Form 20-F
period 2016-12-31
Cellectis S.A.
filed 2017-03-23
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ordinary shares, nominal value €0.05 per share: 35,335,060 as of December 31, 2016

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

Large accelerated filer ☒                 Accelerated filer ☐                 Non-accelerated filer ☐

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

We own various trademark registrations and applications, and unregistered trademarks and servicemarks, including “Cellectis®”, “TALEN®”, “Calyxt™” and our corporate logos, and all such trademarks and servicemarks appearing in this Annual Report are the property of Cellectis. All other trade names, trademarks and servicemarks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

i

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect such forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	the initiation, timing, progress and results of our agricultural biotechnology research and development program;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	our ability to advance plant products into, and successfully complete, field trials;

•	the timing or regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	the regulatory treatment of our plant products;

•	regulatory developments in the United States and foreign countries;

•	the commercialization of our product candidates, if approved;

•	the commercialization of our plant products;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw materials and manufacturers;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates or our plant products;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for our operations;

•	the potential benefits of our strategic alliances and our ability to enter into future strategic arrangements;

•	the ability and willingness of collaborators pursuant to our strategic alliances to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic alliances with Servier and Pfizer;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates;

•	our status as a passive foreign investment company for U.S. federal income tax purposes;

•	our financial performance;

•	our ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

A. Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated statement of financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of operations data for the year ended December 31, 2013 and the selected consolidated statement of financial position data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2013 €	2014 €	2015 €	2016 €	2016 $ (3)
	(in thousands, except share and per share data)
Revenues and other income	12,724	26,453	56,385	51,007	53,766

Operating expenses
Royalty expenses	(542)	(3,035)	(2,475)	(1,605)	(1,692)
Research and development expenses	(17,844)	(14,407)	(52,410)	(70,899)	(74,735)
Selling, general and administrative expenses	(19,034)	(13,114)	(27,238)	(39,230)	(41,353)
Other operating income	478	—	1,060	345	363
Other operating expenses	(2,310)	(1,142)	(3,246)	(434)	(458)
Operating income (loss)	(26,528)	(5,245)	(27,924)	(60,818)	(64,108)

Loss from discontinued operations	(29,580)	(2,822)	—	—	—

Financial gain (loss)	(312)	7,095	7,550	42	44

Net income (loss)	(56,419)	(972)	(20,373)	(60,776)	(64,064)

Attributable to shareholders of Cellectis	(55,402)	20	(20,544)	(60,776)	(64,064)
Attributable to non-controlling interests	(1,017)	(992)	171	—	—
Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(2.68)	0.00	(0.60)	(1.72)	(1.82)
Number of shares used for computing
Basic (1)	20,653,912	26,071,709	34,149,908	35,289,932	35,289,932
Diluted (1)	20,653,912	26,192,652	34,522,910	35,811,772	35,811,772
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (4)	(54,941)	568	9,559	(7,802)	(8,224)

(1)	See Note 16 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
(3)	Translated only for convenience into U.S. dollars at an exchange rate of €1.00 = $1.0541, the European Central Bank’s (“ECB”) daily reference exchange rate on December 31, 2016, as published by Banque de France.
(4)	Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We define Adjusted Net Income (Loss) attributable to shareholders of Cellectis as our Net Income (Loss) attributable to shareholders of Cellectis, adjusted to eliminate the impact of Non-cash stock-based compensation expense. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry that use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis. Please refer below for a reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.

Consolidated Statement of Financial Position

	Year Ended December 31,
	2013	2014	2015	2016	2016 $
	€	€	€	€	$ (3)
	(€ and $ in thousands)
Current financial assets and Cash and cash equivalents	7,559	112,347	314,238	276,216	291,159
Total assets	28,875	137,614	341,062	314,422	331,432
Total shareholders’ equity	2,517	59,527	263,619	260,574	274,671
Total non-current liabilities	3,812	3,222	503	560	590
Total current liabilities	22,546	74,865	76,940	53,288	56,171

Reconciliation of Net Income (Loss) attributable to shareholders of Cellectis to Adjusted Net Income (Loss) attributable to shareholders of Cellectis

	Year Ended December 31,
	2013	2014	2015	2016
	(€ in thousands)
Net Income (Loss) attributable to shareholders of Cellectis	(55,402)	20	(20,544)	(60,776)
Adjustment of non-cash stock-based compensation expense
Research and development expenses	189	225	18,532	30,008
Selling, general and administrative expenses	272	323	11,570	22,967

Total non-cash stock-based compensation expense	461	548	30,103	52,974

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	(54,941)	568	9,559	(7,802)

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
High	1.3454	1.3814	1.3953	1.2043	1.1569
Low	1.2089	1.2768	1.2141	1.0552	1.0364
Rate at end of period	1.3194	1.3791	1.2141	1.0887	1.0541
Average rate per period	1.2932	1.3308	1.3211	1.1046	1.1066

The following table sets forth, for each of the periods indicated, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the periods indicated based on the ECB’s reference U.S. Dollar exchange rate for Euro, as published by Banque de France.

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017
High	1.1296	1.1236	1.1095	1.0762	1.0755	1.0808
Low	1.1146	1.0872	1.0548	1.0364	1.0385	1.0513
Rate at end of period	1.1161	1.0946	1.0635	1.0541	1.0755	1.0597

On March 22, 2017, the ECB’s reference U.S. Dollar exchange rate for the Euro, as published by the Banque de France, was €1.00 = $1.0807.

Information presented on a constant currency basis in this Annual Report is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends.

In various places throughout this Annual Report we show financial amounts in both U.S. dollars and euros. Unless otherwise stated, these translations, which are provided solely for convenience, are made at the exchange rate of €1.00 = $1.0541, the ECB’s daily reference exchange rate on December 31, 2016, as published by Banque de France.

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

We are an early-stage biopharmaceutical gene-editing company with a limited operating history. Investment in biopharmaceutical and agricultural biotechnology product development is a highly speculative endeavor. It entails substantial upfront capital expenditures and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain regulatory approval or to become commercially viable. In our therapeutics business, we are focused on developing products using our gene-editing platform to develop genetically modified T-cells that express a CAR and are designed to target and kill cancer cells. While there have been significant advances in cell-based immunotherapy, our gene-editing platform and T-cell and CAR technologies are new and unproven. Most of the product candidates that we are developing or co-developing are in pre-clinical stages, while one product candidate, UCART123, has received FDA approval to proceed, subject to the approval of our proposed studies by institutional review boards, or IRBs, with clinical development, and one product candidate, UCART19, which is exclusively licensed to Les Laboratories Servier S.A.S., or Servier, commenced clinical development in 2016 through two clinical studies being sponsored by Servier. We have not yet generated any revenue from product sales to date. In our agricultural biotechnology business, we are exploring the use of our gene-editing technologies to develop healthier food products for a growing population. Our plant products are in various stages of development, and we have not yet generated any revenues from sales of these plant products.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, such as the biopharmaceutical and agricultural biotechnology industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, gaining market acceptance of our gene-editing platform, managing a complex regulatory landscape and developing new product candidates. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing products in the fields of immunotherapy and agricultural biotechnology.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates. We finance our current immuno-oncology operations through strategic alliances with pharmaceutical companies, including Servier and Pfizer Inc., or Pfizer, as well as through the sale of equity securities and, to a lesser extent, obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology. During 2013 and 2014, we have received €61.0 million through sales of equity, and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In addition, in March 2015, we completed our U.S. Initial Public Offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.3 million. In 2015 and 2016, we received respectively €46.9 million and €24.7 million in payments pursuant to the Pfizer and Servier collaborations. Our research and development expenses for the years ended December 31, 2015 and 2016 were €52.4 and €70.9 million, respectively. Our net loss for the years ended December 31, 2015 and 2016 was €20.4 million and €60.8 million, respectively.

Among all the UCART products candidates in development by us or by our collaborators, the UCART19 Clinical Studies (as defined in Item 4.B. Business Overview below) commenced in June 2016 and we obtained FDA approval of an IND for two Phase I UCART123 Clinical Studies (as defined in Item 4.B. Business Overview below) in February 2017. Notwithstanding the commencement of the UCART19 Clinical Studies and the FDA approval to commence the UCART123 Clinical Studies, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a product candidate. Moreover, our submissions for IRB approval for our UCART123 Clinical Studies are pending at New York-Presbyterian/Weill Cornell Medical Center (or “Weill Cornell”) and the University of Texas MD Anderson Cancer Center (“MD Anderson Cancer Center”), and we may not receive approvals from these IRBs, in which case the UCART123 Clinical Studies would not be permitted to commence. Even if we or our collaborators successfully commence and complete clinical studies and obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to increase in the near term as we commence the UCART123 Clinical Studies, file additional IND and/or foreign equivalent filings for additional product candidates and conduct research and development for other product candidates. In addition, we anticipate that such expenses will increase further and such increases may be substantial if and as we:

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

We are currently preparing to commence the UCART123 Clinical Studies and we are advancing our other product candidates to and through pre-clinical testing. The process of developing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we commence the UCART123 Clinical Studies, file additional protocols under our current IND, file additional IND and/or foreign equivalent filings for additional product candidates, and conduct research and development for our other product candidates. In addition, subject to obtaining regulatory approval of any product candidates, we expect to incur significant commercialization expenses.

As of December 31, 2016, we had cash and cash equivalents and current financial assets of approximately €276 million. We believe our cash and cash equivalents and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2019. However, in order to complete the development process, obtain regulatory approval and commercialize, if approved, any of our product candidates and to obtain regulatory approval for, if necessary, and commercialize our lead plant sciences products, we may require additional funding. Also, our operating plan, including our product development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches.

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

Under French law, our share capital generally may be increased with the approval of a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail obtained at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in the share capital. Accordingly, our board of directors may be precluded from issuing additional share capital if the prior approval of the shareholders is not duly obtained.

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Our therapeutic product candidate development programs are still in the discovery or pre-clinical proof-of-concept phase and may be unsuccessful.

Except for UCART19 which has been exclusively licensed to Servier, the use of our gene-editing technologies in the product candidates we develop have not been approved for, nor undergone clinical testing in humans and have only undergone limited testing in animals. In February 2017, we received FDA approval under an IND to commence our UCART123 Clinical Studies. However, IRB approvals are still pending at Weill Cornell and MD Anderson Cancer Center, and we may not commence the UCART123 Clinical Studies until such approvals are received. Clinical trial agreements with Weill Cornell are being negotiated and such agreements must be in place before our UCART123 Clinical Studies may be commenced. Results from animal studies are not necessarily predictive of results in clinical studies. Even if certain of our product candidates progress through clinical studies, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in animal studies. For example, while our animal studies of product candidates may result in evidence of tumor cell elimination, there can be no assurance that the success we achieve in such animal studies for these product candidates will result in success in any clinical studies.

Because our current product candidates are still in the early stages of development, with the majority of our product candidates in the discovery or pre-clinical proof-of-concept phase, there can be no assurance that our research and development activities will result in product candidates we can advance through clinical development. Although Servier commenced the UCART19 Clinical Studies in June 2016 and we are pursuing IRB approvals to commence our UCART123 Clinical Studies, the commencement and results of such clinical studies are subject to a variety of factors and considerations and we cannot assure you that we or our collaborators will achieve the applicable targets in these studies. Our other product candidates are in various stages of pre-clinical development and we have limited pre-clinical data evaluating many of these product candidates. Because of the early stage of development of our product candidates, we have not yet demonstrated the safety, specificity and clinical benefits of our product candidates in humans, and we cannot assure you that the results of any human trials will demonstrate the value and efficacy of our platform. Moreover, there are a number of regulatory requirements that we must satisfy in connection with our UCART123 Clinical Studies, including approval of our proposed studies by IRBs, and that we must satisfy before we can commence additional clinical trials in the United States and the European Union, or EU, with respect to our other product candidates. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage product candidate development programs may adversely affect our ability to continue development and commercialization of our more advanced product candidates and we may never commence additional clinical studies despite expending significant resources in pursuit of their development. Further, our UCART123 Clinical Studies or other clinical studies, if any, that we commence may not be successful and such product candidates may never be approved by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other regulatory agency.

Early data from compassionate use treatment and from clinical trials are not predictive of success in later clinical trials.

In December 2016, during a meeting with the National Institutes of Health’s Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC, Pfizer and Servier presented preliminary clinical data for UCART19, including data from UCART19 Clinical Studies and from three clinical uses of UCART19 on a compassionate basis. These three compassionate use patients have been treated under U.K. special licenses from the Medicines & Healthcare products Regulatory Agency (MHRA) to administer UCART19 product candidate to a patient on a compassionate use basis. Compassionate use refers to the use of an investigational drug outside of a clinical trial to treat a patient with a serious or immediately life-threatening disease or condition who has no comparable or satisfactory alternative treatment options.

We cannot assure you that the administration of UCART19 to other patients will have results that are similar to those reported by Pfizer and Servier. Such results are necessarily preliminary in nature, do not bear statistical significance and should not be viewed as predictive of ultimate success. It is possible that such results will not continue or may not be repeated in other potential compassionate uses or in ongoing or future clinical trials on UCART19 or other UCART product candidates.

We have limited experience in conducting or managing clinical trials for potential therapeutic products.

In February 2017, we received FDA approval of our IND for the UCART123 Clinical Studies, and we are seeking approval from IRBs, which are pending at Weill Cornell and MD Anderson Cancer Center. We have limited experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product candidate. We intend to rely on our collaborators or third parties, such as clinical research organizations, or CROs, medical institutions and clinical investigators to perform these functions. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them or the data that they provide could be rejected by the FDA or comparable foreign regulatory bodies, all of which may result in a delay of the affected trial and additional program costs.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Pre-clinical testing of most of our product candidates is still ongoing. Pre-clinical testing and clinical trials, such as our proposed UCART123 Clinical Studies, are long, expensive and unpredictable processes that can be subject to extensive delays. Moreover, our submissions for IRB approval for our UCART123 Clinical Studies are pending at Weill Cornell and MD Anderson Cancer Center, and we may not receive approvals from these IRBs, in which case the UCART123 Clinical Studies would not be permitted to commence. We cannot guarantee that any pre-clinical studies or clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the pre-clinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, including a number of patient deaths in recent CAR-T trials conducted in the United States, and we cannot be certain that our product candidates, including UCART123, will not face similar setbacks. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our collaborators to delay, reduce the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.

In connection with clinical testing and trials on product candidates we develop for ourselves or on behalf of our collaborators, we may face a number of risks, including:

•	pre-clinical results may not be indicative of clinical results in humans;

•	a product candidate may be ineffective, inferior to existing approved drugs or therapies or unacceptably toxic, or may have unacceptable side effects;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

•	the results may not confirm the favorable results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the FDA and/or other applicable regulatory agencies to establish the safety and efficacy of our product candidates.

In addition, a number of events, including any of the following, could delay the completion of our future clinical trials (including the UCART123 Clinical Studies) or those of our collaborators (including the UCART19 Clinical Studies) and negatively impact the ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us or our collaborators by the FDA or any foreign regulatory authority regarding the scope or design of clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials;

•	delays in obtaining regulatory agency approval for the conduct of the clinical trials;

•	lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	serious and unexpected drug-related side effects experienced by patients in clinical trials; or

•	failure of our or our collaborators’ third-party contractors to meet their contractual obligations in a timely manner.

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

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us or our collaborators, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board, or DSMB, overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unfavorable interpretations by FDA or similar foreign regulatory authorities of data, where clinical study plans call for interim data analysis;

•	FDA or similar foreign regulatory authorities determine the plan or protocol for the investigation is deficient in design to meet its stated objectives;

•	lack of, or failure to, demonstrate efficacy;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.

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

Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and obtaining regulatory approval. Currently, only a very limited number of gene therapy products have been approved in the United States or Europe.

We have concentrated our research and development efforts on our CAR T-cell immunotherapy product development, including our gene-editing technologies, and our future success depends on the successful development of this therapeutic approach. We are in the early stages of developing our UCART product candidates’ platform and there can be no assurance that any development problems we experience in the future related to our gene-editing technologies will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Currently, two gene therapy products received marketing authorization from the EMA and have been approved in Europe, and only one gene therapy product has been approved in the United States, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either Europe or the United States. Approvals by the EMA and FDA for existing gene therapy products may not be indicative of what these regulators may require for approval of further gene therapy products. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

The regulatory landscape that will govern our product candidates is uncertain; regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel CAR T-cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (OTAT, formerly known as the Office of Cellular, Tissue and Gene Therapies, or OCTGT) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Gene therapy clinical studies conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or the NIH, are also subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual gene therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

On February 6, 2017, the FDA notified us that the IND we submitted for our two Phase I UCART123 Clinical Studies could proceed. Our submissions for IRB and IBC approvals are pending at Weill Cornell and MD Anderson Cancer Center, and we may not receive their approvals. If we do not receive IRB approval for our UCART123 Clinical Studies, we will not be able to commence the studies at those institutions. Clinical trial agreements with Weill Cornell and MD Anderson Cancer Center are being negotiated and such agreements must be in place before our UCART123 Clinical Studies may be commenced.

Similarly, complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the EU a special committee called the Committee for Advanced Therapies (CAT) was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products (ATMPs) to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products. In this regard, on May 28, 2014, the EMA issued a recommendation that Cellectis’ UCART19 be considered a gene therapy product under Regulation (EC) No 1394/2007 on ATMPs. We believe this recommendation is likely to be applicable to our UCART product candidates; however, this recommendation is not definitive until such products obtain regulatory approval for commercialization.

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

As we or our collaborators advance our product candidates, we and they will be required to consult with these regulatory and advisory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 Clinical Studies are being sponsored by Servier in collaboration with Pfizer, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our commercial collaborators and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that would apply to our wholly-controlled UCART product candidates, including UCART123, and could lead to potential delays or additional requirements. For example, as a result of such interactions, regulators may require that we implement additional studies or testing with respect to our product candidates or modify our clinical studies, including the UCART123 Clinical Studies.

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

Currently, UCART123 is our only fully-controlled product candidate that has been approved by the FDA to enter into Phase I clinical studies in the United States. In addition, UCART19, which is exclusively licensed to Servier, is the subject of two Phase I clinical studies in the United Kingdom, each sponsored by Servier, and has been approved for a Phase I clinical study in the United States, to be conducted in collaboration with Pfizer. Notwithstanding the foregoing, we may never be able to develop products that will be approved or commercialized. Our business depends primarily on the successful clinical development, regulatory approval and commercialization of our CAR T-cell immunotherapy product candidates. We are also studying in pre-clinical studies, on our own or through our collaborators, other product candidates based on gene-edited CAR T-cells for cancer immunotherapy.

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

The biotechnology and pharmaceutical industries are characterized by intense competition and rapid innovation, and many companies put significant resources toward developing novel and proprietary therapies for the treatment of cancer, which often incorporate novel technologies and valuable intellectual property. We compete with companies in the immunotherapy space, as well as companies developing novel targeted therapies for cancer. In addition, our product candidates, if approved, will compete with existing standards of care for the diseases that our product candidates target as well as new compounds, drugs or therapies, some of which may achieve better results than our product candidates. We anticipate that we will face intense and increasing competition from many different sources, including new and established biotechnology and pharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions.

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Caribou Biosciences, Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•	CAR space: Bellicum Pharmaceuticals, Inc., Juno Therapeutics, Inc., Celgene Corporation (in collaboration with bluebird bio, Inc.), Ziopharm Oncology (in collaboration with Intrexon, Inc.), Kite Pharma, Inc. (in collaboration with Amgen), Novartis AG and Johnson & Johnson (in collaboration with Transposagen), and Autolus Limited.

•	Cell-therapy space: Adaptimmune Ltd, Lion Biotechnologies, Inc., Unum Therapeutics, Inc., NantKwest, Inc., Celyad S.A., Atara Biotherapeutics, Inc., and Immunocore Ltd.

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

The FDA or other regulatory authority, as applicable, may delay, limit or deny approval of our product candidates for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials or require that additional clinical trials be conducted;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the CROs that are retained to assist us in connection with the clinical trials of our product candidates may take actions that materially adversely impact the clinical trials;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from manufacturing, pre-clinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may not accept data generated at the sites involved in the clinical trials for our product candidates;

•	the FDA or comparable foreign regulatory authorities may not approve the production process, formulation, labeling or specifications of our product candidates;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	if the marketing application, if and when submitted, is reviewed by an advisory committee, the FDA or comparable foreign regulatory authorities may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the competent regulatory authorities require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA or comparable foreign regulatory authorities may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval;

•	the FDA or comparable foreign regulatory authorities may restrict the use of our products to a narrow population;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; or

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

We expect several of the product candidates we develop will initially be available as treatment for patients with advanced disease, or with a rare disease with no other treatment option, which could limit the size of the market for these product candidates.

We expect that, if approved, several of the product candidates we develop will initially receive regulatory approval as treatment for advanced or rare diseases. This could limit the initial size of the market for these product candidates, and we cannot predict when, if ever, such product candidates would receive regulatory approval for indications treating a more expansive patient population.

The manufacturing of the product candidates we develop is highly complex. Any issues that arise in the manufacturing process could have an adverse effect on our business, financial position or prospects.

The product candidates we develop undergo a complex, highly-regulated manufacturing process that is subject to multiple risks. As a result of the complexities of this process, the cost to manufacture our CAR T-cell immunotherapy products is generally higher than traditional small molecule chemical compounds, and the manufacturing process requires very minimal batch-to-batch variability, which is expensive to ensure. Our manufacturing process is susceptible to product loss or failure due to issues associated with the collection of white blood cells, or starting material, from healthy third-party donors, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product. In addition, we may face manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, shortage of raw material and other procurement issues, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Further, as our product candidates are developed through pre-clinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Currently, the product candidates we develop are manufactured using processes intended for pre-clinical and clinical stage production by a third-party contract manufacturing organization, or CMO. Although we work with CMOs to ensure that commercially viable processes will be available for mass production, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

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

Negative public opinion and increased regulatory scrutiny of genetic research and therapies involving gene editing may damage public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Our gene-editing technologies are novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion, or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates. For example, in 2003, 20 subjects treated for X-linked severe combined immunodeficiency in two gene therapy studies using a murine gamma-retroviral vector, a viral delivery system, showed correction of the disease, but the studies were terminated after five subjects developed leukemia. Although none of our current product candidates utilize these gamma-retroviruses, our product candidates use a viral delivery system. Additionally, there have been a number of patient deaths in recent CAR-T trials conducted in the United States by our competitiors leading to clinical trial holds. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to our or their product candidates, respectively (such as the many adverse events that typically arise from the transplant process), and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stronger labeling for those product candidates that are approved and a decrease in demand for any such product candidates.

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

In addition, clinical trials for the product candidates we develop will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition may reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of the clinical trials at the same clinical trial sites that some of our competitors use, which may reduce the number of patients who are available for our clinical trials at such clinical trial sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because the product candidates we develop represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and stem cell transplants, rather than enroll patients in our future clinical trial or clinical trial of our collaborators.

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

Our competitors in the immuno-oncology space are developing products that similarly use CAR T-cells to seek out and destroy cancer cells. In addition to the factors identified above, patient enrollment in any clinical trials we may conduct may be adversely impacted by any negative outcomes our competitors may experience, including adverse side effects (including fatalities), clinical data showing inadequate efficacy or failures to obtain regulatory approval.

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

Our gene-editing technologies may not be sufficiently specific for their target sites, or they may not target unique sites within the genome of interest, which may result in random DNA recombination events. For example, off-target cleavage may lead to the production of double-strand breaks that overwhelm the cell’s repair machinery and, as a consequence, yield chromosomal rearrangements and/or cell death. Off-target cleavage events also may result in random integration of donor DNA. As a result, off-target cleavage in T-cells may lead to undesirable side effects for patients, and consequently could cause delays, interruptions or suspensions of clinical trials and delays or denial of regulatory approval by the FDA or other regulatory authorities. Because the products we develop have had only very limited clinical application, in connection with the UCART19 Clinical Studies, we do not yet have sufficient information to know whether any of our product candidates will cause undesirable side effects.

Any undesirable side effects could cause us, our collaborators or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Further, if the product candidates we develop receive marketing approval and we or others identify undesirable side effects caused by the products or any other similar products after the approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of the products;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to perform additional post marketing safety studies or post marketing safety registries;

•	we or our collaborators may be required to change the way the products are distributed or administered or conduct additional clinical trials;

•	we or our collaborators may decide to remove the products from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our products or products developed with our technologies; and

•	our reputation may suffer.

Any of these events could prevent the affected products from reaching the milestones triggering payment to Cellectis or achieving or maintaining market acceptance and could substantially increase the costs of commercializing such products and significantly impact the ability of such products to generate revenues.

If the product candidates we develop do not achieve projected development and commercialization in the announced or expected timeframes, the further development or commercialization of our product candidates may be delayed, and our business will be harmed.

We sometimes estimate, or may in the future estimate, for planning purposes, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, the receipt of marketing approval or commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions including, assumptions regarding capital resources and constraints, progress of development activities, and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates.

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

We expect to rely, to some extent, on our collaborators to provide funding in support of our own independent research and pre-clinical and clinical testing. Our technology is broad based, and we do not currently possess the financial resources necessary to fully develop and commercialize potential products that may result from our technologies or the resources or capabilities to complete the lengthy marketing approval processes that may be required for the products. Therefore, we plan to rely on strategic alliances to financially help us develop and commercialize our own biopharmaceutical products. As a result, our success depends, in part, on our ability to collect milestone and royalty payments from our collaborators. To the extent our collaborators do not aggressively pursue product candidates for which we are entitled to such payments or pursue such product candidates ineffectively, we will fail to realize these significant revenue streams, which could have an adverse effect on our business and future prospects. For example, since Servier has obtained exclusive rights on UCART19, it controls this product candidate and its future development (including the UCART19 Clinical Studies) and commercialization. We will receive royalties on sales of the product, but will have no control over such further development and commercialization.

If collaborators with whom we currently have alliances, such as Pfizer and Servier, or future collaborators with whom we may engage, are unable or unwilling to advance our programs, or if they do not diligently pursue product development and product approval, this may slow our progress and defer or negatively impact our revenues. Such failures would have an adverse effect on our ability to collect key revenue streams and, for this reason, would adversely impact our business, financial position and prospects. Our collaborators may sublicense or abandon product candidates or we may have disagreements with our collaborators, which would cause associated product development to slow or cease. There can be no assurance that our current strategic alliances will be successful, and we may require significant time to secure new strategic alliances because we need to effectively market the benefits of our technology to these future alliance partners, which may direct the attention and resources of our research and development personnel and management away from our primary business operations. Further, each strategic alliance arrangement will involve the negotiation of terms that may be unique to each collaborator. These business development efforts may not result in a strategic alliance or may result in unfavorable arrangements.

The loss of existing or future collaboration agreements would not only delay or potentially terminate the possible development or commercialization of products we may derive from our technologies, but it may also delay or terminate our ability to test target candidates for specific genes. If any collaborator fails to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected target candidates or research programs would be delayed or could be terminated.

Under typical collaboration agreements, we would expect to receive revenue for the research and development of a CAR T-cell immunotherapy product based on achievement of specific milestones, as well as royalties based on a percentage of sales of the commercialized products. Achieving these milestones will depend, in part, on the efforts of our partner as well as, in most cases and for a limited period of time, our own. If we, or any alliance partner, fail to meet specific milestones, then the strategic alliance may be terminated, which could reduce our revenues.

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

In addition, for any product candidates we develop through our strategic alliances, we will depend entirely upon the other party for marketing and sales of that product. These partners may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all. Our business and results of operations will be negatively impacted by any failure of our collaborators to effectively market and commercialize an approved product.

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

Even if we or our collaborators obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our collaborators may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.

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

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we obtain orphan drug designation for a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective, the disease or condition exceeded the population threshold, or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

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

We may seek fast-track designation and review for some or all of our other product candidates. If a drug is intended for the treatment of a serious or life-threatening condition or disease, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation. Thus, even if we believe a particular product candidate is eligible for this designation, we cannot assure that the FDA would decide to grant it. Moreover, even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek a regenerative advanced therapy (RAT) designation and/or a breakthrough therapy designation for our product candidates. Even if we achieve a RAT designation or a breakthrough designation from the FDA for the product candidates we develop, or, if applicable, by other national or international regulatory agencies, such designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a RAT designation or a breakthrough therapy designation for our product candidates in the future.

A drug is eligible for RAT designation if, (i) the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; (ii) the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition.

A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.

For product candidates that have been designated as a RAT or a breakthrough therapy, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Designation as a RAT or breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that our product candidates meet the criteria for designation as a RAT or a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a RAT designation or a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as RAT or a breakthrough therapy, the FDA may later decide that such product no longer meet the conditions for qualification.

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

We maintain product liability insurance coverage for damages caused by our product candidates with coverage limits that , we believe are customary for companies in our industry. This coverage may be insufficient to reimburse us for any expenses or losses we may suffer. Because all of our fully-controlled product candidates are in pre-clinical development stages, we currently do not carry clinical trial insurance for our product candidates. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval, which could adversely affect our business.

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

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our or our collaborators’ ability to sell our products profitably. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was enacted in March 2010. The ACA has been expected to have a significant impact on the provision of, and payment for, health care in the United States. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

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

Our future profitability, if any, will depend, in part, on our ability and the ability of our collaborators to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to risks and uncertainties, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements in each jurisdiction that we pursue;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	country specific requirements related to the cells used as starting material for manufacturing

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training, healthcare professionals and patients documents;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations;

•	patients’ ability to obtain reimbursement for products in various markets; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

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

Risks Related to Our Reliance on Third Parties

We expect to rely on third parties to conduct some or all aspects of our product manufacturing, quality control, protocol development, material supply, research and pre-clinical development, clinical testing and distribution, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our product manufacturing, quality control, protocol development, material supply, research and pre-clinical development and clinical testing as well as distribution and will rely on third parties for some of these activities. Under certain circumstances, these third parties may be entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our product development activities.

In addition, in connection with our engagement of third parties, we expect to control only certain aspects of their activities. Our reliance on these third parties for product manufacturing, quality control, protocol development, material supply, research and pre-clinical development and clinical testing and distribution activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study and trial plans and protocols, or if there are disagreements between us and these third parties, we may not be able to complete, or may be delayed in completing, the pre-clinical studies and clinical trials required to support future regulatory submissions and approval of the product candidates we develop. In some such cases we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay with respect to the approval of our product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, reliance on third-party manufacturers, suppliers, research organizations and/or distributors entails risks to which we would not be subject if we conducted the above-mentioned activities ourselves, including:

•	the inability to negotiate supply, manufacturing, research and/or distribution agreements with third parties under commercially reasonable terms or at all, because the number of potential suppliers, manufacturers, research organizations and distributors is limited and each must be approved by the FDA or comparable foreign regulatory authorities and would need to develop approved or validated processes for production, testing or distribution of material we use or of our products;

•	that our third-party manufacturers, research organizations or distributors may have little or no experience with our products and may therefore require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture, test or distribute our product candidates;

•	reduced control over manufacturing and distribution activities and quality control processes and the possibility that our contract manufacturers, research organizations and distributors are not able to execute our manufacturing, testing or distribution procedures and other logistical support requirements appropriately;

•	that our contract manufacturers may not perform as agreed, may not devote sufficient resources to our products or may not remain in the contract manufacturing business for the time required to supply investigational products for our clinical trials or to successfully produce, store and supply our products once approved;

•	that we may not own, have equivalent necessary rights in, or access to the intellectual property rights to, or know how residing in any improvements or developments made by our third-party manufacturers or research organizations in the manufacturing process or testing of our products;

•	breach, termination or nonrenewal of our agreements by third-party manufacturers, suppliers, research organizations or distributors in a manner or at a time that is costly or damaging to us; and

•	disruptions to the operations of our subcontractors, suppliers, research organizations or distributors caused by conditions unrelated to our business or operations, including the bankruptcy of any such third-party provider.

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

All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. For example, in the United States, components of a finished CAR T-cell immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. Similarly, all investigational medicinal products in the EU must be manufactured in compliance with Good Manufacturing Practices, or GMP. The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of the product candidates we develop that may not be detectable in final product testing. In the United States, we or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s cGMP requirements enforced by the FDA through its facilities inspection program. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates, including starting and raw material, excipients, equipment and consumables, as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval inspection, FDA approval of the products will not be granted.

Similarly, in the EU, Directive 2003/94/EC lays down the principles and guidelines of GMP in respect of medicinal products and investigational medicinal products and requires that products are consistently produced and controlled in accordance with the applicable quality standards. It also requires that medicinal products and investigational medicinal products that are imported from third countries are manufactured in accordance with standards at least equivalent to the GMP standards laid down in the EU. Directive 2003/94/EC, together with the detailed EU Guidelines on GMP, govern the quality management, personnel, premises, documentation, production operations, quality control, outsources activities, complaints and product recall and self-inspection. GMP inspections are performed by the competent authorities of the EU Member States, and are coordinated by the EMA in the case of medicinal products that are authorized through the EU centralized procedure.

If any of our third-party manufacturers, directly or indirectly (due to failure of their own sub-contractors), fail to maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product, revocation or non-renewal of a pre-existing approval, refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible, or imposition of a hold on or refusal to commence, clinical investigations. As a result, our business, financial condition and results of operations may be materially harmed.

In addition, if supply from one approved manufacturer or supplier is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of some non-clinical and clinical studies, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed or we could lose potential revenue.

Access to raw materials and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not guaranteed.

We are dependent on third parties for the supply of various biological materials—such as cells, cell culture media, cytokines, vectors, nucleic acids or antibodies—that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing process and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect the ability to complete trials and commercialize our products candidates. In addition, our suppliers or manufacturers may, from time to time, change their internal manufacturing or testing processes and procedures. Such changes may require us to perform or have performed studies to demonstrate equivalence of the materials produced or tested under such new procedures. Such equivalence testing may impose significant delays in the development of our product candidates. Furthermore, our suppliers may face quality issues or findings from regulatory authorities’ inspections that could lead to delays or interruption of the supply of our product candidates.

We or our collaborators rely on third parties to conduct, supervise and monitor our or their clinical studies, and if these third parties perform in an unsatisfactory manner, it may harm our business.

We or our collaborators rely on medical institutions, clinical investigators, contract research organizations, or CROs, contract laboratories, and collaborators to carry out or otherwise assist us in connection with our or their clinical trials and to perform data collection and analysis. While we will have agreements governing their activities, we will have limited influence over their actual performance and will control only certain aspects of such third parties’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards, and our reliance on the third party does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, cGMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of our pre-clinical studies and clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Regulatory authorities around the world, including the FDA and European authorities, enforce these requirements through periodic inspections of study sponsors, CROs, principal investigators and clinical trial sites. If we, our CROs, our investigators or trial sites fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities around the world may require us to perform additional clinical trials before issuing any marketing authorizations for our product candidates. Upon inspection, the FDA or EMA may determine that our clinical trials did not comply with GCP, GLP and GMP requirements, which may render the data generated in those trials unreliable or otherwise not usable for the purpose of supporting the marketing authorization applications for our products. In addition, our future clinical trials will require a sufficient number of study subjects to evaluate the safety and efficacy of our product candidates. Accordingly, if, for example, our CROs fail to comply with these regulations or if trial sites fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, or anyway incur delays in the performance of such trials, which would delay the regulatory approval process for the approval of our product candidates.

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

Because we rely on third parties for the advancement of our products platform, pre-clinical testing, quality control, clinical trials, and manufacturing activities, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

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

The development of successful agricultural products using complex technology platforms such as ours requires significant levels of investment in research and development, including field testing, to demonstrate their effectiveness and can take several years or more. For the years ended December 31, 2015 and 2016, we spent €2.6 million and €3.7 million, respectively, on plant sciences research and development and royalty expenses. We intend to continue to invest in research and development, including additional and expanded field testing, to continue to improve the performance of our plant products. Our investment in research and development may not result in significant plant product revenues over the next several years, if ever.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	our plant products will fail to perform as expected in the field;

•	our plant products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

•	our plant products may have poisonous effects on consumers;

•	our plant products will be viewed as too expensive by our potential customers compared to competitive products;

•	our plant products will be difficult to produce on a large scale or will not be economical to grow;

•	proprietary rights of third parties will prevent us, our collaborators, or our licensees from marketing our plant products;

•	we may be unable to patent our discoveries in the necessary jurisdictions,

•	we or our collaborators may be unable to fully develop or commercialize products containing our plant products or, if developed, to commercialize such products or to do so in a timely manner; and

•	third parties may develop superior or equivalent plant products.

Our plant products are not yet available for commercial use.

Our plant products are in the early stages of development, and there is no established market for them. Completion of product development could be protracted. Such products are not yet ready for commercial launch and may not be ready for commercial launch for numerous years, if ever. If we are not able to commercialize our existing products or new products on a significant scale, then we may not be successful in building a sustainable or profitable plant sciences business. Moreover, we expect to price our products based on our assessment of the value that we believe they provide to the customer, rather than on the cost of production. If our customers attribute a lower value to our products than we do, they may not be willing to pay the premium prices that we expect to charge. Pricing levels may also be negatively affected if our products are unsuccessful in producing the yields we expect.

We rely on third parties to conduct, monitor, support, and oversee field trials and other research services for product candidates in development, and any performance issues by third parties, or our inability to engage third parties on acceptable terms, may impact our ability to successfully commercialize such product candidates.

We currently conduct field trials, and plan to conduct further field trials, of our plant product candidates in various geographies. We currently rely on third parties to conduct, monitor, support, and oversee these field trials. In some cases, these field trials are conducted outside of the United States, making it difficult for us to monitor the daily activity of the work being conducted by the third parties that we engage. Although we provide our third-party contractors with extensive protocols regarding the establishment, management, harvest, transportation and storage of our product candidates, we have limited control over the execution of field trials. Consequently, the success of these field trials depends upon the ability of these third parties to correctly follow our suggested protocols. However, there is no guarantee that third parties will devote adequate time and resources to our field trials or conduct the field trials in accordance with our protocols, including maintenance of all required field trial information. Any such failures may result in delays in the development of our product candidates or the incurrence of additional costs. Even if our third-party contractors adhere to our suggested protocols, field trials may fail to succeed for a variety of other reasons, including weather, disease or pests, improper timing of planting our seeds, or incorrect fertilizer use. Ultimately, we remain responsible for ensuring that each of our field trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our responsibilities.

Additionally, if we are unable to maintain or enter into agreements with third-party contractors on acceptable terms, or if any such engagement is terminated prematurely, we may be unable to conduct or complete our field trials in the manner we anticipate. If our relationship with any of these third-party contractors is terminated, we may be unable to enter into arrangements with alternative contractors on commercially reasonable terms, or at all. Switching or adding third party contractors can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact our ability to meet our desired development timelines.

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

The production of commercial-scale quantities of seeds requires the multiplication of the plants or seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of some of our plant products depends on our ability to scale our production processes to produce plants and seeds in sufficient quantity to meet demand. For example, food products such as soybean oil and wheat flour, and feed ingredients such as soybean meal, will require optimized production and commercialization of the underlying plant and seed harvests. We cannot assure you that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for the plant products in our pipeline. Even if we are successful in developing ways to increase yields and enhance quality, we may not be able to do so cost-effectively or on a timely basis, which could adversely affect our ability to achieve profitability. If we are unable to maintain or enhance the quality of our plants and seeds as we increase our production capacity, including through the expected use of third parties, we may experience reductions in customer demand, higher costs and increased inventory write-offs.

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

The market for agricultural biotechnology products, such as seeds and seed traits, are intensely competitive and change rapidly. The agricultural biotechnology market is characterized by a small number of large companies, which control the vast majority of patented seeds and technology. The majority of these competitors have substantially greater financial, technical, marketing, sales, distribution and other resources than we do, such as larger research and development staff, more experienced marketing and manufacturing organizations and more well-established sales forces. As a result, we may be unable to compete successfully against our current or future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our discoveries. We expect to continue to face significant competition in the markets in which we intend to commercialize our plant products. Our competitors in the agricultural biotechnology space include:

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

Many of our competitors engage in ongoing research and development and have a competitive advantage in their ability to bring new products to market quickly. Technological developments by our competitors could render our products less competitive, resulting in reduced sales compared to our expectations. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to: control manufacturing and marketing costs; effectively price and market our plant products; successfully develop an effective marketing program, and an efficient distribution system; develop of new products with properties attractive to our customers, and commercialize of our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our plant sciences business and its results of operations and financial condition.

We also anticipate increased competition in the future as new companies enter the market and new technologies become available, particularly in the areas of gene editing. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

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

In the United States, the United States Department of Agriculture, or USDA, regulates, among other things, the introduction (including the importation, interstate movement, or release into the environment) of organisms and products altered or produced through genetic engineering that are plant pests or that there is reason to believe are plant pests. Such organisms and products are considered “regulated articles.” However, a petitioner may submit a request for a determination by the USDA of “nonregulated status” for a particular article. A petition for determination of nonregulated status must include detailed information, including relevant experimental data and publications, and a description of the genotypic differences between the regulated article and the nonmodified recipient organism, among other things. We previously submitted a request for a determination of “nonregulated status” to the USDA for our potato product candidates, our high oleic and low linolineic soybean product candidates and our powdery mildew-resistant wheat product candidate. The USDA confirmed in writing that each of these product candidates is not deemed to be a “regulated article” under the Plant Protection Act because it does not contain genetic material from plant pests. While we believe that the USDA’s reasoning will continue to extend to our other product candidates, we have not obtained a determination from USDA that any of our other product candidates are not “regulated articles” under these regulations. USDA’s regulations also require that companies obtain a permit or file a notification before engaging in the introduction (including the importation, interstate movement, or release into the environment such as field testing) of “regulated articles.” We cannot predict whether the USDA or advocacy groups will challenge our interpretation, or whether the USDA will alter the manner in which it interprets its own regulations or institutes new regulation, or otherwise modifies regulations in a way that will subject our products to more burdensome standards, thereby substantially increasing the time and costs associated with developing our plant products. Moreover, we cannot assure you that the USDA will apply this same analysis to any of our other plant products in development. Complying with USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could delay or prevent the commercialization of our plant products.

Our plant products may also be subject to extensive FDA food product regulations. Under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act, any substance that is intentionally added to food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (generally recognized as safe, or GRAS), or unless the use of the substance is otherwise excluded from the definition of a food additive. The FDA may classify some or all of our product candidates as containing a food additive that is not GRAS or otherwise determine that our plant products contain significant compositional differences from existing plant products that require further review. Such classification would cause these product candidates to require pre-market approval, which could delay the commercialization of these products.

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

We may be sued for product liability and if such lawsuits were determined adversely, we could be subject to substantial damages, for which insurance coverage is not available.

We may be held liable if any plant product we develop, or any product that uses or incorporates, any of our technologies, causes injury or is found otherwise unsuitable during product testing, production, marketing or sale. For example, the detection of unintended biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced may result in the inability to market the crops grown or physical injury to consumers resulting in potential liability for us as the seed producer or technology provider. If this were to occur, we could be subject to claims by multiple parties based not only on the cost of our plant products but also on their lost profits and business opportunities, including but not limited to trade disruption. Courts have levied substantial damages in the U.S. and elsewhere against a number of companies in the agricultural industry over the past several years in connection with claims for injuries allegedly caused by use of their products. Calyxt does not currently have product liabilities coverage for such claims. In addition, the detection of unintended biotechnology material in our seeds or in the environment could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality related to biotechnology could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Some of our plant products may end up in markets or countries in which they have not received regulatory approval, which may result regulatory challenges or lawsuits.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of our plant products. As a result, our plant products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against us, which could result in significant expenses and management attention.

Our plant sciences activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

Calyxt’s current headquarters and certain research and development operations are located in New Brighton, Minnesota and Calyxt’s new headquarters facility is located in Roseville, Minnesota. The greenhouse for the new headquarters is operational and the remainder of the new facility which includes an office, labs and demonstration kitchen are expected to be operational in late 2017 or early 2018. Our seed production takes place primarily in the United States and Argentina. Warehousing for seed storage, which is conducted by a third-party contractor, is located primarily in Minnesota and Wisconsin. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and offsite storage of critical research results and computer data. However, a natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or acts of vandalism, could cause substantial delays in our operations, damage or destroy our equipment, inventory or development projects, and cause us to incur additional expenses.

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

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our position.

The patent positions of biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent office. For example, one of the patents relating to our TALEN technology is currently under opposition before the European Patent Office. Challenges to our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

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

Third parties may assert rights to inventions we develop or otherwise regard as our own.

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

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business operations, products and methods and the business operations, products and methods of our collaborators do not or will not infringe the patents or other intellectual property rights of third parties.

The biopharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our product candidates or the use of our technologies infringe patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney’s fees if we or our collaborators are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we or our collaborators may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products or the products we developed with our collaborators.

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

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

We have rights, through licenses from third parties and under patents that we own, to the intellectual property to develop our product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently, and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size and greater cash resources and clinical development and commercialization capabilities.

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

Under each of the material exclusive licenses granted to us, the licensor controls the prosecution of patents covered by the license. Under our collaboration agreement with Pfizer, we and Pfizer each generally control the prosecution of our respective owned patents, and Pfizer has the first right to elect to control the prosecution of certain jointly-developed intellectual property. Under our collaboration agreement with Servier, we and Servier each generally control the prosecution of our respective owned patents, and we generally control the prosecution of joint patents, unless Servier exercises its option under the agreement to obtain an exclusive license to further develop, manufacture and commercialize a product candidate, in which case Servier will control prosecution of the joint patents. In addition, Servier currently controls prosecution of those patent rights covering solely UCART19. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

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

As of December 31, 2016, we had 122 full-time employees and we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder and Chief Executive Officer; Dr. David Sourdive, our co-founder and Executive Vice President, Technical Operations; Dr. Mathieu Simon, our Chief Operating Officer; Dr. Philippe Duchateau, our Chief Scientific Officer; and Dr. Dan Voytas, the Chief Scientific Officer of Calyxt, Inc. The loss of the services of these key executive officers could have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, regulatory, medical, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business.

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

In order to induce valuable employees to remain at Cellectis, we have provided over the last years free shares and stock options to purchase ordinary shares that vest over time. The value to employees of free shares and stock options that vest over time may be significantly affected by movements in the price of our ordinary shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

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

As a U.S. public company, we incur significant legal, accounting, and other expenses. We are subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations results in substantial legal and financial compliance costs and makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources. These costs and other impacts would increase if we ceased to qualify as a foreign private issuer, in which case we would be required to comply with the enhanced reporting and governance requirements applicable to U.S. domestic reporting companies.

Further, being a U.S. public company and a French public company has impacted the disclosure of information and required compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and has resulted in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting, and we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit and finance committee be advised and regularly updated on management’s review of internal control over financial reporting.

Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management attention and time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed. Moreover, if we are not able to comply with the applicable requirements of Section 404 in a timely manner, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective or if our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our access to the capital markets. The occurrence of any of the foregoing would also require additional financial and management resources.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The CIR receivable of €7.2 million as of December 31, 2016, is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We may be exposed to significant foreign exchange risk, which may adversely affect our financial condition, results of operations and cash flows.

We incur portions of our expenses and may in the future derive revenues in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

We may use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes. Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. Federal, state, local or foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur delays, substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

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

Our current strategy does not involve plans to acquire companies or technologies facilitating or enabling us to access to new medicines, new technologies, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. However, if such acquisitions were to become necessary or attractive in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions under favorable conditions, and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

Risks Related to Ownership of Our Ordinary Shares and ADSs

We believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2016, and expect to continue to be a PFIC for the current taxable year, and potentially future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for the 2016 taxable year and we expect to continue to be a PFIC for the current taxable year and potentially future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. holder (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report) holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences. See the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report.

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

Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $16.09 and as high as $50.00 through March 22, 2017. The market price of the ADSs may fluctuate significant in response to numerous factors, many of which are beyond our control, including:

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

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 45.06% of our ordinary shares outstanding (including those underlying our ADSs) as of February 28, 2017. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with French generally accepted accounting principles called “Plan Comptable Général” defined by the regulation 99-03 from the Committee of the French Accountancy Regulation. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this Annual Report titled “Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

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

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of our ordinary shares and/or ADSs could decline significantly. In addition, the sale of these securities could impair our ability to raise capital through the sale of additional securities. As of February 28, 2017, we had 27,264,624 outstanding ordinary shares (excluding those underlying ADSs). As of February 28, 2017, approximately 8,261,560 of our outstanding ordinary shares (excluding those underlying ADSs) are held by directors, executive officers and other affiliates and continue to be subject to resale limitations under Rule 144 under the Securities Act. In addition, as of February 28, 2017, options and warrants to purchase an aggregate of 9,924,108 ordinary shares issued under our equity incentive plans were exercisable, subject to compliance with Rule 144 under the Securities Act in the case of our affiliates.

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

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this Annual Report titled “Memorandum and Articles of Association”;

•	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the EU would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the EU would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional securities as part of a cash capital increase or a capital increase by way of debt set-off. Such rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder’s choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	transfers of shares shall comply with applicable insider trading rules;

•	the crossing of certain ownership thresholds has to be disclosed and can impose certain obligations; see the section of this Annual Report titled “Item 10.B—Memorandum and Articles of Association;” and

•	pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

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

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic public company would be significantly more than costs we currently incur as a foreign private issuer. If we lost our foreign private issuer status, we would be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, in U.S. dollars rather than euros. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements of the Nasdaq that are available to foreign private issuers, such as the ones described above, and we would be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Moreover, we would lose our ability to rely upon exemptions from procedural requirements related to the solicitation of proxies.

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

We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See the sections of this Annual Report titled “Memorandum and Articles of Association” and “Corporate Governance.”

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

Our actual capital expenditures for the years ended December 31, 2014, 2015 and 2016 amounted to €0.4 million, €4.0 million and €12.7 million, respectively. These capital expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2017 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

On January 21, 2015, we signed a lease for an administrative and research facility in New York, New York to enhance our presence in the United States. This facility, which includes large state-of-the-art research laboratories, opened on April 8, 2015, and supports the development of our CAR-T pipeline. In March 2016, we entered into a lease for a 26,928 square-foot space in Montvale, New Jersey. In March 2016, Calyxt acquired a 10-acres parcel in Roseville (MN), and a headhouse and a greenhouse were built and they have been in operations since September 2016.

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

We are developing products internally and through strategic alliances with Pfizer and Servier. Our strategic alliances include upfront and potential milestone payments to us of up to $3.9 billion and high single-digit royalties on future sales. We believe that our alliances with Pfizer and Servier validate our technology platform, our strong expertise in the allogeneic CAR T-cells field and the strength of our intellectual property portfolio.

In 2016, Servier commenced two Phase I clinical studies the United Kingdom for UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), the CALM study, and one in pediatric ALL, the PALL study. We refer in this Annual Report to the CALM study and the PALL study, collectively, as the UCART19 Clinical Studies. In November 2015, when we exclusively licensed the rights to UCART19 to Servier, Servier also announced that it had granted Pfizer the exclusive rights for the development and the commercialization of UCART19 in United States. During a meeting at the National Institutes of Health’s Recombinant DNA Advisory Committee (or “RAC”) held on December 14, 2016, Servier and Pfizer presented early clinical data on UCART19 and the CALM protocol. In March 2017, Servier, in collaboration with Pfizer, announced the FDA approval to extend the Phase I of the CALM study in United States.

With respect to UCART123, we obtained the unanimous approval of the RAC on December 14, 2016 to start two proposed studies in the United States. In December 2016, we submitted an Investigational New Drug (IND) application for UCART123 with respect to two proposed Phase I studies to be conducted, one in Acute Myeloid Leukemia (AML) and one in Blastic Plasmacitoid Dendritic Cell Neoplasm (BPDCN). In February 2017, the FDA approved the IND. Subject to the successful negotiation of clinical trial agreements, we intend to have the Phase I clinical study in AML performed by Weill Cornell, and the Phase I clinical study in BPDCN performed by MD Anderson Cancer Center. We refer in this Annual Report to the AML study and the BPDCN study, collectively, as the UCART123 Clinical Studies.

Additionally, we are pursuing development of our eight other proprietary pre-clinical programs (UCARTCS1, UCART38, UCART22, and five other programs), and are jointly pursuing pre-clinical programs on twelve targets with Pfizer and four undisclosed targets with Servier. Our objective is to file, directly or indirectly, one Investigational New Drug, or IND, application (or foreign equivalent), per year.

Our vision is to leverage the potential of gene editing to deliver revolutionary products that address unmet medical needs, as well as to provide, through our fully-owned subsidiary, Calyxt, Inc., healthier food for a growing population across the world. Our initial focus is to apply our leadership in gene-editing technology to develop and commercialize best-in-class allogeneic CAR T-cell therapeutic products in the area of immuno-oncology.

Our Immuno-oncology Pipeline

Our lead immuno-oncology product candidates, which we refer to as UCARTs, or universal CARTs, are all allogeneic CAR T-cells engineered to be used for treating any patient with a particular cancer type. Each UCART product candidate targets a selected antigen expressed on tumor cells and bears specific engineered attributes, such as compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing using our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic malignancies space, targeting diseases with high unmet needs such as acute lymphoblastic leukemia (ALL), acute myeloid leukemia (AML), multiple myeloma (MM) and different types of lymphomas. In December 2016, we filed an IND for our lead product candidate, UCART123 in AML and BPDCN, and in February 2017, we received FDA approval to commence the UCART123 Clinical Studies. All of our other fully-controlled product candidates are currently in the pre-clinical proof-of-concept phase, and the following chart highlights some of these product candidates:

Our wholly-controlled product candidates UCARTCS1, UCART38 and UCART22 are in various stages of early development. UCART123, UCARTCS1, UCART38 and UCART22 are engineered T-cell product candidates that bear CARs that seek to kill cells expressing targets CD123, CS1 (also known as SLAMF7), CD38 and CD22, respectively, which are found in other hematologic tumors, such as acute myeloid leukemia, or AML, and multiple myeloma, or MM, as well as acute lymphoblastic leukemia, or ALL.

Strategic Alliances

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have pursued a strategy of forging strong pharmaceutical alliances. We believe that our approach to CAR T-cell development has been validated by our strategic alliances with Servier and Pfizer. Our strategic alliances include upfront and potential milestone payments to us of up to $3.9 billion and high single digit royalties on future sales.

Collaboration with Servier

In February 2014, we entered into a strategic collaboration agreement with Servier to develop and commercialize certain product candidates. Pursuant to the agreement, Servier made an upfront payment of €7.55 million ($8.2 million). In addition, the strategic alliance, as amended in November 2015, provides for aggregate additional payments of up to €887.0 million ($966.0 million), comprising payments upon the exercise of each option granted to Servier and payments upon the occurrence of certain specified development and commercial milestones. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. This agreement covers the development and the potential commercialization of the lead product candidate, UCART19, as well as other product candidates directed at four other targets. Under the terms of the agreement, we will be responsible for the research and development of certain product candidates through the end of their respective Phase I clinical trials. We granted Servier an exclusive option to obtain an exclusive, worldwide license on a product candidate-by-product candidate basis, with respect to each target selected by Servier and developed under the agreement, to further develop, manufacture and commercialize such product in the field of anti-tumor adoptive immunotherapy. Upon exercising each such option, Servier will assume responsibility for the further clinical development, manufacture and commercialization of the relevant product candidate. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement, under which Pfizer has obtained exclusive rights to develop and commercialize UCART19 in the United States.

Following approval by the MHRA, the UCART19 Clinical Studies sponsored by Servier commenced in the United Kingdom in June 2016.

The protocol for UCART19, titled “Phase I open label, dose-escalation study to evaluate the safety, expansion and persistence of a single dose of UCART19 (allogeneic engineered T-cells expressing anti-CD19 chimeric antigen receptor), administered intravenously in patients with relapsed or refractory CD19 positive B-cell acute lymphoblastic leukemia (B-ALL)” was presented at the RAC meeting held on December 14, 2016 for evaluation, and unanimously approved by the RAC. In March 2017, Servier, in collaboration with Pfizer, announced the FDA approval to extend the Phase I of the CALM clinical study in the United States.

Collaboration with Pfizer

In June 2014, we entered into a global strategic collaboration agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at targets selected by Pfizer or us in the field of oncology. Pursuant to the agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s equity investment in our Company. In addition, the strategic alliance provides for up to $2.8 billion in potential clinical and commercial milestone payments. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. We may also receive funding for research and development costs associated with the Pfizer-selected targets and for four Cellectis-selected targets within the alliance. Pfizer has exclusive rights to pursue development and commercialization of products for a total of fifteen targets of their choice.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through two product platforms: our cell engineering platform designed to deliver therapeutic products and our plant engineering platform designed to deliver healthier food to a growing population.

The key elements of our strategy are to:

•	Advance our additional UCART product candidates into clinical trials. We have a deep pipeline of promising immunotherapy product candidates in various stages of development, which we plan to develop and advance into clinical investigations. Based upon pre-clinical results to date, we expect several of our product candidates to enter into clinical trials in the coming years. We plan to continue to leverage our cell-engineering platform to develop additional UCART product candidates and to expand our clinical pipeline of CAR T-cell product candidates in the coming years.

•	Leverage our existing and potential future alliances to advance our research and to bring products to market. Our strategic alliances with Pfizer and Servier for the development of CAR T-cell applications in oncology provide us with funding for research and development, and may provide milestone payments and royalties on sales. We may enter into additional strategic alliances to facilitate our development and commercialization of CAR T-cell immunotherapy products.

•	Expand our product pipeline to other therapeutic indications with unmet medical needs. We intend to continue using our gene-editing technologies in therapeutic applications beyond immuno-oncology, including the treatment of chronic infectious diseases, autoimmune diseases and allergic diseases.

•	Develop plant products for the multibillion dollar agricultural-biotechnology market through the use of our gene-editing platform. We are applying our gene-editing technologies to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. By selecting and inactivating target genes in certain agricultural crops, we believe we can produce unique variants with consumer benefits. For example, we are developing a potato that could be stored safely in cold conditions and have completed the second year of field trials for this product, new soybean breeds with improved oil qualities and protein content, of which we have completed the third year of field trials and powdery mildew resistant wheat. We also intend to integrate additional crops into our product pipeline, including canola, corn and rice.

Immunotherapy: Turning the Immune System into “Smart Drugs”

The immune system has evolved to protect the body from invading pathogens or external harmful materials by identifying these foreign bodies through “non-self” antigens, which are molecular signatures that they carry and are foreign to the body. A central function of the immune system is to discriminate between “self,” which is recognized through antigens normally present in the body and borne by cells, proteins, sugars or lipids, and “non-self”, which is detected through abnormal or foreign antigens. Cancer cells thrive, in part, because they trick the immune system into treating them as self, even though they express abnormal antigens, and thus immune tolerance occurs when the immune system fails to recognize and attack tumors. Breaking immune tolerance is an important aspect of most immuno-oncology-based therapeutics because it enables the immune system to recognize and treat tumors as non-self and lead to tumor destruction.

The immune system recognizes non-self danger signals and responds to threats at a cellular level. The immune system may be conceptualized as comprising two arms. The first arm, known as the innate immune system, recognizes non-specific signals of infection or abnormalities as a first line of defense. The innate immune system is the initial response to an infection, and the response is the same every time regardless of prior exposure to the infectious agent. The second arm, known as the adaptive immune system, is composed of highly specialized cells and provides long-term specific recognition and protection from infectious agents and abnormal processes such as cancer. The adaptive immune response is further subdivided into antibody-based responses and cellular responses, which include T-cell-based immune responses. The most significant components of the cellular aspect of the adaptive immune response are T-cells, which are specialized cells that generally mature in the thymus. T-cells are involved in sensing and killing infected or abnormal cells, as well as coordinating the activation of other cells and mounting an immune response.

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

T-cells and T-cell Receptors (TCRs)

T-cells are a class of white blood cells that carry a specific TCR at their surface that allows them to recognize and kill other cells that express antigens foreign to the individual. Normal cells express a set of specific molecules, called human leukocyte antigen, or HLA, at their surface. HLA is associated with small fragments, or peptides of the proteins expressed or processed inside the cell. Abnormal or foreign proteins expressed in a cell (viruses, for example) can attach to HLAs at the cell’s surface and be recognized by T-cells through these HLA-peptide complexes and identified as foreign antigens. This recognition triggers the activation of the T-cells, which destroy the foreign HLA-peptide complex-bearing cell, secrete specific cytokines attracting other immune-competent cells to their location, and start multiplying to establish a full immune response.

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

CARs are constructed by assembling components, or domains, from different proteins, including:

•	In the extracellular space, one or more target binding domains, coming from ligands, such as antibodies or receptors, that can recognize their targets on the outside of the T-cell;

•	A hinge that helps position the target binding domains relative to their targets;

•	Trans-membrane domains that anchor the CAR at the T-cell’s surface relative to the T-cells; and

•	A set of activating or silencing domains, which are located within the T-cell’s interior, that deliver appropriate signals to the T-cells leading to T-cell activation or repression according to the T-cell environment. Such signals may induce tumor cell killing, cytokine secretion and CAR T-cell multiplication.

The following diagram shows the mechanism by which a CAR T-cell is believed to attack a tumor cell:

Recent immuno-oncology advancements have supported the potential to cure certain cancers by harnessing the body’s immune system to fight cancer cells. For example:

•	Interim results from a Phase II multicenter trial sponsored by Novartis in children and young adults with relapsed /refractory B-ALL infused with CAR based therapy were presented at the 58th ASH meeting in San Diego. Among 29 patients reaching 28 days of treatment, 83% achieved complete remission.

•	KITE’s ZUMA-1 interim results at three months, presented at the 58th ASH meeting in San Diego, showed 76 percent of patients (39 out of 51 patients) with Diffuse Large B-Cell Lymphoma (DLBCL) achieved objective response and 47 percent (24 out of 51 patients) complete remissions (CR). This represents a 6-fold higher CR rate in patients treated with CAR based therapy compared to historical outcomes. In addition, in patients with transformed follicular lymphoma (TFL) or primary mediastinal B-cell lymphoma (PMBCL), response rates were 91 percent (10 of 11 patients) with 73 percent (8 out of 11 patients) displaying complete remission.

•	The Fred Hutchinson Cancer Research Center has published data for 30 adult patients with B-ALL treated with a CAR based therapy. Of these, 29 patients were evaluable for response. Following treatment, 27 out of 29 patients (93%) achieved MRD negative CR by flow cytometry and 25 out of 29 (86%) MRD negative CR by all methods.

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

We are currently developing an allogeneic CAR T-cell therapy approach based on our technology platform that combines single or multi-chain CARs, TALEN and PulseAgile to address the opportunities for improvement discussed above. Our approach aims to deliver an off-the-shelf product with the following benefits:

•	Market Access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness. Streamlined manufacturing process has the potential to reduce costs;

•	Novel Features. Develop products with specific safety and control properties;

•	Compatibility. Develop products taking into consideration the current standards of cancer care; and

•	Consistency. Qualify and develop cancer products that are designed for optimal dosage, while reducing batch-to-batch variability.

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

The following diagram shows the structure of a TALEN. The DNA binding domain of TALEN is composed of DNA binding units (repeat variable di-residues or RVDs) that each individually recognize a single base pair, and that are assembled to collectively recognize a DNA sequence. The specificity of this RVD single base pair recognition is mediated by two of the amino-acids in the RVD (NN, NI, NG, or HD), the RVDs that directly interact with the base of the DNA.

We believe the key benefits of TALEN technology are:

•	Precision. It is possible to design a TALEN that will cleave at any selected region in any gene, giving us the ability to achieve the desired genetic outcome with any gene in any living species.

•	Specificity and Selectivity. TALEN may be designed to limit its DNA cleavage to the desired sequence and to reduce the risk of cutting elsewhere in the genome. This parameter is essential, especially for therapeutic applications, because unwanted genomic modifications potentially could lead to harmful effects for the patient. In addition, gene editing requires only a transient presence of TALEN, thus preserving the integrity and functionality of the T-cell’s genome.

•	Efficiency. A large percentage of cells treated by the nuclease bear the desired genomic modification after treatment is completed. In our routine gene-editing processes, around 70% of the T-cells treated by TALEN to inactivate one gene copy bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited T-cells.

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

PulseAgile electroporation uses a unique electrical field wave-form that, in combination with a proprietary buffer solution, enables molecules, such as nucleases, to enter efficiently into the cell while maintaining a high percentage of viable cells. PulseAgile technology is particularly effective due to the shape of the electrical field that includes high voltage peaks, which are optimized to create transient holes in the cell membrane, followed by lower voltage pulses that help mRNA (for example TALEN-encoding mRNA) migrate into the cells. In addition, PulseAgile is optimized to preserve high cell viability and thus suited for large-scale manufacturing.

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

We have developed a novel multi-subunit CAR architecture that overcomes these structural issues and expands the functional possibilities that can be brought to a T-cell. Our multi-chain CAR is currently based on the architecture of a specific high affinity IgE receptor, that is normally absent from T-cells. This architecture offers the potential for inclusion of multiple intra-cellular signaling domains, optimally located at their natural distance from the membrane. In other words, our multi-chain CAR offers additional positions close to the cell membrane so that domains can be more flexibly located relative to the cell’s transmembrane structure. This also facilitates the potential implementation of multiple recognition domains, possibly allowing the recognition of not only a single antigen, but also of patterns of multiple antigen expression. This novel multi-subunit architecture would allow the construction of CARs with both improved activity and specificity and thus with an expanded range of applications.

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

The following diagram shows the distinction between single-chain CARs and multi-chain CARs:

Nuclease Technology and T-cells: The Design Process

Our T-cell gene-editing process involves two engineering rounds:

Step 1: Gene Editing to add Genes, such as a CAR

In the first round, genetic material is added to the T-cell’s genome using a viral vector—a benign modified virus that cannot replicate autonomously but can efficiently deliver such genetic material into a cell with which it is in contact. In particular, we use replication-deficient viral vectors allowing targeted integration. The genetic material added includes a gene-coding for a CAR, which becomes a new receptor at the T-cell’s surface that allows it to recognize and bind to a target molecule that is present at the surface of other cells. At this stage, we can also add additional genes to these cells that confer specific properties. For example, we add suicide genes, which code for proteins that can make T-cells susceptible to certain drugs and enable us to deplete our engineered T-cells at our discretion by administering a drug to the patient. This system can also be integrated within the CAR itself.

Step 2: Gene Editing to Inactivate Genes, such as the TCRa, PD-1, CD52

In the second round, we use our PulseAgile electroporation technology to introduce specific TALEN mRNA into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

TCRs at the surface of T-cells allow them to recognize cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start to attack them. For this reason, all of our UCART product candidates undergo the inactivation of a gene coding for TCRa, a key component of the natural antigen receptor of T-cells, to suppress their alloreactivity. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell would not recognize the tissues of the host patient as foreign and thus would avoid attacking the patient’s tissues. This could avoid the GvHD that can sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients.

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

Once modified, the T-cells of our UCART products are amplified. The desired TCR-alpha deleted are then purified from the cells that may still bear a TCR, and are finally frozen. We perform a battery of specialized testing techniques and various quality assurance and quality control assays to further validate cellular functional integrity following gene editing.

The lack of a TCR at the surface of our UCART product candidates is a key feature that allows them to be used as allogeneic off-the-shelf products. Other genes can also be inactivated in this round to confer additional specific attributes to the T-cells. They can be made resistant, and therefore compatible, with specific medical regimens used during the course of cancer treatments. For example, we inactivate the CD52 gene, which codes for the target of alemtuzumab, a monoclonal antibody sometimes used in CLL patients, that would otherwise destroy our engineered T-cells. Likewise, we believe we can inactivate the deoxycytidine kinase (dCK) or glucocorticoid receptor (GR) genes in order to make our T-cells respectively resistant to purine nucleotide analogs (e.g., fludarabine, clofarabine or cytarabine) or to corticoids that are used for several types of cancer patients.

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

Our manufacturing process is a benefit to our UCART product candidate line that could contribute to the design of a reasonably priced product. Our manufacturing process produces UCART product candidates from healthy, selected, screened and tested donor T-cells. Moreover, because our process is powered by our nucleases and our proprietary PulseAgile electroporation systems, we expect to be able to inactivate genes in a highly efficient manner that avoids harming T-cells during processing, which could allow us to manufacture quality UCART products at high yields. This could enable us to manufacture in bulk, and we expect that T-cells from one healthy donor, and one manufacturing run of UCART, could be used to create hundreds of doses of product. These efficiencies could allow us to reduce costs to patients and produce competitive gross profit margins.

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

Our research also aims at allowing T-cells to resist and be compatible with compounds that cancer patients are exposed to, including standard oncology treatments, such as specific monoclonal antibody therapies, corticoids, or other relevant chemotherapies. We are pursuing treatment options that would allow patients to be treated with our engineered T-cells after or during treatment with traditional approaches that would impair T-cell function or viability.

•	Consistency. Qualify and develop cancer products that are designed for optimal dosage, while reducing batch-to-batch variability.

Our frozen, off-the-shelf UCART product candidates are intended to be produced pursuant to cGMP and are extensively controlled. Like other pharmaceutical products, we expect that their quality will be controlled to ensure consistency over time and from batch to batch. This is a significant difference from autologous approaches currently reported to be in clinical development. In these autologous settings, where the donor of T-cells is the very patient who will receive the CAR-bearing cells, a specific batch of T-cells must be made for each patient and in some cases, sufficient T cells may not be available from the patient to create the autologous product.

How can we turn a procedure into a large scale, widely available drug?

Autologous CAR-T cell approaches are therapeutic procedures conducted for each patient, which involve the engineering of T-cells by addition of a transgene coding for a chimeric antigen receptor into the patient’s own T cells. Our UCART approach goes one step further in engineering and also in moving the CAR concept from a patient-by-patient therapeutic procedure to an off-the-shelf widely available pharmaceutical compound.

The manufacturing process of our allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, allogeneic, engineered CAR T-cells. UCARTs are meant to be readily available CAR T-cells for a large patient population. The specificity of those allogeneic therapies is that T-cells from healthy donors are genetically edited with our proprietary technology, TALEN®, to seek and destroy cancer cells. TALEN®-based gene editing (knock-out of the TCR-alpha gene and, for UCART19, of the CD52 gene) is designed to suppress T-cell alloreactivity (and, for UCART19, to confer resistance to alemtuzumab) to the T-cells.

Our UCARTs are designed and manufactured through a common platform that relies on defined unit operations and technologies combined into a single process adapted to each individual UCART. The process is gradually developed from small to larger scales, incorporating elements that are eventually used in GMP conditions. On October 28, 2015, we announced that we completed a series of three production runs of UCART19 confirming the transfer of Cellectis’ manufacturing process into clinical grade, GMP conditions. This important milestone showed that UCARTs can be manufactured in GMP conditions and demonstrated the industrial production of UCART19, as well as the capacity of Cellectis’ pipeline of UCART product candidates to be manufactured for clinical investigations. Since then, UCART19 manufacturing of clinical supplies has been conducted by CELLforCURE to support the two clinical trials opened with UCART19 in the United Kingdom. On November 15, 2016, we announced that we completed a series of production runs of UCART123 at CELLforCURE, our CMO, to support the UCART123 Clinical Trials for which we filed an IND, the FDA approval of which was announced on February 6, 2017.

UCART Pipeline

We are developing a series of product candidates for advanced malignancies.

Our lead immuno-oncology product candidates, which we refer to as UCARTs, are all allogeneic CAR T-cells engineered to be used for treating any patient with a particular cancer type. Each UCART product candidate targets a selected antigen expressed on tumor cells and bears specific engineered attributes, such as compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic malignancies space, targeting diseases with high unmet needs such as acute lymphoblastic leukemia (ALL), acute myeloid leukemia (AML), multiple myeloma (MM) and different types of lymphomas. In December 2016, we filed an IND for our lead product candidate, UCART123 in AML and in BPDCN and in February 2017, we received FDA approval to commence the UCART123 Clinical Studies. All of our other product candidates are currently in the pre-clinical proof-of-concept phase, and the following chart highlights some of these product candidates:

Our wholly-controlled product candidates UCARTCS1, UCART38 and UCART22 are in various stages of early development. UCART123, UCARTCS1, UCART38 and UCART22 are engineered T-cell product candidates that bear CARs that seek to kill cells expressing targets CD123, CS1 (also known as SLAMF7), CD38 and CD22, respectively, which are found in other hematologic tumors, such as acute myeloid leukemia, or AML, and multiple myeloma, or MM, as well as acute lymphoblastic leukemia, or ALL.

UCART19 for Acute Lymphoblastic Leukemia

UCART19 is an allogeneic, off-the-shelf product candidate designed to exhibit high efficacy in fighting hematological malignancies bearing the B-lymphocyte antigen CD19, or CD19. In November 2015, Servier acquired the exclusive rights to UCART19 from Cellectis. Following further agreements, Servier and Pfizer began collaborating on a joint clinical development program for UCART19, and Pfizer has acquired exclusive rights from Servier to develop and commercialize UCART19 in the United States.

Targeted Indications

Adult and Pediatric Acute Lymphoblastic Leukemia

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. The age-adjusted incidence rate of ALL in the United States is 1.77 per 100,000 individuals per year, with approximately 6250 new cases and 1450 deaths estimated in 2015. The median age at diagnosis for ALL is 15 years with 57,2%% of patients diagnosed at younger than 20 years of age. In contrast, 26,8% of cases are diagnosed at 45 years or older and only approximately 11% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown a 5-year overall survival (OS) of 86% to 89% for children. Adults have the poorest 5-year OS rate of 24.1% for patients between the ages of 40 and 59 years and an even lower rate of 17.7% for patients between the ages of 60 and 69 years. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

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

UCART19 cells bear a CAR targeting the CD19 antigen that drives their capacity to kill CD19-bearing cells. Moreover, as all UCART product candidates, UCART19 lacks the TCR responsible for recognition of non-self antigens by the T-cells, which allows use of healthy donor T-cells to produce UCART19, with reduced potential for GvHD. In addition, some UCART19 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab, a drug often used to treat CLL patients. This feature should allow for improved engraftment of the cells in conjunction with a potential alemtuzumab treatment.

UCART19 activation could potentially lead to eradication of CD19-expressing cancer cells through T-cell mediated killing of such cancer cells and potentially pro-inflammatory immune system production as well as CAR T-cell amplification.

Pre-clinical and Clinical Findings

UCART19 has been evaluated both in vitro and in animal studies, with promising results.

In vitro studies demonstrated killing of human CD19-bearing cells by UCART19. Animal studies were conducted in mice injected both with UCART19 and human CD19-bearing tumor cells. UCART19 was tested for its potential to induce GvHD. As expected, mice receiving unmodified T-cells from a human donor showed GvHD, while mice receiving the UCART19 cells that lack the TCR showed no sign of GvHD. In these experiments, all mice receiving tumor cells but no T-cells showed strong tumor progression. In most of the mice that received the tumor, it was eradicated within 13 days after receiving UCART19 cells, and partial responses were observed in the remaining mice. In addition, our studies also show that UCART19 cells were resistant to alemtuzumab in mice.

We believe our promising pre-clinical results, coupled with the preliminary reported for the UCART19 Clinical Studies, are positive indicators that the UCART19 product candidate may successfully continue its development.

Development Status

In 2016, Servier commenced the UCART19 Clinical Studies—a Phase I clinical study in pediatric acute lymphoblastic leukemia (ALL), the PALL study, and a Phase I clinical study in adult patients with ALL, the CALM study, each of which was approved by the MHRA. The UCART19 Clinical Studies are currently enrolling patients.

In November 2015, when we exclusively licensed the rights to UCART19 to Servier, Servier also announced that it had granted Pfizer the exclusive rights for the development and the commercialization of UCART19 in United States. During a meeting at the National Institutes of Health’s Recombinant DNA Advisory Committee (or “RAC”) held on December 14, 2016, Servier and Pfizer presented early clinical data on UCART19, including data with respect to three patients who received UCART19 outside of the UCART19 Clinical Studies on a compassionate use basis and preliminary data of four patients treated with UCART19 under the UCART19 Clinical Studies, and obtained unanimous approval for the CALM protocol to be started in United States. In March 2017, Servier, in collaboration with Pfizer, obtained FDA approval to extend Phase I of the CALM study in United States.

UCART123 for Acute Myeloid Leukemia (AML) and Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the interleukin-3 low affinity receptor, or CD123, and is currently being developed for the treatment of Acute Myeloid Leukemia (AML) and Blastic Plasmacytoid Dentric Cell Neoplasm (BPDCN).

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

Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

Blastic plasmacytoid dendritic cell neoplasm (BPDCN) is a rare and aggressive hematological neoplasm classified among AML in the 2008 World Health Organization (WHO) classification of hematologic malignancies, and reclassified under myeloid neoplasms, acute leukemia in the 2016 WHO classification. BPDCN is a rare myeloid disease characterized by the clonal proliferation of precursors of plasmacytoid dendritic cells. There are no formal studies on the incidence of BPDCN in the general population. The few available data reported indicate that its overall incidence is extremely low, accounting for 0.44% of all hematologic malignancies and 0.7% of cutaneous lymphomas. Moreover, the leukemic form of disease is a rare phenomenon, representing fewer than 1% of cases of acute leukemia. The disease may occur at any age, but most patients are elderly men who present with skin lesions and/or involved lymph nodes, spleen, and bone marrow. Given its rarity and only recent recognition as a distinct clinico-pathological entity, no standardized therapeutic approach has been established for BPDCN and the optimal therapy remains to be defined. Although transient responses are seen to combination chemotherapy regimens used to treat acute leukemia or lymphoma, most patients relapse with drug-resistant disease with a median overall survival rate of 9 to 13 months, irrespective of the initial presentation of the disease.

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

In vitro studies demonstrated efficient killing of human CD123-bearing cell lines by UCART123. In addition, UCART123 has also demonstrated efficient killing of human CD123-expressing cells derived from AML and BPDCN patients. Animal studies were conducted in mice injected both with UCART123 and human CD123-bearing tumor cells, and have shown anti-tumor activity in an immunodeficient mouse model. In addition, in another animal model, limited toxicity against normal, healthy cells, has been observed.

UCART123 was also tested for its potential to induce GvHD. Mice receiving unmodified T-cells from a human donor showed GvHD, while mice receiving the UCART123 cells that lack the TCR showed no sign of GvHD. Pre-clinical and translational activities on UCART123 in AML and BPDCN were performed in collaboration with Weill Cornell and MD Anderson Cancer Center, respectively.

Development Status

In December 2016, we filed an IND for UCART123, requesting approval to initiate the UCART123 Clinical Studies, a Phase I clinical study on UCART123 in AML, and a Phase I clinical study in BPDCN. In February 2017, we received FDA approval to commence the UCART123 Clinical Studies. Subject to approval of the pending IRBs and the successful negotiation of clinical trial agreements, the UCART123 Phase I clinical study in AML will be conducted at Weill Cornell and the UCART123 Phase I in clinical study BPDCN will be conducted at MD Anderson Cancer Center.

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

Development Status

UCARTCS1 is at the pre-clinical stage of development. We expect pre-clinical and translational activities for UCARTCS1 in MM to be performed in collaboration with the MD Anderson Cancer Center.

We have initiated the manufacturing process transfer to CELLforCURE, our third-party manufacturing contractor, for clinical supplies of UCARTCS1. We intend to start manufacturing of clinical grade UCARTCS1 at large scale in accordance with GMP in 2017 for use in conducting clinical trials.

UCART22 for Acute Lymphoblastic Leukemia (ALL)

UCART22 is an allogeneic engineered T-cell product candidate designed for the treatment of Acute Lymphoblastic Leukemia.

See “Item 4.B.—Business Overview—UCART Pipeline—UCART19 for Acute Lymphoblastic Leukemia—Targeted Indications—Adult and Pediatric Acute Lymphoblastic Leukemia” for more information on ALL.

Product Features

UCART22 is an allogeneic engineered T-cell product candidate intended for the treatment of CD22-expressing hematologic malignancies. UCART22 is designed to become active, proliferate, secrete cytokines and kill CD22 expressing cells (i.e. either CD22 positive tumor cells or non-malignant CD22 positive B lineage cells). UCART22 bears a CAR targeting the CD22 antigen, providing specificity for CD22 expressing cells. In addition, as with all UCART products, UCART22 lacks the TCR and is intended to be used in an allogeneic context.

UCART22 activity could potentially lead to eradication of CD22-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification.

Pre-clinical findings

In vitro studies demonstrated efficient killing of human CD22-bearing cell lines by UCART22. Animal studies were conducted in mice injected both with UCART22 and human CD22-bearing tumor cells, and have shown anti-tumor activity in an immunodeficient mouse model. Further in vitro and in vivo studies are ongoing to further investigate the safety and the activity of UCART22.

Development Status

UCART22 is at the pre-clinical stage of development. We expect the pre-clinical and translational activities on UCART22 in ALL to be performed in collaboration with the MD Anderson Cancer Center.

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

Multiple Myeloma (MM)

See “Item 4.B—Business Overview—UCART Pipeline—UCARTCS1 for Multiple Myeloma (MM)—Targeted Indication Multiple Myeloma” for more information on Multiple Myeloma.

Other CD38-positive potentially targeted indications

Other types of lymphoproliferative diseases, especially Non-Hodgkin Lymphomas, of B or T origin are also expressing CD38, and could potentially be targeted.

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

Development Status

UCART38 is at the pre-clinical stage of development. We intend to have pre-clinical and translational activities on UCART38 in T-cell ALL to be performed in collaboration with the MD Anderson Cancer Center.

Our Strategic Alliances

We have signed collaboration agreements with Pfizer and Servier, which we believe validate our research and approach to CAR-T. Our strategic alliances include potential milestone payments to us of up to $3.9 billion and royalties on future sales.

Research Collaboration and License Agreement with Pfizer

In June 2014, we entered into a Research Collaboration and License Agreement with Pfizer pursuant to which we collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. We granted Pfizer an exclusive, worldwide, royalty-bearing, sublicensable license, on a target-by-target basis, under certain of our intellectual property to make, use, sell, import, and otherwise commercialize products directed at the Pfizer-selected targets in the field of human oncology.

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

Research, Product Development, Option, License and Commercialization Agreement with Servier

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement with Servier. Pursuant to this agreement, we are responsible for the research and development up to and including the Phase I clinical trial of candidate products directed against five targets, including the UCART19 product candidate. Pursuant to the agreement, we granted Servier the right to exercise an exclusive option to obtain an exclusive, worldwide license, on a product candidate-by-product candidate basis, with respect to each product candidate selected by Servier and developed under the agreement. Upon Servier’s exercise of each option, we shall grant Servier an exclusive, worldwide, royalty-bearing, sublicensable license under certain of our patents and know-how covering the respective product candidate to develop, manufacture and commercialize such product in the field of anti-tumor adoptive immunotherapy, and Servier will assume responsibility for the further clinical development, manufacture and commercialization of such product. During the term of the agreement, we are prohibited from researching, developing, or commercializing any product directed against a target that is used for the same purpose as it is used with a product candidate developed under the agreement.

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

As of December 31, 2016, we are eligible to receive from Servier aggregate additional payments of up to €887 million ($966.0 million), comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified development and commercial milestones. Pursuant to the agreement, we are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products.

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

Collaboration with Cornell University and MD Anderson Cancer Center

In 2015, we entered into alliances with Cornell University and the MD Anderson Cancer Center to accelerate the development of our lead candidate products.

Alliance with Cornell University

On June 2, 2015, Cornell University and Cellectis entered into a strategic research alliance to accelerate the development of a targeted immunotherapy for patients with acute myeloid leukemia (AML). Under our alliance with Cornell University and Cellectis will conduct research and develop clinical strategies with the objective of implementing and conducting one or more clinical trials at Weill Cornell on UCART123 and potentially other product candidates in AML. Cellectis is responsible for funding the research programs, and Cornell University and Cellectis will work together to develop and implement improvements to the research plan for the programs. The objectives of the collaboration are to demonstrate functionalities and specificity of UCART123 in vitro and in vivo, define the pre-clinical package required for a clinical trial application, prepare the clinical trial protocol and the regulatory and other study-specific documents, and discovery research for the identification of novel targets in AML patients potentially enabling the development of additional CARs for AML.

In connection with the alliance, Cellectis is responsible for generating and manufacturing UCART123 and performing in vitro and in vivo pre-clinical activities on tumor cell lines and in animal models. Cornell University is responsible for evaluating UCART123 activity against primary AML samples and in animal models, as well as evaluating toxicity against HSCs in animal models. Cornell University will also work on the development and implementation of correlative studies. In addition, Cornell University and Cellectis will collaborate on the preparation of clinical trial protocols. Finally, Cellectis and Cornell University are working on target discovery in the AML area, in order to identify new potential targets for AML and generate new potential candidate products for AML patients.

With respect to our proposed clinical study on AML with UCART123, a submission for IRB approval is pending at Weill Cornell and we are negotiating a clinical trial agreement.

Alliance with The MD Anderson Cancer Center

On September 1, 2015, Cellectis and the MD Anderson Cancer Center entered into a research and development alliance aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors, particularly multiple myeloma (MM), acute lymphoblastic leukemia (ALL), T-cell acute lymphoblastic leukemia (T-ALL) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). Under this strategic alliance, the MD Anderson Cancer Center and Cellectis have agreed to collaboratively conduct several pre-clinical studies on candidate products: UCART123 in BPDCN, UCARTCS1 for multiple myeloma, UCART38 for T-ALL and UCART22 for ALL. Cellectis has agreed to provide funding and other support for these studies. The objective of the studies is to build on complementary expertise from the MD Anderson Cancer Center and Cellectis for the development of the product candidates. The MD Anderson Cancer Center and Cellectis will work together to develop and implement improvements to the research plan for the programs under joint direction of the MD Anderson Cancer Center and Cellectis’ investigators. The objective of the studies is to demonstrate the functionalities and specificity of the UCART candidate products listed above, define the pre-clinical package required for clinical trial applications, prepare a clinical trial protocol and the regulatory documents required for interactions with FDA and the clinical trial applications. Pursuant to the alliance, Cellectis is responsible for generation and manufacturing of the UCART candidate products and some of the in vitro and in vivo pre-clinical work. The MD Anderson Cancer Center is responsible for evaluation of the candidate products against primary patient samples and for some activities to be performed in animal models. The alliance also includes the possibility for Cellectis and the MD Anderson Cancer Center to collaborate on one or more early phase clinical studies on the same product candidates.

With respect to our proposed clinical study on BPDCN with UCART123, a submission for IRB approval is pending at the MD Anderson Cancer Center and we are negotiating a clinical trial agreement.

Raw Materials

We are dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials—such as cells, cytokines, vectors, nucleic acids, antibodies—that are necessary to produce our product candidates. We source these raw and starting materials on a purchase order basis and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates.

Applications of Our Technology in Agricultural Biotechnology

Calyxt, Inc., or Calyxt, was established in 2010 and currently focuses on the development and commercialization of new crops and plant-derived products. As the global population continues to increase, so too does the global demand for food. The current U.S. market size of major crops such as soybean, wheat and potato, as measured at the grower level, is in excess of $40 billion, $9 billion and $3 billion, respectively. By leveraging the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. Further, we believe we can create crops that withstand the challenges of a changing climate and are more productive with fewer inputs. We believe we have the unique opportunity to develop products at a much lower cost than current transgenic plants and to do so within a shorter timeline.

Gene Editing in Agricultural Biotechnology

The underlying process of targeted plant gene editing using nucleases is conceptually no different than the process we apply to human cells. We seek to create a sequence-specific DNA break in a gene-of-interest and allow the cell’s natural repair machinery to create a stable change at that location in the genome. The resulting changes can precisely alter certain genes to remove potentially harmful proteins or to confer specific traits.

Plant breeders have been crossbreeding varieties and selecting advantageous traits for thousands of years. The aim of targeted gene editing is to simply speed up that process by incorporating changes into elite germplasm known from within current genes and natural variability within those crops, from wild ancestors or from other species. This produces the best possible attributes faster and more cheaply. This gene-editing approach is more predictable, more reliable, and more effective than current techniques. Calyxt is applying our plant gene-editing platform to a broad range of horticultural and agronomic plant species. Calyxt expresses nucleases in cells of target plants using proprietary transformation technologies that allow precise gene editing, while avoiding the presence of foreign DNA in the final product. Following the completion of this gene-editing step, the modified plant cell is re-grown into a fully functional plant and multiplied. The creation of these new varieties is already applicable to a wide range of crop species.

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

TALEN Technology Platform in Agricultural Biotechnology

We aim to create food products with consumer health benefits by leveraging our plant- genome engineering platform and the transformative potential of gene editing. We edit genes naturally present in the plant genome through temporary expression of TALEN products to knock out or precisely edit genes. This process creates engineered plants that bear mutations in endogenous genes, but lack foreign genes. Our goal is to quickly develop a large number of traits in key crops, obtain regulatory clearance and field validation data, and become a new leader in the agricultural biotechnology landscape.

We believe we have the unique opportunity to develop products at a much lower cost than currently developed transgenic plants and to do so within a shorter timeline.

Based on the USDA letters dated August 28, 2014, May 5, 2015, May 20, 2015, February 11, 2016, and September 15, 2016, confirming that certain of Calyxt’s potato, soybean and wheat products fall outside of the scope of regulation, we seek to enter the U.S. agricultural biotechnology market by using our proprietary TALEN technology. We believe TALEN technology will enable us to expedite the trait development process to 6-10 years and significantly lower the cost associated with development. In addition, our gene-editing approach results in transgene-free food products. We believe this will result in simpler, shorter and cheaper regulatory pathway because our products may avoid the significant expenses and long process associated with plant deregulation. We thus believe Calyxt will have the ability to commercialize its products quickly without incurring major regulatory costs or going through time-consuming deregulation processes.

By leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits and crops with improved agronomic traits. We are developing products in a range of commodity crops, including soybean, potato, canola and wheat. In addition, we believe our processes can be adjusted to virtually any crop.

Calyxt Agricultural Biotechnology Products

Our current agricultural biotechnology product candidates are depicted in the following table, which assumes that the same regulatory rationale would apply to all these product candidates:

Calyxt product development currently consists of five phases:

•	the discovery phase consisting of the identification of the genes of interest;

•	the Phase I consisting of the gene editing using TALEN®; the creation of the gene edited plant; and the production of the initial gene edited seeds;

•	the Phase II consisting of the trait validation and ingredient functionality in greenhouse and multi-location field trials;

•	the Phase III consisting of the first commercial scale pilot production, food ingredient application development, establishment of the supply chain, and the building of inventory for commercialization; and

•	the commercialization phase.

We may choose to partner on selected programs with third parties that have developed elite germplasm when such varieties are not readily available.

Our current main product candidates are:

High Oleic Soybean

In past decades, the food industry has been using partial hydrogenation to enhance oxidative stability of soybean oil. This process, however, creates trans fat, which has been demonstrated to raise low-density lipoprotein, or LDL, cholesterol levels and contribute to cardiovascular diseases. The discovery that dietary trans fat is unhealthy led to a FDA ruling in 2003 to require mandatory labeling of trans fat in 2006, with a full ban in 2018. Since FDA’s 2003 ruling, commodity soybean oil has been quickly losing market shares to other vegetable oils such as palm oil and canola oil.

Calyxt develops a new soybean variety that produces oils with a fatty acid profile that contains 80% oleic acid and 20% less saturated fatty acids compared to commodity soybean oil. The high level of oleic acid in our soybean oil enhances oxidative stability more than threefold when compared to commodity soybean oil. This eliminates the need for partial hydrogenation, and thus does not produce trans fat during oil production. Furthermore, our high oleic soybean oil offers additional potential benefits including reduced saturated fats, a threefold increase in fry-life, reduced polymerization and neutral taste.

Created by TALEN gene editing technology, our improved soybean variety does not contain transgenes and any foreign DNA. In mid-2015, we received a USDA opinion letter rendering our high oleic variety with a non-regulated status under the Plant Protection Act. In November 2015, we announced the completion of the second year of multi-location field trials in Minnesota and South Dakota of Calyxt’s high oleic soybean variety.

In 2016, 45,000 bushels of soybean seeds and grain were produced, and supply chain partnerships were established. We are currently completing our commercialization plan for the high oleic soybean and anticipate beginning commercial sales in 2018.

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

We intend to conduct the first field trial to assess agronomic and trait performance of the powdery mildew resistance trait line in 2017.

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

Companies operating in the potato market lose a portion of raw material potatoes that must be stored. This loss, which is estimated to be approximately 20%, results from a combination of sprouting and browning, both of which can be avoided by colder storage. However, cold storage traditionally has been limited by the cold-induced sweetening that results from this type of storage. A cold storable potato, like the one developed by Calyxt, can address sprouting and browning as well as the traditional storage limitations.

We have developed a potato that can be cold stored but will produce significantly less acrylamide during cooking than current potato varieties. The new potato variety is currently in field trial evaluation.

Reduced Browning Potato

Blackspot bruising occurs on physical impact, or following other damage, to potato tubers and can cause major losses to the commercial potato processor when producing chips and French fries. Mechanical damage initiates enzymatic browning, resulting in symptoms include production of black, brown and red pigments. In the United States, bruising causes up to 0.9% of potatoes to be rejected by potato processors. Using our proprietary TALEN gene editing technology, we are developing a new potato variety having decreased enzymatic browning. Reduced browning will help to minimize crop rejection and waste in processing lines due to automatic discarding of blackened fries and chips, and thus provides benefits for growers and processors.

Herbicide-Tolerance Wheat

Wheat is constantly faced with yield-robbing weeds that can result in lower yield and higher dockage costs at elevator. Without an effective control, weeds can lower wheat yield by up to 20-25%. Herbicide tolerance (HT) traits offer farmers a vital tool in managing weeds effectively during crop production. In the United States, more than 90% of corn and soybean crops contain at least one HT trait. In contrast, no broadacre GMO HT trait has been developed for wheat largely due to transgene (GMO) concerns from the wheat industry. We are developing new wheat varieties with HT traits using TALEN gene editing technology. The new varieties will not contain transgene or any foreign DNA, and will have the potential to increase grower revenue.

High Fiber Wheat

The average American consumes between 10-15 grams of fiber daily, only half of the recommended value of fiber that U.S. Department of Health’s dietary guidelines recommend. In the past years, health and wellness bread products are growing over 12% per year, as 35% of shoppers are now seeking high fiber claims. We are developing new wheat varieties that contain three (3) times more dietary fiber than enriched white flour. This would allow average Americans to reach their daily value of fiber without changing their intake habits. These new wheat varieties will not contain any transgenes and foreign DNA. The high fiber wheat food product has the potential to lower the rate of glucose entry into circulation, and to decrease the risk of diet-related noninfectious chronic diseases, such as heart disease, colon cancer, and diabetes.

Low Gluten Wheat

In 2016, wheat was the second-most produced cereal grain globally. A key component of wheat is gluten. Gluten gives elasticity to dough, helping it rise and keep its shape and often gives texture to the final product. However, gluten found in wheat can also be responsible for adverse immune system reactions. People sensitive to gluten generally feel better on a diet with less gluten. We are working to remove the components of gluten responsible for that harmful immune reaction. The low gluten wheat program is currently in phase I of development.

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

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (now Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents and patent applications related to the research and therapeutic uses of TALEN and we granted certain rights to Life Technologies under our TALEN technology. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to a new generation of customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions outside of the United States. This patent portfolio comprises five patents in the United States and one European patent, which is under opposition before the European Patent Office.

Since 2012, we have filed about 50 new patent applications related to the CAR T-cell technology. Included in this patent portfolio are patent applications relating to manufacturing allogeneic immune cells and to CAR design, including multi-subunit CARs and conditional expression CARs. In addition, we have filed a number of patent applications related to new TALEN structures (for example, compact TALEN, methylation TALEN) and alternatives to the TALEN structure (BurrH, CRISPR-Cas9).

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

Current Intellectual Property Portfolio

As a result of the licensing opportunities described below and our continuing research and development efforts, our intellectual property estate now contains patent applications that cover our products, including claims that cover:

•	methods central to genome engineering and gene editing, including methods of homologous recombination, nuclease-based gene targeting, replacement, insertions and/or knock-out;

•	the main products we use in the manufacturing process, including nucleases;

•	manufacturing steps, including cell electroporation, transformation and genetic modifications;

•	engineered cells;

•	plant traits and methods for gene editing plant cells;

•	single-chain and multi-subunit CARs expressed at the surface of T-cells;

•	specific gene inactivation and suicide gene expression; and

•	allogeneic and autologous treatment strategies using our T-cell products.

The issued patents in our portfolio consist of approximately 26 Cellectis-owned and 46 in-licensed U.S. patents, 14 Cellectis-owned and 11 in-licensed European patents, 45 Cellectis-owned and 11 in-licensed patents in other jurisdictions, including Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The pending patent applications in our portfolio consist of approximately 73 Cellectis-owned and 18 in-licensed U.S. patent applications, 48 Cellectis-owned and 20 in-licensed European patent applications, 322 Cellectis-owned and 70 in-licensed patent applications pending in other jurisdictions, including Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our portfolio includes a total of 144 owned and in-licensed granted patents, and 551 owned and in-licensed patent applications.

Our UCART product candidates rely for each product candidate upon one or more patent rights protecting various aspects of the technologies, including rights relating to:

•	the genetic editing of T-cells, using TALEN technology or meganuclease technology, covered by approximately twelve Cellectis-owned patent families and three in-licensed patent families;

•	the insertion of transgenes into T-cells using electroporation of mRNA, covered by approximately five Cellectis-owned patent families;

•	the appending of attributes to T-cells, covered by approximately eight Cellectis-owned patent families and one in-licensed patent family;

•	the molecular structure of CARs, covered by approximately six Cellectis-owned patent families; and

•	specific CARs that target selected antigen markers are covered by approximately fifteen Cellectis-owned patent applications and one in-licensed patent family.

Similarly, our most advanced plant product candidates each rely upon one or more patent rights relating to:

•	the genetic editing of plants using TALEN technology, covered by approximately six Cellectis-owned patent families and two in-licensed patent families;

•	the genetic editing of plants using meganuclease technology, covered by approximately eight Cellectis-owned patent families and one in-licensed patent family;

•	the genetic editing of plants using CRISPR-Cas9 technology, covered by approximately two Cellectis-owned patent families and three in-licensed patent families; and

•	specific plant traits, which are covered by approximately twelve Cellectis-owned patent families.

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

In June 2000, we also entered into an agreement with Pasteur, later amended in 2003 (collectively, the “Second June 2000 Agreement”), acting on its own behalf and on the Boston Children Hospital’s behalf, pursuant to which it granted to us an exclusive, worldwide, royalty-bearing, sublicenseable license under certain patents and know-how owned by Pasteur and the Boston Children’s Hospital relating to certain chimeric endonucleases for chromosomal gene editing by homologous recombination in cells to use, manufacture, and sell products and to practice processes covered by such patents. The license granted under the Second June 2000 Agreement is non-exclusive, however, with respect to the licensed processes applied to human gene therapy. In the event that Pasteur has the possibility to grant exploitation rights for applications to human gene therapy, it must immediately inform us, and we may amend our agreement with Pasteur to obtain such exploitation rights. One of the licensed patents is under third party ex-parte reexamination.

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

License from Regents of the University of Minnesota

In January 2011, we entered into an exclusive license agreement with Regents of the University of Minnesota, or UMN. Pursuant to this agreement, as amended in 2012, 2014, and 2015 we and our affiliates were granted an exclusive, worldwide, royalty-bearing, sublicenseable license, under certain patents and patent applications owned by UMN, to make, use, sell, import, and otherwise dispose of products covered by the licensed patents, for all fields of use. These licensed patents relate to TALEN molecules and their use in gene editing. One of these licensed patents is under opposition proceeding in Europe. Pursuant to the agreement, we are required to achieve certain specified research- and sales-related milestones.

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

Other Exclusive License Granted to Calyxt

In December 2015, Calyxt entered into a Research Funding and License Option Agreement with Plant Bioscience Limited, or PBL, and Institute of Genetics and Development Biology Chinese Academy of Sciences, or IGDB, pursuant to which Calyxt commits to financially support development of new traits by IGBD, including without limitation a trait providing resistance to powdery mildew. Pursuant to this agreement, Calyxt has an option to obtain an exclusive license on such new traits and such option is exercisable at any time. More recently, in February 2017, Calyxt entered into a Technology Framework Agreement with PBL in which Calyxt received an option to obtain an exclusive license to additional new crop traits.

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

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Caribou Biosciences, Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•	CAR space: Bellicum Pharmaceuticals, Inc., Juno Therapeutics, Inc., Celgene Corporation (in collaboration with bluebird bio, Inc.), Ziopharm Oncology (in collaboration with Intrexon, Inc.), Kite Pharma, Inc. (in collaboration with Amgen), Novartis AG and Johnson & Johnson (in collaboration with Transposagen), and Autolus Limited.

•	Cell-therapy space: Adaptimmune Ltd, Lion Biotechnologies, Inc., Unum Therapeutics, Inc., NantKwest, Inc., Celyad S.A., Atara Biotherapeutics, Inc., and Immunocore Ltd.

•	Agricultural biotechnology space:

•	Companies developing plants with enhanced properties: Arcadia Biosciences, Inc., Chromatin Inc., Cibus Global, Ltd., Evogene Ltd., Danzinger Innovation Ltd., Keygene N.V. and Precision PlantSciences, Inc.

•	Major seed/agrochemical companies: BASF SE, Bayer AG, DuPont Pioneer, Groupe Limagrain Holding SA, Monsanto Co., Syngenta AG, Takii & Company, LTD, The Dow Chemical Co. and The J.R. Simplot Co.

Due to the promising therapeutic effect of T-cell therapies in clinical exploratory trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies. In particular, we expect to compete with therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T-cells harvested, propagated ex vivo and re-infused into patients. We also expect to compete with therapies using genetically engineered T-cells, rendered reactive against tumor-associated antigens prior to their administration to patients. However, we believe that most of our competitors are currently focused on autologous therapies, and we believe that we are the most advanced company developing the allogeneic CAR-T cell approach. In addition, we differentiate ourselves by using our gene-editing capabilities to add specific features to our T-cell products, such as cancer drug resistance or resistance to checkpoint inhibition.

We also face competition from non-cell based treatments offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., and F. Hoffman-La Roche AG. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharmaceuticals. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, and convenience.

Government Regulation and Product Approval

Government Regulation of Biological Products

We are subject to extensive regulation. We expect our cell product candidates to be regulated as biologics. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, production / manufacturing, testing, safety, efficacy, labeling, storage, record-keeping, advertising, promotion and marketing of pharmaceutical products, including biologics. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications until manufacturing or other alleged deficiencies are brought into compliance. The FDA and similar authorities around the world also have the authority to cause the withdrawal of approval of a marketed product, to impose labeling restrictions or to require that we redo some non-clinical and/or clinical studies.

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

Ethical, social and legal concerns about gene therapy, gene modifications, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products are unsafe or pose a hazard could prevent us from commercializing any products in one or more jurisdictions. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

Set forth below is a description of the process of obtaining U.S. government approval for biological product development. Similar processes apply in other jurisdictions.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recall requests or withdrawals from the market, labeling restrictions, non-clinical and/or clinical studies to be performed again, product seizures, total or partial suspension of production or distribution injunctions, import restrictions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties for both companies and individuals. Any agency or judicial enforcement action could have a material adverse effect on us.

Our biological product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s GLP regulations;

•	production and testing of clinical products according to the current Good Manufacturing Practices (cGMP) and possible FDA product specific requirements

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated at least annually;

•	performance of adequate and well-controlled clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for each proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the active pharmaceutical ingredient, or API, and finished product are manufactured to assess compliance with the IND/BLA and FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in three distinct development stages: manufacturing, pre-clinical and clinical. The manufacturing development stage generally involves laboratory evaluations of drug chemistry and biology properties, formulation and stability, the pre-clinical stage generally involves studies to evaluate pharmacology and toxicity in animals, which support subsequent clinical testing. The conduct of the manufacturing and pre-clinical studies must comply with federal regulations, including GMPs and GLPs.

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

The sponsor must submit the results of the pre-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an IND before any clinical testing may proceed. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The IND must become effective before clinical trials may begin. The IND is automatically approved 30 days after receipt by the FDA, unless during that time the FDA raises concerns or questions regarding the proposed clinical trials. In such a case, the FDA may place the IND on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. With gene therapy protocols, if the FDA allows the IND to proceed, and the RAC decides that full public review of the protocol is warranted but did not take place before the IND review is complete, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

Before the IND becomes active, the Clinical Protocol will also need to be approved by the relevant Institutional Review Boards (IRBs) and Institutional Biosafety Committees (IBCs), which are the cornerstone of institutional oversight of recombinant DNA clinical research.

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

Human clinical trials are typically conducted in three sequential phases. However, these phases may overlap or be combined:

•	Phase I. The biological product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, if pre-clinical testing warrants, the initial human testing may be conducted in patients with the condition of interest.

•	Phase II. The biological product candidate is evaluated in a limited patient population with the condition of interest to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase III. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population with the condition of interest at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for approval, including appropriate product labeling.

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

Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human immunotherapy products and gene therapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the biological and physical characteristics of the biological product as well as finalize a process for production and testing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop and validate methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes for Biological Product Candidates

After the completion of clinical trials, non-clinical and manufacturing activities of a biological product candidate, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

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

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For cell based immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the current good tissue practice, or GTP requirements, to the extent applicable. These requirements are set out in FDA regulations and guidance documents and govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for use in implantation, transplantation, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

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

Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, or additional studies like safety studies, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, unless a waiver is granted, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days after an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. The initial PSP must include, among other things, an outline of the pediatric study or studies that the sponsor plans to conduct, including to the extent practicable study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

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

In the EU, orphan medicinal products are eligible for financial incentives as well as specific regulatory assistance and scientific advice. Products receiving orphan status in the EU can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

However, the 10-year market exclusivity may be reduced to six years in certain circumstances, including for example if, at the end of the fifth year, it is established that the product is sufficiently profitable not to justify maintenance of market exclusivity.

There can be no assurance that we will receive orphan drug designation for any product candidates in the United States, in the EU or in any other market. There can be no assurance that an Orphan exclusivity from a competitor could not block the approval of one of our products for a certain period of time, in the United States, in the EU or in any other market.

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

Where applicable, we plan to request Fast Track and/or Breakthrough Therapy Designation for our product candidates. Even if we receive one of these designations for our product candidates, the FDA may later decide that our product candidates no longer meets the conditions for qualification. In addition, these designations may not provide us with a material commercial advantage.

Post-Approval Requirements

Maintaining compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP and pharmacovigilance requirements as well as post marketing commitments. Any products for which we receive FDA approval will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as off-label use), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label use that they deem to be appropriate in their professional medical judgment, manufacturers may not market or promote such off-label uses.

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

The FDA also may require post-marketing studies, known as Phase 4 studies, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

We anticipate that, absent to further legislative changes, the ACA will result in additional downward pressure on coverage and the price that we receive for any approved product in the United States, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates, if approved. In addition, it is possible that there will be further legislation or regulation that could change parts of the ACA that affect public and private healthcare coverage. Those changes could harm our business, financial condition, and results of operations.

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

Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct sets of bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions, or SUSARs, to the investigational product that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred as well as in the European safety database, EudraVigilance.

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

In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

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

In 2014 and as of January 1, 2015, we had the following wholly owned subsidiaries (state or country of incorporation): Cellectis, Inc. (United States, Delaware), Calyxt, Inc. (United States, Delaware), Cellectis Bioresearch S.A.S. (France), Cellectis Bioresearch, Inc. (United States, Delaware) and Ectycell, S.A.S. (France).

During the year ended December 31, 2014, we completed the following internal reorganization:

•	Ectycell was merged with and into Cellectis Bioresearch, S.A.S., with Cellectis Bioresearch S.A.S. surviving in August 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch S.A.S. was merged with and into Cellectis S.A with Cellectis S.A. surviving in December 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch, Inc. was merged into Cellectis, Inc. in September 2015.

As at December 31, 2015 and 2016, the consolidated companies consist of Cellectis S.A, Cellectis, Inc. and Calyxt, Inc.

D.	Property, Plants and Equipment

We lease:

•	a 3,064 square-meter facility in Paris for administrative and research and development activities. The lease commenced on April 1, 2011 and has a 10-year initial term expiring on April 1, 2021.

•	a 12,052 square-foot facility in New York, New York for administrative and research and development activities, which commenced on March 30, 2015 and has a 66-month initial term expiring on September 30, 2020.

•	a 17,485 square-foot facility in New Brighton, Minnesota, which commenced on October 15, 2012 and expires on October 14, 2017.

In March 2016, Calyxt acquired an 10-acres parcels in Roseville (MN). A headhouse and a greenhouse were built on the Roseville property and they have been in operations since September 2016.

In addition, in March 2016, we entered into a lease agreement for a 26,928 square-foot facility in Montvale, New Jersey. As of December 31, 2016, this facility is not operational.

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

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement under which Pfizer has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of €35.6 million ($38.5 million), excluding taxes. As of December 31, 2016, Cellectis was eligible to receive up to €887 million ($967 million) in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. During the quarter ended June 30, 2016, collaboration revenue was recognized in relation to the achievement of two milestones under our collaboration agreement with Servier with respect to UCART19 and pursuant to this collaboration agreement to provide Servier with raw materials and batches of UCART19 products. These two milestone payments were received from Servier during the third quarter 2016.

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

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we will collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in AML, BPDCN, multiple myeloma, B-cell and T-ALL. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the manufacturing activities of the requisite raw materials for the manufacturing of UCART123 and UCARTCS1, the GMP manufacturing of UCART123 at CELLforCURE and the technology transfer of UCARTCS1 process to CELLforCURE. In addition, we incurred significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur and University of Minnesota.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. In 2015 and 2016, we received respectively €46.9 million and €24.7 million in payments pursuant to the Pfizer and Servier collaborations.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

Our consolidated financial statements for 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Revenues

We currently derive all our revenues from payments pursuant to our collaboration agreements with Pfizer and Servier, patent licensing arrangements and royalties on licensed technologies. Our collaboration agreements provide for non-refundable upfront payments that we received upon execution of the relevant agreement, milestone payments that we are entitled to receive when the triggering event has occurred, research and development cost reimbursements that are recognized over the period of these services and royalty payments. The triggering event for a milestone payment may be the receipt of favorable scientific results, regulatory approval, or marketing of products developed pursuant to the agreement. Royalties are based on sales of licensed products or technologies. They are recognized in accordance with the terms of the licensing agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

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

Research Tax Credit

The main research tax credit that we benefit from is the Crédit d’Impôt Recherche, or CIR, which is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due on the fiscal year in which the expenditures were incurred and during the next three fiscal years. If taxes due are not sufficient to cover the full amount of the tax credit at the end of the three-year period, the difference is repaid to us in cash by the French tax authorities. We also satisfy certain criteria that qualify us as a small/middle size company and permit us to request immediate payment of the CIR. The expenditures taken into account for the calculation of the CIR only involve research expenses.

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

Royalty Expenses

We have entered into several license agreements to obtain access to technology that we use in our product development efforts. Royalty expenses consist of in-licensing costs, which reflect royalties we pay to use rights granted to us. Depending on the contractual provisions, royalty expenses are either proportional to revenues generated by using the patents or fixed annual royalties or conditioned by milestones.

Research and Development Expenses

We engage in substantial research and development efforts to develop innovative CAR T-cell immunotherapy and agricultural product candidates.

Research and development expense consists primarily of:

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	cost of third-party contractors such as contract research organizations, or CROs, and academic institutions involved in pre-clinical or clinical trials that we may conduct, or third-party contractors involved in field trials;

•	purchases and manufacturing of biological materials, real-estate leasing costs as well as conferences and travel costs; and

•	certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities.

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in R&D expense based on the time that employees spent contributing to R&D activities versus general and administrative activities.

Our research and development efforts are focused on our existing product candidates, including the advancement of our UCART123 product candidate, for which we received FDA approval in February 2017 and are currently seeking IRB approvals, and the development of our UCARTCS1 product candidate. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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

We cannot determine with certainty the duration and completion costs of our future clinical trials of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates, or those of our collaborators, that might obtain regulatory approval. We also cannot determine with certainty the duration and completion costs of our future field trials of our agricultural product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our agricultural product candidates that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing as well as any additional pre-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the ability to market, commercialize and achieve market acceptance for any product candidate that we may develop in the future; and

•	the scope, rate of progress and expense of our ongoing as well as any additional studies for our agricultural product candidates, field trials and other research and development activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resource functions. Administrative expenses also include facility-related costs and service fees, other professional services and recruiting fees.

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in R&D expense based on the time that employees spent contributing to R&D activities versus general and administrative activities.

We anticipate that our selling, general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to continue to incur significant expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Financial Gain (Loss)

Financial result mainly consists of interest income related to our savings accounts and bank deposits, exchange gains and loss associated with transactions in foreign currencies and fair value of our financial assets and derivative instruments. Significant transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates, while the average rate for the previous month is used for non-significant transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the consolidated statements of income as financial revenue or expense. Financial gain (loss) reflects the net impact of financial revenues and financial expenses.

Critical Accounting Policies and Estimates

Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are named below. For further details, see Notes to our consolidated financial statements.

•	Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 3.1).

•	Research Tax Credit (Note 3.1)

•	Share-Based Compensation (Note 15)

A.	Operating Results

The following table sets forth our selected consolidated statement of income data:

	Year Ended December 31,
	2014	2015	2016
		(€ in thousands)
Revenues and other income
Revenues	21,627	50,346	40,491
Other income	4,826	6,039	10,516

Total revenues and other income	26,453	56,385	51,007

Operating expenses
Royalty expenses	(3,035)	(2,475)	(1,605)
Research and development expenses	(14,407)	(52,410)	(70,899)
Selling, general and administrative expenses	(13,114)	(27,238)	(39,230)
Other operating income	—	1,060	345
Other operating expenses	(1,142)	(3,246)	(434)

Total operating expenses	(31,698)	(84,309)	(111,824)

Operating income (loss)	(5,245)	(27,924)	(60,818)

Financial revenues	7,622	9,240	6,459
Financial expenses	(527)	(1,690)	(6,417)

Financial gain (loss)	7,095	7,550	42

Income tax	—	—	—
Income (loss) from continuing operations	1,850	(20,373)	(60,776)
Loss from discontinued operations	(2,822)	—	—

Net income (loss)	(972)	(20,373)	(60,776)

Attributable to shareholders of Cellectis	20	(20,544)	(60,776)
Attributable to non-controlling interests	(992)	171	—

Years Ended December 31, 2014, 2015 and 2016

Revenues.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Collaboration agreements	11,879	48,288	37,856	306.5%	(21.6)%
Other	9,748	2,058	2,635	(78.9)%	28.0%
Revenues	21,627	50,346	40,491	132.8%	(19.6)%

This decrease in revenue of €9.9 million, or 19.6% between the years ended December 31, 2015 and 2016 is mainly due (i) to the decrease of €10.4 million in collaboration revenues notably due to revenue recorded in 2015 in relation to the early exercise by Servier of its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19 (€18.8 million) partially offset by the revenue from an agreement to provide Servier with raw materials and additional batches of UCART19 products and the achievement of two milestones in 2016 (totaling €11.9 million) and (ii) to the increase of €0.5 million in licenses fees.

The increase in revenues of €28.7 million, or 132.8%, between the years ended December 31, 2014 and 2015 primarily reflects increased revenues of €36.4 million in 2015 under our collaboration agreements with Servier and Pfizer, including revenue of €18.8 million in connection with the amendment to our collaboration agreement with Servier, which was signed on November 18, 2015. This increase in revenues was partially offset by a €5.3 million decrease in revenue from licenses, a €1.3 million decrease in revenue from research and development services and a €1.1 million decrease in revenues from sales of products and services.

Other income.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Research tax credit	3,330	5,039	9,071	51.3%	80.0%
Other income	1,496	1,000	1,445	(33.2)%	44.5%
Other income	4,826	6,039	10,516	25.1%	74.1%

The increase in other income of €4.5 million, or 74.1%, between the years ended December 31, 2015 and 2016 reflects an increase of €4.0 million in research tax credit, and an increase of €0.4 million in research subsidies, resulting from settlements after termination of research programs.

The increase in other income of €1.2 million, or 25.1%, between the years ended December 31, 2014 and 2015, primarily reflects increases of €1.7 million in research tax credit income, which was offset by a decrease of €0.5 million in income from research subsidies.

Royalty expenses.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Royalty expenses	(3,035)	(2,475)	(1,605)	(18.5)%	(35.1)%

The decrease in royalty expenses of €0.9 million, or 35.1%, between the years ended December 31, 2015 and 2016 primarily reflects lower expense to existing partners.

The decrease in royalty expenses of €0.5 million between the years ended December 31, 2014 and 2015, also reflects lower payments to existing partners.

Research and development expenses.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Personnel expenses	(6,392)	(35,455)	(44,263)	454.7%	24.8%
Purchases, external expenses and other	(8,015)	(16,955)	(26,636)	111.5%	57.1%
Research and development expenses	(14,407)	(52,410)	(70,899)	263.8%	35.3%

During the years ended December 31, 2015 and 2016, research and development expenses increased by €18.5 million or 35.3%. Personnel expenses increased by € 8.8 million from €35.5 million in 2015 to €44.3 million in 2016, notably due to a €1.6 million increase in wages and salaries, and a €11.5 million increase in non-cash stock based compensation expense, partly offset by a €4.3 million decrease in social charges on stock option and free shares grants. Purchases and external expenses increased by €9.8 million from €15.2 million in 2015 to €25.0 million in 2016, mainly due to increased expenses related to UCART123 and other product candidates’ development, including payments to third parties, purchases of biological materials and expenses associated with the use of laboratories and other facilities. Expenses in 2016 also include costs related to preparation of UCART123 clinical trials. Other expenses relate to continuing leasing and other commitments and decreased by € 0.1 million.

During the years ended December 31, 2014 and 2015, the increase in research and development expenses of €38.0 million, or 263.8%, reflects (i) increased expenditures in 2015 for the development of UCART programs toward their entry into Phase I clinical trials, (ii) expenses in 2015 related to the opening of our facility in New York, (iii) non-cash stock-based compensation expense of €0.2 million in 2014 and €18.5 million in 2015 and (iv) social charges on stock-options and free share grants of €0.1 million in 2014 and €7.7 million in 2015. Personnel expenses included in research and development expenses increased by €29.1 million from €6.4 million for the year ended December 31, 2014 to €35.5 million for the year ended December 31, 2015, mainly due to increased non-cash stock-based compensation expense. In addition, purchases and external expenses increased by €8.5 million, from €6.8 million for the year ended December 31, 2014 to €15.3 million for the year ended December 31, 2015, due to increased expenses related to innovation and platform development, including payments to third-parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities. Other expenses, which relate to continuing leasing and other commitments, increased from €1.2 million to €1.7 million during the years ended December 31, 2014 and 2015, respectively.

Selling, general and administrative expenses.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Personnel expenses	(5,483)	(19,588)	(30,293)	257.2%	54.7%
Purchases, external expenses and other	(7,631)	(7,650)	(8,937)	0.3%	16.8%
Selling, general and administrative expenses	(13,114)	(27,238)	(39,230)	107.7%	44.0%

During the years ended December 31, 2015 and 2016, the increase in selling, general and administrative expenses of €12.0 million, or 44.0% primarily reflects (i) an increase of €10.7 million in personnel expenses from €19.6 million to €30.3 million, attributable to a €0.9 million increase in wages and salaries, and an increase of €11.4 million of non-cash stock-based compensation expense, partly offset by a decrease of €1.6 million of social charges on stock options and free share grants, and (ii) an increase of €1.9 million in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and decreased by € 0.6 million, due to lower business taxes and lower provisions.

During the years ended December 31, 2014 and 2015, the increase in selling, general and administrative expenses of €14.1 million, or 107.7%, primarily reflects an increase of €14.1 million in personnel expenses, from €5.5 million to €19.6 million, attributable, among other things, to (i) €11.6 million of non-cash stock-based compensation expense in 2015 from €0.3 million in 2014, and to (ii) €4.5 million of social charges on stock options and free share grants from €0.1 million in 2014. In addition, purchases and external expenses increased by €0.7 million from €5.4 million in 2014 to €6.1 million in 2015, primarily with respect to professional costs associated with our U.S. IPO on the Nasdaq Stock Exchange in March 2015. Other expenses decreased from €2.2 million for 2014 to €1.5 million for 2015, a decrease reflecting a grant provision that was booked in 2014.

Other operating income.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Other operating income	—	1,060	345	0.0%	(67.5)%

The decrease in other operating income between the years ended December 31, 2015 and 2016 amounted to €0.7 million, or 67.7%. Other operating income for the year ended December 31, 2016 included (i) a one-off tax reimbursement, (ii) the reversal of lease incentive deferrals and (iii) reversals of reserves for personnel and commercial litigation.

During the year ended December 31, 2015, we recorded €1.1 million in other operating income, which included income from (i) the reversal of a subsidy provision, (ii) the reversal of lease incentives deferrals, and (iii) a gain from a settlement with a supplier.

During the years ended December 31, 2014 and 2015, we recorded €0.5 million in expenses and €0.2 million in net income, respectively, with respect to our redundancy plan. The €0.2 million of net income recorded in 2015 resulted from the reversal of unutilized redundancy plan reserves. Other operating expenses.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Other operating expenses	(1,142)	(3,246)	(434)	184.2%	(86.6)%

The decrease in other operating expenses of €2.8 million, or 86.6%, between the years ended December 31, 2015 and 2016 mainly reflects settlements signed in 2015.

The increase in other operating expenses of €2.1 million, or 184.2%, between the years ended December 31, 2014 and 2015 is mainly due to settlements and increases in various reserves.

Financial revenues.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Financial revenues	7,622	9,240	6,459	21.2%	(30.1)%

The decrease in financial revenues of €2.8 million, or 30.1%, between the years ended December 31, 2015 and 2016, was mainly attributable to the decrease of foreign exchange gain for the period ended December 31, 2016, which resulted from the translation of our U.S. Dollar-denominated cash and cash equivalent into Euro at the closing rate for the period, generating an €4.4 million gain compared to a €8.2 million gain in 2015. Additionally, interest income increased from €1.0 million in 2015 to €1.5 million in 2016.

The increase in financial revenues of €1.6 million, or 21.3%, between the years ended December 31, 2014 and 2015 was mainly attributable to the significant foreign exchange gain for the period ended December 31, 2015, which resulted from the translation of our U.S. Dollar-denominated cash and cash equivalent into Euro at the closing rate for the period, generating an €8.2 million gain compared to a €7.1 million gain in 2014. Additionally, interest income increased from €0.3 million in 2014 to €1.0 million in 2015.

Financial expenses.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Financial expenses	(527)	(1,690)	(6,417)	220.7%	279.6%

The change in financial expenses of €4.7 million, or 279.6%, between the years ended December 31, 2015 and 2016, was mainly attributable to a €2.1 million increase in foreign exchange loss (from €1.7 million in 2015 to a €3.8 million loss in 2016), a €2.5 million increase in fair value adjustments expense of which €1.6 million reflects a change in the fair value of foreign exchange derivatives, and a €0.9 million decrease in current financial assets.

During the years ended December 31, 2014 and 2015, the increase in financial expenses of €1.2 million, or 220.7%, was mainly attributable to a foreign exchange loss of €1.5 million in 2015.

Income / loss from continuing operations.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Income (loss) from continuing operations	1,850	(20,373)	(60,776)	(1,201.3)%	198.3%

The change in net income (loss) from continuing operations of €40.4 million between the year ended December 31, 2015 and 2016 was mainly due to (i) a €22.9 million increase in non-cash stock-based compensation expense, (ii) a € 11.9 million increase in purchases and external expenses, (iii) a €2.6 million increase in wages, (iv) a €5.4 million decrease in revenues and other income, (ii) the €7.5 million decrease in financial result, partially offset by €5.9 decrease in social charges on stock options and free share grants. The remaining difference is mainly due to the decrease in other operating expenses.

The change in net income (loss) from continuing operations of €22.2 million between the years ended December 31, 2014 and 2015 was primarily related to a €30.1 million increase in non-cash stock-based compensation expense and a €12.2 million increase in social charges on stock options and free share grants, partially offset by an increase of €29.9 million in revenues and other income.

Loss from discontinued operations.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Loss from discontinued operations	(2,822)	0	0	(100.0)%	0.0%

The loss from discontinued operations for the year ended December 31, 2014 was primarily generated by Cellectis AB, which had been sold the same year.

Gain/Loss attributable to non-controlling interests.

	Year Ended December 31,			% change
	2014	2015	2016	2015 vs 2014	2016 vs 2015
Attributable to non-controlling interests	(992)	171	—	(117.2)%	(100.0)%

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

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are intersegment transactions between the two reportable segments, including allocations of (i) corporate general and administrative expenses and (ii) research and development expenses to our subsidiaries. These intersegment expenses are priced at cost for external expenses, or at cost plus a mark-up of 4-10%, depending on the nature of the service. The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Years Ended December 31, 2014, 2015 and 2016

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2014, 2015 and 2016:

	2014			2015			2016
€ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	1,156	27,564	28,720	44	57,141	57,185	647	53,730	54,376
Inter-segment revenues	(91)	(1,171)	(1,262)	—	(800)	(800)	(118)	(3,252)	(3,370)
Revenues with Cellectis AB (discontinued operations)	—	(1,005)	(1,005)	—	—	—	—	—	—

External revenues and other income	1,065	25,388	26,453	44	56,341	56,385	529	50,477	51,007

Research and development expenses	(922)	(13,485)	(14,407)	(2,590)	(49,820)	(52,410)	(3,716)	(67,183)	(70,899)
Selling, general and administrative expenses	(822)	(12,292)	(13,114)	(1,652)	(25,586)	(27,238)	(4,346)	(34,885)	(39,230)
Royalties and other operating income and expenses	(269)	(3,908)	(4,177)	(245)	(4,416)	(4,660)	(428)	(1,267)	(1,695)

Total operating expenses	(2,013)	(29,685)	(31,698)	(5,112)	(79,197)	(84,309)	(8,490)	(103,334)	(111,824)

Operating income (loss) before tax	(948)	(4,297)	(5,245)	(5,068)	(22,856)	(27,924)	(7,961)	(52,857)	(60,818)

Financial gain (loss)	148	6,947	7,095	233	7,317	7,550	79	(37)	42

Net income (loss) from continuing operations	(800)	2,650	1,850	(4,835)	(15,539)	(20,373)	(7,882)	(52,894)	(60,776)

Net income (loss) from discontinued operations	—	(2,822)	(2,822)	—	—	—	—	—	—
Non controlling interests	—	992	992	—	(171)	(171)	—	—	—

Net income (loss) attributable to shareholders of Cellectis	(800)	820	20	(4,835)	(15,710)	(20,544)	(7,882)	(52,894)	(60,776)

Adjustment of Non-cash stock-based compensation expense	—	548	548	846	29,257	30,103	992	51,982	52,974

Adjusted net income (loss) attributable to shareholders of Cellectis	(800)	1,368	568	(3,989)	13,547	9,559	(6,890)	(912)	(7,802)

Depreciation and amortization	(74)	(1,298)	(1,372)	(89)	(1,657)	(1,745)	(312)	(1,686)	(1,998)
Additions to tangible and intangible assets	134	221	354	474	3,502	3,977	9,407	3,762	13,169

Please note that in our notes to Consolidated Financial Statements for the year ended 2015, we allocated the share-based compensation within the segment related to the employee that benefited from such compensation. Since 2016, we allocate share-based compensation to the applicable entity related to such shares, considering that such share-based compensation is compensation linked to the employee’s involvement in that entity’s performance. In practice, all share-based compensation that is based on Cellectis shares will be charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. Figures for 2015 take into account this change and disclose comparable amounts. It was not applicable for 2014 figures.

Therapeutics segment—2015 vs. 2016

External revenues in our Therapeutics segment decreased by €5.9 million, from €56.3 million for the year ended December 31, 2015 to €50.5 million for the year ended December 31, 2016. The decrease was primarily due to a decrease of €7.1 million in collaboration agreement revenues and higher research tax credit, as described in sections “Revenues” and “Other income” of our consolidated operating result analysis.

The increase in operating expenses of €24.1 million from the year ended December 31,2015 to the year ended December 31, 2016 resulted primarily from higher personnel expenses, attributable, among other things, to the increase in non-cash stock-based compensation expenses, as well as the increase in external expenses for product development.

Segment operating loss before tax increased by €30.0 million from the year ended December 31,2015 to the year ended December 31, 2016.

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

Plants segment—2015 vs. 2016

External revenues in our Plants segment increased by €0.5 million, from €44 thousand for the year ended December 31, 2015 to €0.5 million for the year ended December 31, 2016.

The increase in operating expenses of €3.4 million from the year ended December 31, 2015 to the year ended December 31, 2016 resulted primarily from a significant increase in Calyxt, Inc.’s research and development activities, as well as an increase in non-cash stock-based compensation expenses.

Segment operating loss before tax increased by €2.9 million from €5.1 million for the year ended December 31, 2015 to €8.0 million for the year ended December 31, 2016.

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

Key Financing Events

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

Liquidity management

As of December 31, 2016, we had current financial assets and cash and cash equivalents of €276.2 million comprising cash and cash equivalents of €241.5 million and current financial assets of €34.7 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are denominated in U.S. dollars ($163.7 million as of December 31, 2016). Current financial assets denominated in U.S. dollars amounted to $36.6 million as of December 31, 2016.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2014, 2015 and 2016:

	For the year ended December 31,
	2014	2015	2016
Net cash flows provided by (used in) operating activities	41,725	3,236	(29,559)
Net cash flows provided by (used in) investing activities	(1,353)	(6,965)	(48,018)
Net cash flows provided by (used in) financing activities	57,904	198,802	438

Total	98,276	195,073	(77,139)

Effect of exchange rate changes on cash	6,511	6,818	4,403

Year Ended December 31, 2016

The net cash flows used in operating activities are mainly due to our cash expenditures related to research and development efforts, including the advancement of UCART123, for which an IND was filed in the United States in 2016, plus several advance payments made for manufacturing activities, partially offset by the payments received from Servier and Pfizer pursuant to our collaboration agreements. Cash outflows for 2016 also include €6.3 million of social charges on stock options.

The net cash flows used in investing reflects our use of €9.5 million ($10.0 million) for the acquisition of land by Calyxt and the building of its greenhouse, and the acquisition of €35.5 million ($37.5 million) of current financial assets at Cellectis S.A.

The net cash flows provided by financing activities includes the exercise of non-employees warrants in January 2016 for €0.3 million and the subscription of non-employees warrants in September 2016 for €0.3 million partially offset by the decrease of financial lease debt for €0.1 million.

For the year ended December 31, 2016, the effect of exchange rate changes on cash is mainly related to the translation of cash held by foreign subsidiaries denominated in US dollars into Euros at the closing rate of the period amounting to €3.4 million compared to €0.3 million for the year ended December 31, 2015. This increase is mostly due to the transfer of $69.9 million from Cellectis S.A. to Cellectis Inc. during the first quarter of 2016. These effect is recorded as currency translation adjustment into the consolidated comprehensive income (loss).

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

Years Ended December 31, 2014

We had net cash provided by operating activities of continuing operations of €42.5 million for the year ended December 31, 2014. Substantially all of our cash expenditures during these years related to our research and development efforts, including the advancement of the pre-clinical development of UCART19. The net cash flows provided by operating activities of continuing operations during 2014 is primarily due to payments received from Servier and Pfizer pursuant to our collaboration agreements.

The net cash used in investing activities of continuing operations of €1.4 million for the year ended December 31, 2014. This amounts include the acquisitions of industrial and laboratory equipment required to conduct our research programs, changes in non-current financial assets and liabilities, as well as the proceeds from the sale of Cellectis AB.

The net cash flows provided by financing activities of continuing operations was €57.9 million for the year ended December 31, 2014, respectively. The amount includes proceeds from the issuance and sale of ordinary shares to institutional investors in March 2014, to Pfizer in July 2014, and in connection with the exercise of non-employees warrants in November 2014.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2019. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

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

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2016, we had 91 employees engaged in research and development activities. In the years ended December 31, 2014, 2015 and 2016 we spent €14.4 million, €52.4 million and €70.9 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.	Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

F.	Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2016. Future events could cause actual payments to differ from these estimates.

As of December 31, 2016	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	€ in thousands
Finance lease agreements	64	36	28	—	—
Facility lease agreements	15,069	2,867	5,524	3,484	3,194
License agreements	19,493	1,172	2,345	2,345	13,631
Manufacturing agreements	13,652	11,255	2,397	—	—

Total contractual obligations	48,279	15,330	10,294	5,829	16,825

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

For further detail regarding license and manufacturing agreement, please see Note 18 – Commitments of our consolidated financial statements.

G.	Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 23, 2017. Unless otherwise stated, the address for our executive officers and directors is 8, rue de la Croix Jarry, 75013 Paris, France.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	52	Chairman of the Board, Chief Executive Officer, and Co-Founder
Mathieu Simon, M.D.	60	Director, Executive Vice President, Chief Operating Officer
David Sourdive, Ph.D.	50	Director, Executive Vice President, Technical Operations and Co-Founder
Philippe Duchateau, Ph.D.	54	Chief Scientific Officer
Eric Dutang	43	Chief Financial Officer
Julia Berretta	36	Vice President Business Development
Marie-Bleuenn Terrier	35	General Counsel
Loan Hoang-Sayag	50	Chief Medical Officer
Stephan Reynier	48	Chief Regulatory Officer
Federico Tripodi	40	Chief Executive Officer, Calyxt, Inc.

Non-Employee Directors:
Alain Godard	71	Director
Pierre Bastid	62	Director
Laurent Arthaud	54	Director
Annick Schwebig, M.D.	66	Director
Jean-Marie Messier	60	Director

André Choulika, Ph.D., is one of the founders of Cellectis and served as Chief Executive Officer since the company’s inception in 1999. He is Chairman of the Board of Directors since 2011 and President of Calyxt, Inc. since August 2010. From 1997 to 1999, Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was one of the inventors of nuclease-based genome editing technologies and a pioneer in the analysis and use of meganucleases to modify complex genomes. After receiving his Ph.D. in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. His management training is from HEC (Challenge +). Based on Dr. Choulika’s deep knowledge of the company and scientific experience, we believe Dr. Choulika has the appropriate set of skills to serve as our chief executive officer and a member of our board of directors.

Mathieu Simon, M.D., has served as a director since June 14, 2013, as Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon was the Director and Chairman of the Board of Cellectis AB from 2013 to 2014 and has been a Director of Ectycell. Prior to joining us, from 2000 to 2010 Dr. Simon was Senior Vice President Head of Global Pharmaceutical Operations at Pierre Fabre SA. From 1994 to 2010, Dr. Simon led several Wyeth subsidiaries as General Manager (including Italy and Belgium). From 1994 to 1997, he served as Group Vice President of Marketing and Clinical Affairs for Wyeth International in Philadelphia, USA. From 2000 and 2010, Dr. Simon was a Director of Wyeth S.p.A., Farmindustria, and Pharma in Italy. He is also currently a director of Vaximm AG, a Swiss-German biotech company. Dr. Simon graduated from medical school at the University of Paris in 1982. Dr. Simon today is an advisor at the European Commission D.G. Research and Innovation (Horizon 2020). We believe Dr. Simon’s extensive business and leadership experience in the pharmaceutical industry qualifies him to serve as a member of our board of directors.

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

Marie-Bleuenn Terrier joined Cellectis as Legal Counsel in 2008, and was appointed General Counsel in 2013. Prior to joining Cellectis, she worked as Legal Counsel for Pfizer from 2004 to 2006, and for Boehringer-Ingelheim from 2006 to 2008. Marie-Bleuenn Terrier has also served as Secretary of our board of directors since 2015. She holds a Master’s degree in Law from the Panthéon La Sorbonne University in Paris.

Loan Hoang-Sayag, MD, joined Cellectis in January 2016 as Chief Medical Officer with the mission to bring the Company’s product candidates into clinical development. Dr. Hoang-Sayag is a board-certified physician in hematology and medical oncology from Necker-Paris V René Descartes University and St-Antoine- Paris VI University, respectively, and has more than 20 years of hematology and oncology experience in both clinical and academic settings and more than 15 years in oncology drug development experience. Prior to joining Cellectis, she was Senior Medical Director at Quintiles Transnational where she was heading the European Oncology Medical team. Dr. Hoang-Sayag started her industry career at Hoffmann-La Roche in France where she was responsible for clinical development and medical affairs activities for different oncology drugs. She then moved to Pierre Fabre Oncology, where she led several clinical programs, prior to moving to Quintiles in 2005. Dr. Hoang-Sayag’s drug development experience encompasses new chemotherapeutic entities, small molecules, monoclonal antibodies, antibody drug conjugates, stem cell therapy and checkpoint inhibitors, in hematologic malignancies and solid tumors.

Stephan Reynier, MSc, joined Cellectis in April 2011. He serves as Chief Regulatory and Compliance Officer after holding the position of Head of Programs at Ectycell, a former subsidiary of Cellectis, from April 2011 to 2014 with the mission of managing and coordinating internal and external collaborative programs. As Chief Regulatory and Compliance Officer, Mr. Reynier is in charge of ensuring a speedy and successful development of the UCART product family by establishing close interactions with regulatory agencies such as EMA and FDA, while securing compliance to applicable regulations, regulatory guidelines and quality assurance standards. Mr. Reynier has extensive experience, from his previous positions as Senior Director at Voisin Consulting Life Sciences and European Associate Director Medical Affairs at Gilead Sciences, in the design and implementation of regulatory strategies for the development of drugs and biologics, with a strong focus on cell and gene therapy. Mr Reynier graduated as Agro-Engineer in France and received a Master of Science in Chemical Engineering from the University of Toronto, Canada.

Federico Tripodi was appointed CEO of Calyxt in May 2016 to replace Luc Mathis. He holds a Master of Business Administration degree from Washington University’s Olin Business School, as well as an agronomic engineering degree from Buenos Aires University, and has gathered extensive experience in agricultural R&D and product development during his nearly two-decade career in the agricultural biotechnology and seeds industry. Prior to joining Calyxt, he worked as General Manager for Monsanto Company’s Sugarcane Division in Brazil for three years. He held other roles for Monsanto in Saint Louis, Mo., spanning Corporate Strategy (2011-2013), Omega-3 Program Lead (2009-2011), Oilseeds Global Quality Management Lead (2008-2009) and multiple other roles that involved managing multidisciplinary research teams in the technology organization between 2001 and 2008. During his tenure at Monsanto, Mr. Tripodi led or participated with early discovery and late commercialization phase product launches across the Americas, which included biotechnology consumer traits (improved composition soybean oils) and farmer traits (high yield, drought tolerance, insect protection and herbicide tolerance). Mr. Tripodi started his career in Argentina in 1998 in field research of biotechnology traits and chemistry formulations until he moved to Saint Louis in 2001. Mr. Tripodi also has experience as a director of a startup and served on the board of directors for a not-for profit.

Alain Godard has served as a member of Cellectis’ board of directors since 2007. He is a graduate of the Ecole Nationale Supérieure Agronomique de Toulouse and began his agronomy career in 1967 in Africa as a researcher at the Institut de Recherche pour les Huiles et Oléagineux. He joined the French chemical group Rhône-Poulenc in 1975 where he held various management positions in France and abroad before becoming CEO of the agrochemical subsidiary in 1991. In 1999 he was directly involved in the merger of Rhône-Poulenc and Hoechst to create Aventis and was appointed CEO of the Aventis CropScience subsidiary with a significant involvement in seeds and agricultural biotechnology. He left Aventis in 2002 to create a consulting company, SARL Godard & Co., specialized in agriculture and biotechnology, where he has served as Chief Executive Officer since 2009. Until 2016, Mr. Godard also served on the board of directors of Fermentalg S.A. We believe Mr. Godard’s leadership and management expertise in the plant biotechnology field qualifies him to serve as a member of our board of directors.

Pierre Bastid has served as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving on the board of directors of Pharnext (a biotechnology company), Hougou Finance S.A. and Hougou Développement S.A. (his own investment company), ZAKA S.A. and GRID (his own Paris and New York-based real estate companies), Shango S.A. (his own private equity company), EVOK (his own hotel group), Nepteam S.A.S. (a shipbuilding company), Louise 342-344 S.A., Hebioso S.A., La Chartreuse B S.C., Batuque Hotelaria e Turismo S.A. and Casino Royal S.A.. Mr. Bastid also advises a number of investment and private equity firms. Mr. Bastid is a trustee of the Juilliard School of Music and other non-profit organizations based in the United States. We believe Mr. Bastid’s extensive business experience qualifies him to serve as a member on our board of directors.

Laurent Arthaud has served as a member of our board of directors since October 28, 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Kurma Life Sciences Partners, TxCell, Adocia and Sparinvision. From 2006 to 2016, he served on the board of directors of Emertee Gestion. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique. We believe Mr. Arthaud’s extensive investment experience in the biotechnology industry qualifies him to serve as a member on our board of directors.

Annick Schwebig, M.D., has served as a member of our board of directors since October 28, 2011. In 2000, she founded the French subsidiary of Actelion, of which she is a Senior Advisor. She formerly served as the General Manager of Actelion from 2000 to 2015. Actelion is a biopharmaceuticals company specializing in innovative treatments to serve unmet medical needs. She is also a director of Inventiva Pharma, a biopharmaceutical company, and Inserm-Transfert SA, the private subsidiary of the French National Institute of Health and Medical Research. A graduate of the University of Paris medical school, Dr. Schwebig worked as a senior manager at the biopharmaceuticals company Bristol-Myers Squibb for 17 years from 1983 to 2000. We believe Dr. Schwebig’s extensive experience in the biopharmaceutical industry qualifies her to serve as a member on our board of directors.

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

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2016, was €2.2 million. For the year ended December 31, 2016, 1,050,062 stock options with an exercise price of € 22.44 per ordinary share were issued to directors and executive officers as compensation under the 2015 Stock Option Plan, and 1,526,474 stock options with an exercice price of € 17.90 per ordinary share were issued to directors and executive officers as compensation under the 2016 Stock Option Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was €30,282 for the year ended December 31, 2016.

Service Agreements

Mr. Godard, a member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy. We paid €33,000 in compensation for those services in fiscal year 2016.

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

We expect to maintain customary liability insurance coverage for our directors and executive officers, including insurance against liability under the Securities Act. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

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

Equity Incentives

We believe that our ability to grant equity awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. In accordance with French corporate law and tax considerations, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	employee warrants (otherwise known as bons de souscription de parts de créateur d’entreprise or BSPCE), granted only to employees of Cellectis;

•	non-employee warrants (otherwise known as bons de souscription d’actions or BSA), granted only to non-employee directors and other service providers or consultants not eligible for employee warrants;

•	restricted, or free, shares (otherwise known as actions gratuites); and

•	stock options (otherwise knows as options de souscription d’actions).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the shares held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Such extraordinary general meeting shall determine the aggregate amount of equity incentive instruments to be granted and the period during which such authorization may be used by our board of directors, which cannot exceed 18 months for non-employee warrants and employee warrants and 38 months for stock option and restricted (free) shares, in each case beginning from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

Employee warrants and non-employee warrants are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, employee warrants (BSPCE) and non-employee warrants (BSA) no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the applicable equity award grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable equity award grant documentation provide for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

Employee Warrants (BSPCE)

Employee warrants were granted only to employees of Cellectis who are French tax residents, since these employee warrants carry favorable tax and social security treatment for French tax residents. Employee warrants may also be granted to corporate officers of the company having an employee tax status (chairman, general manager or deputy general manager). Similar to stock options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors equal to the higher of (1) the fair market value of an ordinary share on the date of grant and (2) if the company has carried out a capital increase within six months prior to the attribution of employee warrants, the issue price of such capital increase.

Employee warrants may only be issued by growth companies meeting certain criteria, which we no longer meet. Most significantly, the issuer must have been registered for less than 15 years and 25% of the issuer’s share capital must have been continuously held since the company’s formation by natural persons or by holding companies, of which 75% of such holding company’s share capital is held by natural persons. The calculation of such threshold does not include venture capital mutual investment fund (fonds commun de placement à risques), specialized professional funds (fonds professionnels spécialisés), private equity funds (fonds professionnels de capital investissement), local investment funds (fonds d’investissement de proximité) and innovation-focused mutual funds (fonds commun de placement dans l’innovation).

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

The term of each employee warrant is 10 years from the date of grant or, in the case of death or disability of the beneficiary during such ten-year period, 6 or 9 months respectively from the death or disability of the beneficiary. An employee warrant shall remain exercisable for three months following a beneficiary’s termination of continuous status with the company.

Employee warrants are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the warrant holder, only by the warrant holder.

As of December 31, 2016, 147,861 employee warrants exercisable for an aggregate of 153,585 ordinary shares at a weighted average exercise price of €12.88 per share, were outstanding, of which 8,000 employee warrants are held by our directors and executive officers.

Non-Employee Warrants (BSA)

Non-employee warrants are granted by our board of directors to third-party service providers, consultants and directors who are not eligible for employee warrants. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to five percent (5%) of the average price for a company share weighted by volume on the market or markets on which the company shares are listed during the five (5) trading days prior to the date of the grant of said non-employee warrant by the board of directors (rounded up to the next euro cent, if necessary).

Pursuant to delegations granted at our annual shareholders’ meeting, our board of directors determines the recipients, dates of grant and exercise price of non-employee warrants, the number of non-employee warrants to be granted and the terms and conditions thereof, including their vesting schedule. The term of each non-employee warrant is generally 10 years from the date of grant.

Our non-employee warrants are generally granted subject to a three-year vesting, subject to continued service.

As of December 31, 2016, 879,400 non-employee warrants exercisable for an aggregate of 879,400 ordinary shares at a weighted average exercise price of €28.11 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof. During the year ended December 31, 2016, Trout Capital LLC exercised its 50 000 non-employee warrants.

Free Shares

Under our 2012, 2013, 2014 and 2015 Free Share Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2015 Free Share Plan, was adopted by our board of directors on May 18, 2015.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, and our Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Our board of directors has the authority to administer the 2012, 2013, 2014 and 2015 Free Share Plans. Subject to the terms of these Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period must be at least two years from the date of grant and the holding period must be two years from the end of the vesting period, with no holding period applicable to beneficiaries for whom the vesting period was four years or longer.

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

•	440,550 free shares granted in 2015 under the 2015 Free Share Plan will be acquired on May 18, 2017 for the French residents and May 18, 2019 for the Non-French residents subject to the continued service of the beneficiaries, of which 210,000 free shares have been granted to our directors and officers.

Stock Options

On March 24, 2015, our board of directors adopted our 2015 Stock Option Plan, which will expire on April 16, 2018 and on October 28, 2016, our board of directors adopted our 2016 Stock Option Plan which will expire on July 18, 2019. The 2015 Stock Option Plan and the 2016 Stock Option Plan (collectively, the “Stock Option Plans”) follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option will be no less than ninety-five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of the board of directors decision to allocate the options. The maximum number of ordinary shares, which may be subject to stock options issued is 7,354,930 ordinary shares under the 2015 Stock Option Plan and is 3,217,861 ordinary shares under the 2016 Stock Option Plan. Incentive Stock Options and Non-qualified stock options may be granted under the Stock Option Plans.

Stock Options may be granted to any individual employed by us or by any affiliated company. Stock Options may also be granted to our Chairman, our general manager and to our deputy general managers. Incentive Stock Options granted to owners of shares possessing 10% or more of the total voting power in the Company will be subject to limitations on their exercise price and term.

Our board of directors has the authority to administer and interpret the Stock Option Plans. Subject to the terms of the Stock Option Plans, our board of directors determines the recipients, the dates of grant, the exercise price of the stock options, the number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting period. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the Stock Option Plans will generally be 10 years from the date of grant. Further, Stock Options will generally terminate on the earlier of when the beneficiary ceases to be an employee or the Company or upon certain transactions involving the Company.

The board of directors has the authority to modify awards outstanding under our Stock Option Plans, subject to the written consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to extend a post-termination exercise period.

Stock Options granted under the Stock Option plans generally may not be sold, transferred or pledged in any manner other than by will or by the laws of descent or distribution. In the event of disability, unless otherwise resolved by our board of directors, the beneficiary’s right to exercise the vested portion of his or her option generally terminates six months after the last day of such beneficiary’s service, but in any event no later than the expiration of the maximum term of the applicable stock options. In the event the beneficiary dies during the vesting period, then, unless otherwise resolved by our board of directors, the beneficiary’s estate or any recipient by inheritance or bequest may exercise any vested portion within the six months following the date of death, but in any event no later than the expiration of the maximum term of the applicable stock options.

As of the date of this Annual Report:

•	82,123 free shares granted under the 2012 Free Share Plan vested on September 18, 2014 are now exercisable, of which 40,981 shares are held by our directors and officers;

•	60,000 free shares granted under the 2013 Free Share Plan vested on March 19, 2015 and are under the holding period of two years, of which 26,000 free shares are held by our directors and officers;

•	98,000 free shares granted under the 2014 Free Share Plan vested on April 10, 2016 and are under the holding period of two years, of which 83,000 free shares have been granted to our directors and officers; and

•	50,000 free shares granted in 2015 to Mathieu Simon under terms and conditions similar to the 2014 Free Share Plan vested on January 8, 2017, and are under the holding period of two years.

As of the date of this Annual Report, a maximum of 7,354,930 stock options may be optioned and issued under the 2015 Stock Option Plan. This figure includes 2,060,602 stock options granted under the 2015 Stock Option Plan on March 14, 2016 with an exercise price of € 22.44 per ordinary share, of which 1,050,062 stock options were granted to certain of our directors and executive officers.

As of the date of this Annual Report, a maximum of 3,217,861 stock options may be optioned and issued under the 2016 Stock Option Plan. This figure includes 2,773,028 stock options granted under the 2016 Stock Option Plan on October 28, 2016 with an exercise price of €17.90 per ordinary share, of which 1,526,474 were granted to certain of our directors and executive officers.

Calyxt, Inc.

In December 2014, our subsidiary Calyxt granted options representing a 0.6% interest to a small group of its employees and two of our directors and executive officers, and it reserved an additional 0.1% for further grants. Calyxt made these grants to provide incentives for these employees that are directly linked to the performance of Calyxt, rather than Cellectis as a whole.

In September 2015, our subsidiary Calyxt granted options representing a 1.18% interest to a group of its employees and two of our directors and executive officers.

In April 2016, our subsidiary Calyxt granted options representing a 8.6% interest to a group of its employees and ten of our directors, executive officers, employees and consultants.

C.	Board Practices

Board Composition

Under French law and our By-laws, our board of directors must be composed of between three and eight members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board, in accordance with French law.

We currently have eight directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
André Choulika, Ph.D.	Chairman	2000	2018
Mathieu Simon, M.D.	Director	2013	2019
David Sourdive, Ph.D.	Director	2000	2018
Alain Godard	Director	2007	2018
Pierre Bastid	Director	2011	2017
Laurent Arthaud	Director	2011	2017
Annick Schwebig, M.D.	Director	2011	2017
Jean-Marie Messier	Director	2015	2018

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit and finance committee, for which the Nasdaq listing requirements permit specified phase-in schedules.

Our board of directors has determined that, applying the applicable rules and regulations of the SEC and the Nasdaq listing standards, all of our directors, except Drs. Choulika, Sourdive and Simon, qualify as “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit and finance committee the responsibility to assist our board of directors in this task. While our board of directors oversees our risk management, our management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks we face. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board.

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

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

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

•	review on a preliminary basis and express its opinion on the draft annual and quarterly financial statements prior to the board of directors officially receiving the financial statements;

•	examine the critical accounting policies and practices of the Company, including their relevance and consistency used for the preparation of the Company’s consolidated financial statements and rectify any failure to comply with these policies and practices;

•	monitor the scope of consolidation and review, where necessary, any explanations in connection thereto;

•	interview, when necessary, the statutory auditors, the chairman of the board of directors, the chief executive officer, the chief financial officer, the employees in charge of our internal controls or any other management personnel; these discussions may take place, where required, without the presence of the chairman of our board of directors and the chief executive officer; and

•	examine—prior to their publication—the draft annual and interim financial statements, the draft annual report and any other draft financial statements (including projected financial statements) prepared for the needs of upcoming material transactions together with the related press releases;

with regard to internal controls:

•	assess the efficiency and quality of internal control systems and procedures within the consolidated Company;

•	examine, with the persons in charge of the internal audit, and, if necessary, outside of the presence of the chairman of the board of directors and the chief executive officer, the contingency and action plans with respect to internal audit, the findings following the implementation of these actions and the recommendations and follow-up actions in connection therewith; and

•	entrust the internal audit department with any mission which the committee deems necessary;

with regard to external controls:

•	examine any question relating to the appointment, renewal or dismissal of our statutory auditors and their fees regarding the performance of their control review functions;

•	oversee the rules relating to the use of the statutory auditors for assignments other than the audit of the financial statements and, more generally, ensure that we comply with the principles guaranteeing the statutory auditors’ independence;

•	at least annually, review and discuss the information provided by management and the auditors relating to the independence of the audit firm;

•	pre-approve any services entrusted to the statutory auditors which is outside of the scope of the annual audit;

•	review every year with the statutory auditors all fees paid to by the Company and its subsidiaries to any networks to which the auditors belong, their work plan, their findings and recommendations, as well as actions taken by us following such recommendations;

•	review and discuss with the statutory auditors their comments on internal controls over financial reporting and any matters that have come to the attention of the statutory auditors that lead them to believe that modification to our disclosures about changes in internal control over financial reporting is necessary for management’s certifications pursuant to Section 302 of the Sarbanes-Oxley Act;

•	discuss if necessary any points of disagreement between the statutory auditors and the officers of the Company that may arise within the scope of these operations; and

•	review and discuss with the statutory auditors the plans for, and the scope of, the annual audit and other examinations; and

with regard to risks:

•	review on a regular basis the financial situation, the cash position and the material risks and undertakings of the Company and its subsidiaries; and

•	review the risk management policy and the process implemented to evaluate and manage these risks.

Compensation Committee. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Godard and Dr. Schwebig. The principal duties and responsibilities of our compensation committee include, but are not limited to:

•	review the compensation of our employees and managers of the Company and its subsidiaries (fixed and variable compensations, bonus, etc.) and make any recommendation to our board of directors in connection therewith;

•	review equity incentive plans (non-employee warrants, stock options, restricted (free) shares, etc.) and make recommendations to our board of directors in connection therewith;

•	make recommendations to our board of directors regarding the compensation, pension and insurance plans, benefits in kind and other various pecuniary rights, of officers, as well as the allocation of equity incentive instruments granted to executive officers and directors of the Company;

•	evaluate and make recommendations on the compensation policies and programs of executive officers and on the compensation of directors;

•	recommend the approval, adoption and amendment of all cash- and equity-based incentive compensation plans in which any of our executive officers or directors participate and all other equity-based plans;

•	review any proposed employment agreement with, and any proposed severance or retention plans or agreements applicable to, any of our executive officers;

•	review, at least annually, corporate goals and objectives relevant to the compensation of our executive officers; and

•	evaluate the performance of the executive officers in light of corporate goals and objectives and recommend compensation levels for these executive officers based on those evaluations and any other factors the compensation committee deems appropriate.

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

As of December 31, 2016, we had 122 employees, 114 of whom are full-time, 41of whom hold Ph.D. or M.D. degrees, 91 of whom were engaged in research and development activities and 31 of whom were engaged in business development, legal, finance, information systems, facilities, human resources or administrative support. As of December 31, 2016, 78 of our employees were located in France and 44 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2017 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2017. The percentage ownership information shown in the table is based upon 35,335,060 ordinary shares outstanding as of February 28, 2017.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Bpifrance Participations	2,879,500	8.15%
Pfizer, Inc. (1)	2,817,630	7.97%
Fidelity Management & Research Company	3,464,406	9.80%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D (2)	1,170,794	3.31%
Mathieu Simon, M.D (3)	340,375	*
David Sourdive, Ph.D. (4)	1,131,484	3.20%
Philippe Duchateau, Ph.D. (5)	168,460	*
Eric Dutang (9)	35,756	*
Julia Berretta (7)	111,384	*
Marie-Bleuenn Terrier (8)	118,726	*
Loan Hoang-Sayag (10)	11,771	*
Stephan Reynier (6)	54,564	*
Federico Tripodi	0	*
Alain Godard (11)	84,939	*
Pierre Bastid (12)	3,418,334	9.67%
Laurent Arthaud	0	*
Annick Schwebig, M.D. (13)	51,997	*
Jean-Marie Messier (14)	63,390	*
All directors and executive officers as a group (15 persons)	6,761,974	19.14%

*	Represents beneficial ownership of less than one per cent.
(1)	The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014.
(2)	Includes 109,586 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 75,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 40,175 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(3)	Includes 87,671 ordinary shares that Mr. Simon has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 65,625 ordinary shares that Mr. Simon has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 35,153 ordinary shares that Mr. Simon has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(4)	Includes 87,671 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 65,625 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 35,153 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan. Includes 703,041 shares held by Viveoo SARL.
(5)	The ordinary shares shown include 8,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to employee warrants, 65,754 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 56,250 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 30,131 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(6)	Includes 19,726 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 15,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 14,714 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(7)	Includes 43,835 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 33,750 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 the Stock Option Plan and 30,131 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(8)	Includes 43,835 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 33,750 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 35,153 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan

(9)	Includes 5,625 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 30,131 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(10)	Includes 11,771 ordinary shares that Mrs. Hoang-Sayag has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan.
(11)	The ordinary shares include 33,333 non-employee warrants which are exercisable since March 27, 2016, 16,666 non-employee warrants, which are exercisable since September 8, 2016, and 13,391 non-employee warrants, which are exercisable since March 14, 2017.
(12)	The ordinary shares include 33,333 non-employee warrants which are exercisable since March 27, 2016, 16,666 non-employee warrants, which are exercisable since September 8, 2016, 13,391 non-employee warrants, which are exercisable since March 14, 2017 and includes 3,298,944 shares held by Zaka Rendement S.A.
(13)	The ordinary shares include 20,000 non-employee warrants which are exercisable since March 27, 2016, 16,666 non-employee warrants, which are exercisable since September 8, 2016, and 13,391 non-employee warrants, which are exercisable since March 14, 2017.
(14)	The ordinary shares include 33,333 non-employee warrants which are exercisable since March 27, 2016, and 16,666 non-employee warrants, which are exercisable since September 8, 2016, and 13,391 non-employee warrants, which are exercisable since March 14, 2017.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2014 are as a result of the transactions described in our prospectus dated March 26, 2015, filed with the SEC pursuant to Rule 424(b), under the heading “Related Party Transactions—Transactions with Our Principal Shareholders, Directors and Executive Officers” and the dilution resulting from our public offering.

None of our principal shareholders has voting rights different than our other shareholders.

As of February 28, 2017, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 40.7% of our outstanding ordinary shares were held in the United States by 64 holders of record.

B.	Related Party Transactions

Since January 1, 2012, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Alliance agreement

Pfizer purchased 10% of our then-outstanding ordinary shares on July 31, 2014. The revenues booked for Pfizer in the years ended December 31, 2014, 2015 and 2016 amount to €9.2 million, €23.8 million and €22.9 million respectively. As of December 31, 2016, the outstanding receivables were €0.3 million and Pfizer had a 8.03% ownership in Cellectis.

Conditional advances and subsidies

Bpifrance, which was a shareholder of Cellectis, has granted us conditional advances and subsidies. There was no outstanding conditional advances and subsidies as of December 31, 2016. See Note 11.3 of our audited consolidated financial statements.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers

Equity Awards

Since January 1, 2016, we have granted equity awards to certain of our directors and executive officers:

•	On March 14, 2016, we granted 1,050,062 stock options to certain of our Directors and Executive Officers; and

•	On March 14, 2016, we granted 200,875 non-employee warrants (BSA) to our Directors.

•	On October 28, 2016, we granted 1,526, 474 stock options to certain of our Directors and Executive Officers; and

•	On October 28, 2016, we granted 160,000 non-employee warrants (BSA) to our Directors.

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

Under the policy, related-party transactions must be reported to us by all related parties. If a transaction has been identified as a related-party transaction, our management must present information regarding the related-party transaction to our board of directors for review, consideration and approval. Certain transactions may be presented to the Audit and Finance Committee, which will determine whether the transaction is a related-party transaction, in which case the related-party transaction will be submitted to our board of directors. The presentation will include a description of, among other things, the material facts, the interests in the transaction, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our board of directors, or to the extent permitted by applicable law an independent committee of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the benefits and perceived benefits to us;

•	the opportunity costs of alternative transactions;

•	the materiality and character of the related party’s interest;

•	the actual or apparent conflict of interest of the related party; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our board of directors, or if permitted by applicable law an independent committee of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors, or if permitted by applicable law an independent committee of our board of directors, determines in the good faith exercise of its discretion.

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

Dividend Distribution

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting related to the statutory financial statements of Cellectis S.A.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to €1.8 million on December 31, 2016). Moreover, the statutory accumulated deficit is €98.5 million December 31, 2016.

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

Distribution of Dividends. Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

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

On February 6, 2017, Cellectis has received an Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) to conduct Phase I clinical trials with UCART123, the Company’s most advanced, wholly-controlled TALEN gene-edited product candidate, in patients with acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). This marks the first allogeneic, “off-the-shelf” gene-edited CAR T-cell product candidate that the FDA has approved for clinical trials. Cellectis intends to initiate Phase I trials in the first half of 2017.

On March 9, 2017, Servier, together with Pfizer Inc. and Cellectis announced that the FDA has granted Servier with an Investigational New Drug (IND) clearance to proceed in the United States. with the Phase I of the CALM Study.

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

Nasdaq

Period	High	Low
Annual
2015 (beginning March 24, 2015)	$47.66	$23.67
2016	$33.64	$16.40
2017 (through March 22, 2017)	$24.37	$17.52
Quarterly
First Quarter 2015 (beginning March 24, 2015)	$41.50	$34.58
Second Quarter 2015	$47.66	$30.65
Third Quarter 2015	$39.78	$25.71
Fourth Quarter 2015	$42.14	$23.67
First Quarter 2016	$30.16	$18.77
Second Quarter 2016	$33.64	$25.34
Third Quarter 2016	$28.35	$24.07
Fourth Quarter 2016	$23.24	$16.40
First Quarter 2017 (through March 22, 2017)	$24.37	$17.52
Monthly
September 2016	$26.40	$24.07
October 2016	$23.24	$17.68
November 2016	$19.70	$16.56
December 2016	$18.25	$16.40
January 2017	$19.71	$17.52
February 2017	$23.38	$18.33
March 2017 (through March 22, 2017)	$24.37	$21.43

Alternext

Period	High	Low
Annual
2012	€8.24	€4.80
2013	€7.70	€2.19
2014	€14.00	€2.40
2015	€40.90	€13.26
2016	€29.71	€14.99
2017 (through March 22, 2017)	€22.49	€16.33
Quarterly
First Quarter 2015	€40.00	€13.26
Second Quarter 2015	€40.90	€27.76
Third Quarter 2015	€37.00	€23.67
Fourth Quarter 2015	€40.90	€21.20
First Quarter 2016	€27.74	€22.01
Second Quarter 2016	€29.71	€22.67
Third Quarter 2016	€25.18	€21.97
Fourth Quarter 2016	€20.81	€14.99
First Quarter 2017 (through March 22, 2017)	€22.49	€16.33
Monthly
September 2016	€23.61	€21.40
October 2016	€20.81	€16.15
November 2016	€19.24	€14.99
December 2016	€16.99	€15.80
January 2017	€18.45	€16.33
February 2017	€21.99	€17.00
March 2017 (through March 22, 2017)	€22.49	€20.26

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for the 2016 taxable year and expect to continue to be a PFIC for the current and potentially future taxable years, but our PFIC status must be determined annually and therefore may be subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “PFIC Considerations” portion may be relevant to you.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above “PFIC Considerations,” although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for the 2016 taxable year and we expect to continue to be a PFIC for the current and potentially future taxable years. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. holder has held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for the 2016 taxable year and we expect to continue to be a PFIC for the current and potentially future taxable years.

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

Information with Respect to Foreign Financial Assets

U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the ADSs, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.

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

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year.

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year used to be published annually by the French State. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20161220 issued on December 20, 2016, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2016, our collaboration revenues would have increased by €0.9 million. Our exposure to currencies other than the U.S. dollar is negligible.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated into Euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period. Our exposure to currencies other than the U.S. dollar is negligible.

For the year ended December 31, 2016, our revenues denominated in U.S. dollars related to the Pfizer collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $158.8 million as of December 31, 2016. Current financial assets denominated in U.S. dollars amounted to $36.6 million as of December 31, 2016.

During the year ended December 31, 2016, we subscribed to zero premium collars ($17.9 million nominal value) and accumulators ($21.3 million nominal value). The net foreign exchange result for the fiscal year 2016 is a gain of €0.6 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the depositary agreement:

Service	Fees
• Issuance of ADSs upon deposit of shares (excluding issuance as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Service	Fees
• Distribution of ADSs pursuant to (1) stock dividends or other free stock distributions, or (2) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

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

Depositary Payments for 2016

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

For the year ended December 31, 2016, Citibank, N.A., as Depositary, had made reimbursements to the Company of €0.1 million.

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

A portion of the net proceeds from our initial public offering was used for general corporate purposes in connection with the development of our current proprietary immuno-oncology product candidates, for further research and development regarding cell attributes and to develop our manufacturing processes and cell engineering technologies, to pursue new human therapeutics outside of oncology and to advance our agricultural biotechnology business. The balance is held in cash and cash equivalents and current financial assets and is intended to also be used for general corporate purposes. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES.

(a)	Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

(b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2016. Management’s assessment was based on the framework in “Internal Control – Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2016, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d)	We have made certain changes in internal controls over financial reporting in preparation for the inclusion of our first Section 404 report in this Annual Report.

ITEM 15T.	CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Pierre Bastid, Mr. Laurent Arthaud, and Mr. Jean-Marie Messier are audit and finance committee financial experts as defined by the Securities and Exchange Commission rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Pierre Bastid, , Mr. Laurent Arthaud, and Mr. Jean-Marie Messier are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2015 and 2016. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2016	2015
	(€, in thousands)
Audit Fees	704	563
Audit-Related Fees	38	—
Tax Fees	—	—
Other Fees	—	375
Total	742	938

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

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2015 or 2016.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2016 were pre-approved by the audit and finance committee.

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

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We intend to follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of the prospectus filed with the Commission on March 26, 2015 titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares.”

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

The duties specifically assigned to the audit and finance committee by our board of directors include, but are not limited to:

•	with regard to our financial statements:

•	review on a preliminary basis and express its opinion on the draft annual and quarterly financial statements prior to the board of directors officially receiving the financial statements;

•	examine the critical accounting policies and practices of the Company, including their relevance and consistency used for the preparation of the Company’s consolidated financial statements and rectify any failure to comply with these policies and practices;

•	monitor the scope of consolidation and review, where necessary, any explanations in connection thereto;

•	interview, when necessary, the statutory auditors, the chairman of the board of directors, the chief executive officer, the chief financial officer, the employees in charge of our internal controls or any other management personnel; these discussions may take place, where required, without the presence of the chairman of our board of directors and the chief executive officer; and

•	examine—prior to their publication—the draft annual and interim financial statements, the draft annual report and any other draft financial statements (including projected financial statements) prepared for the needs of upcoming material transactions together with the related press releases;

•	with regard to internal controls:

•	assess the efficiency and quality of internal control systems and procedures within the consolidated Company;

•	examine, with the persons in charge of the internal audit, and, if necessary, outside of the presence of the chairman of the board of directors and the chief executive officer, the contingency and action plans with respect to internal audit, the findings following the implementation of these actions and the recommendations and follow-up actions in connection therewith; and

•	entrust the internal audit department with any mission which the committee deems necessary;

•	with regard to external controls:

•	examine any question relating to the appointment, renewal or dismissal of our statutory auditors and their fees regarding the performance of their control review functions;

•	oversee the rules relating to the use of the statutory auditors for assignments other than the audit of the financial statements and, more generally, ensure that we comply with the principles guaranteeing the statutory auditors’ independence;

•	at least annually, review and discuss the information provided by management and the auditors relating to the independence of the audit firm;

•	pre-approve any services entrusted to the statutory auditors which is outside of the scope of the annual audit;

•	review every year with the statutory auditors all fees paid to by the Company and its subsidiaries to any networks to which the auditors belong, their work plan, their findings and recommendations, as well as actions taken by us following such recommendations;

•	review and discuss with the statutory auditors their comments on internal controls over financial reporting and any matters that have come to the attention of the statutory auditors that lead them to believe that modification to our disclosures about changes in internal control over financial reporting is necessary for management’s certifications pursuant to Section 302 of the Sarbanes-Oxley Act;

•	discuss if necessary any points of disagreement between the statutory auditors and the officers of the Company that may arise within the scope of these operations; and

•	review and discuss with the statutory auditors the plans for, and the scope of, the annual audit and other examinations; and

•	with regard to risks:

•	review on a regular basis the financial situation, the cash position and the material risks and undertakings of the Company and its subsidiaries; and

•	review the risk management policy and the process implemented to evaluate and manage these risks.

Compensation Committee. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Godard and Dr. Schwebig. The principal duties and responsibilities of our compensation committee include, but are not limited to:

•	review the compensation of our employees and managers of the Company and its subsidiaries (fixed and variable compensations, bonus, etc.) and make any recommendation to our board of directors in connection therewith;

•	review equity incentive plans (non-employee warrants, stock options, restricted (free) shares, etc.) and make recommendations to our board of directors in connection therewith;

•	make recommendations to our board of directors regarding the compensation, pension and insurance plans, benefits in kind and other various pecuniary rights, of officers, as well as the allocation of equity incentive instruments granted to executive officers and directors of the Company;

•	evaluate and make recommendations on the compensation policies and programs of executive officers and on the compensation of directors;

•	recommend the approval, adoption and amendment of all cash- and equity-based incentive compensation plans in which any of our executive officers or directors participate and all other equity-based plans;

•	review any proposed employment agreement with, and any proposed severance or retention plans or agreements applicable to, any of our executive officers;

•	review, at least annually, corporate goals and objectives relevant to the compensation of our executive officers; and

•	evaluate the performance of the executive officers in light of corporate goals and objectives and recommend compensation levels for these executive officers based on those evaluations and any other factors the compensation committee deems appropriate.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-51 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (status) of the registrant (English translation)	F-1	333-202205	3.1	March 10, 2015

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1#*	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	F-1	333-202205	10.1	March 12, 2015

4.1.1#	Amendment No. 1 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 20, 2002 (English translation)	F-1	333-202205	10.1.1	March 12, 2015

4.1.2#*	Amendment No. 2 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.1.2	March 12, 2015

4.1.3#	Amendment No. 3 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated February 26, 2008	F-1	333-202205	10.1.3	March 12, 2015

4.1.4#	Amendment No. 4 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013 (English translation)	F-1	333-202205	10.1.4	March 12, 2015

4.2#*	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	F-1	333-202205	10.2	March 12, 2015

4.2.1#*	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.2.1	March 12, 2015

4.2.2#*	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	F-1	333-202205	10.2.2	March 12, 2015

4.2.3#*	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	F-1	333-202205	10.2.3	March 12, 2015

4.2.4#*	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	F-1	333-202205	10.2.4	March 12, 2015

4.3#*	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	F-1	333-202205	10.3	March 12, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.3.1#*	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.3.1	March 12, 2015

4.4#*	Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014	F-1	333-202205	10.4	March 12, 2015

4.5#*	Research, Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated February 17, 2014	F-1	333-202205	10.5	March 12, 2015

4.5.1#*	Amendment to the Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated November 18, 2015	20-F	001-36891	4.5.1	March 21, 2015

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.7#*	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	F-1	333-202205	10.7	March 12, 2015

4.8#	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012 (English translation)	F-1	333-202205	10.8	March 10, 2015

4.8.1#	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013 (English translation)	F-1	333-202205	10.8.1	March 10, 2015

4.8.2#	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013 (English translation)	F-1	333-202205	10.8.2	March 10, 2015

4.9#	Warrant Agreement between Cellectis S.A. and Trout Capital LLC, dated March 24, 2014	F-1	333-202205	10.9	March 10, 2015

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.17†#	2016 Free Share Plan	20-F	001-36891	4.17	March 10, 2015

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

8.1	List of subsidiaries of the registrant				Filed Herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

15.1	Consent of Ernst & Young et Autres				Filed Herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2014, 2015 and 2016:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cellectis S.A.

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. as of December 31, 2016 and 2015, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cellectis S.A. as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cellectis S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated March 22, 2017 expressed an unqualified opinion thereon.

Paris-La Défense, March 22, 2017

/s/ ERNST & YOUNG et Autres

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cellectis S.A.

We have audited Cellectis S.A.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Cellectis S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cellectis S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of consolidated financial position of Cellectis S.A.as of December 31, 2016 and 2015, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2016 and our report dated March 22, 2017 expressed an unqualified opinion thereon.

Paris-La Défense, March 22, 2017

/s/ ERNST & YOUNG et Autres

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2015	December 31, 2016
ASSETS
Non-current assets
Intangible assets	5	956	1,274
Property, plant, and equipment	6	5,043	16,033
Other non-current financial assets		845	656

Total non-current assets		6,844	17,963
Current assets
Inventories and accumulated costs on orders in process	8	158	112
Trade receivables	9.1	6,035	3,441
Subsidies receivables	9.2	9,102	8,276
Other current assets	9.3	4,685	8,414
Current financial assets	10.1	—	34,714
Cash and cash equivalents	10.2	314,238	241,502

Total current assets		334,218	296,459

TOTAL ASSETS		341,062	314,422

LIABILITIES
Shareholders’ equity
Share capital	14.1	1,759	1,767
Premiums related to the share capital	14.1	420,682	473,306
Treasury share reserve	14.4	(184)	(307)
Currency translation adjustment		(1,631)	2,501
Retained earnings		(137,188)	(157,695)
Net income (loss)		(20,544)	(60,776)

Total shareholders’ equity—Group Share		262,894	258,795
Non-controlling interests	14.3	725	1,779

Total shareholders’ equity		263,619	260,574
Non-current liabilities
Non-current financial liabilities	11	66	28
Non-current provisions	17	437	532

Total non-current liabilities		503	560

Current liabilities
Current financial liabilities	11	1,921	1,641
Trade payables		6,611	9,223
Deferred revenues and deferred income	12	54,758	36,931
Current provisions	17	953	563
Other current liabilities	13	12,697	4,930

Total current liabilities		76,940	53,288

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		341,062	314,422

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

€ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2014	2015	2016
Revenues and other income
Revenues	3.1	21,627	50,346	40,491
Other income	3.1	4,826	6,039	10,516

Total revenues and other income		26,453	56,385	51,007

Operating expenses
Royalty expenses	3.2	(3,035)	(2,475)	(1,605)
Research and development expenses	3.2	(14,407)	(52,410)	(70,899)
Selling, general and administrative expenses	3.2	(13,114)	(27,238)	(39,230)
Other operating income		—	1,060	345
Other operating expenses		(1,142)	(3,246)	(434)

Total operating expenses		(31,698)	(84,309)	(111,824)

Operating income (loss)		(5,245)	(27,924)	(60,818)

Financial revenues	3.4	7,622	9,240	6,459
Financial expenses	3.4	(527)	(1,690)	(6,417)

Financial gain (loss)		7,095	7,550	42

Income tax	3.5	—	—	—
Income (loss) from continuing operations		1,850	(20,373)	(60,776)
Income (loss) from discontinued operations	3.3	(2,822)	—	—

Net income (loss)		(972)	(20,373)	(60,776)

Attributable to shareholders of Cellectis		20	(20,544)	(60,776)
Attributable to non-controlling interests		(992)	171	—
Basic / Diluted earnings per share attributable to shareholders of Cellectis	16
Basic earnings from continuing operations per share ( € /share)		0.11	(0.60)	(1.72)
Basic earnings from discontinued operations per share ( € /share)		(0.11)	—	—
Diluted earnings from continuing operations per share ( € /share)		0.11	(0.60)	(1.72)
Diluted earnings from discontinued operations per share ( € /share)		(0.11)	—	—

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

For the year ended December 31

€ in thousands

	For the year ended December 31,
	2014	2015	2016
Net income (loss)	(972)	(20,373)	(60,776)

Actuarial gains and losses	121	(14)	(27)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	121	(14)	(27)

Currency translation adjustment	(1,653)	(921)	4,194

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(1,653)	(921)	4,194

Total Comprehensive income (loss)	(2,504)	(21,308)	(56,609)

Attributable to shareholders of Cellectis	(1,468)	(21,427)	(56,672)
Attributable to non-controlling interests	(1,036)	119	62

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

€ in thousands

		For the year ended December 31,
	Notes	2014	2015	2016
Cash flows from operating activities

Net loss for the period		(972)	(20,373)	(60,776)

Net loss for the period of discontinued operations		(2,822)	—	—
Net (loss) income for the period of continuing operations		1,850	(20,373)	(60,776)
Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		1,372	1,745	1,998
Net loss on disposals		(24)	(10)	58
Net finance expenses (revenue)		(7,095)	(7,550)	(42)
Expenses related to share-based payments		548	30,103	52,974
Provisions		(959)	(251)	(330)
Other non cash items		(303)	—	(1,294)
Interest (paid) / received		305	964	1,531

Operating cash flows before change in working capital		(4,306)	4,628	(5,880)

Decrease (increase) in inventories		97	(23)	45
Decrease (increase) in trade receivables and other current assets		(6,971)	1,143	(901)
Decrease (increase) in subsidies receivables		(2,317)	(612)	(1,014)
(Decrease) increase in trade payables and other current liabilities		1,643	2,669	(3,962)
(Decrease) increase in deferred income		54,326	(4,569)	(17,847)

Change in working capital		46,779	(1,392)	(23,679)

Net cash flows provided by (used in) operating activities of continuing operations		42,473	3,236	(29,559)

Net cash flows provided by (used in) operating activities of discontinued operations		(748)	—	—

Net cash flows provided by (used in) operating activities		41,725	3,236	(29,559)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		38	100	21
Sale (Acquisition) of subsidiaries net of cash disposed of		505	(2,850)	—
Acquisition of intangible assets		(7)	(87)	(305)
Acquisition of property, plant and equipment		(347)	(3,890)	(12,377)
Net change in non-current financial assets		(1,542)	—	158
Sale (Acquisition) of current financial assets		—	(238)	(35,516)

Net cash flows provided by (used in) investing activities of continuing operations		(1,353)	(6,965)	(48,018)

Net cash flows provided by (used in) investing activities		(1,353)	(6,965)	(48,018)

Cash flows from financing activities
Increase in share capital net of transaction costs		58,775	199,299	645
Decrease in borrowings		(1,032)	(564)	(82)
Treasury shares		161	67	(124)
Net cash flows provided by financing activities of continuing operations		57,904	198,802	438

Net cash flows provided by (used in) financing activities		57,904	198,802	438

(Decrease) increase in cash		98,276	195,073	(77,139)

Cash and cash equivalents at the beginning of the year		7,559	112,347	314,238
Effect of exchange rate changes on cash		6,511	6,818	4,403

Cash from continuing operations		112,347	314,238	241,502

Cash and cash equivalents at the end of the period	11	112,347	314,238	241,502

We present our consolidated statements of cash flows using the indirect method. The statements of consolidated cash flows have been prepared using flows of continuing operations. Net operating, investing and financing cash flows from discontinued operations are related to Cellectis AB.

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

€ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums	Treasury shares	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2014		21,082,320	1,054	133,908	(412)	828	(77,236)	(55,402)	2,740	(223)	2,517
Net Loss		—	—	—	—	—	—	20	20	(992)	(972)
Other comprehensive income (loss)		—	—	—		(1,590)	102		(1,488)	(44)	(1,532)

Total comprehensive income (loss)		—	—	—	—	(1,590)	102	20	(1,468)	(1,036)	(2,504)
Allocation of prior period loss		—	—	—	—	—	(55,402)	55,402	—	—	—
Capital Increase	14.1	6,869,047	343	45,086	—	—	—	—	45,429		45,429
Treasury shares	14.4	—	—	—	161	—	—	—	161	—	161
Exercise of share warrants and employee warrants	14.2	1,495,354	75	13,301	—	—	—	—	13,376	—	13,376
Non-cash stock-based compensation expense	15	—	—	548	—	—	—	—	548	—	548

As of December 31, 2014		29,446,721	1,472	192,842	(251)	(762)	(132,536)	20	60,786	(1,259)	59,527

As of January 1, 2015		29,446,721	1,472	192,842	(251)	(762)	(132,536)	20	60,786	(1,259)	59,527
Net Loss		—	—	—	—	—	—	(20,544)	(20,544)	171	(20,373)
Other comprehensive income (loss)		—	—	—	—	(869)	(14)		(883)	(51)	(935)

Total comprehensive income (loss)		—	—	—	—	(869)	(14)	(20,544)	(21,427)	119	(21,308)
Allocation of prior period loss		—	—	—	—	—	20	(20)	—	—	—
Capital Increase	14.1	5,500,000	275	194,382	—	—	(3)	—	194,655	—	194,655
Purchase of non-controlling interests	14.3	—	—	—	—	—	(4,653)	—	(4,653)	1,153	(3,500)
Treasury shares	14.4	—	—	—	67	—	—	—	67	—	67
Exercise of share warrants and employee warrants	14.2	231,893	12	4,066	—	—	(3)	—	4,075	—	4,075
Non-cash stock-based compensation expense	15	—	—	29,392	—	—	—	—	29,392	711	30,103

As of December 31, 2015		35,178,614	1,759	420,682	(184)	(1,632)	(137,188)	(20,544)	262,894	725	263,619

As of January 1, 2016		35,178,614	1,759	420,682	(184)	(1,632)	(137,188)	(20,544)	262,894	725	263,619
Net Loss			—	—	—	—	—	(60,776)	(60,776)	—	(60,776)
Other comprehensive income (loss)			—	—	—	4,132	(27)	—	4,104	62	4,167

Total comprehensive income (loss)				—	—	4,132	(27)	(60,776)	(56,672)	62	(56,609)
Allocation of prior period loss		—	—	—	—	—	(20,544)	20,544	—	—	—
Treasury shares	14.4	—	—	—	(124)	—	—	—	(124)	—	(124)
Exercise of share warrants and employee warrants	14.2	156,446	8	642	—	—	(5)	—	645	—	645
Non-cash stock-based compensation expense	15	—	—	51,982	—	—	—	—	51,982	992	52,974
Other movements		—	—	—	—	—	69	—	69	—	69

As of December 31, 2016		35,335,060	1,767	473,306	(307)	2,500	(157,695)	(60,776)	258,794	1,779	260,574

The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 2016

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

Note 2. Accounting principles

2.1 Basis for preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2016 were approved by our Board of Directors on March 6, 2017.

Our Consolidated Financial Statements are presented in euros, which is the functional currency of Cellectis S.A., the parent company.

All financial information (unless indicated otherwise) is presented in thousands of euros.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), whose application is mandatory for the year ended December 31, 2014, 2015 and 2016.

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

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2016 but had no significant impact on the Interim Consolidated Financial Statements:

•	The Annual Improvements to IFRSs for the 2012-2014 Cycle.

•	Disclosure Initiative (Amendments to IAS1)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2017. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	IFRS 9 Financial Instruments (applicable for periods beginning after January 1, 2018)

•	Amendments to IAS 7 “Statement of Cash Flows” (applicable for periods beginning after January 1, 2017)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cellectis began its IFRS 15 implementation project with a diagnostic phase. The different categories of contracts with customers of Cellectis are currently being finalized on the following issues:

•	Collaboration agreements

•	Licensing agreements;

Cellectis will apply IFRS 15 with effect from January 1, 2018.

In January 2016, the IASB issued IFRS 16 (Leases), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use).

The accounting policies and measurement principles adopted for the financial statements as of and for the year ended December 31, 2014, 2015 and 2016 are the same.

2.2 Basis of consolidation

Accounting policy

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

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full consolidation.

Consolidated entities and non-controlling interests

As at December 31, 2015 and for the year ended December 31, 2016, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

Cellectis, Inc. and Calyxt, Inc. are fully owned by Cellectis S.A.

Our 2015 Consolidated Financial Statements include the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch S.A.S. and Ectycell S.A.S. ; our three U.S. subsidiaries, Calyxt, Inc., Cellectis, Inc. and Cellectis Bioresearch Inc. Non-controlling shareholders held a 24.5% interest in Cellectis Bioresearch S.A.S., Cellectis Bioresearch Inc. and Ectycell S.A.S. until May 18, 2015.

The following internal reorganization was completed in 2015:

•	Ectycell S.A.S. was merged into, and absorbed by Cellectis Bioresearch S.A.S. in August 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch S.A.S. was merged into, and absorbed by, Cellectis S.A in December 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch Inc. was merged into Cellectis Inc. in September 2015.

Our 2014 annual Consolidated Financial Statements included the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch S.A.S. and Ectycell S.A.S. ; our two U.S. subsidiaries, Calyxt Inc. (previously Cellectis Plant Sciences Inc.) and Cellectis Bioresearch Inc.; and our former Swedish subsidiary, Cellectis AB.

Non-controlling shareholders hold a 24.5% interest in Cellectis Bioresearch S.A.S. , Cellectis Bioresearch Inc. and Ectycell S.A.S. as of December 31, 2014 (see Note 14.3). From May 18, 2015, Cellectis S.A. hold 100% interest in Cellectis Bioresearch S.A.S.

2.3 Foreign currency

Foreign currency transactions and balances

Significant transactions in foreign currencies are translated into the respective functional currencies at the exchange rates effective at the transaction dates, otherwise the average rate of the previous month is used for non-significant transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate effective at the closing date.

The resulting exchange gains or losses are recorded in the statements of consolidated operations in financial gain (loss).

Foreign currency translation

The assets and liabilities of foreign operations having a functional currency different from the euro are translated into euros at the closing exchange rate. The income and expenses of foreign operations are translated into euros using the average exchange rate for the reporting period.

Gains and losses arising from currency translation are recognized in other comprehensive loss. When a foreign operation is partly or fully divested, the associated share of gains and losses recognized in the currency translation reserve is transferred to the statement of consolidated operations.

For the year ended December 31, 2016, effect of exchange rate translation in the consolidated comprehensive income is mainly related to the translation of foreign subsidiaries cash denominated in US dollars into Euros at the closing rate of the period and amounts €4.2 million. It is mostly explained by the transfer of $69.9 million from Cellectis S.A. to Cellectis Inc. during the first quarter of 2016.

2.4 Use of estimates and assumptions

The preparation of these consolidated financial statements requires entity’s management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Actual amounts may differ from those estimates.

The Group’s exposure to risks and uncertainties is disclosed in a specific note: Financial instruments risk management and policies Note 7.3.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the closing date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

•	Revenue recognition – Note 3.1

•	Share-based payments – Note 15

•	Provisions for risks and charges – Note 17

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Accounting policies

Collaboration agreements and licenses

We enter into research and development collaboration agreements that may consist of non-refundable upfront payments, payments for the sale of rights to technology, milestone payments, royalties and research and development cost reimbursements. In addition, we license our technology to third parties, which may be part of the research and development collaboration agreements.

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

Research and development costs reimbursements are recognized with respect to the policy described in section “Sales of products and services” below.

Revenues from technology licenses are recognized ratably over the period of the license agreements.

Sales of products and services

Revenues on sales of products and services are recognized when significant risks and rewards of ownership have been transferred to the customer. We also offer research services, which are recognized as revenues when the services are rendered, either on a time and materials basis, or ratably over the contract period for fixed payment arrangements.

Research Tax Credit

The main Research Tax Credit that we benefit is the Crédit d’Impôt Recherche, or “CIR”, which is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred, as well as in the next three years. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three-year period, the difference is repaid in cash to the entity by the authorities. If a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, immediate payment of the Research Tax Credit can be requested. Cellectis S.A. and its French subsidiaries, when they existed, meet such criteria.

We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities. When tax authorities payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
From France	20,146	50,303	40,130
From USA	1,481	44	361

Revenues	21,627	50,346	40,491

Research tax credit	3,330	5,039	9,071
Subsidies and other	1,496	1,000	1,445

Other income	4,826	6,039	10,516

Total revenues and other income	26,453	56,385	51,007

For the year ended December 31, 2016 and 2015, the revenue from France was generated by Cellectis S.A.. For the year ended December 31, 2014, the revenue from France was generated by Cellectis S.A., Cellectis BioResearch S.A.S. and Ectycell S.A.S.

For the year ended December 31, 2016 and 2015, the revenue from USA was generated by Calyxt Inc.. For the year ended December 31, 2014, the revenue from USA was generated by both Calyxt Inc. and Cellectis BioResearch Inc.

Revenues by nature

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Upfronts	4,787	21,507	18,847
Other revenues	7,092	26,781	19,009

Collaboration agreements	11,879	48,288	37,856

Licenses	8,587	2,015	2,504
Products & services	1,161	43	131

Total revenues	21,627	50,346	40,491

Revenues are primarily generated by therapeutics activities, which is mainly attributable to our entering into two major collaboration agreements signed with Pfizer Inc. and Les Laboratoires Servier during 2014. The revenue of plants activities are generated by technology licenses and amounted to €1.1 million, €44 thousand and €0.5 million for years ended December 31, 2014, 2015 and 2016, respectively.

3.2 Operating expenses

Accounting policies

Royalty expenses corresponds to costs from license agreements that we entered to obtain access to technology that we use in our product development efforts. Depending on the contractual provisions, expenses are based either on a percentage of revenue generated by using the patents or on fixed annual royalties.

Research and development expenses include employee-related costs, laboratory consumables, materials supplies and facility costs, as well as fees paid to non-employees and entities to conduct research and development activities on our behalf. They also include expenses associated with obtaining patents. The manufacturing of product candidates is recorded depending on the use of the material. If products are not intended to be used in clinical studies, we recognize the expense when the product is delivered. If they are intended to be used for clinical studies, the expense is recognized when the certificate of compliance is obtained.

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resource functions. Administrative expenses also include facility-related costs and service fees, other professional services, recruiting fees and expenses associated with maintaining patents.

Since 2015, we classify a portion of personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in R&D expenses based on the time that each employee or personnspent contributing to R&D activities versus sales, general and administrative activities.

Details of operating expenses by nature

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Royalty expenses	(3,035)	(2,475)	(1,605)

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Research and development expenses
Wages	(6,289)	(9,148)	(10,775)
Social charges on stock option and free shares grants	(26)	(7,774)	(3,480)
Non-cash stock-based compensation expense	(77)	(18,532)	(30,008)

Personnel expenses	(6,392)	(35,455)	(44,263)

Purchases and external expenses	(6,834)	(15,249)	(25,050)
Other	(1,181)	(1,706)	(1,587)

Total research and development expenses	(14,407)	(52,410)	(70,899)

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Selling, general and administrative expenses
Wages	(4,853)	(3,568)	(4,498)
Social charges on stock option and free shares grants	(159)	(4,450)	(2,828)
Non-cash stock-based compensation expense	(471)	(11,570)	(22,967)

Personnel expenses	(5,483)	(19,588)	(30,293)

Purchases and external expenses	(5,401)	(6,097)	(8,001)
Other	(2,230)	(1,553)	(936)

Total selling, general and administrative expenses	(13,114)	(27,238)	(39,230)

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Personnel expenses
Wages and salaries	(11,142)	(12,716)	(15,273)
Social charges on stock option and free shares grants	(185)	(12,224)	(6,309)
Non-cash stock-based compensation expense	(548)	(30,103)	(52,974)

Total personnel expenses	(11,875)	(55,043)	(74,556)

3.3 Discontinued operations

Accounting policies

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

Detail of discontinued operations

Cellectis AB was sold in August 2014. The following data shows the revenues, the losses and the impairment of related to this discontinued operations.

Year Ended December 31,
2014
Total revenues and other income from discontinued operations	2,057
Loss from the activities of discontinued operations	(727)
Impairment of goodwill	—
Loss on the disposal of Cellectis AB	(2,095)

Loss from discontinued operations	(2,822)

Included in loss on disposal of Cellectis AB is €(1,096) thousand related to impairment of goodwill and €608 thousand relating to the recycling of the currency translation adjustment from the comprehensive income.

As of December 31, 2014, the statement of financial position of discontinued operation was null.

3.4 Financial revenues and expenses

Accounting principles

Financial income and financial expense include, in particular, the following:

•	Interest income from savings account and fixed term bank deposits;

•	Interest expense from financial leases;

•	Foreign exchange gain (loss) from transaction in foreign currencies;

•	Other financial income and expenses, mainly derived from fair value adjustment related to our financial assets and derivative instruments.

Details of financial income and expenses

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Interest income	316	986	1,471
Foreign exchange gain	7,143	8,196	4,366
Other financial revenues	163	59	622
Total financial revenues	7,622	9,240	6,459

Interest expenses	(113)	(1)	—
Interest expenses for finance lease	(48)	(20)	(6)
Foreign exchange loss	(113)	(1,664)	(3,796)
Other financial expenses	(253)	(6)	(2,616)
Total financial expenses	(527)	(1,690)	(6,417)

Total	7,095	7,550	42

The decrease in financial income and expenses between 2016 and 2015 of €7.5 million was mainly attributable to the decrease in net foreign exchange gain (€5.9 million), the increase in other financial expenses driven by €1.6 million foreign exchange derivatives fair value expense, and €0.9 million current financial assets fair value adjustments, partly offset by an increase in interest income (€0.5 million).

3.5 Income tax

Accounting policies

Income tax (expense or income) comprises current tax expense (income) and deferred tax expense (income).

Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of assets and liabilities. Tax losses that can be carried forward or backward may also be recognized as deferred tax assets. Tax rates that have been enacted as of the closing date are utilized to determine deferred tax. Deferred tax assets are recognized only to the extent that it is likely that future profits will be sufficient to recover them. We have not recorded deferred tax assets or liabilities in the statements of financial position.

Tax proof

	For the year ended December 31,
	2014	2015	2016
	€ in thousands
Income (loss) before taxes from continuing operations	1,850	(20,373)	(60,776)
Theoretical group tax rate	34.43%	34.43%	34.43%

Theoretical tax benefit (expense)	(637)	7,014	20,925

Increase/decrease in tax benefit arising from:
Permanent differences	2,433	5,792	112
Research tax credit	1,146	1,736	2,785
Non-cash stock-based compensation expense	(189)	(10,364)	(18,239)
Non recognition of deferred tax assets related to tax losses and temporary differences	(2,755)	(4,170)	(5,565)
Impairment of assets	(9)	—	—
Other differences	11	(8)	(18)

Effective tax expense	—	—	—

Effective tax rate	0.00%	0.00%	0.00%

Deferred tax assets and liabilities

	As of December 31,
	2014	2015	2016
	€ in thousands
Credits and net operating loss carryforwards	21,158	34,646	39,830
Pension commitments	56	150	183
Leases	(77)	(116)	(51)
Conditional advances	(27)	—	—
Impairment of assets	71	15	13
Other	119	260	848
Valuation allowance on deferred tax assets	(21,300)	(34,956)	(40,823)

Total	—	—	—

As of December 31, 2016, we have tax loss carryforwards for our French entity of the Group totaling €28.5 million versus €27.3 million as of December 31, 2015 and €19.9 million as of December 31, 2014. Such carryforwards can be offset against future taxable profit within a limit of €1.0 million per year, plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The tax loss carry forwards for our U.S. entities of the Group totaled €10.7 million as of December 31, 2016 versus €6.8 million as of December 31, 2015 and €1.3 million as of December 31, 2014.

3.6 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President and Chief Operating Officer;

•	The Executive Vice President Corporate Development;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel; and

•	The Chief Executive Officer of Calyxt, Inc.

Since January 1st, 2017, the Chief Medical Officer and the Chief Regulatory & Compliance Officer have joined the CODM.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on applying our gene-editing technologies to develop new-generation plant products in the field of agricultural biotechnology through our own efforts or through alliances with other companies in the agricultural market. It corresponds to the activity of our U.S.-based subsidiary, Calyxt, Inc., which is based in New Brighton, Minnesota.

Following the sale of the entity Cellectis AB in August 2014, the Tools and Services segment is managed as a discontinued activity, and the segment information has been retrospectively restated to present two operating and reporting segments: Therapeutics (which includes “Tools and Services” activities through the date of disposal of Cellectis AB) and Plants.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. to its subsidiaries and allocation of research and development expenses to the reportable segments.

These inter-segment transactions are generally priced based on provisions of service agreements signed between our legal entities, according to which services are to be allocated at cost for external expenses, or at cost plus a mark-up of between 4% and 10%, depending on the nature of the service. According to a cash pooling agreement with our subsidiaries, interest is allocated/paid to segments at 12-month Euribor plus 5%.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

In our notes to Consolidated Financial Statements for the year ended 2015, we allocated the share-based compensation in the segment related to the employee that benefited from such compensation. Since 2016, we allocate the share-based compensation to the share-related entity, considering that the share-based compensation is a compensation linked to the involvement in an entity performance. In practice, all the share-based compensation which are based on Cellectis S.A. shares will be charged in the Therapeutics segment, even if some Calyxt employees are included in a stock-option plan. In this note, 2015 figures take into account this change (€610 thousand of R&D expenses and €14 thousand of SG&A expenses reclassified from the Plants segment to the Therapeutics segment) and disclose comparable amounts. It was not applicable for 2014 figures.

Details of key performance indicators by reportable segment

	2014			2015			2016
€ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	1,156	27,564	28,720	44	57,141	57,185	647	53,730	54,376
Inter-segment revenues	(91)	(1,171)	(1,262)	—	(800)	(800)	(118)	(3,252)	(3,370)
Revenues with Cellectis AB (discontinued operations)	—	(1,005)	(1,005)	—	—	—	—	—	—

External revenues and other income	1,065	25,388	26,453	44	56,341	56,385	529	50,477	51,007

Research and development expenses	(922)	(13,485)	(14,407)	(2,590)	(49,820)	(52,410)	(3,716)	(67,183)	(70,899)
Selling, general and administrative expenses	(822)	(12,292)	(13,114)	(1,652)	(25,586)	(27,238)	(4,346)	(34,885)	(39,230)
Royalties and other operating income and expenses	(269)	(3,908)	(4,177)	(245)	(4,416)	(4,660)	(428)	(1,267)	(1,695)

Total operating expenses	(2,013)	(29,685)	(31,698)	(5,112)	(79,197)	(84,309)	(8,490)	(103,334)	(111,824)

Operating income (loss) before tax	(948)	(4,297)	(5,245)	(5,068)	(22,856)	(27,924)	(7,961)	(52,857)	(60,818)

Financial gain (loss)	148	6,947	7,095	233	7,317	7,550	79	(37)	42

Net income (loss) from continuing operations	(800)	2,650	1,850	(4,835)	(15,539)	(20,373)	(7,882)	(52,894)	(60,776)

Net income (loss) from discontinued operations	—	(2,822)	(2,822)	—	—	—	—	—	—
Non-controlling interests	—	992	992	—	(171)	(171)	—	—	—

Net income (loss) attributable to shareholders of Cellectis	(800)	820	20	(4,835)	(15,710)	(20,544)	(7,882)	(52,894)	(60,776)

Adjustment of non-cash stock-based compensation expense	—	548	548	846	29,257	30,103	992	51,982	52,974

Adjusted net income (loss) attributable to shareholders of Cellectis	(800)	1,368	568	(3,989)	13,547	9,559	(6,890)	(912)	(7,802)

Depreciation and amortization	(74)	(1,298)	(1,372)	(89)	(1,657)	(1,745)	(312)	(1,686)	(1,998)
Additions to tangible and intangible assets	134	221	354	474	3,502	3,977	9,407	3,762	13,169

Entity-wide disclosures:

Revenues from external customers by products and services and by country of origin for fiscal years 2014, 2015 and 2016 are given in Note 3.1.

In 2016, two clients represent more than 10% of the total revenue: Client A with 37% and Client B with 57%.

In 2015, two clients represent more than 10% of the total revenue: Client A with 49% and Client B with 47%.

In 2014, three clients represent more than 10% of the total revenue from continuing operations: Client B with 42.7%, Client C with 19.4% and Client A with 14.2%.

Note 4. Impairment tests

Accounting policy

Amortizable intangible assets and depreciable tangible assets are tested for impairment when there is an indicator of impairment. Goodwill is tested for impairment at least once a year. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

Results of impairment test

The remaining goodwill of Cellectis AB was written off in 2014 based on its final sale price. We did not identify indicators that any intangible or tangible asset was impaired at the end of December 31, 2014.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of December 31, 2015 and 2016.

Note 5. Intangible assets

Accounting policy

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

Other intangible assets

The other intangible assets we acquired with definite useful lives are recognized at cost less accumulated amortization and impairment. Amortization expense is recorded on a straight-line basis over the estimated useful lives of the intangible assets, in the line Research and Development expenses or Selling, general and administrative expenses of the Statement of Consolidated Operations, depending on the use of the related asset.

The estimated useful lives are as follows:

•	Software: from 1 year to 3 years;

•	Patents: amortized from acquisition on the period ending when legal protection expires, maximum of 20 years.

Details of intangible assets

	Goodwill	Licences and Patents	Other intangible assets	Assets under construction	Total
	€ in thousands
Net book value as of January 1, 2014	1,096	1,154	2,377	—	4,627

Change in scope	(1,059)	—	(2,152)	—	(3,211)
Additions to intangible assets	—	11	—	—	11
Amortization expense	—	(139)	(148)	—	(287)
Translation adjustments	(37)	—	(77)	—	(114)

Net book value as of December 31, 2014	—	1,026	—	—	1,026
Gross value at end of period	—	1,928	—	—	1,928
Accumulated depreciation and impairment at end of period	—	(902)	—	—	(902)
Net book value as of January 1, 2015	—	1,026	—	—	1,026

Additions to intangible assets	—	87	—	—	87
Amortization expense	—	(157)	—	—	(157)

Net book value as of December 31, 2015	—	956	—	—	956
Gross value at end of period	—	2,015	—	—	2,015
Accumulated depreciation and impairment at end of period	—	(1,059)	—	—	(1,059)
Net book value as of January 1, 2016	—	956	—	—	956

Additions to intangible assets	—	192	—	397	589
Disposal of intangible assets	—	(67)	—	—	(67)
Amortization expense	—	(205)	—	—	(205)

Net book value as of December 31, 2016	—	877	—	397	1,274
Gross value at end of period	—	2,140	—	397	2,537
Accumulated depreciation and impairment at end of period	—	(1,263)	—	—	(1,263)

The column ‘Change in scope’ corresponds to the removal of entity Cellectis AB from the scope of consolidation following its sale in August 2014.

Intangible assets mainly consist of electroporation technology patents acquired in 2011. The 2016 addition in intangible assets under construction corresponds to the internal development of existing technology.

Note 6. Property, plant and equipment

Accounting policy

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

The estimated useful lives are as follows:

• Buildings and other outside improvements	10-20 years
• Leasehold improvements	5-10 years
• Office furniture	10 years
• Laboratory equipment	3-10 years
• Office equipment	5 years
• IT equipment	3 years

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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	€ in thousands
Net book value as of January 1, 2014	1,563	2,244	62	—	3,869

Change in scope	—	(325)	—	—	(325)
Additions to tangible assets	—	337	7	—	344
Disposal of tangible assets	—	(7)	—	—	(7)
Depreciation expense	(397)	(879)	(28)	—	(1,304)
Translation adjustments	—	33	—	—	33

Net book value as of December 31, 2014	1,166	1,403	41	—	2,610

Gross value at end of period	2,381	8,552	418	—	11,351
Accumulated depreciation and impairment at end of period	(1,215)	(7,150)	(377)	—	(8,742)
Net book value as of January 1, 2015	1,166	1,403	41	—	2,610

Additions to tangible assets	1,331	2,242	298	168	4,038
Disposal of tangible assets	—	(106)	—	—	(106)
Depreciation expense	(614)	(922)	(52)	—	(1,587)
Reclassification		(17)	18	—	1
Translation adjustments	20	61	7	—	88

Net book value as of December 31, 2015	1,903	2,661	312	168	5,043

Gross value at end of period	3,734	10,734	768	168	15,403
Accumulated depreciation and impairment at end of period	(1,831)	(8,074)	(456)	—	(10,361)
Net book value as of January 1, 2016	1,903	2,661	312	168	5,043

Additions to tangible assets	10,089	973	508	815	12,384
Disposal of tangible assets	—	(2)	(1)	(165)	(168)
Reclassification	—	2	(2)	—	—
Depreciation expense	(670)	(973)	(151)	—	(1,794)
Translation adjustments	476	52	6	34	569

Net book value as of December 31, 2016	11,798	2,712	671	852	16,033

Gross value at end of period	14,311	10,088	1,047	852	26,299
Accumulated depreciation and impairment at end of period	(2,513)	(7,376)	(376)	—	(10,266)

The column ‘Change in scope’ corresponds to the removal of Cellectis AB from the scope of consolidation following its sale in August 2014.

No assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment, except for assets recognized under finance lease agreements.

For the year ended December 31, 2016, additions to tangible assets include the purchase by Calyxt, Inc. of a 10-acre parcel of land in Roseville, Minnesota for $5.6 million and the construction of greenhouses on this land for $4.3 million. In addition we made investments in R&D equipment in both the United States and France. The addition in tangible assets under construction corresponds to expenses linked with the Montvale facility, which is in progress at the closing date.

Details of finance lease

	As of December 31,
	2015	2016
	€ in thousands
Gross value	5,377	3,957
Accumulated depreciation	(4,893)	(3,744)

Net	484	213

The finance leases relate mainly to laboratory equipment and IT equipment.

Note 7. Financial assets and liabilities

7.1 Accounting principles

Financial assets

Non-current financial assets are recorded at the amortized cost and correspond to security deposits mainly relating to our facilities rents.

Current financial assets correspond to investments and are recorded at fair value through profit and loss, which is the nominal value of the investment adjusted with the daily mark-to-market value.

Trade and other receivables are recorded at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. A valuation allowance for trade and other receivables is recognized if their recoverable amount is less than their carrying amount.

Receivables are classified as current assets, except for those with a maturity exceeding 12 months after the reporting date.

Government grants to Cellectis related to research and development expenses for research programs are recognized as subsidies receivables in the period in which the expenses subject to the subsidy have been incurred, provided there is a reasonable assurance that we will comply with conditions attached to the subsidy and that the subsidy will be received.

Financial liabilities

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

Liabilities for short term employee benefit are included in financial liabilities. They are recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

7.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Accounting category		Book value on the statement of financial position	Fair Value
2015	Fair value through profit and loss	Amortized cost
		€ in thousands
Financial assets
Non-current financial assets	—	845	845	845
Trade receivables	—	6,035	6,035	6,035
Subsidies receivables	—	9,102	9,102	9,102
Cash and cash equivalents	314,238	—	314,238	314,238

Total financial assets	314,238	15,982	330,219	330,219

Financial liabilities
Non-current financial liabilities	—	66	66	66
Current financial liabilities	—	1,921	1,921	1,921
Trade payables	—	6,611	6,611	6,611
Other current liabilities	—	12,697	12,697	12,697

Total financial liabilities	—	21,295	21,295	21,295

	Accounting category		Book value on the statement of financial position	Fair Value
2016	Fair value through profit and loss	Amortized cost
		€ in thousands
Financial assets
Non-current financial assets	—	656	656	656
Trade receivables	—	3,441	3,441	3,441
Subsidies receivables	—	8,276	8,276	8,276
Current financial assets	34,714	—	34,714	34,714
Cash and cash equivalents	241,502	—	241,502	241,502

Total financial assets	276,216	12,372	288,588	288,588

Financial liabilities
Non-current financial liabilities	—	28	28	28
Current financial liabilities	1,605	36	1,641	1,641
Trade payables	—	9,223	9,223	9,223
Other current liabilities	—	4,930	4,930	4,930

Total financial liabilities	1,605	14,217	15,822	15,822

7.3. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign exchange risk

A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (primarily our agreement signed with Pfizer Inc. (“Pfizer”).

As of December 31, 2015, 17% of our cash and cash equivalents were denominated in euros. As of December 31, 2016, 64% of our cash and cash equivalents were denominated in US dollars and 69% of our current financial assets and cash and cash equivalents were denominated in US dollars.

As of December 31, 2016, we held the following derivative financial instruments, denominated in US dollars:

2016	Notional	Fair Value	Maturity
USD forward sale contracts	42,430	(1,605)	2017 to 2018
USD forward purchase contracts	—	—

Total derivative financial instruments		(1,605)

of which :
Derivative financial assets		—
Derivative financial liabilities		(1,605)

We do not apply hedge accounting to these instruments.

Liquidity risk

Our financial debt consists of finance lease liabilities (€64 thousand as of December 31, 2016).

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2016, we held €241.5 million in cash and cash equivalents.

Interest rate risk

As of December 31, 2015, we were only liable for governmental conditional advances with either no interest or interest at a fixed, generally below market rate. Consequently, we were not significantly exposed to fluctuations in interest rates for our liabilities. These governmental conditional advances have been settled during the year 2016.

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

Note 8. Inventories

Accounting policy

Inventories are measured at the lower of cost and net realizable value. Cost is determined using the first in first out method.

Description of inventories

They consist of €112 thousands in raw materials and laboratory consumables (representing pharmaceutical and chemical products). No provision for impairment has been recorded as of December 31, 2015 and 2016.

Note 9. Trade receivables and other current assets

Accounting policies on trade receivables and other current assets are described in Note 7.1.

9.1 Trade receivables

	As of December 31,
	2015	2016
	€ in thousands
Trade receivables	6,266	3,713
Valuation allowance	(231)	(273)

Total net value of trade receivables	6,035	3,441

All trade receivables have payment terms of less than one year.

9.2 Subsidies receivables

	As of December 31,
	2015	2016
	€ in thousands
Research tax credit	8,227	7,959
Other subsidies	1,981	1,423
Valuation allowance for other subsidies	(1,106)	(1,106)

Total	9,102	8,276

Research tax credit as at December 31, 2015 includes €3.1 million related to the 2014 research tax credits and €5.1 million related to the 2015 research tax credits.

Research tax credit receivables as of December 31, 2016 include the accrual for a French research tax credit related to 2016 for €7.2 million and the remaining amount relates to tax credits in the United States.

The valuation allowance for other subsidies corresponds to the CellMill grant, which was fully reserved in 2014.

9.3 Other current assets

	As of December 31,
	2015	2016
VAT receivables	461	1,523
Prepaid expenses and other prepayments	3,778	6,277
Other current assets	446	615

Total	4,685	8,414

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During 2016, we prepaid certain manufacturing costs related to our products UCART123 and UCART CS1 of which delivery is expected in the coming years.

Note 10. Current financial assets and Cash and cash equivalents

As of December 31, 2015	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands
Current financial assets	—	—	—
Cash and cash equivalents	314,238	—	314,238

Current financial assets and cash and cash equivalents	314,238	—	314,238

As of December 31, 2016	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands
Current financial assets	34,714	—	34,714
Cash and cash equivalents	241,502	—	241,502

Current financial assets and cash and cash equivalents	276,216	—	276,216

10.1 Current financial assets

Accounting policies

Current financial assets that are measured at fair value through profit or loss in accordance with IAS 39 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships.

IFRS 13 (Fair Value Measurement) requires counterparty and own credit risk to be taken into account when measuring the fair value of financial instruments. This risk is estimated on the basis of observable, publicly-available statistical data.

Details of current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

•	Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index. Their nominal value amount to $37.5 million (€35.6 million) and their fair value amount to €34.7 million.

As of December 31, 2016, there is no instrument classified under level 2.

10.2 Cash and cash equivalents

Accounting policy

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

Details of cash and cash equivalents

	As of December 31,
	2015	2016
	€ in thousands
Cash and bank accounts	283,877	210,690
Money market funds	11,361	11,812
Fixed bank deposits	19,000	19,000

Total cash and cash equivalents	314,238	241,502

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 11. Financial liabilities

11.1 Detail of financial liabilities

	As of December 31,
	2015	2016
Finance leases	64	28
Other	2	—

Total non-current financial liabilities	66	28

Conditional advances	1,839	—
Finance leases	82	36
Derivative instruments	—	1,605

Total current financial liabilities	1,921	1,641

Trade payables	6,611	9,223
Other current liabilities	12,697	4,930

Total Financial liabilities	21,295	15,822

Conditional advances were payments made to Cellectis by Bpifrance (formerly named OSEO Innovation) to co-finance research programs.

Derivative instruments consist of fair value of zero premium collar instruments and accumulators (note 7.3. Financial risks management).

11.2 Due dates of the financial liabilities

Balance as of December 31, 2015	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Conditional advances	1,839	1,839	—	—
Finance leases	146	82	64	—
Other	2	—	2	—

Financial liabilities	1,986	1,921	66	—

Trade payables	6,611	6,611	—	—
Other current liabilities	12,697	12,697	—	—

Total financial liabilities	21,295	21,229	66	—

Balance as of December 31, 2016	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Conditional advances	—	—	—	—
Finance leases	64	36	28	—
Derivative instruments	1,605	1,605	—	—

Financial liabilities	1,669	1,641	28	—

Trade payables	9,223	9,223	—	—
Other current liabilities	4,930	4,930	—

Total financial liabilities	15,822	15,794	28	—

11.3 Conditional advances

Accounting policy

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

Details of conditional advances

	OSEO A0609014Q	OSEO ACTIVE	OSEO I1107018W	OSEO I1010001W	TOTAL
	€ in thousands
Opening Balance as of January 1, 2015	150	1,524	746	944	3,364
+ receipts	—	—	—	—	—
- repayments	(150)	—	(746)	—	(896)
Reallocation	—	(528)	—	(101)	(629)

Balance as of December 31, 2015	—	996	—	843	1,839

Of which:
Non-current portion	—	—	—	—	—
Current portion	—	996	—	843	1,839
Opening Balance as of January 1, 2016	—	996	—	843	1,839
+ receipts		—	—	—	—
- repayments	—	(500)	—	—	(500)
Reallocation	—	(496)	—	(843)	(1,339)

Balance as of December 31, 2016	—	—	—	—	—

OSEO ACTIVE

In 2016, following the settlement closing the research program, a portion has been reclassified in Other revenue, and another portion has been reimbursed.

OSEO PRINICPS

In 2016, following the settlement closing the research program, the conditional advance has been reclassified in other revenue.

Note 12. Other current liabilities

	As of December 31,
	2015	2016
	€ in thousands
VAT Payables	6,314	182
Accruals for personnel related expenses	3,958	3,928
Other	2,425	819

Total	12,697	4,930

As of December 31, 2015, VAT payables were mainly due to invoicing to Les Laboratoires Servier related collaboration programs.

For both years, accruals for personnel are related to annual bonuses, vacations accruals and social expenses on redundancy plans.

As of December 31, 2015 and 2016, “Other” include subsidies liabilities for €1.8 million and €0.5 million, respectively. The decrease is mainly due to reimbursements to BpiFrance during 2016.

Note 13. Deferred revenues and deferred income

Accounting policies

As disclosed in Note 3, non-refundable upfront payments are deferred and recognized as revenue over the period of the collaboration agreement.

Details of deferred revenues and differed income

	As of December 31,
	2015	2016
	€ in thousands
Deferred revenues	54,422	36,778
Lease incentive	336	153

Total Deferred revenue and deferred income	54,758	36,931

Deferred revenues

Since 2014, most of the deferred revenues corresponds to upfront payments for the collaboration agreements with Les Laboratoires Servier and Pfizer Inc.

Lease incentive

In November 2011, when we entered into an operating lease agreement for our headquarters in Paris (BioPark), we received a lease incentive of €1.1 million from the lessor, which is deferred and amortized over 6 years lease term. This amount is booked as a reduction in operating lease expenses.

Note 14. Capital

14.1 Share capital issued

Accounting policy

Share capital comprises ordinary shares and shares with double voting rights classified in equity. Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in equity. Repurchased own shares are classified as treasury shares and deducted from equity.

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2014	1,054	133,908	21,082,320	0.05
Capital increase by issuance of common shares	200	19,446	4,000,000	—
Capital increase by issuance of ordinary shares (Pfizer)	139	25,640	2,786,924	—
Capital increase by issuance of ordinary shares (BSA & Free shares)	79	13,301	1,577,477	—
Share based compensation	—	548	—	—

Balance as of December 31, 2014	1,472	192,842	29,446,721	0.05

Balance as of January 1, 2015	1,472	192,842	29,446,721	0.05
Capital increase by issuance of common shares (IPO Nasdaq)	275	194,382	5,500,000	—
Capital increase by issuance of ordinary shares (BSA & Free shares)	12	4,066	231,893	—
Non-cash stock-based compensation expense	—	29,392	—	—

Balance as of December 31, 2015	1,759	420,682	35,178,614	0.05

Balance as of January 1, 2016	1,759	420,682	35,178,614	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	8	642	156,446	—
Non-cash stock-based compensation expense	—	51,982	—	—

Balance as of December 31, 2016	1,767	473,306	35,335,060	0.05

Capital evolution in 2016

•	During the year ended December 31, 2016, we issued 156,446 ordinary shares resulting from exercise of 50,000 BSA and 6,700 BSPCE and acquisition of 99,488 free shares.

Capital evolution in 2015

•	On March 30, 2015, we issued 5,500,000 ordinary shares in the form of American Depositary Shares on the Nasdaq Global Market for gross proceeds of €211.5 million. In connection with this issuance, €16.9 million in fees were deducted from the share premium.

•	During the twelve month period ended December 31, 2015, we issued 101,893 ordinary shares related to the conversion of warrants, 70,000 ordinary shares related to stock options’s exercises and 60,000 ordinary shares corresponding to free shares granted in 2013.

Capital evolution in 2014

•	On March 19, 2014, we entered into an agreement with Trout Capital LLC to act as placement agent to provide financial advisory services in connection with a private placement of our ordinary shares to “qualified institutional buyers” or “institutional accredited investors.” On March 24, 2014, we issued 4,000,000 ordinary shares in the private placement for net proceeds of €20.5 million. Fees paid to Trout Capital LLC amounted to €965 thousand, including the fair value of €174 thousand of the 50,000 non-employee warrants issued on March 27, 2014 and €791 thousand in cash. Such fees were deducted from the share premium.

•	On July 31, 2014, we issued 2,786,924 ordinary shares in the context of a share capital increase to the benefit of Pfizer OTC B.V. for a total subscription amount of €25.8 million.

•	On September 29, 2014, the vesting period for 82,123 free shares expired and such shares were issued accordingly.

•	On November 13, 2014, we issued 1,495,357 ordinary shares in connection with the exercise of non-employees warrants for a total subscription of €13.4 million.

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

Voting rights:

After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2014, we had 29,446,721 ordinary shares outstanding of which 8,762,458 had a double voting right.

•	At December 31, 2015, we had 35,178,614 ordinary shares outstanding of which 7,470,898 had a double voting right.

•	At December 31, 2016, we had 35,333,060 ordinary shares outstanding of which 4,531,047 had a double voting right.

Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

14.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

Date	Type	Number of warrants/shares oustanding as of 01/01/2016	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares oustanding as of 12/31/2016	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2016
07/20/2007	BSPCE C	132 992	—	(6 700)	—	126 292	131 182	126 292
02/28/2008	BSPCE D	1 867	—	—	—	1 867	1 939	1 867
07/27/2010	BSPCE E	19 702	—	—	—	19 702	20 464	19 702
09/18/2012	Free shares	2 976	—	(1 488)	(1 488)	—	—	—
03/19/2013	Free shares	10 000	—	—	(8 000)	2 000	2 000	—
03/24/2014	BSA	50 000	—	(50 000)	—	—	—	—
04/10/2014	Free shares	98 000	—	(98 000)	—	—	—	—
01/08/2015	Free shares	50 000	—	—	—	50 000	50 000	—
03/12/2014	Free shares	450 100	—	—	(9 550)	440 550	440 550	—
03/24/2015	Stock Options	1 815 330	—	—	(51 490)	1 763 840	1 763 840	771 680
03/27/2015	BSA	180 000	—	—	—	180 000	180 000	60 000
05/18/2015	BSA	50 000	—	—	—	50 000	50 000	16 667
09/08/2015	BSA	274 200	—	—	—	274 200	274 200	91 400
09/08/2015	Stock Options	1 932 300	—	—	(63 500)	1 868 800	1 868 800	584 000
03/14/2016	BSA	—	229 361	—	(42 161)	187 200	187 200	—
03/14/2016	Stock Options	—	2 060 602	—	(30 015)	2 030 587	2 030 587	—
10/28/2016	BSA	—	188 000	—	—	188 000	188 000	—
10/28/2016	Stock Options	—	2 773 028	—	—	2 773 028	2 773 028	—
—
	Total	5 067 467	5 250 991	(156 188)	(206 204)	9 956 066	9 961 790	1 671 608

•	In April 2016, our subsidiary Calyxt Inc. granted options in Calyxt Inc. representing as of December 31, 2016 a 8.6% interest of that subsidiary if fully exercised to a small group of its employees, directors and executive officers. The compensation expense for 2016 amounted to €0.7 million (see Note 15).

•	In September 2015, our subsidiary Calyxt Inc. granted options in Calyxt Inc. representing as of December 31, 2016 a 0.6% interest of that subsidiary if fully exercised to a small group of its employees, directors and executive officers. The compensation expense for 2016 amounted to €0.3 million (see Note 15).

•	In December 2014, our subsidiary Calyxt Inc. granted options in Calyxt Inc. representing as of December 31, 2016 a 1.2% interest of that subsidiary if fully exercised to a small group of its employees and two of our directors and executive officers, and it reserved an additional 0.1% for further grants. Calyxt Inc. made these grants to provide incentives for these employees that are directly linked to the performance of Calyxt Inc., rather than Cellectis as a whole. The compensation expense for 2016 was null (see Note 15).

14.3 Non-controlling interests

On December 19, 2013, Cellectis S.A. contributed its 75% investment in Ectycell S.A.S. to Cellectis Bioresearch S.A.S., and Caisse des Dépôts et Consignations contributed €3.5 million to Cellectis Bioresearch S.A.S. As a result, Ectycell S.A.S. became a wholly-owned subsidiary of Cellectis Bioresearch S.A.S, of which, in turn, Cellectis owns 75.5% and Caisse des Dépôts et Consignations owns 24.5%. This transaction was accounted for as an equity transaction between us and the non-controlling interest, resulting in the transfer of a 24.5% of the consolidated equity of Cellectis Bioresearch S.A.S. to a non-controlling interest for an amount of €3.3 million.

On May 18, 2015, Cellectis S.A. repurchased the Cellectis Bioresearch S.A.S. shares held by Caisse des Dépôts et Consignations for €3.5 million. Thereafter, no non-controlling interest has been recorded.

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (“NCI”):

	ECTYCELL		CELLECTIS BIORESEARCH		CELLECTIS BIORESEARCH Inc.
	2015	2016	2015	2016	2015	2016
Revenue	—	—	327	—	(32)	—
Net Profit (Loss)	228	—	2,062	—	58	—

Net Profit (Loss) attributable to NCI	56	—	60	—	55	—

Other comprehensive income	—	—	1	—	(196)	—
Total comprehensive income	228	—	2,063	—	(138)	—

Total comprehensive income attributable to NCI	56	—	60	—	(10)	—

The statement of comprehensive income discloses an amount attributable to non-controlling interests. For the years ended December 31, 2015 and 2016, they relates to the change in currency translation adjustment linked with the cumulative non-stock share-based compensation recorded for Calyxt.

As these three entities has been merged into Cellectis S.A. in 2015, they have no balance sheet as of December 31, 2015 and 2016.

14.4 Treasury shares

In 2008, Cellectis executed a liquidity contract with Natixis Securities (“Natixis”). This contract entitles Natixis to transact on Euronext, on our behalf, in order to enhance the liquidity of transactions and regularity of quotation of our ordinary shares, in an independent way, without hindering the functioning of the market or misleading investors.

The initial advance payment made to Natixis Securities for the purpose of making transactions under this contract was €0.4 million. As of December 31, 2016, €0.3 million are classified in treasury shares (€0.2 million as of December 31, 2015) and the balance is presented in the line item “Other non-current financial assets” in the statements of consolidated financial position.

Note 15. Share-based payments

Accounting policy

The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service conditions are expected to be met.

Determining the fair value of share-based awards at the grant date requires judgment, we use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by our ordinary share fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our ordinary shares, the expected term of the options, our expected share price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our ordinary shares. We use the closing sales price per ordinary share as quoted on Alternext market of Euronext in Paris on the grant date for Cellectis grants and valuations reviewed by third parties for Calyxt grants.

•	Expected term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the ordinary share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•	Expected volatility. For Cellectis grants, the expected share price volatility takes into account the Cellectis closing share prices and closing share price of industry peers for the remaining expected term of the ordinary share option grant. For the Calyxt grants, the expected volatility is based on comparable transactions method.

•	Risk-free rate. The risk-free interest rate is based on the yields of French government securities with maturities similar to the expected term of the options for each option group for Cellectis grants and US Treasury bonds for Calyxt grants.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Service and performance conditions attached to the transactions are not taken into account in determining fair value. If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

Details of share-based compensation

Share warrants and employee warrants consist of Bon de Souscription d’Action (“BSAs”) and Bon de Souscription de Parts de Créateur d’Entreprise (“BSPCEs”) which are granted to our employees.

Under these programs, holders of vested options are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

The following table provides the impact related to these programs in the statement of consolidated operations per fiscal year.

The new instruments issued during the year ended December 31, 2016, are the following:

•	March 14, 2016, 2,060,602 Cellectis stock options were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the year ended December 31, 2016 was €11.6 million.

•	March 14, 2016, 229,361 Cellectis warrants were granted to members of our board of directors. Non-cash stock-based compensation expense recorded the year ended December 31, 2016 was €0.9 million.

•	April 7, 2016, 6,850 Calyxt stock options were granted to certain of our employees, officers and consultants. Non-cash stock-based compensation expense recorded during the year ended December 31, 2016 was €0.7 million.

•	October 28, 2016, 2,773,028 Cellectis stock options were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the twelve months ended December 31, 2016 was €2.5 million.

•	October 28, 2016, 188,000 Cellectis warrants were granted to members of our board of directors. Non-cash stock-based compensation expense recorded the twelve months ended December 31, 2016 was €0.2 million.

Share warrants and employee warrants which are referred to as Bon de Souscription d’Action (“BSAs”) are granted to our board members and consultants.

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the years ended December 31, 2014, 2015 and 2016:

Non-cash share-based compensation expense

	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Total
For the year ended
	€ in thousands
December 31, 2014	548	—	—	—	—	—	—	—	548
December 31, 2015	367	4,271	22,715	2,038	712	—	—	—	30,103
December 31, 2016	93	6,471	27,096	3,105	290	14,112	1,106	702	52,974

The key terms and conditions related to these BSAs and BSPCEs are provided in the Notes 15.1 to 15.5.

15.1 Detail of Cellectis S.A. BSPCE

Date of grant: July 27, 2010

The BSPCEs were vested before January 1, 2012 up to 19,702 BSPCEs and vested for post January 1, 2012 on the basis of the following vesting schedule:

•	Up to 19,702 BSPCE on July 27, 2012

•	Up to 19,704 BSPCE on July 27, 2013

Date of grant (Board of Directors)	07/27/2010	07/27/2010	07/27/2010
Vesting period (years)	1	2	3
Plan expiration date	07/27/2020	07/27/2020	07/27/2020
Number of BSPCE granted	19,702	19,702	19,704
Share entitlement per BSPCE	1	1	1
Exercise price	8.28	8.28	8.28
Valuation method used	Black-Scholes	Black-Scholes	Black-Scholes
Grant date share fair value (in € per share)	8.28	8.28	8.28
Expected volatility	54%	54%	54%
Average life of BSPCE	5.5	6.0	6.5
Discount rate	3.14%	3.14%	3.14%
Expected dividends	0%	0%	0%
Performance conditions	NA	NA	NA
Fair value per BSPCE (in € per share)	5.52	5.52	5.52

15.2 Detail of Cellectis S.A. free shares

The free shares are subject to a two-year acquisition period followed by a two-year vesting period for French employees and a four years vesting period for foreign citizens.

Date of grant (Board of Directors)	09/18/2012	03/19/2013	03/19/2014	01/08/2015	05/18/2015	05/18/2015
Vesting period (years)	2	2	2	2	2	4
Number of Free shares granted	102,099	102,000	100,000	50,000	426,300	24,100
Share entitlement per Free share	1	1	1	1	1	1
Grant date share fair value (in € per share)	5.37	6.86	6.16	19.1	28.17	28.17
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a	n.a	n.a

15.3 Detail of Cellectis S.A. stock options

The stock options are subject to a two-year vesting period for French employees and four years for foreign citizens.

Date of grant	03/24/2015	09/08/2015	03/14/2016	10/28/2016
Vesting period	Graded	Graded	Graded	Graded
Plan expiration date	03/24/2025	09/08/2025	03/14/2026	10/28/2026
Number of options granted	1,892,300	1,982,300	2,060,602	2,773,028
Share entitlement per options	1	1	1	1
Exercise price (in € per share)	38.45	27.55	22.44	17.90
Valuation method used	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes
Grant date share fair value (in € per share)	40.00	28.59	22.48	16.42
Expected volatility	59.8%	59.9%	62.8%	63.2%
Average life of options	6.11	6.11	6.11	6.12
Discount rate	0.16%	0.42%	0.03%	0.00%
Expected dividends	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a
Fair value per options (in € per share)	22.02	15.86	12.65	8.96

15.4 Detail of Cellectis S.A. warrants

The key terms and conditions related to these warrants are provided in the table below.

Date of grant	03/27/2015	03/27/2015	05/18/2015	09/08/2015	03/14/2016	10/28/2016
Vesting period (years)	Graded	Graded	Graded	Graded	Graded	Graded
Plan expiration date	03/27/2025	03/27/2025	05/18/2025	09/08/2025	03/14/2026	10/28/2026
Number of warrants granted	130,000	50,000	50,000	274,200	229,361	188,000
Share entitlement per warrant	1	1	1	1	1	1
Exercise price (in € per share)	38.45	38.45	29.58	28.01	27.37	18.68
Valuation method used	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes
Grant date share fair value (in € per share)	32.15	28.17	28.17	28.59	22.48	16.42
Expected volatility	59.1%	59.1%	59.1%	60.5%	62.8%	63.1%
Average life of warrant	6.00	5.83	6.00	6.00	6.00	6.00
Discount rate	0.42%	0.94%	0.94%	0.43%	0.04%	0.00%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a	n.a	n.a
Fair value per warrant (in € per share)	13.95	11.1	13.51	14.24	10.51	7.88

15.5 Detail of Calyxt Inc. stock options

The key terms and conditions related to these options are provided in the table below.

Date of grant	Employees 12/03/2014 (a)	Managers 12/03/2014 (b)	09/08/2015 (c)	04/07/2016 (d)
Vesting period	Graded	Graded	Graded	Graded
Plan expiration date	12/03/2024	12/03/2024	09/08/2025	04/07/2016
Number of options granted	290	650	465	6,850
Share entitlement per options	1	1	1	1
Exercise price (in $ per share)	910	910	5349	879
Valuation method used	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes
Grant date share fair value (in $ per share)	910	910	5349	879
Expected volatility	48.0%	48.0%	54.3%	30.0%
Average life of options	6.16	6.04	5.53	5.74
Discount rate	1.74%	1.74%	1.65%	1.41%
Expected dividends	0%	0%	0%	0%
Performance conditions	Trigger event *	Trigger event *	Trigger event *	Trigger event *
Fair value per options (in $ per share)	436	432	2677	273

*	The plan pursuant to which Calyxt stock options are issued require the occurrence of an IPO or a “triggering event” as a condition for the exercise of vested stock options and, in some circumstances, as a condition to vesting. If the condition is expected to occur during the service period, then it is a non-market performance condition. A triggering event is designed as any transaction that would result in Cellectis losing control of Calyxt Inc.

(a)	the options granted on December 3, 2014, shall vest as follows for employees

•	25% of the total number of shares on April 10, 2015;

•	6.25% of the total number of shares on the last day of each calendar quarter beginning from third quarter of 2015 (or 12.5% of the total number of shares on the last day of each calendar quarter beginning after a triggering event or initial public offering);

•	25% at the date of a triggering event or initial public offering;

•	100% in the event of termination without cause or resignation for good reason in the case of a change of control.

(b)	the options granted on December 3, 2014, shall vest as follows for managers and consultants

•	20% of the total number of shares on January 3, 2015;

•	20% of the total number of shares on April 10, 2015;

•	5% of the total number of shares on the last day of each calendar quarter beginning from third quarter of 2015 (or 10% of the total number of shares on the last day of each calendar quarter beginning after a triggering event or initial public offering);

•	25% at the date of a triggering event or initial public offering.

•	100% in the event of termination without cause or resignation for good reason in the case of a change of control.

(c) the options granted on September 8, 2015 shall vest as follows:

•	20% of the total Number of Shares on 8 September 2015;

•	20% of the total Number of Shares on 8 September 2016; and

•	5% of the Total Number of Shares on the last day of each calendar quarter beginning from the fourth quarter of 2016;

•	25% at the date of a triggering event or initial public offering.

The vested portion of such options shall only become exercisable in the event that a triggering event or initial public offering occurs prior to the expiration date, in which case, an additional 25% of the total number of shares shall immediately vest. The total of vested options cannot exceed 100% of the number of options initially granted. A triggering event is designed as any transaction that would result in Cellectis losing control of Calyxt Inc.

(d)	the options granted on April 7, 2016 shall vest as follows:

•	C-Level; “VP” and Consultants

•	20% of the total Number of Shares on April 7, 2016;

•	10% of the total Number of Shares on April 7, 2017;

•	5% of the total Number of Shares on the last day of each calendar quarter beginning from the second quarter 2017;

•	25% of additional vesting in case of triggering event or initial public offering; and

•	100% in the event of termination without cause or resignation for good reason in the case of a change of control.

•	Heads of department and Analysts

•	20% of the total Number of Shares on April 7, 2017;

•	10% of the total Number of Shares on April 7, 2018;

•	5% of the total Number of Shares on the last day of each calendar quarter beginning from the second quarter 2018; and

•	25% of additional vesting in case of triggering event or initial public offering.

Note 16. Earnings per share

Accounting policy

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

Detail of earnings per share

	For the year ended December 31,
	2014	2015	2016
Net profit (loss) attributable to shareholders of Cellectis (€ in thousands)	20	(20,544)	(60,776)
Adjusted weighted average number of outstanding shares	26,071,709	34,149,908	35,289,932
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	26,192,652	34,522,910	35,811,772
Basic / Diluted earnings per share (€ / share)
Basic earnings from continuing operations per share ( € /share)	0.11	(0.60)	(1.72)
Basic earnings from discontinued operations per share ( € /share)	(0.11)	—	—
Diluted earnings from continuing operations per share ( € /share)	0.11	(0.60)	(1.72)
Diluted earnings from discontinued operations per share ( € /share)	(0.11)	—	—

Note 17. Provisions

Accounting policy

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	1/1/2016	Additions	Amounts used during the period	Reversals	OCI	12/31/2016
	€ in thousands
Pension	437	67	—	—	27	532
Employee litigation and severance	699	249	(579)	(254)	—	115
Commercial litigation	223	338	—	(117)	—	444
Redundancy plan	32	—	(16)	(11)	—	5

Total	1,391	654	(594)	(382)	27	1,096

Non-current provisions	437	67	—	—	27	532
Current provisions	953	587	(594)	(382)	—	563

During the year ended December 31, 2016 we recorded (i) provisions for commercial litigation that amounted to €338 thousand, (ii) provisions for employees’ severance expenses for €173 thousand and (iii) provisions for personnel litigation for €75 thousand. Amounts used during the year ended December 31, 2016 mainly consist of personnel related payments. The reversals mainly relate to ordinary course litigation relating to both personnel matters and commercial litigations.

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2014, 2015 and 2016 amounted to €0.6 million, €0.7 million and €0.7 million, respectively.

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

As part of the estimation of the retirement indemnity to employee, the following assumptions were used for all categories of employees:

	2015	2016
% social security contributions	45.00%	45.00%
Salary increases	2.00%	2.00%
Discount rate	2.00%	1.75%
Terms of retirement	voluntary retirement
Retirement age	65 years old	65 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

€ in thousands
As of January 1, 2014	(437)

Current service cost	(71)
Interest cost	(11)
Actuarial gains and losses	121
As of December 31, 2014	(398)

Current service cost	(49)
Interest cost	(6)
Actuarial gains and losses	(14)
Reclassification/CTA	29
As of December 31, 2015	(437)

Current service cost	(59)
Interest cost	(9)
Actuarial gains and losses	(27)
As of December 31, 2016	(532)

United States of America

There is no defined benefit plan for Cellectis S.A.’s subsidiaries located in the United States.

Note 18. Commitments

Accounting policy

The commitment amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. They do not include obligations under agreements that we can cancel without a significant penalty.

Details of commitments

As of December 31, 2016	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	€ in thousands
Facility lease agreements	15,069	2,867	5,524	3,484	3,194
License agreements	19,493	1,172	2,345	2,345	13,631
Manufacturing agreements	13,652	11,255	2,397	—	—

Total contractual obligations	48,214	15,294	10,266	5,829	16,825

Obligations under the terms of the facility lease agreements

Facility lease agreements along with the letters of credit provided to the landlords of our facilities in New York and in New Brighton are off balance sheets commitments. Obligations under the terms of license agreements

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We have collaboration agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay services rendered in the two years regarding our products UCART 123 and UCART CS1.

Note 19. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2016 as described in Note 3.6.

Short-term employee benefits paid to key management personnel totaled to €1.3 million in the fiscal year 2014, to €2.0 million in the fiscal year 2015 and to €2.2 million in the fiscal year 2016.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 2,623,686 securities in share-based remuneration (free shares, warrants and stock options) over the year ended December 31, 2016. The associated non-cash stock-based compensation expense of €7.6 million was recognized for 2016.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2014, 2015 and 2016 amounted to €32 thousand, €35 thousand and €33 thousand respectively. No balances were outstanding at the end of each fiscal year. As of December 31, 2016, Mr. Godard held 180,175 non-employee warrants that could be exercised to obtain 50,000 shares at a strike price of €38.45, 50,000 shares at a strike price of €28.01 for 50,000 warrants, 40,175 shares at a strike price of €27.37 for 40,175 warrants and 40,000 shares at a strike price of €18.68 for 40,000 warrants

Bpifrance is a shareholder of Cellectis S.A. and “Caisse des Dépôts et Consignations” (“CDC”) was a shareholder of Cellectis Bioresearch. OSEO, which is the former name of Bpifrance and is indirectly related to CDC, granted conditional advances and subsidies to us, as described in Note 11.3. On May 18, 2015, we signed with the “Caisse des Dépôts et Consignations” a contract for our repurchase of its participation in Cellectis Bioresearch., which represented 25% of the total shares thereof for an amount of €3.5 million. At the time of the merger with Cellectis S.A., Cellectis S.A. was the sole stockholder of Cellectis Bioresearch.

Note 20. Subsequent events

On February 6, 2017, Cellectis has received an Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) to conduct Phase I clinical trials with UCART123, the Company’s most advanced, wholly-controlled TALEN® gene-edited product candidate, in patients with acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). This marks the first allogeneic, “off-the-shelf” gene-edited CAR T-cell product candidate that the FDA has approved for clinical trials. Cellectis intends to initiate Phase I trials in the first half of 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title:	Chairman and Chief Executive Officer

Date: March 23, 2017

Exhibit Index

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (status) of the registrant (English translation)	F-1	333-202205	3.1	March 10, 2015

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1#*	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	F-1	333-202205	10.1	March 12, 2015

4.1.1#	Amendment No. 1 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 20, 2002 (English translation)	F-1	333-202205	10.1.1	March 12, 2015

4.1.2#*	Amendment No. 2 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.1.2	March 12, 2015

4.1.3#	Amendment No. 3 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated February 26, 2008	F-1	333-202205	10.1.3	March 12, 2015

4.1.4#	Amendment No. 4 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013 (English translation)	F-1	333-202205	10.1.4	March 12, 2015

4.2#*	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	F-1	333-202205	10.2	March 12, 2015

4.2.1#*	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.2.1	March 12, 2015

4.2.2#*	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	F-1	333-202205	10.2.2	March 12, 2015

4.2.3#*	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	F-1	333-202205	10.2.3	March 12, 2015

4.2.4#*	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	F-1	333-202205	10.2.4	March 12, 2015

4.3#*	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	F-1	333-202205	10.3	March 12, 2015

4.3.1#*	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.3.1	March 12, 2015

4.4#*	Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014	F-1	333-202205	10.4	March 12, 2015

4.5#*	Research, Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated February 17, 2014	F-1	333-202205	10.5	March 12, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.5.1#*	Amendment to the Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated November 18, 2015	20-F	001-36891	4.5.1	March 21, 2015

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.7#*	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	F-1	333-202205	10.7	March 12, 2015

4.8#	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012 (English translation)	F-1	333-202205	10.8	March 10, 2015

4.8.1#	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013 (English translation)	F-1	333-202205	10.8.1	March 10, 2015

4.8.2#	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013 (English translation)	F-1	333-202205	10.8.2	March 10, 2015

4.9#	Warrant Agreement between Cellectis S.A. and Trout Capital LLC, dated March 24, 2014	F-1	333-202205	10.9	March 10, 2015

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.17†	2016 Free Share Plan	20-F	001-36891	4.17	March 10, 2015

4.18†	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

8.1	List of subsidiaries of the registrant				Filed Herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

15.1	Consent of Ernst & Young et Autres				Filed Herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.