Form 20-F
period 2017-12-31
Cellectis S.A.
filed 2018-03-13
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-36891

CELLECTIS S.A.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

France

(Jurisdiction of incorporation or organization)

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

(Address of principal executive office)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

Tel: +33 (0)1 81 69 16 00, Fax: +33 (0)1 81 69 16 06

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.05 per share	Nasdaq Global Market
Ordinary shares, nominal value €0.05 per share*	Nasdaq Global Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.05 per share: 35,959,462 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer   ☐    Non-accelerated filer  ☐    Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17 ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐  Yes    ☐  No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to, “Cellectis,” the “Company,” “we,” “us” and “our” refer to Cellectis S.A. and its consolidated subsidiaries. References to “Calyxt” refer to our majority-owned subsidiary Calyxt, Inc.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “Cellectis®”, “TALEN®” and our corporate logos, and all such trademarks and service marks appearing in this Annual Report are the property of Cellectis. The trademark “Calyxt™” is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present

i

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

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	the initiation, timing, progress and results of our agricultural biotechnology research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	our ability to advance plant products into, and successfully complete, field trials;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	the regulatory treatment of our plant products;

•	regulatory developments in the United States and foreign countries;

•	the commercialization of our product candidates, if approved;

•	the commercialization of our plant products;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw materials and manufacturers;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates or our plant products;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for our operations;

•	the potential benefits of our strategic alliances and our ability to enter into future strategic arrangements;

•	the ability and willingness of collaborators pursuant to our strategic alliances to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic alliances with Servier and Pfizer;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates;

•	our status as a passive foreign investment company for U.S. federal income tax purposes;

•	our financial performance;

ii

•	our ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated statement of financial position data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated statement of financial position data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements for the years, and as of, December 31, 2014, 2015, 2016 and 2017 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro. We decided to change the reporting currency from Euro to U.S. dollars in the third quarter of 2017, using the retrospective method. We believe that this change will enhance comparability with peers, which primarily present their financial statements in U.S. dollars.

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

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	2013 (4)	2014	2015	2016	2017
	($ in thousands, except share and per share data)
Revenues and other income	16,900	35,151	62,565	56,444	33,715

Operating expenses
Royalty expenses	(720)	(4,033)	(2,746)	(1,777)	(2,620)
Research and development expenses	(23,700)	(19,144)	(58,154)	(78,458)	(79,227)
Selling, general and administrative expenses	(25,281)	(17,426)	(30,223)	(43,413)	(44,750)
Other operating income and expenses	(2,433)	(1,517)	(2,425)	(99)	232

Operating income (loss)	(35,234)	(6,970)	(30,984)	(67,302)	(92,650)

Loss from discontinued operations	(39,288)	(3,750)	—	—	—
Financial gain (loss)	(414)	9,428	8,378	46	(11,032)

Net income (loss)	(74,936)	(1,292)	(22,606)	(67,255)	(103,683)

	2013 (4)	2014	2015	2016	2017
	(in thousands, except share and per share data)
Attributable to shareholders of Cellectis	(73,585)	27	(22,796)	(67,255)	(99,368)
Attributable to non-controlling interests	(1,351)	(1,318)	190	—	(4,315)
Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(3.56)	0.00	(0.67)	(1.91)	(2.78)
Number of shares used for computing
Basic (1)	20,653,912	26,071,709	34,149,908	35,289,932	35,690,636
Diluted (1)	20,653,912	26,192,652	34,149,908	35,289,932	35,690,636
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(72,973)	755	10,606	(8,633)	(50,443)

(1)	See Note 16 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(2)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
(3)	Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We define Adjusted Net Income (Loss) attributable to shareholders of Cellectis as our Net Income (Loss) attributable to shareholders of Cellectis, adjusted to eliminate the impact of Non-cash stock-based compensation expense. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry that use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis. Please refer below for a reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.
(4)	As discussed above, effective in the third quarter of 2017, we changed our presentation currency, using the retrospective method. By convention, the financial information has been recalculated on a cumulative basis from January 1, 2014 instead of the date of adoption of IFRS; restating financial information prior to that date is not practicable. As such, for consistency purposes only, we have presented the unaudited 2013 financial information in the table above by converting our audited financial information in euros to dollars using the exchange rates as follows: €1.00 = $1.3791 as of December 31, 2013 and €1.00 = $1.3282 for the year ended December 31, 2013, the European Central Bank’s (ECB) reference U.S. Dollar exchange rate for Euro, as published by Banque de France, on such dates.

Consolidated Statement of Financial Position

		As of December 31,
	2013 (1)	2014	2015	2016	2017
	($ in thousands)
Current financial assets and Cash and cash equivalents	10,425	136,400	342,111	291,159	296,982
Total assets	39,822	167,077	371,314	331,432	332,882
Total shareholders’ equity	3,471	72,272	287,002	274,671	285,904
Total non current liabilities	5,257	3,912	547	590	3,443
Total current liabilities	31,093	90,894	83,765	56,171	43,534

(1)	As discussed above, effective in the third quarter of 2017, we changed our presentation currency, using the retrospective method. By convention, the financial information has been recalculated on a cumulative basis from January 1, 2014 instead of the date of adoption of IFRS; restating financial information prior to that date is not practicable. As such, for consistency purposes only, we have presented the unaudited 2013 financial information in the table above by converting our audited financial information in euros to dollars using the exchange rates as follows: €1.00 = $1.3791 as of December 31, 2013 and €1.00 = $1.3282 for the year ended December 31, 2013, the ECB’s reference U.S. Dollar exchange rate for Euro, as published by Banque de France, on such dates.

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	2013 (1)	2014	2015	2016	2017
	($ in thousands)
Net Income (Loss) attributable to shareholders of Cellectis	(73,585)	27	(22,796)	(67,255)	(99,368)
Adjustment of non-cash stock-based compensation expense:
Research and development expenses	251	299	20,563	33,207	23,832
Selling, general and administrative expenses	361	430	12,839	25,415	26,586

Total non-cash stock-based compensation expense:	612	728	33,402	58,622	50,418

Non-cash stock-based compensation expense attributable to non controlling interests	—	—	—	—	(1,493)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	(72,973)	755	10,606	(8,633)	(50,443)

(1)	As discussed above, effective in the third quarter of 2017, we changed our presentation currency, using the retrospective method. By convention, the financial information has been recalculated on a cumulative basis from January 1, 2014 instead of the date of adoption of IFRS; restating financial information prior to that date is not practicable. As such, for consistency purposes only, we have presented the unaudited 2013 financial information in the table above by converting our audited financial information in euros to dollars using the exchange rates as follows: €1.00 = $1.3791 as of December 31, 2013 and €1.00 = $1.3282 for the year ended December 31, 2013, the ECB’s reference U.S. Dollar exchange rate for Euro, as published by Banque de France, on such dates.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
High	1.381	1.395	1.204	1.156	1.206
Low	1.276	1.214	1.055	1.036	1.038
Rate at end of period	1.379	1.214	1.088	1.054	1.199
Average rate per period	1.338	1.328	1.109	1.106	1.129

The following table sets forth, for each of the periods indicated, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the periods indicated based on the ECB’s reference U.S. Dollar exchange rate for Euro, as published by Banque de France.

	September 2017	October 2017	November 2017	December 2017	January 2018	February 2018
High	1.206	1.185	1.195	1.199	1.249	1.249
Low	1.174	1.160	1.156	1.073	1.193	1.221
Rate at end of period	1.180	1.163	1.184	1.199	1.245	1.221

On March 12, 2018, the ECB’s reference U.S. Dollar exchange rate for the Euro, as published by the Banque de France, was €1.00 = $1.2302.

Information presented on a constant currency basis in this Annual Report is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends.

In various places throughout this Annual Report we show financial amounts in both U.S. dollars and euros. Unless otherwise stated, these translations, which are provided solely for convenience, are made at the exchange rate of €1.00 = $1.1993, the ECB’s daily reference exchange rate on December 31, 2017, as published by Banque de France.

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

Risks Related to Our Business and Industry

We and Calyxt have limited operating histories, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We are a clinical-stage biopharmaceutical company and, as of February 28, 2018, we own 79.3% of Calyxt, Inc., a U.S. agricultural biotechnology company, both with a limited operating history. Investment in biopharmaceutical and agricultural biotechnology product development is a highly speculative endeavor. Biopharmaceutical and agricultural biotechnology product development entails substantial upfront capital expenditures and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain regulatory approval or to become commercially viable. In our therapeutics business, we are focused on developing products using our gene-editing platform to develop genetically modified T-cells that express a CAR and are designed to target and kill cancer cells. While there have been significant advances in cell-based immunotherapy, our gene-editing platform and T-cell and CAR technologies are new and unproven. Most of the product candidates that we are developing or co-developing are in pre-clinical stages. We are sponsoring two clinical studies in the United States, for one of our product candidates, UCART123 – one targeting acute myeloid leukemia (AML) and the other targeting blastic plasmacytoid dendritic cell neoplasm (BPDCN). In addition, UCART19, which we exclusively license to Les Laboratories Servier S.A.S., or Servier, is currently the subject of clinical development through two clinical studies being sponsored by Servier. We have not yet generated any revenue from product sales to date. In our agricultural biotechnology business, we are exploring the use of our gene-editing technologies to develop healthier food products for a growing population. Our plant products are in various stages of development, and we have not yet generated any revenues from sales of these plant products.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, such as the biopharmaceutical and agricultural biotechnology industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, gaining market acceptance of the products created using our gene-editing platform, managing a complex regulatory landscape and developing new product candidates. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing products in the fields of immunotherapy and agricultural biotechnology.

We have incurred significant losses since our inception, have no commercial products and anticipate that we will continue to incur significant losses for the foreseeable future.

We devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates. We finance our current immuno-oncology operations through strategic alliances with pharmaceutical companies, including Servier and Pfizer Inc., or Pfizer, as well as through the sale of equity securities and, to a lesser extent, obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology. In March 2015, Cellectis S.A. completed its U.S. Initial Public Offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.3 million. On July 25, 2017, Calyxt completed an initial public offering of its common stock on the Nasdaq, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including 1,050,000 shares of common stock pursuant to the exercise by the underwriters of their option to purchase additional shares). Calyxt received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Then, the net proceeds amounted to $38 million at the Group level. In 2016 and 2017, we received respectively $27.3 million and $8.1 million in payments pursuant to the Pfizer and Servier collaborations. Our research and development expenses for the years ended December 31, 2016 and 2017 were $78.5 million and $79.2 million, respectively. Our net loss for the years ended December 31, 2016 and 2017 was $67.3 million and $103.7 million, respectively.

We currently have no commercial products. The UCART19 Clinical Studies (as defined in Item 4.B. Business Overview below) commenced in June 2016 and we obtained FDA approval of an IND for the two Phase I UCART123 Clinical Studies (as defined in Item 4.B. Business Overview below) in February 2017. Notwithstanding the commencement of the UCART19 Clinical Studies and the UCART123 Clinical Studies, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a product candidate. Even if we or our collaborators successfully commence and complete clinical studies and obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to increase in the near term as we conduct the UCART123 Clinical Studies, file additional IND and/or foreign equivalent filings for other of our product candidates and conduct research and development for product candidates. In addition, we anticipate that such expenses will increase further and such increases may be substantial if and as we:

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

The net losses we incur may fluctuate significantly from year-to-year and quarter-to-quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating result could be below the expectations of securities analysts or investors which could cause the price of our ADSs to decline.

We may need to raise additional funding. Additional funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently sponsoring two UCART123 Clinical Studies. In addition, we are preparing to file additional IND and/or foreign equivalent filings with respect to new clinical studies for certain of our product candidates, and we are advancing our product candidates to and through pre-clinical testing. The process of developing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we conduct the UCART123 Clinical Studies, file additional IND and/or foreign equivalent filings for our product candidates, and conduct research and development for our other product candidates. In addition, subject to obtaining regulatory approval of any product candidates, we expect to incur significant commercialization expenses.

As of December 31, 2017, we had cash and cash equivalents and current financial assets of approximately $297 million. We believe our cash and cash equivalents and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2020. However, in order to complete the development process, obtain regulatory approval and commercialize, if approved, any of our product candidates, we may require additional funding. Also, our operating plan, including our product development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. To commercialize our products, if approved, we will require significant working capital to operate our business and maintain our operations.

In addition, our ability to raise additional capital in equity offerings will be significantly limited, as described under “—We are limited in our ability to raise additional share capital, which may make it difficult for us to raise capital to fund our operations.” To the extent that we raise additional capital through the sale of additional equity or convertible securities, current ownership interests may be diluted and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent we raise additional funds through arrangements with collaborators or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

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

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Our therapeutic product candidate development programs are in the discovery, pre-clinical proof-of-concept or clinical phase and may be unsuccessful.

Among our product candidates, the product candidates we develop which have been approved for clinical studies are only UCART19, which has been exclusively licensed to Servier, and UCART123, which we control for use in clinical studies. UCART19 is being tested in clinical studies in the United Kingdom, the United States, Belgium and France and UCART123 is being tested in clinical studies in the United States. Our other product candidates are still in discovery or pre-clinical proof of concept and have only undergone limited testing in animals. In February 2017, we received FDA approval under an IND to commence the UCART123 Clinical Studies and commenced those clinical studies in 2017. Following a clinical hold initiated by the FDA in September 2017, the FDA permitted the UCART123 Clinical Studies to restart in November 2017, according to revised protocols. Early clinical results on UCART123, which have been disclosed by Cellectis, preliminary results on UCART19, which were announced by Servier during the American Society for Hematology Conference in December 2017, and the results from animal studies are not necessarily predictive of results in current or future clinical studies. Even if certain of our product candidates progress through clinical studies, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive preliminary clinical data and/or results in animal studies. For example, while our animal studies of product candidates may result in evidence of tumor cell elimination, there can be no assurance that the success we achieve in such animal studies for these product candidates will result in success in any clinical studies.

Because our current product candidates are still in the early stages of development, with the majority of our product candidates in the discovery or pre-clinical proof-of-concept phase, there can be no assurance that our research and development activities will result in product candidates we can advance through clinical development. Although Servier commenced the UCART19 Clinical Studies in June 2016 and we commenced our UCART123 Clinical Studies in February 2017, the results of such clinical studies are subject to a variety of factors and considerations and we cannot assure you that we or our collaborators will achieve the applicable targets in these studies. Our other product candidates are in various stages of discovery or pre-clinical development and we have limited data evaluating many of these product candidates. Because of the early stage of development of our product candidates, we have not yet demonstrated the safety, specificity and clinical benefits of our product candidates in humans, and we cannot assure you that the results of any human trials will demonstrate the value and efficacy of our platform. Moreover, there are a number of regulatory requirements that we must satisfy before additional clinical studies may be commenced in the United States and the European Union, with respect to our product candidates. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage product candidate development programs may adversely affect our ability to continue development and commercialization of our more advanced product candidates and we may never commence additional clinical studies despite expending significant resources in pursuit of their development. Further, our UCART123 Clinical Studies or other clinical studies, if any, that we conduct may not be successful and such product candidates may never be approved by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other regulatory agency.

Early data from compassionate use treatment and from clinical trials are not predictive of success in later clinical trials.

In December 2016, during a meeting with the National Institutes of Health’s Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC, Pfizer and Servier presented preliminary clinical data for UCART19, including data from UCART19 Clinical Studies and from three clinical uses of UCART19 on a compassionate basis. These three compassionate use patients have been treated under U.K. “specials” licenses from the Medicines & Healthcare products Regulatory Agency (MHRA) to administer the UCART19 product candidate to a patient on compassionate use base. Compassionate use refers to the use of an investigational drug outside of a clinical trial to treat a patient with a serious or immediately life-threatening disease or condition who has no comparable or satisfactory alternative treatment options. More recently, in December 2017, during the American Society of Hematology (ASH) Conference, Servier presented intermediate results from its current pediatric and adult clinical studies on UCART19 in the United Kingdom, the United States, Belgium and France. Results from the pediatric and adult UCART19 Clinical Studies, which showed 83% complete remission rate across the two studies: five out of seven patients achieving MRD negativity in the adult study (CALM study) at Day 28 and all five children achieving MRD negativity in the pediatric study (PALL study) at Day 28.

We cannot assure you that the administration of UCART19 to other patients will have results that are similar to those reported by Pfizer and Servier. Such results are preliminary in nature, do not bear statistical significance and should not be viewed as predictive of ultimate success. It is possible that such results will not continue or may not be repeated in other potential compassionate uses or in ongoing or future clinical trials on UCART19 or other UCART product candidates.

We have limited experience in conducting or managing clinical trials for potential therapeutic products.

Following FDA and IRB approval in February 2017, we commenced the UCART123 Clinical Studies in two sites in the United States. We have limited experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product candidate. We rely on a clinical research organization, or CRO, and to medical institution and clinical investigators to conduct the UCART123 Clinical Studies. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them or the data that they provide could be rejected by the FDA or comparable foreign regulatory bodies, all of which may result in a delay of the affected trial and additional program costs.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Pre-clinical testing of most of our product candidates is still ongoing. Pre-clinical testing and clinical trials, such as our UCART123 Clinical Studies, are long, expensive and unpredictable processes that can be subject to extensive delays.

In September 2017, a clinical hold was placed on our UCART123 Clinical Studies in acute myeloid leukemia (AML) and in blastic plasmacytoid dendritic cell neoplasm (BPDCN). The FDA permitted the UCART123 Clinical Studies to restart in November 2017 according to revised protocols.

We cannot guarantee that any pre-clinical studies or clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the pre-clinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, including a number of patient deaths in CAR-T trials conducted in the United States, and we cannot be certain that our product candidates will not face similar setbacks. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our collaborators to delay, reduce or re-define the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.

In connection with clinical testing and trials on product candidates we develop for ourselves or on behalf of our collaborators, we may face a number of risks, including:

•	pre-clinical results may not be indicative of clinical results in humans;

•	a product candidate may be ineffective, inferior to existing approved drugs or therapies or unacceptably toxic, or may have unacceptable side effects;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

•	the results may not confirm the favorable results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the FDA and/or other applicable regulatory agencies to establish the safety and efficacy of our product candidates

In addition, a number of events, including any of the following, could delay the completion of our future clinical trials (including the UCART123 Clinical Studies) or those of our collaborators (including the UCART19 Clinical Studies) and negatively impact the ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us or our collaborators by the FDA or any foreign regulatory authority regarding the scope or design of clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials;

•	delays in obtaining regulatory agency approval for the conduct of the clinical trials;

•	lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	serious and unexpected drug-related side effects experienced by patients in clinical trials (including clinical studies for similar side effects reported in third parties’ product candidate); or

•	failure of our or our collaborators’ third-party contractors to meet their contractual obligations in a timely manner.

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

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with the product candidates we develop, we may:

•	lose any competitive advantages that such product candidates may have;

•	be delayed in obtaining marketing approval for the subject product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as initially intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions, contraindications or safety warnings;

•	be subject to changes with the way the product is administered;

•	be required to perform additional clinical trials or broaden current clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

•	need to modify or terminate contractual relationship with third parties with regard to the performance of said clinical trials;

•	be sued;

•	experience damage to our reputation; or

•	not reach the milestones triggering payments from our collaborators.

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

In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. In August 2017, Novartis AG obtained approval from the FDA to commercialize the first CAR T-cell therapy, for children and young adults with relapsed or refractory, or r/r, B-cell ALL, and has recently been granted FDA priority review for adults with r/r diffuse large B-cell lymphoma (DLBCL). In October 2017, Kite Pharma (acquired by Gilead) obtained approval from the FDA to commercialize the first CAR T-cell therapy for the treatment of adult patients with r/r large B-cell lymphoma. Approvals by the EMA and FDA for existing gene therapy products may not be indicative of what these regulators may require for approval of further gene therapy products. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

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

The expected value and utility of our nucleases is, in part, based on our belief that the targeted modification of genes or specific regulation of gene expression may enable us to develop a new therapeutic approach. There is only a limited understanding of the role of specific genes in these applications. Life sciences companies have only been able to successfully develop or commercialize a few products in this biopharmaceutical space based on results from genome research or the ability to regulate gene expression. We or our collaborators may not be able to use our technology to develop commercial products.

In addition, the industry is rapidly developing, and our competitors may introduce new technologies that render our technology obsolete or less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

We depend almost entirely on the successful development of our product candidates. We cannot be certain that we or our collaborators will be able to obtain regulatory approval for, or successfully commercialize, these products.

Currently, UCART123 is our only fully-controlled product candidate which is subject to Phase I clinical studies in the United States. In addition, UCART19, which is exclusively licensed to Servier, is the subject of two Phase I clinical studies in the United Kingdom, Belgium and France, each sponsored by Servier, and one Phase I clinical study in the United States, conducted in collaboration with Pfizer. Notwithstanding the foregoing, we may never be able to develop products that will be approved or commercialized. Our business depends primarily on the successful clinical development, regulatory approval and commercialization of our CAR T-cell immunotherapy product candidates. We are also studying in pre-clinical studies, on our own or through our collaborators, other product candidates based on gene-edited CAR T-cells for cancer immunotherapy.

Our therapeutic product candidates will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence their commercialization. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate, with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use in each target indication. In the United States, we expect that the requisite regulatory submission to seek marketing approval for our gene therapy products will be a Biologic License Application, or BLA, and the competent regulatory authority is the FDA. In the EU, the requisite approval is a Marketing Authorization, or MA, which for products developed by the means of recombinant DNA technology, gene or cell therapy products as well as tissue engineered products, is issued through a centralized procedure involving the EMA. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Despite our efforts, our product candidates may not:

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

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Caribou Biosciences, Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•	CAR space: Bellicum Pharmaceuticals, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation), bluebird bio, Inc., Ziopharm Oncology (in collaboration with Intrexon, Inc.), Kite Pharma, Inc. (in collaboration with Amgen and acquired by Gilead), Novartis AG and Johnson & Johnson (in collaboration with Transposagen), and Autolus Limited.

•	Cell-therapy space: Adaptimmune Ltd, Lion Biotechnologies, Inc., Unum Therapeutics, Inc., NantKwest, Inc., Celyad S.A., Atara Biotherapeutics, Inc., and Immunocore Ltd.

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

The time required to obtain approval by the FDA and comparable foreign authorities is inherently unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for the commercialization of any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory such approval.

The FDA or other regulatory authority, as applicable, may delay, limit or deny approval of our product candidates for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials or require that additional clinical trials be conducted;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the CROs or other third-parties contractors that are retained to assist us in connection with the clinical trials of our product candidates may take or omit actions, breach applicable laws and requirements, that materially adversely impact the clinical trials;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from manufacturing, pre-clinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may not accept data generated at the sites involved in the clinical trials for our product candidates;

•	the FDA or comparable foreign regulatory authorities may not approve the production process, formulation, labeling or specifications of our product candidates;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	if the marketing application, if and when submitted, is reviewed by an advisory committee, the FDA or comparable foreign regulatory authorities may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the competent regulatory authorities require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA or comparable foreign regulatory authorities may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval;

•	the FDA or comparable foreign regulatory authorities may restrict the use of our products to a narrow population;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; or

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

The manufacturing process for the product candidates we develop is highly complex. Any issues that arise in the manufacturing process could have an adverse effect on our business, financial position or prospects.

The product candidates we develop undergo a complex, highly-regulated manufacturing process that is subject to multiple risks. As a result of the complexities of this process, the cost to manufacture our CAR T-cell immunotherapy products is generally higher than traditional small molecule chemical compounds, and the manufacturing process requires very minimal batch-to-batch variability, which is expensive to ensure. Our manufacturing process is susceptible to product loss or failure due to issues associated with the collection of white blood cells, or starting material, from healthy third-party donors, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product. In addition, we may face manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, shortage of raw material and other procurement issues, changes in regulation, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Further, as our product candidates are developed through pre-clinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results or adapt to the regulatory agencies’ requirements. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Currently, the product candidates we develop are manufactured using processes intended for pre-clinical and clinical stage production by third-party contract manufacturing organizations, or CMOs. Although we work with CMOs to ensure that commercially viable processes will be available for mass production, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

We expect our manufacturing strategy for the product candidates we develop will continue to involve the use of one or more CMOs as well as potentially establishing our own capabilities and infrastructure, including a manufacturing facility. However, we have no experience as a company in developing a manufacturing facility complying with all standards applicable to the manufacturing of a product to be used by or administered to patients, and may never be successful in developing such a manufacturing facility or capability. We may engage additional CMOs or establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we successfully develop our own manufacturing facility, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval processes for the jurisdictions in which we or our collaborators will seek marketing approval for commercialization, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If the manufacturing process is changed during the course of product development, FDA or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we or our CMOs are unable to reliably produce product candidates or products to specifications acceptable to the FDA or other regulatory authorities, such as the FDA’s cGMP standards compliance, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product according to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand or need. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Negative public opinion and increased regulatory scrutiny of genetic research and therapies involving gene editing may damage public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Our gene-editing technologies are novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates. For example, in 2003, 20 subjects treated for X-linked severe combined immunodeficiency in two gene therapy studies using a murine gamma-retroviral vector, a viral delivery system, showed correction of the disease, but the studies were terminated after five subjects developed leukemia. Although none of our current product candidates utilize these gamma-retroviruses, our product candidates use a viral delivery system. Additionally, there have been patient deaths in recent CAR-T trials conducted in the United States by our competitors as well as in our UCART123 Clinical Studies, which have led to clinical trial holds. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to our or their product candidates, respectively (such as the many adverse events that typically arise from the transplant process), and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stronger labeling for those product candidates that are approved and a decrease in demand for any such product candidates.

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

Our gene-editing technologies may not be sufficiently specific for their target sites, or they may not target unique sites within the genome of interest, which may result in random DNA recombination events. For example, off-target cleavage may lead to the production of double-strand breaks that overwhelm the cell’s repair machinery and, as a consequence, yield chromosomal rearrangements and/or cell death. Off-target cleavage events also may result in random integration of donor DNA. As a result, off-target cleavage in T-cells may lead to undesirable side effects for patients, and consequently could cause delays, interruptions or suspensions of clinical trials and delays or denial of regulatory approval by the FDA or other regulatory authorities. Because the products we develop have had only very limited clinical application, we do not yet have sufficient information to know whether any of our product candidates will cause undesirable side effects.

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

Further development and commercialization of our product candidates will depend, in part, on strategic alliances with our collaborators. If our collaborators do not diligently pursue product development efforts, our progress may be delayed and our revenues may be deferred.

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

If collaborators with whom we currently have alliances, such as Pfizer and Servier, or future collaborators with whom we may engage, are unable or unwilling to advance our programs, or if they do not diligently pursue product development and product approval, this may slow our progress and defer or negatively impact our revenues. Such failures would have an adverse effect on our ability to collect key revenue streams and, for this reason, would adversely impact our business, financial position and prospects. Our collaborators may assign, sublicense or abandon product candidates or we may have disagreements with our collaborators, which would cause associated product development to slow or cease. There can be no assurance that our current strategic alliances will continue or be successful, and we may require significant time to secure new strategic alliances because we need to effectively market the benefits of our technology to these future alliance partners, which may direct the attention and resources of our research and development personnel and management away from our primary business operations. Further, each strategic alliance arrangement will involve the negotiation of terms that may be unique to each collaborator. These business development efforts may not result in a strategic alliance or may result in unfavorable arrangements.

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

We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates as a result of unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our collaborators, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products.

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

We maintain product liability insurance coverage for damages caused by our product candidates, including clinical trial insurance coverage, with coverage limits that we believe are customary for companies in our industry. This coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval, which could adversely affect our business.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, in January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provisions of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturer of pharmaceutical products. Congress may also consider subsequent legislation to replace elements of the ACA that are repealed. As a result, the full impact of the ACA, any law repealing and/or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation remains unclear.

This legislative uncertainty could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

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

•	The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

•	The federal civil and criminal false claims laws and civil monetary penalties laws, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•	The federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members.

•	Analogous laws and regulations in various U.S. states, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than

•	U.S. federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.

•	Similar legislation is applicable in other countries such as EU Member States, including by way of example and without limitation: the UK’s Bribery Act 2010 or the French Decree No 2013-414 on Transparency of Benefits Given by Companies Manufacturing or Marketing Health and Cosmetic Products for Human Use (Décret n° 2013-414 du 21 mai 2013 relatif à la transparence des avantages accordés par les entreprises produisant ou commercialisant des produits à finalité sanitaire et cosmétique destinés à l’homme).

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of any laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to Our Reliance on Third Parties

We expect to continue to rely on third parties to conduct some or all aspects of our product manufacturing, quality control, protocol development, material supply, research and pre-clinical development, clinical testing and distribution, and these third parties may not perform satisfactorily.

We do not, and do not expect in the future to, independently conduct all aspects of our product manufacturing, quality control, protocol development, material supply, research and pre-clinical development and clinical testing as well as distribution and rely, and will continue to rely, on third parties for some of these activities. Under certain circumstances, these third parties may be entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our product development activities.

In addition, in connection with our engagement of third parties, we control only certain aspects of their activities. Our reliance on these third parties for product manufacturing, quality control, protocol development, material supply, research and pre-clinical development and clinical testing and distribution activities reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study and trial plans and protocols, or if there are disagreements between us and these third parties, we may not be able to complete, or may be delayed in completing, the pre-clinical studies and clinical trials required to support future regulatory submissions and approval of the product candidates we develop. In some such cases we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay with respect to the approval of our product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, reliance on third-party manufacturers, suppliers, research organizations and/or distributors entails risks to which we would not be subject if we conducted the above-mentioned activities ourselves, including:

•	the inability to negotiate supply, manufacturing, research and/or distribution agreements with third parties under commercially reasonable terms or at all, because the number of potential suppliers, manufacturers, research organizations and distributors is limited and each must be approved by the FDA or comparable foreign regulatory authorities and would need to develop approved or validated processes for production, testing or distribution of material we use or of our products;

•	that our third-party manufacturers, research organizations or distributors may have little or no experience with our or comparable products and may therefore require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture, test or distribute our product candidates;

•	reduced control over manufacturing and distribution activities and quality control processes and the possibility that our contract manufacturers, research organizations and distributors are not able to execute our manufacturing, testing or distribution procedures and other logistical support requirements appropriately;

•	that our contract manufacturers may not perform as agreed or in compliance with applicable laws and requirements, or may not devote sufficient resources to our products or may not remain in the contract manufacturing business for the time required to supply investigational products for our clinical trials or to successfully produce, store and supply our products once approved;

•	that we may not own, have equivalent necessary rights in, or access to the intellectual property rights to, or know how residing in any improvements or developments made by our third-party manufacturers or research organizations in the manufacturing process or testing of our products;

•	breach, termination or non-renewal of our agreements by third-party manufacturers, suppliers, research organizations or distributors in a manner or at a time that is costly or damaging to us; and

•	disruptions to the operations of our subcontractors, suppliers, research organizations or distributors caused by conditions unrelated to our business or operations, including the bankruptcy of any such third-party provider.

Any of these events could lead to manufacturing, supply and/or clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulations. For example, in the United States, components of a finished CAR T-cell immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. Similarly, all investigational medicinal products in the EU must be manufactured in compliance with Good Manufacturing Practices, or GMP. The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of the product candidates we develop that may not be detectable in final product testing. In the United States, we or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s cGMP requirements enforced by the FDA through its facilities inspection program. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates, including starting and raw material, excipients, equipment and consumables, as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval inspection, FDA approval of the products will not be granted.

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

If any of our third-party manufacturers, directly or indirectly (due to failure of their own sub-contractors), fail to maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product, revocation or non-renewal of a pre-existing approval, refusal to accept some non-clinical and/or clinical data generated with material for which that third-

party was responsible, or imposition of a hold on or refusal to commence, clinical investigations. As a result, our business, financial condition and results of operations may be materially harmed.

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

Clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

•	we are unable to negotiate agreements with third parties under reasonable terms;

•	termination or non-renewal of agreements with third parties occurs in a manner or at a time that is costly or damaging to us;

•	the third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory or ethical requirements, or for other reasons.

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

We may enter into agreements with third parties to sell, distribute and/or market any of the products candidates we develop on our own and for which we obtain regulatory approval, which may affect the sales of our own products and our ability to generate revenues.

Given our early development stage, we have no experience in sales, marketing and distribution of biopharmaceutical products. However, if any of our product candidates obtain marketing approval, we intend to develop sales and marketing capacity, either alone or with partners, by contracting with, or licensing, them to market any of our own products. Outsourcing sales, distribution and marketing in this manner may subject us to a variety of risks, including:

•	our inability to exercise direct control over sales, distribution and marketing activities and personnel;

•	failure or inability of contracted sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	potential disputes with third parties concerning distribution, sales and marketing expenses, calculation of royalties, and sales and marketing strategies; and

•	unforeseen costs and expenses associated with distribution, sales and marketing.

If we are unable to partner with a third party that has adequate sales, marketing, and distribution capabilities, we may have difficulty commercializing our product candidates, which would adversely affect our business, financial condition, and ability to generate product revenues.

Our reliance on third parties and our collaborations require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties for the advancement of our products platform, pre-clinical testing, quality control, clinical trials, and manufacturing activities, we must, at times, share trade secrets with them. Our collaborations with Servier and Pfizer, and any collaborations we may enter into in the future, may also lead to share certain of our trade secrets with our collaborators. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. In addition, agreements with third parties typically restrict the ability of such third parties to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the strategic alliance. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

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

Development of successful agricultural products using complex technology platforms such as gene-editing technologies requires significant levels of investment in research and development, including laboratory, greenhouse and field testing, to demonstrate their effectiveness and can take several years or more. For the three years ended December 31, 2017, 2016 and 2015, we incurred $6.1 million, $4.1 million and $2.9 million, respectively, on plant sciences research and development expenses. Our investment in plant sciences research and development may not result in significant product revenue over the next several years, if ever. Moreover, the successful application of gene-editing technologies can be unpredictable, and may prove to be unsuccessful when attempting to achieve desired traits in different crops and plants. For example, our gene-editing techniques may prove to be unsuccessful very early on during the discovery phase of new crop development based on technology limitations. Alternatively, even though we successfully implemented gene edits during the discovery phase, that trait may not ultimately appear in crops during field testing or crops may also exhibit other undesirable traits that adversely affect their commercial value.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	our plant products will fail to perform as expected in the field;

•	our plant products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

•	our plant products may have adverse effects on consumers;

•	consumer preferences, which are unpredictable and can vary greatly, may change quickly, making our plant products no longer desirable;

•	our competitors develop new plant products that taste better or have other more appealing characteristics than our plant products;

•	our plant products will be viewed as too expensive by food companies or farmers as compared to competitive products;

•	our plant products will be difficult to produce on a large scale or will not be economical to grow;

•	intellectual property and other proprietary rights of third parties will prevent us, our research and development partners, or our licensees from marketing and selling our plant products;

•	we may be unable to patent or otherwise obtain intellectual property protection for our discoveries in the necessary jurisdictions;

•	we or the food manufacturers that we sell our ingredients to may be unable to fully develop or commercialize products containing our plant products in a timely manner or at all; and

•	third parties may develop superior or equivalent products.

Lastly, the field of gene editing, particularly in the area of plants, is still in its infancy, and no products using this technology have reached the market. Negative developments in the field of gene editing, including with respect to adverse side effects, could harm the reputation of the industry and negatively impact our business.

Calyxt has never commercialized an agricultural product candidate and may lack the necessary expertise, personnel and resources to successfully commercialize any such product candidates.

Calyxt has never commercialized an agricultural product candidate. Our plant products are still in development, and there is no established market for them. Completion of product development could be protracted, and, although Calyxt expects to commercialize a first agricultural product candidate by the end of 2018, there can be no assurance that it will be able to successfully commercialize this product candidate. Any products may not be ready for commercial launch for several years, if ever. If we are not able to commercialize our existing or future agricultural product candidates on a significant scale, then we may not be successful in building a sustainable or profitable business at Calyxt. Moreover, we expect to price our plant products based on our assessment of the value that we believe they will provide to food manufacturers or farmers, rather than on the cost of production. If food manufacturers or farmers attribute a lower value to our products than we do, they may not be willing to pay the premium prices that we expect to charge. Pricing levels may also be negatively affected if our plant products are unsuccessful in producing the yields or traits we expect. Food manufacturers or farmers may also be cautious in their adoption of new plant products and technologies, with conservative initial purchases and proof of product required prior to widespread deployment. It may take several growing seasons for food manufacturers or farmers to adopt our plant products on a large scale.

To achieve commercial success of our agricultural product candidates, we will have to develop our own sales, marketing and supply capabilities by outsourcing these activities to third parties. Factors that may affect our ability to commercialize our agricultural product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of food manufacturers or farmers to purchase and use our agricultural product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing and maintaining a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our agricultural product candidates. We may not be able to build or maintain an effective sales and marketing organization for our plant products in North America or other key global markets. If we are unable to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.

We rely on third parties to conduct, monitor, support, and oversee field trials and other research services for plant product candidates in development, and any performance issues by third parties, or our inability to engage third parties on acceptable terms, may impact our ability to successfully commercialize such product candidates.

Prior to commercializing any agricultural product candidate, it is necessary to conduct large scale field trials to validate the desired plant product trait. These field trials can take one to two years to complete. We currently conduct field trials, and plan to conduct further field trials, of our agricultural product candidates in various geographies. We currently rely on third parties to conduct, monitor, support, and oversee these field trials. In some cases, these field trials are conducted outside of the United States, making it difficult for us to monitor the daily activity of the work being conducted by the third parties that we engage. Although we provide our third-party contractors with extensive protocols regarding the establishment, management, harvest, transportation and storage of our agricultural product candidates, we have limited control over the execution of field trials. Consequently, the success of these field trials depends upon the ability of these third parties to correctly follow our suggested protocols. However, there is no guarantee that third parties will devote adequate time and resources to our field trials or conduct the field trials in accordance with our protocols, including maintenance of all required field trial information. Any such failures may result in delays in the development of our agricultural product candidates or the incurrence of additional costs. Even if our third-party contractors adhere to our suggested protocols, field trials may fail to succeed for a variety of other reasons, including weather, disease or pests, improper timing of planting our seeds, or incorrect fertilizer use. Ultimately, we remain responsible for ensuring that each of our field trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our responsibilities.

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

We will rely on contractual counterparties and they may fail to perform adequately.

The commercial strategy for our plant business depends on our ability to contract with counterparties that provide, and in the future may provide, a variety of seed production companies, farmers, crushers, refiners, millers, transportation and logistics companies and lab equipment service providers. We plan to rely on these third parties to provide services along our supply chain and in our research and development functions. The failure of these counterparties to fulfill the terms of our agreements could cause disruptions in our supply chains, research efforts, commercialization efforts, and otherwise inhibit our ability to bring our products to market at the times and in the quantities as planned. For example, if our crushers and refiners fail to process our crops at the times and at the quantities as agreed, we may be unable to meet the demands of food manufacturers who we have contracted with to purchase our products, leading to lower sales and potential reputational damage and contractual liabilities. While we may have certain indemnification rights in our contracts with such counterparties, there is no assurance that such indemnification rights will be sufficient to cover any damage to us that would result from a failure of such a counterparty in their contractual arrangements with us.

Our crops are new, and if farmers and food processors are unable to work effectively with our crops, our various relationships, the reputation of our Calyxt business and the results of operations of Calyxt will be harmed.

We plan to provide farmers with information and protocols regarding the establishment, management, harvest, transportation and storage of our crops. These crop management recommendations may include equipment selection, planting and harvest timing, application of crop protection chemicals or herbicides and storage systems and protocols. Our general or specific protocols may not apply in all circumstances, may be improperly implemented, may not be sufficient, or may be incorrect, leading to reduced yields, crop failures or other production problems or losses. If farmers that are producing crops for our food ingredients experience these failures, we may be unable to provide plant product ingredients to food manufacturers on a timely basis or at all. If we are unable to deliver plant products in a timely basis or at all, or if farmers that are purchasing our seed in an effort to meet their yields experience these failures, or if our food processors are unable to process our crops effectively and efficiently, we will experience damage to our relationships, the reputation of our Calyxt business and the ability to successfully market our plant products. Further, the use of our seeds may require a change in current planting, rotation or agronomic practices, which may be difficult to implement or may discourage the use of our plant products by agricultural producers.

There are various reasons why our crops, once available, may fail to succeed, including weather, disease or pests, improper timing of planting our seeds, or incorrect fertilizer use. In addition, cross contamination of our plant products can happen in any step of the supply chain. Statements by potential customers about negative experiences with our plant products could harm our reputation, and the decision by these parties not to proceed with large-scale seed purchases could harm our business, revenue and the ability to achieve profitability.

The successful commercialization of our plant products depends on our ability to produce high-quality plants and seeds cost-effectively on a large scale and to accurately forecast demand for our plant products and we may be unable to do so.

The production of commercial-scale quantities of seeds requires the multiplication of the plants or seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of any agricultural product candidate we successfully develop depends on our ability to scale our production processes to produce plants and seeds in sufficient quantity to meet demand. For example, food ingredients such as soybean oil and wheat flour, will require optimized production and commercialization of the underlying plant and seed harvests. We cannot assure that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for the plant products in our pipeline. Even if we are successful in developing ways to increase yields and enhance quality, we may not be able to do so cost-effectively or on a timely basis, which could adversely affect our ability to achieve profitability. If we are unable to maintain or enhance the quality of our plants and seeds as we increase our production capacity, including through the expected use of third parties, we may experience reductions in food manufacturer or farmer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable plants and seeds, we will need to make seed production decisions well in advance of plant product sales. Our ability to accurately forecast demand can be adversely affected by a number of factors outside of our control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product sales revenue, damage our reputation in the market and adversely affect relationships. Any surplus in the amount of plant products we have on hand may negatively impact cash flows, reduce the quality of our inventory and ultimately result in write-offs of inventory. Additionally, we will take financial risk in our plant product inventory given that we will have to keep the inventory marked to market. Any failure on our part to produce sufficient inventory, or overproduction of a particular product, could harm our business, results of operations and financial condition. In addition, food manufacturers or farmers may cancel orders or request a decrease in quantity at any time prior to delivery of the plants or seeds, which may lead to a surplus of our plant products.

In addition, while we estimate that the potential size of our target markets for our plant products is significant, that estimate has not been independently verified and is based on certain assumptions that may not prove to be accurate. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for our plant products and therefore adversely impact our future business prospects, results of operation and financial condition.

We face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do.

The market for agricultural biotechnology products is highly competitive, and we face significant direct and indirect competition in several aspects of our business. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of advanced biotechnology traits. Other potentially competitive sources of improvement in crop yields include improvements in crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology, seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors. Additionally, competition for providing more nutritious ingredients for food companies come from chemical-based ingredients, additives and substitutes, which are developed by various companies. The majority of these competitors have substantially greater financial, technical, marketing, sales, distribution and other resources than we do, such as larger research and development staff, more experienced marketing and manufacturing organizations and more well-established sales forces. As a result, we may be unable to compete successfully against our current or future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our plant products. We expect to continue to face significant competition in the markets in which we intend to commercialize our plant products.

Many of our competitors engage in ongoing research and development, and technological developments by our competitors could render our plant products less competitive, resulting in reduced sales compared to our expectations. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to: control manufacturing and marketing costs; effectively price and market our plant products; successfully develop an effective marketing program and an efficient supply chain; develop new plant products with properties attractive to food manufacturers or farmers; and commercialize our plant products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

From time to time, certain seed and chemical companies that are potential competitors of Calyxt may seek new traits or trait development technologies and may seek to license our technology. We have, in the past, entered into such licensing arrangements and may continue to enter into such arrangements in the future. Some of these companies may have significantly greater financial resources and may even compete with Calyxt’s business. In determining whether to license traits and/or trait development technologies to a potential competitor, we evaluate the potential financial benefits to Calyxt in addition to the focus of such companies’ trait pipelines and the likelihood that their plant product candidate programs could compete with Calyxt’s own plant product candidate pipeline. Although we do not believe that any of our existing licenses poses a competitive threat to Calyxt’s business model or existing plant product candidate pipeline, in such circumstances, competitors could use our technologies to develop their own products that would compete with Calyxt’s product candidates.

We also anticipate increased competition in the future as new companies enter the market and new technologies become available, particularly in the area of gene editing. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenue from the commercialization of our plant products. At the same time, the expiration of patents covering existing plant products reduces the barriers to entry for competitors.

The commercial success of our consumer-centric plant products is reliant on the needs of food manufacturers and the recognition of shifting consumer preferences.

The commercial success of our consumer-centric plant products will depend in part on the success of the food manufacturer’s products that our plant products are included in. We will not control the marketing, distribution, labeling or any other aspects of the sale and commercialization of the food manufacturers’ food products in which our plant products are an ingredient. Consumer preferences may be a significant driver in the success of our food manufacturer customers in their efforts to sell foods products including our plant products. While current trends indicate that consumer preferences may be moving towards “healthier” options, we cannot predict whether such trends will continue or which types of food products will be demanded by consumers in the future. Additionally, as health and nutritional science continues to progress, consumer perception of what foods, nutrients and ingredients are considered “healthy” may shift. We and our food manufacturer customers may not be dynamic enough in responding to consumer trends and creating products that will be demanded by consumers in the future. Failure by our food manufacturer customers to successfully recognize consumer trends and commercialize and sell their products which contain our ingredients could lower demand for our products and harm our business, results of operations and financial condition.

Farmers may not recognize the value in our farmer-centric products.

The commercial success of our farmer-centric plant products will rely on convincing farmers of the benefits to yield and natural resource usage. Farmers may not recognize the value of our farmer-centric plant products and may opt to use other seed products in the market with different varieties. The margins in the farmer-centric seed industry have historically been very narrow, so we may not be able to produce farmer-centric seed products at costs that would be competitive for our farmer customers, which may lead to a reduction in demand for our plant products.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our plant sciences business.

The ability to grow our plant products is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries in which we plan to source a significant percentage of our plant products. In extreme cases, entire harvests may be lost in some geographic areas. Such adverse conditions can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

The ability to grow our plant products is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. The costs to control disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such infestations will continue to be effective. These infestations can also increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

We expect our plant sciences business will be highly seasonal and subject to weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of plant products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. As we have not yet made any sales of our plant products, we have not yet experienced the full nature or extent to which this business may be seasonal. Furthermore, significant fluctuations in market prices for agricultural inputs and crops could also have an adverse effect on the value of our plant products. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by food manufacturers or farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds, as well as adversely impact the agricultural industry as a whole in various regions. Disruptions that cause delays by food manufacturers or farmers in harvesting or planting can result in the movement of orders to a future quarter. Disruptions that cause delays by our farmers in harvesting could create us to be delayed, or to fail entirely in delivering food ingredients to food manufacturers. Any of those delays or failures would negatively affect the quarter in which they occur and cause fluctuations in our operating results.

The successful commercialization of our plant products may face challenges from public perceptions of genetically engineered products and ethical, legal, environmental, health and social concerns.

The successful commercialization of our agricultural product candidates depends, in part, on public acceptance of genetically engineered agricultural products. Any increase in negative perceptions of gene editing or more restrictive government regulations in response thereto, would have a negative effect on our business and may delay or impair the development and commercialization of our plant products.

The commercial success of our plant products may be adversely affected by claims that biotechnology plant products are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas.

If we are not able to overcome these concerns, our plant products may not achieve market acceptance. Any of the risks discussed below could result in expenses, delays or other impediments to our development programs or the market acceptance and commercialization of our plant products:

•	public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and biotechnology plant products, which could influence public acceptance of our technologies and products;

•	public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could weaken our intellectual property rights with respect to our genetic material and discourage research and development partners from supporting, developing or commercializing our plant products and technologies; and

•	failure to maintain or secure consumer confidence in, or to maintain or receive governmental approvals for, our plant products.

Any future labeling requirements could heighten these concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

The regulatory environment in the United States for genetically engineered plant products is uncertain and evolving. Changes in the current application of these laws and regulations would have a significant adverse impact on our ability to develop and commercialize our plant products.

Changes in applicable regulatory requirements could result in a substantial increase in the time and costs associated with developing our plant products and negatively impact our operating results. In the United States, the United States Department of Agriculture, or USDA, regulates, among other things, the introduction (including the importation, interstate movement, or release into the environment such as field testing) of organisms and products altered or produced through genetic engineering that are plant pests or that there is reason to believe are plant pests. Such organisms and products are considered “regulated articles.” However, a petitioner may submit a request for a determination by the USDA of “nonregulated status” for a particular article. A petition for determination of nonregulated status must include detailed information, including relevant experimental data and publications, and a description of the genotypic differences between the regulated article and the nonmodified recipient organism, among other things. We previously submitted a request for a determination of “nonregulated status” to the USDA for our potato product candidates, our high oleic and low linolenic soybean product candidates, our improved quality alfalfa product candidate and our powdery mildew-resistant wheat product candidate. The USDA confirmed in writing that each of these agricultural product candidates is not deemed to be a “regulated article” under the Plant Protection Act because it does not contain genetic material from plant pests. In the event any of our agricultural product candidates are found to contain inserted genetic material or otherwise differ from the descriptions we have provided to the USDA, the USDA could determine that such agricultural product candidates are regulated articles, which would require us to comply with the permit and notification requirements of the Plant Protection Act. While we believe that the USDA’s reasoning will continue to extend to our other agricultural product candidates, we have not obtained a determination from the USDA that any of our other agricultural product candidates are not “regulated articles” under these regulations. USDA’s regulations also require that companies obtain a permit or file a notification before engaging in the introduction (including the importation, interstate movement, or release into the environment such as field testing) of “regulated articles.” We cannot predict whether advocacy groups will challenge existing regulations and USDA determinations or whether the USDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modifies regulations in a way that will subject our plant products to more burdensome standards, thereby substantially increasing the time and costs associated with developing our agricultural product candidates. Moreover, we cannot assure you that the USDA will apply this same analysis to any of our other agricultural product candidates in development. Complying with USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could substantially delay or prevent the commercialization of our plant products.

Our plant products may also be subject to extensive FDA food product regulations. Under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act, or FDCA, any substance that is reasonably expected to become a component of food added to food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (generally recognized as safe, or GRAS), or unless the use of the substance is otherwise excluded from the definition of a food additive, and any food that contains an unsafe food additive is considered adulterated under section 402(a)(2)(C) of the FDCA. The FDA may classify some or all of our agricultural product candidates as containing a food additive that is not GRAS or otherwise determine that our plant products contain significant compositional differences from existing plant products that require further review. Such classification would cause these agricultural product candidates to require pre-market approval, which could delay the commercialization of these plant products. In addition, the FDA is currently evaluating its approach to the regulation of gene-edited plants. For example, on January 18, 2017, the FDA announced a Request for Comments, or RFC, seeking public input to help inform its regulatory approach to human and animal foods derived from plants produced using gene editing. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of our agricultural product candidates, which could negatively affect our profitability. Any delay in the regulatory consultation process, or a determination that our plant products do not meet regulatory requirements, by the FDA could cause a delay in the commercialization of our plant products, which may lead to reduced acceptance by food manufacturers, farmers or the public and an increase in competitor products that may directly compete with ours.

The regulatory environment outside the United States varies greatly from region to region and is less developed than in the United States.

The regulatory environment around gene editing in plants for food ingredients is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, and which may encapsulate our plant products. The two leading jurisdictions, the United States and the European Union, or the EU, do, and may continue to in the future, have distinctly different regulatory regimes with different rules and requirements. We cannot predict how the global regulatory landscape regarding gene editing in plants for food ingredients will evolve and may incur increased regulatory costs as regulations in the jurisdictions in which we operate change.

In the EU, genetically modified foods can only be allowed on the market once they have been authorized subject to rigorous safety assessments. The procedures for evaluation and authorization of genetically modified foods are governed by Regulation (EC) 1829/2003 on genetically modified food and feed and Directive 2001/18/EC on the release of genetically modified organisms, or GMOs, into the environment. If the GMO is not to be used in food or feed, then an application must be made under Directive 2001/18/EC. If the GMO is to be used in food or feed (but it is not grown in the EU) then a single application for both food and feed purposes under Regulation 1829/2003 should be made. If the GMO is used in feed or food and it is also grown in the EU, an application for both cultivation and food/feed purposes needs to be carried out under Regulation (EC) 1829/2003. A different EU regulation, Regulation (EC) 1830/2003, regulates the labeling of products that contain GMOs that are placed on the EU market. There are currently legislative proposals in the EU that would allow EU Member States to restrict or prohibit growing GMOs in their territory, on a range of environmental grounds, even if such crops were previously authorized at EU level. Should these proposals become law, growing GMOs may become more difficult in individual EU Member States.

We cannot predict whether or when any jurisdiction will change its regulations with respect to our plant products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval activities or influence public opinion against genetically engineered and/or gene-edited plant products. In addition, governmental reaction to negative publicity concerning our plant products could result in greater regulation of genetic research and derivative products or regulatory costs that render our plant products cost prohibitive.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of our plant products. As a result, our plant products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against us, which could result in significant expenses and management attention.

If we are sued for defective plant products and if such lawsuits were determined adversely, we could be subject to substantial damages, for which insurance coverage is not available.

We may be held liable if any plant product we develop, or any product that uses or incorporates, any of our technologies, causes injury or is found otherwise unsuitable during marketing, sale or consumption. For example, the detection of unintended trait in a commercial seed variety or the crops and products produced may result in physical injury to consumers resulting in potential liability for us as the seed producer or technology provider. If this were to occur, we could be subject to claims by multiple parties based not only on the cost of our plant products but also on their lost profits and business opportunities, including but not limited to trade disruption. Courts could levy substantial damages against us in connection with claims for injuries allegedly caused by use of our plant products. We do not currently have insurance coverage for such claims. In addition, the detection of unintended traits in our seeds could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished plant product.

Our plant sciences activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

Calyxt’s current headquarters and certain research and development operations are located in New Brighton, Minnesota and Calyxt’s new headquarters and research facilities are located in Roseville, Minnesota. The greenhouse for the new headquarters is operational and the remainder of the new facility which includes an office, labs and demonstration kitchen are expected to be operational in the first half of 2018. Our seed production takes place primarily in the United States and Argentina. Warehousing for seed storage, which is conducted by a third-party contractor, is located primarily in Minnesota and Wisconsin. We may use a limited number of processing partners which may be located in concentrated areas. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. However, a natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or acts of vandalism, could cause substantial delays in our operations, damage or destroy our equipment, inventory or development projects, and cause us to incur additional expenses.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. Future government policies in the United States or in other countries may discourage food manufacturers or farmers from using our products or encourage the use of products more advantageous to our competitors, which would put us at a commercial disadvantage and could negatively impact our future revenues and results of operations.

The overall agricultural industry is susceptible to commodity price changes and we, along with our food manufacturing customers and farmer customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We will be susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate. We do not engage in hedging or speculative financial transactions nor do we hold or issue financial instruments for trading purposes.

Risks Related to Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property estate, including with respect to our product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

•	we or our licensors may not have been the first to invent the technology covered by our or their pending patent applications or issued patents;

•	we cannot be certain that we or our licensors were the first to file patent applications covering our product candidates, including their compositions or methods of use, as patent applications in the United States and most other countries are confidential for a period of time after filing;

•	others may independently develop identical, similar or alternative products or compositions or methods of use thereof;

•	the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we or our licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide us a significant business opportunity;

•	any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in our or our licensors’ patent claims being narrowed, invalidated or held unenforceable;

•	our compositions and methods may not be patentable;

•	others may design around our or our licensors’ patent claims to produce competitive products that fall outside of the scope of our or our licensors’ patents; and

•	others may identify prior art or other bases upon which to challenge and ultimately invalidate our or our licensors’ patents or otherwise render them unenforceable.

Even if we own, obtain or in-license patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights or other intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop and, if approved, commercialize our product candidates. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications may have priority over patent applications filed by us or our licensors.

Obtaining and maintaining a patent portfolio entails significant expense of resources. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. We or our licensors may or may not choose to pursue or maintain protection for particular intellectual property in our or our licensors portfolio. If we or our licensors choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. In some cases, the prosecution and maintenance of our licensed patents is controlled by the applicable licensor. If such licensor fails to properly prosecute and maintain such patents, we could lose our rights to them, which could materially impair any competitive advantage afforded by such patents. Furthermore, we and our licensors employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we and they are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent prosecution and maintenance process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our or our licensors’ patents or a finding that they are unenforceable. We or our licensors may or may not choose to pursue litigation or other actions against those that have infringed on our or their patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In some cases, the enforcement and defense of patents we in-license is controlled by the applicable licensor. If such licensor fails to actively enforce and defend such patents, any competitive advantage afforded by such patents could be materially impaired. In addition, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we or our licensors can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.

The patent positions of biotechnology and biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological and biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any such patents and patent applications may have a material adverse effect on our business.

Furthermore, even if not challenged, our or our licensors’ patents and patent applications may not adequately protect our product candidates or technology or prevent others from designing their products or technology to avoid being covered by our or our licensors’ patent claims. If the breadth or strength of protection provided by the patents we own or license with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and could threaten our ability to successfully commercialize, our product candidates. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any notice or compensation to us, or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we or our licensors fail to obtain and maintain patent protection and trade secret protection of our product candidates and technology, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and have a material adverse effect on our business.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2019 to 2033, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

Developments in patent law could have a negative impact on our business.

From time to time, the United States Supreme Court, or the Supreme Court, other federal courts, the United States Congress, the USPTO and similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on our business.

The Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, the patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our licensors’ patent applications and the ability of us and our licensors’ to obtain patents and to enforce or defend any patents that may issue from such patent applications, all of which could have a material adverse effect on our business.

In addition, recent Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the Supreme Court, the United States Congress, the federal courts, the USPTO and similar foreign authorities, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Because we rely on third parties for the advancement of our products platform, pre-clinical testing, quality control, clinical trials, and manufacturing activities, we must, at times, share trade secrets with them, and our collaborations with Servier and Pfizer, and any collaborations we may enter into in the future, may also lead to share certain of our trade secrets with our collaborators.

We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, intellectual property assignment, collaborative research agreements, consulting agreements or other similar agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to us.

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

Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we or our licensors have patent protection, but where the ability to enforce our or our licensors’ patent rights is not as strong as in the United States. These products may compete with our products and our intellectual property rights and such rights may not be effective or sufficient to prevent such competition.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we or our licensors may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies, and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce our and our licensors’ patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our or our licensors’ efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert rights to inventions we develop or otherwise regard as our own.

Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our strategic alliances. These agreements provide that we must negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the strategic alliance. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective alliance. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a collaborator’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products and technology, or may lose our rights in that intellectual property. Either outcome could have a material adverse effect on our business.

In addition, the research resulting in certain of our in-licensed patent rights and technology was funded in part by the United States government. As a result, the United States government has certain rights to such patent rights and technology, which include march-in rights. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to the United States industry. Any exercise by the government of any of the foregoing rights could have a material adverse effect on our business.

We may not identify relevant third party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We currently employ, and may in the future employ, individuals who were previously employed at universities or other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Any infringement, misappropriation or other violation by us of intellectual property rights of others may prevent or delay our product development efforts and may prevent or increase the costs of our successfully commercializing our product candidates, if approved.

Our success will depend in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. We cannot assure you that our business operations, products, product candidates and methods and the business operations, products, product candidates and methods of our collaborators do not or will not infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties.

The biotechnology and biopharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our products, product candidates or the use of our technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorneys’ fees if we or our collaborators are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same intellectual property rights or technologies licensed to us. In addition, if any such claim were successfully asserted against us and we could not obtain a license, we or our collaborators may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products, product candidates or other infringing technology, or those we develop with our collaborators.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

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

We may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize our product candidates.

We have rights, through licenses from third parties and under patents that we own, to the intellectual property to develop our product candidates. Because our programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently, and these rights may be held by others. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights. Even if we are able to acquire or in-license such rights, we may be unable to do so on commercially reasonable terms. The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size and greater capital resources and development and commercialization capabilities.

For example, we sometimes collaborate with academic institutions to accelerate our research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic alliance. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license to us intellectual property and proprietary rights. We also may be unable to license or acquire third-party intellectual property and proprietary rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully acquire or in-license rights to required third-party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights we have, we may have to cease development of the relevant program, product or product candidate, which could have a material adverse effect on our business.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market products or product candidates covered by the license.

In addition, disputes may arise regarding the payment of the royalties or other consideration due to licensors in connection with our exploitation of the rights we license from them. Licensors may contest the basis of payments we retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.

In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing products using such intellectual property. In addition, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, which could harm our business significantly. In other cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. We may also require the cooperation of our licensors to enforce any licensed patent rights, and such cooperation may not be provided. Moreover, we have obligations under these license agreements, and any failure to satisfy those obligations could give our licensor the right to terminate the agreement. Termination of a necessary license agreement could have a material adverse impact on our business.

Under each of the material exclusive licenses granted to us, the licensor controls the prosecution of patents covered by the license. Under our collaboration agreement with Pfizer, we and Pfizer each generally control the prosecution of our respective owned patents, and Pfizer has the first right to elect to control the prosecution of certain jointly-developed intellectual property. Under our collaboration agreement with Servier, we and Servier each generally control the prosecution of our respective owned patents, and we generally control the prosecution of joint patents, unless Servier exercises its option under the agreement to obtain an exclusive license to further develop, manufacture and commercialize a product candidate, in which case Servier will control prosecution of the joint patents. In addition, Servier currently controls prosecution of those patent rights covering solely UCART19. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the basis of royalties and other consideration due to our licensors;

•	the extent to which our products, product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

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

As of December 31, 2017, we had 131 full-time employees and we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder and Chief Executive Officer; Dr. David Sourdive, our co-founder and Executive Vice President, Technical Operations; Eric Dutang, our Chief Financial Officer; and Dr. Philippe Duchateau, our Chief Scientific Officer. The loss of the services of these key executive officers could have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, regulatory, medical, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business.

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

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us. The loss of the services of any of our key executive officers or other officers or senior employees within a short timeframe, and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations. We do maintain “key man” insurance policies on the lives of our co-founders. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

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

In addition, our subsidiary Calyxt is a U.S. public company, and is also subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Having a U.S. public company subsidiary has impacted the disclosure of our financial information and has increased our legal and financial compliance costs.

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

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The CIR receivable of $8.2 million as of December 31, 2017, is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevent official guidelines. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs or loss of personal data.

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

Recently enacted U.S. federal income tax reform may adversely affect the operations of our U.S. subsidiaries.

On December 22, 2017, U.S. tax reform legislation known as the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act makes substantial changes to U.S. tax law, including a reduction in the corporate tax rate, a limitation on the use of new operating losses to offset future taxable, the modification or repeal of certain business deductions and credits, and new rules designed to prevent erosion of the U.S. income tax base such as a new minimum tax, called the Base Erosion and Anti-abuse Tax, applicable to certain U.S. corporations that make certain payments to related foreign persons). Furthermore, the subject to the possibility of future legislation, provisions of the Act relating to certain agricultural cooperatives disadvantage independent companies such as Calyxt, which originate grain from farmers. We expect the TCJA to have significant effects on our U.S. subsidiaries, some of which may be adverse. The extent of the impact remains uncertain at this time and is subject to other regulatory or administrative developments, including any regulations or other guidance promulgated by the U.S. Internal Revenue Service, or IRS.

Risks Related to Ownership of Our Ordinary Shares and ADSs

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2017 taxable year and do not anticipate becoming a PFIC for the current or future taxable years. However, we cannot assure you that we will not be classified as a PFIC for the current or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. While we may have been a PFIC for previous taxable years and although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2017 taxable year and at this time do not anticipate becoming a PFIC for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for the current or future taxable years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our stock, which has fluctuated and is likely to continue to fluctuate, substantially. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences. See the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report.

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

Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $16.09 and as high as $50.00 through March 12, 2018. The market price of the ADSs may fluctuate significant in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	our failure to develop and commercialize our product candidates;

•	adverse results of delays in our or any of our competitors’ pre-clinical studies or clinical trials;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, strategic alliances, or capital commitments;

•	adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;

•	the termination of a strategic alliance or the inability to establish additional strategic alliances;

•	unanticipated serious safety concerns related to the use of any of our product candidates;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	inconsistent trading volume levels of our ADSs;

•	price and volume fluctuations in trading of our ordinary shares on the Euronext Growth market of the Euronext in Paris;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	our inability to obtain reimbursement by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

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

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 47.21% of our ordinary shares outstanding (including those underlying our ADSs) as of February 28, 2018. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

We believe that additional capital may be needed in the future to continue our planned operations, including conducting our planned clinical trials, manufacturing and commercialization efforts, expanded research and development activities and costs associated with operating as a public company. As of February 28, 2018, approximately 7,664,904 of our outstanding ordinary shares (excluding those underlying ADSs) are held by directors, executive officers and other affiliates and continue to be subject to resale limitations under Rule 144 under the Securities Act. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of our ordinary shares and/or ADSs could decline significantly. In addition, the sale of these securities could impair our ability to raise capital through the sale of additional securities.

Risks Related to Investing in a Foreign Private Issuer or French Company

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	a merger (i.e., in a French law context, stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defence following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by its chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board of directors’ decisions;

•	our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder’s choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain direct or indirect investments in us; see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	transfers of shares shall comply with applicable insider trading rules;

•	in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder in addition to other certain obligations; see the section of this Annual Report titled “Declaration of Crossing of Ownership Thresholds”; and

•	pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting.

Holders of our ADSs do not directly hold our ordinary shares.

As an ADS holder, you are not treated as one of our shareholders and you do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, Citibank, N.A., is the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you have ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

Holders of our ADSs may not be able to exercise their right to vote the ordinary shares underlying such ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

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

According to French law, if we issue additional shares or securities for cash giving right, immediately or in the future, to new shares, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding in our company unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement for our ADSs provides that the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case holders of our ADSs will receive no value for these rights.

Holders of our ADSs may be subject to limitations on the transfer of such ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel such ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of such ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, holders of our ADSs may not be able to cancel such ADSs and withdraw the underlying ordinary shares when such holders owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

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

Our legal and commercial name is Cellectis S.A. We were incorporated as a société anonyme, or S.A., under the laws of the French Republic on January 4, 2000 for a period of 99 years. We are registered at the Paris Registre du Commerce et des Sociétés under the number 428 859 052. Our principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France, and our telephone number is +33 1 81 69 16 00. Our agent for service of process in the United States is Cellectis, Inc. located at 430 East 29th Street, New York, New York 10016. We also maintain a website at www.cellectis.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our actual capital expenditures and additions to intangible assets for the years ended December 31, 2015, 2016 and 2017 together amounted to $4.4million, $14.6 million and $2.6 million, respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2018 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

On January 21, 2015, we signed a lease for an administrative and research facility in New York, New York to enhance our presence in the United States. This facility, which includes large state-of-the-art research laboratories, opened on April 8, 2015, and supports the development of our CAR-T pipeline. In March 2016, we entered into a lease for a 26,928 square-foot space in Montvale, New Jersey, which we intend to discontinue before its scheduled expiration in September 2026.

In March 2016, Calyxt acquired 10-acres in 2 parcels in Roseville, Minnesota, and a headhouse and a greenhouse were built and they have been in operations since September 2016. In the third quarter of 2017, Calyxt entered into a sale and lease-back agreement related to these land and buildings. See Item 4D for further information.

B.	Business Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells will allow us to develop cost-effective, off-the-shelf products that are capable of being cryopreserved, stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Cancer is the second-leading cause of death in the United States and accounts for one in four deaths. Immuno-oncology seeks to harness the power of the body’s immune system to target and kill cancer. A key to this effort is a type of white blood cell known as the T-cell, which plays an important role in identifying and killing cancer cells. Unfortunately, cancer cells often develop mechanisms to evade the immune system. CARs, which are engineered receptors that can be expressed on the surface of T-cells, provide the T-cells with a specific targeting mechanism, thereby enhancing its ability to seek, identify, interact with and destroy tumor cells bearing a selected antigen. Research and development of CAR T-cell immunotherapies currently focuses on two approaches: autologous and allogeneic therapies. Autologous CAR T-cell immunotherapies modify a patient’s own T-cells to target specific antigens that are located on cancer cells. This type of therapy requires an individualized immunotherapy product for each patient and is currently being tested in clinical trials by several academic institutions, and biotechnology and pharmaceutical companies. In contrast, an allogeneic CAR T-cell immunotherapy is an approach by which a cancer patient is infused with a mass-produced, off-the-shelf immunotherapy product derived from a healthy T-cell donor. Our initial focus is on developing allogeneic treatments, and we believe that we are the leading company pursuing this approach.

Gene editing is a type of genetic engineering in which DNA is inserted, deleted, repaired or replaced from a precise location in the genome. The most fundamental challenge of gene editing is the need to specifically and efficiently target a precise DNA sequence within a gene. Our proprietary nuclease-based gene-editing technologies, combined with 18 years of genome engineering experience, allow us to edit any gene with highly precise insertion, deletion, repair and replacement of DNA sequences. Our nucleases, including a particular class of proteins derived from transcription activator-like effectors act like DNA scissors to edit genes at precise target sites and allow us to design allogeneic CAR T-cells. Our patented PulseAgile electroporation technology allows us to efficiently deliver our clinical grade nucleases into human cells while preserving cell viability, making it particularly well-suited for a large-scale manufacturing process. We believe these technologies will enable our clinical grade drug therapeutic products to be manufactured, cryopreserved, stored, distributed broadly and infused into patients in an off-the-shelf approach.

We are developing products internally and through strategic alliances with Pfizer and Servier. We believe that our alliances with Pfizer and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field and the strength of our intellectual property portfolio.

In 2016, Servier commenced two Phase I clinical studies for UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), the CALM study, and one in pediatric ALL, the PALL study. The CALM study is commenced in the United Kingdom, the United States, and France, and the PALL study is commenced in the United Kingdom, Belgium and France. We refer in this Annual Report to the CALM and the PALL studies, collectively, as the UCART19 Clinical Studies. In November 2015, when we exclusively licensed the rights to UCART19 to Servier, Servier also announced that it had granted Pfizer the exclusive rights for the development and the commercialization of UCART19 in the United States. Consequently, Servier’s CALM study in the United States is conducted in collaboration with Pfizer. In addition to early data presented by Servier and Pfizer during a meeting at the National Institutes of Health’s Recombinant DNA Advisory Committee (or “RAC”) held on December 14, 2016, in December 2017, Servier presented intermediate results from the UCART19 Clinical Studies during the American Society for Hematology (ASH) annual conference. Such intermediate results show 83% complete remission rate across the two studies: five out of seven patients achieving minimal residual disease (MRD) negativity in the CALM study at 28th day after the infusion and all five children achieving MRD negativity in the PALL study at the 28th day after the infusion. Additional data will be presented on March 21, 2018 during the European Society for Blood and Marrow Transplantation Annual Meeting.

With respect to UCART123, we obtained the unanimous approval of the RAC on December 14, 2016 to start two proposed studies in the United States. In December 2016, we submitted an Investigational New Drug (IND) application for UCART123 with respect to two proposed Phase I studies to be conducted, one in Acute Myeloid Leukemia (AML) and one in Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN). In February 2017, the FDA approved the IND and the first patients were enrolled during 2017. Due to a death in the BPDCN study, the FDA placed a clinical hold on both trials in September 2017 which was lifted by the FDA in November 2017, based on revised protocols. The Phase I clinical study in AML is performed by Weill Cornell and MD Anderson Cancer Center, and the Phase I clinical study in BPDCN is performed by MD Anderson Cancer Center. We refer in this Annual Report to the AML and the BPDCN studies, collectively, as the UCART123 Clinical Studies.

Additionally, we are pursuing proprietary pre-clinical programs (for UCARTCS1, for UCART22, and for other UCART product candidates). Our objective is to file, directly or indirectly, one Investigational New Drug, or IND, application (or foreign equivalent), per year from our maturing product candidates portfolio.

Our vision in the biopharmaceutical industry is to continue to leverage the potential of gene editing to deliver revolutionary products that address unmet medical needs. Our initial focus is to apply our leadership in gene-editing technology to develop and commercialize best-in-class allogeneic CAR T-cell therapeutic products in the area of immuno-oncology.

Until July 2017, we fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its initial public offering on the Nasdaq Global Market, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including the full exercise by the underwriters of their over-allotment option). The Company received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, we purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds from us to cover a portion of the outstanding obligations owed to Cellectis. As of December 31, 2017, Cellectis owns approximately 79.7% of Calyxt’s common stock. In connection with Calyxt’s initial public offering, we and Calyxt entered into certain agreements that related to our relationship with Calyxt prior to the IPO or that provide a framework for our ongoing relationship with Calyxt. Calyxt is focused on using TALEN gene editing technology to provide healthier food products for a growing population across the world.

Our Immuno-oncology Pipeline

Our lead immuno-oncology product candidates, which we refer to as UCARTs, or universal CARTs, are all allogeneic CAR T-cells engineered to be used for treating any patient with a particular cancer type. Each UCART product candidate targets a selected antigen expressed on tumor cells and bears specific engineered attributes, such as compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing using our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic malignancies space, targeting diseases with high unmet needs such as acute lymphoblastic leukemia (ALL), acute myeloid leukemia (AML), multiple myeloma (MM) and different types of lymphomas. In 2017, we commenced UCART123 Clinical Studies. All of our other fully-controlled product candidates are currently in the pre-clinical proof-of-concept phase, and the following chart highlights some of these product candidates:

*	or foreign equivalent
**	UCART19 is exclusively licensed to Servier and under a joint clinical development agreement between Servier and Pfizer

With respect to our two most advanced pre-clinical product candidates, we intend to file an IND for our UCART22 product candidate in the United States in the first half of 2018 and an IND for UCART CS1 in 2019. All the above products are engineered T-cell product candidates that bear CARs that seek to kill cells expressing targets (e.g., CD123, CS1, and CD22), which are found in other hematologic tumors, such as acute myeloid leukemia, or AML, and multiple myeloma, or MM, as well as acute lymphoblastic leukemia, or ALL.

Strategic Alliances

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have pursued a strategy of forging strong pharmaceutical alliances. We believe that our strategic alliances with Servier and Pfizer validated our technology platform, our strong expertise in the allogeneic CAR T-cells field, our approach to CAR T-cell development and the strength of our intellectual property portfolio. Our strategic alliances include upfront and potential milestone payments to us of up to $3.9 billion and high single digit royalties on future sales.

Collaboration with Servier

In February 2014, we entered into a strategic collaboration agreement with Servier to develop and commercialize certain product candidates. Pursuant to the agreement, Servier made an upfront payment of $8.2 million. In addition, the strategic alliance, as amended in November 2015, provides for aggregate additional payments of up to $1,064 million, comprising payments upon the exercise of each option granted to Servier and payments upon the occurrence of certain specified development and commercial milestones. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. This agreement covers the development and the potential commercialization of the lead product candidate, UCART19, as well as other product candidates directed at four other targets. Under the terms of the agreement, we will be responsible for the research and development of certain product candidates through the end of their respective Phase I clinical trials. We granted Servier an exclusive option to obtain an exclusive, worldwide license on a product candidate-by-product candidate basis, with respect to each target selected by Servier and developed under the agreement, to further develop, manufacture and commercialize such product in the field of anti-tumor adoptive immunotherapy. Upon exercising each such option, Servier will assume responsibility for the further clinical development, manufacture and commercialization of the relevant product candidate. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have entered into an exclusive global license and collaboration agreement, under which Pfizer has obtained exclusive rights to develop and commercialize UCART19 in the United States.

Collaboration with Pfizer

In June 2014, we entered into a global strategic collaboration agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at targets selected by Pfizer or us in the field of oncology. Pursuant to the agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s equity investment in our Company. In addition, the strategic alliance provides for up to $2.8 billion in potential clinical and commercial milestone payments. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. We may also receive funding for research and development costs associated with the Pfizer-selected targets and for four Cellectis-selected targets within the alliance. Pfizer has exclusive rights to pursue development and commercialization of products for a total of fifteen targets of their choice, which have all been selected.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell engineering platform.

The key elements of our strategy are to:

•	Accelerate our clinical operations in order to accumulate data on our product candidates and prove their value. Clinical data will be the lever to confirm the efficacy and value of the allogeneic CAR T-cell approach and bring breakthrough innovation to patients.

•	Continue to leverage our cell-engineering platform to develop additional UCART product candidates and to expand our clinical pipeline of CAR T-cell product candidates in the coming years.

•	Leverage our existing and potential future alliances to advance our research and to bring products to market. Our strategic alliances for the development of CAR T-cell applications in oncology provide us with funding for research and development, and may provide milestone payments and royalties on sales. We may enter into additional strategic alliances to facilitate our development and commercialization of CAR T-cell immunotherapy products.

•	Expand our product pipeline to other therapeutic indications with unmet medical needs. We intend to continue using our gene-editing technologies in therapeutic applications beyond immuno-oncology, including the treatment of chronic infectious diseases, autoimmune diseases and allergic diseases.

•	Utilize our gene-editing platform to develop plant products, through our 79.3% (as of February 28, 2018) ownership in Calyxt, for the multibillion dollar agricultural-biotechnology market. Calyxt is applying our gene-editing technologies to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. By selecting and inactivating target genes in certain agricultural crops, we believe Calyxt can produce unique variants with consumer benefits. For example, Calyxt is developing a diversified portfolio spanning across five core crops and a multitude of product candidates, which include innovative consumer-centric product candidates as well as innovative, farmer-centric solutions.

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

T-cells and T-cell Receptors (TCRs)

T-cells are a class of white blood cells that carry a specific TCR at their surface that allows them to recognize and kill other cells that express antigens foreign to the individual. Normal cells express a set of specific molecules, called human leukocyte antigen, or HLA, at their surface. HLA is associated with small fragments, or peptides of the proteins expressed inside the cell or processed from the extracellular body fluids. Abnormal or foreign proteins (viruses, for example) can attach to HLAs and be presented at the cell’s surface and be recognized by T-cells through these HLA-peptide complexes and identified as foreign antigens. This recognition triggers the activation of the T-cells, which destroy the foreign HLA-peptide complex-bearing cell, secrete specific cytokines attracting other immune-competent cells to their location, and start multiplying to establish a full immune response.

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

Cancerous cells express abnormal antigens and can be killed by T-cells. However, cancer may grow and spread to various organs when T-cells with cancer-specific receptors are in low numbers, of poor quality, or rendered inactive by suppressive mechanisms employed by tumor tissues. T-cells are a key armament when fighting cancers. They play a particularly significant role if they are tailored to target tumors, and potentially even more so if their genes are edited to overcome tumor defenses, to make T-cells compatible with other anti-cancer drugs that can be combined with them, and to prevent GvHD, which would allow the use of allogeneic T-cells.

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

CARs are constructed by assembling components, or domains, from different proteins, including:

•	In the extracellular space, one or more target binding domains, coming from ligands, such as antibodies or receptors, that can recognize their targets on the outside of the T-cell;

•	A hinge that helps position the target binding domains relative to their targets;

•	Trans-membrane domains that anchor the CAR at the T-cell’s surface relative to the T-cells; and

•	A set of activating or signaling domains, which are located within the T-cell’s interior, that deliver appropriate signals to the T-cells leading to T-cell activation or repression according to the T-cell environment. Such signals may induce tumor cell killing, cytokine secretion and CAR T-cell multiplication.

The following diagram shows the mechanism by which a CAR T-cell is believed to attack a tumor cell:

Recent immuno-oncology advancements have supported the potential to cure certain cancers by harnessing the body’s immune system to fight cancer cells. For example:

•	In August 2017, the FDA approved tisagenlecleucel (Kymriah®) for the treatment of patients up to 25 years of age with B-cell precursor ALL that is refractory or in second or later relapse. This approval was based on the results of an open-label, multicenter single-arm trial. Of the 63 evaluable patients, 52 responded, including 40 patients (63%) with a CR within 3 months after infusion, and 12 (19%) with a CR but with incomplete blood count recovery. Bone marrow from all patients demonstrated minimum residual disease-negative status.

•	In October 2017, the FDA approved axicabtagene ciloleucel (Yescarta®) for the treatment of adults with diffuse large B-cell lymphoma (DLBCL) who have not responded to or who have relapsed after at least two other kinds of treatment. The approval was based on the results of an open label trial in refractory aggressive non-Hodgkin lymphoma (DLBCL, primary mediastinal B-cell lymphoma, or transformed follicular lymphoma), which enrolled 111 patients, 101 of whom received Yescarta. The objective response rate (ORR) was 82% and at a median follow up of 8.7 months, 44% of patients had responded, and 39% were in CR.

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

Limitations of Current Autologous Treatments

Many of the CAR T-cell immunotherapy treatments currently under development are created through an autologous approach in which the patient’s own T-cells are engineered to fight cancer cells. Part of our scientific basis for pursuing allogeneic approaches rests in the recognized limitations of autologous approaches, including:

•	Autologous treatments must be specifically manufactured for each patient and the resulting engineered cells may have different properties due to significant patient-to-patient variability in the quality of the T-cell;

•	Autologous treatments can bear high costs due to the necessity of producing a bespoke treatment for each patient and the effort consumed in modifying and growing each patient’s T-cells; and

•	At this time, autologous treatments cannot be mass produced, may involve significant delay in production time if the number of patients exceeds the number of productions that can be made in parallel, and require patients be treated at select advanced facilities.

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

Other Types of Gene Editing Technologies

We have developed a strong expertise and capacity in meganuclease technologies, which involve enzymes capable of recognizing very large unique DNA sequences. In addition, using the flexibility of the TALE domain, we have developed new classes of custom-designed nucleases, such as compact TALEN and mega-TALE nucleases that combine meganucleases and TALEN technology. Compact-TALEN is built with a single TALE molecule fused to a fragment of a chosen meganuclease that carries limited DNA sequence recognition functionality but fully functional DNA-cleaving activity. These chimeric proteins are smaller in size than classical TALEN, which can facilitate their delivery to cells. In contrast, mega-TALEs use a full-size meganuclease to enhance their DNA sequence recognition capacities, while demonstrating enhanced precision. We also have discovered a new class of nuclease that we named BurrH nucleases, also based on arrays of single DNA-base recognizing modular domains. Recently, we announced the issuance of two US patents covering certain uses of RNA-guided endonucleases, such as Cas9 or Cpf1, for the genetic engineering of T-cells.

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

Next-Generation Products Based on Multi-chain CAR

Historically, CAR components have been assembled into a linear CAR molecule, known as a “single-chain” CAR. We have developed another architecture, which we call “multi-chain” CAR that is currently based on the structure of the high-affinity IgE receptor, which is normally absent in T-cells. The multi-chain CAR is composed of several membrane-bound proteins that naturally assemble at the cell’s surface and, as described below, have several benefits.

CAR architectures generally utilize a single polypeptide chain, which requires multiple appending of domains to enable a configuration that provides both the T-cell activation and co-stimulation needed for optimal T-cell responses. Typically, the target-binding domain of a CAR consists of a single-chain variable fragment of an antibody comprising variable domains of large polypeptide subunits, or heavy chains, and small polypeptide subunits, or light chains, joined by a short linker peptide. This structure allows the expression of the CAR as a single-chain protein. One limitation of single-chain CAR architecture is the small number of features that it is able to add to a cell. When such protein domains are not located close to the transmembrane structure, they may be less stable or active, which limits the number of domains that can be added.

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

The following diagram shows the distinction between single-chain CARs and multi-chain CARs:

Nuclease Technology and T-cells: The Design Process

Our T-cell gene-editing process involves two engineering rounds:

Step 1: Gene Editing to add Genes, such as a CAR

In the first round, genetic material is added to the T-cell’s genome using a viral vector—a benign modified virus that cannot replicate autonomously but can efficiently deliver such genetic material into a cell with which it is in contact. In particular, we use allow targeted integration. The genetic material added includes a gene-coding for a CAR, which becomes a new receptor at the T-cell’s surface that allows it to recognize and bind to a target molecule that is present at the surface of other cells. At this stage, we can also add additional genes to these cells that confer specific properties. For example, we add suicide genes, which code for proteins that can make T-cells susceptible to certain drugs and enable us to deplete our engineered T-cells at our discretion by administering a drug to the patient. This system can also be integrated within the CAR itself.

Step 2: Gene Editing to Inactivate Genes, such as the TCRα, PD-1, CD52

In the second round, we use our PulseAgile electroporation technology to introduce specific TALEN mRNA into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

TCRs at the surface of T-cells allow them to recognize cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start to attack them. For this reason, all of our UCART product candidates undergo the inactivation of a gene coding for TCRα, a key component of the natural antigen receptor of T-cells, to suppress their alloreactivity. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell would not recognize the tissues of the host patient as foreign and thus would avoid attacking the patient’s tissues. This could avoid the GvHD that can sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients.

The figure below depicts the suppression of alloreactivity in T-cells engineered to lack functional TCRs. The figure summarizes experiments in which we injected mice with T-cells engineered for the inactivation of TCRα while injecting other mice with non-engineered T-cells with functional TCRs. We then measured the effects of such injections on mean body weight, which serves as a proxy for the impact of GvHD.

During the manufacturing process, the T cells from a healthy donor are first engineered. The CAR gene is transduced and cell attributes like the TCR alpha gene are knocked out by TALEN. Then, the T-cells of our UCART products are amplified. The desired TCR-alpha deleted are finally purified from the cells that may still bear a TCR, and are finally frozen. We perform a battery of specialized testing techniques and various quality assurance and quality control assays to further validate cellular functional integrity following gene editing.

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

The manufacturing process of our allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, allogeneic, engineered CAR T-cells. UCARTs are meant to be readily available CAR T-cells for a large patient population. The specificity of those allogeneic therapies is that T-cells from healthy donors are genetically edited with our proprietary technology, TALEN, to seek and destroy cancer cells. TALEN-based gene editing is designed to suppress T-cell alloreactivity (and, for certain UCART product candidates, to confer resistance to alemtuzumab) to the T-cells.

Our UCARTs are designed and manufactured through a common platform that relies on defined unit operations and technologies combined into a single process adapted to each individual UCART. The process is gradually developed from small to larger scales, incorporating elements that are eventually used in GMP conditions. Notwithstanding this central unit operations based model, each product is unique and for each new UCART, a developmental phase is necessary to individually customize each engineering step and to create a robust procedure that can later be implemented in a GMP environment to ensure the production of clinical batches. This work is performed in our research & development environment to evaluate and assess variability in each step of the process in order to define the most reliable experimental conditions.

The following diagram summarizes the generic UCART production process made of distinct unit operations. The engineering steps for transduction and electroporation can take place one before another (and several times), depending on the product.

On October 28, 2015, we announced that we completed a series of three production runs of UCART19 confirming the transfer of Cellectis’ manufacturing process into clinical grade, GMP conditions. This important milestone showed that UCARTs can be manufactured in GMP conditions and demonstrated the industrial production of UCART19, as well as the capacity of Cellectis’ pipeline of UCART product candidates to be manufactured for clinical investigations. Since then, UCART19 manufacturing of clinical supplies has been conducted by CELLforCURE to support the two clinical trials opened with UCART19 in the United Kingdom. On November 15, 2016, we announced that we completed a series of production runs of UCART123 at CELLforCURE, our CMO, to support the UCART123 Clinical Trials for which we filed an IND, the FDA approval of which was announced on February 6, 2017. This year, we also proceeded to the transfer of our manufacturing processes for UCARTCS1 and UCART22 to the same CMO.

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers.

Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an “off-the-shelf” treatment for any patient with a particular cancer type. Each UCART product candidate targets a selected antigen expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as acute lymphoblastic leukemia (ALL), acute myeloid leukemia (AML), blastic plasmacytoid dendritic cell neoplasm (BPDCN), multiple myeloma (MM) and different types of lymphomas. In December 2016, we filed an IND for our lead product candidate, UCART123 in AML and in BPDCN and in February 2017, we received FDA approval to initiate UCART123 Clinical Studies. All of our other product candidates are currently in the late pre-clinical / early manufacturing phase, and the following chart highlights some of these product candidates:

*	or foreign equivalent
**	UCART19 is exclusively licensed to Servier and under a joint clinical development program between Servier and Pfizer.

UCART19 for Acute Lymphoblastic Leukemia

UCART19 is an allogeneic, off-the-shelf product candidate designed to exhibit high efficacy in fighting hematological malignancies bearing the B-lymphocyte antigen CD19, or CD19. In November 2015, Servier acquired the exclusive rights to UCART19 from Cellectis. Servier and Pfizer collaborate on a joint clinical development program for UCART19, and Pfizer has acquired exclusive rights from Servier to develop and commercialize UCART19 in the United States.

Targeted Indications

Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. The age-adjusted incidence rate of ALL in the United States is 1.7 per 100,000 individuals per year, with approximately 5970 new cases and 1440 deaths estimated in 2017. The median age at diagnosis for ALL is 15 years with 56.1% of patients diagnosed at younger than 20 years of age. In contrast, 28% of cases are diagnosed at 45 years or older and only 11.7 % of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown a 5-year overall survival (OS) of 86% to 89% for children. Adults have the poorest 5-year OS rate of 24.1% for patients between the ages of 40 and 59 years and an even lower rate of 17.7% for patients between the ages of 60 and 69 years. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

Product Features

UCART19 is an allogeneic T-cell product intended for the treatment of CD19-expressing hematologic malignancies such as ALL.

UCART19 is designed to become active, proliferate, secrete cytokines and kill CD19-bearing B-cell malignancies upon contact with such cells, following administration to patients. Activation of UCART19 is driven by contact between its anti-CD19 CAR and the CD19 protein on the surface of tumor cells.

UCART19 cells bear a CAR targeting the CD19 antigen that drives their capacity to kill CD19-bearing cells. Moreover, as all UCART product candidates, UCART19 lacks the TCR responsible for recognition of non-self antigens by the T-cells, which allows use of healthy donor T-cells to produce UCART19, with reduced potential for GvHD. In addition, some UCART19 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab. This feature permits the use of UCART19 in patients recently treated or being treated with the immunosuppressing/lymphodepleting agent alemtuzumab.

UCART19 activation could potentially lead to eradication of CD19-expressing cancer cells through T-cell mediated killing of such cancer cells and potentially pro-inflammatory immune system production as well as CAR T-cell amplification.

Clinical Findings

In December 2017, preliminary results from the first twelve patients in the UCART19 Clinical Studies were presented at the 59th American Society of Hematology (ASH) Annual Meeting. These first-in-human data show 83% complete remission rate across the adult and pediatric patient population. Cytokine release syndrome (CRS) was mild and manageable except in one adult patient treated with UCART19 at the first dose level, who developed CRS Grade 4 and neutropenic sepsis leading to death at day 15. Only two cases of Grade 1 acute graft versus host disease (GvHD) occurred and no severe neurotoxicity was observed.

We are encouraged by these promising preliminary results reported for the UCART19 Clinical Studies.

Development Status

In 2016, Servier commenced the UCART19 Clinical Studies—a Phase I clinical study in pediatric acute lymphoblastic leukemia (ALL), the PALL study, and a Phase I clinical study in adult patients with ALL, the CALM study, each of which was approved by the MHRA.

The PALL Study is commenced in United Kingdom at UCL Great Ormond Hospital (London), in Belgium at Het Kinderziekenhuis Prinses Elisabeth (Gent), and in France at Hôpital Robert-Debré (Paris).

The CALM Study is commenced in United Kingdom at King’s College Hospital NHS Foundation Trust (London), in United States at the Hospital of the University of Pennsylvania (Philadelphia, Pennsylvania) and at University of Texas MD Anderson Cancer Center (Houston, Texas), and in France at Hôpital Saint-Antoine (Paris).

UCART123 for Acute Myeloid Leukemia (AML) and Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the alpha chain of the interleukin-3 receptor, or CD123, and is currently being developed for the treatment of acute myeloid leukemia (AML) and blastic plasmacytoid dentric cell neoplasm (BPDCN).

Targeted Indications

Acute Myeloid Leukemia (AML)

Acute myeloid leukemia (AML) is a form of cancer that is characterized by infiltration of the bone marrow, blood, and other tissues by proliferative, clonal, abnormally and/or poorly differentiated cells of the hematopoietic system called blast cells. These cells interfere with normal hematopoiesis, thus contributing to the bone marrow failure which is the most common underlying cause of death. AML is the most common type of acute leukemia in adults with an age-adjusted incidence rate in the United States of 4.2 per 100,000 individuals per year, with approximately 21,380 new cases and 10,590 deaths estimated in 2017. Although it can occur in children and adults, AML is primarily a disease of the elderly. The median age at onset is 68 years and only 16.5% of patients are younger than 45 years of age at diagnosis While complete response rates can be as high as 80% in patients undergoing initial induction cytotoxic chemotherapy, the majority of AML patients will ultimately be diagnosed with relapsed or refractory disease with a poor prognosis. The outcome in older patients who are unable to receive intensive chemotherapy without unacceptable side effects remains dismal, with a median survival of only 5 to 10 months. CD 123 is highly expressed on acute myeloid leukemia (AML) leukemic stem cells and blast cells, as well as in other hematologic malignancies, and constitutes an attractive target for AML.

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

Pre-clinical Findings

UCART123 has been evaluated both in vitro and in animal studies, with promising results.

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

Development Status

On December 14, 2016, Cellectis received unanimous approval from the National Institute of Health’s Recombinant DNA Advisory Committee (“ RAC”) for two proposed Phase I protocols for UCART123. In February 2017, the FDA granted Cellectis an Investigational New Drug (IND) approval to conduct a Phase I clinical study with UCART123 in AML and BPDCN. The initial patients were enrolled during 2017, at Weill Cornell Medical College for AML and at MD Anderson Cancer Center for BPDCN. Due to a death in the BPDCN study, both trials were put on hold in September 2017 but then cleared to resume by the FDA, in November 2017, based on revised protocols.

UCART22 for Acute Lymphoblastic Leukemia (ALL)

UCART22 is an allogeneic engineered T-cell product candidate designed for the treatment of Acute Lymphoblastic Leukemia (ALL).

See “Item 4.B.—Business Overview—UCART Pipeline—UCART19 for Acute Lymphoblastic Leukemia—Targeted Indications—Acute Lymphoblastic Leukemia” for more information on ALL.

Product Features

UCART22 is an allogeneic engineered T-cell product candidate intended for the treatment of CD22-expressing hematologic malignancies. UCART22 is designed to become active, proliferate, secrete cytokines and kill CD22 expressing cells (i.e. either CD22 positive tumor cells or non-malignant CD22 positive B lineage cells). UCART22 bears a CAR targeting the CD22 antigen, providing specificity for CD22 expressing cells. As with all UCART products, UCART22 lacks the TCR and is intended to be used in an allogeneic context. In addition, some UCART22 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab, a drug often used to treat CLL patients. This feature should allow for improved engraftment of the cells in conjunction with a potential alemtuzumab treatment.

UCART22 activity could potentially lead to eradication of CD22-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification.

Pre-clinical findings

UCART22 has been evaluated both in vitro and in animal studies, with promising results.

In vitro studies demonstrated efficient killing of human CD22-bearing cell lines by UCART22. In addition, UCART22 has also demonstrated efficient killing of human CD22-expressing cells derived from ALL patients. Animal studies were conducted in mice injected both with UCART22 and human CD22-bearing tumor cells, and have shown anti-tumor activity in an immunodeficient mouse model. Further in vitro and in vivo studies are ongoing to further investigate the safety and the activity of UCART22.

Pre-clinical and translational activities on UCART22 in ALL are performed in collaboration with MD Anderson Cancer Center.

Development Status

UCART22 is at the late pre-clinical / early manufacturing stage of development. The manufacturing process has been transferred to CELLforCURE, our CMO. Manufacturing of clinical grade UCART22 at large scale in accordance with GMP was initiated at the end of 2017.

UCARTCS1 for Multiple Myeloma (MM)

UCARTCS1 is an allogeneic engineered T-cell product candidate designed for the treatment of CS1-expressing hematologic malignancies which is being developed in multiple myeloma (MM).

Targeted Indication Multiple Myeloma

Multiple myeloma (MM) is a clonal plasma cell malignant neoplasm that is characterized by the proliferation of a single clone of plasma cells producing a monoclonal immunoglobulin. This clone of plasma cells proliferates in the bone marrow and often results in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures. Additional disease-related complications include hypercalcemia, renal insufficiency, anemia, and infections. MM accounts for approximately 10% of hematologic malignant disorders. The annual incidence, age-adjusted to the US population, is 6.6 per 100,000, resulting in over 30,000 new patients in the United States each year. The median age at onset is 69 years, and only 3.5 % of patients are younger than 45 years of age at diagnosis. Nine drugs have been approved over the past fifteen years for the treatment of MM, substantially expanding the number of treatment regimens available for patients in all stages of the disease. In the last decade, survival of multiple myeloma (MM) patients has markedly improved with a median survival of approximately 5 to 7 years but with major variation depending on host factors, stage of the disease, cytogenetic abnormalities, and response to therapy. However, despite this progress, patients with disease refractory to both immunomodulatory drugs (IMiDs) and proteasome inhibitors have a median overall survival (OS) of only 9 months.

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

Pre-clinical Findings

In vitro studies demonstrated efficient killing of human CS1-bearing cell lines by UCARTCS1. In addition, UCARTCS1 has also demonstrated efficient killing of human CS1-expressing cells derived from MM patients. Furthermore, while non-gene-edited T-cells expressing an anti-CS1 CAR display limited cytolytic activity in vitro against MM cell lines and result in a progressive loss of CD8 T-cells, CS1-gene-edited CAR cells (UCARTCS1) display significantly increased cytotoxic activity, with the percentage of CD8 T-cells remaining unaffected. Experiments in an orthotopic MM mouse model showed that UCARTCS1 was able to mediate an in vivo anti-tumoral activity. Further in vitro and in vivo studies are ongoing to further investigate the safety and the activity of UCARTCS1.

Pre-clinical and translational activities for UCARTCS1 in MM are performed in collaboration with the MD Anderson Cancer Center.

Development Status

UCARTCS1 is at the late pre-clinical / early manufacturing stage of development.

Manufacturing process transfer has been completed to CELLforCURE, our third-party manufacturing contractor, for clinical supplies of UCARTCS1.

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

Pursuant to the agreement, Servier made an upfront payment of $10.0 million and, upon its exercise of each license option provided for in the agreement, Servier will pay us a lump sum license fee.

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

As of December 31, 2017, we are eligible to receive from Servier aggregate additional payments of up to $1,064 million, comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified development and commercial milestones. Pursuant to the agreement, we are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products.

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

In connection with the alliance, Cellectis was responsible for generating and manufacturing UCART123 and performing in vitro and in vivo pre-clinical activities on tumor cell lines and in animal models. Cornell University was responsible for evaluating UCART123 activity against primary AML samples and in animal models, as well as evaluating toxicity against HSCs in animal models. Cornell University is also working on the development and implementation of correlative studies. In addition, Cornell University and Cellectis collaborate on the preparation of the different versions of the clinical trial protocols. Finally, Cellectis and Cornell University are working on target discovery in the AML area, in order to identify new potential targets for AML and generate new potential candidate products for AML patients.

On April 2017, we enter into a clinical trial agreement with Cornell University acting for and on behalf of its Joan and Sanford I. Weill Medical College and The New York Presbyterian Hospital (collectively referred to as Weill Cornell) under which Weill Cornell performs the UCART123 clinical study for AML.

Alliance with The University of Texas M.D. Anderson Cancer Center

On September 1, 2015, Cellectis and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center) entered into a research and development alliance (the Strategic Alliance Agreement) aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors, particularly multiple myeloma (MM), acute lymphoblastic leukemia (ALL), T-cell acute lymphoblastic leukemia (T-ALL) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). Under this strategic alliance, the MD Anderson Cancer Center and Cellectis have agreed to collaboratively conduct several pre-clinical studies on candidate products: UCART123 in BPDCN, UCARTCS1 for multiple myeloma, UCART38 for T-ALL and UCART22 for ALL. Cellectis has agreed to provide funding and other support for these studies. The objective of the studies is to build on complementary expertise from the MD Anderson Cancer Center and Cellectis for the development of the product candidates. The MD Anderson Cancer Center and Cellectis will work together to develop and implement improvements to the research plan for the programs under joint direction of the MD Anderson Cancer Center and Cellectis’ investigators. The objective of the studies is to demonstrate the functionalities and specificity of the UCART candidate products listed above, define the pre-clinical package required for clinical trial applications, prepare a clinical trial protocol and the regulatory documents required for interactions with FDA and the clinical trial applications. Pursuant to the alliance, Cellectis is responsible for generation and manufacturing of the UCART candidate products and some of the in vitro and in vivo pre-clinical work. The MD Anderson Cancer Center is responsible for evaluation of the candidate products against primary patient samples and for some activities to be performed in animal models. The alliance also includes the possibility for Cellectis and the MD Anderson Cancer Center to collaborate on one or more early phase clinical studies on the same product candidates.

Pursuant to the Strategic Alliance Agreement, we entered, in March 2017, into a study order with MD Anderson Cancer Center, according to which MD Anderson Cancer Center performs the UCART123 clinical study for BPDCN.

On January 2018, we entered into a new study order with MD Anderson Cancer Center in order to expand the performance of the UCART123 clinical study in AML to MD Anderson Cancer Center.

Raw Materials

We are dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials—such as cells, cytokines, vectors, nucleic acids, antibodies—that are necessary to produce our product candidates. We source these raw and starting materials through master service agreements and/or on a purchase order basis and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates.

Applications of Our Technology in Agriculture

Calyxt was incorporated in the State of Delaware in the United States in 2010. Calyxt is a consumer-centric, food- and agriculture-focused company that is combining its leading gene-editing technology and technical expertise with an innovative commercial strategy to pioneer a paradigm shift to deliver healthier food ingredients for consumers and agriculturally advantageous traits for farmers. Before its initial public offering, which closed on July 25, 2017, Calyxt was a wholly owned subsidiary of ours. As of December 31, 2017, we owned approximately 79.7% of Calyxt’s outstanding common stock. Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”.

Calyxt’s commercial strategy is centered on two core elements: developing healthier specialty food ingredients to enable the food industry to address evolving consumer trends and developing agriculturally advantageous traits, such as herbicide tolerance, for farmers. Its first product candidate, which is expected to be commercialized by the end of 2018, is a high oleic soybean designed to produce a healthier oil that has increased heat stability with zero trans fats. Among Calyxt’s other product candidates are high fiber wheat and herbicide tolerant wheat. We believe each of these three Calyxt product candidates addresses a multibillion dollar market opportunity. Moreover, while the traits that enable these characteristics may occur naturally and randomly through evolution—or under a controlled environment through traditional agricultural technologies—those processes are imprecise and take many years, if not decades. Calyxt’s technology enables it to cost effectively edit a plant genome with precision and specificity in order to elicit the desired traits and characteristics, resulting in a final product that has no foreign DNA.

Gene Editing in Agricultural Biotechnology

While plant breeders have been crossbreeding varieties and selecting advantageous traits for thousands of years, the modern agriculture industry has relied primarily on two methods of crop improvement: genetic modification, which involves the use of genetic technologies to randomly insert foreign genetic material into a plant’s genome for the development of seeds in which the inserted genes express specific traits, and chemical mutagenesis, in which mutagenesis is induced in plants using agents and chemicals. We believe these traditional approaches can no longer effectively meet societal demands for innovative solutions demanded by the consumer and the farmer. We believe that the proprietary technologies deployed by Calyxt will bridge this divide because it enables Calyxt to precisely and specifically edit a plant genome to elicit a desired trait and characteristic and to do so more quickly and cost effectively than traditional methods.

Market Dynamics

The agriculture industry has historically been burdened by high infrastructure costs in a market that has focused on price and market share resulting in commoditization. A highly segmented supply chain has also resulted in the legacy agriculture companies focusing on increasing margins and market share through increased yields and consolidation, and on passing along maximum value to the growers, thereby keeping pace with the growing demand for food globally. Over the past few decades the agriculture industry has seen a consolidation of over 200 seed companies, leaving the industry with only a handful of large, dominant players such as Bayer AG, Monsanto Co., DowDuPont Inc., AgReliant and Syngenta AG. In addition, development at these legacy agriculture companies has been significantly limited by time and cost constraints. Genetic modification, a primary method of these companies to improve crops, involves a lengthy and expensive process to progress a new crop from the discovery stage through commercialization. Innovations have primarily achieved increases in yields and food production volumes through the creation of herbicide tolerance and insect resistance, using genetically modified traits that in many cases contain bacterial DNA. We believe these industry dynamics explain the inability for the agricultural industry to evolve to a consumer- and farmer-focused approach, and thereby effectively meet their demands as societal trends shift and provide new market opportunities.

TALEN Technology Platform in Agricultural Biotechnology

Using proprietary technologies and expertise, Calyxt edits the genome of food crops by using “molecular scissors” to precisely cut DNA in a single plant cell, use the plant’s natural repair machinery to make a desired edit and finally regenerate the single cell into a full plant. Calyxt is able to develop targeted traits—some of which would be nearly impossible to develop using traditional trait-development methods—quicker, more efficiently and more cost effectively than would be possible using traditional trait-development methods. Calyxt’s technology also puts it in a position to assess the probability of success early on in the research and development process, potentially eliminating excess cost associated with traditional trait-development methods and further reducing the risk of the product development process.

Calyxt’s proprietary technologies and intellectual property portfolio enable it to edit DNA in living plant cells by knocking out genes or creating precise gene edits. Calyxt’s scientists are capable of custom designing DNA-sequence specific cutting enzymes for any chosen gene that they need to edit and to introduce such custom-made nucleases into the living plant cells they want to edit. Calyxt takes advantage of deep knowledge about plant gene function to create novel genetic variation that results in traits of value.

A feature that distinguishes Calyxt’s products from those created through genetic modification is that Calyxt’s crop varieties lack foreign DNA. As such, for each of the six product candidates Calyxt has submitted to date, the USDA has confirmed that the products are not regulated articles, which represents regulatory cost savings for the development of these products.

In addition, by utilizing proprietary TALEN gene-editing technologies and leveraging Calyxt’s expertise and innovative supply chain, we believe that Calyxt is able to identify a consumer or farmer need and develop a product from “concept to fork” or “concept to field” in approximately three to six years, which would make it possible to effectively respond to evolving consumer preferences and farmer needs.

Calyxt Agricultural Biotechnology Products

Calyxt has an extensive product pipeline, as set forth in the table below, that is intended to address the potential market opportunities Calyxt has identified to date.

Calyxt categorizes the stages of pre-commercial development from Phase I to Phase III. Prior to entering Phase I, in Discovery, Calyxt identifies genes of interest. In Phase I, Calyxt edits the identified genes of interest, targets edits that it wishes to make, and produces an initial seed that contains the desired edit. Phase II is trait validation, where Calyxt performs small-scale and large-scale tests to confirm phenotype and ingredient functionality. In this phase Calyxt also performs replicated, multi-location field testing, after confirming that the product is not a regulated article by the USDA. In Phase III, Calyxt develops the first commercial-scale pilot production, begins to build out the supply chain and inventory and performs customer testing prior to commercialization.

Calyxt’s current main product candidates are:

High Oleic Soybean (Consumer Trait)

Soybean oil has historically been partially hydrogenated to enhance its oxidative stability in order to increase shelf life and improve frying characteristics. This process, however, creates trans-unsaturated fatty acids, or trans fats, which have been demonstrated to raise low-density lipoprotein (LDL) cholesterol levels and lower high-density lipoprotein (HDL), both of which contribute to cardiovascular disease. The discovery that dietary trans fats increase the risk of several health issues led the FDA to rule in 2003 that manufacturers be required to include trans fat content information on the “Nutrition Facts” label of foods. In 2015, the FDA took a further step and banned the use of partially hydrogenated oils, the primary dietary source of artificial trans fat in processed foods, by all food manufacturers beginning in 2018. After the FDA’s 2003 ruling, commodity soybean oil—which leads to high trans fats in foods—lost approximately 20% market share to other vegetable oils, such as palm oil and canola oil.

Monounsaturated fats, such as oleic acid, have been linked to reducing LDL cholesterol and triglycerides and raising HDL cholesterols. Diets rich in monounsaturated acids are associated with lower fat mass and decreased blood pressure. High levels of oleic acids can be found in olive, canola, sunflower and safflower oils.

Calyxt developed a soybean trait that has produced oils with a fatty acid profile that contains 80% oleic acid, 20% less saturated fatty acids compared to commodity soybean oil and zero transfats. Oil created from Calyxt’s high oleic soybean product candidate has multiple desirable characteristics as an ingredient for the food industry. The high level of oleic acid in Calyxt’s soybean oil enhances oxidative stability more than fivefold when compared to commodity oil. This eliminates the need for partial hydrogenation, and thus no trans fats are produced during oil production. Furthermore, Calyxt’s high oleic soybean oil offers additional potential benefits, including reduced saturated fats, a threefold increase in fry-life, and reduced polymerization upon frying at high temperatures. Soybean oil is also neutral in flavor, odorless and colorless, and is therefore highly desired as a food ingredient because it has limited impact on the sensory characteristics of the final food product.

Calyxt’s high oleic soybean product candidate was created using our TALEN gene-editing technology. We designed TALEN to specifically target two fatty acid desaturase genes (designated FAD2-1A and FAD2-1B). These genes convert oleic acid (a mono-unsaturated fatty acid) to linoleic acid (a polyunsaturated fat). By specifically inactivating both the FAD2-1A and FAD2-1B genes by removing DNA with TALEN, oleic acid accumulates in the seed—increasing from about 20% to 80%. By key measures, including yield, this high oleic soybean variety performs comparably to its unedited counterpart. Further, this improved soybean variety does not contain any foreign DNA. Because the TALEN technology is so precise and can target genes with well-known functions in the plant, Calyxt has not, to date, detected any other changes as a result of the gene-editing process or undesired effects in the product.

In mid-2015, Calyxt received a letter from the USDA indicating that its high oleic soybean variety is not a regulated article under the Plant Protection Act. This allowed Calyxt to test the performance of its soybean variety in the field. In November 2015, Calyxt announced the completion of the second year of multi-location field trials in Minnesota and South Dakota. The agronomic and yield performance of its high oleic soybeans is on par with the non-GMO variety used to create this product.

Calyxt’s soybean product candidate is in Phase III of the development process, and Calyxt is making preparations to create the capacity to crush on a commercial scale, which will enable product testing by potential food company customers. During the third quarter of 2017, Calyxt completed the harvest of its high oleic soybean and produced more high-quality seeds than needed to meet its commercialization target date. Calyxt is currently completing its commercialization plan and anticipates commercialization by the end of 2018.

In December 2017, Calyxt announced its partnership with Farmers Business Network (FBN) to expand the distribution and grower base of its identity-preserved high oleic soybeans. FBN will distribute its high oleic soybean seeds to growers in its network and register farmers for our Producer Premium Program. This partnership will help develop a dedicated, high-quality grower base and bolster supply chain operations in the upper Midwest.

In addition, Calyxt’s high oleic soybean product candidate can be stacked with other soybean traits.

High Fiber Wheat (Consumer Trait)

Research has shown that fiber—the indigestible portion of food—may play a large role in maintaining bowel health, lowering cholesterol, stabilizing blood glucose levels and controlling weight gain. In recent years, the awareness of the health benefits of high fiber diets has increased, which has translated to a strong growth in demand for high fiber food products.

Calyxt is developing high fiber wheat traits that could be used to produce white flour with up to three times more dietary fiber than standard white flour. Calyxt anticipates that by altering the proportion of certain slower digested carbohydrates in the wheat grain, it will increase dietary fiber. This would allow consumers to reach their daily value of fiber without changing their existing food preferences. These high fiber wheat product candidates will not contain any foreign DNA.

This product candidate is currently in Phase I of Calyxt’s development process and may launch as early as 2020 – 2021. The gene-edited wheat line has been identified and grown and the fiber levels are under examination in grain derived from greenhouse grown plants.

In addition to Calyxt’s high fiber wheat product candidate, Calyxt is also developing other consumer traits in its wheat pipeline, including a reduced gluten product candidate.

Herbicide Tolerant Wheat (Farmer Trait)

Weed control is one of the greatest challenges farmers face in producing crops. Herbicide tolerance is a plant’s ability to withstand a particular chemical herbicide. Herbicide tolerance traits in crops can provide additional crop protection chemistry alternatives to control weeds and increase crop yields.

Herbicide tolerant traits may offer farmers a vital tool in managing weeds effectively during crop production. The deployment of herbicide tolerant traits in wheat significantly lags other major crops and wheat production is constantly faced with yield-robbing weeds that can result in lower yield and higher dockage costs at the elevator. In the United States, no broad acre GMO herbicide tolerant trait has been developed for wheat, largely due to the complexity of the wheat genome.

Calyxt is pioneering the development of herbicide tolerant traits in wheat without the use of foreign DNA, built using the TALEN gene-editing technology. Calyxt aims to achieve herbicide tolerance by specifically making a subtle repair to prevent herbicides from being able to recognize and block functions of certain plant-encoded proteins, such that the edited plant survives the application of the herbicide. In September 2017, Calyxt successfully advanced its herbicide tolerant wheat program from the Discovery phase into Phase I development.

Powdery Mildew Resistant Wheat (Farmer Trait)

In addition to herbicide tolerance, Calyxt is developing traits that are advantageous to the farmer including a variety of wheat that confers resistance to a fungal pathogen, namely powdery mildew. Powdery mildew resistant wheat advanced to Phase II in 2017 after successfully conducting the first field trial to assess agronomic and trait performance of the powdery mildew resistance trait line. We believe powdery mildew resistance may increase yield and reduce the need for the use of costly fungicides.

Improved Oil Composition Canola (Consumer Trait)

Calyxt’s improved oil composition canola is its first canola product candidate. The development of this first canola product expands Calyxt’s improved oils franchise, in line with its mission to create healthier specialty ingredients and become a preferred partner of the food industry. In September 2017, Calyxt successfully advanced its improved oil composition canola program from Discovery stage into Phase I development.

Other Products in Our Development Pipeline

Calyxt’s extensive product pipeline includes a variety of consumer- and farmer-centric traits for soybean, wheat, canola, alfalfa and potato. As of December 31, 2017, Calyxt had a total of nine product candidates in Phase I or higher across its five crops, which is reflective of its rapidly advancing product pipeline.

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

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to a new generation of customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions outside of the United States. This patent portfolio comprises five patents in the United States and one European patent, which is under opposition before the European Patent Office. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (now Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents and patent applications related to the research and therapeutic uses of TALEN and we granted certain rights to Life Technologies under our TALEN technology. In addition, we entered into a license agreement with Calyxt, pursuant to which Calyxt has been granted certain rights in connection with our gene editing and plant intellectual property portfolio.

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

Current Intellectual Property Portfolio

As a result of the licensing opportunities described below and our continuing research and development efforts, our intellectual property estate now contains patent applications that cover our products, including claims that cover:

•	methods central to genome engineering and gene editing, including methods of homologous recombination, nuclease-based gene targeting, replacement, insertions and/or knock-out;

•	the main products we use in the manufacturing process, including nucleases;

•	manufacturing steps, including cell electroporation, transformation and genetic modifications;

•	engineered cells;

•	single-chain and multi-subunit CARs expressed at the surface of T-cells;

•	specific gene inactivation and suicide gene expression;

•	allogeneic and autologous treatment strategies using our T-cell products; and

•	plant traits and methods for gene editing plant cells.

The issued patents in our portfolio consist of approximately 27 Cellectis-owned and 47 in-licensed U.S. patents, 16 Cellectis-owned and 13 in-licensed European patents, and 47 Cellectis-owned and 13 in-licensed patents in other jurisdictions, including Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The pending patent applications in our portfolio consist of approximately 115 Cellectis-owned and 20 in-licensed U.S. patent applications, 80 Cellectis-owned and 19 in-licensed European patent applications, and 436 Cellectis-owned and 67 in-licensed patent applications pending in other jurisdictions, including Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our portfolio includes a total of 165 owned and in-licensed granted patents, and 737 owned and in-licensed patent applications.

Our UCART product candidates rely for each product candidate upon one or more patent rights protecting various aspects of the technologies, including rights relating to:

•	the genetic editing of T-cells, using TALEN technology, covered by approximately twelve Cellectis-owned patent families and three in-licensed patent families;

•	the insertion of transgenes into T-cells using electroporation of mRNA, covered by approximately five Cellectis-owned patent families;

•	the appending of attributes to T-cells, covered by approximately eight Cellectis-owned patent families and one in-licensed patent family;

•	the molecular structure of CARs, covered by approximately six Cellectis-owned patent families; and

•	specific CARs that target selected antigen markers are covered by approximately fifteen Cellectis-owned patent applications and one in-licensed patent family.

For additional information, see “—Gene-Editing Platform” below.

Similarly, our most advanced agricultural product candidates each rely upon one or more patent rights relating to:

•	the genetic editing of plants using TALEN technology, covered by approximately six Cellectis-owned patent families and two in-licensed patent families;

•	the genetic editing of plants using meganuclease technology, covered by approximately eight Cellectis-owned patent families and one in-licensed patent family;

•	the genetic editing of plants using CRISPR-Cas9 technology, covered by approximately two Cellectis-owned patent families and three in-licensed patent families; and

•	specific plant traits, which are covered by approximately twelve Cellectis-owned patent families.

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “—Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2019 to 2035. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2023 to 2035. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our most advanced product candidates, UCART19 and UCART123, are summarized below.

Gene Editing Platform

Each of our UCART product candidates relies upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 30 issued patents or pending patent applications. These issued patents and pending patent applications, which expire between 2019 and 2033, cover product claims or process claims relevant to each of our product candidates, including UCART19 and UCART123.

Our gene-editing platform and each of our UCART product candidates benefits from the protections of several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology will expire in 2019, other patents covering this technology remain in force or are expected to be granted under patent applications, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. As a result of the breadth of our patent protection and the integration of patented technologies, compositions and methods of use within our gene-editing, T-cell and CAR technology platforms, we do not expect that the expiration of these patents in 2019, individually or in the aggregate, will have a material effect on our future operations or financial position.

UCART19

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART19 includes pending patent applications from the patent family WO2014184143 (CD19 Specific Chimeric Antigen Receptor and Uses Thereof). We believe these pending patent applications, which, if issued, would expire in 2034, include claims to cover the composition of matter of UCART19, methods of manufacture of UCART19, and methods to use UCART19 in treatment.

UCART123

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART123 includes pending patent applications from the patent family WO2015140268 (CD123 Specific Chimeric Antigen Receptors for Cancer Immunotherapy). We believe these pending patent applications, which, if issued, would expire in 2034, include claims to cover the composition of matter of UCART123, methods of manufacture of UCART123, and methods to use UCART123 in treatment.

In each case, some of the issued patents and pending patent applications, if issued, may be eligible for patent term extension and patent term adjustment, thereby extending their terms, as described above.

Material Exclusive Licenses Granted to Cellectis

Licenses from Institut Pasteur

In 2000, we entered into three license agreements with L’Institut Pasteur, or Pasteur, pursuant to which we in-licensed a substantial portion of Pasteur’s gene-editing patent portfolio. The details of the two license agreements that remain in effect are provided below.

In June 2000, we entered into an agreement with Pasteur, later amended in 2003 (collectively, the “Second June 2000 Agreement”), acting on its own behalf and on the Boston Children Hospital’s behalf, pursuant to which it granted to us an exclusive, worldwide, royalty-bearing, sublicenseable license under certain patents and know-how owned by Pasteur and the Boston Children’s Hospital relating to certain chimeric endonucleases for chromosomal gene editing by homologous recombination in cells to use, manufacture, and sell products and to practice processes covered by such patents. The license granted under the Second June 2000 Agreement is non-exclusive, however, with respect to the licensed processes applied to human gene therapy. In the event that Pasteur has the possibility to grant exploitation rights for applications to human gene therapy, it must immediately inform us, and we may amend our agreement with Pasteur to obtain such exploitation rights. One of the licensed patents is under third party ex-parte reexamination.

The exclusivity of each of the licenses granted under the Second June 2000 Agreement is further contingent upon our continued diligence in designing, developing, and obtaining the required regulatory authorizations necessary to sell the respective licensed products and processes.

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

Pursuant to the terms of each of the Second June 2000 Agreement, we made cash payments to Pasteur in an aggregate amount of 600,000 French Francs with respect to the entry into the agreement and the reimbursement of license fees. Pursuant to the terms of the October Agreement, we made cash payments to Pasteur in the aggregate amount of 500,000 French Francs with respect to the entry into the agreement and the reimbursement of license fees and 250,000 Euros in connection with the execution of amendments. Under the Second June 2000 Agreement, we are also required to pay Pasteur an ongoing royalty fee equal to a low- to mid-single digit percentage of our net income with respect to licensed products under the respective agreement. With respect to sublicenses granted under the Second June 2000 Agreement, we are also required to pay Pasteur a percentage of all payments received under such sublicenses, subject in certain cases to minimum payment amounts based on net revenues of the applicable sublicensee. Under the October Agreement, we are also required to pay Pasteur an ongoing royalty fee equal to a low-single digit percentage of our net income with respect to licensed products under the October Agreement. With respect to sublicenses granted under the October Agreement, we are required to pay Pasteur a tiered percentage of all compensation received by us during the applicable year under the sublicense agreement, subject in certain cases to minimum payment amounts based on net revenues of the applicable sublicensee.

The terms of each of our agreements with Pasteur will expire upon the expiration of the last-to-expire of the respective patents licensed to us pursuant to the applicable agreement. We expect the last to expire patent under the Second June 2000 Agreement to expire on February 3, 2020 and the last to expire patent under the October Agreement to expire on April 3, 2020. Pasteur and we may each terminate any of our agreements with Pasteur in the event of the other party’s breach of an obligation under the applicable agreement, which remains uncured for 90 days following receipt of notice of such breach from the terminating party. Pasteur may immediately terminate such agreements if we challenge or contest the validity of any of the licensed patents under the respective agreement before a court or patents office. In addition, Pasteur and we may terminate any of the agreements, upon 60 days’ prior notice, in connection with certain insolvency-related judicial proceedings instituted against the other party. Further, we have the right to terminate any of these agreements for any reason immediately upon notice to Pasteur.

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

Pursuant to the terms of the agreement, we paid UMN an upfront license fee in the amount of $250,000 upon the effective date of the license agreement, and a second upfront payment in the amount of $1,000,000 following execution of the third amendment. In the non-agricultural field we are also required to pay to UMN low single digit percentage royalties on net sales of licensed products, as well as a percentage of all revenues received by us under sublicenses. Pursuant to the agreement, UMN is entitled to a minimum annual royalties of $30,000 per year. In the agricultural field, no royalties are due on net sales of licensed products, but an annual fee of $150,000 per year is due to UMN and commercial milestones are due upon the occurrence of certain commercial sale milestones. We are also required to pay UMN milestone payments up to a total of $290,000 in the aggregate upon the occurrence of specified events and to pay certain patent-related expenses incurred under the agreement for prosecuting and maintaining the licensed patents. If we undergo a change of control and wish to assign our rights and duties under the agreement, we will be required to pay UMN an additional transfer fee.

The license agreement will expire upon the expiration of the last to expire valid claim of the licensed patents. UMN may terminate the agreement upon advance written notice in the event of our insolvency or bankruptcy, and immediately upon written notice in the event that we challenge the validity or enforceability of any licensed patent in a court or other applicable authority. UMN and we may terminate the agreement by written notice in the event of the other party’s breach that has not been cured within a specified number of days after receiving notice of such breach.

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

Other Exclusive License Granted to Calyxt

In April 2015, we entered into an exclusive license agreement with Plant Bioscience Limited, or PBL, pursuant to which we were granted an exclusive, worldwide license to use and exploit certain gene-editing technologies related to wheat with endogenous resistance to powdery mildew, and to provide commercial development and technical services to third parties. The technology licensed to us was originally exclusively licensed to PBL by the Institute of Genetics and Developmental Biology, or IGDB, which holds certain rights to which our exclusive license from PBL is subject. Pursuant to the agreement, we are required to use commercially reasonable efforts to achieve certain milestones in a specified development and commercial program, and to exploit the license so as to maximize the sublicensing of the licensed technology and the development and commercial use of the licensed products.

The agreement will expire on the later of the tenth anniversary of the date that sales of the licensed products first occurred or the last expiration of a valid claim of a licensed patent. We may terminate the agreement at any time for any reason by giving PBL written notice. PBL may terminate the agreement upon our material breach of the agreement that has not been cured within a specified number of days after receiving notice of such breach. The agreement will also automatically terminate if we become insolvent or bankrupt.

In December 2017, we entered into an Evaluation License and Option Agreement with PBL to evaluate gene-editing technologies related to wheat with altered grain size and structure. The licensed technology was originally licensed to PBL by IGDB, which holds certain rights to which our evaluation license from PBL is subject. Pursuant to the agreement, we have the ability to evaluate the technology in-house with the option of acquiring a worldwide exclusive right. The agreement will endure for a period of three years from the effective date.

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

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Caribou Biosciences, Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•	CAR space: Bellicum Pharmaceuticals, Inc., Juno Therapeutics, Inc. (acquired by Celgene Corporation), Bluebird bio, Inc., Ziopharm Oncology (in collaboration with Intrexon, Inc.), Kite

Pharma, Inc. (in collaboration with Amgen and acquired by Gilead Sciences, Inc.), Novartis AG and Johnson & Johnson (in collaboration with Transposagen), and Autolus Limited.

•	Cell-therapy space: Adaptimmune Ltd, Lion Biotechnologies, Inc., Unum Therapeutics, Inc., NantKwest, Inc., Celyad S.A., Atara Biotherapeutics, Inc., and Immunocore Ltd.

•	Agricultural biotechnology space:

•	Companies developing plants with enhanced properties: Arcadia Biosciences, Inc., Chromatin Inc., Cibus Global, Ltd., Evogene Ltd., Danzinger Innovation Ltd., Keygene N.V. and Precision PlantSciences, Inc.

•	Large Agricultural Biotechnology, Seed and Chemical Companies: BASF SE, Bayer AG, DowDuPont, Monsanto Co., Syngenta AG, and Takii & Company, LTD.

•	Specialty Food Ingredient Companies: International Flavors & Fragrances Inc., Givaudan, Keery Group plc, CSM N.V., FMC Corporation, CP Kelco, Novzymes, Ingredion Incorporated and Royal DSM N.V.

In August 2017, Novartis AG has obtained approval from the FDA to commercialize the first CAR-T cell therapy, Kymriah®, for children and young adults with B-cell ALL that is refractory or has relapsed at least twice, and has recently been granted US FDA priority review for adults with refractory/relapsed DLBCL, priced at $475,000. In October 2017, Kite Pharma, Inc. (acquired by Gilead Sciences, Inc.) has obtained approval from the FDA to commercialize Yescarta®, the first CAR-T cell therapy for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, priced at $373,000. Due to the promising therapeutic effect of T-cell therapies in clinical exploratory trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies. In particular, we expect to compete with therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T-cells harvested, propagated ex vivo and re-infused into patients. We also expect to compete with therapies using genetically engineered T-cells, rendered reactive against tumor-associated antigens prior to their administration to patients. However, we believe that most of our competitors are currently focused on autologous therapies, and we believe that we are the most advanced company developing the allogeneic CAR-T cell approach. In addition, we differentiate ourselves by using our gene-editing capabilities to add specific features to our T-cell products, such as cancer drug resistance or resistance to checkpoint inhibition.

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

The data required to support a BLA is generated in three distinct development stages: manufacturing, pre-clinical and clinical. The manufacturing development stage generally involves laboratory evaluations of drug chemistry and biology properties, formulation and stability, the pre-clinical stage generally involves studies to evaluate pharmacology and toxicity in animals, which support subsequent clinical testing. The conduct of the manufacturing and pre-clinical studies must comply with federal regulations, including GMPs and GLPs for the main Toxicology Studies.

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

In addition, unless a waiver is granted, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days after an end-of-Phase II meeting or as may be agreed between the sponsor and FDA. The initial PSP must include, among other things, an outline of the pediatric study or studies that the sponsor plans to conduct, including to the extent practicable study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indications.

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

Where applicable, we plan to request Fast Track and/or Breakthrough Therapy Designation for our product candidates. Even if we receive one of these designations for our product candidates, the FDA may later decide that our product candidates no longer meet the conditions for qualification. In addition, these designations may not provide us with a material commercial advantage.

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

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which started in April 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, in January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provisions of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturer of pharmaceutical products. Congress may also consider subsequent legislation to replace elements of the ACA that are repealed. As a result, the full impact of the ACA, any law repealing and/or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation remains unclear.

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

Under the above-described procedure, before granting the MA, the EMA makes an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

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

USDA has regulatory jurisdiction over transgenic crops through the Animal and Plant Health Inspection Service, or APHIS. Under the Plant Protection Act, USDA requires anyone who wishes to import, transport interstate, or plant a “regulated article” to apply for a permit or notify APHIS that the introduction will be made. Regulated articles are defined as “any organism which has been altered or produced through genetic engineering [...] which USDA determines is a plant pest or has reason to believe is a plant pest.” The petition process can be a multi-year process that varies based on a number of factors, including APHIS’ familiarity with similar products, the type and scope of the environmental review conducted, and the number and types of public comments received. APHIS conducts a comprehensive science-based review of the petition to assess, among other things, plant pest risk, environmental considerations pursuant to the National Environmental Policy Act of 1969, or NEPA, and any potential impact on endangered species. If, upon the completion of the review, APHIS grants the petition, the product is no longer deemed a “regulated article” and the petitioner may commercialize the product, subject to any conditions set forth in the decision. If APHIS does not determine the product to be non-regulated, the product may be subject to extensive regulation, including permitting requirements for import, handling, interstate movement, and release into the environment, and inspections.

Calyxt has submitted petition to APHIS for six of our product candidates to date: high oleic soybeans, high oleic/low linoleic soybeans, cold storable potatoes, reduced browning potatoes, powdery mildew resistant wheat, and improved quality alfalfa. Calyxt has received confirmation from APHIS for all six product candidates that APHIS does not consider such product candidate to be a “regulated article” under the Plant Protection Act. There can be no guarantee of the timing or success in obtaining nonregulated status from APHIS for other crops developed by Calyxt or that the governing regulations will not change. Government regulations, regulatory systems, and the policies that influence them vary widely among jurisdictions and change often.

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

In 2015, Cellectis S.A. had two French subsidiaries (Cellectis Bioresearch and Ectycell) and three U.S. subsidiaries (Calyxt, Inc., Cellectis, Inc. and Cellectis Bioresearch Inc.). Non-controlling shareholders held a 24.5% interest in Cellectis Bioresearch, Cellectis Bioresearch Inc. and Ectycell until May 18, 2015.

The following internal reorganization was completed in 2015:

•	Ectycell was merged into, and absorbed by Cellectis Bioresearch in August 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch was merged into, and absorbed by, Cellectis S.A in December 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch Inc. was merged into Cellectis Inc. in September 2015.

Following the reorganization and as of December 31, 2016, the two remaining subsidiaries, Cellectis, Inc. and Calyxt, Inc., were wholly-owned by Cellectis.

Until July 25, 2017, Calyxt, Inc. was a wholly-owned subsidiary of Cellectis. On July 25, 2017, Calyxt closed its IPO including the full exercise of the underwriter’s over-allotment option with $64.4 million in gross proceeds. Cellectis purchased $20.0 million of shares in the course of the IPO, which is included in the net proceeds that Calyxt received.

As of December 31, 2017, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock.

D.	Property, Plants and Equipment

Cellectis S.A. leases a 3,064 square-meter facility in Paris for administrative and research and development activities. The lease commenced on April 1, 2011 and has a 10-year initial term expiring on April 1, 2021.

Cellectis Inc. leases a 12,052 square-foot facility in New York, New York for administrative and research and development activities, which commenced on March 30, 2015 and has a 66-month initial term expiring on September 30, 2020. In addition, in March 2016, Cellectis Inc. entered into a lease agreement for a 26,928 square-foot facility in Montvale, New Jersey. As of December 31, 2017, Montvale facility is not operational and we intend to discontinue this lease before its scheduled termination in September 2026.

Calyxt Inc. leases a 17,485 square-foot facility in New Brighton, Minnesota, which commenced operations on October 15, 2012. The lease for this facility expires on May 31, 2018.

In March 2016, Calyxt acquired 10-acres in 2 parcels in Roseville (MN). A headhouse and a greenhouse were built on the Roseville property and have been in operation since September 2016.

In September 2017, Calyxt consummated a sale-leaseback transaction, including a Lease Agreement dated September 6, 2017, with a third party with respect to Calyxt’s lease of certain real property and improvements located in Roseville, Minnesota, for a term of twenty years, with options to extend the term for up to an additional twenty years. Pursuant to the purchase agreement, Calyxt received approximately $7 million in connection with the sale of the property. The property will be the new corporate headquarters for Calyxt and the landlord is constructing a built-to-suit facility to be composed of a nearly 40,000 square-foot office and lab building, with greenhouses and outdoor research plots. The corporate headquarters are expected to be ready in the spring of 2018.

Under the Lease Agreement, Calyxt will initially pay annual base rent of $490,000 until the earlier of (i) the next day after issuance of a temporary certificate of occupancy or other permit to occupy the property by the City of Roseville and (ii) the next day after the certification of substantial completion executed by landlord’s architect or contractor confirming that the work to be done on the property has been substantially completed (such date, the “Initial Term Commencement Date”). On the Initial Term Commencement Date, Calyxt will pay an estimated annual base rent of 8% of the total project cost (“Annual Base Rent”) with scheduled increases in rent of 7.5% on the sixth, eleventh and sixteenth anniversaries of the initial term commencement date as well as on the first day of each Renewal Term (as defined in the Lease Agreement). Based on the initial cost of the project Calyxt will pay an estimated annual base rent of approximately $1,480 thousand.

The Lease Agreement is a net lease and the costs and expenses associated with the property are to be paid for by Calyxt. In consideration of, and as an inducement to, the landlord’s agreement to enter into the Lease Agreement, Cellectis entered into a Lease Guaranty, whereby Cellectis guaranteed all of Calyxt’s obligations under the Lease Agreement. Cellectis’ guarantee of Calyxt’s obligations under the sale-leaseback transaction will terminate at the end of the second consecutive calendar year in which Calyxt’s tangible net worth exceeds $300 million, as determined in accordance with generally accepted accounting principles.

On November 10, 2017, Calyxt agreed to indemnify Cellectis for any obligations incurred by Cellectis under the Lease Guaranty. This indemnification agreement will become effective at such time as Cellectis owns 50% or less of Calyxt’s outstanding common stock.

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

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

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

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have entered into an exclusive global license and collaboration agreement under which Pfizer has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. We entered into amendments to our collaboration agreements with each of Servier and Pfizer to facilitate this agreement between Servier and Pfizer. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of $38.5 million, excluding taxes. As of December 31, 2017, Cellectis was eligible to receive up to $1,064 million in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements.

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

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in AML, BPDCN, multiple myeloma, B-cell and T-ALL, respectively. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123 and UCART22, UCARTCS1, the technology transfer of UCART22 and UCARTCS1 process to CELLforCURE, and the GMP manufacturing of UCART123 and UCART22 at CELLforCURE In addition, we incurred significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur, LifeTechnologies and University of Minnesota. In addition, in 2017, we initiated our clinical studies at Weill Cornell and the MD Anderson Cancer Center leading to additional cash burn through payments to the clinical research centers, the Contract Research Organisation involved and the companies involved in the logistics and testing of the clinical sample material.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. On July 25, 2017, Calyxt completed an initial public offering of its common stock on the Nasdaq, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including 1,050,000 shares of common stock pursuant to the exercise by the underwriters of their option to purchase additional shares). Calyxt received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the Calyxt IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. In 2015, 2016 and 2017, we received respectively $52.0 million, $27.3 million and $8.1 million in payments pursuant to the Pfizer and Servier collaborations.

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

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

Our consolidated financial statements for 2015, 2016 and 2017 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

Operating Expenses

Our operating expenses consist primarily of royalty expenses, research and development expenses and selling, general and administrative expenses.

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

Research and development expenses consist primarily of:

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

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities.

Our research and development efforts are focused on our existing product candidates: (i) our UCART123 product candidate, which entered into clinical trials in the United States in February 2017, (ii) our UCART22 and UCARTCS1 product candidates, which are in the manufacturing phase, and (iii) our other undisclosed targets which are in the development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development costs will increase in the foreseeable future as we continue to implement our new clinical trials, manufacture pre-commercial clinical trial and pre-clinical study materials, expand our research and development and process development efforts, seek regulatory approvals for our product candidates that successfully complete clinical trials, as well as access and develop additional technologies, and hire additional personnel to support our research and development efforts. This is because product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials. Likewise, in our plant products business, we expect our research and development expenses will continue to increase over the next several years as we develop new agricultural product candidates and advance them through field trials toward commercial proof of concept.

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

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities.

We anticipate that our selling, general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to continue to incur significant expenses associated with Cellectis S.A. and Calyxt Inc. being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Financial Gain (Loss)

Financial gain (loss) mainly consists of interest income related to our savings accounts and bank deposits, exchange gains and losses associated with transactions in foreign currencies and fair value of our financial assets and derivative instruments. Significant transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates, while the average rate for the previous month is used for non-significant transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the consolidated statements of income as financial income or expense. Financial gain (loss) reflects the net impact of financial income and financial expenses.

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

•	Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 3.1)

•	Research Tax Credit (Note 3.1)

•	Share-Based Compensation (Note 15)

A.	Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2015	2016	2017
	($ in thousands)
Revenues and other income
Revenues	55,864	44,808	25,188
Other income	6,701	11,637	8,528

Total revenues and other income	62,565	56,444	33,715

Operating expenses
Royalty expenses	(2,746)	(1,777)	(2,620)
Research and development expenses	(58,154)	(78,458)	(79,227)
Selling, general and administrative expenses	(30,223)	(43,413)	(44,750)
Other operating income (expenses)	(2,425)	(99)	232

Operating income (loss)	(30,984)	(67,302)	(92,650)

Financial income	10,253	7,147	7,262
Financial expenses	(1,876)	(7,101)	(18,294)

Financial gain (loss)	8,378	46	(11,032)

Income tax	—	—	—
Net income (loss)	(22,606)	(67,255)	(103,683)

Attributable to shareholders of Cellectis	(22,796)	(67,255)	(99,368)
Attributable to non-controlling interests	190	—	(4,315)

Years Ended December 31, 2015, 2016 and 2017

Revenues.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Collaboration agreements	53,580	41,891	22,821	-21.8%	-45.5%
Other revenues	2,284	2,916	2,367	27.7%	-18.8%
Revenues	55,864	44,808	25,188	-19.8%	-43.8%

The decrease in revenues of $19.6 million, or 43.8%, between the years ended December 31, 2016 and 2017 primarily reflects a decrease of $19.1 million in revenues under our collaboration agreements, of which $8.5 million represents one-time milestone revenue received during the second quarter of 2016 with the first patient dosed in the Phase 1 clinical trial for UCART19, $6.0 million represents decreased recognition of upfront fees already paid to Cellectis, $1.9 million represents decreased research and development cost reimbursements (research services and direct costs) and $2.8 million represents decreased revenue due to 2016 one-time payments by Servier for the supply of raw materials and batches of UCART19 products, partially offset by the increase of $0.1 million in other services and products provided to Pfizer, and a $0.5 million decrease in licensing revenues.

The decrease in revenue of $11.1 million, or 19.8%, between the years ended December 31, 2015 and 2016 is mainly due (i) to the decrease of $11.7 million in collaboration revenues due to revenue of $20.9 million recorded in 2015 in relation to the early exercise by Servier of its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19 partially offset by revenue totaling $13.2 million from an agreement to provide Servier with raw materials and additional batches of UCART19 products and the achievement of two milestones in 2016 and (ii) to the increase of $0.6 million in licenses fees.

Other income.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Research tax credit	5,591	10,038	8,327	79.5%	-17.0%
Other income	1,110	1,599	201	44.1%	-87.4%
Other income	6,701	11,637	8,528	73.7%	-26.7%

The decrease in other income of $3.1 million, or 26.7%, between the years ended December 31, 2016 and 2017 reflects a decrease of $1.7 million in research tax credit, and a decrease of $1.4 million in research subsidies, resulting from settlements received after termination of research programs during the last quarter of the year ended December 31, 2016.

The increase in other income of $4.9 million, or 73.7%, between the years ended December 31, 2015 and 2016 reflects an increase of $4.4 million in research tax credit, and an increase of $0.5 million in research subsidies, resulting from settlements after termination of research programs.

Royalty expenses.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Royalty expenses	(2,746)	(1,777)	(2,620)	-35.3%	47.5%

The increase in royalty expenses of $0.8 million, or 47.5%, between the years ended December 31, 2016 and 2017 primarily reflects higher payments to existing license providers.

The decrease in royalty expenses of $1.0 million, or 35.3%, between the years ended December 31, 2015 and 2016 primarily reflects lower expense to existing license providers.

Research and development expenses.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Personnel expenses	(39,341)	(48,982)	(37,906)	24.5%	-22.6%
Purchases, external expenses and other	(18,814)	(29,476)	(41,321)	56.7%	40.2%
Research and development expenses	(58,154)	(78,458)	(79,227)	34.9%	1.0%

During the years ended December 31, 2016 and 2017, research and development expenses increased by $0.8 million or 1.0%. Personnel expenses decreased by $11.1 million from $49.0 million in 2016 to $37.9 million in 2017, notably due to a $9.4 million decrease in non-cash stock based compensation, a $2.8 million decrease in social charges on stock option grants, partly offset by a $1.1 million increase in wages and salaries. Purchases and external expenses increased by $10.7 million from $27.7 million in 2016 to $38.5 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Research and development expenses in 2017 include manufacturing costs related to UCART123, UCART CS1 and UCART22 and expenses related to UCART123 clinical trials. Other expenses increased by $1.1 million mainly due to the impairment of assets for $0.8 million related to the vacant Montvale site recorded in 2017. Otherwise, other expenses include continuing leasing and other commitments.

During the years ended December 31, 2015 and 2016, research and development expenses increased by $20.3 million or 34.9%. Personnel expenses increased by $9.6 million from $39.3 million in 2015 to $49.0 million in 2016, notably due to a $1.8 million increase in wages and salaries, and a $12.6 million increase in non-cash stock based compensation expense, partly offset by a $4.8 million decrease in social charges on stock option and free shares grants. Purchases and external expenses increased by $10.8 million from $16.9 million in 2015 to $27.7 million in 2016, mainly due to increased expenses related to UCART123 and other product candidates’ development, including payments to third parties, purchases of biological materials and expenses associated with the use of laboratories and other facilities. Expenses in 2016 also include costs related to preparation of UCART123 clinical trials. Other expenses relate to continuing leasing and other commitments and decreased by $0.1 million.

Selling, general and administrative expenses.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Personnel expenses	(21,735)	(33,523)	(34,486)	54.2%	2.9%
Purchases, external expenses and other	(8,489)	(9,890)	(10,264)	16.5%	3.8%
Selling, general and administrative expenses	(30,223)	(43,413)	(44,750)	43.6%	3.1%

During the years ended December 31, 2016 and 2017, the increase in selling, general and administrative expenses of $1.3 million, or 3.1%, primarily reflects (i) an increase of $1.0 million in personnel expenses from $33.5 million to $34.5 million, attributable to a $2.0 million increase in wages and salaries, and an increase of $1.2 million of non-cash stock-based compensation expense, partly offset by a decrease of $2.2 million of social charges on stock options grants, and (ii) an increase of $0.3 million in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and increased by $0.1 million, due to higher business taxes and higher provisions.

During the years ended December 31, 2015 and 2016, the increase in selling, general and administrative expenses of $13.2 million, or 43.6%, primarily reflects (i) an increase of $11.8 million in personnel expenses from $21.7 million to $33.5 million, attributable to a $1.0 million increase in wages and salaries, and an increase of $12.6 million of non-cash stock-based compensation expense, partly offset by a decrease of $1.8 million of social charges on stock options and free share grants, and (ii) an increase of $2.1 million in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and decreased by $0.7 million, due to lower business taxes and lower provisions.

Other operating income (expenses).

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Other operating income (expenses)	(2,425)	(99)	232	-95.9%	-334.2%

The increase in other operating income and expenses between the years ended December 31, 2016 and 2017 amounted to $0.3 million. For the year ended December 31, 2017, other operating income primarily reflects (i) a receivable related to the refund of social charges paid on Cellectis free share grants that expired without being vested for $0.2 million, (ii) reversals of personnel litigation for a total amount of $0.1 million, and is partially offset by other operating expenses for $0.1 million related to social charges paid on former employee compensation.

The decrease in net other operating expenses between the years ended December 31, 2015 and 2016 amounted to $2.3 million, or 95.9%. Other operating expenses for the year ended December 31, 2016 included $0.4 million provisions for personnel and commercial litigations that have been partially offset by other operating income, including (i) a one-off tax reimbursement, (ii) the reversal of lease incentive deferrals and (iii) reversals of reserves for personnel and commercial litigation. During the year ended December 31, 2015, other operating income and expenses included income from (i) the reversal of a subsidy provision, (ii) the reversal of lease incentives deferrals, and (iii) a gain from a settlement with a supplier, while other operating expenses reflected settlements signed in 2015.

Financial income.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Financial income	10,253	7,147	7,262	-30.3%	1.6%

The increase in financial income of $0.1 million, or 1.6%, between the years ended December 31 2016 and 2017, was mainly attributable to an increase in fair value of financial derivative instruments and current financial assets of $3.2 million and an increase in interest income of $0.5 million partly offset by a decrease in foreign exchange realized and unrealized gain of $3.6 million.

The decrease in financial income of $3.1 million, or 30.3%, between the years ended December 31 2015 and 2016, was mainly attributable to the decrease of $4.3 million of foreign exchange realized and unrealized gain partly offset by an increase in interest income of $0.5 million.

Financial expenses.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Financial expenses	(1,876)	(7,101)	(18,294)	278.6%	157.6%

The increase in financial expenses of $11.2 million, or 157.6%, between the years ended December 31 2016 and 2017, was mainly attributable to $13.5 million increase in foreign exchange realized and unrealized loss, partly offset by a decrease in fair value of financial derivative instruments and other current assets of $2.7 million.

The change in financial expenses of $5.2 million, or 278.6%, between the years ended December 31 2015 and 2016, was mainly attributable to $2.3 million increase in foreign exchange realized and unrealized loss and $2.7 million increase in fair value of financial derivative instruments and current financial assets.

Net Income (loss).

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Net income (loss)	(22,606)	(67,255)	(103,683)	197.5%	54.2%

The increase in net loss of $36.4 million, or 54.2%, between the year ended December 31, 2016 and 2017 was mainly due to (i) a $22.7 million decrease in revenues and other income, (ii) an $11.1 million decrease in financial gain (loss), (iii) an $11.0 million increase in purchases and external expenses, (iv) a $3.1 million increase in wages, (v) a $1.1 million increase in other selling, general and administrative expenses and research and development expenses and (vi) a $0.8 million increase in royalty expenses, partially offset by (a) a $8.2 million decrease in non-cash stock-based compensation expense and (b) a $5.5 million decrease in social charges on stock options and free share grants. The remaining difference is mainly due to the decrease in other operating expenses.

The increase in net loss from continuing operations of $44.6 million, or 197.5%, between the year ended December 31, 2015 and 2016 was mainly due to (i) a $25.2 million increase in non-cash stock-based compensation expense, (ii) a $12.9 million increase in purchases and external expenses, (iii) a $2.8 million increase in wages, (iv) a $6.1 million decrease in revenues and other income and (v) an $8.3 million decrease in financial gain (loss), partially offset by $6.6 decrease in social charges on stock options and free share grants. The remaining difference is mainly due to the decrease in other operating expenses.

Gain (loss) attributable to non-controlling interests.

	For the year ended December 31,			% change
	2015	2016	2017	2016 vs 2015	2017 vs 2016
Gain (loss) attributable to non-controlling interests	190	—	(4,315)	-100.0%	0.0%

During the year ended December 31, 2017, we recorded $4.3 million in loss attributable to non-controlling interests. The change in net loss attributable to non-controlling interests is a result of 20.3% of Calyxt common shares being owned by minority shareholders following its initial public offering.

During the year ended December 31, 2015, we recorded $0.2 million in gain attributable to non-controlling interests. Non-controlling interests for 2015 include 25% of the income of Cellectis Bioresearch and its subsidiaries until our repurchase from “Caisse des Dépôts et Consignations” on May 18, 2015 of its shares, which represented the entirety of this non-controlling interest. As such, there is no income (loss) attributable to non-controlling interests in 2016.

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

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis provides Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Years Ended December 31, 2015, 2016 and 2017

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2015, 2016 and 2017:

	For the year ended December 31, 2015			For the year ended December 31, 2016			For the year ended December 31, 2017
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income (1)	49	65,159	65,208	716	59,458	60,173	914	35,584	36,498
Inter-segment revenues (1)	—	(2,643)	(2,643)	(130)	(3,599)	(3,729)	(167)	(2,615)	(2,782)

External revenues and other income	49	62,516	62,565	585	55,859	56,444	747	32,969	33,715

Research and development expenses	(2,874)	(55,280)	(58,154)	(4,112)	(74,345)	(78,458)	(6,057)	(73,170)	(79,227)
Selling, general and administrative expenses	(1,834)	(28,390)	(30,223)	(4,809)	(38,603)	(43,413)	(13,143)	(31,607)	(44,750)
Royalties and other operating income and expenses	(272)	(4,899)	(5,171)	(474)	(1,402)	(1,876)	(384)	(2,005)	(2,389)

Total operating expenses	(4,980)	(88,569)	(93,549)	(9,395)	(114,351)	(123,746)	(19,584)	(106,782)	(126,366)

Operating income (loss) before tax	(4,931)	(26,053)	(30,984)	(8,810)	(58,492)	(67,302)	(18,837)	(73,813)	(92,650)

Financial gain (loss)	259	8,119	8,378	87	(41)	46	—	(11,032)	(11,032)

Net income (loss)	(4,672)	(17,934)	(22,606)	(8,722)	(58,533)	(67,255)	(18,837)	(84,846)	(103,683)

Non controlling interests	—	(190)	(190)	—	—	—	4,315	—	4,315

Net income (loss) attributable to shareholders of Cellectis	(4,672)	(18,124)	(22,796)	(8,722)	(58,533)	(67,255)	(14,522)	(84,846)	(99,368)

Adjustment of share-based compensation	789	32,613	33,402	1,098	57,524	58,622	5,957	42,968	48,925

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,883)	14,489	10,606	(7,625)	(1,009)	(8,633)	(8,565)	(41,877)	(50,442)

Depreciation and amortization	(99)	(1,838)	(1,937)	(345)	(1,866)	(2,211)	(551)	(2,820)	(3,371)
Additions to tangible and intangible assets	526	3,886	4,413	10,410	4,164	14,573	792	1,849	2,642
Impairment of tangible assets	—	—	—	—	—	—	—	(798)	(798)

(1)	Please note that for prior periods our intersegment revenues and other income of Therapeutics segment for 2015 was reported at €0.8 million, or $0.9 million. In this Annual Report, Intersegment revenues and other income of Therapeutics segment for 2015 is reported as $2.6 million and comprise both management fees and direct costs reinvoicing. The counterpart of this change is the line Segment revenues and other income. It has no impact on External revenues of Therapeutics segment.

Therapeutics segment—2016 vs. 2017

External revenues in our Therapeutics segment decreased by $22.9 million, or 41.0%, from $55.9 million for the year ended December 31, 2016 to $33.0 million for the year ended December 31, 2017. The decrease was primarily due to a decrease of $19.1 million in collaboration agreement revenues and lower subsidies revenue and research tax credit, as described in sections “Revenues” and “Other income” of the consolidated operating result analysis.

The decrease in operating expenses of $7.6 million, or 6.6%, from the year ended December 31, 2016 to the year ended December 31, 2017 resulted primarily from lower personnel expenses, mainly attributable to the decrease in non-cash stock-based compensation expenses and social charges on stock options grants, and is partially offset by the increase in purchases and external expenses for product development.

Segment operating loss before tax for the Therapeutics segment increased by $15.3 million, or 26.2%, from the year ended December 31, 2016 to the year ended December 31, 2017.

Therapeutics segment—2015 vs. 2016

External revenues in our Therapeutics segment decreased by $6.7 million, or 10.6%, from $62.5 million for the year ended December 31, 2015 to $55.9 million for the year ended December 31, 2016. The decrease was primarily due to a decrease of $11.7 million in collaboration agreement revenues and higher research tax credit, as described in sections “Revenues” and “Other income” of the consolidated operating result analysis.

The increase in operating expenses of $25.8 million, or 29.1%, from the year ended December 31,2015 to the year ended December 31, 2016 resulted primarily from higher personnel expenses, attributable, among other things, to the increase in non-cash stock-based compensation expenses, as well as the increase in external expenses for product development.

Segment operating loss before tax for the Therapeutics segment increased by $32.4 million, or 124.5%s from the year ended December 31, 2015 to the year ended December 31, 2016.

Plants segment—2016 vs. 2017

External revenues in our Plants segment increased by $0.2 million, or 27.6%, from $0.6 million for the year ended December 31, 2016 to $0.7 million for the year ended December 31, 2017.

The increase in operating expenses of $10.2 million, or 108.4%, from the year ended December 31, 2016 to the year ended December 31, 2017 resulted primarily from a significant increase in Calyxt’s activities, higher professional fees related to the cost of becoming a Nasdaq listed company, as well as an increase in non-cash stock-based compensation expenses.

Segment operating loss before tax for the Plants segment increased by $10.0 million, or 113.8%, from $8.8 million for the year ended December 31, 2016 to $18.8 million for the year ended December 31, 2017.

Plants segment—2015 vs. 2016

External revenues in our Plants segment increased by $0.5 million, from $49 thousand for the year ended December 31, 2015 to $0.6 million for the year ended December 31, 2016.

The increase in operating expenses of $4.4 million, or 88.7%, from the year ended December 31, 2015 to the year ended December 31, 2016 resulted primarily from a significant increase in Calyxt’s activities, as well as an increase in non-cash stock-based compensation expenses.

Segment operating loss before tax for the Plants segment increased by $3.9 million, or 78.7%, from $4.9 million for the year ended December 31, 2015 to $8.8 million for the year ended December 31, 2016.

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

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer and Servier. Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Key Financing Events

•	2014—In March 2014, we completed a private placement of 4,000,000 ordinary shares to institutional investors for gross proceeds of €20.5 million. In July 2014, in connection with our collaboration agreement with Pfizer, we issued 2,786,924 ordinary shares, representing 10% of our then-outstanding ordinary shares, to Pfizer for gross proceeds of €25.8 million. In November 2014, we issued shares in connection with the exercise of non-employee warrants for gross proceeds of €13.4 million.

•	2015—In March 2015, we completed our U.S. initial public offering of ADSs on the Nasdaq for gross of $228 million of gross proceeds, of which we received net proceeds of $209.6 million.

•	2017—In July 2017, Calyxt completed an initial public offering of its common stock on the Nasdaq, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including 1,050,000 shares of common stock pursuant to the exercise by the underwriters of their option to purchase additional shares). Calyxt received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Then, the net proceeds amounted to $38 million on a consolidated basis.

Liquidity management

As of December 31, 2017, we had current financial assets and cash and cash equivalents of $297.0 million comprising cash and cash equivalents of $256.4 million and current financial assets of $40.6 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalent denominated in U.S. dollars amounted to $233.9 million as of December 31, 2017. Current financial assets denominated in U.S. Dollars amounted to $39.7 million as of December 31, 2017.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2015, 2016 and 2017:

	For the year ended December 31,
	2015	2016	2017
Net cash flows provided by (used in) operating activities	3,591	(32,710)	(52,327)
Net cash flows provided by (used in) investing activities	(7,728)	(53,137)	1,784
Net cash flows provided by (used in) financing activities	220,591	485	41,266

Total	216,454	(85,362)	(9,277)

Effect of exchange rate changes on cash	(10,743)	(2,181)	11,089

Year Ended December 31, 2017

The net cash flows used in operating activities are mainly due to cash payments of $53.9 million to suppliers, wages and social expenses of $19.8 million and rent payments of $3.7 million, partially offset by $8.4 million of payments received from Servier and Pfizer pursuant to our collaboration agreements and $8.1 million of research tax credit as well as other variances.

The net cash flows used in investing activities primarily reflects, the proceeds from disposal of $7.0 million related to Calyxt’s sale and leaseback agreement, partially offset by our acquisition of $2.6 million of financial current assets at Cellectis and our investments in research and development equipment and intangible assets in both the United States and France of $2.7 million.

The net cash flows provided by financing activities mainly reflects the net proceeds of the Calyxt IPO of $38.1 million, on a consolidated basis, the subscription of non-employee warrants for $0.3 million, and exercises of 121,492 BSPCE warrants and 31,873 stock options by employees during the period for $2.7 million.

Year Ended December 31, 2016

The net cash flows used in operating activities are mainly due to our cash expenditures related to research and development efforts, including the advancement of UCART123, for which an IND was filed in the United States in 2016, plus several advance payments made for manufacturing activities, partially offset by the payments received from Servier and Pfizer pursuant to our collaboration agreements. Cash outflows for 2016 also include $7.0 million of social charges on stock options.

The net cash flows used in investing reflects our use of $10.0 million for the acquisition of land by Calyxt and the building of its greenhouse, and the acquisition of $37.5 million of current financial assets at Cellectis.

The net cash flows provided by financing activities includes the exercise of non-employees warrants in January 2016 for $0.3 million and the subscription of non-employees warrants in September 2016 for $0.3 million partially offset by the decrease of financial lease debt for $0.1 million.

Year Ended December 31, 2015

We had net cash flows provided by operating activities of continuing operations of $3.6 million for the year ended December 31, 2015, primarily as a result of payments received from Servier and, to a lesser extent, Pfizer. In December 2015, we received an upfront payment of $40.0 million in connection with the amendment to our collaboration agreement with Servier. Our cash expenditures during 2015 related to our research and development efforts, including the advancement of UCART19, for which a CTA was filed in the United Kingdom in 2015. Cash outflows for 2015 also include $13.5 million of social charges on free shares and stock options grants.

The net cash flows used in investing activities of continuing operations of $7.8 million for the year ended December 31, 2015 primarily reflects our use of $4.3 million for the acquisition of industrial and laboratory equipment at Cellectis S.A. and Cellectis Inc., and our repurchase for $3.9 million of 25% of the minority shares of Cellectis Bioresearch.

The net cash flows provided by financing activities of continuing operations of $220.6 million for the year ended December 31, 2015 includes the net proceeds from our U.S. initial public offering on the Nasdaq Global Market in March 2015.

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

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations into 2020. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

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

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2017, we had 97 employees engaged in research and development activities. In the years ended December 31, 2015, 2016 and 2017 we spent $58.2 million, $78.5 million and $79.2 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

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

We entered into (i) financial derivative instruments agreements to minimize impacts from exchange rate fluctuations and (ii) seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

F.	Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

As of December 31, 2017	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Sale and lease-back agreement	30,114	1,076	2,689	2,676	23,673
Facility lease agreements	13,416	3,110	5,939	1,670	2,697
License agreements	18,413	1,238	2,476	2,476	12,223
Manufacturing agreements	7,679	7,679	—	—	—
Other agreements	1,702	1,702	—	—	—

Total contractual obligations	71,324	14,805	11,104	6,821	38,593

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

We also provided Letters of Credit to the landlords of our facility in New York and Calyxt’s facility in New Brighton.

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

The following table sets forth information regarding our executive officers and directors as of March 13, 2018. Unless otherwise stated, the address for our executive officers and directors is 8, rue de la Croix Jarry, 75013 Paris, France.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	53	Chairman of the Board, Chief Executive Officer, and Co-Founder
Julia Berretta, Ph.D.	37	Vice President Business Development
Elsy Boglioli (1)	36	Chief Operating Officer
Stéphane Depil, M.D. Ph.D.	44	Senior Vice President Research and Development and Chief Medical Officer
Philippe Duchateau, Ph.D.	55	Chief Scientific Officer
Eric Dutang	44	Chief Financial Officer
Stephan Reynier	49	Chief Regulatory Officer
David Sourdive, Ph.D.	51	Director, Executive Vice President, Technical Operations and Co-Founder
Marie-Bleuenn Terrier	36	General Counsel
Federico Tripodi	41	Chief Executive Officer, Calyxt, Inc.
Non-Employee Directors:
Laurent Arthaud	55	Director
Pierre Bastid	63	Director
Rainer Boehm	57	Director
Alain Godard	72	Director
Hervé Hoppenot	58	Director
Jean-Marie Messier	61	Director
Annick Schwebig, M.D.	67	Director

(1)	In connection with the retirement of Dr. Mathieu Simon, Ms. Boglioli was appointed Chief Operating Officer on March 13, 2018.

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

Elsy Boglioli joined Cellectis in December 2017. Commencing in 2018, she serves as Chief Operating Officer. Prior to assuming the COO role, she served as Executive Vice President, Strategy and Corporate

Development. Prior to joining Cellectis, she worked at Boston Consulting Group (BCG) where she served as Partner and Managing Director, and leader of BCG’s biotech-focused business in Europe. At BCG, she was also a member of the global biopharma leadership team and global strategy practice management team and served as regional head of the strategy practice for Europe. Ms. Boglioli graduated from Ecole Polytechnique in Paris, France and holds a master’s degree in economy and management from Pompeu Fabra University in Barcelona, Spain.

Stéphane Depil, M.D., Ph.D., joined Cellectis in December 2017. He serves as Senior Vice President, Research & Development and Chief Medical Officer. In addition to his role at Cellectis, Stéphane Depil is an onco-hematologist at Léon Bérard Cancer Center and an adjunct Professor at University Claude Bernard Lyon 1, France. Prof. Depil is a Board-certified physician in hematology and has over 15 years of experience in oncology clinical development, both in hospital / university and pharmaceutical companies. He obtained a PhD in immunology at Institut de Biologie de Lille after working on a project concerning cancer vaccination. Prior to joining the Léon Bérard Cancer Center & Cancer Research Center of Lyon, France, as Medical Director of the Cancer Immunotherapy Program, he served as Chief Executive Officer at Netris Pharma, where he was responsible for the management of an oncology startup and preclinical development of a first-in-class monoclonal antibody in Phase I. Prior to Netris, Stéphane Depil worked at Servier for 8 years in a variety of roles, including Director of Oncology Research and Development, where he managed 20 programs: 5 in the clinic, 7 at late preclinical stages, and 8 at early preclinical stages. He also directly supervised the evaluation of over 100 licensing opportunities.

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

David Sourdive, Ph.D., is a co-founder of Cellectis and has held the position of Executive Vice President, Technical Operations since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate

Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. From 2009 to 2012, he served as President of Ectycell SAS, and since 2012, he has served on its supervisory committee. Since February 2014, Dr. Sourdive has also served on the board of directors of Mediterranean Institute for Life Sciences. Since June 2015, he has served on the board of directors of Eukarÿs SAS, and since 2017 Dr. Sourdive serves on the Board of Omics SAS. He previously served on the boards of directors of Cellectis AB, Medicen Paris Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +). We believe Dr. Sourdive’s extensive experience in business and the biotechnology industry qualifies him to serve on our board of directors.

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

Federico Tripodi was appointed CEO of Calyxt in May 2016. He holds a Master of Business Administration degree from Washington University’s Olin Business School, as well as an agronomic engineering degree from Buenos Aires University, and has gathered extensive experience in agricultural R&D and product development during his nearly two-decade career in the agricultural biotechnology and seeds industry. Prior to joining Calyxt, he worked as General Manager for Monsanto Company’s Sugarcane Division in Brazil for three years. He held other roles for Monsanto in Saint Louis, Mo., spanning Corporate Strategy (2011-2013), Omega-3 Program Lead (2009-2011), Oilseeds Global Quality Management Lead (2008-2009) and multiple other roles that involved managing multidisciplinary research teams in the technology organization between 2001 and 2008. During his tenure at Monsanto, Mr. Tripodi led or participated with early discovery and late commercialization phase product launches across the Americas, which included biotechnology consumer traits (improved composition soybean oils) and farmer traits (high yield, drought tolerance, insect protection and herbicide tolerance). Mr. Tripodi started his career in Argentina in 1998 in field research of biotechnology traits and chemistry formulations until he moved to Saint Louis in 2001. Mr. Tripodi also has experience as a director of a startup and served on the board of directors for a not-for profit.

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

Pierre Bastid has served as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving on the board of directors of Pharnext (a biotechnology company), Hougou Finance S.A. and Hougou Développement S.A. (his own investment company), ZAKA S.A. and GRID (his own Paris and New York-based real estate companies), Shango S.A. (his own private equity company), EVOK (his own hotel group), Nepteam S.A.S. (a shipbuilding company), Louise 342-344 S.A., Hebioso S.A., La Chartreuse B S.C., Batuque Hotelaria e Turismo S.A. and Casino Royal S.A.

Mr. Bastid also advises a number of investment and private equity firms. Mr. Bastid is a trustee of the Juilliard School of Music and other non-profit organizations based in the United States. We believe Mr. Bastid’s extensive business experience qualifies him to serve as a member on our board of directors.

Rainer Boehm has served as a member of Cellectis’ board of directors since 2017. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. He led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma, as well as ad interim CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. His broad interests include leadership development, coaching and mentoring, access to medicines and new business models including solutions to leverage digital medicines and real world evidence. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France. We believe Mr. Boehm’s extensive business and medical experience in pharmaceutical industry qualifies him to serve as a member on our board of directors.

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

Hervé Hoppenot has served as a member of Cellectis’ board of directors since 2017. He serves as President and Chief Executive Officer of Incyte Corporation since 2014, and was appointed Chairman of the Board of Directors in 2015. Incyte is one of the fastest growing biopharmaceutical companies in the U.S. Prior to joining Incyte, Mr. Hoppenot was the President of Novartis Oncology, which included $11 billion in global sales, the largest oncology pipeline in the industry and 8000 employees in 50 countries. Prior to joining Novartis in 2003, Mr. Hoppenot started his career in 1983 with Rhone Poulenc, later known as Aventis, where he served in several senior roles of increasing responsibility, including Vice President of Oncology and Head of the US Oncology business unit. We believe Mr. Hoppenot’s business experience in the biotechnology industry qualifies him to serve as a member of our board of directors.

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

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2017, was $3.6 million. For the year ended December 31, 2017, 715,000 stock options with an exercise price of €22.57 per ordinary share were issued to directors and executive officers as compensation under the 2017 Stock Option Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $35,285 for the year ended December 31, 2017.

Service Agreements

Mr. Godard, a member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy. We paid €34 thousand (or $38 thousand) in compensation for those services in fiscal year 2017.

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

Pursuant to the change of control plan, the severance package shall be paid if, within the 36-month period following a change of control of our company, one of the following events occurs:

•	non-renewal or dismissal other than for gross misconduct (faute lourde) of the employees or executives concerned; and

•	for Drs. Choulika and Sourdive only, resignation as a result of a significant reduction of their duties or compensation, or end or non-renewal of their corporate appointments.

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

A “change of control” is defined by reference to Article L.233-3 of the French Commercial Code, which provides that one or more persons acting alone or in concert are considered to control a company if (1) they have direct or indirect ownership of a majority of the voting rights or a proportion of the voting rights allowing de facto control of the decisions made by the shareholders, provided that such control is presumed if no shareholder holds a greater proportion of the voting rights; or (2) they have the power to appoint or dismiss a majority of the board of directors

Limitations on Liability and Indemnification Matters

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

Equity Incentives

We believe that our ability to grant equity awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. In accordance with French corporate law and tax considerations, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	employee warrants (otherwise known as bons de souscription de parts de créateur d’entreprise or BSPCE), granted only to employees of Cellectis;

•	non-employee warrants (otherwise known as bons de souscription d’actions or BSA), granted only to non-employee directors and other service providers or consultants not eligible for employee warrants;

•	restricted, or free, shares (otherwise known as actions gratuites); and

•	stock options (otherwise known as options de souscription d’actions).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted under these instruments must be approved by a two-thirds majority of the shares held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Such extraordinary general meeting shall determine the aggregate amount of equity incentive instruments to be granted and the period during which such authorization may be used by our board of directors, which cannot exceed 18 months for non-employee warrants and employee warrants and 38 months for stock option and restricted (free) shares, in each case beginning from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

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

As of December 31, 2017, 21,569 employee warrants exercisable for an aggregate of 22,403 ordinary shares at a weighted average exercise price of €7.81 per share, were outstanding.

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

As of December 31, 2017, 1,079,400 non-employee warrants exercisable for an aggregate of 1,079,400 ordinary shares at a weighted average exercise price of €27.62 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof.

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

•	15,600 free shares granted in 2015 under the 2015 Free Share Plan will be acquired on May 18, 2019 for the Non-French residents, subject to the continued service of the beneficiaries.

Stock Options

On March 24, 2015, our board of directors adopted our 2015 Stock Option Plan, which will expire on April 16, 2018 and on October 28, 2016, our board of directors adopted our 2016 Stock Option Plan which will expire on July 18, 2019. The 2015 Stock Option Plan, the 2016 Stock Option Plan as amended and the 2017 Stock Option Plan (collectively, the “Stock Option Plans”) follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option will be no less than ninety-five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of the board of directors decision to allocate the options. The maximum number of ordinary shares, which may be subject to stock options issued is 7,354,930 ordinary shares under the 2015 Stock Option Plan, is 3,217,861 ordinary shares under the 2016 Stock Option Plan and is 3,541,547 ordinary shares under the 2017 Stock Option Plan. Incentive Stock Options and Non-qualified stock options may be granted under the Stock Option Plans.

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

As of the date of this Annual Report:

•	82,123 free shares granted under the 2012 Free Share Plan vested on September 18, 2014 are now exercisable, of which 30,981 shares are held by our directors and officers;

•	60,000 free shares granted under the 2013 Free Share Plan vested on March 19, 2015 are now exercisable, of which 26,000 free shares are held by our directors and officers;

•	98,000 free shares granted under the 2014 Free Share Plan vested on April 10, 2016 and are under the holding period of two years, of which 8,000 free shares have been granted to our directors and officers;

•	50,000 free shares granted in 2015 to one employee under terms and conditions similar to the 2014 Free Share Plan vested on January 8, 2017, and are under the holding period of two years; and

•	414,950 free shares granted under the 2015 Free Share Plan vested on May 18, 2017 and are under the holding period of two years, of which 170,000 free shares have been granted to our directors and officers.

As of the date of this Annual Report, a maximum of 3,541,547 stock options may be optioned and issued under the 2017 Stock Option Plan. This figure includes 1,220,000 stock options granted under the 2017 Stock Option Plan on October 11, 2017 with an exercise price of €22.57 per ordinary share, of which 715,000 were granted to certain of our directors and executive officers.

Calyxt, Inc.

In December 2014, our subsidiary Calyxt granted options representing a 0.83% interest to a small group of its employees and two of our directors and executive officers, and it reserved an additional 0.1% for further grants. Calyxt made these grants to provide incentives for these employees that are directly linked to the performance of Calyxt, rather than Cellectis as a whole.

In September 2015, our subsidiary Calyxt granted options representing a 0.4% interest to a group of its employees and two of our directors and executive officers.

In April 2016, our subsidiary Calyxt granted options representing a 6.1% interest to a group of its employees and ten of our directors, executive officers, employees and consultants.

In June 2017, our subsidiary Calyxt granted options and restricted stock unit representing a 12.9% interest to a group of its employees and twenty of our directors, executive officers, employees and consultants.

C.	Board Practices

Board Composition

Under French law and our By-laws, our board of directors must be composed of between three and eighteen members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board, in accordance with French law.

We currently have nine directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name (1)	Current Position	Year of Initial Appointment	Term Expiration Year
André Choulika, Ph.D.	Chairman	2000	2018
David Sourdive, Ph.D.	Director	2000	2018
Alain Godard	Director	2007	2018
Pierre Bastid	Director	2011	2020
Laurent Arthaud	Director	2011	2020
Annick Schwebig, M.D.	Director	2011	2020
Jean-Marie Messier	Director	2015	2018
Hervé Hoppenot	Director	2017	2020
Rainer Boehm	Director	2017	2020

(1)	Dr. Mathieu Simon retired from our board of directory in October 2017.

In addition, French law required companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, and Délégués du personnel, or staff delegates, both being composed of representatives elected from among the employees. In conjunction with the French law then applicable to companies of 200 employees and less, we chose to have only one employee representative body, the Délégation Unique du Personnel. Our Délégation Unique du Personnel has been elected for a four year period, and our current Délégation Unique du Personnel was formed on June 19, 2015. Among these representatives, two are entitled to attend all meetings of the board of directors and shareholders, in an observer capacity.

Pursuant to new French regulations, which entered into effect on January 1, 2018, any company having more than 10 employees must, on or before January 1st, 2020, implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the various employee representative bodies, including the Délégation Unique du Personnel. We currently intend to comply with this obligation before the end of 2018.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit and finance committee, for which the Nasdaq listing requirements permit specified phase-in schedules.

Our board of directors has determined that, applying the applicable rules and regulations of the SEC and the Nasdaq listing standards, all of our directors, except Drs. Choulika and Sourdive, qualify as “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

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

As of December 31, 2017, we had 135 employees, 131 of whom are full-time, 47 of whom hold Ph.D. or M.D. degrees, 96 of whom were engaged in research and development activities and 39 of whom were engaged in business development, legal, finance, information systems, facilities, human resources or administrative support. As of December 31, 2017, 84 of our employees were located in France and 51 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2018 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2018. The percentage ownership information shown in the table is based upon 35,960,062 ordinary shares outstanding as of December 31, 2017.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Bpifrance Participations	2,879,500	8.01%
Pfizer, Inc. (1)	2,817,455	7.84%
FMR LLC (2)	3,592,818	10.05%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D (3)	1,431,732	3.98%
David Sourdive, Ph.D. (4)	1,368,535	3.81%
Philippe Duchateau, Ph.D. (5)	354,973	*
Eric Dutang (6)	143,950	*
Julia Berretta (7)	217,165	*
Marie-Bleuenn Terrier (8)	292,609	*
Stephan Reynier (9)	124,493	*
Elsy Boglioli	0	*
Stéphane Depil	0	*
Federico Tripodi	0	*
Alain Godard (10)	144,999	*
Pierre Bastid (11)	3,422,394	9.52%
Laurent Arthaud	0	*
Annick Schwebig, M.D. (12)	51,997	*
Jean-Marie Messier (13)	110,117	*
Hervé Hoppenot	0	*
Rainer Boehm	0	*
All directors and executive officers as a group (17 persons)	7,664,904	21.32%

*	Represents beneficial ownership of less than one per cent.
(1)	The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014.
(2)	Amounts beneficially owned by FMR LLC were reported pursuant to a Schedule 13G amendment filed with the SEC on February 13, 2018 by FMR LLC and Abigail P. Johnson. FMR LLC’s address is 245 Summer Street, Boston, Massachusetts 02210. FMR LLC is the parent company of Fidelity Management & Research Company (“FMR Co.”), which carries out the voting of shares owned by various Fidelity funds under written guidelines established by the Fidelity funds’ boards of trustees.
(3)	Includes 164,379 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 125,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 80,350 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan and 84,929 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2016 Stock Option Plan.
(4)

Includes 131,507 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 109,375 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option

Plan and 70,307 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 74,313 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan. Includes 703,041 shares held by Viveoo SARL.
(5)	Includes 98,630 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 93,750 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 60,263 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan and 63,696 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan.
(6)	Includes 9,375 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 60,263 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan and 74,313 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan.
(7)	Includes 65,752 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 56,250 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 the Stock Option Plan, 40,263 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan and 31,131 ordinary shares that Mrs. Berretta has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan.
(8)	Includes 65,752 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 56,250 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 70,306 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan and 74,313 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan.
(9)	Includes 29,589 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 25,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 29,428 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan and 25,353 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan.
(10)	The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 33,6333 non-employee warrants, which are exercisable since September 8, 2016, 26,783 non-employee warrants, which are exercisable since March 14, 2017 and 13,333 non-employee warrants, which are exercisable since October 28, 2017.
(11)	The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 33,333 non-employee warrants, which are exercisable since September 8, 2016, 26,783 non-employee warrants, which are exercisable since March 14, 2017, 13,333 non-employee warrants, which are exercisable since October 28, 2017 and includes 3,298,944 shares held by Zaka Rendement S.A.
(12)	The ordinary shares include 30,000 non-employee warrants which are exercisable since March 27, 2016, 33,333 non-employee warrants, which are exercisable since September 8, 2016, 26,783 non-employee warrants, which are exercisable since March 14, 2017, and 13,333 non-employee warrants, which are exercisable since October 28, 2017.
(13)	The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, and 33,333 non-employee warrants, which are exercisable since September 8, 2016, and 26,783 non-employee warrants, which are exercisable since March 14, 2017.

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

As of February 28, 2018, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 40.2% of our outstanding ordinary shares were held in the United States by 64 holders of record.

B.	Related Party Transactions

Since January 1, 2015, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Alliance agreement

Pfizer purchased 10% of our then-outstanding ordinary shares on July 31, 2014. The revenues booked for Pfizer in the years ended December 31, 2015, 2016 and 2017 amount to $10.2 million, $25.3 million and $19.7 million respectively. As of December 31, 2017, there no outstanding receivables and Pfizer had a 7.84% ownership in Cellectis.

Conditional advances and subsidies

Bpifrance, which is a shareholder of Cellectis, has granted us conditional advances and subsidies. There was no outstanding conditional advances and subsidies since December 31, 2016.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers

Equity Awards

Since January 1, 2017, we have granted equity awards to certain of our directors and executive officers:

•	On October 11, 2017, we granted 715,000 stock options to certain of our Directors and Executive Officers; and

•	On October 11, 2017, we granted 240,000 non-employee warrants (BSA) to our Directors.

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

Transactions with subsidiaries: Calyxt IPO and Key Arrangements

On July 25, 2017, Calyxt completed an initial public offering on the Nasdaq Global Market, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including the full exercise by the underwriters of their over-allotment option). The Company received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds from us to cover a portion of the outstanding obligations owed to Cellectis. Following the initial public offering, as of February 28, 2018, Cellectis owns approximately 79.3% of Calyxt’s common stock.

In connection with Calyxt’s IPO, we and Calyxt entered into certain agreements that relate to our relationship with Calyxt prior to the IPO or that provide a framework for our ongoing relationship with Calyxt. The summaries of the most significant provisions of these agreements. These summaries are qualified in their entirety by reference to the full text of such agreements.

Management Services Agreement

We are party to a management services agreement dated January 1, 2016 and amended July 25, 2017 that we entered into with Calyxt and Cellectis, Inc., a Delaware corporation and our wholly owned subsidiary (“Cellectis, Inc.”), pursuant to which we and Cellectis, Inc. provide certain services to Calyxt, including certain general management, finance, investor relations, communication, legal, intellectual property, human resources and information technology services. In consideration for such services, Calyxt pays to us and Cellectis, Inc. certain fees, consisting of reimbursement of all costs and expenses reasonably incurred by us in connection with the provision of such services, payment of a mark-up corresponding to a percentage of certain of the costs and expenses, which range from zero to 10%, and reimbursement of costs and expenses of services that are subcontracted by us on Calyxt’s behalf.

The management services agreement is automatically renewed for one year periods starting on January 1st of each year. Either party has the right to terminate the agreement at the anniversary date of the agreement by giving three months prior notice. We also entered into an amendment to the agreement in connection with IPO to provide that the agreement may otherwise be terminated by us or by Calyxt in connection with certain material breaches by the other party upon prior written notice subject to limited cure periods, the sale of all or substantially all of the assets of either party, certain bankruptcy events or certain judgments.

During fiscal year 2016, Calyxt made payments to us for services provided under the management services agreement of $1.8 million, which excludes direct re-invoicing and royalties paid to us.

Stockholders Agreement

On July 25, 2017 we entered into a stockholders agreement with Calyxt, which we refer to as the stockholders agreement. Pursuant to our stockholders agreement with Calyxt, we have certain contractual rights for so long as we beneficially own at least 50% of the then outstanding shares of Calyxt’s common stock, including:

•	to approve any modification to Calyxt’s or any future Calyxt subsidiary’s share capital (e.g., share capital increase or decrease), the creation of any subsidiary by Calyxt, any grant of stock-based compensation, any distributions or initial public offering, merger, spin-off, liquidation, winding up or carve-out transactions;

•	to approve Calyxt’s annual business plan and annual budget and any modification thereto;

•	to approve any external growth transactions of Calyxt exceeding $500,000 and not included in the approved annual business plan and annual budget;

•	to approve any investment and disposition decisions by Calyxt exceeding $500,000 and not included in the approved annual business plan and annual budget (it being understood that this clause excludes the purchase and sale of inventory as a part of the normal course of business);

•	to approve any related-party agreement and any agreement or transaction between the executives or shareholders of Calyxt, on the one hand, and Calyxt or any of its subsidiaries, on the other hand;

•	to approve any decision by Calyxt pertaining to the recruitment, dismissal/removal, or increase of the compensation of executives and corporate officers;

•	to approve any material decision by Calyxt relating to a material litigation;

•	to approve any decision by Calyxt relating to the opening of a social or restructuring plan or pre-insolvency proceedings;

•	to approve any buyback by Calyxt of its own shares;

•	to approve any new borrowings or debts of Calyxt exceeding $500,000 and early repayment of loans, if any (it being understood that we will approve the entering into of contracts for revolving loans and other short-term loans and the repayment of such for financing general operating activities, such as revolving loans for inventory or factoring of receivables);

•	to approve grants by Calyxt of any pledges on securities;

•	to develop new activities and businesses not described in the annual business plan and annual budget;

•	to approve entry into any material agreement or partnership; and

•	to approve any offshore and relocation activities of Calyxt.

In addition, we have the following rights for so long as we beneficially own at least 15% of the then outstanding shares of Calyxt’s common stock, including:

•	to nominate the greater of three members of Calyxt’s Board of Directors or a majority of the directors;

•	to designate the Chairman of Calyxt’s Board of Directors and one member to each of the audit committee of the Board of Directors, the compensation committee of the Board of Directors and the nominating and corporation governance committee of the Board of Directors;

•	to approve any amendments to Calyxt’ amended and restated certificate of incorporation or its amended and restated by-laws that would change the name of Calyxt, its jurisdiction of incorporation, the location of its principal executive offices, the purpose or purposes for which Calyxt is incorporated or the Cellectis approval items set forth in the stockholders agreement;

•	to approve the payment of any regular or special dividends;

•	to approve the commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of Calyxt or a material subsidiary;

•	to approve any public or private offering, merger, amalgamation or consolidation of Calyxt or the spinoff of a business of Calyxt or any sale, conveyance, transfer or other disposition of Calyxt’s assets; and

•	to approve any appointment to Calyxt’s Board of Directors contrary to the stockholders agreement or Calyxt’s certificate of incorporation or Calyxt’s by-laws.

In addition, for so long as we beneficially own at least 15% of the then outstanding shares of Calyxt’s common stock, (i) we will be entitled to certain information rights, including the right to consult with and advise senior management, to receive quarterly and annual financial statements and to review Calyxt’s books and records and (ii) Calyxt will also be required to cooperate with us in connection with certain sales and pledges of Calyxt’s shares or grants of security interests in respect thereof, including in connection with margin loans.

The stockholders agreement will also provide us with certain registration rights, including certain demand and piggyback registration rights. The registration rights will remain in effect with respect to any shares covered by the Stockholders Agreement until (i) all of our Calyxt shares have been sold pursuant to an effective registration statement under the Securities Act; (ii) all of our Calyxt shares have been sold to the public pursuant to Rule 144 under the Securities Act; or (iii) we own less than 10% of the then outstanding shares of Calyxt’s common stock.

Separation Agreement

On July 25, 2017, we entered into a separation agreement with Calyxt, which sets forth certain agreements between us and Calyxt that will govern the relationship between us and Calyxt following this offering, including with respect to the following matters:

•	guarantees;

•	insurance policies;

•	mutual releases and indemnification matters;

•	accounting, financial reporting and internal control issues;

•	confidentiality;

•	ability of the parties to compete with each other; and

•	settlement of intercompany accounts.

The separation agreement will terminate upon the earlier of (i) mutual written consent of us and Calyxt and (ii) the date on which we and our affiliates cease to hold at least 15% of the then outstanding shares of Calyxt’s common stock.

License Agreement with Calyxt

We are party to a license agreement with Calyxt pursuant to which Calyxt has been granted an exclusive, worldwide license (subject to existing licenses granted by us to third parties) to use, commercialize and exploit certain intellectual property in the field of researching, developing and commercializing agricultural and food products, including traits, seeds, and feed and food ingredients (excluding any application in connection with animals and animal cells), except that such license will be non-exclusive in such field for any activities relating to researching, developing or commercializing certain modified or mutated I-CreI homing endonucleases. Calyxt has also been granted a non-exclusive license to use the TALEN trademark in connection with its exploitation of licensed products under the agreement. Any improvements Calyxt makes to the licensed intellectual property will be owned by Calyxt but licensed back to us on an exclusive basis for any use outside of Calyxt’s exclusive agricultural field of use.

In consideration for the license from us, Calyxt is required to pay to us, on a product-by-product and country-by-country basis, a royalty of 3% of net sales of any products that are covered by the patents licensed from us. In addition, Calyxt will be required to pay us 30% of revenue Calyxt receives for sublicensing its rights under the agreement to third parties. Calyxt’s payment obligations to us will expire upon the expiration of the last-to-expire valid claim of the patents licensed to Calyxt by us.

Under our license agreement with Calyxt, and as between the parties, we have the first right to control the prosecution, maintenance, defense and enforcement of the licensed intellectual property and Calyxt will have the right to step in and assume such control with respect to the patents owned by us and exclusively licensed to Calyxt under the agreement if we elect to not prosecute, maintain, defend or enforce such patents. In certain circumstances, if we elect to abandon any patents owned by us and exclusively licensed to Calyxt under the agreement, Calyxt will have the right to assume ownership of such patents. In addition, some of the intellectual property that will be licensed to Calyxt by us consists of an exclusive sublicense, subject to existing sublicenses granted by us to third parties, of intellectual property originally licensed to us by the University of Minnesota to exploit such intellectual property in Calyxt’s exclusive agricultural field of use. Therefore, as to such sublicensed intellectual property, Calyxt’s license from us will be subject to the terms and conditions of the license agreement between the University of Minnesota and us, and to the extent Calyxt’s activities under such sublicense violate any terms and conditions of the license agreement between us and the University of Minnesota, Calyxt will be responsible for any damages that we may incur. In addition, Calyxt is required to reimburse us for any and all payments made by us to the University of Minnesota pursuant to the license agreement between the University of Minnesota and us to the extent that any such payments are required to be made as a result of Calyxt’s applicable activities. Under the license agreement between us and the University of Minnesota, the University of Minnesota has the first right to control the prosecution and maintenance of the licensed intellectual property.

Calyxt’s license agreement with us is perpetual. However it may be terminated upon the mutual written agreement of both parties, either party’s uncured material breach of the agreement, or upon certain bankruptcy and insolvency related events.

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

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $2.3 million on December 31, 2017). Moreover, the statutory accumulated deficit is $159.5 million as of December 31, 2017.

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

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADS have been listed on Nasdaq under the symbol “CLLS” since March 24, 2015. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Growth market of Euronext Paris under the symbol “ALCLS” since February 7, 2007. Prior to that date, there was no public trading market for ADSs or our ordinary shares. Our initial public offering in March 2015 was priced at $41.50 per ADS on March 24, 2015. The following tables set forth for the periods indicated the reported high and low sale prices per ADS on Nasdaq in U.S. dollars and per ordinary share on Euronext Growth in euros.

Nasdaq

Period	High	Low
Annual
2015 (beginning March 24, 2015)	$47.66	$23.67
2016	$33.64	$16.40
2017	$35.01	$17.52
2018 (through March 12, 2018)	$34.17	$27.78
Quarterly
First Quarter 2016	$30.16	$18.77
Second Quarter 2016	$33.64	$25.34
Third Quarter 2016	$28.35	$24.07
Fourth Quarter 2016	$23.24	$16.40
First Quarter 2017	$24.37	$17.52
Second Quarter 2017	$25.92	$21.96
Third Quarter 2017	$32.18	$21.65
Fourth Quarter 2017	$35.01	$23.33
First Quarter 2018 (through March 12, 2018)	$34.17	$27.78
Monthly
September 2017	$32.18	$24.96
October 2017	$35.01	$27.51
November 2017	$29.18	$23.33
December 2017	$29.15	$23.70
January 2018	$34.17	$27.78
February 2018	$32.65	$28.53
March 2018 (through March 12, 2018)	$34.07	$31.57

Alternext

Period	High	Low
Annual
2013	€7.70	€2.19
2014	€14.00	€2.40
2015	€40.90	€13.26
2016	€29.71	€14.99
2017	€29.61	€16.33
2018 (through March 12, 2018)	€27.42	€23.12
Quarterly
First Quarter 2016	€27.74	€22.01
Second Quarter 2016	€29.71	€22.67
Third Quarter 2016	€25.18	€21.97
Fourth Quarter 2016	€20.81	€14.99
First Quarter 2017	€22.49	€16.33
Second Quarter 2017	€24.02	€19.96
Third Quarter 2017	€26.84	€18.23
Fourth Quarter 2017	€29.61	€19.55
First Quarter 2018 (through March 12, 2018)	€27.42	€23.12
Monthly
September 2017	€26.84	€20.84
October 2017	€29.61	€22.88
November 2017	€26.90	€19.55
December 2017	€24.01	€20.09
January 2018	€27.14	€23.12
February 2018	€26.80	€23.34
March 2018 (through March 12, 2018)	€27.42	€25.30

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADS have been listed on Nasdaq under the symbol “CLLS” since March 24, 2015 and our ordinary shares have been listed on the Euronext Growth under the symbol “ALCLS” since February 7, 2007.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Key Provisions of Our By-laws and French Law

The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which was filed on January 9, 2018. In the event that our Bylaws are modified in connection with the creation of a specific category of preferred shares, the rights of holders of such preferred shares under our By-laws and French law will be described in the applicable prospectus supplement.

Corporate Purpose

Our corporate purpose, which is set forth in Article 3 of our Bylaws, in France and abroad includes:

•	all activities related to genetics and more specifically to genome engineering, in particular, research, development and invention, filing and use of patents and trademarks, sale and marketing, advising and assisting, in all areas, in particular in the agro-food, pharmaceutical, textile and environmental sectors; and

•	more generally, all industrial, commercial, financial and civil transactions and transactions involving real estate or movable property relating directly or indirectly to any of the aforementioned corporate purposes or any similar or related purpose.

Directors

Quorum and Voting. The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board of directors allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him or her at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are adopted by the majority of the voting rights held by the directors present or represented, it being specified that in case of a vote-split, the Chairman of the board of directors shall have a deciding vote.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested. Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the board of directors, excluding the vote of the interested director.

The foregoing requirements also apply to agreements between us and another company, provided that the company is not one of our wholly-owned subsidiaries, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Decisions Subject to the Prior Approval of the Board of Directors. Our By-laws provide that none of the decisions listed below (whether they relate to us or to any of our subsidiaries) shall be made without the prior approval of our board acting, upon first notice, by a majority of its members in office and, upon second notice, by a majority of its members present or represented by proxy:

•	approval and modification to the business plan and budget;

•	any decision pertaining to the recruitment, dismissal/removal, or increase of the compensation of executives and corporate officers;

•	any material decision relating to a material litigation in which we or any of our subsidiaries may have to pay an amount exceeding €2,000,000;

•	any decision relating to the opening of a social or restructuring plan or pre-insolvency proceedings;

•	dual listing of the company on a stock market located outside of France;

•	any repurchase of our own shares;

•	any new borrowings or debts exceeding €1,000,000 and early repayment of loans, if any;

•	grants of any pledges on securities exceeding €1,000,000;

•	offshore or relocate activities;

•	development of new activities and businesses not described in the budget; and

•	entry into any material agreement or partnership.

Directors’ Compensation. The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.

Board of Directors’ Borrowing Powers. There are currently no limits imposed by our By-laws on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Age Limits. The number of directors who are more than seventy (70) years old may not exceed one third of the directors in office.

Term of Director Office. Our By-laws provide that members of our board of directors are elected for a tenure of three years.

Employee Director Limits. The number of directors who are also party to employment contracts with the Company may not exceed one third of the directors in office.

Directors’ Share Ownership Requirements. None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends. We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below under “—Legal Reserve”).

Legal Reserve. Pursuant to French law, we must allocate at least 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Such allocation is compulsory until the amount in the legal reserve is equal to 10% of the aggregate par value of our issued and outstanding share capital. This restriction on the payment of dividends also applies to our French subsidiaries on an unconsolidated basis.

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders.

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and examined by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

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

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum period of nine months following the end of the relevant fiscal year. An extension of such timeframe may be granted by court order. Dividends that are not claimed within a period of five years after the payment date will be deemed to expire and revert to the French state.

Voting Rights. Each of our ordinary shares entitles its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our By-laws. The ownership of a share implies the acceptance of our By-laws and any decision of our shareholders.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our By-Laws provide that all shares held in registered form (actions nominatives) for more than two years will be granted double voting rights.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and are not taken into account for purposes of quorum calculation.

Rights to Share in Our Profit. Under French law, each ordinary share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation. If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be used to repay in full the par value of our outstanding shares. Any surplus will then be distributed among shareholders proportionally to their shareholding in our company.

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Regulation 596/2014 of April 16, 2014 (MAR) provides for safe harbor exemptions when the acquisition is made (i) under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and with the General Regulations of the Autorité des marchés financiers or AMF and (ii) for one of the following purposes which shall be provided for in the buy-back program:

•	to decrease our share capital;

•	to meet our obligations arising from debt financial instruments issued by us that are exchangeable into shares;

•	to meet our obligations arising from share option programs, or other allocations of shares, to our employees or to our managers our the employees or managers of our affiliate.

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 225-209 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

Under the Market Abuse Regulation 596/2014 of August 16, 2014 (MAR) and in accordance with the General Regulations of the AMF, a corporation shall report to the competent authority of the trading value on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

The decision to repurchase shares in order to decrease our share capital shall not be driven by losses and a purchase offer shall be made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date.

When shares are repurchased in order to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan, the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled.

In any case, no such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions. Our By-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages. There are no such requirements, except as described under the section of this Annual Report titled “—Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase any of the shareholders’ commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founders’ warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings. The right to participate in a shareholders’ meeting is granted to all the shareholders, regardless of the number of shares they hold, whose shares are fully paid up and for whom a right to attend shareholders’ meetings has been established by registration of their shares in the names or names of the authorized intermediary acting on their behalf on the second business day prior to the shareholders’ meeting at midnight (Paris time), either in the registered shares accounts held by the Company or in the bearer shares accounts held by the authorized intermediary.

Each shareholder may attend the meetings and vote (1) in person, or (2) by granting a proxy to his or her spouse, his or her partner with whom he or she has entered into a civil union, or another shareholder, for physical persons, or any person that they may choose, for legal entities, or (3) by sending a proxy to us without indication of the beneficiary (in which case such proxy shall be cast in favor of the resolutions supported by the board of directors), or (4) by correspondence, or (5) by videoconference or another means of telecommunication organized by the board of directors and allowing identification of the relevant shareholder in accordance with applicable laws.

Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via telecommunications means. Such vote or proxy must be received (1) at least three days prior to the meeting, in the case of hard copies, (2) by 3:00 p.m. (Paris time) on the day before the meeting, in the case of, electronic votes by email, (3) by the date of the meeting, in the case of a proxy granted to a designated person, and (4) by 3:00 p.m. (Paris time) on the day before the meeting, in the case of proxies without a designated attorney and therefore granted to the chairman of the meeting.

Shareholders sending their vote within the applicable time limit, using the form provided to them by us for this purpose, are deemed present or represented at the shareholders’ meeting for purposes of quorum and majority calculation.

The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda. To better understand the voting rights of the ADSs, you should carefully read the section of the accompanying prospectus “Description of American Depositary Shares”.

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by our statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person. Meetings are held at our registered offices or at any other location indicated in the convening notice. A meeting notice (avis de réunion) is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to the date of the shareholders’ meeting.

Additionally, a convening notice (avis de convocation) is published at least fifteen days prior to the date of the meeting in a legal gazette of the department in which the registered office of the company is located and in the French Journal of Mandatory Statutory Notices (BALO). Further, shareholders having held registered shares (actions nominatives) for at least one month at the time of the convening notice must be convened individually, by regular letter (or by registered letter if requested by the relevant shareholder) sent to their last known address.

When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

All notices to the shareholders must further specify the conditions under which the shareholders may vote by correspondence.

Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors, which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (currently 5%), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a director appointed for this purpose by the board of directors; failing which, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. An ordinary shareholders’ meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

Extraordinary Shareholders’ Meeting. Only an extraordinary shareholders’ meeting is authorized to amend our Bylaws. It may not, however, increase shareholders’ commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	a merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defence following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors’ meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board of directors’ decisions;

•	our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder’s choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain direct or indirect investments in us; see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder and can impose certain obligations; see the section of this Annual Report titled “—Declaration of Crossing of Ownership Thresholds”;

•	transfers of shares shall comply with applicable insider trading rules; and

•	pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds

Subject to requirements of French law, our By-laws do not require any specified disclosure by shareholders that cross ownership thresholds with respect to our share capital, except as described under the section of this Annual Report titled “—Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons.”

The absence of specific requirement in our By-laws is without prejudice to the following disclosures which are applicable to us according to French legal and regulatory provisions, it being provided that the following is a summary which is therefore not intended to be a complete description of applicable rules under French law:

•	Shareholders must make a declaration to us no later than the fourth trading day after such shareholder crosses the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95%.

•	Shareholders must make a declaration to the AMF no later than the fourth trading day after such shareholder crosses the following thresholds: 50% and 95%.

•	Subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 50% threshold shall file a mandatory public tender offer.

Changes in Share Capital

Increases in Share Capital. Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital in accordance with applicable laws.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	issuances in consideration for cash;

•	issuances in consideration for assets contributed in kind;

•	issuances through an exchange offer;

•	issuances by conversion of previously issued debt instruments;

•	issuances by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, issuances by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases in share capital effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right. According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights may be transferred and/or sold during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Further, to the extent permitted under French law, we may seek, during an extraordinary general shareholders’ meeting, the approval of the shareholders to waive their preferential subscription rights in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares. Pursuant to our By-laws, shares may be held in registered or bearer form, at each shareholder’s discretion.

Further, in accordance with applicable legal and regulatory provisions, we may request at any time from the authorized intermediary responsible for holding our shares the name or, in the case of a legal entity, the corporate name, nationality and address of holders of securities, giving immediate or future access to voting rights at our shareholders’ meetings, the number of securities they own and, where applicable, the restrictions attaching to such securities.

Holding of Shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to applicable legal and regulatory provisions.

Ownership of Shares and ADSs by Non-French Persons. Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares.

However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

Assignment and Transfer of Shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions (including, in particular, the prohibition on insider trading).

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

The discussion applies to you only if you hold the ADSs as capital assets for U.S. federal income tax purposes (generally, for investment). This section does not apply to you if you are a member of a special class of holders subject to special tax rules, including:

•	a broker;

•	a dealer in securities, commodities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a regulated investment company;

•	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;

•	a mutual fund;

•	an individual retirement or other tax-deferred account;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more, by voting power or value, of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a holder that holds ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes; or

•	a U.S. holder whose functional currency is not the U.S. Dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or (the Code), existing and proposed income tax regulations issued under the Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this Annual Report. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the passive foreign investment company, or PFIC, rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts. No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the ADSs or that any such position would not be sustained.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF ADSs IN THEIR PARTICULAR SITUATIONS INCLUDING ANY CONSEQUENCES UNDER THE RECENTLY ENACTED LEGISLATION KNOWN AS THE TAX CUTS AND JOBS ACT.

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

While we may have been a PFIC for previous taxable years and although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2017 taxable year and at this time do not anticipate becoming a PFIC for the current or future taxable years. However, our PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

If we are or become a PFIC, the excess distribution rules may be avoided if a U.S. holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which we are treated as a PFIC with respect to such holder. A U.S. holder that makes a QEF election with respect to a PFIC is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. If a foreign corporation ceases to be a PFIC, the U.S. holder’s QEF election would no longer require an annual income inclusion. However, cessation of a foreign corporation’s status as a PFIC will not terminate a QEF election and if the corporation becomes a PFIC again, an annual income inclusion may be required.

In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. For any taxable year in which we are a PFIC, we will determine whether we will provide to U.S. holders the information required to make a QEF election.

As an alternative to making a QEF election, a U.S. holder may make a “mark-to-market” election with respect to its ADSs if the ADSs meet certain minimum trading requirements, as described below. If a U.S. holder makes a valid mark-to-market election for the first taxable year in which such holder holds (or is deemed to hold) ADSs in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ADSs. Instead, a U.S. holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the ADSs. The U.S. holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the ADSs over the fair market value of the ADSs as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the ADSs included by the U.S. holder under the election for prior taxable years. The U.S. holder’s basis in the ADSs will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other disposition of the ADSs, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of ADSs to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss. If a U.S. holder makes a valid mark-to-market election, any distributions made by us in a year in which we are a PFIC would generally be subject to the rules discussed below under “—Taxation of Dividends,” except the lower rate applicable to qualified dividend income would not apply. If we are not a PFIC when a U.S. holder has a mark-to-market election in effect, gain or loss realized by a U.S. holder on the sale of our ADSs will be a capital gain or loss and taxed in the manner described below under “—Taxation of Sale, Exchange or other Disposition of ADSs.”

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. holder for taxable years for which a mark-to-market election is in effect. If we are a PFIC for any year in which the U.S. holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. Generally, if a foreign corporation ceases to be a PFIC, the U.S. holder’s mark-to-market election would no longer require the income inclusion described above. However, cessation of a foreign corporation’s status as a PFIC will not terminate a mark-to-market election and if the corporation becomes a PFIC again, mark-to-market income inclusions may be required.

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

Under attribution rules, if we are a PFIC, U.S. holders of our ADSs will be deemed to own their proportionate shares of our subsidiaries that are PFICs, if any. In such case, assuming a U.S. holder does not receive from such subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. However, as discussed under “Item 4.C—Organization Structure”, as of December 31, 2017, we do not have any non-U.S. corporations as subsidiary. Accordingly, for the 2017 taxable year, none of our subsidiaries would have constituted lower-tier PFICs if we were a PFIC.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” while we may have been a PFIC for previous taxable years and although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2017 taxable year and we do not anticipate becoming a PFIC for the current or future taxable years. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

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

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. holder has held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” while we may have been a PFIC for previous taxable years and although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2017 taxable year and do not anticipate becoming a PFIC for the current or future taxable years.

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

Information with Respect to Foreign Financial Assets

U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the ADSs, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.

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

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the ownership and disposition of the ADSs. Investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the ownership and disposition of the ADSs, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, foreign tax laws, and any changes in applicable tax, including the Tax Cuts and Jobs Act, laws and any pending or proposed legislation or regulations.

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

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities.

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

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Columbia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, brokers, mutual funds, individual retirement or other tax-deferred accounts, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

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

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year.

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC used to be published annually by the French Ministry of Economy. It is now published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20171221 issued on December 21, 2017, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

As a result, neither the ADSs nor the ordinary shares are currently within the scope of the TFT.

Purchases of Cellectis securities may however become subject to the TFT if Cellectis market capitalization exceeds €1.0 billion ($1.2 billion at December 31, 2017 closing rate).

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

As ordinary shares of Cellectis are listed on Euronext Growth, which is an organized market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written agreement (acte).

Although there is neither case law nor official guidelines published by the French tax authorities are silent on this point, ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) has been repealed by the finance bill for 2018 (loi de finances pour 2018) dated December 30, 2017. It used to apply only to individuals and did not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder did not own directly or indirectly more than 25% of the issuer’s financial rights and that the securities did not form part of the business property of a permanent establishment or fixed base in France. It has been replaced by a new real estate wealth tax (impôt sur la fortune immobilière) as from January 1, 2018. The scope of such new tax is narrowed to real estate assets (and certain assets deemed to be real estate assets) or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least €1,300,000. Cellectis’ securities owned by a U.S. Holder should not fall within the scope of the new real estate wealth tax provided that such U.S. Holder does not own directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of Cellectis.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Such withholding tax may be reduced to 12.8% for dividends paid to non-resident individuals. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances.

In the event that dividends are paid by Cellectis, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% for any U.S. holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC) (unless the Company proves that neither the purpose nor the effect of paying the dividend in that state or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a state or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ordinary shares or ADSs unless the ordinary shares or ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

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

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2017, our collaboration revenues would have increased by €2.0 million. Our exposure to currencies other than the U.S. dollar is negligible.

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

For the year ended December 31, 2017, our revenues denominated in U.S. dollars related to the Pfizer collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $194.2 million as of December 31, 2017. Current financial assets denominated in U.S. dollars amounted to $39.7 million as of December 31, 2017.

During the year ended December 31, 2017, we subscribed to zero premium accumulators ($5.0 million nominal value). The net foreign exchange result for the fiscal year 2016 is a gain of €0.6 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Depositary Payments for 2017

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

For the year ended December 31, 2017, Citibank, N.A., as Depositary, had made reimbursements to the Company of $0.1 million.

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

ITEM 15.	CONTROLS AND PROCEDURES.

(a)	Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

(b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2017. Management’s assessment was based on the framework in “Internal Control – Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2017, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d)	We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2017.

ITEM 15T.	CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Pierre Bastid, Mr. Laurent Arthaud, and Mr. Jean-Marie Messier are audit and finance committee financial experts as defined by the Securities and Exchange Commission rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Pierre Bastid, Mr. Laurent Arthaud, and Mr. Jean-Marie Messier are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct that is applicable to all of our employees, executive officers and directors. Following the completion of our initial public offering, the Code of Conduct became available on our website at www.cellectis.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2016 and 2017. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2016	2017
	($, in thousands)
Audit Fees	779	1.751	*
Audit-Related Fees	42	—
Tax Fees	—	—
Other Fees	—	—
Total	821	1.751

(*) $539 thousand for Cellectis and $1.212 thousand for Calyxt (of which $898 thousand related to the Nasdaq IPO)

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

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2016 or 2017.

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

Compensation Committee. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Godard and Dr. Schwebig. The principal duties and responsibilities of our compensation committee include, but are not limited to:

•	review the compensation of our employees and managers of the Company and its subsidiaries (fixed and variable compensations, bonus, etc.) and make any recommendation to our board of directors in connection therewith;

•	review equity incentive plans (non-employee warrants, stock options, restricted (free) shares, etc.) and make recommendations to our board of directors in connection therewith;

•	make recommendations to our board of directors regarding the compensation, pension and insurance plans, benefits in kind and other various pecuniary rights, of officers, as well as the allocation of equity incentive instruments granted to executive officers and directors of the Company;

•	evaluate and make recommendations on the compensation policies and programs of executive officers and on the compensation of directors;

•	recommend the approval, adoption and amendment of all cash- and equity-based incentive compensation plans in which any of our executive officers or directors participate and all other equity-based plans;

•	review any proposed employment agreement with, and any proposed severance or retention plans or agreements applicable to, any of our executive officers;

•	review, at least annually, corporate goals and objectives relevant to the compensation of our executive officers; and

•	evaluate the performance of the executive officers in light of corporate goals and objectives and recommend compensation levels for these executive officers based on those evaluations and any other factors the compensation committee deems appropriate.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-54 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1#	By-laws (status) of the registrant (English translation)	6-K	001-36891	99.1	January 9, 2018

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1	Reserved

4.2#*	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	F-1	333-202205	10.2	March 12, 2015

4.2.1#*	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.2.1	March 12, 2015

4.2.2#*	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	F-1	333-202205	10.2.2	March 12, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.2.3#*	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	F-1	333-202205	10.2.3	March 12, 2015

4.2.4#*	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	F-1	333-202205	10.2.4	March 12, 2015

4.3#*	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	F-1	333-202205	10.3	March 12, 2015

4.3.1#*	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.3.1	March 12, 2015

4.4#*	Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014	F-1	333-202205	10.4	March 12, 2015

4.4.1*	Amendment to the Research Collaboration and License Agreement, by and between the Company and Pfizer Inc., dated as of December 1, 2016				Filed Herewith

4.5#*	Research, Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated February 17, 2014	F-1	333-202205	10.5	March 12, 2015
4.5.1#*	Amendment to the Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated November 18, 2015	20-F	001-36891	4.5.1	March 21, 2016

4.5.2*	Amendment No. 2 to the Product Development, Option, License and Commercialization Agreement, by and between the Company and Les Laboratoires Serviers, dated as of November 28, 2016				Filed Herewith

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015				Filed Herewith

4.7#*	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	F-1	333-202205	10.7	March 12, 2015

4.8†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015
4.9†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.10†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.11†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.12†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.13†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.14†#	2015 Free Share Plan	20-F	001-36891	4.16	March 21, 2016

4.15†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 21, 2016

4.16†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.17†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.18†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

8.1	List of subsidiaries of the registrant				Filed Herewith

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

15.1	Consent of Ernst & Young et Autres				Filed Herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2015, 2016 and 2017:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2017 and 2016, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as endorsed by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2018 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in the note 2.2 of the consolidated financial statements, the Company has changed the presentation currency of the consolidated financial statements from the euro to the U.S. dollar.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young et Autres

Ernst & Young et Autres has served as the Company’s auditor since 2012.

Paris-La Défense, March 13, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cellectis S.A.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Cellectis S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2017 and 2016, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2017 and the related notes, and our report dated March 13, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Ernst & Young et Autres

Paris-La Défense, March 13, 2018

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2016	December 31, 2017
ASSETS
Non-current assets
Intangible assets	5	1,343	1,431
Property, plant, and equipment	6	16,900	7,226
Other non-current financial assets		691	1,004

Total non-current assets		18,935	9,661
Current assets
Inventories	8	118	250
Trade receivables	9.1	3,627	2,753
Subsidies receivables	9.2	8,723	9,524
Other current assets	9.3	8,870	13,713
Current financial assets	10.1	36,592	40,602
Cash and cash equivalents	10.2	254,568	256,380

Total current assets		312,498	323,221

TOTAL ASSETS		331,432	332,882

LIABILITIES
Shareholders’ equity
Share capital	14.1	2,332	2,367
Premiums related to the share capital	14.1	568,185	614,037
Treasury share reserve	14.4	(416)	(297)
Currency translation adjustment		(22,174)	1,978
Retained earnings (deficit)		(207,875)	(251,927)
Net income (loss)		(67,255)	(99,368)

Total shareholders’ equity—Group Share		272,795	266,791
Non-controlling interests	14.3	1,876	19,113

Total shareholders’ equity		274,671	285,904
Non-current liabilities
Non-current financial liabilities	11	30	13
Non-current provisions	17	560	3,430

Total non-current liabilities		590	3,443

Current liabilities
Current financial liabilities	11	1,730	21
Trade payables		9,722	9,460
Deferred revenues and deferred income	13	38,929	26,056
Current provisions	17	594	1,427
Other current liabilities	12	5,196	6,570

Total current liabilities		56,171	43,534

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		331,432	332,882

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2015	2016	2017
Revenues and other income
Revenues	3.1	55,864	44,808	25,188
Other income	3.1	6,701	11,637	8,528

Total revenues and other income		62,565	56,444	33,715

Operating expenses
Royalty expenses	3.2	(2,746)	(1,777)	(2,620)
Research and development expenses	3.2	(58,154)	(78,458)	(79,227)
Selling, general and administrative expenses	3.2	(30,223)	(43,413)	(44,750)
Other operating income and expenses		(2,425)	(99)	232

Total operating expenses		(93,549)	(123,746)	(126,366)

Operating income (loss)		(30,984)	(67,302)	(92,650)

Financial income	3.4	10,253	7,147	7,262
Financial expenses	3.4	(1,876)	(7,101)	(18,294)

Financial gain (loss)		8,378	46	(11,032)

Income tax	3.5	—	—	—

Net income (loss)		(22,606)	(67,255)	(103,683)

Attributable to shareholders of Cellectis		(22,796)	(67,255)	(99,368)
Attributable to non-controlling interests		190	—	(4,315)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	16
Basic net income (loss) per share ($ /share)		(0.67)	(1.91)	(2.78)
Diluted net income (loss) per share ($ /share)		(0.67)	(1.91)	(2.78)

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2015	2016	2017
Net income (loss)	(22,606)	(67,255)	(103,683)

Actuarial gains and losses	(15)	(30)	(515)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(15)	(30)	(515)

Currency translation adjustment	(6,769)	(4,333)	23,745

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(6,769)	(4,333)	23,745

Total Comprehensive income (loss)	(29,391)	(71,618)	(80,453)

Attributable to shareholders of Cellectis	(29,640)	(71,607)	(75,731)
Attributable to non-controlling interests	249	(12)	(4,723)

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

$ in thousands

		For the year ended December 31,
	Notes	2015	2016	2017
Cash flows from operating activities
Net loss for the period		(22,606)	(67,255)	(103,683)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		1,937	2,211	3,371
Net loss (income) on disposals		(11)	65	40
Net financial loss (gain)		(8,378)	(46)	11,032
Expenses related to share-based payments		33,402	58,622	50,418
Provisions		(279)	(365)	2,908
Other non cash items		—	(1,432)	2
Interest (paid) / received		1,070	1,694	1,371

Operating cash flows before change in working capital		5,135	(6,507)	(34,540)

Decrease (increase) in inventories		(25)	50	(109)
Decrease (increase) in trade receivables and other current assets		1,268	(997)	(549)
Decrease (increase) in subsidies receivables		(679)	(1,122)	305
(Decrease) increase in trade payables and other current liabilities		2,961	(4,384)	(335)
(Decrease) increase in deferred income		(5,070)	(19,750)	(17,099)

Change in working capital		(1,544)	(26,203)	(17,787)

Net cash flows provided by (used in) operating activities		3,591	(32,710)	(52,327)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		111	24	7,164
Sale (Acquisition) of subsidiaries net of cash disposed of		(3,162)	—	—
Acquisition of intangible assets		(97)	(337)	(273)
Acquisition of property, plant and equipment		(4,316)	(13,696)	(2,383)
Net change in non-current financial assets		(264)	175	(125)
Sale (Acquisition) of current financial assets		—	(39,302)	(2,598)

Net cash flows provided by (used in) investing activities		(7,728)	(53,137)	1,784

Cash flows from financing activities
Increase in share capital net of transaction costs		221,142	713	2,930
Shares of Calyxt issued to third parties		—	—	38,257
Decrease in borrowings		(625)	(91)	(41)
Treasury shares		75	(137)	120

Net cash flows provided by financing activities		220,591	485	41,266

(Decrease) increase in cash		216,454	(85,362)	(9,277)

Cash and cash equivalents at the beginning of the year		136,400	342,111	254,568
Effect of exchange rate changes on cash		(10,743)	(2,181)	11,089

Cash and cash equivalents at the end of the period	7	342,111	254,568	256,380

We present our consolidated statements of cash flows using the indirect method.

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except share data

	Share Capital Ordinary Shares								Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2015		29,446,721	2,014	263,100	(354)	(11,024)	(179,962)	27	73,801	(1,529)	72,272
Net Loss		—	—	—	—	—	—	(22,796)	(22,796)	190	(22,606)
Other comprehensive income (loss)		—	—	—	—	(6,829)	(15)	—	(6,844)	59	(6,785)

Total comprehensive income (loss)		—	—	—	—	(6,829)	(15)	(22,796)	(29,640)	249	(29,391)
Allocation of prior period loss		—	—	—	—	—	27	(27)	—	—	—
Capital Increase	14.1	5,500,000	297	209,899	—	—	(6)	—	210,189	—	210,189
Purchase of non-controlling interests	14.3	—	—	—	—	—	(5,164)	—	(5,164)	1,280	(3,884)
Treasury shares	14.4	—	—	—	75	—	—	—	75	—	75
Exercise of share warrants and employee warrants	14.2	231,893	13	4,325	—	—	—	—	4,338	—	4,338
Non-cash stock-based compensation expense	15	—	—	32,614	—	—	—	—	32,614	789	33,403

As of December 31, 2015		35,178,614	2,323	509,938	(279)	(17,853)	(185,120)	(22,796)	286,212	789	287,002

As of January 1, 2016		35,178,614	2,323	509,938	(279)	(17,853)	(185,120)	(22,796)	286,212	789	287,002
Net Loss		—	—	—	—	—	—	(67,255)	(67,255)	—	(67,255)
Other comprehensive income (loss)		—	—	—	—	(4,321)	(30)	—	(4,352)	(12)	(4,363)

Total comprehensive income (loss)		—	—	—	—	(4,321)	(30)	(67,255)	(71,607)	(12)	(71,618)
Allocation of prior period loss		—	—	—	—	—	(22,796)	22,796	—	—	—
Treasury shares		—	—	—	(137)	—	—	—	(137)	—	(137)
Exercise of share warrants and employee warrants		156,446	9	723	—	—	(6)	—	726	—	726
Non-cash stock-based compensation expense	12	—	—	57,524	—	—	—	—	57,524	1,098	58,622
Other movements		—	—	—	—	—	77	—	77	—	77

As of December 31, 2016		35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671

	Share Capital Ordinary Shares								Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017		35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671
Net Loss		—	—	—	—	—	—	(99,368)	(99,368)	(4,315)	(103,683)
Other comprehensive income (loss)		—	—	—	—	24,152	(515)	—	23,637	(408)	23,230

Total comprehensive income (loss)		—	—	—	—	24,152	(515)	(99,368)	(75,731)	(4,723)	(80,453)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Capital Increase		466,950	26	—	—	—	(26)	—	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	23,747	—	23,747	14,510	38,257
Treasury shares		—	—	—	120	—	—	—	120	—	120
Exercise of share warrants and employee warrants	11	158,052	9	2,921	—	—	—	—	2,930	—	2,930
Non-cash stock-based compensation expense	12	—	—	42,968	—	—	—	—	42,968	7,450	50,418
Other movements		—	—	(37)	—	—	(1)	—	(38)	—	(38)

As of December 31, 2017		35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904

The accompanying notes form an integral part of these Consolidated Financial Statements

(1) Net proceeds to Calyxt from the Calyxt IPO of $58.0 million after deduction of $3.1 million of underwriting discounts and commissions and $3.3 million of other offering expenses. Equity of Calyxt attributable to non-controlling interests of 20.3% was $11.8 million and equity of Calyxt attributable to Cellectis of 79.73% is $26.4 million (after consideration of Cellectis’ investment in shares of Calyxt issued as part of the Calyxt IPO for a purchase price of $20 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 2017

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt Inc. to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2017 were approved by our Board of Directors on March 12, 2018.

Our Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2017 but had no significant impact on the Consolidated Financial Statements:

•	Amendments to IAS 7 “Statement of Cash Flows” (applicable for periods beginning after January 1, 2017)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2018. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	IFRS 9 Financial Instruments (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cellectis began its IFRS 15 implementation project with a diagnostic phase. The different categories of contracts with customers of Cellectis, which have been reviewed, are:

•	Collaboration agreements;

•	Licensing agreements.

Cellectis will apply IFRS 15 with effect from January 1, 2018 using the retrospective method. It will lead to a deferral of collaboration revenue (especially milestone payments) from fiscal years of 2014 and 2015 with a negative opening equity adjustment of $1.8 million for fiscal year 2016. Except for this opening equity impact, IFRS 15 will not have any impact in the financial statements for fiscal years 2016 and 2017.

In January 2016, the IASB issued IFRS 16 (“Leases”), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use). Cellectis is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16. The commitments related to the facility leases and sales and lease back are disclosed in note 18. A number of these contracts might be required to be recorded on the statement of financial position (“right-of-use” asset and the related financial obligation) under IFRS16.

2.2 Change in the presentation currency of the financial statements

The Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro. We decided to change the reporting currency from Euro to U.S. dollars in the third quarter of 2017, using the retrospective method. We believe that this change will enhance comparability with peers, which primarily present their financial statements in U.S. dollars.

The effects of the change in presentation currency on the comparative consolidated financial statements are as follows:

•	The various items of assets and liabilities in dollars correspond to the amounts published in euros converted at the European Central Bank’s (“ECB”) daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period. The same methodology is applied for total equity. As a result, the change in the presentation currency of the consolidated financial statements has no effect on the various items of assets and liabilities in dollars, or on total equity. Equity transactions that occurred in 2015 and 2016 are converted at the historical exchange rates instead of the exchange rates at the end of the period. Net loss for 2015 and 2016 is converted at the average exchange rate for the respective period. The offsetting impact of these are included in currency translation adjustment.

•	The recalculation of translation adjustments has an effect on the allocation of total equity for the comparative periods presented between currency translation adjustments and other components of shareholders’ equity and the amount of other comprehensive income (loss), such as indicated in the following tables:

As of December 31, 2014	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Total non-current assets	5,613	6,815	—	6,815
Total current assets	132,001	160,262	—	160,262

TOTAL ASSETS	137,614	167,077	—	167,077

Shareholders’ equity
Share capital	1,472	1,788	226	2,014
Premiums, Retained earnings (deficit) and Net income (loss)	60,327	73,243	9,922	83,165
Treasury share reserve	(251)	(305)	(49)	(354)
Currency translation adjustment	(762)	(925)	(10,099)	(11,024)

Total shareholders’ equity—Group Share	60,786	73,801	—	73,801

Non-controlling interests	(1,259)	(1,529)	—	(1,529)
Total shareholders’ equity	59,527	72,272	—	72,272
Total non-current liabilities	3,222	3,911	—	3,911
Total current liabilities	74,865	90,894	—	90,894

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137,614	167,077	—	167,077

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e. 0.82365 euro for 1 dollar.

(b)	Difference between the historical exchange rates and the closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.82365 euro for 1 dollar.

As of December 31, 2015	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Total non-current assets	6,844	7,451	—	7,451
Total current assets	334,218	363,863	—	363,863

TOTAL ASSETS	341,062	371,314	—	371,314

Shareholders’ equity
Capital	1,759	1,915	408	2,323
Premiums, Retained earnings (deficit) and Net income (loss)	262,950	286,274	15,748	302,021
Treasury share reserve	(184)	(200)	(80)	(279)
Currency translation adjustment	(1,632)	(1,776)	(16,077)	(17,853)

Total shareholders’ equity—Group Share	262,894	286,213	—	286,213

Non-controlling interests	725	789	—	789
Total shareholders’ equity	263,619	287,002	—	287,002
Total non-current liabilities	503	548	—	548
Total current liabilities	76,940	83,765	—	83,765

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	341,062	371,314	—	371,314

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e. 0.91852 euro for 1 dollar.

(b)	Difference between the historical exchange rates and the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.91852 euro for 1 dollar.

As of December 31, 2016	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Total non-current assets	17,963	18,935	—	18,935
Total current assets	296,459	312,498	—	312,498

TOTAL ASSETS	314,422	331,432	—	331,432

Shareholders’ equity
Capital	1,767	1,862	470	2,332
Premiums, Retained earnings (deficit) and Net income (loss)	254,834	268,622	24,433	293,055
Treasury share reserve	(307)	(324)	(92)	(416)
Currency translation adjustment	2,501	2,636	(24,810)	(22,174)

Total shareholders’ equity—Group Share	258,795	272,795	—	272,795

Non-controlling interests	1,779	1,876	—	1,876
Total shareholders’ equity	260,574	274,671	—	274,671
Total non-current liabilities	560	590	—	590
Total current liabilities	53,288	56,171	—	56,171

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	314,422	331,432	—	331,432

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.94867 euro for 1 dollar.

(b)	Difference between the historical exchange rates and the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e. 0.94867 euro for 1 dollar.

For the full year ended December 31, 2014	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments	Consolidated financial statement ($ in thousand)
Total revenues and other income	26,453	35,152	—	35,152
Total operating expenses	(31,698)	(42,122)	—	(42,122)
Operating income (loss)	(5,245)	(6,970)	—	(6,970)
Financial gain (loss)	7,095	9,428	—	9,428
Income tax	—	—	—	—
Income (loss) from continuing operations	1,850	2,458	—	2,458
Loss from discontinued operations	(2,822)	(3,750)	—	(3,750)
Net income (loss)	(972)	(1,292)	—	(1,292)

(a)	Converted at the average for the applicable annual period of the ECB’s daily reference exchange rate for dollar / euro exchanges (as published by Banque de France), i.e. 0.75254 euro for 1 dollar in 2014.

For the full year ended December 31, 2015	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments	Consolidated financial statement ($ in thousand)
Total revenues and other income	56,385	62,565	—	62,565
Total operating expenses	(84,309)	(93,549)	—	(93,549)
Operating income (loss)	(27,924)	(30,984)	—	(30,984)
Financial gain (loss)	7,550	8,378	—	8,378
Income tax	—	—	—	—
Income (loss) from continuing operations	(20,373)	(22,606)	—	(22,606)
Loss from discontinued operations	—	—	—	—
Net income (loss)	(20,373)	(22,606)	—	(22,606)

(a)	Converted at the average for the applicable annual period of the ECB’s daily reference exchange rate for dollar / euro exchanges (as published by Banque de France), i.e 0.90121 euro for 1 dollar in 2015.

For the full year ended December 31, 2016	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments	Consolidated financial statement ($ in thousand)
Total revenues and other income	51,007	56,444	—	56,444
Total operating expenses	(111,824)	(123,746)	—	(123,746)
Operating income (loss)	(60,818)	(67,302)	—	(67,302)
Financial gain (loss)	42	46	—	46
Income tax	—	—	—	—
Income (loss) from continuing operations	(60,776)	(67,255)	—	(67,255)
Loss from discontinued operations	—	—	—	—
Net income (loss)	(60,776)	(67,255)	—	(67,255)

(a)	Converted at the average for the applicable annual period of the ECB’s daily reference exchange rate for dollar / euro exchanges (as published by Banque de France), i.e. 0.90366 euro for 1 dollar in 2016.

By convention and for practicability purpose, the differences have been recalculated on a cumulative basis from January 1, 2014 instead of the date of adoption of IFRS.

The amounts shown in the income statements and in the cash flow statements in dollars correspond to the amounts reported in euros converted at the average for the applicable annual period of the ECB’s daily reference exchange rate for dollar / euro exchanges (as published by Banque de France).

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.3 Basis of consolidation

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

Consolidated entities

For the year ended December 31, 2017, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of December 31, 2017, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock.

Until July 25, 2017, Cellectis S.A. fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8.050.000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Our 2016 Consolidated Financial Statements include the operations of Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. The two subsidiaries were fully owned by Cellectis S.A. during the year ended December 31, 2016.

Our 2015 Consolidated Financial Statements include the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch and Ectycell; our three U.S. subsidiaries, Calyxt, Inc., Cellectis, Inc. and Cellectis Bioresearch Inc. Non-controlling shareholders held a 24.5% interest in Cellectis Bioresearch, Cellectis Bioresearch Inc. and Ectycell until May 18, 2015.

The following internal reorganization was completed in 2015:

•	Ectycell was merged into, and absorbed by Cellectis Bioresearch in August 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch was merged into, and absorbed by, Cellectis S.A in December 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch Inc. was merged into Cellectis Inc. in September 2015.

Non-controlling interests

Non-controlling shareholders hold a 20.3% interest in Calyxt Inc. as of December 31, 2017. These non-controlling interests were generated during the initial public offering of Calyxt Inc., on July 25, 2017.

From May 18, 2015 to July 24, 2017, there was no non-controlling shareholder (see Note 14.3).

Non-controlling shareholders held a 24.5% interest in Cellectis Bioresearch, Cellectis Bioresearch Inc. and Ectycell until May 18, 2015.

2.4 Foreign currency

Foreign currency transactions and balances

Significant transactions in foreign currencies are translated into the respective functional currencies at the exchange rates effective at the transaction dates, otherwise the average rate of the previous month is used for non-significant transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate effective at the period end date.

The resulting exchange gains or losses are recorded in the consolidated statements of operations in financial gain (loss).

Foreign currency translation

The assets and liabilities of foreign operations having a functional currency different from the euro are translated into euros at the period end exchange rate. The income and expenses of foreign operations are translated into euros using the average exchange rate for the reporting period.

Gains and losses arising from currency translation are recognized in other comprehensive loss. When a foreign operation is partly or fully divested, the associated share of gains and losses recognized in the currency translation reserve is transferred to the consolidated statements of operations.

Consolidated financial statements are then converted into dollars using the method described in Note 2.2.

The difference in effect of exchange rate changes on cash and cash equivalents between the statements of consolidated operations and consolidated cash flows is mainly explained by the following elements:

•	the differential between the average exchange rate and the period end rates applied to the cash flows of the period;

•	the differential between the opening exchange rates and the period end exchanges rate applied on our opening cash and cash equivalents balance denominated in dollars; and

•	the foreign exchange rate impact of the conversion of the financial statements of our US subsidiaries.

2.5 Use of judgment, estimates and assumptions

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, including the disclosure of contingent liabilities. Actual amounts may differ from those estimates.

The Group’s exposure to risks and uncertainties is disclosed in Note 7.3: Financial instruments risk management and policies.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the period end date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

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

We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities. When tax authorities’ payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2015	2016	2017
	$ in thousands
From France	55,816	44,409	24,680
From USA	49	399	508

Revenues	55,864	44,808	25,188

Research tax credit	5,591	10,038	8,327
Subsidies and other	1,110	1,599	201

Other income	6,701	11,637	8,528

Total revenues and other income	62,565	56,444	33,715

For the years ended December 31, 2017, 2016 and 2015, the revenue from France was generated by Cellectis S.A.

For the years ended December 31, 2017, 2016 and 2015, the revenue from USA was generated by Calyxt Inc.

Revenues by nature

	For the year ended December 31,
	2015	2016	2017
	$ in thousands
Recognition of previously deferred upfront payments	23,864	20,856	14,875
Other revenues	29,716	21,035	7,945

Collaboration agreements	53,580	41,891	22,821

Licenses	2,236	2,771	2,270
Products & services	48	145	97

Total revenues	55,864	44,808	25,188

Revenues are primarily generated by therapeutics activities, which is mainly attributable to our entering into two major collaboration agreements signed with Pfizer Inc. and Les Laboratoires Servier during 2014. The revenues of plants activities are generated by technology licenses and amounted to $49 thousand, $0.6 million and $0.5 million for years ended December 31, 2015, 2016 and 2017, respectively.

Entity-wide disclosures:

In 2017, two clients represent more than 10% of the total revenue: Client A with 11% and Client B with 69%.

In 2016, two clients represent more than 10% of the total revenue: Client A with 37% and Client B with 57%.

In 2015, three clients represent more than 10% of the total revenue: Client A with 49% and Client B with 47%.

3.2 Operating expenses

Accounting policies

Royalty expenses corresponds to costs from license agreements that we entered into to obtain access to technology that we use in our product development efforts. Depending on the contractual provisions, expenses are based either on a percentage of revenue generated by using the patents or on fixed annual royalties.

Research and development expenses include employee-related costs, laboratory consumables, materials supplies and facility costs, as well as fees paid to non-employees and entities to conduct research and development activities on our behalf. They also include expenses associated with obtaining patents. The costs associated with manufacturing of product candidates are recorded depending on the use of the material. If products are not intended to be used in clinical studies, we recognize the expense when the product is delivered. If they are intended to be used for clinical studies, the expense is recognized when the certificate of compliance is obtained.

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resource functions. Administrative expenses also include facility-related costs and service fees, other professional services, recruiting fees and expenses associated with maintaining patents.

We classify a portion of personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in research and development expenses based on the time that each employee or person spent contributing to research and development activities versus sales, general and administrative activities.

Details of operating expenses by nature

	For the year ended December 31,
	2015	2016	2017
	$ in thousands
Royalty expenses	(2,746)	(1,777)	(2,620)

	For the year ended December 31,
Research and development expenses	2015	2016	2017

	$ in thousands
Wages and salaries	(10,151)	(11,924)	(12,986)
Social charges on free shares and stock option grants	(8,626)	(3,851)	(1,088)
Non-cash stock based compensation expense	(20,563)	(33,207)	(23,832)

Personnel expenses	(39,341)	(48,982)	(37,906)

Purchases and external expenses	(16,920)	(27,720)	(38,458)
Other	(1,893)	(1,756)	(2,863)

Total research and development expenses	(58,154)	(78,458)	(79,227)

	For the year ended December 31,
Selling, general and administrative expenses	2015	2016	2017
	$ in thousands
Wages and salaries	(3,959)	(4,978)	(7,019)
Social charges on free shares and stock option grants	(4,937)	(3,130)	(881)
Non-cash stock based compensation expense	(12,839)	(25,415)	(26,586)

Personnel expenses	(21,735)	(33,523)	(34,486)

Purchases and external expenses	(6,765)	(8,854)	(9,138)
Other	(1,723)	(1,035)	(1,126)

Total selling, general and administrative expenses	(30,223)	(43,413)	(44,750)

	For the year ended December 31,
Personnel expenses	2015	2016	2017

	$ in thousands
Wages and salaries	(14,110)	(16,902)	(20,005)
Social charges on free shares and stock option grants	(13,564)	(6,981)	(1,969)
Non-cash stock based compensation expense	(33,402)	(58,622)	(50,418)

Total personnel expenses	(61,076)	(82,505)	(72,392)

3.3 Financial income and expenses

Accounting policies

Financial income and financial expense include, in particular, the following:

•	Interest income from savings account and fixed term bank deposits;

•	Interest expense from financial leases;

•	Foreign exchange gain (loss) from transactions in foreign currencies;

•	Other financial income and expenses, mainly derived from fair value adjustments related to our financial assets and derivative instruments.

Details of financial income and expenses

	For the year ended December 31,
	2015	2016	2017
	$ in thousands
Interest income	1,094	1,630	1,974
Foreign exchange gain	9,094	4,832	1,185
Other financial income	65	689	4,102

Total financial income	10,253	7,147	7,262

Interest expenses	(1)	—	—
Interest expenses for finance lease	(23)	(7)	(4)
Foreign exchange loss	(1,846)	(4,201)	(17,734)
Other financial expenses	(6)	(2,895)	(556)

Total financial expenses	(1,876)	(7,101)	(18,294)

Total	8,378	46	(11,032)

The decrease in financial income and expenses between 2016 and 2017 of $11.1 million was mainly attributable to the increase in net foreign exchange loss ($17.2 million), partly offset by the increase of foreign exchange derivatives fair value adjustment ($5.8 million), the increase in interest income ($0.3 million) and other immaterial variances.

3.4 Income tax

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

Tax proof

	For the year ended December 31,
	2015	2016	2017
	$ in thousands
Income (loss) before taxes from continuing operations	(22,606)	(67,255)	(103,683)
Theoretical group tax rate	34.43%	34.43%	34.43%

Theoretical tax benefit (expense)	7,783	23,156	35,698

Increase/decrease in tax benefit arising from:
Permanent differences	6,426	124	293
Research tax credit	1,926	3,082	2,926
Share-based compensation & other IFRS adjustments	(11,500)	(20,184)	(8,297)
Non recognition of deferred tax assets related to tax losses and temporary differences	(4,627)	(6,158)	(30,713)
Other differences	(9)	(20)	92

Effective tax expense	—	—	—

Effective tax rate	0.00%	0.00%	0.00%

The Tax Cuts and Jobs Act

On December 22, 2017 the President of the United States signed legislation commonly known as the Tax Cuts and Jobs Act (“the Act”) into law. We outline the impact the Act has on our US subsidiaries’ tax obligations and its deferred tax assets and liabilities. Since their inception, our US subsidiaries have had losses and they expect to continue to have losses in the future. As a result, our US subsidiaries to date have not had taxable income. The deferred income tax assets and liabilities are recognized for the differences between the financial statement and income tax reporting basis of assets and liabilities based on currently enacted rates and laws. Historically, our US subsidiaries used the applicable Federal statutory rate of 34% to estimate the benefit of the deferred tax asset. As of December 31, 2017, they use a lower rate of 21% passed in the Act.

We provide for a valuation allowance when it is more likely than not that our U.S. subsidiaries will not realize a portion of the deferred tax assets. Historically we have established a full valuation allowance for deferred tax assets due to the uncertainty that enough taxable income will be generated in the taxing jurisdiction to utilize the assets. Therefore, we have not reflected any benefit of such deferred tax assets in the accompanying financial statements. Going forward, with the lower tax rate enacted in the Act, the ability to utilize the deferred tax asset becomes even less probable. We do not expect changes to the rules regarding net operating losses under the Act to have a material impact on our financial statements for the year ended December 31, 2017, as all net deferred tax assets are fully reserved.

Deferred tax assets and liabilities

	As of December 31,
	2015	2016	2017
	$ in thousands
Credits and net operating loss carryforwards	37,719	41,985	51,640
Pension commitments	164	193	548
Leases	(126)	(54)	(12)
Impairment of assets	16	14	10
Other	284	894	604
Valuation allowance on deferred tax assets	(38,057)	(43,032)	(52,790)

Total	—	—	—

We have tax loss carryforwards for the French entity of the Group totaling $36.1 million as of December 31, 2017. They amounted to $30.1 million as of December 31, 2016 and $29.7 million as of December 31, 2015. Such carryforwards can be offset against future taxable profit within a limit of $1.0 million per year, plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The tax loss carry forwards for the U.S. entities of the Group totaled $15.5 million as of December 31, 2017, $11.9 million as of December 31, 2016 and $8.0 million as of December 31, 2015. As tax loss carry forwards and R&D tax credit were generated before January 1, 2018, they will expire 20 years after they are generated.

3.5 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel;

•	The Senior Vice President Research and Development and Chief Medical Officer;

•	The Chief Regulatory & Compliance Officer; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in New Brighton, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment

	For the year ended December 31, 2015			For the year ended December 31, 2016			For the year ended December 31, 2017
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income (1)	49	65,159	65,208	716	59,458	60,173	914	35,584	36,498
Inter-segment revenues (1)	—	(2,643)	(2,643)	(130)	(3,599)	(3,729)	(167)	(2,615)	(2,782)

External revenues and other income	49	62,516	62,565	585	55,859	56,444	747	32,969	33,715

Research and development expenses	(2,874)	(55,280)	(58,154)	(4,112)	(74,345)	(78,458)	(6,057)	(73,170)	(79,227)
Selling, general and administrative expenses	(1,834)	(28,390)	(30,223)	(4,809)	(38,603)	(43,413)	(13,143)	(31,607)	(44,750)
Royalties and other operating income and expenses	(272)	(4,899)	(5,171)	(474)	(1,402)	(1,876)	(384)	(2,005)	(2,389)

Total operating expenses	(4,980)	(88,569)	(93,549)	(9,395)	(114,351)	(123,746)	(19,584)	(106,782)	(126,366)

Operating income (loss) before tax	(4,931)	(26,053)	(30,984)	(8,810)	(58,492)	(67,302)	(18,837)	(73,813)	(92,650)

Financial gain (loss)	259	8,119	8,378	87	(41)	46	—	(11,033)	(11,032)

Net income (loss)	(4,672)	(17,934)	(22,606)	(8,722)	(58,533)	(67,255)	(18,837)	(84,846)	(103,683)

Non controlling interests	—	(190)	(190)	—	—	—	4,315	—	4,315

Net income (loss) attributable to shareholders of Cellectis	(4,672)	(18,124)	(22,796)	(8,722)	(58,533)	(67,255)	(14,522)	(84,846)	(99,368)

Adjustment of share-based compensation attributable to shareholders of Cellectis	789	32,613	33,402	1,098	57,524	58,622	5,957	42,968	48,925

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,883)	14,489	10,606	(7,625)	(1,009)	(8,633)	(8,565)	(41,877)	(50,442)

Depreciation and amortization	(99)	(1,838)	(1,937)	(345)	(1,866)	(2,211)	(551)	(2,820)	(3,371)
Additions to tangible and intangible assets	526	3,886	4,413	10,410	4,164	14,573	792	1,849	2,642
Impairment of tangible assets	—	—	—	—	—	—	—	(798)	(798)

(1)	Intersegment revenues and other income of Therapeutics segment for 2015 as disclosed in prior years amounted to €0.8 million, or $0.9 million. In this statement, Intersegment revenues and other income of Therapeutics segment for 2015 amount to $2.6 million and comprise both management fees and direct costs reinvoicing. The counterpart of this change is the line Segment revenues and other income. It has no impact on External revenues of Therapeutics segment.

Reconciliation of Plant result of operations

Since Calyxt, Inc., the agricultural biotechnology subsidiary of Cellectis, is a U.S. entity, its financial statements have been prepared in accordance with U.S. GAAP. However, the Plant segment operations, as previously described, have been prepared in accordance with IFRS. The tables below present a reconciliation of the main figures of results of operations for our Plant segment with Calyxt stand-alone financial statements.

Reconciliation of Plant Segment result of operations for the year ended December 31, 2017

$ in thousands	For the full year ended December 31, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non cash stock-based compensation (1)	Cellectis and Calyxt equity award IFRS/US GAAP difference : Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	747	—	—	167	(405)	(1)	508

Research and development expenses	(6,057)	1,134	(6,086)	—	(563)	16	(11,556)
Selling, general and administrative expenses	(13,143)	6,316	(6,006)	(2,501)	436	157	(14,741)
Royalties and other operating income and expenses	(384)	—	—	(114)	504	(7)	—

Total operating expenses	(19,584)	7,450	(12,092)	(2,615)	378	166	(26,297)

Operating income (loss) before tax	(18,837)	7,450	(12,092)	(2,448)	(27)	165	(25,789)

Financial gain (loss)	—	—	—	(1)	27	(218)	(191)

Net income (loss)	(18,837)	7,450	(12,092)	(2,449)	—	(53)	(25,980)

Reconciliation of Plant Segment result of operations for the year ended December 31, 2016

$ in thousands	For the year ended December 31, 2016
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non cash stock-based compensation	Cellectis equity award IFRS/US GAAP difference : Non cash stock-based compensation	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	585	—	—	131	(317)	—	399

Research and development expenses	(4,112)	477	(928)	—	(1,058)	(17)	(5,638)
Selling, general and administrative expenses	(4,809)	621	(20)	(3,443)	945	37	(6,670)
Royalties and other operating income and expenses	(474)	—	—	(155)	430	(1)	(200)

Total operating expenses	(9,395)	1,098	(948)	(3,598)	317	19	(12,508)

Operating income (loss) before tax	(8,810)	1,098	(948)	(3,468)	—	19	(12,109)

Financial gain (loss)	87	—	—	(64)	—	(1)	23

Net income (loss)	(8,722)	1,098	(948)	(3,532)	—	18	(12,086)

Reconciliation of Plant Segment result of operations for the year ended December 31, 2015

$ in thousands	For the year ended December 31, 2015
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non cash stock-based compensation	Cellectis equity award IFRS/US GAAP difference : Non cash stock-based compensation	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	49	—	—	72	(72)	1,223	1,272

Research and development expenses	(2,874)	384	(583)	—	8	298	(2,766)
Selling, general and administrative expenses	(1,834)	405	(109)	(2,568)	535	—	(3,569)
Royalties and other operating income and expenses	(272)	—	—	(75)	(403)	(1)	(751)

Total operating expenses	(4,980)	789	(692)	(2,643)	141	297	(7,086)

Operating income (loss) before tax	(4,931)	789	(692)	(2,571)	69	1,521	(5,814)

Financial gain (loss)	259	—	—	(261)	(69)	(4)	(75)

Net income (loss)	(4,672)	789	(692)	(2,832)	—	1,517	(5,889)

(1)	Calyxt equity award plan: In IFRS, the Calyxt equity award plan non-cash stock based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of the Calyxt, Inc., as defined by the plan. Accordingly, with the completion of the IPO on July 25, 2017, we recognized a Plant segment compensation expense of $7.5 million in the year ended December 31, 2017 for stock options and other equity compensation plan awards granted under the plans for which vesting related to the IPO. The stock options issued under the plans had an exercise price equal to the estimated fair value of the stock at the grant date for the Omnibus Plan and the IPO date for the Existing Plan.

Cellectis equity award: Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)	Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial metrics.
(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.
(4)	Other principally reflects adjustments recorded in the Calyxt stand-alone financial statements, which are immaterial when considered by Cellectis on a consolidated basis for purposes of the Cellectis consolidated financial statements. Note that this category includes (i) in 2017, the restatement of Calyxt’s sale and lease back transaction with respect to its Roseville, Minnesota property, which is recorded as a finance lease in US GAAP and an operating lease under IFRS and (ii) in 2015, the restatement of stand-alone financial statement related to previous years’ revenue recognition.

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

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the years ended December 31, 2015 or 2016. In 2017, as we have the willingness to discontinue the lease of the facility in Montvale, New Jersey (USA), we recorded a $0.8 million tangible assets impairment.

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

Other intangible assets

The other intangible assets we acquired with definite useful lives are recognized at cost less accumulated amortization and impairment. Amortization expense is recorded on a straight-line basis over the estimated useful lives of the intangible assets, in the line Research and Development expenses or Selling, general and administrative expenses of the Consolidated Statement of Operations, depending on the use of the related asset.

The estimated useful lives are as follows:

•	Software: from 1 year to 3 years;

•	Patents: amortized from acquisition until legal protection expires, maximum of 20 years.

Details of intangible assets

	Software and Patents	Assets under construction	Total
Net book value as of January 1, 2015	1,246	—	1,246

Change in scope	—	—	—
Additions to intangible assets	97	—	97
Depreciation expense	(174)	—	(174)
Translation adjustments	(127)	—	(127)

Net book value as of December 31, 2015	1,041	—	1,041

Gross value at end of period	2,194	—	2,194
Accumulated depreciation and impairment at end of period	(1,153)	—	(1,153)
Net book value as of January 1, 2016	1,041	—	1,041

Additions to intangible assets	212	439	652
Disposal of intangible assets	(74)	—	(74)
Depreciation expense	(226)	—	(226)
Translation adjustments	(28)	(21)	(49)

Net book value as of December 31, 2016	924	419	1,343

Gross value at end of period	2,256	419	2,675
Accumulated depreciation and impairment at end of period	(1,332)	—	(1,332)
Net book value as of January 1, 2017	924	419	1,343

Additions to intangible assets	6	135	141
Depreciation expense	(231)	—	(231)
Translation adjustments	112	66	178

Net book value as of December 31, 2017	811	619	1,431

Gross value at end of period	2,571	517	3,190
Accumulated depreciation and impairment at end of period	(1,759)	—	(1,759)

Intangible assets mainly consist of electroporation technology patents acquired in 2011. The 2016 and 2017 additions in intangible assets under construction corresponds to the internal development of existing technology.

Note 6. Property, plant and equipment

Accounting policy

Property, plant and equipment are recognized at acquisition cost less accumulated depreciation and any impairment losses. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset and costs to ready it for use.

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

Any gain or loss on disposal of an item of property, plants and equipment is determined by comparing the proceeds from disposal with the carrying amount of the item. The net amount is recognized in the statement of consolidated operations under the line item “Other operating income and expenses.”

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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2015	1,416	1,703	50	—	3,169

Additions to tangible assets	1,477	2,488	331	186	4,481
Disposal of tangible assets	—	118	—	—	118
Depreciation expense	(681)	(1,023)	(58)	—	(1,761)
Reclassification	—	(19)	20	—	1
Translation adjustments	(139)	(370)	(3)	(4)	(517)

Net book value as of December 31, 2015	2,072	2,897	340	182	5,490

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Gross value at end of period	4,065	11,686	836	182	16,769
Accumulated depreciation and impairment at end of period	(1,993)	(8,790)	(496)	—	(11,280)
Net book value as of January 1, 2016	2,072	2,897	340	182	5,490

Additions to tangible assets	11,164	1,076	562	902	13,704
Disposal of tangible assets	—	(3)	(1)	(183)	(186)
Depreciation expense	(741)	(1,077)	(167)	—	(1,986)
Reclassification	—	3	(3)	—	—
Translation adjustments	(59)	(38)	(23)	(4)	(122)

Net book value as of December 31, 2016	12,436	2,858	707	898	16,900

Gross value at end of period	15,085	10,634	1,104	898	27,721
Accumulated depreciation and impairment at end of period	(2,649)	(7,775)	(397)	—	(10,821)
Net book value as of January 1, 2017	12,436	2,858	707	898	16,900

Additions to tangible assets	718	701	203	878	2,501
Disposal of tangible assets	(9,243)	(103)	2	(109)	(9,453)
Reclassification	14	47	18	(79)	—
Depreciation expense	(972)	(1,126)	(245)	(798)	(3,140)
Translation adjustments	206	127	68	18	418

Net book value as of December 31, 2017	3,159	2,505	753	809	7,226

Gross value at end of period	6,936	12,114	1,447	1,606	22,103
Accumulated depreciation and impairment at end of period	(3,777)	(9,609)	(693)	(798)	(14,877)

No assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment, except for assets recognized under finance lease agreements.

In 2017, Calyxt entered into a transaction whereby it sold a certain land and building (with a total net book value of $9.2 million), which was considered a sale under applicable accounting guidance and then entered into an operating lease for this property. Assets under construction primarily relates to Calyxt’s additional building for $0.5 million and the rest relates to Therapeutics activity. We also continue our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.7 million and other equipment for $0.7 million.

Details of finance lease

	As of December 31,
	2016	2017
	$ in thousands
Gross value	4,171	4,448
Accumulated depreciation	(3,946)	(4,366)

Net	225	82

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

Financial liabilities

Financial liabilities include trade and other payables, finance leases and conditional advances.

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

Liabilities for short term employee benefits are included in financial liabilities. They are recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

7.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value
2016	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	691	691	691
Trade receivables	—	3,627	3,627	3,627
Subsidies receivables	—	8,723	8,723	8,723
Current financial assets	36,592	—	36,592	36,592
Cash and cash equivalents	254,568	—	254,568	254,568

Total financial assets	291,159	13,042	304,201	304,201

Financial liabilities
Non-current financial liabilities	—	30	30	30
Current financial liabilities	1,692	38	1,730	1,730
Trade payables	—	9,722	9,722	9,722
Other current liabilities	—	5,196	5,196	5,196

Total financial liabilities	1,692	14,986	16,678	16,678

	Accounting category		Book value on the statement of financial position	Fair Value
2017	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	1,004	1,004	1,004
Trade receivables	—	2,753	2,753	2,753
Subsidies receivables	—	9,524	9,524	9,524
Current financial assets	40,602	—	40,602	40,602
Cash and cash equivalents	256,380	—	256,380	256,380

Total financial assets	296,982	13,281	310,263	310,263

Financial liabilities
Non-current financial liabilities	—	13	13	13
Current financial liabilities	—	21	21	21
Trade payables	—	9,460	9,460	9,460
Other current liabilities	—	6,570	6,570	6,570

Total financial liabilities	—	16,064	16,064	16,064

7.3. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign exchange risk

A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (primarily our agreement with Pfizer).

As of December 31, 2016, 64% of our cash and cash equivalents were denominated in US dollars and 69% of our current financial assets and cash and cash equivalents were denominated in US dollars. As of December 31, 2017, 75% of our cash and cash equivalents were denominated in US dollars and 79% of our current financial assets and cash and cash equivalents were denominated in US dollars.

As of December 31, 2016, we held the following derivative financial instruments, denominated in US dollars:

2016	Notional	Fair Value	Maturity
	$ in thousands
USD forward sale contracts	44,914	(1,776)	2017 to 2018
USD forward purchase contracts	—	—	—

Total derivative financial instruments		(1,776)

of which :
Derivative financial assets		—
Derivative financial liabilities		(1,776)

As of December 31, 2017, we held the following derivative financial instruments, denominated in US dollars:

2017	Notional	Fair Value	Maturity
	$ in thousands
USD forward sale contracts	18,775	558	2018
USD forward purchase contracts	—	—	—

Total derivative financial instruments		558

of which :
Derivative financial assets		558
Derivative financial liabilities		—

We do not apply hedge accounting to these instruments.

Liquidity risk

Our financial debt consists of finance lease liabilities ($34 thousand as of December 31, 2017).

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2017, we held $256.4 million in cash and cash equivalents.

Interest rate risk

As of December 31, 2015, we were only liable for governmental conditional advances with either no interest or interest at a fixed, generally below market rate. Consequently, we were not significantly exposed to fluctuations in interest rates for our liabilities. These governmental conditional advances were settled during the year 2016.

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

Note 8. Inventories

Accounting policy

Inventories are measured at the lower of cost and net realizable value. Cost is determined using the first in first out cost method.

Description of inventories

As of December 31, 2017 and 2016, they consist of $250 thousand and $118 thousand, respectively, in raw materials and laboratory consumables (representing pharmaceutical and chemical products). No provision for impairment has been recorded as of December 31, 2016 and 2017.

Note 9. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 7.1.

9.1 Trade receivables

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
Trade receivables	3,914	3,079
Valuation allowance	(287)	(326)

Total net value of trade receivables	3,627	2,753

All trade receivables have payment terms of less than one year. The change in trade receivables between December 31, 2016 and December 31, 2017 is mainly due to lower receivables on collaboration contracts.

9.2 Subsidies receivables

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
Research tax credit	8,389	9,039
Other subsidies	1,500	1,812
Valuation allowance for other subsidies	(1,166)	(1,326)

Total	8,723	9,524

Research tax credit receivables as of December 31, 2016 include the accrual for a French research tax credit related to 2016 for $7.6 million and the remaining amount relates to refundable tax credits in the United States.

Research tax credit receivables as of December 31, 2017 include the accrual for a French research tax credit related to 2017 for $8.2 million and the remaining amount mainly relates to refundable tax credits in the United States.

The valuation allowance for other subsidies corresponds to a grant, which was fully reserved in 2014.

9.3 Other current assets

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
VAT receivables	1,605	1,543
Prepaid expenses and other prepayments	6,615	8,304
Tax and social receivables	285	873
Deferred expenses and other current assets	363	2,993

Total	8,870	13,713

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During 2017, we prepaid certain manufacturing costs related to our product candidates UCART123, UCARTCS1 and UCART22 of which the delivery of products or services is expected in the coming months.

As of December 31, 2017, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt, (ii) other deferred expenses for $0.6 million, (iii) other current assets for $0.3 million.

Tax and social receivables as of December 31, 2017 include $0.6 million of tax receivables and $0.3 million of social charges on personnel expenses.

Note 10. Current financial assets and Cash and cash equivalents

As of December 31, 2016	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	36,592	—	36,592
Cash and cash equivalents	254,567	—	254,567

Current financial assets and cash and cash equivalents	291,159	—	291,159

As of December 31, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	40,602	—	40,602
Cash and cash equivalents	256,380	—	256,380

Current financial assets and cash and cash equivalents	296,982	—	296,982

10.1 Current financial assets

Accounting policies

Current financial assets that are measured at fair value through profit or loss in accordance with IAS 39 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships.

IFRS 13 (Fair Value Measurement) requires counterparty and own credit risk to be taken into account when measuring the fair value of financial instruments. This risk is estimated on the basis of observable, publicly-available statistical data.

Details of current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

•	Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index. Their nominal value amount to $40.3 million and their fair value amount to $39.7 million as of December 31, 2017.

Instruments classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator. Their nominal value amount to $0.6 million and their fair value amount to $0.6 million as of December 31, 2017.

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
Cash and bank accounts	222,089	219,368
Money market funds	12,451	13,026
Fixed bank deposits	20,028	23,986

Total cash and cash equivalents	254,568	256,380

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 11. Financial liabilities

11.1 Detail of financial liabilities

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
Finance leases	30	13

Total non-current financial liabilities	30	13

Finance leases	38	21
Derivative instruments	1,692	—

Total current financial liabilities	1,730	21

Trade payables	9,722	9,460
Other current liabilities	5,197	6,570

Total Financial liabilities	16,678	16,064

Derivative instruments consist of fair value of zero premium collar instruments and accumulators that are classified under level 2 in the fair value hierarchy (note 7.3. Financial risks management).

11.2 Due dates of the financial liabilities

Balance as of December 31, 2017	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Finance leases	34	21	13	—
Derivative instruments	—	—	—	—

Financial liabilities	34	21	13	—

Trade payables	9,460	9,460	—	—
Other current liabilities	6,570	6,570	—

Total financial liabilities	16,064	16,051	13	—

Note 12. Other current liabilities

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
VAT Payables	192	9
Accruals for personnel related expenses	4,140	5,982
Other	864	579

Total	5,196	6,570

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The increase in accruals for personnel related expenses between December 31, 2016 and December 31, 2017, is mainly driven by higher annual bonus of Plant segment personnel for $0.8 million, social charges on stock options grant recorded in 2017 for $0.6 million, foreign exchange impact on the opening balance for $0.6 million, partially offset by other immaterial variances for $0.2 million..

As of December 31, 2016 and 2017, “Other” include subsidies liabilities for $0.5 million and $0.3 million, respectively. The decrease in “Other” is due to the reimbursement of a subsidy of $0.3 million, that was received in excess during previous years.

Note 13. Deferred revenues and deferred income

Accounting policies

As disclosed in Note 3, non-refundable upfront payments are deferred and recognized as revenue over the period of the collaboration agreement.

Details of deferred revenues and deferred income

	As of December 31,	As of December 31,
	2016	2017
	$ in thousands
Deferred revenues	38,768	26,056
Lease incentive	161	—

Total Deferred revenue and deferred income	38,929	26,056

Deferred revenues

Since 2014, most of the deferred revenues corresponds to upfront payments for the collaboration agreements with Les Laboratoires Servier and Pfizer Inc.

Lease incentive

In November 2011, when we entered into an operating lease agreement for our headquarters in Paris (BioPark), we received a lease incentive of €1.1 million from the lessor, which is deferred and amortized over the 6-year lease term (until October 2017). This amount is booked as a reduction in operating lease expenses.

Note 14. Capital

14.1 Share capital issued

Accounting policy

Share capital comprises ordinary shares and shares with double voting rights classified in equity. Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in equity. Repurchased own shares are classified as treasury shares and deducted from equity.

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2015	2,014	263,100	29,446,721	0.05
Capital increase by issuance of common shares (IPO Nasdaq)	297	209,899	5,500,000	—
Capital increase by issuance of ordinary shares (BSA, BSPCE, SO and free shares)	13	4,325	231,893	—
Non-cash stock based compensation expense	—	32,614	—	—

Balance as of December 31, 2015	2,323	509,938	35,178,614	0.05

Capital increase by issuance of ordinary shares (BSA, BSPCE, and free shares)	9	723	156,446	—
Non-cash stock based compensation expense	—	57,524	—	—

Balance as of December 31, 2016	2,332	568,185	35,335,060	0.05

Capital increase by issuance of ordinary shares (BSA, BSPCE, SO and free shares)	35	2,921	625,002	—
Share based compensation	—	42,968	—	—
Other movements	—	(37)	—	—

Balance as of December 31, 2017	2,367	614,037	35,960,062	0.05

Capital evolution in 2017

•	During the full year ended December 31, 2017, 126,179 ordinary shares were issued upon the exercise of 121,492 employee warrants (“bons de souscription de parts de créateurs”) for a total amount of $2,173,058; 466,950 free shares were converted to 466,950 ordinary shares; 31,873 ordinary shares were issued upon the exercise of 31,873 stock options for a total amount of $734,234 and 228,000 non-employees warrants (“bons de souscription d’actions”) were subscribed for a total amount of $252,171.

Capital evolution in 2016

•	During the year ended December 31, 2016, we issued 156,446 ordinary shares resulting from exercise of 50,000 BSA and 6,700 BSPCE and acquisition of 99,488 free shares.

Capital evolution in 2015

•	On March 30, 2015, we issued 5,500,000 ordinary shares in the form of American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.3 million. In connection with this issuance, $18.1 million in fees were deducted from the share premium.

•	During the twelve month period ended December 31, 2015, we issued 101,893 ordinary shares related to the conversion of warrants, 70,000 ordinary shares related to stock options exercises and 60,000 ordinary shares corresponding to free shares granted in 2013.

BSA 2011:

On October 28, 2011, using the delegation of authority granted by the General Assembly held the same day, we issued 12,195,113 warrants (Bon de Souscription d’Actions or “BSA”) to the existing shareholders with a ratio of one BSA for one share. October 28, 2014 was the closing date for the exercise of the “BSA 2011.” Pursuant to the terms of the plan, we issued 1,470,836 ordinary shares for gross proceeds of $16.4 million.

Voting rights:

After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2017, we had 35,960,062 ordinary shares outstanding of which 5,155,335 had a double voting right.

•	At December 31, 2016, we had 35,335,060 ordinary shares outstanding of which 4,531,047 had a double voting right.

•	At December 31, 2015, we had 35,178,614 ordinary shares outstanding of which 7,470,898 had a double voting right.

Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

14.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

Date	Type	Number of warrants/shares oustanding as of 01/01/2017	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares oustanding as of 12/31/2017	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2017
07/20/2007	BSPCE C	126,292	—	126,179	113	—	—	—
02/28/2008	BSPCE D	1,867	—	—	—	1,867	1,939	1,867
07/27/2010	BSPCE E	19,702	—	—	—	19,702	20,464	19,702
03/19/2013	Free shares	2,000	—	2,000	—	—	—	—
01/08/2015	Free shares	50,000	—	50,000	—	—	—	—
03/12/2014	Free shares	440,550	—	414,950	10,000	15,600	15,600	—
03/24/2015	Stock Options	1,763,840	—	—	14,785	1,749,055	1,749,055	1,206,528
03/27/2015	BSA	180,000	—	—	—	180,000	180,000	120,000
05/18/2015	BSA	50,000	—	—	—	50,000	50,000	33,333
09/08/2015	BSA	274,200	—	—	—	274,200	274,200	182,800
09/08/2015	Stock Options	1,868,800	—	—	66,800	1,802,000	1,802,000	1,061,625
03/14/2016	BSA	187,200	—	—	—	187,200	187,200	62,400
03/14/2016	Stock Options	2,030,587	—	17,544	67,095	1,945,948	1,945,948	799,849
10/28/2016	BSA	188,000	—	—	40,000	148,000	148,000	49,333
10/28/2016	Stock Options	2,773,028	—	14,329	143,098	2,615,601	2,615,601	754,770
11/10/2017	BSA	—	240,000	—	—	240,000	240,000	—
11/10/2017	Stock Options	—	1,220,000	—	—	1,220,000	1,220,000	—
Total		9,956,066	1,460,000	625,002	341,891	10,449,173	10,450,007	4,292,208

•	In June 2017, our subsidiary Calyxt Inc. granted stock options and restricted stock unit in Calyxt Inc. representing as of December 31, 2017 a 12.9% interest of that subsidiary if fully exercised to a small group of its employees, directors and executive officers. The compensation expense for 2017 amounted to $6.7 million (see Note 15).

•	In April 2016, our subsidiary Calyxt Inc. granted options in Calyxt Inc. representing as of December 31, 2017 a 6.1% interest of that subsidiary if fully exercised to a small group of its employees, directors and executive officers. The compensation expense for 2017 amounted to $0.6 million (see Note 15).

•	In September 2015, our subsidiary Calyxt Inc. granted options in Calyxt Inc. representing as of December 31, 2017 a 0.4% interest of that subsidiary if fully exercised to a small group of its employees, directors and executive officers. The compensation expense for 2017 amounted to $0.1 million (see Note 15).

14.3 Non-controlling interests

On December 19, 2013, Cellectis S.A. contributed its 75% investment in Ectycell S.A.S. to Cellectis Bioresearch S.A.S., and Caisse des Dépôts et Consignations contributed $4.8 million to Cellectis Bioresearch S.A.S. As a result, Ectycell S.A.S. became a wholly-owned subsidiary of Cellectis Bioresearch S.A.S., of which, in turn, Cellectis owns 75.5% and Caisse des Dépôts et Consignations owns 24.5%. This transaction was accounted for as an equity transaction between us and the non-controlling interest, resulting in the transfer of a 24.5% of the consolidated equity of Cellectis Bioresearch to a non-controlling interest for an amount of $4.6 million.

On May 18, 2015, Cellectis S.A. repurchased the Cellectis Bioresearch S.AS. shares held by Caisse des Dépôts et Consignations for $4.0 million. Thereafter, no non-controlling interest has been recorded.

On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8.050.000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. As of December 31, 2017, non-controlling interests represent 20.3% of Calyxt shares.

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (“NCI”):

	CALYXT
	2016	2017
	$ in thousands
Revenue	585	747
Net Profit (Loss)	(8,732)	(18,837)

Net Profit (Loss) attributable to NCI	—	(4,315)

Other comprehensive income	1,259	(5,856)
Total comprehensive income	(7,473)	(24,693)

Total comprehensive income attributable to NCI	(12)	(4,723)

Current assets	5,626	59,753
Non-current assets	10,967	2,072
Current liabilities	1,746	3,027
Non-current liabilities	—	—

Net assets	18,339	64,852

Net assets attributable to NCI	—	13,145

The statement of consolidated comprehensive income (loss) discloses an amount attributable to non-controlling interests for the year ended December 31, 2016. It relates to the change in currency translation adjustment linked with the cumulative non-stock share-based compensation recorded for Calyxt.

14.4 Treasury shares

In 2008, Cellectis executed a liquidity contract with Natixis Securities (“Natixis”). This contract entitles Natixis to transact on Euronext, on our behalf, in order to enhance the liquidity of transactions and regularity of quotation of our ordinary shares, in an independent way, without hindering the functioning of the market or misleading investors.

The initial advance payment made to Natixis Securities for the purpose of making transactions under this contract was $0.4 million. As of December 31, 2017, $0.3 million are classified in treasury shares ($0.3 million as of December 31, 2016) and the balance is presented in the line item “Other non-current financial assets” in the statements of consolidated financial position.

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

•	Fair value of our ordinary shares. We use the closing sales price per ordinary share as quoted on Alternext market of Euronext in Paris on the grant date for Cellectis grants and valuations prepared by third parties for Calyxt grants.

•	Expected term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the ordinary share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•	Expected volatility. For Cellectis grants, the expected share price volatility takes into account the Cellectis closing share prices and closing share price of industry peers for the remaining expected term of the ordinary share option grant. For the Calyxt grants, the expected volatility is based on comparable transactions method.

•	Risk-free rate. The risk-free interest rate is based on the yields of French government securities with maturities similar to the expected term of the options for each option group for Cellectis grants and US Treasury bonds for Calyxt grants.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

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

Under these programs, holders of vested options are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

The following table provides the impact related to these programs in the statement of consolidated operations per fiscal year.

The new instruments issued during the year ended December 31, 2017 are the following:

•	October 11, 2017, 1,220,000 Cellectis stock options were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the year ended December 31, 2017 was $0.5 million.

•	October 11, 2017, 240,000 Cellectis warrants were granted to members of our board of directors. Non-cash stock-based compensation expense recorded the year ended December 31, 2017 was $0.5 million.

•	June 14, 2017, 2,119,698 Calyxt Inc. stock options were granted to certain of Calyxt Inc’s and Cellectis S.A.’s and Cellectis Inc.’s employees, officers, members of the board of directors, and consultants. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the year ended December 31, 2017 was $2.0 million.

•	June 14, 2017, 1,452,333 Calyxt Inc. restricted stock units were granted to certain of Calyxt Inc.’s and Cellectis S.A.s’ and Cellectis Inc.’s employees, officers, members of the board of directors and consultants. In connection with such restricted stock unit grants, non-cash stock-based compensation expense recorded during the year ended December 31, 2017 was $4.7 million.

Subsequent to the grant date of these instruments, on July 20, 2017, Calyxt executed a 2.45-to-1 stock-split, which applied to the total number of Calyxt Inc.’s shares of common stock options and restricted stock units. Data presented herein include the impact of this stock-split on the granted stock options and restricted stock units.

Share warrants and employee warrants which are referred to as Bon de Souscription d’Action (“BSAs”) are granted to our board members and consultants.

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the years ended December 31, 2015, 2016 and 2017.

Non-cash share-based compensation expense	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options 2017	BSA 2017	Stock options Calyxt 2017	RSU Calyxt 2017	Total
For the year ended
	$ in thousands
December 31, 2015	407	4,739	25,205	2,261	790	—	—	—	—	—	—	—	33,402
December 31, 2016	102	7,160	29,985	3,436	321	15,616	1,224	777	—	—	—	—	58,622
December 31, 2017	1	2,618	12,588	1,571	164	23,704	1,459	611	546	481	1,977	4,697	50,418

The key terms and conditions related to these BSAs and BSPCEs are provided in the Notes 15.1 to 15.5.

15.1 Detail of Cellectis S.A. BSPCE E

Date of grant: July 27, 2010

The BSPCEs were vested before January 1, 2012 up to 19,702 BSPCEs and vested for post January 1, 2012 on the basis of the following vesting schedule:

•	Up to 19,702 BSPCE on July 27, 2012

•	Up to 19,704 BSPCE on July 27, 2013

Date of grant (Board of Directors)	07/27/2010	07/27/2010	07/27/2010
Vesting period (years)	1	2	3
Plan expiration date	07/27/2020	07/27/2020	07/27/2020
Number of BSPCE granted	19,702	19,702	19,704
Share entitlement per BSPCE	1	1	1
Exercise price (in euros per share)	8.28	8.28	8.28
Valuation method used	Black-Scholes	Black-Scholes	Black-Scholes
Grant date share fair value (in euros per share)	8.28	8.28	8.28
Expected volatility	54%	54%	54%
Average life of BSPCE	5.5	6.0	6.5
Discount rate	3.14%	3.14%	3.14%
Expected dividends	0%	0%	0%
Performance conditions	NA	NA	NA
Fair value per BSPCE (in euros per share)	5.52	5.52	5.52

15.2 Detail of Cellectis S.A. free shares

The free shares are subject to a two-year vesting period for French employees and four years for foreign citizens.

Date of grant (Board of Directors)	09/18/2012	03/19/2013	03/19/2014	01/08/2015	05/18/2015	05/18/2015
Vesting period (years)	2	2	2	2	2	4
Number of Free shares granted	102,099	102,000	100,000	50,000	426,300	24,100
Share entitlement per Free share	1	1	1	1	1	1
Grant date share fair value (in euros per share)	5.37	6.86	6.16	19.10	28.17	28.17
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a	n.a	n.a

15.3 Detail of Cellectis S.A. stock options

The stock options are subject to a two-year vesting period for French employees and four years for foreign citizens.

Date of grant	03/24/2015	09/08/2015	03/14/2016	10/28/2016	10/11/2017
Vesting period	Graded	Graded	Graded	Graded	Graded
Plan expiration date	03/24/2025	08/09/2025	03/14/2026	10/28/2026	11/10/2027
Number of options granted	1,892,300	1,982,300	2,060,602	2,773,028	1,220,000
Share entitlement per options	1	1	1	1	1
Exercise price (in euros per share)	38.45	27.55	22.44	17.90	22.57
Valuation method used	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes
Grant date share fair value (in euros per share)	40.00	28.59	22.48	16.42	24.01
Expected volatility	59.8%	59.9%	62.8%	63.2%	65.6%
Average life of options	6.11	6.11	6.11	6.12	6.12
Discount rate	0.16%	0.42%	0.03%	0.00%	0.03%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a	n.a
Fair value per options (in euros per share)	22.02	15.86	12.65	8.96	14.30

15.4 Detail of Cellectis S.A. warrants

The key terms and conditions related to these warrants are provided in the table below.

Date of grant	03/27/2015	03/27/2015	05/18/2015	09/08/2015	03/14/2016	10/28/2016	11/10/2017
Vesting period (years)	Graded	Graded	Graded	Graded	Graded	Graded	Graded
Plan expiration date	03/27/2025	03/27/2025	05/18/2025	09/08/2025	03/14/2026	10/28/2026	11/10/2027
Number of warrants granted	130,000	50,000	50,000	274,200	229,361	188,000	240,000
Share entitlement per warrant	1	1	1	1	1	1	1
Exercise price (in euros per share)	38.45	38.45	29.58	28.01	27.37	18.68	24.34
Valuation method used	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes
Grant date share fair value (in euros per share)	32.15	28.17	28.17	28.59	22.48	16.42	24.95
Expected volatility	59.1%	59.1%	59.1%	60.5%	62.8%	63.1%	64.7%
Average life of warrant	6.00	5.83	6.00	6.00	6.00	6.00	6.00
Discount rate	0.42%	0.94%	0.94%	0.43%	0.04%	0.00%	0.12%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a	n.a	n.a	n.a
Fair value per warrant (in euros per share)	13.95	11.10	13.51	14.24	10.51	7.88	13.20

15.5 Detail of Calyxt Inc. stock options

The key terms and conditions related to these options are provided in the table below.

Date of grant	Employees 12/03/2014 (a)	Managers 12/03/2014 (b)	09/08/2015 (c)	04/07/2016 (d)	06/14/2017 (e)
Vesting period	Graded	Graded	Graded	Graded	Graded
Plan expiration date	12/03/2024	12/03/2024	09/08/2025	04/07/2026	06/14/2027
Number of options granted	71,050	159,250	113,925	1,678,250	2,119,698
Share entitlement per options	1	1	1	1	1
Exercise price (in $ per share)	3.71	3.71	21.83	3.59	13.29
Valuation method used	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes	Black- Scholes
Grant date share fair value (in $ per share)	3.71	3.71	21.83	3.59	13.29
Expected volatility	48.0%	48.0%	54.3%	30.0%	25.0%
Average life of options	6.16	6.04	5.53	5.74	6.57
Discount rate	1.74%	1.74%	1.65%	1.41%	1.96%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	Trigger event *	Trigger event *	Trigger event *	Trigger event *	n.a
Fair value per options (in $ per share)	1.78	1.76	10.93	1.11	4.00

*	The plans pursuant to which Calyxt stock options are issued require the occurrence of an IPO or a “triggering event” as a condition for the exercise of vested stock options and, in some circumstances, as a condition to vesting. If the condition is expected to occur during the service period, then it is a non-market performance condition. A triggering event is designed as any transaction that would result in Cellectis losing control of Calyxt Inc. As such, the options to which the IPO or triggering event condition apply were measured at the grant date, but the expense was not recorded until the IPO occurred in 2017.

(a)	the options granted on December 3, 2014, shall vest as follows for employees:

•	25% of the total number of shares on April 10, 2015;

•	6.25% of the total number of shares on the last day of each calendar quarter beginning from third quarter of 2015 (or 12.5% of the total number of shares on the last day of each calendar quarter beginning after a triggering event or initial public offering);

•	25% at the date of a triggering event or initial public offering;

•	100% in the event of termination without cause of resignation for good reason in the case of a change of control.

(b)	the options granted on December 3, 2014, shall vest as follows for managers and consultants:

•	20% of the total number of shares on January 3, 2015;

•	20% of the total number of shares on April 10, 2015;

•	5% of the total number of shares on the last day of each calendar quarter beginning from third quarter of 2015 (or 10% of the total number of shares on the last day of each calendar quarter beginning after a triggering event or initial public offering);

•	25% at the date of a triggering event or initial public offering;

•	100% in the event of termination without cause of resignation for good reason in the case of a change of control.

(c)	the options granted on September 8, 2015, shall vest as follows:

•	20% of the total Number of Shares on September 8, 2015;

•	20% of the total Number of Shares on September 8, 2016; and

•	5% of the Total Number of Shares on the last day of each calendar quarter beginning from the fourth quarter of 2016;

•	25% at the date of a triggering event or initial public offering.

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

(d)	the options granted on April 7, 2016 shall vest as follows:

•	C-Level; “VP” and Consultants

•	20% of the total Number of Shares on April 7, 2016;

•	10% of the total Number of Shares on April 7, 2017;

•	5% of the total Number of Shares on the last day of each calendar quarter beginning from the second quarter 2017;

•	25% of additional vesting in case of triggering event or initial public offering; and

•	100% in the event of termination without cause or resignation for good reason in the case of a change of control.

•	Heads of department and Analysts

•	20% of the total Number of Shares on April 7, 2017;

•	10% of the total Number of Shares on April 7, 2018;

•	5% of the total Number of Shares on the last day of each calendar quarter beginning from the second quarter 2018.

(e)	the Calyxt options granted on June 14, 2017, shall vest as follows:

•	C-Level, Directors and Consultants

•	15% of the total Number of Shares on June 14, 2018;

•	15% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

•	CFO and CCO

•	20% of the total Number of Shares on June 14, 2017;

•	10% of the total Number of Shares on June 14, 2018;

•	5% vest each quarter after the first anniversary of the grant.

•	Employees

•	15% of the total Number of Shares on June 14, 2018;

•	10% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

15.6 Detail of Calyxt Inc. restricted stock unit

The key terms and conditions related to these options are provided in the table below.

Date of grant	06/14/2017 (a)
Vesting period	Graded
Number of RSU granted	1,452,333
Share entitlement per RSU	1
Grant date share fair value (in $ per share)	13.29
Expected dividends	0%
Performance conditions	n.a

(a)	the Calyxt RSU granted on June 14, 2017 shall vest as follows:

•	C-Level, Directors and Consultants

•	15% of the total Number of Shares on June 14, 2018;

•	15% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

•	CFO and CCO

•	20% of the total Number of Shares on June 14, 2017;

•	10% of the total Number of Shares on June 14, 2018;

•	5% vest each quarter after the first anniversary of the grant.

•	Employees

•	15% of the total Number of Shares on June 14, 2018;

•	10% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

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

Detail of earnings per share

	For the year ended December 31,
	2015	2016	2017
Net profit (loss) attributable to shareholders of Cellectis ($ in thousands)	(22,796)	(67,255)	(99,368)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net profit per share	34,149,908	35,274,890	35,690,636
Basic / Diluted net profit (loss) per share ($ / share)
Basic net profit (loss) per share ($ /share)	(0.67)	(1.91)	(2.78)
Diluted net profit (loss) per share ($ /share)	(0.67)	(1.91)	(2.78)

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	01/01/2016	Additions	Amounts used during the period	Reversals	OCI	12/31/2016
	$ in thousands
Pension	476	75	—	—	10	560
Employee litigation and severance	761	276	(641)	(281)	6	121
Commercial litigation	243	374	—	(129)	(19)	468
Redundancy plan	35	—	(17)	(12)	—	6

Total	1,513	724	(657)	(423)	(3)	1,154

Non-current provisions	476	75	—	—	10	560
Current provisions	1,037	649	(658)	(423)	(12)	594

	01/01/2017	Additions	Amounts used during the period	Reversals	OCI	12/31/2017
	$ in thousands
Pension	560	949	—	—	683	2,193
Loss on contract	—	1,876	—	—	—	1,876
Employee litigation and severance	121	29	(50)	(108)	9	1
Commercial litigation	468	552	(102)	(215)	79	782
Redundancy plan	6	—	—	—	1	7

Total	1,154	3,406	(152)	(323)	773	4,858

Non-current provisions	560	2,186	—	—	683	3,430
Current provisions	594	1,220	(152)	(323)	89	1,427

During the year ended December 31, 2017, additions in (i) commercial litigations mainly relates to one supplier and in (ii) loss on contract is mainly attributable to our willingness to discontinue the facility lease in Montvale, New Jersey (USA). Amounts used during the year ended December 31, 2017 mainly consist of the payments to a former supplier and in settlement of employee litigations.

During the year ended December 31, 2016 we recorded (i) provisions for commercial litigation that amounted to $374 thousand, (ii) provisions for employees’ severance expenses for $191 thousand and

(iii) provisions for personnel litigation for $83 thousand. Amounts used during the year ended December 31, 2016 mainly consist of personnel related payments. The reversals mainly relate to ordinary course litigation relating to both personnel matters and commercial litigations.

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2015, 2016 and 2017 amounted to $0.8 million, $0.8 million and $0.8 million, respectively.

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

The calculation of legal compensation for termination has changed in 2017 following the publication of a new French law.

The two important changes are:

•	Seniority conditions: the employee must justify to be entitled to an indemnity of 8 working months against one year before.

•	Calculation of the allowance: 1/4 of a month of salary per year of seniority up to 10 years, against 1/5 before, and no change beyond the 11th year.

As part of the estimation of the retirement indemnity to employee, the following assumptions were used for all categories of employees:

	2015	2016	2017
% social security contributions	45.00%	45.00%	45.00%
Salary increases	2.00%	2.00%	3.50%
Discount rate	2.00%	1.75%	1.75%
Terms of retirement	voluntary retirement
Retirement age	65 years old	65 years old	65 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2015	(483)

Current service cost	(54)
Interest cost	(7)
Actuarial gains and losses	(16)
Reclassification/CTA	83
As of December 31, 2015	(477)

Current service cost	(65)
Interest cost	(9)
Actuarial gains and losses	(31)
Reclassification/CTA	20
As of December 31, 2016	(562)

Current service cost	(925)
Interest cost	(24)
Actuarial gains and losses	(515)
Reclassification/CTA	(168)
As of December 31, 2017	(2,194)

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

Details of commitments

As of December 31, 2017	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Sale and lease-back agreement	30,080	1,055	2,676	2,676	23,673
Facility lease agreements	11,539	2,471	4,702	1,670	2,697
License agreements	18,413	1,238	2,476	2,476	12,223
Manufacturing agreements	7,679	7,679	—	—	—
Other agreements	1,702	1,702	—	—	—

Total contractual obligations	69,414	14,145	9,854	6,821	38,593

Obligations under the terms of the sale and lease-back agreement

The sale and lease-back agreement entered into by Calyxt in the third quarter of 2017 has a defined lease term and is classified as an operating lease agreement under IFRS. It results in off-balance sheet commitments.

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in New York City, New York; Montvale, New Jersey; New Brighton, Minnesota; and Roseville, Minnesota (all in the USA) have been subscribed for a defined term. Future payments of these leases as disclosed in the table above, along with the letters of credit provided to the landlords of the Company’s facilities in New York and in New Brighton, are off balance sheets commitments.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Note 19. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2017, as described in Note 3.5.

Short-term employee benefits paid to key management personnel totaled to $2.2 million in the fiscal year 2015, to $2.4 million in the fiscal year 2016 and to $3.6 million in the fiscal year 2017.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 955,000 securities in share-based remuneration (free shares, warrants and stock options) over the year ended December 31, 2017. The associated non-cash stock-based compensation expense of $0.7 million recognized for 2017.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2015, 2016 and 2017 amounted to $39 thousand, $37 thousand and $38 thousand respectively. No balances were outstanding at the end of each fiscal year. As of December 31, 2017, Mr. Godard held 220,175 non-employee warrants that could be exercised to obtain 50,000 shares at a strike price of €38.45, 50,000 shares at a strike price of €28.01 for 50,000 warrants, 40,175 shares at a strike price of €27.37 for 40,175 warrants, 40,000 shares at a strike price of €18.68 for 40,000 warrants and 40,000 shares at a strike price of €24.34 for 40,000 warrants.

Bpifrance is a shareholder of Cellectis S.A. and “Caisse des Dépôts et Consignations” (“CDC”) was a shareholder of Cellectis Bioresearch. OSEO, which is the former name of Bpifrance and is indirectly related to CDC, granted conditional advances and subsidies to us. On May 18, 2015, we signed with the “Caisse des Dépôts et Consignations” a contract for our repurchase of its participation in Cellectis Bioresearch., which represented 25% of the total shares thereof for an amount of €3.5 million. At the time of the merger with Cellectis S.A., Cellectis S.A. was the sole stockholder of Cellectis Bioresearch. As of December 31, 2017, we have no outstanding balances with Bpifrance.

Note 20. Subsequent events

None.

Exhibit Index

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1#	By-laws (status) of the registrant (English translation)	6-K	001-36891	99.1	January 9, 2018

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1	Reserved

4.2#*	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	F-1	333-202205	10.2	March 12, 2015

4.2.1#*	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.2.1	March 12, 2015

4.2.2#*	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	F-1	333-202205	10.2.2	March 12, 2015

4.2.3#*	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	F-1	333-202205	10.2.3	March 12, 2015

4.2.4#*	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	F-1	333-202205	10.2.4	March 12, 2015

4.3#*	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	F-1	333-202205	10.3	March 12, 2015

4.3.1#*	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	F-1	333-202205	10.3.1	March 12, 2015

4.4#*	Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014	F-1	333-202205	10.4	March 12, 2015

4.4.1*	Amendment to the Research Collaboration and License Agreement, by and between the Company and Pfizer Inc., dated as of December 1, 2016				Filed Herewith

4.5#*	Research, Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated February 17, 2014	F-1	333-202205	10.5	March 12, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.5.1#*	Amendment to the Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated November 18, 2015	20-F	001-36891	4.5.1	March 21, 2016

4.5.2*	Amendment No. 2 to the Product Development, Option, License and Commercialization Agreement, by and between the Company and Les Laboratoires Serviers, dated as of November 28, 2016				Filed Herewith

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015				Filed Herewith

4.7#*	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	F-1	333-202205	10.7	March 12, 2015

4.8†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.9†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.10†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.11†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.12†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.13†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.14†#	2015 Free Share Plan	20-F	001-36891	4.16	March 21, 2016

4.15†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 21, 2016

4.16†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.17†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.18†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

8.1	List of subsidiaries of the registrant				Filed Herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed Herewith

15.1	Consent of Ernst & Young et Autres				Filed Herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title:	Chairman and Chief Executive Officer

Date: March 13, 2018