Form 20-F
period 2018-12-31
Cellectis S.A.
filed 2019-03-12
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                      ☒

For the transition period from                      ☒                      to                      ☒

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

Ordinary shares, nominal value €0.05 per share: 42,430,069 as of December 31, 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to, “Cellectis,” the “Company,” “we,” “us” and “our” refer to Cellectis S.A. and its consolidated subsidiaries. References to “Calyxt” refer to our majority-owned subsidiary, Calyxt, Inc.

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

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	the initiation, timing, progress and results of our agricultural biotechnology research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	Calyxt’s ability to advance its plant products into, and successfully complete, field trials;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	the regulatory treatment of our plant products;

•	regulatory developments in the United States and foreign countries;

•	the commercialization of our product candidates, if approved;

•	the commercialization of Calyxt’s plant products;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw materials and manufacturers;

•	the implementation of our business model, strategic plans for our and Calyxt’s business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates or our plant products;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our and Calyxt’s ability to obtain additional funding for our operations;

•	the potential benefits of our strategic alliances and our ability to enter into future strategic arrangements;

•	the ability and willingness of collaborators pursuant to our strategic alliances to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic alliances with Servier and Allogene;

•	our and Calyxt’s ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates and of Calyxt’s plant products;

•	our status as a passive foreign investment company for U.S. federal income tax purposes;

•	our financial performance and Calyxt’s financial performance;

•	our and Calyxt’s ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

Market Data

This Annual Report contains market data and industry forecasts that were obtained from various industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the biotechnology industry. Market data and industry forecasts involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this Annual Report is generally reliable, such information is inherently imprecise. Various risks, including those described in the section of this Annual Report entitled “Risk Factors,” could cause results to differ materially from those expressed in the estimates made by us and independent parties.

Website Disclosure

We use our website (www.cellectis.com) and Calyxt’s website (www.calyxt.com) and our respective corporate Twitter accounts (@cellectis and @Calyxt_Inc) as routine channels of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor these websites and corporate Twitter accounts in addition to following press releases, filings with the SEC, and public conference calls and webcasts. Additionally, we provide notifications of announcements as part of our website. Investors and others can receive notifications of new press releases posted on our website by signing up for email alerts.

None of the information provided on these websites, in our press releases or public conference calls and webcasts or through social media is incorporated into, or deemed to be a part of, this Annual Report on Form 20-F or in any other report or document we file with the SEC, and any references to such websites or corporate Twitter accounts are intended to be inactive textual references only.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected statements of consolidated operations data for the years ended December 31, 2016, 2017 and 2018 and the selected statement of consolidated financial position data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected statements of consolidated operations data for the years ended December 31, 2014 and 2015 and the selected consolidated statement of financial position data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this Annual Report. We applied IFRS 15 with effect from January 1, 2018 using the full retrospective method, therefore the financial statements as of and for the years ended December 31, 2016 and 2017 have been restated to reflect this adoption. the financial statements as of and for the years ended December 31, 2014 and 2015 have not been restated to reflect the adoption IFRS 15, Revenue from Contracts with Customers. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements for the years, and as of, December 31, 2014, 2015, 2016, 2017 and 2018 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report, as well as the sections titled “Operating And Financial Review And Prospects” included elsewhere in this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2014	2015	2016	2017	2018
	$ in thousands, except share and per share data
Revenues and other income	35,151	62,565	56,444	33,715	21,432

Operating expenses
Royalty expenses	(4,033)	(2,746)	(1,777)	(2,620)	(2,739)
Research and development expenses	(19,144)	(58,154)	(78,458)	(79,227)	(76,567)
Selling, general and administrative expenses	(17,426)	(30,223)	(43,413)	(44,750)	(47,248)
Other operating income and expenses	(1,517)	(2,425)	(99)	232	31

Operating income (loss)	(6,970)	(30,984)	(67,302)	(92,650)	(126,523)

Loss from discontinued operations	(3,750)	—	—	—	—

Financial gain (loss)	9,428	8,378	46	(11,032)	16,758

Net income (loss)	(1,292)	(22,606)	(67,255)	(103,683)	(88,333)

Attributable to shareholders of Cellectis	27	(22,796)	(67,255)	(99,368)	(78,693)
Attributable to non-controlling interests	(1,318)	190	—	(4,315)	(9,640)
Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	0.00	(0.67)	(1.91)	(2.78)	(1.93)
Number of shares used for computing
Basic (1)	26,071,709	34,149,908	35,289,932	35,690,636	40,774,197
Diluted (1)	26,192,652	34,149,908	35,289,932	35,690,636	40,774,197
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	755	10,606	(8,633)	(50,443)	(44,130)

(1)	See Note 16 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
(3)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We define Adjusted Net Income (Loss) attributable to shareholders of Cellectis as our Net Income (Loss) attributable to shareholders of Cellectis, adjusted to eliminate the impact of Non-cash stock-based compensation expense. See “Note Regarding Use of Non-GAAP Financial Measures” for important information. Please refer below for a reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.

Statement of Consolidated Financial Position Data

		As of December 31,
	2014 (1)	2015 (1)	2016 (2)	2017 (2)	2018
	$ in thousands
Current financial assets and Cash and cash equivalents	136,400	342,111	291,159	296,982	451,889
Total assets	167,077	371,314	331,432	332,882	500,840
Total shareholders’ equity	72,272	287,002	272,985	283,985	450,272
Total non-current liabilities	3,912	547	590	3,443	3,699
Total current liabilities	90,894	83,765	57,857	45,453	46,869

(1)	Financial statements as of and for the years ended December 31, 2014 and 2015 have not been restated to reflect the adoption IFRS 15, Revenue from Contracts with Customers.
(2)	Financial statements as of and for the years ended December 31, 2016 and 2017 have been restated to reflect the adoption IFRS 15, Revenue from Contracts with Customers.

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	For the years ended December 31,
	2014	2015	2016	2017	2018
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	27	(22,796)	(67,255)	(99,368)	(78,693)
Adjustment of non-cash stock-based compensation expense:
Research and development expenses	299	20,563	33,207	23,832	18,057
Selling, general and administrative expenses	430	12,839	25,415	26,586	19,161

Total non-cash stock-based compensation expense:	728	33,402	58,622	50,418	37,218

Non-cash stock-based compensation expense attributable to non controlling interests	—	—	—	(1,493)	(2,655)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	755	10,606	(8,633)	(50,443)	(44,130)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical-stage biopharmaceutical company and, as of December 31, 2018, we own 69.5% of Calyxt, Inc., a U.S. agricultural biotechnology company, each with a limited operating history. Investment in biopharmaceutical and agricultural biotechnology product development is a highly speculative endeavor. Biopharmaceutical and agricultural biotechnology product development entails substantial upfront capital expenditures and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain any required regulatory approvals or to become commercially viable. In our therapeutics business, we are focused on developing products using our gene-editing platform to develop genetically modified T-cells that express a CAR and are designed to target and kill cancer cells. While there have been significant advances in cell-based immunotherapy, our gene-editing platform and T-cell and CAR technologies are new and unproven. Several of the product candidates that we are developing or co-developing are in pre-clinical stages. We are sponsoring two ongoing clinical studies in the United States, for one of our product candidates, UCART123 – one targeting acute myeloid leukemia (AML) and the other targeting blastic plasmacytoid dendritic cell neoplasm (BPDCN). We have received approvals from the Medicines & Health products Regulatory Agency (MHRA) to commence a Phase I clinical study for UCART123 in the United Kingdom, and from the U.S. Food and Drug Administration (FDA) to start Phase I clinical trials for UCART22 and UCARTCS1, such approvals being subject to approval of the Institutional Review Boards of the investigational sites. In addition, UCART19, which we exclusively license to Les Laboratories Servier S.A.S., or Servier, is currently the subject of clinical development through two clinical studies being sponsored by Servier both targeting Acute Lymphoblastic Leukemia, and one clinical study being sponsored by Allogene Therapeutics, Inc., or Allogene, targeting Non-Hodgkin Lymphoma. We have not yet generated any revenue from biopharmaceutical product sales to date. In our agricultural biotechnology business, we are exploring the use of our gene-editing technologies to develop healthier food products for a growing population. Calyxt’s plant products are in various stages of development. Although Calyxt has achieved commercialization of its High Oleic Soybean Oil and Meal in the first quarter of 2019, it has not yet generated significant revenues from sales of its plant products.

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

We have incurred significant losses since our inception, have no commercial biopharmaceutical products and anticipate that we will continue to incur significant losses for the foreseeable future.

We devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates. We finance our current immuno-oncology operations primarily through strategic alliances with pharmaceutical companies, including Servier and Allogene (pursuant to assets transferred from Pfizer in April 2018), as well as through the sale of equity securities and, to a lesser extent, obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology. For the year ended December 31, 2018, we raised gross proceeds of $190.5 million in a follow-on equity offering and received $4.7 million in payments pursuant to our principal collaboration agreements, and Calyxt raised $60.9 million in gross proceeds, inclusive of $8.25 million from Cellectis’s participation, in a follow-on offering. In the year ended December 31, 2018, our research and development expenses were $76.6 million including $18.1 million of non-cash stock based compensation expenses.

We currently have no commercial biopharmaceutical products. Notwithstanding the commencement of several clinical studies, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a product candidate. Even if we or our collaborators successfully commence and complete clinical studies and obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to increase in the near term as we conduct our clinical studies, file IND and/or foreign equivalent filings for additional product candidates and conduct research and development for product candidates. In addition, we anticipate that such expenses will increase further and such increases may be substantial if and as we:

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	invest in our own manufacturing facilities in France and in the US;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

We are currently sponsoring five clinical studies. In addition, we are preparing to file additional IND and/or foreign equivalent filings with respect to new clinical studies for certain of our product candidates and/or extend the number of investigational sites, and we are advancing our product candidates to and through pre-clinical testing. The process of developing and manufacturing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities. In addition, subject to obtaining regulatory approval of any biopharmaceutical product candidates, we expect to incur significant commercialization expenses.

As of December 31, 2018, we had cash and cash equivalents and current financial assets of approximately $451.9 million. We believe our cash and cash equivalents and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2021. However, in order to complete the development process, manufacturing, development, building out our manufacturing capabilities and obtaining regulatory approval for and commercialize, if approved, any of our biopharmaceutical product candidates, we may require additional funding. Also, our operating plan, including our product development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. To commercialize our products, if approved, we will require significant working capital to operate our business and maintain our operations.

In addition, our ability to raise additional capital may be limited. To the extent that we raise additional capital through the sale of additional equity or convertible securities, current ownership interests may be diluted and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent we raise additional funds through arrangements with collaborators or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us.

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

We are currently sponsoring five clinical studies and pursuant to an exclusive license, three clinical studies are being sponsored by Servier or its sublicensee, and several of our therapeutic product candidates are still in discovery or pre-clinical proof of concept stages of development and have only undergone limited testing in animals.

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

Because many of our current product candidates are still in the early stages of development, with the majority of our product candidates in the discovery or pre-clinical proof-of-concept phase, there can be no assurance that our research and development activities will result in product candidates we can advance through clinical development. Although we and our collaborators commenced various clinical studies on UCART candidate products, the results of such clinical studies are subject to a variety of factors and considerations and we cannot assure you that we or our collaborators will achieve the applicable targets in these studies. For our other product candidates, which remain in various stages of discovery or pre-clinical development, we have limited data.

Because of the early stage of development of our product candidates, we have not yet demonstrated the safety, specificity and clinical benefits of our product candidates in humans, and we cannot assure you that the results of any human trials will demonstrate the value and efficacy of our platform. Moreover, there are a number of regulatory requirements that we must satisfy before additional clinical studies may be commenced in the United States and the European Union, with respect to our product candidates. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage product candidate development programs may adversely affect our ability to continue development and commercialization of our more advanced product candidates and we may never commence additional clinical studies despite expending significant resources in pursuit of their development. Further, our clinical studies may not be successful and such product candidates may never be approved by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other regulatory agency.

Early data from compassionate use treatment and from clinical trials are not predictive of success in later clinical trials.

In December 2016, during a meeting with the National Institutes of Health’s Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC, Pfizer and Servier presented preliminary clinical data for UCART19, including data from UCART19 Clinical Studies and from three clinical uses of UCART19 on a compassionate basis. These three compassionate use patients have been treated under U.K. “specials” licenses from the Medicines & Healthcare products Regulatory Agency (MHRA) to administer the UCART19 product candidate to a patient on compassionate use base. Compassionate use refers to the use of an investigational drug outside of a clinical trial to treat a patient with a serious or immediately life-threatening disease or condition who has no comparable or satisfactory alternative treatment options. More recently, in December 2018, during the American Society of Hematology (ASH) Conference, Servier presented intermediate results from its current pediatric and adult clinical studies on UCART19 in the United Kingdom, the United States, Belgium and France. Results from the pediatric and adult UCART19 Clinical Studies, showing that 82% of patients (14/17) who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved a complete remission (CR) or complete remission with incomplete blood cell recovery (CRi) by day 28 or day 42, after infusion. Within the 14 responder patients, 71% of them showed a “minimum residual disease” (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients (lymphodepleted or not), 67% (14/21) of them did achieve CR/CRi. Regarding safety considerations, there was no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities did only regard events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21).

We cannot assure you that the administration of UCART19 to other patients will have results that are similar to those reported by Servier. Such results are preliminary in nature, do not bear statistical significance and should not be viewed as predictive of ultimate success. It is possible that such results will not continue or may not be repeated in other potential compassionate uses or in ongoing or future clinical trials on UCART19 or other UCART product candidates.

We have limited experience in conducting or managing clinical trials for potential therapeutic products.

We are currently sponsoring clinical studies at four sites and anticipate expanding existing clinical studies to additional sites and commencing additional clinical studies. We have limited experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product candidate. We rely on a clinical research organization, or CRO, medical institutions and clinical investigators to conduct our clinical studies. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them or the data that they provide could be rejected by the FDA or comparable foreign regulatory bodies, all of which may result in a delay of the affected trial and additional program costs.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Pre-clinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. For example, in September 2017, a clinical hold was placed on our UCART123 clinical studies in acute myeloid leukemia (AML)

and in blastic plasmacytoid dendritic cell neoplasm (BPDCN) and remained in place until the FDA permitted these clinical studies to restart in November 2017 according to revised protocols, and in 2018, manufacturing events slowed down the advancement of our UCART123 clinical studies and the commencement of our UCART22 clinical study.

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

In addition, a number of events, including any of the following, could delay the completion of our current and future clinical trials and negatively impact the ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

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

•

lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, sites selection, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

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

As we or our collaborators advance our product candidates, we and they will be required to consult with these regulatory and advisory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 Clinical Studies are being sponsored by Servier or Allogene, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our commercial collaborators and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that would apply to our wholly-controlled UCART product candidates, including UCART123, and could lead to potential delays or additional requirements. For example, as a result of such interactions, regulators may require that we implement additional studies or testing with respect to our product candidates or modify our clinical studies, including the UCART123 Clinical Studies.

If we fail to do so, we may be required to delay or discontinue development of our product candidates.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on our business, results of operations and financial condition.

The United Kingdom’s decision to leave the European Union, taken by national referendum on June 23, 2016, commonly referred to as Brexit, had created an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states. On March 29, 2017, the United Kingdom’s government invoked article 50 of the Treaty of the European Union, starting a negotiation period of up to two years. At the end of this two-year period, on March 29, 2019, the United Kingdom’s membership in the European Union will end automatically, unless an extension of the negotiation period is unanimously agreed upon by the European Council. Negotiations between the United Kingdom and the European Union are ongoing to determine their future relations, including trade, financial and legal agreements.

The nature, timeline and political and economic effects of Brexit remain quite uncertain to this date. Depending on the outcome of the negotiations, a certain number of risks could materialize, including:

•	a deterioration or stagnation of the United Kingdom’s economic conditions,

•	volatility in the exchange rate between the euro and the pound sterling, which may have a negative impact on our results,

•	a rise in inflation in the United Kingdom,

•	legal and regulatory uncertainty, in particular regarding the interaction between local and European regulations or regarding taxation,

•

legal and regulatory uncertainty regarding the conduct of clinical trials and/or the approval of our product candidates in the United Kingdom, which may affect our ability to conduct clinical trials and obtain regulatory approvals in the United Kingdom. Any delay in the completion of our United Kingdom clinical trials or in obtaining any regulatory approvals in the United Kingdom could prevent us from commercializing our product candidates in the United Kingdom and/or the European Union,

•	increased difficulties in finding financing opportunities in the United Kingdom or finding financing opportunities secured in whole or in part by assets located in the United Kingdom.

The occurrence of such events or risks could adversely affect our business, our prospects, our ability to achieve our objectives, generate revenue and achieve and sustain profitability.

Our gene-editing technology is relatively new, and if we are unable to use this technology in all of our intended applications, our revenue opportunities will be limited.

Even if the use of gene editing technologies increases, our technology involves a relatively new approach to gene editing, using sequence-specific DNA-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may not be able do so, which could limit the usefulness of our technology.

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

Our business depends primarily on the successful clinical development, regulatory approval and commercialization of our CAR T-cell immunotherapy product candidates. Notwithstanding our ongoing clinical studies, we may never be able to develop products that will be approved or commercialized. We are also studying in pre-clinical studies, on our own or through our collaborators, other product candidates based on gene-edited cells for immunotherapy.

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

We face substantial competition from companies, including biotechnology and pharmaceutical companies, many of which have considerably more resources and experience than we have, which may result in competitors discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

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

•

Autologous and Allogeneic CAR T-cell space: Juno Therapeutics, Inc. (in collaboration with Editas Medicine Inc.), acquired by Celgene Corporation and acquired since by Bristol-Myers Squibb; Bluebird bio, Inc. (in collaboration with Celgene Corporation); Ziopharm Oncology Inc. (in collaboration with Intrexon Corporation); Kite Pharma Inc. (in collaboration with Amgen Inc. and with Sangamo Therapeutics Inc.), acquired by Gilead Sciences Inc.; Novartis AG (in collaboration with Intellia Inc.); Johnson & Johnson (in collaboration with Transposagen Biopharmaceuticals Inc.); Precision Biosiences (in collaboration with Shire Plc, asset acquired since by Servier), Regeneron Pharmaceuticals Inc. (in collaboration with Adicet Bio Inc); Fate Therapeutics Inc.; CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.).

•	Cell-therapy space: Adaptimmune Ltd, Iovance Biotherapeutics, Unum Therapeutics, Inc., NantKwest, Inc., Celyad S.A., Atara Biotherapeutics, Inc., and Immunocore Ltd.

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

The time required to obtain approval by the FDA and comparable foreign authorities is inherently unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for the commercialization of any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain such regulatory approval.

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

•

the CROs or other third-party contractors that are retained to assist us in connection with the clinical trials of our product candidates may take or omit actions, breach applicable laws and requirements, that materially adversely impact the clinical trials;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from manufacturing, pre-clinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may not accept data generated at the sites involved in the clinical trials for our product candidates;

•	the FDA or comparable foreign regulatory authorities may not approve the production process, testing, formulation, labeling or specifications of our product candidates;

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

We expect that, if approved, several of the product candidates we develop will initially receive regulatory approval as treatment for advanced or rare diseases. This could limit the initial size of the market for these product candidates, and we cannot predict when, if ever, such product candidates would receive regulatory approval for indications treating a more extensive patient population.

The manufacturing process for the product candidates we develop is highly complex. Any issues that arise in the manufacturing process could have an adverse effect on our business, financial position or prospects.

The product candidates we develop undergo a complex, highly-regulated manufacturing process that is subject to multiple risks. As a result of the complexities of this process, the cost to manufacture our CAR T-cell immunotherapy products is generally higher than traditional small molecule chemical compounds, and the manufacturing process requires very minimal batch-to-batch variability, which is expensive to ensure. Our manufacturing process is susceptible to product loss or failure due to issues associated with the collection of white blood cells from healthy third-party donors, manufacturing or supply of raw material or starting material, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product. In addition, we may face manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, shortage of raw material or starting material and other procurement issues, changes in regulation, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, the manufacturing may be stopped or such manufacturing facilities may need to be closed, for an extended period of time to investigate and remedy the contamination. Further, as our product candidates are developed through pre-clinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results or adapt to the regulatory agencies’ requirements. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

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

We expect our manufacturing strategy for the product candidates we develop will continue to involve the use of one or more CMOs as well as our own manufacturing facility, which we intend to establish. However, we have no experience as a company in developing a manufacturing infrastructure that complies with all standards applicable to the manufacturing of a product to be used by or administered to patients, and may never be successful in developing such a manufacturing facility or capability. We may engage additional CMOs or establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we successfully develop our own manufacturing facility, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

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

Our gene-editing technologies are relatively novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates. For example, in 2003, 20 subjects treated for X-linked severe combined immunodeficiency in two gene therapy studies using a murine gamma-retroviral vector, a viral delivery system, showed correction of the disease, but the studies were terminated after five subjects developed leukemia. Although none of our current product candidates utilize these gamma-retroviruses, our product candidates use a viral delivery system. Additionally, there have been patient deaths in recent CAR-T trials conducted in the United States by our competitors as well as in our UCART123 Clinical Studies, which have led to clinical trial holds. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to our or their product candidates, respectively (such as the many adverse events that typically arise from the transplant process), and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stronger labeling for those product candidates that are approved and a decrease in demand for any such product candidates.

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

If collaborators with whom we currently have alliances, such as Allogene and Servier, or future collaborators with whom we may engage, are unable or unwilling to advance our programs, or if they do not diligently pursue product development and product approval, this may slow our progress and defer or negatively impact our revenues. Such failures would have an adverse effect on our ability to collect key revenue streams and, for this reason, would adversely impact our business, financial position and prospects. Our collaborators may assign, sublicense or abandon product candidates or we may have disagreements with our collaborators, which would cause associated product development to slow or cease. There can be no assurance that our current strategic alliances will continue or be successful, and we may require significant time to secure new strategic alliances because we need to effectively market the benefits of our technology to these future alliance partners, which may direct the attention and resources of our research and development personnel and management away from our primary business operations. Further, each strategic alliance arrangement will involve the negotiation of terms that may be unique to each collaborator. These business development efforts may not result in a strategic alliance or may result in unfavorable arrangements.

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

Under our collaboration agreement with Allogene, Allogene will have the right to terminate the agreement at will upon 60 days’ prior written notice, either in its entirety or on a target-by-target basis. Either party may terminate the agreement in its entirety upon written notice, if the other party commits a material breach that fundamentally frustrates the objectives or transactions contemplated by the agreement and such breach remains uncured for 90 days from the date such written notice is provided. Either party may terminate the agreement on a target-by-target basis upon written notice, if the other party commits a material breach that relates to such target and such breach remains uncured for 90 days from the date such written notice is provided. The agreement may also be terminated upon written notice by Allogene at any time in the event that we become bankrupt or insolvent. Further, the agreement provides Allogene with a right to terminate any specific research project or research program under the agreement if we undergo a change of control.

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

Significant regulation applies to the manufacturing of our products, and the manufacturing facilities on which we rely may not meet regulatory requirements or may have limited capacity.

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

If we or any of our third-party manufacturers, directly or indirectly (due to failure of their own sub-contractors or suppliers), fail to provide appropriate products or maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, the imposition of a hold on clinical trials, the refusal to permit a clinical trial to commence, the refusal to use certain batches of product candidates intended to be used in the clinical trials, the refusal to approve a pending application for a new product, the revocation or non-renewal of a pre-existing approval, or the refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible. As a result, our business, financial condition and results of operations may be materially harmed.

In addition, if supply from one approved manufacturer or supplier is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and time and is likely to result in a delay in our desired clinical and commercial timelines. Although we have started construction of two of our own manufacturing facilities, we may never be successful in developing these facilities or our manufacturing capabilities. Even if we are successful, developing our own manufacturing capabilities may be costlier than we anticipate or may result in delays.

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

Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not guaranteed.

We are dependent on third parties for the supply of various of materials, including without limitation, biological materials—such as cells, cell culture media, cytokines, vectors, nucleic acids or antibodies—that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing process and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect the ability to complete trials and commercialize our products candidates. In addition, our suppliers or manufacturers may, from time to time, change their internal manufacturing or testing processes and procedures. Such changes may require us to perform or have performed studies to demonstrate equivalence of the materials produced or tested under such new procedures. Such equivalence testing may impose significant delays in the development of our product candidates. Furthermore, our suppliers may face quality issues or findings from regulatory authorities’ inspections that could lead to delays or interruption of the supply of our product candidates.

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

Because we rely on third parties for the advancement of our products platform, pre-clinical testing, quality control, clinical trials, and manufacturing activities, we must, at times, share trade secrets with them. The sharing of our trade secrets with certain collaborators and CMOs may arise from our collaborations with Servier and Allogene, any collaborations we may enter into in the future, as well as our agreements with our past, present or future CMOs. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, subcontractors, advisors, employees and consultants prior to beginning research, services or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. In addition, agreements with third parties typically restrict the ability of such third parties to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the strategic alliance. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Our collaborators or CMOs may be acquired by competitors, which may increase the risk that these entities may breach their confidentiality obligations and share our confidential information with the acquirer. For example, in December 2018, Novartis announced its intention to acquire CellForCure, which currently serves as a CMO for us.

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

Risks Related to Calyxt, Our Plant Products Business

Calyxt faces significant competition and many of its competitors have substantially greater financial, technical and other resources than it does.

The market for agricultural biotechnology products is highly competitive, and Calyxt faces significant direct and indirect competition in several aspects of its business. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of advanced biotechnology traits. Other potentially competitive sources of improvement in crop yields include improvements in crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology, seed and chemical industries may result in even more resources being concentrated among a smaller number of Calyxt’s competitors. Additionally, competition for providing more nutritious ingredients for food companies come from chemical-based ingredients, additives and substitutes, which are developed by various companies. The majority of these competitors have substantially greater financial, technical, marketing, sales, distribution and other resources than Calyxt does, such as larger research and development staff, more experienced marketing and manufacturing organizations and more well-established sales forces. As a result, Calyxt may be unable to compete successfully against its current or future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for its plant products. We expect Calyxt to continue to face significant competition in the markets in which Calyxt intends to commercialize its plant products.

Many of Calyxt competitors engage in ongoing research and development, and technological developments by Calyxt competitors could render its plant products less competitive or obsolete, resulting in reduced sales compared to our expectations. Calyxt ability to compete effectively and to achieve commercial success depends, in part, on Calyxt ability to: control manufacturing and marketing costs; effectively price and market Calyxt’s plant products; successfully develop an effective marketing program and an efficient supply chain; develop new plant products with properties attractive to food manufacturers or farmers; and commercialize its plant products quickly without incurring major regulatory costs. Calyxt may not be successful in achieving these factors and any such failure may adversely affect its business, results of operations and financial condition.

From time to time, certain seed and chemical companies that are potential competitors of Calyxt may seek new traits or trait development technologies and may seek to license its technology. Calyxt has, in the past, entered into such licensing arrangements and may continue to enter into such arrangements in the future. Some of these companies may have significantly greater financial resources and may even compete with Calyxt’s business. In determining whether to license traits and/or trait development technologies to a potential competitor, Calyxt evaluates the potential financial benefits to it in addition to the focus of such companies’ trait pipelines and the likelihood that their plant product candidate programs could compete with Calyxt’s own plant product candidate pipeline. Although we do not believe that any of Calyxt’s existing licenses pose a competitive threat to Calyxt’s business model or existing plant product candidate pipeline, in such circumstances, competitors could use its technologies to develop their own products that would compete with Calyxt’s product candidates.

Calyxt also anticipates increased competition in the future as new companies enter the market and new technologies become available, particularly in the area of gene editing. Calyxt’s technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of Calyxt’s competitors, which will prevent or limit Calyxt’s ability to generate revenue from the commercialization of Calyxt’s plant products. At the same time, the expiration of patents covering existing plant products reduces the barriers to entry for competitors.

Calyxt relies on certain gene-editing technologies that may become obsolete in the future.

Calyxt relies on its proprietary gene editing technologies to develop its product candidates. If Calyxt’s competitors are able to refine existing gene-editing technologies, or develop new gene-editing technologies that are superior to Calyxt’s technologies, we and Calyxt may face reputational damage and a decline in the demand for Calyxt’s products. Calyxt’s technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of Calyxt’s competitors that are more effective or that enable them to develop and commercialize products more quickly or with lower expense than Calyxt is able to do. If for any reason Calyxt’s technology becomes obsolete or uneconomical relative to its competitors’ technologies, this would prevent or limit Calyxt’s ability to generate revenues from the commercialization of Calyxt’s products.

Calyxt’s business activities are currently conducted at a limited number of locations, which makes Calyxt susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

Calyxt’s current headquarters and research and development facilities, which include an office, labs, greenhouses, field testing acreage, and a demonstration test kitchen, are located in Roseville, Minnesota. Calyxt seed production takes place primarily in the United States and Argentina. Third party warehousing for seed storage, and Calyxt’s limited number of processing partners (e.g. storage, transportation, crushers and refiners) are all located in the Upper Midwest region of the United States. Calyxt takes precautions to safeguard its facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. However, a natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or acts of vandalism, could cause substantial delays in Calyxt operations, damage or destroy Calyxt equipment, inventory or development projects, and cause Calyxt to incur additional expenses.

Loss of or damage to Calyxt’s germplasm libraries or inability to access new germplasm would significantly slow Calyxt’s product development efforts.

Calyxt has access to a collection of germplasm for its product candidates, in part through licensing agreements with leading institutions. Germplasm comprises genetic material covering the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs. To the extent that Calyxt loses access to germplasm because of the termination or breach of its licensing agreements or as a result of insufficient quantities of germplasm or are unable to access new germplasm for testing, breeding and commercial use in relevant geographies, Calyxt’s product development capabilities could be negatively impacted. In addition, loss of or damage to Calyxt’s germplasm or Calyxt’s inability to access new germplasm would significantly impair Calyxt’s research and development activities.

Calyxt’s plant product development efforts use complex integrated technology platforms and require substantial time and resources; these efforts may not be successful, or the rate of product improvement may be slower than expected.

Development of successful agricultural products using gene-editing technologies requires significant levels of investment in research and development, including laboratory, greenhouse and field testing, to demonstrate product effectiveness and can take several years or more. For the three years ended December 31, 2018, 2017 and 2016, we incurred $8.6 million, $6.1 million, and $4.1 million, respectively, on plant sciences research and development expenses. Calyxt intends to continue to invest in plant research and development, including additional and expanded field testing to validate Calyxt’s product candidates in real world conditions. Calyxt’s investment in plant sciences research and development may not result in significant product revenue over the next several years, if ever. Moreover, the successful application of gene-editing technologies can be unpredictable, and may prove to be unsuccessful when attempting to achieve desired traits in different crops and plants. For example, Calyxt’s gene-editing techniques may prove to be unsuccessful very early on during the discovery phase of new crop development based on technology limitations. Alternatively, even though Calyxt successfully implemented gene edits during the discovery phase, that trait may not ultimately appear in crops during field testing or crops may also exhibit other undesirable traits that adversely affect their commercial value.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	Calyxt’s plant products may not perform as expected in the field;

•	Calyxt’s plant products may not receive necessary regulatory permits and governmental clearances in the markets in which Calyxt intends to sell them;

•	consumer preferences, which are unpredictable and can vary greatly, may change quickly, making Calyxt’s plant products no longer desirable;

•	Calyxt’s competitors may develop new plant products that taste better or have other more appealing characteristics than Calyxt’s products;

•	Calyxt’s plant products may be viewed as too expensive by food companies or farmers as compared to competitive products;

•	Calyxt’s plant products may be difficult to produce on a large scale or will not be economical to grow;

•	intellectual property and other proprietary rights of third parties may prevent Calyxt, its research and development partners, or licensees from marketing and selling Calyxt’s plant products;

•	Calyxt may be unable to patent or otherwise obtain intellectual property protection for its discoveries in the necessary jurisdictions;

•	Calyxt, or the food manufacturers that Calyxt sells its ingredients to, may be unable to fully develop or commercialize products containing Calyxt’s plant products in a timely manner or at all; and

•	third parties may develop superior or equivalent products.

The field of gene editing, particularly in the area of plants, is in its infancy. Negative developments in the field of gene editing, such as adverse side effects, could harm the reputation of the industry and negatively impact Calyxt’s business.

Calyxt may direct its limited resources toward product candidates that prove to be less profitable or less successful than others that Calyxt did not pursue.

Calyxt has limited financial and managerial resources. As a result, Calyxt may forego or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Calyxt’s resource allocation decisions may cause Calyxt to fail to capitalize on viable commercial products or profitable market opportunities. Calyxt spending on current and future research and development programs and product candidates may not yield any commercially viable products.

Any partnerships that Calyxt may enter into in the future may not be successful, which could adversely affect Calyxt’s ability to develop and commercialize its plant product candidates.

Calyxt may seek research and development partnerships or joint venture arrangements with third parties for the development or commercialization of its product candidates depending on the merits of retaining commercialization rights for itself as compared to entering into partnerships or joint venture arrangements. Calyxt will face, to the extent that it decides to enter into partnerships or joint venture agreements, significant competition in seeking appropriate partners. Moreover, partnerships or joint venture arrangements are complex and time-consuming to negotiate, document, implement and maintain. Calyxt may not be successful in its efforts to establish and implement partnerships, joint ventures, or other alternative arrangements should it so chose to enter into such arrangements. The terms of any partnerships, joint ventures, or other arrangements that Calyxt may establish may not be favorable to Calyxt or to us.

Any future partnerships or joint ventures that Calyxt enters into may not be successful. The success of its partnerships or joint venture arrangements will depend heavily on the efforts and activities of Calyxt’s partners. Partnerships and joint ventures are subject to numerous risks, which may include that:

•	partners have significant discretion in determining the efforts and resources that they will apply to research and development partnerships or joint ventures;

•

partners may not pursue development and commercialization of Calyxt’s product candidates or may elect not to continue or renew development or commercialization programs based on trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

partners may delay trials, provide insufficient funding for a trial program, stop a trial, abandon a product candidate, repeat or conduct new trials or require a new formulation of a product candidate for testing;

•	partners could independently develop, or develop with third parties, products that compete directly or indirectly with Calyxt’s products or product candidates;

•	a partner with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	Calyxt could grant exclusive rights to its partners that would prevent Calyxt from collaborating with others;

•

partners may not properly maintain or defend intellectual property rights or may use Calyxt’s intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate Calyxt’s intellectual property or proprietary information or expose Calyxt to potential liability;

•

disputes may arise between Calyxt and a partner that causes the delay or termination of the research, development or commercialization of Calyxt’s current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	partnerships may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•

partners may own or co-own intellectual property covering Calyxt’s products that results from it partnering with them, and in such cases, Calyxt would not have the exclusive right to develop or commercialize such intellectual property; and

•	a partner’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If ongoing or future field trials are unsuccessful, Calyxt may be unable to complete the development of product candidates on a timely basis or at all.

Calyxt relies on field trials to demonstrate the efficacy of the product candidates that it has developed and evaluated in greenhouse conditions. Field trials allow Calyxt to test the product candidates in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. The successful completion of field trials is critical to the success of Calyxt’s product development efforts with respect to its product candidates. If Calyxt’s ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse effects on the agronomic performance of Calyxt’s crops, or if the field trials do not produce reliable data, Calyxt’s product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. In addition, in order to support Calyxt’s commercialization efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, Calyxt cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful. Many factors that are beyond Calyxt’s control may adversely affect the success of these field trials, including unique geographic conditions, weather and climatic variations, disease or pests, or acts of protest or vandalism. Field trials, which may take up to 2–3 years, are costly, and any field trial failures that Calyxt may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact Calyxt’s business and results of operations.

Calyxt relies on third parties to conduct, monitor, support, and oversee field trials and other research services for plant product candidates in development, and any performance issues by third parties, or Calyxt’s inability to engage third parties on acceptable terms, may impact Calyxt’s ability to successfully commercialize such product candidates.

Calyxt currently relies on third parties, such as growers, consultants, contractors and universities to conduct, monitor, support and oversee these field trials. In some cases, these field trials are conducted outside of the United States, making it difficult for Calyxt to monitor the daily activity of the work being conducted by the third parties that it engages. Although Calyxt provides its third-party contractors with protocols regarding the production and handling of its product candidates, Calyxt has limited control over the execution of field trials. Poor field trial execution or data collection, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these third parties could impair the success of Calyxt’s field trials. Any such failures may result in delays in the development of Calyxt’s plant product candidates or the incurrence of additional costs. Even if Calyxt’s third-party contractors adhere to its suggested protocols, field trials may fail to succeed for a variety of other reasons, including weather, disease or pests, improper timing of planting Calyxt’s seeds, or incorrect fertilizer use. Ultimately, Calyxt remains responsible for ensuring that each of its field trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and Calyxt’s reliance on third parties does not relieve Calyxt of its responsibilities. Should such third parties fail to comply with these standards, Calyxt’s ability to develop its product candidates could be adversely impacted.

Additionally, if Calyxt is unable to maintain or enter into agreements with third-party contractors on acceptable terms, or if engagement is terminated prematurely, Calyxt may be unable to conduct or complete its field trials in the manner Calyxt anticipates. If Calyxt’s relationship with any of these third-party contractors is terminated, Calyxt may be unable to enter into arrangements with alternative contractors on commercially reasonable terms, or at all. Switching or adding third party contractors can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact Calyxt’s ability to meet its desired development timelines.

Calyxt may lack the necessary expertise, personnel and resources to successfully commercialize its product candidates.

Other than Calyxt’s High Oleic Soybean, which was commercialized in the first quarter of 2019, Calyxt’s product candidates are still in development and there is no established market for them. Completion of product development for these other product candidates could be protracted and there is no certainty of success. Future products may not be ready for commercial launch for several years, if ever. If Calyxt is not able to commercialize its High Oleic Soybean product or other product candidates on a significant scale, then it may not be successful in building a sustainable or profitable business at Calyxt. Moreover, we expect Calyxt to price its plant products based on its assessment of the value that it believes they will provide to food manufacturers or farmers, rather than on the cost of production. If food manufacturers or farmers attribute a lower value to such products than Calyxt does, they may not be willing to pay the premium prices that Calyxt expects to charge. Pricing levels may also be negatively affected if Calyxt’s plant products are unsuccessful in producing the yields or traits Calyxt expects. Food manufacturers or farmers may also be cautious in their adoption of new plant products and technologies, with conservative initial purchases and proof of product required prior to widespread deployment. It may take several growing seasons for food manufacturers or farmers to adopt Calyxt’s plant products on a large scale.

To achieve commercial success of its product candidates, Calyxt will need to develop and build-out its own sales and marketing capabilities while we intend to outsource our supply capabilities to third parties. Factors that may affect Calyxt’s ability to commercialize its product candidates on its own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of food manufacturers or farmers to purchase and use its product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing and maintaining a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of its product candidates. Calyxt may not be able to build or maintain an effective sales and marketing organization in North America or other key global markets. If Calyxt is unable to find suitable partners for the commercialization of its product candidates, it may have difficulties generating revenue from them.

The successful commercialization of Calyxt’s plant products depends on Calyxt’s ability to produce high-quality plants and seeds cost-effectively on a large scale and to accurately forecast demand for Calyxt’s plant products and Calyxt may be unable to do so.

The production of commercial-scale quantities of seeds requires the multiplication of the plants or seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of any product candidates Calyxt successfully develops depends on Calyxt’s ability to scale its production processes to produce plants and seeds in sufficient quantity to meet demand. For example, food ingredients such as soybean oil and wheat flour, will require optimized production and commercialization of the underlying plant and seed harvests. We cannot assure that Calyxt’s existing or future seed production techniques will enable Calyxt to meet its large-scale production goals cost-effectively for the plant products in its pipeline. Even if Calyxt is successful in developing ways to increase yields and enhance quality, Calyxt may not be able to do so cost-effectively or on a timely basis, which could adversely affect Calyxt’s ability to achieve profitability. If Calyxt is unable to maintain or enhance the quality of its plants and seeds as increase Calyxt production capacity, including through the expected use of third parties, Calyxt may experience reductions in food manufacturer or farmer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, Calyxt will need to make seed production decisions well in advance of plant product sales. Calyxt’s ability to accurately forecast demand can be adversely affected by a number of factors outside of Calyxt’s control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of Calyxt’s products may reduce product revenue, damage our or Calyxt’s reputation in the market and adversely affect relationships. Any product surplus Calyxt has on hand may negatively impact cash flows, reduce the quality of Calyxt’s inventory and ultimately result in write-offs of inventory. Additionally, we or Calyxt will take financial risk in Calyxt’s plant product inventory given that Calyxt will have to keep the inventory marked to market on its balance sheet. Fluctuations in the spot price of Calyxt’s crops in inventory could have negative impacts on its financial statements. Any failure on Calyxt part to produce sufficient inventory, or overproduction of a particular product, could harm its business, results of operations and financial condition. In addition, food manufacturers or farmers may cancel orders or request a decrease in quantity at any time prior to delivery of the plants or seeds, which may lead to a surplus of Calyxt plant products.

While Calyxt estimates that the potential size of Calyxt target markets for Calyxt plant products is significant, that estimate has not been independently verified and is based on certain assumptions that may not prove to be accurate. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for Calyxt plant products and therefore adversely impact Calyxt future business prospects, results of operation and financial condition.

Calyxt will rely on contractual counterparties and they may fail to perform adequately.

Calyxt’s commercial strategy depends on its ability to contract with counterparties that provide, and in the future may provide, a variety of services, including seed production companies, seed distributors, farmers, crushers, refiners, millers, transportation and logistics companies and lab equipment service providers. Calyxt relies on these third parties to provide services along its supply chain and in its research and development functions. Calyxt faces challenges in establishing relationships and contracts with these parties, which may jeopardize its ability to build a supply chain. While Calyxt has established relationships with several providers, Calyxt faces the possibility that counterparties may not fulfill the terms of agreements and will be required to enter into additional relationships to meet its business objectives. This may cause disruptions in Calyxt’s supply chains, research efforts, commercialization efforts, and otherwise inhibit Calyxt’s ability to bring its products to market at the times and in the quantities as planned. For example, if Calyxt’s crushers and refiners fail to process Calyxt’s crops at the times and at the quantities as agreed, Calyxt may be unable to meet the demands of food manufacturers who Calyxt has contracted with to purchase its products, leading to lower sales and potential reputational damage and contractual liabilities. While Calyxt may have certain indemnification rights in its contracts with such counterparties, there is no assurance that such indemnification rights will be sufficient to cover any damage to us that would result from a failure of such a counterparty in their contractual arrangements with Calyxt.

Interruptions in the production or transportation of Calyxt’s seeds could adversely affect its operations and profitability.

In some cases, Calyxt may produce seed with respect to its product candidates and Calyxt will rely on contract seed producers for such seed production. Poor execution, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these contract seed producers could adversely affect Calyxt’s products. Any such failures may result in delays in Calyxt’s ability to obtain seed for its seed production needs in a timely manner. Such delays could adversely affect Calyxt’s ability to deliver seed to farmers to meet their planting window. Calyxt’s dependency upon timely seed deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect Calyxt’s operations until alternative arrangements could be made. Such a delay would adversely affect our and Calyxt’s reputation and revenues. If Calyxt were unable to produce the necessary seed for an extended period of time for any reason, its business, customer relations, and operating results could suffer.

Calyxt may not be able to identify suitable seed producers to meet its production needs. If Calyxt does identify suitable seed producers, it may not be able to enter into cost effective agreements on acceptable terms. If any contract seed producers whom Calyxt engages fail to perform their obligations as expected or breach or terminate their agreements with Calyxt, or if Calyxt is unable to secure the services of such third parties when and as needed, it may lose opportunities with its supply chain.

The unintended presence of Calyxt’s traits in other products or plants may negatively affect it.

Trace amounts of Calyxt’s traits may unintentionally be found in the products of third parties, which may result in negative publicity and claims of liability brought by such third parties or others against us or Calyxt. Furthermore, in the event of an unintended dissemination of Calyxt’s gene-edited germplasm into the environment, or the presence of unintended trace amounts of Calyxt’s traits in conventional seed, or in the grain or products produced from conventional crops, we or Calyxt could be subject to claims by multiple parties, including environmental advocacy groups, as well as governmental actions such as mandated crop destruction, product recalls, or additional stewardship practices and environmental cleanup or monitoring.

Calyxt’s crops are new, and if farmers and food processors are unable to work effectively with its crops, Calyxt’s various relationships, Calyxt’s reputation and its results of operations will be harmed.

Calyxt plans to provide farmers with information and protocols regarding the establishment, management, harvest, transportation and storage of Calyxt’s crops. These crop management recommendations may include equipment selection, planting and harvest timing, application of crop protection chemicals and storage systems and protocols. Calyxt’s general or specific protocols may not apply in all circumstances, may be improperly implemented, may not be sufficient, or may be incorrect, leading to reduced yields, crop failures or other production problems or losses. If farmers that are producing crops for Calyxt’s food ingredients experience these challenges, Calyxt may be unable to provide plant product ingredients to food manufacturers on a timely basis or at all. If Calyxt is unable to deliver plant products in a timely basis or at all, or if farmers that are purchasing Calyxt’s seed experience challenges, or if Calyxt’s food processors are unable to process Calyxt’s crops effectively and efficiently, Calyxt may jeopardize Calyxt’s relationships, reputation and ability to successfully market its plant products. Further, the use of Calyxt’s seeds may require a change in current planting, rotation or agronomic practices, which may be difficult to implement or may discourage the use of Calyxt’s plant products by agricultural producers.

There are various reasons why Calyxt’s crops, once available, may not succeed, including weather, disease or pests, improper timing of planting Calyxt’s seeds, or incorrect fertilizer or herbicide use. Statements by potential customers about negative experiences with Calyxt’s plant products could harm Calyxt’s reputation, and the decision by these parties not to proceed with large-scale seed purchases could harm Calyxt’s business, revenue and the ability to achieve profitability.

The successful commercialization of Calyxt plant products may face challenges from public perceptions of gene-edited products and ethical, legal, environmental, health and social concerns.

The successful commercialization of Calyxt’s product candidates depends, in part, on public acceptance of gene-edited agricultural products. Farmers, seed companies and end-product consumers may not understand the nature of Calyxt technologies or the scientific distinction between Calyxt’s non-transgenic gene-edited products and transgenic products of competitors. As a result, these parties may transfer negative perceptions and attitudes regarding transgenic products to Calyxt’s products and product candidates. A lack of understanding of Calyxt’s technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing, whether transgenic or non-transgenic, by claiming that plant products developed using biotechnology are unsafe for consumption or their use, poses a risk of damage to the environment, or creates legal, social and ethical dilemmas. The commercial success of Calyxt’s products may be adversely affected by such claims, even if unsubstantiated. In addition, extreme opponents of biotechnology have vandalized the fields of farmers planting biotech seeds and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of Calyxt’s farmer customers, Calyxt field testing sites or Calyxt research, production or other facilities, could adversely affect Calyxt sales and costs.

Negative public perceptions about gene editing can also affect the regulatory environment in the jurisdictions in which Calyxt is targeting the sale of Calyxt’s products and the commercialization of Calyxt’s product candidates. Any increase in such negative perceptions or any restrictive government regulations in response thereto, could have a negative effect on Calyxt business and may delay or impair the sale of Calyxt products or the development or commercialization of Calyxt product candidates. Even in light of compliance with stringent existing regulatory protocols or following receipt of confirmation of non-regulated status in a jurisdiction, public pressure in that jurisdiction may lead to increased regulation of products produced using biotechnology, further legislation regarding novel trait development technologies, or administrative litigation concerning prior regulatory determinations, each of which could adversely affect Calyxt’s ability to sell its product or commercialize its product candidates. In addition, labeling requirements in effect from time to time could heighten public concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

Products that Calyxt develops, and food containing Calyxt’s products may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of Calyxt’s products to customers.

Certain third-party organizations offer verification programs that seek to identify non-GMO products to consumers. These organizations verify the status of products (such as foods, beverages and vitamins) as non-GMO based on independently developed standards, and often authorize the display of specific markers or labels illustrating such status on the verified product’s packaging. Although the verification programs seek to identify finished products as non-GMO verified, the processes that they employ typically examine the individual ingredients and precursors, rather than the finished products.

Standards established by such third-party organizations for the verification of non-GMO status may differ from applicable regulatory legal standards applied by regulators in the United States. As a result, notwithstanding a determination as to the non-regulated status of Calyxt’s products pursuant to APHIS’s regulatory procedures (or a similar determination in other jurisdictions), Calyxt’s products, and third-party products that utilize Calyxt’s gene-edited products as ingredients, may fail to meet more restrictive or non-scientific standards imposed by these independent verification organizations. For example, a third-party verification organization could determine that it will withhold its non-GMO verification from any product developed using any biotechnology whatsoever.

If third-party verification organizations were to determine that any of Calyxt’s products, or third-party products that utilize Calyxt’s products as ingredients, or gene-edited products generally, did not meet their non-GMO verification standards, and certified non-GMO seals or labels were not available for such products, our or Calyxt’s reputation could be harmed, these products may be unable to demand non-GMO premiums, which could reduce the value of Calyxt traits to farmer customers, and Calyxt’s operating results could be adversely affected.

The commercial success of Calyxt consumer-centric plant products is reliant on the needs of food manufacturers and the recognition of shifting consumer preferences.

The commercial success of Calyxt consumer-centric plant products will depend in part on the success of the food manufacturer’s products that Calyxt plant products are included in. Calyxt will not control the marketing, distribution, labeling or any other aspects of the sale and commercialization of the food manufacturers’ food products in which Calyxt plant products are an ingredient. Consumer preferences may be a significant driver in the success of Calyxt’s food manufacturer customers in their efforts to sell foods products including Calyxt’s plant products. While current trends indicate that consumer preferences may be moving towards “healthier” options, we cannot predict whether such trends will continue or which types of food products will be demanded by consumers in the future. Additionally, as health and nutritional science continues to progress, consumer perception of what foods, nutrients and ingredients are considered “healthy” may shift. Calyxt and its food manufacturer customers may not be dynamic enough in responding to consumer trends and making products that will be demanded by consumers in the future. Failure by Calyxt food manufacturer customers to successfully recognize consumer trends and commercialize and sell their products which contain Calyxt ingredients could lower demand for Calyxt products and harm its business, results of operations and financial condition.

If Calyxt is sued for defective products and if such lawsuits were determined adversely, Calyxt could be subject to substantial damages, for which insurance coverage is not available.

Calyxt may be held liable if any product it develops, or any product that uses or incorporates any of Calyxt’s technologies is found unsuitable during marketing, sale or consumption. For example, the detection of an unintended trait in a commercial seed variety or the crops and products produced may result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on Calyxt’s business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or additional regulations relating to the integrity of the food supply chain from the farm to the finished product.

The overall agricultural industry is susceptible to commodity price changes and Calyxt, along with its food manufacturing customers and farmer customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect Calyxt’s ability to commercialize its products. Calyxt will be susceptible to changes in costs in the agricultural industry as a result of factors beyond its control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, Calyxt may not be able to anticipate or react to changing costs by adjusting its practices, which could cause its operating results to deteriorate. While Calyxt enters into supply agreements for grain and seed production with settlement values based on commodity market futures pricing, Calyxt does not engage in hedging or speculative financial transactions nor does it hold or issue financial instruments for trading purposes.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on Calyxt.

The ability to grow Calyxt’s plant products is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries in which Calyxt plans to source a significant percentage of Calyxt’s plant products. In extreme cases, entire harvests may be lost in some geographic areas. Such adverse conditions can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on Calyxt’s business, financial position and results of operations.

The ability to grow Calyxt’s plant products is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. The costs to control disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such infestations will continue to be effective. These infestations can also increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on Calyxt’s business, financial position and results of operations.

Calyxt expects its business will be highly seasonal and subject to weather conditions and other factors beyond its control, which may cause Calyxt’s sales and operating results to fluctuate significantly.

The sale of plant products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Furthermore, significant fluctuations in market prices for agricultural inputs and crops could also have an adverse effect on the value of Calyxt plant products. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by food manufacturers or farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds, as well as adversely impact the agricultural industry as a whole in various regions. Disruptions that cause delays by food manufacturers or farmers in harvesting or planting can result in the movement of orders to a future quarter. Disruptions that cause delays by Calyxt farmers in harvesting could cause Calyxt to be delayed, or to fail entirely in delivering food ingredients to food manufacturers. Any of those delays or failures would negatively affect the quarter in which they occur and cause fluctuations in Calyxt operating results.

The regulatory environment in the United States for genetically engineered plant products is uncertain and evolving. Changes in the current application of these laws and regulations would have a significant adverse impact on Calyxt’s ability to develop and commercialize Calyxt’s plant products.

Changes in applicable regulatory requirements could result in a substantial increase in the time and costs associated with developing Calyxt plant products and negatively impact Calyxt’s operating results. In the United States, the United States Department of Agriculture, or USDA, regulates, among other things, the introduction (including the importation, interstate movement, or release into the environment such as field testing) of organisms and products altered or produced through genetic engineering that are plant pests or that there is reason to believe are plant pests. Such organisms and products are considered “regulated articles.” However, a petitioner may submit a request for a determination by the USDA of “nonregulated status” for a particular article. A petition for determination of nonregulated status must include detailed information, including relevant experimental data and publications, and a description of the genotypic differences between the potentially regulated article and the nonmodified recipient organism, among other things. Calyxt previously submitted a request for a determination of “nonregulated status” to the USDA for its potato product candidates, its high oleic and low linolenic soybean product candidates, its improved quality alfalfa product candidate and its powdery mildew-resistant wheat product candidate. The USDA confirmed in writing that each of these product candidates is not deemed to be a “regulated article” under the Plant Protection Act because it does not contain genetic material from plant pests. In the event any of Calyxt’s product candidates are found to contain inserted genetic material or otherwise differ from the descriptions Calyxt has provided to the USDA, the USDA could determine that such agricultural product candidates are regulated articles, which would require Calyxt to comply with the permit and notification requirements of the Plant Protection Act. While we believe that the USDA’s reasoning will continue to extend to other Calyxt’s agricultural product candidates, we or Calyxt have not obtained a determination from the USDA that any of other Calyxt’s agricultural product candidates are not “regulated articles” under these regulations. USDA’s regulations also require that companies obtain a permit or file a notification before engaging in the introduction (including the importation, interstate movement, or release into the environment such as field testing) of “regulated articles.”

We cannot predict whether advocacy groups will challenge existing regulations and USDA determinations or whether the USDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modifies regulations in a way that will subject Calyxt’s plant products to more burdensome standards, thereby substantially increasing the time and costs associated with developing Calyxt’s plant product candidates. Moreover, we cannot provide any assurance that the USDA will apply this same analysis to any of Calyxt’s other plant product candidates in development. Complying with USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could substantially delay or prevent the commercialization of Calyxt’s plant products.

On December 20, 2018, the USDA announced the National Bioengineered Food Disclosure Standard (the “Standard”). The National Bioengineered Food Disclosure Law, passed by Congress in July 2016, directed USDA to establish this national mandatory standard for disclosing foods that may or may not be bioengineered. The implementation date is January 1, 2020 (January 1, 2021 for small food manufacturers), with mandatory compliance by January 1, 2022. The Standard requires food manufacturers, importers, and certain retailers to ensure bioengineered foods are appropriately disclosed. The impact of the standard remains to be seen; our preliminary analysis and understanding is that gene edited foods do not fall within the definition of bioengineered under the Standard.

Calyxt plant products may also be subject to extensive FDA food product regulations. Under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act, or FDCA, any substance that is reasonably expected to become a component of food added to food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (generally recognized as safe, or GRAS), or unless the use of the substance is otherwise excluded from the definition of a food additive. Any food that contains an unsafe food additive is considered adulterated under section 402(a)(2)(C) of the FDCA. The FDA may classify some or all of Calyxt agricultural product candidates as containing a food additive that is not GRAS or otherwise determine that Calyxt plant products contain significant compositional differences from existing plant products that require further review. Such classification would cause these agricultural product candidates to require pre-market approval, which could delay the commercialization of these plant products. In addition, the FDA is currently evaluating its approach to the regulation of gene-edited plants. For example, on January 18, 2017, the FDA announced a Request for Comments, or RFC, seeking public input to help inform its regulatory approach to human and animal foods derived from plants produced using gene editing. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of Calyxt’s plant product candidates, which could negatively affect Calyxt’s profitability. Any delay in the regulatory consultation process, or a determination that Calyxt plant products do not meet regulatory requirements, by the FDA could cause a delay in the commercialization of Calyxt plant products, which may lead to reduced acceptance by food manufacturers, farmers or the public and an increase in competitor products that may directly compete with Calyxt’s products.

The regulatory environment outside the United States varies greatly from region to region and is less developed than in the United States.

The regulatory environment around gene editing in plants for food ingredients is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, and which may encapsulate Calyxt’s plant products. To the extent regulatory frameworks outside of the United States are not receptive to Calyxt’s gene-editing technologies, this may limit Calyxt’s ability to expand into other global markets.

The two leading jurisdictions, the United States and the European Union, or the EU, do, and may continue to in the future, have distinctly different regulatory regimes with different rules and requirements. We cannot predict how the global regulatory landscape regarding gene editing in plants for food ingredients will evolve and may incur increased regulatory costs as regulations in the jurisdictions in which Calyxt operates change.

In the European Union (the ‘‘EU’’), genetically modified organisms (“GMOs”) and genetically modified food and feed products can only be sold in the market once they have been properly authorized. The procedures for evaluation and authorization of GMOs and genetically modified food and feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed (‘‘Regulation (EC) 1829/2003’’) and Directive 2001/18/EC on the release of GMOs into the environment (‘‘Directive 2001/18/EC’’). An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a ‘‘Common Catalogue of Varieties,’’ which would permit the seeds of such genetically modified varieties to be marketed in the EU.

A recent ruling of the European Court of Justice (‘‘ECJ’’) in July 2018 concluded that organisms obtained by new mutagenesis plant breeding techniques involving the use of genetic engineering are GMOs and therefore fall, in principle, under Directive 2001/18/EC described above. The ECJ found further that varieties obtained by modern forms of mutagenesis are genetically modified varieties covered by Directive 2002/53/EC, and are therefore subject to the obligations of such directive. The ECJ clarified that only mutagenesis techniques which (a) have been used in a number of applications and (b) have a long safety record, can be exempted from these requirements, although EU member states remain free to subject even such exempted organisms to the obligations under Directive 2001/18/EC, or to other obligations.

Complying with such EU rules, as strictly interpreted by the ECJ, including the pre-market risk assessment and product authorization requirements, is extremely costly and time-consuming, and has no guarantee of success and could therefore substantially delay or totally prevent the commercialization of Calyxt’s products in the EU should Calyxt wish to expand its sales there.

We cannot predict whether or when any jurisdiction will change its regulations with respect to Calyxt’s products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval or clearance activities or influence public opinion against genetically engineered and/or gene-edited products. In addition, governmental reaction to negative publicity concerning Calyxt’s products could result in greater regulation of genetic research and derivative products or regulatory costs that render Calyxt’s products cost prohibitive,

The scale of the commodity food industry may make it difficult to monitor and control the distribution of Calyxt’s products. As a result, Calyxt’s products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against us, which could result in significant expenses and management attention.

Adverse outcomes in future legal proceedings could subject Calyxt to substantial damages, adversely affect Calyxt results of operations, harm our or Calyxt reputation and result in governmental actions.

We or Calyxt may become party to legal proceedings, including matters involving personnel and employment issues, personal injury, product liability, environmental matters, intellectual property disputes and other proceedings. We or Calyxt may be held liable if Calyxt traits do not perform as anticipated by Calyxt customers, or if any product that Calyxt develop or any product that uses Calyxt technologies or incorporates any of Calyxt traits causes injury or is found otherwise unsuitable during marketing, sale or consumption. Courts could levy substantial damages against us in connection with claims for injuries allegedly caused by use of Calyxt products.

The detection of unintended traits in Calyxt seeds could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on Calyxt business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Depending on their nature, certain future legal proceedings could result in substantial damages or payment awards that exceed Calyxt’s insurance coverage. Calyxt will estimate its exposure to any future legal proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters will involve substantial uncertainties. Furthermore, even if the outcome is ultimately in Calyxt favor, Calyxt costs associated with such litigation may be material. Adverse outcomes in future legal proceedings or the costs and expenses associated therewith could damage our or Calyxt market reputation and have an adverse effect on our or Calyxt results of operations.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect Calyxt operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. Future government policies in the United States or in other countries may discourage food manufacturers or farmers from using Calyxt’s products or encourage the use of products more advantageous to Calyxt’s competitors, which would put Calyxt at a commercial disadvantage and could negatively impact Calyxt’s future revenues and results of operations.

Recent U.S. tax legislation could adversely affect Calyxt’s business and financial condition

On December 22, 2017, U.S. tax reform legislation known as the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act makes substantial changes to U.S. tax law, including a reduction in the corporate tax rate, a limitation on the use of new operating losses to offset future taxable income, the modification or repeal of certain business deductions and credits, and new rules designed to prevent erosion of the U.S. income tax base such as a new minimum tax, called the Base Erosion and Anti-abuse Tax, applicable to certain U.S. corporations that make certain payments to related foreign persons. We expect the Act to have significant effects on our U.S. subsidiaries, some of which may be adverse. The full extent of the impact remains uncertain at this time, and our current interpretations of, and assumptions regarding, the Act are subject to additional regulatory or administrative developments, including any regulations or other guidance promulgated by the U.S. Internal Revenue Service, or IRS, and other regulators. We can provide no assurance our current interpretations of, and assumptions regarding, the Act and any related regulations or guidance will not be reviewed or investigated by regulators in the future.

The overall agricultural industry is susceptible to commodity price changes and Calyxt, along with Calyxt food manufacturing customers and farmer customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect Calyxt’s ability to commercialize Calyxt’s products. Calyxt will be susceptible to changes in costs in the agricultural industry as a result of factors beyond Calyxt control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, Calyxt may not be able to anticipate or react to changing costs by adjusting its practices, which could cause Calyxt operating results to deteriorate. Calyxt does not engage in hedging or speculative financial transactions nor does Calyxt hold or issue financial instruments for trading purposes.

Calyxt may need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force Calyxt to delay, limit or terminate its product development efforts or other operations.

The process of developing and commercializing product candidates is lengthy, risky and expensive. Calyxt expects its research and development expenses to increase substantially as it continues to develop its existing product candidates and to identify new product candidates for development As a result, Calyxt’s selling, general and administrative expense will also increase significantly.

In order to complete the development process, obtain, to the extent necessary, any regulatory approval for, and commercialize its products, Calyxt may require additional funding. Also, Calyxt’s operating plan, including its product development plans, may change as a result of many currently unknown factors, and Calyxt may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other strategic alliances and licensing arrangements, or a combination of these approaches. To commercialize its products, Calyxt will require significant working capital to operate its business and maintain its supply chain.

To the extent that Calyxt raises additional capital through the sale of additional equity or convertible securities, our ownership interest in Calyxt may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our rights, as a stockholder. Debt financing, if available, would result in increased fixed payment obligations and a portion of Calyxt’s operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent Calyxt raises additional funds through arrangements with research and development partners or otherwise, Calyxt may be required to relinquish some of its technologies, product candidates or revenue streams, license its technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to it. Any additional fundraising efforts may divert Calyxt’s management from their day-to-day activities, which may adversely affect Calyxt’s ability to develop and commercialize its product candidates.

In addition, there can be no guarantee that future financing will be available in sufficient amounts or on terms acceptable to Calyxt, if at all. If Calyxt is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or product candidate development programs or the commercialization of any product candidate or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, operating results and prospects.

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

The Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, the patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on

March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our licensors’ patent applications and our ability and that of our licensors to obtain patents and to enforce or defend any patents that may issue from such patent applications, all of which could have a material adverse effect on our business.

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

Because we rely on third parties for the advancement of our products platform, pre-clinical testing, quality control, clinical trials, and manufacturing activities, we must, at times, share trade secrets with them, and our collaborations with Servier and Allogene, and any collaborations we may enter into in the future, may also lead to share certain of our trade secrets with our collaborators.

We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, intellectual property assignment, collaborative research agreements, consulting agreements or other similar agreements with our employees, consultants, outside collaborators or sub-contractors sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee, consultant or collaborator with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

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

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we or our licensors may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. In addition, the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

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

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.

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

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

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

Our success will depend in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. We cannot assure that our business operations, products, product candidates and methods and the business operations, products, product candidates and methods of our collaborators do not or will not infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties.

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

We may be unsuccessful in licensing or acquiring intellectual property that may be required to develop and commercialize our product candidates from third parties.

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

Under each of the material exclusive licenses granted to us, the licensor controls the prosecution of patents covered by the license. Under our collaboration agreement with Allogene, we and Allogene each generally control the prosecution of our respective owned patents, and Allogene has the first right to elect to control the prosecution of certain jointly-developed intellectual property. Under our collaboration agreement with Servier, we and Servier each generally control the prosecution of our respective owned patents, and we generally control the prosecution of joint patents, unless Servier exercises its option under the agreement to obtain an exclusive license to further develop, manufacture and commercialize a product candidate, in which case Servier will control prosecution of the joint patents. In addition, Servier currently controls prosecution of those patent rights covering solely UCART19. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

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

As of December 31, 2018, we had 161 full-time employees (including Calyxt, Inc.) and we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder and Chief Executive Officer; Dr. David Sourdive, our co-founder and Executive Vice President, Technical Operations; and Eric Dutang, our Chief Financial Officer. The loss of the services of these key executive officers could have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, regulatory, medical, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business.

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

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The Research tax credit receivables as of December 31, 2018 include the accrual for a French research tax credit related to 2017 for $8.0 million and to 2018 for $7.8 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

During December 2018, the French Tax Authority has initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. We do not believe that a provision should be recorded at this stage of this audit. As a result of such audit, the reimbursement of the French research tax credit related to 2017 is currently pending. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, modify, or reduce the scope of the CIR benefit, which it could decide to do at any time, our results of operations could be adversely affected.

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

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in significant damages including without limitation in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Data privacy regulations could adversely affect our business, results of operations and financial condition.

The European Regulation 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the EU and processing personal information of individuals located in the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data to countries outside of the European Economic Area (EEA). The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations. We may become the subject of investigations and/or claims in respect of privacy matters and unfavorable outcomes in any of such matters could preclude the commercialization of products, harm our reputation, negatively affect the profitability of our products and subject us to substantial fines.

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

Risks Related to Ownership of Our Ordinary Shares and ADSs

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2018 taxable year. However, we cannot assure you that we will not be classified as a PFIC for 2019 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2018 taxable year. No assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for 2019 or future taxable years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our stock, which has fluctuated and is likely to continue to fluctuate, substantially. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ADSs as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences. See the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report.

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

Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $15.34 and as high as $50.00 through March 11, 2019. The market price of the ADSs may fluctuate significant in response to numerous factors, many of which are beyond our control, including:

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

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 35.96% of our ordinary shares outstanding (including those underlying our ADSs) as of December 31, 2018. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with standards applicable in France. Please see the section of this Annual Report titled “Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

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

Moreover, as of February 28, 2019, approximately 8,597,614 of our outstanding ordinary shares (excluding those underlying ADSs) are held by directors, executive officers and other affiliates and continue to be subject to resale limitations under Rule 144 under the Securities Act. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of our ordinary shares and/or ADSs could decline significantly. In addition, the sale of these securities could impair our ability to raise capital through the sale of additional securities.

Risks Relating to Investing in a Foreign Private Issuer or French Company

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

•

under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain foreign investments in us. Additional, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a member State of the European Union are subject to the prior authorization of the French Ministry of Economy; see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.

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

The acquisition of intangible assets, property, plant and equipment for the years ended December 31, 2016, 2017 and 2018 together amounted to $14.6 million, $2.6 million and $4.9 million, respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Calyxt’s and Cellectis’ sites and the first investments to start the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2019 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

On January 21, 2015, we signed a lease for an administrative and research facility in New York, New York to enhance our presence in the United States. This facility, which includes large state-of-the-art research laboratories, opened on April 8, 2015, and essentially supports our innovation activities. In March 2016, we entered into a lease for a 26,928 square-foot space in Montvale, New Jersey, which we intend to discontinue before its scheduled expiration in September 2026.

In March 2016, Calyxt acquired 10-acres in 2 parcels in Roseville, Minnesota, and a headhouse and a greenhouse were built and they have been in operations since September 2016. In the third quarter of 2017, Calyxt entered into a sale and lease-back agreement related to these land and buildings. See Item 4D for further information.

In March 2019, we entered into a lease agreement for a 82,000 square foot commercial-scale manufacturing facility, called the IMPACT site, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. The IMPACT facility is located in Raleigh, North Carolina. The new manufacturing facility is being designed to provide GMP manufacturing for clinical supply and commercial product upon potential regulatory approval. The facility is planned to be operational by 2021.

For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

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

Cancer is the second-leading cause of death in the United States and accounts for approximately one in four deaths. Immuno-oncology seeks to harness the power of the body’s immune system to target and kill cancer. A key to this effort is a type of white blood cell known as the T-cell, which plays an important role in identifying and killing cancer cells. Unfortunately, cancer cells often develop mechanisms to evade the immune system. CARs, which are engineered receptors that can be expressed on the surface of T-cells, provide the T-cells with a specific targeting mechanism, thereby enhancing its ability to seek, identify, interact with and destroy tumor cells bearing a selected antigen. Research and development of CAR T-cell immunotherapies currently focuses on two approaches: autologous and allogeneic therapies. Autologous CAR T-cell immunotherapies modify a patient’s own T-cells to target specific antigens that are located on cancer cells. This type of therapy requires an individualized immunotherapy product for each patient and is currently being tested in clinical trials by several academic institutions, as well as biotechnology and pharmaceutical companies. In contrast, an allogeneic CAR T-cell immunotherapy is an approach by which a cancer patient is infused with a mass-produced, off-the-shelf immunotherapy product derived from a healthy T-cell donor. Our initial focus is on developing allogeneic treatments, and we believe that we are the leading company pursuing this approach.

Limitations of Current Autologous Treatments and Key Benefits of our UCART approach

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

•

Autologous treatments can bear high costs due to the necessity of producing a bespoke treatment for each patient and the effort consumed in modifying and growing each patient’s T-cells (by way of example in the United States, the list price of Kymriah® for pediatric use is $475,000, and the list price of Yescarta® and Kymriah® for adult use is $373,000); and

•

At this time, autologous treatments cannot be mass produced, may involve significant delay in production time if the number of patients exceeds the number of productions that can be made in parallel, and require patients be treated at select advanced facilities.

Although some autologous approaches to CAR T-cell have recently demonstrated encouraging clinical data, we believe our CAR-T approach and manufacturing process has the potential to provide the following benefits:

•	Market access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing. Streamlined manufacturing process has the potential to reduce costs, with approximatively hundreds of doses per batch;

•	Novel Features. Develop products with specific safety and control properties, through a CAR linked to a suicide switch;

•	Engraftment. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR).

•	Persistence. Manage rejection and persistence of the UCART product candidate, through notably the option to inactivate CD52 and beta2-microglobulin (ß2M) genes respectively;

A key enabler of the allogeneic approach is our gene editing technology, relying on a particular class of proteins derived from transcription activator-like effectors fused to the nuclease domain of a type II restriction endonuclease (TALEN). Gene editing is a type of genetic engineering in which DNA is inserted, deleted, repaired or replaced from a precise location in the genome. The most fundamental challenge of gene editing is the need to specifically and efficiently target a precise DNA sequence within a gene. Our proprietary nuclease-based gene-editing technologies, combined with almost 20 years of genome engineering experience, allow us to edit any gene with highly precise insertion, deletion, repair and replacement of DNA sequences. Our nucleases, including TALEN, act like DNA scissors to edit genes at precise target sites and allow us to design allogeneic CAR T-cells. Our patented PulseAgile electroporation technology allows us to efficiently deliver our clinical grade nucleases into human cells while preserving cell viability, making it particularly well-suited for a large-scale manufacturing process. We believe these technologies will enable our clinical-grade drug therapeutic products to be manufactured, cryopreserved, stored, distributed broadly and infused into patients in an off-the-shelf approach.

Our candidate products

We are developing product candidates internally and through strategic alliances with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier (“Servier”). We believe that our alliances with Allogene and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field and the strength of our intellectual property portfolio. Our strategic alliances include potential milestone payments to us of up to $3.9 billion and royalties on future sales.

Under the Allogene License Agreement (see below), Allogene has exclusive rights to pursue development and commercialization of products for a total of fifteen targets of their choice, which have been selected, including BCMA (ALLO-715), FLT3 (ALLO-819), CD70, and DLL3.

In 2016, Servier commenced two Phase I clinical studies for UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), the CALM study, and one in pediatric ALL, the PALL study. The CALM study is commenced in the United Kingdom, the United States, and France, and the PALL study is commenced in the United Kingdom, Belgium and France. We refer in this Annual Report to the CALM and the PALL studies, collectively, as the UCART19 Clinical Studies. In November 2015, when we exclusively licensed the rights to UCART19 to Servier, Servier also announced that it had granted Pfizer (subsequently transferred to Allogene) the exclusive rights for the development and the commercialization of UCART19 in the United States. Consequently, Servier’s CALM study in the United States is conducted in collaboration with Allogene. In December 2018, Servier presented pooled intermediate results from the UCART19 Clinical Studies during the American Society for Hematology (ASH) annual conference. After UCART19 infusion, 82% (14/17) of patients who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved a complete remission, or “CR”, or complete remission with incomplete blood cell recovery (or “Cri”) by day 28 or day 42 after infusion. Within responder patients, 71% (10/14) of them were ‘minimum residual disease’ (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients, 67% (14/21) of them did achieve CR/CRi. Regarding safety considerations, there was no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities did only regard events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21). In January 2019, Allogene announced, in collaboration with Servier, that the Food and Drug Administration (FDA) approved the Investigational New Drug (IND) for Phase 1 clinical study for ALLO-501, corresponding to UCART19 which we exclusively licensed to Servier and which was sublicensed to Allogene by Servier in US, in relapsed/refractory Non-Hodgkin Lymphoma (NHL, the “ALPHA Study”).

With respect to UCART123, we obtained the unanimous approval of the National Institute of Health’s Recombinant DNA Advisory Committee (RAC) on December 14, 2016 to start two proposed studies in the United States. In December 2016, we submitted an IND application for UCART123 with respect to two proposed Phase I studies to be conducted, one in Acute Myeloid Leukemia (AML) and one in Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN). In February 2017, the FDA approved the IND and the first patients were enrolled during 2017. Due to a death in the BPDCN study, the FDA placed a clinical hold on both trials in September 2017 which was lifted by the FDA in November 2017, based on revised protocols. The Phase I clinical study in AML is performed by Weill Cornell and MD Anderson Cancer Center, and the Phase I clinical study in BPDCN is performed by MD Anderson Cancer Center. We refer in this Annual Report to the AML and the BPDCN studies, collectively, as the UCART123 Clinical Studies.

With respect to UCART22, in April 2018, we submitted an IND application with respect to a proposed Phase I study to be conducted in ALL. In May 2018, the FDA approved the IND, and we expect to enroll the first patient in this study in 2019. We refer in this Annual Report to this study as the UCART22 Clinical Study.

With respect to UCARTCS1, on December 28, 2018, we submitted an IND application with respect to a proposed Phase I study to be conducted in Multiple Myeloma (MM). On January 25, 2019, the FDA approved the IND, and the trial is expected to start in 2019. We refer in this Annual Report to this study as the UCARTCS1 Clinical Study.

Additionally, we are pursuing proprietary pre-clinical programs (for other UCART product candidates, including in solid tumors). Our objective is to file, directly or indirectly, one IND application (or foreign equivalent) per year from our maturing product candidate portfolio.

Until July 2017, we fully owned Calyxt, Inc. Calyxt is focused on using TALEN gene editing technology to provide healthier food ingredients to consumers. As of December 31, 2018, Cellectis owns approximately 69.5% of Calyxt’s common stock. In connection with Calyxt’s initial public offering, we and Calyxt entered into certain agreements that related to our relationship with Calyxt prior to the IPO or that provide a framework for our ongoing relationship with Calyxt.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform.

The key elements of our strategy are to:

•	Advance our self-owned allogeneic UCART portfolio of product candidates up to the Biologics License Application (BLA) and commercialize them;

•	Build a self-owned manufacturing capacity to produce commercial-grade UCART products for clinical use, as well as nucleic acids and vectors as starting material of the UCART product candidates;

•	Structure a commercial launch plan for our wholly-owned product candidates;

•	Prepare our next innovative project through an hematopoietic stem cells (HSC) platform;

•

Utilize our gene-editing platform to develop and commercialize plant products, through our 69.5% (as of December 31, 2018) ownership in Calyxt, for the multibillion dollar agricultural-biotechnology market. Calyxt is applying our gene-editing technologies to create healthy food ingredients. By selecting and inactivating target genes in selected crops, we believe Calyxt can produce unique variants with consumer benefits. Calyxt is developing a pipeline of traits for soybeans, wheat, and alfalfa, and intends to conduct further development programs to build upon this current pipeline.

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers. Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an “off-the-shelf” treatment for any patient with a particular cancer type. Each UCART product candidate is designed to target a selected antigen expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as ALL, AML, NHL, MM and other types of cancers.

In December 2016, we filed an IND for our lead product candidate, UCART123 in AML and in BPDCN, and in February 2017, we received FDA approval to initiate UCART123 clinical studies. With respect to UCART22, in April 2018, we submitted an IND application with respect to a proposed Phase I study to be conducted in ALL, and in May 2018, the FDA approved the IND. Although we have not yet commenced the UCART22 clinical study, the trial is expected to start in 2019. On December 28, 2018, we submitted an IND application with respect to a proposed Phase I study to be conducted for UCARTCS1 in MM. On January 25, 2019, the FDA approved the IND, and the trial is expected to start in 2019. All of our other product candidates are currently in the pre-clinical phase, and the following chart highlights our key product candidates:

*	under Servier License Agreement
**	under Allogene License Agreement

Targeted Indications

Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted incidence rate of ALL in the United States of 1.7 per 100000 individuals per year, with approximately 5960 new cases and 1,470 deaths estimated in 2018. The median age at diagnosis for ALL is 15 years with 55.4% of patients diagnosed at younger than 20 years of age. In contrast, 28% of cases are diagnosed at 45 years or older and only 12.3% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

Acute Myeloid Leukemia (AML)

AML is a form of cancer that is characterized by infiltration of the bone marrow, blood, and other tissues by proliferative, clonal, abnormally and/or poorly differentiated cells of the hematopoietic system called blast cells. These cells interfere with normal hematopoiesis, thus contributing to the bone marrow failure which is the most common underlying cause of death. AML is the most common type of acute leukemia in adults with an age-adjusted incidence rate in the United States of 4.3 per 100000 individuals per year, with approximately 19,520 new cases and 10,670 deaths estimated in 2018. Although it can occur in children and adults, AML is primarily a disease of the elderly. The median age at onset is 68 years and only 16.2% of patients are younger than 45 years of age at diagnosis. While complete response rates can be as high as 80% in patients undergoing initial induction cytotoxic chemotherapy, the majority of AML patients will ultimately be diagnosed with relapsed or refractory disease with a poor prognosis. The outcome in older patients who are unable to receive intensive chemotherapy without unacceptable side effects remains dismal, with a median survival of only 5 to 10 months. CD123 is highly expressed on AML leukemic stem cells and blast cells, as well as in other hematologic malignancies, and constitutes an attractive target for AML.

Multiple Myeloma (MM)

MM is a clonal plasma cell malignant neoplasm that is characterized by the proliferation of a single clone of plasma cells producing a monoclonal immunoglobulin. This clone of plasma cells proliferates in the bone marrow and often results in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures. Additional disease-related complications include hypercalcemia, renal insufficiency, anemia, and infections. MM accounts for approximately 10% of hematologic malignant disorders. The annual incidence, age-adjusted to the US population, is 6.7 per 100000, resulting in over 30770 new patients in the United States in 2018. The median age at onset is 69 years, and only 3.3% of patients are younger than 45 years of age at diagnosis. Several drugs have been approved over the last few years for the treatment of MM, substantially expanding the number of treatment regimens available for patients in all stages of the disease. In the last decade, survival of MM patients has markedly improved with a median survival of approximately 7 to 10 years but with major variation depending on host factors, stage of the disease, cytogenetic abnormalities, and response to therapy. However, despite this progress, patients with disease refractory to both immunomodulatory drugs (IMiDs) and proteasome inhibitors have a median overall survival (OS) of only 9 to 13 months.

Non-Hodgkin Lymphoma (NHL)

NHL is a heterogeneous disease resulting from the malignant transformation of lymphocytes with distinctive morphologic, immunophenotypic, genetic, and clinical features. NHL is more common than the other general type of lymphoma, Hodgkin lymphoma (HL). The past several decades have seen a steady increase in incidence rates of NHL, with overall rates in the United States nearly doubling over the period 1975 to 2008. In 2018, there were 74680 estimated new cases with 19910 estimated deaths. In 2015, there were an estimated 686042 people living with NHL in the United States. Many different subtypes of non-Hodgkin’s lymphoma exist. The most common NHL subtypes include diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL).

Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

BPDCN is a rare and aggressive hematological neoplasm classified among AML in the 2008 World Health Organization (WHO) classification of hematologic malignancies, and reclassified under myeloid neoplasms, acute leukemia in the 2016 WHO classification. BPDCN is a rare myeloid disease characterized by the clonal proliferation of precursors of plasmacytoid dendritic cells. There are no formal studies on the incidence of BPDCN in the general population. The few available data reported indicate that its overall incidence is extremely low, accounting for 0.44% of all hematologic malignancies and 0.7% of cutaneous lymphomas. Moreover, the leukemic form of disease is a rare phenomenon, representing fewer than 1% of cases of acute leukemia. The disease may occur at any age, but most patients are elderly men who present with skin lesions and/or involved lymph nodes, spleen, and bone marrow. Given its rarity and only recent recognition as a distinct clinico-pathological entity, no standardized therapeutic approach has been established for BPDCN and the optimal therapy remains to be defined. Although transient responses are seen to combination chemotherapy regimens used to treat acute leukemia or lymphoma, most patients relapse with drug-resistant disease with a median OS rate of 9 to 13 months, irrespective of the initial presentation of the disease.

UCART19 for ALL

UCART19 is an allogeneic, off-the-shelf product candidate designed to exhibit high efficacy in fighting hematological malignancies bearing the B-lymphocyte antigen CD19. In November 2015, Servier acquired the exclusive rights to UCART19 from Cellectis. Servier and Allogene collaborate on a joint clinical development program for UCART19, and Allogene has the exclusive rights from Servier to develop and commercialize UCART19 in the United States.

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

Clinical Findings

In December 2018, Servier presented pooled intermediate results from the UCART19 Clinical Studies during the ASH annual conference. After UCART19 infusion, 82% (14/17) of patients who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved a complete remission (CR) or complete remission with incomplete blood cell recovery (CRi) by day 28 or day 42. Within responder patients, 71% (10/14) of them were ‘minimum residual disease’ (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients (lymphodepleted or not), 67% (14/21) of them did achieve CR/CRi. Regarding safety considerations, there was no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities did only regard events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21). We are encouraged by these promising preliminary results reported for the UCART19 Clinical Studies.

Development Status

In 2016, Servier commenced the UCART19 Clinical Studies—a Phase I clinical study in pediatric ALL, the PALL study, and a Phase I clinical study in adult patients with ALL, the CALM study, each of which was approved by the MHRA.

The PALL Study is commenced in the United Kingdom at UCL Great Ormond Hospital (London), in Belgium at Het Kinderziekenhuis Prinses Elisabeth (Gent), in France at Hôpital Robert-Debré (Paris) and in United States at the Children’s Hospital of Philadelphia (Pennsylvania).

The CALM Study is commenced in the United Kingdom at King’s College Hospital NHS Foundation Trust (London), in United States at the Hospital of the University of Pennsylvania (Philadelphia, Pennsylvania), at University of Texas MD Anderson Cancer Center (Houston, Texas) and at the Massachusetts General Hospital (Boston, Massachusetts), in France at Hôpital Saint-Antoine (Paris) and Hopital Saint-Louis.

UCART19, or ALLO-501, for NHL

ALLO-501 (or UCART19 corresponding to the product candidate which we exclusively licensed to Servier and which was sublicensed to Allogene by Servier in the United States) is an allogeneic engineered T-cell product intended for the treatment of CD19-expressing hematologic malignancies. ALLO-501 is a product candidate under the license agreement between Servier and Cellectis.

Development Status

On January 28, 2019, Allogene announced, in collaboration with Servier, that the FDA approved the IND for Phase 1 clinical study for ALLO-501 in relapsed/refractory NHL (the “ALPHA Study”).

UCART123 for AML and BPDCN

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the alpha chain of the interleukin-3 receptor (IL3RA), or CD123, and is currently being developed for the treatment of AML and BPDCN.

Product Features

UCART123 is an allogeneic T-cell product candidate intended for the treatment of CD123-expressing hematologic malignancies.

UCART123 is designed to become active, proliferate, secrete cytokines and kill CD123 expressing cells. UCART123 bears a CAR targeting the CD123 antigen, providing specificity for CD123 expressing cells. In addition, as with all UCART products, UCART123 lacks the TCR and is intended to be used in an allogeneic context. UCART123 activity could potentially lead to eradication of CD123-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification. New versions of UCART123 produced during the fourth quarter of 2018 have, in addition of the suppression of the TCRµ gene, the suppression of the CD52 gene in order to eventually induce resistance to alemtuzumab preconditioning. This product might get into the clinic during the year 2019.

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

Development Status

On December 14, 2016, Cellectis received unanimous approval from the RAC for two proposed Phase I protocols for UCART123. In February 2017, the FDA granted Cellectis an IND approval to conduct a Phase I clinical study with UCART123 in AML and BPDCN. The initial patients were enrolled during 2017, at Weill Cornell Medical College for AML and at MD Anderson Cancer Center for BPDCN. Due to a death in the BPDCN study, both trials were put on hold in September 2017 but then cleared to resume by the FDA, in November 2017, based on revised protocols.

On September 14, 2018, Cellectis received approval from the MHRA in the United Kingdom for a proposed Phase I protocol for UCART123 in first-line adverse genetic risk AML.

UCART22 for ALL

UCART22 is an allogeneic engineered T-cell product candidate designed for the treatment of ALL.

Product Features

UCART22 is an allogeneic engineered T-cell product candidate intended for the treatment of CD22-expressing hematologic malignancies. UCART22 is designed to become active, proliferate, secrete cytokines and kill CD22 expressing cells (i.e. either CD22 positive tumor cells or non-malignant CD22-positive B lineage cells). UCART22 bears a CAR targeting the CD22 antigen, providing specificity for CD22 expressing cells. As with all UCART products, UCART22 lacks the TCR and is intended to be used in an allogeneic context. In addition, some UCART22 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab, a drug often used to treat CLL patients. This feature should allow for improved engraftment of the cells in conjunction with a potential alemtuzumab treatment.

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

Development Status

In April 2018, we filed an IND and in May 2018, the FDA granted Cellectis an IND approval to conduct a Phase I clinical study with UCART22 in ALL. Manufacturing of clinical-grade UCART22 at large scale in accordance with GMP is still ongoing and should be completed in 2019.

UCARTCS1 for MM

UCARTCS1 is an allogeneic engineered T-cell product candidate designed for the treatment of CS1-expressing hematologic malignancies which is being developed in MM.

Product Features

UCARTCS1 is an allogeneic T-cell drug candidate intended for the treatment of CS1 (also known as SLAMF7)-expressing hematologic malignancies, in particular MM. UCARTCS1 is designed to become active, proliferate, secrete cytokines and kill CS1 expressing cells. As CS1 is strongly expressed on the cell surface of CD8 T-cells but also mildly expressed on CD4 cells, B cells, NK cells and macrophages, CS1 will be inactivated in UCART cells prior to transduction with a viral vector encoding an anti-CS1 CAR. The inactivation of the CS1 gene may improve the production and activity of UCARTCS1 by preserving the balance between CD8 and CD4 T-cell population. In addition, as with all UCART products, UCARTCS1 lacks the TCR and is intended to be used in an allogeneic context. We believe that UCARTCS1 might have a potential lymphodepleting activity by attacking the immune cells of the patient expressing CS1.

As compared to other targets frequently addressed by CAR-T candidates in MM, such as BCMA, CS1 expression has been observed to be higher and more uniform. In certain mouse models, CS1 CAR-T therapy is showing deeper response than what is seen with BCMA CAR-T therapy.

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

Development Status

During the second half of 2018, a first set of batches of the manufacturing campaign of UCARTCS1 have been manufactured at CELLforCURE, our third-party manufacturing contractor.

On December 28, 2018, Cellectis filed an IND, which was approved by the FDA on January 25, 2019 by the FDA, in order to conduct a Phase I clinical study with UCARTCS1 in MM.

UCARTCLL1 for AML

UCARTCLL1 is an allogeneic engineered T-cell product candidate designed for the treatment of AML.

Product Features

UCARTCLL1 is an allogeneic T-cell drug candidate intended for the treatment of CLL1 (also known as CLEC12A)-expressing hematologic malignancies, in particular AML. UCARTCLL1 is designed to become active, proliferate, secrete cytokines and kill CLL1 expressing cells. In addition, as with all UCART products, UCARTCLL1 lacks the TCR and is intended to be used in an allogeneic context. In our UCARTCLL1 product, the ß2-microglobulin (ß2M) gene will also be inactivated, which is expected to result in better CAR-T persistence (see section on “Next-generation products” above). Furthermore, while we are using lentiviral (LV) vectors to express the CAR in all our current UCART products, UCARTCLL1 will benefit from targeted insertion of the CAR at the TCR locus through an adeno-associated viral (AAV) vector. This is expected to result in targeted integration of our CAR gene in the T-cell and more predictable expression profile of the CAR gene, which will be under endogenous regulatory elements.

UCART programs for solid tumors

We are currently applying our UCART platform to develop CAR-T candidates targeting solid tumors, currently in preclinical phase.

Other gene editing programs

Beyond our CAR-T programs, we are leveraging our TALEN gene editing platform to pursue additional development opportunities, both internally and in collaboration with third party companies and academics centers. We aim to enter the clinic with one or more gene editing programs beyond UCARTs in the near future.

Our Strategic Alliances

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have pursued a strategy of forging strong pharmaceutical alliances.

License Agreement with Allogene

In June 2014, we entered into a Research Collaboration and License Agreement (the “Collaboration and License Agreement”) with Pfizer, Inc. (“Pfizer”) pursuant to which we agreed to collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. We granted Pfizer an exclusive, worldwide, royalty-bearing, sublicensable license, on a target-by-target basis, under certain of our intellectual property to make, use, sell, import, and otherwise commercialize products directed at the Pfizer-selected targets in the field of human oncology. Pursuant to the Collaboration and License Agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s €25.8 million equity investment in our company. On April 3, 2018, Pfizer and Allogene Therapeutics, Inc. (“Allogene”), a new company started by former Kite Pharma executives Dr. Arie Belldegrun and Dr. David Chang, announced that they entered into an asset contribution agreement, pursuant to which Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”). Pursuant to the Asset Contribution Transaction, effective as of April 6, 2018, Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell Therapy, including the Collaboration and License Agreement.

During the ASH annual conference in December 2018, Allogene presented data related to ALLO-715 and ALLO-819, which are product candidates directed at two of the fifteen targets (BCMA and FLT3 respectively) that are exclusively licensed to Allogene from Cellectis. ALLO-715 is an allogeneic BCMA CAR-T therapy for the treatment of Multiple Myeloma and ALLO-819 is an allogeneic FLT3 CAR-T therapy for the treatment of AML. Each of ALLO-715 and ALLO-819 is designed to possess an off-switch for safety. Allogene holds the exclusive development and commercial rights for these product candidates.

On March 7, 2019, we and Allogene agreed to terminate the Collaboration and License Agreement and entered into a new license agreement (the “Allogene License Agreement”) to reflect the relationship between us and Allogene following the Asset Contribution Transaction. The Allogene License Agreement establishes the rights and obligations of Cellectis and Allogene with respect to their collaboration program.

Pursuant to the Allogene License Agreement, we granted to Allogene an exclusive, worldwide, royalty-bearing, license, on a target-by-target basis, with sublicensing rights under certain conditions, under certain of our intellectual property, including our TALEN and electroporation technology, to make, use, sell, import, and otherwise exploit and commercialize chimeric antigen receptor (CAR) T products directed at certain targets, including BCMA, FLT3, DLL3 and CD70, for human oncologic therapeutic, diagnostic, prophylactic and prognostic purposes. In addition, the Allogene License Agreement accommodates an exclusive global license and collaboration agreement under which Allogene has obtained from Servier exclusive rights to develop and commercialize

UCART19 in the United States. Further, Allogene granted us a non-exclusive, worldwide, royalty-free, perpetual and irrevocable license, with sublicensing rights under certain conditions, under certain of Allogene’ s intellectual property, to make, use, sell, import and otherwise commercialize CAR T products directed at certain targets.

The Allogene License Agreement provides for development and sales milestone payments by Allogene of up to $185.0 million, with aggregate potential development and sales milestone payments totaling up to $2.8 billion. Allogene expects to pay us $5.0 million upon the dosing of the first patient in its Phase 1 clinical trial of ALLO-715. We are also eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages.

Unless earlier terminated in accordance with the agreement, our agreement with Allogene will expire on a product-by-product and country-by-country basis, until the later of (1) the expiration of the last to expire of the licensed patents covering such product; (2) the loss of regulatory exclusivity afforded such product in such country, and (3) the tenth anniversary of the date of the first commercial sale of such product in such country; however, in no event shall the term extend, with respect to a particular licensed product, past the twentieth anniversary of the first commercial sale for such product. At any time after the first anniversary of the effective date of the agreement, Allogene will have the right to terminate the agreement at will upon 60 days’ prior written notice, either in its entirety or on a target-by-target basis. Either party may terminate the agreement, in its entirety or on a target-by-target basis, upon 90 days’ prior written notice in the event of the other party’s uncured material breach. The agreement may also be terminated upon written notice by Allogene at any time in the event that we become bankrupt or insolvent or upon written notice within 60 days of a consummation of a change of control of Cellectis.

License, Development and Commercialization Agreement with Servier

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement (as amended, the “Prior Servier Agreement”) with Servier. Pursuant to the Prior Servier Agreement, we were responsible for the research and development up to and including the Phase I clinical trial of candidate products directed against five targets, including the UCART19 product candidate. Pursuant to the Prior Servier Agreement, we granted Servier options to obtain exclusive, worldwide licenses, each on a product candidate-by-product candidate basis, with respect to each product candidate selected by Servier and developed under the Prior Servier Agreement.

On March 6, 2019, we and Servier entered into a License, Development and Commercialization Agreement (the “Servier License Agreement”). The Servier License Agreement supersedes the Prior Servier Agreement to establish the terms of our continuing collaboration and to reflect the status of products in development. Among other things, the Servier License Agreement updates the targets covered by the Prior Servier Agreement. Servier exercised such option with respect to the UCART19 and continues to have an exclusive license to this product candidate.

Pursuant to the Servier License Agreement, upon Servier’s exercise of each license option, Servier will pay us a lump sum license fee, and we will grant Servier an exclusive, worldwide, royalty-bearing license, with right to sublicense, under certain of our patents and know-how covering the relevant product candidate. This license will cover the development, manufacture and commercialization of such product in the field of anti-tumor adoptive immunotherapy. At such time, Servier will assume responsibility for the further clinical development, manufacture and commercialization of such product.

The Servier License Agreement restricts us from researching, developing, or commercializing any product directed against a target that is used for the same purpose as it is used with a product candidate developed under the agreement.

We are eligible to receive aggregate payments from Servier of up to $1,064 million pursuant to the Servier License Agreement, comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified milestones (development and commercial in nature), as well as reimbursement for development costs.

We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products.

The agreement will expire upon the expiration of the last sale of products licensed pursuant to the agreement. The parties also may terminate the agreement at any time by mutual consent. At its sole discretion, Servier has the right to terminate the agreement in its entirety or with respect to specific products, upon three months’ prior written notice to us.

In addition, either party may terminate the agreement following the other party’s uncured material breach upon 90 days’ prior written notice to the breaching party, or 30 days’ notice if such breach relates to a payment obligation. Servier may terminate the agreement at any time for product-related safety reasons. Either party may terminate the agreement in the event of the other party’s bankruptcy or insolvency.

In the event that Servier does not exercise its option to license a product candidate, we may independently pursue all activities related to such product candidate and/or license such product candidate and the associated intellectual property to a third party. For such purpose, Servier granted us a non-exclusive license, with right to sublicense, under any such Servier-controlled intellectual property for which we will pay tiered royalties on annual net revenues at rates ranging in the low single-digit percentages.

Collaboration with research and clinical centers

Alliance with The University of Texas M.D. Anderson Cancer Center

On September 1, 2015, Cellectis and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center) entered into a research and development alliance (the Strategic Alliance Agreement) aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors, particularly MM, ALL, T-cell ALL (T-ALL) and BPDCN. Under this strategic alliance, the MD Anderson Cancer Center and Cellectis have agreed to collaboratively conduct several pre-clinical studies on candidate products: UCART123 in BPDCN, UCARTCS1 for multiple myeloma, UCART38 for T-ALL and UCART22 for ALL. Cellectis has agreed to provide funding and other support for these studies. The objective of the studies is to build on complementary expertise from the MD Anderson Cancer Center and Cellectis for the development of the product candidates. The MD Anderson Cancer Center and Cellectis will work together to develop and implement improvements to the research plan for the programs under joint direction of the MD Anderson Cancer Center and Cellectis’ investigators. The objective of the studies is to demonstrate the functionalities and specificity of the UCART candidate products listed above, define the pre-clinical package required for clinical trial applications, prepare a clinical trial protocol and the regulatory documents required for interactions with FDA and the clinical trial applications. Pursuant to the alliance, Cellectis is responsible for generation and manufacturing of the UCART candidate products and some of the in vitro and in vivo pre-clinical work. The MD Anderson Cancer Center is responsible for evaluation of the candidate products against primary patient samples and for some activities to be performed in animal models. The alliance also includes the possibility for Cellectis and the MD Anderson Cancer Center to collaborate on one or more early phase clinical studies on the same product candidates.

Pursuant to the Strategic Alliance Agreement, we entered in March 2017 into a study order with MD Anderson Cancer Center, according to which MD Anderson Cancer Center performs the UCART123 clinical study for BPDCN.

In January 2018, we entered into a new study order with MD Anderson Cancer Center in order to expand the performance of the UCART123 clinical study in AML to MD Anderson Cancer Center.

In May 2018, we entered into a new study order with MD Anderson Cancer Center according to which MD Anderson Cancer Center performs the UCART22 clinical study for ALL.

Research Collaboration Agreement with Cornell University, for and on behalf of its Joan & Standford I. Weill Medical College

On February 20, 2019, Cellectis and Cornell University, for and on behalf of its Joan & Standford I. Weill Medical College, entered into a Research Collaboration agreement. Under this Research Collaboration Agreement, Cornell University performs pre-clinical evaluation regarding certain of our product candidates in pre-clinical development.

Clinical collaborations with Weill Cornell, Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center

In April 2017, we entered into a clinical trial agreement with Cornell University acting for and on behalf of its Joan and Sanford I. Weill Medical College and The New York Presbyterian Hospital (collectively referred to as Weill Cornell) under which Weill Cornell performs the UCART123 clinical study for AML.

In August 2018, we entered into a new clinical study agreement with Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center in order to expand the performance of the UCART123 clinical study in AML to Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center.

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

Chimeric Antigen Receptor (CAR)

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

The following diagram shows the mechanism by which a CAR T-cell is believed to attack a tumor cell:

Recent immuno-oncology advancements have supported the potential to cure certain cancers by harnessing the body’s immune system to fight cancer cells. In particular, two autologous CAR-T cell therapies targeting the antigen CD19 have been approved in 2017:

•

In August 2017, the FDA approved tisagenlecleucel (Kymriah®) for the treatment of patients up to 25 years of age with B-cell precursor ALL that is refractory or in second or later relapse. In May 2018, the FDA approved a label extension for Kymriah® for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Q1-Q3 2018 sales of Kymriah® were $48 million.

•

In October 2017, the FDA approved axicabtagene ciloleucel (Yescarta®) for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Q1-Q3 2018 sales of Yescarta were $183 million.

Based on these and other advancements, immuno-oncology has become a new frontier for treatment, and we believe it is one of the most promising areas of development within oncology.

Our Gene-Editing Approach to Allogeneic CAR T-cell Therapy

The most fundamental challenge of genome engineering is the need to specifically and efficiently target a precise DNA sequence within a complex genome. Our founder, Chairman and CEO, Dr. André Choulika, was one of the pioneers and first researchers in nuclease-based genome engineering in the early 1990s and has been integral in the development and advancement of gene-editing tools.

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

We are currently developing an allogeneic CAR T-cell therapy approach based on our technology platform that combines CARs, TALEN and PulseAgile, our electroporation technology, to address the opportunities for improvement discussed above. Our approach aims to deliver an off-the-shelf product with the following benefits:

•	Market access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing. Streamlined manufacturing process has the potential to reduce costs, with approximatively hundreds of doses per batch;

•	Novel Features. Develop products with specific safety and control properties, through a CAR linked to a suicide switch;

•	Engraftment. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR).

•	Persistence. Manage rejection and persistence of the UCART product candidate, through notably the option to inactivate CD52 and beta2-microglobulin (ß2M) genes respectively;

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

The following diagram shows the various gene editing mechanisms enabled by TALEN:

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

Other Types of Gene Editing Technologies

We have developed a strong expertise and capacity in meganuclease technologies, which involve enzymes capable of recognizing very large unique DNA sequences. In addition, using the flexibility of the TALE domain, we have developed new classes of custom-designed nucleases, such as compact TALEN and mega-TALE nucleases that combine meganucleases and TALEN technology. Compact-TALEN is built with a single TALE molecule fused to a fragment of a chosen meganuclease that carries limited DNA sequence recognition functionality but fully functional DNA-cleaving activity. These chimeric proteins are smaller in size than classical TALEN, which can facilitate their delivery to cells. In contrast, mega-TALE use a full-size meganuclease to enhance their DNA sequence recognition capacities, while demonstrating enhanced precision. We also have discovered a new class of nuclease that we named BurrH nucleases, also based on arrays of single DNA-base recognizing modular domains. Recently, we announced the issuance of two US CRISPR (clustered regularly interspaced short palindromic repeats) patents, covering certain uses of RNA-guided endonucleases, such as Cas9 or Cpf1, for the genetic engineering of T-cells.

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

Nuclease Technology and T-cells: The Design Process

Our T-cell gene-editing process involves two engineering rounds:

Step 1: Gene Editing to add Genes, such as a CAR

In the first round, genetic material is added to the T-cell’s genome using a viral vector—a benign modified virus that cannot replicate autonomously but can efficiently deliver such genetic material into a cell with which it is in contact. In particular, we use targeted integration. The genetic material added includes a gene coding for a CAR, which becomes a new receptor at the T-cell’s surface that allows it to recognize and bind to a target molecule that is present at the surface of other cells. At this stage, we can also add other genes to these cells that confer specific properties. For example, we add suicide genes, which code for proteins that can make T-cells susceptible to certain drugs and enable us to deplete our engineered T-cells at our discretion by administering a drug to the patient. This system can also be integrated within the CAR itself.

Step 2: Gene Editing to Inactivate Genes, such as the TCRµ and CD52

In the second round, we use our PulseAgile electroporation technology to introduce specific TALEN mRNA into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

TCRs at the surface of T-cells allow them to recognize cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start to attack them. For this reason, all of our UCART product candidates undergo the inactivation of a gene coding for TCRµ, a key component of the natural antigen receptor of T-cells, to suppress their alloreactivity. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell would not recognize the tissues of the host patient as foreign and thus would avoid attacking the patient’s tissues. This could avoid the GvHD that can sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients. The figure below depicts the suppression of alloreactivity in T-cells engineered to lack functional TCRs. The figure summarizes experiments in which we injected mice with T-cells engineered for the inactivation of TCRµ while injecting other mice with non-engineered T-cells with functional TCRs. We then measured the effects of such injections on mean body weight, which serves as a proxy for the impact of GvHD.

During the manufacturing process, the T cells from a healthy donor are first engineered. The CAR gene is transduced and cell attributes like the TCR alpha gene are knocked out by TALEN. Then, the T-cells of our UCART products are amplified. The desired TCR alpha deleted are finally purified from the cells that may still bear a TCR, and are finally frozen. We perform a battery of specialized testing techniques and various quality assurance and quality control assays to further validate cellular functional integrity following gene editing.

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

The following diagram shows the key stages in our engineering of UCARTCS1:

Next-Generation Products – Inactivate Additional Genes, such as ß2M and PD-1

The allogenic CAR T-cell approach developed by Cellectis aims at increasing accessibility to treatment for patients by using healthy donor cells to manufacture CAR T-cells. As evidenced above, the inactivation of the TRAC gene reduces the risk of graft vs. host disease, and the lymphodepletion regimen of the patients aims at supporting early engraftment of the candidate product.

We are investigating the inactivation of the beta2-microglobulin (ß2M) gene to increase persistence of allogenic cells in this context. ß2M is necessary for presentation of antigens on class I major histocompatibility complex (MHC) to cytotoxic T-cells. Allogenic TRAC/ß2M double knock-out CAR T-cells infused into a patient are expected not to be recognized by the patient’s own T-cells and therefore to show prolonged survival after patients’ T-cells recover following lymphodepletion.

We developed several ß2M-specific TALEN allowing high efficiency of gene inactivation in combination with TRAC TALEN (up to 88% double knock-out). We have shown on human cells and on mouse cells that ß2M inactivation improves allogenic cell survival in the presence of alloreactive T-cells, and we are pursuing the ß2M inactivation approach for our preclinical candidate UCARTCLL1.

Our engineered T-cell could also be made insensitive to inhibition signals, which diminishes immune system activity, that may be present within the tumor microenvironment and that usually block T-cell attacks. For example, we inactivate the programmed cell death 1 (PD-1) gene in our engineered T-cells in order to suppress the checkpoint regulator inhibition by tumors expressing PD-L1, a common anti-immune defense mechanism found in cancer. The following diagram shows the inactivation of the PD-1 gene to suppress checkpoint inhibition in the T-cell:

Using our ability to add and to inactivate genes, our platform has the potential to deliver smart T-cells designed for specific indications and purposes.

Next-Generation Products – Armored CARs

While CAR T-cell therapies have led to complete remission in previously untreatable diseases such relapse/refractory ALL, not all patients respond, and even among those that respond, a fraction end up relapsing. There is therefore a need to investigate strategies to make CAR T-cells even more effective, such as boosting their activity by overexpression of an immunomodulatory molecule (i.e. a cytokine or a costimulatory receptor). In order to limit toxicity effects due to immunostimulatory molecules being produced uncontrollably and systemically, we have developed strategies exploiting cellular endogenous pathways to restrict expression of a gene of interest only when CAR T-cells are activated. This is made possible by inserting genes of interest at a desired position in the genome by combining a locus-specific nuclease and a donor template vectorized with an adeno-associated viral (AAV) vector. Since PD-1 and CD25 are known to be upregulated upon T-cell activation, inserting certain cytokine coding sequence under the control of PD-1 or CD25 genetic regulatory elements allows secretion of that certain cytokine only upon activation of the CAR T-cells and enhances in vitro antitumor activity.

This strategy could be extended to the use of various genetic loci to express genes with therapeutic benefits at desirable expression level or with a specific temporal or regional expression pattern.

UCART Manufacturing: How can we turn a procedure into a large-scale, widely available drug?

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

On October 28, 2015, we announced that we completed a series of three production runs of UCART19 confirming the transfer of Cellectis’ manufacturing process into clinical grade, GMP conditions. This important milestone showed that UCARTs can be manufactured in GMP conditions and demonstrated the industrial production of UCART19, as well as the capacity of Cellectis’ pipeline of UCART product candidates to be manufactured for clinical investigations. On November 15, 2016, we announced that we completed a series of production runs of UCART123 at CELLforCURE, our CMO, to support the UCART123 Clinical Trials for which we filed an IND, the FDA approval of which was announced on February 6, 2017. In November 2017, we started a series of production runs of UCART22 at CELLforCURE, to support the UCART22 Clinical Trial. In November 2018, we started a series of production runs of UCARTCS1 at CELLforCURE to support the UCARTCS1 Clinical Trial, and started a new campaign of UCART123 in November 2018 at CELLforCURE

On July 27, 2017, we announced the signature of a capacity production agreement with MolMed, a biopharmaceutical company based in Milan, Italy that has Contract Manufacturing Operations facilities for the production of GMP grade CAR T-cells. At the end of 2018, we completed the technology transfer to MolMed for the production of UCART123, and it is our intention to start production of UCART products at MolMed in 2019.

In June 2018, CELLforCURE informed us that GMP grade batches of dimethyl-sulfoxide (DMSO) and Dulbecco’s phosphate-buffered saline (dPBS) used during manufacturing of UCART123 and UCART22 contained particles, and that some batches of final product had been produced using this DMSO and dPBS batches. We informed the FDA and voluntarily decided not to use the batches that could potentially contain particles until receiving clearance from the FDA. Subsequently, CELLforCURE informed us that the water for injection (WFI) they had used during manufacturing contained glass particles and that some batches of UCART123 and UCART22 had been manufactured with this WFI. We informed the FDA and voluntarily decided not to use the batches that could potentially contain glass particles until receiving clearance from the FDA. We have been, since then, working with the FDA to assess the risk-benefit profile of vials produced during these campaigns. The batches of UCARTCS1 and UCART123 that were made during the fourth quarter of 2018 did not use these DMSO, dPBS and WFI batches and were successfully manufactured.

We aim to continuously improve our manufacturing processes for better safety and robustness of our product lines.

Towards manufacturing autonomy: building two state-of-the-art plants

In order to achieve manufacturing autonomy, we have started the construction of two manufacturing facilities, dedicated to starting materials for clinical supply and clinical & commercial UCART products, respectively.

SMART (Starting MAterial Realization for CAR-T products) will be a ~14,000 sq. ft. in-house manufacturing in Paris, France. SMART will be dedicated to the production of certain raw material for clinical supply, with the potential to supply commercial starting material. We expect this manufacturing facility to be operational in 2020.

IMPACT (Innovative Manufacturing Plant for Allogeneic Cellular Therapies) will be a ~80,000 sq. ft. facility located in the U.S. East Coast. IMPACT will be dedicated to the production of clinical and commercial UCART products. We expect this manufacturing facility to be operational in 2021.

Raw Materials

We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, medium, serum, buffers —that are necessary to produce our product candidates. We source these raw and starting materials through service agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, with the SMART facility project, we expect to become independent for the supply of the most critical raw and starting materials.

Applications of Our Technology in Agriculture

Calyxt was incorporated in the State of Delaware in the United States in 2010. Calyxt is a healthy food ingredient company.

Before its initial public offering, which closed on July 25, 2017, Calyxt was a wholly-owned subsidiary of ours. As of December 31, 2018, we owned approximately 69.5% of Calyxt’s outstanding common stock. Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”.

Calyxt leverages proprietary intellectual property, technical expertise and an end-to-end supply chain toward its mission of “Making the Food You Love a Healthier ChoiceTM”. Calyxt’s first product is a High Oleic Soybean designed to produce a healthier oil that has increased heat stability with zero trans fats per serving. Calyxt received its first order for its High Oleic Soybean Oil in the first quarter of 2019. Among its other product candidates are other soybean products and a high fiber wheat.

Using Calyxt’s proprietary technologies and expertise, including TALEN gene-editing technology exclusively licensed to Calyxt in the field of agriculture, Calyxt precise cuts to DNA in a single plant cell using the plant’s natural repair machinery. This allows Calyxt to make our desired genome edit and regenerate the single cell into a full plant that includes this gene edit.

Market and Industry Overview

Consumers have developed an increasingly heightened awareness of the role that dietary habits play in long-term wellness. This trend is especially prevalent in wealthier, developed nations where consumers have greater access to information that is helping to shift their consumption habits. In the United States and other developed nations buying habits have been creating dynamic shifts in the grocery aisle. Consumers now view food as a key to good health. More food products are being launched that go beyond basic nutrition to support health, digestive health, and higher energy levels. Locally sourced foods with a direct-to-consumer model are becoming more attractive and the demand for transparency in food sourcing, production and labeling is gaining traction. Calyxt believes that as consumers continue the shift from a traditional production-driven food culture to a modern demand-driven food culture, they will continue to demand more information and accountability about how ingredients are sourced and processed, how “real” their food products are, and how responsive they are to consumers’ desire for choice and customization.

Regulatory agencies are also playing a larger role in monitoring which food ingredients reach consumers. Beginning in 2018, the FDA banned certain uses of partially hydrogenated oils, the primary artificial source of trans fat in processed foods. Following the passage of the Healthy, Hunger-Free Kids Act of 2010, the USDA gained significant oversight of the federal school lunch program and holds the authority to set new, healthier standards for food sold in U.S. schools. These healthier food mandates include minimum serving requirements for fiber, fruits and vegetables and maximum allowable content standards for fat, sugar and sodium. Consumers’ rising demand for healthier food presents an opportunity for us to provide our innovative solutions for customers and consumers and the food industry.

TALEN Technology in Agricultural Biotechnology

Calyxt’s gene-editing platform relies on Calyxt’s capacity to custom design DNA-sequence specific cutting enzymes, or nucleases, for any chosen gene it intends to edit and its capability to introduce such custom-made nucleases into the living plant cells it wants to edit. Calyxt’s platform also relies on precisely chosen protein families that can specifically recognize unique DNA sequences and can be tailored to target such sequences in any chosen gene or genetic region.

Calyxt’s proprietary technologies and intellectual property portfolio enable Calyxt to edit the plant genome by knocking out genes or making precise gene edits. Calyxt takes advantage of its knowledge about plant gene function to produce novel genetic variation that results in traits of value. A key difference between Calyxt’s gene-edited products and products created through genetic modification (GMO) is that GMOs insert foreign DNA into crops and Calyxt’s gene-editing does not. For each of Calyxt’s product candidates that it submitted to the U.S. Department of Agriculture (USDA), the USDA confirmed that the product candidates are not regulated articles. This determination decreased Calyxt’s costs and increased speed to market.

Using Calyxt’s proprietary technologies and expertise, including TALEN gene-editing technology exclusively licensed to Calyxt in the field of agriculture, Calyxt develops food crops with targeted traits quickly and more cost effectively than traditional methods. We believe that Calyxt is able to identify a consumer need and develop a product from “concept to fork” in cycles as short as six years by utilizing these proprietary technologies.

Calyxt Agricultural Biotechnology Products

Calyxt’s product pipeline includes a variety of traits for soybeans, wheat, and alfalfa, and Calyxt intends to conduct further development programs to build upon our current pipeline. In the future, Calyxt may expand our product pipeline to include other food crops. Calyxt’s initial focus is on its High Oleic Soybean and High Fiber Wheat product candidates. Calyxt received its first order for its High Oleic Soybean product candidate in the first quarter of 2019.

High Oleic Soybean

Soybean oil has historically been partially hydrogenated to enhance its oxidative stability in order to increase shelf life and improve frying characteristics. This process, however, creates trans-unsaturated fatty acids, or trans fats, which have been demonstrated to raise low-density lipoprotein (LDL) cholesterol levels and lower high-density lipoprotein (HDL) cholesterol levels. High LDL and low HDL have been tied to increased risk for cardiovascular disease. The discovery that dietary trans fats increase the risk of several adverse health issues led the FDA to rule in 2003 that manufacturers be required to include trans-fat content information on the “Nutrition Facts” label of foods. In 2015, the FDA took a further step and banned the use of partially hydrogenated oils, the primary dietary source of artificial trans-fat in processed foods, by all food manufacturers beginning in 2018.

Monounsaturated fats, such as oleic acid, have been linked to reducing LDL cholesterol and triglycerides and raising HDL cholesterols. Diets rich in monounsaturated acids are associated with lower fat mass and decreased blood pressure. High levels of oleic acids can be found in olive, canola, sunflower and safflower oils.

Calyxt developed a soybean trait that has produced oils with a fatty acid profile that contains 80% oleic acid, 20% less saturated fatty acids compared to commodity soybean oil and zero grams of trans fats per serving.

Oil produced from Calyxt’s High Oleic Soybean has multiple desirable characteristics as an ingredient for the food industry. The high level of oleic acid in Calyxt’s soybean oil enhances oxidative stability more than fivefold when compared to commodity oil. This eliminates the need for partial hydrogenation, and thus little to no trans fats are produced during oil production. Furthermore, Calyxt’s High Oleic Soybean Oil offers additional potential benefits, including reduced saturated fats, a threefold increase in fry-life, and reduced polymerization upon frying at high temperatures. Soybean oil is also neutral in flavor, odorless and colorless, and is therefore desired as a food ingredient because it has limited impact on the sensory characteristics of the final food product.

Calyxt’s High Oleic Soybean was developed using TALEN gene-editing technology. Calyxt designed a TALEN to specifically target two fatty acid desaturase genes (designated FAD2-1A and FAD2-1B). These genes convert oleic acid (a mono-unsaturated fatty acid) to linolenic acid (a polyunsaturated fat). By specifically inactivating both the FAD2-1A and FAD2-1B genes, oleic acid accumulates in the seed—increasing from about 20% to 80%. By key measures, including yield, Calyxt’s High Oleic Soybean variety performs comparably to its unedited conventional (non-GMO) counterpart.

In mid-2015, Calyxt received a letter from the USDA indicating that Calyxt’s High Oleic Soybean Oil is not a regulated article under the Plant Protection Act. In November 2015, Calyxt announced the completion of the second year of multi-location field trials in Minnesota and South Dakota. The agronomic and yield performance of Calyxt’s High Oleic Soybean is on par with the non-GMO variety used to develop this product.

Soybeans are a crop that is photoperiod sensitive, meaning the crop is sensitive to the length of the day. Plant breeders have developed soybean varieties that are adapted to distinct latitudes and agroclimatic conditions—which are referred to as maturity groups. Different growing regions in the United States require different maturity groups. For example, the northern United States requires soybeans in the 1.5- 2.2 maturity group ranges, with farmers typically planting a few varieties within this range to diversify their risk.

Calyxt has in-licensed over thirty non-genetically modified soybean varieties with commercial rights. Calyxt initially introduced Calyxt’s High Oleic Soybean in the northern United States on one variety within a particular maturity group range. Over time, Calyxt intends to expand to additional varieties for farmers in the same region to provide farmers with the ability to diversify their risk. Calyxt expects to continue this expansion over time by adding regions in other maturity groups and varieties. Over the next five to ten years Calyxt envisions expanding its germplasm portfolio to early, middle and late maturity groups. Calyxt believes this strategy will enable it to expand its supply chain through additional crushing plants within target growing regions and at the same time lower potential premiums and production costs as it introduces into the supply chain additional varieties that meet the diversity of seed variety that farmers need to mitigate their risk.

Calyxt plans to focus its efforts on farmers in the upper Midwest. Calyxt currently has growers in South Dakota and Minnesota and will be launching new soybean varieties in 2020 and 2021 that will enable it to expand to other growing locations. The High Oleic Soybean seed is sold either directly or through distributors to farmers. Calyxt believes that it can generate a successful supply chain by contracting with fewer than 2,000 farmers.

In 2018 Calyxt contracted more than 17,000 acres with nearly 80 growers in South Dakota and Minnesota to grow this High Oleic Soybean. The harvest of these High Oleic Soybean acres has been completed and Calyxt has taken delivery of a portion of the harvested crop. Calyxt has contracted with third parties to crush and refine Calyxt’s High Oleic Soybean on a commercial scale, enabling sales of High Oleic Soybean Oil and High Oleic Soybean Meal to customers. Calyxt has commercialized its High Oleic Soybean product candidate in the first quarter of 2019.

High Fiber Wheat

Fiber is the indigestible portion of food that is essential for healthy digestion. Research has shown that fiber may play a large role in maintaining bowel health, lowering cholesterol, stabilizing blood glucose levels and controlling weight gain. A high fiber diet has the potential to lower the rate of glucose entry into circulation, thus decreasing the risk of food-related chronic diseases, such as coronary artery disease and diabetes. The average American adult consumes approximately 15-18 grams of fiber daily, only half of the amount recommended by the U.S. Department of Health’s dietary guidelines based on the average caloric intake. In recent years, the awareness of the health benefits of high fiber diets has increased. This has translated to a strong growth in demand for high fiber food products, with approximately 35% of grocery shoppers now seeking high fiber foods.

Calyxt is developing its High Fiber Wheat product candidate that could be used to produce white flour with up to three times more dietary fiber than standard white flour while maintaining the same flavor and convenience of use. By altering the proportion of certain slower digested carbohydrates in the wheat grain, Calyxt has developed a product candidate that it believes will exhibit increased dietary fiber. This would allow consumers to reach their daily value of fiber without changing their existing food preferences.

Calyxt believes its High Fiber Wheat flour will be able to be incorporated into many food products—from pasta to bread. Whereas a single serving of whole wheat flour can provide 49% of an individual’s daily fiber needs, a single serving of Calyxt’s High Fiber Wheat flour may provide up to 100% of the recommended daily requirement thereby allowing food manufacturers to make high fiber products sought after by many consumers.

This product candidate is currently in Phase II of Calyxt’s development process and is expected to be commercialized as early as 2022. In March 2018 Calyxt received confirmation from USDA that its High Fiber Wheat is deemed non-regulated pursuant to APHIS’s regulatory procedures. In October 2018 Calyxt successfully harvested High Fiber Wheat in field trials. In the next year, Calyxt intends to further confirm the product concept in field conditions and to complete food application studies.

In addition to Calyxt’s High Fiber Wheat product candidate, the company is also developing other consumer traits in our wheat pipeline, including a reduced gluten product candidate.

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

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions. This patent portfolio comprises six patents in the United States and two European patents,. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (controlled by Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents and patent applications related to the research and therapeutic uses of TALE-nucleases and we granted certain rights to Life Technologies under our TALEN technology. In addition, we entered into a license agreement with Calyxt, pursuant to which Calyxt has been granted certain rights in connection with our gene editing and plant intellectual property portfolio.

Since 2012, we have filed about 60 new patent applications related to the CAR T-cell technology. Included in this patent portfolio are patent applications relating to manufacturing allogeneic immune cells and to CAR design, including multi-subunit CARs and conditional expression CARs. In addition, we have filed a number of patent applications related to new TALEN structures (for example, compact TALEN, methylation TALEN) and alternatives to the TALEN structure (BurrH, CRISPR-Cas9). On December 2018, an anonymous third-party filed an opposition to two European patents of the patent family entitled “A Method for producing precise DNA cleavage using CAS9 – Double nickase”.

In October 2014 and March 2014, we exclusively in-licensed two patent portfolios from Ohio State Innovation Foundation and University College London, respectively. The Ohio State Innovation Foundation patent portfolio includes patent applications relating to CARs directed to cancer marker CS1. The University College London patent portfolio includes patent applications relating to a polypeptide expressing the suicide gene RQR8, and uses thereof.

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

The most relevant issued patents in our portfolio consist of approximately 33 Cellectis-owned and 18 in-licensed U.S. patents, 32 Cellectis-owned and 4 in-licensed European patents, and 47 Cellectis-owned and 13 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 88 Cellectis-owned and 4 in-licensed U.S. patent applications, 68 Cellectis-owned and 2 in-licensed European patent applications, 412 Cellectis-owned and 28 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 146 owned and in-licensed granted patents, and 596 owned and in-licensed patent applications.

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

Gene Editing Platform

Each of our UCART product candidates relies upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 30 issued patents or pending patent applications in various countries. These issued patents and pending patent applications, which expire between 2019 and 2033, cover product claims or process claims relevant to each of our product candidates, including UCART19 and UCART123.

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

UCARTCS1

Our patent portfolio relating specifically to UCARTCS1 includes pending patent applications from the patent family WO2014179759 (CS1-SPECIFIC CHIMERIC ANTIGEN RECEPTOR ENGINEERED IMMUNE EFFECTOR CELLS1) licensed exclusively from the Ohio State University, which, if issued, would expire in 2034. This patent family is directed to composition of matters including a CAR anti-CS1 per se. Our patent portfolio also includes patent applications filed by Cellectis from the family WO2015166056 (CS1 SPECIFIC MULTI CHAIN CHIMERIC ANTIGEN RECEPTOR) and WO2015121454 (T-CELLS FOR IMMUNOTHERAPY ENGINEERED FOR TARGETING ANTIGEN PRESENT BOTH ON T-CELLS AND PATHOLOGICAL CELLS), which, if issued, would expire on 2035. Both families relate to the use of CAR anti CS1 in allogeneic T-cells, methods of manufacture of UCARTCS1, and methods to use UCARTCS1 in cell therapy treatment.

Material Exclusive Licenses Granted to Cellectis

Licenses from Institut Pasteur

In 2000, we entered into series of license agreements with L’Institut Pasteur, or Pasteur, pursuant to which we in-licensed a substantial portion of Pasteur’s gene-editing patent portfolio. The details of these license agreements which are still effective are provided below.

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

Pursuant to the terms of each of the Second June 2000 Agreement and the October Agreement, we made cash payments to Pasteur in an aggregate amount of 600,000 French Francs with respect to the entry into the agreement and the reimbursement of license fees. Pursuant to the terms of the October Agreement, we made cash payments to Pasteur in the aggregate amount of 500,000 French Francs with respect to the entry into the agreement and the reimbursement of license fees and 250,000 Euros in connection with the execution of amendments. Under the Second June 2000 Agreement, we are also required to pay Pasteur an ongoing royalty fee equal to a low- to mid-single digit percentage of our net income with respect to licensed products under the respective agreement. With respect to sublicenses granted under the Second June 2000 Agreement, we are also required to pay Pasteur a percentage of all payments received under such sublicenses, subject in certain cases to minimum payment amounts based on net revenues of the applicable sublicensee. Under the October Agreement, we are also required to pay Pasteur an ongoing royalty fee equal to a low-single digit percentage of our net income with respect to licensed products under the October Agreement. With respect to sublicenses granted under the October Agreement, we are required to pay Pasteur a tiered percentage of all compensation received by us during the applicable year under the sublicense agreement, subject in certain cases to minimum payment amounts based on net revenues of the applicable sublicensee.

The terms of each of our agreements with Pasteur will expire upon the expiration of the last-to-expire of the respective patents licensed to us pursuant to the applicable agreement. We expect the last to expire patent under the Second June 2000 Agreement to expire on February 3, 2020 and the last to expire patent under the October Agreement to expire on March 4, 2020. Pasteur and we may each terminate any of our agreements with Pasteur in the event of the other party’s breach of an obligation under the applicable agreement, which remains uncured for 90 days following receipt of notice of such breach from the terminating party. Pasteur may immediately terminate such agreements if we challenge or contest the validity of any of the licensed patents under the respective agreement before a court or patents office. In addition, Pasteur and we may terminate any of the agreements, upon 60 days’ prior notice, in connection with certain insolvency-related judicial proceedings instituted against the other party. Further, we have the right to terminate any of these agreements for any reason immediately upon notice to Pasteur.

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

Pursuant to the terms of the agreement, we paid UMN an upfront license fee in the amount of $250,000 upon the effective date of the license agreement, and a second upfront payment in the amount of $1,000,000 following execution of the third amendment. In the non-agricultural field we are also required to pay to UMN low single digit percentage royalties on net sales of licensed products, as well as a percentage of all revenues received by us under sublicenses. Pursuant to the agreement, UMN is entitled to a minimum annual royalty of $30,000 per year. In the agricultural field, no royalties are due on net sales of licensed products, but an annual fee of $150,000 per year is due to UMN and commercial milestones are due upon the occurrence of certain commercial sale milestones. We are also required to pay UMN milestone payments up to a total of $290,000 in the aggregate upon the occurrence of specified events and to pay certain patent-related expenses incurred under the agreement for prosecuting and maintaining the licensed patents. If we undergo a change of control and wish to assign our rights and duties under the agreement, we will be required to pay UMN an additional transfer fee.

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

The immuno-oncology cell therapy competitive landscape is increasing, with the main approaches including CAR-T cells (autologous and allogeneic) and autologous T-cell receptors (TCRs).

The most advanced autologous CAR-T cell programs are:

•

two products approved in United States (see below for more details): Kymriah®, commercialized by Novartis (targeting CD19 in B-cell Acute Lymphoblastic Lymphoma and large B-cell lymphoma) and Yescarta® commercialized by Kite (targeting CD19 in B-cell Non Hodgkin Lymphoma);

•

3 product candidates in pivotal clinical trials in the United States: Juno’s product candidate JCAR017 (targeting CD19 in B-cell Non Hodgkin Lymphoma), bluebird’s product candidate bb2121 (targeting BCMA in Multiple Myeloma; in partnership with Celgene), Legend Bio’s LCAR-B38M (target BCMA in Multiple Myeloma; in partnership with Janssen).

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•

Autologous and Allogeneic CAR T-cell space: Juno Therapeutics, Inc. (in collaboration with Editas Medicine Inc.), acquired by Celgene Corporation and acquired since by Bristol-Myers Squibb; Bluebird bio, Inc. (in collaboration with Celgene Corporation); Ziopharm Oncology Inc. (in collaboration with Intrexon Corporation); Kite Pharma Inc. (in collaboration with Amgen Inc. and with Sangamo Therapeutics Inc.), acquired by Gilead Sciences Inc.; Novartis AG (in collaboration with Intellia Inc.); Johnson & Johnson (in collaboration with Transposagen Biopharmaceuticals Inc.); Precision Biosiences (in collaboration with Shire Plc, asset acquired since by Servier), Regeneron Pharmaceuticals Inc. (in collaboration with Adicet Bio Inc); Fate Therapeutics Inc.; CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.).

•	Cell-therapy space: Adaptimmune Ltd, Iovance Biotherapeutics, Unum Therapeutics, Inc., NantKwest, Inc., Celyad S.A., Atara Biotherapeutics, Inc., and Immunocore Ltd.

•	Agricultural biotechnology space:

•

Companies developing plants with enhanced properties: Arcadia Biosciences, Inc., Cibus Global, Ltd., Evogene Ltd., Danzinger Innovation Ltd., Keygene N.V. Precision PlantSciences, Inc., Pairwise, Inari, Bension Hill.

•	Large Agricultural Biotechnology, Seed and Chemical Companies: BASF SE, Bayer AG, Corteva, ChemChina, and Takii & Company, LTD.

•	Specialty Food Ingredient Companies: International Flavors & Fragrances Inc., Givaudan, Keery Group plc, CSM N.V., FMC Corporation, CP Kelco, Novzymes, Ingredion Incorporated and Royal DSM N.V.

In August 2017, Novartis AG has obtained approval from the FDA to commercialize the first CAR-T cell therapy, Kymriah®, for children and young adults with B-cell ALL that is refractory or has relapsed at least twice, and has recently been granted US FDA priority review for adults with refractory/relapsed DLBCL, priced at $475,000. In May 2018, the FDA approved a label extension for Kymriah® for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, priced at $373,000. In October 2017, Kite Pharma, Inc. (acquired by Gilead Sciences, Inc., acquired since by Bristol-Myers Squibb) has obtained approval from the FDA to commercialize Yescarta®, the first CAR-T cell therapy for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, priced at $373,000. Due to the promising therapeutic effect of T-cell therapies in clinical exploratory trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies. In particular, we expect to compete with therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T-cells harvested, propagated ex vivo and re-infused into patients. We also expect to compete with therapies using genetically engineered T-cells, rendered reactive against tumor-associated antigens prior to their administration to patients. However, we believe that most of our competitors are currently focused on autologous therapies, and we believe that we are the most advanced company developing the allogeneic CAR-T cell approach. In addition, we differentiate ourselves by using our gene-editing capabilities to add specific features to our T-cell products, such as cancer drug resistance or resistance to checkpoint inhibition.

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

Government Regulation and Product Approval

Government Regulation of Biological Products

We are subject to extensive regulation. Our product candidates are regulated as biologics, gene therapies. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, production / manufacturing, testing, safety, efficacy, labeling, storage, record-keeping, advertising, promotion and marketing of pharmaceutical products, including biologics. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications until manufacturing or other alleged deficiencies are brought into compliance. The FDA and similar authorities around the world also have the authority to cause the withdrawal of approval of a marketed product, to impose labeling restrictions or to require that we redo some non-clinical and/or clinical studies.

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

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, IRB, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

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

Before approving a BLA, the FDA will inspect the facilities at which the product candidate and the associated vector are manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For cell based immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the current good tissue practice, or GTP requirements, to the extent applicable. These requirements are set out in FDA regulations and guidance documents and govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for use in implantation, transplantation, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

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

Breakthrough Therapy / Regenerative Medicine Advanced Therapy Designation

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

In addition, as described in Section 3033 of the 21st Century Cures Act, signed into law in December 2016, a drug is eligible for Regenerative Medicine Advanced Therapy (RMAT) Designation if:

•

the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations;

•	the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and

•	preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition.

The RMAT designation carries all of benefits of Breakthrough and Fast Track therapy designations, including: intensive interaction with FDA on an efficient drug development program beginning as early as phase 1, organizational commitment involving senior FDA personnel, and rolling BLA review. RMAT designees are also eligible for accelerated approval and priority review if relevant criteria are met.

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

In addition, we and any third-party manufacturers of our products will be required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic announced and unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other The FDA also may require post-marketing studies, known as Phase 4 studies, and surveillance to monitor the effects of an approved product. laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

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

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal product candidates for human use, which will repeal Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014 and was set to apply not earlier than May 28, 2016. Based on announcements of the European Medicines Agency, it is now expected that the mentioned Regulation will not enter into force before 2020. Until then the Clinical Trials Directive 2001/20/EC will continue to apply. In addition, the transitional provisions of the new Regulation offer, under certain conditions, the clinical trial sponsors the possibility to choose between the requirements of the Directive and the Regulation for a limited amount of time.

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

Calyxt has submitted petition to APHIS for seven of its product candidates to date: High Fiber Wheat, High Oleic Soybean, High Oleic/low Linolenic Soybean, Cold Storable Potato, Reduced Browning Potato, Powdery Mildew Resistant Wheat, and Improved Quality Alfalfa. Calyxt has received confirmation from APHIS for all seven product candidates that APHIS does not consider such product candidate to be a “regulated article” under the Plant Protection Act. There can be no guarantee of the timing or success in obtaining nonregulated status from APHIS for other crops developed by Calyxt or that the governing regulations will not change. Government regulations, regulatory systems, and the policies that influence them vary widely among jurisdictions and change often.

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

FDA is currently evaluating its approach to the regulation of gene-edited plants. The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve. To that end, in January 2017 FDA announced a Request for Comments (“RFC”) seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. Among other things, the RFC asks for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. If FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of Calyxt’s product candidates.

EU Regulation of GMOs and Genetically Modified Food and Feed Products

In the EU, genetically modified organisms (“GMOs”) and genetically modified food and feed products can only be sold in the market once they have been properly authorized. The procedures for evaluation and authorization of GMOs and genetically modified food and feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed (‘‘Regulation (EC) 1829/2003’’) and Directive 2001/18/EC on the release of GMOs into the environment (‘‘Directive 2001/18/EC’’). An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a ‘‘Common Catalogue of Varieties,’’ which would permit the seeds of such genetically modified varieties to be marketed in the EU.

A recent ruling of the European Court of Justice (‘‘ECJ’’) in July 2018 concluded that organisms obtained by new mutagenesis plant breeding techniques involving the use of genetic engineering are GMOs and therefore fall, in principle, under Directive 2001/18/EC described above. The ECJ found further that varieties obtained by modern forms of mutagenesis are genetically modified varieties covered by Directive 2002/53/EC, and are therefore subject to the obligations of such directive. The ECJ clarified that only mutagenesis techniques which (a) have been used in a number of applications and (b) have a long safety record, can be exempted from these requirements, although EU member states remain free to subject even such exempted organisms to the obligations under Directive 2001/18/EC, or to other obligations.

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

The following internal reorganization was completed in 2015:

•	Ectycell was merged into, and absorbed by Cellectis Bioresearch in August 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch was merged into, and absorbed by, Cellectis S.A. in December 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch Inc. was merged into Cellectis Inc. in September 2015.

Following the reorganization and as of December 31, 2016, the two remaining subsidiaries, Cellectis, Inc. and Calyxt, Inc., were wholly-owned by Cellectis.

Until July 25, 2017, Cellectis S.A. fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8,050,000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. On May 22, 2018, Calyxt, Inc completed a follow-on offering of its common stock. Calyxt, Inc. sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share, including 457,500 shares of common stock pursuant to the exercise of the underwriters’ option to purchase additional shares. In the aggregate, Calyxt, Inc. received net proceeds from the follow-on offering and exercise of the overallotment option of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million.

As of December 31, 2018, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 69.5% of Calyxt’s outstanding shares of common stock. As of December 31, 2017, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock.

D.	Property, Plant and Equipment

Cellectis S.A. leases a 3,820 square-meter facility in Paris for administrative and research and development activities. The lease commenced on April 1, 2011 and was amended on December 1, 2018 with a 9-year initial term expiring on November 30, 2027.

Cellectis, Inc. leases a 15,532 square-foot facility in New York, New York for administrative and research and development activities, which commenced on March 30, 2015 and was amended on December 1, 2018 with a 60-month initial term expiring on December 31, 2023. In addition, in March 2016, Cellectis Inc. entered into a lease agreement for a 26,928 square-foot facility in Montvale, New Jersey. As of December 31, 2018, Montvale facility is not operational and we have the willingness to discontinue this lease before its termination (September 2026).

In March 2019, we entered into a lease agreement for a 82,000 square foot commercial-scale manufacturing facility, called the IMPACT site, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. The IMPACT facility is located in Raleigh, North Carolina. The new manufacturing facility is being designed to provide GMP manufacturing for clinical supply and commercial product upon potential regulatory approval. The facility is planned to be operational by 2021.

Calyxt, Inc. entered into a sale-leaseback transaction on September 6, 2017 with a third party for its corporate headquarters and lab facility in Roseville, Minnesota. Calyxt, Inc. committed to an initial lease term of twenty years, with four options to extend the term of the Lease Agreement for five years each. The transaction also included a construction contract for Calyxt, Inc. 40,000 square-foot corporate headquarters which includes office, research laboratory space and outdoor growing plots. During the construction period, which ended in June 2018, Calyxt, Inc. initially paid annual base rent of $490 thousand until the property was substantially completed in May, at which time, the lease commenced. Under the lease, Calyxt, Inc. now pays an annual base rent of approximately $1.4 million. Calyxt, Inc. is responsible for the other costs and expenses associated with the use of the property. Cellectis entered into a Lease Guaranty with the landlord for the facilities, whereby Cellectis has guaranteed Calyxt, Inc.’s obligations under the Lease Agreement. Cellectis’ guarantee of Calyxt’s obligations under the sale-leaseback transaction will terminate at the end of the second consecutive calendar year in which Calyxt, Inc.’s tangible net worth exceeds $300 million, as determined in accordance with generally accepted accounting principles. Calyxt, Inc. agreed to indemnify Cellectis for any obligations incurred by Cellectis under the Lease Guaranty. This indemnification agreement takes effect when Cellectis owns 50% or less of Calyxt, Inc.’s outstanding common stock.

In December 2018 Calyxt, Inc. consummated a sale-leaseback transaction with a third party to finance equipment. The lease has a term of four years and Calyxt, Inc. may add up to $1.1 million of future purchases to the financing agreement. Calyxt, Inc. was required to deposit cash into a restricted account in an amount equal to the future rent payments required by the lease.

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

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have entered into an exclusive global license and collaboration agreement under which Pfizer has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. We entered into amendments to our collaboration agreements with each of Servier and Pfizer to facilitate this agreement between Servier and Pfizer. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of $38.5 million, excluding taxes. As of December 31, 2018, Cellectis was eligible to receive up to $932.8 million in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements.

On March 6, 2019, we and Servier entered into the Servier License Agreement, which supersedes the prior collaboration agreement in order to modify the targets covered by the Servier License Agreement, to establishes the terms of our and Servier’s collaboration and to reflect the status of products in development.

Our alliance with Pfizer, which commenced in June 2014, addressed the development of other CAR T-cell immunotherapies in the field of oncology. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. On April 3, 2018, Pfizer announced that it had assigned the agreement they had signed with Cellectis on June 18, 2014 to a newly formed biotechnology company named Allogene.

On March 7, 2019, we and Allogene agreed to terminate the prior collaboration agreement and entered into a new license agreement to reflect the relationship between us and Allogene.

This strategic alliance with Allogene is potentially worth up to $2.9 billion in payments by Allogene to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments. In addition, we invoice research and development costs assigned to our projects in common with Allogene.

We believe that our strategic transactions with Allogene and Servier position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1 and UCART22 in AML, BPDCN, multiple myeloma, and B-ALL, respectively. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center. In August 2018, we entered into a new clinical study agreement with Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center in order to expand the performance of the UCART123 clinical study in AML to Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer to CELLforCURE and MolMed, and the GMP manufacturing of UCART123, UCART22 and UCARTCS1 at CELLforCURE and MolMed. In addition, we incurred significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur, LifeTechnologies and University of Minnesota. In addition, in 2017 and 2018, we initiated clinical studies at Weill Cornell and the MD Anderson Cancer Center, leading to additional cash burn through payments to the clinical research centers, the Contract Research Organisation involved and the companies involved in the logistics and testing of the clinical sample material.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 ADS at a public offering price of $31.00 per ADS resulting in gross proceeds of $175 million. On May 11, 2018, in connection with the exercise by the underwriters of the follow-on offering of their option to purchase additional shares, Cellectis closed the sale of an additional 500,000 ADS at the public offering price of $31.00 per ADS resulting in additional gross proceeds of $15.5 million.

On July 25, 2017, Calyxt completed an initial public offering of its common stock on the Nasdaq, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including 1,050,000 shares of common stock pursuant to the exercise by the underwriters of their option to purchase additional shares). Calyxt received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the Calyxt IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. On May 22, 2018, Calyxt closed a follow-on offering with $60.9 million in gross proceeds, inclusive of $8.25 million from Cellectis’ purchase of shares in the follow-on offering

In 2016, 2017 and 2018, we received respectively $27.3 million, $8.1 million and $4.7 million in payments pursuant to the Pfizer/Allogene and Servier collaborations.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	build-up, commission and operate our own manufacturing capacity;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

Our consolidated financial statements for 2016, 2017 and 2018 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Revenues

We currently derive all our revenues from payments pursuant to our collaboration agreements with Allogene and Servier, patent licensing arrangements and royalties on licensed technologies. Our collaboration agreements provide for non-refundable upfront payments that we received upon execution of the relevant agreement, milestone payments that we are entitled to receive when the triggering event has occurred and the performance obligation is achieved, research and development cost reimbursements that are recognized over the period of these services and royalty payments. The triggering event for a milestone payment may be the receipt of favorable scientific results, regulatory approval, or marketing of products developed pursuant to the agreement. Royalties are based on sales of licensed products or technologies. Royalty revenues, if earned, will be recognized at the later of when (1) the subsequent sale or usage occurs; and (2) the performance obligation to which the sales-based or usage-based royalties relates has been satisfied.

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

In December 2018, the French Tax Authority has initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. We do not believe that a provision should be recorded at this stage of this audit. As a result of such audit, the reimbursement of the French research tax credit related to 2017 is currently pending.

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

Our research and development efforts are focused on our existing product candidates, (i) UCART123 product candidate, which entered into clinical trials in the United States in February 2017, (ii) UCART22 product candidate, for which FDA granted in May 2018 Cellectis an IND approval to conduct a Phase I clinical study with UCART22 in ALL in the United States, (iii) UCARTCS1 product candidate, for which FDA granted in January 2019 Cellectis an IND approval to conduct a Phase I clinical study with UCARTCS1 in MM in the United States , and (iv) other undisclosed target which are in the development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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

We anticipate that our selling, general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to continue to incur significant expenses associated with Cellectis S.A. and Calyxt, Inc. being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

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

•	Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 3.1)

•	Research Tax Credit (Note 3.1)

•	Share-Based Compensation (Note 15)

A.	Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2016	2017	2018
		($ in thousands)
Revenues and other income
Revenues	44,808	25,188	12,731
Other income	11,637	8,528	8,701

Total revenues and other income	56,444	33,715	21,432

Operating expenses
Royalty expenses	(1,777)	(2,620)	(2,739)
Research and development expenses	(78,458)	(79,227)	(76,567)
Selling, general and administrative expenses	(43,413)	(44,750)	(47,248)
Other operating income (expenses)	(99)	232	31

Operating income (loss)	(67,302)	(92,650)	(105,091)

Financial income	7,147	7,262	20,572
Financial expenses	(7,101)	(18,294)	(3,813)

Financial gain (loss)	46	(11,032)	16,758

Income tax	—	—	—
Net income (loss)	(67,255)	(103,683)	(88,333)

Attributable to shareholders of Cellectis	(67,255)	(99,368)	(78,693)
Attributable to non-controlling interests	—	(4,315)	(9,640)

Years Ended December 31, 2016, 2017 and 2018

Revenues.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Collaboration agreements	41,891	22,821	10,497	-45.5%	-54.0%
Other revenues	2,917	2,367	2,234	-18.8%	-5.6%
Revenues	44,808	25,188	12,731	-43.8%	-49.5%

The decrease in revenues of $12.5 million, or 49.5%, between the years ended December 31, 2017 and 2018 primarily reflects a decrease of $12.3 million in revenues under our collaboration agreements of which $7.8 million relates to a decrease in recognition of upfront fees already paid to Cellectis and $4.6 million relates to lower research and development cost reimbursements, and a decrease of $0.1 million of licensing revenues.

The decrease in revenues of $19.6 million, or 43.8%, between the years ended December 31, 2016 and 2017 primarily reflects a decrease of $19.1 million in revenues under our collaboration agreements, of which $8.5 million represents one-time milestone revenue received during the second quarter of 2016 with the first patient dosed in the Phase 1 clinical trial for UCART19, $6.0 million represents decreased recognition of upfront fees already paid to Cellectis, $1.9 million represents decreased research and development cost reimbursements (research services and costs incurred by Cellectis on Servier projects) and $2.8 million represents decreased revenue due to 2016 one-time payments by Servier for the supply of raw materials and batches of UCART19 products, partially offset by the increase of $0.1 million in other services and products provided to Pfizer, and a $0.5 million decrease in licensing revenues.

Other income.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Research tax credit	10,038	8,327	8,561	-17.0%	2.8%
Other income	1,599	201	140	-87.4%	-30.4%
Other income	11,637	8,528	8,701	-26.7%	2.0%

The increase in other income of $0.2 million, or 2.0%, between the years ended December 31, 2017 and 2018 reflects an increase of $0.2 million in research tax credits, due to higher research and development purchases and external expenses that are eligible for the tax credit.

The decrease in other income of $3.1 million, or 26.7%, between the years ended December 31, 2016 and 2017 reflects a decrease of $1.7 million in research tax credit, and a decrease of $1.4 million in research subsidies, resulting from settlements received after termination of research programs during the last quarter of the year ended December 31, 2016.

Royalty expenses.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Royalty expenses	(1,777)	(2,620)	(2,739)	47.5%	4.5%

The increase in royalty expenses of $0.1 million, or 4.5%, between the years ended December 31, 2017 and 2018 primarily reflects higher royalty expenses paid to our existing partners.

The increase in royalty expenses of $0.8 million, or 47.5%, between the years ended December 31, 2016 and 2017 primarily reflects higher payments to existing license providers.

Research and development expenses.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Personnel expenses	(48,982)	(37,906)	(34,608)	-22.6%	-8.7%
Purchases, external expenses and other	(29,476)	(41,321)	(41,959)	40.2%	1.5%
Research and development expenses	(78,458)	(79,227)	(76,567)	1.0%	-3.4%

For the years ended December 31, 2017 and 2018 research and development expenses decreased by $2.6 million or 3.4%. Personnel expenses decreased by $3.3 million from $37.9 million in 2017 to $34.6 million in 2018 primarily due to a $5.8 million decrease in non-cash stock-based compensation expense and $1.0 million decrease in social charges on stock options offset by a $3.5 million increase in wages and salaries mainly explained by increase in R&D headcount in therapeutic activity. Purchases and external expenses increased by $2.0 million from $38.5 million in 2017 to $40.5 million in 2018, mainly due to an increase in costs to acquire grain prior to our achievement of commercial milestones at Calyxt. Other expenses, which relate to continuing leasing and other commitments, decreased by $1.4 million for the years ended December 31, 2017 and 2018.

During the years ended December 31, 2016 and 2017 research and development expenses increased by $0.8 million or 1.0%. Personnel expenses decreased by $11.1 million from $49.0 million in 2016 to $37.9 million in 2017, notably due to a $9.4 million decrease in non-cash stock-based compensation, a $2.8 million decrease in social charges on stock option grants, partly offset by a $1.1 million increase in wages and salaries. Purchases and external expenses increased by $10.7 million from $27.7 million in 2016 to $38.5 million in 2017 mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Research and development expenses in 2017 include manufacturing costs related to UCART123, UCART CS1 and UCART22 and expenses related to UCART123 clinical trials. Other expenses increased by $1.1 million mainly due to the impairment of assets for $0.8 million related to the vacant Montvale site recorded in 2017. Otherwise, other expenses include continuing leasing and other commitments.

Selling, general and administrative expenses.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Personnel expenses	(33,523)	(34,486)	(30,563)	2.9%	-11.4%
Purchases, external expenses and other	(9,890)	(10,264)	(16,685)	3.8%	62.6%
Selling, general and administrative expenses	(43,413)	(44,750)	(47,248)	3.1%	5.6%

For the years ended December 31, 2017 and 2018, the increase in selling, general and administrative expenses of $2.5 million, or 5.6%, primarily reflects (i) a $5.1 million increase in purchases and external expenses from $9.1 million in 2017 to $14.3 million in 2018, particularly linked to Calyxt’s increasing activity (from $4.3 million in 2017 to $7.8 million in 2018) explained by costs incurred to ramp up capabilities in advance of commercialization and increases in professional services expenses associated with being a public company, (ii) an increase of $1.3 million in other expenses related to taxes, various depreciation and amortization, and (iii) a decrease of $3.9 million in personnel expenses from $34.5 million to $30.6 million, attributable to a $7.4 million decrease in non-cash stock based compensation and $0.9 million decrease in social charges on stock options partially offset by a $4.4 million increase in wages and salaries, mainly explained by increase in SG&A headcount at Calyxt.

For the years ended December 31, 2016 and 2017 the increase in selling, general and administrative expenses of $1.3 million, or 3.1%, primarily reflects (i) an increase of $1.0 million in personnel expenses from $33.5 million to $34.5 million, attributable to a $2.0 million increase in wages and salaries, and an increase of $1.2 million of non-cash stock-based compensation expense, partly offset by a decrease of $2.2 million of social charges on stock options grants, and (ii) an increase of $0.3 million in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and increased by $0.1 million, due to higher business taxes and higher provisions.

Other operating income and expenses.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Other operating income (expenses)	(99)	232	31	-334.2%	-86.6%

The decrease in other operating income and expenses between the years ended December 31, 2017 and 2018 amounted to $0.2 million. During the year ended December 31, 2018, other operating income and expenses primarily include reversal of commercial litigation provision for $0.6 million, partially offset by social charges paid on former employee compensation for $0.2 million, reversal of subsidy for $0.2 million and other immaterial variances.

The increase in other operating income and expenses between the years ended December 31, 2016 and 2017 amounted to $0.3 million. For the years ended December 31, 2017, other operating income primarily reflects (i) a receivable related to the refund of social charges paid on Cellectis free share grants that expired without being vested for $0.2 million, (ii) reversals of personnel litigation for a total amount of $0.1 million, and is partially offset by other operating expenses for $0.1 million related to social charges paid on former employee compensation.

Financial income.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Financial income	7,147	7,262	20,572	1.6%	183.3%

The increase in financial income of $13.3 million, or 183.3%, between the years ended December 31 2017 and 2018 was mainly attributable to an increase in foreign exchange realized and unrealized gain of $12.4 million and an increase in interest income of $4.8 million and partly offset by a decrease in fair value of financial derivative instruments and current financial assets of $3.9 million.

The increase in financial income of $0.1 million, or 1.6%, between the years ended December 31 2016 and 2017 was mainly attributable to an increase in fair value of financial derivative instruments and current financial assets of $3.2 million and an increase in interest income of $0.5 million partly offset by a decrease in foreign exchange realized and unrealized gain of $3.6 million.

Financial expenses.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Financial expenses	(7,101)	(18,294)	(3,813)	157.6%	-79.2%

The decrease in financial expense of $14.5 million, or 79.2%, between the years ended December 31 2017 and 2018 was mainly attributable to a decrease in foreign exchange realized and unrealized gain of $14.6 million and partly offset by an increase in other financial expense of $0.1 million.

The increase in financial expenses of $11.2 million, or 157.6%, between the years ended December 31 2016 and 2017 was mainly attributable to $13.5 million increase in foreign exchange realized and unrealized loss, partly offset by a decrease in fair value of financial derivative instruments and other current assets of $2.7 million.

Net Income / loss.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Net income (loss)	(67,255)	(103,683)	(88,333)	54.2%	-14.8%

The decrease in net loss of $15.4 million between the years ended December 31, 2017 and 2018 was mainly due to (i) a $27.8 million increase in financial result, (ii) a $13.2 million decrease in non-cash stock-based compensation expense and (iii) a decrease of $1.8 million in social charges on stock options, partially offset by (a) a $12.3 million decrease in revenues and other income, (b) a $7.8 million increase in wages, (c) a $7.1 million increase in purchases, external expenses and other, (d) a $0.2 million decrease in other operating income and (e) a $0.1 increase in royalty expenses.

The increase in net loss of $36.4 million, or 54.2%, between the years ended December 31, 2016 and 2017 was mainly due to (i) a $22.7 million decrease in revenues and other income, (ii) the $11.1 million decrease in financial gain (loss), (iii) a $11.0 million increase in purchases and external expenses, (iv) a $3.1 million increase in wages, (v) a $1.1 million increase in other selling, general and administrative expenses and research and development expenses, (vi) a $0.8 million increase in royalty expenses, partially offset by (a) a $8.2 million decrease in non-cash stock-based compensation expense, and (b) a $5.5 million decrease in social charges on stock options and free share grants. The remaining difference is mainly due to the decrease in other operating expenses.

Gain/Loss attributable to non-controlling interests.

	For the year ended December 31,			% change
	2016	2017	2018	2017 vs 2016	2018 vs 2017
Gain (loss) attributable to non-controlling interests	0	(4,315)	(9,640)	n.a.	123.4%

During the year ended December 31, 2018, we recorded $9.6 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $5.3 million is a result of increase in Calyxt’s net loss and an increase in % of Calyxt common shares being owned by minority shareholders after the follow-on offering in May 2018.

During the year ended December 31, 2017, we recorded $4.3 million in loss attributable to non-controlling interests. The change in net loss attributable to non-controlling interests is a result of 20.3% of Calyxt common shares being owned by minority shareholders after its initial public offering.

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

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Years Ended December 31, 2016, 2017 and 2018

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 2016, 2017 and 2018:

	For the year ended December 31, 2016			For the year ended December 31, 2017			For the year ended December 31, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	399	44,409	44,808	508	24,680	25,188	236	12,495	12,731
External other income	186	11,450	11,637	239	8,290	8,528	178	8,523	8,701

External revenues and other income	585	55,859	56,444	747	32,969	33,715	414	21,018	21,432

Royalty expenses	(468)	(1,309)	(1,777)	(390)	(2,230)	(2,620)	(595)	(2,144)	(2,739)
Research and development expenses	(4,112)	(74,345)	(78,458)	(6,057)	(73,170)	(79,227)	(8,638)	(67,929)	(76,567)
Selling, general and administrative expenses	(4,809)	(38,603)	(43,413)	(13,143)	(31,607)	(44,750)	(21,067)	(26,180)	(47,248)
Other operating income and expenses	(6)	(93)	(99)	6	225	232	(50)	81	31

Total operating expenses	(9,395)	(114,351)	(123,746)	(19,584)	(106,782)	(126,366)	(30,351)	(96,172)	(126,523)

Operating income (loss) before tax	(8,810)	(58,492)	(67,302)	(18,837)	(73,813)	(92,650)	(29,937)	(75,154)	(105,091)

Financial gain (loss)	87	(41)	46	—	(11,032)	(11,032)	1,420	15,339	16,758

Net income (loss)	(8,722)	(58,533)	(67,255)	(18,837)	(84,846)	(103,683)	(28,517)	(59,816)	(88,333)

Net income (loss) from discontinued operations	—	—	—	—	—	—	—	—	—
Non controlling interests	—	—	—	4,315	—	4,315	9,640	—	9,640

Net income (loss) attributable to shareholders of Cellectis	(8,722)	(58,533)	(67,255)	(14,522)	(84,846)	(99,368)	(18,877)	(59,816)	(78,693)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	477	32,731	33,208	967	22,623	23,590	838	16,852	17,689
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	621	24,793	25,414	4,990	20,345	25,335	5,218	11,655	16,873

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,098	57,524	58,622	5,957	42,968	48,925	6,056	28,507	34,563

Adjusted net income (loss) attributable to shareholders of Cellectis	(7,625)	(1,009)	(8,633)	(8,565)	(41,877)	(50,442)	(12,821)	(31,309)	(44,130)

Depreciation and amortization	(345)	(1,866)	(2,211)	(551)	(2,820)	(3,371)	(637)	(1,740)	(2,377)
Additions to tangible and intangible assets	10,410	4,164	14,573	792	1,849	2,642	1,871	3,040	4,911
Impairment of tangible assets	—	—	—	—	(798)	(798)	—	—	—

Therapeutics segment—2017 vs. 2018

External revenues and other income in our Therapeutics segment decreased by $12.0 million, from $33.0 million for the year ended December 31, 2017 to $21.0 million for the year ended December 31, 2018. The decrease was primarily due to a decrease of $12.3 million in collaboration agreement revenues, partially offset by a $0.2 million increase in research tax credit, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group.

The decrease in total operating expenses of $10.6 million, from $106.8 million for the year ended December 31, 2017 to $96.2 million for the year ended December 31, 2018 resulted primarily from (i) lower personnel expenses, attributable, to a decrease of $14.5 million in non-cash stock-based compensation expenses and a decrease of $1.8 million in social charges on stock options, lower other operating expenses for $0.7 million partly offset by an increase of $4.7 million in personnel wages and salaries, and higher purchases, external expenses for $1.7 million.

Operating loss before tax for our Therapeutics segment increased by $1.4 million from $73.8 million for year ended December 31, 2017, to $75.2 million for year ended December 31, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $10.6 million from $41.9 million for year period ended December 31, 2017 to $31.3 million for the year ended December 31, 2018.

Therapeutics segment—2016 vs. 2017

External revenues in our Therapeutics segment decreased by $22.9 million, or 41.0%, from $55.9 million for the year ended December 31, 2016 to $33.0 million for the year ended December 31, 2017. The decrease was primarily due to a decrease of $19.1 million in collaboration agreement revenues and lower subsidies revenue and research tax credit, as described in sections “Revenues” and “Other income” of the Group’s operating result analysis.

The decrease in total operating expenses of $7.6 million, or 6.6%, from the year ended December 31, 2016, to the year ended December 31, 2017 resulted primarily from lower personnel expenses, mainly attributable to the decrease in non-cash stock-based compensation expenses and social charges on stock options grants, and is partially offset by the increase in purchases and external expenses for product development.

Operating loss before tax for our Therapeutics segment decreased by $15.3 million from $58.5 million for year ended December 31, 2016, to $73.8 million for year ended December 31, 2017.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $40.9 million from $1.0 million for year period ended December 31, 2016 to $41.9 million for the year ended December 31, 2018.

Plants segment—2017 vs. 2018

External revenues and other income in our Plants segment decreased by $333 thousand from $747 thousand for the year ended December 31, 2017 to $414 thousand for the year ended December 31, 2018, the decrease was attributable to a strategic decision to focus on in-house development of product candidates and to reduce the amount of subcontracted R&D that we were performing for third parties.

The increase in total operating expenses of $10.8 million from $19.6 million for the year ended December 31, 2017 to $30.4 for the year ended December 31, 2018 resulted primarily from a significant increase in Calyxt’s activities, which contributed to (i) an increase of $4.4 million in personnel expenses, that includes an increase of $1.3 million in non-cash stock-based compensation expenses and an increase of $3.1 million in personnel wages and salaries, (ii) an increase of $6.1 million in purchases, external expenses and other. Increase in these costs is mainly explained to acquire grain prior to our achievement of commercial milestones and to ramp up our capabilities in advance of commercialization and increases in professional services expenses associated with being a public company.

Operating loss before tax for our Plants segment increased by $11.2 million from $18.8 million for the year ended December 31, 2017 to $30.0 million for the year ended December 31, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $4.2 million from $8.6 million for the year ended December 31, 2017 to $12.8 million for the year ended December 31, 2017.

Plants segment—2016 vs. 2017

External revenues in our Plants segment increased by $0.2 million, or 27.6%, from $0.6 million for the year ended December 31, 2016 to $0.7 million for the year ended December 31, 2017.

The increase in operating expenses of $10.2 million, or 108.4%, from the year ended December 31, 2016 to the year ended December 31, 2017 resulted primarily from a significant increase in Calyxt, Inc. activities, higher professional fees related to the cost of becoming a Nasdaq listed company, as well as an increase in non-cash stock-based compensation expenses.

Segment operating loss before tax increased by $10.0 million, or 113.8%, from $8.8 million for the year ended December 31, 2016 to $18.8 million for the year ended December 31, 2017.

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

•

On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 ADS at a public offering price of $31.00 per ADS resulting in gross proceeds of $175 million. On May 11, 2018, in connection with the exercise by the underwriters of the follow-on offering of their option to purchase additional shares, Cellectis closed the sale of an additional 500,000 ADS at the public offering price of $31.00 per ADS resulting in additional gross proceeds of $15.5 million.

•

On May 22, 2018, Calyxt, Inc. completed a follow-on offering of its common stock. Calyxt, Inc. sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share, including 457,500 shares of common stock pursuant to the exercise of the underwriters’ option to purchase additional shares. In the aggregate, Calyxt, Inc. received net proceeds from the follow-on offering and exercise of the overallotment option of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million.

Liquidity management

As of December 31, 2018 we had current financial assets and cash and cash equivalents of $451.9 million comprising cash and cash equivalents of $451.5 million and current financial assets of $0.4 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalent denominated in U.S. dollars is $298.1 million as of December 31, 2018. Current financial assets denominated in U.S. Dollars amounted to $0.4 million as of December 31, 2018.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Net cash flows provided by (used in) operating activities	(32,710)	(52,327)	(68,137)
Net cash flows provided by (used in) investing activities	(53,137)	1,784	35,623
Net cash flows provided by (used in) financing activities	485	41,266	236,494

Total	(85,362)	(9,277)	203,981

Effect of exchange rate changes on cash	(2,181)	11,089	(8,860)

Year Ended December 31, 2018

The net cash flows used in operating activities are mainly due to cash payments of $41.8 million to suppliers, wages and social expenses of $19.3 million, rent payments of $4.3 million and $20.3 million of other operating payments and payments to Calyxt suppliers, partially offset by $4.7 million of payments received from Servier and Pfizer/Allogene Therapeutics pursuant to our collaboration agreements, $1.5 million of payments received from licenses, $6.9 million of interest received and $4.5 million of VAT and other taxes reimbursement as well as other variances.

The net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $4.9 million included $0.2 million of intangible assets, offset by (i) the proceeds from disposal of $1.3 million included Calyxt’s sale and leaseback agreement transaction for certain equipment for $1.2 million, (ii) the reimbursement of $0.2 million related to the termination of a liquidity contract that we were party to with Natixis Securities and by (iii) the proceeds from current financial assets of $39.0 million.

The net cash flows provided by financing activities mainly reflects (i) the net proceeds after deducting underwriting discounts and commissions and offering expenses of $178.6 million from the Cellectis follow-on offering, (ii) the net proceeds, after deducting underwriting discounts and commissions and offering expenses and the purchase price paid by Cellectis with respect to our purchase of 550,000 shares of Calyxt common stock purchased by Cellectis in the offering, of $48.8 million, (iii) the exercise of 322,068 Cellectis stock options during the period for $7.5 million, (iv) the exercise of 592,342 Calyxt stock options during the period for $2.4 million, (v) the subscription of non-employee warrants for $0.2 million and (vi) the reimbursement of $0.3 million related to the termination of our liquidity contract with Natixis Securities, partially offset by Cellectis’ purchase on June 14, 2018 of 63,175 shares of Calyxt common stock from employees and nonemployees of Calyxt and Cellectis at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) for $1.2 million.

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

The net cash flows provided by financing activities mainly reflects the net proceeds of the Calyxt IPO of $38.1 million, on a consolidated basis, the subscription of non-employee warrants for $0.3 million, and exercises of 121,492 BSPCE warrants and 31 873 stock options by employees during the period for $2.7 million.

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

The net cash flows used in investing reflects our use of $10.0 million for the acquisition of land by Calyxt and the building of its greenhouse, and the acquisition of $37.5 million of current financial assets at Cellectis S.A.

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

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through 2021. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

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

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the capacity of manufacturing our products in France and in United States;

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

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2018, we had 113 employees engaged in research and development activities. In the years ended December 31, 2016, 2017 and 2018 we spent $78.5 million, $79.2 million and $76.6 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

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

We entered into seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

F.	Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2018. Future events could cause actual payments to differ from these estimates.

As of December 31, 2018	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Sale and lease-back agreement	31,668	1,858	3,748	3,154	22,908
Facility lease agreements	28,230	2,290	7,814	8,193	9,933
License agreements	18,093	1,237	2,474	2,474	11,907
Manufacturing agreements	10,293	10,293	—	—	—
Other agreements	12,356	7,754	4,602	—	—

Total contractual obligations	100,641	23,433	18,638	13,822	44,749

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

We also provided Letters of Credit to the landlords of our facilities in New York.

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

The following table sets forth information regarding our executive officers and directors as of March 11, 2019. Unless otherwise stated, the address for our executive officers and directors is 8, rue de la Croix Jarry, 75013 Paris, France.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	54	Chairman of the Board, Chief Executive Officer, and Co-Founder
Elsy Boglioli	37	Chief Operating Officer
Philippe Duchateau, Ph.D.	56	Chief Scientific Officer
Eric Dutang	45	Chief Financial Officer
Stephan Reynier	50	Chief Regulatory Officer

David Sourdive, Ph.D.	52	Director, Executive Vice President, Technical Operations and Co-Founder
Marie-Bleuenn Terrier	37	General Counsel

Non-Employee Directors:
Laurent Arthaud	56	Director
Pierre Bastid	64	Director
Rainer Boehm, M.D.	58	Director
Alain Godard	73	Director
Hervé Hoppenot	59	Director
Annick Schwebig, M.D.	68	Director

André Choulika, Ph.D., is one of the founders of Cellectis and served as Chief Executive Officer since the company’s inception in 1999. He is Chairman of the Board of Directors since 2011 and President and Chairman of the board of directors of Calyxt, Inc. since August 2010. From 1997 to 1999, Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was one of the inventors of nuclease-based genome editing technologies and a pioneer in the analysis and use of meganucleases to modify complex genomes. After receiving his Ph.D. in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. His management training is from HEC (Challenge +). Based on Dr. Choulika’s deep knowledge of the company and scientific experience, we believe Dr. Choulika has the appropriate set of skills to serve as our chief executive officer and a member of our board of directors.

Elsy Boglioli, joined Cellectis in December 2017 as Executive Vice President, Strategy and Corporate Development. She was named Chief Operating Officer in March 2018. Prior to joining Cellectis, she worked at Boston Consulting Group (BCG) where she served as Partner and Managing Director, and leader of BCG’s biotech-focused business in Europe. At BCG, she was also a member of the global biopharma leadership team and global strategy practice management team and served as regional head of the strategy practice for Europe. Ms. Boglioli graduated from Ecole Polytechnique in Paris, France and holds a master’s degree in economy and management from Pompeu Fabra University in Barcelona, Spain.

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

David Sourdive, Ph.D., is a co-founder of Cellectis and has held the position of Executive Vice President, Technical Operations since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. From 2009 to 2012, he served as President of Ectycell SAS, and since 2012, he has served on its supervisory committee. Since February 2014, Dr. Sourdive has also served on the board of directors of Mediterranean Institute for Life Sciences. Since June 2015, he has served on the board of directors of Eukarÿs SAS, and since 2017 Dr. Sourdive serves on the Board of Omics SAS. Since December 2018, he has served on the board of directors of Enobraq SAS. He previously served on the boards of directors of Cellectis AB, Medicen Paris Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +). We believe Dr. Sourdive’s extensive experience in business and the biotechnology industry qualifies him to serve on our board of directors.

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

Laurent Arthaud has served as a member of our board of directors since October 28, 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Calyxt, Inc., Kurma Life Sciences Partners, Adocia, Sparinvision, Aledia and Ribogenics, Inc.. He served on the board of directors of TxCell from 2012 to 2018, on the board of directors of Emertee Gestion from 2006 to 2016, and on the board of directors of Scynexis, Inc. from 200 to 2015. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique. We believe Mr. Arthaud’s extensive investment experience in the biotechnology industry qualifies him to serve as a member on our board of directors.

Pierre Bastid has served as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving on the board of directors of Pharnext (a biotechnology company), and DCTV Center New-York, and of a series of his owned investment and private equity companies. Mr. Bastid also advises a number of investment and private equity firms. Mr. Bastid is a trustee of the Juilliard School of Music and other non-profit organizations based in the United States. We believe Mr. Bastid’s extensive business experience qualifies him to serve as a member on our board of directors.

Rainer Boehm, M.D., has served as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is currently serving on the board of directors of Humanigen, Inc. and Nordic Nanovector ASA since 2018. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. He led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma, as well as ad interim CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France. We believe Mr. Boehm’s extensive business and medical experience in pharmaceutical industry qualifies him to serve as a member on our board of directors.

Alain Godard has served as a member of Cellectis’ board of directors since 2007. In addition, Mr. Godard is currently serving on the board of directors of Calyxt, Inc. He is a graduate of the Ecole Nationale Supérieure Agronomique de Toulouse and began his agronomy career in 1967 in Africa as a researcher at the Institut de Recherche pour les Huiles et Oléagineux. He joined the French chemical group Rhône-Poulenc in 1975 where he held various management positions in France and abroad before becoming CEO of the agrochemical subsidiary in 1991. In 1999 he was directly involved in the merger of Rhône-Poulenc and Hoechst to create Aventis and was appointed CEO of the Aventis CropScience subsidiary with a significant involvement in seeds and agricultural biotechnology. He left Aventis in 2002 to create a consulting company, SARL Godard & Co., specialized in agriculture and biotechnology, where he has served as Chief Executive Officer since 2009. Until 2016, Mr. Godard also served on the board of directors of Fermentalg S.A. We believe Mr. Godard’s leadership and management expertise in the plant biotechnology field qualifies him to serve as a member of our board of directors.

Hervé Hoppenot has served as a member of Cellectis’ board of directors since 2017. He serves as President and Chief Executive Officer of Incyte Corporation since 2014, and was appointed Chairman of the Board of Directors in 2015. Incyte is one of the fastest growing biopharmaceutical companies in the U.S. Prior to joining Incyte, Mr. Hoppenot was the President of Novartis Oncology, which included $11 billion in global sales, the largest oncology pipeline in the industry and 8000 employees in 50 countries. Prior to joining Novartis in 2003, Mr. Hoppenot started his career in 1983 with Rhone Poulenc, later known as Aventis, where he served in several senior roles of increasing responsibility, including Vice President of Oncology and Head of the US Oncology business unit. He and his family are dual citizens of France and the United States, having moved to the U.S. in 1991. We believe Mr. Hoppenot’s business experience in the biotechnology industry qualifies him to serve as a member of our board of directors.

Annick Schwebig, M.D., has served as a member of our board of directors since October 28, 2011. In 2000, she founded the French subsidiary of Actelion, of which she is a Senior Advisor. She formerly served as the General Manager of Actelion from 2000 to 2015. Actelion is a biopharmaceutical company specializing in innovative treatments to serve unmet medical needs. She is also a director of Inventiva Pharma, a biopharmaceutical company, and B Cell Design, a biotechnologies company. A graduate of the University of Paris medical school, Dr. Schwebig worked as a senior manager at the biopharmaceuticals company Bristol-Myers Squibb for 17 years from 1983 to 2000. We believe Dr. Schwebig’s extensive experience in the biopharmaceutical industry qualifies her to serve as a member on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2018, was $5.7 million. For the year ended December 31, 2018, 50,000 stock options with an exercise price of €24.80 per ordinary share were issued to executive officers as compensation under the 2018 Stock Option Plan and 40,000 free shares were issued to executive officers as compensation under the Second Free Shares 2018 Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $38,135 for the year ended December 31, 2018.

In connection with the vesting on June 14, 2018 of Restricted Stock Units (RSU) granted to certain employees and non-employees of Calyxt Inc. and Cellectis SA, Cellectis SA purchased 2,352 common shares of Calyxt and 1,470 Calyxt shares at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) directly from Mr. André Choulika and Mr. Jean Marie Messier respectively in connection with share purchase transactions dated June 13 2018.

Service Agreements

Mr. Godard, a member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy. We paid €56 thousand (or $66 thousand) in compensation for those services in fiscal year 2018.

Change of Control Benefits

We seek to balance the potential costs of change of control provisions with the costs that would arise from fear of job loss and other distractions that may result from potential, rumored or actual changes of control. As a result, after careful evaluation of the implications and economics of a change of control plan, on September 4, 2014, our board of directors adopted a change of control plan. As amended on December 11, 2014, the change of control plan provides benefits for certain of our executive officers and several other senior employees of our company.

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

We expect to maintain customary liability insurance coverage for our directors and executive officers, including insurance against liability under the Securities Act. With certain exceptions and subject to limitations on indemnification under French law, this insurance coverage will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance coverage is necessary to attract qualified directors and executive officers.

This insurance coverage may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. It also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to this insurance coverage.

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

As of December 31, 2018, 19,702 employee warrants exercisable for an aggregate of 19,702 ordinary shares at a weighted average exercise price of €7.97 per share, were outstanding.

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

As of December 31, 2018, 899,225 non-employee warrants exercisable for an aggregate of 899,225 ordinary shares at a weighted average exercise price of €28.32 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof.

Free Shares

Under our 2012, 2013, 2014, 2015, 2018 and Second 2018 Free Share Plans, we have granted free shares to certain of our employees and officers. Our current plan, the Second 2018 Free Share Plan, was adopted by our board of directors on August 1, 2018.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, and our Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Our board of directors has the authority to administer the 2012, 2013, 2014, 2015, 2018 and Second 2018 Free Share Plans. Subject to the terms of these Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period must be at least two years from the date of grant and the holding period must be two years from the end of the vesting period, with no holding period applicable to beneficiaries for whom the vesting period was four years or longer for the 2012, 2013, 2014 and 2015 Free Shares Plans. For the 2018 Free Share Plans, our shareholders have determined that the vesting period must be at least one year from the date of grant and the holding period must be one year from the end of the vesting period, with no holding period applicable to beneficiaries for whom the vesting period was two years or longer.

The board of directors has the authority to modify awards outstanding under our Free Share Plans, subject to the consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to release a beneficiary from the continued service condition during the vesting period after the termination of the employment.

The free shares granted under the Free Share Plans will be definitively acquired at the end of the vesting period as set by our board of directors subject to continued service during the vesting period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the vesting period, the beneficiary will be the owner of the shares. However, the shares may not be sold, transferred or pledged during the holding period. In the event of disability before the end of the vesting period, the free shares shall be definitively acquired by the beneficiary on the date of disability. In the event the beneficiary dies during the vesting period, the free shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death. 15,600 free shares granted in 2015 under the 2015 Free Share Plan will be acquired on May 18, 2019 for the Non-French residents subject to the continued service of the beneficiaries.

Stock Options

On March 24, 2015, according to the authorization granted by our shareholders meeting held on February 16, 2015, our board of directors adopted the 2015 Stock Option Plan, on October 28, 2016, according to the authorization granted by our shareholders meeting held on May 17, 2018, our board of directors adopted the 2016 Stock Option Plan, on October 11, 2017, according to the authorization granted by our shareholders meeting held on June 26, 2017, our board of directors adopted our 2017 Stock Option Plan; and on August 1, 2018, according to the authorization granted by our shareholders meeting held on June 26, 2018, our board of directors adopted our current 2018 Stock Options Plan. The 2015 Stock Option Plan, the 2016 Stock Option Plan, the 2017 Stock Option Plan and the 2018 Stock Option Plan (collectively, the “Stock Option Plans”) follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option will be no less than ninety-five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of the board of directors decision to grant the options. The maximum number of ordinary shares, which may be subject to stock options issued is 8,938,106, provided that our board of directors may decide of new grant of options only under our current 2018 Stock Option Plan with a maximum of 2,890,546 additional ordinary shares. Incentive Stock Options and Non-qualified stock options may be granted under the Stock Option Plans.

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

During the year ended December 31, 2018:

Cellectis S.A.

•

43,000 free shares have been granted in October, 2018 under the Second 2018 Free Share Plan and are under the vesting period of one year and a holding period of one year for the French residents and vesting period of two years for the US residents, of which 40,000 free shares have been granted to our officers;

•	100,000 stock options have been granted in October, 2018 under the 2018 Stock Option Plan and are under the vesting period of four year.

Calyxt, Inc.

During the year ended December 31, 2018, our subsidiary Calyxt granted options and restricted stock unit representing a 3.1% interest to a group of its employees, directors, executive officers and consultants.

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

Name	Current Position	Year of Initial Appointment	Term Expiration Year
André Choulika, Ph.D.	Chairman	2000	2021
David Sourdive, Ph.D.	Director	2000	2021
Alain Godard	Director	2007	2021
Pierre Bastid	Director	2011	2020
Laurent Arthaud	Director	2011	2020
Annick Schwebig, M.D.	Director	2011	2020
Hervé Hoppenot	Director	2017	2020
Rainer Boehm, M.D.	Director	2017	2020

Pursuant to new French regulations, which entered into effect on January 1, 2018, any company having more than 10 employees must, on or before January 1st, 2020, implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the various employee representative bodies, including the Délégation Unique du Personnel initially in place at Cellectis. We proceeded with the election, for a two-year term, of this Social and Economic Committee in September 21, 2018.

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

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of three members of the board of directors: Messrs. Bastid, Arthaud, and Hoppenot.

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

As of December 31, 2018, we had 171 employees, 161 of whom are full-time, 62 of whom hold Ph.D. or M.D. degrees, 113 of whom were engaged in research and development activities and 58 of whom were engaged in business development, legal, finance, information systems, facilities, human resources or administrative support. As of December 31, 2018, 85 of our employees were located in France and 86 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2018 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2019. The percentage ownership information shown in the table is based upon 42,430,069 ordinary shares outstanding as of December 31, 2018.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Bpifrance Participations	2,879,500	6.79%
Pfizer, Inc. (1)	2,789,252	6.57%
FMR LLC (2)	4,227,093	9.96%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D (3)	1,702,903	4.01%
David Sourdive, Ph.D. (4)	1,570,819	3.70%
Philippe Duchateau, Ph.D. (5)	509,197	*
Eric Dutang (6)	257,373	*
Marie-Bleuenn Terrier (7)	451,724	*
Stephan Reynier (8)	190,973	*
Elsy Boglioli (9)	45,000	*
Alain Godard (10)	201,724	*
Pierre Bastid (11)	3,479,119	8.20%
Laurent Arthaud	0	*
Annick Schwebig, M.D. (12)	162,115	*
Hervé Hoppenot (13)	13,333	*
Rainer Boehm, M.D. (14)	13,333	*
All directors and executive officers as a group (13 persons)	8,597,614	20.26%

*	Represents beneficial ownership of less than one per cent.
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

(3)

Includes 219,173 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 175,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 120,525 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 141,548 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan and 50,625 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan.

(4)

Includes 175,343 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 153,125 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 105,460 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 123,855 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan and 30,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan. Includes 703,041 shares held by Viveoo SARL.

(5)

Includes131,508 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 131,250 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 90,394 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 106,161 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan and 11,250 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan.

(6)

Includes 13,125 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 90,394 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 123,855 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan and 30,000 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan.

(7)

Includes 87,671 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 78,750 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 105,460 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 123,855 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan and 30,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan.
(8)

Includes 39,452 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 35,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 44,142 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 42,256 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan and 15,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan.

(9)	Includes 45,000 ordinary shares that Mrs. Boglioli has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan.
(10)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 26,667 non-employee warrants, which are exercisable since October 28, 2017 and 13,333 non-employee warrants, which are exercisable since October 10, 2018.

(11)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 26,667 non-employee warrants, which are exercisable since October 28, 2017, 13,333 non-employee warrants, which are exercisable since October 10, 2018 and includes 3,298,944 shares held by Lohas SARL.

(12)

The ordinary shares include 30,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 26,667 non-employee warrants, which are exercisable since October 28, 2017 and 13,333 non-employee warrants, which are exercisable since October 10, 2018.

(13)	The ordinary shares include 13,333 non-employee warrants which are exercisable since October 10, 2018.
(14)	The ordinary shares include 13,333 non-employee warrants which are exercisable since October 10, 2018.

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

As of December 31, 2018, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 52.10% of our outstanding ordinary shares were held in the United States by 114 holders of record.

B.	Related Party Transactions

Since January 1, 2012, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Alliance agreement

Pfizer purchased 10% of our then-outstanding ordinary shares on July 31, 2014. The revenues booked for Pfizer in the years ended December 31, 2016, 2017 and 2018 amount to $25.3 million, $19.7 million and $7.4 million respectively. As of December 31, 2018, there no outstanding receivables and Pfizer had a 6.57% ownership in Cellectis.

Conditional advances and subsidies

Bpifrance, which is a shareholder of Cellectis, has granted us conditional advances and subsidies. There was no outstanding conditional advances and subsidies since December 31, 2016.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers

Equity Awards

Since January 1, 2018, we have granted equity awards to certain of our directors and executive officers:

•	On October 8, 2018, we granted 50,000 stock options to certain of our Executive Officers; and

•	On October 8, 2018, we granted 40,000 free shares to our Executive Officers.

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

Transactions with subsidiaries: Calyxt IPO and Key Arrangements

On July 25, 2017, Calyxt completed an initial public offering on the Nasdaq Global Market, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including the full exercise by the underwriters of their over-allotment option). The Company received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds from us to cover a portion of the outstanding obligations owed to Cellectis. Following the initial public offering, Cellectis owns approximately 79.6% of Calyxt’s common stock.

In May, 2018, Calyxt closed a follow-on offering of 4,057,500 ADS at a public offering price of $15.00 per ADS resulting in gross proceeds of $60.9 million. Cellectis purchased 550,000 shares of common stock at the public offering price of $15.00. In addition, in connection with the vesting on June 14, 2018, of restricted stock units for certain employees and nonemployees of Calyxt and Cellectis, Cellectis purchased approximately 63,175 shares of common stock of Calyxt at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) directly from such employees and nonemployees in private transactions pursuant to share purchase agreements dated June 13, 2018.

In connection with Calyxt’s IPO, we and Calyxt entered into certain agreements that relate to our relationship with Calyxt prior to the IPO or that provide a framework for our ongoing relationship with Calyxt. The summaries of the most significant provisions of these agreements. These summaries are qualified in their entirety by reference to the full text of such agreements.

Management Services Agreement

We are party to a management services agreement dated January 1, 2016 and amended July 25, 2017 that we entered into with Calyxt and Cellectis, Inc., a Delaware corporation and our wholly-owned subsidiary (“Cellectis, Inc.”), pursuant to which we and Cellectis, Inc. provide certain services to Calyxt, including certain general management, finance, investor relations, communication, legal, intellectual property, human resources and information technology services. In consideration for such services, Calyxt pays to us and Cellectis, Inc. certain fees, consisting of reimbursement of all costs and expenses reasonably incurred by us in connection with the provision of such services, payment of a mark-up corresponding to a percentage of certain of the costs and expenses, which range from zero to 10%, and reimbursement of costs and expenses of services that are subcontracted by us on Calyxt’s behalf.

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

During fiscal year 2018, Calyxt made payments to us for services provided under the management services agreement of $1,5 million, which excludes direct re-invoicing and royalties paid to us.

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

In consideration for the license from us, Calyxt is required to pay to us, on a product-by-product and country-by-country basis, a royalty of 3% of net sales less costs for grain and seed of any products that are covered by the patents licensed from us. In addition, Calyxt will be required to pay us 30% of revenue Calyxt receives for sublicensing its rights under the agreement to third parties. Calyxt’s payment obligations to us will expire upon the expiration of the last-to-expire valid claim of the patents licensed to Calyxt by us.

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

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $2.5 million on December 31, 2018). Moreover, the statutory accumulated deficit is $162.4 million as of December 31, 2018.

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

In March 2019, we entered into a lease agreement for a 82,000 square foot commercial-scale manufacturing facility, called the IMPACT site, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. The IMPACT facility is located in Raleigh, North Carolina. The new manufacturing facility is being designed to provide GMP manufacturing for clinical supply and commercial product upon potential regulatory approval. The facility is planned to be operational by 2021.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADS have been listed on Nasdaq Global Market under the symbol “CLLS” since March 24, 2015. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Growth market of Euronext Paris under the symbol “ALCLS” since February 7, 2007. Prior to that date, there was no public trading market for ADSs or our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADS have been listed on Nasdaq Global Market under the symbol “CLLS” since March 24, 2015 and our ordinary shares have been listed on the Euronext Growth market of Euronext in Paris under the symbol “ALCLS” since February 7, 2007.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Key Provisions of Our By-laws and French Law

The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to this Annual Report.

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

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Regulation 596/2014 of April 16, 2014 and its related delegated regulations (MAR) provides for safe harbor exemptions when the acquisition is made (i) under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and with the General Regulations of the Autorité des marchés financiers or AMF and (ii) for one of the following purposes which shall be provided for in the buy-back program:

•	to decrease our share capital;

•	to meet our obligations arising from debt financial instruments issued by us that are exchangeable into shares;

•	to meet our obligations arising from share option programs, or other allocations of shares, to our employees or to our managers or the employees or managers of our affiliate.

In addition, we benefit from a simple exemption when the acquisition is made under a liquidity contract complying with the general regulations of, and market practices accepted by, the AMF.

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 225-209 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

Under the Market Abuse Regulation 596/2014 of April 16, 2014 (MAR) and in accordance with the General Regulations of the AMF, a corporation shall report to the AMF, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form. In addition, we shall provide to the AMF, on a monthly basis, and to the public, on a quarterly basis, a summary report of the transactions made under a liquidity contract.

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

Extraordinary Shareholders’ Meeting. Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholders’ commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting, except if the answers of the board are posted on the website of the Company at the latest at the end of the shareholder’s meeting.

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

•

under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain foreign investments in us. Additionally, certain investments in a French company relating to certain strategic industries by individual or entities not residents in a member State of the European Union are subject to the prior authorization of the French Ministry of Economy — see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

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

•

in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder in addition to certain obligations; see the section of this Annual Report titled “—Declaration of Crossing of Ownership Thresholds”;

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

The above obligations of declaration apply when crossing each of the above-mentioned thresholds in an upward or downward direction.

In case of failure to declare shares or voting rights exceeding the fraction that should have been declared, such shares shall be deprived of voting rights at shareholders’ meetings for any meeting that would be held until the expiry of a period of two years from the date of regularization of the notification in accordance with Article L. 233-14 of the French Commercial Code. Additional sanctions may apply pursuant to Article L. 621-15 of the French Monetary and Financial Code.

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

Preferential Subscription Right. According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights may be transferred and/or sold during the subscription period relating to a particular offering. Pursuant to French law, the preferential subscription rights will be transferable during a period starting two working days prior to the opening of the subscription period and ending two working days prior to the closing of the subscription period.

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

Further, any investment (i) by an individual or entity located in a country that is not a member State of the European Union or of a member State of the European Economic Area having entered into a convention on administrative assistance against tax evasion and fraud with France, or by a French citizen not residing in France, and (ii) that will result in the relevant investor acquiring the control of, all or part of a business of, or more than 33.33% of the share capital or voting rights of, a company registered in France and developing activities in certain strategic industries, such as, energy, public health, telecommunications, artificial intelligence, cybersecurity, robotics, data collection or dual-use goods and technology is subject to the prior authorization by the French Ministry of Economy. In the absence of such authorization, the relevant investment shall be deemed null and void.

Assignment and Transfer of Shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions (including, in particular, the prohibition on insider trading).

Listing

Our ADSs have been listed on the Nasdaq Global Market under the symbol “CLLS” and our ordinary shares have been listed on the Euronext Growth market of Euronext in Paris under the symbol “ALCLS”.

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is Citibank, N.A. The transfer agent and registrar for our ordinary shares is Société Générale Securities Services.

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

We entered into an underwriting agreement among Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Barclays Capital, Inc. as representatives of the underwriters, on April 4, 2018, with respect to the ADSs sold in our follow-on offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

For additional information on our material contracts, please refer to items 4 and 6 of this Annual Report.

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

The discussion applies to you only if you hold the ADSs as capital assets for U.S. federal income tax purposes (generally, for investment). This section does not apply to you if you are a member of a special class of holders subject to special tax rules, including:

•	a broker;

•	a dealer in securities, commodities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a real estate investment trust;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	a regulated investment company;

•	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;

•	a mutual fund;

•	an individual retirement or other tax-deferred account;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more, by voting power, of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a holder that holds ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes; or

•	a U.S. holder whose functional currency is not the U.S. Dollar.

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

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE ADSs IN YOUR PARTICULAR SITUATIONS, INCLUDING ANY CONSEQUENCES UNDER THE RECENTLY ENACTED LEGISLATION KNOWS AS THE TAX CUTS AND JOBS ACT.

You are a “U.S. holder” if you are a beneficial owner of ADSs and you are or are treated for U.S. federal income tax purposes as:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

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

Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2018 taxable year. No assurances may be given at this time as to our PFIC for 2019. However, our PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

Under attribution rules, if we are a PFIC, U.S. holders of our ADSs will be deemed to own their proportionate shares of our subsidiaries that are PFICs, if any. Like the determination of whether we are a PFIC, the determination of whether any of our subsidiaries is a PFIC is made annually at the end of each taxable year. Assuming a U.S. holder does not receive from a PFIC subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. We currently do not have any non-U.S. subsidiaries that could be PFIC subsidiaries.

U.S. holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs.

Taxation of Dividends

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder, you must include in your gross income the gross amount of any distributions of cash or property (other than certain pro rata distributions of ADSs) with respect to ADSs, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder must include the dividend as ordinary income at the time of actual or constructive receipt. The amount of any dividend income paid in Euro will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain from the sale or exchange of such ADSs. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Consequently, distributions generally will be reported as dividend income for U.S. information reporting purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for 2019 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2018 taxable year. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

The amount of dividend will include any amounts withheld by the Company in respect of French taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. holder’s U.S. federal income tax liability.

Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs. Instead of claiming a credit, a U.S. holder may, subject to generally applicable limitations, elect to deduct such French taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. holder has held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for 2019 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2018 taxable year.

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

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S.-source capital gains exceed such non-U.S.-source capital losses.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Medicare Tax

Certain U.S. holders who are individuals, estates or trusts are required to pay a 3.8% Medicare surtax on all or part of that holder’s “net investment income” (or, in the case of an estate or trust, undistributed “net investment income”), which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs, subject to certain limitations and exceptions. U.S. holders should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs.

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

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder’s U.S. federal income tax liability provided that the appropriate returns are timely filed.

A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing a properly completed and duly executed certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN, W-8BEN-E or other appropriate W-8, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

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

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year.

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20181217 issued on December 17, 2018, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

As ordinary shares of Cellectis are listed on Euronext Growth market of Euronext in Paris, which is an organized market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written agreement (acte).

Although there is neither case law nor official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) has been repealed by the finance bill for 2018 (loi de finances pour 2018) dated December 30, 2017. It used to apply only to individuals and did not generally apply to securities held by a U.S. Holder who is a resident pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

As from January 1, 2018, it has been replaced by a new real estate wealth tax (impôt sur la fortune immobilière) which applies only to individuals owning French real estate assets or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least 1,300,000 euros.

French real estate wealth tax may only apply to a U.S. individual to the extent such individual holds, directly or indirectly, financial rights into a company the assets of which comprise French real estate assets that are not allocated to its operational activity. Such financial rights may be taxable for the fraction of their value representing the French real estate assets that are not allocated to an operational activity. In any case, pursuant to Article 965, 2° of the FTC, shares of an operating company holding French real estate assets in which the relevant individual holds, directly and indirectly, less than 10% of the share capital or voting rights are exempt from real estate wealth tax.

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

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of ordinary shares or the ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

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

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided that all of the following apply to such holder:

•	it is not a French tax resident for French tax purposes; and,

•

it has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and,

•

it has not transferred ordinary shares or ADSs as part of redemption by Cellectis, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as result, be subject to French dividend withholding tax. As an exception, a U.S Holder, established, domiciled or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds.

In case an applicable double tax treaty between France and the U.S. Holder country of residence contains more favorable provisions, a U.S. Holder may not be subject to any French income tax or capital gains tax in case of sale or disposal of any ordinary shares or ADSs of Cellectis even if one or more of the above mentioned statements are not applicable.

Particularly, a U.S. Holder who is a U.S. tax resident for purposes of the Treaty and is entitled to Treaty benefit will not be subject to French tax on any such capital gain, unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

U.S. Holders who own ordinary shares or ADSs through U.S. partnerships that are not residents for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances.

A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 31% (anticipated to be progressively decreased to 25% in the coming years), if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2018, our collaboration revenues would have increased by €0.2 million. Our exposure to currencies other than the U.S. dollar is negligible.

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

For the year ended December 31, 2018, our revenues denominated in U.S. dollars related to the Allogene collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S. dollars amounted to $298.1 million as of December 31, 2018. Current financial assets denominated in U.S. dollars amounted to $0.4 million as of December 31, 2018.

The net foreign exchange result for the fiscal year 2018 is a gain of $10.5 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Depositary Payments for 2018

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

For the year ended December 31, 2018, Citibank, N.A., as Depositary, had made reimbursements to the Company of $151  thousand.

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

Follow-on Offering

On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 ADS at a public offering price of $31.00 per ADS resulting in gross proceeds of $175 million. On May 11, 2018, in connection with the exercise by the underwriters of the follow-on offering of their option to purchase additional shares, Cellectis closed the sale of an additional 500,000 ADS at the public offering price of $31.00 per ADS resulting in additional gross proceeds of $15.5 million.

ITEM 15.	CONTROLS AND PROCEDURES.

(a)

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

(b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2018. Management’s assessment was based on the framework in “Internal Control – Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2018, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

ITEM 15T.	CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Pierre Bastid, Mr. Laurent Arthaud, and Mr. Hervé Hoppenot are audit and finance committee financial experts as defined by the Securities and Exchange Commission rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Pierre Bastid, Mr. Laurent Arthaud, and Mr. Hervé Hoppenot are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2017 and 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2017		2018
	($, in thousands)
Audit Fees	1,751	*	847	**
Audit-Related Fees	—		—
Tax Fees	—		—
Other Fees	—		—
Total	1,751		847

(*)	$539 thousand for Cellectis and $1.212 thousand for Calyxt (of which $898 thousand related to the Nasdaq IPO)
(**)	$513 thousand for Cellectis and $334 thousand for Calyxt

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

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2017 or 2018.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2018 were pre-approved by the audit and finance committee.

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

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of three members of the board of directors: Messrs. Bastid, Arthaud and Hoppenot.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-58 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (status) of the registrant (English translation)				Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1#	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)				Filed herewith

4.1.1	Amendment No. 1 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 20, 2002 (English translation)				Filed herewith

4.1.2	Amendment No. 2 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)				Filed herewith

4.1.3#	Amendment No. 3 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated February 26, 2008	F-1	333-202205	10.1.3	March 12, 2015

4.1.4#	Amendment No. 4 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013 (English translation)	F-1	333-202205	10.1.4	March 12, 2015

4.2	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)				Filed herewith

4.2.1	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)				Filed herewith

4.2.2	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)				Filed herewith

4.2.3	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)				Filed herewith

4.2.4	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)				Filed herewith

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.3	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)				Filed herewith

4.3.1	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)				Filed herewith

4.4	[Reserved]

4.4.1	[Reserved]

4.5	[Reserved]

4.5.1	[Reserved]

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.7	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014				Filed herewith

4.8#	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012 (English translation)	F-1	333-202205	10.8	March 10, 2015

4.8.1#	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013 (English translation)	F-1	333-202205	10.8.1	March 10, 2015

4.8.2#	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013 (English translation)	F-1	333-202205	10.8.2	March 10, 2015

4.9#	Warrant Agreement between Cellectis S.A. and Trout Capital LLC, dated March 24, 2014	F-1	333-202205	10.9	March 10, 2015

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.17†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.19†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.20†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

4.21†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.22†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.23†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.24†#	Second Free Share 2018 Plan	S-8	333-227717	99.3	October 5, 2018

4.25*	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019				Filed herewith

4.26*	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019				Filed herewith

4.27	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016				Filed herewith

4.28	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.29	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.30	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.31	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres				Filed herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2016, 2017 and 2018:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2018 and 2017, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as endorsed by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2019 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in note 2.3 to the consolidated financial statements, the Company changed its revenue recognition method on January 1, 2018, due to the adoption of IFRS 15 “Revenue from Contracts with Customers”.

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

Paris-La Défense, March 11, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cellectis S.A.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Cellectis S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2018 and 2017, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2018 and the related notes, and our report dated March 11, 2019 expressed an unqualified opinion thereon.

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

Ernst & Young et Autres

Paris-La Défense, March 11, 2019

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2017 as restated (*)	December 31, 2018
ASSETS
Non-current assets
Intangible assets	5	1,431	1,268
Property, plant, and equipment	6	7,226	10,041
Other non-current financial assets	7.2	1,004	1,891

Total non-current assets		9,661	13,199
Current assets
Inventories	8	250	275
Trade receivables	9.1	2,753	2,971
Subsidies receivables	9.2	9,524	17,173
Other current assets	9.3	13,713	15,333
Current financial assets	10.1	40,602	388
Cash and cash equivalents	10.2	256,380	451,501

Total current assets		323,221	487,641

TOTAL ASSETS		332,882	500,840

LIABILITIES
Shareholders’ equity
Share capital	14	2,367	2,765
Premiums related to the share capital	14	614,037	828,525
Treasury share reserve		(297)	—
Currency translation adjustment		1,834	(16,668)
Retained earnings (deficit)		(253,702)	(326,628)
Net income (loss)		(99,368)	(78,693)

Total shareholders’ equity - Group Share		264,872	409,301
Non-controlling interests		19,113	40,970

Total shareholders’ equity		283,985	450,272
Non-current liabilities
Non-current financial liabilities	11	13	1,018
Non-current provisions	17	3,430	2,681

Total non-current liabilities		3,443	3,699

Current liabilities
Current financial liabilities	11	21	333
Trade payables	11	9,460	15,883
Deferred revenues and contract liabilities	13	27,975	20,754
Current provisions	17	1,427	1,530
Other current liabilities	12	6,570	8,369

Total current liabilities		45,453	46,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		332,882	500,840

The accompanying notes form an integral part of these Consolidated Financial Statements

(*)

2017 consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between the consolidated financial statements presented in previous periods and the 2018 consolidated financial statements is available in Note 2.3.

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2016	2017	2018
Revenues and other income

Revenues	3.1	44,808	25,188	12,731

Other income	3.1	11,637	8,528	8,701

Total revenues and other income		56,444	33,715	21,432

Operating expenses

Royalty expenses	3.2	(1,777)	(2,620)	(2,739)
Research and development expenses	3.2	(78,458)	(79,227)	(76,567)
Selling, general and administrative expenses	3.2	(43,413)	(44,750)	(47,248)
Other operating income (expenses)		(99)	232	31

Total operating expenses		(123,746)	(126,366)	(126,523)

Operating income (loss)		(67,302)	(92,650)	(105,091)

Financial income	3.3	7,147	7,262	20,572
Financial expenses	3.3	(7,101)	(18,294)	(3,813)

Financial gain (loss)		46	(11,032)	16,758

Income tax		—	—	—

Net income (loss)		(67,255)	(103,683)	(88,333)

Attributable to shareholders of Cellectis		(67,255)	(99,368)	(78,693)
Attributable to non-controlling interests		—	(4,315)	(9,640)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	16
Basic net income (loss) per share ($ /share)		(1.91)	(2.78)	(1.93)
Diluted net income (loss) per share ($ /share)		(1.91)	(2.78)	(1.93)

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2016	2017	2018
Net income (loss)	(67,255)	(103,683)	(88,333)

Actuarial gains and losses	(30)	(515)	70

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(30)	(515)	70

Currency translation adjustment	(4,278)	23,512	(19,192)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(4,278)	23,512	(19,192)

Total Comprehensive income (loss)	(71,563)	(80,686)	(107,455)

Attributable to shareholders of Cellectis	(71,551)	(75,963)	(97,125)
Attributable to non-controlling interests	(12)	(4,723)	(10,330)

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

$ in thousands

		For the year ended December 31,
	Notes	2016	2017	2018
Cash flows from operating activities
Net loss for the period		(67,255)	(103,683)	(88,333)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		2,211	3,371	2,377
Net loss (income) on disposals		65	40	20
Net financial loss (gain)		(46)	11,032	(16,759)
Expenses related to share-based payments		58,622	50,418	37,218
Provisions		(365)	2,908	(468)
Other non cash items		(1,432)	2	—
Interest (paid) / received		1,694	1,371	6,905

Operating cash flows before change in working capital		(6,507)	(34,540)	(59,040)

Decrease (increase) in inventories		50	(109)	(37)
Decrease (increase) in trade receivables and other current assets		(997)	(549)	(3,696)
Decrease (increase) in subsidies receivables		(1,122)	305	(8,257)
(Decrease) increase in trade payables and other current liabilities		(4,384)	(335)	9,374
(Decrease) increase in deferred income and contract liabilities		(19,750)	(17,099)	(6,480)

Change in working capital		(26,203)	(17,787)	(9,096)

Net cash flows provided by (used in) operating activities		(32,710)	(52,327)	(68,137)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		24	7,164	1,262
Acquisition of intangible assets		(337)	(273)	(171)
Acquisition of property, plant and equipment		(13,696)	(2,383)	(4,715)
Net change in non-current financial assets		175	(125)	221
Sale (Acquisition) of current financial assets		(39,302)	(2,598)	39,025

Net cash flows provided by (used in) investing activities		(53,137)	1,784	35,623

Cash flows from financing activities
Increase in share capital net of transaction costs		713	2,930	186,382
Shares of Calyxt issued to third parties		—	38,257	49,942
Decrease in borrowings		(91)	(41)	(127)
Treasury shares		(137)	120	297

Net cash flows provided by financing activities		485	41,266	236,494

(Decrease) increase in cash		(85,362)	(9,277)	203,981

Cash and cash equivalents at the beginning of the year		342,111	254,568	256,380
Effect of exchange rate changes on cash		(2,181)	11,089	(8,860)

Cash and cash equivalents at the end of the period	10	254,568	256,380	451,501

We present our consolidated statements of cash flows using the indirect method.

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2016, as restated (*)		35,178,614	2,323	509,938	(279)	(17,819)	(185,120)	(24,571)	284,471	789	285,260
Net Loss		—	—	—	—	—	—	(67,255)	(67,255)	—	(67,255)
Other comprehensive income (loss)		—	—	—	—	(4,266)	(30)	—	(4,296)	(12)	(4,308)

Total comprehensive income (loss)		—	—	—	—	(4,266)	(30)	(67,255)	(71,551)	(12)	(71,563)
Allocation of prior period loss		—	—	—	—	—	(24,571)	24,571	—	—	—
Treasury shares		—	—	—	(137)	—	—	—	(137)	—	(137)
Exercise of share warrants and employee warrants	14.1	156,446	9	723	—	—	(6)	—	726	—	726
Share based compensation	15	—	—	57,524	—	—	—	—	57,524	1,098	58,622
Other movements		—	—	—	—	—	77	—	77	—	77

As of December 31, 2016, as restated (*)		35,335,060	2,332	568,185	(416)	(22,085)	(209,651)	(67,255)	271,109	1,876	272,984

As of January 1, 2017, as restated (*)		35,335,060	2,332	568,185	(416)	(22,085)	(209,651)	(67,255)	271,109	1,876	272,984
Net Loss		—	—	—	—	—	—	(99,368)	(99,368)	(4,315)	(103,683)
Other comprehensive income (loss)		—	—	—	—	23,920	(515)	—	23,405	(408)	22,997

Total comprehensive income (loss)		—	—	—	—	23,920	(515)	(99,368)	(75,963)	(4,723)	(80,686)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Capital Increase	14.1	466,950	26	—	—	—	(26)	—	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	23,747	—	23,747	14,510	38,257
Treasury shares		—	—	—	120	—	—	—	120	—	120
Exercise of share warrants, employee warrants and stock options	14.1	158,052	9	2,921	—	—	—	—	2,930	—	2,930
Non-cash stock-based compensation expense	15	—	—	42,968	—	—	—	—	42,968	7,450	50,418
Other movements		—	—	(37)	—	—	(1)	—	(38)	—	(38)

As of December 31, 2017, as restated (*)		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986

As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986
Net Loss		—	—	—	—		—	(78,693)	(78,693)	(9,640)	(88,333)
Other comprehensive income (loss)		—	—	—	—	(18,502)	70	—	(18,432)	(690)	(19,122)

Total comprehensive income (loss)		—	—	—	—	(18,502)	70	(78,693)	(97,125)	(10,330)	(107,455)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Capital Increase	14.1	6,146,000	379	178,230	—	—	2	—	178,611	—	178,611
Transaction with subsidiaries (2)		—	—	—	—	—	26,454	—	26,454	23,488	49,942
Treasury shares		—	—	—	297	—	(58)	—	239	—	239
Exercise of share warrants, employee warrants and stock options	14.1	324,007	19	7,751	—	—	—	—	7,770	—	7,770
Non-cash stock-based compensation expense	15	—	—	28,507	—	—	—	—	28,507	8,711	37,218
Other movements		—	—	—	—	—	(28)	—	(28)	(12)	(40)

As of December 31, 2018		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272

The accompanying notes form an integral part of these Consolidated Financial Statements

(1)

Net proceeds to Calyxt from the Calyxt IPO of $58.0 million after deduction of $3.1 million of underwriting discounts and commissions and $3.3 million of other offering expenses. Equity of Calyxt attributable to non-controlling interests of 20.3% was $11.8 million and equity of Calyxt attributable to Cellectis of 79.3% is $26.4 million (after consideration of Cellectis’ investment in shares of Calyxt issued as part of the Calyxt IPO for a purchase price of $20 million).

(2)

On May 22, 2018, Calyxt Inc completed a follow-on offering of its common stock. Calyxt Inc sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share, including 457,500 shares of common stock pursuant to the exercise of the underwriters’ option to purchase additional shares. In the aggregate, Calyxt Inc received net proceeds from the follow-on offering and exercise of the overallotment option of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million. Transaction with subsidiaries also includes the exercise of 592,342 Calyxt stock options during the period for $2.4 million, partially offset by Cellectis’ purchase on June 14, 2018 of 63,175 shares of Calyxt common stock from employees and nonemployees of Calyxt and Cellectis at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) for $1.2 million.

(*)

2017 consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between the consolidated financial statements presented in previous periods and the 2018 consolidated financial statements is available in Note 2.3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 2018

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2018 were approved by our Board of Directors on March 7, 2019.

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

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2018 but had no significant impact on the Consolidated Financial Statements (see Note 2.3 for discussion of IFRS 15 adoption):

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2019. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The application of this standard will lead Cellectis to recognize in the balance sheet most of our lease commitments, without separation between “operating lease” and “finance lease” contracts. The work related to the first application of this standard, as of January 1, 2019, continued during the year. We identified all lease contracts for the Group and we analyzed the contract substance with the criteria of the new standard (identification of a lease contract, assessment of the duration of the contract, evaluation and determination of discount rate, etc.). On the basis of the modified retrospective method, the main expected impact on the consolidated financial statements is an increase of about $35.0 million - $45.0 million in “right-of-use” assets and an increase in lease liabilities under contracts in which the Group is a lessee and currently identified as “operating lease” contracts. These contracts mainly include office buildings, laboratories, production facilities and storage facilities. Commitments related to these contracts are currently presented as off-balance sheet commitments (see Note 18 Commitments) in “facility lease agreements” which are presented without application of a discount rate. In our statements of consolidated operations, the application of this standard will result in a reduction in rental expenses under “operating leases” and an increase in depreciation and financial expenses.

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

•

The recalculation of translation adjustments has an effect on the allocation of total equity for the comparative periods presented between currency translation adjustments and other components of shareholders’ equity and the amount of other comprehensive income (loss), such as indicated in the following tables:

As of December 31, 2016	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Total non-current assets	17,963	18,935	—	18,935
Total current assets	296,459	312,497	—	312,497

TOTAL ASSETS	314,422	331,432	—	331,432

Shareholders’ equity
Capital	1,767	1,862	470	2,332
Premiums, Retained earnings (deficit) and Net income (loss)	254,834	268,622	24,432	293,054
Treasury share reserve	(307)	(324)	(92)	(416)
Currency translation adjustment	2,501	2,636	(24,810)	(22,174)

Total shareholders’ equity - Group Share	258,795	272,795	—	272,795

Non-controlling interests	1,779	1,875	—	1,875
Total shareholders’ equity	260,574	274,671	—	274,671
Total non-current liabilities	560	590	—	590
Total current liabilities	53,288	56,171	—	56,171

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	314,422	331,432	—	331,432

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.94867 euro for 1 dollar.
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

2.3 IFRS15 application

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018.

The different categories of contracts with customers of Cellectis, which have been reviewed are:

•	Collaboration agreements and;

•	Licensing agreements.

Cellectis applies IFRS 15 with effect from January 1, 2018 using the full retrospective method. The application of IFRS 15 led to a deferral of collaboration revenue (specifically milestone payments) from fiscal year 2015 with a negative opening equity adjustment of $1.7 million as of January 1, 2016. Except for this opening equity impact presented below, IFRS 15 has no impact in the financial statements for fiscal years 2016 and 2017.

	January 1st, 2016 as presented	IFRS 15 restatement	January 1st, 2016 as restated
	$ in thousands
Total non-current assets	7,451	—	7,451

Total current assets	363,863	—	363,863

TOTAL ASSETS	371,314	—	371,314

Shareholders’ equity			—
Share capital	2,323	—	2,323
Premiums related to the share capital	509,938	—	509,938
Treasury share reserve	(279)	—	(279)
Currency translation adjustment	(17,853)	34	(17,819)
Retained earnings (deficit)	(185,120)	—	(185,120)
Net income (loss)	(22,796)	(1,775)	(24,571)

Total shareholders’ equity - Group Share	286,212	(1,742)	284,471
Non-controlling interests	789	—	789

Total shareholders’ equity	287,002	(1,742)	285,260

Total non-current liabilities	548	—	548

Current liabilities			—
Current financial liabilities	2,091	—	2,091
Trade payables	7,197	—	7,197
Deferred revenues and contract liabilities	59,615	1,742	61,357
Current provisions	1,038	—	1,038
Other current liabilities	13,823	—	13,823

Total current liabilities	83,765	1,742	85,506

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	371,314	—	371,314

	December 31, 2016 as presented	IFRS 15 restatement	December 31, 2016 as restated
		$ in thousands
Total non-current assets	18,935	—	18,935

Total current assets	312,498	—	312,498

TOTAL ASSETS	331,432	—	331,432

Shareholders’ equity			—
Share capital	2,332	—	2,332
Premiums related to the share capital	568,185	—	568,185
Treasury share reserve	(416)	—	(416)
Currency translation adjustment	(22,174)	89	(22,085)
Retained earnings (deficit)	(207,875)	(1,775)	(209,650)
Net income (loss)	(67,255)	—	(67,255)

Total shareholders’ equity - Group Share	272,795	(1,686)	271,109
Non-controlling interests	1,876	—	1,876

Total shareholders’ equity	274,671	(1,686)	272,985

Total non-current liabilities	590	—	590

Current liabilities			—
Current financial liabilities	1,730	—	1,730
Trade payables	9,722	—	9,722
Deferred revenues and contract liabilities	38,929	1,686	40,615
Current provisions	594	—	594
Other current liabilities	5,196	—	5,196

Total current liabilities	56,171	1,686	57,857

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	331,432	—	331,432

	December 31, 2017 as presented	IFRS 15 restatement	December 31, 2017 as restated
	$ in thousands
Total non-current assets	9,661	—	9,661

Total current assets	323,221	—	323,221

TOTAL ASSETS	332,882	—	332,882

Shareholders’ equity			—
Share capital	2,367	—	2,367
Premiums related to the share capital	614,037	—	614,037
Treasury share reserve	(297)	—	(297)
Currency translation adjustment	1,978	(144)	1,834
Retained earnings (deficit)	(251,927)	(1,775)	(253,702)
Net income (loss)	(99,368)	—	(99,368)

Total shareholders’ equity - Group Share	266,791	(1,919)	264,873
Non-controlling interests	19,113	—	19,113

Total shareholders’ equity	285,904	(1,919)	283,985

Total non-current liabilities	3,443	—	3,443

Current liabilities			—
Current financial liabilities	21	—	21
Trade payables	9,460	—	9,460
Deferred revenues and contract liabilities	26,056	1,919	27,975
Current provisions	1,427	—	1,427
Other current liabilities	6,570	—	6,570

Total current liabilities	43,534	1,919	45,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332,882	—	332,882

	Share Capital Ordinary Shares							Equity
$ in thousands	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2016, as presented	35,178,614	2,323	509,938	(279)	(17,853)	(185,120)	(22,796)	286,212	789	287,002
IFRS 15 restatement	—	—	—	—	34	—	(1,775)	(1,742)	—	(1,742)
As of January 1, 2016, as restated	35,178,614	2,323	509,938	(279)	(17,819)	(185,120)	(24,571)	284,471	789	285,260

	Share Capital Ordinary Shares							Equity
$ in thousands	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as presented	35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671
IFRS 15 restatement	—	—	—	—	89	(1,775)	—	(1,686)	—	(1,686)
As of January 1, 2017, as restated	35,335,060	2,332	568,185	(416)	(22,085)	(209,651)	(67,255)	271,109	1,876	272,984

	Share Capital Ordinary Shares							Equity
$ in thousands	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as presented	35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904
IFRS 15 restatement	—	—	—	—	(143)	(1,775)	—	(1,919)	—	(1,919)
As of January 1, 2018, as restated	35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986

	As of December 31,	IFRS 15	As of December 31,
	2016, as presented	restatement	2016, as restated
	$ in thousands
Deferred revenues and contract liabilities	38,929	1,686	40,615

Total Deferred revenue and contract liabilities	38,929	1,686	40,615

	As of December 31,	IFRS 15	As of December 31,
	2017, as presented	restatement	2017, as restated
	$ in thousands
Deferred revenues and contract liabilities	26,056	1,919	27,975

Total Deferred revenue and contract liabilities	26,056	1,919	27,975

2.4 Basis of consolidation

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

Consolidated entities

For the year ended December 31, 2018, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of December 31, 2018, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 69.5% of Calyxt’s outstanding shares of common stock. As of December 31, 2017, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock.

Until July 25, 2017, Cellectis S.A. fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8,050,000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. On May 22, 2018, Calyxt, Inc. completed a follow-on offering of its common stock. Calyxt, Inc. sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share, including 457,500 shares of common stock pursuant to the exercise of the underwriters’ option to purchase additional shares. In the aggregate, Calyxt, Inc. received net proceeds from the follow-on offering and exercise of the overallotment option of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million.

Our 2016 Consolidated Financial Statements include the operations of Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. The two subsidiaries were fully owned by Cellectis S.A. during the year ended December 31, 2016.

Non-controlling interests

Non-controlling shareholders hold a 30.5% interest in Calyxt, Inc. as of December 31, 2018 and a 20.3% interest in Calyxt, Inc. as of December 31, 2017. These non-controlling interests were generated during the initial public offering of Calyxt, Inc. and a follow-on offering as described above.

2.5 Foreign currency

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

2.6 Use of judgment, estimates and assumptions

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

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Accounting policies

Collaboration agreements and licenses

The new standard IFRS 15 “Revenue from contracts with customers” is of mandatory application since January 1, 2018. Such standard was applied by Cellectis using the full retrospective method. Therefore, we restated 2016 opening balance sheet i.e. January 1, 2016. Please see note 2.3 for more details.

Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which Cellectis expects to be entitled in exchange for transferring goods and services to customers (and it will collect consideration to which it will be entitled). That is, revenue is recognized when Cellectis satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and or/ services) to a customer, i.e. when the customer obtains control of these goods or services. Since January 1st, 2016, the application of this standard impacted primarily the milestones recognition from our collaboration contracts.

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

Milestone payments represent amounts received from our collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. Such payments are considered variable consideration. We recognize milestone payments when it is highly probable that any revenue recognized will not be subsequently reversed. This includes consideration of whether the performance obligation is achieved and may be when the triggering event has occurred, depending on the nature of the triggering event, there are no further contingencies or services to be provided with respect to that event, and the co-contracting party has no right to require refund of payment. The triggering event may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement. As a consequence, milestones payments are recognized as a contract liability in our statement of financial position.

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales achieved by co-contracting parties under our license arrangements. As we have no products approved for sale, we have not received any royalty revenue to date. Royalty revenues, if earned, will be recognized at the later of when (1) the subsequent sale or usage occurs; and (2) the performance obligation to which the sales-based or usage-based royalties relates has been satisfied.

Research and development costs reimbursements are recognized with respect to the policy described in section “Sales of products and services” below.

Revenues from technology licenses are recognized ratably over the period of the license agreements.

Sales of products and services

Revenues on sales of products are recognized once the control over the delivered products is transferred to the customer. We also offer research services, which revenue is recognized over time, as the customer receives the benefits of the services.

Research Tax Credit

The main Research Tax Credit from which we benefit is the Crédit d’Impôt Recherche, or “CIR”, which is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred, as well as in the next three years. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three-year period, the difference is repaid in cash to the entity by the authorities. If a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, immediate payment of the Research Tax Credit can be requested. Cellectis S.A., meets such criteria.

We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities. When tax authorities’ payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
From France	44,409	24,680	12,495
From USA	399	508	236

Revenues	44,808	25,188	12,731

Research tax credit	10,038	8,327	8,561
Subsidies and other	1,599	201	140

Other income	11,637	8,528	8,701

Total revenues and other income	56,444	33,715	21,432

For the years ended December 31, 2018, 2017 and 2016, the revenue from France was generated by Cellectis S.A.

For the years ended December 31, 2018, 2017 and 2016, the revenue from USA was generated by Calyxt, Inc.

Revenues by nature

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Recognition of previously deferred upfront payments	20,856	14,875	7,114
Other revenues	21,035	7,945	3,383

Collaboration agreements	41,891	22,821	10,497

Licenses	2,771	2,270	2,142
Products & services	145	97	92

Total revenues	44,808	25,188	12,731

Revenues are primarily generated by therapeutics activities, which are mainly attributable to our entering into two major collaboration agreements signed with Pfizer Inc. and Les Laboratoires Servier during 2014. Effective as of April 2018, Pfizer sold certain assets to which the Research Collaboration and License Agreement relates to Allogene Therapeutics, Inc. (“Allogene”) (the “Asset Contribution Agreement”). As part of this Asset Contribution Agreement, Pfizer assigned the Research Collaboration and License Agreement to Allogene. The revenues of plants activities are generated by technology licenses and amounted to $0.6 million, $0.5 million and $0.3 million for years ended December 31, 2016, 2017 and 2018, respectively.

Entity-wide disclosures:

In 2018, two clients represent more than 10% of the total revenue: Client A with 55% and Client B with 21%.

In 2017, two clients represent more than 10% of the total revenue: Client A with 11% and Client B with 69%.

In 2016, two clients represent more than 10% of the total revenue: Client A with 37% and Client B with 57%.

3.2 Operating expenses

Accounting policies

Royalty expenses correspond to costs from license agreements that we entered into to obtain access to technology that we use in our product development efforts. Depending on the contractual provisions, expenses are based either on a percentage of revenue generated by using the patents or on fixed annual royalties.

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

Details of operating expenses by nature

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Royalty expenses	(1,777)	(2,620)	(2,739)

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Research and development expenses
Wages and salaries	(11,924)	(12,986)	(16,452)
Social charges on free shares and stock option grants	(3,851)	(1,088)	(99)
Non-cash stock based compensation expense	(33,207)	(23,832)	(18,057)

Personnel expenses	(48,982)	(37,906)	(34,608)

Purchases and external expenses	(27,720)	(38,458)	(40,458)
Other	(1,756)	(2,863)	(1,501)

Total research and development expenses	(78,458)	(79,227)	(76,567)

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(4,978)	(7,019)	(11,373)
Social charges on free shares and stock option grants	(3,130)	(881)	(29)
Non-cash stock based compensation expense	(25,415)	(26,586)	(19,161)

Personnel expenses	(33,523)	(34,486)	(30,563)

Purchases and external expenses	(8,854)	(9,138)	(14,251)
Other	(1,035)	(1,126)	(2,433)

Total selling, general and administrative expenses	(43,413)	(44,750)	(47,248)

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Personnel expenses
Wages and salaries	(16,902)	(20,005)	(27,825)
Social charges on free shares and stock option grants	(6,981)	(1,969)	(128)
Non-cash stock based compensation expense	(58,622)	(50,418)	(37,218)

Total personnel expenses	(82,505)	(72,392)	(65,171)

3.3 Financial income and expenses

Accounting policies

Financial income and financial expense include, in particular, the following:

•	Interest income from savings accounts and fixed term bank deposits;

•	Interest expense from financial leases;

•	Foreign exchange gain (loss) from transactions in foreign currencies; and

•	Other financial income and expenses, mainly derived from fair value adjustments related to our financial assets and derivative instruments.

Details of financial income and expenses

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Interest income	1,630	1,974	6,787
Foreign exchange gain	4,832	1,185	13,597
Other financial revenues	689	4,102	188

Total financial revenues	7,147	7,262	20,572

Interest expenses	—	—	(39)
Interest expenses for finance lease	(7)	(4)	(7)
Foreign exchange loss	(4,201)	(17,734)	(3,090)
Other financial expenses	(2,895)	(556)	(677)

Total financial expenses	(7,101)	(18,294)	(3,813)

Total	46	(11,032)	16,758

The increase in financial income and expenses between 2017 and 2018 of $27.8 million was mainly attributable to the increase in net foreign exchange gain ($27.0 million), the increase in interest income ($4.8 million) partly offset by the decrease of foreign exchange derivatives fair value adjustment ($4.0 million), included in other financial revenues and expenses.

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

Tax proof

	For the year ended December 31,
	2016	2017	2018
	$ in thousands
Income (loss) before taxes from continuing operations	(67,255)	(103,683)	(88,333)
Theoretical group tax rate	34.43%	34.43%	23.66%

Theoretical tax benefit (expense)	23,156	35,698	20,901

Increase/decrease in tax benefit arising from:
Permanent differences	124	293	832
Research tax credit	3,082	2,926	2,079
Share-based compensation & other IFRS adjustments	(20,184)	(8,297)	(8,065)

Non recognition of deferred tax assets related to tax losses and temporary differences	(6,158)	(30,713)	(15,652)

Other differences	(20)	92	(95)

Effective tax expense	—	—	—

Effective tax rate	0.00%	0.00%	0.00%

On December 22, 2017 the President of the United States signed The Tax Cuts and Jobs Act (“the Act”) into law. We considered the impact the tax reform has on our US subsidiaries’ tax obligations and its deferred tax assets and liabilities. Since its inception, our US subsidiaries have had losses and it expects to continue to have losses in the future. As a result, our US subsidiaries have not had taxable income. The deferred income tax assets and liabilities are recognized for the differences between the financial statement and income tax reporting basis of assets and liabilities based on currently enacted rates and laws. Historically, our US subsidiaries used the Federal statutory rate of 34% to estimate the benefit of the deferred tax asset and going forward they expect to use a lower rate of 21% passed in the Act.

In France, the income tax rate we anticipate to use our tax loss carryforwards is 25% based on the 2018 French Finance Act.

We provide for a valuation allowance when it is more likely than not that we will not realize a portion of the deferred tax assets. Historically we have established a full valuation allowance for deferred tax assets due to the uncertainty that enough taxable income will be generated in the taxing jurisdiction to utilize the assets. Therefore, we have not reflected any benefit of such deferred tax assets in the accompanying financial statements. Going forward, with the lower tax rate enacted in the Act, the ability to utilize the deferred tax asset becomes even less probable. We do not expect the passing of the Act to have material impact on our financial statements, as all net deferred tax assets are fully reserved.

Deferred tax assets and liabilities

	As of December 31,
	2016	2017	2018
	$ in thousands
Credits and net operating loss carryforwards	41,985	51,640	65,555
Pension commitments	193	548	569
Leases	(54)	(12)	(4)
Impairment of assets	14	10	10
Revenue recognition	—	—	200
Other	894	604	491
Valuation allowance on deferred tax assets	(43,032)	(52,790)	(66,823)

Total	—	—	—

We have cumulative tax loss carryforwards for the French entity of the Group totaling $186 million as of December 31, 2018, $144 million as of December 31, 2017 and $87 million as of December 31, 2016. Such carryforwards can be offset against future taxable profit within a limit of $1.0 million per year, plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $86 million as of December 31, 2018, $62 million as of December 31, 2017 and $42 million as of December 31, 2016. The carryforward periods are as follows: $32.0 million do not expire; while other expire in 2032 or after.

3.5 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Senior Vice President Research and Development (until February 7, 2019);

•	The Chief Medical Officer (until February 28, 2019);

•	The Chief Regulatory & Compliance Officer.

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

•

Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota.

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

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment

	For the year ended December 31, 2016			For the year ended December 31, 2017			For the year ended December 31, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	399	44,409	44,808	508	24,680	25,188	236	12,495	12,731
External other income	186	11,450	11,637	239	8,290	8,528	178	8,523	8,701

External revenues and other income	585	55,859	56,444	747	32,969	33,715	414	21,018	21,432

Royalty expenses	(468)	(1,309)	(1,777)	(390)	(2,230)	(2,620)	(595)	(2,144)	(2,739)
Research and development expenses	(4,112)	(74,345)	(78,458)	(6,057)	(73,170)	(79,227)	(8,638)	(67,929)	(76,567)
Selling, general and administrative expenses	(4,809)	(38,603)	(43,413)	(13,143)	(31,607)	(44,750)	(21,067)	(26,180)	(47,248)
Other operating income and expenses	(6)	(93)	(99)	6	225	232	(50)	81	31

Total operating expenses	(9,395)	(114,351)	(123,746)	(19,584)	(106,782)	(126,366)	(30,351)	(96,172)	(126,523)

Operating income (loss) before tax	(8,810)	(58,492)	(67,302)	(18,837)	(73,813)	(92,650)	(29,937)	(75,154)	(105,091)

Financial gain (loss)	87	(41)	46	—	(11,032)	(11,032)	1,420	15,339	16,758

Net income (loss)	(8,722)	(58,533)	(67,255)	(18,837)	(84,846)	(103,683)	(28,517)	(59,816)	(88,333)

Net income (loss) from discontinued operations	—	—	—	—	—	—	—	—	—
Non controlling interests	—	—	—	4,315	—	4,315	9,640	—	9,640

Net income (loss) attributable to shareholders of Cellectis	(8,722)	(58,533)	(67,255)	(14,522)	(84,846)	(99,368)	(18,877)	(59,816)	(78,693)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	477	32,731	33,208	967	22,623	23,590	838	16,852	17,689
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	621	24,793	25,414	4,990	20,345	25,335	5,218	11,655	16,873

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,098	57,524	58,622	5,957	42,967	48,924	6,056	28,507	34,563

Adjusted net income (loss) attributable to shareholders of Cellectis	(7,625)	(1,009)	(8,633)	(8,565)	(41,877)	(50,443)	(12,821)	(31,309)	(44,130)

Depreciation and amortization	(345)	(1,866)	(2,211)	(551)	(2,820)	(3,371)	(637)	(1,740)	(2,377)
Additions to tangible and intangible assets	10,410	4,164	14,573	792	1,849	2,642	1,871	3,040	4,911
Impairment of tangible assets	—	—	—	—	(798)	(798)	—	—	—

Reconciliation of Plant result of operations

The tables below present a reconciliation between the Plant segment figures that are prepared in accordance with IFRS for the Group with Calyxt, Inc. stand alone financial statements which are prepared in accordance with US GAAP for the domestic registration.

Reconciliation of Plant Segment result of operations for the year ended December 31, 2018

$ in thousands	For the full year ended December 31, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	414	—	—	—	(177)	—	236

Research and development expenses	(8,638)	1,205	(630)	—	(1,783)	—	(9,846)
Selling, general and administrative expenses	(21,067)	7,506	(3,756)	(3,090)	1,245	657	(18,505)
Royalties and other operating income and expenses	(645)	—	—	(71)	716	—	—

Total operating expenses	(30,350)	8,711	(4,386)	(3,161)	177	657	(28,351)

Operating income (loss) before tax	(29,937)	8,711	(4,386)	(3,161)	—	657	(28,115)

Financial gain (loss)	1,420	—	—	51	—	(1,244)	218

Net income (loss)	(28,517)	8,711	(4,386)	(3,110)	—	(587)	(27,897)

Reconciliation of Plant Segment result of operations for the year ended December 31, 2017

$ in thousands	For the full year ended December 31, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non cash stock-based compensation (1)	Cellectis and Calyxt equity award IFRS/US GAAP difference : Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	747	—	—	167	(405)	(1)	508

Research and development expenses	(6,057)	1,134	(6,086)	—	(563)	16	(11,556)
Selling, general and administrative expenses	(13,143)	6,316	(6,006)	(2,501)	436	157	(14,741)
Royalties and other operating income and expenses	(384)	—	—	(114)	504	(7)	—

Total operating expenses	(19,584)	7,450	(12,092)	(2,615)	378	166	(26,297)

Operating income (loss) before tax	(18,837)	7,450	(12,092)	(2,448)	(27)	165	(25,789)

Financial gain (loss)	—	—	—	(1)	27	(218)	(191)

Net income (loss)	(18,837)	7,450	(12,092)	(2,449)	—	(53)	(25,980)

Reconciliation of Plant Segment result of operations for the year ended December 31, 2016

$ in thousands	For the year ended December 31, 2016
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non cash stock-based compensation (1)	Cellectis equity award IFRS/US GAAP difference : Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	585	—	—	131	(317)	—	399

Research and development expenses	(4,112)	477	(928)	—	(1,058)	(17)	(5,638)
Selling, general and administrative expenses	(4,809)	621	(20)	(3,443)	945	37	(6,670)
Royalties and other operating income and expenses	(474)	—	—	(155)	430	(1)	(200)

Total operating expenses	(9,395)	1,098	(948)	(3,598)	317	19	(12,508)

Operating income (loss) before tax	(8,810)	1,098	(948)	(3,468)	—	19	(12,109)

Financial gain (loss)	87	—	—	(64)	—	(1)	23

Net income (loss)	(8,722)	1,098	(948)	(3,532)	—	18	(12,086)

(1)

In IFRS, non-cash stock-based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 and 2018 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, Inc., as defined by the plan. Accordingly, Plant segment compensation expense was not recognized for Calyxt stock options and other Calyxt equity compensation plan awards in periods prior to the completion of Calyxt’s IPO on July 25, 2017.

Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock-based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)

Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial statements.

(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.
(4)

Other principally includes the restatement of Calyxt’s sale and lease-back transaction with respect to its Roseville, Minnesota property, which is recorded as a finance lease in U.S. GAAP and as an operating lease under IFRS.

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

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the years ended December 31, 2016 or 2018. In 2017, as we had the willingness to discontinue the lease of the facility in Montvale, New Jersey (USA), we recorded a $0.8 million tangible assets impairment.

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

The estimated useful lives are as follows:

•	Software: from 1 year to 3 years;

•	Patents: amortized from acquisition until legal protection expires, maximum of 20 years.

Details of intangible assets

$ in thousands	Software and Patents	Assets under construction	Total
Net book value as of January 1, 2016	1,041	—	1,041

Change in scope	—	—	—
Additions to intangible assets	212	439	652
Disposal of intangible assets	(74)	—	(74)
Depreciation expense	(226)	—	(226)
Translation adjustments	(28)	(21)	(49)

Net book value as of December 31, 2016	924	419	1,343

Gross value at end of period	2,256	419	2,675
Accumulated depreciation and impairment at end of period	(1,332)	—	(1,332)
Net book value as of January 1, 2017	924	419	1,343

Additions to intangible assets	6	135	141
Depreciation expense	(231)	—	(231)
Translation adjustments	112	66	178

Net book value as of December 31, 2017	811	619	1,431

Gross value at end of period	2,571	517	3,190
Accumulated depreciation and impairment at end of period	(1,759)	—	(1,759)
Net book value as of January 1, 2018	811	619	1,431

Additions to intangible assets	14	103	117
Disposal of intangible assets	(7)	—	(7)
Reclassification	6	—	6
Depreciation expense	(217)	—	(217)
Translation adjustments	(30)	(31)	(61)

Net book value as of December 31, 2018	577	691	1,268

Gross value at end of period	2,454	691	3,146
Accumulated depreciation and impairment at end of period	(1,878)	—	(1,878)

Intangible assets mainly consist of electroporation technology patents acquired in 2011. The 2016, 2017 and 2018 additions in intangible assets under construction corresponds to the internal development of existing technology.

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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2016	2,072	2,897	340	182	5,490

Additions to tangible assets	11,164	1,076	562	902	13,704
Disposal of tangible assets	—	(3)	(1)	(183)	(186)
Depreciation expense	(741)	(1,077)	(167)	—	(1,986)
Reclassification	—	3	(3)	—	—
Translation adjustments	(59)	(38)	(23)	(4)	(122)

Net book value as of December 31, 2016	12,436	2,858	707	898	16,900

Gross value at end of period	15,085	10,634	1,104	898	27,721
Accumulated depreciation and impairment at end of period	(2,649)	(7,775)	(397)	—	(10,821)

Net book value as of January 1, 2017	12,436	2,858	707	898	16,900

Additions to tangible assets	718	701	203	878	2,501
Disposal of tangible assets	(9,243)	(103)	2	(109)	(9,453)
Reclassification	14	47	18	(79)	—
Depreciation expense	(972)	(1,126)	(245)	(798)	(3,140)
Translation adjustments	206	127	68	18	418

Net book value as of December 31, 2017	3,159	2,505	753	809	7,226

Gross value at end of period	6,936	12,114	1,447	1,606	22,103
Accumulated depreciation and impairment at end of period	(3,777)	(9,609)	(693)	(798)	(14,877)

Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	879	1,622	1,820	1,942	6,263
Disposal of tangible assets	—	(49)	(690)	(426)	(1,164)
Reclassification	39	216	793	(1,053)	(6)
Depreciation expense	(758)	(854)	(478)	—	(2,091)
Translation adjustments	(90)	(46)	(27)	(25)	(188)

Net book value as of December 31, 2018	3,229	3,393	2,172	1,247	10,041

Gross value at end of period	7,604	13,297	3,215	2,045	26,160
Accumulated depreciation and impairment at end of period	(4,375)	(9,903)	(1,043)	(798)	(16,119)

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

Assets under construction as of December 31, 2018 primarily relates to Cellectis’ new raw material manufacturing facility in Paris ($0.3 million) and new commercial manufacturing facility in the United States ($0.3 million) and the rest relates to the Plants activity.

For the year ended December 31, 2018, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $2.5 million and other equipment for $1.8 million.

Details of finance lease

	As of December 31,
	2017	2018
	$ in thousands
Gross value	4,448	5,689
Accumulated depreciation	(4,366)	(4,329)

Net	82	1,360

The finance leases relate mainly to laboratory equipment and IT equipment.

Note 7. Financial assets and liabilities

7.1 Accounting principles

The new standard IFRS 9 “Financial instruments” is of mandatory application since January 1, 2018. Cellectis elected not to restate the 2016 and 2017 comparative periods, as authorized by the standard. Such adoption did not lead to any adjustment recorded in the Group opening equity at January 1, 2018.

IFRS 9 comprises three phases: classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. Cellectis was not affected by the new classification required by the standard to determine the way financial assets are recognized and measured.

Financial assets

Under IFRS 9, Cellectis holds either:

•	financial assets measured at amortized cost or;

•	financial assets measured at fair value through profit or loss.

Non-current financial assets are recorded at the amortized cost and correspond to security deposits mainly relating to our facilities rents.

Current financial assets correspond to investments and are recorded at fair value through profit and loss, which is the nominal value of the investment adjusted with the daily mark-to-market value.

Trade and other receivables are recorded at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. A provision for expected credit losses for trade and other receivables is recognized if their recoverable amount is less than their carrying amount. The introduction of a new expected loss model for impairment of financial assets under IFRS 9 had no significant impact on the initial recognition of Cellectis trade and other receivables.

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

Financial liabilities

The application of IFRS 9 has no impact on the Cellectis’ accounting policy regarding financial liabilities.

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

7.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value
2017	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	1,004	1,004	1,004
Trade receivables	—	2,753	2,753	2,753
Subsidies receivables	—	9,524	9,524	9,524
Current financial assets	40,602	—	40,602	40,602
Cash and cash equivalents	256,380	—	256,380	256,380

Total financial assets	296,982	13,281	310,263	310,263

Financial liabilities
Non-current financial liabilities	—	13	13	13
Current financial liabilities	—	21	21	21
Trade payables	—	9,460	9,460	9,460
Other current liabilities	—	6,570	6,570	6,570

Total financial liabilities	—	16,064	16,064	16,064

	Accounting category		Book value on the statement of financial position	Fair Value
2018	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	1,891	1,891	1,891
Trade receivables	—	2,971	2,971	2,971
Subsidies receivables	—	17,173	17,173	17,173
Current financial assets	7	381	388	388
Cash and cash equivalents	451,501	—	451,501	451,501

Total financial assets	451,508	22,416	473,924	473,924

Financial liabilities
Non-current financial liabilities	—	1,018	1,018	1,018
Current financial liabilities	—	333	333	333
Trade payables	—	15,883	15,883	15,883
Other current liabilities	—	8,369	8,369	8,369

Total financial liabilities	—	25,603	25,603	25,603

7.3. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign exchange risk

A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (primarily our agreement with Pfizer/Allogene Therapeutics, Inc.).

As of December 31, 2017, 75% of our cash and cash equivalents were denominated in US dollars and 79% of our current financial assets and cash and cash equivalents were denominated in US dollars. As of December 31, 2018, 66% of our cash and cash equivalents were denominated in US dollars.

As of December 31, 2017, we held the following derivative financial instruments, denominated in US dollars:

2017	Notional	Fair Value	Maturity
	$ in thousands
USD forward sale contracts	18,775	558	2018
USD forward purchase contracts	—	—	—

Total derivative financial instruments		558

of which :
Derivative financial assets		558
Derivative financial liabilities		—

Cellectis hedging policy is not affected by the application of IFRS 9.

As of December 31, 2018, we did not hold derivative financial instruments.

We do not apply hedge accounting to these instruments.

Liquidity risk

Our financial debt consists of finance lease liabilities $1.4 million as of December 31, 2018).

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2018, we held $451.5 million in cash and cash equivalents.

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

Description of inventories

As of December 31, 2018 and 2017, they consist of $275 thousand and $250 thousand, respectively, in raw materials and laboratory consumables (representing pharmaceutical and chemical products). No provision for impairment has been recorded as of December 31, 2017 and 2018.

Note 9. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 7.1.

9.1 Trade receivables

	As of December 31,	As of December 31,
	2017	2018
	$ in thousands
Trade receivables	3,079	3,353
Provision for expected credit losses	(326)	(382)

Total net value of trade receivables	2,753	2,971

All trade receivables have payment terms of less than one year. The trade receivables are mainly due to collaboration contracts.

9.2 Subsidies receivables

	As of December 31,	As of December 31,
	2017	2018
	$ in thousands
Research tax credit	9,039	16,842
Other subsidies	1,812	1,598
Valuation allowance for other subsidies	(1,326)	(1,266)

Total subsidies receivables	9,524	17,173

Research tax credit receivables as of December 31, 2017 include the accrual for a French research tax credit related to 2017 for $8.2 million and the remaining amount mainly relates to refundable tax credits in the United States.

Research tax credit receivables as of December 31, 2018 include the accrual for a French research tax credit related to 2017 for $8.0 million and to 2018 for $7.8 million and the remaining amount mainly relates to refundable tax credits in the United States. During December 2018, the French Tax Authority has initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. We do not believe that a provision should be recorded at this stage of this audit. As a result of such audit, the reimbursement of the French research tax credit related to 2017 is currently pending.

The valuation allowance for other subsidies corresponds to a grant, which was fully reserved in 2014.

9.3 Other current assets

	As of December 31,	As of December 31,
	2017	2018
	$ in thousands
VAT receivables	1,543	1,679
Prepaid expenses and other prepayments	8,304	10,985
Tax and social receivables	873	244
Deferred expenses and other current assets	2,993	2,425

Total other current assets	13,713	15,333

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During 2018, we prepaid certain manufacturing costs related to our product candidates UCART123, UCARTCS1 and UCART22 of which the delivery of products or services is expected in the coming months.

As of December 31, 2018, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt and (ii) other current assets for $0.3 million.

Tax and social receivables as of December 31, 2018 include $0.2 million of social charges on personnel expenses.

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

Tax and social receivables as of December 31, 2017 include $0.6 million of tax receivables and $0.3 million of social charges on personnel expenses.

Note 10. Current financial assets and Cash and cash equivalents

As of December 31, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	40,602	—	40,602
Cash and cash equivalents	256,380	—	256,380

Current financial assets and cash and cash equivalents	296,982	—	296,982

As of December 31, 2018	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	388	—	388
Cash and cash equivalents	451,501	—	451,501

Current financial assets and cash and cash equivalents	451,889	—	451,889

10.1 Current financial assets

Accounting policies

Current financial assets include current restricted cash and other current financial assets.

Restricted cash consists of deposits to secure a one-year grain broker license for $50 thousand entered into in July 2018 and also for the furniture and equipment sales lease back for $1,444 thousand. Of $1,444 thousand, we classify $331 thousand as short term restricted cash at December 31, 2018.

Financial assets are measured at fair value through profit or loss in accordance with IAS 39 include the following:

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

•

Instruments classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator. Their nominal value amount to $0.6 million and their fair value amount to $0.6 million as of December 31, 2017.

There were no other current financial assets as of December 31, 2018.

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2017	2018
	$ in thousands
Cash and bank accounts	219,368	398,178
Money market funds	13,026	13,248
Fixed bank deposits	23,986	40,075

Total cash and cash equivalents	256,380	451,501

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 11. Financial liabilities

11.1 Detail of financial liabilities

	As of December 31,	As of December 31,
	2017	2018
	$ in thousands
Finance leases	13	1,018

Total non-current financial liabilities	13	1,018

Finance leases	21	333

Total current financial liabilities	21	333

Trade payables	9,460	15,883
Other current liabilities	6,570	8,369

Total Financial liabilities	16,064	25,603

The change in trade payables is mainly due to higher external expenses linked with UCART 123, UCART22, UCARTCS1 and other product candidates’ manufacturing costs.

11.2 Due dates of the financial liabilities

Balance as of December 31, 2018	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Finance leases	1,350	333	1,018	—
Derivative instruments	—	—	—	—

Financial liabilities	1,350	333	1,018	—

Trade payables	15,883	15,883	—	—
Other current liabilities	8,369	8,369	—

Total financial liabilities	25,603	24,585	1,018	—

Note 12. Other current liabilities

	As of December 31,	As of December 31,
	2017	2018
	$ in thousands
VAT Payables	9	291
Accruals for personnel related expenses	5,982	7,041
Other	579	1,037

Total	6,570	8,369

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The increase in accruals for personnel related expenses between December 31, 2017 and December 31, 2018, is mainly driven by higher accrual for annual bonuses due to the increase of headcount recruited both in the United States and in France.

As of December 31, 2018 “Other” mainly include Board of Directors attendance fees for $0.3 million liabilities and subsidies liabilities for $0.3 million.

As of December 31, 2017 “Other” mainly include subsidies liabilities for $0.3 million and other immaterial variances.

Note 13. Deferred revenues and contract liabilities

Accounting policies

As disclosed in Note 3, non-refundable upfront payments are deferred and recognized as revenue over the period of the collaboration agreement.

Details of deferred revenues and contract liabilities

	As of December 31, 2017 as restated (*)	As of December 31, 2018
	$ in thousands
Deferred revenues and contract liabilities	27,975	20,454
Other	—	299

Total Deferred revenue and contract liabilities	27,975	20,754

Deferred revenues

The deferred revenues and contract liabilities correspond to upfront payments for the collaboration agreements with Les Laboratoires Servier and Pfizer Inc. The research period under the initial Pfizer/Allogene agreement stopped in June 2018.

Other

As of December 31, 2018, other deferred income corresponds to Tax increment financing related to Calyxt sale and leaseback transaction and recognized over the term of the lease.

Note 14. Capital

14.1 Share capital issued

Accounting policy

Share capital comprises ordinary shares and shares with double voting rights classified in equity. Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in equity. Repurchased own shares are classified as treasury shares and deducted from equity.

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2016	2,323	509,938	35,178,614	0.05

Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	9	723	156,446	—

Non-cash stock based compensation expense	—	57,524	—	—

Balance as of December 31, 2016	2,332	568,185	35,335,060	0.05

Capital Increase	26		466,950
Exercise of share warrants, employee warrants and stock options	9	2,921	158,052
Non-cash stock based compensation expense		42,968
Other movements		(37)

Balance as of December 31, 2017	2,367	614,037	35,960,062	0.05

Capital Increase	379	178,230	6,146,000
Exercise of share warrants, employee warrants and stock options	19	7,751	324,007
Non-cash stock based compensation expense		28,507

Balance as of December 31, 2018	2,765	828,525	42,430,069	0.05

Capital evolution in 2018

•

During the full year ended December 31, 2018, 6,146,000 ordinary shares were issued upon the closing of a follow-on offering for net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $178,611,687 ; 1,939 ordinary shares were issued upon the exercise of 1,867 employee warrants (“bons de souscription de parts de créateurs”) for total proceeds of $14,112; 322,068 ordinary shares were issued upon the exercise of 322,068 stock options for total proceeds of $7,525,542 and 160,000 non-employees warrants (“bons de souscription d’actions”) were subscribed for total proceeds of $230,629.

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

Voting rights:

After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2018, we had 42,430,069 ordinary shares outstanding of which 5,016,911 had a double voting right.

•	At December 31, 2017, we had 35,960,062 ordinary shares outstanding of which 5,155,335 had a double voting right

•	At December 31, 2016, we had 35,335,060 ordinary shares outstanding of which 4,531,047 had a double voting right.

Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

14.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Date	Type	Number of options/warrants/ shares oustanding as of 01/01/2018	Number of options/warrants/ shares granted	Number of options/warrants/ shares vested/exercised	Number of options/warrants/ shares voided	Number of options/warrants/ shares oustanding as of 12/31/2018	Maximum of shares to be issued	Number of options/warrants/ shares exercisable as of 12/31/2018
02/28/2008	BSPCE D	1,867	—	1,867	—	—	—	—
07/27/2010	BSPCE E	19,702	—	—	—	19,702	20,464	19,702
05/18/2015	Free shares	15,600	—	—	—	15,600	15,600	—
03/24/2015	Stock Options	1,749,055	—	—	18,409	1,730,646	1,730,646	1,622,458
03/27/2015	BSA	180,000	—	—	50,000	130,000	130,000	130,000
05/18/2015	BSA	50,000	—	—	—	50,000	50,000	50,000
09/08/2015	BSA	274,200	—	—	50,000	224,200	224,200	224,200
09/08/2015	Stock Options	1,802,000	—	—	32,000	1,770,000	1,770,000	1,438,098
03/14/2016	BSA	187,200	—	—	40,175	147,025	147,025	98,017
03/14/2016	Stock Options	1,945,948	—	127,828	32,849	1,785,271	1,785,271	1,192,064
10/28/2016	BSA	148,000	—	—	—	148,000	148,000	98,667
10/28/2016	Stock Options	2,615,601	—	191,740	54,172	2,369,689	2,369,689	1,093,924
10/11/2017	BSA	240,000	—	—	40,000	200,000	200,000	66,667
10/11/2017	Stock Options	1,220,000	—	—	37,500	1,182,500	1,182,500	297,500
10/08/2018	Free shares	—	43,000	—	—	43,000	43,000	—
10/08/2018	Stock Options	—	100,000	—	—	100,000	100,000	—
	Total	10,449,173	143,000	321,435	355,105	9,915,633	9,916,395	6,331,296

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

•

In 2018, our subsidiary Calyxt Inc. granted stock options and restricted stock unit in Calyxt Inc. representing as of December 31, 2018 a 3.1% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2018 amounted to $3.3 million (see Note 15).

•

In June 2017, our subsidiary Calyxt Inc. granted stock options and restricted stock unit in Calyxt Inc. representing as of December 31, 2017 a 9.8% interest of that subsidiary if fully exercised to a group of its employees, directors and executive officers. The compensation expense for 2017 amounted to $5.2 million (see Note 15);

•

In April 2016, our subsidiary Calyxt Inc. granted options in Calyxt Inc. representing as of December 31, 2017 a 4.9% interest of that subsidiary if fully exercised to a small group of its employees, directors and executive officers. The compensation expense for 2017 amounted to $0.2 million (see Note 15).

14.3 Non-controlling interests

On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8,050,000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. On May 22, 2018, Calyxt Inc completed a follow-on offering of its common stock. Calyxt Inc sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share. In the aggregate, Calyxt Inc received net proceeds of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million. As of December 31, 2018, non-controlling interests represent 30.5% of Calyxt shares.

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (“NCI”):

	CALYXT
	2017	2018
	$ in thousands
Revenue	747	236
Net Profit (Loss)	(18,837)	(28,517)

Net Profit (Loss) attributable to NCI	(4,315)	(9,640)

Other comprehensive income	(5,856)	(5,373)
Total comprehensive income	(24,693)	(33,891)

Total comprehensive income attributable to NCI	(4,723)	(10,330)

Current assets	59,753	97,735
Non-current assets	2,072	4,539
Current liabilities	3,027	5,460
Non-current liabilities	—	826

Net assets	64,852	95,987

Net assets attributable to NCI	13,145	29,257

14.4 Treasury shares

In 2008, Cellectis executed a liquidity contract with Natixis Securities (“Natixis”). This contract entitles Natixis to transact on Euronext, on our behalf, in order to enhance the liquidity of transactions and regularity of quotation of our ordinary shares, in an independent way, without hindering the functioning of the market or misleading investors.

The initial advance payment made to Natixis Securities for the purpose of making transactions under this contract was $0.4 million. As of December 31, 2017, $0.3 million are classified in treasury shares and the balance is presented in the line item “Other non-current financial assets” in the statements of consolidated financial position.

In 2018, we terminated our liquidity contract.

Note 15. Share-based payments

15.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017	2018

Weighted-Average fair values of stock options granted	10.53€	14.30€	8.89€
Assumptions:
Risk-free interest rate	0.00% - 0.03%	0.03%	0.13%
Share entitlement per options	1	1	1
Exercise price	17.90€ - 22.44€	22.57€	24.80€
Grant date share fair value	16.42€ - 22.48€	24.01€	17.78€
Expected volatility	62.8% - 63.2%	65.6%	63.3%
Expected term (in years)	6.11 - 6.12	6.12	6.25
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2016	1,355,680	33.75 €	8,436,255	25.43 €	9.09y
Granted	—	—	1,220,000	22.57 €
Exercised	—	—	(31,873)	20.40 €
Forfeited or Expired	—	—	(291,778)	22.19 €
Balance as of December 31, 2017	3,822,772	28.02 €	9,332,604	25.17 €	8.31y
Granted	—	—	100,000	24.80 €
Exercised	—	—	(319,568)	19.72 €
Forfeited or Expired	—	—	(174,930)	23.68 €
Balance as of December 31, 2018	5,644,044	27.47 €	8,938,106	25.39 €	7.32y

Share-based compensation expense related to stock option awards was $26.0 million in 2018, $36.8 million in 2017, and $45.6 million in 2016.

Warrants

The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017
Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€

Grant date share fair value	16.42€ - 22.48€	24.95€

Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6.00	6.00
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2016	315,928	23.00 €	1,027,261	25.91 €	7.78y
Granted	—	—	240,000	24.34 €
Exercised	—	—	(126,179)	13.75 €
Forfeited or Expired	—	—	(40,113)	18.67 €

Balance as of December 31, 2017	469,436	28.80 €	1,100,969	27.23 €	8.20y
Granted	—	—	0	0.00 €
Exercised	—	—	(1,867)	6.16 €
Forfeited or Expired	—	—	(180,175)	29.95 €

Balance as of December 31, 2018	687,252	27.74 €	918,927	26.74 €	7.22y

Share-based compensation expense related to warrants awards was $2.3 million in 2018, $3.5 million in 2017, and $4.7 million in 2016.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period for French employees and four years for foreign citizens. The free shares granted in 2018 are subject to a one-year vesting period for French employees and two-years for foreign citizens.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2016	492,550	27.16 €
Granted	0	0.00 €
Vested	(466,950)	27.11 €
Cancelled	(10,000)	28.17 €

Unvested balance at December 31, 2017	15,600	28.17 €
Granted	43,000	17.78 €
Vested	0	0.00 €
Cancelled	0	0.00 €

Unvested balance at December 31, 2018	58,600	20.55 €

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Share-based compensation expense related to free shares awards was $0.2 million in 2018, $2.6 million in 2017, and $7.3 million in 2016.

15.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017	2018
Weighted-Average fair values of stock options granted	$1.11	$4.00	$9.09
Assumptions:
Risk-free interest rate	1.41%	1.96%	2.45% - 2.89%
Share entitlement per options	1	1	1
Exercise price	$3.59	$13.29	$14.24 - $23.39
Grant date share fair value	$3.59	$13.29	$14.24 - $23.39
Expected volatility	30%	25%	40.86% - 57.22%
Expected term (in years)	5.74	6.57	5.57 - 10.01
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

We estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

We have not nor do we expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2016	0	$0.00	1,931,248	$4.45	9.10y
Granted	—	—	2,104,999	$13.29
Exercised	—	—	(68,780)	$4.03
Forfeited or Expired	—	—	(84,035)	$8.48

Balance as of December 31, 2017	1,244,968	$5.20	3,883,432	$9.16	8.84y
Granted	—	—	554,243	$16.69
Exercised	—	—	(592,342)	$4.43
Forfeited or Expired	—	—	(643,446)	$12.52

Balance as of December 31, 2018	1,278,038	$7.45	3,201,887	$10.67	8.17y

Stock-based compensation expense related to stock option awards was $3.2 million in 2018, $2.8 million in 2017, and $1.1 million in 2016. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2016	0	$0.00
Granted	1,442,533	$13.29
Vested	(39,200)	$13.29
Cancelled	(29,400)	$13.29

Unvested balance at December 31, 2017	1,373,933	$13.29
Granted	315,825	$16.68
Vested	(261,507)	$14.07
Cancelled	(376,837)	$13.30

Unvested balance at December 31, 2018	1,051,414	$14.11

The fair value of restricted stock units corresponds to the grant date share fair value.

We have not nor do we expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $5.5 million in 2018, $4.7 million in 2017, and 0 in 2016.

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

Detail of earnings per share

	For the year ended December 31,
	2016	2017	2018
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(67,255)	(99,368)	(78,693)

Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	35,274,890	35,690,636	40,774,197

Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(1.91)	(2.78)	(1.93)
Diluted net income (loss) per share ($ /share)	(1.91)	(2.78)	(1.93)

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	01/01/2017	Additions	Amounts used during the period	Reversals	OCI	12/31/2017
	$ in thousands
Pension	560	949	—	—	683	2,193
Loss on contract	—	1,876	—	—	—	1,876
Employee litigation and severance	121	29	(50)	(108)	9	1
Commercial litigation	468	552	(102)	(215)	79	782
Redundancy plan	6	—	—	—	1	7

Total	1,154	3,406	(152)	(323)	773	4,858

Non-current provisions	560	2,186	—	—	683	3,430
Current provisions	594	1,220	(152)	(323)	89	1,427

	01/01/2018	Additions	Amounts used during the period	Reversals	OCI	12/31/2018
	$ in thousands
Pension	2,193	314	(54)	—	(175)	2,278
Loss on contract	1,876	—	(834)	—	1	1,043
Employee litigation and severance	1	43	—	(1)	(2)	41
Commercial litigation	782	646	—	(570)	(8)	850
Redundancy plan	7	—	—	(6)	(1)	—

Total	4,858	1,003	(888)	(577)	(186)	4,211

Non-current provisions	3,430	314	(888)	—	(175)	2,681
Current provisions	1,427	688	—	(577)	(11)	1,528

During the year ended December 31, 2018, additions mainly relates to (i) operating charges linked with discussions with suppliers for $0.6 million and (ii) pension service cost of the period for $0.3 million (see detail above). Amounts used during the year ended December 31, 2018 mainly consists of (i) the rents payments of the facility lease in Montvale, New Jersey (USA) for $0.8 million and (ii) settlement of commercial litigations with suppliers for $0.6 million.

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

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2016, 2017 and 2018 amounted to $0.8 million, $0.8 million and $1.5 million, respectively.

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

The calculation of legal compensation for termination has changed in 2017 following the publication of a new French law.

The two important changes are:

•	Seniority conditions: the employee must justify to be entitled to an indemnity of 8 working months against one year before.

•	Calculation of the allowance: 1/4 of a month of salary per year of seniority up to 10 years, against 1/5 before, and no change beyond the 11th year.

As part of the estimation of the retirement indemnity to employee, the following assumptions were used for all categories of employees:

	2016	2017	2018
% social security contributions	45.00%	45.00%	45.00%
Salary increases	2.00%	3.50%	3.50%
Discount rate	1.75%	1.75%	1.75%
Terms of retirement	voluntary retirement
Retirement age	65 years old	65 years old	65 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2016	(477)

Current service cost	(65)
Interest cost	(9)
Actuarial gains and losses	(31)
Reclassification/CTA	20
As of December 31, 2016	(562)

Current service cost	(925)
Interest cost	(24)
Actuarial gains and losses	(515)
Reclassification/CTA	(168)
As of December 31, 2017	(2,194)

Current service cost	(276)
Interest cost	(38)
Benefit paid	54
Actuarial gains and losses	70
Reclassification/CTA	105
As of December 31, 2018	(2,279)

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

Details of commitments

As of December 31, 2018	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Sale and lease-back agreement	30,047	1,423	2,864	2,852	22,908
Facility lease agreements	27,188	1,651	7,411	8,193	9,933
License agreements	18,093	1,237	2,474	2,474	11,907
Manufacturing agreements	10,293	10,293	—	—	—
Other agreements	12,356	7,754	4,602	—	—

Total contractual obligations	97,977	22,359	17,350	13,519	44,749

Obligations under the terms of the sale and lease-back agreement

The sale and lease-back agreement entered into by Calyxt in the third quarter of 2017 has a defined lease term and is classified as an operating lease agreement under IFRS. It results in off-balance sheet commitments.

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in New York City, New York; Montvale, New Jersey and Roseville, Minnesota (all in the USA) have been subscribed for a defined term. Future payments of these leases as disclosed in the table above, along with the letters of credit provided to the landlords of the Company’s facilities in New York and in Roseville, are off balance sheets commitments.

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

Obligations under the terms of other agreements

Calyxt has forward purchase commitments with growers to purchase seed and grain at future dates that are estimated based on anticipated yield and expected price. This amount is not recorded in the financial statements because the company has not taken delivery of the seed and grain.

Note 19. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2018, as described in Note 3.5.

Short-term employee benefits paid to key management personnel totaled to $2.4 million in the fiscal year 2016, $3.6 million in the fiscal year 2017 and to $5.7 million in the fiscal year 2018.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 90.000 securities in share-based remuneration (free shares and stock options) over the year ended December 31, 2018. The associated non-cash stock-based compensation expense of $0.1 million recognized for 2018.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2016, 2017 and 2018 amounted to $37 thousand, $38 thousand and $70 thousand respectively. No balances were outstanding at the end of each fiscal year. As of December 31, 2018, Mr. Godard held 220,175 non-employee warrants that could be exercised to obtain 50,000 shares at a strike price of €38.45, 50,000 shares at a strike price of €28.01 for 50,000 warrants, 40,175 shares at a strike price of €27.37 for 40,175 warrants, 40,000 shares at a strike price of €18.68 for 40,000 warrants and 40,000 shares at a strike price of €24.34 for 40,000 warrants.

In connection with the vesting on June 14, 2018 of Restricted Stock Units (RSU) granted to certain employees and non-employees of Calyxt Inc. and Cellectis SA, Cellectis SA purchased 2,352 common shares of Calyxt and 1,470 Calyxt shares at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) directly from Mr. André Choulika and Mr. Jean Marie Messier respectively in connection with share purchase transactions dated June 13 2018.

Note 20. Subsequent events

In March 2019, we entered into a lease agreement for a 82,000 square foot commercial-scale manufacturing facility, called the IMPACT site, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. The IMPACT facility is located in Raleigh, North Carolina. The new manufacturing facility is being designed to provide GMP manufacturing for clinical supply and commercial product upon potential regulatory approval. The facility is planned to be operational by 2021.

Exhibit Index

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (status) of the registrant (English translation)				Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)				Filed herewith

4.1.1	Amendment No. 1 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 20, 2002 (English translation)				Filed herewith

4.1.2	Amendment No. 2 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)				Filed herewith

4.1.3#	Amendment No. 3 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated February 26, 2008	F-1	333-202205	10.1.3	March 12, 2015

4.1.4#	Amendment No. 4 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013 (English translation)	F-1	333-202205	10.1.4	March 12, 2015

4.2	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)				Filed herewith

4.2.1	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)				Filed herewith

4.2.2	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)				Filed herewith

4.2.3	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)				Filed herewith

4.2.4	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)				Filed herewith

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.3	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)				Filed herewith

4.3.1	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)				Filed herewith

4.4	[Reserved]

4.5	[Reserved]

4.5.1	[Reserved]

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.7	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014				Filed herewith

4.8#	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012 (English translation)	F-1	333-202205	10.8	March 10, 2015

4.8.1#	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013 (English translation)	F-1	333-202205	10.8.1	March 10, 2015

4.8.2#	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013 (English translation)	F-1	333-202205	10.8.2	March 10, 2015

4.9#	Warrant Agreement between Cellectis S.A. and Trout Capital LLC, dated March 24, 2014	F-1	333-202205	10.9	March 10, 2015

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.17†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.19†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.20†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

4.21†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.22†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.23†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.24†#	Second Free Share 2018 Plan	S-8	333-227717	99.3	October 5, 2018

4.25*	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019				Filed herewith

4.26*	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019				Filed herewith

4.27	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016				Filed herewith

4.28	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.29	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.30	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.31	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres				Filed herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title:	Chairman and Chief Executive Officer

Date: March 11, 2019