Form 20-F/A
period 2018-12-31
Cellectis S.A.
filed 2019-04-25
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

E-mail: marie-bleuenn.terrier@cellectis.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one	Nasdaq Global Market
ordinary share, nominal value €0.05 per share
Ordinary shares, nominal value €0.05 per share*	Nasdaq Global Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.   ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐   No

EXPLANATORY NOTE

Cellectis, S.A. (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”) through the filing of this Amendment No. 1 (this “Amendment”) solely for the purpose of re-filing Exhibits 4.25 and 4.26 (together, the “Exhibits”) in accordance with guidance published by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the filing of redacted material contracts without applying for confidential treatment of the redacted information (the “Staff Guidance”), as provided for in the SEC’s Release No. 33-10618, which became effective on April 2, 2019, and the amendments to Form 20-F provided for therein (the “New CT Rules”). In accordance with the Staff Guidance, the Company has withdrawn its pending confidential treatment application with respect to the Exhibits and is, through the filing of this Amendment, re-filing the Exhibits in accordance with the requirements of the New CT Rules. The footnotes to the index of exhibits included in this Amendment have also been revised to distinguish exhibits that reflect omissions pursuant to confidential treatment orders previously granted by the Staff and omissions made in accordance with the New CT Rules.

Except for the revised Exhibits, this Amendment does not amend, update or restate any other items or sections of the Annual Report and does not reflect events occurring after the original filing date of the Annual Report.

In connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (status) of the registrant (English translation)	20-F	001-36891	1.1	March 12, 2019

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1#	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	20-F	001-36891	4.1	March 12, 2019

4.1.1#	Amendment No. 1 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 20, 2002 (English translation)	20-F	001-36891	4.1.1	March 12, 2019

4.1.2#	Amendment No. 2 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.1.2	March 12, 2019

4.1.3#	Amendment No. 3 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated February 26, 2008	F-1	333-202205	10.1.3	March 12, 2015

4.1.4#	Amendment No. 4 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013 (English translation)	F-1	333-202205	10.1.4	March 12, 2015

4.2#	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	20-F	001-36891	4.2	March 12, 2019

4.2.1#	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.2.1	March 12, 2019

4.2.2#	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	20-F	001-36891	4.2.2	March 12, 2019

4.2.3#	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	20-F	001-36891	4.2.3	March 12, 2019

4.2.4#	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	20-F	001-36891	4.2.4	March 12, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.3#	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	20-F	001-36891	4.3	March 12, 2019

4.3.1#	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.3.1	March 12, 2019

4.4	[Reserved]

4.4.1	[Reserved]

4.5	[Reserved]

4.5.1	[Reserved]

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 27, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.7#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.8#	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012 (English translation)	F-1	333-202205	10.8	March 10, 2015

4.8.1#	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013 (English translation)	F-1	333-202205	10.8.1	March 10, 2015

4.8.2#	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013 (English translation)	F-1	333-202205	10.8.2	March 10, 2015

4.9#	Warrant Agreement between Cellectis S.A. and Trout Capital LLC, dated March 24, 2014	F-1	333-202205	10.9	March 10, 2015

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 21, 2016

4.17†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 21, 2016

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.19†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.20†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

4.21†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.22†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.23†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.24†#	Second Free Share 2018 Plan	S-8	333-227717	99.3	October 5, 2018

4.25**	License Agreement Between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 8, 2019				Filed herewith

4.26**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019				Filed herewith

4.27#	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

4.28#	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.29#	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.30#	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30	March 12, 2019

4.31#	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

8.1#	List of subsidiaries of the registrant	20-F	001-36891	8.1	March 12, 2019

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1#	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	001-36891	13.1	March 12, 2019

13.2#	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	001-36891	13.2	March 12, 2019

15.1#	Consent of Ernst & Young et Autres	20-F	001-36891	15.1	March 12, 2019

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*

Confidential treatment has been granted with respect to certain portions of this exhibit (indicated by asterisks). Omitted portions have been filed separately with the Securities and Exchange Commission.

**	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (status) of the registrant (English translation)	20-F	001-36891	1.1	March 12, 2019

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

4.1#	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	20-F	001-36891	4.1	March 12, 2019

4.1.1#	Amendment No. 1 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 20, 2002 (English translation)	20-F	001-36891	4.1.1	March 12, 2019

4.1.2#	Amendment No. 2 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.1.2	March 12, 2019

4.1.3#	Amendment No. 3 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated February 26, 2008	F-1	333-202205	10.1.3	March 12, 2015

4.1.4#	Amendment No. 4 to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013 (English translation)	F-1	333-202205	10.1.4	March 12, 2015

4.2#	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	20-F	001-36891	4.2	March 12, 2019

4.2.1#	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.2.1	March 12, 2019

4.2.2#	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	20-F	001-36891	4.2.2	March 12, 2019

4.2.3#	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	20-F	001-36891	4.2.3	March 12, 2019

4.2.4#	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	20-F	001-36891	4.2.4	March 12, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.3#	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	20-F	001-36891	4.3	March 12, 2019

4.3.1#	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.3.1	March 12, 2019

4.4	[Reserved]

4.4.1	[Reserved]

4.5	[Reserved]

4.5.1	[Reserved]

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 27, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.7#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.8#	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012 (English translation)	F-1	333-202205	10.8	March 10, 2015

4.8.1#	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013 (English translation)	F-1	333-202205	10.8.1	March 10, 2015

4.8.2#	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013 (English translation)	F-1	333-202205	10.8.2	March 10, 2015

4.9#	Warrant Agreement between Cellectis S.A. and Trout Capital LLC, dated March 24, 2014	F-1	333-202205	10.9	March 10, 2015

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 21, 2016

4.17†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 21, 2016

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.19†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.20†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

4.21†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.22†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.23†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.24†#	Second Free Share 2018 Plan	S-8	333-227717	99.3	October 5, 2018

4.25**	License Agreement Between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 8, 2019				Filed herewith

4.26**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019				Filed herewith

4.27#	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

4.28#	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.29#	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.30#	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30	March 12, 2019

4.31#	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

8.1#	List of subsidiaries of the registrant	20-F	001-36891	8.1	March 12, 2019

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1#	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	001-36891	13.1	March 12, 2019

13.2#	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	001-36891	13.2	March 12, 2019

15.1#	Consent of Ernst & Young et Autres	20-F	001-36891	15.1	March 12, 2019

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*

Confidential treatment has been granted with respect to certain portions of this exhibit (indicated by asterisks). Omitted portions have been filed separately with the Securities and Exchange Commission.

**	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title:	Chairman and Chief Executive Officer

Date: April 25, 2019