Form 20-F
period 2019-12-31
Cellectis S.A.
filed 2020-03-05
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

(Address of principal executive office)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

Tel: +33 (0)1 81 69 16 00, Fax: +33 (0)1 81 69 16 06

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.05 per share	“CLLS”	Nasdaq Global Market
Ordinary shares, nominal value €0.05 per share*		Nasdaq Global Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.05 per share: 42,465,669 as of December 31, 2019

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated file	☐	Emerging Growth Company	☐

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

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this Annual Report are the property of Cellectis. The trademark Calyxt is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in U.S. dollars.

All references in this Annual Report to “$,” “U.S. dollars” and “dollars” mean U.S. dollars and all references to “€” and “euros” mean euros. Throughout this Annual Report, references to ADSs mean American Depository Shares or ordinary shares represented by ADSs, as the case may be.

Note Regarding Use of Non-GAAP Financial Measures

Cellectis presents Adjusted Net Income (Loss) attributable to shareholders of Cellectis in this Annual Report on Form 20-F. Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this Annual Report on Form 20-F a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industries which have similar stock-based compensations, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our other IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect such forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	the initiation, timing, progress and results of our agricultural biotechnology research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	Calyxt’s ability to advance its plant products into, and successfully complete, field trials;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	the regulatory treatment of Calyxt’s plant products;

•	regulatory developments in the United States and foreign countries;

•	the commercialization of our product candidates, if approved;

•	the commercialization of Calyxt’s plant products, and Calyxt’s ability to achieve operating scale for its initial commercial product;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw or starting materials and manufacturers;

•	the status of the construction of our in-house manufacturing facilities and their operations;

•	the implementation of our business model, strategic plans for our and Calyxt’s business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates or Calyxt’s plant products;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our and Calyxt’s ability to obtain additional funding for operations;

•	the potential benefits of our strategic alliances and our ability to enter into future strategic arrangements;

•	the ability and willingness of collaborators pursuant to our strategic alliances to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic alliances with Servier and Allogene;

•	our and Calyxt’s ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of, and demand for, our product candidates and of Calyxt’s plant products;

•	our status as a passive foreign investment company for U.S. federal income tax purposes;

•	our financial performance and Calyxt’s financial performance;

•	our and Calyxt’s ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies and technologies; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

Website Disclosure

We use our website (www.cellectis.com) and Calyxt’s website (www.calyxt.com) and our respective corporate Twitter accounts (@cellectis and @Calyxt_Inc) and our respective corporate LinkedIn accounts (https://www.linkedin.com/company/cellectis and https://www.linkedin.com/company/calyxt-inc) as routine market segments of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing otherwise material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor these corporate websites and corporate Twitter and LinkedIn accounts in addition to following press releases, filings with the SEC, and public conference calls and webcasts. Additionally, we provide notifications of announcements as part of our website. Investors and others can receive notifications of new press releases posted on our website by signing up for email alerts.

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

The following selected statements of consolidated operations data for the years ended December 31, 2017, 2018 and 2019 and the selected statement of consolidated financial position data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected statements of consolidated operations data for the years ended December 31, 2015 and 2016 and the selected consolidated statement of financial position data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this Annual Report. We applied IFRS 15 with effect from January 1, 2018 using the full retrospective method, therefore the financial statements as of and for the years ended December 31, 2016 and 2017 have been restated to reflect this adoption. The financial statements as of and for the year ended December 31, 2015 have not been restated to reflect the adoption IFRS 15, Revenue from Contracts with Customers. We applied IFRS 16, leases, with effect from January 1, 2019 using the modified retrospective method; therefore, the financial statements for the periods prior to 2019 have not been restated to reflect the adoption. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements for the years, and as of, December 31, 2015, 2016, 2017, 2018 and 2019 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report, as well as the sections titled “Operating And Financial Review And Prospects” included elsewhere in this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	2015	2016	2017	2018	2019
	$ in thousands
Revenues and other income	62,565	56,444	33,715	21,432	22,990

Operating expenses
Cost of revenue	(2,746)	(1,777)	(2,620)	(2,739)	(11,392)
Research and development expenses	(58,154)	(78,458)	(79,227)	(76,567)	(92,042)
Selling, general and administrative expenses	(30,223)	(43,413)	(44,750)	(47,248)	(43,017)
Other operating income and expenses	(2,425)	(99)	232	31	(91)

Operating income (loss)	(30,984)	(67,302)	(92,650)	(105,091)	(123,552)

Loss from discontinued operations	—	—	—	—	—
Financial gain (loss)	8,378	46	(11,032)	16,758	8,340

Net income (loss)	(22,606)	(67,255)	(103,683)	(88,333)	(115,212)

Attributable to shareholders of Cellectis	(22,796)	(67,255)	(99,368)	(78,693)	(102,091)
Attributable to non-controlling interests	190	—	(4,315)	(9,640)	(13,121)

Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(0.67)	(1.91)	(2.78)	(1.93)	(2.41)
Number of shares used for computing
Basic (1)	34,149,908	35,289,932	35,690,636	40,774,197	42,442,136
Diluted (1)	34,149,908	35,289,932	35,690,636	40,774,197	42,442,136
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	10,606	(8,633)	(50,443)	(44,130)	(78,849)

(1)	See Note 17 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(2)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
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

Statement of Consolidated Financial Position Data

		As of December 31,
	2015 (1)	2016 (2)	2017 (2)	2018	2019 (3)
	$ in thousands
Current financial assets and Cash and cash equivalents	342,111	291,159	296,982	451,889	360,907
Total assets	371,314	331,432	332,882	500,840	467,469
Total shareholders’ equity	287,002	272,985	285,904	450,272	355,470
Total non current liabilities	547	590	3,443	3,699	49,395
Total current liabilities	83,765	57,857	45,453	46,869	62,604

(1)	Financial statements as of and for the year ended December 31, 2015 have not been restated to reflect the adoption IFRS 15, Revenue from Contracts with Customers.
(2)	Financial statements as of and for the years ended December 31, 2016 and 2017 have been restated to reflect the adoption IFRS 15, Revenue from Contracts with Customers.
(3)

The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and a resulting significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Leases” from January 1, 2019 under the modified retrospective transition method). Prior periods have not been restated for the adoption.

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	2015	2016	2017	2018	2019
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(22,796)	(67,255)	(99,368)	(78,693)	(102,091)
Adjustment of non-cash stock-based compensation expense:
Research and development expenses	20,563	33,207	23,832	18,057	12,260
Selling, general and administrative expenses	12,839	25,415	26,586	19,161	14,621

Total non-cash stock-based compensation expense:	33,402	58,622	50,418	37,218	26,881

Non-cash stock-based compensation expense attributable to non controlling interests	—	—	(1,493)	(2,655)	(3,639)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	10,606	(8,633)	(50,443)	(44,130)	(78,849)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical-stage biopharmaceutical company and, as of December 31, 2019, we own 68.9% of Calyxt, Inc., a U.S. technology company focused on deliverying plant-based solutions that are healthy and sustainable, each with a limited operating history. Investment in biopharmaceutical and plant-based technology development is a highly speculative endeavor. Biopharmaceutical and plant-based technology product development entails substantial upfront capital expenditures and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain any required regulatory approvals or to become commercially viable. In our therapeutics business, we are focused on developing products using our gene-editing platform to develop genetically modified T-cells that express a CAR and are designed to target and kill cancer cells. While there have been significant advances in cell-based immunotherapy, our gene-editing platform and T-cell and CAR technologies are new and unproven. Several of the product candidates that we are developing or co-developing are in pre-clinical stages. We are sponsoring three clinical studies in the United States. We have started Phase I clinical trials in the United States for UCART123 targeting acute myeloid leukemia (AML), UCART22 targeting B-cell acute lymphoblastic leukemia (B-ALL), and UCARTCS1 targeting Multiple Myeloma (MM). In addition, UCART19, which we exclusively license to Les Laboratories Servier S.A.S., or Servier, is currently the subject of clinical development through two clinical studies being sponsored by Servier both targeting Acute Lymphoblastic Leukemia (ALL), and one clinical study being sponsored by Allogene Therapeutics, Inc., or Allogene, targeting Diffuse Large B-cell lymphoma (DLBCL) and follicular lymphoma (FL), which are subtypes of Non-Hodgkin Lymphoma (NHL). We have not yet generated any revenue from biopharmaceutical product sales to date. In Calyxt’s plant-based technology business, Calyxt is utilizing patented plant breeding technology to develop plant-based solutions that are healthy and sustainable. Although Calyxt has achieved commercialization of its high oleic soybean oil and meal in the first quarter of 2019, it has not yet generated significant revenues from sales of its plant products.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, such as the biopharmaceutical and plant-based technology industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, gaining market acceptance of the products created using our gene-editing platform, managing a complex regulatory landscape and developing new product candidates. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing products in the fields of immunotherapy gene editing and plant-based technology.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates. We finance our current immuno-oncology operations primarily through strategic alliances with pharmaceutical companies, including Servier and Allogene (pursuant to assets transferred from Pfizer in April 2018), as well as through the sale of equity securities and, to a lesser extent, obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology. For the year ended December 31, 2019, we received $7.5 million in payments pursuant to our principal collaboration agreements.

In the year ended December 31, 2019, our research and development expenses were $92.0 million.

We currently have no commercial biopharmaceutical products. Notwithstanding the commencement of several clinical studies, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a biopharmaceutical product candidate. Even if we or our collaborators successfully commence and complete clinical studies and obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.

Although Calyxt’s first commercial sales from its high oleic soybean products occurred in the first quarter of 2019, Calyxt’s sales will be limited to a single product and may be limited until Calyxt achieves operating scale.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to increase in the near term as we conduct our clinical studies, file IND and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates invest in and develop our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.

The net losses we incur may fluctuate significantly from year to year and quarter to quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating result could be below the expectations of securities analysts or investors which could cause the price of our ADSs to decline.

We may need to raise additional funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently sponsoring three clinical studies. In addition, we are preparing to file additional IND and/or foreign equivalent filings with respect to new clinical studies for certain of our product candidates and/or to extend the number of investigational sites. We are also advancing additional product candidates to and through pre-clinical testing. The process of developing and manufacturing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities. In addition, subject to obtaining regulatory approval of any biopharmaceutical product candidates, we expect to incur significant commercialization expenses.

As of December 31, 2019, we had cash and cash equivalents and current financial assets of approximately $360.9 million. We believe our cash and cash equivalents and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund Cellectis’ operations into

2022 and Calyxt’s operations through mid 2021. Also, our operating plan, including our product development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. To commercialize our products, if approved, we will require significant working capital to operate our business and maintain our operations.

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

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Our therapeutic product candidate development programs are in various phases of development and may be unsuccessful.

We are currently sponsoring three clinical studies, and four clinical studies are being sponsored by Allogene and Servier, pursuant to exclusive licenses. Further, several additional therapeutic product candidates are still in discovery or pre-clinical proof of concept stages of development and have only undergone limited testing in animals. Even if certain of our product candidates progress through clinical studies, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive preliminary clinical data and/or results in animal studies. The results from animal studies are not necessarily predictive of results in current or future clinical studies.

Because some of our current product candidates are in the early stages of development, there can be no assurance that our research and development activities will result in product candidates we can advance through clinical development. The results of clinical studies are subject to a variety of factors and considerations, and we cannot assure you that we or our collaborators will achieve the applicable targets in these studies.

Because of the early stage of development of our product candidates, we have not yet demonstrated the safety, specificity and clinical benefits of our product candidates in humans, and we cannot assure you that the results of any human trials will demonstrate the value and efficacy of our platform. Moreover, there are a number of regulatory requirements that we must satisfy before additional clinical studies may be commenced in the United States or the European Union with respect to our product candidates. Satisfaction of these requirements will entail substantial time, effort and financial resources. Any time, effort and financial resources we expend on our early-stage product candidate development programs may adversely affect our ability to continue development and commercialization of our more advanced product candidates, and we may never commence additional clinical studies despite expending significant resources in pursuit of their development. Further, our clinical studies may not be successful and such product candidates may never be approved by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other regulatory agency.

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

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with the product candidates we develop, we may:

•	lose any competitive advantages that such product candidates may have;

•	be delayed in obtaining marketing approval for the subject product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as initially intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions, contraindications or safety warnings;

•	be subject to changes with the way the product is administered;

•	be required to perform additional clinical trials or broaden current clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

•	need to modify or terminate contractual relationships with third parties with regard to the performance of said clinical trials;

•	be sued;

•	experience damage to our reputation; or

•	not reach the milestones triggering payments from our collaborators.

Early data from compassionate use treatment and from clinical trials are not predictive of success in later clinical trials.

In December 2016, during a meeting with the National Institutes of Health’s Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC, Pfizer and Servier presented preliminary clinical study data for UCART19 and data from three clinical uses of UCART19 on a compassionate basis. These three compassionate use patients have been treated under U.K. “specials” licenses from the Medicines & Healthcare products Regulatory Agency (MHRA) to administer the UCART19 product candidate to a patient on compassionate use basis. Compassionate use refers to the use of an investigational drug outside of a clinical trial to treat a patient with a serious or immediately life-threatening disease or condition who has no comparable or satisfactory alternative treatment options. More recently, in December 2018, during the American Society of Hematology (ASH) Conference, Servier presented intermediate results from its current pediatric and adult clinical studies on UCART19 in the United Kingdom, the United States, Belgium and France. These preliminary results from the pediatric and adult UCART19 Clinical Studies showed that 82% of patients (14/17) who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved a complete remission (CR) or complete remission with incomplete blood cell recovery (CRi) by day 28 or day 42 after infusion. Within the 14 responder patients, 71% showed a “minimal residual disease” (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients (lymphodepleted or not), 67% (14/21) achieved CR/CRi. Regarding safety considerations, there were no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities were events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21).

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

We are currently sponsoring clinical studies at three sites for the BALLI-01 Study, at four sites for the AMELI-01 Study and at three sites for the MELANI-01 Study. We anticipate expanding these existing clinical studies to additional sites and commencing additional clinical studies. We have limited experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product candidate. We rely on a clinical research organization, or CRO, medical institutions and clinical investigators to conduct our clinical studies. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them or the data that they provide could be rejected by the FDA or comparable foreign regulatory bodies, all of which may result in a delay of the affected trial and additional program costs.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Pre-clinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. For example, in September 2017, a clinical hold was placed on our UCART123 clinical studies and remained in place until the FDA permitted these clinical studies to restart in November 2017 according to revised protocols, and in 2018, manufacturing events slowed down the advancement of our UCART123 clinical studies and the commencement of our UCART22 Clinical Study.

We cannot guarantee that any pre-clinical studies or clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the pre-clinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, including a number of patient deaths in CAR-T trials conducted in the United States. We cannot be certain that our product candidates will not face similar setbacks. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our collaborators to delay, reduce or re-define the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.

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

•	changes in regulatory requirements and guidance that necessitate amendments to clinical trial protocols;

•	insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials;

•	delays in obtaining regulatory agency approval for the conduct of the clinical trials;

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

Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated due to a number of factors, including:

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

Currently, only a very limited number of gene therapy products have been approved in the United States and Europe. Approvals by the EMA and FDA for existing gene therapy products may not be indicative of what these regulators may require for approval of further gene therapy products. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

The regulatory landscape that will govern our product candidates is uncertain; regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel CAR T-cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing requirements have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (OTAT, formerly known as the Office of Cellular, Tissue and Gene Therapies, or OCTGT) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review processes and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

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

As we or our collaborators advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because the clinical studies for UCART19 and are being sponsored by Servier and Allogene, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our commercial collaborators and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART123, UCARTCS1 and UCART22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

The United Kingdom’s withdrawal from the European Union may have a negative effect on our business, results of operations and financial condition.

The United Kingdom’s membership in the European Union ended on January 31, 2020. During the current transition period, negotiations between the United Kingdom and the European Union will be conducted to determine terms relating to their future relations, including trade, financial and legal agreements.

The full political and economic effects of this “Brexit” remain quite uncertain to this date. Depending on the outcome of the negotiations, a certain number of risks could materialize, including:

•	a deterioration or stagnation of the United Kingdom’s economic conditions,

•	volatility in the exchange rate between the euro and the pound sterling, which may have a negative impact on our results,

•	a rise in inflation in the United Kingdom,

•	legal and regulatory uncertainty, in particular regarding the interaction between local and European regulations, regarding taxation or regarding importation or exportation of goods,

•

legal and regulatory uncertainty regarding the conduct of clinical trials and/or the approval of our product candidates in the United Kingdom, which may affect our ability to conduct clinical trials and obtain regulatory approvals in the United Kingdom,

•	Any delay in the completion of our United Kingdom clinical trials or in obtaining any regulatory approvals in the United Kingdom and/or the European Union,

•	increased difficulties in finding financing opportunities in the United Kingdom or finding financing opportunities secured in whole or in part by assets located in the United Kingdom.

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

The expected value and utility of our nucleases is, in part, based on our belief that the targeted modification of genes or specific regulation of gene expression may enable us to develop a new therapeutic approach. There is only a limited understanding of the role of specific genes in these applications. Life sciences companies have only been able to successfully develop or commercialize a few products in this biopharmaceutical space. We or our collaborators may not be able to use our technology to develop commercial products.

In addition, the industry is rapidly developing, and our competitors may introduce new technologies that render our technology obsolete, uneconomical or less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, the product candidates that are central to our business.

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

This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond our existing cash on hand. Of the large number of drugs in development globally, only a small percentage successfully completes the regulatory approval process and even fewer are commercialized. Furthermore, we have not marketed, distributed or sold any products. Our success will, in addition to the factors discussed above, depend on the successful commercialization of the product candidates we develop on our own and our collaborators’ successful commercialization of the products they develop, which may, in each case, require:

•	establishing commercial manufacturing arrangements with third-party manufacturers;

•	collaborating with third-parties to market and sell any approved drug; or

•	acceptance of such commercial products by the medical community and by patients and third-party payors.

Many of these factors are beyond our control. We do not expect any of the product candidates we or our collaborators develop to be commercially available for many years and some or all may never become commercially available. We may never generate revenues through the sale of products.

We face substantial competition from companies many of which have considerably more resources and experience than we have.

The biotechnology and pharmaceutical industries are characterized by intense competition and rapid innovation, and many companies apply significant resources toward developing novel and proprietary therapies for the treatment of cancer, which often incorporate novel technologies and valuable intellectual property. We compete with companies in the immunotherapy space, as well as companies developing novel targeted therapies for cancer. In addition, our product candidates, if approved, will compete with existing standards of care for the diseases that our product candidates target as well as new compounds, drugs or therapies, some of which may achieve better results than our product candidates. We anticipate that we will face intense and increasing competition from many different sources, including new and established biotechnology and pharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions.

Immunotherapy is being pursued by both biotech companies and large-cap pharmaceutical companies. We face competition from gene-editing companies, autologous and allogeneic CAR T-cell companies and cell-therapy companies. We also face competition from non-cell based treatments offered by global biopharmaceutical companies. Many of our competitors, either alone or with their collaboration partners, have substantially greater financial, technical and other resources, such as larger research and development staff and/or greater expertise in research and development, manufacturing, pre-clinical testing and conducting clinical trials. In addition, smaller or early-stage companies may compete with us through collaborative arrangements with more established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these enterprises. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

The FDA or other regulatory authority, as applicable, may delay, limit or deny approval of our product candidates for many reasons, including disagreement with clinical trial design or implementation, determinations that a product candidate is not sufficiently safe or efficacious, objections to the statistical significance of data or our interpretation of data, objections to the production, formulation or labeling of our product candidates, and any other discretionary factors such regulators deem relevant.

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

Any issues that arise in the high complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.

Our product candidates undergo a complex, highly-regulated manufacturing process that is subject to multiple risks. As a result of the complexities of this process, the cost to manufacture our CAR T-cell immunotherapy products is generally higher than traditional small molecule chemical compounds, and the manufacturing process requires very minimal batch-to-batch variability, which is expensive to ensure. Our manufacturing process is susceptible to product loss or failure due to issues associated with the collection of white blood cells from healthy third-party donors, manufacturing or supply of raw material or starting material, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product. In addition, we may face manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, shortage of raw material or starting material and other procurement issues, changes in regulation, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, the manufacturing may be stopped or such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Further, as our product candidates are developed through pre-clinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results or adapt to the regulatory agencies’ requirements. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

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

Our manufacturing strategy for the product candidates we develop contemplates the continued use of one or more CMOs as well as our own manufacturing facility, which we are establishing in Raleigh, North Carolina, and Paris, France. However, we have no experience as a company in developing a manufacturing infrastructure that complies with all standards applicable to the manufacturing of a product to be used by or administered to patients, and may never be successful in developing such in-house manufacturing capabilities. We may engage additional CMOs or establish additional manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we successfully develop our own manufacturing capabilities our manufacturing processes could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval processes for the jurisdictions in which we or our collaborators will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development, FDA or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we or our CMOs are unable to reliably produce product candidates or products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Negative publicity and increased regulatory scrutiny of genetic research and therapies involving gene editing may damage public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Our gene-editing technologies are relatively novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates. For example, there have been patient deaths in recent CAR-T trials conducted in the United States by our competitors as well as in our UCART123 clinical studies, which have led to clinical trial holds. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to our or their product candidates, respectively (such as the many adverse events that typically arise from the transplant process), and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stronger labeling for those product candidates that are approved and a decrease in demand for any such product candidates.

We or our collaborators may find it difficult to enroll patients in clinical studies on the product candidates we develop, which could delay or prevent clinical studies of the product candidates.

Identifying and qualifying patients to participate in clinical studies is critical to the success of the relevant product candidate. The timing of clinical studies depends, in part, on the speed of recruitment of patients to participate in testing such product candidates as well as completion of required follow-up periods. We or our collaborators may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a study, to complete the clinical studies for our respective product candidates in a timely manner. If patients are unable or unwilling to participate in such studies, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our technology or termination of the clinical studies altogether.

In addition, clinical trials for the product candidates we or our collaborators develop will compete with other clinical trials for product candidates that are in the same therapeutic areas as such product candidates, and this competition may reduce the number and types of patients available to us and our collaborators. Because the number of qualified clinical investigators is limited, we expect to conduct some of the clinical trials at the same clinical trial sites that some of our competitors use, which may reduce the number of patients who are available for our clinical trials at such clinical trial sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because the product candidates we develop represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and stem cell transplants, rather than enroll patients in our future clinical trial or clinical trial of our collaborators.

Patient enrollment is affected by a variety of factors, including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial, including relative to other available therapies;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	patient referral practices of physicians; and

•	our ability to monitor patients adequately during and after treatment.

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

Any undesirable side effects could cause us, our collaborators or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Further, if the product candidates we develop receive marketing approval and we or others identify undesirable side effects caused by the products or any other similar products after the approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of the products or require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we or our collaborators may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we or our collaborators may be required to perform additional post marketing safety studies or post marketing safety registries;

•	we or our collaborators may be required to change the way the products are distributed or administered or conduct additional clinical trials;

•	we or our collaborators may decide to remove the products from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our products or products developed with our technologies; and

•	our reputation may suffer.

Any of these events could prevent the affected products from achieving or maintaining market acceptance and could substantially increase the costs of commercializing such products and significantly impact the ability of such products to generate revenues. In addition, with respect to product candidates developed by our collaborators, such events could prevent the affected products from reaching milestones that would trigger payments to Cellectis.

If the product candidates we develop do not achieve projected development and commercialization in the announced or expected timeframes, the further development or commercialization of our product candidates may be delayed, and our business may be harmed.

We sometimes estimate, or may in the future estimate, for planning purposes, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, the receipt of marketing approval or commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources and constraints, progress of development activities, and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates.

If we or our collaborators fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, and our business and results of operations may be harmed.

Further development and commercialization of our own product candidates will depend, in part, on strategic alliances with our collaborators. If our collaborators do not diligently pursue product development efforts, the advance of our own programs progress may be delayed and our revenues may be deferred.

We expect to continue to rely, to some extent, on our collaborators to provide funding in support of our own independent research and pre-clinical and clinical testing. Our technology is broad based, and we do not currently possess the financial resources necessary to fully develop and commercialize potential products that may result from our technologies or the resources or capabilities to complete the lengthy marketing approval processes that may be required for such products. Therefore, we plan to rely on strategic alliances to help us finance the development and commercialization of our own biopharmaceutical products. As a result, our success depends, in part, on our ability to collect milestone and royalty payments from our collaborators. To the extent our collaborators do not aggressively pursue product candidates for which we are entitled to such payments or pursue such product candidates ineffectively, we will fail to realize these significant revenue streams, which could have an adverse effect on our business and future prospects.

If collaborators with whom we currently have alliances, such as Allogene and Servier, or future collaborators with whom we may engage, are unable or unwilling to advance their programs, or if they do not diligently pursue product development and product approval, this may slow our progress and defer or negatively impact our revenues. Such failures would have an adverse effect on our ability to collect key revenue streams and, for this reason, would adversely impact our business, financial position and prospects. Our collaborators may assign, sublicense or abandon product candidates or we may have disagreements with our collaborators, which would cause associated product development to slow or cease. There can be no assurance that our current strategic alliances will continue or be successful, and we may require significant time to secure new strategic alliances because we need to effectively market the benefits of our technology to these future alliance partners, which may direct the attention and resources of our research and development personnel and management away from our primary business operations. Further, each strategic alliance arrangement will involve the negotiation of unique terms, and such negotiation efforts may not result in a strategic alliance or may result in unfavorable arrangements.

The loss of existing or future collaboration agreements would not only delay or potentially terminate the possible development or commercialization of products derived from our technologies, but it may also delay or terminate our ability to test target candidates for specific genes. If any collaborator fails to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected product candidates or research programs would be delayed or could be terminated.

Under typical collaboration agreements, we would expect to receive revenue with respect to a CAR T-cell immunotherapy product based on achievement of specific milestones, as well as royalties based on a percentage of sales of the commercialized products. Achieving these milestones will depend, in part, on the efforts of our collaborator as well as, in most cases and for a limited period of time, our own. If we, or any collaborator, fails to meet specific milestones, then the strategic alliance may be terminated, which could reduce our revenues.

In addition, our collaboration agreements are generally terminable at will upon specified prior notice. If one or more collaborators terminates a collaboration agreement, this could have an adverse effect on our revenues. See “Item 4. Information on the Company – B. Business Overview – Our Strategic Alliances.

Even if we or our collaborators successfully complete clinical trials of product candidates, those candidates may not be commercialized successfully for other reasons.

Even if we or our collaborators successfully complete clinical trials for one or more of the product candidates, those candidates may not be commercialized for other reasons, including:

•	failing to receive regulatory approvals required to market them as drugs;

•	being subject to proprietary rights held by others;

•	failing to comply with GMP requirements;

•	being difficult or expensive to manufacture on a commercial scale;

•	having adverse side effects that make their use less desirable;

•	being inferior to existing approved drugs or therapies;

•	failing to compete effectively with existing or new products or treatments commercialized by competitors; or

•	failing to show long-term benefits sufficient to offset associated risks.

In addition, for any product candidates we develop through our strategic alliances, we will depend entirely upon the other party for marketing and sales of that product. These collaborators may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all. Our business and results of operations will be negatively impacted by any failure of our collaborators to effectively market and commercialize an approved product.

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

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory agency disagrees with the promotion, marketing or labeling of that product, a regulatory agency may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we or our collaborators fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, national competent authorities may:

•	issue a warning letter asserting a violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend or terminate any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our collaborators;

•	restrict the marketing, distribution or manufacturing of the product;

•	seize or detain product or otherwise require the withdrawal or recall of product from the market;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any of the foregoing regulatory actions could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit the ability to commercialize products and generate revenues. In addition, the FDA’s policies, and policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, marketing approval that has been obtained may be lost and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We expect the product candidates we develop will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the 2010 Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, to establish an abbreviated pathway for the approval of products that are biosimilar to or interchangeable with an FDA-approved biological product. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

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

Similarly in Europe, a biosimilar is defined as a biological medicine highly similar to another already approved biological medicine (the ‘reference medicine’). Developers of biosimilars are required to demonstrate through comprehensive comparability studies with the reference medicine that:

•	their biological medicine is highly similar to the reference medicine, notwithstanding natural variability inherent to all biological medicines;

•	there are no clinically meaningful differences between the biosimilar and the reference medicine in terms of safety, quality and efficacy.

Biosimilars can only be authorized once the period of data exclusivity on the reference medicine has expired. In general, this means that the biological reference medicine must have been authorized for at least eight years before another company can apply for approval of a similar biological medicine.

Even if we or our collaborators obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our collaborators may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA or by the requisite regulatory agencies in any other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our collaborators’ ability to develop, manufacture, promote and sell our product candidates internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell the product candidates in the EU and many other jurisdictions, we and our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional pre-clinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or our collaborators fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected.

Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we or our collaborators may decide to first seek regulatory approvals of a product candidate in countries other than the United States, or we or our collaborators may simultaneously seek regulatory approvals in the United States and other countries, in which case we or our collaborators will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. Obtaining regulatory approvals from health authorities in countries outside the United States and the EU is likely to subject us or our collaborators to risks in such countries that are substantially similar to the risks associated with obtaining approval in the United States or the EU described herein.

We plan to seek orphan drug status for some or all of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with such status, which may cause our revenue, if any, to be reduced.

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

Although we may seek fast-track designation from the FDA for some or all of our product candidates, there is no assurance that such designation will be granted or, if granted that it will lead to a faster development or regulatory review or approval process.

We may seek fast-track designation and review for some or all of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition or disease, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation. Thus, even if we believe a particular product candidate is eligible for this designation, we cannot assure that the FDA would decide to grant it. Moreover, even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and such designation does not assure ultimate approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Although we may seek a regenerative medicine advanced therapy (RMAT) designation, a breakthrough therapy designation and/or priority medicines (PRIME) designation for our product candidates, there is no assurance that such designations will be granted or, if granted that they will lead to a faster development or regulatory review or approval process.

We may seek a RMAT designation or a breakthrough therapy designation from the FDA for some or all of our product candidates.

A drug is eligible for RMAT designation if, (i) the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; (ii) the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition.

A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.

We may also seek a PRIME designation from the European Medicines Agency (or EMA) for some or all of our product candidates. Through a PRIME designation, the EMA offers support to medicine developers to optimize the generation of robust data on a medicine’s benefits and risks and enable accelerated assessment of medicines applications. This scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. These medicines are considered priority medicines by the EMA. To be eligible for a PRIME designation, a medicine has to show its potential to benefit patients with unmet medical needs based on early clinical data.

For product candidates that obtain a RMAT, PRIME or breakthrough therapy designation, interaction and communication between the FDA or the EMA (as applicable) and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. However, the granting of such designations is within the discretion of the FDA or the EMA, respectively. In any event, the receipt of a RMAT or a PRIME designation or a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional agencies procedures and does not assure ultimate approval. In addition, even if one or more of our product candidates qualify as RMAT or a PRIME or a breakthrough therapy, the FDA or the EMA may later decide that such product no longer meet the conditions for qualification.

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

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates as a result of unexpected side effects resulting from the administration of these product candidates. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our collaborators, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control.

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

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect our ability or our collaborators’ ability to set a price for our products that we believe is fair, to achieve profitability, and to obtain and maintain market acceptance by patients and the medical community;

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory initiatives to contain healthcare costs. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was enacted in March 2010.

The ACA expanded health care coverage through Medicaid expansion and the implementation of a tax penalty for individuals who do not maintain mandated health insurance coverage (the so-called ‘individual mandate’). The ACA also contains a number of provisions that affect coverage and reimbursement of drug products. Considerable uncertainty remains regarding the implementation and impact of the ACA. Under the Trump administration, there have been ongoing Congressional and judicial efforts to modify or repeal all or certain provisions of the ACA. For example, tax reform legislation was enacted at the end of 2017 that eliminated the individual mandate beginning in 2019. In December 2018, a federal district court, in a challenge brought by a number of state attorneys general, found the ACA unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. In December 2019, a federal appeals court agreed that the individual mandate was unconstitutional, but remanded the case back to the district court to assess more carefully whether any provisions of the ACA were severable and could survive. Pending action by the district court and resolution of any appeals, which could take an extended period of time, the ACA remains operational. We cannot predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.

U.S. federal and state governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, waivers from Medicaid drug rebate law requirements, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. The private sector has also sought to control healthcare costs by limiting coverage or reimbursement or requiring discounts and rebates on products. We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures could significantly decrease the available coverage and the price we might establish for our potential products, which would have an adverse effect on our net revenues and operating results.

Moreover, this political and legislative uncertainty could harm our and our collaborators’ ability to market any products and generate revenues.

Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of a biopharmaceutical product is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the EU do not follow price structures of the United States and generally tend to have significantly lower prices.

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

Our future profitability, if any, will depend, in part, on our ability and the ability of our collaborators to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to additional risks and uncertainties, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements in each jurisdiction that we pursue;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	country specific requirements related to the cells used as starting material for manufacturing;

•	language barriers for technical training, healthcare professionals and patients documents;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations; and

•	patients’ ability to obtain reimbursement for products in various markets.

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

•

Analogous laws and regulations in various U.S. states, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than U.S. federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.

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

Risks Related to Our Reliance on Third Parties

We expect to continue to rely on third parties to conduct some aspects of our development programs and these third parties may not perform satisfactorily.

We do not, and do not expect in the future to, independently conduct all aspects of our product manufacturing, quality control, protocol development, material supply, research and pre-clinical development, translational activities and clinical testing as well as distribution. We rely, and will continue to rely, on third parties for some of these activities. Under certain circumstances, these third parties may be entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our product development activities.

In addition, in connection with our engagement of third parties, we control only certain aspects of their activities. Our reliance on these third parties for product manufacturing, quality control, protocol development, material supply, research and pre-

clinical development, translational activities and clinical testing and distribution activities reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct their activities in accordance with regulatory requirements and our stated study and trial plans and protocols, or if there are disagreements between us and these third parties, we may not be able to complete, or may be delayed in completing, the pre-clinical studies and clinical trials required to support future regulatory submissions and approval of the product candidates we develop. In some such cases we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay with respect to the approval of our product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

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

•	that such third parties may experience business disruptions, such as bankruptcy, that disrupt their ability to perform their obligations to us.

Any of these events could lead to manufacturing, supply and/or clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products.

Our existing collaborations, or any future collaboration arrangements, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop and commercialize our product candidates.

We have entered into strategic alliances with collaborators, such as Allogene and Servier, under which our collaborators have exclusive development and commercialization rights with respect to certain product candidates, and we may in the future enter into additional collaborations. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators may not perform or prioritize their obligations as expected;

•	the clinical trials conducted as part of such collaborations may not be successful;

•

collaborators may not pursue development and commercialization of product candidates that achieve regulatory approval or may elect not to pursue development or commercialization of product candidates based on clinical trial results, changes in the collaborators’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, or abandon a product candidate;

•	collaborators could develop, independently or with third parties, products that compete directly or indirectly with our product candidates;

•

product candidates developed pursuant to collaboration arrangements may be viewed by our collaborators as competitive with their other own product candidates or products, which may cause them to cease to devote resources to the product candidate’s development or commercialization;

•	a collaborator may not commit sufficient resources to the commercialization, marketing and distribution of any product candidate;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation, or the preferred course of development, may cause delays or termination of the development or commercialization of such product candidates, or may result in time-consuming and expensive legal proceedings;

•	collaborators may not properly maintain, protect, defend or enforce intellectual property rights or may improperly use proprietary information;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe, misappropriate or otherwise violate third party intellectual property rights, which may expose us to litigation and potential liability;

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, the development of product candidates may be delayed or stopped; and

•	we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex.

If our collaborations do not result in the successful development and commercialization of product candidates, or if one of our collaborators terminates its agreement with us, we may not receive anticipated milestone or royalty payments under the collaborations. If we do not receive anticipated payments, our development of product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our collaborators.

Significant regulation applies to the manufacturing of our products and the manufacturing facilities on which we rely may not meet regulatory requirements or may have limited capacity.

All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulations. For example, in the United States, components of a finished CAR T-cell immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. Similarly, all investigational medicinal products in the EU must be manufactured in compliance with Good Manufacturing Practices, or GMP. The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of the product candidates we develop that may not be detectable in final product testing. In the United States, we or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s cGMP requirements enforced by the FDA through its facilities inspection program. Our facilities and quality systems and the facilities and quality systems of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted.

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

If we or any of our third-party manufacturers fail to provide appropriate products or maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, the imposition of a hold on clinical trials, the refusal to permit a clinical trial to commence, the refusal to use certain batches of product candidates intended to be used in the clinical trials, the refusal to approve a pending application for a new product, the revocation or non-renewal of a pre-existing approval, or the refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible. As a result, our business, financial condition and results of operations may be materially harmed.

In addition, if supply from one approved manufacturer or supplier is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and time and is likely to result in a delay in our desired clinical and commercial timelines. Although we have started construction of two of our own manufacturing facilities, we may never be successful in developing our own manufacturing capabilities. Even if we are successful, developing our own manufacturing capabilities may be costlier than we anticipate or may result in delays.

These factors could cause commercialization of our product candidates, cause us to incur higher costs, or prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed or we could lose potential revenue.

Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not guaranteed.

We are dependent on third parties for the supply of various of materials, including biological materials, that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, biological materials are subject to stringent manufacturing process and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect the ability to complete trials and commercialize our products candidates. In addition, our suppliers or manufacturers may, from time to time, change their internal manufacturing or testing processes and procedures. Such changes may require us to perform or have performed studies to demonstrate equivalence of the materials produced or tested under such new procedures. Such equivalence testing may impose significant delays in the development of our product candidates. Furthermore, our suppliers may face quality issues or findings from regulatory authorities’ inspections that could lead to delays or interruption of the supply of our product candidates.

We and our collaborators rely on third parties to conduct, supervise and monitor clinical studies, and if these third parties perform in an unsatisfactory manner, it may harm our business.

We and our collaborators rely on medical institutions, clinical investigators, contract research organizations, or CROs, contract laboratories, and collaborators to carry out or otherwise assist us in connection with our or their clinical trials and to perform data collection and analysis. While we will and our collaborators have agreements governing their activities, we and they will have limited influence over such third parties’ actual performance and will control only certain aspects of such third parties’ activities. Nevertheless, we or our collaborators will be responsible for ensuring that each of such clinical trials is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards, and reliance on the third party does not relieve us or our collaborators of our respective regulatory responsibilities.

We, our collaborators, and our CROs are required to comply with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, cGMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of pre-clinical studies and clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Regulatory authorities around the world, including the FDA and European authorities, enforce these requirements through periodic inspections of study sponsors, CROs, principal investigators and clinical trial sites. If we, our collaborators, our CROs, our investigators or trial sites fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in future clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities around the world may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates. Upon inspection, the FDA or EMA may determine that clinical trials did not comply with GCP, GLP and GMP requirements, which may render the data generated in those trials unreliable or otherwise not usable for the purpose of supporting the marketing authorization applications for the relevant products.

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

We may enter into agreements with third parties to sell, distribute and/or market any of the products candidates we develop for which we obtain regulatory approval, which may adversely affect our ability to generate revenues.

Given our early development stage, we have no experience in sales, marketing and distribution of biopharmaceutical products. However, if any of our product candidates obtain marketing approval, we intend to develop sales and marketing capacity, either alone or with partners, either through contracts or licenses. Outsourcing sales, distribution and marketing may subject us to a variety of risks, including:

•	our inability to exercise direct control over sales, distribution and marketing activities and personnel;

•	failure or inability of contracted sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products; and

•	potential disputes with third parties concerning distribution, sales and marketing expenses, calculation of royalties, and sales and marketing strategies.

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

Because we rely on third parties for the advancement of our products platform, pre-clinical testing, quality control, clinical trials, translational activities and manufacturing activities, we must, at times, share trade secrets with them. The sharing of our trade secrets with certain collaborators and CMOs may arise from our collaborations with Servier and Allogene, any collaborations we may enter into in the future, as well as our agreements with our past, present or future CMOs. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, subcontractors, advisors, employees and consultants prior to beginning research, services or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. In addition, agreements with third parties typically restrict the ability of such third parties to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the strategic alliance. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Our collaborators or CMOs may be acquired by competitors, which may increase the risk that these entities may breach their confidentiality obligations and share our confidential information with the acquirer. For example, in April 2019, Novartis announced its acquisition of CellForCure, which serves as a CMO for us.

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

Risks Related to Calyxt, Its Business and Operations

Calyxt faces significant competition and many of its competitors have substantially greater financial, technical and other resources than it does.

The market for plant-based technology products is highly competitive, and Calyxt faces significant direct and indirect competition in several aspects of its business. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of advanced biotechnology traits. Competition for providing more nutritious ingredients for food companies come from chemical-based ingredients, additives and substitutes, which are developed by various companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology, seed and chemical industries may result in even more resources being concentrated among a smaller number of Calyxt’s competitors. Most of these competitors have substantially greater financial, technical, marketing, sales, distribution and other resources than Calyxt does, such as larger R&D staff, more experienced marketing and manufacturing organizations and more well-established sales forces. As a result, Calyxt may be unable to compete successfully against its current or future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for its products. We expect Calyxt to continue to face significant competition in the markets in which Calyxt intends to commercialize its products.

Many of Calyxt’s competitors engage in ongoing R&D, and technological developments by Calyxt’s competitors could render its products less competitive or obsolete, resulting in reduced sales compared to our expectations. Calyxt’s ability to compete effectively and to achieve commercial success depends, in part, on Calyxt ability to: control manufacturing and marketing costs; effectively price and market Calyxt’s products; successfully develop an effective marketing program and an efficient supply chain; develop new products with properties attractive to customers; and commercialize its products quickly without incurring major regulatory costs. Calyxt may not be successful in achieving these factors and any such failure may adversely affect its business, results of operations and financial condition.

From time to time, certain seed and chemical companies that are potential competitors of Calyxt may seek new traits or trait development technologies and may seek to license its technology. Calyxt has, in the past, entered such licensing arrangements and may continue to enter such arrangements in the future. Some of these companies may have significantly greater financial resources and may even compete with Calyxt’s business. In such circumstances, competitors could use its technologies to develop their own products that would compete with Calyxt’s product candidates.

Calyxt also anticipates increased competition in the future as new companies enter the market and new technologies become available, particularly in the area of gene editing. Calyxt’s technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of Calyxt’s competitors that are more effective or that enable them to develop and commercialize products more quickly or with lower expense than Calyxt is able to do. At the same time, the expiration of patents covering existing products reduces the barriers to entry for competitors. If for any reason Calyxt’s technology becomes obsolete or uneconomical relative to its competitors’ technologies, this would prevent or limit Calyxt’s ability to generate revenues from the commercialization of Calyxt’s products.

Calyxt’s business activities are currently conducted at a limited number of locations, which makes Calyxt susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

Calyxt’s current headquarters and R&D facilities, which include an office, labs, greenhouses, field testing acreage, and a demonstration test kitchen, are in Roseville, Minnesota. Calyxt’s seed production takes place primarily in the United States and its territories with contra season production also occurring in Argentina. Third party warehousing for seed storage, and Calyxt’s limited number of processing partners (e.g. storage, transportation, crushers and refiners) are all located in the Upper Midwest region of the United States. Calyxt takes precautions to safeguard its facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. Particularly in the case of insurance, Calyxt’s insurance may not cover certain losses, or Calyxt’s losses may exceed its coverage limits. A natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or other intentional or negligent acts, including acts of vandalism, could damage or destroy Calyxt’s equipment, inventory, development projects, field trials or data, and cause Calyxt to incur significant additional expenses to repair or replace the damaged physical facilities, which in the case of seed production may be the result of years of development work that is not easily or quickly reproduced, and increase the development schedule for Calyxt’s product pipeline candidates.

To compete effectively, Calyxt must introduce new products that achieve market acceptance.

In order to remain competitive and increase revenue, Calyxt must introduce new products from its pipeline of product candidates. If Calyxt fails to anticipate or respond to technological developments, market requirements, or consumer preferences, or if Calyxt is significantly delayed in developing and introducing products, Calyxt’s revenues will not increase.

Development of successful agricultural products using gene-editing technologies requires significant levels of investment in R&D, including laboratory, greenhouse and field testing, to demonstrate product effectiveness and can take several years or more. Calyxt incurred R&D expenses, including non-cash stock compensation expenses of $12.2 million in the year ended December 31, 2019, $10.4 million in the year ended December 31, 2018, and $11.5 million in the year ended December 31, 2017. Calyxt must commit significant resources and may incur obligations (such as royalty obligations or milestone fees) to develop new products before knowing whether its investments will result in products the market will accept and without knowing the levels of revenue, if any, that may be derived from these products.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	Calyxt’s products may not perform as expected in the field;

•	Calyxt’s products may not receive necessary regulatory permits and governmental clearances in the markets in which Calyxt intends to sell them;

•	consumer preferences, which are unpredictable and can vary greatly, may change quickly, making Calyxt’s products no longer desirable;

•	Calyxt’s competitors may develop new products that taste better or have other more appealing characteristics than Calyxt’s products;

•	Calyxt’s products may be viewed as too expensive by customers as compared to competitive products;

•	Calyxt’s products may be difficult to produce on a large scale or will not be economical to grow;

•	intellectual property and other proprietary rights of third parties may prevent Calyxt or its collaborators from marketing and selling Calyxt’s products;

•	Calyxt may be unable to patent or otherwise obtain intellectual property protection for its discoveries in the necessary jurisdictions;

•	Calyxt or its customers may be unable to fully develop or commercialize products in a timely manner or at all; and

•	third parties may develop superior or equivalent products.

Accordingly, if Calyxt experiences any significant delays in the development or introduction of new products or if its new products do not achieve market acceptance, Calyxt’s business, operating results and financial condition would be adversely affected.

Any collaboration arrangements that Calyxt may enter in the future may not be successful, which could adversely affect Calyxt’s ability to develop and commercialize its product candidates.

Calyxt may seek collaboration arrangements with third parties for the development or commercialization of its product candidates depending on the merits of retaining commercialization rights for itself as compared to entering collaboration arrangements. Calyxt will face, to the extent that it decides to enter collaboration arrangements, significant competition in seeking appropriate partners. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. Calyxt may not be successful in its efforts to establish and implement collaboration or other alternative arrangements should it so chose to enter such arrangements. The terms of any collaborations or other arrangements that Calyxt may establish may not be favorable to Calyxt or to us.

The success of its collaboration arrangements will depend heavily on the efforts and activities of Calyxt’s partners. Collaborations are subject to numerous risks, which may include that:

•	partners have significant discretion in determining the efforts and resources that they will apply to R&D partnerships;

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

•	partners could independently develop, or develop with third parties, products that compete directly or indirectly with Calyxt’s products or product candidates;

•	a partner with marketing, manufacturing and distribution rights to one or more products may not commit enough resources to or otherwise not perform satisfactorily in carrying out these activities;

•	Calyxt could grant exclusive rights to its partners that would prevent Calyxt from collaborating with others;

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

•	a partner’s sales and marketing activities or other operations may not follow applicable laws resulting in civil or criminal proceedings.

If ongoing or future field trials are unsuccessful, Calyxt may be unable to complete the development of product candidates on a timely basis or at all.

Calyxt relies on field trials to demonstrate the efficacy of product candidates that it has developed and evaluated in greenhouse conditions. Field trials allow Calyxt to test product candidates in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. Successful completion of field trials is critical to the success of Calyxt’s product development efforts. If Calyxt’s ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse effects on the agronomic performance of Calyxt’s crops, or if the field trials do not produce reliable data, Calyxt’s product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. In addition, in order to support Calyxt’s commercialization efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, Calyxt cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful. Many factors that are beyond Calyxt’s control may adversely affect the success of these field trials, including unique geographic conditions, weather and climatic variations, disease or pests, or acts of protest or vandalism. Field trials, which may take up to two to three years, are costly, and any field trial failures that Calyxt may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact Calyxt’s business and results of operations. During the first quarter of 2020, Calyxt was notified that a significant portion of its high fiber wheat plants were damaged in field trials due to improper aerial chemical applications by unaffiliated third parties. While Calyxt is continuing to assess the impact of this damage on the overall development process and timeline, Calyxt expects to harvest the remaining field trial crop in spring 2020 and continue Phase II development in 2020. Calyxt’s Phase II development activities in 2020 will include testing the product concept in field conditions, completing food application studies and voluntarily consulting with FDA. Depending on the results of the spring 2020 field trial crop harvest and the success of its other activities in Phase II and Phase III, Calyxt’s high fiber wheat product may launch as early as 2022.

Calyxt relies on third parties to conduct, monitor, support, and oversee field trials and other research services for product candidates in development, and any performance issues by third parties, or Calyxt’s inability to engage third parties on acceptable terms, may impact Calyxt’s ability to successfully commercialize such product candidates.

Calyxt currently relies on third parties, such as growers, consultants, contractors and universities, to conduct, monitor, support and oversee these field trials. In some cases, these field trials are conducted outside of the United States, making it difficult for Calyxt to monitor the work being conducted by the third parties that it engages. Although Calyxt provides its third-party contractors with protocols regarding the production and handling of its product candidates, Calyxt has limited control over the execution of field trials. Poor field trial execution or data collection, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these third parties could impair the success of Calyxt’s field trials. Any such failures may result in delays in the development of Calyxt’s product candidates or the incurrence of additional costs. Even if Calyxt’s third-party contractors adhere to its suggested protocols, field trials may fail to succeed for a variety of other reasons, including weather, disease or pests, improper timing of planting Calyxt’s seeds, or incorrect fertilizer use. Ultimately, Calyxt remains responsible for ensuring that each of its field trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and Calyxt’s reliance on third parties does not relieve Calyxt of its responsibilities. Should such third parties fail to comply with these standards, Calyxt’s ability to develop its product candidates could be adversely impacted.

Additionally, if Calyxt is unable to maintain or enter into agreements with third-party contractors on acceptable terms, or if engagement is terminated prematurely, Calyxt may be unable to conduct or complete its field trials in the manner Calyxt anticipates. If Calyxt’s relationship with any of these third-party contractors is terminated, Calyxt may be unable to enter arrangements with alternative contractors on commercially reasonable terms, or at all. Switching or adding third-party contractors can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact Calyxt’s ability to meet its desired development timelines.

The successful commercialization of Calyxt’s products depends on Calyxt’s ability to produce high-quality plants and seeds cost-effectively on a large scale and to accurately forecast demand for Calyxt’s products, and Calyxt may be unable to do so.

The production of commercial-scale quantities of seeds requires the multiplication of the plants or seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of any product candidates Calyxt successfully develops depends on Calyxt’s ability to scale its production processes to produce plants and seeds in enough quantity to meet demand. For example, food ingredients such as soybean oil and wheat flour will require optimized production and commercialization of the underlying plant and seed harvests. Calyxt cannot assure that its existing or future seed production techniques will enable Calyxt to meet its large-scale production goals cost-effectively for the products in its pipeline. Even if Calyxt is successful in developing ways to increase yields and enhance quality, Calyxt may not be able to do so cost-effectively or on a timely basis, which could adversely affect Calyxt’s ability to achieve profitability. If Calyxt is unable to maintain or enhance the quality of its plants and seeds as it increases its production capacity, including through the expected use of third parties, Calyxt may experience reductions in customer or farmer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, Calyxt will need to make seed production decisions well in advance of product sales. Calyxt’s ability to accurately forecast supply can be adversely affected by several factors outside of Calyxt’s control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of Calyxt’s products may reduce product revenue, damage our or Calyxt’s reputation in the market and adversely affect relationships. Any product surplus Calyxt has on hand may negatively impact cash flows, reduce the quality of Calyxt’s inventory and ultimately result in write-offs of inventory. Additionally, we or Calyxt will take financial risk in Calyxt’s inventory given that Calyxt will have to keep the inventory at its net realizable value on its balance sheet. Fluctuations in the spot price of Calyxt’s crops in inventory could have negative impacts on its consolidated financial statements. Any failure on Calyxt’s part to produce enough inventory, or overproduction of a product, could harm its business, results of operations and financial condition. In addition, its customers may cancel orders, request a decrease in quantity, or make returns, which may lead to a surplus of Calyxt’s products.

While Calyxt estimates that the potential size of its target markets for its products is significant, that estimate has not been independently verified and is based on certain assumptions that may not prove to be accurate. Calyxt’s ability to accurately forecast demand is dependent on the timing of customer decisions, qualification cycles, and other factors outside of its control. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for Calyxt’s products and therefore adversely impact Calyxt’s future business prospects, results of operation and financial condition.

Interruptions in the production or transportation of Calyxt’s seeds could adversely affect its operations and profitability.

Calyxt relies on contract seed producers to produce seed for our product candidates. Poor execution, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of product candidates by these contract seed producers could adversely affect Calyxt’s products. Any such failures may result in delays in Calyxt’s ability to obtain seed for its seed production needs in a timely manner. Such delays could adversely affect Calyxt’s ability to deliver seed to farmers to meet their planting window. Calyxt’s dependency upon timely seed deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect Calyxt’s operations until alternative arrangements could be made. Such a delay would adversely affect our and Calyxt’s reputation and revenues. If Calyxt were unable to produce the necessary seed for an extended period for any reason, its business, customer relations, and operating results could suffer.

Calyxt may not be able to identify suitable seed producers to meet its production needs or Calyxt may not be able to enter into cost effective agreements with suitable seed producers on acceptable terms. If any contract seed producers whom Calyxt engages fail to perform their obligations as expected or breach or terminate their agreements with Calyxt, or if Calyxt is unable to secure the services of such third parties when and as needed, it may adversely affect Calyxt’s business.

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

The successful commercialization of Calyxt products may face challenges from public perceptions of gene-edited products and ethical, legal, environmental, health and social concerns.

The successful commercialization of Calyxt’s product candidates depends, in part, on public acceptance of gene-edited agricultural products.

Consumers may not understand the nature of Calyxt’s technologies or the scientific distinction between Calyxt’s non-transgenic gene-edited products and transgenic products of competitors. As a result, they may transfer negative perceptions and attitudes regarding transgenic products to Calyxt’s products and product candidates. A lack of understanding of Calyxt’s technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing, whether transgenic or non-transgenic, by claiming that plant products developed using biotechnology are unsafe for consumption or their use, pose a risk of damage to the environment, or creates legal, social and ethical dilemmas. The commercial success of Calyxt’s products and product candidates may be adversely affected by such claims, even if unsubstantiated. In addition, opponents of biotechnology have vandalized the fields of farmers planting biotech seeds and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of Calyxt’s farmer customers, Calyxt field testing sites or Calyxt research, production or other facilities, could adversely affect Calyxt’s sales and Calyxt’s costs.

Negative public perceptions about gene editing can also affect the regulatory environment in the jurisdictions in which Calyxt is targeting the sale of Calyxt’s products and the commercialization of Calyxt’s product candidates. Any increase in such negative perceptions or any restrictive government regulations in response thereto, could have a negative effect on Calyxt’s business and may delay or impair the sale of Calyxt’s products or the development or commercialization of Calyxt’s product candidates. Even in light of compliance with regulatory protocols or following receipt of confirmation of non-regulated status in a jurisdiction, public pressure may lead to increased regulation of products produced using biotechnology, further legislation regarding novel trait development technologies, or administrative litigation concerning prior regulatory determinations, each of which could adversely affect Calyxt’s ability to sell its product or commercialize its product candidates. In addition, labeling requirements could heighten public concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

Additionally, Calyxt is currently exploring product opportunities in hemp, among other crops. Hemp, as defined in the 2018 Farm Bill as Cannabis sativa containing a delta-9 tetrahydrocannabinol (THC) concentration of not more than 0.3% on a dry weight basis, has been removed from the Controlled Substances Act and is legally distinct from marijuana/cannabis, which is Cannabis sativa containing a THC concentration of more than 0.3% on a dry weight basis. Because the hemp plant and the marijuana plant are both part of the same cannabis sativa species of plant, Calyxt’s activities with legal hemp may be incorrectly perceived as Calyxt being involved in federally illegal cannabis/marijuana. Also, despite growing support for the cannabis industry and legalization of cannabis in certain states in the United States, many individuals and businesses remain opposed to the cannabis industry. Any negative press resulting from any incorrect perception that Calyxt has entered the cannabis space could result in a loss of current or future business. It could also adversely affect the public’s perception of Calyxt and lead to reluctance by new parties to do business with Calyxt or to own its common stock. Business partners, including but not limited to financial institutions and customers, may attempt to end or limit their relationships with Calyxt due to this incorrect perception, which may negatively affect Calyxt’s business, financial condition, and results of operations.

If Calyxt’s products become adulterated, misbranded, or mislabeled, Calyxt might need to recall those items and may experience product liability claims if consumers or animals are injured.

Calyxt is targeting sale of its high oleic soybean oil as a premium oil in the foodservice, food manufacturing, animal nutrition, and industrial market segments. Calyxt sells its high oleic soybean meal into the animal nutrition market segment. Calyxt may need to recall its High oleic soybean products if they become adulterated, misbranded, or mislabeled. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. Calyxt could also suffer losses from a significant product liability judgment against it. A significant product recall or product liability case could also result in adverse publicity, damage to Calyxt’s reputation, and a loss of consumer or purchaser confidence in Calyxt’s products, which could have an adverse effect on Calyxt’s business, results of operations and financial condition and the value of Calyxt’s brands.

Products that Calyxt develops, and food containing Calyxt’s products, may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of Calyxt’s products to customers.

Certain third-party organizations offer verification programs that seek to identify non-GMO products to consumers. These organizations verify the status of products (such as foods, beverages and vitamins) as non-GMO based on independently developed standards, and often authorize the display of specific markers or labels illustrating such status on the verified product’s packaging.

Standards established by such third-party organizations for the verification of non-GMO status may differ from applicable regulatory legal standards applied by regulators in the United States. As a result, notwithstanding a determination as to the non-regulated status of a product pursuant to APHIS’s regulatory procedures (or a similar determination in other jurisdictions), Calyxt’s products, and third-party products that utilize Calyxt’s gene-edited products as ingredients, may fail to meet more restrictive or non-scientific standards imposed by these independent verification organizations.

For example, there are third-party verification organizations that withhold non-GMO certification from products developed using gene editing technology, including a product that does not contain any foreign DNA, such has Calyxt’s high oleic soybean. Such a position means that some non-GMO seals or labels are not available for gene edited products, including our high oleic soybean products. This has limited Calyxt’s ability to demand non-GMO premiums for its high oleic soybean meal.

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

As of December 31, 2019, Calyxt had cash and cash equivalents of $58.6 million. Calyxt believes its cash and cash equivalents will be enough to fund its operations through at least mid-2021.

Calyxt’s business plan is to complete the development and regulatory processes for its product candidates and commercialize additional product candidates. Based on Calyxt’s history of losses, Calyxt does not expect that it will be able to fund its longer-term capital and liquidity needs to execute its business plan and pursue its strategic goals through its cash balances and operating cash flow alone. To fund Calyxt’s longer-term capital and liquidity needs, Calyxt expects it will need to secure additional capital. Calyxt’s business plan and financing needs are subject to change depending on, among other things, success of its product development efforts, its revenue and its efforts to continue to effectively manage expenses. If Calyxt is ultimately unable to generate sufficient revenue to meet its financial targets, become profitable and have sustainable positive cash flows, Calyxt may be required to further reduce expenses, which could have a further negative effect on Calyxt’s ability to generate revenue, or Calyxt may be required to raise additional capital more quickly than Calyxt expects or Calyxt may need more capital than it expects.

Calyxt may obtain future additional financing by incurring indebtedness or from an offering of Calyxt’s equity or convertible securities or both. To the extent that Calyxt raises additional capital through the sale of additional equity or convertible securities, current ownership interests will be diluted, and new investors may demand rights, preferences or privileges senior to those of existing holders of common stock. Debt financing, if available, would result in increased fixed payment obligations and a portion of Calyxt’s operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. If Calyxt raises capital in the future, Calyxt cannot assure you that additional capital will be available in the amount or at the time Calyxt needs it, or that it will be available on acceptable terms or at all. If Calyxt is unable to obtain sufficient funding on a timely basis, Calyxt may be required to significantly curtail, delay or discontinue one or more of its research or product candidate development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on Calyxt’s business opportunities, as desired, which could materially affect Calyxt’s business, operating results and prospects and cause the price of its common stock to decline.

Changes in tax laws and regulations could impact Calyxt’s financial results and require compliance efforts that could increase Calyxt’s cost of doing business.

Calyxt is subject to a variety of tax laws and regulations in the jurisdictions in which it operates. Changes in the tax laws could impact Calyxt’s financial results and maintaining compliance with these laws can increase Calyxt’s cost of doing business. Most notably, on December 22, 2017, U.S. tax reform legislation known as the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. The TCJA makes substantial changes to U.S. tax law, including a reduction in the corporate tax rate, a limitation on deductibility of interest expense, a limitation on the use of net operating losses to offset future taxable income, an allowance of immediate expensing of capital expenditures, the modification or repeal of certain business deductions (including executive compensation) and credits, deemed repatriation of foreign earnings and significant changes to the taxation of foreign earnings going forward, and new rules designed to prevent erosion of the U.S. income tax base (such as a new minimum tax, called the Base Erosion and Anti-abuse Tax, applicable to certain U.S. corporations that make certain payments to related foreign persons). The provisions in the TCJA are subject to additional regulatory or administrative developments, including any regulations or other guidance promulgated by the U.S. Treasury, Internal Revenue Service, and other regulators. Further, there can be no assurance that Calyxt’s current interpretations of, and assumptions regarding, the TCJA and any related regulations or guidance will not be reviewed or investigated by regulators in the future.

Calyxt’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, Calyxt had approximately $141.4 million of net operating losses, or NOLs, for federal and state income tax purposes, which may be available to offset income tax liabilities in the future. In addition, Calyxt may generate additional NOLs in future years. Under Section 382 of the Internal Revenue Code of 1986 (as amended, the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. For this purpose, an ownership change generally means a more than 50 percentage point change in the ownership of a corporation by one or more stockholders or specified groups of stockholders, each of which owns 5% or more of the corporation (determined after the application of certain attribution and grouping rules) over a three-year period. Although Calyxt does not believe that any of its NOLs are currently subject to limitation under Section 382 of the Code, future changes in its stock ownership, some of which may be outside of its control, could result in an ownership change under Section 382 of the Code, which could limit Calyxt’s ability to use its existing or future NOLs to offset future taxable income. In addition, for an NOL that was generated in the 2017 taxable year or in an earlier taxable year, Calyxt is permitted to carry forward the NOL from the taxable year in which it arose only to the succeeding twenty taxable years, and, if Calyxt does not generate sufficient taxable income to utilize the NOL carryforward within this period, it may expire unused. NOLs generated in taxable year 2018 and future years have indefinite carryforward periods.

The TCJA contains significant changes to the rules regarding NOLs. These changes include limiting the deduction of NOLs to 80% of current year taxable income, prohibiting the carryback of NOLs, and allowing NOLs to be carried forward indefinitely. These changes apply to NOLs arising in taxable years beginning after December 31, 2017, and therefore Calyxt’s ability to use such NOLs to offset any future taxable income may be significantly limited. In addition, the reduction in the federal corporate tax rate under the TCJA potentially diminishes the value of Calyxt’s NOLs to it. Historically, Calyxt has established a full valuation allowance for deferred tax assets due to the uncertainty that enough taxable income will be generated in the taxing jurisdiction to utilize the assets. Therefore, Calyxt does not expect changes to the rules regarding NOLs under the TCJA to have a material impact on its consolidated financial statements for the year ending December 31, 2019, as all net deferred tax assets are fully reserved.

The overall agricultural industry is susceptible to commodity price changes and Calyxt is exposed to market risks from changes in commodity prices.

Changes in the prices of commodities products could result in higher overall cost along the agricultural supply chain, which may negatively affect Calyxt’s ability to commercialize its products. Calyxt will be susceptible to changes in costs in the agricultural industry as a result of factors beyond its control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, Calyxt may not be able to anticipate or react to changing costs by adjusting its practices, which could cause its operating results to deteriorate. While Calyxt manages its exposure to changing commodity prices underlying sales contracts and supply agreements for grain and seed production by entering into commodity derivative transactions, those activities may not provide full mitigation of Calyxt’s exposure to changes in commodity prices, and as a result Calyxt’s results of operations and financial condition may be affected.

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

The regulatory environment in the United States for our current and future products is uncertain and evolving.

Changes in applicable regulatory requirements could result in a substantial increase in the time and costs associated with developing Calyxt’s products and negatively impact Calyxt’s operating results. While the USDA and FDA currently have petition processes that Calyxt has successfully completed in the past, these processes and the manner in which the USDA and FDA interpret their own regulations may change in the future, negatively impacting Calyxt’s speed to market and cost to launch product candidates. Calyxt cannot predict whether advocacy groups will challenge existing regulations and USDA or FDA determinations or whether the USDA or FDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modifies regulations in a way that will subject Calyxt’s products to more burdensome standards, thereby substantially increasing the time and costs associated with developing Calyxt’s product candidates.

Additionally, Calyxt is currently exploring product opportunities in hemp, among other crops. Hemp, as defined in the 2018 Farm Bill as Cannabis sativa containing a delta-9 tetrahydrocannabinol (THC) concentration of not more than 0.3% on a dry weight basis, has been removed from the Controlled Substances Act. It is legally distinct from marijuana and recognized as an agricultural crop by the United States government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3% on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products. As Calyxt continues to explore hemp as a product candidate, Calyxt may become subject to increasing regulation particular to hemp, which could require Calyxt to incur additional costs associated with compliance requirements.

The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how Calyxt’s products will be regulated.

The regulatory environment around gene editing in plants for food ingredients is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, and which may encapsulate Calyxt’s products. To the extent regulatory frameworks outside of the United States are not receptive to Calyxt’s gene-editing technologies, this may limit Calyxt’s ability to expand into other global markets.

Complying with the regulatory requirements outside the United States will be costly and time-consuming, and there is no guarantee Calyxt will be able to commercialize its products outside the United States.

Calyxt cannot predict whether or when any jurisdiction will change its regulations with respect to its products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval or clearance activities or influence public opinion against genetically engineered and/or gene-edited products. In addition, governmental reaction to negative publicity concerning Calyxt’s products could result in greater regulation of genetic research and derivative products or regulatory costs that render Calyxt’s products cost prohibitive.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of Calyxt’s products. As a result, Calyxt’s products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against Calyxt, which could result in significant expenses and management attention.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect Calyxt’s operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. Future government policies in the United States or in other countries may discourage food manufacturers or farmers from using Calyxt’s products or encourage the use of products more advantageous to Calyxt’s competitors, which would put Calyxt at a commercial disadvantage and could negatively impact its future revenues and results of operations.

Calyxt may use hazardous chemicals and biological materials in its business and is subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Calyxt is subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Calyxt’s research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. Calyxt cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. Calyxt may be sued for any injury or contamination that results from its use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and Calyxt’s liability may exceed any insurance coverage and its total assets. Compliance with environmental, health and safety laws and regulations may be expensive and may impair Calyxt’s research and development efforts. If Calyxt fails to comply with these requirements, it could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, Calyxt cannot predict the impact on its business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair Calyxt’s research, development or production efforts.

Adverse outcomes in future legal proceedings could subject Calyxt to substantial damages, adversely affect Calyxt results of operations, harm our or Calyxt’s reputation and result in governmental actions.

We or Calyxt may become party to legal proceedings, including matters involving personnel and employment issues, personal injury, product liability, environmental matters, intellectual property disputes and other proceedings. We or Calyxt may be held liable if Calyxt traits do not perform as anticipated by Calyxt customers, or if any product that Calyxt develops or any product that uses Calyxt’s technologies or incorporates any of Calyxt’s traits or is found unsuitable during marketing, sale or consumption. Courts could levy substantial damages against us in connection with claims products arising from the use of Calyxt’s products.

The detection of unintended traits in Calyxt’s seeds could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on Calyxt’s business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Depending on their nature, certain future legal proceedings could result in substantial damages or payment awards that exceed Calyxt’s insurance coverage. Calyxt will estimate its exposure to any future legal proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters will involve substantial uncertainties. Furthermore, even if the outcome is ultimately in Calyxt’s favor, Calyxt’s costs associated with such litigation may be material. Adverse outcomes in future legal proceedings or the costs and expenses associated therewith could damage our or Calyxt’s market reputation and have an adverse effect on our or Calyxt’s results of operations.

Calyxt will be subject to a myriad of different laws and regulations governing hemp and its inability to comply with such laws in a cost-effective manner may have an adverse effect on Calyxt’s business and result of operations.

Laws and regulations governing the use of hemp in the United States are broad in scope; subject to evolving interpretations; and subject to enforcement by a myriad of regulatory agencies and law enforcement entities. Under the Agriculture Improvement Act of 2018, also known as the 2018 Farm Bill, a state or Indian tribe that desires to have primary regulatory authority over the production of hemp in the state or territory of the Indian tribe must submit a plan to monitor and regulate hemp production to the Secretary of the United States Department of Agriculture or USDA. The Secretary must then approve the state or tribal plan after determining if the plan complies with the requirements set forth in the Agriculture Improvement Act of 2018. The Secretary may also audit the state or Indian tribe’s compliance with the federally approved plan. If the Secretary does not approve the state or Indian tribe’s plan, then the production of hemp in that state or territory of that Indian tribe will be subject to a plan established by USDA. USDA has not yet established such a plan. Calyxt anticipates that many states will seek to have primary regulatory authority over the production of hemp. States that seek such authority may create new laws and regulations that limit or restrict the use of hemp.

Federal and state laws and regulations on hemp may address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products, as the Agriculture Improvement Act of 2018 prohibits states and Indian tribes from prohibiting the transportation or shipment of hemp or hemp products produced in accordance with that law through the state or territory of the Indian tribe, as applicable. Calyxt may be subject to many different state-based regulatory regimens for hemp, all of which could require Calyxt to incur substantial costs associated with compliance requirements. Calyxt’s research and development operations will be restricted to only where such operations are legal on the local, state and federal levels.

In addition, it is possible that additional regulations may be enacted in the future in the United States and globally that will be directly applicable to Calyxt’s research and development operations. Calyxt cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on Calyxt’s business.

Calyxt has no operating history in the legal hemp industry, which makes it difficult to accurately assess its future growth prospects.

The legal hemp industry is evolving and may not develop as expected. Furthermore, Calyxt’s plans continue to evolve Calyxt they assesses new strategic opportunities for its business within this industry. Assessing the prospects of this industry is challenging in light of both known and unknown risks and difficulties Calyxt may encounter. Growth prospects in the legal hemp industry can be affected by a wide variety of factors including:

•	competition from other companies;

•	regulatory limitations and changes in regulation; and

•	changes in underlying consumer behavior, which may affect the demand of Calyxt’s legal hemp traits.

Calyxt may not be able to successfully address the above factors, which could negatively impact its intended business plans.

Because Calyxt has only recently begun its legal hemp operations, Calyxt anticipates its operating expenses will increase prior to earning revenue from these operations.

As Calyxt starts to conduct research and development with respect to legal hemp, Calyxt anticipates significant increases in its operating expenses, without realizing significant revenues from such operations. As a result, Calyxt may incur significant financial losses with respect to such operations in the foreseeable future. There is no history upon which to base any assumption as to the likelihood that these operations will prove successful.

Negative press from working with the hemp crop could have a material adverse effect on Calyxt’s business, financial condition, and results of operations.

The hemp plant and the cannabis/marijuana plant are both part of the same cannabis sativa genus/species of plant, except that hemp, by definition, has less than 0.3% THC content, but the same plant with a higher THC content is cannabis/marijuana, which is legal under certain state laws, but which is not legal under federal law. The similarities between these plants can cause confusion, and Calyxt’s activities with legal hemp may be incorrectly perceived as Calyxt being involved in federally illegal cannabis. Also, despite growing support for the cannabis industry and legalization of cannabis in certain U.S. states, many individuals and businesses remain opposed to the cannabis industry. Any negative press resulting from any incorrect perception that Calyxt has entered the cannabis space could result in a loss of current or future business. It could also adversely affect the public’s perception of Calyxt and lead to reluctance by new parties to do business with Calyxt or to own Calyxt common stock. Calyxt cannot assure you that additional business partners, including but not limited to financial institutions and customers, will not attempt to end or curtail their relationships with Calyxt. Any such negative press or cessation of business could have a material adverse effect on Calyxt’s business, financial condition, and results of operations.

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

•	others may independently develop identical, similar or alternative products or compositions or methods of use thereof;

•	the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our or our licensors’ pending patent applications may not result in issued patents;

•	we or our licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide us a significant business opportunity;

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2020 to 2033, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

Developments in patent law could have a negative impact on our business.

From time to time, the United States Supreme Court, or the Supreme Court, other federal courts, the United States Congress, the USPTO and similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on our business.

The Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, the patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO continues to promulgate new regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our or our licensors’ patent applications and the ability of us and our licensors’ to obtain patents and to enforce or defend any patents that may issue from such patent applications, all of which could have a material adverse effect on our business.

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

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee, consultant, or collaborators with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

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

•

our or our collaborators’ being required to obtain a license under third-party intellectual property, and such license may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business, including our ability to further develop, commercialize, and sell products.

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

The biotechnology and biopharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our or our collaborators’ products or product candidates or the use of our or our collaborators’ technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that we or our collaborators’ are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorneys’ fees if we or our collaborators are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same intellectual property rights or technologies licensed to us. In addition, if any such claim were successfully asserted against us and we could not obtain a license, we or our collaborators may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products, product candidates or other infringing technology, or those we develop with our collaborators.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on us. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, if securities analysts or investors negatively perceive, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. We may not have sufficient resources to advance these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

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

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Furthermore, third parties may petition courts for declarations of invalidity or unenforceability with respect to our patents or individual claims. If successful, such claims could narrow the scope of protection afforded our product candidates and future products, if any. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may be unsuccessful in licensing or acquiring intellectual property that may be required to develop and commercialize our product candidates from third parties.

We have rights, through licenses from third parties and under patents that we own, to the intellectual property to develop our product candidates. Because our programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently, and these rights may be held by others. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights or to do so on commercially reasonable terms. The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size and greater capital resources and development and commercialization capabilities.

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

As of December 31, 2019, we had 264 full-time employees (including Calyxt, Inc.) and we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder and Chief Executive Officer; Dr. David Sourdive, our co-founder and Executive Vice President, Strategic Initiatives; and Eric Dutang, our Chief Financial Officer. Although we maintain “key person” insurance policies on the lives of our co-founders, the loss of the services of our co-founders or other key executive officers could have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, regulatory, medical, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel, or to find suitable replacements upon departures, could have a material adverse effect on our business.

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

In order to induce valuable employees to remain at Cellectis, we have provided from time to time free shares and stock options to purchase ordinary shares that vest over time. The value to employees of free shares and stock options that vest over time may be significantly affected by movements in the price of our ordinary shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. In addition, our board authority to grant equity incentive instruments is subject to an approval of a two-thirds majority of the shares held by our shareholders. Our shareholders may vote against some or all resolutions giving authority to our board to grant equity.

The requirements of being a U.S. public company require significant resources and management attention and affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company, we incur significant legal, accounting, and other expenses. We are subject to the US Securities Exchange Act of 1934, of the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations results in substantial legal and financial compliance costs and makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources. These costs and other impacts would increase if we cease to qualify as a foreign private issuer, in which case we would be required to comply with the enhanced reporting and governance requirements applicable to U.S. domestic reporting companies.

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting, and we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit and finance committee be advised and regularly updated on management’s review of internal control over financial reporting.

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

As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2019 include the accrual for a French research tax credit related to 2019 for $7.9 million and a portion related to 2017 and 2018 for $0.8 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. As a result of the audit, the French Tax Authority withheld a portion of the 2018 and 2017 research tax credits payment corresponding to the nature of certain employee costs. We challenged the French Tax Authority’s withholding and do not believe that a provision should be recorded at this time. Should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows.

Furthermore, if the French Parliament decides to eliminate, modify, or reduce the scope of the CIR benefit, which it could decide to do at any time, our results of operations could be adversely affected.

We may be exposed to significant foreign exchange risk, which may adversely affect our financial condition, results of operations and cash flows.

We incur portions of our expenses and may in the future derive revenues in currencies other than the euro, including, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

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

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in significant damages including without limitation in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Data privacy regulations could adversely affect our business, results of operations and financial condition.

We are subject to data privacy and protection laws and regulations that impose requirements relating to the collection, transmission, storage and use of personally-identifying information, including comprehensive regulatory systems in the U.S. and EU. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information, including regulations promulgated pursuant to HIPAA that establish privacy and security standards for the use and disclosure of individually identifiable health information and require the implementation of administrative, physical and technological safeguards to protect the privacy of such protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. If we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties.

In the EU, we are subject to the European Regulation 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State implementing legislations. GDPR and EU Member State implementing legislation apply to the collection and processing of personal data, including health-related information, by companies located in the EU and processing personal information of individuals located in the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The

GDPR also imposes restrictions on the transfer of personal data to countries outside of the European Economic Area (EEA). The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations.

We may become the subject of investigations and/or claims in respect of privacy matters and unfavorable outcomes in any of such matters could preclude the commercialization of products, harm our reputation, negatively affect the profitability of our products and subject us to substantial fines. In addition, our ongoing efforts to comply with evolving laws and regulations in the US, EU and elsewhere may be costly and require ongoing modifications to our policies, procedures and systems.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

Our current strategy does not involve acquisition plans. However, if acquisitions were to become necessary or attractive in order to access new products, technologies, research projects or geographical areas, or to express synergies with existing operations, we may not be able to identify appropriate targets or negotiate satisfactory conditions, including price conditions. In addition, we may be unable to obtain the financing for any such acquisitions under favorable conditions, and could be led to finance these acquisitions using cash that could be allocated to existing operations. We may not be able to realize anticipated benefits of acquiring any such businesses and may encounter numerous difficulties in connection therewith.

Risks Related to Ownership of Our Ordinary Shares and ADSs

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the 2019 taxable year. However, we cannot assure you that we will not be classified as a PFIC for 2020 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2019 taxable year. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for the 2019 taxable year or that the IRS will agree with our conclusion regarding our PFIC statutes.

Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for 2020 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. The market value of our assets may be determined in large part by reference to our market capitalization (and, therefore, the market price of our stock, which has fluctuated and is likely to continue to fluctuate, substantially).

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

Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $9.50 and as high as $50.00 through March 4, 2020. The market price of the ADSs may fluctuate significant in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	our failure to develop and commercialize our product candidates or to do so in a timely manner;

•	adverse results of delays in our or any of our competitors’ pre-clinical studies or clinical trials;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, strategic alliances, or capital commitments;

•	adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;

•	the termination of a strategic alliance or the inability to establish additional strategic alliances;

•	unanticipated serious safety concerns related to the use of any of our product candidates;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	inconsistent trading volume levels of our ADSs;

•	price and volume fluctuations in trading of our ordinary shares on the Euronext Growth market of the Euronext in Paris;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	our inability to obtain reimbursement by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

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

Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 33.28% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2019. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for our ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our securities or publishes incorrect or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly this could also cause the price of our ADSs or trading volume to decline.

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

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with standard applicable in France. Please see the section of this Annual Report titled “Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

Future sales of ordinary shares or ADSs in the public market could depress the market price of the ADSs.

We believe that additional capital may be needed to continue our planned operations, including conducting our planned clinical trials, manufacturing and commercialization efforts, expanded research and development activities and costs associated with operating as a public company. Sales of additional ordinary shares or ADSs by us, or the perception that these sales could occur, could cause the market price of our ADSs to decline.

In addition, if our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs, the market price of our ADSs could decline. In addition, such secondary sales may impair our ability to raise capital through the sale of additional equity securities.

As of December 31, 2019, we had 42,275,882 ordinary shares outstanding. All ADSs representing our ordinary shares are expected to be freely transferable by persons other than our “affiliates” without restriction. As of February 28, 2020, our directors and executive officers beneficially owned approximately 9,507,626 of our ordinary shares. Outstanding shares held by our affiliates, including our officers and directors, may be publicly sold in accordance with the requirements of Rule 144 under the Securities Act, including the volume and manner of sale requirements of that rule.

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

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

a merger (i.e., in a French law context, stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast of by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may in the future grant to our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

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

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the ratification by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can only be convened by its chairman (and our managing director, if different from the chairman, may request the chairman to convene the board) or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

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

•

approval of at least a majority of the votes cast of the shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	transfers of shares shall comply with applicable insider trading rules;

•

in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder in addition to other certain obligations; see the section of this Annual Report titled “Declaration of Crossing of Ownership Thresholds”; and

•

pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority of the votes cast of our shareholders present, represented by a proxy or voting by mail at the meeting.

Holders of our ADSs do not directly hold our ordinary shares.

Holders of ADSs are not treated as one of our shareholders and do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, Citibank, N.A., is the holder of the ordinary shares underlying all ADSs. Holders of ADSs have only ADS holder rights. The deposit agreement among us, the depositary and each ADS holder, sets out ADS holder rights, as well as the rights and obligations of the depositary.

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

According to French law, if we issue additional shares or securities for cash, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement for our ADSs provides that the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings and may receive no value for these rights.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and (i) more than 50% of our executive officers or more than 50% of the members of our board of directors are residents or citizens of the United States, (ii) more than 50% of our assets are located in the United States, or (iii) our business is principally administered within the United States we could lose our foreign private issuer status.

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

Our collaboration agreement with Servier provides that if a third party acquires control of us, directly or indirectly, by any means, or in the event that we sell or otherwise convey to a third party all or substantially all of our assets (or all or substantially all of our assets that are material to the performance of our obligations under the collaboration agreement), and such third party successor conducts research, development, manufacturing or commercialization activities on CD19 or any other CAR-T products within the indications developed by Servier, then Servier has the right to acquire for one lump sum payment an exclusive fully paid-up worldwide license over substantially all of the Cellectis intellectual property relating to the UCART19 products covered by the collaboration agreement (the “Servier buy out”). If we and Servier fail to agree on the amount of payment for the Servier buy out within ten days following Servier’s provision of a buy-out notice, then the amount of the buy-out payment would be determined based a valuation process involving third-party valuators selected by us and Servier, respectively.

The Servier buy-out mechanism may have the effect of delaying or preventing a change in control transaction involving us, or may reduce the number of companies interested in acquiring us. If Servier were to exercise the Servier buy-out, it would gain exclusive development and marketing rights to UCART19 products covered by the collaboration agreement. Were this to happen, our successor would not receive milestone payments or royalty payments on net sales of any of the UCART19 products exclusively licensed to Servier in connection with the Servier buy-out.

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

Our legal name is Cellectis S.A. and our commercial name is Cellectis. We were incorporated as a société anonyme, or S.A., under the laws of the French Republic on January 4, 2000 for a period of 99 years. We are registered at the Paris Registre du Commerce et des Sociétés under the number 428 859 052. Our principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France, and our telephone number is +33 1 81 69 16 00. Our agent for service of process in the United States is Cellectis, Inc. located at 430 East 29th Street, New York, New York 10016. We also maintain a website at www.cellectis.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our capital expenditures and additions to intangible assets for the years ended December 31, 2017, 2018 and 2019 together amounted to $2.7 million, $4.9 million and $13.0 million, respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Calyxt’s and Cellectis’ sites and the first investments to start the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2020 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

On March 7, 2019, we signed a lease for an 82,000 square foot facility in Raleigh, North Carolina where we are building a manufacturing facility to produce our UCART products for clinical and commercial purposes. In addition, we started building a 14,000 square foot manufacturing facility in Paris, France to produce starting material of UCART products for clinical and commercial purposes.

For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

B.	Business Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells will allow us to develop cost-effective, off-the-shelf products that are capable of being cryopreserved, stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop, through Calyxt, plant-based solutions designed to be healthy and sustainable.

Cancer is the second-leading cause of death in the United States and accounts for around one in four deaths. Immuno-oncology seeks to harness the power of the body’s immune system to target and kill cancer. A key to this effort is a type of white blood cell known as the T-cell, which plays an important role in identifying and killing cancer cells. Unfortunately, cancer cells often develop mechanisms to evade the immune system. CARs, which are engineered receptors that can be expressed on the surface of T-cells, provide the T-cells with a specific targeting mechanism, thereby enhancing its ability to seek, identify, interact with and destroy tumor cells bearing a selected antigen. Research and development of CAR T-cell immunotherapies currently focuses on two approaches: autologous and allogeneic therapies. Autologous CAR T-cell immunotherapies modify a patient’s own T-cells to target specific antigens that are located on cancer cells. This type of therapy requires an individualized immunotherapy product for each patient and is currently being tested in clinical trials by several academic institutions, and biotechnology and pharmaceutical companies. In contrast, an allogeneic CAR T-cell immunotherapy is an approach by which a cancer patient is infused with a mass-produced, off-the-shelf immunotherapy product derived from a healthy T-cell donor. Our initial focus is on developing allogeneic treatments, and we believe that we are the leading company pursuing this approach.

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

Although some autologous approaches to CAR T-cell have recently demonstrated encouraging clinical data, we believe our CAR-T approach and manufacturing process has the potential to provide the following benefits:

•	Market access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing. Streamlined manufacturing process has the potential to reduce costs, with potentially hundreds of doses per batch;

•	Novel Features. Develop products with specific safety and control properties, through a CAR linked to a suicide switch;

•	Engraftment. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR).

•	Persistence. Manage rejection and persistence of the UCART product candidate, through notably the option to inactivate CD52 and beta2-microglobulin (ß2M) genes respectively;

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

Our candidate products

We are directly developing product candidates internally and have also enter into strategic alliances with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier (“Servier”). We believe that our alliances with Allogene and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field and the strength of our intellectual property portfolio. Our strategic alliances include potential milestone payments to us of up to $3.7 billion and royalties on future sales.

Under the License Agreement dated March 7, 2019 between Allogene and us (the “Allogene License Agreement”), Allogene has exclusive rights to pursue development and commercialization of products for a total of fifteen selected targets, including BCMA (ALLO-715), FLT3 (ALLO-819), CD70, and DLL3.

Under the License, Development and Commercialization Agreement dated March 6, 2019, between Servier and us, and as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier has an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A (pursuant to a sublicense by Servier to Allogene). When initially entered into in March 2019, the Servier License Agreement extended, updated and replaced a prior collaboration with Servier.

The exclusive rights for the development and commercialization of UCART19 in the United States have been sublicensed by Servier to Allogene (such rights having been previously held by Pfizer, Inc. and transferred to Allogene).

Historical Overview – Product Candidates Being Developed Pursuant to Licenses

In 2016, Servier commenced two Phase I clinical studies for the first version of UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), referred to as the CALM study, and one in pediatric ALL, referred to as the PALL study. We refer in this Annual Report to the CALM and the PALL Studies, collectively as the UCART19 Clinical Studies.

The CALM study has commenced in the United Kingdom, the United States, France and Japan and the PALL study is commenced in the United Kingdom, Belgium, France, Spain and the United States. Currently, the UCART19 Studies in the United States are conducted by Servier, in collaboration with Allogene.

In December 2018, Servier presented pooled intermediate results from the UCART19 Clinical Studies during the American Society for Hematology (ASH) annual conference. After UCART19 infusion, 82% (14/17) of patients who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved a complete remission, or “CR”, or complete remission with incomplete blood cell recovery (or “Cri”) by day 28 or day 42 after infusion. Within responder patients, 71% (10/14) were ‘minimal residual disease’ (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients, 67% (14/21) did achieve CR/CRi. Regarding safety considerations, there were no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities that occurred were events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21).

In January 2019, Allogene announced, in collaboration with Servier, that the Food and Drug Administration (FDA) approved the Investigational New Drug (IND) for Phase 1 clinical study for ALLO-501, in relapsed/refractory Diffuse Large B-cell lymphoma (DLBCL) and follicular lymphoma (FL), which are subtypes of Non-Hodgkin Lymphoma (NHL), which is referred to the “ALPHA Study”. ALLO-501 corresponds to UCART19 and is licensed to Allogene, pursuant to the sublicense from Servier discussed above.

In June 2019, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-715, in relapsed/refractory Multiple Myeloma (MM), which is referred as to the “UNIVERSAL Study”. ALLO-715 is gene-edited allogeneic CAR T-cell products targeting BCMA and is licensed to Allogene pursuant to the Allogene License Agreement.

Historical Overview – Product Candidate We Are Developing

UCART123

In December 2016, we submitted an IND application for UCART123 with respect to two proposed Phase I studies to be conducted, one in Acute Myeloid Leukemia (AML) and one in Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN). In February 2017, the FDA approved the IND and the first patients were enrolled during 2017. Due to a death in the BPDCN study, the FDA placed a clinical hold on both trials in September 2017 which was lifted by the FDA in November 2017, based on revised protocols. In June 2019, we decided to focus on the AML clinical trial and terminated the BPDCN study. This discontinuation of the BPDCN study was not a consequence of any safety concern.

In June 2019, we submitted a new IND application with respect to a proposed Phase I study to be conducted in relapsed/refractory Acute Myeloid Leukemia (r/r AML) with a new version of the UCART123 product candidate. In July 2019, the FDA approved the IND and the first patient was dosed in January 2020 at MD Anderson Cancer Center (Houston, Texas). This study, which is referred to as AMELI-01, replaces the first clinical study for UCART123 on AML. The AMELI-01 study is performed by H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber Cancer Institute (Boston, Massachusetts), Weill Medical College of Cornell University (New York, New York) and MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCART123 Clinical Study or the AMELI-01 Study.

UCART22

In April 2018, we submitted an IND application with respect to a proposed Phase I study to be conducted in relapsed/refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). In May 2018, the FDA approved the IND, and the first patient was dosed in December 2019 at MD Anderson Cancer Center (Houston, Texas). This study, which is referred to as BALLI-01, is performed by Weill Medical College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois) and MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCART22 Clinical Study or BALLI-01 Study.

UCARTCS1

In December 2018, we submitted an IND application with respect to a proposed Phase I study to be conducted in relapsed / refractory Multiple Myeloma (r/r MM). In January 2019, the FDA approved the IND, and the first patient was dosed in October 2019 at MD Anderson Cancer Center (Houston, Texas). This study, which is referred to as MELANI-01, is performed by Hackensack Meridian Health (Hackensack, New Jersey), Weill Medical College of Cornell University (New York, New York) and MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCARTCS1 Clinical Study or MELANI-01 Study.

Calyxt

Until July 2017, we fully owned Calyxt, Inc. Calyxt a technology company focused on delivering plant-based solutions that are healthy and sustainable.

As of December 31, 2019, Cellectis owns approximately 68.9% of Calyxt’s common stock. In connection with Calyxt’s initial public offering, we and Calyxt entered into certain agreements which have been subsequently amended, that provide a framework for our ongoing relationship with Calyxt.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform.

The key elements of our strategy are to:

•	Advance our self-owned allogeneic UCART portfolio of product candidates up to the Biologics License Application (BLA) and commercialize them;

•	Build a self-owned manufacturing network to produce commercial-grade UCART products for clinical use, as well as critical raw and starting material of the UCART product candidates;

•	Structure a commercial launch plan for our wholly-owned product candidates;

•	Prepare our next innovative project through an hematopoietic stem cells (HSC) platform;

•

Utilize our gene-editing platform to develop and commercialize products, through our 68.9% (as of December 31, 2019) ownership in Calyxt, for the multibillion dollar agricultural-biotechnology market. Calyxt is applying patented breeding technology, including our gene-editing technologies to create products with human health benefits and that are more sustainable than others available on the market today. By selecting and inactivating target genes in selected crops, we believe Calyxt can produce unique variants with consumer benefits. Calyxt is developing a pipeline of traits for soybeans, wheat, alfalfa, potatoes, canola, hemp, oats, and other crops.

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers. Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an “off-the-shelf” treatment for any patient with a particular cancer type. Each UCART product candidate is designed to target a selected antigen expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as ALL, AML, MM and other types of cancers.

All of our other product candidates are currently in the pre-clinical phase, and the following chart highlights our key product candidates:

(*)	We expect the Pivotal phase to be the last clinical phase before commercialization

Targeted Indications

r/r Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted incidence rate of ALL in the United States of 1.7 per 100,000 individuals per year, with approximately 5,960 new cases and 1,470 deaths estimated in 2018. The median age at diagnosis for ALL is 15 years with 55.4% of patients diagnosed at younger than 20 years of age. In contrast, 28% of cases are diagnosed at 45 years or older and only 12.3% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

r/r Acute Myeloid Leukemia (AML)

AML is a form of cancer that is characterized by infiltration of the bone marrow, blood, and other tissues by proliferative, clonal, abnormally and/or poorly differentiated cells of the hematopoietic system called blast cells. These cells interfere with normal hematopoiesis, thus contributing to the bone marrow failure which is the most common underlying cause of death. AML is the most common type of acute leukemia in adults with an age-adjusted incidence rate in the United States of 4.3 per 100,000 individuals per year, with approximately 19,520 new cases and 10,670 deaths estimated in 2018. Although it can occur in children and adults, AML is primarily a disease of the elderly. The median age at onset is 68 years and only 16.2% of patients are younger than 45 years of age at diagnosis. While complete response rates can be as high as 80% in patients undergoing initial induction cytotoxic chemotherapy, the majority of AML patients will ultimately be diagnosed with relapsed or refractory disease with a poor prognosis. The outcome in older patients who are unable to receive intensive chemotherapy without unacceptable side effects remains dismal, with a median survival of only 5 to 10 months. CD123 is highly expressed on AML leukemic stem cells and blast cells, as well as in other hematologic malignancies, and constitutes an attractive target for AML.

r/r Multiple Myeloma (MM)

MM is a clonal plasma cell malignant neoplasm that is characterized by the proliferation of a single clone of plasma cells producing a monoclonal immunoglobulin. This clone of plasma cells proliferates in the bone marrow and often results in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures. Additional disease-related complications include hypercalcemia, renal insufficiency, anemia, and infections. MM accounts for approximately 10% of hematologic malignant disorders. The annual incidence, age-adjusted to the US population, is 6.7 per 100,000, resulting in over 30,770 new patients in the United States in 2018. The median age at onset is 69 years, and only 3.3% of patients are younger than 45 years of age at diagnosis. Several drugs have been approved over the last few years for the treatment of MM, substantially expanding the number of treatment regimens available for patients in all stages of the disease. In the last decade, survival of MM patients has markedly improved with a median survival of approximately 7 to 10 years but with major variation depending on host factors, stage of the disease, cytogenetic abnormalities, and response to therapy. However, despite this progress, patients with disease refractory to both immunomodulatory drugs (IMiDs) and proteasome inhibitors have a median overall survival (OS) of only 9 to 13 months.

r/r Non-Hodgkin Lymphoma (NHL)

NHL is a heterogeneous disease resulting from the malignant transformation of lymphocytes with distinctive morphologic, immunophenotypic, genetic, and clinical features. NHL is more common than the other general type of lymphoma, Hodgkin lymphoma (HL). The past several decades have seen a steady increase in incidence rates of NHL, with overall rates in the United States nearly doubling over the period 1975 to 2008. In 2018, there were 74,680 estimated new cases with 19,910 estimated deaths. In 2015, there were an estimated 686,042 people living with NHL in the United States. Many different subtypes of non-Hodgkin’s lymphoma exist. The most common NHL subtypes include diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL).

UCART19 for ALL

UCART19 is an allogeneic, off-the-shelf product candidate designed to exhibit high efficacy in fighting hematological malignancies bearing the B-lymphocyte antigen CD19. In November 2015, Servier acquired the exclusive rights to the first UCART19 product from Cellectis. Servier and Allogene collaborate on a joint clinical development program for this UCART19 product, and Allogene has the exclusive rights from Servier to develop and commercialize this UCART19 product in the United States.

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

Clinical Findings

In December 2018, Servier presented pooled intermediate results from the UCART19 Clinical Studies during the ASH annual conference. After UCART19 infusion, 82% (14/17) of patients who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved a complete remission (CR) or complete remission with incomplete blood cell recovery (CRi) by day 28 or day 42 after infusion. Within responder patients, 71% (10/14) were ‘minimal residual disease’ (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients (lymphodepleted or not), 67% (14/21) did achieve CR/CRi. Regarding safety considerations, there were no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities that occurred were events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21).

We are encouraged by these promising preliminary results reported for the UCART19 Clinical Studies.

Clinical Development Status

In 2016, Servier commenced the UCART19 Clinical Studies — a Phase I clinical study in pediatric ALL, the PALL study, and a Phase I clinical study in adult patients with ALL, the CALM study.

The PALL Study has commenced in the United Kingdom at UCL Great Ormond Hospital (London), in Belgium at Het Kinderziekenhuis Prinses Elisabeth (Gent), in France at Hôpital Robert-Debré (Paris), in Spain at Hospital San Juan De Dios (Barcelona), and in the United States at the Children’s Hospital of Philadelphia (Pennsylvania), at the Children’s Hospital of Los Angeles (Los Angeles, California) and at the University of Texas Southwestern Medical Center (Dallas, Texas). The CALM Study is commenced in the United Kingdom at King’s College Hospital NHS Foundation Trust (London) and at the Christie NHS Foundation Trust (Manchester), in the United States at the Hospital of the University of Pennsylvania (Philadelphia, Pennsylvania), at University of Texas MD Anderson Cancer Center (Houston, Texas) and at the Massachusetts General Hospital (Boston, Massachusetts), in France at Hôpital Saint-Antoine (Paris) and Hopital Saint-Louis (Paris), and in Japan at Kyushyu University Hospital (Fukuoka) and Hokkaido University Hospital (Sapporo).

UCART19, or ALLO-501, for DLBCL and FL

ALLO-501 (or UCART19, which we exclusively license to Servier pursuant to the Servier License Agreement, and which has been sublicensed to Allogene by Servier in the United States) is an allogeneic engineered T-cell product intended for the treatment of CD19-expressing hematologic malignancies.

Development Status

In January 2019, Allogene announced, in collaboration with Servier, that the FDA approved the IND for Phase 1 clinical study for ALLO-501 in relapsed/refractory DLBCL and FL (the “ALPHA Study”).

UCART123 for AML

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the alpha chain of the interleukin-3 receptor (IL3RA), or CD123, and is currently being developed for the treatment of AML.

Product Features

UCART123 is an allogeneic T-cell product candidate intended for the treatment of CD123-expressing hematologic malignancies.

UCART123 is designed to become active, proliferate, secrete cytokines and kill CD123 expressing cells. UCART123 bears a CAR targeting the CD123 antigen, providing specificity for CD123 expressing cells. In addition, as with all UCART products, UCART123 lacks the TCR and is intended to be used in an allogeneic context. UCART123 activity could potentially lead to eradication of CD123-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification. The current version of UCART123 has, in addition of the suppression of the TCRα gene, the suppression of the CD52 gene in order to potentially induce resistance to alemtuzumab preconditioning.

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

UCART123 was also tested for its potential to induce GvHD. Mice receiving unmodified T-cells from a human donor showed GvHD, while mice receiving the UCART123 cells that lack the TCR showed no sign of GvHD. Pre-clinical and translational activities on UCART123 in AML were performed in collaboration with Weill Cornell.

Clinical Development Status

The AMELI-01 Study, which replaced the first clinical study for UCART123 on AML, is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with r/r AML. This trial will be a dose-escalation study for UCART123 with 4 separate dose cohorts. The primary endpoints of the trial are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD123 (UCART123) administered to patients with relapsed/refractory acute myeloid leukemia (r/r AML); and to determine the Maximum Tolerated Dose (MTD) of UCART123. An optimal dose of UCART123 will be recommended for Phase 2. The clinical study protocol provides a maximum of 22 patients to enroll in the dose escalation period and 18-37 patients in the dose expansion period of the Phase 1 study.

The AMELI-01 Study is currently open for patient recruitment at MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber Cancer Institute (Boston, Massachusetts), and Weill Medical College of Cornell University (New York, New York). As of today, we are enrolling patients in the first cohort of the AMELI-01 Study.

UCART22 for B-ALL

UCART22 is an allogeneic engineered T-cell product candidate designed for the treatment of B-ALL.

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

Pre-clinical and translational activities on UCART22 in ALL were performed in collaboration with MD Anderson Cancer Center.

Clinical Development Status

The BALLI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with r/r ALL. This trial is a dose-escalation study for UCART22 with 3 separate dose cohorts. The primary endpoints are: to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD22 (UCART22) administered to patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL); and to determine the Maximum Tolerated Dose (MTD) of UCART22. Secondary endpoints include assessment of the efficacy of UCART22 (rate of objective response) in relapsed or refractory B-ALL patients, and Minimal Residual Disease (MRD)+ B-ALL patients; assessment of the duration of response (DoR), time to response, progression-free survival (PFS), and overall survival. An optimal dose of UCART22 will be recommended for Phase 2. The clinical study protocol provides a maximum of 30 patients to enroll in the dose escalation period and 12-30 patients in the dose expansion period of the Phase 1 study.

The BALLI-01 Study is currently open to patient recruitment at Weill Medical College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois) and MD Anderson Cancer Center (Houston, Texas). As of today, we are enrolling patients in the first cohort of the BALLI-01 Study.

We are planning on filing an amendment to the clinical protocol of the BALLI-01 Study to evaluate the addition of alemtuzumab to the lymphodepletion regimen compared to the current regimen. An alentuzumab-based lymphodepletion regimen would be evaluated in a separate cohort of patients, to guide the future development of UCART22 product in CD22+ B-ALL. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy.

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

As compared to BCMA, another target frequently addressed by MM CAR-T candidates, CS1 expression has been observed to be higher and more uniform. In certain mouse models, CS1 CAR-T therapy is showing deeper response than what is seen with BCMA CAR-T therapy.

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

Clinical Development Status

The MELANI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety and efficacy of UCARTCS1 in patients with r/r MM. This trial will be a dose-escalation study for UCARTCS1 with 3 separate dose cohorts. The primary endpoints are to assess the safety and tolerability of UCARTCS1 administered to patients with relapsed or refractory Multiple Myeloma (r/r MM); and to determine the Maximum Tolerated Dose (MTD) of UCARTCS1 in this population. Secondary endpoints include assessment of the efficacy of UCARTCS1 as measured by International Myeloma Working Group response criteria; assessment of the duration of response, time to response, progression-free survival, and overall survival. An optimal dose of UCARTCS1 will be recommended for Phase 2. The clinical study protocol provides a maximum of 18 patients to enroll in the dose escalation period and 12-30 patients in the dose expansion period of the Phase 1

The MELANI-01 Study is currently open to patient recruitment at Hackensack Meridian Health (Hackensack, New Jersey), Weill Medical College of Cornell University (New York, New York) and MD Anderson Cancer Center (Houston, Texas).

ALLO-715, for MM

ALLO-715, is an allogeneic engineered T-cell product intended for the treatment of multiple myeloma and other BCMA-expressing hematologic malignancies. ALLO-715, is a product candidate under the Allogene License Agreement.

Development Status

In June 2019, Allogene announced that the FDA approved the IND for Phase 1 clinical study for ALLO-715 in r/r MM (the “UNIVERSAL Study”).

UCART programs for solid tumors

We are currently applying our UCART platform to develop CAR-T candidates targeting solid tumors, currently in preclinical phase.

Other gene editing programs

Beyond our CAR-T programs, we are leveraging our TALEN gene editing platform to pursue additional development opportunities, both internally and in collaboration with third party companies and academics centers. We aim to enter the clinic with one or more gene editing programs beyond UCARTs in the future.

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

On April 3, 2018, Pfizer and Allogene Therapeutic, Inc. (“Allogene”), a new company started by former Kite Pharmaceuticals executives Dr. Arie Belldegrun and Dr. David Chang, announced that they entered into an asset contribution agreement, pursuant to which Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”). Pursuant to the Asset Contribution Transaction, effective as of April 6, 2018, Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell Therapy, including the Collaboration and License Agreement.

On March 8, 2019, we and Allogene agreed to terminate the Collaboration and License Agreement and entered into a new license agreement (the “Allogene License Agreement”) to reflect the relationship between us and Allogene following the Asset Contribution Transaction. The Allogene License Agreement establishes the rights and obligations of Cellectis andAllogene with respect to their collaboration program.

Pursuant to the Allogene License Agreement, we granted to Allogene an exclusive, worldwide, royalty-bearing, license, on a target-by-target basis, with sublicensing rights under certain conditions, under certain of our intellectual property, including our TALEN and electroporation technology, to make, use, sell, import, and otherwise exploit and commercialize chimeric antigen receptor (CAR) T products directed at a total of 15 selected targets, including BCMA, FLT3, DLL3 and CD70, for human oncologic therapeutic, diagnostic, prophylactic and prognostic purposes. In addition, the Allogene License Agreement accommodates an exclusive global license and collaboration agreement under which Allogene has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. Further, Allogene granted us a non-exclusive, worldwide, royalty-free, perpetual and irrevocable license, with sublicensing rights under certain conditions, under certain of Allogene’ s intellectual property, to make, use, sell, import and otherwise commercialize CAR T products directed at certain targets.

The Allogene License Agreement provides for development and sales milestone payments by Allogene of up to $185.0 million per target, with aggregate potential development and sales milestone payments totaling up to $2.8 billion. In connection with the dosing of the first patient in its UNIVERSAL Study for ALLO-715, Allogene made a milestone payment of $5.0 million. We are also eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages.

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

License, Development and Commercialization Agreement with Servier

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement (the “Prior Servier Agreement”) with Servier. Pursuant to the Prior Servier Agreement, we were responsible for the research and development up to and including the Phase I clinical trial of candidate products directed against five targets, including the UCART19 product candidate. Pursuant to the Prior Servier Agreement, we granted Servier the right to exercise an exclusive option to obtain an exclusive, worldwide license, on a product candidate-by-product candidate basis, with respect to each product candidate selected by Servier and developed under the agreement. Pursuant to the Prior Servier Agreement, Servier made upfront payments of $48.5 million.

On March 6, 2019, we and Servier entered into a License, Development and Commercialization Agreement (the “March Servier License Agreement”). The March Servier License Agreement superseded the Prior Servier Agreement in order to modify the targets covered by our license to Servier, to establish the terms of our and Servier’s collaboration and to reflect the status of products in development.

On February 18, 2020, we and Servier entered into a binding term sheet to enter into an amendment to the March Servier License Agreement to grant to Servier an exclusive license limited to CD19 target, but extended to all gene-edited allogeneic CAR T-cell products targeting CD19 and gene edited exclusively by Cellectis’ TALEN. On March 4, 2020, we and Servier entered into the amendment to the March Servier License Agreement contemplated by this term sheet (such March Servier License Agreement as amended on March 4, 2020, the “Servier License Agreement”).

Under the Servier License Agreement, Cellectis grants to Servier, an exclusive worldwide, royalty bearing license with sublicensing rights under certain conditions, under certain of our patents and know-how to develop, manufacture and commercialize gene-edited allogeneic CAR T-cell products targeting CD19 and gene edited exclusively by Cellectis’ TALEN. Servier, directly or through its sublicensees, will be solely responsible for the research, development and commercialization of these products.

In addition, Servier confirms it will not pursue the development of five other targets for products using Cellectis technology and consequently Cellectis regains control over them.

Promptly after the date of execution of the amendment, Servier shall make an upfront payment of 25 million Euros. In addition, the Servier License Agreement provides for aggregate additional payments of up to $410 million (370 million Euros), comprising payments for certain specified development and commercial milestones. We are also eligible to receive flat low double-digit royalties based on annual net sales of commercialized products. We are also entitled to a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

For so long as the agreement remains in effect, we are restricted from researching, developing, or commercializing any product directed against a CD19 target that is used for the same purpose as it is used with a product candidate developed under the agreement.

The agreement will expire, unless earlier terminated in accordance with its terms, upon the expiration of the last to expire of the patents covering a product licensed pursuant to the agreement. The parties may terminate the Servier License Agreement at any time by mutual consent. At its sole discretion, Servier has the right to terminate the agreement in its entirety or with respect to specific products, upon three months’ prior written notice to us.

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

Research Collaboration and Exclusive License Agreement with Iovance Biotherapeutics

On December 30, 2019, we entered into a research collaboration and exclusive worldwide license agreement with Iovance Biotherapeutics. Iovance will license certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. The worldwide exclusive license enables Iovance use of TALEN® technology to address multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of this license include development, regulatory and sales milestone payments to us, as well as royalty payments based on net sales of TALEN®-modified TIL products.

Collaboration with research and clinical centers

Alliance with The University of Texas MD Anderson Cancer Center

On September 1, 2015, Cellectis and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center) entered into a research and development alliance (the Strategic Alliance Agreement) aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors, particularly MM, ALL, T-cell ALL (T-ALL) and BPDCN. Under this strategic alliance, the MD Anderson Cancer Center and Cellectis have collaboratively conducted several pre-clinical studies on candidate products: UCART123 in BPDCN, UCART38 for T-ALL and UCART22 for ALL, and the parties currently conduct pre-clinical studies on product candidate UCARTCS1 for multiple myeloma. Cellectis has agreed to provide funding and other support for these studies. The objective of the studies was to build on complementary expertise from the MD Anderson Cancer Center and Cellectis for the development of the product candidates. The MD Anderson Cancer Center and Cellectis work together to develop and implement improvements to the research plan for the programs under joint direction of the MD Anderson Cancer Center and Cellectis’ investigators. The objective of the studies is to demonstrate the functionalities and specificity of the UCART candidate products listed above, define the pre-clinical package required for clinical trial applications, prepare a clinical trial protocol and the regulatory documents required for interactions with FDA and the clinical trial applications. Pursuant to the alliance, Cellectis is responsible for generation and manufacturing of the UCART candidate products and some of the in vitro and in vivo pre-clinical work. The MD Anderson Cancer Center is responsible for evaluation of the candidate products against primary patient samples and for some activities to be performed in animal models. The alliance also includes the possibility for Cellectis and the MD Anderson Cancer Center to collaborate on one or more early phase clinical studies on the same product candidates.

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

The following diagram shows the mechanism by which a CAR T-cell is believed to attack a tumor cell:

Recent immuno-oncology advancements have supported the potential to cure certain cancers by harnessing the body’s immune system to fight cancer cells (see “Competition” section for more details). Based on these, immuno-oncology has become a new frontier for treatment, and we believe it is one of the most promising areas of development within oncology.

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

We are currently developing an allogeneic CAR T-cell therapy approach based on our technology platform that combines CARs, TALEN and PulseAgile, our electroporation device, to address the opportunities for improvement discussed above. Our approach aims to deliver an off-the-shelf product with the following benefits:

•	Market access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing. Streamlined manufacturing process has the potential to reduce costs, with potentially hundreds of doses per batch;

•	Novel Features. Develop products with specific safety and control properties, through a CAR linked to a suicide switch;

•	Engraftment. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR).

•	Persistence. Manage rejection and persistence of the UCART product candidate, through notably the option to inactivate CD52 and beta2-microglobulin (ß2M) genes respectively;

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

Gene Editing to add Genes, such as a CAR

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

Gene Editing to Inactivate Genes, such as the TCRα and CD52

We use our PulseAgile electroporation technology to introduce specific TALEN mRNA into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

TCRs at the surface of T-cells allow them to recognize cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start to attack them. For this reason, all of our UCART product candidates undergo the inactivation of a gene coding for TCRαß, a key component of the natural antigen receptor of T-cells, to suppress their alloreactivity. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell would not recognize the tissues of the host patient as foreign and thus would avoid attacking the patient’s tissues. This could avoid the GvHD that can sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients. The figure below depicts the suppression of alloreactivity in T-cells engineered to lack functional TCRs. The figure summarizes experiments in which we injected mice with T-cells engineered for the inactivation of TCRα while injecting other mice with non-engineered T-cells with functional TCRs. We then measured the effects of such injections on mean body weight, which serves as a proxy for the impact of GvHD.

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

We are investigating the inactivation of the beta2-microglobulin (ß2M) gene to increase persistence of allogenic cells in this context. ß2M is necessary for presentation of antigens on class I major histocompatibility complex (MHC) to cytotoxic T-cells. Allogenic TRAC/ß2M double knock-out CAR T-cells infused into a patient are expected not to be recognized by the patient’s own T-cells and therefore to potentially show prolonged survival after patients’ T-cells recover following lymphodepletion.

We developed several ß2M-specific TALEN allowing high efficiency of gene inactivation in combination with TRAC TALEN (up to 88% double knock-out). We have shown on human cells and on mouse cells that ß2M inactivation improves allogenic cell survival in the presence of alloreactive T-cells, and we are pursuing the ß2M inactivation approach for some of our preclinical candidates.

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

Next-Generation Products – Armored CARs

While CAR T-cell therapies have led to complete remission in previously untreatable diseases such relapse/refractory ALL, not all patients respond, and even among those that respond, a fraction ends up relapsing. There is therefore a need to investigate strategies to make CAR T-cells even more effective, such as boosting their activity by overexpression of an immunomodulatory molecule (i.e. a cytokine or a costimulatory receptor). In order to limit toxicity effects due to immunostimulatory molecules being produced uncontrollably and systemically, we have developed strategies exploiting cellular endogenous pathways to restrict expression of a gene of interest only when CAR T-cells are activated. This is made possible by inserting genes of interest at a desired position in the genome by combining a locus-specific nuclease and a donor template vectorized with an adeno-associated viral (AAV) vector. Since PD-1 and CD25 are known to be upregulated upon T-cell activation, inserting certain cytokine coding sequence under the control of PD-1 or CD25 genetic regulatory elements allows secretion of that certain cytokine only upon activation of the CAR T-cells and enhances in vitro antitumor activity.

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

Our UCARTs are designed and manufactured through a common platform that relies on defined unit operations and technologies combined into a single process adapted to each individual UCART. The process is gradually developed from small to larger scales, incorporating elements that are eventually used in GMP conditions. Notwithstanding this central unit operations-based model, each product is unique and for each new UCART, a developmental phase is necessary to individually customize each engineering step and to create a robust procedure that can later be implemented in a GMP environment to ensure the production of clinical batches. This work is performed in our research & development environment to evaluate and assess variability in each step of the process in order to define the most reliable experimental conditions.

The following diagram summarizes the generic UCART production process made of distinct unit operations. The engineering steps for transduction and electroporation can take place one before another (and several times), depending on the product.

We aim to continuously improve our manufacturing processes for better safety and robustness of our product lines. Cellectis currently manufactures its allogeneic UCART clinical trial supply and starting materials through contract manufacturing organizations (CMOs), including MolMed S.p.A., CELLforCURE (a subsidiary of Novartis) and Lonza Netherlands B.V. These CMOs will continue to be strategic business partners, complementing Cellectis’ internal manufacturing facilities in assuring a robust supply chain for the manufacture of Cellectis’ UCART.

In June 2018, CELLforCURE informed us that GMP grade batches of dimethyl-sulfoxide (DMSO) and Dulbecco’s phosphate-buffered saline (dPBS) used during manufacturing of UCART123 and UCART22 contained particles, and that some batches of final product had been produced using this DMSO and dPBS batches. We informed the FDA and voluntarily decided not to use the batches that could potentially contain particles until receiving clearance from the FDA. Subsequently, CELLforCURE informed us that the GMP grade water for injection (WFI) they had used during manufacturing contained glass particles and that some batches of UCART123 and UCART22 had been manufactured with this WFI. We informed the FDA and voluntarily decided not to use the batches that could potentially contain glass particles until receiving clearance from the FDA. We worked with the FDA to assess the risk-benefit profile of vials produced during these campaigns, as well as produced new batches of UCARTCS1 and UCART123 which were not affected. Such steps allowed us to successfully initiate clinical trials with all three products (UCART123, UCART22, UCARTCS1) in the US.

Towards manufacturing autonomy: building two state-of-the-art plants

In order to enhance our manufacturing autonomy, we have started the construction of two manufacturing facilities, dedicated to critical raw and starting materials for clinical supply and clinical & commercial UCART products, respectively. First, in Raleigh, North Carolina, USA, we are developing an ~80,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production of clinical and commercial UCART products. Second, in Paris, France, we constructing an ~14,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production of certain raw and starting material for clinical supply, with the potential to supply commercial raw and starting materials.

Raw Materials

We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, medium, serum, buffers —that are necessary to produce our product candidates. We source these raw and starting materials through service agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, with the manufacturing facility project in Paris, we expect to become independent for the supply of the most critical raw and starting materials.

Applications of Calyxt’s Technology in Agriculture

Calyxt was incorporated in the State of Delaware in the United States in 2010. Calyxt is a technology company focused on delivering plant-based solutions that are healthy and sustainable. Calyxt intends to bring these products to market in two ways. First, through an integrated business model where Calyxt leverages third party assets in the agricultural supply chain to process grains and sell the resulting products. Second, through collaboration arrangements or license agreements with third parties to develop or license products. In a collaboration arrangement Calyxt expects to receive payments for the use of its innovations, upon the achievement of development milestones, and from royalties upon commercial sale of products. In addition, Calyxt has an option to monetize its technology platform by strategically licensing its innovations to others. Calyxt expects to use the integrated business model in soybeans and wheat and collaborate or license in all other crops. Calyxt may also choose to collaborate in wheat and soybeans to increase margins and reduce its need for working capital. Calyxt is currently exploring product opportunities in alfalfa, canola, hemp, oats, peanuts, peas, potato, soybeans, wheat, and other crops.

Before its initial public offering, which closed on July 25, 2017, Calyxt was a wholly-owned subsidiary of ours. As of December 31, 2019, we owned approximately 68.9 % of Calyxt’s outstanding common stock. Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”.

Calyxt uses its proprietary technologies and expertise, including TALEN gene-editing technology exclusively licensed to it in the field of agriculture, to develop crops with targeted traits quickly and more cost effectively than through traditional methods. Calyxt’s technologies enable precise cuts to DNA in a single plant cell, and then the plant’s natural repair mechanism occurs resulting in the edited plant. Calyxt then regenerate the edited single cell. Calyxt believes that it can assess the viability of a trait in less than two years by utilizing these proprietary technologies.

Calxyt’s high oleic soybean prodcuts are designed to produce a “heart healthy”1 oil that has increased heat stability with zero grams trans fat per serving. Calyxt derives high oleic oil and meal from its soybean and completed its first sales in the first quarter of 2019. Among Calyxt’s other product candidates are an improved digestibility alfalfa, a high fiber wheat and a cold storable potato. Calyxt also intends to explore the ability to add value to its existing product candidates by combining traits in the same crop, which may allow it to deliver products with additional benefits without adding significant supply chain cost.

Calyxt’s current commercial focus is North America. This may expand over time to other geographies, subject to customer demand and regulatory requirements, among other factors.

Market and Industry Overview

Calyxt is poised to take advantage of trends that include healthier eating, improved traceability and global sustainability.

Consumers have developed an increasingly heightened awareness of the role that dietary habits play in long-term wellness. This trend is especially prevalent in wealthier, developed nations where consumers have greater access to information that is helping to shift their consumption habits. In the United States and other developed nations, changes in buying habits are creating dynamic shifts in the grocery aisle and for out-of-home eating. Consumers view food as a key to good health. More food, functional food and supplement products are being launched that go beyond basic nutrition to support wellness, digestive health, and higher energy levels. Locally sourced foods are becoming more attractive to consumers and the demand for transparency in food origin, growing method, sourcing, production and labeling is gaining traction. Calyxt believes that as consumers continue the shift from production-driven food culture to a modern demand-driven food culture, they will continue to demand more information and accountability about how ingredients are sourced and processed, how “real” their food products are, and how responsive food companies are to consumers’ desire for choice and customization. Regulatory changes including labeling will also help drive change in consumer consumption and expectation.

[1]

Supportive but not conclusive scientific evidence suggests that daily consumption of about 1 ½ tablespoons (20 grams) of oils containing high level of oleic acid, may reduce the risk of coronary heart disease. To achieve this possible benefit, oleic acid-containing oils should replace fats and oils higher in saturated fat and not increase the total number of calories you eat in a day. One serving of Calyxt high oleic soybean oil provides 16 grams of oleic acid (which is 16.3 grams of nonsaturated fatty acid).

As these consumer demands for sourcing, transparency, traceability, environmental impact, and climate impact data increase for food products, they are also increasing for non-food products. Calyxt sees plant-based products having a significant role in addressing these consumer demands for non-food products as well.

Furthermore, Consumers and investors alike are concerned about the impact agricultural practices may have on climate change, and climate change itself will pressure the world’s food supply, food chain and adjacent non-food value chains. Whether the concern is methane gas output from livestock and dairy production, the fossil fuel impact of importing vegetable oils into the United States, the direct use of a oilseed crops for energy, or the ability to raise wheat in Kansas in 2040, Calyxt believes its technologies will allow Calyxt to collaborate with others to bring sustainability solutions to market. For example, Calyxt’s first collaboration project in alfalfa has been designed to improve alfalfa digestibility and thereby reduce methane gas output per gallon of milk production.

For Calxyt’s first product, high oleic soybean oil, Calyxt anticipates taking share within the premium vegetable oil market. The premium vegetable oil market in the United States was estimated to be nearly 15 billion pounds, valued at $7.5 billion, in 2018. Calxyt expects its oil to compete against other premium oils in the foodservice, food ingredient, animal nutrition, and industrial market segments. All these segments represent a multi-billion-pound addressable market for Calyxt’s oil, and Calyxt believes the potential premiums offer it better economics than other segments of the market. Calyxt sells its high oleic soybean meal to dairy, poultry and pork producers.

From a sustainability perspective, most other premium oils are imported and therefore have a higher carbon footprint than Calyxt. Calyxt is also focused on an environmental stewardship, biodiversity and sustainable practices in agriculture through Calyxt’s agreements with contracted growers. Calyxt is also able to trace its product to the field level to meet customer and consumer demands for sustainable sourcing, environmental impact and transparency of production.

TALEN Technology in Plant-Based Technology

Calyxt’s proprietary technologies and intellectual property portfolio enable Calyxt to edit the plant genome by knocking out genes or making precise gene edits. Calyxt takes advantage of its knowledge about plant gene function to identify and select beneficial novel genetic variation that results in traits of value. A key difference between Calyxt’s gene-edited products and genetically modified organisms, commonly referred to as GMOs, is a GMO product contains foreign DNA whereas Calyxt’s products contain no foreign DNA.

Calyxt’s gene-editing platform relies on Calyxt’s capacity to custom design DNA-sequence specific cutting enzymes (nucleases) for a chosen gene and its capability to enable such custom-made nucleases to make a desired exit into the living plant cells that Calyxt wants to edit. Calyxt’s platform also relies on precisely chosen binding elements that can specifically recognize unique DNA sequences and can be tailored to target such sequences in a chosen gene or genetic region.

Calyxt uses transcription activator-like effector nucleases, or TALEN, as the foundation of its gene editing platform. TALEN enable gene editing by first recognizing a specific DNA sequence and then precisely inducing a controlled DNA double-strand break. A DNA double-strand break is the key to unlocking gene editing. The removal of nucleotides (through non-homologous end-joining) can result in gene inactivation or a gene knock-out. If a DNA fragment from a different region of the genome with a similar sequence to the TALEN binding site is provided at the time of the DNA break, then the DNA fragment can be moved or copied into the targeted region of the plant genome to repair a broken gene (through homologous recombination). Calyxt is currently focused on using gene knockouts and gene repair to develop new traits, which result in products containing no foreign DNA.

Calyxt Plant-Based Technology Products

Calyxt identifies product concepts from its own research and inbound interest from potential collaborators. Calyxt continues to refine its portfolio and seek to take advantage of the largest market opportunities.

Calyxt categorizes its stages of pre-commercial development as follows:

•	Discovery, where Calyxt identifies genes of interest or make initial development crosses between favorable breeding lines;

•	Phase I, where Calyxt conducts its gene editing and or produces its initial breeding stock with desired traits, and produces the initial seed for testing;

•	Phase II, where Calyxt performs validation testing and voluntarily consults with applicable regulatory authorities, if necessary; and

•	Phase III, where Calyxt or its collaborator develops the first commercial-scale pilot production and performs final testing prior to commercialization.

Calyxt is currently exploring product opportunities in alfalfa, canola, oats, peanuts, potato, soybeans, wheat, and other crops. In the future, Calyxt expects to expand its product pipeline to include other crops.

As of December 31, 2019, Calyxt had a total of 15 products or product candidates, comprised of one commercial product, three product candidates in Phase II, and eleven product candidates in Phase I or Discovery. Calyxt continues to evaluate additional product concepts as part of its development process and innovation efforts. Calyxt expects to launch at least six product candidates from now through 2024, including its alfalfa product in 2021 through its collaboration with S&W, its high fiber wheat product candidate as early as 2022, and four additional product candidates either via its integrated business model or in collaboration with third parties. As of December 31, 2018, Calyxt had six product candidates in its development funnel.

A summary of Calyxt’s pipeline at December 31, 2019 is as follows:

High Oleic Soybean

Soybean oil has historically been partially hydrogenated to enhance its oxidative stability in order to increase shelf life and improve frying characteristics. This process creates trans-unsaturated fatty acids, or trans fats, which have been demonstrated to raise low-density lipoprotein (LDL) cholesterol levels and lower high-density lipoprotein (HDL) cholesterol levels. High LDL and low HDL have been tied to increased risk for cardiovascular disease. The discovery that dietary trans fats increase the risk of several adverse health issues led the FDA to rule in 2003 that manufacturers must include trans-fat content information on the “Nutrition Facts” label of foods. In 2015, the FDA banned the addition of partially hydrogenated oils to food products in a phased approach, with the first phase effective June 2018.

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

Oil produced from Calyxt’s high oleic soybean also has multiple desirable characteristics as an ingredient for the food industry. The high level of oleic acid in Calyxt’s soybean oil enhances oxidative stability compared to other premium and commodity oils. This eliminates the need for partial hydrogenation, and thus little to no trans fats are produced during oil production. Furthermore, Calyxt’s high oleic soybean oil offers additional potential benefits, including a threefold increase in fry-life, and reduced polymerization upon frying at high temperatures. Calyxt’s high oleic soybean oil is also neutral in flavor, odorless and colorless, and is therefore desired as a food ingredient because it has limited impact on the sensory characteristics of the final food product. Because Calxyt requires segregation of Calyxt’s soybeans from others in the supply chain, which Calyxt refers to as identity preservation, Calyxt’s customers can make traceability statements if they elect to do so. In addition, Calyxt’s high oleic soybean oil requires less fuel to process and transport to customer manufacturing sites than imported premium oils. Calyxt is currently targeting sales of its high oleic soybean oil to foodservice, food manufacturing, animal nutrition, and industrial market segments. Calyxt is targeting sales of its high oleic soybean meal to dairy, poultry, and pork producers.

Calyxt’s high oleic soybean seed is sold either directly by them or through distributors to farmers. Calyxt introduced a single variety of its high oleic soybean in the northern United States in 2017. This single variety was designed to grow well in parts of South Dakota and Minnesota. In 2019 and 2018 Calyxt operates with that single variety as their only seed product. In 2019 Calyxt contracted more than 36,000 acres with nearly 125 growers in South Dakota and Minnesota to grow Calyxt’s high oleic soybean. In 2019 Calyxt completed the processing and sale of all grain harvested from crops grown in 2018 and prior. Calyxt also took delivery of the bushels from approximately 30% of the acres grown pursuant to Calyxt’s 2019 grain production contracts. In 2018 Calyxt contracted more than 17,000 acres with nearly 80 growers in South Dakota and Minnesota to grow its high oleic soybean.

Calyxt’s 2020 acreage goal is 100,000 acres contracted. As of March 1, 2020, Calyxt had exceeded this goal and has over 250 contracts with growers. To drive this acreage expansion, Calyxt is planning to launch five new soybean seed varieties for the 2020 planting season. These launches will expand Calyxt’s maturity groups and enable north to south expansion of growers, as well as a move east to Iowa. Calyxt will also diversify its weather risk. In 2019 Calyxt added three distributors for its seed: Agtegra Cooperative, focused on South Dakota and North Dakota; Landus Cooperative, focused on Iowa; and Central Valley Agriculture, focused on Nebraska and Kansas. These cooperatives will also all assist Calyxt with agronomy support, grain storage and transportation. Landus Cooperative is also a key soybean crusher in Calyxt’s supply chain. As a result of this expansion Calyxt will have access to distribution in states where over 45% of the total U.S. soybean acres are grown. Going forward, Calyxt expects to continue to double its acres for each of the next several years. Calyxt intends to support continued acreage growth with the launch of three to five new soybean varieties in 2021 and 2022 and adding additional seed distributors and other processors to Calyxt’s portfolio as needed.

Calyxt operates an identity-preserved supply chain to segregate its soybeans from field to processor. In 2019 Calyxt built a supply chain network by contracting on a toll basis with elevators, processors, refiners and transportation companies. As Calyxt moves forward, it will work to optimize its supply chain, including where it contracts acres, whether and how it transports grain, and what level of toll charges it pays as it scales. Calyxt expects these activities will help Calyxt increase its product margins on a go-forward basis.

Calyxt intends to continue growing, processing, and storing its high oleic soybeans using existing third-party infrastructure and standard industry practices currently used for non-transgenic products. Calyxt believes a supply chain of this nature enables it to maintain flexibility and allows it to apply its resources toward maximizing innovation and product development while minimizing its capital expenditures and overhead.

Improved Digestibility Alfalfa

Alfalfa is a key feedstock in the production of milk from dairy cattle. The dairy industry is a significant producer of greenhouse gas and user of water. The dairy herds also produce substantial amounts of solid waste. Calyxt’s alfalfa is designed to enable those producers to reduce their footprint in all three areas. Calyxt developed an alfalfa that has reduced lignin content in the stem of the plant, enabling it to be more digestible by livestock. Because the alfalfa is more digestible, fewer cows are needed to produce the same quantity of milk, reducing the aggregate amount of water consumed and waste produced. Calyxt developed this product in collaboration with S&W Seed (S&W) (NASDAQ: SNSW) and expects it to launch in 2021 following the completion of field trials, testing and any voluntary regulatory consultations. Pursuant to its collaboration agreement, Calyxt is negotiating the commercial terms with S&W and expects to receive ongoing royalties from S&W’s sales of alfalfa seed.

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

Calyxt believes its high fiber wheat flour will able to be incorporated into many food products—from pasta to bread. Whereas a single serving of whole wheat flour can provide 49% of an individual’s daily fiber needs, a single serving of its high fiber wheat flour may provide up to 100% of the recommended daily requirement thereby allowing food manufacturers to make high fiber products sought after by many consumers.

This product candidate is currently in Phase II of Calyxt’s development process and is expected to launch as early as 2022. In March 2018 Calyxt received confirmation from USDA that its high fiber wheat is deemed non-regulated pursuant to APHIS’s regulatory procedures. Previously, Calyxt successfully harvested high fiber wheat in field trials. In 2020 Calyxt intends to further confirm the product concept in field conditions and to complete food application studies.

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

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions. This patent portfolio comprises six patents in the United States and two European patents. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (controlled by Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents and patent applications related to the research and therapeutic uses of TALE-nucleases and we granted certain rights to Life Technologies under our TALEN technology. In addition, we entered into a license agreement with Calyxt, pursuant to which Calyxt has been granted certain rights in connection with our gene editing and plant intellectual property portfolio.

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

The most relevant issued patents in our portfolio consist of approximately 34 Cellectis-owned and 21 in-licensed U.S. patents, 35 Cellectis-owned and 6 in-licensed European patents, and 72 Cellectis-owned and 14 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 68 Cellectis-owned and 4 in-licensed U.S. patent applications, 52 Cellectis-owned and 2 in-licensed European patent applications, 298 Cellectis-owned and 27 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 216 owned and in-licensed granted patents, and 555 owned and in-licensed patent applications.

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

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “—Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2020 to 2035. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2023 to 2035. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our most advanced product candidates, UCART19, UCART123, UCARTCS1, and UCART 22, are summarized below.

Gene Editing Platform

Each of our UCART product candidates relies upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 92 patents or pending patent applications in various countries, comprising 19 in-licensed and 14 Cellectis owned issued patents among which 11 are U.S. granted patents and 6 European granted patents. These issued patents and pending patent applications, which expire between 2019 and 2033, cover product claims or process claims relevant to each of our product candidates, including UCART19 and UCART123.

Our gene-editing platform and each of our UCART product candidates benefits from the protections of several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Our patents EP3004349, EP3008186 and EP3105317 are under opposition before the European Patent Office.

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

UCART123

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART123 includes granted patents and pending patent applications from the family WO2015140268 (CD123 Specific Chimeric Antigen Receptors for Cancer Immunotherapy). We believe these patents and patent applications, which, if issued, would expire in 2035, include claims directed to the composition of matter of UCART123, methods of manufacture of UCART123, methods to use UCART123 in cancer treatments.

UCARTCS1

Our patent portfolio relating specifically to UCARTCS1 includes granted patents and pending patent applications from the patent family WO2014179759 (CS1-SPECIFIC CHIMERIC ANTIGEN RECEPTOR ENGINEERED IMMUNE EFFECTOR CELLS1) licensed exclusively from the Ohio State University. We believe these patents and patent applications, if used, would expire in 2034. This patent family is directed to composition of matters including a CAR anti-CS1 per se. Our patent portfolio also includes patent and patent applications filed by Cellectis from the family WO2015166056 (CS1 SPECIFIC MULTI CHAIN CHIMERIC ANTIGEN RECEPTOR) and WO2015121454 (T-CELLS FOR IMMUNOTHERAPY ENGINEERED FOR TARGETING ANTIGEN PRESENT BOTH ON T-CELLS AND PATHOLOGICAL CELLS), which, if issued, would expire on 2035. Both families relate to the use of CAR anti CS1 in allogeneic T-cells, methods of manufacture of UCARTCS1, and methods to use UCARTCS1 in cell therapy treatment.

UCART22

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART22 includes pending patent applications from the families WO201817378 and WO2028278377. We believe these patent applications, which if issued, would expire in 2038, include claim directed to the composition of matter of UCART22, methods of manufacture of UCART22, and methods to use UCART22 in cancer treatment.

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

The immuno-oncology cell therapy competitive landscape is increasing, with the main approaches including CAR-T cells (autologous and allogeneic), autologous T-cell receptors (TCRs) and natural killer (NK) cells approaches.

The most advanced autologous CAR-T cell programs are:

•

In August 2017, the FDA approved tisagenlecleucel (Kymriah®) from Novartis AG for the treatment of patients up to 25 years of age with B-cell precursor ALL that is refractory or in second or later relapse. In May 2018, the FDA approved a label extension for Kymriah® for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Sales of Kymriah® were $76 million in 2018 and $278 million in 2019.

•

In October 2017, the FDA approved axicabtagene ciloleucel (Yescarta®) commercialized by Kite Pharma, a subsidiary of Gilead Sciences,for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Sales of Yescarta® were $264 million in 2018 and $456 million in 2019.

•

In December 2019, Bristol-Myers Squibb announced the submission to the FDA of a Biologics License Application (BLA) for lisocabtagene maraleucel (liso-cel), formerly known as JCAR017, in relapsed or refractory large B-cell lymphoma. In December 2019, Kite announced the submission to the FDA of a Biologics Licence Application (BLA) for the CAR T cell therapy KTE-X19 in relapsed or refractory mantle cell lymphoma. In January 2020, Kite announced that the Marketing Authorization Application (MAA) for KTE-X19 in relapsed or refractory mantle cell lymphoma has been fully validated and is now under evaluation by the European Medecines Agency (EMA).

•

3 product candidates in pivotal clinical trials in the United States: Bristol-Myers Squibb’s (formerly Celgene/Juno’s) product candidate liso-cel (targeting CD19 in Large B-cell Lymphoma), bluebird’s product candidate bb2121 (targeting BCMA in Multiple Myeloma; in partnership with Celgene), Janssen’s JNJ-68284528 (target BCMA in Multiple Myeloma; formerly known as LCAR-B38M and in partnership with Legend Biotech).

Due to the promising therapeutic effect of T-cell therapies in clinical exploratory trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies. In particular, we expect to compete with therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T-cells harvested, propagated ex vivo and re-infused into patients. We also expect to compete with therapies using genetically engineered T-cells, rendered reactive against tumor-associated antigens prior to their administration to patients. While a substantial part of our competitors are currently focused on autologous therapies, we believe that an increasing number of companies are developing an allogeneic CAR-T cell approach. Here, we differentiate ourselves by using our proprietary gene-editing capabilities to add specific features to our T-cell products, such as cancer drug resistance or resistance to checkpoint inhibition.

Our competitors include:

•

Autologous and Allogeneic CAR T-cell space: Juno Therapeutics, Inc. (in collaboration with Editas Medicine Inc.), acquired by Celgene Corporation and acquired since by Bristol-Myers Squibb; Bluebird bio, Inc. (in collaboration with Celgene Corporation, acquired since by Bristol-Myers Squibb), Ziopharm Oncology Inc. (in collaboration with Intrexon Corporation), Kite Pharma Inc. (in collaboration with Amgen Inc. and with Sangamo Therapeutics Inc.), acquired by Gilead Sciences Inc., Novartis AG (in collaboration with Intellia Inc.), Johnson & Johnson (in collaboration with Transposagen Biopharmaceuticals Inc.), Precision Biosciences (in collaboration with Servier), Regeneron Pharmaceuticals Inc. (in collaboration with Adicet Bio Inc), Fate Therapeutics Inc., CRISPR Therapeutics Inc., Takeda Pharmaceutical Company Limited, and Celyad S.A.

•

Gene-editing space: CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.), Editas Medicine, Inc. (partnered with Allergan and Celgene), Intellia Therapeutics, Inc. (partnered with Novartis), Precision BioSciences, Inc., Sangamo BioSciences, Inc. (partnered with Kite/Gilead and Pfizer), acquired by Gilead Sciences Inc., and Vertex/Exonics Therapeutics (partnered with CRISPR Therapeutics).

•	Cell-therapy space: Adaptimmune Ltd, Iovance Biotherapeutics, Unum Therapeutics, Inc., NantKwest, Inc., Atara Biotherapeutics, Inc., and Immunocore Ltd.

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

In the plant-based technology industry, Calyxt faces significant direct and indirect competition in several aspects of its business. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of genetically modified traits. Other potentially competitive sources of improvement in crop yields include improvements in crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. Additionally, competition for providing more nutritious ingredients for food companies come from chemical-based ingredients, additives and substitutes, which are developed by various companies.

In general, Calyxt faces competition from both large agricultural biotechnology, seed and chemical companies, certain of which have been actively involved in new trait discovery, development, and commercialization, and from specialty food ingredient companies, which are generally focused on providing solutions to the food industry through chemical, synthetic or other methods. Many of Calyxt’s competitors—particularly large chemical companies—have substantially larger budgets for research and development (R&D), product commercialization and regulatory process management than Calyxt.

Calyxt also faces competition from trait research and development companies as well as agricultural research universities and institutions. Given the global importance of agriculture, there are several companies, research universities and institutions that specialize in R&D of agricultural yield and product quality traits. Because these competitors typically focus on a limited number of traits and do not generally have the product development, gene-editing technologies and regulatory infrastructure necessary to bring traits to market, they generally out-license trait technologies to large industry players with in-house development and regulatory capabilities at a relatively early stage of development.

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

Principal Regulations Applicable to Calyxt

Agriculture and Food – United States

In the United States, the Environmental Protection Agency (EPA), the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) are primarily responsible for overseeing agriculture and food regulation and safety. Biotechnology is regulated in the United States under the U.S. federal government’s “Coordinated Framework for Biotechnology”.

Biotechnology products are subject to EPA regulatory review if they contain plant-incorporated protectants, which refer to pesticides (such as insecticides) produced plants. As Calyxt’s product candidates do not contain any plant-incorporated protectors, Calyxt’s product candidates are not subject to the regulatory review by the EPA.

Under the Plant Protection Act (PPA), the USDA requires anyone who wishes to import, transport interstate, or plant a regulated article to apply for a permit or notify the Animal and Plant Health Inspection Service (APHIS) that the introduction will be made. Regulated articles are defined in the Code of Federal Regulations (CFR) 7 CFR Part 340.1 as “any organism which has been altered or produced through genetic engineering which USDA determines is a plant pest or has reason to believe is a plant pest.” If APHIS determines the product to be regulated, the product may be subject to extensive regulation, including permitting requirements for import, handling, interstate movement, release into the environment, and inspections.

In the last six years, Calyxt submitted petitions to APHIS for seven of its product candidates and received confirmation from APHIS that it does not consider any of the seven to be regulated under the Plant Production Act. The seven product candidates include our high oleic soybean, high fiber wheat, improved digestibility alfalfa, and cold storable potato. The remaining three submissions were for product candidates for which Calyxt is either pursuing derivatives or no longer pursuing at this time. There can be no guarantee of the timing or success in obtaining nonregulated status from APHIS for additional crops or that the governing regulations will not change.

The FDA has oversight of food safety and security pursuant the Food, Drug, and Cosmetic Act, or FDCA and is primarily carried out by its Center for Food Safety and Applied Nutrition. The FDA regulates ingredients, packaging, and labeling of foods, including nutrition and health claims and the nutrition facts panel. Foods are typically not subject to premarket review and approval requirements, with limited exceptions.

The FDA offers a voluntary consultation process to determine whether foods derived from new plant varieties including genetically modified plant varieties require premarket review and approval. Developers routinely consult with the FDA prior to marketing and, in most cases, foods derived from plant varieties developed with biotechnology are not subjected to premarket review and approval processes.

Calyxt has completed voluntary consultation with the FDA for its high oleic soybean. After review, the FDA had no further questions concerning human food ingredients or animal food derived from Calyxt’s high oleic soybean.

Agriculture and Food – European Union

If Calyxt wants to market and sell its products in the European Union (the EU), Calyxt would only do so once they have gained appropriate regulatory clearance. The procedures for evaluation and authorization of GMOs are established by Regulation (EC) 1829/2003 on genetically modified food and feed and Directive 2001/18/EC on the release of GMOs into the environment. An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states can restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized before they can be included in a Common Catalogue of Varieties, which would permit the seeds of such genetically modified varieties to be marketed in the EU.

A ruling of the European Court of Justice (ECJ) in July 2018 clarified that only mutagenesis techniques which (a) have been used in several applications and (b) have a long safety record, can be exempted from these requirements. EU member states remain free to subject even such exempted organisms to the obligations under Directive 2001/18/EC, or to other obligations. The impact of this ruling on, and the ultimate treatment by the EU of, products produced using other advanced plant breeding techniques is not yet known and the final determination could have a negative impact on Calyxt’s business.

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

C.	Organizational Structure

Cellectis, or Cellectis S.A., is a société anonyme, or S.A., organized under the laws of the French Republic.

Group Structure as of December 31, 2019
Subsidiary Name	Jurisdiction of Incorporation	Ownership & Voting Interest Held By Cellectis S.A.
Calyxt, Inc.	Delaware	68.9% (held directly)
Cellectis, Inc.	Delaware	100% (held directly)
Cellectis Biologics, Inc.	Delaware	100% (held indirectly through Cellectis, Inc.)

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with subsidiaries: Calyxt IPO and Key Arrangements” for a discussion of certain agreements that provide a framework for Cellectis S.A.’s ongoing relationship with Calyxt.

D.	Property, Plant and Equipment

Cellectis S.A. leases a 4,679 square-meter facility in Paris for administrative and research and development activities. The lease commenced on April 1, 2011 and was amended on December 1, 2018 and January 17, 2020 with a 10-year initial term expiring on November 30, 2028.

Cellectis, Inc. leases a 15,532 square-foot facility in New York, New York for administrative and research and development activities. The lease commenced on March 30, 2015 and was amended on December 1, 2018 with a 60-month initial term expiring on December 31, 2023. In addition, in March 2016, Cellectis, Inc. entered into a lease agreement for a 26,928 square-foot facility in Montvale, New Jersey. As of December 31, 2018, the Montvale facility is not operational and the lease will be discontinued on April 1, 2020.

Cellectis Biologics, Inc. leases an 82,000 square foot facility in Raleigh, North Carolina. The lease commenced in April 2019 with a 15-year initial term expiring in March, 2034. We are constructing a new commercial manufacturing facility at this property, which will be dedicated to the production of clinical and commercial UCART products. We estimate that construction of the facility will be completed in 2020 and commissioned and qualified in 2021.

Calyxt, Inc. entered into a sale-leaseback transaction on September 6, 2017 with a third party for its corporate headquarters and laboratory facilities in Roseville, Minnesota. Calyxt, Inc. committed to an initial lease term of ten years, with four options to extend the term of the Lease Agreement for five years each. The transaction also included a construction contract for Calyxt, Inc. 40,000 square-foot corporate headquarters which includes office, research laboratory space and outdoor growing plots. Under the lease, which commenced in May 2018, Calyxt, Inc pays an annual base rent of $1.4 million. Cellectis entered into a Lease Guaranty with the landlord for the facilities, whereby Cellectis has guaranteed Calyxt Inc.’s obligations under the Lease Agreement. Cellectis’ guarantee of Calyxt’s obligations under the sale-leaseback transaction will terminate at the end of the second consecutive calendar year in which Calyxt, Inc.’s tangible net worth exceeds $300 million, as determined in accordance with generally accepted accounting principles. Calyxt, Inc. agreed to indemnify Cellectis for any obligations incurred by Cellectis under the Lease Guaranty. This indemnification agreement takes effect when Cellectis owns 50% or less of Calyxt, Inc.’s outstanding common stock.

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

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop, through our 69.8% (as of December 31, 2019) ownership in Calyxt, plant-based solutions designed to be healthy and sustainable.

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

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to develop, through Calyxt, plant products focused on delivering human health benefits and plant products that are more sustainable than others available in the market today. We do not have any therapeutics products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales. Although Calyxt achieved commercialization in the first quarter of 2019, it has not yet generated significant revenue from sales of its initial high oleic soybean products.

We currently derive all of our revenues from payments pursuant to our collaboration agreements with Allogene and Servier, patent licensing arrangements and royalties on licensed technologies.

In 2017, 2018 and 2019, we received respectively $8.1 million, $11.0 million and $7.5 million in payments pursuant to the Allogene and Servier collaborations. As of December 31, 2019, we were eligible to receive up to $914.4 million in potential option exercise fees, and development, clinical and sales milestones, as well as royalties commercial sales pursuant to the Servier License Agreement.

As of December 31, 2019, we were eligible to receive up to $2.8 billion in potential clinical and commercial milestone payments pursuant to the Allogne License Agreement. In addition, we invoice certain research and development costs to to Servier and Allogene, respectively. See “Item 4. Information of the Company—B. Business Overview—Our Strategic Alliances” for additional information on our collaborations with Allogene and Servier.

We are also party to research and development agreements with MD Anderson Cancer Center pursuant to which we collaborate with this center to accelerate the pre-clinical and clinical development of UCARTCS1. Under this agreement, we fund the pre-clinical research activities performed at this center.

We are currently sponsoring clinical studies at three sites for the BALLI-01 Study, at four sites for the AMELI-01 Study and at three sites for the MELANI-01 Study, as follows:

•

AMELI-01 Study, the Phase 1 dose-escalation clinical trial under the protocol UCART123_01 for UCART123 targeting AML, which is being conducted at Weill Cornell Medical Center (New York, USA), MD Anderson Cancer Center (Texas, USA), H. Lee Moffitt Cancer Center (Florida, USA) and Dana Farber (Massachussetts, USA).

•

BALLI-01 Study, the Phase 1 dose-escalation clinical trial under the protocol UCART22-01 for UCART22 targeting B-ALL, which is being conducted at MD Anderson Cancer Center (Texas, USA), The University of Chicago Comprehensive Cancer Center (Illinois, USA), and Weill Cornell Medical Center (New York, USA).

•

MELANI-01 Study, the Phase 1 dose-escalation under the protocol UCARTCS1_01 for UCARTCS1 targeting multiple myeloma, which is being conducted at MD Anderson Cancer Center (Texas, USA), Hackensack University Medical Center (New Jersey, USA), and Weill Cornell Medicine (New York, USA).

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer to CELLforCURE, MolMed and Lonza, and the GMP manufacturing of UCART123, UCART22 and UCARTCS1 at CELLforCURE, MolMed and Lonza. In addition, we incurred significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur, LifeTechnologies and University of Minnesota. In addition, in 2017 and 2018, we initiated clinical studies at Weill Cornell and the MD Anderson Cancer Center, leading to additional cash burn through payments to the clinical research centers, the Contract Research Organization involved and the companies involved in the logistics and testing of the clinical sample material.

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

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123, UCARTCS1 and UCART22 product candidates and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	build our manufacturing facilities and secure arrangements for clinical and commercial manufacturing;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

Our consolidated financial statements for 2017, 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Collaboration agreements and licenses

We currently derive our revenues from payments pursuant to our collaboration agreements with Allogene and Servier, patent licensing arrangements and royalties on licensed technologies. Our collaboration agreements may generate non-refundable upfront payments related to the licensing of rights to technology and research and development programs, milestone payments, research and development cost reimbursements and royalty payments.

Upfront payments for research and development programs are deferred as a contract liability and recognized when the performance obligation is satisfied, as the customer receives the benefits of the services. When a specific research and development program is put on hold, as agreed by our customer as part of a joint executive committee decision, the revenue recognition continues to be deferred until research and development efforts resume. If the joint decision is to abandon the project, deferred revenue is fully recognized.

The triggering event for a milestone payment may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

Research and development costs reimbursements are recognized on a time and material basis over the length of the specific research and development project.

Royalties are based on sales of licensed products or technologies. They are recognized in accordance with the terms of the licensing agreement when performance obligation can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Our ability to generate product revenues and become profitable depends upon our and our collaborators’ ability to successfully develop and commercialize products. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

Sales of products and services

Revenues on sales of products are recognized once the control over the delivered products is transferred to the customer. Sales include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns, unsalable product and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return.

We also offer research services, which revenue is recognized over time, as the customer receives the benefits of the services.

Other Income

Research Tax Credit

The main research tax credit that we benefit from is the Crédit d’Impôt Recherche, or CIR, which is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred and during the next three fiscal years. If taxes due are not sufficient to cover the full amount of the tax credit at the end of the three-year period, the difference is repaid to us in cash by the French tax authorities. We also satisfy certain criteria that qualify us as a small/middle size company and permit us to request immediate payment of the CIR. The expenditures taken into account for the calculation of the CIR only involve research expenses.

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

In December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of December 31, 2019. During the last quarter of 2019, we received payments of $7.4 million and $7.3 million related to 2017 and 2018 tax credit receivables.

Operating Expenses

Our operating expenses consist primarily of cost of revenue, research and development expenses and selling, general and administrative expenses.

Cost of revenue

Cost of goods sold

Prior to 2019, cost of goods sold represented immaterial costs associated with Calyxt’s out-licensing activities. Costs Calyxt incurred associated with the purchasing, storing transporting and processing grain, net of proceeds of seed sales (Grain Costs), were expensed as R&D. Beginning in the first quarter of 2019, Calyxt began to capitalize all grain and seed costs into inventory. Grain and risk management costs, net of the benefit from Calyxt’s seed activity, are capitalized to inventory and relieved to cost of goods sold as the high oleic soybean oil and soybean meal is sold. Any valuation adjustments to inventory are recognized as incurred. Cost of goods sold also includes crush and refining losses that are expensed as incurred since they do not add to the value of the finished products.

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

•	purchases and manufacturing of biological materials, real-estate leasing costs as well as conferences and travel costs;

•	costs to write and support the research for filing patents and;

•	certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities.

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities.

Our research and development efforts are focused on our existing product candidates, (i) UCART123 product candidate, which entered into clinical trials in the United States in February 2017, (ii) UCART22 product candidate, which entered into clinical trials in the United States in November 2019, (iii) UCARTCS1 product candidate, which entered into clinical trials in the United States in October 2019, and (iv) other undisclosed target which are in the development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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

We cannot determine with certainty the duration and completion costs of our future clinical trials of our therapeutic product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of such product candidates, or those of our collaborators, that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any therapeutic product candidates. We also cannot determine with certainty the duration and completion costs of our future field trials of our agricultural product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our agricultural product candidates that might obtain regulatory approval. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

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

Financial Gain (Loss)

Financial gain (loss) mainly consists of interest income related to our savings accounts and bank deposits, exchange gains and losses associated with transactions in foreign currencies and fair value of our financial assets and derivative instruments. Significant transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates, while the average rate for the previous month is used for non-significant transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the statements of consolidated operations as financial income or expense. Financial gain (loss) reflects the net impact of financial income and financial expenses.

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

•	Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 3.1)

•	Research Tax Credit (Note 3.1)

•	Share-Based Compensation (Note 15)

A.	Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2017	2018	2019*
		($ in thousands)
Revenues and other income
Revenues	25,188	12,731	15,190
Other income	8,528	8,701	7,800

Total revenues and other income	33,715	21,432	22,990

Operating expenses
Cost of revenue	(2,620)	(2,739)	(11,392)
Research and development expenses	(79,227)	(76,567)	(92,042)
Selling, general and administrative expenses	(44,750)	(47,248)	(43,017)
Other operating income (expenses)	232	31	(91)

Operating income (loss)	(92,650)	(105,091)	(123,552)

Financial income	7,262	20,572	11,971
Financial expenses	(18,294)	(3,813)	(3,631)

Financial gain (loss)	(11,032)	16,758	8,340

Income tax	—	—	—
Net income (loss)	(103,683)	(88,333)	(115,212)

Attributable to shareholders of Cellectis	(99,368)	(78,693)	(102,091)
Attributable to non-controlling interests	(4,315)	(9,640)	(13,121)

(*)

The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and a resulting significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Leases” at January 1, 2019).

Years Ended December 31, 2017, 2018 and 2019

Revenues.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Collaboration agreements	22,821	10,497	6,055	-54.0%	-42.3%
Other revenues	2,367	2,234	9,135	-5.6%	309.0%
Revenues	25,188	12,731	15,190	-49.5%	19.3%

The increase in revenues of $2.5 million, or 19.3%, between the years ended December 31, 2018 and 2019 primarily reflects (i) a decrease of $4.4 million in revenues under our collaboration agreements of which $7.1 million relates to a decrease in recognition of upfront fees already paid to Cellectis due to the termination of Pfizer collaboration agreement in June 2018, partially offset by a $2.7 million increase in collaboration revenue primarily driven by the recognition of a milestone of $5.0 million related to ALLO-715 clinical development and (ii) a $0.4 million decrease in licensing revenues, offset by (iii) a $7.3 million increase in Calyxt revenue primarily attributable to the commercialization of Calyxt’s high oleic soybean oil and soybean meal products.

The decrease in revenues of $12.5 million, or 49.5%, between the years ended December 31, 2017 and 2018 primarily reflects a decrease of $12.3 million in revenues under our collaboration agreements, of which $7.8 million relates to a decrease in recognition of upfront fees already paid to Cellectis and $4.6 million relates to lower research and development cost reimbursements, and a decrease of $0.1 million of licensing revenues.

Other income.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Research tax credit	8,327	8,561	7,800	2.8%	-8.9%
Other income	201	140	0	-30.4%	-100.0%
Other income	8,528	8,701	7,800	2.0%	-10.4%

The decrease in other income of $0.9 million, or 10.4%, between the years ended December 31, 2018 and 2019 reflects a decrease of $0.8 million in research tax credits, due to timing in invoicing of research and development purchases and external expenses during the years ended December 31, 2019 that are eligible for the tax credit and a decrease of $0.1 million in other income.

The increase in other income of $0.2 million, or 2.0%, between the years ended December 31, 2017 and 2018 reflects an increase of $0.2 million in research tax credits, due to higher research and development purchases and external expenses that are eligible for the tax credit.

Cost of revenue

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Cost of goods sold	0	0	(9,280)	n.a.	n.a.
Royalty expenses	(2,620)	(2,739)	(2,112)	4.5%	-22.9%
Cost of revenue	(2,620)	(2,739)	(11,392)	4.5%	315.9%

The increase in cost of goods sold of $9.3 million between the years ended December 31, 2018 and 2019 relates to the commercial launch of Calyxt’s products and is partially offset by the decrease of $0.6 million, or 22.9% in royalty expenses between the years ended December 31, 2018 and 2019. The $9.3 million Calyxt cost of goods sold increase reflects the cost of product sold in the period and a $0.8 million adjustment to the net realizable value of our inventories that reflects the higher costs we have experienced at this early stage of commercialization.

The increase in royalty expenses of $0.1 million, or 4.5%, between the years ended December 31, 2017 and 2018 primarily reflects higher royalty expenses paid to our existing partners.

Research and development expenses.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Personnel expenses	(37,906)	(34,608)	(34,911)	-8.7%	0.9%
Purchases, external expenses and other	(41,321)	(41,959)	(57,131)	1.5%	36.2%
Research and development expenses	(79,227)	(76,567)	(92,042)	-3.4%	20.2%

Between the years ended December 31, 2018 and 2019 research and development expenses increased by $15.5 million, or 20.2%. Personnel expenses increased by $0.3 million from $34.6 million in 2018 to $34.9 million in 2019 primarily due to (i) a $4.8 million increase in wages and salaries explained by an increase in R&D headcount in both therapeutic and plants activities and (ii) a $1.3 million increase in social charges on stock option grants, partly offset by a $5.8 million decrease in non-cash stock based compensation expense. Purchases and external expenses and other increased by $15.2 million from $42.0 million in 2018 to $57.1 million in 2019 of which $13.9 million relates to Cellectis due to increased spending on research and development, and a $2.6 million provision related to discussions with suppliers, and $1.3 million relates to Calyxt research and development efforts.

Between the years ended December 31, 2017 and 2018 research and development expenses decreased by $2.6 million or 3.4%. Personnel expenses decreased by $3.3 million from $37.9 million in 2017 to $34.6 million in 2018 primarily due to a $5.8 million decrease in non-cash stock-based compensation expense and $1.0 million decrease in social charges on stock options offset by a $3.5 million increase in wages and salaries mainly explained by increase in R&D headcount in therapeutic activity. Purchases and external expenses increased by $2.0 million from $38.5 million in 2017 to $40.5 million in 2018, mainly due to an increase in costs to acquire grain prior to our achievement of commercial milestones at Calyxt. Other expenses, which relate to continuing leasing and other commitments, decreased by $1.4 million between the years ended December 31, 2017 and 2018.

Selling, general and administrative expenses.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Personnel expenses	(34,486)	(30,563)	(27,934)	-11.4%	-8.6%
Purchases, external expenses and other	(10,264)	(16,685)	(15,083)	62.6%	-9.6%
Selling, general and administrative expenses	(44,750)	(47,248)	(43,017)	5.6%	-9.0%

Between the years ended December 31, 2018 and 2019, selling, general and administrative expenses decreased by $4.2 million, or 9.0%. The decrease reflects (i) a decrease of $2.6 million in personnel expenses from $30.6 million in 2018 to $27.9 million in 2019, attributable to a decrease of $4.5 million in non-cash stock based compensation, partly offset by an increase of $1.4 million in wage and salaries and an increase of $0.5 million in social charges on stock option grants and (ii) a decrease of $2.8 million in purchases and external expenses of which $2.1 million relates to Calyxt explained by the benefits of internalizing certain services previously provided by Cellectis partly offset by (iii) an increase of $1.2 million in other of which $1.0 million relates to Calyxt.

Between the years ended December 31, 2017 and 2018, the increase in selling, general and administrative expenses of $2.5 million, or 5.6%, primarily reflects (i) a $5.1 million increase in purchases and external expenses from $9.1 million in 2017 to $14.3 million in 2018, particularly linked to Calyxt’s increasing activity (from $4.3 million in 2017 to $7.8 million in 2018) explained by costs incurred to ramp up capabilities in advance of commercialization and increases in professional services expenses associated with being a public company, (ii) an increase of $1.3 million in other expenses related to taxes, various depreciation and amortization, and (iii) a decrease of $3.9 million in personnel expenses from $34.5 million to $30.6 million, attributable to a $7.4 million decrease in non-cash stock based compensation and $0.9 million decrease in social charges on stock options partially offset by a $4.4 million increase in wages and salaries, mainly explained by increase in SG&A headcount at Calyxt.

Other operating income and expenses.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Other operating income (expenses)	232	31	(91)	-86.6%	-394.8%

The decrease in other operating income and expenses between the years ended December 31, 2018 and 2019 amounted to $0.1 million. During the year ended December 31, 2019, other operating income and expenses primarily include reversal of a subsidy provision for $1.2 million, offset by a net loss of $1.3 on subsidies termination.

The decrease in other operating income and expenses between the years ended December 31, 2017 and 2018 amounted to $0.2 million. During the year ended December 31, 2018, other operating income and expenses primarily include reversal of commercial litigation provision for $0.6 million, partially offset by social charges paid on former employee compensation for $0.2 million, reversal of a subsidy for $0.2 million and other immaterial variances.

Financial income.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Financial income	7,262	20,572	11,971	183.3%	-41.8%

The decrease in financial income of $8.6 million, or 41.8%, between the years ended December 31, 2018 and 2019 was mainly attributable to a decrease of $9.1 million in foreign exchange gain (from a $13.6 million gain in 2018 to a $4.5 million gain in 2019), partly offset by the increase of interest received from financial investment for $0.2 million and the increase in fair value adjustment for $0.3 million.

The increase in financial income of $13.3 million, or 183.3%, between the years ended December 31, 2017 and 2018 was mainly attributable to an increase in foreign exchange realized and unrealized gain of $12.4 million and an increase in interest income of $4.8 million and partly offset by a decrease in fair value of financial derivative instruments and current financial assets of $3.9 million.

Financial expenses.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Financial expenses	(18,294)	(3,813)	(3,631)	-79.2%	-4.8%

The decrease in financial expenses of $0.2 million, or 4.8%, between the years ended December 31, 2018 and 2019 was mainly attributable to $2.4 million decrease in foreign exchange loss (from a $3.1 million loss in 2018 to a $0.7 million loss in 2019), the decrease in fair value adjustment for $0.3 million and other immaterial variances for $0.1 million, partly offset by a $2.6 million increase in financial expenses related to IFRS16 application.

The decrease in financial expense of $14.5 million, or 79.2%, between the years ended December 31, 2017 and 2018 was mainly attributable to a decrease in foreign exchange realized and unrealized gain of $14.6 million and partly offset by an increase in other financial expense of $0.1 million.

Net Income / loss.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Net income (loss)	(103,683)	(88,333)	(115,212)	-14.8%	30.4%

The increase in net loss of $26.9 million between the years ended December 31, 2018 and 2019 was mainly due to (i) a $8.4 million decrease in financial gain, (ii) a $13.6 million increase in purchases and external expenses and others, (iii) a $6.3 million increase in wages and salaries, (iv) a $1.7 million increase in social charges on free shares and stock option grants, (v) a $8.7 million increase in cost of revenue and (vi) a $0.1 million decrease in other operating income and expenses, as well as other immaterial variances for $0.1 million, partly offset by a $10.4 million decrease in non-cash stock based compensation expense and a $1.6 million increase in revenues and other income.

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

Gain/Loss attributable to non-controlling interests.

	For the year ended December 31,			% change
	2017	2018	2019	2017 vs 2018	2019 vs 2018
Gain (loss) attributable to non-controlling interests	(4,315)	(9,640)	(13,121)	123.4%	36.1%

During the year ended December 31, 2019, we recorded $13.1 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $3.4 million is a result of an increase in Calyxt’s net loss.

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

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Years Ended December 31, 2017, 2018 and 2019

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31, 2017			For the year ended December 31, 2018			For the year ended December 31, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	508	24,680	25,188	236	12,495	12,731	7,294	7,896	15,190
External other income	239	8,290	8,528	178	8,523	8,701	—	7,800	7,800

External revenues and other income	747	32,969	33,715	414	21,018	21,432	7,294	15,696	22,990

Cost of revenue	(390)	(2,230)	(2,620)	(595)	(2,144)	(2,739)	(9,275)	(2,117)	(11,392)
Research and development expenses	(6,057)	(73,170)	(79,227)	(8,638)	(67,929)	(76,567)	(12,390)	(79,652)	(92,042)
Selling, general and administrative expenses	(13,143)	(31,607)	(44,750)	(21,067)	(26,180)	(47,248)	(26,090)	(16,927)	(43,017)
Other operating income and expenses	6	225	232	(50)	81	31	25	(116)	(91)

Total operating expenses	(19,584)	(106,782)	(126,366)	(30,351)	(96,172)	(126,523)	(47,730)	(98,812)	(146,542)

Operating income (loss) before tax	(18,837)	(73,813)	(92,650)	(29,937)	(75,154)	(105,091)	(40,436)	(83,116)	(123,552)

Financial gain (loss)	—	(11,032)	(11,032)	1,420	15,339	16,758	294	8,045	8,340

Net income (loss)	(18,837)	(84,846)	(103,683)	(28,517)	(59,816)	(88,333)	(40,142)	(75,071)	(115,212)

Non controlling interests	4,315	—	4,315	9,640	—	9,640	13,121	—	13,121

Net income (loss) attributable to shareholders of Cellectis	(14,522)	(84,846)	(99,368)	(18,877)	(59,816)	(78,693)	(27,021)	(75,071)	(102,091)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	967	22,623	23,590	838	16,852	17,689	1,619	10,010	11,629
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	4,990	20,345	25,335	5,218	11,655	16,873	6,673	4,940	11,613

Adjustment of share-based compensation attributable to shareholders of Cellectis	5,957	42,967	48,924	6,056	28,507	34,563	8,292	14,950	23,242

Adjusted net income (loss) attributable to shareholders of Cellectis	(8,565)	(41,877)	(50,443)	(12,821)	(31,309)	(44,130)	(18,729)	(60,121)	(78,849)

Depreciation and amortization	(551)	(2,820)	(3,371)	(637)	(1,740)	(2,377)	(1,233)	(5,642)	(6,875)
Additions to tangible and intangible assets	792	1,849	2,642	1,871	3,040	4,911	2,998	14,668	17,666
Impairment of tangible assets	—	(798)	(798)	—	—	—	—	—	—

Therapeutics segment—2018 vs. 2019

External revenues and other income in our Therapeutics segment decreased by $5.3 million, from $21.0 million for the year ended December 31, 2018, to $15.7 million the year ended December 31, 2019. The decrease was primarily due to a decrease of $4.4 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group.

The decrease in total operating expenses of $2.6 million from the year ended December 31, 2018 to the year ended December 31, 2019 resulted primarily from (i) lower personnel expenses, attributable, to a decrease of $13.6 million in non-cash stock-based compensation expenses partly offset by an increase of $1.0 million in personnel wages and salaries and an increase of $1.7 million in social charges on stock option grants; partially offset by (ii) an increase of $13.3 million in purchases and external purchases and other expenses and (iii) a decrease of $0.2 million in other operating income and expenses.

Operating loss before tax for our Therapeutics segment increased by $8.0 million from the year ended December 31, 2018 to the year ended December 31, 2019.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $28.8 million from the year ended December 31, 2018 to the year ended December 31, 2019.

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

Plants segment—2018 vs. 2019

External revenues and other income in our Plants segment increased by $6.9 million from $0.4 million for the year ended December 31, 2018 to $7.3 million for the year ended December 31, 2019 due to the commercial launch of Calyxt’s initial high oleic soybean products.

The increase in total operating expenses of $17.4 million from the year ended December 31, 2018 to the year ended December 31, 2019 resulted primarily from an increase in Calyxt’s commercialization activities, which contributed to (i) an increase of $8.3 million in personnel expenses, including an increase of $5.3 million in wages and salaries and an increase of $3.2 million in non-cash stock based compensation expense, (ii) an increase of $0.2 million in purchase and external expenses and other, and (iii) an increase of $8.7 million in cost of revenue.

Operating loss before tax for our Plants segment increased by $10.5 million from the year ended December 31, 2018 to the year ended December 31, 2019.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $5.9 million from the year ended December 31, 2018 to the year ended December 31, 2019.

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

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $4.2 million from $8.6 million for the year ended December 31, 2017 to $12.8 million for the year ended December 31, 2018.

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

Liquidity management

As of December 31, 2019, we had current financial assets and cash and cash equivalents of $360.9 million comprising cash and cash equivalents of $340.5 million and current financial assets of $20.4 million exclusively composed by current restricted cash. Long term restricted cash amounts to $3.5 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalent denominated in U.S. dollars is $214.6 million as of December 31, 2019. Current financial assets denominated in U.S. Dollars amounted to $20.4 million as of December 31, 2019.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
Net cash flows provided by (used in) operating activities	(52,327)	(68,137)	(69,142)
Net cash flows provided by (used in) investing activities	1,784	35,623	(35,872)
Net cash flows provided by (used in) financing activities	41,266	236,494	(3,862)

Total	(9,277)	203,981	(108,876)

Effect of exchange rate changes on cash	11,089	(8,860)	(2,103)

Year Ended December 31, 2019

The net cash flows used in operating activities are mainly due to Cellectis cash payments of $48.5 million to suppliers, wages and social expenses of $24.1 million, and Calyxt operating activities of $28.7 million, partly offset by $14.7 million of research credit taxes received, $7.5 million of payments received from Servier and Allogene pursuant to our collaboration agreements, $1.5 million of payments received from licenses and other revenue, $5.1 million of interest received and $3.4 million of VAT and other taxes reimbursement as well as other variances.

The net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $13.0 million including $12.3 million of assets under construction relates to Cellectis’ new raw material manufacturing facility in Paris ($4.4 million) and new commercial manufacturing facility in Raleigh, North Carolina ($5.4 million) and the rest relates to the Plants Segment activity, (ii) the $23.3 million change in current and non-current financial asset mainly related to letters of credit related to our Raleigh facility in non-current ($2.5 million) and current financial asset ($20.0 million) and (iii) $1.1 million of deposits related to Raleigh manufacturing facility ($0.9 million) and the rest relates to Paris lease extension, partially offset by $0.4 million of funds received from Calyxt sale and leaseback agreement for equipment.

The net cash used by financing activities reflects the payments on lease debts for $3.4 million and Calyxt payment of $0.8 million in withholding taxes in connection with the net settlement of RSUs, partially offset by Calyxt stock options exercises during the period for $0.3 million.

Year Ended December 31, 2018

The net cash flows used in operating activities are mainly due to cash payments of $41.8 million to suppliers, wages and social expenses of $19.3 million, rent payments of $4.3 million and $20.3 million of other operating payments and payments to Calyxt suppliers, partially offset by $4.7 million of payments received from Servier and Pfizer/Allogene pursuant to our collaboration agreements, $1.5 million of payments received from licenses, $6.9 million of interest received and $4.5 million of VAT and other taxes reimbursement as well as other variances.

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

Operating capital requirements

To date, we have not generated any revenues from therapeutics. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. Although Calyxt completed their first sales of its high oleic soybean oil and soybean meal in the first quarter of 2019, it has not yet generated significant revenues from sales of these products. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

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

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations into 2022. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

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

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the capacity of manufacturing our products in France and in the United States;

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

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2019, we had 171 employees engaged in research and development activities. In the years ended December 31, 2017, 2018 and 2019 we spent $79.2 million, $76.6 million and $92.0 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2019. Future events could cause actual payments to differ from these estimates.

As of December 31, 2019	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreements	73,181	4,014	18,886	9,764	40,516
License agreements	18,607	1,389	2,778	2,778	11,662
Manufacturing agreements	6,218	6,218	—	—	—
Clinical & R&D agreements	2,086	1,424	662	—	—
Construction agreements	39,741	39,741	—
Other agreements	50,896	30,851	20,045	—	—

Total contractual obligations	190,728	83,637	42,371	12,542	52,179

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

We also provided Letters of Credit to the landlords of our facilities in New York and Raleigh.

For further detail, please see Note 19 – Commitments of our consolidated financial statements.

G.	Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 4, 2020. Unless otherwise stated, the address for our executive officers and directors is 8, rue de la Croix Jarry, 75013 Paris, France.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	55	Chairman of the Board, Chief Executive Officer, and Co-Founder
Philippe Duchateau, Ph.D.	57	Chief Scientific Officer
Eric Dutang	46	Chief Financial Officer
William (Bill) Monteith	62	Executive Vice President Technical Operation
Stephan Reynier	51	Chief Regulatory Officer
David Sourdive, Ph.D.	53	Director, Executive Vice President, Strategic Initiatives and Co-Founder
Arthur Stril	31	Vice President Corporate Development
Marie-Bleuenn Terrier	38	General Counsel
Jon Voss	60	Executive Vice President Global Quality

Non-Employee Directors:
Laurent Arthaud	57	Director
Pierre Bastid	65	Director
Rainer Boehm	59	Director
Alain Godard	74	Director
Hervé Hoppenot	60	Director
Annick Schwebig, M.D.	69	Director

André Choulika, Ph.D., is one of the founders of Cellectis and served as Chief Executive Officer since the company’s inception in 1999. He is Chairman of the Board of Directors since 2011 and President of the board of directors of Calyxt, Inc. since August 2010. He is CEO and Chairman of Cellectis, Inc. since December 2014 and Cellectis Biologics, Inc. since January 2019. From 1997 to 1999, Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was one of the inventors of nuclease-based genome editing technologies and a pioneer in the analysis and use of meganucleases to modify complex genomes. After receiving his Ph.D. in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. His management training is from HEC (Challenge +). Since June 2019, Dr. Choulika served at the board of directors of Institut Pasteur. Based on Dr. Choulika’s deep knowledge of the company and scientific experience, we believe Dr. Choulika has the appropriate set of skills to serve as our chief executive officer and a member of our board of directors.

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

William (Bill) Monteith, joined Cellectis in November 2018 as Senior Vice President US Manufacturing responsible for the selection, construction and buildout of Cellectis’ manufacturing facility located at Raleigh, North Carolina. Bill Monteith was named Executive Vice President of Technical Operations in July 2019. Before joining Cellectis, Mr. Monteith was the Chief Operating Officer for Hitachi Chemical Advanced Therapeutic Solutions (formerly PCT). While at Hitachi, Mr. Monteith was part of the executive team overseeing the merger with Hitachi and went on to build a cell and gene therapy facility in Yokohama Japan in addition to being responsible for the US based facilities in Allendale New Jersey and Mountain View California. Prior to that, Mr. Monteith was the VP and General Manager, and then Executive VP, Technical Operations, for Dendreon which was the first autologous cellular therapy to get approval in the United States. Mr. Monteith has also held leadership roles at Sandoz, Shire, and Wyeth pharmaceuticals, ranging from technical operations to quality assurance. Mr. Monteith received his Bachelor of Science in pre-medical studies with a major in Chemistry from Saint Lawrence University in Canton, NY.

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

David Sourdive, Ph.D., is a co-founder of Cellectis and has held the position of Executive Vice President, Technical Operations since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. Since February 2014, Dr. Sourdive has also served on the board of directors of Mediterranean Institute for Life Sciences. Since June 2015, he has served on the board of directors of Eukarÿs SAS. Since 2017 Dr. Sourdive has served on the Board of Omics SAS. Since December 2018, he has served on the board of directors of Enobraq SAS, and since September 2019, he has served on the Board of Exeliom S.A.S. He previously served on the boards of directors of Cellectis AB, Medicen Paris Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +). We believe Dr. Sourdive’s extensive experience in business and the biotechnology industry qualifies him to serve on our board of directors.

Arthur Stril joined Cellectis in July 2018 as Vice President, Corporate Development and is responsible for program management, strategy and business development. Arthur began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became Head of the Hospital Financing Unit at the French Ministry of Health. Mr. Stril graduated from the École Normale Supérieure, Paris & Cambridge University, and holds a diploma in Immunotherapy from the Université Paris-Descartes. Mr. Stril is also a member of the French Corps des Mines.

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

Jon Voss joined Cellectis in July 2019 as Executive Vice President of Global Quality. Mr. Voss has over 30 years of US and international Quality expertise in gene therapy, small molecule, biologic and medical device products working as VP of Quality for such companies as Generation Bio, Sarepta Therapeutics and Genzyme. Having worked in early stage pre-clinical, clinical and commercial organizations, Mr. Voss has unique experience in moving companies from the development to commercial stage. As EVP of Global Quality, Mr. Voss is building the Cellectis global quality organization to support the existing Cellectis UCART clinical programs as well as ensuring that Cellectis is prepared for commercial licensure and the associated operations. Mr. Voss earned his Bachelor of Science degree from the University of California at Davis and received his Master of Science in Biomedical Engineering from Boston University.

Laurent Arthaud has served as a member of our board of directors since October 28, 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Kurma Life Sciences Partners, Adocia, Sparingvision, Aledia and Ribogenics, Inc. and Enyo Pharma. He served on the board of directors of TxCell from 2012 to 2018, on the board of directors of Emertee Gestion from 2006 to 2016, and on the board of directors of Scynexis, Inc. from 200 to 2015. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique. We believe Mr. Arthaud’s extensive investment experience in the biotechnology industry qualifies him to serve as a member on our board of directors.

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

Rainer Boehm has served as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is currently serving on the board of directors of Humanigen, Inc. and Nordic Nanovector ASA since 2018. Since 2019, he served on the board of directors of BioCopy AG. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. He led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma, as well as ad interim CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France. We believe Mr. Boehm’s extensive business and medical experience in pharmaceutical industry qualifies him to serve as a member on our board of directors.

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

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2019, was $5.2 million. For the year ended December 31, 2019, 541,000 stock options with an exercise price of €18.25 per ordinary share and 55,000 stock options with and exercise price of €11.06 were issued to executive officers as compensation under the 2018 Stock Option Plan and 6,000 free shares were issued to executive officers as compensation under the Second Free Shares 2018 Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $36,138 for the year ended December 31, 2019.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of-pocket expenses*	Equity awards granted in 2019
A. Choulika	$1,001,637	—	—	140,000 stock-options
D. Sourdive	$452,659	—	—	70,000 stock-options
A. Godard	—	$55,980	$2,599	—
L. Arthaud	—	—	—	—
A. Schwebig	—	$55,980	—	—
P. Bastid	—	$55,980	$6,718	—
H. Hoppenot	—	$55,980	$23,763	—
R. Boehm	—	$55,980	$1,262	—

*	The conversation rate used is the average rate of the period

Service Agreements

Mr. Godard, a member of the Board of Directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy, especially in the field of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2017, 2018 and 2019 amounted to $38 thousand, $70 thousand and $71 thousand respectively. No balances were outstanding at the end of each fiscal year.

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

A “change of control” is defined by reference to Article L.233-3 of the French Commercial Code, which provides that one or more persons acting alone or in concert are considered to control a company if (1) they have direct or indirect ownership of a majority of the voting rights or a proportion of the voting rights allowing de facto control of the decisions made by the shareholders, provided that such control is presumed if said persons hold more than 40% of the voting rights and no shareholder holds a greater proportion thereof; or (2) they have the power to appoint or dismiss a majority of the board of directors

Limitations on Liability and Indemnification Matters

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

Our board of directors’ authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted under these instruments must be approved by a two-thirds majority of the shares held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Such extraordinary general meeting shall determine the aggregate amount of equity incentive instruments to be granted and the period during which such authorization may be used by our board of directors, which cannot exceed 18 months for non-employee warrants and employee warrants and 38 months for stock option and restricted (free) shares, in each case beginning from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting and cancel the unallocated portions of the previous pool.

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

Employee Warrants (BSPCE)

Employee warrants were granted only to employees of Cellectis who are French tax residents, since these employee warrants carry favorable tax and social security treatment for French tax residents. Employee warrants may also be granted to corporate officers of the company having an employee tax status (chairman, general manager or deputy general manager) and directors. Similar to stock options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors equal to the higher of (1) the fair market value of an ordinary share on the date of grant and (2) if the company has carried out a capital increase within six months prior to the attribution of employee warrants, the issue price of such capital increase.

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

As of December 31, 2019, 19,702 employee warrants exercisable for an aggregate of 20,464 ordinary shares at a weighted average exercise price of €7.97 per share, were outstanding.

Non-Employee Warrants (BSA)

Non-employee warrants are granted by our board of directors to third-party service providers, consultants and directors who are not eligible for employee warrants. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at fair market value and in any case at a price at least equal to five percent (5%) of the average price for a company share weighted by volume on the market or markets on which the company shares are listed during the five (5) trading days prior to the date of the grant of said non-employee warrant by the board of directors (rounded up to the next euro cent, if necessary).

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

As of December 31, 2019, 832,558 non-employee warrants exercisable for an aggregate of 899,225 ordinary shares at a weighted average exercise price of €27.38 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof.

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

Stock Options

On March 24, 2015, according to the authorization granted by our shareholders meeting held on February 16, 2015, our board of directors adopted the 2015 Stock Option Plan, on October 28, 2016, according to the authorization granted by our shareholders meeting held on May 17, 2018, our board of directors adopted the 2016 Stock Option Plan, on October 11, 2017, according to the authorization granted by our shareholders meeting held on June 26, 2017, our board of directors adopted our 2017 Stock Option Plan; and on August 1, 2018, according to the authorization granted by our shareholders meeting held on June 26, 2018, our board of directors adopted our current 2018 Stock Options Plan. The 2015 Stock Option Plan, the 2016 Stock Option Plan, the 2017 Stock Option Plan and the 2018 Stock Option Plan (collectively, the “Stock Option Plans”) follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option will be no less than ninety-five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of the board of directors decision to grant the options. The maximum number of ordinary shares, which may be subject to stock options issued is 9,672,382, provided that our board of directors may decide of new grant of options only under our current 2018 Stock Option Plan with a maximum of 2,990,546 additional ordinary shares. Incentive Stock Options and Non-qualified stock options may be granted under the Stock Option Plans.

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

Stock Options granted under the Stock Option plans generally may not be sold, transferred or pledged in any manner other than by will or by the laws of descent or distribution. In the event of disability, unless otherwise resolved by our board of directors, the beneficiary’s right to exercise the vested portion of his or her option generally terminates six months after the last day of such beneficiary’s service, but in any event no later than the expiration of the maximum term of the applicable stock options. In the event the beneficiary dies during the vesting period, then, unless otherwise resolved by our board of directors, the beneficiary’s estate or any recipient by inheritance or bequest may exercise any vested portion within the six months following the date of death, but in any event no later than the expiration of the maximum term of the applicable stock options. In the 2015, 2016 and 2018 Stock Options Plans, in the event of a voluntary retirement of the beneficiary, the beneficiary will continue to benefit from the options which may be exercised according to the vesting schedule decided by the board during the grant of the corresponding options until their expiration date.

During the year ended December 31, 2019:

Cellectis S.A.

•

85,000 stock options have been granted in November, 2019 under the 2018 Stock Option Plan of which 60,000 are under the vesting period of four year and 25,000 are under non-market performance vesting conditions, of which 55,000 stock options have been granted to our officers;

•

38,000 free shares have been granted in November, 2019 under the Second 2018 Free Share Plan and are under the vesting period of two years for the US residents, of which 6,000 free shares have been granted to our officers;

•	9,000 free shares have been granted in July, 2019 under the Second 2018 Free Share Plan and are under the vesting period of two years for the US residents;

•

1,562,000 stock options have been granted in April, 2019 under the 2018 Stock Option Plan and are under the vesting period of four year, of which 541,000 stock options have been granted to our officers;

•	6,500 free shares have been granted in April, 2019 under the Second 2018 Free Share Plan and are under the vesting period of two years for the US residents;

•	3,000 stock options have been granted in March, 2019 under the 2018 Stock Option Plan and are under the vesting period of four year;

•

3,500 free shares have been granted in March, 2019 under the Second 2018 Free Share Plan and are under the vesting period of one year and a holding period of one year for the French residents and vesting period of two years for the US residents.

Calyxt, Inc.

During the year ended December 31,2019, our subsidiary Calyxt granted options, restricted stock unit and performance stock unit representing a 6.1% interest to a group of its employees, directors, executive officers and consultants.

C.	Board Practices

Board Composition

Under French law and our By-laws, our board of directors must be composed of between three and eighteen members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority of the votes cast of our shareholders. Pursuant to our By-laws, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by a resolution adopted by a majority of the votes cast of our shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board, in accordance with French law.

We currently have eight directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
André Choulika, Ph.D.	Chairman	2000	2021
David Sourdive, Ph.D.	Director	2000	2021
Alain Godard	Director	2007	2021
Pierre Bastid	Director	2011	2020
Laurent Arthaud	Director	2011	2020
Annick Schwebig, M.D.	Director	2011	2020
Hervé Hoppenot	Director	2017	2020
Rainer Boehm	Director	2017	2020

Pursuant to new French regulations, which entered into effect on January 1, 2018, any company having more than 10 employees must, on or before January 1st, 2020, implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the various employee representative bodies, including the Délégation Unique du Personnel initially in place at Cellectis. We proceeded with the election, for a four-year term, of this Social and Economic Committee in September 21, 2018.

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

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly deliberate only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

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

As of December 31, 2019, we had 264 employees, 253 of whom are full-time, 75 of whom hold M.D, Ph.D. or Pharm.D. degrees, 171 of whom were engaged in research and development activities and 93 of whom were engaged in business development, commercial, legal, finance, information systems, facilities, human resources or administrative support. As of December 31, 2019, 110 of our employees were located in France and 154 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 29, 2020. The percentage ownership information shown in the table is based upon 42,465,669 ordinary shares outstanding as of December 31, 2019.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 29, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Bpifrance Participations	2,879,500	6.78%
Capital International Investors (1)	2,519,384	5.93%
FMR LLC (2)	3,183,946	7.50%
Pfizer, Inc. (3)	2,789,356	6.57%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D (3)	1,893,448	4.46%
David Sourdive, Ph.D. (4)	1,714,890	4.04%
Philippe Duchateau, Ph.D. (5)	625,543	*
Eric Dutang (6)	376,423	*
Marie-Bleuenn Terrier (7)	585,170	*
Stephan Reynier (8)	255,090	*
William (Bill) Monteith (9)	19,500	*
Arthur Stril (10)	7,313	*
Jon Voss	0	*
Alain Godard (11)	228,391	*
Pierre Bastid (12)	3,561,686	8.39%
Laurent Arthaud	0	*
Annick Schwebig, M.D. (13)	188,782	*
Hervé Hoppenot (14)	26,667	*
Rainer Boehm (15)	26,667	*
All directors and executive officers as a group (15 persons)	9,509,566	22.39%

*	Represents beneficial ownership of less than one per cent.
(1)

Amounts beneficially owned by Capital International Investors were reported pursuant to a Schedule 13G filed with the SEC on February 14, 2019 by Capital International Investors. Capital International Investors’ address is 11100 Santa Monica Boulevard, 16th Floor, Los Angeles, California 90025. Capital International Investors is a division of Capital Research and Management Company.

(2)

Amounts beneficially owned by FMR LLC were reported pursuant to a Schedule 13G amendment filed with the SEC on February 7, 2019 by FMR LLC and Abigail P. Johnson. FMR LLC’s address is 245 Summer Street, Boston, Massachusetts 02210. FMR LLC is the parent company of Fidelity Management & Research Company (“FMR Co.”), which carries out the voting of shares owned by various Fidelity funds under written guidelines established by the Fidelity funds’ boards of trustees.

(3)

The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the entry into a research and collaboration agreement between Pfizer Inc. and Cellectis S.A.

(4)

Includes 219,173 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 200,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 160,701 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,167 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 84,375 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 35,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(5)

Includes 175,343 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 175,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 140,614 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 173,397 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 50,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 17,500 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan. Includes 703,041 shares held by Viveoo SARL.

(6)

Includes 131,508 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 150,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 120,526 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 148,625 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 18,750 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 17,500 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(7)

Includes 15,000 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 120,526 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 173,397 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 50,000 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 17,500 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(8)

Includes 87,671 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 90,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 140,614 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 173,397 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 50,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 17,500 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(9)

Includes 39,452 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 58,856 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 59,158 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 25,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 17,500 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(10)

Includes 12,500 ordinary shares that Mr. Monteith has the right to acquire pursuant to stock options granted in December 2018 under the 2018 Stock Option Plan and 7,000 ordinary shares that Mr. Monteith has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(11)

Includes 1,563 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan and 5,750 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(12)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017 and 26,667 non-employee warrants, which are exercisable since October 10, 2018.

(13)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017, 26,667 non-employee warrants, which are exercisable since October 10, 2018 and includes 3,298,944 shares held by Lohas SARL.

(14)

The ordinary shares include 30,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017 and 26,667 non-employee warrants, which are exercisable since October 10, 2018.

(15)	The ordinary shares include 26,667 non-employee warrants which are exercisable since October 10, 2018.
(16)	The ordinary shares include 26,667 non-employee warrants which are exercisable since October 10, 2018.

None of our principal shareholders has voting rights different than our other shareholders.

As of December 31, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 53.36% of our outstanding ordinary shares were held in the United States by 94 holders of record.

B.	Related Party Transactions

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Alliance agreement

Pfizer purchased 10% of our then-outstanding ordinary shares on July 31, 2014. The revenues booked for Pfizer in the years ended December 31, 2017 and 2018 amount to $19.7 million and $7.4 million respectively. There is no revenue booked for Pfizer in the year ended December 31,2019. As of December 31, 2019, there no outstanding receivables and Pfizer had a 6.57% ownership in Cellectis.

Conditional advances and subsidies

Bpifrance, which is a shareholder of Cellectis, has granted us conditional advances and subsidies. There was no outstanding conditional advances and subsidies since December 31, 2016.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers

Equity Awards

Since January 1, 2019, we have granted equity awards to certain of our directors and executive officers:

•	On April 24, 2019, we granted 541,000 stock options to certain of our Executive Officers;

•	On November 6, 2019, we granted 55,000 stock options to certain of our Executive Officers and

•	On November 6, 2019, we granted 6,000 free shares to certain of our Executive Officers.

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

Transactions with subsidiaries: Calyxt IPO and Key Arrangements

On July 25, 2017, Calyxt completed an initial public offering on the Nasdaq Global Market, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including the full exercise by the underwriters of their over-allotment option). The Company received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds from us to cover a portion of the outstanding obligations owed to Cellectis. Following the initial public offering, Cellectis owned approximately 79.6% of Calyxt’s common stock.

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

In connection with Calyxt’s IPO, we and Calyxt entered into certain agreements that provide a framework for our ongoing relationship with Calyxt. The summaries of the most significant provisions of these agreements. These summaries are qualified in their entirety by reference to the full text of such agreements.

Management Services Agreement

We are party to a management services agreement dated January 1, 2016, amended on July 25, 2017 and on January 29, 2020 that we entered into with Calyxt, Cellectis, Inc., a Delaware corporation and our wholly-owned subsidiary (“Cellectis, Inc.”), and Cellectis Biologics, Inc., a Delaware corporation and a wholly-owned subsidiary of Cellectis, Inc. (“Cellectis Biologics, Inc.”) pursuant to which each party to this agreement (the “providing party”) is entitled to provide certain services to the others (the “receiving party”), including certain general management, finance, investor relations, communication, legal, intellectual property, human resources and information technology services. In consideration for such services, the receiving party pays to the providing party certain fees, consisting of reimbursement of all costs and expenses reasonably incurred by us in connection with the provision of such services, payment of a mark-up corresponding to a percentage of certain of the costs and expenses, which range from zero to 10%, and reimbursement of costs and expenses of services that are subcontracted by the providing party on the receiving party’s behalf.

The management services agreement is automatically renewed for one-year periods starting on January 1st of each year. Either party has the right to terminate the agreement at the anniversary date of the agreement by giving three months prior notice. We also entered into an amendment to the agreement in connection with the Calyxt’s IPO to provide that the agreement may otherwise be terminated by us or by Calyxt in connection with certain material breaches by the other party upon prior written notice subject to limited cure periods, the sale of all or substantially all of the assets of either party, certain bankruptcy events or certain judgments.

During fiscal year 2019, Calyxt made payments to us for services provided under the management services agreement of $1.4 million, which excludes direct re-invoicing and royalties paid to us.

Stockholders Agreement

On July 25, 2017 we entered into a stockholders agreement with Calyxt, which we subsequently amended on May 7, 2018. We refer to as these agreements, together, as the stockholders agreement. Pursuant to our stockholders agreement with Calyxt, we have certain contractual rights for so long as we beneficially own at least 50% of the then outstanding shares of Calyxt’s common stock, including:

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

•	to approve any appointment to, or removal from, Calyxt’s Board of Directors, to the extent permissible by the laws of the State of Delaware.

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

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $2.5 million on December 31, 2019). Moreover, the statutory accumulated deficit is $184.9 million as of December 31, 2019.

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

Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive such shareholder’s dividend in cash or in shares.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADS have been listed on Nasdaq Global Market under the symbol “CLLS” since March 24, 2015. Prior to that date, there was no public trading market. Our ordinary shares have been trading on Euronext Growth market of Euronext Paris under the symbol “ALCLS” since February 7, 2007. Prior to that date, there was no public trading market for ADSs or our ordinary shares.

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

Directors’ Compensation. The aggregate amount of compensation (formerly named attendance fees (jetons de présence)) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to a director on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.

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

Under French law, directors are elected at the ordinary general shareholders’ meeting by a simple majority vote, and may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote. Our By-laws provide that members of our board of directors are elected for a tenure of three years , with terms beginning upon the year of a director’s initial appointment. Pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority of the votes cast of our shareholders present, represented by a proxy or voting by mail at the meeting. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.

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

Each shareholder may attend the meetings and vote (1) in person, or (2) by granting a proxy to any person that they may choose, or (3) by sending a proxy to us without indication of the beneficiary (in which case such proxy shall be cast in favor of the resolutions supported by the board of directors), or (4) by correspondence, or (5) by videoconference or another means of telecommunication organized by the board of directors and allowing identification of the relevant shareholder in accordance with applicable laws.

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

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. An ordinary shareholders’ meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes cast of the shareholders present, represented by proxy, or voting by mail. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.

Extraordinary Shareholders’ Meeting. Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholders’ commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes cast of the shareholders present, represented by proxy, or voting by mail. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting, except if the answers of the board are posted on the website of the Company at the latest at the end of the shareholder’s meeting. The board of directors may delegate one of its members, the chief executive officer or a deputy chief executive officer, as the case may be, to respond.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

a merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two thirds majority of the votes cast held by the shareholders present, represented by proxy or voting by mail at the relevant meeting. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

•	in a French law context, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

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

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the ratification by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can only be convened by our chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

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

•

approval of at least a majority of the votes cast of our shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

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

•	transfers of shares must comply with applicable insider trading rules;

•

pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority of the votes cast of our shareholders present, represented by a proxy or voting by mail at the meeting. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null..

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

•	Subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 50% threshold must file a mandatory public tender offer.

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

Preferential Subscription Rights (Preemptive Rights). According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights may be transferred and/or sold during the subscription period relating to a particular offering. Pursuant to French law, the preferential subscription rights will be transferable during a period starting two working days prior to the opening of the subscription period and ending two working days prior to the closing of the subscription period.

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

Further, any investment (i) by an individual or entity located in a country that is not a member State of the European Union or of a member State of the European Economic Area having entered into a convention on administrative assistance against tax evasion and fraud with France, or by a French citizen not residing in France, and (ii) that will result in the relevant investor acquiring the control of, all or part of a business of, or more than 33.33% (25% as from April 1, 2020) of the share capital or voting rights of, a company registered in France and developing activities in certain strategic industries, such as, energy, public health, telecommunications, artificial intelligence, cybersecurity, robotics, data collection or dual-use goods and technology is subject to the prior authorization by the French Ministry of Economy. In the absence of such authorization, the relevant investment shall be deemed null and void.

Assignment and Transfer of Shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions (including, in particular, the prohibition on insider trading).

Listing

Our ADSs have been listed on the Nasdaq Global Market under the symbol “CLLS” and our ordinary shares have been listed on the Euronext Growth market of Euronext in Paris under the symbol ALCLS”.

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is Citibank, N.A. The transfer agent and registrar for our ordinary shares is Société Générale Securities Services.

C.	Material Contracts

For additional information on our material contracts entered into during the two years immediately preceding the date of the filing of this Annual Report, please refer to Items 4 and 6 of this Annual Report.

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

You are a “U.S. holder” if you are a beneficial owner of ADSs or are treated for U.S. federal income tax purpose as:

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

Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the 2019 taxable year. No assurances may be given at this time as to our PFIC status for 2020 or future taxable years. Our PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. For any taxable year in which we are a PFIC, we will determine whether we will provide to U.S. holders the information required to make a QEF election. There can be no assurance that we will make such information available for any taxable year in which we are or may be a PFIC.

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

Under attribution rules, if we are a PFIC, U.S. holders of our ADSs will be deemed to own their proportionate shares of our subsidiaries that are PFICs, if any. Like the determination of whether we are a PFIC, the determination of whether any of our subsidiaries is a PFIC is made annually at the end of each taxable year Assuming a U.S. holder does not receive from a PFIC subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. We currently do not have any non-U.S. subsidiaries that could be PFIC subsidiaries.

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

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of your ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you tu U.S. taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of such sale, exchange or other disposition and certain other conditions are met.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S. source capital gains exceed such non-U.S. source capital losses.

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

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 28%. Such withholding tax may be reduced to 12.8% for dividends paid to non-resident individuals. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 28% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

In the event that dividends are paid by Cellectis, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 28%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in

Article 238-0 A of the FTC) (unless the Company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

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

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Allogene, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2019, our collaboration revenues would have increased by €0.5 million. Our exposure to currencies other than the U.S. dollar is negligible.

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

For the year ended December 31, 2019, our revenues denominated in U.S. dollars related to the Allogene collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $214.6 million as of December 31, 2019. Current financial assets denominated in U.S. dollars amounted to $20.4 million as of December 31, 2019.

The net foreign exchange result for the fiscal year 2019 is a gain of $3.8 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Commodity Price Risk

Calyxt’s primary exposure to market risk is commodity price sensitivity. Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect Calyxt’s ability to profitably commercialize its products. In the normal course of business, Calyxt manages its exposure to market risks by entering commodity hedges to mitigate risks. Based on Calyxt’s positions as of December 31, 2019, a 10 percent increase in commodity futures market prices would have a $880,000 decrease in Calyxt’s financial condition, and a 10 percent decrease in commodity futures market prices would have a $727,000 increase in Calyxt’s financial condition.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Citibank, N.A., as depositary for our ADSs, registers and delivers ADSs. Each ADS represents one ordinary share deposited with Citibank Europe PLC, located at 388 Greenwich Street, New York, NY 10013 or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered is located at 388 Greenwich Street, New York, New York 10013.

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

(a)

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

(b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2019. Management’s assessment was based on the framework in “Internal Control – Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2019, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d)	We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2019.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2018 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2018		2019
	($, in thousands)
Audit Fees	847	*	775	*
Audit-Related Fees	—		—
Tax Fees	—		—
Other Fees	—		—
Total	847		775

(*)	$513 and $375 thousand for Cellectis and $334 and $400 thousand for Calyxt, respectively for the years ended December 31, 2018 and 2019

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

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2018 or 2019.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2019 were pre-approved by the audit and finance committee.

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

Further, Nasdaq rules require that listed companies have a nominations committee comprised solely of independent directors. We follow our French home country practice, as described under “—Board Composition,” rather than complying with this Nasdaq rule.

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

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of three members of the board of directors: Messrs. Bastid, Arthaud and Hoppenot..

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-54 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (status) of the registrant (English translation)				Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1	[Reserved]

4.2#	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	20-F	001-36891	4.2	March 12, 2019

4.2.1#	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.2.1	March 12, 2019

4.2.2#	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	20-F	001-36891	4.2.2	March 12, 2019

4.2.3#	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	20-F	001-36891	4.2.3	March 12, 2019

4.2.4#	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	20-F	001-36891	4.2.4	March 12, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.3#	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	20-F	001-36891	4.3	March 12, 2019

4.3.1#	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.3.1	March 12, 2019

4.4	[Reserved]

4.5	[Reserved]

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.7#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.8	[Reserved]

4.9	[Reserved]

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.17†#	2016 Free Share Plan	20-F	001-36891	4.17	March 10, 2015

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.19†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.20†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

4.21†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.22†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.23†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.24†#	Second Free Share 2018 Plan	S-8	333-227717	99.3	October 5, 2018

4.25#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.26#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.26.1**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020				Filed herewith

4.27#	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

4.27.1#	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.27.2	Second Amendment to the Management Services Agreement Amendment dated January 29, 2020 between Cellectis S.A., Cellectis Inc., Cellectis Biologics, Inc. and Calyxt, Inc.				Filed herewith

4.28	[Reserved]

4.29#	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.30#	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30	March 12, 2019

4.30.1	Amendment No. 1 to Stockholders Agreement dated May 7, 2018 between Cellectis S.A. and Calyxt Inc.				Filed herewith

4.31#	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres				Filed herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Confidential treatment has been granted with respect to certain portions of this exhibit (indicated by asterisks).
**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2017, 2018 and 2019:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2019 and 2018, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2020 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in note 2.2 to the consolidated financial statements, the Company changed its method for accounting for leases effective January 1, 2019, due to the adoption of IFRS 16, “Leases”.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition from contracts with customers

Description of the Matter

As discussed in section “Collaboration agreements and licenses” of Note 3.1 “Revenues and other income” in the consolidated financial statements, the Company earns revenue under collaboration and license agreements with its customers, that consist of: the licensing of rights to technology, research and development programs, research and development cost reimbursements and royalties.

Under certain agreements, the Company received non-refundable upfront payments and may receive milestone payments.

The Company evaluates the agreements to determine: the separate performance obligations, including performance obligations to which non-refundable upfront payments relate, the transaction price (which may include variable consideration), the allocation of the transaction price to the performance obligations, and the timing of the satisfaction of the performance obligations.

Based on its analysis, the Company has determined that certain non-refundable upfront payments should be deferred and recognized as revenue when the performance obligation is satisfied. When a specific research and development program is put on hold, revenue recognition would continue to be deferred until research and development efforts resume or a decision is made to abandon the project. Since the related research and development projects were put on-hold, Cellectis did not recognize any revenue for the year ended December 31, 2019 on these projects, and deferred revenues and contract liabilities amounted to $19.7 million as of December 31, 2019.

Recognition of milestone payments is dependent upon the achievement of certain scientific, regulatory, or commercial milestones and whether it is highly probable that any revenue recognized will not be subsequently reversed. This requires consideration of whether the performance obligation is achieved and may be when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the co-contracting party has no right to require refund of payment. During the year ended December 31, 2019, the Company recognized $5.0 million of revenue based on one milestone achievement.

Auditing the Company’s determination of the separate performance obligations, of the transaction price (including variable consideration), and of the satisfaction of the performance obligations required a high degree of auditor judgment associated with the determination that the performance obligations have been satisfied or the milestones achieved.

How We Addressed the Matter in Our Audit

We obtained an understanding of and evaluated the design and tested the operating effectiveness of controls over the Company’s revenue recognition process related to collaboration agreements including the accounting for upfront, milestone payments; and licenses. For example, we tested controls over management’s assessment of its contractual arrangements including its determination of the separate performance obligations, its determination of the transaction price (including variable consideration), the allocation of the transaction price to the performance obligations and the determination of the satisfaction of the performance obligations.

To assess management’s conclusions regarding whether deferred revenue and milestone payments should be recognized as revenue during the year, our audit procedures included, among others, evaluating the appropriateness of the Company’s accounting policy for each type of arrangement by inspecting and analyzing collaboration and license agreements and the related amendments; reading and analyzing the minutes of the relevant research committees and inquiring of management regarding the status of the related research and development projects or, for milestones, inspecting and analyzing the notification from the customer of the occurrence of any trigger event, and assessing the disclosures in the related footnotes.

/s/ Ernst & Young et Autres

Ernst & Young et Autres has served as the Company’s auditor since 2012.

Paris-La Défense, March 4, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cellectis S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Cellectis S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2019 and 2018, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2019 and the related notes, and our report dated March 4, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young et Autres

Paris-La Défense, March 4, 2020

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2018	December 31, 2019*
ASSETS
Non-current assets
Intangible assets	5	1,268	1,108
Property, plant, and equipment	7	10,041	23,712
Right-of-use assets	6	—	45,612
Other non-current financial assets	8.2	1,891	5,517

Total non-current assets		13,199	75,949
Current assets
Inventories	9	275	2,897
Trade receivables	10.1	2,971	2,959
Subsidies receivables	10.2	17,173	9,140
Other current assets	10.3	15,333	15,617
Current financial assets	11.1	388	20,385
Cash and cash equivalents	11.2	451,501	340,522

Total current assets		487,641	391,520

TOTAL ASSETS		500,840	467,469

LIABILITIES
Shareholders’ equity
Share capital	15	2,765	2,767
Premiums related to the share capital	15	828,525	843,478
Currency translation adjustment		(16,668)	(22,641)
Retained deficit		(326,628)	(406,390)
Net income (loss)		(78,693)	(102,091)

Total shareholders’ equity - Group Share		409,301	315,123
Non-controlling interests		40,970	40,347

Total shareholders’ equity		450,272	355,470
Non-current liabilities
Non-current lease debts	12	1,018	46,540
Non-current provisions	18	2,681	2,855

Total non-current liabilities		3,699	49,395

Current liabilities
Current lease debts	12	333	1,067
Trade payables	12	15,883	29,264
Deferred revenues and contract liabilities	14	20,754	20,033
Current provisions	18	1,530	3,743
Other current liabilities	13	8,369	8,497

Total current liabilities		46,869	62,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		500,840	467,469

The accompanying notes form an integral part of these Consolidated Financial Statements

(*)

The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and a resulting significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Leases” from January 1, 2019 under the modified retrospective transition method). Prior periods have not been restated for the adoption.

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2017	2018	2019*
Revenues and other income
Revenues	3.1	25,188	12,731	15,190
Other income	3.1	8,528	8,701	7,800

Total revenues and other income		33,715	21,432	22,990

Operating expenses
Cost of revenue	3.2	(2,620)	(2,739)	(11,392)
Research and development expenses	3.2	(79,227)	(76,567)	(92,042)
Selling, general and administrative expenses	3.2	(44,750)	(47,248)	(43,017)
Other operating income (expenses)		232	31	(91)

Total operating expenses		(126,366)	(126,523)	(146,542)

Operating income (loss)		(92,650)	(105,091)	(123,552)

Financial income	3.3	7,262	20,572	11,971
Financial expenses	3.3	(18,294)	(3,813)	(3,631)

Financial gain (loss)		(11,032)	16,758	8,340

Income tax		—	—	—

Net income (loss)		(103,683)	(88,333)	(115,212)

Attributable to shareholders of Cellectis		(99,368)	(78,693)	(102,091)
Attributable to non-controlling interests		(4,315)	(9,640)	(13,121)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(2.78)	(1.93)	(2.41)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(2.78)	(1.93)	(2.41)

The accompanying notes form an integral part of these Consolidated Financial Statements

(*)

The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and a resulting significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Leases” from January 1, 2019 under the modified retrospective transition method). Prior periods have not been restated for the adoption.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2017	2018	2019
Net income (loss)	(103,683)	(88,333)	(115,212)

Actuarial gains and losses	(515)	70	(303)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(515)	70	(303)
Currency translation adjustment	23,512	(19,192)	(5,714)

Commodity derivative contracts			17

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	23,512	(19,192)	(5,697)

Total Comprehensive income (loss)	(80,686)	(107,455)	(121,212)
Attributable to shareholders of Cellectis	(75,963)	(97,125)	(108,356)
Attributable to non-controlling interests	(4,723)	(10,330)	(12,856)

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

$ in thousands

		For the year ended December 31,
	Notes	2017	2018	2019*
Cash flows from operating activities
Net loss for the period		(103,683)	(88,333)	(115,212)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		3,371	2,377	6,875
Net loss (income) on disposals		40	20	15
Net financial loss (gain)		11,032	(16,759)	(8,340)
Expenses related to share-based payments		50,418	37,218	26,880
Provisions		2,908	(468)	2,093
Other non cash items		2	—	85
Interest (paid) / received		1,371	6,905	6,808

Operating cash flows before change in working capital		(34,540)	(59,040)	(80,796)

Decrease (increase) in inventories		(109)	(37)	(2,627)
Decrease (increase) in trade receivables and other current assets		(549)	(3,696)	(2,674)
Decrease (increase) in subsidies receivables		305	(8,257)	7,359
(Decrease) increase in trade payables and other current liabilities		(335)	9,374	9,635
(Decrease) increase in deferred income		(17,099)	(6,480)	(39)

Change in working capital		(17,787)	(9,096)	11,654

Net cash flows provided by (used in) operating activities		(52,327)	(68,137)	(69,142)

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		7,164	1,262	414
Acquisition of intangible assets		(273)	(171)	(45)
Acquisition of property, plant and equipment		(2,383)	(4,715)	(12,913)
Net change in non-current financial assets		(125)	221	(3,636)
Sale (Acquisition) of current financial assets		(2,598)	39,025	(19,692)

Net cash flows provided by (used in) investing activities		1,784	35,623	(35,872)

Cash flows from financing activities
Increase in share capital net of transaction costs		2,930	186,382	—
Shares of Calyxt issued to / (purchased from) third parties		38,257	49,942	(469)
Decrease in borrowings		(41)	(127)	—
Payments on lease debts		—	—	(3,393)
Treasury shares		120	297	—

Net cash flows provided by (used in) financing activities		41,266	236,494	(3,862)

(Decrease) increase in cash and cash equivalents		(9,277)	203,981	(108,876)

Cash and cash equivalents at the beginning of the year		254,568	256,380	451,501
Effect of exchange rate changes on cash		11,089	(8,860)	(2,103)

Cash and cash equivalents at the end of the period	10	256,380	451,501	340,522

We present our consolidated statements of cash flows using the indirect method.

The accompanying notes form an integral part of these Consolidated Financial Statements

(*)

The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and a resulting significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Leases” from January 1, 2019 under the modified retrospective transition method). Prior periods have not been restated for the adoption.

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as restated (*)		35,335,060	2,332	568,185	(416)	(22,085)	(209,651)	(67,255)	271,109	1,876	272,984
Net Loss		—	—	—	—	—	—	(99,368)	(99,368)	(4,315)	(103,683)
Other comprehensive income (loss)		—	—	—	—	23,920	(515)	—	23,405	(408)	22,997

Total comprehensive income (loss)		—	—	—	—	23,920	(515)	(99,368)	(75,963)	(4,723)	(80,686)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Capital Increase	14.1	466,950	26	—	—	—	(26)	—	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	23,747	—	23,747	14,510	38,257
Treasury shares		—	—	—	120	—	—	—	120	—	120
Exercise of share warrants, employee warrants and stock options	14.1	158,052	9	2,921	—	—	—	—	2,930	—	2,930
Non-cash stock-based compensation expense	15	—	—	42,968	—	—	—	—	42,968	7,450	50,418
Other movements		—	—	(37)	—	—	(1)	—	(38)	—	(38)

As of December 31, 2017, as restated (*)		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986

As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986
Net Loss		—	—	—	—		—	(78,693)	(78,693)	(9,640)	(88,333)
Other comprehensive income (loss)		—	—	—	—	(18,502)	70	—	(18,432)	(690)	(19,122)

Total comprehensive income (loss)		—	—	—	—	(18,502)	70	(78,693)	(97,125)	(10,330)	(107,455)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Capital Increase	14.1	6,146,000	379	178,230	—	—	2	—	178,611	—	178,611
Transaction with subsidiaries (2)		—	—	—	—	—	26,454	—	26,454	23,488	49,942
Treasury shares		—	—	—	297	—	(58)	—	239	—	239
Exercise of share warrants, employee warrants and stock options	14.1	324,007	19	7,751	—	—	—	—	7,770	—	7,770
Non-cash stock-based compensation expense	15	—	—	28,507	—	—	—	—	28,507	8,711	37,218
Other movements		—	—	—	—	—	(28)	—	(28)	(12)	(40)

As of December 31, 2018		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272

As of January 1, 2019		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss		—	—	—	—	—	—	(102,091)	(102,091)	(13,121)	(115,212)
Other comprehensive income (loss)		—	—	—	—	(5,972)	(292)	—	(6,265)	265	(6,000)

Total comprehensive income (loss)		—	—	—	—	(5,972)	(292)	(102,091)	(108,356)	(12,856)	(121,212)
Allocation of prior period loss		—	—	—	—	—	(78,693)	78,693	—	—	—
Capital Increase	14.1	35,600	2	—	—	—	(2)	—	—	—	—
Transaction with subsidiaries (3)		—	—	—	—	—	(773)	—	(773)	304	(469)
Exercise of share warrants, employee warrants and stock options	14.1	—	—	—	—	—	—	—	—	—	—
Non-cash stock-based compensation expense	15	—	—	14,951	—	—	—	—	14,950	11,929	26,879
Other movements		—	—	2	—	—	(2)	—	—	—	—

As of December 31, 2019		42,465,669	2,767	843,478	—	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470

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

(3)	Corresponds to the impact of Calyxt stock options exercises during the period.
(*)	Reflects the application of IFRS15 with effect from January 1, 2018 using the full retrospective method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 2019

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to deliver plant-based solutions that are healthy and sustainable.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was incorporated on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2019 were approved by our Board of Directors on March 4, 2020.

Our Consolidated Financial Statements are presented in U.S. dollars. See Note 2.4.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union.

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

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2019 but had no significant impact on the Consolidated Financial Statements:

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

•	Amendment to IAS 28 “Long-term Interests in Associates and Joint Ventures” (applicable for periods beginning after January 1, 2019)

•	Amendment to IAS 19 “Plan Amendment, Curtailment or Settlement” (applicable for periods beginning after January 1, 2019)

•	Annual Improvements to IFRSs 2015–2017 Cycle (Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, applicable for periods beginning after January 1, 2019)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2020. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendments to References to the Conceptual Framework in IFRS Standards (Effective for the accounting periods as of January 1, 2020)

•	Amendment to IFRS 3 “Business Combinations” (Effective for the accounting periods as of January 1, 2020 and not yet adopted by the European Union)

•	Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” (Effective for the accounting periods as of January 1, 2020)

•

Amendements to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Recognition and Measurement” et IFRS 7 “Financial instruments: Disclosures” (Effective for the accounting periods as of January 1, 2020) - Interest Rate Benchmark Reform

•	IFRS 17 “Insurance Contracts” (applicable for periods beginning after January 1, 2021 and not yet adopted by the European Union)

2.2 IFRS16 application

Since January 1, 2019, Cellectis has applied the new standard IFRS 16 “Leases”.

Under this standard, a financial asset and a financial liability are recognized for Group leases that meet the standard’s criteria.

The financial statements for prior periods have not been restated in accordance with the transition options of IFRS 16 elected by the Group since Cellectis has applied the modified retrospective approach.

The Group uses the two capitalization exemptions provided by the standard:

•	lease contracts with a duration of less than 12 months; and

•	lease contracts for which the underlying asset has a low value, which has been defined by the Group to be below $5,000.

The Group has also applied the following practical expedients at the transition date:

•	exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	accounting for leases for which the lease term ends within 12 months of the date of initial application as short-term leases i.e. accounting for leases expenses in Profit and loss account; and

•

the carrying amount of the right-of-use asset and the lease liability at the date of initial application is the carrying amount of the lease asset and lease liability immediately before the date measured applying IAS 17.

The following discount rates have been applied:

•

building rental in Paris, France (discounting rate 2%), building rental in Roseville, Minnesota, USA and Raleigh, North Carolina, USA (discounting rate of 8%), building rental in New York, New York, USA (discounting rate of 4.4%), and equipment rental (discounting rate 1%).

The main changes introduced by IFRS 16 are the following:

Capitalization of the right-of-use assets for real-estate lease contracts:

Identified lease contracts mainly concern Cellectis’ Headquarters and R&D buildings in Paris, New York and Raleigh, North Carolina, USA and Calyxt’s Headquarters and its production and storage areas in Roseville, Minnesota, USA.

For purposes of IFRS 16, the lease term reflects the Group’s reasonable expectation of the period during which the underlying asset will be used.

The discount rate used to calculate the lease debt has been determined, for each portfolio of assets, according to the incremental borrowing rate at the transition date.

The sale and lease-back agreement entered into by Calyxt in the third quarter of 2017 has a defined lease term and was classified as an operating lease agreement under IAS 17. According to IFRS 16, this lease receives the standard accounting treatment for operating leases existing at the date of initial application and the value of the right-of-use asset is adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

Accounting for the other assets leases:

The main lease contracts identified correspond to office and laboratory equipment.

The cumulative effect of initially applying IFRS 16 has been recognized as an adjustment to the opening balance sheet at the date of initial application, January 1, 2019, as presented in the table below:

	January 1, 2019 as presented	IFRS 16 restatement	January 1, 2019 as restated
ASSETS
Non-current assets
Intangible assets	1,268		1,268
Property, plant, and equipment	10,041	(1,309)	8,732
Right-of-use assets	—	37,569	37,569
Other non-current financial assets	1,891		1,891

Total non-current assets	13,199	36,260	49,460
Current assets
Inventories	275		275
Trade receivables	2,971		2,971
Subsidies receivables	17,173		17,173
Other current assets	15,333	(2,139)	13,194
Current financial assets	388		388
Cash and cash equivalents	451,501		451,501

Total current assets	487,641	(2,139)	485,502

TOTAL ASSETS	500,840	34,121	534,961

LIABILITIES
Shareholders’ equity
Share capital	2,765		2,765
Premiums related to the share capital	828,525		828,525
Treasury share reserve	—		—
Currency translation adjustment	(16,668)		(16,668)
Retained earnings (deficit)	(326,628)		(326,628)
Net income (loss)	(78,693)		(78,693)

Total shareholders’ equity - Group Share	409,301		409,301
Non-controlling interests	40,970		40,970

Total shareholders’ equity	450,272		450,272
Non-current liabilities
Non-current lease debts	1,018	31,720	32,737
Non-current provisions	2,681	(639)	2,042

Total non-current liabilities	3,699	31,081	34,779

Current liabilities
Current lease debts	333	3,743	4,076
Trade payables	15,883		15,883
Deferred revenues and contract liabilities	20,754	(299)	20,454
Current provisions	1,530	(403)	1,127
Other current liabilities	8,369		8,369

Total current liabilities	46,869	3,041	49,910

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	500,840	34,121	534,961

The rental charges relating to these leases – i.e. $4.0 million for the year ended December 31, 2019 – are replaced with the recognition of an amortization expense of $4.6 million and a financial expense of $2.6 million. The rental charges relating to short-term and low-value leases remain classified as leases expenses and are considered not significant.

In the statement of cash flows,

•

rent paid on leases that meet the criteria of IFRS 16 are classified within financing activities as principal portion and interest payment on the lease debt, which was $3.4 million for the year ended December 31, 2019; and

•	short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability remain classified within operating activities.

The table below explains the differences between Operating lease commitments disclosed under IAS 17 as of December 31, 2018, discounted using the incremental borrowing rate at the date of initial application, and Lease liabilities recognized in the statement of financial position at the date of initial application.

Operating lease commitments disclosed under IAS 17 as of December 31, 2018 (in thousands):

Sale and lease-back agreement	$31,668
Facility lease agreements	$28,230
Total	$59,898

-Discounting impact & assumption changes	$(18,966)
-Facility lease termination	$(4,220)
-Other	$101

Total lease debt	$36,813

Use of judgment, estimates and assumptions:

The application of IFRS 16 “Leases” requires the Group to make assumptions and estimates in order to determine the value of the right-of-use assets and the lease debt, which mainly relates to the incremental borrowing rate for real estate and other lease contracts. The Group also exercises its judgement as to whether or not to qualify renewal options as reasonably certain.

2.3 Currency of the financial statements

The Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Currency Translation Adjustments” in the Consolidated Statements of Changes in Shareholders’ Equity.

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

Consolidated entities

For the year ended December 31, 2019, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc., which was incorporated on January 18, 2019, and Calyxt, Inc.

As of December 31, 2019, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 68.9% of Calyxt’s outstanding shares of common stock. As of December 31, 2018, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 69.5% of Calyxt’s outstanding shares of common stock.

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

Non-controlling interests

Non-controlling shareholders hold a 31.1% interest in Calyxt Inc. as of December 31, 2019 and a 30.5% interest in Calyxt Inc as of December 31, 2018. These non-controlling interests were generated during the initial public offering of Calyxt Inc and a follow-on offering as described above, as well as through vesting and exercises of equity awards.

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

Consolidated financial statements are then converted into dollars using the method described in Note 2.4.

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

The Group’s exposure to risks and uncertainties is disclosed in Note 8.3: Financial instruments risk management and policies.

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

•	Revenue recognition – Note 3.1

•	Share-based payments – Note 16

•	Provisions for risks and charges – Note 18

•	Right-of-use assets – Note 6

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Accounting policies

Collaboration agreements and licenses

Under IFRS 15, “Revenue from contracts with customers”, revenue is recognized when Cellectis satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and or/ services) to a customer, i.e. when the customer obtains control of these goods or services.

We have entered into certain research and development collaboration agreements that consist of the licensing of rights to technology, research and development programs, research and development cost reimbursements and royalties. We have analyzed the agreements to identify the separate performance obligations.

These collaboration agreements may generate cash flows through non-refundable upfront payments related to the licensing of rights to technology and research and development programs, milestone payments research and development cost reimbursements and royalties. Licensing of rights to technology pursuant to non-cancelable, non-refundable fixed and upfront fee arrangements are recognized when such technology is delivered to the co-contracting party and our exclusive rights to access the technology have stopped.

Up-front payments for research and development programs are deferred as a contract liability and recognized when the performance obligation is satisfied, as the customer receives the benefits of the services. When a specific research and development program is put on hold, as agreed by our customer as part of a joint executive committee decision, the revenue recognition continues to be deferred until research and development efforts resume. If the joint decision is to abandon the project, deferred revenue is fully recognized.

Research and development costs reimbursements are recognized on a time and material basis over the length of the specific research and development project.

Milestone payments represent variable consideration, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. Such payments are considered variable consideration. We recognize milestone payments when it is highly probable that any revenue recognized will not be subsequently reversed. This includes consideration of whether the performance obligation is achieved and may be when the triggering event has occurred, depending on the nature of the triggering event, there are no further contingencies or services to be provided with respect to that event, and the co-contracting party has no right to require refund of payment. The triggering event may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

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

In addition, we license our technology to other third parties and revenues are recognized ratably over the period of the license agreements.

Sales of products and services

Revenues on sales of products are recognized once the control over the delivered products is transferred to the customer. Sales include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns, unsalable product and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return.

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

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
From France	24,680	12,495	7,896
From USA	508	236	7,294

Revenues	25,188	12,731	15,190

Research tax credit	8,327	8,561	7,800
Subsidies and other	201	140	—

Other income	8,528	8,701	7,800

Total revenues and other income	33,715	21,432	22,990

For the years ended December 31, 2019, 2018 and 2017, the revenue from France was generated by Cellectis S.A.

For the years ended December 31, 2019, 2018 and 2017, the revenue from USA was generated by Calyxt, Inc.

Revenues by nature

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
Recognition of previously deferred upfront payments	14,875	7,114	—
Other revenues	7,945	3,383	6,055

Collaboration agreements	22,821	10,497	6,055

Licenses	2,270	2,142	1,762
Products & services	97	92	7,373

Total revenues	25,188	12,731	15,190

Revenues are primarily generated by therapeutics activities, which are mainly attributable to our entering into two major collaboration agreements signed with Pfizer Inc. and Les Laboratoires Servier during 2014. Effective as of April 2018, Pfizer sold certain assets to which the Research Collaboration and License Agreement relates to Allogene Therapeutics, Inc. (“Allogene”) (the “Asset Contribution Agreement”). As part of this Asset Contribution Agreement, Pfizer assigned the Research Collaboration and License Agreement to Allogene, and on March 7, 2019, we and Allogene agreed to terminate the Research Collaboration and License Agreement and entered into a new license agreement (the “Allogene License Agreement”) to reflect the relationship between us and Allogene following the asset contribution. In 2017 and 2018, revenue previously deferred was recognized upon satisfaction of performance obligations.

In 2017 and 2018, other revenues primarily consisted of research and development cost reimbursement. In addition to the cost reimbursement, for the year ended December 31, 2019, other revenues also include the recognition of a $5.0 million milestone which is associated with the initiation of the study of ALLO-715 in 2019.

For the years ended December 31, 2019, 2018 and 2017 revenues related to licenses includes royalties received under our various license agreements.

For the year ended December 31, 2019, products and services revenues mainly include the revenues of plants activities which in 2019 are primarily attributable to the commercialization of Calyxt’s high oleic soybean meal for $5.6 million and high oleic soybean oil for $1.7 million.

Entity-wide disclosures:

In 2019, two clients represent more than 10% of the total revenue: Client A with 36% and Client B with 28%.

In 2018, two clients represent more than 10% of the total revenue: Client A with 55% and Client B with 21%.

In 2017, two clients represent more than 10% of the total revenue: Client A with 11% and Client B with 69%.

3.2 Operating expenses

Accounting policies

Prior to 2019, cost of goods sold represented immaterial costs associated with Calyxt’s out-licensing activities. Costs Calyxt incurred associated with the purchasing, storing transporting and processing grain, net of proceeds of seed sales (Grain Costs), were expensed to R&D. Beginning in the first quarter of 2019, Calyxt began to capitalize all grain and seed costs into inventory. Grain and risk management costs, net of the benefit from Calyxt’s seed activity, are capitalized to inventory and relieved to cost of goods sold as the high oleic soybean oil and soybean meal is sold. Any valuation adjustments to inventory are recognized as incurred. Cost of goods sold also includes crush and refining losses that are expensed as incurred since they do not add to the value of the finished products.

Royalty expenses correspond to costs from license agreements that we entered into to obtain access to technology that we use in our product development efforts. Depending on the contractual provisions, expenses are based either on a percentage of revenue generated by using the patents based on fixed annual royalties or conditioned by milestones.

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

Details of operating expenses by nature

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
Cost of revenue
Cost of good sold	—	—	(9,280)
Royalty expenses	(2,620)	(2,739)	(2,112)
Cost of revenue	(2,620)	(2,739)	(11,392)

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
Research and development expenses
Wages and salaries	(12,986)	(16,452)	(21,294)
Social charges on free shares and stock option grants	(1,088)	(99)	(1,357)
Non-cash stock based compensation expense	(23,832)	(18,057)	(12,260)

Personnel expenses	(37,906)	(34,608)	(34,911)

Purchases and external expenses	(38,458)	(40,458)	(49,251)
Other	(2,863)	(1,501)	(7,880)

Total research and development expenses	(79,227)	(76,567)	(92,042)

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(7,019)	(11,373)	(12,822)
Social charges on free shares and stock option grants	(881)	(29)	(491)
Non-cash stock based compensation expense	(26,586)	(19,161)	(14,621)

Personnel expenses	(34,486)	(30,563)	(27,934)

Purchases and external expenses	(9,138)	(14,251)	(11,431)
Other	(1,126)	(2,433)	(3,652)

Total selling, general and administrative expenses	(44,750)	(47,248)	(43,017)

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
Personnel expenses
Wages and salaries	(20,005)	(27,825)	(34,116)
Social charges on free shares and stock option grants	(1,969)	(128)	(1,848)
Non-cash stock based compensation expense	(50,418)	(37,218)	(26,881)

Total personnel expenses	(72,392)	(65,171)	(62,845)

3.3 Financial income and expenses

Accounting policies

Financial income and financial expense include, in particular, the following:

•	Interest income from savings accounts and fixed term bank deposits;

•	Interest expense from leases;

•	Foreign exchange gain (loss) from transactions in foreign currencies; and

•	Other financial income and expenses, mainly derived from fair value adjustments related to our financial assets and derivative instruments.

Details of financial income and expenses

	For the year ended December 31,
	2017	2018	2019
Interest income	1,974	6,787	6,985
Foreign exchange gain	1,185	13,597	4,481
Other financial revenues	4,102	188	505

Total financial revenues	7,262	20,572	11,971

Interest expenses	—	(39)	(3)
Interest expenses for leases	(4)	(7)	(2,603)
Foreign exchange loss	(17,734)	(3,090)	(671)
Other financial expenses	(556)	(677)	(354)

Total financial expenses	(18,294)	(3,813)	(3,631)

Total	(11,032)	16,758	8,340

The decrease in financial income and expenses between 2018 and 2019 of $8.4 million was mainly attributable to the decrease in net foreign exchange gain ($6.7 million), and the increase in interest expenses related to IFRS 16 application ($2.6 million), partly offset by the increase of foreign exchange derivatives fair value adjustment ($0.6 million), included in other financial revenues and expenses and the increase in net interest income ($0.2 million) and other immaterial variances for $0.1 million.

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

Tax proof

	For the year ended December 31,
	2017	2018	2019
	$ in thousands
Income (loss) before taxes from continuing operations	(103,683)	(88,333)	(115,212)
Theoretical group tax rate	34.43%	23.66%	25.35%

Theoretical tax benefit (expense)	35,698	20,901	29,208

Increase/decrease in tax benefit arising from:
Permanent differences	293	832	(1,131)
Research tax credit	2,926	2,079	2,786
Share-based compensation & other IFRS adjustments	(8,297)	(8,065)	(7,828)
Non recognition of deferred tax assets related to tax losses and temporary differences	(30,713)	(15,652)	(23,079)
Other differences	92	(95)	43

Effective tax expense	—	—	—

Effective tax rate	0.00%	0.00%	0.00%

Deferred tax assets and liabilities

	As of December 31,
	2017	2018	2019
	$ in thousands
Credits and net operating loss carryforwards	51,640	65,555	102,112
Pension commitments	548	569	714
Leases	(12)	(4)	47
Impairment of assets	10	10	1
Revenue recognition	—	200	197
Other	604	491	284
Total unrecognized deferred tax assets, net	(52,790)	(66,823)	(103,354)

We have cumulative tax loss carryforwards for the French entity of the Group totaling $246 million as of December 31, 2019, $186 million as of December 31, 2018 and $144 million as of December 31, 2017. Such carryforwards can be offset against future taxable profit within a limit of $1.0 million per year, plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $162 million as of December 31, 2019, $86 million as of December 31, 2018 and $62 million as of December 31, 2017. Calyxt’s carryforward periods are as follows: $64.0 million do not expire; zero expire in 2019 and 2020; and $41.9 million expire in 2032 and beyond.

3.5 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer (through July 24, 2019);

•	The Executive Vice President Technical Operation (beginning July 22, 2019);

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality (beginning July 22, 2019);

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The VP Corporate Development (beginning November, 2019); and

•	The Chief Regulatory & Compliance Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on the development of products focused on delivering plant-based solutions that are helathy and sustainable. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. As of December 31, 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Cost of revenue and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

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

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment

	For the year ended December 31, 2017			For the year ended December 31, 2018			For the year ended December 31, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	508	24,680	25,188	236	12,495	12,731	7,294	7,896	15,190
External other income	239	8,290	8,528	178	8,523	8,701	—	7,800	7,800

External revenues and other income	747	32,969	33,715	414	21,018	21,432	7,294	15,696	22,990

Cost of revenue	(390)	(2,230)	(2,620)	(595)	(2,144)	(2,739)	(9,275)	(2,117)	(11,392)
Research and development expenses	(6,057)	(73,170)	(79,227)	(8,638)	(67,929)	(76,567)	(12,390)	(79,652)	(92,042)
Selling, general and administrative expenses	(13,143)	(31,607)	(44,750)	(21,067)	(26,180)	(47,248)	(26,090)	(16,927)	(43,017)
Other operating income and expenses	6	225	232	(50)	81	31	25	(116)	(91)

Total operating expenses	(19,584)	(106,782)	(126,366)	(30,351)	(96,172)	(126,523)	(47,730)	(98,812)	(146,542)

Operating income (loss) before tax	(18,837)	(73,813)	(92,650)	(29,937)	(75,154)	(105,091)	(40,436)	(83,116)	(123,552)

Financial gain (loss)	—	(11,032)	(11,032)	1,420	15,339	16,758	294	8,045	8,340

Net income (loss)	(18,837)	(84,846)	(103,683)	(28,517)	(59,816)	(88,333)	(40,142)	(75,071)	(115,212)

Non controlling interests	4,315	—	4,315	9,640	—	9,640	13,121	—	13,121

Net income (loss) attributable to shareholders of Cellectis	(14,522)	(84,846)	(99,368)	(18,877)	(59,816)	(78,693)	(27,021)	(75,071)	(102,091)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	967	22,623	23,590	838	16,852	17,689	1,619	10,010	11,629
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	4,990	20,345	25,335	5,218	11,655	16,873	6,673	4,940	11,613

Adjustment of share-based compensation attributable to shareholders of Cellectis	5,957	42,968	48,925	6,056	28,507	34,563	8,292	14,950	23,242

Adjusted net income (loss) attributable to shareholders of Cellectis	(8,565)	(41,877)	(50,442)	(12,821)	(31,309)	(44,130)	(18,729)	(60,121)	(78,849)

Depreciation and amortization	(551)	(2,820)	(3,371)	(637)	(1,740)	(2,377)	(1,233)	(5,642)	(6,875)
Additions to tangible and intangible assets	792	1,849	2,642	1,871	3,040	4,911	2,998	14,668	17,666
Impairment of tangible assets	—	(798)	(798)	—	—	—	—	—	—

Note 4. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the years ended December 31, 2018 or 2019. In 2017, as we had the willingness to discontinue the lease of the facility in Montvale, New Jersey (USA), we recorded a $0.8 million tangible assets impairment.

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

The estimated useful lives are as follows:

•	Software: from 1 year to 3 years;

•	Patents: amortized from acquisition until legal protection expires, maximum of 20 years.

Details of intangible assets

$ in thousands	Software and Patents	Assets under construction	Total
Net book value as of January 1, 2017	924	419	1,343

Change in scope	—	—	—
Additions to intangible assets	6	135	141
Depreciation expense	(231)	—	(231)
Translation adjustments	112	66	178

Net book value as of December 31, 2017	811	619	1,431

Gross value at end of period	2,571	517	3,190
Accumulated depreciation and impairment at end of period	(1,759)	—	(1,759)
Net book value as of January 1, 2018	811	619	1,431

Change in scope	—	—	—
Additions to intangible assets	14	103	117
Disposal of intangible assets	(7)	—	(7)
Reclassification	6	—	6
Depreciation expense	(217)	—	(217)
Translation adjustments	(30)	(31)	(61)

Net book value as of December 31, 2018	577	691	1,268

Gross value at end of period	2,454	691	3,146
Accumulated depreciation and impairment at end of period	(1,878)	—	(1,878)
Net book value as of January 1, 2019	577	691	1,268

Change in scope	—	—	—
Additions to intangible assets	84	(2)	82
Disposal of intangible assets	(50)	—	(50)
Reclassification	6	—	6
Depreciation expense	(174)	—	(174)
Translation adjustments	(12)	(12)	(24)

Net book value as of December 31, 2019	431	677	1,108

Gross value at end of period	2,448	677	3,125
Accumulated depreciation and impairment at end of period	(2,017)	—	(2,017)

Intangible assets mainly consist of electroporation technology patents acquired in 2011. The 2017, 2018 and 2019 additions in intangible assets under construction corresponds to the internal development of existing technology.

Note 6 Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	an asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	a liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees,

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term reflects the Group’s reasonable expectation of the period during which the underlying asset will be used.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the contract date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses.

Details of Right-of-use assets

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the balance sheet.

For the leaseback on Calyxt Headquarters, according to IFRS 16, the value of the right-of-use asset has been adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2019 as restated	36,061	1,508	37,569

Additions	11,357	1,516	12,873
Depreciation expense	(4,058)	(520)	(4,578)
Translation adjustments	(248)	(4)	(252)

Net book value as of December 31, 2019	43,112	2,500	45,612

Gross value at end of period	47,175	3,153	50,328
Accumulated depreciation at end of period	(4,063)	(653)	(4,716)

Note 7. Property, plant and equipment

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

Before IFRS 16 adoption as of January 1, 2019, payments made under operating leases were expensed on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

If, according to the terms of a lease, it appeared that substantially all the risks and rewards incidental to ownership were transferred from the lessor to the lessee, the associated leased assets were initially recognized as an asset at the lower of their fair value and the present value of the minimum lease payments and subsequently depreciated or impaired, as necessary. The associated financial obligations were reported in the line item “non-current financial debt” and “current financial debt.”

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2017	12,436	2,858	707	898	16,900

Additions to tangible assets	718	701	203	878	2,501
Disposal of tangible assets	(9,243)	(103)	2	(109)	(9,453)
Reclassification	14	47	18	(79)	—
Depreciation expense	(972)	(1,126)	(245)	(798)	(3,140)
Translation adjustments	206	127	68	18	418

Net book value as of December 31, 2017	3,159	2,505	753	809	7,226

Gross value at end of period	6,936	12,114	1,447	1,606	22,103
Accumulated depreciation and impairment at end of period	(3,777)	(9,609)	(693)	(798)	(14,877)

Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	879	1,622	1,820	1,942	6,263
Disposal of tangible assets	—	(49)	(690)	(426)	(1,164)
Reclassification	39	216	793	(1,053)	(6)
Depreciation expense	(758)	(854)	(478)	—	(2,091)
Translation adjustments	(90)	(46)	(27)	(25)	(188)

Net book value as of December 31, 2018	3,229	3,393	2,172	1,247	10,041

Gross value at end of period	7,604	13,297	3,215	2,045	26,160
Accumulated depreciation and impairment at end of period	(4,375)	(9,903)	(1,043)	(798)	(16,119)

Net book value as of January 1, 2019 as restated*	3,229	2,084	2,172	1,247	8,732

Additions to tangible assets	318	374	329	16,563	17,584
Disposal of tangible assets	—	(10)	(1)	(419)	(430)
Reclassification	15	1,974	630	(2,624)	(5)
Depreciation expense	(192)	(1,247)	(684)	—	(2,123)
Translation adjustments	(40)	(15)	(11)	20	(46)

Net book value as of December 31, 2019	3,330	3,160	2,435	14,787	23,712

Gross value at end of period	7,833	13,962	4,149	15,585	41,529
Accumulated depreciation and impairment at end of period	(4,503)	(10,802)	(1,714)	(798)	(17,817)

*	See note 2.2 on IFRS16 application

No assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment.

In 2017, Calyxt entered into a transaction whereby it sold a certain land and building (with a total net book value of $9.2 million), which was considered a sale under applicable accounting guidance and then entered into an operating lease for this property. The sale and lease-back agreement has a defined lease term and was classified as an operating lease agreement under IAS 17. According to IFRS 16, this lease receives the standard accounting treatment for operating leases existing at the date of initial application and the value of the right-of-use asset is adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

For the year ended December 31, 2019, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.3 million and other equipment for $0.7 million.

Assets under construction as of December 31, 2019 primarily relates to Cellectis’ new raw materials manufacturing facility in Paris ($4.9 million), a new commercial manufacturing facility in Raleigh, North Carolina ($8.8 million), and the balance relates to capital expenditure in the Plants Segment.

Note 8. Financial assets and liabilities

8.1 Accounting principles

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

Current financial assets correspond to investments and are recorded at fair value through profit and loss, which is the nominal value of the investment adjusted with the daily mark-to-market value and also restricted cash.

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

8.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value
2018	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	1,891	1,891	1,891
Trade receivables	—	2,971	2,971	2,971
Subsidies receivables	—	17,173	17,173	17,173
Current financial assets	7	381	388	388
Cash and cash equivalents	451,501	—	451,501	451,501

Total financial assets	451,508	22,416	473,924	473,924

Financial liabilities
Non-current financial liabilities	—	1,018	1,018	1,018
Current financial liabilities	—	333	333	333
Trade payables	—	15,883	15,883	15,883
Other current liabilities	—	8,369	8,369	8,369

Total financial liabilities	—	25,603	25,603	25,603

	Accounting category		Book value on the statement of financial position	Fair Value
2019	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	5,517	5,517	5,517
Trade receivables	—	2,959	2,959	2,959
Subsidies receivables	—	9,140	9,140	9,140
Current financial assets	—	20,385	20,385	20,385
Cash and cash equivalents	340,522	—	340,522	340,522

Total financial assets	340,522	38,001	378,523	378,523

Financial liabilities
Non-current financial liabilities	—	46,540	46,540	46,540
Current financial liabilities	—	1,067	1,067	1,067
Trade payables	—	29,264	29,264	29,264
Other current liabilities	—	8,497	8,497	8,497

Total financial liabilities	—	85,368	85,368	85,368

8.3. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign exchange risk

A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (primarily our agreement with Allogene Therapeutics, Inc.).

As of December 31, 2018, 66% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2019, 63% of our cash and cash equivalents were denominated in US dollars.

Cellectis hedging policy is not affected by the application of IFRS 9.

As of December 31, 2018 and 2019, we did not hold derivative financial instruments to hedge foreign currency exchange risks.

Liquidity risk

Our financial debt consists of lease debts for $47.6 million as of December 31, 2019.

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2019, we held $340.5 million in cash and cash equivalents.

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

Note 9. Inventories

Accounting policy

Inventories are measured at the lower of cost and net realizable value. Cost is determined using the first in first out cost method. They include all costs of seed production and grain Calyxt purchases as well as costs to store, transport and process the grain into finished products. Consideration Calyxt receives from growers when they purchase seed is recorded as a reduction of inventory. Calyxt evaluates inventory balances for obsolescence on a regular basis using projected selling prices for our products, market prices for the underlying agricultural markets, the age of products and other factors that take into consideration our limited operating history. Prior to the commercialization of Calyxt’s high oleic soybean oil and soybean meal in the three months ended March 31, 2019, all Grain Costs were expensed as R&D.

Description of inventories

As of December 31, 2019, inventories amounted to $2.9 million, $2.6 million of which related to Calyxt’s grain and seed costs, and $0.3 million to raw materials and laboratory consumables (representing pharmaceutical and chemical products).

As of December 31, 2018, inventories consisted of $0.3 million of raw materials and laboratory consumables (representing pharmaceutical and chemical products).

No provision for impairment has been recorded as of December 31, 2019 and 2018.

Note 10. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 8.1.

10.1 Trade receivables

	As of December 31,	As of December 31,
	2018	2019
	$ in thousands
Trade receivables	3,353	3,513
Valuation allowance	(382)	(554)

Total net value of trade receivables	2,971	2,959

All trade receivables have payment terms of less than one year. The trade receivables are mainly due to collaboration contracts and to the commercialization of Calyxt’s high oleic soybean products.

10.2 Subsidies receivables

	As of December 31,	As of December 31,
	2018	2019
	$ in thousands
Research tax credit	16,842	9,140
Other subsidies	1,598	—
Valuation allowance for other subsidies	(1,266)	—

Total subsidies receivables	17,173	9,140

Research tax credit receivables as of December 31, 2019 mainly include the accrual for a French research tax credit related to 2019 for $7.9 million. The remaining amount mainly relates to refundable tax credits in the United States. In December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of December 31, 2019. During the last quarter of 2019, we received payments of $7.4 million and $7.3 million related to 2017 and 2018 tax credit receivables. The valuation allowance for other subsidies was fully reversed in 2019 as a loss was incurred.

Research tax credit receivables as of December 31, 2018 include the accrual for a French research tax credit related to 2017 for $8.0 million and to 2018 for $7.8 million and the remaining amount mainly relates to refundable tax credits in the United States. The valuation allowance for other subsidies corresponds mainly to a grant, which was fully reserved in 2014.

10.3 Other current assets

	As of December 31,	As of December 31,
	2018	2019
	$ in thousands
VAT receivables	1,679	3,044
Prepaid expenses and other prepayments	10,985	11,829
Tax and social receivables	244	150
Deferred expenses and other current assets	2,425	594

Total other current assets	15,333	15,617

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the years ended December 31, 2019, and December 31, 2018, we prepaid certain manufacturing costs related to our product candidates UCART123, UCARTCS1 and UCART22 of which the delivery of products or services is expected in the coming months.

As of December 31, 2018, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt and (ii) other current assets for $0.3 million. As of January 1, 2019, the $2.1 million deferred expense mentioned above has been reclassified in “Right-of-use assets” following the IFRS16 application. As of December 31, 2019, deferred expenses and other current assets mainly relates to commission fees with respect to a letter of credit relating to our IMPACT facility, a Calyxt broker receivable and certain down payments to suppliers.

As of December 31, 2018, tax and social receivables include $0.2 million of social charges on personnel expenses. As of December 31, 2019, tax and social receivables relate mainly to social charges on personnel expenses and tax reimbursement.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2018	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	388	—	388
Cash and cash equivalents	451,501	—	451,501

Current financial assets and cash and cash equivalents	451,889	—	451,889

As of December 31, 2019	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	20,385	—	20,385
Cash and cash equivalents	340,522	—	340,522

Current financial assets and cash and cash equivalents	360,907	—	360,907

11.1 Current financial assets

Accounting policies

Current financial assets include current restricted cash and other current financial assets.

As of December 31, 2019, restricted cash consists of:

i.	deposit to secure commitment to supplier regarding the manufacturing facility construction for $20 million classified as short-term restricted cash,

ii.	deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

As of December 31, 2018, restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

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

11.2 Cash and cash equivalents

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2018	2019
	$ in thousands
Cash and bank accounts	398,178	270,630
Money market funds	13,248	13,722
Fixed bank deposits	40,075	56,170

Total cash and cash equivalents	451,501	340,522

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 12. Financial liabilities

12.1 Detail of financial liabilities

	As of December 31,	As of December 31,
	2018	2019
	$ in thousands
Lease debts / Finance lease	1,018	46,540

Total non-current financial liabilities	1,018	46,540

Lease debts / Finance lease	333	1,067

Total current financial liabilities	333	1,067

Trade payables	15,883	29,264
Other current liabilities	8,369	8,497

Total Financial liabilities	25,603	85,368

Certain finance leases were recorded under IAS 17. IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right-of-use and lease liability on the balance sheet, which explains the increase in lease debts as of December 31, 2019.

12.2 Due dates of the financial liabilities

Balance as of December 31, 2019	Discounted amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	47,607	1,067	46,540	—

Financial liabilities	47,607	1,067	46,540	—

Trade payables	29,264	29,264	—	—
Other current liabilities	8,497	8,497	—

Total financial liabilities	85,368	38,828	46,540	—

Note 13. Other current liabilities

	As of December 31,	As of December 31,
	2018	2019
	$ in thousands
VAT Payables	291	130
Accruals for personnel related expenses	7,041	7,295
Other	1,037	1,072

Total	8,369	8,497

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The increase in accruals for personnel related expenses between December 31, 2018 and December 31, 2019, is mainly driven by higher accrual for annual bonuses due to the increase of headcount recruited both in the United States and in France.

As of December 31, 2019 “Other” mainly include payables to fixed asset suppliers for $0.6 million, Board of Directors attendance fees for $0.3 million liabilities and other tax liabilities for $0.2 million.

As of December 31, 2018 “Other” mainly include Board of Directors attendance fees for $0.3 million liabilities and subsidies liabilities for $0.3 million.

Note 14. Deferred revenues and contract liabilities

Details of deferred revenues and deferred income

	As of December 31, 2018	As of December 31, 2019
	$ in thousands
Deferred revenues and contract liabilities	20,454	20,033
Others	299	—

Total Deferred revenue and contract liabilities	20,754	20,033

Deferred revenues

The deferred revenues and contract liabilities correspond mainly to upfront payments for the collaboration agreements with Les Laboratoires Servier and Institut de Recherche Servier (together “Servier”). At December 31, 2019, certain development programs were put on hold.

Note 15. Capital

15.1 Share capital issued

Accounting policy

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

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2017	2,332	568,185	35,335,060	0.05
Capital Increase	26	—	466,950	—
Exercise of share warrants, employee warrants and stock options	9	2,921	158,052	—
Non-cash stock based compensation expense	—	42,968	—	—
Other movements	—	(37)	—	—

Balance as of December 31, 2017	2,367	614,037	35,960,062	0.05

Capital Increase	379	178,230	6,146,000	—
Exercise of share warrants, employee warrants and stock options	19	7,751	324,007	—
Non-cash stock based compensation expense	—	28,507	—	—

Balance as of December 31, 2018	2,765	828,525	42,430,069	0.05

Capital Increase	2	—	35,600	—
Exercise of share warrants, employee warrants and stock options	—	—	—	—
Non-cash stock based compensation expense	—	14,951	—	—
Other movements	—	2	—

Balance as of December 31, 2019	2,767	843,478	42,465,669	0.05

Capital evolution in 2019

•	During the full year ended December 31, 2019, 35,600 free shares were converted to 35,600 ordinary shares.

Capital evolution in 2018

•

During the full year ended December 31, 2018, 6,146,000 ordinary shares were issued upon the closing of a follow-on offering for net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $178,611,687; 1,939 ordinary shares were issued upon the exercise of 1,867 employee warrants (“bons de souscription de parts de créateurs”) for total proceeds of $14,112; 322,068 ordinary shares were issued upon the exercise of 322,068 stock options for total proceeds of $7,525,542 and 160,000 non-employees warrants (“bons de souscription d’actions”) were subscribed for total proceeds of $230,629.

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

Voting rights:

After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2019, we had 42,465,669 ordinary shares outstanding of which 4,389,581 had a double voting right.

•	At December 31, 2018, we had 42,430,069 ordinary shares outstanding of which 5,016,911 had a double voting right.

•	At December 31, 2017, we had 35,960,062 ordinary shares outstanding of which 5,155,335 had a double voting right

Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

15.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Date	Type	Number of warrants/shares oustanding as of 01/01/2019	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares oustanding as of 12/31/2019	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2019	Strike price per share in euros
07/27/2010	BSPCE E	19,702	—	—	—	19,702	20,464	19,702	7.97
05/18/2015	Free shares	15,600	—	15,600	—	—	—	—	—
03/24/2015	Stock Options	1,730,646	—	—	117,652	1,612,994	1,612,994	1,612,994	38.45
03/27/2015	BSA	130,000	—	—	—	130,000	130,000	130,000	38.45
05/18/2015	BSA	50,000	—	—	—	50,000	50,000	50,000	29.58
09/08/2015	BSA	224,200	—	—	—	224,200	224,200	224,200	28.01
09/08/2015	Stock Options	1,770,000	—	—	146,800	1,623,200	1,623,200	1,623,200	27.55
03/14/2016	BSA	147,025	—	—		147,025	147,025	147,025	27.37
03/14/2016	Stock Options	1,785,271	—	—	132,676	1,652,595	1,652,595	1,549,308	22.44
10/28/2016	BSA	148,000	—	—		148,000	148,000	148,000	18.68
10/28/2016	Stock Options	2,369,689	—	—	190,796	2,178,893	2,178,893	1,634,170	17.90
10/11/2017	BSA	200,000	—	—	—	200,000	200,000	133,333	24.34
10/11/2017	Stock Options	1,182,500	—	—	222,500	960,000	960,000	480,000	22.57
10/08/2018	Free shares	43,000	—	20,000	20,000	3,000	3,000	—	—
10/08/2018	Stock Options	100,000	—	—	50,000	50,000	50,000	12,500	24.80
12/17/2018	Free shares	13,000	—	—	—	13,000	13,000	—	—
12/17/2018	Stock Options	40,000	—	—	—	40,000	40,000	10,000	18.37
07/03/2019	Free shares	—	3,500	—	1,000	2,500	2,500	—	—
07/03/2019	Stock Options	—	3,000	—	3,000	—	—	—	15.69
04/24/2019	Stock Options	—	1,562,800	—	93,100	1,469,700	1,469,700	—	18.25
04/24/2019	Free shares	—	6,500	—	—	6,500	6,500	—	—
07/16/2019	Free shares	—	9,000	—	5,000	4,000	4,000	—	—
11/06/2019	Stock Options	—	55,000	—	—	55,000	55,000	—	11.06
11/06/2019	Free shares	—	21,500	—	—	21,500	21,500	—	—
11/18/2019	Stock Options	—	30,000	—	—	30,000	30,000	—	12.33
11/18/2019	Free shares	—	16,500	—	—	16,500	16,500	—	—
	Total	9,968,633	1,707,800	35,600	982,524	10,658,309	10,659,071	7,774,432

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

•

In 2019, our subsidiary Calyxt Inc. granted stock options, restricted stock unit and performance stock unit in Calyxt Inc. representing as of December 31, 2019 a 6.1% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2019 amounted to $4.4 million (see Note 16).

•

In 2018, our subsidiary Calyxt Inc. granted stock options and restricted stock unit in Calyxt Inc. representing as of December 31, 2018 a 3.1% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2018 amounted to $3.3 million (see Note 16).

•

In June 2017, our subsidiary Calyxt Inc. granted stock options and restricted stock unit in Calyxt Inc. representing as of December 31, 2017 a 9.8% interest of that subsidiary if fully exercised to a group of its employees, directors and executive officers. The compensation expense for 2017 amounted to $5.2 million (see Note 16);

15.3 Non-controlling interests

On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8,050,000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. On May 22, 2018, Calyxt Inc completed a follow-on offering of its common stock. Calyxt Inc sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share. In the aggregate, Calyxt Inc received net proceeds of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million. As of December 31, 2019, non-controlling interests represent 31.1% of Calyxt shares.

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (“NCI”):

	CALYXT
	2018	2019
	$ in thousands
Revenue	236	7,294
Net Profit (Loss)	(28,517)	(40,142)

Net Profit (Loss) attributable to NCI	(9,640)	(13,121)

Other comprehensive income	(5,373)	(1,237)
Total comprehensive income	(33,891)	(41,378)

Total comprehensive income attributable to NCI	(10,330)	(12,856)

Current assets	97,735	63,528
Non-current assets	4,539	22,518
Current liabilities	5,460	6,642
Non-current liabilities	826	15,121

Net assets	95,987	64,283

Net assets attributable to NCI	29,257	19,973

15.4 Treasury shares

In 2008, Cellectis executed a liquidity contract with Natixis Securities (“Natixis”). This contract entitles Natixis to transact on Euronext, on our behalf, in order to enhance the liquidity of transactions and regularity of quotation of our ordinary shares, in an independent way, without hindering the functioning of the market or misleading investors.

The initial advance payment made to Natixis for the purpose of making transactions under this contract was $0.4 million. As of December 31, 2017, $0.3 million are classified in treasury shares and the balance is presented in the line item “Other non-current financial assets” in the statements of consolidated financial position.

In 2018, we terminated our liquidity contract with Natixis.

Note 16. Share-based payments

16.1 Detail of Cellectis equity awards

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

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2017	2018	2019

Weighted-Average fair values of stock options granted	14.30€	8.84€	10.19€
Assumptions:
Risk-free interest rate	0.03%	0.13% - 0.21%	-0.38% - 0.09%
Share entitlement per options	1	1	1
Exercise price	22.57€	18.37€ - 24.80€	11.06€ - 18.25€
Grant date share fair value	24.01€	16€ - 17.78€	11.32€ - 17.80€
Expected volatility	65.6%	63.3% - 63.4%	60.0% - 66.6%
Expected term (in years)	6.12	6.25	5.78 - 6.25
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31,2017	3,822,772	28.02 €	9,332,604	25.17 €	8.3y
Granted			140,000	22.96 €
Exercised			(319,568)	19.72 €
Forfeited or Expired			(174,930)	23.68 €
Balance as of December 31,2018	5,644,044	27.47 €	8,978,106	25.36 €	7.3y
Granted			1,650,800	17.90 €
Exercised			—	—
Forfeited or Expired			(956,524)	24.01 €
Balance as of December 31,2019	6,922,172	26.30 €	9,672,382	24.22 €	6.8y

Share-based compensation expense related to stock option awards was $13.4 million in 2019, $26.0 million in 2018, and $36.8 million in 2017.

Warrants

The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017
Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€

Grant date share fair value	16.42€ - 22.48€	24.95€

Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6.00	6.00
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2017	469,436	28.80 €	1,100,969	27.23 €	8.2y
Granted			0	0.00 €
Exercised			(1,867)	6.16 €
Forfeited or Expired			(180,175)	29.95 €

Balance as of December 31, 2018	687,252	27.74 €	918,927	26.74 €	7.2y
Granted			0	0.00 €
Exercised			0	0.00 €
Forfeited or Expired			0	0.00 €

Balance as of December 31, 2019	852,260	35.35 €	918,927	35.12 €	6.9y

Share-based compensation expense related to warrants awards was $0.9 million in 2019, $2.3 million in 2018, and $3.5 million in 2017.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period for French employees and four years for foreign citizens. The free shares granted in 2018 and after are subject to a one-year vesting period for French employees and two-years for foreign citizens.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2017	15,600	28.17	€
Granted	56,000	17.37	€
Vested	0	0.00	€
Cancelled	0	0.00	€

Unvested balance at December 31, 2018	71,600	27.37	€
Granted	57,000	13.04	€
Vested	(35,600)	25.74	€
Cancelled	(26,000)	21.65	€

Unvested balance at December 31, 2019	67,000	13.98	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $0.7 million in 2019, $0.2 million in 2018, and $2.6 million in 2017.

16.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2017	2018	2019
Weighted-Average fair values of stock options granted	$4.00	$9.09	$10.21
Assumptions:
Risk-free interest rate	1.96%	2.45% - 2.89%	1.7% - 2.5%
Share entitlement per options	1	1	1
Exercise price	$13.29	$14.24 - $23.39	$4.05 - $15.39
Grant date share fair value	$13.29	$14.24 - $23.39	$4.05 - $15.39
Expected volatility	25%	40.86% - 57.22%	52.6% - 78.9%
Expected term (in years)	6.6	5.6 - 10.0	6.8 - 10.0
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2017	1,244,968	$5.20	3,883,432	$9.16	8.8y
Granted			554,243	$16.69
Exercised			(592,342)	$4.43
Forfeited or Expired			(643,446)	$12.52

Balance as of December 31, 2018	1,278,038	$7.45	3,201,887	$10.67	8.2y
Granted			1,590,000	$13.80
Exercised			(95,327)	$3.61
Forfeited or Expired			(227,696)	$14.68
Other activity			12,495	$13.29

Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73	6.8y

Stock-based compensation expense related to stock option awards was $6.8 million in 2019, $3.2 million in 2018 and $3.8 million in 2017. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2017	1,373,933	$13.29
Granted	315,825	$16.68
Vested	(261,507)	$14.07
Cancelled	(376,837)	$13.30

Unvested balance at December 31, 2018	1,051,414	$14.11
Granted	100,000	$12.48
Vested	(324,043)	$9.69
Cancelled	(13,845)	$12.72

Unvested balance at December 31, 2019	813,526	$9.41

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $4.9 million in 2019, $5.5 million in 2018 and $4.7 million in 2017.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units, the performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

	Number of Performance Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2018	$—	$—
Granted	311,667	$7.06
Vested	$—	$—
Cancelled	$—	$—

Unvested balance at December 31, 2019	311,667	$7.06

Share-based compensation expense related to performance stock units awards was $0.2 million in 2019.

Note 17. Earnings per share

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

Detail of earnings per share

	For the year ended December 31,
	2017	2018	2019
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(99,368)	(78,693)	(102,091)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	35,690,636	40,774,197	42,442,136
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(2.78)	(1.93)	(2.41)
Diluted net income (loss) per share ($ /share)	(2.78)	(1.93)	(2.41)

Note 18. Provisions

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	01/01/2018	Additions	Amounts used during the period	Reversals	OCI	12/31/2018
	$ in thousands
Pension	2,193	314	(54)	—	(175)	2,278
Loss on contract	1,876	—	(834)	—	1	1,043
Employee litigation and severance	1	43	—	(1)	(2)	41
Commercial litigation	782	646	—	(570)	(8)	850
Redundancy plan	7	—	—	(6)	(1)	—

Total	4,858	1,003	(888)	(577)	(186)	4,211

Non-current provisions	3,430	314	(888)	—	(175)	2,681
Current provisions	1,427	688	—	(577)	(11)	1,528

	01/01/2019 as restated	Reclassification	Additions	Amounts used during the period	Reversals	OCI	12/31/2019
Pension	2,278	—	314	—	—	263	2,855
Loss on contract*	—	1,043	690	(1,461)	—	—	272
Employee litigation and severance	41	—	715	(43)	(75)	1	639
Commercial litigation	850	—	2,604	(595)	(17)	(11)	2,832

Total	3,169	1,043	4,323	(2,099)	(92)	253	6,598

Non-current provisions	2,278		314	—	—	263	2,855
Current provisions	891	1,043	4,009	(2,099)	(92)	(10)	3,743

*

As of January 1, 2019, Montvale, New Jersey facility lease agreement provision for loss on contract was scoped under IFRS 16 and classified as lease debts. During the period, the agreement has been discontinued which changed its treatment placing it outside the scope of IFRS 16 and resulting in the reclassification to “loss on contract” presented above.

During the year ended December 31, 2019, additions mainly relate to (i) the discontinuation of the lease for a non-operational facility in Montvale, New Jersey for $0.7 million, (ii) employee litigation for $0.7 million, (iii) operating charges relating to discussions with suppliers for $2.6 million and (iv) pension service cost of the period for $0.3 million. The amounts used during the period and the associated accrual reversals mainly relate to (i) payments in connection with the Montvale, New Jersey facility discontinuation, (ii) commercial litigation following the positive conclusion of discussions with a supplier, (iii) employee litigation following a settlement.

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

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2017, 2018 and 2019 amounted to $0.8 million, $1.5 million and $1.1 million, respectively.

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

The calculation of legal compensation for termination has changed in 2017 following the publication of a new French law.

The two important changes are:

•	Seniority conditions: the employee must be entitled to an indemnity of 8 working months against one year before.

•	Calculation of the allowance: 1/4 of a month of salary per year of seniority up to 10 years, against 1/5 before, and no change beyond the 11th year.

As part of the estimation of the retirement indemnity to employee, the following assumptions were used for all categories of employees:

	2017	2018	2019
% social security contributions	45.00%	45.00%	45.00%
Salary increases	3.50%	3.50%	3.50%
Discount rate	1.75%	1.75%	1.00%
Terms of retirement	voluntary retirement
Retirement age	65 years old	65 years old	65 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2017	(562)

Current service cost	(925)
Interest cost	(24)
Actuarial gains and losses	(515)
Reclassification/CTA	(168)
As of December 31, 2017	(2,194)

Current service cost	(276)
Interest cost	(38)
Benefit paid	54
Actuarial gains and losses	70
Reclassification/CTA	105
As of December 31, 2018	(2,278)

Current service cost	(275)
Interest cost	(39)
Benefit paid	—
Actuarial gains and losses	(303)
Reclassification/CTA	40
As of December 31, 2019	(2,855)

United States of America

There is no defined benefit plan for Cellectis S.A.’s subsidiaries located in the United States.

Note 19. Commitments

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

Details of commitments

As of December 31, 2019	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreements	73,181	4,014	18,886	9,764	40,516
License agreements	18,607	1,389	2,778	2,778	11,662
Manufacturing agreements	6,218	6,218	—	—	—
Clinical & R&D agreements	2,086	1,424	662	—	—
Construction agreements	39,741	39,741	—
Other agreements	50,896	30,851	20,045	—	—

Total contractual obligations	190,728	83,637	42,371	12,542	52,179

Obligations under the terms of lease agreements

We have entered into various lease agreements including facility leases agreements for our sites in Paris, France, and in the United-States in New-York City (New-York), Raleigh (North Carolina) and Roseville (Minnesota) for a defined term, as well as finance leases and sales and leaseback for equipment.

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

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided in the next years regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of Construction agreements

We have entered into a construction agreement regarding our manufacturing facility based in Raleigh, North Carolina, where we committed to pay for construction work in the next year.

Obligations under the terms of other agreements

Calyxt entered into seed and grain production agreements (Forward Purchase Contracts) with seed producers and growers. The seed contracts often require Calyxt to pay prices for the seed produced at an exchange-traded price of grain plus a premium. The grower contracts are linked to a commodity futures market prices with the grower having the option to fix their price with us throughout the term of the agreement. These contracts allow for delivery of grain to Calyxt at harvest if so specified when the agreement is executed, otherwise delivery occurs on a date that Calyxt elects through August 31 of the following year. In all periods presented, we considered Forward Purchase Contracts as normal purchases and not derivatives. Any mark-to-market gains or losses associated with those contracts were reflected in inventory upon our purchase of the underlying grain.

Note 20. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2019, as described in Note 3.5.

Short-term employee benefits paid to key management personnel totaled to $3.6 million in the fiscal year 2017, $4.4 million in the fiscal year 2018 and $5.2 million in the fiscal year 2019.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 602.000 securities in share-based remuneration (free shares and stock options) over the year ended December 31, 2019. The associated non-cash stock-based compensation expense of $2.5 million was recognized for 2019.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2017, 2018 and 2019 amounted to $38 thousand, $70 thousand and $71 thousand respectively. No balances were outstanding at the end of each fiscal year. As of December 31, 2019, Mr. Godard held 220,175 non-employee warrants that could be exercised to obtain 50,000 shares at a strike price of €38.45, 50,000 shares at a strike price of €28.01 for 50,000 warrants, 40,175 shares at a strike price of €27.37 for 40,175 warrants, 40,000 shares at a strike price of €18.68 for 40,000 warrants and 40,000 shares at a strike price of €24.34 for 40,000 warrants.

Note 21. Subsequent events

On February 18, 2020, Cellectis and Servier announced execution of a binding term sheet to amend the agreement signed between the two companies in 2019.

On March 4, 2020, we and Servier entered into the definitive amendment contemplated by the term sheet, to grant to Servier an exclusive license limited to CD19 target, but extended to all gene-edited allogeneic CAR T-cell products targeting CD19 and gene edited exclusively by Cellectis’ TALEN.

Under the amendment, Cellectis grants to Servier, an exclusive worldwide, royalty bearing license with sublicensing rights under certain conditions, under certain of our patents and know-how to develop, manufacture and commercialize gene-edited allogeneic CAR T-cell products targeting CD19 and gene edited exclusively by Cellectis’ TALEN. Servier, directly or through its sublicensees, will be solely responsible for the research, development and commercialization of these products.

In addition, Servier confirms it will not pursue the development of five other targets for products using Cellectis technology and consequently Cellectis regains control over them.

Promptly after the date of execution of the amendment, Servier shall make an upfront payment of 25 million Euros. In addition, the Servier License Agreement provides for aggregate additional payments of up to $410 million (370 million Euros), comprising payments for certain specified development and commercial milestones. We are also eligible to receive flat low double-digit royalties based on annual net sales of commercialized products. We are also entitled to a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

Exhibit Index

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (status) of the registrant (English translation)				Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1	[Reserved]

4.2#	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000 (English translation)	20-F	001-36891	4.2	March 12, 2019

4.2.1#	Amendment No. 1 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.2.1	March 12, 2019

4.2.2#	Amendment No. 2 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004 (English translation)	20-F	001-36891	4.2.2	March 12, 2019

4.2.3#	Amendment No. 3 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005 (English translation)	20-F	001-36891	4.2.3	March 12, 2019

4.2.4#	Amendment No. 4 to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007 (English translation)	20-F	001-36891	4.2.4	March 12, 2019

4.3#	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)	20-F	001-36891	4.3	March 12, 2019

4.3.1#	Amendment No. 1 to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003 (English translation)	20-F	001-36891	4.3.1	March 12, 2019

4.4	[Reserved]

4.5	[Reserved]

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.6#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.6.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.6.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.6.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	Marche 13, 2018

4.7#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.8	[Reserved]

4.9	[Reserved]

4.10†#	Change of Control Plan, effective as of September 4, 2014 (English translation)	F-1	333-202205	10.10	March 10, 2015

4.11†#	Summary of BSA Plan	F-1	333-202205	10.11	March 10, 2015

4.12†#	Summary of BSPCE Plan	F-1	333-202205	10.12	March 10, 2015

4.13†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.14†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.15†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.16†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.17†#	2016 Free Share Plan	20-F	001-36891	4.17	March 10, 2015

4.18†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.19†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.20†#	Summary of BSA Plan	S-8	333-222482	99.2	January 9, 2018

4.21†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.22†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.23†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.24†#	Second Free Share 2018 Plan	S-8	333-227717	99.3	October 5, 2018

4.25#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.26#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.26.1**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020				Filed herewith

4.27#	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.27.1#	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.27.2	Second Amendment to the Management Services Agreement Amendment dated January 29, 2020 between Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc.				Filed herewith

4.28	[Reserved]

4.29#	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.30#	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30	March 12, 2019

4.30.1	Amendment No. 1 to Stockholders Agreement dated May 7, 2018 between Cellectis S.A. and Calyxt, Inc.				Filed herewith

4.31#	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres				Filed herewith

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Confidential treatment has been granted with respect to certain portions of this exhibit (indicated by asterisks).
**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title:	Chairman and Chief Executive Officer

Date: March 4, 2020