Form 20-F
period 2020-12-31
Cellectis S.A.
filed 2021-03-04
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.05 per share	“CLLS”	Nasdaq Global Market
Ordinary shares, nominal value €0.05 per share*		Nasdaq Global Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.05 per share: 42,780,186 as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect such forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	regulatory developments in the United States and foreign countries;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw or starting materials and manufacturers;

•	the status of the construction of our in-house manufacturing facilities and their operations;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for operations;

•	the potential benefits of our strategic licensing agreements with collaborators and our ability to enter into future strategic arrangements;

•	the ability and willingness of collaborators pursuant to our strategic licensing agreements with collaborators to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic licensing agreements with Servier and Allogene;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of, and demand for, our product candidates;

•	our status as a passive foreign investment company for U.S. federal income tax purposes;

•	our financial performance;

•	our ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies and technologies;

•	Calyxt’s ability to successfully advance its development programs, achieve commercial success through its go-to-market strategies, and finance its operations;

•	the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

Website Disclosure

We use our website (www.cellectis.com) and our corporate Twitter account (@cellectis) and our corporate LinkedIn account (https://www.linkedin.com/company/cellectis) as routine market segments of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing otherwise material non-public information and for complying with our disclosure obligations under Regulation FD. Similarly, Calyxt uses its website (www.calyxt.com), corporate Twitter account (@Calyxt_Inc) and its corporate LinkedIn account (https://www.linkedin.com/company/calyxt-inc) for these same purposes.Accordingly, investors should monitor these corporate websites and corporate Twitter and LinkedIn accounts in addition to following press releases, filings with the SEC, and public conference calls and webcasts. Additionally, we provide notifications of announcements as part of our website. Investors and others can receive notifications of new press releases posted on our website by signing up for email alerts.

None of the information provided on these websites, in our press releases or public conference calls and webcasts or through social media is incorporated into, or deemed to be a part of, this Annual Report on Form 20-F or in any other report or document we file with the SEC, and any references to such websites or corporate Twitter accounts are intended to be inactive textual references only.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Annual Report, including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Summary of Risk Factors Associated with Our Business

Our business and our industry are subject to numerous risks described in “Risk Factors” and elsewhere in this Annual Report. You should carefully consider these risks before making a decision to invest in our securities. Key risks include, but are not limited to, the following:

Risks Related to Our Therapeutics Business:

•	Our operating history, which has focused primarily on research and development and advancing immunotherapy gene-editing clinical trials, makes it difficult to assess our future prospects.

•

We have not generated significant revenues and have incurred significant operating losses since our inception. While the amount of our future net losses will depend, in part, on the amount of our future operating expenses and our ability to obtain funding, realize payments under our strategic licensing arrangements, and obtain reimbursements of research tax credit claims, we anticipate that we will continue to incur significant losses for the foreseeable future.

•	We face substantial competition in our discovery, development and commercialization activities from competitors who may have significantly greater resources than we do.

•	Because our product candidates all apply novel gene-editing technology, we are heavily dependent on the successful development of this technology.

•

The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic conditions adversely impacts our business, financial condition, and operating results will depend on future developments, which are difficult to predict.

•	We may need to raise additional funding, which may not be available on acceptable terms or at all, and our ability to raise additional share capital is limited by French corporate law.

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates:

•

Our product candidates must undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure, and which are susceptible under a variety of circumstances to additional costs, delays, suspensions and terminations.

•	Initial, interim and preliminary data from our clinical trials may change as more data becomes available, and subsequent data may not bear out promising early results.

•

Because we anticipate that our product candidates will initially receive regulatory approval as treatments for advanced disease or rare diseases, the size of the initial market for our product candidates may be limited.

•

Our manufacturing process, which is highly complex and heavily regulated, may be difficult to efficiently and effectively operate and scale to the level required for advanced clinical trials or commercialization.

•

Acceptance and adoption of gene-editing and enrollment in our trials may be adversely affected by undesirable side effects, negative perceptions among the public or the medical community, or the inadequacy of payor coverage.

•	Our future profitability depends, in part, on our ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Risks Related to Our Reliance on Third Parties:

•

We rely on third parties to assist in our discovery, development, manufacturing and commercialization, if any, of our product candidates and issues relating to such third parties, or their activities, which could result in additional costs and delays and hinder our research, development and commercialization prospects.

•

Strategic license relationships may not be successful, including as a result of failures by our collaborators to perform satisfactorily or to devote resources to advance product candidates under our arrangements with them.

•

In connection with collaboration agreements we have entered with third parties for the development of our product candidates, we have limited control over the attention that our partner devotes to our product candidates and their use of any shared trade secrets.

Risks Related to Operational Compliance and Risk Management:

•

We may encounter difficulties in managing our development and expansion, including challenges associated with recruiting additional employees, managing our internal development efforts and improving our operational, financial and management controls.

•

The risk of product liability claims is inherent in the development and commercialization of therapeutic products, and product liability or other lawsuits could divert management and financial resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

•	We use hazardous chemicals and biological materials in our business, and claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

•	The buy-out mechanism in our collaboration agreement with Servier may prevent or delay a takeover attempt.

Risks Related to Regulatory Approvals for Our Product Candidates:

•

Our business is governed by a rigorous, complex and evolving regulatory framework, including premarketing regulatory requirements, pricing, reimbursement and cost-containment regulations, and rigorous ongoing regulation of approved products. This regulatory framework results in significant compliance costs, makes the development and approval of our product candidates time intensive and unpredictable, and may reduce the ultimate economic value and prospects for our product candidates.

•

A Fast Track, Breakthrough Therapy or Regenerative Medicine Advanced Therapy designation by the U.S. Food and Drug Administration, or FDA, or a Priority Medicines designation by the EMA may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive regulatory approval.

•	Any regulatory compliance failures could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Risks Related to Intellectual Property.

•

Because our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property, our ability to compete may decline if we fail to obtain protection for our products, product candidates, processes and technologies or do not adequately protect our intellectual property.

•

Our competitive position may be adversely impacted as a result of a variety of factors, including potentially adverse determinations of complex legal and factual questions involved in patents and patent applications or insufficiently long patent lifespans in one or more jurisdictions where we obtain intellectual property protection.

•

Because it is cost prohibitive to seek intellectual property protection on a global basis, our intellectual property protection in certain jurisdictions many not be as robust as in the United States, which may adversely impact our competitive position.

•	Third parties may assert rights to inventions we develop or otherwise regard as our own.

•

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

Risks Related to Human Capital.

•	Our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Risks Relating to Our Status as a Foreign Private Issuer and a French Company:

•	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

•	Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

•

Our international operations may be exposed to foreign exchange risks, U.S. federal income tax risks, and additional risks, which may adversely affect our financial condition, results of operations and cash flows.

•	If we are classified as a PFIC for 2021 or any future taxable year, there may be adverse U.S. federal income tax consequences to U.S. holders.
•

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and the Nasdaq’s corporate governance standards. We expect to follow certain home country practices in relation to certain corporate governance matters, which may afford less protection than would be provided if we complied fully with the Nasdaq requirements.

•	The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work of our auditor.

Risks Related to Ownership of Our ADSs:

•

Holders of our ADSs do not directly hold our ordinary shares and may be subject to limitations on the transfer of their ADSs and certain voting and withdrawal rights of the underlying ordinary shares as well as limitations on their ability to exercise preferential subscription rights or receive share dividends.

•	Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence.

Risks Related to Our Majority-owned Subsidiary Calyxt:

•

As the majority parent of Calyxt, we are exposed to the various risks to which Calyxt is subject, including (i) business and operational risks associated with its limited operating history, the substantial competition it faces, its reliance on third party collaboration arrangements, its ability to secure additional funding, and the challenges of successfully completing field trials and advancing commercialization efforts, (ii) agricultural industry risks, including susceptibility to commodity price changes and potential costs and losses caused by natural disasters, crop diseases and other natural conditions, (iii) regulatory risks, including the complex and evolving regulatory framework for plant gene-editing, as well as other health and safety laws, and the significant compliance cost associated with compliance, (iv) intellectual property risks, including the corresponding risks described with respect to our intellectual property, and (v) risk associated with attracting and maintaining key management personnel and protecting its data from cybersecurity attacks.

Risks Related to Our Therapeutics Business

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We are a clinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical development is a highly speculative endeavor. Biopharmaceutical product development entails substantial upfront capital expenditures, and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. While there have been significant advances in cell-based immunotherapy, our gene-editing platform and T-cell and CAR technologies are new and unproven, our most advanced product candidates remain in clinical development, and we have not yet generated any revenue from biopharmaceutical product sales to date.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly evolving industries, such as the biopharmaceutical industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a portfolio of approved products on the market.

We may not be able to fully implement or execute on our commercial strategy or realize, in whole or in part or within our expected time frames, the anticipated benefits of our strategies. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing products in the field of immunotherapy gene editing and advancing clinical trials.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates, including the advancement of our clinical trials. We finance our current immuno-oncology operations primarily through payments pursuant to strategic licensing relationships with pharmaceutical companies, including Servier and Allogene, as well as through the sale of equity securities and, to a lesser extent, by obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology.

For the year ended December 31, 2020, we received $32.9 million in payments pursuant to our strategic licensing agreements, and our research and development expenses were $87.6 million.

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

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to increase in the near term as we conduct our clinical studies, file IND and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates, invest in and develop our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.

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

The biopharmaceutical industry, and the immune-oncology industry in particular, is characterized by intense competition and rapid innovation. We face competition from new and established biotechnology and pharmaceutical companies, academic research institutions, government agencies and public and private research institutions. Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and other resources, such as larger research and development staff, greater expertise in large scale pharmaceutical manufacturing, and/or well-established marketing and sales teams. In addition, smaller or early-stage companies may compete with us through collaborative arrangements with more established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these enterprises. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our competitors, either alone or with partners, may succeed in developing, acquiring or licensing compounds, drugs or biologic products that are more effective, safer, more easily commercialized, or less costly than our product candidates. Further, competitors may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel.

Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products may limit demand for, or the price that we are able to charge for, our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances.

Our gene-editing technology is relatively new, and if we are unable to use this technology in all of our intended applications, our revenue opportunities will be limited.

Even if the use of gene editing technologies increases, our technology involves a relatively new approach to gene editing, using sequence-specific DNA-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may not be able do so, which could limit the usefulness of our technology. Our technology may also not be shown to be effective in clinical studies that we or our collaborators or other licensees of our technology may conduct, or may be associated with safety issues that may negatively affect our development programs. For example, gene-editing may create unintended changes to the DNA such as a non-target site gene-editing, a large deletion, or a DNA translocation, any of which could lead to oncogenesis. The gene-editing of our product candidates may also not be successful in limiting the risk of GvHD or premature rejection by the patient.

In addition, the field of gene-editing is rapidly developing, and our competitors may introduce new technologies that render our technology obsolete, uneconomical or less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, any failures of such technology could adversely impact our programs. We also may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic conditions adversely impacts our business, financial condition, and operating results will depend on future developments, which are difficult to predict.

As a result of the COVID-19 pandemic, governmental authorities have implemented and are continuing to implement numerous and rapidly evolving measures to try to contain the virus, such as travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders, and business shutdowns. In response to the COVID-19 pandemic and in accordance with governmental orders, we have also implemented proactive measures to protect the health and safety of employees. Many of the suppliers, vendors and service providers on whom we rely have also made similar modifications. There is no certainty that such measures will be sufficient to mitigate the risks posed by, or the impacts and disruptions of, the COVID-19 pandemic.

As a result of the COVID-19 pandemic and government actions to contain it, related volatility in the financial markets and deterioration of national and global economic conditions, we could experience material adverse operational and financial impacts, including:

•

Disruptions to, and delays in, the clinical trials for the product candidates that we are developing resulting from suspensions or delays in enrollment or difficulties in enrolling patients; increased patient withdrawals from, or restrictions imposed on, patients participating in, the clinical trials; diversion of healthcare resources away from the conduct of the clinical trials; or interruptions in data collection, monitoring and/or processing due to governmental restrictions imposed in response to the COVID-19 pandemic.

•

Disruptions and delays to our research and development programs resulting from a shutdown of our laboratory facilities due to expanded governmental restrictions or illness among laboratory personnel as a result of COVID-19, increased absenteeism among scientific or laboratory employees, or delays with respect to raw material or starting material necessary for research and development activities.

•

Delays with respect to the commencement of operations at our planned manufacturing facilities resulting from increased, expanded or additional government restrictions in Paris, France or Raleigh, North Carolina, or as a result of supply chain disruptions affecting raw materials required for our manufacturing processes.

•

Overall reduced operational productivity resulting from challenges associated with remote work arrangements, limited resources to employees, and increased cybersecurity risks as a result of remote access to our information systems.

•

Constraints on financing opportunities resulting from dislocations in the capital markets, which may make it too costly or difficult for us to pursue public or private equity or debt financings on acceptable terms.

The degree to which COVID-19 impacts our business and results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the severity, duration and geographic spread of the outbreak, the effectiveness of available vaccines (including with respect to emerging variants of COVID-19) and the effective distribution thereof, as well as the global, national and regional actions to contain the virus and address its impact. The resumption of normal business operations after interruptions caused by COVID-19 may be delayed or constrained by lingering effects of COVID-19 on us or our suppliers and third-party service providers. Even after the COVID-19 outbreak has subsided, we may experience material and adverse impacts as a result of the global economic impact of the COVID-19 outbreak.

The impact of COVID-19 may also exacerbate other risks discussed in this Annual Report, any of which could have a material effect on us. This situation is changing rapidly and additional impacts may arise that we are not aware of currently.

We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

The process of developing and manufacturing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky. We are currently sponsoring three clinical studies, preparing regulatory filings to commence new clinical studies and/or to add additional investigational sites for ongoing studies, advancing pre-clinical testing for additional product candidates, and building out our in-house manufacturing capabilities. Accordingly, we expect our operational expenses to increase substantially in connection with our ongoing activities. In addition, subject to obtaining regulatory approval of any biopharmaceutical product candidates, we expect to incur significant commercialization expenses.

As of December 31, 2020, we had cash and cash equivalents and current financial assets of approximately $268.2 million. We believe our cash and cash equivalents and our cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs will be sufficient to fund Cellectis’ operations into late 2022. However, our operating plans, including product development plans, may change in light of changed circumstances or as a result of factors currently unknown to us, which may require us to seek additional funds sooner than planned. To commercialize our products, if approved, we will require significant working capital to operate our business and maintain our operations.

Our ability to raise additional capital may be limited. If we raise additional capital through the sale of additional equity or convertible securities, current ownership interests may be diluted and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs or product candidate development programs, or the commercialization of any product candidate that may receive regulatory approval, which could materially affect our business, operating results and prospects.

We are limited in our ability to raise additional share capital, which may make it difficult for us to raise capital to fund our operations.

Under French law, our share capital generally may be increased with the approval of a two-thirds majority of the votes cast of the shareholders present, represented by proxy, or voting by mail at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in the share capital. Accordingly, our board of directors may be precluded from issuing additional share capital if the prior approval of the shareholders is not duly obtained.

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Our therapeutic product candidate development programs are in various phases of development and may be unsuccessful.

Our therapeutic product candidates are in various phases of development. At each stage of development, there is typically an extremely high rate of attrition from the failure of product candidates advancing to subsequent stages of development.

Because some of our product candidates are in the early stages of discovery or pre-clinical development, there can be no assurance that our research and development activities will result in these product candidates advancing into clinical development. Product candidates in these development phases undergo testing in animal studies, and the results from these animal studies may not be sufficiently compelling to warrant further advancement. Moreover, even if results from animal studies are positive, such results are not necessarily predictive of positive results in clinical studies. Even where product candidates do progress into and through clinical studies, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive preliminary clinical data and/or results in animal studies. Because of the early stages of our currently ongoing clinical studies, the safety, specificity and clinical benefits of our clinical-stage product candidates have not yet been demonstrated, and we cannot assure you that the results of any clinical trials will demonstrate the value and efficacy of our platform. The results of clinical studies are subject to a variety of factors, and there can be no assurance that any product candidate will advance to regulatory approval, be approved by applicable regulatory agencies, or be successfully commercialized.

Although there are a large number of drugs and biologics in development globally, only a very small percentage obtain regulatory approval, even fewer are approved for commercialization, and only a small number of these achieve widespread physician and consumer acceptance. Accordingly, despite expending significant resources in pursuit of their development, our product candidates may never achieve commercial success, and any time, effort and financial resources we expend on the product candidate development programs that we pursue may adversely affect our ability to develop and commercialize other product candidates.

Initial, interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we or our strategic licensee partners may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we have published preliminary data from the Phase 1 BALLI-01 Study of UCART22 in r/r ALL and Allogene has published preliminary data from the UCART19 Studies, such data is preliminary in nature, does not bear statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials of UCART22 or UCART19, respectively, or in clinical trials for other UCART product candidates.

Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, initial, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between initial, preliminary or interim data and final data could significantly harm our business prospects.

We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the clinical development necessary to commercialize a product candidate, and failure can occur at any stage.

Positive interim or preliminary results of clinical trials do not necessarily predict positive final results, and success in early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials may still fail to show the desired safety and efficacy profile despite having successfully progressed through initial clinical trials. A number of pharmaceutical and biopharmaceutical companies have suffered significant setbacks—lack of efficacy, insufficient durability of efficacy or unacceptable safety issues (including a number of patient deaths in CAR-T trials conducted in the United States)—in advanced clinical trials, even after promising results in earlier trials.

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

In addition, a number of events, including any of the following, could delay clinical trials, negatively impact the ability to obtain regulatory approval for, and to market and sell, a particular product candidate, or result in suspension or termination of a clinical trial:

•	conditions imposed by the FDA or any foreign regulatory authority regarding the scope or design of clinical trials;

•	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support initiation of clinical studies;

•

delays in obtaining, or the inability to obtain, regulatory agency approval for the conduct of the clinical trials or required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	the identification of flaws in the design of a clinical trial;

•	changes in regulatory requirements and guidance that necessitate amendments to clinical trial protocols;

•	delays in sufficiently developing, characterizing or controlling manufacturing processes suitable for clinical trials;

•

insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials—for example, in 2018, manufacturing issues at CELLforCURE (certain batches of final product were produced using GMP grade batches of dimethyl sulfoxide and Dulbecco’s phosphate buffered saline that contained particles and GMP grade water for injection that contained glass particles) resulted in delays in the initiation of clinical trials;

•	difficulty in sourcing healthy donor material of sufficient quality and in sufficient quantity to meet our development needs;

•

lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, sites selection, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•

delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical study sites and obtaining required institutional review board (IRB) approval at each clinical study site;

•

the placing of a clinical hold on a clinical trial—for example, clinical holds were placed on our AMELI-01 Study in September 2018 and on our MELANI-01 Study in July 2020 and remained in place until the FDA permitted these trials to restart in November 2018 and November 2020, respectively;

•	unfavorable interpretations by FDA or similar foreign regulatory authorities of interim data;

•	determinations by the FDA or similar foreign regulatory authorities that a clinical trial protocol is deficient in design to meet its stated objectives;

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	serious and unexpected safety issues, including drug-related side effects experienced by patients in clinical trials;

•	failure of our or our collaborators’ third-party contractors to meet their contractual obligations in a timely manner; or

•	lack of, or failure to, demonstrate efficacy.

Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and obtaining regulatory approval.

We have concentrated our research, development and manufacturing efforts on our gene-edited CAR T-cell immunotherapy product candidates, and our future success depends on the successful development of this therapeutic approach. We are in the early stages of developing our UCART product candidates’ platform and there can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process, or effectively implementing such process at our new manufacturing facilities, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all. Our expectations with regard to the scalability and cost of manufacturing may change significantly as we further progress the development of our product candidates.

In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Approvals by the EMA and FDA for existing autologous CAR T-cell therapies may not be indicative of what these regulators may require for approval of our therapies. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

Our business is highly dependent on the success of our lead product candidates, and we cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.

Our business and future success depends on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our most advanced product candidates, UCART123, UCART22 and UCARTCS1, as well as the ability of our collaborators to advance the product candidates that they are developing pursuant to licenses from us. Each of these UCART product candidates is in an early stage of development, and preliminary results to date may not predict results for our, or our collaborators’, ongoing or planned clinical studies. Because our lead product candidates, and UCART product candidates of our collaborators, are among the first allogeneic products to be evaluated in the clinic, the failure of any such product candidate, or the failure of other allogeneic T cell therapies, may impede our ability to develop our product candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of our entire pipeline of allogeneic T cell therapies, particularly if high or uncontrolled rates of GvHD are observed. If significant GvHD events are observed with the administration of our product candidates, or if any of the product candidates is viewed as less safe or effective than autologous therapies, our ability to develop other allogeneic therapies may be significantly harmed.

Our therapeutic product candidates will require substantial additional clinical development, testing, and regulatory review and approval in multiple jurisdictions, substantial investment, implementation and scaling of our commercial manufacturing capabilities, and significant marketing efforts before we can generate any revenue from product sales. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate, with substantial evidence gathered in well-controlled clinical trials and to the satisfaction regulatory authorities (including the FDA in the United States and the EMA in the EU) that the product candidate is safe and effective for use in each target indication. Following this extensive regulatory process, the manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to pursue commercialization.

Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond our existing cash on hand. There can be no assurance that any of our product candidates will successfully complete the foregoing regulatory approval processes. We do not expect any of the product candidates we or our collaborators develop to be commercially available for many years and some or all may never become commercially available.

The size of the initial market for our product candidates may be limited.

We expect that, if approved, several of the product candidates we develop will initially receive regulatory approval as treatment for advanced disease or rare diseases with few other treatment options. This could limit the initial size of the market for these product candidates, and we cannot predict when, if ever, such product candidates would receive regulatory approval for indications treating a more expansive patient population.

Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.

Our CAR T-cell immunotherapy products undergo a complex, highly-regulated manufacturing process that requires very minimal batch-to-batch variability. As a result, our manufacturing process is subject to multiple risks, and the cost to manufacture our products is generally higher than traditional small molecule chemical compounds. The complexity of our manufacturing process makes it susceptible to product loss or failure due to issues associated with the collection of T-cells from healthy third-party donors, manufacturing or supply of raw material or starting material, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product.

Manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, inconsistency in cell growth, quality assurance testing, improper installation or operation of equipment, operator error, shortages of qualified personnel, shortage of raw material or starting material and other procurement issues, as well as compliance with strictly enforced federal, state and foreign regulations.

Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our supply of product candidates or in the manufacturing facilities in which our product candidates are made, such supply may have to be discarded and the manufacturing may be stopped or such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

While we currently use third-party contract manufacturing organizations, or CMOs, to manufacture our product candidates, we are in the late stages of establishing our own in-house manufacturing capabilities. We recently completed construction of an in-house manufacturing facility in Paris, France, which will be dedicated to the product of certain raw and starting material for clinical supply, with the potential to supply commercial raw and starting material In addition, we are developing an in-house manufacturing facility in Raleigh, North Carolina, which will be dedicated to the production of clinical and commercial UCART products and is expected to commence production in 2021. We have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively deploying such in-house manufacturing capabilities. In addition to all of the challenges discussed above regarding manufacturing of cell therapy products, we may face potential problems associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to manufacture our product candidates.

Even if we successfully deploy our in-house manufacturing capabilities, we may be adversely affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

Any changes to manufacturing processes may result in additional regulatory approvals.

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

Our gene-editing technologies are novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments, including those for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates.

For example, there have been patient deaths in recent CAR-T trials conducted in the United States by our competitors as well as in our UCART123 and UCARTCS1 clinical studies, which have led to clinical trial holds. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to the respective product candidates and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays, stronger labeling for approved product candidates and a decrease in demand for any such product candidates.

Difficulty enrolling patients could delay or prevent clinical studies of product candidates.

Identifying and qualifying patients to participate in clinical studies is critical to the success of the relevant product candidate. The timing of clinical studies depends, in part, on the speed of recruitment of patients to participate in testing such product candidates as well as completion of required follow-up periods. We or those evaluating product candidates pursuant to licenses from us may not be able to identify, recruit and enroll a sufficient number of patients or patients with required or desired characteristics to achieve the study. If patients are unable or unwilling to participate in such studies, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our technology or termination of the clinical studies altogether.

In addition, competition among clinical trials in the same therapeutic areas may reduce the number and types of patients available to participate in our or our collaborators’ clinical trials. Because the number of qualified clinical investigators is limited, we expect to conduct some clinical trials at the same sites as our competitors, which may reduce the number of patients available for our clinical trials at such sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because of the novel nature of our product candidates, potential patients and their doctors may be less likely to enroll in our clinical trials relative to clinical trials for more conventional therapies.

Patient enrollment is affected by a variety of factors, including:

•	severity of the disease under investigation;

•	incidence and prevalence of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial, including relative to other available therapies;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	patient referral practices of physicians;

•	our ability to monitor patients adequately during and after treatment, and

•	ability of the clinical sites to have sufficient resources and avoid any backlogs.

If we or our collaborators are unable to enroll a sufficient number of patients to conduct clinical studies as planned, it may be necessary to delay, limit or terminate such clinical studies, which could have a material adverse effect on our business and financial condition. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.

Our product candidates may cause undesirable side effects that could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in other significant negative consequences.

Undesirable or unacceptable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, suspend or halt clinical trials, could result in the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities, or could lead to a more restrictive label for our product candidates.

Our product candidates have only had limited clinical trial application, and results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Approved autologous CAR T therapies and those under development have shown frequent rates of CRS and neurotoxicity, and adverse events have resulted in the death of patients. We expect similar adverse events for allogeneic CAR T product candidates. Our allogeneic CAR T cell product candidates undergo gene engineering by using lentivirus and TALEN nucleases that can cause insertion, deletion, or chromosomal translocation. These changes can cause allogeneic CAR T cells to proliferate uncontrollably and may cause adverse events. In addition, our allogeneic CAR T cell product candidates may cause unique adverse events related to the differences between the donor and patients, such as GvHD or infusion reactions.

In the currently ongoing UCART product candidate clinical studies, the most common severe or life threatening adverse events have resulted from CRS, prolonged cytopenia and neutropenic sepsis. There have also been patient deaths in the UCART19 Studies, the AMELI-01 Study and the MELANI-01 Study, including deaths attributable to UCART immune-therapy. In the future, patients may experience additional severe adverse events related to UCART product candidates, some of which may result in death. As a larger number of patients are treated in our and our collaborators’ clinical trials, additional, previously less common, side effects may also emerge. Additional UCART product candidates that enter clinical development may also cause similar or more severe toxicities, particularly if such product candidates require higher dose levels or are administered to higher risk patient populations.

Any undesirable side effects could cause us, our collaborators or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Treatment-related side effects could also adversely affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, certain side effects of UCART product candidates are not normally encountered in the general patient population or by medical personnel familiar with more conventional therapies. Although we provide training to medical personnel involved in clinical trials for our product candidates, failure of medical personnel to recognize or manage potential side effects of our product candidates could exacerbate adverse outcomes and potentially result in patient deaths.

Any of these occurrences could prevent our product candidates from achieving or maintaining market acceptance and could increase the cost of development and commercialization, and may harm our business, financial condition and prospects significantly.

The administration of lymphodepletion agents, including the incorporation of an anti-CD52 monoclonal antibody, prior to administration of UCAR T product candidates may increase the risk of adverse side effects.

In certain of our clinical trials, we utilize an anti-CD52 monoclonal antibody as part of a lymphodepletion regimen to be infused prior to infusing patients with our product candidates. We believe an anti-CD52 antibody may delay rejection of our allogeneic T cells by the patient’s immune system, potentially providing a sufficient window of persistence during which such engineered allogeneic T cells can actively target and destroy cancer cells. However, the anti-CD52 antibody may not have the benefits that we anticipate and could result in adverse effects or confounding other adverse effects. For instance, our lymphodepletion regimen, including the use of an anti-CD52 antibody, will cause a transient and sometimes prolonged immune suppression, which is associated with an increased risk of infection.

We currently use alemtuzumab, a monoclonal antibody that binds CD52, as the anti-CD52 antibody for our lymphodepletion regimen. Alemtuzumab is known to have risk of causing certain adverse events. The EMA recently completed a pharmacovigilance review of alemtuzumab in the context of the treatment of multiple sclerosis (Lemtrada®) following reports of immune-mediated conditions and problems affecting the heart and blood vessels, including fatal cases. The EMA has recommended that alemtuzumab should not be used in patients with certain heart, circulation or bleeding disorders or in patients who have autoimmune disorders other than multiple sclerosis. The EMA also recommended that alemtuzumab only be given in a hospital with ready access to intensive care facilities and specialists who can manage serious adverse reactions. Similarly, because of the risk of autoimmunity, infusion reactions, and malignancies, Lemtrada®is available in the United States only through restricted distribution under an FDA approved and mandated Risk Evaluation and Mitigation Strategy (REMS) Program.

We are reviewing EMA’s and FDA’s recommendations with respect to the use of alemtuzumab in our clinical trials, which are currently conducted at specialized centers. If the EMA, FDA or other regulatory agencies further limit the use of alemtuzumab or anti-CD52 antibodies, our clinical programs would be adversely affected.

We currently source alemtuzumab from third party, for our clinical trials. However, we are exploring alternative sourcing of the alemtuzumab needed for our clinical trials as well as exploring sourcing of alternative anti-CD52 antibodies for use in our clinical trials or for commercial purposes.

If we are unable to successfully secure an adequate source of anti-CD52 or to do so in the timeframe we anticipate, or if regulatory authorities do not approve the use of the anti-CD52 in combination with our UCART product candidates, our UCART product candidates may be less effective, which could result in delays in our product development efforts and/or the commercial potential of our product candidates.

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

Even if we or our collaborators successfully complete clinical trials for one or more product candidates, those candidates may not be commercialized for other reasons, including:

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

In addition, for any product candidates developed by a collaborator pursuant to a licensing agreement, we will depend entirely upon our collaborator for marketing and sales of that product. These partners may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all, which could prevent the affected products from reaching milestones or sales that would trigger payments to Cellectis.

Even if any of our product candidates are commercialized, they may not be accepted by physicians, patients, or others in the medical community.

The use of engineered T-cells as a cancer treatment is a recent development and may not become broadly accepted by physicians, patients, cancer treatment centers or others in the medical community. Even if any of our product candidates receive marketing approval, the medical community may not accept such products as adequately safe and efficacious for their indicated use. Moreover, physicians may choose to restrict the use of the product, if, based on experience, clinical data, side-effect profiles and other factors, they are not convinced that the product is preferable to alternative drugs or treatments.

Additional factors that may influence whether our product candidates are accepted in the market, include:

•	the clinical indications for which product candidates are approved;

•	the potential and perceived advantages and risks of our product candidates relative to alternative treatments;

•	the prevalence and severity of side effects;

•	the demonstration of the clinical efficacy and safety of the product;

•	the approved labeling for the product and any required limitations or warnings;

•	the timing of market introduction of the product candidate as well as of competing products;

•	the effectiveness of educational outreach to the medical community about the product;

•	the coverage and reimbursement policies of government and commercial third-party payors pertaining to the product; and

•	the market price of the product relative to competing treatments.

We cannot predict the degree of market acceptance of any product candidate that receives marketing approval. If our product candidates are approved but fail to achieve market acceptance in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend, in part, on the availability of adequate coverage and reimbursement from third- party payors.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial third-party payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance. Coverage and reimbursement may depend upon a number of factors, including determinations as to whether a product is:

•	a covered benefit under applicable policies or plans;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Coverage and reimbursement policies vary, and obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us or our collaborators to furnish on a payor-by-payor basis supporting scientific, clinical and cost-effectiveness data for the use of our products, with no assurance that coverage or adequate reimbursement will be obtained. Even if coverage for a product is obtained, reimbursement rates may be inadequate to achieve profitability or may require co-payments that patients find unacceptably high.

If coverage is unavailable or reimbursement rates are inadequate, patients may not use our products. Because our product candidates represent a new approach to treatment, they may have a higher cost than conventional therapies and may require long-term follow-up evaluations, which may increase the risk that coverage and/or reimbursement rates may be inadequate for us to achieve profitability.

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

Our future profitability, if any, will depend, in part, on our ability and the ability of our collaborators to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to additional risks and uncertainties, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements in each jurisdiction that we pursue;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	country specific requirements related to the cells used as starting material for manufacturing;

•	language barriers for technical training, healthcare professionals and patients documents;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations;

•	potential imposition of governmental controls; and

•	patients’ ability to obtain reimbursement for products in various markets.

Risks Related to Our Reliance on Third Parties

Third parties on whom we rely to conduct some aspects of our development programs may not perform satisfactorily.

We do not, and do not expect in the future to, independently conduct all aspects of our development programs. We rely, and will continue to rely, on third parties for aspects of manufacturing, quality control, protocol development, material supply, research and pre-clinical development, translational activities and clinical testing and distribution activities. With respect to the clinical trials that we sponsor, we rely on a clinical research organization, or CRO, medical institutions and clinical investigators to conduct our clinical studies. Such reliance on third parties reduces our control over these activities, but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols.

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

Reliance on such third-parties entails additional risks to which we would not be subject if we conducted the above-mentioned activities ourselves, including:

•	that we may be unable to negotiate agreements with third parties under reasonable terms or that termination or non-renewal of an agreement occurs in a manner or time that is costly or damaging to us;

•

that such third-parties may have limited experience with our or comparable products and may require significant support from us in order to implement and maintain the infrastructure and processes required to manufacture, test or distribute our product candidates;

•	that such third parties may not perform as agreed or in compliance with applicable laws and requirements, or may not devote sufficient resources to our products;

•

that we may not have sufficient rights or access to the intellectual property or know how relating to improvements or developments made by our third-party service providers in the course of their providing services to us;

•	that regulators object to or disallow the performance of specific tasks by certain third parties or disallow data provided by such third parties;

•	that such third parties may experience business disruptions, such as bankruptcy or acquisition, that disrupt their ability to perform their obligations to us.

Under certain circumstances, third party service providers may be entitled to terminate their engagements by us. In such circumstances, product development activities could be delayed while we seek to identify, validate, and negotiate an agreement with a replacement service provider. In some such cases an appropriate replacement may not be readily available or available on acceptable terms, which could cause additional delays to our development process.

Any of these events could lead to manufacturing, supply and/or clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products, which could, in each case, have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties on whom we rely to conduct, supervise and monitor clinical studies may not perform satisfactorily.

We and our collaborators rely on medical institutions, clinical investigators, contract research organizations, or CROs, and contract laboratories to carry out, or otherwise assist with, clinical trials or to perform data collection and analysis. While we and our collaborators have agreements governing these services, we and our collaborators have limited control over such third parties’ actual performance. Nevertheless, we or our collaborators, as applicable, are responsible for ensuring that such clinical trial is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards. Reliance on a third party does not relieve the sponsor of a clinical trial of any regulatory responsibilities, including compliance with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, GMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected.

If we, our collaborators, our respective CROs, or our respective investigators or trial sites fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in the applicable clinical trial may be deemed unreliable or otherwise not usable and the regulatory authorities and they may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates.

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

We are party to strategic licensing relationships, which may not advance or be successful.

We have entered into strategic licensing agreements with partners, such as Allogene and Servier, under which our partners have exclusive development and commercialization rights with respect to certain product candidates. We may in the future enter into additional strategic relationships. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our collaborators.

Our reliance on strategic licensing arrangements may pose a number of risks, including the following:

•	collaborators may not perform or prioritize their obligations as expected;

•	clinical trials conducted pursuant to strategic licensing agreements may not be successful;

•

collaborators may not pursue development and commercialization of product candidates that achieve regulatory approval or may elect not to pursue development or commercialization of product candidates based on clinical trial results, changes in the partners’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, or abandon a product candidate;

•	collaborators could develop, independently or with third parties, products that compete directly or indirectly with our product candidates;

•

product candidates developed pursuant to strategic licensing agreements may be viewed by our partners as competitive with their independently developed product candidates or products, which may cause them to devote limited resources to the product candidate’s development or commercialization;

•	a collaborator may not commit sufficient resources to the commercialization, marketing and distribution of any product candidate;

•

disagreements with collaborators, including over proprietary rights, contract interpretation, or the preferred course of development, may cause delays or termination of the development or commercialization of such product candidates, or may result in time- consuming and expensive legal proceedings;

•	collaborators may not properly obtain, maintain, protect, defend or enforce intellectual property rights or may improperly use proprietary information;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our strategic licensing agreements;

•	collaborators may infringe, misappropriate or otherwise violate third-party intellectual property rights, which may expose us to litigation and potential liability;

•	strategic licensing agreements may be terminated for convenience by the collaborator and, if terminated, the development of product candidates may be delayed or stopped;

•	the negotiation of strategic licensing agreements may require substantial attention from our management team; and

•	we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex.

We rely on these strategic licensing arrangements to help us finance the development and commercialization of our own biopharmaceutical products. Our success depends, in part, on our ability to collect milestone and royalty payments from our collaborators. To the extent our collaborators do not aggressively and effectively pursue product candidates for which we are entitled to such payments, we will not realize these significant revenue streams, which may slow our overall development progress and could have an adverse effect on our business and future prospects.

In addition, our strategic license agreements are generally terminable at will upon specified prior notice. If one or more collaborator terminates a strategic license agreement, this could have an adverse effect on our revenues. If we do not receive anticipated payments, our development of product candidates could be delayed and we may need additional resources to develop our product candidates.

Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not guaranteed.

We are dependent on third parties for the supply of various of materials, including certain biological materials, that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, biological materials are subject to stringent manufacturing process and rigorous testing. Delays in the completion and validation of manufacturing processes for these materials could adversely affect the ability to complete trials and commercialize our products candidates. In addition, our suppliers or manufacturers may, from time to time, change their internal manufacturing or testing processes and procedures. Such changes may require us to perform or have performed studies to demonstrate equivalence of the materials produced or tested under such new procedures. Such equivalence testing may impose significant delays in the development of our product candidates. Furthermore, our suppliers may face quality issues or findings from regulatory authorities’ inspections that could lead to delays or interruption of the supply of our product candidates.

We may enter into agreements with third parties to sell, distribute and/or market any of the products candidates we develop for which we obtain regulatory approval, which may adversely affect our ability to generate revenues.

Given the early development stage of our product candidates, we have no experience in sales, marketing and distribution of biopharmaceutical products. However, if any of our product candidates obtain marketing approval, we intend to develop sales and marketing capacity, either alone or with partners. Outsourcing sales, distribution and marketing may subject us to a variety of risks, including:

•	our inability to exercise direct control over sales, distribution and marketing activities and personnel;

•	potential failure or inability of contracted sales personnel to successfully market our products to physicians;

and

•	potential disputes with third parties concerning distribution, sales and marketing expenses, calculation of royalties, and sales and marketing strategies.

If we are unable to partner with a third party that has adequate sales, marketing, and distribution capabilities, we may have difficulty commercializing our product candidates, which would adversely affect our business, financial condition, and ability to generate product revenues.

Our reliance on third parties and our collaborators requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third party service providers for certain activities in our development process, we must, at times, share trade secrets with them. In addition, we are required to share certain trade secrets with our collaborators pursuant to the terms of our strategic licensing agreements. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, licensing agreements, consulting agreements or other similar agreements with our collaborators, subcontractors, advisors, employees and consultants prior to beginning research, services or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are incorporated into the technology of others, or are disclosed or used in violation of these agreements. Parties with whom we share confidential information may also be acquired by competitors, which may increase the risk that these entities might breach their confidentiality obligations and share our confidential information with the acquirer. For example, in April 2019, Novartis announced its acquisition of CellForCure, which serves as a CMO for us.

Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Risks Related to Operational Compliance and Risk Management

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of December 31, 2020, we had 281 full-time employees (excluding employees of Calyxt). As our development, manufacturing and commercialization programs develop, and as we continue to comply with our obligations as a public company in both France and the United States, we have rapidly expanded our employee base. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.

Current and future growth imposes significant responsibility on our management team, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	effectively managing our internal development efforts, including the clinical and regulatory review process for our product candidates; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company. To achieve this, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these activities.

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

In the EU, we are subject to the European Regulation 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State implementing legislations. GDPR and EU Member State implementing legislation apply to the collection and processing of personal data, including health-related information, of individuals in the EU and to the processing of data by companies established in the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data to countries outside of the European Economic Area (EEA). The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations.

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

Our strategic licensing agreement with Servier provides that if a third party acquires control of us, directly or indirectly, by any means, or in the event that we sell or otherwise convey to a third party all or substantially all of our assets (or all or substantially all of our assets that are material to the performance of our obligations under the collaboration agreement), and such third party successor conducts research, development, manufacturing or commercialization activities on the primary CD19 target or any other CAR-T products within the indications developed by Servier, then Servier has the right to acquire for one lump sum payment an exclusive fully paid-up worldwide license under our intellectual property, subject to certain exceptions, to develop, manufacture and commercialize UCART19 products for use in anti-tumor immuno-therapy (the “Servier buy out”). If we and Servier fail to agree on the amount of payment for the Servier buy out within ten days following Servier’s provision of a buy-out notice, then the amount of the buy-out payment would be determined based a valuation process involving third-party valuators selected by us and Servier, respectively.

The Servier buy-out mechanism may have the effect of delaying or preventing a change in control transaction involving us, or may reduce the number of companies interested in acquiring us. If Servier were to exercise the Servier buy-out upon a change of control, our successor would not receive milestone payments or royalty payments on net sales of any of the UCART19 products acquired by Servier in the Servier buy-out.

Risks Related to Regulatory Approvals for Our Product Candidates

The regulatory landscape that governs our product candidates is uncertain; regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel CAR T-cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing, and requirements have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (OTAT, formerly known as the Office of Cellular, Tissue and Gene Therapies, or OCTGT) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review processes and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and allowed its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

Complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the EU a special committee called the Committee for Advanced Therapies (CAT) was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products (ATMPs) to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products. In this regard, on May 28, 2014, the EMA issued a recommendation that Cellectis’ UCART19 be considered a gene therapy product under Regulation (EC) No 1394/2007 on ATMPs. We believe this recommendation is likely to be applicable to each of our UCART product candidates; however, this recommendation is not definitive until such products obtain regulatory approval for commercialization.

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

As we or our collaborators advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 Clinical Studies are being sponsored by Servier and Allogene, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our collaborators and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART123, UCARTCS1 and UCART22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.

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

If we or our collaborators fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, national competent authorities may:

•	issue a warning letter asserting a violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend or terminate any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our collaborators;

•	restrict the marketing, distribution or manufacturing of the product;

•	seize or detain product or otherwise require the withdrawal or recall of product from the market;

•	destroy or require destruction of products;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.

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

We believe that any of our product candidates that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Similarly in Europe, a biosimilar is defined as a biological medicine highly similar to another already approved biological medicine (the ‘reference medicine’). Developers of biosimilars are required to demonstrate through comprehensive comparability studies with the reference medicine that:

•	their biological medicine is highly similar to the reference medicine, notwithstanding natural variability inherent to all biological medicines; and

•	there are no clinically meaningful differences between the biosimilar and the reference medicine in terms of safety, quality and efficacy.

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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, which would significantly harm our business, results of operations and prospects. In addition, even if we or our collaborators were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post- marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

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

We may seek special designations for some or all of our product candidates, including RMAT designation or breakthrough therapy designation from the FDA, or PRIME designation from the EMA.

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

A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.

The EMA’s PRIME scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. To be eligible for PRIME designation, a medicine has to show its potential to benefit patients with unmet medical needs based on early clinical data.

For product candidates that obtain an RMAT, breakthrough therapy or PRIME designation, interaction and communication between the FDA or the EMA, as applicable, and the sponsor of the trial can help to identify the most efficient path for clinical development. However, the granting of such designations is within the discretion of the FDA or the EMA, respectively. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for RMAT, breakthrough therapy, or PRIME designation, the FDA or EMA, as the case may be, may disagree and instead decide not to grant such designation. In any event, the receipt of RMAT, breakthrough therapy or PRIME designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional regulatory procedures and does not assure ultimate regulatory approval. In addition, even if one or more of our product candidates qualify for RMAT, breakthrough therapy or PRIME designation, the FDA or EMA, as the case may be, may later decide that such product candidates no longer meet the conditions for qualification.

Even if we or our collaborators obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our collaborators may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA or in another jurisdiction by the requisite regulatory agencies in such other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our collaborators’ ability to develop, manufacture, promote and sell our product candidates internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell the product candidates in the EU and many other jurisdictions, we and our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional pre-clinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or our collaborators fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected.

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

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect our ability or our collaborators’ ability to set a price for our products that we believe is fair, to achieve profitability, and to obtain and maintain market acceptance by patients and the medical community.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory initiatives to contain healthcare costs. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was enacted in March 2010.

The ACA expanded health care coverage through Medicaid expansion and the implementation of a tax penalty for individuals who do not maintain mandated health insurance coverage (the so-called ‘individual mandate’). The ACA also contains a number of provisions that affect coverage and reimbursement of drug products. Considerable uncertainty remains regarding the implementation and impact of the ACA. There have been ongoing Congressional and judicial efforts to modify or repeal all or certain provisions of the ACA. For example, tax reform legislation was enacted at the end of 2017 that eliminated the individual mandate beginning in 2019. In December 2018, a federal district court, in a challenge brought by a number of state attorneys general, found the ACA unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. In December 2019, a federal appeals court agreed that the individual mandate was unconstitutional, but remanded the case back to the district court to assess more carefully whether any provisions of the ACA were severable and could survive. In March 2020, the Supreme Court granted a writ of certiorari and agreed to review the judgment of the federal appeals court. Oral argument was held in the case in November 2020, and a decision is expected by the time the current Supreme Court term ends in June of 2021. Pending action by the Supreme Court and any remand of the action to a court below or further litigation that may follow, which could take an extended period of time, the ACA remains operational. We cannot predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.

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

•

Similar legislation is applicable in other countries such as EU Member States, including by way of example and without limitation: the UK’s Bribery Act 2010 or Article D1453-1 to D1453-9 of the French Public Health Code on Transparency of Benefits Given by Companies Manufacturing or Marketing Health and Cosmetic Products for Human Use.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Significant regulation applies to the manufacturing of our products and the manufacturing facilities on which we rely may not meet regulatory requirements or may have limited capacity.

All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates as well as our in-house manufacturing facilities in Raleigh, North Carolina, and Paris, France, are subject to extensive regulations. For example, in the United States, components of a finished CAR T-cell immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. Similarly, all investigational medicinal products in the EU must be manufactured in compliance with Good Manufacturing Practices, or GMP. The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of the product candidates we develop that may not be detectable in final product testing. In the United States, we or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s cGMP requirements enforced by the FDA through its facilities inspection program. Our facilities and quality systems and the facilities and quality systems of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted.

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

Commencing manufacturing at our in-house manufacturing facilities will require significant resources and substantial regulatory engagement. Our commercial manufacturing facility that we are completing in Raleigh, North Carolina, will require FDA approval, which we may never obtain. Even if approved, we will be subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with current good manufacturing practices (cGMPs), and other government regulations. Accordingly, bringing our own manufacturing capabilities online and maintaining compliant manufacturing capabilities may be costlier than we anticipate or may result in delays.

In addition, if supply from one approved manufacturer or supplier, including our own in-house manufacturing facilities, is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and time and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause commercialization of our product candidates to be delayed, cause us to incur higher costs, or prevent us from commercializing our products successfully. Furthermore, if our manufacturing facilities are unable to produce high quality product for our clinical and commercial needs, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed or we could lose potential revenue.

Risks Related to Calyxt, Inc.

We are subject to each of the risks that affects our majority-owned subsidiary, Calyxt, Inc.

As of December 31, 2020, we own 64.7% of Calyxt, Inc., a U.S. technology company focused on delivering plant-based innovations and solutions with substantial development potential across multiple industries. As a consolidated subsidiary and one of our two operating subsidiaries, Calyxt’s business performance, financial condition and results of operations affect our financial condition and results of operations. Accordingly, to the extent any of the material risks to Calyxt is subject occur, there may be a corresponding material adverse effect on our business, financial condition or results of operations.

The material risks that Calyxt faces, include:1

Risks Related to Calyxt’s Business and Operations

•

Calyxt’s operating history, which has focused primarily on research and development and advancing the development program for its plant gene-edited product candidates, makes it difficult to evaluate Calyxt’s prospects.

•

Calyxt has not generated significant revenues and has incurred significant operating losses since its inception. Calyxt does not expect to be able to fund its longer-term capital and liquidity needs through its cash balances and operating cash flow and will need to secure additional capital, which may not be readily available on acceptable terms or at all.

•	Calyxt faces significant competition from competitors with substantially greater financial, technical, and other resources than it has, and may be unable to compete successfully.

•

Calyxt’s business activities are conducted at a limited number of locations, which makes it susceptible to damage or business disruptions caused by natural disasters or acts of vandalism. Losses that Calyxt faces may not be fully covered by its insurance.

•

To compete effectively in the development of agricultural products, Calyxt must identify novel traits that appeal to potential collaboration partners and contract with third parties for development and commercialization of products that achieve market acceptance. Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies, and may be exacerbated if Calyxt fails to anticipate or respond to technological developments or changes in market demand.

•

Calyxt is seeking collaboration arrangements for the development and commercialization of its product candidates and may not be successful in identifying appropriate partners or negotiating acceptable arrangements. The success of any such collaboration, is subject to the risks associated with reliance on the efforts and activities of third parties.

•

If Calyxt’s field trials, which are used to demonstrate the efficacy of product candidates, are unsuccessful, it may be unable to complete the development of product candidates on a timely basis or at all. The success of field trials may be adversely affected by events outside of Calyxt’s control, such as an instance of improper aerial chemical application to Calyxt’s high fiber wheat plants by an unaffiliated third party in 2020, which has adversely impacted the development of that product candidate and delayed development by at least one year.

•

Calyxt relies on third parties to conduct, monitor, support, and oversee field trials and other research services for product candidates. The inability of Calyxt to engage third parties on acceptable terms, or inadequate performance by such third parties, may adversely impact Calyxt’s ability to successfully advance and commercialize product candidates.

•

The successful commercialization of Calyxt’s seed products depends on its ability to produce high-quality plants and seeds cost-effectively on a large scale, which it may be unable to do. Calyxt’s seed production decisions depend on forecasts, which can be adversely affected by factors outside of Calyxt’s control, including market conditions and environmental factors.

•

Interruptions in the production or transportation of Calyxt’s seeds, which may result from execution or compliance failures by contract seed producers, could adversely affect Calyxt’s operations and profitability.

•

The unintended presence of Calyxt’s traits in products of third parties or in the environment could lead to negative publicity, claims of liability brought by third parties, and governmentally mandated actions, which could include crop destruction, environmental cleanup, or other steps.

•

The successful commercialization of Calyxt’s products may face challenges from public perceptions of gene-edited products and ethical, legal, environmental, health and social concerns. Negative public perceptions about gene editing may lead to increased regulation, further legislation, heightened labeling requirements, or other developments that may impede Calyxt’s commercialization efforts.

•

Products that Calyxt develops, and food containing Calyxt’s products, may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of Calyxt’s products to customers.

•	If Calyxt is sued for defective products and if such lawsuits were determined adversely, Calyxt could be subject to substantial damages, for which insurance coverage is not available.

•

If Calyxt is unable to raise additional funding, which may not be available on acceptable terms or at all, it may be forced to delay, limit or terminate its product development efforts or other operations.

•

Calyxt’s business may be adversely impacted by the COVID-19 pandemic and resulting deterioration of worldwide economic conditions, including as a result of lower licensing expenditures by potential commercial partners, disruptions to Calyxt’s research and development activities, interruptions or delays in seed production, and overall reduced operational productivity.

Risks Related to the Agricultural Industry

•	The overall agricultural industry in which Calyxt operates is susceptible to commodity price changes, and Calyxt is exposed to market risks from changes in commodity prices.

•	Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on Calyxt’s business.

Risks Related to Regulatory and Legal Matters

•

The regulatory environment in the United States for Calyxt’s current and future products is uncertain and evolving, which may result in more burdensome regulatory obligations and increased time and costs associated with regulatory compliance.

•

The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction, which makes regulatory compliance outside the United States costly and time consuming, and may limit Calyxt’s ability to expand into other global markets.

•

Government policies and regulations, including taxes, tariffs, duties, subsidies, incentives, and import and export restrictions, affecting the agricultural sector and related industries could adversely affect Calyxt’s operations and profitability.

•

Calyxt may use biological materials in its business and is subject to numerous environmental, health and safety laws and regulations, compliance with which is time consuming and costly. Any claims relating to improper handling, storage or disposal of these materials could result in substantial costs and liabilities.

Risks Related to Intellectual Property

•

Because Calyxt licenses a significant portion of its intellectual property from us, it is generally subject to the risks described below under “—Risks Related to Intellectual Property” with respect to our intellectual property risks.

•

Calyxt’s failure to comply with its license agreements with us or the University of Minnesota, could subject it to damages or the termination of such agreements. In addition, Calyxt relies on us and the University of Minnesota to prosecute and maintain certain intellectual property and any failure in this regard could adversely affect Calyxt’s intellectual property position.

•

Calyxt’s patents and patent applications could be challenged and if determined adversely to Calyxt, could negatively impact its competitive position. Even if not challenged, Calyxt’s patents and patent applications may not adequately protect its product candidates or technology or prevent third parties from designing around such patent claims.

•

Calyxt will not seek to protect its intellectual property rights in all jurisdictions throughout the world and consequently, may not be able to prevent third parties from using its technologies in such jurisdictions. Because the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States, Calyxt may not be able to adequately enforce its intellectual property rights even in jurisdictions where it does seek protection.

•

Third parties may assert rights to inventions that Calyxt develops or otherwise regards as its own. Such claims could result in ownership disputes where litigation may be necessary. If Calyxt is not successful in litigation, it may be precluded from using certain intellectual property or may lose its rights in that intellectual property.

•

Any infringement, misappropriation, or other violation by Calyxt of intellectual property rights of others may prevent or delay its product development efforts and may prevent or increase the costs of Calyxt successfully commercializing its product candidates, if approved.

•	Calyxt may be unsuccessful in developing, licensing, or acquiring intellectual property that may be required to develop and commercialize its product candidates.

•

Calyxt intends to license certain product candidates that it develops and, in some cases, TALEN technology to third parties. In such cases, Calyxt will be dependent on these licensees to successfully commercialize these product candidates or product candidates developed with Calyxt’s technology.

•	Some of the licenses Calyxt may grant to its licensing partners may be exclusive, which could limit further licensing or partnership opportunities for Calyxt.

Risks Related to Calyxt’s Organization and Operation

•

Calyxt depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if it loses key management personnel or cannot attract and retain other qualified personnel.

•	Calyxt’s business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in our cyber-security.

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

•

the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability and the plausibility case law requirements that may exist in certain jurisdictions;

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

Even if we own, obtain or in-license patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights or other intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop and, if approved, commercialize our product candidates. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications, including intermediate documents, may have priority over patent applications filed by us or our licensors.

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

Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation or transfer of ownership of our or our licensors’ patents or a finding that they are unenforceable. We or our licensors may or may not choose to pursue litigation or other actions against those that have infringed on our or their patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In some cases, the enforcement and defense of patents we in-license is controlled by the applicable licensor. If such licensor fails to actively enforce and defend such patents, any competitive advantage afforded by such patents could be materially impaired. In addition, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we or our licensors can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging or claiming ownership over our intellectual property rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective or sufficient.

In addition to contractual measures that we implement in our agreements with third-party service providers and in strategic licensing agreements, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee, consultant, or collaborator with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate or sufficiently swift remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed or lawfully reverse-engineered by others in a manner that could prevent legal recourse by us.

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

The patent positions of biotechnology and biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological and biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post- grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any such patents and patent applications may have a material adverse effect on our business.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2021 to 2033, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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

Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our strategic licensing arrangements. These agreements provide that we must negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the strategic arrangement. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective strategic licensing arrangement. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a collaborator’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products and technology, or may lose our rights in that intellectual property. Either outcome could have a material adverse effect on our business.

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

We currently employ, and may in the future employ, individuals who were previously employed or worked as an intern at universities or other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

If our development activities are found to infringe any such patents or other intellectual property rights, we may have to pay significant damages or seek licenses to such patents or other intellectual property. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights.

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

Any legal action against us or our collaborators could lead to:

•	payment of damages, potentially including treble or punitive damages if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products;

•

our or our collaborators being required to obtain a license under third-party intellectual property, and such license may not be available on an exclusive basis, on commercially acceptable terms, or at all; or

•	extensive discovery in which our confidential information could be compromised.

Any of these outcomes could have a material adverse impact on our cash position and financial condition and our ability to develop and commercialize our product candidates.

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

We have rights, through licenses from third parties and under patents that we own, to the intellectual property to develop our product candidates. Because our programs may involve additional product candidates or improved formulations of existing product candidates that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights or to do so on commercially reasonable terms. For example, we sometimes collaborate with academic institutions to accelerate our research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic collaboration. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans.

The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size and greater capital resources and development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to us.

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

Risks Related to Human Capital

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

In order to induce valuable employees to remain at Cellectis, we have provided from time to time free shares and stock options to purchase ordinary shares that vest over time. The value to employees of free shares and stock options that vest over time may be significantly affected by movements in the price of our ordinary shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. In addition, our board’s authority to grant equity incentive instruments is subject to an approval of a two-thirds majority of the votes cast of our shareholders. Our shareholders may vote against some or all resolutions giving authority to our board to grant such equity awards.

Risks Relating to Our Status as a Foreign Private Issuer and a French Company

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

a merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast of the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may in the future grant to our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, which could be used as a possible defense following the launching of a tender offer for our shares;

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

French law may limit the amount of dividends we are able to distribute, and we do not currently intend to pay dividends.

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

As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2020 include the accrual for a French research tax credit related to 2020 for $9.2 million and research tax credit related to previous periods for $1.3 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. As a result of the audit, the French Tax Authority withheld a portion of the 2018 research tax credits payment corresponding to the nature of certain employee costs. We challenged the French Tax Authority’s withholding and do not believe that a provision should be recorded at this time. Should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows.

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

The PCAOB, is currently unable to inspect the audit work of our auditor.

Our auditor, Ernst & Young et Autres, is registered with the Public Company Accounting Oversight Board (PCAOB) in the United States. The PCAOB’s cooperative arrangement with the French audit authority expired in December 2019. The expiration of this cooperative arrangement prevents inspections of registered firms in France until a new arrangement is concluded. Such inspections assess a registered firm’s compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. As a result, our investors may not realize the potential benefits of such inspections until a new cooperative arrangement, which is currently under negotiation, is entered into and inspections in France resume. The current inability of the PCAOB to conduct inspections of auditors in France also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of France that are subject to PCAOB inspections.

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2020. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ended December 31, 2021 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).2

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC statutes.

Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for taxable year ended December 31, 2021 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. The market value of our assets may be determined in large part by reference to our market capitalization (and, therefore, the market price of the ADSs and our ordinary shares, which has fluctuated and is likely to continue to fluctuate, substantially).

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

As a foreign private issuer listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance standards. However, as a foreign private issuer, Nasdaq’s rules permit us to follow the corporate governance practices of France, which differ significantly from certain corporate governance standards of the Nasdaq. For example, neither the corporate laws of France nor our By-laws require a majority of our directors to be independent and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. In addition, French governance practice does not require us to maintain a nominating and corporate governance committee or to maintain a compensation committee composed entirely of independent directors. Currently, we follow home country practice in certain key respects. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. A discussion of our corporate governance practices is set forth in the section titled “Management—Corporate Governance Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

Based on our determination made on June 30, 2020 (the last business day of our most recently completed second fiscal quarter), we currently qualify as a foreign private issuer. The next determination will be made with respect to us on June 30, 2021.

We will lose our foreign private issuer status if, as of the relevant determination date, more than 50% of our securities are held by U.S. residents and (i) more than 50% of our executive officers or more than 50% of the members of our board of directors are residents or citizens of the United States, (ii) more than 50% of our assets are located in the United States, or (iii) our business is principally administered within the United States we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic public company would be significantly more than the costs we currently incur as a foreign private issuer.

It may be difficult to enforce civil liabilities against our company and directors and senior management and the experts named in this Annual Report.

[2]	NTD: JD Tax reviewing

Certain members of our board of directors and senior management are not residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a company in the company’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the company and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

Risks Related to Ownership of Our ADSs

Holders of our ADSs do not directly hold our ordinary shares.

Holders of ADSs are not treated as one of our shareholders and do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, through the custodian or the custodian’s nominee, is the holder of the ordinary shares underlying all ADSs. Holders of ADSs have only ADS holder rights. Among other things, ADS holder rights do not provide for double voting rights, which otherwise would be available to holders of ordinary shares held in a shareholders’ name for a period of at least two years. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $7.32 and as high as $50.00 through March 4, 2021. The market price of the ADSs may fluctuate significant in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares.

Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 52.89% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2020. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal name is Cellectis SA and our commercial name is Cellectis. We were incorporated as a société anonyme, or S.A., under the laws of the French Republic on January 4, 2000 for a period of 99 years. We are registered at the Paris Registre du Commerce et des Sociétés under the number 428 859 052. Our principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France, and our telephone number is +33 1 81 69 16 00. Our agent for service of process in the United States is Cellectis, Inc. located at 430 East 29th Street, New York, New York 10016. We also maintain a website at www.cellectis.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.

Our capital expenditures and additions to intangible assets for the years ended December 31, 2018, 2019 and 2020 together amounted to $4.9 million, $13.0 million and $50.6 million, respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Calyxt’s and Cellectis’ sites and investments in connection with the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2021 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

Business Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells will allow us to develop cost-effective, off-the-shelf products that are capable of being cryopreserved, stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature certain safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications. We also own 64.7% (as of December 31, 2020) of Calyxt, which is a technology company focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries.

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

Limitations of Current Autologous Treatments and Key Benefits of our UCART approach

Many of the CAR T-cell immunotherapy treatments currently under development are created through an autologous approach in which the patient’s own T-cells are engineered to fight cancer cells. Part of our scientific basis for pursuing allogeneic approaches rests in the recognized limitations of autologous approaches, including:

•

Autologous treatments must be specifically manufactured for each patient and the resulting engineered cells may have different properties due to significant patient-to-patient variability in the quality of the T-cells;

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

Although some autologous approaches to CAR T-cell have demonstrated encouraging clinical data, we believe our CAR-T approach and manufacturing process has the potential to provide the following benefits:

•	Market access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing. Streamlined manufacturing process has the potential to reduce costs, with potentially hundreds of doses per batch;

•	Novel Features. Develop products with specific safety and control properties, through a CAR linked to a “suicide switch—a molecular trigger designed to initiate programmed cell death;

•	Safety. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR), which is responsible for T-cells’ recognition of non-self antigens; and

•	Persistence. Manage rejection and persistence of the UCART product candidate, through the option to inactivate CD52 or beta2-microglobulin (ß2M) genes respectively.

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

Our candidate products

We are directly developing product candidates internally and have also enter into strategic licensing relationships with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier (“Servier”). We believe that our agreements with Allogene and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field and the strength of our intellectual property portfolio. The license agreements governing these strategic relationships provide for potential milestone payments to us of up to $3.2 billion and royalties on future sales.

Under the License Agreement dated March 7, 2019 between Allogene and us (the “Allogene License Agreement”), Allogene has exclusive rights to pursue development and commercialization of products for a total of fifteen selected targets, including BCMA (targeted by the Allogene’s product candidates named “ALLO-715” and “ALLO-605”), FLT3 (targeted by the Allogene’s product candidate named “ALLO-819”), CD70 (targeted by the Allogene’s product candidate named “ALLO-316”), and DLL3.

Under the License, Development and Commercialization Agreement dated March 6, 2019, between Servier and us, and as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier has an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A (Allogene’s product candidate developed pursuant to a sublicense by Servier to Allogene). When initially entered into in March 2019, the Servier License Agreement extended, updated and replaced a prior collaboration with Servier.

The exclusive rights for the development and commercialization of UCART19 in the United States have been sublicensed by Servier to Allogene (such rights having been previously held by Pfizer, Inc. and transferred to Allogene).

Historical Overview – Product Candidates Being Developed Pursuant to Licenses

UCART19

In 2016, Servier commenced two Phase 1 clinical studies for the first version of UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), referred to as the CALM study, and one in pediatric ALL, referred to as the PALL study. We refer in this Annual Report to the CALM and the PALL Studies, collectively as the UCART19 Clinical Studies.

The CALM study commenced in the United Kingdom, the United States, France and Japan and the PALL study is commenced in the United Kingdom, Belgium, France, Spain and the United States. Currently, the UCART19 Studies in the United States are conducted by Servier, in collaboration with Allogene.

In November 2020, the UCART19 Clinical Studies were completed. Servier has informed us that no additional patients are planned for enrollment, but all patients from the UCART19 Clinical Studies will continue the long-term follow-up study as planned. We understand that Servier and its sublicensee, Allogene, are reviewing the development strategy for ALL.

ALLO-501 and ALLO-501A

In January 2019, Allogene announced, in collaboration with Servier, that the FDA approved the Investigational New Drug (IND) for Phase 1 clinical study for ALLO-501, in relapsed or refractory Non-Hodgkin Lymphoma (NHL), which is referred to as the “ALPHA Study”. ALLO-501 corresponds to UCART19 and is licensed to Allogene, pursuant to the sublicense from Servier discussed above.

In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-501A, in relapsed or refractory non-Hodgkin lymphoma (NHL), which is referred to as the “ALPHA2 Study”. ALLO-501A was created to omit the rituximab recognition domains originally added in ALLO-501, allowing for use in a broader patient population, including those NHL patients with recent rituximab exposure.

ALLO-715

In June 2019, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-715, in relapsed or refractory (r/r) Multiple Myeloma (MM), which is referred as to the “UNIVERSAL Study”. ALLO-715 is a gene-edited allogeneic CAR T-cell product targeting BCMA and is licensed to Allogene pursuant to the Allogene License Agreement.

In December 2020, Allogene announced that the FDA had approved the IND for ALLO-715 in combination with nirogacestat, a SpringWorks Therapeutics’ investigational gamma secretase inhibitor, in patients with relapsed or refractory MM.

ALLO-316

In December 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-316, in Renal Cell Carcinoma (RCC), which is referred to as the “TRAVERSE Study.” ALLO-316 is a gene-edited allogeneic CAR T-cell product targeting CD70 and is licensed to Allogene pursuant to the Allogene License Agreement.

Historical Overview – Product Candidate We Are Developing

UCART123

In December 2016, we submitted an IND application for UCART123 with respect to two proposed Phase 1 studies to be conducted, one in Acute Myeloid Leukemia (AML) and one in Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN). In June 2019, we decided to focus on the AML clinical trial and terminated the BPDCN study. This discontinuation of the BPDCN study was not a consequence of any safety concern.

In June 2019, we submitted a new IND application with respect to a proposed Phase 1 study to be conducted in relapsed/refractory Acute Myeloid Leukemia (r/r AML) with a new version of the UCART123 product candidate. In July 2019, the FDA approved the IND and the first patient was dosed in January 2020 at MD Anderson Cancer Center (Houston, Texas). This study, which is referred to as AMELI-01, replaces the first clinical study for UCART123 on AML. We refer in this Annual Report to this study as the UCART123 Clinical Study or the AMELI-01 Study.

UCART22

In April 2018, we submitted an IND application with respect to a proposed Phase 1/2 study to be conducted in relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). In May 2018, the FDA approved the IND, and the first patient was dosed in November 2019 at MD Anderson Cancer Center (Houston, Texas). This study is referred to as BALLI-01. We refer in this Annual Report to this study as the UCART22 Clinical Study or BALLI-01 Study.

UCARTCS1

In December 2018, we submitted an IND application with respect to a proposed Phase 1 study to be conducted in relapsed / refractory Multiple Myeloma (r/r MM). In January 2019, the FDA approved the IND, and the first patient was dosed in October 2019 at MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCARTCS1 Clinical Study or MELANI-01 Study.

On July 6, 2020, we announced that the MELANI-01 Study was placed on clinical hold by the FDA. On November 17, 2020, we announced that the FDA had lifted the clinical hold. We worked closely with the FDA to address its inquiries, which included adjustments to the MELANI-01 clinical protocol to enhance patient safety.

The MELANI-01 Study is currently open to patients recruitement at Hackensack Meridian Health (Hackensack, New Jersey) and MD Anderson Cancer Center (Houston, Texas.

Calyxt

Until July 2017, we fully owned Calyxt, Inc. Calyxt a technology company focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries.

As of December 31, 2020, Cellectis owns approximately 64.7% of Calyxt’s common stock. In connection with Calyxt’s initial public offering, we and Calyxt entered into certain agreements which have been subsequently amended, that provide a framework for our ongoing relationship with Calyxt.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform.

The key elements of our strategy are to:

•	Advance our self-owned allogeneic UCART portfolio of product candidates up to the Biologics License Application (BLA) and commercialize them;

•	Utilize our self-owned manufacturing network to produce commercial-grade UCART products for clinical use, as well as critical raw and starting material of the UCART product candidates;

•	Structure a commercial launch plan for our self-owned product candidates;

•	Prepare our next innovative project through an hematopoietic stem cells (HSC) platform;

•

Through our 64.7% (as of December 31, 2020) ownership in Calyxt, leverage the use of our gene-editing platform for the delivery of plant-based innovations and solutions with substantial disruption potential across multiple industries.

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers. Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an “off-the-shelf” treatment. Each UCART product candidate is designed to target a selected antigen expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as ALL, AML, NHL, MM and other types of cancers.

The following chart highlights our key product candidates:

*	We expect the pivotal phase to be the last clinical phase before commercialization

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

Renal Cell Carcinoma (RCC)

Clear cell renal cell carcinoma (ccRCC) is the most common subtype of renal cancer. Approximately 73,750 new cases of renal cell carcinoma are estimated to be diagnosed in the United States and 14,830 deaths are estimated in 2020, according to the American Cancer Society. While the median survival for patients with stage IV disease was a little over one year when cytokines were the predominant systemic therapies, analyses from the International Metastatic Renal Cell Carcinoma Database Consortium (IMDC) based upon more than 2,200 patients treated with targeted therapies report a median survival of 28 months in patients who were eligible for clinical trials. Another contemporary trial using targeted therapy reported a median survival of 28 to 29 months in patients treated with sunitinib or pazopanib, mirroring the IMDC results. Analysis using proteomic and immunohistochemistry techniques have demonstrated a high level of CD70 expression in clear cell renal cell carcinoma (ccRCC) cell lines and in more than 80% of human ccRCC tumor samples.

UCART123 for AML

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the alpha chain of the interleukin-3 receptor (IL3RA), or CD123, and is currently being developed for the treatment of AML.

Product Features

UCART123 is designed to become active, proliferate, secrete cytokines and kill CD123 expressing cells. UCART123 bears a CAR targeting the CD123 antigen, providing specificity for CD123 expressing cells. In addition, as with all UCART products, UCART123 lacks the TCR and is intended to be used in an allogeneic context. UCART123 activity could potentially lead to eradication of CD123-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification. The current version of UCART123 has, in addition of the suppression of the TCRα gene, the suppression of the CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody as part of the preconditioning.

Clinical Development Status

The AMELI-01 Study, which replaced the first clinical study for UCART123 on AML, is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with r/r AML. This trial is a dose-escalation study for UCART123 with 4 separate dose cohorts across different lymphodepletion regimens. The primary endpoints of the trial are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD123 (UCART123) administered to patients with relapsed or refractory acute myeloid leukemia (r/r AML); and to determine the maximum tolerated dose (MTD) of UCART123. An optimal dose of UCART123 will be recommended for Phase 2. The clinical study protocol allows for up to 22 patients to enroll in the dose escalation period and 18-37 patients in the dose expansion period of the Phase 1 study.

In March 2020, we filed an amendment to the protocol of the AMELI-01 Study to evaluate the addition of an anti-CD52 antibody to the lymphodepletion regimen compared to the pre-amendment fludarabine-cyclophosphamide lymphodepletion regimen. An anti-CD52 antibody-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART123 in AML. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. The AMELI-01 Study is currently open for patient recruitment at MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber Cancer Institute (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois) and University of Miami (Miami, Florida). As of the date of this Annual Report, we are enrolling patients in the second dose level of the AMELI-01 Study with lymphodepletion regimen including an anti-CD52 monoclonal antibody.

UCART22 for B-ALL

UCART22 is an allogeneic engineered T-cell product candidate designed for the treatment of CD22-expressing hematologic malignancies and is currently being developed for the treatment of B-ALL.

Product Features

UCART22 is an allogeneic engineered T-cell product candidate intended for the treatment of CD22-expressing hematologic malignancies. UCART22 is designed to become active, proliferate, secrete cytokines and kill CD22 expressing cells (i.e. either CD22 positive tumor cells or non-malignant CD22-positive B lineage cells). UCART22 bears a CAR targeting the CD22 antigen, providing specificity for CD22 expressing cells. As with all UCART products, UCART22 lacks the TCR and is intended to be used in an allogeneic context. In addition, UCART22 has undergone the suppression of the CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody as part of the preconditioning.

UCART22 activity could potentially lead to eradication of CD22-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification.

Pre-clinical findings

UCART22 has been evaluated both in vitro and in animal studies, with promising results.

In vitro studies demonstrated efficient killing of human CD22-bearing cell lines by UCART22. In addition, UCART22 has also demonstrated efficient killing of human CD22-expressing cells derived from ALL patients. Animal studies were conducted in mice injected both with UCART22 and human CD22-bearing tumor cells and have shown anti-tumor activity in an immunodeficient mouse model. Further in vitro and in vivo studies are ongoing to further investigate the safety and the activity of UCART22.

Pre-clinical and translational activities on UCART22 in ALL were performed in collaboration with MD Anderson Cancer Center.

Clinical Development Status

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with r/r ALL. This trial is a dose-escalation and expansion study for UCART22 with 3 separate dose cohorts. The primary endpoints are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD22 (UCART22) administered to patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL) and to determine the Maximum Tolerated Dose (MTD) of UCART22. Secondary endpoints include assessment of the efficacy of UCART22 (rate of objective response) in relapsed or refractory B-ALL patients, and minimal residual disease (MRD)+ B-ALL patients; assessment of the duration of response (DoR), time to response, progression-free survival (PFS), and overall survival. An optimal dose of UCART22 will be recommended for the expansion phase. The clinical study protocol allows for up to 30 patients to enroll in the dose escalation period and 12-30 patients in the dose expansion period of the Phase 1/2 study.

In April 2020, we filed an amendment to the protocol of the BALLI-01 Study to open the study to young adults and adolescents and to evaluate the addition of an anti-CD52 antibody to the lymphodepletion regimen compared to the pre-amendment fludarabine-cyclophosphamide lymphodepletion regimen. An anti-CD52 antibody-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART22 in ALL. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy.

We plan to expand the study outside the United States in 2021.

Clinical Findings

In December 2020, we presented preliminary results from the Phase 1 BALLI-01 Study of UCART22 in r/r B-ALL at the American Society of Hematology annual meeting. As of the November 2, 2020 data cutoff, 7 patients were enrolled, and 5 patients received UCART22 cells after fludarabine /cyclophosphamide preconditioning. One patient failed screening and one patient was discontinued prior to the administration of UCART22 cells due to an adverse event related to the lymphodepletion. No patient experienced a DLT, ICANS, GvHD, or an adverse event of special interest (AESI). No UCART22-related Grade 3 or higher adverse events (AE) or serious adverse events (SAEs) were reported. Two patients experienced a Grade 1 cytokine release syndrome, or CRS, and one patient experienced Grade 2 CRS. Three patients experienced four treatment-emergent SAEs not related to UCART22 treatment. No patient discontinued treatment due to a UCART22-related treatment-emergent adverse event. Two patients in Dose Level 1 achieved an objective response of complete remission with incomplete hematologic recovery (CRi) at Day 28, one of which attained a complete remission (CR) at Day 42 and received an allogeneic bone marrow transplant after subsequent therapy with inotuzumab. One patient in Dose Level 2 with refractory disease did achieve a noteworthy reduction in bone marrow blasts (60% at screening, 16% at Day-1, 65% at Day 14, down to 13% at Day 28)

after treatment with UCART22, but then progressed. Host lymphocyte reconstitution was observed in all patients within the DLT period (range Day 9-Day 28). Correlative analysis of UCART cell expansion and persistence is ongoing. UCART22 demonstrated preliminary signs of activity at low dose levels with fludarabine/cyclophosphamide (FC) lymphodepletion regimen, without unexpected nor significant treatment-related toxicities. Host immune recovery was observed early, supporting the addition of alemtuzumab to the FC lymphodepletion regimen which is expected to result in a deeper and more sustained cell depletion and thereby promote expansion and persistence of UCART22 cells.

The BALLI-01 Study is currently open to patient recruitment at New York Presbyterian / Weill Medical College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois), MD Anderson Cancer Center (Houston, Texas), University of California Los Angeles (Los Angeles, California) and Dana Farber Cancer Institute (Boston, Massachussets). As of the date of this Annual Report, we are enrolling patients in the second dose level of the BALLI-01 Study with lymphodepletion regimen including an anti-CD52 monoclonal antibody.

UCARTCS1 for MM

UCARTCS1 is an allogeneic engineered T-cell product candidate designed for the treatment of CS1 (also known as SLMAF7 or CD319)-expressing hematologic malignancies, and is currently being developed for the treatment of relapsed or refractory MM.

Product Features

UCARTCS1 is designed to become active, proliferate, secrete cytokines and kill CS1 expressing cells. As CS1 is strongly expressed on the cell surface of CD8 T-cells but also mildly expressed on CD4 cells, B cells, NK cells and macrophages, the CS1 gene is inactivated in UCART cells prior to transduction with a viral vector encoding an anti-CS1 CAR. The inactivation of the CS1 gene may improve the production and activity of UCARTCS1 by preserving the balance between CD8 and CD4 T-cell population. In addition, as with all UCART products, UCARTCS1 lacks the TCR and is intended to be used in an allogeneic context. We believe that UCARTCS1 might have a potential lymphodepleting activity by attacking the immune cells of the patient expressing CS1.

As compared to BCMA, another target frequently addressed by MM CAR-T candidates, CS1 expression has been observed to be higher and more uniform. In certain mouse models, CS1 CAR-T therapy has shown deeper response than what is seen with BCMA CAR-T therapy.

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

Translational activities for UCARTCS1 in MM were performed in collaboration with the MD Anderson Cancer Center.

Clinical Development Status

The MELANI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with r/r MM. This trial will be a dose-escalation study for UCARTCS1 with 3 separate dose cohorts. The primary endpoints are to assess the safety and tolerability of UCARTCS1 administered to patients with relapsed or refractory (r/r) Multiple Myeloma (MM); and to determine the Maximum Tolerated Dose (MTD) of UCARTCS1 in this population. Secondary endpoints include assessment of the efficacy of UCARTCS1 as measured by International Myeloma Working Group response criteria; assessment of the duration of response, time to response, progression-free survival, and overall survival. An optimal dose of UCARTCS1 will be recommended for Phase 2. The clinical study protocol allows for up to 18 patients to enroll in the dose escalation period and 12-30 patients in the dose expansion period of the Phase 1.

In July 2020, the MELANI-01 Study was placed on clinical hold by the U.S. FDA. This clinical hold was initiated following the submission of a safety report regarding one patient enrolled in the study at dose level two (DL2). This patient, who had been treated unsuccessfully, prior to enrollment, with more than ten lines of therapy, including autologous CAR T-cells, experienced a fatal treatment-emergent adverse event of cardiac arrest. We worked closely with the FDA to address the agency’s inquiries, which include adjustments to the MELANI-01 clinical protocol designed to enhance patient safety. In November 2020, the FDA lifted the clinical hold.

The MELANI-01 Study is currently open to patients recruitment at Hackensack Meridian Health (Hackensack, New Jersey). and MD Anderson Cancer Center (Houston, Texas), to efficiently obtain the required local approvals to reopen the trial and resume patient enrollment.

Self-owned UCART programs for solid tumors

We are currently applying our UCART platform to develop CAR-T candidates targeting solid tumors. Our self-owned UCART programs for solid tumors is currently in the preclinical phase of development.

Programs Under Strategic Licensing Agreements

UCART19 for ALL

UCART19 is an allogeneic, off-the-shelf T-cell product candidate designed to fight hematological malignancies, such as ALL, expressing the B-lymphocyte antigen CD19.

In November 2015, Servier acquired the exclusive rights to the first UCART19 product from Cellectis. UCART19 is being jointly developed under a clinical development collaboration between Servier and Allogene based on the exclusive license by us to Servier. Servier grants to Allogene exclusive rights to UCART19 in the United States, while Servier retains exclusive rights for all other countries.

Product Features

UCART19 is designed to become active, proliferate, secrete cytokines and kill CD19-bearing B-cell malignancies upon contact with such cells, following administration to patients. Activation of UCART19 is driven by contact between its anti-CD19 CAR and the CD19 protein on the surface of tumor cells.

UCART19 cells bear a CAR targeting the CD19 antigen that drives their capacity to kill CD19-bearing cells. Moreover, as with all UCART product candidates, UCART19 lacks the TCR responsible for recognition of non-self antigens by the T-cells, which allows use of healthy donor T-cells to produce UCART19, with reduced potential for GvHD. In addition, some UCART19 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab. This feature permits the use of UCART19 in patients recently treated or being treated with the immunosuppressing/lymphodepleting agent alemtuzumab.

Clinical Development Status

In 2016, Servier commenced the UCART19 Clinical Studies – a Phase 1 clinical study in pediatric ALL, the PALL study, and a Phase 1 clinical study in adult patients with ALL, the CALM study.

As of the date of this Annual Report, the UCART19 Clinical Studies have been completed. Allogene has reported that all patients from both studies will continue the long-term follow-up as planned.

Clinical Findings

In December 2020, Servier published, in the Lancet journal, pooled results of the UCART19 Clinical Studies. Between June 2016 and October 2018, seven children and 14 adults were enrolled in the two studies and received UCART19. Cytokine release syndrome, or CRS, was the most common adverse event and was observed in 19 patients (91%); three (14%) of whom had grade 3 or 4 CRS. Other adverse events were grade 1 or 2 neurotoxicity in eight patients (38%), grade 1 acute skin graft-versus-host disease, or GvHD, in two patients (10%), and grade 4 prolonged cytopenia in six patients (32%). Two treatment-related deaths occurred; one caused by neutropenic sepsis in a patient with concurrent CRS and one from pulmonary hemorrhage in a patient with persistent cytopenia. 14 (67%) of 21 patients had a complete response (CR) or complete response with incomplete (Cri) hematological recovery 28 days after infusion.

Patients not receiving alemtuzumab (n=4) showed no UCART19 expansion or antileukemic activity. The median duration of response was 4.1 months with ten (71%) of 14 responders proceeding to a subsequent allogeneic stem-cell transplant. Progression-free survival at 6 months was 27%, and overall survival was 55%.

According to the article, these two studies show, for the first time, the feasibility of using allogeneic, genome-edited CAR T cells to treat patients with aggressive leukemia. UCART19 exhibited in-vivo expansion and antileukemic activity with a manageable safety profile in heavily pretreated pediatric and adult patients with relapsed or refractory B-cell acute lymphoblastic leukemia.

ALLO-501 and ALLO-501A, for DLBCL and FL

ALLO-501 (or UCART19, which we exclusively license to Servier pursuant to the Servier License Agreement, and which has been sublicensed to Allogene by Servier in the United States) is an allogeneic engineered T-cell product intended for the treatment of CD19-expressing hematologic malignancies.

ALLO-501A was created as a second-generation version of ALLO-501, designed to omit the rituximab recognition domains originally added in ALLO-501. Because rituximab is a typical part of the treatment regimen for a patient with NHL, this change is intended to facilitated treatment of a broader patient population.

Development Status

In January 2019, Allogene announced, in collaboration with Servier, that the FDA approved the IND for Phase 1 clinical study for ALLO-501 in relapsed or refractory NHL (the “ALPHA Study”). The ALPHA Study is an open-label, Phase 1, single arm, multicenter clinical trial evaluating the safety and tolerability of ALLO-501 in adult patients with the most common r/r NHL subtypes, including r/r large B-cell lymphoma, including DLBCL, and r/r follicular lymphoma (FL). The trial is a dose-escalation study for ALLO-501 with three separate dose cohorts. Prior to ALLO-501 treatment, all patients undergo lymphodepletion with a regimen of fludarabine, cyclophosphamide and ALLO-647 (an anti-CD52 monoclonal antibody).

In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1/2 clinical study for ALLO-501A in relapsed or refractory NHL (the “ALPHA2 Study”). The ALPHA2 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial of ALLO-501A in adult patients with R/R large B-cell lymphoma, including DLBCL, or transformed FL. The Phase 1 portion of the ALPHA2 Study is designed to assess the safety and tolerability at increasing dose levels of ALLO-501A and identify the recommended doses of ALLO-501A and ALLO-647 (an anti-CD52 monoclonal antibody) for use in the Phase 2 portion of the trial. Allogene initiated the ALPHA2 Study in the second quarter of 2020.

Clinical Findings

In May 2020, Allogene, in collaboration with Servier, reported results from the ALPHA Study at the American Society of Clinical Oncology (ASCO) annual meeting.

As of the May 2020 data cutoff, 22 patients were evaluable for safety and 19 patients were evaluable for efficacy with at least one month tumor assessment.

ALLO-501 in combination with the lymphodepletion regimen of fludarabine, cyclophosphamide and ALLO-647 was well tolerated, with no dose-limiting toxicities, graft-vs-host disease (GvHD) or immune effector cell-associated neurotoxicity syndrome (ICANS) observed. Cytokine release syndrome, or CRS, occurred in seven (32%) of the patients, was mainly mild to moderate in severity, manageable with standard recommendations, and all events resolved within a maximum of seven days. Four patients (18%) experienced serious adverse events (“SAEs”): one patient had Grade 2 pyrexia and Grade 2 cytomegalovirus (“CMV”) reactivation which resolved in two days and six days, respectively; one patient had Grade 3 rotavirus infection and Grade 3 hypokalemia which resolved in 15 days and two days, respectively; one patient had Grade 3 febrile neutropenia and Grade 3 hypotension which each resolved in two days; and one patient had a Grade 3 upper GI hemorrhage which resolved in one day and Grade 3 CMV reactivation which resolved in 25 days.

Across all dose levels, seven complete responses (CR) and five partial responses (PR) were observed for an overall response rate (ORR) of 63% and CR rate of 37%. With a median follow-up of 3.8 months, nine of twelve (75%) responder patients remain in response as of the May 2020 data cutoff. Higher dose ALLO-647 were associated with higher CR rates, deeper lymphodepletion and delayed host T cell recovery. Within the overall efficacy analysis, higher response rates were observed in CAR-T naïve patients, with an ORR of 75% and CR rate of 44%.

Allogene has reported that it is continuing the ALPHA Study to further explore and optimize the lymphodepletion regimen and treatment.

ALLO-715, for MM

ALLO-715, which we exclusively license to Allogene pursuant to the Allogene License Agreement, is an allogeneic engineered CAR T-cell product targeting BCMA.

Development Status

In June 2019, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-715, in relapsed or refractory (r/r) multiple myeloma (MM), which is referred as to the “UNIVERSAL Study”. The UNIVERSAL Study is an open-label, Phase 1, single arm, multicenter clinical trial evaluating the safety and tolerability of ALLO-715 in adult patients with r/r MM. The trial is a dose-escalation study for ALLO-715 with three initial planned dose cohorts. Prior to ALLO-715 treatment, patients undergo lymphodepletion with one of two lymphodepletion regimens: FCA (the primary focus of enrollment) – a regimen of fludarabine, cyclophosphamide and ALLO-647; or CA – a regimen of cyclophosphamide and ALLO-647.

In December 2020, Allogene announced that the FDA had approved the IND for ALLO-715 in combination with nirogacestat (a SpringWorks Therapeutics’ investigational gamma secretase inhibitor) in patients with r/r MM.

Clinical Findings

In December 2020, Allogene reported initial results from the Phase 1 of the UNIVERSAL Study at the American Society of Hematology (ASH) annual meeting.

As of the October 30, 2020 data cutoff, 35 patients were enrolled with 31 patients evaluable for safety and 26 patients evaluable for efficacy. ALLO-715 in combination with the lymphodepletion regimens, each including ALLO-647, were well tolerated with no graft-vs-host disease (GvHD) or immune effector cell-associated neurotoxicity syndrome (ICANS) observed. Grade 1 and Grade 2 cytokine release syndrome, or CRS, was reported in 14 patients (45%) and was manageable with standard therapies. Infection events of Grade 3 of higher in the trial reported in 5 patients (16%) was similar to what has been reported in other advanced multiple myeloma studies. Adverse events of Grade 3 or higher, reported as serious adverse events, occurred in 19% of patients. A single Grade 5 event related to progressive myeloma and conditioning regimen occurred in the CA lymphodepletion regimen (CA), which was based on the CA cohort.

At dose level 3 of ALLO-715 (320 million cells) within the FCA lymphodepletion regimen, 6 of 10 (60%) patients achieved an overall response rate (ORR) and 4 of 10 (40%) patients achieved a very good partial response (VGPR) or better (VGPR+). A minimal residual disease (MRD) assessment was completed in five of the six patients achieving VGPR+ across all cohorts and all lymphodepletion regimens, and all achieved an MRD negative status. With a median follow-up for efficacy of 3.2 months, 6 of 9 (67%) responding patients treated at dose level 3 (320 million cells) or dose level 4 (480 million cells) of ALLO-715 remain in response as of the October 2020 data cutoff.

ALLO-316, for RCC

ALLO-316, which we exclusively license to Allogene pursuant to the Allogene License Agreement, is an allogeneic engineered CAR T-cell product targeting CD70.

Development Status

In December 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-316, in RCC.

Other gene editing programs

Beyond our CAR-T programs, we are leveraging our TALEN gene editing platform to pursue additional development opportunities, both internally and in collaboration with third party companies and academic centers. We aim to enter the clinic with one or more gene editing programs beyond UCARTs in the future.

Our Licensing Relationships

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have pursued a strategy of forging strong relationships with key pharmaceutical or clinical stage biopharmaceutical companies.

License Agreement with Allogene

In June 2014, we entered into a Research Collaboration and License Agreement (the “Collaboration and License Agreement”) with Pfizer, Inc. (“Pfizer”) pursuant to which we agreed to collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. We granted Pfizer an exclusive, worldwide, royalty-bearing, sublicensable license, on a target-by-target basis, under certain of our intellectual property to make, use, sell, import, and otherwise commercialize products directed at the Pfizer-selected targets in the field of human oncology. Pursuant to the Collaboration and License Agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us. Concurrent with this upfront payment, Pfizer also made a €25.8 million equity investment in our company.

On April 3, 2018, Pfizer and Allogene Therapeutic, Inc. (“Allogene”), a company started by former Kite Pharmaceuticals executives Dr. Arie Belldegrun and Dr. David Chang, announced that they entered into an asset contribution agreement, pursuant to which Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”). Pursuant to the Asset Contribution Transaction, effective as of April 6, 2018, Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell Therapy, including the Collaboration and License Agreement.

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

Pursuant to the Allogene License Agreement, we granted to Allogene an exclusive, worldwide, royalty-bearing, license, on a target-by-target basis, with sublicensing rights under certain conditions, under certain of our intellectual property, including our TALEN and electroporation technology, to make, use, sell, import, and otherwise exploit and commercialize chimeric antigen receptor (CAR) T cells products directed at a total of 15 selected targets, including BCMA, FLT3, DLL3 and CD70, for human oncologic therapeutic, diagnostic, prophylactic and prognostic purposes. In addition, the Allogene License Agreement accommodates an exclusive global license and collaboration agreement under which Allogene has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. Further, Allogene granted us a non-exclusive, worldwide, royalty-free, perpetual and irrevocable license, with sublicensing rights under certain conditions, under certain of Allogene’s intellectual property, to make, use, sell, import and otherwise commercialize CAR T products directed at certain targets.

The Allogene License Agreement provides for development and sales milestone payments by Allogene in a per target aggregate amount of up to $185.0 million , with aggregate potential development and sales milestone payments across all targets totaling up to $2.8 billion. In connection with the dosing of the first patient in its UNIVERSAL Study for ALLO-715, Allogene made a milestone payment of $5.0 million. We are also eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages.

Unless earlier terminated in accordance with the agreement, our agreement with Allogene will expire on a product-by-product and country-by-country basis, upon the later of (1) the expiration of the last to expire of the licensed patents covering such product; (2) the loss of regulatory exclusivity afforded such product in such country, and (3) the tenth anniversary of the date of the first commercial sale of such product in such country; however, in no event shall the term extend, with respect to a particular licensed product, past the twentieth anniversary of the first commercial sale for such product. In addition, Allogene has the right to terminate the agreement at will upon 60 days’ prior written notice, either in its entirety or on a target-by-target basis. Either party may terminate the agreement, in its entirety or on a target-by-target basis, upon 90 days’ prior written notice in the event of the other party’s uncured material breach. The agreement may also be terminated upon written notice by Allogene at any time in the event that we become bankrupt or insolvent or upon written notice within 60 days of a consummation of a change of control of Cellectis.

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

On March 6, 2019, we and Servier entered into a new License, Development and Commercialization Agreement (the “March Servier License Agreement”). The March Servier License Agreement superseded and replaced the Prior Servier Agreement in order to modify the targets covered by our license to Servier, to establish the terms of our and Servier’s collaboration and to reflect the status of products in development.

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

In addition, Servier confirms it will not pursue the development of five other targets for products using Cellectis technology and consequently Cellectis retains control over them.

In addition to an upfront payment of €25 million made by Servier following the execution of the amendment, the Servier License Agreement provides for aggregate additional payments of up to $410 million (370 million Euros), comprising payments for certain specified development and commercial milestones. We are also eligible to receive flat low double-digit royalties based on annual net sales of commercialized products. We are also entitled to a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

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

Research Collaboration and Exclusive License Agreement with Iovance Biotherapeutics

On December 30, 2019, we entered into a research collaboration and exclusive worldwide license agreement with Iovance Biotherapeutics. Iovance licensed our TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. The worldwide exclusive license enables Iovance to use TALEN® technology to address multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of this license include development, regulatory and sales milestone payments to us, as well as royalty payments based on net sales of TALEN®-modified TIL products.

Collaboration and License with Cytovia Therapeutics

On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia Therapeutics, Inc., or Cytovia to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and CAR-NK cells edited with our TALEN (the “Cytovia Agreement”). As per the Cytovia Agreement, Cellectis is eligible to receive an equity stake of $15 million in Cytovia stock or an upfront cash payment of $15 million if certain conditions are not met by December 31, 2021. Cellectis also received an option to participate in certain future financing rounds by Cytovia. In addition to this financial consideration, the Cytovia Agreement provides for aggregate additional payment of up to $760 million of development, regulatory and sales milestones from Cytovia to Cellectis. Cellectis will also receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia.

Collaboration with research and clinical centers

Alliance with The University of Texas MD Anderson Cancer Center

On September 1, 2015, Cellectis and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center) entered into a research and development alliance (the Strategic Alliance Agreement) aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors, particularly MM, ALL, T-cell ALL (T-ALL) and BPDCN. Under this strategic alliance, the MD Anderson Cancer Center and Cellectis have collaboratively conducted several pre-clinical studies on candidate products: UCART123 in BPDCN, UCART38 for T-ALL, UCART22 for ALL and UCARTCS1 for MM. Cellectis has agreed to provide funding and other support for these studies. The objective of the studies was to build on complementary expertise from the MD Anderson Cancer Center and Cellectis for the development of the product candidates. The alliance also includes the possibility for Cellectis and the MD Anderson Cancer Center to collaborate on one or more early phase clinical studies on the same product candidates.

Immunotherapy: Turning the Immune System into “Smart Drugs”

The immune system has evolved to protect the body from invading pathogens or external harmful materials by identifying these foreign bodies through “non-self” antigens, which are molecular signatures that they carry and are foreign to the body. A central function of the immune system is to discriminate between “self,” which is recognized through antigens normally present in the body and borne by cells, proteins, sugars or lipids, and “non-self”, which is detected through abnormal or foreign antigens. Cancer cells thrive, in part, because they trick the immune system into treating them as self, even though they express abnormal antigens, and thus immune tolerance occurs when the immune system fails to recognize and attack tumors. Breaking immune tolerance is an important aspect of most immuno-oncology-based therapeutics because it enables the immune system to recognize and treat tumors as non-self and leads to tumor destruction.

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

T-cells and T-cell Receptors (TCRs)

T-cells are a class of white blood cells that carry a specific TCR at their surface that allows them to recognize and kill other cells that express antigens foreign to the individual. Normal cells express a set of specific molecules, called human leukocyte antigen, or HLA, at their surface. HLA is associated with small fragments, or peptides of the proteins expressed inside the cell or processed from the extracellular body fluids. Fragments of abnormal or foreign proteins (viruses, for example) can attach to HLAs, be presented at the cell’s surface, be recognized by T-cells through these HLA-peptide complexes and identified as foreign antigens. This recognition triggers the activation of the T-cells, which destroy the foreign HLA-peptide complex-bearing cell, secrete specific cytokines attracting other immune-competent cells to their location, and start multiplying to establish a full immune response.

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

Our allogeneic CAR T-cell therapy approach is based on our technology platform which combines CARs, TALEN and PulseAgile, our electroporation device. Our approach aims to deliver off-the-shelf products with the following benefits:

•	Market access. Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing. Streamlined manufacturing process has the potential to reduce costs, with potentially hundreds of doses per batch;

•	Novel Features. Develop products with specific safety and control properties, through a CAR linked to a “suicide switch” a molecular trigger designed to initiate programmed cell death;

•	Safety. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR), which is responsible for T-cells’ recognition of non-self antigens;

•	Persistence. Manage rejection and persistence of the UCART product candidate, through the option to inactivate CD52 or beta2-microglobulin (ß2M) genes respectively.

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

The following diagram shows the structure of a TALEN. The DNA binding domain of TALEN is composed of DNA binding units that individually recognize a single base pair, and that are assembled to collectively recognize a DNA sequence. The specificity of this single base pair recognition is mediated by two of the amino-acids (repeat variable diresidues or RVDs) within each DNA binding units. RVDs (NN, NI, NG, HD, or others) directly interact with the base of the DNA.

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

•

Efficiency. A large percentage of cells treated by the nuclease bear the desired genomic modification after treatment is completed. In our routine gene-editing processes, around 70% of the T-cells treated by TALEN to inactivate one gene bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited T-cells.

The following diagram shows the various gene editing mechanisms enabled by TALEN:

We are able to assemble long arrays of modular domains with predictable specificity for a chosen sequence of DNA unique within a genome. When a TALEN is present, its TALE domains recognize its target DNA sequence and thereby direct the enzyme to the proper chromosomal location. Once bound to their target DNA sequences, DNA cleaving-domains of the TALEN can induce a DNA break at the targeted location to induce permanent DNA modifications. We believe TALEN stands out among nucleases as exceptionally precise, accurate and efficient to perform gene inactivation.

Other Types of Gene Editing Technologies

We have developed a strong expertise and capacity in meganuclease technologies, which involve enzymes capable of recognizing very large unique DNA sequences. In addition, using the flexibility of the TALE domain, we have developed new classes of custom-designed nucleases, such as compact TALEN and mega-TALE nucleases that combine meganucleases and TALEN technology. Compact-TALEN is built with a single TALE molecule fused to a fragment of a chosen meganuclease that carries limited DNA sequence recognition functionality but fully functional DNA-cleaving activity. These chimeric proteins are smaller in size than classical TALEN, which can facilitate their delivery to cells. In contrast, mega-TALE use a full-size meganuclease to enhance their DNA sequence recognition capacities, while demonstrating enhanced precision. We also have discovered a new class of nuclease that we named BurrH nucleases, also based on arrays of single DNA-base recognizing modular domains. In 2018, we announced the issuance of two US CRISPR (clustered regularly interspaced short palindromic repeats) patents, covering certain uses of RNA-guided endonucleases, such as Cas9 or Cpf1, for the genetic engineering of T-cells. In addition, in March 2020, we announced that we have been granted a U.S. patent covering certain method of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology, which complements a previously-granted European patent covering a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, which was upheld in November 2019 following a European opposition procedure.

PulseAgile—Electroporation Technology

In order to perform gene editing, we use our proprietary PulseAgile electroporation technology to introduce nucleases inside the target T-cell where they can access the cell’s DNA. Electroporation allows messenger RNA, or mRNA, molecules coding for the nuclease to enter into the cell, where they are translated into the nuclease protein that can cut into the cell’s DNA. The mRNA molecules are rapidly degraded by the cell, which means that the nuclease is only expressed for a short time.

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

Nuclease Technology and T-cells: The Design Process

Our T-cell gene-editing process involves two engineering rounds:

Gene Editing to add Genes, such as a CAR

Genetic material is added to the T-cell’s genome using a viral vector—a benign modified virus that cannot replicate autonomously but can efficiently deliver such genetic material into a cell with which it is in contact. The genetic material added includes a gene coding for a CAR, which becomes a new receptor at the T-cell’s surface that allows it to recognize and bind to a target molecule that is present at the surface of other cells. At this stage, we can also add other genes to these cells that confer specific properties. For example, we may add “suicide switch” genes, which code for proteins that can make T-cells susceptible to certain drugs and enable us to deplete our engineered T-cells at our discretion by administering a drug to the patient. This system can also be integrated within the CAR itself.

Gene Editing to Inactivate Genes, such as the TCRα and CD52

We use our PulseAgile electroporation technology to introduce specific TALEN mRNA into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

TCRs at the surface of T-cells allow them to recognize cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start to attack them. For this reason, to suppress their alloreactivity, all of our UCART product candidates undergo the inactivation of a gene coding for TCRα, a key component of TCRß, the natural antigen receptor of T-cells. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell would not recognize the tissues of the host patient as foreign and thus would avoid attacking the patient’s tissues. This could avoid the GvHD that can sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients. The figure below depicts the suppression of alloreactivity in T-cells engineered to lack functional TCRs. The figure summarizes experiments in which we injected mice with T-cells engineered for the inactivation of TCRα while injecting other mice with non-engineered T-cells with functional TCRs. We then measured the effects of such injections on mean body weight, which serves as a proxy for the impact of GvHD.

During the manufacturing process, the T cells from a healthy donor are first engineered. The CAR gene is transduced and cell attributes like the TCR alpha gene are knocked out by TALEN. Then, the T-cells of our UCART products are amplified. The desired TCR alpha deleted cells are finally purified from the cells that may still bear a TCR, and are finally frozen. We perform a battery of specialized testing techniques and various quality assurance and quality control assays to further validate cellular functional integrity following gene editing.

The lack of a TCR at the surface of our UCART product candidates is a key feature that allows them to be used as allogeneic off-the-shelf products. Other genes can also be inactivated in this round to confer additional specific attributes to the T-cells. They can be made resistant to, and therefore compatible with, specific medical regimens used during the course of cancer treatments. For example, we inactivate the CD52 gene, which codes for the target of alemtuzumab, a monoclonal antibody sometimes used in CLL patients, that would otherwise destroy our engineered T-cells. Likewise, we believe we can inactivate the deoxycytidine kinase (dCK) or glucocorticoid receptor (GR) genes in order to make our T-cells respectively resistant to purine nucleotide analogs (e.g., fludarabine, clofarabine or cytarabine) or to corticoids that are used for several types of cancer patients.

The following diagram shows the key stages in our engineering of UCARTCS1:

Next-Generation Products – Inactivate Additional Genes, such as ß2M and PD-1

The allogenic CAR T-cell approach developed by Cellectis aims at increasing accessibility to treatment for patients by using healthy donor cells to manufacture CAR T-cells. The inactivation of the TRCα gene reduces the risk of graft vs. host disease. In addition, the use of a lymphodepletion regimen in patients aims at supporting early engraftment of the candidate product, with the optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remaining an area of investigation in the field of CAR T-cell therapy.

We are investigating the inactivation of the beta2-microglobulin (ß2M) gene to increase persistence of allogenic cells in this context. ß2M is necessary for presentation of antigens on HLA class I major histocompatibility complex (MHC) to cytotoxic T-cells. Allogenic TRCα/ß2M double knock-out CAR T-cells infused into a patient are expected not to be recognized by the patient’s own cytotoxicT-cells and therefore to potentially show prolonged survival after patients’ T-cells recover following lymphodepletion.

We have developed several ß2M-specific TALEN allowing high efficiency of gene inactivation in combination with TRCα-specific TALEN (up to 88% double knock-out). We have shown on human and mouse cell models that ß2M inactivation improves allogenic cell survival in the presence of alloreactive T-cells, and we are pursuing the ß2M inactivation approach for some of our preclinical candidates.

Our engineered T-cell could also be made insensitive to inhibition signals, which diminish immune system activity, that may be present within the tumor microenvironment and that usually block T-cell attacks. For example, we inactivate the programmed cell death 1 (PD-1) gene in our engineered T-cells in order to suppress the checkpoint regulator inhibition by tumors expressing PD-1 ligand (PD-L1), a common anti-immune defense mechanism found in cancer. The following diagram shows the inactivation of the PD-1 gene to suppress checkpoint inhibition in the T-cell:

Using our ability to add and to inactivate genes, our platform has the potential to deliver smart T-cells designed for specific indications and purposes.

Next-Generation Products – Armored CARs

While CAR T-cell therapies have led to instances of complete remission in previously untreatable diseases such relapse/refractory ALL, not all patients respond, and even among those that respond, some patients end up relapsing. There is therefore a need to investigate strategies to make CAR T-cells even more effective, such as boosting their activity through overexpression of an immunomodulatory molecule (i.e. a cytokine or a costimulatory receptor). In order to limit toxicity effects due to immunostimulatory molecules being produced uncontrollably and systemically, we have developed strategies exploiting cellular endogenous pathways to restrict expression of a gene of interest only when CAR T-cells are activated. This is made possible by inserting genes of interest at a desired position in the genome by combining a locus-specific nuclease and a donor template vectorized with an adeno-associated viral (AAV) vector. Since PD-1 and CD25 are known to be upregulated upon T-cell activation, inserting certain cytokine coding sequence under the control of PD-1 or CD25 genetic regulatory elements allows secretion of that certain cytokine only upon activation of the CAR T-cells and enhances antitumor activity.

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

The manufacturing process of our allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, allogeneic, engineered CAR T-cells. UCARTs are meant to be readily available CAR T-cells for a large patient population. The specificity of those allogeneic therapies is that T-cells from healthy donors are genetically edited with our proprietary technology, TALEN, to seek and destroy cancer cells. TALEN-based gene editing is designed to suppress T-cell alloreactivity (and, for certain UCART product candidates, to confer resistance to alemtuzumab) to the T-cells. New properties may also be introduced by inserting genes with potential therapeutic benefits at various loci.

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

We aim to continuously improve our manufacturing processes for better safety and robustness of our product lines. Cellectis currently manufactures its allogeneic UCART clinical trial supply and starting materials through contract manufacturing organizations (CMOs), including MolMed S.p.A., CELLforCURE (a subsidiary of Novartis) and Lonza Netherlands B.V. We expect to continue to use certain CMOs to complement Cellectis’ internal manufacturing facilities in assuring a robust supply chain for the manufacture of Cellectis’ UCART.

Towards manufacturing autonomy with two state-of-the-art plants

In order to enhance our manufacturing autonomy, we are establishing two manufacturing facilities. First, in Raleigh, North Carolina, USA, we are developing an ~80,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production of clinical and commercial UCART products. The Raleigh facility is expected to commence production of UCART product candidates in 2021. Second, in Paris, France, we have completed construction of an ~14,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production of certain raw and starting material for clinical supply, with the potential to supply commercial raw and starting materials. The Paris facility commenced production of raw and starting materials in 2020.

Raw Materials

We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, medium, serum, buffers —that are necessary to produce our product candidates. We source these raw and starting materials through service agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, with the completion of our manufacturing facility project in Paris, we expect to become independent for the supply of the most critical raw and starting materials.

Applications of Calyxt’s Technology in Agriculture

Calyxt was incorporated in the State of Delaware in the United States in 2010. Before its initial public offering, which closed on July 25, 2017, Calyxt was a wholly-owned subsidiary of ours. As of December 31, 2020, we owned approximately 64.7% of Calyxt’s outstanding common stock. Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”.

Calyxt is a technology company focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries. Through a license with us, Calyxt has exclusive access to proprietary TALEN technology for use in plants, which it used to successfully commercialize the first gene-edited food product in the United States. Calyxt has a robust development pipeline that spans multiple crops and that is focused on several important trends including functional nutrition, regenerative agriculture, sustainability, plant-based protein and animal nutrition. Calyxt’s development activity is primarily focused on output traits, which offer a specific, qualitative benefit to a downstream user or group of users, including input traits (i.e., traits that benefit how well crops grow or increase the amount of per acre yield) that are also characterized as output traits.

Using its proprietary technologies and expertise, including TALEN gene-editing technology that we exclusively license to Calyxt in the field of agriculture, Calyxt develops crops with targeted traits quickly and more cost effectively than through traditional methods. These technologies enable precise cuts to DNA in a single plant cell, and then the plant’s natural repair mechanism occurs resulting in the edited plant. Calyxt then regenerate the edited single cell into a full plant. We believe that Calyxt can assess the viability of a trait in less than two years by utilizing these proprietary technologies.

Calyxt is deploying a capital-efficient, streamlined business model comprising three differentiated go-to-market strategies:

•

Trait Development and Licensing Arrangements: Through development and licensing agreements with downstream partners with respect to Calyxt-developed traits for negotiated upfront, milestone or annual payments and potential royalties upon licensees’ commercial sale of products.

•	Seed Sale Arrangements: Through purchase agreements for traited seed Calyxt has developed, with such sales expected to generate revenue for Calyxt.

•	Technology Licensing Arrangements: Through technology licensing agreements with third parties for negotiated upfront and annual fees and potential royalties upon commercial sale of products.

Across each of these go-to-market strategies, Calyxt seeks to develop relationships with strategic customers where its product candidates are most likely to benefit from the counterparty’s deep agronomy, product management, and commercialization expertise. By placing its products and traits with such strategic customers, Calyxt intends to reduce its expenses and downstream risk exposure, while pursuing diversified growth across multiple revenue streams.

Calyxt’s strategy is based on focusing on its core strengths in research and development, gene-editing, plant breeding, and trait development. Calyxt focuses on advancing its gene-editing technologies toward developing high value innovations and plant-based solutions with substantial disruption potential, while leveraging its partners and licensees to manage commercialization and the associated costs and risks.

Calyxt is currently exploring product and partnership opportunities in various crops for potential applications across a range of industries, including food, nutraceutical, energy, and agriculture. Applying its streamlined business model with differentiated go-to-market strategies, Calyxt is well positioned to nimbly develop plant-based input solutions for specific downstream issues, including consumer preferences, sustainability, cost, quality, and regulatory compliance. As of December 31, 2020, Calyxt has nine projects in its development pipeline at Phase 1 or later (two in Phase 3, two in Phase 2, and five in Phase 1) across alfalfa, hemp, oats, soybeans, and wheat. Calyxt’s pipeline targets these product candidates becoming available for commercial planting between 2021 and 2027.

Calyxt’s current seed product line is focused on the United States. This may expand over time to other geographies, as Calyxt opportunistically pursues business arrangements that bring seed innovations developed for the United States to new territories. Calyxt may also pursue trait development and licensing as well as technology licensing opportunities globally. Any such potential geographic expansion will be subject to customer demand and regulatory requirements, among other factors.

Calyxt’s Technology

Calyxt’s proprietary technologies and intellectual property are focused on TALEN, CRISPR, and other adjacent technologies, data analytics, plant breeding, systems, and work processes. Calyxt’s suite of technologies enable it to edit the plant genome by knocking out genes or making precise gene edits. Calyxt takes advantage of its knowledge about plant gene function to identify and select beneficial genetic variation that results in traits of value. A key difference between Calyxt’s current gene-edited trait product portfolio and transgenic organisms is that a transgenic product contains foreign DNA whereas Calyxt’s products contain no foreign DNA.

Calyxt’s gene-editing platform relies on its capacity to custom design DNA-sequence specific cutting enzymes (nucleases) for a chosen gene and its capability to enable such custom-made nucleases to make a desired edit into the living plant cells it wants to edit. Calyxt’s platform also relies on precisely chosen binding elements that can specifically recognize unique DNA sequences and can be tailored to target such sequences in a chosen gene or genetic region.

Calyxt uses TALEN as the foundation of its plant gene editing platform. TALEN first recognizes a specific DNA sequence and then precisely induces a controlled DNA double-strand break. A DNA double-strand break is the key to unlocking gene editing. The removal of nucleotides (through non-homologous end-joining) can result in gene inactivation or a gene knock-out. If a DNA fragment from a different region of the genome with a similar sequence to the TALEN binding site is provided at the time of the DNA break, then the DNA fragment can be moved or copied into the targeted region of the plant genome to repair a broken gene (through homologous recombination). Calyxt is currently focused on using gene knockouts and gene repair to develop new traits, which result in products containing no foreign DNA.

Key Advantages of Calyxt’s Technology Platform for Plants

•	Precision—Calyxt is able to design single or multiple TALEN to edit any selected gene or set of genes within the plant’s genome.

•

Efficiency—A large percentage of cells treated by TALEN bear the desired gene edit. Because of this efficiency, only a handful of plants must be regenerated to recover those with edits in the target gene. This efficiency drives down development cost.

•

Cost—Calyxt has successfully edited genes in several plant species and can generate thousands of TALEN per week. When combined with the efficiency benefits of TALEN, and streamlined regulatory requirements, we believe Calyxt’s platform is very cost effective compared to others.

•

Speed-to-Market—Calyxt has a strong intellectual property position with respect to TALEN technology, its use to develop product candidates, and proven regulatory expertise in bringing these products to market, which enables Calyxt’s development cycle to commercial planting availability to be as fast as five to six years, including assessing the viability of a trait in as little as two years.

The following chart depicts Calyxt’s development process:

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

Historical Perspectives

Cellectis was founded in early 2000. In June 2000, Institut Pasteur provided us with exclusive rights to its gene-editing patent portfolio. This patent portfolio includes patents relating to homologous recombination and rare-cutting endonucleases (also named meganucleases), respectively, for genetic engineering in living cells. Our license agreements with Institut Pasteur expired in the first quarter of 2020 with the expiration of the last to expire patents under such agreements.

Since 2002, we have filed a large number of patent applications, many issued as patents, for custom-made meganucleases, and uses thereof, that specifically target a desired genetic sequence in a genome. In 2014, we entered into a cross-licensing agreement with Precision Biosciences, Inc., or Precision, in settlement of patent litigation and patent proceedings related to this technology. Pursuant to this cross-license, we licensed our patents and patent applications in this area to Precision, and Precision licensed its relevant patents and patent applications to us.

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

Since 2012, we have filed about 50 new patent applications families related to the CAR T-cell technology. Included in this patent portfolio are patent applications relating to manufacturing allogeneic immune cells and to CAR design, including multi-subunit CARs and conditional expression CARs. In addition, we have filed a number of patent applications related to new TALEN structures (for example, compact TALEN, methylation TALEN) and alternatives to the TALEN structure (BurrH, CRISPR-Cas9).

In October 2014 and March 2014, we exclusively in-licensed two patent portfolios from Ohio State Innovation Foundation and University College London, respectively. The Ohio State Innovation Foundation patent portfolio includes patent applications relating to CARs directed to cancer marker CS1. The University College London patent portfolio includes patent applications relating to a polypeptide expressing the “suicide switch” gene RQR8, and uses thereof.

Current Intellectual Property Portfolio

As a result of the licensing opportunities described below and our continuing research and development efforts, our intellectual property estate now contains patent applications that cover our products, including claims that cover:

•	methods central to genome engineering and gene editing, including methods of homologous recombination, nuclease-based gene targeting, replacement, insertions and/or knock-out;

•	the main products we use in the manufacturing process, including nucleases;

•	manufacturing steps, including cell electroporation, transformation and genetic modifications;

•	engineered cells;

•	single-chain and multi-subunit CARs expressed at the surface of T-cells;

•	specific gene inactivation and “suicide switch” gene expression;

•	allogeneic and autologous treatment strategies using our T-cell products; and

•	plant traits and methods for gene editing plant cells.

The most relevant issued patents in our portfolio consist of approximately 60 Cellectis-owned and 17 in-licensed U.S. patents, 52 Cellectis-owned and 6 in-licensed European patents, and 127 Cellectis-owned and 16 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 56 Cellectis-owned and 6 in-licensed U.S. patent applications, 43 Cellectis-owned and 6 in-licensed European patent applications, 178 Cellectis-owned and 27 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 278 owned and in-licensed granted patents, and 316 owned and in-licensed patent applications.

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

Calyxt’s patent portfolio, which includes approximately 80 patent families comprised of approximately 300 patents and over 100 patent applications, is directed to: gene editing tools, enabling technologies, product concepts, and germplasm, as follows:

•

Gene Editing Tools: Gene editing tools are the core of Calyxt’s portfolio with almost 300 patents and patent applications focused on plant gene editing technologies using meganuclease, TALEN, or CRISPR technologies as well as broad-spectrum technologies that can be used with multiple gene editing platforms. Most of Calyxt’s patent estate related to gene editing tools is licensed to Calyxt by us and the University of Minnesota, with the remainder either in-licensed from other research institutions or owned by Calyxt.

•

Enabling Technologies: Enabling technologies are technologies used to develop products once the gene editing nuclease has been designed. The majority of Calyxt’s enabling technology patent estate was developed by Calyxt and is either owned directly by Calyxt or licensed to it by us, with the remainder in-licensed from the University of Minnesota and other research institutions.

•

Product Concepts: Product concepts include gene edited crops (e.g., TALEN edited high oleic soybean plants) and resulting food products (e.g., Calyxt’s high oleic soybean oil). All of Calyxt’s patent estate covering product concepts was developed by Calyxt and is either owned by Calyxt or licensed to it by us.

•	Germplasm are plant varieties developed by Calyxt as part of its plant breeding program. Calyxt’s germplasm patents and patent applications cover germplasm it developed.

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “—Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2023 to 2038. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2023 to 2040. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our most advanced product candidates, UCART19, UCART123, UCART22 and UCARTCS1 are summarized below.

Gene Editing Platform

Our UCART product candidates relies upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 177 patents or pending patent applications in various countries, comprising 19 in-licensed and 39 Cellectis owned issued patents among which 12 are US granted patents and 8 European granted patents. These issued patents and pending patent applications, which expire between 2031 and 2038, cover product claims or process claims relevant to each of our product candidates, including UCART19, UCART123, UCART22 and UCARTCS1.

Our gene-editing platform and each of our UCART product candidates benefits from the protections of several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Among our main patents, the EP3004349, EP3105317 and EP3116902 are under opposition before the European Patent Office.

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

UCART123

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART123 includes granted patents and pending patent applications from the patent family WO2015140268 (CD123 Specific Chimeric Antigen Receptors for Cancer Immunotherapy). We believe these patent and patent applications, which, if issued, would expire in 2034, include claims to cover the composition of matter of UCART123, methods of manufacture of UCART123, and methods to use UCART123 in cancer treatment.

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

UCARTCS1

Our patent portfolio relating specifically to UCARTCS1 includes granted patents and pending patent applications from the patent family WO2014179759 (CS1 Specific chimeric antigen receptor engineered immune effector cells) licensed exclusively from the Ohio State University. We believe these patents and patent applications, if used, would expire in 2034. This patent family is directed to composition of matters including a CAR anti-CS1 per se. Our patent portfolio also includes patent and patent applications filed by Cellectis from the family WO2015166056 (CS1 specific multi chain chimeric antigen receptor) and WO2015121454 (T-cells for immunotherapy engineered for targeting antigen present both on T-cells and pathological cells), which, if issued, would expire on 2035. Both families relate to the use of CAR anti CS1 in allogeneic T-cells, methods of manufacture of UCARTCS1, and methods to use UCARTCS1 in cell therapy treatment.

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

Pursuant to the terms of the agreement, we paid UMN an upfront license fee in the amount of $250,000 upon the effective date of the license agreement, and a second upfront payment in the amount of $1,000,000 following execution of the third amendment. In the non-agricultural field we are also required to pay to UMN low single digit percentage royalties on net sales of licensed products, as well as a percentage of all revenues received by us under sublicenses. Pursuant to the agreement, UMN is entitled to minimum annual royalties of $30,000 per year. In the agricultural field, no royalties are due on net sales of licensed products, but an annual fee of $150,000 per year is due to UMN and commercial milestones are due upon the occurrence of certain commercial sale milestones. We are also required to pay UMN milestone payments up to a total of $290,000 in the aggregate upon the occurrence of specified events and to pay certain patent-related expenses incurred under the agreement for prosecuting and maintaining the licensed patents. If we undergo a change of control and wish to assign our rights and duties under the agreement, we will be required to pay UMN an additional transfer fee.

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

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered or lawfully reverse-engineered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

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

The most advanced autologous CAR-T cell programs are:

•

In August 2017, the FDA approved tisagenlecleucel (Kymriah®) from Novartis AG for the treatment of patients up to 25 years of age with B-cell precursor ALL that is refractory or in second or later relapse. In May 2018, the FDA approved a label extension for Kymriah® for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Sales of Kymriah® were $76 million in 2018, $278 million in 2019 and $474 million in 2020.

•

In October 2017, the FDA approved axicabtagene ciloleucel (Yescarta®) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Sales of Yescarta® were $264 million in 2018, $456 million in 2019 and $563 million in 2020. In July 2020, the FDA approved brexucabtagene autoleucel (Tecartus™) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, for the treatment of adult patients with relapsed or refractory mantle cell lymphoma.

•	On February 2021, FDA approved the product BREYANZI™ for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy.

•

In September 2020, FDA accepted for priority review Bristol Myers Squibb and bluebird bio’s application for idecabtagene vicleucel (formerly known as bb2121), an anti-BCMA CAR-T cell therapy in relapsed or refractory multiple myeloma.

•

In December 2020, Janssen began a rolling submission of a Biologics License Application, or BLA for the anti-BCMA CAR-T cell therapy ciltacabtagene autoleucel (cilta-cel) in relapsed or refractory multiple myeloma (formerly known as LCAR-B38M and in partnership with Legend Biotech).

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

Our competitors include:

•

Autologous and Allogeneic CAR T-cell space: Juno Therapeutics, Inc. (in collaboration with Editas Medicine Inc.), acquired by Celgene Corporation and acquired since by Bristol-Myers Squibb; Bluebird bio, Inc. (in collaboration with Celgene Corporation, acquired since by Bristol-Myers Squibb), Ziopharm Oncology Inc. (in collaboration with Intrexon Corporation), Kite Pharma Inc. (in collaboration with Amgen Inc. and with Sangamo Therapeutics Inc.), acquired by Gilead Sciences Inc., Novartis AG (in collaboration with Intellia Inc.), Johnson & Johnson (in collaboration with Transposagen Biopharmaceuticals Inc.), Precision Biosciences (in collaboration with Servier), Regeneron Pharmaceuticals Inc. (in collaboration with Adicet Bio Inc), Fate Therapeutics Inc. (in collaboration with Janssen), CRISPR Therapeutics Inc., Takeda Pharmaceutical Company Limited, Tmunity Therapeutics Inc., Mustang Bio, Atara Biotherapeutics Inc., (in collaboration with Bayer), Adaptimmune (in collaboration with Astellas), Poseida Therapeutics Inc., and Celyad S.A.

•

Gene-editing space: CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.), Editas Medicine, Inc. (partnered with Allergan and Celgene), Intellia Therapeutics, Inc. (partnered with Novartis), Precision BioSciences, Inc., Sangamo BioSciences, Inc. (partnered with Kite/Gilead and Pfizer), acquired by Gilead Sciences Inc., Vertex/Exonics Therapeutics (partnered with CRISPR Therapeutics) and Beam Therapeutics.

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

The market for plant-based technology products is highly competitive. Calyxt faces significant direct and indirect competition in several aspects of its business. Competition for improving plant genetics comes from conventional and advanced plant breeding techniques, as well as from the development of genetically modified traits. Other potentially competitive sources of improvement in crop yields include improvements in crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. Additionally, competition for providing more nutritious ingredients for food companies come from chemical-based ingredients, additives and substitutes, which are developed by various companies.

In general, Calyxt faces competition from both large agricultural biotechnology, seed and chemical companies, certain of which have been actively involved in new trait discovery, development, and commercialization, and from specialty food ingredient companies, which are generally focused on providing solutions to the food industry through chemical, synthetic or other methods. Many of Calyxt’s competitors—particularly large chemical companies—have substantially larger budgets for research and development, or R&D, product commercialization and regulatory process management than Calyxt does.

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

Government Regulation and Product Approval

Government Regulation of Biological Products

We are subject to extensive regulation. Our product candidates, cell based gene therapies, are regulated as biologics. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, production / manufacturing, testing, safety, efficacy, labeling, storage, record-keeping, advertising, promotion and marketing of pharmaceutical products, including biologics. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications until manufacturing or other alleged deficiencies are brought into compliance. The FDA and similar authorities around the world also have the authority to cause the withdrawal of approval of a marketed product, to impose labeling restrictions or to require that we redo some non-clinical and/or clinical studies.

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

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recall requests or withdrawals from the market, labeling restrictions, non-clinical and/or clinical studies to be performed again, product seizures, product destruction, total or partial suspension of production or distribution injunctions, import restrictions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties for both companies and individuals. Any agency or judicial enforcement action could have a material adverse effect on us.

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

•	production and testing of clinical products according to the current Good Manufacturing Practices, or cGMP, and possible FDA product specific requirements;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated at least annually;

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

The data required to support a BLA is generated in three development segments: manufacturing, pre-clinical and clinical. The manufacturing development stage generally involves laboratory evaluations of drug chemistry and biology properties, formulation and stability. The pre-clinical stage generally involves studies to evaluate pharmacology and toxicity in animals, which support subsequent clinical testing. The conduct of the manufacturing and pre-clinical studies must comply with federal regulations, including GMPs and GLPs for the main Toxicology Studies.

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

Before the IND becomes active, the clinical protocol will also need to be approved by the relevant Institutional Review Boards, or IRBs, and Institutional Biosafety Committees, or IBCs, which are the cornerstone of institutional oversight of recombinant DNA clinical research.

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

Before approving a BLA, the FDA will inspect the facilities at which the product candidate, the associated vector and other key raw or starting materials are manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For cell based immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the current good tissue practice, or GTP requirements, to the extent applicable. These requirements are set out in FDA regulations and guidance documents and govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for use in implantation, transplantation, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

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

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product candidate at any time during the clinical development of the product candidate. Under the Fast Track program, the FDA may consider the review of sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any product candidate for a serious condition, submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product candidate is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or is a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product candidate designated for priority review in an effort to facilitate the review, and aims to review such applications within six months as opposed to ten months for standard review. Additionally, a product candidate may be eligible for accelerated approval. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on the basis of an effect on a clinical endpoint other than irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

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

In addition, as described in Section 3033 of the 21st Century Cures Act, signed into law in December 2016, a drug is eligible for Regenerative Medicine Advanced Therapy, or RMAT, Designation if:

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

Healthcare Reform and Subsequent Legislation

In March 2010, President Obama signed the ACA, which continues to have the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and biotechnology industry. The ACA will impact existing government healthcare programs and will result in the development of new programs.

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

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which started in April 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Congress may also consider subsequent legislation to replace elements of the ACA that are repealed or to enhance the coverage and operation of the ACA. As a result, the full impact of the ACA, any law repealing and/or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation remains unclear.

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

Principal Regulations Applicable to Calyxt

Agriculture and Food – United States

In the United States, the Environmental Protection Agency, or EPA, the U.S. Department of Agriculture, or USDA, and the Food and Drug Administration, or FDA, are primarily responsible for overseeing agriculture and food regulation and safety. Biotechnology is regulated in the United States under the U.S. federal government’s “Coordinated Framework for Biotechnology”.

Biotechnology products are subject to EPA regulatory review if they contain plant-incorporated protectants, which refer to pesticides (such as insecticides) produced plants. As Calyxt’s product candidates do not contain any plant-incorporated protectors, Calyxt’s product candidates are not subject to the regulatory review by the EPA.

Under the Plant Protection Act (PPA), the USDA requires anyone who wishes to import, transport interstate, or plant a regulated article to apply for a permit or notify the Animal and Plant Health Inspection Service, or APHIS, that the introduction will be made. Regulated articles are defined in the Code of Federal Regulations, or CFR, 7 CFR Part 340.1 as “any organism which has been altered or produced through genetic engineering which USDA determines is a plant pest or has reason to believe is a plant pest.” If APHIS determines the product to be regulated, the product may be subject to extensive regulation, including permitting requirements for import, handling, interstate movement, release into the environment, and inspections.

In the last seven years, Calyxt submitted petitions to APHIS for eight of its product candidates and received confirmation from APHIS that it does not consider any of the eight to be regulated under the Plant Production Act. The eight product candidates include Calyxt’s high oleic soybean, high oleic low linolenic soybean, high fiber wheat, improved digestibility alfalfa, and cold storable potato. The remaining three submissions were for product candidates for which Calyxt is either pursuing derivatives or no longer pursuing at this time. There can be no guarantee of the timing or success in obtaining nonregulated status from APHIS for additional crops or that the governing regulations will not change.

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

Agriculture and Food – European Union

If Calyxt wants to market and sell its products in the European Union, or the EU, Calyxt would only do so once they have gained appropriate regulatory clearance. The procedures for evaluation and authorization of GMOs are established by Regulation (EC) 1829/2003 on genetically modified food and feed and Directive 2001/18/EC on the release of GMOs into the environment. An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states can restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

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

A ruling of the European Court of Justice (ECJ) in July 2018 provided a broad interpretation of the concept of GMO in the EU and a narrow interpretation of possible exemptions to the associated rules.

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

We currently entrust CMOs with the manufacturing of clinical batches and intend to continue relying on CMOs for the production of the first commercial batches for certain product candidates. For those product candidates, we may consider internalizing production once our first product candidate is approved by regulatory authorities.

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

C.	Organizational Structure

Cellectis, or Cellectis S.A., is a société anonyme, or S.A., organized under the laws of the French Republic.

Group Structure as of December 31, 2020
Subsidiary Name	Jurisdiction of Incorporation	Ownership & Voting Interest Held By Cellectis S.A.
Calyxt, Inc.	Delaware	64.7% (held directly)
Cellectis, Inc.	Delaware	100% (held directly)
Cellectis Biologics, Inc.	Delaware	100% (held indirectly through Cellectis, Inc.)

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with subsidiaries: Calyxt IPO and Key Arrangements” for a discussion of certain agreements that provide a framework for Cellectis S.A.’s ongoing relationship with Calyxt.

D.	Property, Plant and Equipment

Cellectis S.A. leases a 5,846 square-meter facility in Paris for administrative and research and development activities. The lease commenced on April 1, 2011 and has a term that expires on November 30, 2028. This property includes, our recently completed, ~14,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production of certain raw and starting material for clinical supply, with the potential to supply commercial raw and starting material.

Cellectis, Inc. leases a 24,375 square feet facility in New York, New York for administrative and research and development activities. The lease, which commenced on March 30, 2015, has a term that expires on March 1, 2031 (128 months from July 1st, 2020).

Cellectis Biologics, Inc. leases an 82,783 square feet facility in Raleigh, North Carolina. The lease, which commenced in April 2019 has a term that expires on December 31, 2034. We are completing construction at our new commercial manufacturing facility at this property, which will be dedicated to the production of clinical and commercial UCART products. Our Raleigh facility remains on track, with production expected to commence in 2021.

Calyxt entered into a sale-leaseback transaction, which included a construction contract, on September 6, 2017 with a third party for its 40,000 corporate headquarters facility in Roseville, Minnesota. The facility includes office, research laboratory space, and outdoor growing plots. Calyxt committed to an initial lease term of twenty years, with four options to extend the term of the lease for five years each. Under the lease agreement, which commenced in May 2018, Calyxt pays an annual base rent of approximately $1.4 million. Pursuant to a lease guaranty with the landlord, Cellectis has guaranteed Calyxt’s obligations under the lease, with such guarantee continuing until the end of the second consecutive calendar year in which Calyxt’s tangible net worth exceeds $300 million. Calyxt has agreed to indemnify Cellectis for any obligations incurred under this guaranty, effective upon Cellectis’s ownership level being at or below 50% of Calyxt’s outstanding common stock.

In December 2018 Calyxt consummated a sale-leaseback transaction with a third party to finance equipment. The lease has a four-year term and Calyxt may add up to $1.1 million of future purchases to the financing agreement. Calyxt was required to deposit cash into a restricted account in an amount equal to the future rent payments required by the lease.

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

Financial Overview

The following selected statements of consolidated operations data for the years ended December 31, 2018, 2019 and 2020 and the selected statement of consolidated financial position data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected statement of consolidated financial position as of December 31, 2018 has been derived from our audited consolidated financial statements not included in this Annual Report. We applied IFRS 16, leases, with effect from January 1, 2019 using the modified retrospective method; therefore, the financial statements for the periods prior to 2019 have not been restated to reflect the adoption. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements for the years, and as of, December 31, 2018, 2019 and 2020 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	2018	2019	2020
	$ in thousands
Revenues and other income	21,432	22,990	82,456

Operating expenses
Cost of revenue	(2,739)	(11,392)	(36,275)
Research and development expenses	(76,567)	(92,042)	(86,950)
Selling, general and administrative expenses	(47,248)	(43,017)	(44,201)
Other operating income and expenses	31	(91)	(467)

Operating income (loss)	105,091	(123,552)	(85,437)

Loss from discontinued operations	—	—
Financial gain (loss)	16,758	8,340	(12,046)

Net income (loss)	(88,333)	(115,212)	(97,483)

Attributable to shareholders of Cellectis	(78,693)	(102,091)	(81,074)
Attributable to non-controlling interests	(9,640)	(13,121)	(16,409)

Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(1.93)	(2.41)	(1.91)
Number of shares used for computing
Basic (1)	40,774,197	42,442,136	42,503,447
Diluted (1)	40,774,197	42,442,136	42,503,447
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(44,130)	(78,849)	(66,709)

(1)	See Note 17 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(2)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
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

Statement of Consolidated Financial Position Data

	As of December 31,
	2018	2019 (1)	2020
		$ in thousands
Current financial assets and Cash and cash equivalents	451,889	360,907	268,239
Total assets	500,840	467,469	469,471
Total shareholders’ equity	450,272	355,470	308,845
Total non current liabilities	3,699	49,395	108,610
Total current liabilities	46,869	62,604	52,015

(1)

The 2019 Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and a resulting significant increase of “lease debts” compared to the previous period (see note 2.2 to our consolidated financial statements for discussion of the application of IFRS 16 “Leases” from January 1, 2019 under the modified retrospective transition method). Prior periods have not been restated for the adoption.

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	2018	2019	2020
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(78,693)	(102,091)	(81,074)
Adjustment of non-cash stock-based compensation expense:
Research and development expenses	18,057	12,260	8,029
Selling, general and administrative expenses	19,161	14,621	8,707

Total non-cash stock-based compensation expense:	37,218	26,881	16,736

Non-cash stock-based compensation expense attributable to non controlling interests	(2,655)	(3,639)	(2,371)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	(44,130)	(78,849)	(66,709)

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature certain safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on advancing its gene-editing technologies toward developing high value innovations and plant-based solutions with substantial disruption potential, while leveraging partners and licensees to manage commercialization and the associated costs and risks.

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

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

We currently derive all of our Therapeutics revenues from payments from the Servier patent licensing arrangements and royalties on licensed technologies.

In 2018 and 2019, we received respectively $11.0 million and $7.5 million in payments pursuant to the Allogene and Servier strategic licensing agreements. In 2020, we received aggregate payments of $32.9 million (VAT included) from Servier pursuant to the “Servier License Agreement”. As of December 31, 2020, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the Servier License Agreement of up to $410 million and (ii) Allogene License Agreement of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. See “Item 4. Information of the Company—B. Business Overview—Our Strategic Alliances” for additional information on our collaborations with Allogene and Servier.

We are also party to a research and development alliance with MD Anderson Cancer Center pursuant to which we are currently collaborating on translational activities related to UCARTCS1. Under this agreement, we fund these translational activities.

We are currently sponsoring clinical studies with respect to three proprietary Cellectis product candidates at six (6) sites for the AMELI-01 Study, at five (5) sites for the BALLI-01 Study, at and at two (2) sites for the MELANI-01 Study, as follows:

•

The AMELI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in-patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana Farber Cancer Institute (Boston, Massachussetts), New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois) and University of Miami (Miami, Florida). As of the date of this Annual Report, we are enrolling patients in the second dose level of the AMELI-01 Study with lymphodepletion regimen including an anti-CD52 monoclonal antibody.

•

The BALLI-01 Study is a Phase 1/2 dose-escalation and expansion clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART22 in-patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois), MD Anderson Cancer Center (Houston, Texas), University of California Los Angeles (Los Angeles, California) and Dana Farber Cancer Institute (Boston, Massachussetts). As of the date of this Annual Report, we are enrolling patients in the second dose level of the BALLI-01 Study with lymphodepletion regimen including an anti-CD52 monoclonal antibody.

•

The MELANI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma (r/r MM). The MELANI-01 Study is currently open to patient recruitment at Hackensack Meridian Health (Hackensack, New Jersey) and MD Anderson Cancer Center (Houston, Texas).

We own 64.7% of Calyxt, Inc. as of December 31, 2020. Calyxt is a technology company focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries. Calyxt, which holds an exclusive license to our proprietary TALEN technology for use in the field of agriculture, is a leader in plant gene editing, having successfully commercialized the first gene-edited food product in the United States. Calyxt develops crops with targeted traits quickly and more cost effectively than through traditional methods and has a robust development pipeline that spans multiple crops and that is focused on several important trends including improving, consumer health and sustainability.

Calyxt’s strategy is based on focusing on its core strengths in research and development, gene-editing, plant-breeding and trait development. Calyxt deploys a capital-efficient, streamlined business model, comprising three differentiated go-to-market strategies: (i) seed sale arrangements, with revenues generated through purchase agreements for the direct sale of seed, (ii) trait and product licensing arrangements, with revenues generated through licensing agreements with downstream partners for Calyxt-developed traits or products by way of upfront and milestone or annual payments and potential royalties upon commercial sale of products, and (iii) technology licensing arrangements, with revenue generated through licenses to third parties with respect to Calyxt’s technology by way of upfront and annual fees and potential royalties upon commercial sale of products. Across each of these go-to-market strategies, Calyxt seeks to develop relationships with strategic customers where its product candidates are most likely to benefit from the counterparty’s deep agronomy, product management, and commercialization expertise.

Prior to adopting its current go-to-market strategies, in late February 2019, Calyxt commercialized high oleic soybean oil and meal products and began generating revenue from their sale. As Calyxt executes upon its streamlined business model with differentiated go-to-market strategies, Calyxt expects the composition of its revenues and costs to evolve from those reflected historically. In 2021, Calyxt expects to move its high oleic soybean to the seed sales go-to-market strategy.

In 2020, Calyxt’s revenue was $22.9 million, compared to $7.3 million in 2019 and $0.4million in 2018.

Calyxt is currently exploring product opportunities various crops for potential applications across a range of industries, including food, nutraceutical, energy, and agriculture. Calyxt’s development pipeline is well positioned to nimbly develop plant-based input solutions for specific downstream issues, including consumer preferences, sustainability, cost, quality, and regulatory compliance.

Capital Resources Overview

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including preclinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our inlicensing agreements with different parties including Institut Pasteur (expired in 2020), LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligation in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our strategic licensing agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million and in the second quarter of 2018 sold 6,146,000 additional ADSs in a Nasdaq follow-on offering for gross proceeds of $190.5 million.

On July 25, 2017, Calyxt completed an initial public offering of its common stock on the Nasdaq, selling an aggregate of 8,050,000 shares of common stock for aggregate net proceeds $58.0 million (including $20.0 million from a purchase by Cellectis). Calyxt subsequently raised net proceeds of approximately $57.0 million in net proceeds (including $8.3 million from a purchase by Cellectis) in a follow-on offering of 4,057,500 shares of common stock in May 2018 and approximately $14.0 million in net proceeds (including $5.0 million from a purchase by Cellectis) in a registered direct offering of 3,750,000 shares of common stock in October 2020.

COVID-19 Update

As previously reported, while implementing health and safety measures, we have continued to advance our proprietary allogeneic CAR T-cell programs. During the course of 2020, except as discussed in the Annual Report with respect to the clinical hold affecting the MELANI-01 Study, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials. Each of the trials currently continues to progress through its respective dose levels.

In addition, construction is now complete for our raw materials manufacturing facility in Paris, and our commercial manufacturing facility in Raleigh, North Carolina remains on track with production expected to commence in 2021.

With respect to the five out-licensed programs, the UCART19 Clinical Studies were completed and Servier informed us that no additional patients are planned for enrollment, but all patients from the UCART19 Clinical Studies will continue the long-term follow-up study as planned. Allogene Therapeutics is continuing to enroll patients in the ALPHA Study, ALPHA2 Study, and UNIVERSAL Study, and received the IND approval to start the TRAVERSE Study.

Nevertheless, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to rapidly evolve.

At Calyxt, during the fourth quarter, supply chain disruptions did not have a material impact on Calyxt’s operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could rapidly offset such improvements.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form 20-F.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur operating losses for near-term future periods. We anticipate that expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for other self-owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•

bring online; and commence production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities ;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	build our manufacturing facilities and secure arrangements for clinical and commercial manufacturing;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•

continue, through Calyxt, to advance research and development of future plant-based innovations and solutions, including the initiation and advancement of additional field trials, compliance with applicable regulatory regimes, and the acquisition of germplasm and other biological materials, and to execute upon the deployment of such innovations through Calyxt’s go- to-market strategies; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our consolidated financial statements for 2018, 2019 and 2020 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Revenues and Other Income

Collaboration agreements and licenses

We currently derive all our therapeutics revenues from payments pursuant to our strategic licensing agreements with Allogene and Servier, patent licensing arrangements and royalties on licensed technologies. Our strategic licensing agreements may generate non-refundable upfront payments related to the licensing of rights to technology and research and development programs, milestone payments, research and development cost reimbursements and royalty payments.

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

Sales of Agriculture Product Sales

We recognize sales revenue at the point in time that title transfers to the customer, which is based on shipping terms. Sales include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns, unsalable product, and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return.

In certain instances, we may sell grain to a processor with a commitment to repurchase any soybean meal resulting from their grain crushing activity with a single net cash settlement occurring between the parties. In those instances, we recognize revenue from the sale of grain in the amount of the final net cash settlement with the processor. We also recognize revenue on our sale of the meal to our customers in accordance with our previously disclosed revenue recognition accounting policies. Costs are ascribed to grain and meal sold pursuant to the agreement with the processor.

In certain instances, we may sell grain to a processor and subsequent to the sale they will utilize our storage facility to hold the grain until such time they request it be delivered. We are responsible for all handling charges and delivery activities. In those instances, we recognize revenue from the sale of grain to the processor and concurrently accrue all estimated future storage, handling, and delivery costs associated with that sale.

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

Research tax credit receivables as of December 31, 2020 include the accrual for a French research tax credit related to 2020 for $9.2 million and to previous periods for $1.3 million. In December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of December 31, 2020.

Operating Expenses

Our operating expenses consist primarily of cost of revenue, research and development expenses and selling, general and administrative expenses.

Cost of revenue

Cost of goods sold

Prior to 2019, our cost of goods sold represented immaterial costs associated with our out-licensing activities. Costs we incurred associated with the purchasing, storing, transporting, and processing grain and seed, net of proceeds of seed sales (Grain Costs), were expensed as R&D. Beginning in the first quarter of 2019, we began to capitalize all Grain Costs into inventory. For the year ended December 31, 2018, we incurred $3.3 million of Grain Costs that were expensed as R&D. These amounts affect the year-over-year comparability of costs of goods sold and R&D expenses.

Cost of goods sold also includes crush and refining losses that are expensed as incurred since they do not add to the value of the finished products. All other grain and risk management costs, net of the benefit from our seed activity, are capitalized to inventory and relieved to cost of goods sold as the high oleic soybean grain, oil and meal is sold. Any valuation adjustments to inventory are recognized as incurred.

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

Our research and development efforts are focused on our existing product candidates, (i) UCART123 product candidate, which entered into clinical trials in the United States in February 2017, (ii) UCART22 product candidate, which entered into clinical trial in the United States in November 2019, (iii) UCARTCS1 product candidate, which entered into clinical trial in the United States in October 2019, and (iv) other undisclosed targets which are in the pre-clinical development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development costs will increase in the foreseeable future as we continue to implement our new clinical trials, manufacture pre-commercial clinical trial and pre-clinical study materials, expand our research and development and process development efforts, seek regulatory approvals for our product candidates that successfully complete clinical trials, as well as access and develop additional technologies, and hire additional personnel to support our research and development efforts. This is because product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials. Likewise, in our Plants segment, we expect our research and development expenses will continue to increase over the next several years as we develop new agricultural product candidates and advance them through field trials toward commercial proof of concept.

We cannot determine with certainty the duration and completion costs of our future clinical trials of our therapeutic product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of such product candidates, or those of our collaborators, that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any therapeutic product candidates. We also cannot determine with certainty the duration and completion costs of our future field trials of our agricultural product candidates or if, when, or to what extent we will generate revenues from the licensing or commercialization of any of our agricultural product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

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

We anticipate that our selling, general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to continue to incur significant expenses associated with Cellectis S.A. and Calyxt Inc. being public companies in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Financial Gain (Loss)

Financial gain (loss) mainly consists of interest income related to our savings accounts and bank deposits, exchange gains and losses associated with transactions in foreign currencies and fair value of our financial assets, derivative instruments and interests associated with lease debts. Significant transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates, while the average rate for the previous month is used for non-significant transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the statements of consolidated operations as financial income or expense. Financial gain (loss) reflects the net impact of financial income and financial expenses.

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

•	Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 3.1)

•	Research Tax Credit (Note 3.1)

•	Share-Based Compensation (Note 16)

•	Provisions for risks and charges (Note 18)

•	Right-of-use assets (Note 6)

A.	Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2018	2019	2020
	($ in thousands)
Revenues and other income
Revenues	12,731	15,190	73,949
Other income	8,701	7,800	8,507

Total revenues and other income	21,432	22,990	82,456

Operating expenses
Cost of revenue	(2,739)	(11,392)	(36,275)
Research and development expenses	(76,567)	(92,042)	(86,950)
Selling, general and administrative expenses	(47,248)	(43,017)	(44,201)
Other operating income (expenses)	31	(91)	(467)

Operating income (loss)	(105,091)	(123,552)	(85,437)

Financial income	20,572	11,971	5,468
Financial expenses	(3,813)	(3,631)	(17,514)

Financial gain (loss)	16,758	8,340	(12,046)

Income tax	—	—	—
Net income (loss)	(88,333)	(115,212)	(97,483)

Attributable to shareholders of Cellectis	(78,693)	(102,091)	(81,074)
Attributable to non-controlling interests	(9,640)	(13,121)	(16,409)

Years Ended December 31, 2018, 2019 and 2020

Revenues.

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020

Collaboration agreements	10,497	6,055	48,823	-42.3%	706.3%
Other revenues	2,234	9,135	25,126	309.0%	175.1%
Revenues	12,731	15,190	73,949	19.3%	386.8%

The increase in revenues of $58.8 million, or 386.8%, between the years ended December 31, 2019 and 2020 primarily reflects an increase of revenue pursuant to our strategic licensing agreements of $42.8 million, mainly due to a $28.5 million upfront payment received in March 2020 and the recognition of $20.3 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our license agreement with Servier. The increase in other revenues of $16 million relates to higher high-oleic soybean meal revenues at Calyxt.

The increase in revenues of $2.5 million, or 19.3%, between the years ended December 31, 2018 and 2019 primarily reflects (i) a decrease of $4.4 million in revenues under our collaboration agreements of which $7.1 million relates to a decrease in recognition of upfront fees already paid to Cellectis due to the termination of the research collaboration period with Pfizer in June 2018, partially offset by a $2.7 million increase in collaboration revenue primarily driven by the recognition of a milestone of $5.0 million related to ALLO-715 clinical development and (ii) a $0.4 million decrease in licensing revenues, offset by (iii) a $7.3 million increase in Calyxt revenue primarily attributable to the commercialization of Calyxt’s first products, high oleic soybean oil and high oleic soybean meal.

Other income.

	For the year ended December 31,			% change
	2018	2019	2020	2018 vs 2019	2019 vs 2020
Research tax credit	8,561	7,800	8,433	-8.9%	8.1%
Other income	140	—	74	-100.0%	—
Other income	8,701	7,800	8,507	-10.4%	9.1%

The increase in other income of $0.7 million between years ended December 31, 2019 and 2020 reflects mainly an increase of $0.6 million in research tax credits, due to higher research and development purchases and external expenses during the year 2020 that are eligible for the tax credit.

The decrease in other income of $0.9 million, or 10.4%, between the years ended December 31, 2018 and 2019 reflects a decrease of $0.8 million in research tax credits, due to timing in invoicing of research and development purchases and external expenses during the years ended December 31, 2019 that are eligible for the tax credit and a decrease of $0.1 million in other income.

Cost of revenue

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Cost of goods sold	0	(9,280)	(34,168)	n.a.	268.2%
Royalty expenses	(2,739)	(2,112)	(2,107)	-22.9%	-0.2%
Cost of revenue	(2,739)	(11,392)	(36,275)	315.9%	218.4%

The increase in cost of goods sold of $24.9 million between years ended December 31, 2019 and 2020 is driven by the higher volume of Calyxt’s product sold, $3.9 million of net realizable value adjustments to period-end inventories including write-downs of excess seed produced for 2020 plantings, the impact of lower costs associated with products sold in 2019 because $3.3 million of Grain Costs were previously expensed as R&D, and $5.3 million of commodity derivative losses from hedging contracts sold to convert fixed price grain inventory and fixed price Forward Purchase Contracts from fixed to floating prices, consistent with how we expect to sell the grain at Calyxt. These increases were partially offset by lower product costs and the benefits resulting from the advancement of soybean product line go-to-market strategy.

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

Research and development expenses.

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Personnel expenses	(34,608)	(34,911)	(37,903)	0.9%	8.6%
Purchases, external expenses and other	(41,959)	(57,131)	(49,047)	36.2%	-14.1%
Research and development expenses	(76,567)	(92,042)	(86,950)	20.2%	-5.5%

Between the years ended December 31, 2019 and 2020, research and development expenses decreased by $5.1 million. Personnel expenses increased by $3.0 million from $34.9 million in 2019 to $37.9 million in 2020 primarily due to a $8.6 million increase in wages and salaries as a result of increased R&D headcount in the Therapeutics segment which was partially offset by a $4.2 million decrease in non-cash stock-based compensation expense and a $1.3 million decrease in social charges on stock option grants. Purchases, external expenses and other decreased by $8.0 million from $57.1 million in 2019 to $49.1 million in 2020 due to the Therapeutics segment positively impacted by a provision reversal and a decrease of subcontracting costs.

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

Selling, general and administrative expenses.

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Personnel expenses	(30,563)	(27,934)	(24,524)	-8.6%	-12.2%
Purchases, external expenses and other	(16,685)	(15,083)	(19,677)	-9.6%	30.5%
Selling, general and administrative expenses	(47,248)	(43,017)	(44,201)	-9.0%	2.8%

Between the years ended December 31, 2019 and 2020, the increase in selling, general and administrative expenses of $1.2 million primarily reflects a $3.0 million increase in wages and salaries due to an increase of our headcount to support growth. Purchases, external expenses and other increase of $4.6 million from $15.1 million in 2019 to $19.7 million in 2020 due to higher fees, rental charges that do not meet the criteria to be recorded on the balance sheet under IFRS 16 and insurance costs, partially offset by a $3.2 million decrease in personnel expenses from $27.9 million in 2019 to $25.7 million mainly due to a $5.9 million decrease in non-cash stock-based compensation expense and a $0.5 million decrease in social charges on stock option grants.

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

Other operating income and expenses.

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Other operating income (expenses)	31	(91)	(467)	394.8%	413.2%

The increase in other operating expenses between 2019 and 2020 amounted to $0.3 million. During the year ended December 31, 2020, other operating income and expenses primarily include a bad debt provision of $0.3 million. and write-off of assets for $0.2 million.

The decrease in other operating income and expenses between the years ended December 31, 2018 and 2019 amounted to $0.1 million. During the year ended December 31, 2019, other operating income and expenses primarily include reversal of a subsidy provision for $1.2 million, offset by a net loss of $1.3 million on subsidies termination.

Financial income.

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Financial income	20,572	11,971	5,468	-41.8%	-54.3%

The decrease in financial income of $6.5 million, or 54.3%, between the years ended December 31, 2019 and 2020 was mainly attributable to a decrease of the foreign exchange gain of $1.3 million (from a $4.5 million gain in 2019 to a $3.2 million gain in 2020), to the decrease of interests received from financial investment of $5.0 million and to other immaterial variances for $0.2 million.

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

Financial expenses.

	For the year ended December 31,			% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Financial expenses	(3,813)	(3,631)	(17,514)	-4.8%	382.3%

The increase in financial expenses of $13.9 million between 2019 and 2020 was mainly attributable to $13.2 million increase in foreign exchange loss (from a $0.7 million loss in 2019 to a $13.7 million loss in 2020), the increase in financial expenses related to the increase in interest on lease debt for $1.0 million and other immaterial variances for $0.3 million.

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

Net Income / loss.

	For the year ended December 31,			% change	% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Net income (loss)	(88,333)	(115,212)	(97,483)	30.4%	-15.4%

The decrease in net loss of $17.5 million between 2019 and 2020 was mainly due to (i) a $59.5 million increase in revenues and other income, (ii) a $10.1 million decrease in non-cash stock-based compensation expense, (iii) a decrease of $3.5 million in purchases, external expenses and other and (iv) a $1.8 million decrease in social charges on stock option grants expenses, partially offset by (i) a $24.9 million increase of cost of revenue, (ii) a $20.4 million decrease in financial result and (iii) an increase of $11.8 million in wages.

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

Gain/Loss attributable to non-controlling interests.

	For the year ended December 31,			% change	% change
($ in thousands)	2018	2019	2020	2018 vs 2019	2019 vs 2020
Gain (loss) attributable to non-controlling interests	(9,640)	(13,121)	(16,409)	36.1%	25.1%

During the year ended December 31, 2020, we recorded $16.5 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $3.4 million is a result of increase in Calyxt’s net loss.

During the year ended December 31, 2019, we recorded $13.1 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $3.4 million is a result of an increase in Calyxt’s net loss.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

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

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal services, human resources and communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31, 2018			For the year ended December 31, 2019			For the year ended December 31, 2020
($ in thousands)	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	236	12,495	12,731	7,294	7,896	15,190	22,892	51,057	73,949
External other income	178	8,523	8,701	—	7,800	7,800	—	8,507	8,507

External revenues and other income	414	21,018	21,432	7,294	15,696	22,990	22,892	59,564	82,456

Cost of revenue	(595)	(2,144)	(2,739)	(9,275)	(2,117)	(11,392)	(34,324)	(1,951)	(36,275)
Research and development expenses	(8,638)	(67,929)	(76,567)	(12,390)	(79,652)	(92,042)	(9,903)	(77,048)	(86,951)
Selling, general and administrative expenses	(21,067)	(26,180)	(47,248)	(26,090)	(16,927)	(43,017)	(21,688)	(22,513)	(44,201)
Other operating income and expenses	(50)	81	31	25	(116)	(91)	(103)	(363)	(466)

Total operating expenses	(30,351)	(96,172)	(126,523)	(47,730)	(98,812)	(146,542)	(66,018)	(101,875)	(167,893)

Operating income (loss) before tax	(29,937)	(75,154)	(105,091)	(40,436)	(83,116)	(123,552)	(43,126)	(42,311)	(85,437)

Financial gain (loss)	1,420	15,339	16,758	294	8,045	8,340	(776)	(11,270)	(12,046)

Net income (loss)	(28,517)	(59,816)	(88,333)	(40,142)	(75,071)	(115,212)	(43,902)	(53,581)	(97,483)

Non controlling interests	9,640	—	9,640	13,121	—	13,121	16,409	—	16,409

Net income (loss) attributable to shareholders of Cellectis	(18,877)	(59,816)	(78,693)	(27,021)	(75,071)	(102,091)	(27,493)	(53,581)	(81,074)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	838	16,852	17,689	1,619	10,010	11,629	801	6,790	7,591
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	5,218	11,655	16,873	6,673	4,940	11,613	3,536	3,238	6,774

Adjustment of share-based compensation attributable to shareholders of Cellectis	6,056	28,507	34,563	8,292	14,950	23,242	4,337	10,028	14,365

Adjusted net income (loss) attributable to shareholders of Cellectis	(12,821)	(31,309)	(44,130)	(18,729)	(60,121)	(78,849)	(23,156)	(43,553)	(66,709)

Depreciation and amortization	(637)	(1,740)	(2,377)	(1,233)	(5,642)	(6,875)	(1,869)	(7,950)	(9,819)
Additions to tangible and intangible assets	1,871	3,040	4,911	2,998	14,668	17,666	1,786	48,813	50,599

Therapeutics segment—2019 vs. 2020

External revenues and other income in our Therapeutics segment increased by $43.9 million, from $15.7 million for the year ended December 31, 2019, to $59.6 million for the year ended December 31, 2020. The increase was primarily due to an increase of $42.8 million in strategic licensing agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The increase in total operating expenses of $3.1 million from the year ended December 31, 2019 to the year ended December 31, 2020 resulted primarily from (i) higher personnel expenses of $5.7 million attributable to an increase of $12.4 million in personnel wages and salaries partially offset by decreases of $1.8 million in social charges on stock option grants and of $4.9 million in non-cash stock-based compensation expenses, (ii) lower purchases, external expenses and other of $2.6 million and, (iii) a decrease of $0.2 million in royalty expenses.

Operating loss before tax for our Therapeutics segment decreased by $40.8 million from year ended December 31, 2019 to the year ended December 31, 2020.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $16.6 million from year ended December 31, 2019 to year ended December 31, 2020.

Therapeutics segment—2018 vs. 2019

External revenues and other income in our Therapeutics segment decreased by $5.3 million, from $21.0 million for the year ended December 31, 2018, to $15.7 million the year ended December 31, 2019. The decrease was primarily due to a decrease of $4.4 million in strategic licensing agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group.

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

Plants segment—2019 vs. 2020

External revenues and other income in our Plants segment increased by $15.6 million from $7.3 million for the year ended December 31, 2019 to $22.9 million for the year ended December 31, 2020 due to higher high-oleic soybean meal revenues.

The increase in total operating expenses of $18.6 million from the year ended December 31, 2019 to the year ended December 31, 2020 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase in cost of goods sold of $25.0 million, partially offset by (ii) a decrease of $5.2 million in non-cash stock-based compensation expenses, (iii) a decrease of $0.9 million in personnel wages and salaries due to a decrease in headcount, and (iv) an decrease of $0.5 million in purchases, external expenses and other.

Operating loss before tax for our Plants segment increased by $3.0 million from the year ended December 31, 2019 to the year ended December 31, 2020.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $4.6 million from the year ended December 31, 2019 to the year ended December 31, 2020.

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

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic licensing agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of December 31, 2020, we had current financial assets and cash and cash equivalents of $268.2 million comprising (i) cash and cash equivalents of $241.1 million and (ii) current financial assets of $27.1 million, which include $15.4 million of current restricted cash and $11.7 million of short-term investment at Calyxt. Long term restricted cash amounts to $5.3 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $119.8 million as of December 31, 2020. Current financial assets denominated in U.S. Dollars amounted to $27.1 million as of December 31, 2020.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	($ in thousands)
Net cash flows provided by (used in) operating activities	(68,137)	(69,142)	(80,262)
Net cash flows provided by (used in) investing activities	35,623	(35,872)	(54,342)
Net cash flows provided by (used in) financing activities	236,494	(3,862)	27,322

Total	203,981	(108,876)	(107,282)

Effect of exchange rate changes on cash	(8,860)	(2,103)	7,908

Year Ended December 31, 2020

The net cash flows used in operating activities are mainly due to Cellectis cash payments of $44.3 million to suppliers, wages and social expenses of $33.4 million and Calyxt operating activities of $43.7 million, offset by $28.5 million of payments received from Servier pursuant to the Servier License Agreements, $4.7 million from our licensing and other collaboration agreements, $7.9 million of R&D credit received and $0.5 million of other income.

The net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $46.2 million, including $6.9 million that relates to Cellectis’ new raw material manufacturing facility in Paris, $36.4 million relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, (ii) $6.7 million of new current financial assets and (iii) $1.4 million of new non-current financial assets.

The net cash provided by financing activities reflects mainly the collection of $21.2 million related to a state-guaranteed loan at Cellectis and the collection of $1.5 million related to a Paycheck Protection Program loan at Calyxt over the period, as well as a $9.2 million net proceeds from Calyxt’s capital increase (excluding proceeds attributable to Cellectis’ purchase in the offering), the collection of a $1.5 million loan to finance leasehold improvements at our location in New-York and $0.6 million from the proceeds of stock-option exercises, and is partially offset by the payments on lease debts for $6.7 million (after consideration of a $3.3 million tenant improvement allowance at our location in Raleigh).

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

The net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $4.9 million including $0.2 million of intangible assets, offset by (i) the proceeds from disposal of $1.3 million including Calyxt’s sale and leaseback agreement transaction for certain equipment for $1.2 million, (ii) the reimbursement of $0.2 million related to the termination of a liquidity contract that we were party to with Natixis Securities and (iii) the proceeds from current financial assets of $39.0 million.

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

Operating capital requirements

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur (expired in 2020), LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

In August 2020, Calyxt announced a change in its go-to-market strategy. As part of the transition of strategy, Calyxt stopped processing soybeans into oil and meal and restructured its personnel involved in soybean processing and downstream product sales. In the fourth quarter of 2020, Calyxt announced having contracted to sell all of its 2020 grain production (approximately four million bushels) of high oleic soybean to Archer Daniels Midland (ADM). Sales to ADM began in the third quarter of 2020 and are expected to continue through late 2021, with sales occurring at market prices. Calyxt entered into its first commercial trait license agreement for improved quality alfalfa seed with S&W seed Company during the third quarter of 2020. However, Calyxt has not yet generated substantial revenues from its new go-to- market strategies, and we do not know when, or if, Calyxt will generate substantial revenues from the implementation of its go-to-market strategies.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new plant-based innovations and solutions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Cellectis and Calyxt as of December 31, 2020 will be sufficient to fund the two companies’ operations into late 2022. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

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

Our assessment of the period of time through which our and Calyxt’s financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs, as well as Calyxt’s anticipated cash burn rate, anticipated expense reduction efforts, and its expectations regarding an effective advancement of its go-to-market strategy and anticipated cash receipts from its product development efforts with partners. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments;

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval; and

•

progress, timing and success of Calyxt’s business, including its advancement of successful field trials and its ability to successfully deploy products and technologies under its go-to-market strategies.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

C.	Research and Development, Patents and Licenses, etc.

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2020, we had 266 employees engaged in research and development activities of which 228 are Cellectis employees and 38 are Calyxt employees. In the years ended December 31, 2018, 2019 and 2020 we spent $76.6 million, $92.0 million and $87.6 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2020. Future events could cause actual payments to differ from these estimates.

As of December 31, 2020	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreements	118,244	10,209	24,246	22,836	60,954
License agreements	19,110	1,530	3,060	3,060	11,460
Manufacturing agreements	942	942	—	—	—
Clinical & R&D agreements	1,353	946	408	—	—
Construction agreements	9,272	9,272	—
State Guaranteed loan « PGE »	22,779	78	8,040	11,351	3,311
PPP loan	1,518		1,518
Other agreements	21,704	21,631	72	—	—

Total contractual obligations	194,922	44,607	37,343	37,247	75,724

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. We have license agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

We also provided Letters of Credit to the landlords of our facilities in New York and Raleigh.

For further detail regarding license and manufacturing agreement, please see Note 19 – Commitments of our consolidated financial statements.

G.	Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 4, 2021.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	56	Director, Chief Executive Officer and Co-Founder
Leopold Bertea, Ph.D.	56	Senior Vice President of Europe Technical Operations
Carrie Brownstein, MD	51	Chief Medical Officer
Steven Doares, Ph.D.	61	Senior Vice President of US Manufacturing
Philippe Duchateau, Ph.D.	58	Chief Scientific Officer
Eric Dutang	47	Chief Financial Officer
Kyung Nam-Wortman	51	Chief Human Resources Officer
Stephan Reynier	52	Chief Regulatory & Pharmaceutical Compliance Officer
David Sourdive, Ph.D.	54	Director, Executive Vice President, Strategic Initiatives and Co-Founder

Arthur Stril	32	Chief Business Officer
Marie-Bleuenn Terrier	39	General Counsel
Jon Voss	61	Executive Vice President Global Quality

Non-Employee Directors:
Jean-Pierre Garnier, Ph.D.	73	Chairman of the Board and Director
Laurent Arthaud	58	Director
Pierre Bastid	66	Director
Rainer Boehm	60	Director
Alain Godard	75	Director
Hervé Hoppenot	61	Director
Annick Schwebig, M.D.	70	Director

Executive Officers

André Choulika, Ph.D., is one of the founders of Cellectis and served as Chief Executive Officer since the Company’s inception in 1999. He served as Chairman of our board of directors from 2011 to November 2020 and Chairman of the board of directors of Calyxt from August 2010 to July 2020. He is CEO and Chairman of Cellectis, Inc. since December 2014 and Cellectis Biologics, Inc. since January 2019. From 1997 to 1999, Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was one of the inventors of nuclease-based genome editing technologies and a pioneer in the analysis and use of meganucleases to modify complex genomes. After receiving his Ph.D. in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. His management training is from the HEC (Challenge +). Since June 2019, Dr. Choulika served at the board of directors of Institut Pasteur. André Choulika was recently awarded Chevalier of the Légion d’Honneur in France.

Leopold Bertea, Ph.D. joined Cellectis in May 2020 as Senior Vice President of Technical Operations, Europe, responsible for ensuring execution across technical operations functions, including process development, analytical development, external supply, and the activities of the manufacturing facility in Paris site. Before joining Cellectis, Dr. Bertea was the General Manager and Site Head of CellForCure, acquired by Novartis from April 2019 to March 2020. Prior to that, Dr. Bertea was executive vice president bioproduction division at LFB Biotechnologies from September 2015 to March 2019. Leopold Bertea holds a Ph.D. in Chemical Engineering from ETH Zürich.

Carrie Brownstein, M.D. joined Cellectis in April 2020 as Chief Medical Officer, responsible for the clinical research and development and for the strategy and implementation of Cellectis’ clinical stage programs from candidate selection through commercialization. Before joining Cellectis, Dr. Brownstein was Vice President, Global Clinical Research and Development, Therapeutic Area Head for myeloid diseases at Celgene from March 2017 to April 2020. Prior to Celgene, Dr. Brownstein was Executive Director, Clinical Sciences Oncology at Regeneron Pharmaceuticals where she led teams investigating multiple early development programs and assets, including T-cell engaging bispecific antibodies, from March 2017 to August 2012. Dr. Brownstein started her industry career at Hoffman-La Roche (Roche Pharmaceuticals), where she held was Senior Medical Director supporting the development and approval of hematology and oncology therapies. Prior to her industry career, Dr. Brownstein practiced medicine as a Pediatric Hematologist/Oncologist on faculty at notable New York institutions including New York Presbyterian Columbia University and Mount Sinai Medical Center. Dr. Brownstein received her M.D. from Tufts University School of Medicine and completed her internship and residency at the Babies and Children’s Hospital of Columbia Presbyterian Medical Center (NYP, Morgan Stanley Children’s Hospital) in New York, NY, and completed her fellowship in Pediatric Hematology and Oncology at Memorial Sloan Kettering Cancer Center in New York, NY.

Steven Doares, Ph.D. joined Cellectis in July 2020 as Senior Vice President, US Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility. Dr. Doares is responsible for the deployment of Cellectis’ manufacturing facility in Raleigh, for clinical and commercial supplies of the Cellectis’ current immuno-oncology UCART product candidates. Prior joining Cellectis, Dr. Doares worked at Biogen, Inc. from 2010 to 2020, most recently serving as Vice President, Global Manufacturing Sciences, responsible for technology transfer into cGMP manufacturing of processes from clinical through commercialization stages for Biogen’s therapeutic product portfolio, both internally and externally. Dr. Doares holds a Ph.D. in Biochemistry from the University of Georgia.

Philippe Duchateau, Ph.D., joined Cellectis in 2001 to pioneer the field of genome engineering and has served as Chief Scientific Officer since 2012. After receiving his Ph.D. in 1993 in biochemistry and molecular biology at the Institut Pasteur (Lille, France), he completed a research fellowship from 1993 to 2001 at the University of California, San Francisco (United States) within the Cardiovascular Research Institute. He is co-inventor of numerous patents in the field of nucleases and genome engineering and co-author on more than 50 scientific publications and co-editor of one book entitled “Site-directed Insertion of Transgenes.” As head of Cellectis’s Research department since 2004, he helped to the development of the key Cellectis technologies.

Eric Dutang joined Cellectis as Deputy Chief Financial Officer in May 2015 and was appointed Chief Financial Officer in 2016. Eric began his career as financial auditor with KPMG, first in Paris for five years and then in New York for two years. He worked for listed companies in France and the United States such as Vivendi, Veolia Environnement or Cablevision. He then became a member of the transactions and advisory teams in Paris for seven years where he carried out acquisitions / disposals for listed companies and private equity funds. After serving at KPMG, he worked on international business developments for French public listed groups, including Air Liquide and Thales. Eric holds a Master of Finance and Executive MBA from HEC Paris (France)/Babson Massachusetts (USA).

Kyung Nam-Wortman, joined Cellectis in November 2020 as Executive Vice President, Chief Human Resources Officer, responsible to ensure that the Company advances its roadmap through the recruitment and retention of top talent. She also works to further develop and enhance Cellectis’ dynamic and inclusive culture, while optimizing the Company’s human resources function. Before joining Cellectis, Ms. Nam-Wortman was Senior Vice President, Head of Human Resources, Head of Information Technology, Facilities and Internal Communications at Achillion (recently acquired by Alexion in January 2020) since October 2014. Prior to her tenure at Achillion, Ms. Nam-Wortman was Vice President and Head of Global Talent and Organization Capability at Zoetis, where she supported the spin-off of Pfizer’s animal health business unit through its IPO and was responsible for the stand up of Zoetis’ global talent management function to support the company’s growth worldwide. She also held various human resource leadership roles for Pfizer’s business units, divisions, and functions with regional and global accountabilities. In addition to her experience in biotech/biopharma, Ms. Nam-Wortman has 14 years of experience in the consulting industry focused on strategic and organization change management from Delta Consulting Group and IBM. She received her bachelor’s degree in marketing from New York University Stern School of Business and MS in human resources management / organization development from the New School of Social Research.

Stephan Reynier, MSc, joined Cellectis in April 2011. He serves as Chief Regulatory and Pharmaceutical Compliance Officer. As Chief Regulatory and Pharmaceutical Compliance Officer, Mr. Reynier is in charge of ensuring a speedy and successful development of the UCART product family by establishing close interactions with regulatory agencies such as EMA and FDA, while securing compliance to applicable regulations, regulatory guidelines and quality assurance standards. Mr. Reynier has extensive experience, from his previous positions as Senior Director at Voisin Consulting Life Sciences and European Associate Director Medical Affairs at Gilead Sciences, in the design and implementation of regulatory strategies for the development of drugs and biologics, with a strong focus on cell and gene therapy. Mr Reynier graduated as Agro-Engineer in France and received a Master of Science in Chemical Engineering from the University of Toronto, Canada.

David Sourdive, Ph.D., is a co-founder of Cellectis and has held the position of Executive Vice President, Technical Operations since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. Since February 2014, Dr. Sourdive has also served on the board of directors of Mediterranean Institute for Life Sciences (MEDILS). Since December 2018, he has served on the board of directors of Enobraq SAS. Since September 2019, he has served on the Board of Exeliom S.A.S. and since February 2021, he has served on the board of directors of Cell-Easy S.A.S. From 2017 to May 2020, Dr. Sourdive has served on the Board of Omics SAS. From June 2015 to December 2019, he has served on the board of directors of Eukarÿs SAS. He previously served on the boards of directors of Cellectis AB, Medicen Paris Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +).

Arthur Stril joined Cellectis in July 2018 as Vice President, Corporate Development, and was appointed Chief Business Officer in 2020. Mr. Stril began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became Head of the Hospital Financing Unit at the French Ministry of Health. Mr. Stril graduated from the École Normale Supérieure, Paris & Cambridge University, and holds a diploma in Immunotherapy from the Université Paris-Descartes. Mr. Stril is also a member of the French Corps des Mines.

Marie-Bleuenn Terrier joined Cellectis as Legal Counsel in 2008, and was appointed General Counsel in 2013. Prior to joining Cellectis, she worked as Legal Counsel for Pfizer from 2004 to 2006, and for Boehringer-Ingelheim from 2006 to 2008. Marie-Bleuenn Terrier has also served as Secretary of our board of directors since 2015. Since July 2020, Mrs. Terrier served as president of BAIO S.A.S. She holds a Master’s degree in Law from the Panthéon La Sorbonne University in Paris.

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

Non-employee Directors

Jean-Pierre Garnier, M.D., has served as a member and Chairman of our board of directors since November 2020. Since 2018, Dr. Garnier has served as chairman of the board of directors of Carmat, a public company based in France. Since 2015, Dr. Garnier served as director of the board of Radius Therapeutics, a public pharmaceutical company and, since 2019, he served as lead director of the board of directors of Carrier Global Corp., a public company. He is currently a member of the Paul Newman Own Advisor Board. From 2018 to 2020, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company, sold for $30 billion to Johnson & Johnson. From 2008 to 2010, Dr. Garnier served as Chief Executive Officer of Pierre Fabre, from 2000 to 2008 he served as Chief Executive Officer and Executive Member of the Board of Directors of GlaxoSmithKline plc, and in 2000, he was Chief Executive Officer of SmithKline Beecham plc. Dr. Garnier has served as board member of Renault S.A., from 2008 to 2016, United Technologies Corporation from 1997 to 2019, and Max Planck Institute from 2013 to 2019. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar. He was recently promoted from Chevalier to Officier de la Légion d’Honneur of France.

Laurent Arthaud has served as a member of our board of directors since October 28, 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Kurma Life Sciences Partners, Adocia, Sparingvision, Aledia and Ribogenics, Inc. and Enyo Pharma. Since July 2020, Mr. Arthaud served at the board of directors of Calyxt, representing Cellectis. He previously served at the Calyxt’s board of directors from July 2017 to May 2019. He served on the board of directors of TxCell from 2012 to 2018, on the board of directors of Emertee Gestion from 2006 to 2016, and on the board of directors of Scynexis, Inc. from 200 to 2015. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique.

Pierre Bastid has served as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years of experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving on the board of directors of Pharnext (a biotechnology company), Carmat S.A., and DCTV Center New-York, and of a series of his owned investment and private equity companies and was Chairman of Z Nautic SAS from November 2019 to January 2020. Mr. Bastid also advises a number of investment and private equity firms. Mr. Bastid is a trustee of the Juilliard School of Music and other non-profit organizations based in the United States.

Rainer Boehm has served as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is the founder and owner of Rainer Boehm GmbH and is currently serving on the board of directors of Humanigen, Inc. since February 2018, Nordic Nanovector SA since July 2018, and BioCopy AG since February 2020. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. At Novartis, he led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma from 2010 to 2017, as well as ad interim CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.

Alain Godard has served as a member of Cellectis’ board of directors since 2007. Since March 2020, he served as director of Cineart, a cultural organization. From July 2017 to May 2019, Mr. Godard served at the board of directors of Calyxt. He joined the French chemical group Rhône-Poulenc in 1975 where he held various management positions in France and abroad before becoming CEO of the agrochemical subsidiary in 1991. In 1999 he was directly involved in the merger of Rhône-Poulenc and Hoechst to create Aventis and was appointed CEO of the Aventis CropScience subsidiary with a significant involvement in seeds and agricultural biotechnology. He left Aventis in 2002 to create a consulting company, SARL Godard & Co., specialized in agriculture and biotechnology, where he has served as Chief Executive Officer since 2009. Until 2016, Mr. Godard also served on the board of directors of Fermentalg S.A. He is a graduate of the Ecole Nationale Supérieure Agronomique de Toulouse and began his agronomy career in 1967 in Africa as a researcher at the Institut de Recherche pour les Huiles et Oléagineux.

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

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2020, was $4.4 million. For the year ended December 31, 2020, 110,500 stock options with an exercise price of €14.62 per ordinary share, 160,000 stock options with and exercise price of €8.27 per ordinary share, and 17,000 stock options with and exercise price of €15.12 per ordinary share were issued to executive officers as compensation under the 2018 Stock Option Plan and 92,600 free shares were issued to executive officers as compensation under the Second Free Shares 2018 Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $40,206 for the year ended December 31, 2020.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of-pocket expenses*	Equity awards granted in 2020
A. Choulika (1)	$1,152,789	—	—	—
D. Sourdive	$476,633	—	—	—
J.P. Garnier	—	—	—	—
L. Arthaud	—	—	—	—
P. Bastid	—	$68,477	$5,089	—
R. Boehm	—	$57,064	$1,893	—
A. Godard	—	$68,477	$1,332	—
H. Hoppenot	—	$62,770	$16,351	—
A. Schwebig	—	$62,770	—	—

*	The conversation rate used is the average rate of the period
(1)

Compensation includes (i) Gross salary for $0.4 million, (ii) Bonus for $0.3 million, (iii) vesting of 94,080 Calyxt RSU in 2020, Dr Choulika sold 50,121 Calyxt shares for the sole purpose of covering the taxes associated to such vesting, and (iv) pension, retirement or similar benefits.

Service Agreements

Mr. Godard, a member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy, especially in the field of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2018, 2019 and 2020 amounted to $70 thousand, $71 thousand and $58 thousand respectively. No balances were outstanding at the end of each of the fiscal years.

Change of Control Benefits

We seek to balance the potential costs of change of control provisions with the costs that would arise from fear of job loss and other distractions that may result from potential, rumored or actual changes of control.

As a result, after careful evaluation of the implications and economics of a change of control plan, on September 4, 2014, our board of directors adopted a change of control plan, which was amended by our board of directors on December 11, 2014 applicable to certain of our executive officers and several of our senior employees. On March 4, 2020 and November 5,2020, our board of directors decided to extend the benefits of the change of control plan adopted in 2014 to also cover any members of the Cellectis executive committee not already covered by the plan adopted in 2014.

Accordingly, as of the date of this Annual Report, the change of control plan applies with respect to each member of the executive committee of Cellectis: Dr. Choulika (Chief Executive Officer and director), Dr. Leopold Bertea (Senior Vice President of Technical Operations—Europe), Dr. Carrie Brownstein (Chief Medical Officer), Dr. Steve Doares (Senior Vice President, US Manufacturing and Site Head), Dr. Phillippe Duchateau (Chief Scientific Officer), Mr. Eric Dutang (Chief Financial Officer), Ms. Kyung Nam-Wortman (Executive Vice President, Chief Human Resources Officer), Mr. Stephan Reynier (Chief Regulatory and Compliance Officer), Dr. David Sourdive (Executive Vice President, Strategic Initiatives and director), Mr. Arthur Strll (Chief Business Officer), Ms. Marie-Bleuenn Terrier (General Counsel) and Mr. Jon Voss (Executive Vice President, Global Quality). The change of controlplan also applies to Ms. Delphine Jay (Human Resources Director), Dr. Laurent Poirot (Senior Vice President Immunology), and Dr. Julianne Smith (VP Translational Sciences).

Pursuant to the change of control plan, a severance package shall be paid if, within the 36-month period following a change of control of Cellectis S.A., one of the following triggering events occurs, in each case, without the agreement of such executive or employee:

•	termination (including by non-renewal) of such person’s employment other than for gross misconduct (faute lourde); and

•	for any non-employee officer or US officer, any material reduction of such executive’s duties or cash compensation.

Under the change of control plan, the severance package shall be equal to 24 months of compensation increased by an amount equal to the annual performance bonus to which the employees or executives concerned may be entitled for the year of their departure (or for Dr. Choulika only, two times such target bonus), or, in the absence of such a target bonus, 1.5 times the last annual bonus paid to them during the 12 months prior to their departure.

The severance package shall be in addition to any legal and conventional severance payments owed to the employees or executives concerned under applicable law.

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

We maintain customary liability insurance coverage for our directors and executive officers, including insurance against liability under the Securities Act. With certain exceptions and subject to limitations on indemnification under French law, this insurance coverage will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance coverage is necessary to attract qualified directors and executive officers.

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

Our board of directors’ authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted under these instruments must be approved by a two-thirds majority of the votes cast of our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Such extraordinary general meeting shall determine the aggregate amount of equity incentive instruments to be granted and the period during which such authorization may be used by our board of directors, which cannot exceed 18 months for non-employee warrants and employee warrants and 38 months for stock option and restricted (free) shares, in each case beginning from the date of the applicable shareholders’ approval.

The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting and cancel the unallocated portions of the previous pools.

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

Employee warrants may only be issued by growth companies meeting certain criteria, which we no longer meet. Therefore we are no longer eligible to issue employee warrants since we no longer satisfy the legal conditions necessary to issue such employee warrants.

As of December 31, 2020, no employee warrants were outstanding.

Non-Employee Warrants (BSA)

Non-employee warrants are granted by our board of directors to third-party service providers, consultants and non-employee directors of the Company. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at fair market value and in any case at a price at least equal to five percent (5%) of the volume weighted average price for a company share on the market or markets on which the company shares are listed during the five (5) trading days prior to the date of the grant of said non-employee warrant by the board of directors (rounded up to the next euro cent, if necessary).

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

As of December 31, 2020, 899,225 non-employee warrants exercisable for an aggregate of 899,225 ordinary shares at a weighted average exercise price of €27.15 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof.

Free Shares

Under our 2012, 2013, 2014, 2015, 2018 and Second 2018 Free Share Plans, or collectively the Free Shares Plans, we have granted free shares to certain of our employees and officers. Our current plan, the Second 2018 Free Share Plan, was adopted by our board of directors on August 1, 2018 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 26, 2018.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Our board of directors has the authority to administer the Free Share Plans.

Pursuant to the shareholders authorization dated June 26, 2018, the maximum aggregate number of ordinary shares, which may be issued is 9,672,382, provided that our board of directors may decide of new grant of options only under our current Second 2018 Free Share Plan, with a maximum aggregate amount as of the date of this Annual Report of 1,170,000 ordinary shares that may be issued. As of the date of this Annual Report, 500,850 ordinary shares remain available for issuance under the Second 2018 Free Share Plan, as amended as of the date of this Annual Report.

Subject to the terms of the Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders.

For the 2012, 2013, 2014 and 2015 Free Shares Plans, our shareholders have determined that the vesting period must be at least two years from the date of grant and the holding period must be two years from the end of the vesting period, with no holding period applicable to beneficiaries for whom the vesting period was four years or longer.

For the Second 2018 Free Share Plan, our shareholders have determined that the vesting period must be at least one year from the date of grant and the holding period must be one year from the end of the vesting period, with no holding period applicable to beneficiaries for whom the vesting period was two years or longer.

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

Stock Options

Under our 2015, 2016, 2017, and 2018 stock options plans, or collectively the Stock Options Plans, we have granted stock options to certain of our employees and officers. Our current plan, the 2018 Stock Option Plan, was adopted by our board of directors on August 1, 2018 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 26, 2018.

The Stock Options Plans follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option will be no less than ninety-five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of our board of directors decision to grant the options, provided that for our US beneficiaries, the exercise price for any stock option shall not be less than the closing or last offer price of the shares on the principal exchange upon which such securities are traded or quoted on such date.

Pursuant to the shareholders authorization dated June 26, 2018, the maximum aggregate number of ordinary shares, which may be is 9,672,382, provided that our board of directors may decide of new grant of options only under our current 2018 Stock Option Plan with a maximum aggregate of 2,990,546 ordinary shares that may be optioned and issued. Incentive Stock Options and Non-qualified stock options may be granted under the Stock Option Plans. As of the date of this Annual Report, 1,117,492 ordinary shares remain available under the current 2018 Stock Option Plan.

Stock Options may be granted to any individual employed by us or by any affiliated company. Stock Options may also be granted to our Chairman, our general manager and to our deputy general managers. Incentive Stock Options granted to owners of shares possessing 10% or more of the total voting power in the Company will be subject to limitations on their exercise price and term.

Our board of directors has the authority to administer and interpret the Stock Option Plans. Subject to the terms of the Stock Option Plans, our board of directors determines the recipients, the dates of grant, the exercise price of the stock options, the number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting period. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the Stock Option Plans will generally be 10 years from the date of grant. Further, Stock Options will generally terminate on the earlier of when the beneficiary ceases to be an employee or the Company or upon certain transactions involving the Company. Under the 2015, 2016 and 2018 Stock Options Plans, in the event of a voluntary retirement of the beneficiary, the beneficiary will continue to benefit from the options which may be exercised according to the vesting schedule decided by the board during the grant of the corresponding options until their expiration date.

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

During the year ended December 31, 2020:

Cellectis S.A.

•	6,800 free shares have been granted to new employees in December, 2020 under the Second 2018 Free Share Plan and are under the vesting period of two years;

•

28,000 stock options have been granted to new employees in November, 2020 under the 2018 Stock Option Plan and are under the vesting period of four year, of which 20,500 stock options have been granted to one of our officers newly employed: our Chief Human Resources Officer;

•

16,600 free shares have been granted to new employees in November, 2020 under the Second 2018 Free Share Plan and are under the vesting period of two years, of which 11,600 free shares have been granted to one of our officers newly employed: our Chief Human Resources Officer;

•

423,285 free shares have been granted in October, 2020 under the Second 2018 Free Shares Plan and are under non-market performance vesting conditions and with a minimum vesting period of three years. These free shares have been granted to a large number of our employees, provided that no free shares have been granted to our officers, except our Chief Financial Officer and our Chief Business Officer, to whom 32,000 free shares have been granted for regularization purpose, under non-market performance vesting conditions and with a minimum vesting period of three years;

•	45,000 stock options have been granted to a new employee in September, 2020 under the 2018 Stock Option Plan and are under the vesting period of four years;

•	21,500 free shares have been granted to new employees in September, 2020 under the 2018 Stock Option Plan and are under the vesting period of two years;

•

212,000 stock options have been granted to certain of our employees in August, 2020 under the 2018 Stock Option Plan and are under the vesting period of four year, of which 90,000 stock options have been granted to two of our officers (our Senior Vice President of Technical Operations, Europe, and our Executive Vice President Global Quality);

•

70,000 free shares have been granted to certain of our employees in August, 2020 under the Second 2018 Free Share Plan and are under a vesting period of two years for the US residents and a vesting period of one year and a subsequent lock-up period of one year for French residents; of which 19,000 free shares have been granted to two of our officers (our Senior Vice President of Europe Technical Operations, and our Executive Vice President Global Quality);

•

17,000 stock options have been granted to one of our officers (our Senior Vice President of US Manufacturing) in July, 2020 under the 2018 Stock Option Plan and are under the vesting period of four year;

•

10,000 free shares have been granted to one of our officers (our Senior Vice President of US Manufacturing) in July, 2020 under the Second 2018 Free Share Plan and are under the vesting period of two years;

•	17,000 stock options have been granted to new employees in June, 2020 under the 2018 Stock Option Plan and are under the vesting period of four year;

•	16,500 free shares have been granted to new employees in June, 2020 under the 2018 Stock Option Plan and are under the vesting period of two years;

•	160,000 stock options have been granted to one of our officers newly employed (our Chief Medical Officer) in April, 2020 under the 2018 Stock Option Plan and are under the vesting period of four year;

•

20,000 free shares have been granted to one of our officers newly employed (our Chief Medical Officer) in April, 2020 under the Second 2018 Free Share Plan and are under the vesting period of two years;

•	6,500 free shares have been granted to new employee in March, 2020 under the 2018 Stock Option Plan and are under the vesting period of two years;

Calyxt

During the year ended December 31, 2020, our subsidiary Calyxt granted options, restricted stock unit and performance stock unit representing a 2.7% interest to a group of its employees, directors, executive officers and consultants.

C.	Board Practices

Board Composition

Under French law and our By-laws, our board of directors must be composed of between three and eighteen members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority of the votes cast of our shareholders. Pursuant to our By-laws, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the votes cast of at least a majority of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board, in accordance with French law.

We currently have nine directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Pierre Garnier, M.D.	Chairman and Director	2020	2023
André Choulika, Ph.D.	Director and CEO	2000	2021
David Sourdive, Ph.D.	Director and Deputy CEO	2000	2021
Alain Godard	Director	2007	2021
Pierre Bastid	Director	2011	2023
Laurent Arthaud	Director	2011	2023
Annick Schwebig, M.D.	Director	2011	2023
Hervé Hoppenot	Director	2017	2023
Rainer Boehm	Director	2017	2023

Pursuant to French regulations, any company having more than 50 employees must, implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the former various employee representative bodies, including the Délégation Unique du Personnel initially in place at Cellectis. We proceeded with the re-election, for a two-year term, of this Social and Economic Committee on September 15, 2020.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit and finance committee.

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

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our By-laws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

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

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly deliberate only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote and the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

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

Board Committees

Our board of directors has established an audit and finance committee and a compensation committee, each of which operates pursuant to a separate charter adopted by our board of directors. The board of directors has also established a scientific committee. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, Nasdaq, and the rules and regulations of the SEC.

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

As of December 31, 2020, we had 281 employees (excluding employees of Calyxt), 272 of whom are full-time, 54 of whom hold M.D, Ph.D. or Pharm.D. degrees, 228 of whom were engaged in research and development activities and 53 of whom were engaged in business development, commercial, legal, finance, information systems, facilities, human resources or administrative support. As of December 31, 2020, 158 of our employees were located in France and 123 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

As of December 31, 2020, Calyxt employed 59 employees, 38 of whom were in R&D. Calyxt’s multidisciplinary team includes experts in biology, chemistry, plant genetics, agronomy, data science, and other related fields. As early leaders in the field of gene editing for plants, members of Calyxt’s management team have invented TALEN, one of the premier gene-editing tools. None of its employees are represented by a labor union or covered by a collective bargaining agreement. Calyxt considers its relationship with its employees to be good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 15, 2021 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 15, 2021. The percentage ownership information shown in the table is based upon 42,780,186 ordinary shares outstanding as of December 31, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 15, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
ARK Investment Management LLC (1)	6,679,077	15.61%
Bpifrance Participations (2)	3,686,287	8.62%
Capital International Investors (3)	2,876,471	6.72%
Pfizer, Inc. (4)	2,786,924	6.51%
Baillie Gifford & Co. (5)	2,735,332	6.39%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D (6)	1,990,505	4.65%
David Sourdive, Ph.D. (7)	1,777,160	4.15%
Philippe Duchateau, Ph.D. (8)	671,776	1.57%
Eric Dutang (9)	388,694	*
Marie-Bleuenn Terrier (10)	647,441	1.51%
Stephan Reynier (11)	291,041	*
Arthur Stril (12)	5,809	*
Jon Voss (13)	9,375	*
Leopold Bertea	—	*
Carrie Brownstein (14)	40,000	*
Steven Doares	—	*
Kyung Nam-Wortman	—	*
Alain Godard (15)	238,724	*
Pierre Bastid (16)	2,082,191	4.87%
Laurent Arthaud	—	*
Annick Schwebig, M.D. (17)	202,115	*
Hervé Hoppenot (18)	40,000	*
Rainer Boehm (19)	40,000	*
Jean-Pierre Garnier	—	*
All directors and executive officers as a group (19 persons)	8,424,831	19.69%

*	Represents beneficial ownership of less than one per cent.
(1)

Amounts beneficially owned by ARK Investment Management LLC were reported pursuant to a Schedule 13G amendment filed with the SEC on February 16, 2021 by ARK Investment Management LLC. ARK Investment Management LLC’s address is 3 East 28th Street, New York, NY 10016.

(2)

Consists of (a) 3,686,287 ordinary shares and 6,565,787 voting rights beneficially owned by Bpifrance Participations S.A., (b) 3,961,387 ordinary shares and 6,840,887 voting rights beneficially owned by Caisse des Dépôts, (c) 3,686,287 ordinary shares and 6,565,787 voting rights beneficially owned by EPIC Bpifrance and (d) 3,686,287 ordinary shares and 6,565,787 voting rights beneficially owned by Bpifrance S.A., were reported pursuant to a Schedule 13D amendment filed with the SEC on February 12, 2021. Bpifrance Participations S.A., EPIC Bprifrance and Bprifrance S.A.’s address is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Caisse Dépôts’ address is 56, rue de Lille, 75007 Paris, France.

(3)

Amounts beneficially owned by Capital International Investors were reported pursuant to a Schedule 13G filed with the SEC on February 16, 2021 by Capital International Investors. Capital International Investors’ address is 333 South Hope Street, 55th Fl, Los Angeles,California 90071. Capital International Investors is a division of Capital Research and Management Company.

(4)

The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the entry into a research and collaboration agreement between Pfizer Inc. and Cellectis S.A.

(5)	The address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN.
(6)

Includes 219,173 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 200,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 160,701 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 226,477 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 118,121 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 70,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(7)

Includes 175,343 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 175,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 140,614 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 70,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 35,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan. Includes 703,041 shares held by Viveoo SARL.

(8)

Includes 131,508 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 150,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 120,526 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 169,858 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 26,250 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 35,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(9)

Includes 15,000 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 120,526 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 148,168 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 70,000 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 35,000 ordinary shares that Mr. Dutang has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(10)

Includes 87,671 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 90,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 140,614 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 70,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 35,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(11)

Includes 39,452 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 58,856 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 67,609 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 35,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan and 35,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(12)

Includes 2,811 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan and 2,999 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan.

(13)	Includes 9,375 ordinary shares that Mr. Voss has the right to acquire pursuant to stock options granted in November 2019 under the 2018 Stock Option Plan.
(14)	Includes 40,000 ordinary shares that Mrs. Brownstein has the right to acquire pursuant to stock options granted in April 2020 under the 2018 Stock Option Plan.
(15)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 37,000 non-employee warrants, which are exercisable since October 28, 2017 and 40,000 non-employee warrants, which are exercisable since October 11, 2018.

(16)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017, 40,000 non-employee warrants, which are exercisable since October 11, 2018 and includes 1,743,678 shares held by Lohas SARL and 62,438 shares held by Kotys SA.

(17)

The ordinary shares include 30,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017 and 40,000 non-employee warrants, which are exercisable since October 11, 2018.

(18)	The ordinary shares include 40,000 non-employee warrants which are exercisable since October 11, 2018.
(19)	The ordinary shares include 40,000 non-employee warrants which are exercisable since October 11, 2018.

None of our principal shareholders has voting rights different than our other shareholders.

As of December 31, 2020, we estimate that approximately 50.8% of our outstanding ordinary shares were held in the United States by approximately 88 holders of record.

B.	Related Party Transactions

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Bpifrance, which is a shareholder of Cellectis, participated in a bank syndicate that provided Cellectis an €18.5 million state guaranteed loan (Prêt Garanti par l’Etat).

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers

Equity Awards

Since January 1, 2020, we have granted equity awards to certain of our directors and executive officers:

•	On April 14, 2020, we granted 160,000 stock options and 20,000 free shares to certain of our Executive Officers;

•	On July 20, 2020, we granted 17,000 stock options and 10,000 free shares to certain of our Executive Officers;

•	On August 5, 2020, we granted 90,000 stock options and 19,000 free shares to certain of our Executive Officers;

•	On October 14, 2020, we granted 32,000 free shares to certain of our Executive Officers, and

•	On November 5, 2020, we granted 20,500 stock options and 11,600 free shares to certain of our Executive Officers.

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

Transactions with subsidiaries: Calyxt Offerings and Key Arrangements

On October 20, 2020, Calyxt entered into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of Calyxt’s common stock, at a purchase price of $4.00 per share, in an SEC-registered, direct offering. The financing resulted in gross proceeds of $15.0 million before payment of all related fees and expenses. Cellectis purchased 1,250,000 shares in the offering for a value of $5.0 million.

In connection with Calyxt’s initial public offering in 2017, we and Calyxt entered into certain agreements that provide a framework for our ongoing relationship with Calyxt. The summaries of the most significant provisions of these agreements. These summaries are qualified in their entirety by reference to the full text of such agreements.

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

During fiscal year 2020, Calyxt made payments to us for services provided under the management services agreement of $0.3 million, which excludes direct re-invoicing and royalties paid to us.

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

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $2.7 million on December 31, 2020). Moreover, the statutory accumulated deficit is $263.3 million as of December 31, 2020.

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

Directors

Quorum and Voting. The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board of directors allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. The board of directors may also take by written consultation certain decisions restrively listed by French law.

In addition, our By-Laws allow a director to grant another director a proxy to represent him or her at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are adopted by the majority of the voting rights held by the directors present or represented, it being specified that in case of a vote-split, the Chairman of the board of directors shall have a casting vote.

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

Directors’ Compensation. The aggregate amount of compensation (formerly named “jetons de presence”) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority of the votes cast. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to a director on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.

Board of Directors’ Borrowing Powers. There are currently no limits imposed by our By-laws on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Age Limits. The number of directors who are more than seventy-five (75) years old may not exceed one third of the directors in office.

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

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Regulation 596/2014 of April 16, 2014 and its related delegated regulations (MAR) provides for safe harbor exemptions when the acquisition is made (i) under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code and with the General Regulations of the Autorité des marchés financiers or AMF and (ii) for one of the following purposes which shall be provided for in the buy-back program:

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

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 22-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

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

The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda. To better understand the voting rights of the ADSs, you should carefully read the section of this Annual Report titled “—Risks Related to Ownership of Our ADSs—Holders of our ADSs may not be able to exercise their right to vote the ordinary shares underlying such ADSs.”

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

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

a merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast of the shareholders present, represented by proxy or voting by mail at the relevant meeting. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.

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

•

our board of directors can only be convened by our chairman (and our managing director, if different from the chairman, may request the chairman to convene the board), or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

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

•

in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder and in addition to certain obligations; see the section of this Annual Report titled “—Declaration of Crossing of Ownership Thresholds”;

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

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

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

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by two-thirds majority of the votes cast or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

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

Further, any investment (i) by an individual or entity located in a country that is not a member State of the European Union or of a member State of the European Economic Area having entered into a convention on administrative assistance against tax evasion and fraud with France, or by a French citizen not residing in France, and (ii) that will result in the relevant investor acquiring the control of, all or part of a business of, or more than 25% (reduced to 10% for the biotech sector from July 1 to December 31, 2021) of the share capital or voting rights of, a company registered in France and developing activities in certain strategic industries, such as, energy, public health, biotech telecommunications, artificial intelligence, cybersecurity, robotics, data collection or dual-use goods and technology is subject to the prior authorization by the French Ministry of Economy. In the absence of such authorization, the relevant investment shall be deemed null and void.

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

For information on our material contracts, please refer to Items 4, 6 and 7.B. of this Annual Report.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of ADSs. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, or state, local or non-U.S. tax laws, and does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to particular holders, such as the effects of section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

The discussion applies to you only if you hold the ADSs as capital assets for U.S. federal income tax purposes (generally, for investment). This section does not apply to you if you are a member of a special class of holders subject to special tax rules, including:

•	a broker;

•	a dealer in securities, commodities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a real estate investment trust;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	a regulated investment company;

•	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;

•	a mutual fund;

•	an individual retirement or other tax-deferred account;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more, by voting power or value, of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a holder that holds ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. Dollar.

This section is based on the Code, existing and proposed income tax regulations issued under the Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this Annual Report. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the passive foreign investment company, or PFIC, rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service, or IRS, or the courts. No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the ADSs or that any such position would not be sustained.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE ADSs IN YOUR PARTICULAR SITUATION.

You are a “U.S. holder” if you are a beneficial owner of ADSs or are treated for U.S. federal income tax purpose as :

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

In addition, this discussion is limited to holders who are not resident in France for purposes of the income tax treaty between the United States and France.

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

PFIC Considerations

The Code provides special rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock (including ordinary shares represented by ADSs) in a PFIC. A non-U.S. corporation will be treated as a PFIC for any taxable year in which either: (1) at least 75 % of its gross income is “passive income” or (2) at least 50 % of its gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are “passive assets,” which generally means that they produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020. No assurances may be given at this time as to our PFIC status for the taxable year ended December 31, 2021 or future taxable years. PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with any position we take regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the non-U.S. corporation must annually provide or make available to the holder certain information. For any taxable year in which we are a PFIC, we will determine whether we will provide to U.S. holders the information required to make a valid QEF election. There can be no assurance that we will make such information available for any taxable year in which we are or may be a PFIC.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for the taxable year ending December 31, 2021 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2020. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

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

Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for taxable year ending December 31, 2021 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020.

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

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S. source capital gains exceed such non-U.S. holder’s U.S. -source capital losses.

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

In addition, U.S. holders may be subject to backup withholding with respect to dividends on and proceeds from the sale, exchange or other disposition of the ADSs. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. U.S. holders are advised to consult with their own tax advisors regarding the application of the United States information reporting rules to their particular circumstances.

A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing a properly completed and duly executed certification of its non-U.S. status to the payor, under penalties of perjury, on IRS Form W-8BEN, W-8BEN-E or other appropriate W-8, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the ownership and disposition of the ADSs. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws or non-tax laws, foreign tax laws, and any changes in applicable tax laws, including the Tax Cuts and Jobs Act, and any pending or proposed legislation or regulations.

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

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20201223 issued on December 23, 2020, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

In the event that dividends are paid by Cellectis, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 26.5%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC) (unless the Company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

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

A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 26.5% (anticipated to be progressively decreased to 25% in 2022), if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.

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

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Allogene, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2020, our collaboration revenues would have increased by €4.9 million. Our exposure to currencies other than the U.S. dollar is negligible.

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

For the year ended December 31, 2020, our revenues denominated in U.S. dollars related to the Allogene collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $119.8 million as of December 31, 2020. Current financial assets denominated in U.S. dollars amounted to $27.1 million as of December 31, 2020.

The net foreign exchange result for the fiscal year 2020 is a loss of $10.5 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Commodity Price Risk

Calyxt’s primary exposure to market risk is commodity price sensitivity. Following their decision to advance its soybean go-to-market strategy in the third quarter of 2020, Calyxt’s exposure to changes in commodity prices changed significantly. Calyxt is now primarily susceptible to changes in commodity market prices that could impact the selling price for its grain inventories, which are carried at historical cost. Prior to their purchase, Calyxt’s also has market exposure associated with its fixed price Forward Purchase Contracts. In the normal course of business, Calyxt manages its exposure to changes in market prices by entering commodity hedges to convert fixed price grain inventories and fixed price Forward Purchase Contracts to floating market prices. By executing these hedging strategies, Calyxt can closely match the expected economic terms of the grain sale with the market. In a rising market these positions will result in losses, and in a falling market these positions will result in gains once any losses, if any, are recaptured. At time of sale the gains or losses on the commodity derivatives will be realized and be fully offset by gains or losses on the grain inventories. Based on Calyxt’s positions as of December 31, 2020, a ten percent increase in commodity futures market prices would have a $0.9 million decrease in Calyxt’s financial condition, and a ten percent decrease in commodity futures market prices would have a $0.9 million increase in Calyxt’s financial condition

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Citibank, N.A., as depositary for our ADSs, registers and delivers ADSs. Each ADS represents one ordinary share deposited with Citibank Europe PLC, located at EGSP 186, 1 North Wall Quay, Dublin 1 Ireland or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered is located at 388 Greenwich Street, New York, New York 10013.

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

Depositary Payments for 2020

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

For the year ended December 31, 2020, Citibank, N.A., as Depositary, had made reimbursements to the Company of $353  thousand.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

From March 24, 2015 (the effective date of our Form F-1 (333-202205) for our initial public offering) to December 31, 2018, we applied all of the offering proceeds substantially consistent with the use of proceeds described in our Rule 424(b)(1) prospectus filed with the SEC on March 26, 2015. Accordingly, for the year ended December 31, 2020, Item 14 is no longer applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

(a)

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

(b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2020. Management’s assessment was based on the framework in “Internal Control – Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2020, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d)	We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2020.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2019 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2019		2020
	($, in thousands)
Audit Fees	775	*	676	*
Audit-Related Fees	—		—
Tax Fees	—		—
Other Fees	—		—
Total	775		676

(*)	$375 thousand and $306 thousand for Cellectis and $400 thousand and $370 thousand for Calyxt, respectively for the years ended December 31, 2019 and 2020.

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

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2019 or 2020.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2020 were pre-approved by the audit and finance committee.

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

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our By-laws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

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

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account nonbinding recommendations of the relevant board committee.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-[61] of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2018, 2019 and 2020:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2020 and 2019, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2021 expressed an unqualified opinion thereon.

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

Revenue recognition from contracts with customers

Description of the Matter

As discussed in the section “Collaboration agreements and licenses” of Note 3.1 “Revenues and other income” in the consolidated financial statements, the Company earns revenue under collaboration and license agreements with its customers, that consist of: the licensing of rights to technology, research and development programs, research and development cost reimbursements and royalties. Under certain collaboration and license agreements, the Company receives non-refundable upfront payments and may receive milestone payments.

The Company evaluates its collaboration and license agreements to determine: the separate performance obligations, including performance obligations to which non-refundable upfront payments relate, the transaction price (which may include variable consideration), the allocation of the transaction price to the performance obligations, and the timing of the satisfaction of the performance obligations.

Based on its analysis, the Company determined that certain non-refundable upfront payments should be deferred and recognized as revenue when the performance obligation is satisfied. When a specific research and development program is put on hold, revenue recognition would continue to be deferred until research and development efforts resume or a decision is made to abandon the project.

In 2020, the Company entered into an amendment to a license, development and commercialization agreement which included a $27.6 million non-refundable upfront payment related to an expanded exclusive worldwide license to develop and commercialize certain products. Based on its analysis, the Company determined that this non-refundable upfront payment constituted a performance obligation that had been fully satisfied and recognized the revenue point in time in the year ended December 31, 2020.

In addition, under the terms of this amendment, certain of the research and development projects put on-hold in the previous years were determined to be abandoned by the counterparty. As such, the Company recognized $19.4 million in revenue for the year ended December 31, 2020 on these projects.

Auditing the Company’s determination of the performance obligation in this amendment and the satisfaction of the performance obligations related to the non-refundable upfront payment received in 2020 and also those that had been received in previous periods and deferred required a high degree of auditor judgment. The complexity consisted of determining if the performance obligation will be satisfied over time, requiring deferral of revenue, or was satisfied point in time and whether the performance obligations related to the previously deferred up-front payments had, in fact, been satisfied.

How We Addressed the Matter in Our Audit

We obtained an understanding of, evaluated the design and tested the operating effectiveness of controls over the Company’s revenue recognition process related to collaboration and license agreements. For example, we tested controls over management’s assessment of its contractual arrangements including its determination of the separate performance obligations, and the determination of the satisfaction of the performance obligations.

To assess management’s conclusions regarding whether non-refundable upfront payments and deferred revenue should be recognized as revenue during the year, our audit procedures included, among others, evaluating the appropriateness of the Company’s accounting analysis for the amendment by inspecting and analyzing the amendment to the license, development and commercialization agreement, reading and analyzing the minutes of the relevant research committees and inquiring of management and research and development personnel regarding the status of the related research and development projects, comparing the information obtained with publicly available information and collecting the upfront proof of payment. We also assessed the disclosures in the related footnotes.

/s/ Ernst & Young et Autres

Ernst & Young et Autres has served as the Company’s auditor since 2012.

Paris-La Défense

March 4, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cellectis S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Cellectis S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2020 and 2019, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2020 and the related notes, and our report dated March 4, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young et Autres

Paris-La Défense, March 4, 2021

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2019	December 31, 2020
ASSETS
Non-current assets
Intangible assets	5	1,108	1,584
Property, plant, and equipment	7	23,712	71,673
Right-of-use assets	6	45,612	73,845
Other non-current financial assets	8.2	5,517	7,007

Total non-current assets		75,949	154,109
Current assets
Inventories	9	2,897	1,606
Trade receivables	10.1	2,959	5,171
Subsidies receivables	10.2	9,140	10,703
Other current assets	10.3	15,617	29,643
Current financial assets	11.1	20,385	27,091
Cash and cash equivalents	11.2	340,522	241,148

Total current assets		391,520	315,362

TOTAL ASSETS		467,469	469,471

LIABILITIES
Shareholders’ equity
Share capital	15	2,767	2,785
Premiums related to the share capital	15	843,478	863,912
Currency translation adjustment		(22,641)	(4,089)
Retained earnings		(406,390)	(505,961)
Net income (loss)		(102,091)	(81,074)

Total shareholders’ equity - Group Share		315,123	275,573
Non-controlling interests		40,347	33,273

Total shareholders’ equity		355,470	308,846
Non-current liabilities
Non-current financial liabilities	12	—	28,836
Non-current lease debts	12	46,540	75,764
Non-current provisions	18	2,855	4,010

Total non-current liabilities		49,395	108,610
Current liabilities
Current lease debts	12	1,067	6,696
Trade payables	12	29,264	24,609
Deferred revenues and contract liabilities	14	20,033	452
Current provisions	18	3,743	1,131
Other current liabilities	13	8,497	19,127

Total current liabilities		62,604	52,015

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		467,469	469,471

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2018	2019	2020
Revenues and other income
Revenues	3.1	12,731	15,190	73,949
Other income	3.1	8,701	7,800	8,507

Total revenues and other income		21,432	22,990	82,456

Operating expenses
Cost of revenue	3.2	(2,739)	(11,392)	(36,275)
Research and development expenses	3.2	(76,567)	(92,042)	(86,950)
Selling, general and administrative expenses	3.2	(47,248)	(43,017)	(44,201)
Other operating income (expenses)		31	(91)	(467)

Total operating expenses		(126,523)	(146,542)	(167,893)

Operating income (loss)		(105,091)	(123,552)	(85,437)

Financial income	3.3	20,572	11,971	5,468
Financial expenses	3.3	(3,813)	(3,631)	(17,514)

Financial gain (loss)		16,758	8,340	(12,046)

Income tax		—	—	—

Net income (loss)		(88,333)	(115,212)	(97,483)

Attributable to shareholders of Cellectis		(78,693)	(102,091)	(81,074)
Attributable to non-controlling interests		(9,640)	(13,121)	(16,409)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.93)	(2.41)	(1.91)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.93)	(2.41)	(1.91)

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2018	2019	2020
Net income (loss)	(88,333)	(115,212)	(97,483)

Actuarial gains and losses	70	(303)	(430)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	70	(303)	(430)

Currency translation adjustment	(19,192)	(5,714)	19,019

Commodity derivative contracts		17	—

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(19,192)	(5,697)	19,019

Total Comprehensive income (loss)	(107,455)	(121,212)	(78,894)

Attributable to shareholders of Cellectis	(97,125)	(108,356)	(62,952)
Attributable to non-controlling interests	(10,330)	(12,856)	(15,942)

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

$ in thousands

		For the year ended December 31,
	Notes	2018	2019	2020
Cash flows from operating activities
Net income (loss) for the period		(88,333)	(115,212)	(97,483)

Reconciliation of net income (loss) and of the cash provided by
Adjustments for
Amortization and depreciation		2,377	6,875	9,819
Net loss (income) on disposals		20	15	195
Net financial loss (gain)		(16,759)	(8,340)	12,045
Expenses related to share-based payments		37,218	26,880	16,736
Provisions		(468)	2,093	(2,366)
Other non cash items		—	85	(17)
Interest (paid) / received		6,905	6,808	2,639

Operating cash flows before change in working capital		(59,040)	(80,796)	(58,434)

Decrease (increase) in inventories		(37)	(2,627)	1,311
Decrease (increase) in trade receivables and other current assets		(3,696)	(2,674)	(8,338)
Decrease (increase) in subsidies receivables		(8,257)	7,359	(685)
(Decrease) increase in trade payables and other current liabilities		9,374	9,635	5,802
(Decrease) increase in deferred income		(6,480)	(39)	(19,918)

Change in working capital		(9,096)	11,654	(21,828)

Net cash flows provided by (used in) operating activities		(68,137)	(69,142)	(80,262)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		1,262	414	54
Acquisition of intangible assets		(171)	(45)	(567)
Acquisition of property, plant and equipment		(4,715)	(12,913)	(45,693)
Net change in non-current financial assets		221	(3,636)	(1,430)
Sale (Acquisition) of current financial assets		39,025	(19,692)	(6,706)

Net cash flows provided by (used in) investing activities		35,623	(35,872)	(54,342)

Cash flows from financing activities
Proceeds from the exercise of stock options Cellectis		7,771	—	344
Proceeds from the exercise of stock options Calyxt			(469)	210
Increase in share capital Cellectis		178,611
Increase in share capital Calyxt		49,942		9,205
Increase in borrowings		—	—	24,170
Decrease in borrowings		(127)	—	—
Payments on lease debts		—	(3,393)	(6,607)
Treasury shares		297	—	—

Net cash flows provided by (used in) financing activities		236,494	(3,862)	27,322

(Decrease) increase in cash and cash equivalents		203,981	(108,876)	(107,282)

Cash and cash equivalents at the beginning of the year		256,380	451,501	340,522
Effect of exchange rate changes on cash		(8,860)	(2,103)	7,908

Cash and cash equivalents at the end of the period	8	451,501	340,522	241,148

We present our consolidated statements of cash flows using the indirect method.

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018		35,960,062	2,367	614,037	(297)	1,835	(253,702)	(99,368)	264,873	19,113	283,986
Net Loss		—	—	—	—		—	(78,693)	(78,693)	(9,640)	(88,333)
Other comprehensive income (loss)		—	—	—	—	(18,502)	70	—	(18,432)	(690)	(19,122)

Total comprehensive income (loss)		—	—	—	—	(18,502)	70	(78,693)	(97,125)	(10,330)	(107,455)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Capital Increase	15.1	6,146,000	379	178,230	—	—	2	—	178,611	—	178,611
Capital Increase Calyxt (1)		—	—	—	—	—	26,454	—	26,454	23,488	49,942
Treasury shares		—	—	—	297	—	(58)	—	239	—	239
Exercise of share warrants, employee warrants and stock options	15.1	324,007	19	7,751	—	—	—	—	7,770	—	7,770
Non-cash stock-based compensation expense	16	—	—	28,507	—	—	—	—	28,507	8,711	37,218
Other movements		—	—	—	—	—	(28)	—	(28)	(12)	(40)

As of December 31, 2018		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272

As of January 1, 2019		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss		—	—	—	—	—	—	(102,091)	(102,091)	(13,121)	(115,212)
Other comprehensive income (loss)		—	—	—	—	(5,974)	(292)	—	(6,265)	265	(6,000)

Total comprehensive income (loss)		—	—	—	—	(5,974)	(292)	(102,091)	(108,356)	(12,856)	(121,212)
Allocation of prior period loss		—	—	—	—	—	(78,693)	78,693	—	—	—
Capital Increase	15.1	35,600	2	—	—	—	(2)	—	—	—	—
Exercise of stock options Calyxt (2)		—	—	—	—	—	(773)	—	(773)	304	(469)
Exercise of share and employee warrants / stock-options Cellectis	15.1	—	—	—	—	—	—	—	—	—	—
Non-cash stock-based compensation expense	16	—	—	14,951	—	—	—	—	14,950	11,929	26,879
Other movements		—	—	2	—	—	(2)	—	—	—	—

As of December 31, 2019		42,465,669	2,767	843,478	—	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470

As of January 1, 2020		42,465,669	2,767	843,478	—	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470
Net Loss								(81,074)	(81,074)	(16,409)	(97,483)
Other comprehensive income (loss)						18,552	(430)		18,122	467	18,589

Total comprehensive income (loss)		—	—	—	—	18,552	(430)	(81,074)	(62,952)	(15,942)	(78,894)
Allocation of prior period loss							(102,091)	102,091	—	—	—
Exercise of stock options Calyxt (2)							136		136	74	210
Capital Increase Calyxt (3)		—					4,243		4,243	4,962	9,205
Transaction with subsidiaries							(1,461)		(1,461)	1,461	—
Exercise of share and employee warrants / stock-options Cellectis	15.1	314,517	18	6,101					6,119	—	6,119
Non-cash stock-based compensation expense	16			14,365					14,365	2,371	16,736
Other movements				(32)			32		—	—	—
As of December 31, 2020		42,780,186	2,785	863,912	—	(4,089)	(505,961)	(81,074)	275,573	33,273	308,846

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
(2)	Corresponds to the impact of Calyxt stock options exercises during the period.
(3)

On October 20, 2020, Calyxt entered into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of Calyxt’s common stock, at a purchase price of $4.00 per share, in an SEC-registered, direct offering. The financing resulted in gross proceeds of $15.0 million before payment of all related fees and expenses. Cellectis purchased 1,250,000 shares in the offering for a value of $5.0 million, the proceeds of which are included in the net proceeds of approximately $14.0 million. Following the registered direct offering, as of December 31, 2020, Cellectis owns approximately 64.7% of Calyxt’s outstanding shares of common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immunooncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to deliver plant-based innovations and solutions with substantial disruption potential across multiple industries.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was incorporated on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

COVID-19 Update

As previously reported, while implementing health and safety measures, we have continued to advance our proprietary allogeneic CAR T-cell programs. During the course of 2020, except as discussed in the Annual Report with respect to the clinical hold affecting the MELANI-01 Study, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials. Each of the trials currently continues to progress through its respective dose levels.

In addition, construction is now complete for our raw materials manufacturing facility in Paris, and our commercial manufacturing facility in Raleigh, North Carolina remains on track with production expected to commence in 2021.

With respect to the five out-licensed programs, the UCART19 Clinical Studies were completed and Servier informed us that no additional patients are planned for enrollment, but all patients from the UCART19 Clinical Studies will continue the long-term follow-up study as planned. Allogene Therapeutics is continuing to enroll patients in the ALPHA Study, ALPHA2 Study, and UNIVERSAL Study, and received the IND approval to start the TRAVERSE Study.

Nevertheless, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to rapidly evolve.

At Calyxt, during 2020, supply chain disruptions did not have a material impact on Calyxt’s operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could rapidly offset such improvements.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Note 2. Accounting principles

2.1 Basis for preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2020 were approved by our Board of Directors on March 4, 2021.

Our Consolidated Financial Statements are presented in U.S. dollars. See Note 2.3.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as endorsed by the European Union.

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

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2020 but had no significant impact on the Consolidated Financial Statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards (Effective for the accounting periods as of January 1, 2020)

•	Amendment to IFRS 3 “Business Combinations” (Effective for the accounting periods as of January 1, 2020)

•	Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” (Effective for the accounting periods as of January 1, 2020)

•

Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Recognition and Measurement” and IFRS 7 “Financial instruments: Disclosures” (Effective for the accounting periods as of January 1, 2020)—Interest Rate Benchmark Reform

•

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, an amendment to IFRS 16. The amendment, which is applicable from June 1, 2020, allows lessees not to account for rent concessions as lease modifications if they are a direct consequence of Covid-19 and meet certain conditions. The impact of the application of this amendment was immaterial.

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2021. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	IFRS 17 “Insurance Contracts” (Effective for accounting periods beginning after January 1, 2023 and not yet adopted by the European Union)

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2 (Effective for the accounting periods as of January 1, 2021)

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

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Currency Translation Adjustments” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.4 Basis of consolidation

Going concern

The consolidated financial statements were prepared on a going concern basis. With cash and cash equivalents of $241,148 thousand as of December 31, 2020, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.

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

Consolidated entities

For the year ended December 31, 2020, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc., which was incorporated on January 18, 2019, and Calyxt.

As of December 31, 2020, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 64.7% of Calyxt’s outstanding shares of common stock. As of December 31, 2019, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 68.9% of Calyxt’s outstanding shares of common stock.

Until July 25, 2017, Cellectis S.A. fully owned Calyxt. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8,050,000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. On May 22, 2018, Calyxt completed a follow-on offering of its common stock. Calyxt sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share, including 457,500 shares of common stock pursuant to the exercise of the underwriters’ option to purchase additional shares. In the aggregate, Calyxt received net proceeds from the follow-on offering and exercise of the overallotment option of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million. On October 20, 2020, Calyxt entered into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of Calyxt’s common stock, at a purchase price of $4.00 per share, in an SEC-registered, direct offering. The financing resulted in gross proceeds of $15.0 million before payment of all related fees and expenses. Cellectis purchased 1,250,000 shares in the offering for a value of $5.0 million, the proceeds of which are included in the net proceeds of approximately $14.0 million.

Non-controlling interests

Non-controlling shareholders hold a 35.3% interest in Calyxt as of December 31, 2020 and a 31.1% interest in Calyxt Inc as of December 31, 2019. These non-controlling interests were generated during the initial public offering of Calyxt and the follow-on offerings as described above, as well as through vesting and exercises of equity awards.

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

Consolidated financial statements are then converted into dollars using the method described in Note 2.3.

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

Sales of products and services

Revenues on sales of products are recognized at the point in time once the control over the delivered products is transferred to the customer, which is based on shipping terms. Sales include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns, unsalable product and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return.

In certain instances, we may sell grain to a processor with a commitment to repurchase any soybean meal resulting from their grain crushing activity with a single net cash settlement occurring between the parties. In those instances, we recognize revenue from the sale of grain in the amount of the final net cash settlement with the processor. We also recognize revenue on our sale of the meal to our customers in accordance with our previously disclosed revenue recognition accounting policies. Costs are ascribed to grain and meal sold pursuant to the agreement with the processor.

In certain instances, we may sell grain to a processor and subsequent to the sale they will utilize our storage facility to hold the grain until such time they request it be delivered. We are responsible for all handling charges and delivery activities. In those instances, we recognize revenue from the sale of grain to the processor and concurrently accrue all estimated future storage, handling associated with that sale, except delivery costs considered as future revenues and prepaid expenses.

We also offer research services, which revenue is recognized over time, as the customer receives the benefits of the services.

Research Tax Credit

The main Research Tax Credit from which we benefit is the Crédit d’Impôt Recherche, or “CIR”, which is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit. As a general principle, such R&D tax credit can be offset against the corporate income tax (“CIT”) due on the profits of the financial year during which the expenses have been incurred and the following three years; any unused portion of the credit is then refunded by the French treasury (except for specific cases like e.g.if the Company can be qualified as small and medium-sized enterprises (in France the “PME”) Indeed, if a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, such company can request immediate refund of the remaining tax credit, without application of the three-year period. Cellectis S.A. meets such criteria.

We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities. When tax authorities’ payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2018	2019	2020
From France	12,495	7,896	51,057
From USA	236	7,294	22,892

Revenues	12,731	15,190	73,949

Research tax credit	8,561	7,800	8,433
Subsidies and other	140	—	74

Other income	8,701	7,800	8,507

Total revenues and other income	21,432	22,990	82,456

For the years ended December 31, 2020, 2019 and 2018, the revenue from France was generated by Cellectis S.A.

For the years ended December 31, 2020, 2019 and 2018, the revenue from USA was generated by Calyxt.

Revenues by nature

	For the year ended December 31,
	2018	2019	2020
	$ in thousands
Recognition of previously deferred upfront payments	7,114	—	20,291
Other revenues	3,383	6,055	28,532

Collaboration agreements	10,497	6,055	48,823

Licenses	2,142	1,762	2,123
Products & services	92	7,373	23,003

Total revenues	12,731	15,190	73,949

Recognition of previously deferred upfront payments mainly reflects the recognition of $19.4 million of deferred upfront and milestone payments on released targets, which is associated with the amendment to the License, Development and Commercialization Agreement between Les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis dated March 4, 2020 (the “Servier Amendment”).

In 2018, other revenues primarily consisted of research and development cost reimbursement. In addition to the cost reimbursement, for the year ended December 31, 2019, other revenues also include the recognition of a $5.0 million milestone which is associated with the initiation of the study of ALLO-715 in 2019. In 2020, other revenues include the recognition of a $28.5 million upfront payment received in March 2020 associated with the Servier Amendment by which Cellectis granted Servier an expanded exclusive worldwide license to develop and commercialize, either directly or through its US sublicensee, Allogene Therapeutics, Inc., all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501 and ALLO-501A.

For the years ended December 31, 2020, 2019 and 2018, revenues related to licenses includes royalties received under our various license agreements.

For the year ended December 31, 2020, products and services revenues mainly include the revenues of plants activities which in 2020 are primarily attributable to the commercialization of Calyxt’s first products, high oleic soybean oil and meal for $22.9 million.

Entity-wide disclosures:

In 2020, two clients represent more than 10% of the total revenue: Client A with 64% and Client B with 25%.

In 2019, two clients represent more than 10% of the total revenue: Client A with 36% and Client B with 28%.

In 2018, two clients represent more than 10% of the total revenue: Client A with 55% and Client B with 21%.

3.2 Operating expenses

Accounting policies

Prior to 2019, cost of goods sold represented immaterial costs associated with Calyxt’s out-licensing activities. Costs incurred at Calyxt associated with the purchasing, storing transporting and processing grain, net of proceeds of seed sales (Grain Costs), were expensed to R&D. Beginning in the first quarter of 2019, Calyxt began to capitalize all grain and seed costs into inventory. Grain and risk management costs, net of the benefit from Calyxt’s seed activity, are capitalized to inventory and relieved to cost of goods sold as the high oleic soybean oil and high oleic soybean meal is sold. Any valuation adjustments to inventory are recognized as incurred. Cost of goods sold also includes crush and refining losses that are expensed as incurred since they do not add to the value of the finished products.

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

Details of operating expenses by nature

	For the year ended December 31,
	2018	2019	2020
	$ in thousands
Cost of revenue
Cost of goods sold (1)	—	(9,280)	(34,168)
Royalty expenses	(2,739)	(2,112)	(2,107)

Cost of revenue	(2,739)	(11,392)	(36,275)

	For the year ended December 31,
	2018	2019	2020
	$ in thousands
Research and development expenses
Wages and salaries	(16,452)	(21,294)	(29,818)
Social charges on stock option grants	(99)	(1,357)	(56)
Non-cash stock based compensation expense	(18,057)	(12,260)	(8,029)

Personnel expenses	(34,608)	(34,911)	(37,903)

Purchases and external expenses	(40,458)	(49,251)	(41,270)
Other	(1,501)	(7,880)	(7,777)

Total research and development expenses	(76,567)	(92,042)	(86,950)

	For the year ended December 31,
	2018	2019	2020
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(11,373)	(12,822)	(15,794)
Social charges on stock option grants	(29)	(491)	(23)
Non-cash stock based compensation expense	(19,161)	(14,621)	(8,707)

Personnel expenses	(30,563)	(27,934)	(24,524)

Purchases and external expenses	(14,251)	(11,431)	(15,358)
Other	(2,433)	(3,652)	(4,319)

Total selling, general and administrative expenses	(47,248)	(43,017)	(44,201)

	For the year ended December 31,
	2018	2019	2020
	$ in thousands
Personnel expenses
Wages and salaries	(27,825)	(34,116)	(45,612)
Social charges on free shares and stock option grants	(128)	(1,848)	(79)
Non-cash stock based compensation expense	(37,218)	(26,881)	(16,736)

Total personnel expenses	(65,171)	(62,845)	(62,427)

(1)	Corresponds to the Calyxt costs of goods sold decreased by transportation costs related to Archer Daniels Midland (ADM) sales, considered as prepaid expenses under IFRS 15.

3.3 Financial income and expenses

Accounting policies

Financial income and financial expense include, in particular, the following:

•	Interest income from savings accounts and fixed term bank deposits;

•	Interest expense from leases;

•	Foreign exchange gain (loss) from transactions in foreign currencies; and

•	Other financial income and expenses, mainly derived from fair value adjustments related to our financial assets and derivative instruments.

Details of financial income and expenses

	For the year ended December 31,
	2018	2019	2020
Interest income	6,787	6,985	1,949
Foreign exchange gain	13,597	4,481	3,155
Other financial revenues	188	505	364

Total financial revenues	20,572	11,971	5,468

Interest expenses	(39)	(3)	(43)
Interest expenses for leases	(7)	(2,603)	(3,557)
Foreign exchange loss	(3,090)	(671)	(13,885)
Other financial expenses	(677)	(354)	(29)

Total financial expenses	(3,813)	(3,631)	(17,514)

Total	16,758	8,340	(12,046)

The decrease in financial income of $6.5 million between 2019 and 2020 was mainly attributable to a decrease of the foreign exchange gain of $1.3 million (from a $4.5 million gain in 2019 to a $3.2 million gain in 2020), to the decrease of interest received from financial investment of $5.0 million and to the decrease in fair value adjustment for $0.2 million in relation with the decrease in interest rates compared to 2019. The increase in financial expenses of $13.9 million between 2019 and 2020 was mainly attributable to $13.2 million increase in foreign exchange loss (from a $0.7 million loss in 2019 to a $13.9 million loss in 2020), the increase in financial expenses related to the increase in lease debt for $1.0 million and other immaterial variances for $0.3 million.

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

Tax proof

	For the year ended December 31,
	2018	2019	2020
	in thousands
Income (loss) before taxes from continuing operations	(88,333)	(115,212)	(97,483)
Theoretical group tax rate	23.66%	25.35%	24.88%

Theoretical tax benefit (expense)	20,901	29,208	24,254

Increase/ decrease in tax benefit arising from:
Permanent differences	832	(1,131)	(1,141)
Research tax credit	2,079	2,786	3,245
Share-based compensation & other IFRS adjustments	(8,065)	(7,828)	(4,198)
Non recognition of deferred tax assets related to tax losses and temporary differences	(15,652)	(23,079)	(22,159)
Other differences	(95)	43	0

Effective tax expense	—	—	—

Effective tax rate	0.00%	0.00%	0.00%

Deferred tax assets and liabilities

	As of December 31,
	2018	2019	2020
	$ in thousands
Credits and net operating loss carryforwards	65,555	102,112	141,954
Pension commitments	569	714	1,003
Leases	(4)	47	319
Impairment of assets	10	1	1
Revenue recognition	200	197	(491)
Other	491	284	1,308
Total unrecognized deferred tax assets, net	(66,823)	(103,354)	(144,095)

We have cumulative tax loss carryforwards for the French entity of the Group totaling $325 million as of December 31, 2020, $246 million as of December 31, 2019 and $186 million as of December 31, 2018. Such carryforwards can be offset against future taxable profit within a limit of $1.0 million per year, plus 50% of the tax profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $160 million as of December 31, 2020, $162 million as of December 31, 2019 and $84 million as of December 31, 2018. Calyxt’s carryforward periods are as follows: $64.0 million do not expire; zero expire in 2019 and 2020; and $41.9 million expire in 2032 and beyond.

3.5 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality;

•	The Senior Vice President Europe Technical Operations (from August 6, 2020);

•	The Senior Vice President of US Manufacturing (from August 6, 2020);

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Compliance Officer;

•	The Chief Medical Officer (from April 13, 2020); and

•	The Chief Human Resources Officer (from November 6, 2020).

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

•

Plants: This segment is focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

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

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment

	For the year ended December 31, 2018			For the year ended December 31, 2019			For the year ended December 31, 2020
($ in thousands)	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	236	12,495	12,731	7,294	7,896	15,190	22,892	51,057	73,949
External other income	178	8,523	8,701	—	7,800	7,800	—	8,507	8,507

External revenues and other income	414	21,018	21,432	7,294	15,696	22,990	22,892	59,564	82,456

Cost of revenue	(595)	(2,144)	(2,739)	(9,275)	(2,117)	(11,392)	(34,324)	(1,951)	(36,275)
Research and development expenses	(8,638)	(67,929)	(76,567)	(12,390)	(79,652)	(92,042)	(9,903)	(77,048)	(86,951)
Selling, general and administrative expenses	(21,067)	(26,180)	(47,248)	(26,090)	(16,927)	(43,017)	(21,688)	(22,513)	(44,201)
Other operating income and expenses	(50)	81	31	25	(116)	(91)	(103)	(363)	(466)

Total operating expenses	(30,351)	(96,172)	(126,523)	(47,730)	(98,812)	(146,542)	(66,018)	(101,875)	(167,893)

Operating income (loss) before tax	(29,937)	(75,154)	(105,091)	(40,436)	(83,116)	(123,552)	(43,126)	(42,311)	(85,437)

Financial gain (loss)	1,420	15,339	16,758	294	8,045	8,340	(776)	(11,270)	(12,046)

Net income (loss)	(28,517)	(59,816)	(88,333)	(40,142)	(75,071)	(115,212)	(43,902)	(53,581)	(97,483)

Non controlling interests	9,640	—	9,640	13,121	—	13,121	16,409	—	16,409

Net income (loss) attributable to shareholders of Cellectis	(18,877)	(59,816)	(78,693)	(27,021)	(75,071)	(102,091)	(27,493)	(53,581)	(81,074)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	838	16,852	17,689	1,619	10,010	11,629	801	6,790	7,591
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	5,218	11,655	16,873	6,673	4,940	11,613	3,536	3,238	6,774

Adjustment of share-based compensation attributable to shareholders of Cellectis	6,056	28,507	34,563	8,292	14,950	23,242	4,337	10,028	14,365

Adjusted net income (loss) attributable to shareholders of Cellectis	(12,821)	(31,309)	(44,130)	(18,729)	(60,121)	(78,849)	(23,156)	(43,553)	(66,709)

Depreciation and amortization	(637)	(1,740)	(2,377)	(1,233)	(5,642)	(6,875)	(1,869)	(7,950)	(9,819)
Additions to tangible and intangible assets	1,871	3,040	4,911	2,998	14,668	17,666	1,786	48,813	50,599

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

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the years ended December 31, 2018, 2019 or 2020.

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

The estimated useful lives are as follows:

•	Software: from 1 year to 3 years;

•	Patents: amortized from acquisition until legal protection expires, maximum of 20 years.

Details of intangible assets

$ in thousands	Software and Patents	Assets under construction	Total
Net book value as of January 1, 2018	811	619	1,431

Additions to intangible assets	14	103	117
Disposal of intangible assets	(7)	—	(7)
Reclassification	6	—	6
Depreciation expense	(217)	—	(217)
Translation adjustments	(30)	(31)	(61)

Net book value as of December 31, 2018	577	691	1,268

Gross value at end of period	2,454	691	3,146
Accumulated depreciation and impairment at end of period	(1,878)	—	(1,878)
Net book value as of January 1, 2019	577	691	1,268

Additions to intangible assets	84	(2)	82
Disposal of intangible assets	(50)	—	(50)
Reclassification	6	—	6
Depreciation expense	(174)	—	(174)
Translation adjustments	(12)	(12)	(24)

Net book value as of December 31, 2019	431	677	1,108

Gross value at end of period	2,448	677	3,125
Accumulated depreciation and impairment at end of period	(2,017)	—	(2,017)
Net book value as of January 1, 2020	431	677	1,108

Additions to intangible assets	558	(41)	517
Disposal of intangible assets	—	—	—
Reclassification	76	—	76
Depreciation expense	(206)	—	(206)
Translation adjustments	30	59	89

Net book value as of December 31, 2020	889	695	1,584

Gross value at end of period	3,309	695	4,004
Accumulated depreciation and impairment at end of period	(2,419)	—	(2,419)

Intangible assets mainly consist of electroporation technology patents acquired in 2011. The 2018, 2019 and 2020 additions in intangible assets under construction corresponds to the internal development of existing technology.

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

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments meaning that even if they are variable in form, they are in-substance unavoidable);

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

COVID-19-Related Rent Concessions

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, an amendment to IFRS 16. The amendment, which is applicable from June 1, 2020 allows lessees not to account for rent concessions as lease modifications if they are a direct consequence of Covid-19 and meet certain conditions. The practical expedient has been applied by the Group to all rent concessions that meet the conditions in IFRS 16.46B.

The amount recognised in profit or loss for the reporting period to reflect changes in lease payments that arise from rent concessions to which the Group has applied the practical expedient in IFRS 16.46A is immaterial.

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

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses and are immaterial.

Details of Right-of-use assets

IFRS 16 “Leases” was applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the balance sheet.

For the leaseback on Calyxt Headquarters, according to IFRS 16, the value of the right-of-use asset has been adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2019	36,061	1,508	37,569

Additions	11,357	1,516	12,873
Depreciation expense	(4,058)	(520)	(4,578)
Translation adjustments	(248)	(4)	(252)

Net book value as of December 31, 2019	43,112	2,500	45,612

Gross value at end of period	47,175	3,153	50,328
Accumulated depreciation at end of period	(4,063)	(653)	(4,716)
Net book value as of January 1, 2020	43,112	2,500	45,612

Additions	24,719	8,369	33,088
Depreciation expense	(4,904)	(1,568)	(6,472)
Translation adjustments	1,699	(82)	1,617

Net book value as of December 31, 2020	64,626	9,219	73,845

Gross value at end of period	73,878	11,511	85,389
Accumulated depreciation at end of period	(9,252)	(2,292)	(11,544)

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

If, according to the terms of a lease, it appeared that substantially all the risks and rewards incidental to ownership were transferred from the lessor to the lessee, the associated leased assets were initially recognized as an asset at the lower of their fair value and the present value of the minimum lease payments and subsequently depreciated or impaired, as necessary. Finance lease assets were transferred to Right-of-use assets upon adoption. The associated financial obligations were reported in the line item “non-current financial debt” and “current financial debt.” Such amounts were reclassified to lease debts on the date of adoption.

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	879	1,622	1,820	1,942	6,263
Disposal of tangible assets	—	(49)	(690)	(426)	(1,164)
Reclassification	39	216	793	(1,053)	(6)
Depreciation expense	(758)	(854)	(478)	—	(2,091)
Translation adjustments	(90)	(46)	(27)	(25)	(188)

Net book value as of December 31, 2018	3,229	3,393	2,172	1,247	10,041

Gross value at end of period	7,604	13,297	3,215	2,045	26,160
Accumulated depreciation and impairment at end of period	(4,375)	(9,903)	(1,043)	(798)	(16,119)

Net book value as of January 1, 2019	3,229	2,084	2,172	1,247	8,732

Additions to tangible assets	318	374	329	16,563	17,584
Disposal of tangible assets	—	(10)	(1)	(419)	(430)
Reclassification	15	1,974	630	(2,624)	(5)
Depreciation expense	(192)	(1,247)	(684)	—	(2,123)
Translation adjustments	(40)	(15)	(11)	20	(46)

Net book value as of December 31, 2019	3,330	3,160	2,435	14,787	23,712

Gross value at end of period	7,833	13,962	4,149	15,585	41,529
Accumulated depreciation and impairment at end of period	(4,503)	(10,802)	(1,714)	(798)	(17,817)

Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	5,248	2,034	854	41,946	50,082
Disposal of tangible assets	4	(122)	—	—	(118)
Reclassification	8,258	692	670	(9,696)	(76)
Depreciation expense	(817)	(1,464)	(861)	—	(3,141)
Translation adjustments	742	136	73	264	1,215

Net book value as of December 31, 2020	16,765	4,436	3,171	47,301	71,673

Gross value at end of period	22,518	17,381	5,843	47,301	93,043
Accumulated depreciation and impairment at end of period	(5,752)	(12,946)	(2,672)	(0)	(21,370)

*	See note 2.2 on IFRS16 application

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

For the year ended December 31, 2020, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $5.2 million and other equipment for $2.9 million ($2.0 million of technical equipment and $0.9 million of other equipment).

Assets under construction as of December 31, 2020 primarily relates to Cellectis’ new raw materials manufacturing facility in Paris ($2.3 million), a new commercial manufacturing facility in Raleigh, North Carolina ($37.9 million), and the balance relates to capital expenditure in New York office and in the Plants Segment. These amounts include $6.6 million related to internal costs capitalization. The assets put into service in 2020 amount to $5.5 million for Cellectis Paris, to $3.5 million for Raleigh manufacturing facility and to $0.6 million for Calyxt.

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

Financial liabilities include trade and other payables, finance leases, PPP loan, State Guaranteed loan « PGE » and conditional advances.

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

8.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value
2019	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	5,517	5,517	5,517
Trade receivables	—	2,959	2,959	2,959
Subsidies receivables	—	9,140	9,140	9,140
Current financial assets	—	20,385	20,385	20,385
Cash and cash equivalents	340,522	—	340,522	340,522

Total financial assets	340,522	38,001	378,523	378,523

Financial liabilities
Non-current financial liabilities	—	46,540	46,540	46,540
Lease debts	—	1,067	1,067	1,067
Trade payables	—	29,264	29,264	29,264
Other current liabilities	—	8,497	8,497	8,497

Total financial liabilities	—	85,368	85,368	85,368

	Accounting category		Book value on the statement of financial position	Fair Value
2020	Fair value through profit and loss	Amortized cost
	$ in thousands
Financial assets
Non-current financial assets	—	7,007	7,007	7,007
Trade receivables	—	5,171	5,171	5,171
Subsidies receivables	—	10,703	10,703	10,703
Current financial assets	—	27,091	27,091	27,091
Cash and cash equivalents	241,148	—	241,148	241,148

Total financial assets	241,148	49,972	291,120	291,120

Financial liabilities
Non-current lease debts	—	75,764	75,764	75,764
Other non-current financial liabilities	—	28,836	28,836	28,836
Current lease debts	—	6,696	6,696	6,696
Trade payables	—	24,609	24,609	24,609
Other current liabilities	—	19,127	19,127	19,127

Total financial liabilities	—	155,032	155,032	155,032

8.3. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign exchange risk

A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (primarily agreements entered into by Calyxt and our agreement with Allogene Therapeutics, Inc.).

As of December 31, 2019, 63% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2020, 56% of our cash and cash equivalents were denominated in US dollars.

Cellectis hedging policy is not affected by the application of IFRS 9.

As of December 31, 2019 and 2020, we did not hold derivative financial instruments to hedge foreign currency exchange risks.

Liquidity risk

As of December 31, 2020, our financial debt consists of lease debts for $82.5 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the“PGE”) for $22.8 million (interests included), Calyxt’s paycheck protection program loan for $1.5 million, a $1.5 million loan to finance leasehold improvements at our location in New-York and a financial liability of $3.0 million related to an equipment rental agreement at our Raleigh good manufacturing practices (“GMP”) facility, which will be reclassified to lease debt when the equipment is delivered or accepted by Cellectis.

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2020, we held $241.1 million in cash and cash equivalents.

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

Note 9. Inventories

Accounting policy

Inventories are measured at the lower of cost and net realizable value. Cost is determined using the first in first out cost method. They include all costs of seed production and grain Calyxt purchases as well as costs to store, transport and process the grain into finished products. Consideration Calyxt receives from growers when they purchase seed is recorded as a reduction of inventory. Calyxt evaluates inventory balances for obsolescence on a regular basis using projected selling prices for our products, market prices for the underlying agricultural markets, the age of products and other factors that take into consideration our limited operating history. Prior to the commercialization of our high oleic soybean oil and high oleic soybean meal in early 2019, all Grain Costs were expensed as R&D.

Description of inventories

As of December 31, 2020, inventories amounted to $1.6 million, $1.4 million of which related to Calyxt’s grain and seed costs, and $0.2 million to raw materials and laboratory consumables (representing pharmaceutical and chemical products).

As of December 31, 2019, inventories consisted of $2.9 million, $2.6 million of which related to Calyxt’s grain and seed costs, and $0.3 million to raw materials and laboratory consumables (representing pharmaceutical and chemical products).

As of December 31, 2020, $3.9 million of net realizable value adjustments to period-end inventories including write-downs of excess seed produced for 2020 plantings related to Calyxt’s grain and seed costs was recorded.

No provision for impairment has been recorded as of December 31, 2019.

Note 10. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 8.1.

10.1 Trade receivables

	As of December 31,	As of December 31,
	2019	2020
	$ in thousands
Trade receivables	3,513	5,787
Valuation allowance	(554)	(616)

Total net value of trade receivables	2,959	5,171

All trade receivables have payment terms of less than one year. The trade receivables are mainly due to collaboration contracts and to the commercialization of Calyxt’s first products.

10.2 Subsidies receivables

	As of December 31,	As of December 31,
	2019	2020
	$ in thousands
Research tax credit	9,140	10,703

Total subsidies receivables	9,140	10,703

Research tax credit receivables as of December 31, 2020 include the accrual for a French research tax credit related to 2020 for $9.2 million and to previous periods for $1.3 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of December 31, 2020.

Research tax credit receivables as of December 31, 2019 mainly include the accrual for a French research tax credit related to 2019 for $7.9 million and to previous periods for $1.2 million. The remaining amount mainly relates to refundable tax credits in the United States.

10.3 Other current assets

	As of December 31,	As of December 31,
	2019	2020
	$ in thousands
VAT receivables	3,044	3,093
Prepaid expenses and other prepayments	11,829	14,113
Tax and social receivables	150	227
Deferred expenses and other current assets	594	12,210

Total other current assets	15,617	29,643

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the years ended December 31, 2020 and December 31, 2019, we prepaid certain manufacturing costs related to our product candidates UCART123, UCART22 and UCARTCS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2019, deferred expenses and other current assets mainly relates to commission fees with respect to a letter of credit relating to our Raleigh facility, a Calyxt broker receivable and certain down payments to suppliers. As of December 31, 2020, deferred expenses and other current assets mainly relates to a $6.2 million receivable following Cellectis’ employees option exercise, a Calyxt broker receivable and certain down payments to suppliers for $2.7 million, as well as a right of $3.0 million to obtain equipment at our Raleigh facility which generates an equivalent financial liability.

As of December 31, 2019, tax and social receivables relate mainly to social charges on personnel expenses and tax reimbursement. As of December 31, 2020, tax and social receivables relate mainly to social charges on personnel expenses.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2019	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	20,385	—	20,385
Cash and cash equivalents	340,522	—	340,522

Current financial assets and cash and cash equivalents	360,907	—	360,907

As of December 31, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	27,091	—	27,091
Cash and cash equivalents	241,148	—	241,148

Current financial assets and cash and cash equivalents	268,239	—	268,239

11.1 Current financial assets

Accounting policies

Current financial assets include current restricted cash for $15.4 million and other current financial assets for $11.7 million related to a Calyxt’s short-term investment.

As of December 31, 2020, restricted cash consists of:

i.	deposit to secure commitment to supplier regarding the manufacturing facility construction for $15 million classified as short-term restricted cash included within current financial assets, and

ii.	deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.0 million of which $0.4 million are classified as short-term restricted cash included within current financial assets.

As of December 31, 2019, restricted cash consists of deposit to secure commitment to supplier regarding the manufacturing facility construction for $20 million classified as short-term restricted cash included within current financial assets and deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.4 million of which $0.4 million are classified as short-term restricted cash included within current financial assets.

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2019	2020
	$ in thousands
Cash and bank accounts	270,630	164,586
Money market funds	13,722	13,977
Fixed bank deposits	56,170	62,585

Total cash and cash equivalents	340,522	241,148

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed original terms that are less than three months or are readily convertible to a known amount of cash.

Note 12. Financial liabilities

12.1 Detail of financial liabilities

	As of December 31,	As of December 31,
	2019	2020
	$ in thousands
Lease debts	46,540	75,764
State Guaranteed loan « PGE »	—	22,701
PPP loan		1,518
Other non-current financial liabilities	—	4,617

Total non-current financial liabilities	46,540	104,600

Lease debts	1,067	6,696

Total current financial liabilities	1,067	6,696

Trade payables	29,264	24,609
Other current liabilities	8,497	19,127

Total Financial liabilities	85,368	155,032

As of December 31, 2020, the increase in non-current financial liability is explained by the following elements:

•

a financial liability of $3.0 million related to an equipment rental agreement at our Raleigh good manufacturing practices (“GMP”) facility, which will be reclassified to lease debt when the equipment is delivered or accepted by Cellectis;

•	Cellectis’ obtention of a $1.5 million loan to finance leasehold improvement at our location in New-York;

•	Cellectis Biologics Inc’s obtention of $3.3 million tenant improvement allowance at our location in Raleigh;

•

Calyxt’s obtention of a $1.5 million paycheck protection program loan under the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, for which Calyxt has applied for forgiveness on October 21, 2020 but which has not been granted yet as of December 31, 2020; and

•

Cellectis’s obtention of an €18.5 million (or $22.7 million using exchange rate as of December 31, 2020) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE“). Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.25% to 2.35%. After an initial interest-only term of one year, the loan can be amortized over up to five years at the option of the Company. The French government guarantees 90% of the borrowed amount.

12.2 Due dates of the financial liabilities

Balance as of December 31, 2020	Book Value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	82,460	6,696	30,706	45,058
Other financial liabilities	28,836	78	24,698	4,061

Financial liabilities	111,296	6,774	55,404	49,118

Trade payables	24,609	24,609	—	—
Other current liabilities	19,127	19,127	—	—

Total financial liabilities	155,032	50,510	54,404	49,118

Note 13. Other current liabilities

	As of December 31,	As of December 31,
	2019	2020
	$ in thousands
VAT Payables	130	81
Accruals for personnel related expenses	7,295	13,235
Other	1,072	6,077

Total	8,497	19,393

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The increase in accruals for personnel related expenses between December 31, 2019 and December 31, 2020, is mainly driven by higher accrual for paid vacations, French social security and annual bonuses due to the increase of headcount recruited both in the United States and in France.

As of December 31, 2020 “Other” mainly include payables to fixed asset suppliers for $3.7 million, Board of Directors attendance fees for $0.3 million liabilities and other tax liabilities for $0.2 million.

As of December 31, 2019 “Other” mainly include payables to fixed asset suppliers for $0.6 million, Board of Directors attendance fees for $0.3 million liabilities and other tax liabilities for $0.2 million.

Note 14. Deferred revenues and contract liabilities

Accounting policies

Details of deferred revenues and deferred income

	As of December 31, 2019	As of December 31, 2020
	$ in thousands
Deferred revenues and contract liabilities	20,033	452
Others	—	—

Total Deferred revenue and contract liabilities	20,033	452

Deferred revenues

The deferred revenues and contract liabilities as of December 31, 2019 were mainly attributable to upfront payments and milestone payments for the collaboration agreements with Servier. During the period ended December 31, 2020, we recognized as revenue $16.9 million related to upfront payments and $2.5 million related to milestone payments on released targets based on the amendment signed in March 2020 to our collaboration agreement with Servier.

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

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2018	2,367	614,037	35,960,062	0.05
Capital Increase	379	178,230	6,146,000	—
Exercise of share warrants, employee warrants and stock options	19	7,751	324,007	—
Non-cash stock based compensation expense	—	28,507	—	—

Balance as of December 31, 2018	2,765	828,525	42,430,069	0.05

Capital Increase	2	—	35,600	—
Exercise of share warrants, employee warrants and stock options	—	—	—	—
Non-cash stock based compensation expense	—	14,951	—	—
Other movements	—	2	—

Balance as of December 31, 2019	2,767	843,478	42,465,669	0.05

Exercise of share warrants, employee warrants and stock options	18	6,101	314,517	—
Non-cash stock based compensation expense	—	14,365	—	—
Other movements	—	(32)	—

Balance as of December 31, 2020	2,785	863,912	42,780,186	0.05

Capital evolution in 2020

•

During the full year ended December 31, 2020, 20,464 ordinary shares were issued upon the exercise of 19,702 employee warrants (“bons de souscription de parts de créateurs”) for total proceeds of €163,134; 291,053 ordinary shares were issued upon the exercise of 291,053 stock options for total proceeds of €5,197,970; and 3,000 free shares were converted to 3,000 ordinary shares.

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

Voting rights:

After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2020, we had 42,780,186 ordinary shares outstanding of which 6,067,389 had a double voting right.

•	At December 31, 2019, we had 42,465,669 ordinary shares outstanding of which 4,389,581 had a double voting right.

•	At December 31, 2018, we had 42,430,069 ordinary shares outstanding of which 5,016,911 had a double voting right.

Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

15.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Date	Type	Number of warrants/shares outstanding as of 01/01/2020	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares outstanding as of 12/31/2020	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2020	Strike price per share in euros
07/27/2010	BSPCE	19,702	—	19,702	—	—	—	—	7.97
03/24/2015	Stock Options	1,612,994	—	—	21,391	1,591,603	1,591,603	1,591,603	38.45
03/27/2015	BSA	130,000	—	—	—	130,000	130,000	130,000	38.45
05/18/2015	BSA	50,000	—	—	—	50,000	50,000	50,000	29.58
09/08/2015	BSA	224,200	—	—	—	224,200	224,200	224,200	28.01
09/08/2015	Stock Options	1,623,200	—	—	24,500	1,598,700	1,598,700	1,598,700	27.55
03/14/2016	BSA	147,025	—	—		147,025	147,025	147,025	27.37
03/14/2016	Stock Options	1,652,595	—	2,354	13,536	1,636,705	1,636,705	1,636,705	22.44
10/28/2016	BSA	148,000	—	—		148,000	148,000	148,000	18.68
10/28/2016	Stock Options	2,178,893		238,660	21,599	1,918,634	1,918,634	1,918,634	17.90
10/11/2017	BSA	200,000	—	—	—	200,000	200,000	200,000	24.34
10/11/2017	Stock Options	960,000	—	1,000	35,000	924,000	924,000	707,722	22.57
10/08/2018	Free shares	3,000	—	3,000	—	—	—	—	23.84
10/08/2018	Stock Options	50,000	—	—	30,000	20,000	20,000	9,996	24.80
12/17/2018	Free shares	13,000	—	—	13,000	—	—	—	16.00
12/17/2018	Stock Options	40,000	—	—	40,000	—	—	—	18.37
03/07/2019	Free shares	2,500	—	—	—	2,500	2,500	—	16.00
04/24/2019	Stock Options	1,469,700	—	41,539	162,646	1,265,515	1,265,515	531,538	18.25
04/24/2019	Free shares	6,500	—	—	—	6,500	6,500	—	18.01
07/16/2019	Free shares	4,000	—	—	—	4,000	4,000	—	14.01
11/06/2019	Stock Options	55,000	—	—	25,000	30,000	30,000	7,500	11.06
11/06/2019	Free shares	21,500	—	—	6,500	15,000	15,000	—	11.32
11/18/2019	Stock Options	30,000	—	7,500	—	22,500	22,500	—	12.33
11/18/2019	Free shares	16,500	—	—	—	16,500	16,500	—	12.16
03/04/2020	Free shares	—	6,500	—	—	6,500	6,500	—	14.54
04/14/2020	Free shares	—	20,000	—	—	20,000	20,000	—	9.14
04/14/2020	Stock Options	—	160,000	—	—	160,000	160,000	—	8.27

06/19/2020	Free shares	—	16,500	—	—	16,500	16,500	—	14.76
06/19/2020	Stock Options	—	17,000	—	—	17,000	17,000	—	15.84
07/20/2020	Free shares	—	10,000	—	—	10,000	10,000	—	15.76
07/20/2020	Stock Options	—	17,000	—	—	17,000	17,000	—	15.12
08/05/2020	Free shares	—	70,000	—	—	70,000	70,000	—	14.00
08/05/2020	Stock Options	—	212,000	—	—	212,000	212,000	—	14.62
09/11/2020	Free shares	—	15,000	—	—	15,000	15,000	—	14.58
09/11/2020	Free shares	—	6,500	—	—	6,500	6,500	—	14.98
09/11/2020	Stock Options	—	45,000	—	—	45,000	45,000	—	14.36
10/14/2020	Free shares	—	423,285	—	6,535	416,750	416,750	—	22.45
11/05/2020	Stock Options	—	28,000	—	—	28,000	28,000	—	14.62
11/05/2020	Free shares	—	16,600	—	—	16,600	16,600	—	14.76
12/16/2020	Free shares	—	7,300	—	—	7,300	7,300	—	23.75
	Total	10,658,309	1,070,685	313,755	399,707	11,015,532	11,015,532	8,901,623

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

•

In 2020, our subsidiary Calyxt granted stock options, restricted stock unit and performance stock unit in Calyxt representing as of December 31, 2020 a 2.7% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2020 amounted to $6.7 million (see Note 16).

•

In 2019, our subsidiary Calyxt granted stock options, restricted stock unit and performance stock unit in Calyxt representing as of December 31, 2019 a 6.1% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2019 amounted to $4.4 million (see Note 16).

•

In 2018, our subsidiary Calyxt granted stock options and restricted stock unit in Calyxt representing as of December 31, 2018 a 3.1% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2018 amounted to $3.3 million (see Note 16).

15.3 Non-controlling interests

On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8,050,000 shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. On May 22, 2018, Calyxt completed a follow-on offering of its common stock. Calyxt sold an aggregate of 4,057,500 shares of common stock at a price of $15.00 per share. In the aggregate, Calyxt received net proceeds of approximately $57.0 million, after deducting underwriting discounts and commissions of $3.2 million and offering expenses totaling approximately $0.7 million. As part of the follow-on offering, Cellectis SA purchased 550,000 shares of common stock for a value of $8.3 million, the proceeds of which are included in the net proceeds of approximately $57.0 million. On October 20, 2020, Calyxt entered into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of Calyxt’s common stock, at a purchase price of $4.00 per share, in an SEC-registered, direct offering. The financing resulted in gross proceeds of $15.0 million before payment of all related fees and expenses. Cellectis purchased 1,250,000 shares in the offering for a value of $5.0 million, the proceeds of which are included in the net proceeds of approximately $14 million.

As of December 31, 2020, non-controlling interests represent 35.3% of Calyxt shares.

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (“NCI”):

	CALYXT
	2019	2020
	$ in thousands
Revenue	7,294	22,892
Net Profit (Loss)	(40,142)	(43,902)

Net Profit (Loss) attributable to NCI	(13,121)	(16,409)

Other comprehensive income	(1,237)	(1,196)
Total comprehensive income	(41,378)	(45,098)

Total comprehensive income attributable to NCI	(12,856)	(15,942)

Current assets	63,528	39,590
Non-current assets	22,518	23,737
Current liabilities	6,642	6,945
Non-current liabilities	15,121	19,507

Net assets	64,283	36,875

Net assets attributable to NCI	19,973	13,035

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

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019	2020
Weighted-Average fair values of stock options granted	8.84€	10.19€	7.40€
Assumptions:
Risk-free interest rate	0.13% - 0.21%	-0.38% - 0.09%	0.00%
Share entitlement per options	1	1	1
Exercise price	18.37€ - 24.80€	11.06€ - 18.25€	8.27€ - 15.84€
Grant date share fair value	16€ - 17.78€	11.32€ - 17.80€	9.14€ - 15.76€
Expected volatility	63.3% - 63.4%	63.8% - 66.6%	61.3% - 62.8%
Expected term (in years)	6.25	6.15 - 6.25	6.15
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2018	5,644,044	27.47	€8,978,106	25.36 €	7.3y
Granted	—	—	€1,650,800	17.90 €
Exercised	—	—	€0	0.00 €
Forfeited or Expired	—	—	€(956,524)	24.01 €
Balance as of December 31, 2019	6,922,172	26.30	€9,672,382	24.22 €	6.8y
Granted	—	—	€479,000	12.54 €
Exercised	—	—	€(291,053)	17.86 €
Forfeited or Expired	—	—	€(373,672)	20.61 €
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97 €	5.9y

Share-based compensation expense related to stock option awards was $8.9 million in 2020, $13.4 million in 2019, and $26.0 million in 2018.

Warrants

The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017
Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€

Grant date share fair value	16.42€ - 22.48€	24.95€

Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6	6
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2018	687,252	27.74 €	918,927	26.74 €	7.2y
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—

Balance as of December 31, 2019	852,260	35.35 €	918,927	35.12 €	6.9y
Granted	—	—	—	—
Exercised	—	—	(19,702)	8.28 €
Forfeited or Expired	—	—	—	—

Balance as of December 31, 2020	899,225	27.15 €	899,225	27.15 €	5.3y

Share-based compensation expense related to warrants awards was $0.3 million in 2020, $0.9 million in 2019, and $2.3 million in 2018.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period for French employees and four years for foreign citizens. The free shares granted in 2018 and after are subject to a one-year vesting period for French employees and two-years for foreign citizens.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2018	71,600	27.37	€
Granted	57,000	13.04	€
Vested	(35,600)	25.74	€
Cancelled	(26,000)	21.65	€

Unvested balance at December 31, 2019	67,000	13.98	€
Granted (1)	591,685	20.10	€
Vested	(3,000)	23.84	€
Cancelled	(26,035)	16.45	€

Unvested balance at December 31, 2020	629,650	19.59	€

(1)

423,285 free shares have been granted in October 2020 under the 2018 Stock Option Plan and are under non-market performance vesting conditions and with a minimum vesting period of two to three years. These free shares have been granted to a large number of our employees. 6,535 of these shares were voided as of December 31, 2020.

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $0.9 million in 2020, $0.7 million in 2019, and $0.2 million in 2018.

16.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019	2020
Weighted-Average fair values of stock options granted	$9.09	$10.18	$3.24
Assumptions:
Risk-free interest rate	2.2% - 3%	1.7% - 2.5%	0.3% - 1.7%
Share entitlement per options	1	1	1
Exercise price	$14.24 - $23.39	$4.05 - $15.39	$3.22 - $7.30
Grant date share fair value	$14.24 - $23.39	$4.05 - $15.39	$3.22 - $7.30
Expected volatility	40.9% - 57.2%	52.6% - 78.9%	77.4% - 81.2%
Expected term (in years)	5.6 - 10.0	6.8 -10.0	6.0 - 10.0
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

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

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

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

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2018	1,278,038	$7.45	3,201,887	$10.67	8.2y
Granted	—	—	1,590,000	$13.80
Exercised	—	—	(95,327)	$3.61
Forfeited or Expired	—	—	(227,696)	$14.68
Other activity			12,495	$13.29

Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73	6.8y
Granted	—	—	887,765	$4.67
Exercised	—	—	(58,575)	$3.60
Forfeited or Expired	—	—	(689,376)	$12.89

Balance as of December 31, 2020	2,347,665	$10.15	4,621,173	$10.30	6.2y

Stock-based compensation expense related to stock option awards was $4.0 million in 2020, $6.8 million in 2019 and $3.2 million in 2018. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2018	1,051,414	$14.11
Granted	100,000	$12.48
Vested	(324,043)	$9.69
Cancelled	(13,845)	$12.72

Unvested balance at December 31, 2019	813,526	$10.31
Granted	105,633	$6.54
Vested	(309,693)	$10.08
Cancelled	(61,659)	$10.80

Unvested balance at December 31, 2020	547,807	$9.49

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $2.3 million in 2020, $4.9 million in 2019 and $5.5 million in 2018.

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

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

	Number of Performance Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2019	311,667	$7.06
Granted	—	—
Vested	—	—
Cancelled	—	—

Unvested balance at December 31, 2020	311,667	$7.06

Share-based compensation expense related to performance stock unit awards was $0.4 million in 2020 and $0.2 million in 2019.

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

Detail of earnings per share

	For the year ended December 31,
	2018	2019	2020
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(78,693)	(102,091)	(81,074)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	40,774,197	42,442,136	42,503,447
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(1.93)	(2.41)	(1.91)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(1.93)	(2.41)	(1.91)

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

The method consists in measuring the obligation based on a projected end-of-career salary and vested rights at the measurement date.

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	01/01/2019 as restated	Reclassification	Additions	Amounts used during the period	Reversals	OCI	12/31/2019
	$ in thousands
Pension	2,278	—	314	—	—	263	2,855
Loss on contract	—	1,043	690	(1,461)	—	—	272
Employee litigation and severance	41	—	715	(43)	(75)	1	639
Commercial litigation	850	—	2,604	(595)	(17)	(11)	2,832

Total	3,169	1,043	4,323	(2,099)	(92)	253	6,598

Non-current provisions	2,278		314	—	—	263	2,855
Current provisions	891	1,043	4,009	(2,099)	(92)	(10)	3,743

	01/01/2020	Additions	Amounts used during the period	Reversals	OCI	12/31/2020
Pension	2,855	410	—	—	745	4,010
Loss on contract	272	—	(272)	—	—	—
Employee litigation and severance	639	229	(308)	(49)	49	560
Commercial litigation	2,832	329	(1,692)	(985)	86	571

Total	6,598	968	(2,272)	(1,034)	881	5,141

Non-current provisions	2,855	410	—	—	745	4,010
Current provisions	3,743	558	(2,272)	(1,034)	136	1,131

*

As of January 1, 2019, Montvale, New Jersey facility lease agreement provision for loss on contract was scoped under IFRS 16 and classified as lease debts. During the period, the agreement has been discontinued which changed its treatment placing it outside the scope of IFRS 16 and resulting in the reclassification to “loss on contract” presented above.

During the year ended December 31, 2020, additions mainly relate to (i) commercial litigation for $0.3 million, (ii) employee litigation for $0.2 million and (ii) pension service cost of the period for $0.4 million. The amounts used and reversed during the period mainly relate to (i) fee payments in connection with the Montvale, New Jersey facility discontinuation, for $0.3 million, (ii) the settlement of employee litigation for $0.3 million and (iii) the settlement of a commercial litigation (for $2.7 million, of which $1.7 million was paid).

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

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2018, 2019 and 2020 amounted to $1.5 million, $1.1 million and $1.5 million, respectively.

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

The calculation of legal compensation for termination has changed in 2017 following the publication of a new French law.

The two important changes are:

•	Seniority conditions: the employee must be entitled to an indemnity of 8 working months against one year before.

•	Calculation of the allowance: 1/4 of a month of salary per year of seniority up to 10 years, against 1/5 before, and no change beyond the 11th year.

As part of the estimation of the retirement indemnity to employee, the following assumptions were used for all categories of employees:

	2018	2019	2020
% social security contributions	45.00%	45.00%	45.00%
Salary increases	3.50%	3.50%	3.50%
Discount rate	1.75%	1.00%	0.68%
Terms of retirement	voluntary retirement
Retirement age	65 years old	65 years old	65 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2018	(2,194)

Current service cost	(276)
Interest cost	(38)
Benefit paid	54
Actuarial gains and losses	70
Reclassification/CTA	105
As of December 31, 2018	(2,278)

Current service cost	(275)

Interest cost	(39)
Benefit paid
Actuarial gains and losses	(303)
Reclassification/CTA	40
As of December 31, 2019	(2,855)

Current service cost	(381)
Interest cost	(29)
Benefit paid
Actuarial gains and losses	(411)
Reclassification/CTA	(334)
As of December 31, 2020	(4,010)

United States of America

There is no defined benefit plan for Cellectis S.A.’s subsidiaries located in the United States.

Note 19. Commitments

Accounting policy

The commitment amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Thy do not include obligations under agreements that we can cancel without a significant penalty.

Details of commitments

As of December 31, 2020	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
License agreements	19,110	1,530	3,060	3,060	11,460
Manufacturing agreements	942	942	—	—	—
Clinical & R&D agreements	1,353	946	408	—	—
Construction agreements	9,272	9,272	—	—	—
Other agreements	21,704	21,631	72	—	—

Total commitments	52,381	34,321	3,540	3,060	11,460

Obligations under the terms of lease agreement

Almost all of our lease agreement are accounted for under IFRS 16 and thereby are presented in the statement of consolidated financial position. The commitments related to operating leases exempted from IFRS 16 application are immaterial.

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

Obligations under the terms of Construction agreements

We have entered into a construction agreement regarding our manufacturing facility based in Raleigh, North Carolina, where we committed to pay for construction work.

Obligations under the terms of other agreements

Calyxt enters into seed and grain production agreements (Forward Purchase Contracts) with seed producers and growers. Calyxt announced in December 2020 that Archer Daniels Midland has committed to purchase over four million bushels of Calyxt’s grain, which includes all the 2020 soybean crop, which Calyxt will purchase from growers between January 1, 2021 and August 31, 2021. Calyxt expects to sell that grain throughout 2021 and no later than December 31, 2021. Calyxt expects to sell the remaining grain to Archer Daniels Midland at market prices, and as a result, Calyxt will continue to hedge fixed price grain inventories and fixed price Forward Purchase Contracts to mitigate the risk changing market prices may have on Calyxt’s margins.

The seed contracts often require Calyxt to pay prices for the seed produced at an exchange-traded price of grain plus a premium with the seed grower having the option to fix their price with Calyxt throughout the term of the agreement.

The grower contracts are linked to a commodity futures market prices with the grain grower having the option to fix their price with Calyxt throughout the term of the agreement. The grain grower contracts allow for delivery of grain to Calyxt at harvest if so specified when the agreement is executed, otherwise delivery occurs on a date that Calyxt elects through August 31 of the following year.

In all periods presented, we considered Forward Purchase Contracts as normal purchases and not derivatives. Any mark-to-market gains or losses associated with those contracts were reflected in inventory upon our purchase of the underlying grain

Note 20. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2020, as described in Note 3.5.

Short-term employee benefits paid to key management personnel totaled to $4.4 million in the fiscal year 2018, $5.2 million in the fiscal year 2019 and $6.3 million in the fiscal year 2020.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 380,100 securities in share-based remuneration (free shares and stock options) over the year ended December 31, 2020. The associated non-cash stock-based compensation expense of $0.7 million was recognized for 2020.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities.

Compensation paid for those services in the years ended December 31, 2018, 2019 and 2020 amounted to $70 thousand, $71 thousand and $58 thousand respectively. No balances were outstanding at the end of each fiscal year. As of December 31, 2020, Mr. Godard held 220,175 non-employee warrants that could be exercised to obtain 50,000 shares at a strike price of €38.45, 50,000 shares at a strike price of €28.01 for 50,000 warrants, 40,175 shares at a strike price of €27.37 for 40,175 warrants, 40,000 shares at a strike price of €18.68 for 40,000 warrants and 40,000 shares at a strike price of €24.34 for 40,000 warrants.

Note 21. Subsequent events

On February 16, 2021, Cytovia Therapeutics, Inc., a biopharmaceutical company developing allogeneic “off-the-shelf” gene-edited Natural Killer (NK) and Chimeric Antigen Receptor (CAR)-NK cells derived from induced pluripotent stem cells (iPSCs), and Cellectis announced that they have entered into a strategic research and development collaboration to develop TALEN® gene-edited iPSC NK and CAR-NK cells. The financial terms of the partnership include up to $760 million of development, regulatory, and sales milestones from Cytovia to Cellectis for the first 5 TALEN® gene-edited iPSC-derived NK products (“partnership products”). Cellectis will also receive single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia. Cellectis will receive an equity stake of $15 million in Cytovia stock or an upfront cash payment of $15 million if certain conditions are not met by December 31, 2021, as well as an option to invest in future financing rounds.

On February 19, 2021 Yves Ribeill, Ph.D., Chair of the Board of Directors of Calyxt, Inc., was appointed as the Executive Chair of the Board of Directors and in that capacity, will serve as Calyxt’s principal executive officer until the appointment of a successor to James Blome, Calyxt’s former Chief Executive Officer. Mr. Blome is entitled to compensation and benefits as part of this termination without cause, and in the first quarter of 2021 Calyxt expect to record up to $2.3 million of cash expense for separation-related payments as well as an additional non-cash charge of $0.1 million from the acceleration of expense recognition of sign-on bonus paid to Mr. Blome in a prior period. The cash payments to Mr. Blome will be made over a period of 24 months from the date his separation agreement is executed. As of the date of this Annual Report, that has not occurred, however, Calyxt expects it to be completed within its required execution period, which is by March 12, 2021. We also expect to record a benefit to earnings from a $2.5 million recapture of non-cash stock compensation expense from forfeitures of Mr. Blome’s unvested stock awards.

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (status) of the registrant (English translation)	20-F	001-36891	1.1	March 5, 2020

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.1.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.1.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.2#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.3†#	Change of Control Plan, in effect as of November 5, 2020 (English translation)				Filed herewith

4.4†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.5†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.6†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.7†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.8†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.9†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.10†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.11†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.12†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.13†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.14†#	Second Free Share 2018 Plan				Filed herewith

4.15#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.16#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.16.1#**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020	20-F	001-36891	4.26.1	March 5, 2020

1

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.17	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

4.17.1	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.17.2	Second Amendment to the Management Services Agreement Amendment dated January 29, 2020 between Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc.	20-F	001-36891	4.26.1	March 5, 2020

4.18	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.19	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30	March 12, 2019

4.19.1	Amendment No. 1 to Stockholders Agreement dated May 7, 2018 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891		March 5, 2020

4.20	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres				Filed herewith

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.
**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.
/s/ André Choulika
By:	André Choulika
Title:	Chairman and Chief Executive Officer

Date: March 4, 2021