Form 20-F
period 2021-12-31
Cellectis S.A.
filed 2022-03-03
CIK 1627281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one American Depository Shares, each representing one	“CLLS”	Nasdaq Global Market
Ordinary shares, nominal value €0.05 per share*		Nasdaq Global Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value €0.05 per share: 45,484,310 as of December 31, 2021

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
Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form
20-F
for the year ended December 31, 2021 (the “Annual Report”) to, “Cellectis,” the “Company,” “we,” “us” and “our” refer to Cellectis S.A. and its consolidated subsidiaries. References to “Calyxt” refer to our majority-owned subsidiary, Calyxt, Inc.
We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis
®
, TALEN
®
and our corporate logos, and all such trademarks and service marks appearing in this Annual Report are the property of Cellectis. Calyxt owns the names PlantSpring and BioFactory as well as trademarks Calyxt
®
and Calyno
®
and owns or licenses other trademarks, trade names and service marks appearing in this Annual Report. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the
®
and
™
symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
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
Note Regarding Use of
Non-IFRS
Financial Measures
Cellectis presents Adjusted Net Income (Loss) attributable to shareholders of Cellectis in this Annual Report. Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this Annual Report a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes
Non-cash
stock-based compensation expense—a
non-cash
expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of
Non-cash
stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period
comparisons of the performance of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industries which have similar stock-based compensations, may address the impact of
Non-cash
stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our other IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect such forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	regulatory developments in the United States and the European Union and its member countries, and other countries;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the regulatory qualification and certification of our in-house manufacturing facilities and their manufacturing capabilities and operations;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw or starting materials and manufacturers;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for operations;

•	the potential benefits of our strategic licensing agreements with strategic licensees and our ability to enter into future strategic arrangements;

•	the ability and willingness of strategic licensees pursuant to our strategic licensing agreements with strategic licensees to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic licensing agreements with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier (“Servier”);

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of, and demand for, our product candidates;

•	our status as a passive foreign investment company for U.S. federal income tax purposes;

•	the financial performance and cash runway for our Therapeutics business;

•	our ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies and technologies;

•
Calyxt’s future financial performance, including its cash runway, and statements about Calyxt’s ability to continue as a going concern and Calyxt’s management’s plans to address Calyxt’s liquidity and capital resource needs;

•
Calyxt’s product pipeline and development; Calyxt’s business model and strategies for the development, commercialization and sales of its commercial products; commercial demand for Calyxt’s synthetic biology solutions; the development and deployment of Calyxt’s PlantSpring technology platform; Calyxt’s ability to deploy and leverage its artificial intelligence and machine learning (AIML) capabilities; the ability to scale production capability for Calyxt’s BioFactory production system; potential development agreements, partnerships, customer relationships, and licensing arrangements and their contribution to Calyxt’s financial results, cash usage, and growth strategies; and

•	the potential impact of the COVID-19 pandemic on our business and operating results; and anticipated trends in our business.
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
Website Disclosure
We use our website (www.cellectis.com) and our corporate Twitter account (@cellectis) and our corporate LinkedIn account (https://www.linkedin.com/company/cellectis) as routine channels of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing otherwise material non-public
information and for complying with our disclosure obligations. Similarly, Calyxt uses its website (www.calyxt.com), corporate Twitter account (@Calyxt_Inc) and its corporate LinkedIn account
(https://www.linkedin.com/company/calyxt-inc)
for these same purposes. Accordingly, investors should monitor these corporate websites and corporate Twitter and LinkedIn accounts in addition to following press releases, filings with the SEC, and public conference calls and webcasts. Additionally, we provide notifications of announcements as part of our website. Investors and others can receive notifications of new press releases posted on our website by signing up for email alerts.
None of the information provided on these websites, in our press releases or public conference calls and webcasts or through social media is incorporated into, or deemed to be a part of, this Annual Report or in any other report or document we file with the SEC, and any references to such websites or corporate Twitter accounts are intended to be inactive textual references only.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Annual Report, including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks not currently known to us or that we currently deem immaterial may also affect our business operations. Additional risks not currently known to us or that we currently deem immaterial may also affect our business operations.
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

•	Our manufacturing facilities may not obtain or maintain the required regulatory authorizations to supply commercial products.

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
Risks Related to Our Reliance on Third Parties:

•
We rely on third parties for certain aspects of our discovery, development, manufacturing and commercialization, if any, of our product candidates and issues relating to such third parties, or their activities, which could result in additional costs and delays and hinder our research, development and commercialization prospects.

•
Strategic license relationships may not be successful, including as a result of failures by our strategic licensees to perform satisfactorily or to devote resources to advance product candidates under our arrangements with them.

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

•
A Fast Track, Breakthrough Therapy or Regenerative Medicine Advanced Therapy designation by the U.S. Food and Drug Administration, or FDA, or a Priority Medicines designation by the European Medicines Agency, or EMA, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive regulatory approval.

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

•	If we are classified as a PFIC for 2022 or any future taxable year, there may be adverse U.S. federal income tax consequences to U.S. holders.

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
Risks Related to Our Majority-owned Subsidiary Calyxt:

•
Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional financing, which may not be available on acceptable terms or at all, and failure to obtain such financing may force Calyxt to delay, limit or terminate its operations. If financing is obtained through future equity offerings by Calyxt, we may experience substantial additional dilution and, in connection with our ownership level falling below 50%, we will lose certain rights under our stockholders agreement with Calyxt.

•
Calyxt’s success depends on its ability to successfully deliver synthetic biology solutions, which will require significant resources in a highly competitive industry. Calyxt has limited operating history in this industry, and will faces challenges associated with allocating limited resources, raising capital. gaining customers and competing with companies with greater resources.

•
For Calyxt to be successful, it must secure customer collaborations, efficiently price its offerings, and demonstrate its technical capabilities and ability for commercial scale production, which involves risks of failure inherent in the deployment of innovative and complex emerging technologies.

•
As a result of our ownership level in Calyxt, we are exposed to the various other risks to which Calyxt is subject, including (i) additional business and operational risks associated with developing an emerging technology, Calyxt’s reliance on third parties for production and services, reliance on customers and licensees for development and commercialization efforts, and risks associated with outdoor agriculture; (ii) regulatory risks, including the navigation of ethical, legal and social concerns relating to genetically modified or edited plant cells, the complex and evolving regulatory framework, including uncertainty regarding foreign regulation, increasing regulation of hemp development activities, regulatory and compliance burdens under environmental, health and safety laws, (iii) intellectual property risks, including the corresponding risks described with respect to our intellectual property, and (iv) risk associated with attracting and maintaining key management personnel and protecting its data from cybersecurity attacks.

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
We devote most of our financial resources to research and development relating to our CAR
T-cell
immunotherapy product candidates, including the advancement of our clinical trials. We finance our current immuno-oncology operations primarily through payments pursuant to strategic licensing relationships with pharmaceutical companies, including Servier and Allogene, as well as through the sale of equity securities and by obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology.
For the year ended December 31, 2021, we received $12.0 million in payments pursuant to our strategic licensing agreements, and our research and development expenses were $129.0 million.
We currently have no commercial biopharmaceutical products. Notwithstanding the commencement of several clinical studies, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a biopharmaceutical product candidate. Even if we or our strategic licensees successfully commence and complete clinical studies and obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.
We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to increase in the near term as we conduct our clinical studies, file IND and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates, invest in deploying and scaling our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.
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
The biopharmaceutical industry, and the immuno-oncology industry in particular, is characterized by intense competition and rapid innovation. We face competition from new and established biotechnology and pharmaceutical companies, academic research institutions, government agencies and public and private research institutions. Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and other resources, such as larger research and development staff, greater expertise in large scale pharmaceutical manufacturing, and/or well-established marketing and sales teams. In addition, smaller or early-stage companies may compete with us through collaborative arrangements with more established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these enterprises. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our competitors, either alone or with partners, may succeed in developing, acquiring or licensing compounds, drugs or biologic products that are more effective, safer, more easily commercialized, or less costly than our product candidates. Further, competitors may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel.
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
Even if the use of gene editing technologies increases, our technology involves a relatively new approach to gene editing, using sequence-specific deoxyribonucleic acid (DNA)-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may not be able do so, which could limit the usefulness of our technology. Our technology may also not be shown to be effective in clinical studies that we or our strategic licensees or other licensees of our technology may conduct, or may be associated with safety issues that may negatively affect our development programs. For example, gene-editing may create unintended changes to the DNA such as a non-target
site gene-editing, a large deletion, or a DNA translocation, any of which could lead to oncogenesis. The gene-editing of our product candidates may also not be successful in limiting the risk of graft-versus-host-disease (GvHD) or premature rejection by the patient.
In addition, the field of gene-editing is rapidly developing, and our competitors may introduce new technologies that render our technology obsolete, uneconomical or less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, any failures of such technology could adversely impact our programs. We also may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.
We are subject to various risks related to public health crises, including the COVID-19 pandemic,
that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
Any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse impact on our business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 pandemic,
a global pandemic could cause significant disruption to the global economy, including in regions in which we or our raw materials suppliers do business or where our clinical trials are being conducted. A regional epidemic or global pandemic and efforts to manage it, including those by governmental authorities, could have significant impacts on national and global financial markets, and could have a significant, negative impact on our clinical trials or operating results. Disruptions could include partial shutdowns of our facilities, as mandated by government decree, significant travel restrictions, “work-from-home” orders, limited availability of our workforce, supplier and raw materials constraints, supply chain interruptions, logistics challenges and limitations, and reduced participation in our clinical trials by patients.

The
COVID-19
pandemic has had, and could continue to have, these effects on the economy and our business, including:

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

•
Delays with respect to operations at our manufacturing facilities resulting from increased, expanded or additional government restrictions in Paris, France or Raleigh, North Carolina, or as a result of supply chain disruptions affecting raw materials required for our manufacturing processes.

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

The degree to which the
COVID-19
pandemic will continue to impact our business and results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the severity, duration and geographic spread of the outbreak, potential resurgence events and the emergence of additional variant strains, the effectiveness of available vaccines (including with respect to emerging variants of
COVID-19)
and the effective distribution thereof, as well as the global, national and regional actions to contain the virus and address its impact. The resumption of normal business operations after interruptions caused by the
COVID-19
pandemic may be delayed or constrained by lingering effects of the
COVID-19
pandemic on us or our suppliers and third-party service providers. Even after the
COVID-19
outbreak has subsided, we may experience material and adverse impacts as a result of the global economic impact of the
COVID-19
outbreak.
The impact of
COVID-19
may also exacerbate other risks discussed in this Annual Report, any of which could have a material effect on us. This situation is continuing to evolve and additional impacts may arise that we are not aware of currently.
We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
The process of developing and manufacturing CAR
T-cell
product candidates and conducting clinical studies is expensive, lengthy and risky. We are currently sponsoring three clinical studies, preparing regulatory filings to commence new clinical studies and/or to add additional investigational sites for ongoing studies, advancing pre-clinical
testing for additional product candidates, and beginning
in-house
manufacturing at our in-house manufacturing facilities. Accordingly, we expect our operational expenses to increase substantially in connection with our ongoing activities. In addition, subject to obtaining regulatory approval of any biopharmaceutical product candidates, we expect to incur significant commercialization expenses.
As of December 31, 2021, Cellectis, excluding Calyxt, had cash and cash equivalents and current financial assets of approximately $171.8 million. Based on the current operating plan and financial projections, we believe our cash and cash equivalents and current financial assets, together with our cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs will be sufficient to fund Cellectis’ Therapeutics’ operations into early 2024. However, our operating plans, including product development plans, may change in light of changed circumstances or as a result of factors currently unknown to us, which may require us to seek additional funds sooner than planned. To commercialize our products, if approved, we will require significant working capital to operate our business and maintain our operations.
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
We are limited in our ability to raise additional share capital, which may make it difficult for us to fund our operations.
Under French law, our share capital generally may be increased with the approval of a two-thirds
majority of the votes cast of the shareholders present, represented by proxy, or voting by mail at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (
délégation de compétence
) or the power (
délégation de pouvoir
) to carry out any increase in the share capital. Accordingly, our board of directors may be precluded from issuing additional share capital if the prior approval of the shareholders is not duly obtained.
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
From time to time, we or our strategic licensee partners may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we and our strategic licensees have published preliminary data from on-going
clinical studies, because such data is preliminary in nature, has not established statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials for the same product candidates or in clinical trials for other allogeneic Chimeric Antigen Receptor
T-cells
(“UCART”) product candidates.

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
Clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It will take several years to complete the clinical development necessary to obtain adequate data to file for a marketing authorization or to commercialize a product candidate, and failure can occur at any stage.
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
We cannot be certain that our product candidates will not face similar setbacks. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our strategic licensees to delay, reduce or re-define
the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.
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

•
insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials, including as a result of manufacturing issues at our in-house
manufacturing facilities; ;

•	difficulty in sourcing healthy donor material of sufficient quality and in sufficient quantity to meet our development needs;

•
lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, sites selection, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications and competition from approved products;

•
delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical study sites and obtaining required institutional review board (IRB) approval at each clinical study site;

•
the placing of a clinical hold on our strategic licensees’ clinical trials—for example, clinical holds were placed on our
AMELI-01
Study in September 2018 and on our
MELANI-01
Study in July 2020 and on all of our strategic licensee Allogene’s AlloCAR T clinical trials in October 2021 and remained in place until the FDA permitted these trials to restart in November 2018, November 2020 and January 2022, respectively;

•	unfavorable interpretations by FDA or similar foreign regulatory authorities of interim data;

•	determinations by the FDA or similar foreign regulatory authorities that a clinical trial protocol is deficient in design to meet its stated objectives;

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	serious and unexpected safety issues, including drug-related side effects experienced by patients in clinical trials;

•	failure of our or our strategic licensees’ third-party contractors to meet their contractual obligations in a timely manner; or

•	lack of, or failure to, demonstrate efficacy of our products candidate.
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
In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Approvals by the European Commission, on the basis of the opinion issued by the EMA, and FDA for existing autologous CAR
T-cell
therapies may not be indicative of what these regulators may require for approval of our therapies. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.
Our business is highly dependent on the success of our lead product candidates, and we cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.
Our business and future success depends on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our most advanced product candidates, UCART123, UCART22 and UCARTCS1, as well as the ability of our strategic licensees to advance the product candidates that they are developing pursuant to licenses from us. Each of these UCART product candidates is in an early stage of development, and preliminary results to date may not predict results for our, or our strategic licensees’, ongoing or planned clinical studies. Because our lead product candidates, and UCART product candidates of our strategic licensees, are among the first allogeneic products to be clinically evaluated, the failure of any such product candidate, or the failure of other allogeneic T cell therapies, may impede our ability to develop our product candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of our entire pipeline of allogeneic T cell therapies. If significant events, such as significant GvHD or chromosomal abnormality events, are observed with the administration of our product candidates, or if any of the product candidates is viewed as less safe or effective than autologous therapies, our ability to develop other allogeneic therapies may be significantly harmed.
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
Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond our existing cash on hand. There can be no assurance that any of our product candidates will successfully complete the foregoing regulatory approval processes. We do not expect any of the product candidates we or our strategic licensees develop to be commercially available for many years and some or all may never become commercially available.
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
Our CAR
T-cell
immunotherapy products undergo a complex, highly-regulated manufacturing process. The process is subject to strict controls and procedures to ensure no more than very minimal batch-to-batch
variability. As a result, our manufacturing process is subject to multiple risks, and the cost to manufacture our products is generally higher than traditional small molecule chemical compounds. The complexity of our manufacturing process makes it susceptible to product loss or failure due to issues associated with the collection of
T-cells
from healthy donors, manufacturing or supply of raw material or starting material, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch
in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product.
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
While we currently use third-party contract manufacturing organizations, or CMOs, to manufacture our product candidates, we completed construction of an in-house
manufacturing facility in Paris, France. This manufacturing facility is now operational and dedicated to the manufacturing of certain raw and starting material for our investigational products, with the potential of manufacturing of certain raw and starting material for commercial products in the future. In addition, we completed and qualified our in-house
manufacturing facility in Raleigh, North Carolina, which is dedicated to the production of clinical UCART products, with the potential for production of commercial products in the future. The production of the first batch of one of our product candidate started in third quarter of 2021. We have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively exploiting such in-house
manufacturing capabilities. In addition to all the challenges discussed above regarding manufacturing of cell therapy products, we may face potential problems associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, process scale-up
and/or
scale-out,
process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to manufacture our product candidates.

Even as we successfully deploy and scale our
in-house
manufacturing capabilities, we may be adversely affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. In addition, we may never obtain the regulatory approvals to manufacture our commercial products in our in-house
manufacturing facilities.
Any changes to manufacturing processes may result in additional regulatory approvals.
The manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval for the jurisdictions in which we or our strategic licensees will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, FDA or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we or our CMOs are unable to reliably produce product candidates or products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.
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
For example, there have been patient deaths in
CAR-T
trials conducted in the United States by our competitors as well as in our UCART123 and UCARTCS1 clinical studies, which have led to clinical trial holds. In addition, on October 7, 2021, the FDA placed a clinical hold on our sublicensee Allogene Therapeutics’ clinical trials following a chromosomal abnormality detected in a patient in Allogene’s ALLO-501A study, which hold was removed by the FDA in January 2022. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to the respective product candidates and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays, stronger labeling for approved product candidates and a decrease in demand for any such product candidates.
Difficulty enrolling patients could delay or prevent clinical studies of product candidates.
Identifying and qualifying patients to participate in clinical studies is critical to the success of the relevant product candidate. The timing of clinical studies depends, in part, on the speed of recruitment of patients to participate in testing such product candidates as well as completion of required follow-up
periods. We or those evaluating product candidates pursuant to licenses from us may not be able to identify, recruit and enroll a sufficient number of patients or patients with required or desired characteristics to achieve the objectives of the study. If patients are unable or unwilling to participate in such studies, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our technology, failure to meet study endpoints or objectives or termination of the clinical studies altogether.
In addition, competition among clinical trials in the same therapeutic areas may reduce the number and types of patients available to participate in our or our strategic licensees’ clinical trials. Because the number of qualified clinical investigators is limited, we expect to conduct some clinical trials at the same sites as our competitors, which may reduce the number of patients available for our clinical trials at such sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because of the novel nature of our product candidates, potential patients and their doctors may be less likely to enroll in our clinical trials relative to clinical trials for more conventional therapies.

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
If we or our strategic licensees’ are unable to enroll a sufficient number of patients to conduct clinical studies as planned, it may be necessary to delay, limit or terminate such clinical studies, which could have a material adverse effect on our business and financial condition. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.
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
Our product candidates have only had limited clinical trial application, and results of our clinical trials could reveal a high and unacceptable incidence and severity of side effects or unexpected characteristics. Approved autologous CAR T therapies and those under development have shown frequent rates of CRS and neurotoxicity, and adverse events have resulted in the death of patients. We expect similar adverse events for allogeneic CAR T product candidates. Our allogeneic CAR T cell product candidates undergo gene engineering by using lentivirus and TALEN nucleases that can cause insertion, deletion, or chromosomal translocation. These changes can cause allogeneic CAR T cells to cause adverse events. In addition, the allogeneic nature of our CAR T cell product candidates may cause unique adverse events related to the differences between the donor material used to manufacture the product candidates and patients, such as GvHD.
In the currently ongoing UCART product candidate clinical studies, the most common severe or life-threatening adverse events include CRS, cytopenia and infections. There have also been patient deaths in the UCART19 Studies, the
AMELI-01
Study and the
MELANI-01
Study, including deaths attributable to UCART immuno-therapy. In the future, patients may experience additional severe adverse events related to UCART product candidates, some of which may result in death. Additionally, as more patients are included in our and our strategic licensee’s clinical trials, previously less common, side effects may also emerge
.
Additional UCART product candidates that enter clinical development may also cause similar or more severe toxicities, particularly if such product candidates require higher dose levels or are administered to higher risk patient populations.
Any undesirable side effects could cause us, our strategic licensees or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Treatment-related side effects could also adversely affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, certain side effects of UCART product candidates are not normally encountered in the general patient population or by medical personnel familiar with more conventional therapies. Although we provide training to medical personnel involved in clinical trials for our product candidates, failure of medical personnel to recognize or manage potential side effects of our product candidates could exacerbate adverse outcomes and potentially result in patient deaths.

Any of these occurrences could prevent our product candidates from achieving or maintaining market acceptance and could increase the cost of development and commercialization, and may harm our business, financial condition and prospects significantly.
The administration of lymphodepletion agents, including the incorporation of an anti-CD52 monoclonal antibody, prior to administration of UCART product candidates may increase the risk of adverse side effects.
In certain of our clinical trials, we utilize an anti-CD52 monoclonal antibody as part of a lymphodepletion regimen to be infused prior to infusing patients with our product candidates. We believe that using an anti-CD52 antibody in a lymphodepletion regimen may delay rejection of our allogeneic T cells by the patient’s immune system, and therefore improve window of persistence during which such engineered allogeneic T cells can expand and actively target and destroy cancer cells.
However, the anti-CD52 antibody may not have the benefits that we anticipate and could result in adverse effects or confounding other adverse effects. For instance, our lymphodepletion regimen, including the use of an anti-CD52 antibody, will cause a transient and sometimes prolonged lymphocyte suppression, which is associated with an increased risk of infection.
We currently use alemtuzumab, a monoclonal antibody that binds CD52, as the anti-CD52 antibody for our lymphodepletion regimen. Alemtuzumab is known to have risk of causing certain adverse events. On November 14, 2019, the EMA completed a pharmacovigilance review of alemtuzumab in the context of the treatment of multiple sclerosis (Lemtrada
®
) following reports of immune-related disorders and cardiovascular disorders, including fatal cases. The EMA has recommended that alemtuzumab only be used to treat relapsing-remitting multiple sclerosis if the disease is highly active despite treatment with at least one disease-modifying therapy, or If the disease is worsening rapidly. Also, the EMA recommended that alemtuzumab should not be used in patients with certain heart, circulation or bleeding disorders or in patients who have autoimmune disorders other than multiple sclerosis. The EMA also recommended that alemtuzumab only be given in a hospital with ready access to intensive care facilities and specialists who can manage serious adverse reactions. Similarly, because of the risk of autoimmunity, infusion reactions, and malignancies, Lemtrada
®
is available in the United States only through restricted distribution under an
FDA-approved
and mandated Risk Evaluation and Mitigation Strategy (REMS) Program.
We are reviewing EMA’s and FDA’s recommendations with respect to the use of alemtuzumab in our clinical trials, which are currently conducted at specialized centers. If the EMA, FDA or other regulatory agencies further limit the use of alemtuzumab or anti-CD52 antibodies, our clinical programs would be adversely affected.
On May 11, 2021, we entered into a partnership agreement and a supply agreement with Sanofi regarding alemtuzumab to be used as part of the lymphodepleting regimen in certain Cellectis sponsored UCART clinical trials. As part of the agreement, Sanofi will supply alemtuzumab to support Cellectis’ clinical studies and the parties agreed to enter into discussions to execute an agreement for the commercial supply of alemtuzumab under pre-agreed
financial conditions. We also continue to explore sourcing of alternative anti-CD52 antibodies for use in our clinical trials or for commercial purposes.
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
If we or our strategic licensees fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, and our business and results of operations may be harmed.

Even if we or our strategic licensees successfully complete clinical trials of product candidates, those candidates may not be commercialized successfully for other reasons.
Even if we or our strategic licensees successfully complete clinical trials for one or more product candidates, those candidates may not be commercialized for other reasons, including:

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
In addition, for any product candidates developed by a strategic licensee or other collaboration partner pursuant to a licensing agreement, we will depend entirely upon such party for marketing and sales of that product. These parties may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all, which could prevent the affected products from reaching milestones or sales that would trigger payments to Cellectis.
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
Coverage and reimbursement policies vary, and obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us or our strategic licensees to furnish on a payor-by-payor
basis supporting scientific, clinical and cost-effectiveness data for the use of our products, with no assurance that coverage or adequate reimbursement will be obtained. Even if coverage for a product is obtained, reimbursement rates may be inadequate to achieve profitability or may require co-payments
that patients find unacceptably high.
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
Our future profitability, if any, will depend, in part, on our ability and the ability of our strategic licensees to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to additional risks and uncertainties, including:

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
We do not, and do not expect in the future to, independently conduct all aspects of our development programs. We rely, and will continue to rely, on third parties for certain aspects of manufacturing, quality control, protocol development, material supply, research and pre-clinical
development, translational activities, and clinical testing, clinical trial conduct and distribution activities. With respect to the clinical trials that we sponsor, we rely on a clinical research organization, or CRO, medical institutions and clinical investigators to conduct our clinical studies. Such reliance on third parties reduces our control over these activities, but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols.

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

•
that such third parties may experience business disruptions, such as bankruptcy or acquisition, or failures or deficiencies in their supply chains, that disrupt their ability to perform their obligations to us.

Under certain circumstances, third party service providers may be entitled to terminate their engagements with us. In such circumstances, product development activities could be delayed while we seek to identify, validate, and negotiate an agreement with a replacement service provider. In some such cases an appropriate replacement may not be readily available or available on acceptable terms, which could cause additional delays to our development process.
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
We and our strategic licensees rely on medical institutions, clinical investigators, contract research organizations, or CROs, and contract laboratories to carry out, or otherwise assist with, clinical trials or to perform data collection and analysis. While we and our strategic licensees have agreements governing these services, we and our strategic licensees have limited control over such third parties’ actual performance. Nevertheless, we or our strategic licensees, as applicable, are responsible for ensuring that such clinical trial is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards. Reliance on a third party does not relieve the sponsor of a clinical trial of any regulatory responsibilities, including compliance with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, good manufacturing practices, or GMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected.
If we, our strategic licensees, our respective CROs, or our respective investigators or trial sites fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in the applicable clinical trial may be deemed unreliable or otherwise not usable and the regulatory authorities and they may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates.
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
We have entered into strategic licensing agreements with partners, such as Allogene and Servier, under which our partners have exclusive development and commercialization rights with respect to certain product candidates. We may in the future enter into additional strategic relationships. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our strategic licensees.
Our reliance on strategic licensing arrangements may pose a number of risks, including the following:

•	strategic licensees may not perform or prioritize their obligations as expected;

•	clinical trials conducted pursuant to strategic licensing agreements may not be successful;

•
strategic licensees may not pursue development and commercialization of product candidates that achieve regulatory approval or may elect not to pursue development or commercialization of product candidates based on clinical trial results, changes in the partners’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	strategic licensees may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, or abandon a product candidate;

•	strategic licensees could develop, independently or with third parties, products that compete directly or indirectly with our product candidates;

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

•
disagreements with strategic licensees, including over proprietary rights, contract interpretation, or the preferred course of development, may cause delays or termination of the development or commercialization of such product candidates, or may result in time- consuming and expensive legal proceedings;

•	strategic licensees may not properly obtain, maintain, protect, defend or enforce intellectual property rights or may improperly use proprietary information;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our strategic licensing agreements;

•	strategic licensees may infringe, misappropriate or otherwise violate third-party intellectual property rights, which may expose us to litigation and potential liability;

•	strategic licensing agreements may be terminated for convenience by the collaborator and, if terminated, the development of product candidates may be delayed or stopped;

•	the negotiation of strategic licensing agreements may require substantial attention from our management team; and

•	we could face significant competition in seeking appropriate strategic licensees, and the negotiation process is time-consuming and complex.
We rely on these strategic licensing arrangements to help us finance the development and commercialization of our own biopharmaceutical products. Our success depends, in part, on our ability to collect milestone and royalty payments from our strategic licensees. To the extent our strategic licensees do not aggressively and effectively pursue product candidates for which we are entitled to such payments, we will not realize these significant revenue streams, which may slow our overall development progress and could have an adverse effect on our business and future prospects.
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
Our reliance on third parties and our strategic licensees requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Because we rely on third party service providers for certain activities in our development process, we must, at times, share trade secrets with them. In addition, we are required to share certain trade secrets with our strategic licensees pursuant to the terms of our strategic licensing agreements. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.
We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, licensing agreements, consulting agreements or other similar agreements with our strategic licensees, subcontractors, advisors, employees and consultants prior to beginning research, services or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are incorporated into the technology of others, or are disclosed or used in violation of these agreements. Parties with whom we share confidential information may also be acquired by competitors, which may increase the risk that these entities might breach their confidentiality obligations and share our confidential information with the acquirer. For example, in April 2019, Novartis announced its acquisition of CellForCure, which serves as a CMO for us.
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
As of December 31, 2021, we had 294 full-time employees (excluding employees of Calyxt). As our development, manufacturing and commercialization programs develop, and as we continue to comply with our obligations as a public company in both France and the United States, we have rapidly expanded our employee base. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.
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
The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates as a result of unexpected side effects resulting from the administration of these product candidates. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our strategic licensees, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control.
In addition, regardless of merit or eventual outcome, product liability claims may result in: impairment of our business reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to trial participants, patients or other claimants; loss of revenue; exhaustion of any available insurance and our capital resources; the inability by us and our strategic licensees to commercialize our product candidates; and decreased demand for our product candidates, if approved for commercial sale.
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

We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. Federal, state, local or foreign laws and regulations govern to use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur delays, substantial costs, including civil or criminal fines and penalties, clean-up
costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.
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
In the EU, we are subject to the European Regulation (EU) No. 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State legislations complementing the GDPR. GDPR and EU Member State legislation apply to the collection and processing of personal data, including health-related information, of individuals in the EU by companies established in the EU and, in certain circumstances established outside of the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the informed consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data to most countries in the world outside of the European Economic Area (EEA), including the U.S., unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing U.S. companies to import personal information from the EEA has been the European Commission’s Standard Contractual Clauses (SCCs). However, the Court of Justice of the EU (CJEU) issued a decision that called into question whether the SCCs can lawfully be used for transfers of personal information from Europe to the United States or most other countries. At present, there are few, if any, viable alternatives to the SCCs, on which we have relied for personal information transfers from Europe to the United States and other countries outside of the EEA. Following this CJEU judgment, new sets of SCCs were published on June 4, 2021. Entities having entered into the old SCCs before September 27, 2021 will be able to rely on them for a transition period ending December 27, 2022. Most importantly, the use of SCCs no longer automatically ensures compliance with the GDPR. Instead, companies remain required to conduct a data transfer impact assessment for each transfer, which adds a compliance burden. The GDPR has thus increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations. Potential pecuniary fines for noncompliant companies may be up to €20 million or 4% of annual global revenue, whichever is higher.
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
Our strategic licensing agreement with Servier provides that if a third party, meeting certain criteria, acquires control of us, directly or indirectly, by any means, or in the event that we sell or otherwise convey to a third party all or substantially all of our assets (or all or substantially all of our assets that are material to the performance of our obligations under the collaboration agreement), and such third party successor conducts research, development, manufacturing or commercialization activities on the primary CD19 target or any other
CAR-T
products within the indications developed by Servier, then Servier has the right to acquire for one lump sum payment an exclusive fully paid-up
worldwide license under our intellectual property, subject to certain exceptions including TAL technologies, to develop, manufacture and commercialize UCART19 products for use in anti-tumor immuno-therapy (the “Servier buy out”). If we and Servier fail to agree on the amount of payment for the Servier buy out within ten days following Servier’s provision of a buy-out
notice, then the amount of the
buy-out
payment would be determined based a valuation process involving third-party valuators selected by us and Servier, respectively.
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
As we or our collaborators advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 Studies are being sponsored by Servier and Allogene, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our strategic licensees and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART123, UCARTCS1 and UCART22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.
Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.
Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory requirements.
Even if we obtain regulatory approval in a jurisdiction for the product candidates we develop, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information. Any regulatory approvals received for the product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. For example, the holder of an approved BLA in the United States is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up
observations for potential adverse events for as long as 15 years. Similarly, in the EU, pharmacovigilance obligations are applicable to all medicinal products. In particular, any marketing authorization holder has legal obligations to continuously collect data and conduct pharmacovigilance, i.e., the activities relating to the detection, assessment, understanding and prevention of adverse reactions and other medicine-related problems. Data have to be transmitted to the authorities within defined timelines, and any emerging concern about the benefit-risk balance has to be notified immediately. If necessary, competent authorities may request further investigations, including formal studies. Regulatory procedures exist for updating product information and implementing other safety measures. In addition to those obligations, holders of a marketing authorization for gene or cell therapy products must detail, in their application, the measures they envisage to ensure follow-up
of the efficacy and safety of these products. In cases of particular concern, marketing authorization holders for gene or cell therapy products in the EU may be required to design a risk management system with a view to identifying, characterizing, preventing or minimizing risks related to those products, and may be obliged to carry out post-marketing studies and submit them to the EMA for review. In the United States, the holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar provisions apply in the EU. In particular, any amendment to the marketing authorization (e.g., manufacturing processes, therapeutic indication(s), product information, etc.) must be reviewed by the EMA for medicinal products having received a centralized marketing authorization valid across the entire EU. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. Similarly, in the EU any promotion of medicinal products is highly regulated. For example, in the EU, it is prohibited to promote prescription medicinal products to the general public and is permitted exclusively to healthcare professionals. Additional and stricter rules may applyto promotional materials and activities, depending on the specific jurisdiction involved, and these may may require their prior vetting by the competent national regulatory authorities.
In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory agency disagrees with the promotion, marketing or labeling of that product, a regulatory agency may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market, suspension or revocation of the marketing authorization or suspension of manufacturing.
If we or our strategic licensees fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, national competent authorities may:

•	issue a warning letter asserting a violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend or terminate any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic licensees;

•	restrict the marketing, distribution or manufacturing of the product;

•	seize or detain product or otherwise require the withdrawal or recall of product from the market;

•	destroy or require destruction of products;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.
Any of the foregoing regulatory actions could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit the ability to commercialize products and generate revenues. In addition, the FDA’s policies, and policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our strategic licensees are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our strategic licensees are not able to maintain regulatory compliance, marketing approval that has been obtained may be lost and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
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

We believe that if any of our product candidates is approved in the United States as a biological product under a BLA, it should qualify for the
12-year
period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological
products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
Similarly in EU, a biosimilar is typically defined as a biological medicine highly similar to another already approved biological medicine (the ‘reference medicine’). Developers of biosimilars are required to demonstrate through comprehensive comparability studies with the reference medicine that:

•	their biological medicine is highly similar to the reference medicine, notwithstanding natural variability inherent to all biological medicines; and

•	there are no clinically meaningful differences between the biosimilar and the reference medicine in terms of safety, quality and efficacy.
Biosimilars can only be commercialized in the EU once the period of market exclusivity on the reference medicine has expired. In general, this means that the biological reference medicine must have been authorized for at least eight years before another company can apply for approval of a similar biological medicine (that protection is referred to data exclusivity). Also, this typically means that the biological reference medicine must have been commercialized for at least ten years before another company’s biosimilar medicine can be commercialized (that protection is referred to as market exclusivity). The overall ten-year
market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are deemed to bring a significant clinical benefit in comparison with existing therapies. However, data and market exclusivity can be challenged under certain circumstances and there is therefore no guarantee that our products will benefit from the associated protection.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
We must obtain regulatory approval to market and sell our product candidates. For example, in the U.S., we must obtain FDA approval for each product candidate that we intend to commercialize, and in the EU we must obtain approval from the European Commission (EC), based on the opinion of the EMA. The approval processes are typically expensive, and the time required to obtain approval by the FDA, the EC and comparable foreign authorities is inherently unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for the commercialization of any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain such regulatory approval.
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
This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, which would significantly harm our business, results of operations and prospects. In addition, even if we or our strategic licensees were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

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
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the FDA may grant orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority of the subsequent product to the product with orphan product exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we obtain orphan drug designation for a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective, the disease or condition exceeded the population threshold, or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.
Similarly, in EU, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) No 141/2000 (Orphan Regulation). This applies to products that are intended for a life-threatening or chronically debilitating condition and either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the EU to justify the necessary investment. Moreover, in order to obtain orphan designation in the EU it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan designation is lost if it is established that the product no longer meets the orphan criteria before market authorization is granted.
In EU, orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and applicants can benefit from specific regulatory assistance and scientific advice. Products receiving orphan designation in the EU can receive ten years of market exclusivity from the date on which they are granted a market authorization in the EU, during which time no similar medicinal product for the same indication may be placed on the market. The period of market exclusivity is extended by two years for orphan drug products that have also complied with an agreed Pediatric Investigation Plan (Article 37 of the Orphan Regulation). However, the
10-year
market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the prevalence of the condition has increased above the orphan designation threshold or it is judged that the product is sufficiently profitable so as not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same therapeutic indication at any time if:

•	the second applicant can establish that its product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•	the holder of the marketing authorization of the orphan medicinal product consents to a second orphan medicinal product application; or

•	the holder of the marketing authorization of the orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product.

If we do not obtain, or if – despite having obtained it - we subsequently loose, orphan exclusivity for our products that do not have broad patent protection, our competitors may sell the same drug to treat the same condition and our revenues will be reduced.
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
Although we may seek a regenerative medicine advanced therapy (RMAT) designation, a breakthrough therapy designation and/or priority medicines (PRIME) support for our product candidates, there is no assurance that such designations will be granted or, if granted that they will lead to a faster development or regulatory review or approval process.
We may seek special designations for some or all of our product candidates, including RMAT designation or breakthrough therapy designation from the FDA, or PRIME support from the EMA.
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
The EMA’s PRIME scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. To be accepted for PRIME support, a medicine has to show its potential to benefit patients with unmet medical needs based on early clinical data. Through PRIME, the EMA offers early, proactive and enhanced support to drug developers to optimize the generation of robust data on a therapy’s benefits and risks and enable accelerated assessment of medicinal products applications.
For product candidates that obtain an RMAT, breakthrough therapy or are accepted for PRIME support, interaction and communication between the FDA or the EMA, as applicable, and the sponsor of the trial can help to identify the most efficient path for clinical development. However, the granting of such designations and support, is within the discretion of the FDA or the EMA, respectively. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for RMAT, breakthrough therapy, or PRIME support, the FDA or EMA, as the case may be, may disagree and instead decide not to grant such designation or support. In any event, the receipt of RMAT, breakthrough therapy or PRIME support for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional regulatory procedures and does not assure ultimate regulatory approval. In addition, even if one or more of our product candidates qualify for RMAT, breakthrough therapy or PRIME support, the FDA or EMA, as the case may be, may later decide that such product candidates no longer meet the conditions for qualification.
Even if we or our strategic licensees obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our strategic licensees may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.
Approval of a product candidate in the United States by the FDA or in another jurisdiction by the requisite regulatory agencies in such other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our strategic licensees’ ability to develop, manufacture, promote and sell our product candidates internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell the product candidates in the EU and many other jurisdictions, we and our strategic licensees must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional pre-clinical
studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or our strategic licensees fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected.
Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we or our strategic licensees may decide to first seek regulatory approvals of a product candidate in countries other than the United States, or we or our strategic licensees may simultaneously seek regulatory approvals in the United States and other countries, in which case we or our strategic licensees will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. Obtaining regulatory approvals from health authorities in countries outside the United States and the EU is likely to subject us or our strategic licensees to risks in such countries that are substantially similar to the risks associated with obtaining approval in the United States or the EU described herein.
Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain regulatory approval for any of our product candidates.
Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect our ability or our strategic licensees’ ability to set a price for our products that we believe is fair, to achieve profitability, and to obtain and maintain market acceptance by patients and the medical community.
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
‘individual mandate’). The ACA also contains a number of provisions that affect coverage and reimbursement of drug products. Uncertainty remains regarding the implementation and impact of the ACA. There have been sustained Congressional and legal efforts to modify or repeal all or certain provisions of the ACA. For example, tax reform legislation was enacted at the end of 2017 that eliminated the individual mandate beginning in 2019. We cannot predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.
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
Likewise, in many EU Member States, legislators and other policymakers continue to propose and implement healthcare cost-containing measures in response to the increased attention being paid to healthcare costs in the EU. Certain of these changes could impose limitations on the prices we will be able to charge for our products and any approved product candidates or the amounts of reimbursement available for these products from governmental and private third-party payers, may increase the tax obligations on pharmaceutical companies or may facilitate the introduction of generic competition with respect to our products.

Further, an increasing number of EU countries Member States and other
non-U.S.
countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. If the price of one of our products decreases substantially in a reference price country, that could impact the price for such product in other countries. Consequently, a downward trend in prices of our products in some countries could contribute to similar downward trends elsewhere, which would have a material adverse effect on our revenues and results of operations. Also, in order to obtain reimbursement for our products in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our products to other available therapies.
Moreover, this political and legislative uncertainty could harm our and our strategic licensees’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.
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

Similar legislation is applicable in other countries, including by way of example and without limitation: the UK’s Bribery Act 2010 or Article
D1453-1
to
D1453-9
of the French Public Health Code on Transparency of Benefits Given by Companies Manufacturing or Marketing Health and Cosmetic Products for Human Use. Furthermore, in the EU, harmonized rules prohibit gifts, pecuniary advantages or benefits in kind to Health Care Professionals (HCPs) unless they are inexpensive and relevant to the practice of medicine or pharmacy. Similarly, strict rules apply to hospitality at sales promotion events. Based on these rules, a body of industry guidelines and sometimes national laws in force in individual EU Member States has been introduced to fight improper payments or other transfers of value to HCPs, and in general inducements that may have a broadly promotional character.
Ensuring that our business practices and that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Significant regulation applies to the manufacturing of our products and the manufacturing facilities on which we rely may not meet regulatory requirements or may have limited capacity.
All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates as well as our in-house
manufacturing facilities in Raleigh, North Carolina, and Paris, France, are subject to extensive regulations. For example, in the United States, components of a finished CAR
T-cell
immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. Similarly, in the EU, manufacturers and importers of active substances and/or medicinal products must be authorized to carry out these activities. Each of their facilities must comply with cGMP to obtain a manufacturing or import authorization. Also, applicants for a marketing authorization are responsible to ensure that the proposed manufacturing sites included in the marketing authorization application comply with cGMP.
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
Similarly, in the EU, Directive 2003/94/EC, Regulation (EU) No 1252/2014 and Regulation (EU) 2017/1569 lay down the principles and guidelines of cGMP in respect of active substances for medicinal products for human use as well as investigational and medicinal products for human use and require that products are consistently produced and controlled in accordance with the applicable quality standards. EU legislation also requires that medicinal products and investigational medicinal products that are imported from third countries are manufactured in accordance with standards at least equivalent to the GMP standards laid down in the EU. These rules, together with the detailed EU Guidelines on cGMP that are laid down in EudraLex - Volume 4, provide guidance on, inter alia, quality management, personnel, premises, documentation, production operations, quality control, outsources activities, complaints and product recall and self-inspection. GMP inspections are performed by the competent authorities of the EU Member States, and are coordinated by the EMA in the case of medicinal products that are authorized through the EU centralized procedure. Furthermore, specific guidance laying down GMP requirements for the manufacturing of ATMPs that have been granted a marketing authorization and of ATMPs used in a clinical trial setting have been adopted by the EMA.
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
Manufacturing and increasing manufacturing scale at our
in-house
manufacturing facilities will require significant resources and substantial regulatory engagement. Our commercial manufacturing facility that we are completing in Raleigh, North Carolina, will be subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and other foreign agencies to ensure strict compliance with cGMPs, and other government regulations. Accordingly, operating our own manufacturing facilities and maintaining compliant manufacturing capabilities at scale may be costlier than we anticipate or may result in delays.
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
Risks Related to Calyxt, Inc.
As of February 23, 2022, we owned 56.1% of Calyxt, Inc. As a consolidated subsidiary and one of our operating subsidiaries, Calyxt’s business performance, financial condition and results of operations affect our financial condition and results of operations. Accordingly, to the extent any of the risks to which Calyxt is subject occur, there may be a corresponding adverse effect on our business, financial condition or results of operations and such effect may be material.
Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional financing which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations.
As of December 31, 2021, Calyxt had $14.4 million of cash, cash equivalents, and restricted cash. Calyxt’s restricted cash is associated with its equipment financing leases and was $0.6 million as of December 31, 2021, with $0.5 million scheduled to be returned in December 2022. Current liabilities were $4.9 million as of December 31, 2021, and Calyxt used $18.8 million of cash for operating activities for the year then ended.
On February 23, 2022 (the February 2022 Offering), Calyxt issued 3,880,000 shares of its common stock, pre-funded
warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.
Calyxt has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Over the longer term and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii)

government or other third-party funding, which the Company expects to be more readily available if Cellectis were to own less than 50 percent of Calyxt’s common stock, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, additional capital may not be available on reasonable terms, if at all.
For example, based on Calyxt’s public float, as of the date of the filing of this Annual Report, Calyxt is only permitted to utilize a “shelf” registration statement, including the registration statement under which Calyxt’s Open Market Sale Agreement
SM
with Jefferies LLC (the “Calyxt ATM Facility”), is operated, subject to Instruction I.B.6 to Form
S-3,
which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third
of its public float during any 12 consecutive months pursuant to the baby shelf rules. Although alternative public and private transaction structures are expected to be available, these may require additional time and cost, may impose operational restrictions on Calyxt, and may not be available on attractive terms.
Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue. Calyxt’s cash, cash equivalents, and restricted cash as of December 31, 2021, considering its plan to continue to invest in the growth and scaling of its BioFactory production system and AIML capabilities and the $10.0 million of net proceeds from the February 2022 Offering, is sufficient to fund its operations into late 2022. Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern because it anticipates that it will need to raise additional capital to support this business plan for a period of 12 months or more from the date of this filing.
If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms, management may be required to implement various cost reduction and other cash-focused measures to manage liquidity and Calyxt may have to significantly delay, scale back, or cease operations, in part or in full. If Calyxt raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of Calyxt’s shares of common stock. Any of these events could significantly harm Calyxt’s business, financial condition, and prospects.
Cellectis S.A. may experience substantial future dilution as a result of future equity offerings by Calyxt.
As of February 23, 2022, Cellectis S.A. owns approximately 56.1% of Calyxt’s 42,718,930 outstanding shares of common stock. On February 23, 2022, Calyxt issued
(i) pre-funded
warrants (the
“Pre-Funded
Calyxt Warrants”) to purchase 3,880,000 shares of Calyxt common stock at an exercise price of $0.0001 per share and (ii) common warrants (the “Common Calyxt Warrants” and together with the
Pre-Funded
Calyxt Warrants, the “Calyxt Warrants”) to purchase 7,760,000 shares of Calyxt common stock at an exercise price of $1.41 per share. Based on Calyxt’s 42,718,930 outstanding common stock as of February 23, 2022, if all
Pre-Funded
Calyxt Warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 51.4%, and if all Warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 44.1% .
In order to raise additional capital, Calyxt expects in the future to offer additional shares of Calyxt’s common stock or other securities convertible into or exchangeable for Calyxt’s common stock, including sales of Calyxt’s common stock pursuant to an
“at-the-market”
offering facility (the “Calyxt ATM Facility”), pursuant to which Calyxt may, from time to time, sell shares of its common stock having an aggregate offering price of up to $50,000,000 through a sales agent, under which approximately $45.4 million of availability remained at January 31, 2022. Any such further issuances by Calyxt would further dilute Cellectis S.A.’s ownership level.
Furthermore, if outstanding options are exercised, Cellectis S.A. could experience further dilution. As of December 31, 2021, approximately 11,483,525 shares of Calyxt common stock are either subject to outstanding options, issuable upon vesting of outstanding restricted stock units and performance stock units, or reserved for future issuance under Calyxt’s equity incentive plans. To the extent such equity compensation awards are exercised or otherwise vest, Cellectis’s ownership interest in Calyxt would be further diluted.
Certain securities offered and sold by Calyxt in future offerings may be made at prices that are lower than current trading prices and may provide investors in such securities with future rights that are superior to those of existing stockholders, including Cellectis S.A.
Certain rights under the Stockholder’s Agreement with Calyxt terminate when Cellectis S.A.’s ownership level falls below 50%.
Pursuant to Cellectis S.A.’s stockholders agreement with Calyxt, Cellectis S.A. has significant contractual rights, which also form part of Calyxt’s certificate of incorporation, for so long as Cellectis S.A. beneficially owns at least 50% (the “Majority-Level Cellectis Rights”) of the then outstanding shares of Calyxt’s common stock, including those described under “ITEM 7. Major

Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with subsidiaries: Calyxt Offerings and Key Arrangements—Stockholders Agreement.” Based on Calyxt’s 42,718,930 outstanding common stock as of February 23, 2022, if all
Pre-Funded
Calyxt Warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 51.4%, and if all Warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 44.1% .
Although Cellectis S.A. will continue to retain important rights with respect to Calyxt for so long as it beneficially owns at least 15% of the outstanding shares of Calyxt’s common stock (“Continuing Cellectis Rights”), these Continuing Cellectis Rights are substantially more limited than than the Majority-Level Cellectis Rights. While the Majority-Level Cellectis Rigths require Cellectis S.A. to approve substantially all major decisions made by Calyxt S.A., the Continuing Cellectis Rights include the following more limited rights:

•
the right to nominate a number of designees for Calyxt’s board of directors representing a majority of the directors, to designate the Chairman of the board of directors and to have at least one designated director serve on each board committee;

•	information rights with respect to Calyxt;

•	approval of certain changes to Calyxt’s constitutive documents;

•	approval of Calyxt’s making of any regular or special dividends;

•	approval of Calyxt’s commencement of any voluntary bankruptcy proceeding or any consent to any bankruptcy proceeding;

•	approval of any appointment to or removal from the Calyxt board of directors; and

•
approval of the consummation of any public or private offering, merger, amalgamation or consolidation of Calyxt, the spinoff of a business of Calyxt, or any sale, conveyance, transfer or other disposition of Calyxt’s assets.

Risks Related to Calyxt, Inc.—Risks Related to Calyxt’s Business and Operations
Calyxt’s operational and financial success depends on its ability to successfully deliver synthetic biology solutions for an expanded group of end markets, which is subject to a variety of risks and uncertainties.
Since Calyxt’s inception, it has deployed its technology platform toward delivering plant-based innovations and solutions, primarily to the agriculture end market. In October 2021, Calyxt announced a strategic initiative to focus it on engineering plant-based synthetic biology solutions across an expanded group of end markets, including Calyxt’s initial target end-markets—the cosmeceutical,
nutraceutical and pharmaceutical markets—as well as other potential end markets, including advanced materials and chemical industries, in addition to the agriculture end market. This expanded and diversified focus places significant demands on Calyxt’s management, requires adaptations to Calyxt’s operational infrastructure, and necessitates incremental capital expenditures. If Calyxt fails to effectively and efficiently manage and implement the strategic initiative, its business, financial condition, and results of operations would be adversely impacted. Calyxt would face similar adverse impacts if it is unable to differentiate its offerings and capabilities from competitors in the synthetic biology industry, who may have a more established position in the synthetic biology industry, greater financial and operational resources than Calyxt, and other competitive advantages over Calyxt, or if Calyxt is otherwise not successful in marketing its offerings and capabilities to new target customers.
In addition, to the extent Calyxt faces technological and other challenges, including unanticipated costs or delays in the development of compounds intended to be produced using Calyxt’s BioFactory production system, challenges adapting its technology platform for specific customer-driven plant-based chemistry needs, or the inability to effectively or efficiently scale production, Calyxt’s business, financial condition and results of operations would be adversely impacted.
The AIML capabilities that Calyxt is developing for its PlantSpring platform remain in the early stages of development, and their implementation and effectiveness could be adversely affected by flawed algorithms, insufficient datasets, or errors resulting from human intervention. Further, Calyxt’s BioFactory production system and Calyxt’s ability to produce plant-based chemistries remain relatively unproven and may not be successful at scale or at all.
The market, including customers and potential investors, may be skeptical of the viability and benefits of Calyxt’s PlantSpring technology platform, its AIML capabilities, and its BioFactory production system because they are based on a novel approach and the adoption of complex and emerging technologies. There can be no assurance that Calyxt’s technology will be understood, approved, or accepted by customers, regulators, and potential investors or that Calyxt will be able to sell its services and products profitably at competitive prices and with features sufficient to establish demand. If potential investors are skeptical of Calyxt’s technology, its ability to raise capital and the value of its common stock may be adversely affected.
Moreover, because of the novelty and complexity of Calyxt’s PlantSpring platform and BioFactory production system, achieving broad commercial success may require that Calyxt overcomes potential customer skepticism regarding its capabilities, particularly in light of the historical challenges of scaling production in the field of synthetic biology. If Calyxt does not achieve the technical specifications required by its customers or successfully manage new product development processes, or if development work is not performed according to schedule, then Calyxt’s revenue growth from new pipeline products may be prevented or delayed, and Calyxt’s business and operating results may be harmed.
In order for novel products from Calyxt’s PlantSpring technology platform and its BioFactory production system to be successfully commercialized, it will be important for Calyxt to establish relationships not only with customers, but also with their suppliers in order to gain visibility into market trends, feature and specification demands, and manufacturing, regulatory, and distribution challenges. If Calyxt is unable to convince potential customers or their suppliers of the value of its synthetic biology products, Calyxt will not be successful in entering these markets and its business and results of operations will be adversely affected.
Calyxt has a limited operating history, which makes it difficult to evaluate its current business and prospects and may increase the risk of an investment in Calyxt.
Calyxt is an early-stage synthetic biology company with a limited operating history that to date has been focused primarily on R&D and Calyxt’s previous go-to-market strategies.
Calyxt’s limited operating history may make it difficult to evaluate its current business and prospects. Calyxt’s operating results for periods prior to October 2021 reflect results under Calyxt’s prior go-to-market
strategies, which involved different areas of focus, different cost structures, and different sources of revenues, which, in combination with its limited operating history, may make it difficult to evaluate its current business and prospects.
In implementing Calyxt’s current strategic focus on the development of plant-based synthetic biology products, Calyxt will encounter risks and difficulties frequently experienced by companies in rapidly developing and changing emergent industries, including challenges in developing products, determining appropriate investments of its limited resources, capital raising, and gaining customers for its novel products and innovations.
Investment in plant-based synthetic biology product development is a highly speculative endeavor. It entails significant upfront R&D investment to scale Calyxt’s BioFactory production system to sufficient levels to support commercialization, and there is significant risk that Calyxt will not be able to scale Calyxt’s BioFactory to these levels, or at all.
To commercialize its products, Calyxt must be successful in using its PCMs to produce target molecules at commercial scale and at a commercially viable cost. If Calyxt cannot achieve commercial scale production levels or commercially viable production economics for enough products to support its business plan, including through establishing and maintaining sufficient commercial scale and volume, it will be unable to achieve a sustainable business. Calyxt’s commercial scale production costs depend on many factors that could have a negative effect on its ability to sell products developed for customers at competitive prices, including, Calyxt’s ability to establish and maintain sufficient commercial scale and volume to attract third party contract manufacturing, referred to as infrastructure partners. There can be no assurance that Calyxt will be able to engage infrastructure partners on acceptable terms, including reasonable costs per unit of production, or at all.
If Calyxt is unable to achieve these economies of scale and targeted unit commercial production, its revenues, profitability, and financial condition will be adversely affected.
Calyxt faces significant competition and many of its competitors have substantially greater financial, technical, and other resources than Calyxt.
The market for products developed with synthetic biology is highly competitive, and Calyxt faces significant direct and indirect competition in several aspects of its business. Many of these competitors have substantially greater financial, technical, marketing, sales, distribution, and other resources than Calyxt. Many of Calyxt’s competitors engage in ongoing R&D, and technological developments by its competitors could render Calyxt’s technology less competitive or obsolete, resulting in reduced revenues compared to expectations. As a result, Calyxt may be unable to compete successfully against its current or future competitors, which may result in reductions in revenue, reduced margins, and the inability to achieve market acceptance for its products. Calyxt expects to continue to face significant competition.
The synthetic biology industry is still emerging and is characterized by rapid and significant technological changes, frequent new product introductions and enhancements, and evolving industry demands and standards. Calyxt’s future success will depend on its ability to sign and initiate commercial programs using its customer demand-driven approach to selecting compounds for development and scaling the production of those compounds in its BioFactory production system. Once commercial scale production occurs those customers will need to purchase the compound and integrate it into their business. Calyxt’s development activity needs to occur on a timely and cost-effective basis, and it will need to continue to advance its technology. Additionally, Calyxt’s customers may face significant competition or other risks that may adversely impact their business and results of operations.

Calyxt’s ability to compete effectively and to achieve commercial success also depends, in part, on its ability to identify and attract customers who contract with Calyxt to develop products for use in their production and contracting with those same third parties for the commercialization of those products. Calyxt may not be successful in achieving these factors and any such failure may adversely affect its business, results of operations and financial condition. Due to the lead time involved in developing a product for a customer using Calyxt’s platform, its potential customers will be required to make a number of assumptions and estimates regarding the commercial feasibility of the plant-based chemistry, including assumptions and estimates regarding the demand for those end-products and
processes that will utilize the plant-based chemistry developed with Calyxt’s technology, the existence or non-existence of
products being simultaneously developed by competitors, potential market penetration and obsolescence, whether planned or unplanned. As a result, it is possible that Calyxt may reach an agreement with a customer who wishes to develop a product that has been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought, that end-consumers do
not like or otherwise is not competitive at the time of launch, in each case, after the incurrence of significant opportunity costs by Calyxt to develop such a product.
From time to time, third parties who may have competed in the agriculture end market once pursued by Calyxt may seek to license its technology. Calyxt has, in the past, entered such licensing arrangements and may enter such arrangements in the future. In certain circumstances, competitors who license Calyxt’s technology could use those technologies to develop their own products that would compete with products commercialized by Calyxt’s agriculturally focused collaboration partners, which may impact Calyxt’s future royalties.
Calyxt also anticipates increased competition in the future as new companies enter the market and new technologies become available. Calyxt’s technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of its competitors that are more effective or that enable them to develop and commercialize products more quickly or with lower expense than Calyxt is able to. At the same time, the expiration of patents covering existing technologies reduces the barriers to entry for competitors. If for any reason Calyxt’s technology becomes obsolete or uneconomical relative to competitors’ technologies, this would prevent or limit Calyxt’s ability to generate revenues from the commercialization of its products.
If Calyxt cannot enter into new customer partnerships and successfully execute on the underlying product development projects to bring a customer’s plant-based chemistry to commercial scale production and ultimately sell them the product, its business will be adversely affected.
Calyxt’s approach to product development is customer demand-driven and as a result, its success depends on the number, size, and scope of customer collaborations. Calyxt’s ability to win new business depends on many factors, including its reputation in the market, the differentiation of its PlantSpring technology platform and BioFactory production system relative to alternatives, the pricing and efficiency of its offerings relative to alternatives, its financial stability, and its technical capabilities. If Calyxt fails to establish a position of strength in any of these factors, its ability to either sign new customer agreements may suffer and this could adversely affect its prospects.
Calyxt engages in conversations about collaborations with potential customers regularly. Calyxt may spend considerable time and money engaging in these conversations and feasibility assessments, including understanding the technical specifications of a particular plant-based chemistry, customer concerns and limitations, and the legal or regulatory landscape of a potential program or offering, which may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful for many reasons, including Calyxt’s inability to complete the development of a plant-based chemistry to the customers’ specifications or within the customers’ time frames, or unsuccessful development or commercialization of products or processes by Calyxt’s customers. In such circumstances, Calyxt’s revenues from such an agreement might be meaningfully reduced.
Development of new or improved plant-based synthetic biology products that meet customer demand-driven specifications involves risks of failure inherent in the deployment of innovative and complex emerging technologies. Accordingly, if Calyxt or its infrastructure partners experience any significant delays in the development of new products or if new products do not meet customer specifications, Calyxt’s business, operating results, and financial condition would be adversely affected.
Calyxt intends to rely on third parties
for at-scale BioFactory
production and other services, and any performance issues by such third parties, or Calyxt’s inability to engage third parties on acceptable terms, may impact Calyxt’s ability to successfully meet its commercial obligations.
Calyxt’s current plan is to contract with third-party infrastructure partners for at-scale BioFactory
production and for other R&D services. Although Calyxt intends to provide for audit and/or inspection rights and will provide the infrastructure partners with protocols regarding the production and handing of its plant-based chemistries, it will have limited control over the execution of their activities. Poor execution, failure to follow required protocols or regulatory requirements, or mishandling of the plant-based chemistry by these infrastructure partners could impair success, delay production, cause Calyxt to incur incremental costs, or damage the customer relationship.

Even if Calyxt’s infrastructure partners adhere to protocols, production runs and other R&D activities may fail to succeed for a variety of other reasons. Ultimately, Calyxt remains responsible for ensuring work performed is conducted in accordance with the applicable protocol and standards, and reliance on infrastructure partners does not relieve Calyxt of its responsibilities. Should these infrastructure partners fail to comply with these standards, Calyxt’s ability to develop plant-based chemistries in accordance with customer specifications or in a timely manner could be adversely impacted.
Additionally, if Calyxt is unable to maintain or enter into agreements with infrastructure partners on acceptable terms, or if engagement is terminated prematurely, Calyxt may be unable to conduct or complete research, development, and production in the anticipated manner. For example, establishing and operating infrastructure partner facilities may require Calyxt to make significant capital expenditures, which reduces its cash and places such capital at risk. Also, infrastructure partner agreements may contain terms that commit Calyxt to pay for other costs and amounts incurred or expected to be earned by the plant operators and owners, which can result in contractual liability and losses for it even if it terminates a particular infrastructure partner arrangement or decides to reduce or stop production under such an arrangement. Further, Calyxt cannot be sure that contract manufacturers will be available when it needs their services, that they will be willing to dedicate a portion of their capacity to Calyxt’s projects, or that it will be able to reach acceptable price, delivery, and other terms with the infrastructure partners for the provision of their production services.
If Calyxt’s relationship with any of these infrastructure partners is terminated, it may be unable to enter arrangements with alternative infrastructure partners on commercially reasonable terms, or at all. Switching or adding infrastructure partners can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new infrastructure partners commences work. As a result, delays may occur, which could materially impact Calyxt’s ability to meet desired development timelines, and its achievement of product-related revenues and profitability.
If Calyxt’s technology licensees are delayed or unsuccessful in their development activities associated with their license of the technology, its financial results could be affected.
Calyxt expects to license its technology and its historically developed seed-trait product candidates for traditional agriculture to third parties. If Calyxt’s licensees are delayed, are unsuccessful in their development and commercialization efforts, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of products developed using the licenses of Calyxt’s technology, it may not receive milestone and/or royalty payments as expected, and its financial results could be harmed. Further, if these licensee customers fail to market the licensed seed-trait products or products developed with Calyxt’s licensed technology at prices that will achieve or sustain market acceptance for those products, Calyxt’s future royalty revenues could be further harmed. If a product is commercialized by a licensee, its performance may also be impact by numerous risks, including competition from alternative products, product defects, changes in end-consumer demand,
changes in law or regulation, or changes in economic conditions. Moreover, licensees have significant discretion in determining the efforts and resources applied to commercializing products utilizing the plant-based chemistries developed by Calyxt, and they may not commit sufficient resources to successfully advance a product candidate or achieve commercial success. Disputes may arise with licensees that cause the delay or termination of commercial contracts for current or future products or that results in costly litigation or arbitration that diverts management attention and resources.
Any outdoor agriculture product development agreements that Calyxt may enter in the future may be delayed or may be unsuccessful, which could adversely affect its financial results.
Calyxt may opportunistically enter into product development arrangements with third parties for the development and commercialization of certain outdoor agriculture seed traits. For example, in the third quarter of 2021, Calyxt announced that it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing an oil as a commercial alternative to palm oil.
To the extent Calyxt enters into such product development agreements, their success will depend heavily on the efforts and activities of its customer’s commercialization efforts and as a result its ability to achieve milestone payments or generate royalties will not be within its direct control. If an outdoor agriculture product is commercialized by a licensee, its performance may also be impacted by numerous risks, including:

•	Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions;

•
Climate change that may cause changes in weather patterns and conditions, including changes in rainfall and storm patterns and intensities, water shortages, changes in sea levels, and changes in temperature levels;

•	Licensee field trials may be unsuccessful;

•	Licensee products, and food containing those products, may fail to meet standards established by third-party non-GMO verification organizations;

•	The unintended presence of Calyxt’s traits in other products or plants may have a negative effect on the licensee’s operations.

Risks Related to Calyxt, Inc.—Risks Related to Calyxt’s Regulatory and Legal Matters
Ethical, legal, and social concerns about products using genetically modified or edited plant cells could limit or prevent the use of Calyxt’s products and technologies and could harm its business.
Calyxt’s technologies and products involve the use of genetically modified or edited plant cells. Public perception about the safety of, and ethical, legal, or social concerns over, genetically engineered products, including genetically modified or edited plant genetic materials, could affect public acceptance of Calyxt’s products. If Calyxt is not able to overcome any such concerns relating to its products, these technologies may not be accepted by its customers or end-users of
the customers’ products that incorporate Calyxt’s products. In addition, the use of genetically modified or edited plant cells has in the past received negative publicity, which could lead to greater regulation or restrictions on imports of Calyxt’s products. If Calyxt’s technologies and products are not accepted by its customers or their end-users due
to negative publicity or lack of public acceptance, Calyxt’s business could be materially harmed.
Calyxt may become subject to increasing regulation as a result of its hemp development activities, which could require it to incur additional costs associated with compliance requirements.
Calyxt has developed hemp product candidates and is currently exploring licensing opportunities in the crop. Hemp is legally distinct from marijuana and recognized as an agricultural crop by the United States government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products. It is difficult to predict whether regulators, such as the USDA or the MDA, will alter the manner in which they interpret existing federal and state laws and regulations on hemp or institute new regulations, or otherwise modify regulations in a way that will render compliance more burdensome. As Calyxt continues to pursue hemp as a product candidate, it may become subject to increasing regulation particular to hemp, which could require it to incur additional costs associated with compliance requirements.
The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how Calyxt’s products will be regulated.
The regulatory environment around gene editing and genetic modification in plants is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified and gene edited products and materials, which continue to evolve, and which may encapsulate Calyxt’s products. To the extent regulatory frameworks outside of the United States are not receptive to Calyxt’s genetic modification and gene editing technologies, this may limit its ability to expand into other global markets.
Complying with the regulatory requirements outside the United States will be costly and time-consuming, and there is no guarantee Calyxt will be able to commercialize its products outside the United States. Such regulatory requirements may also inhibit Calyxt’s ability to market and sell its products to customers located outside of the United States.
Calyxt cannot predict whether or when any jurisdiction will change its regulations with respect to its products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval or clearance activities or influence public opinion against genetically engineered and/or gene edited products. In addition, governmental reaction to negative publicity concerning Calyxt’s products could result in greater regulation of genetic research and derivative products or regulatory costs that render its products cost prohibitive.
The scale of the industries in which Calyxt intends as the end markets for its products may make it difficult to monitor and control the distribution of Calyxt’s products. As a result, Calyxt’s products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against Calyxt, which could result in significant expenses and management attention.
Calyxt may use biological materials in its business and is subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
Calyxt is subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Calyxt’s R&D processes involve the controlled use of hazardous materials, including biological materials. Calyxt may be sued for any injury or contamination that results from its use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and its liability may exceed any insurance coverage and its total assets. Compliance with environmental, health and safety laws and regulations may be expensive and may impair Calyxt’s R&D efforts. If Calyxt fails to comply with these requirements, it could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs
or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, Calyxt cannot predict the impact on its business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair Calyxt’s research, development or production efforts or result in increased expense of compliance.
The regulatory environment in the United States is uncertain and evolving and may impact Calyxt’s customers’ willingness to utilize Calyxt’s products.
Calyxt anticipates that its customers will be responsible for any regulatory activities associated with development of compounds commissioned from Calyxt. Such regulatory activities may involve significant expense and changes in applicable regulatory requirements could result in a substantial increases in the time and costs associated with such activities. It is difficult for Calyxt and its customers to predict whether regulators, such as the USDA or FDA, will alter the manner in which they interpret existing laws and regulations or institute new regulations, or otherwise modify regulations in a way that will subject products utilizing Calyxt’s synthetic biology products to more burdensome standards, thereby substantially increasing the time and costs associated with the regulatory activities of Calyxt’s customers. If the regulatory burden and expense required for the utilization of Calyxt’s products becomes too significant, Calyxt’s customers may seek alternatives that involve lesser regulatory costs.
If Calyxt is sued for defective products and if such lawsuits were determined adversely, it could be subject to substantial damages, for which insurance coverage is not available.
Calyxt expects that some applications of its products will be used as components of customers’ end products and therefore its success will be tied, in part, to the success of such end products. Calyxt cannot be certain that material performance problems, defects, errors or delays will not arise in its products or the end products in which they are used as components.
Calyxt expects to provide warranties that its products will meet customer specifications. The costs incurred in correcting any failures to meet such specifications may be substantial and could adversely affect Calyxt’s business. If Calyxt’s products or the end products of which they are components, contain defects or are delayed, it may experience:

•	a failure to achieve commercial traction with Calyxt’s target customers;

•	loss of customer contracts or delays in fulfilling Calyxt’s contractual obligations;

•	damage to Calyxt’s brand reputation;

•	product recalls or replacements;

•	inability to attract new customers and collaboration opportunities;

•	diversion of resources from Calyxt’s R&D and sales activities; and

•	legal and regulatory claims against Calyxt, including product liability claims, which could be costly, time consuming to defend, result in substantial damages and result in reputational damage.
Risks Related to Calyxt, Inc.—Risks Related to the Organization and Governance of Calyxt
Changes to Calyxt’s strategic business focus have placed significant demands on Calyxt’s management and Calyxt’s infrastructure.
Since Calyxt’s initial public offering, the strategic focus of the business has undergone changes. Most recently, in October 2021, Calyxt announced the launch of a strategic initiative which focused it on engineering synthetic biology solutions. The changes to Calyxt’s strategic focus has placed, and may continue to place, significant demands on Calyxt’s management and its operational and financial infrastructure. Managing a significant change in business focus requires significant expenditures and allocation of valuable management resources. If Calyxt fails to achieve the necessary level of efficiency in its organization as it evolves, its business, financial condition and results of operations would be adversely impacted.
Calyxt depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if it loses key management personnel or cannot attract and retain other qualified personnel.
Calyxt’s success depends to a significant degree upon the technical skills and continued service of certain members of its management and other key employees. The loss of the services of Calyxt’s management or key employees may delay or prevent the timely and successful execution of its business strategies and objectives. Calyxt’s business is dependent on its ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, biochemistry, plant genetics, mathematics, and other subjects relevant to its operations. Calyxt’s ability to successfully implement its strategic focus also depends on recruiting and retaining personnel with the necessary background and ability to understand its systems at a technical level to effectively identify and sell to potential new customers. Competition for these highly skilled employees is intense.

To attract top talent, Calyxt believes it will need to offer competitive compensation and benefits packages, including equity incentive compensation, which may require significant investment. If Calyxt is unable to offer competitive compensation this may make it more difficult for it to attract and retain key employees. Moreover, if the perceived value of Calyxt’s equity awards declines, it may adversely affect Calyxt’s ability to attract and retain key employees. Further, all of Calyxt’s current employees are employed at-will and
could depart with little or no prior notice. If Calyxt does not maintain the necessary personnel to accomplish its business objectives, it may experience staffing constraints that adversely affect its ability to support its R&D programs, customer acquisition efforts, and operations.
There can be no assurance that Calyxt will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on its business, financial condition, and results of operations.
Calyxt’s business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in its cyber-security.
Increased information systems security threats, cyber- or phishing-attacks and more sophisticated, targeted computer invasions pose a risk to the security of Calyxt’s systems and networks, and the confidentiality, availability, and integrity of its data, operations, and communications, and the exposure to such risks is enhanced in Calyxt’s remote work environment as a result of the COVID-19 pandemic.
Cyber-attacks against Calyxt’s technology platform and infrastructure could result in exposure of confidential information, the modification of critical data, and/or the failure of critical operations. Likewise, improper or inadvertent employee behavior, including data privacy breaches by employees and others with permitted access to Calyxt’s systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While Calyxt attempts to mitigate these risks by employing a number of measures, including security measures, employee training, comprehensive monitoring of networks and systems, maintenance of backup and protective systems, and incident response procedures, if these measures prove inadequate, Calyxt could be adversely affected by, among other things, loss or damage of intellectual property, proprietary and confidential information, data integrity, and communications or customer data, increased costs to prevent, respond to, or mitigate these cyber security threats and interruptions of its business operations.
Calyxt’s business activities are currently conducted at a limited number of locations, which makes it susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.
Calyxt’s current headquarters and R&D facilities, which include an office, labs, the BioFactory pilot facility, greenhouses, and field-testing plots are in Roseville, Minnesota. Calyxt takes precautions to safeguard its facilities, including insurance, health and safety protocols, and off-site storage
of critical research results and computer data. Although Calyxt maintains levels of insurance that it believes are customary for its industry, its insurance policies may not cover certain losses, or losses may exceed Calyxt’s coverage limits. A natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or other intentional or negligent acts, including acts of vandalism, could damage or destroy Calyxt’s equipment, inventory, development projects, data, and cause it to incur significant additional expenses to repair or replace the damaged physical facilities, which increase the development schedule for the products under development for customers.
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
The patent positions of biotechnology and biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological and biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post- grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. For example, on February 2022, following an opposition before the European Patent Office, the EP3004349 patent entitled “ a method for producing precise DNA cleavage using CAS9 double nickase activity” was revoked. In addition, any interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any such patents and patent applications may have a material adverse effect on our business.
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
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2021 to 2033, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. In the EU, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate for patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must still be applied for and granted on a country-by-country
basis and their protection is subject to exceptions. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.
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
If we are unable to successfully acquire or
in-license
rights to required third-party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights we have, we may have to cease development of the relevant the relevant program, product or product candidate, which could have a material adverse effect on our business.
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
Risks Related to Calyxt’s Intellectual Property
Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Calyxt, could negatively impact its competitive position.
The patent positions of biotechnology companies and other actors in Calyxt’s fields of business can be highly uncertain and involve complex scientific, legal, and factual analyses. The interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed, or circumvented. Challenges to Calyxt or its licensors’ patents and patent applications, if successful, may result in the denial of it or its licensors’ patent applications or the loss or reduction in their scope. In addition, defending against such challenges may be costly and involve the diversion of significant management time. Accordingly, rights under any of Calyxt or its licensors’ patents may not provide it with enough protection against competitive products or processes and any loss, denial, or reduction in scope of any of such patents and patent applications may have a material adverse effect on its business.
Even if not challenged, Calyxt or its licensors’ patents and patent applications may not adequately protect its product candidates or technology or prevent others from designing their products or technology to avoid being covered by Calyxt or its licensors’ patent claims. If the breadth or strength of protection provided by the patents Calyxt owns or licenses is threatened, it could dissuade companies from partnering with it to develop, and could threaten the ability to successfully commercialize, Calyxt’s product candidates.
If Calyxt or its licensors fail to obtain and maintain patent protection and trade secret protection of its product candidates and technology, it could lose competitive advantage and competition Calyxt faces would increase, reducing any potential revenues and have a material adverse effect on its business.
Calyxt will not seek to protect its intellectual property rights in all jurisdictions throughout the world and it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection.
Filing, prosecuting, and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive. Patent protection must be sought on a country-by-country basis,
which is an expensive and time-consuming process with uncertain outcomes. Calyxt’s intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Calyxt may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions.
Competitors may use Calyxt’s technologies in jurisdictions where it or its licensors do not pursue and obtain patent protection. Further, competitors may export otherwise infringing products to territories where Calyxt or its licensors have patent protection, but where the ability to enforce those patent rights is not as strong as in the United States. These products may compete with Calyxt’s products and its intellectual property rights and such rights may not be effective or enough to prevent such competition.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use Calyxt’s discoveries or to develop and commercialize its technology and products without providing any notice or compensation or may limit the scope of patent protection that Calyxt or its licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending Calyxt’s intellectual property rights.
Furthermore, proceedings to enforce Calyxt’s licensors’ and its patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put Calyxt or its licensors’ patents at risk of being invalidated or interpreted narrowly, could put it or its licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against it or its licensors. Calyxt may not prevail in any lawsuits that initiates, and the damages or other remedies awarded to it, if any, may not be commercially meaningful, while the damages and other remedies Calyxt may be ordered to pay such third parties may be significant. Accordingly, Calyxt’s licensors and its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.
Third parties may assert rights to inventions Calyxt develops or otherwise regards as its own.
Third parties may in the future make claims challenging the inventorship or ownership of Calyxt or its licensors’ intellectual property. Calyxt has written agreements with R&D partners that provide for the ownership of intellectual property arising from the relationship. Some agreements provide that Calyxt must negotiate certain commercial rights at a later date and others may not include or clearly address the allocation of intellectual property rights. If Calyxt cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from Calyxt’s use of a third-party partner’s materials, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner’s samples, Calyxt may be limited in its ability to capitalize on the full market potential of these inventions. In addition, Calyxt may face claims by third parties that its agreements with employees, contractors, or consultants obligating them to assign intellectual property to it are ineffective or are in conflict with prior or competing contractual obligations of assignment. Litigation may be necessary to resolve an ownership dispute, and if Calyxt is not successful, it may be precluded from using certain intellectual property and associated products and technology, which could have a material adverse effect on its business.
In addition, the research resulting in certain of
Calyxt’s in-licensed patent
rights and technology was funded in part by the United States government. As a result, the United States government has certain rights to such patent rights and technology, which include march-in rights.
When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license
authorizing the government to use the invention or to have others use the invention on its behalf. The government can exercise its march-in rights
if it determines that action is necessary because Calyxt fails to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to United States industry. Any exercise by the government of any of the foregoing rights could have a material adverse effect on Calyxt’s business.
Any infringement, misappropriation, or other violation by Calyxt of intellectual property rights of others may prevent or delay its product development efforts and may prevent or increase the costs of successful commercialization by Calyxt, its customers or its licensees.
Calyxt’s success will depend in part on its ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. Calyxt cannot assure that its business operations, products developed, historically developed agriculture-focused product candidates, and methods and the business operations, products, product candidates and methods of its customers or licensees do not or will not infringe, misappropriate, or otherwise violate the patents or other intellectual property rights of third parties.
The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that Calyxt’s product development activities, products, product candidates or the use of its technologies infringe, misappropriate, or otherwise violate patent claims or other intellectual property rights held by them or that it is employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against Calyxt may require it to pay substantial damages, including treble damages and attorneys’ fees if it or its partners are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if Calyxt is forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if Calyxt was able to obtain a license, it could be non-exclusive, thereby
giving its

competitors access to the same intellectual property rights or technologies licensed to Calyxt. In addition, if any such claim were successfully asserted against Calyxt and it could not obtain a license, Calyxt or its partners may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing its products, product candidates or other infringing technology, or those it develops with its R&D partners.
Even if Calyxt is successful in these proceedings, it may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on the organization. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Calyxt’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Calyxt’s common stock. Such litigation or proceedings could substantially increase Calyxt’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. If Calyxt is unable to avoid infringing the patent rights of others, it may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court, or redesign its products. Patent litigation is costly and time consuming. Calyxt may not have enough resources to bring these actions to a successful conclusion.
Any of these risks coming to fruition could have a material adverse effect on Calyxt’s business, results of operations, financial condition, and prospects.
Calyxt may be unsuccessful in developing, licensing, or acquiring intellectual property that may be required to develop and commercialize its product candidates.
Calyxt’s programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties; the growth of its business may depend in part on its ability to acquire, in-license or
use these intellectual property and proprietary rights. However, Calyxt may be unable to acquire or in-license any
third-party intellectual property or proprietary rights that may be key to development. Even if Calyxt can acquire or in-license such
rights, it may be unable to do so on commercially reasonable terms. The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and several more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that Calyxt may consider attractive or necessary. These established companies may have a competitive advantage over Calyxt due to their size, capital resources and agricultural development and commercialization capabilities.
In connection with his appointment as chair of the Scientific Advisory Board, Dr. Dan Voytas is no longer Calyxt’s Chief Science Officer, a position he held from Calyxt’s founding in January 2010 through February 2021. The consulting agreement with Dr. Voytas, while he served as Chief Science Officer, and the current engagement letter with Dr. Voytas, as chair of the Scientific Advisory Board, each generally obligates Dr. Voytas to assign to Calyxt any intellectual property solely or jointly conceived, developed or reduced to practice by him in the course of the performance of his services to Calyxt. However, Calyxt does not have any rights, including any assignment or right of first refusal rights, to intellectual property conceived, developed, or reduced to practice by Dr. Voytas outside the course of the performance of his services to Calyxt, including in connection with his employment at the University of Minnesota.
In addition, companies that perceive Calyxt to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to Calyxt. Calyxt also may be unable to license or acquire third-party intellectual property and proprietary rights on terms that would allow it to make an appropriate return on its investment or at all. If Calyxt is unable to successfully acquire or in-license rights
to required third-party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights Calyxt has, it may have to cease development of the relevant program, product, or product candidate, which could have a material adverse effect on its business.
Calyxt licenses a portion of its intellectual property from Cellectis S.A. and the University of Minnesota.
Calyxt relies on the intellectual property it licenses from Cellectis S.A. and the University of Minnesota. If it does not comply with obligations under the license agreements, it may be subject to damages, which may be significant, and in some cases Cellectis S.A. and/or the University of Minnesota may have the right to terminate the license agreement. Any termination of Calyxt’s license agreement with Cellectis S.A. or the University of Minnesota could have a material adverse effect on its business and results of operations.
Moreover, any enforcement of the licensed intellectual property could be subject it to challenge by third parties and if any such challenge is successful, such intellectual property could be narrowed in scope or held to be invalid or unenforceable, which could materially impair any competitive advantage afforded to Calyxt by such intellectual property. There can be no assurance that Cellectis S.A. or the University of Minnesota will prosecute and maintain such intellectual property in the best interests of

Calyxt’s business or at all, and, if Cellectis S.A. or the University of Minnesota fails to properly prosecute and maintain such intellectual property, Calyxt could lose rights to such intellectual property, which would materially impair any competitive advantage afforded to it by such intellectual property. For more information regarding Calyxt’s license agreement with Cellectis or the license agreement between Cellectis and the University of Minnesota, please see “Business—Intellectual Property.”
Risks Related to Human Capital
We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.
Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder
and Chief Executive Officer and Dr. David Sourdive, our
co-founder
and Executive Vice President, CMC and Manufacturing. Although we maintain “key person” insurance policies on the lives of our co-founders,
the loss of the services of our
co-founders
or other key executive officers could have a material adverse effect on us.
Our success also will depend upon our ability to attract and retain additional qualified management, regulatory, medical, and technical executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel, or to find suitable replacements upon departures, could have a material adverse effect on our business. We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, failure to succeed in our product candidates’ development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.
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
As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (
Crédit d’Impôt
Recherche
), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2021 include the accrual for a French research tax credit related to 2021 for $7.9 million and research tax credit related to previous periods for $1.2 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (
code général des impôts
) and the relevant official guidelines.
During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. As a result of the audit, the French Tax Authority withheld a portion of the 2017 and 2018 research tax credits payment corresponding to the nature of certain employee costs. The
Tribunal Administratif
of Paris seized by Cellectis, decided the restitution of the amount withheld by the French Tax Authority. The French Tax Authority may appeal such decision. Should the French tax authorities appeal and be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows.
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
Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2022 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).
A
non-U.S.
corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC statutes.

Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for the taxable year ending December 31, 2022 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. The market value of our assets may be determined in large part by reference to our market capitalization (and, therefore, the market price of the ADSs and our ordinary shares, which has fluctuated and is likely to continue to fluctuate, substantially).
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
Based on our determination made on June 30, 2021 (the last business day of our most recently completed second fiscal quarter), we currently qualify as a foreign private issuer. The next determination will be made with respect to us on June 30, 2022.
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
As of June 30, 2021, approximately 54.1% of our securities were held by persons who were not U.S. residents.

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
The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $4.1 and as high as $50.00 through March 3, 2022. The market price of the ADSs may fluctuate significant in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares.
Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.
Our executive officers, directors and current 5% or greater shareholders beneficially own approximately 38.79% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2021. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Our legal name is Cellectis SA and our commercial name is Cellectis. We were incorporated as a société anonyme
, or S.A., under the laws of the French Republic on January 4, 2000 for a period of 99 years. We are registered at the Paris Registre du Commerce et des Sociétés under the number 428 859 052. Our principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France, and our telephone number is +33 1 81 69 16 00. Our agent for service of process in the United States is Cellectis, Inc. located at 430 East 29th Street, New York, New York 10016. We also maintain a website at www.cellectis.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report.
Our capital expenditures and additions to tangible and intangible assets for the years ended December 31, 2019, 2020 and 2021 together amounted to $13.0 million, $46.3 million, and $19.0 million, respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Calyxt’s and Cellectis’ sites and investments in connection with the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2022 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.
For information on the SEC’s website and our website, please refer to “Item 10.H.
Documents on Display
”.
Business Overview
We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class
products in the field of immuno-oncology. Our product candidates, based on gene-edited
T-cells
that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that
CAR-based
immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR
T-cells.
Our gene-editing technologies allow us to create allogeneic CAR
T-cells,
meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR
T-cells
will allow us to develop cost-effective,
off-the-shelf
products that are capable of being cryopreserved, stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature certain safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications. We also own 56.1% (as of February 23, 2022) of Calyxt, which is a plant-based synthetic biology company that leverages its proprietary PlantSpring
™
technology to engineer plant metabolism to produce innovative, high-value plant-based chemistries for use in customers’ materials and products.
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

•	Market access . Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing . Streamlined manufacturing process has the potential to reduce costs, with potentially hundreds of doses per batch;

•	Novel Features . Develop products with specific safety and control properties, through a CAR linked to a “suicide switch—a molecular trigger designed to initiate programmed cell death;

•	Safety. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR), which is responsible for T-cells’ recognition of non-self antigens; and

•	Persistence . Manage rejection and persistence of the UCART product candidate, through the option to inactivate CD52 or beta2-microglobulin (ß2M) genes respectively.
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
Historical Overview – Product Candidates Being Developed Pursuant to Licenses
UCART19
In 2016, Servier commenced two Phase 1 clinical studies for the first version of UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), referred to as the CALM study, and one in pediatric ALL, referred to as the PALL study. We refer in this Annual Report to the CALM and the PALL Studies, collectively as the UCART19 Studies.
The CALM study commenced in the United Kingdom, the United States, France and Japan and the PALL study is commenced in the United Kingdom, Belgium, France, Spain and the United States.
In November 2020, the UCART19 Studies were completed. Servier has informed us that no additional patients are planned for enrollment, but all patients from the UCART19 Studies will continue the long-term follow-up
study as planned. We understand that Servier and its sublicensee, Allogene, are reviewing the development strategy for ALL.
ALLO-501
and ALLO-501A
In January 2019, Allogene announced, in collaboration with Servier, that the FDA approved the Investigational New Drug (IND) for Phase 1 clinical study for
ALLO-501,
in relapsed or refractory
Non-Hodgkin
Lymphoma (NHL), which is referred to as the “ALPHA Study”.
ALLO-501
candidate product is similar to UCART19 and is licensed to Allogene, pursuant to the sublicense from Servier discussed above.
In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-501A, in relapsed or refractory non-Hodgkin
lymphoma (NHL), which is referred to as the “ALPHA2 Study”. ALLO-501A candidate product was created to omit the rituximab recognition domains originally added in
ALLO-501,
allowing for use in a broader patient population, including those NHL patients with recent rituximab exposure.
ALLO-715
In June 2019, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for
ALLO-715,
in relapsed or refractory (r/r) Multiple Myeloma (MM), which is referred to as the “UNIVERSAL Study”.
ALLO-715
is a gene-edited allogeneic CAR
T-cell
product targeting BCMA and is licensed to Allogene pursuant to the Allogene License Agreement.
In December 2020, Allogene announced that the FDA had approved the IND for
ALLO-715
in combination with nirogacestat, a SpringWorks Therapeutics’ investigational gamma secretase inhibitor, in patients with relapsed or refractory MM.
ALLO-605
In April 2021, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for
ALLO-605,
in relapsed or refractory MM, which is referred as to the “IGNITE Study”.
ALLO-605
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
In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s AlloCAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA has removed the clinical hold on all of its AlloCAR T clinical trials.

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
In June 2019, we submitted a new IND application with respect to a proposed Phase 1 study to be conducted in relapsed/refractory Acute Myeloid Leukemia (r/r AML) with a new version of the UCART123 product candidate. In July 2019, the FDA approved the IND and the first patient was dosed in January 2020 at MD Anderson Cancer Center (Houston, Texas). This study, which is referred to as
AMELI-01,
replaces the first clinical study for UCART123 on AML. We refer in this Annual Report to this study as the UCART123 Study or the
AMELI-01
Study.
UCART22
In April 2018, we submitted an IND application with respect to a proposed Phase 1/2 study to be conducted in relapsed or refractory
B-cell
Acute Lymphoblastic Leukemia (r/r
B-ALL).
In May 2018, the FDA approved the IND, and the first patient was dosed in November 2019 at MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCART22 Study or
BALLI-01
Study.
UCARTCS1
In December 2018, we submitted an IND application with respect to a proposed Phase 1 study to be conducted in relapsed / refractory Multiple Myeloma (r/r MM). In January 2019, the FDA approved the IND, and the first patient was dosed in October 2019 at MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCARTCS1 Study or
MELANI-01
Study.
On July 6, 2020, we announced that the
MELANI-01
Study was placed on clinical hold by the FDA. On November 17, 2020, we announced that the FDA had lifted the clinical hold. We worked closely with the FDA to address its inquiries, which included adjustments to the
MELANI-01
clinical protocol to enhance patient safety.
Calyxt
Until July 2017, we fully owned Calyxt, Inc. Calyxt is a plant-based synthetic biology company that leverages its proprietary PlantSpring
™
technology to engineer plant metabolism to produce innovative, high-value plant-based chemistries for use in customers’ materials and products.
As of December 31, 2021, Cellectis owned approximately 61.8% of Calyxt’s common stock. Following Calyxt’s
SEC-registered
securities offering, which closed on February 23, 2022, Cellectis owns 56.1% of Calyxt’s common stock. In connection with Calyxt’s initial public offering, we and Calyxt entered into certain agreements which have been subsequently amended, that provide a framework for our ongoing relationship with Calyxt.
Our Strategy
Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform.
The key elements of our strategy are to:

•	Advance our self-owned allogeneic UCART portfolio of product candidates up to the Biologics License Application (BLA) and commercialize them;

•	Utilize our self-owned manufacturing network to produce commercial-grade UCART products for clinical use, as well as critical raw and starting material of the UCART product candidates;

•	Structure a commercial launch plan for our self-owned product candidates;

•	Continue the research and development of our hematopoietic stem cells (HSC) platform ;

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
The following chart highlights our key product candidates:

1
ALLO-501
and ALLO-501A are exclusively licensed to Servier and under a joint clinical development program between Servier and Allogene. The ALPHA and ALPHA2 studies targets Diffuse Large
B-Cell
Lymphoma (DLBCL) and Follicular Lymphoma (FL) indications, which are subtypes of NHL.

2	Phase 3 may not be required if Phase 2 is registrational.
3
ALLO-715
and
ALLO-605
target BCMA which is a licensed target from Cellectis.
ALLO-715
and
ALLO-605
utilize TALEN
®
gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the BCMA target. Allogene holds global development and commercial rights for this investigational candidate.

4	Allogene sponsored trial in combination with SpringWorks Therapeutics.
5
ALLO-316
targets CD70 which is a licensed target from Cellectis.
ALLO-316
utilize TALEN
®
gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the CD70 target. Allogene holds global development and commercial rights for this investigational candidate.

Targeted Indications
r/r Acute Lymphoblastic Leukemia (ALL)
ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted
incidence rate of ALL in the United States of 1.7

per 100,000 individuals per year based on 2014-2018 cases, with approximately 5,690 new cases and 1,580 deaths estimated in 2021. Based on 2014-2018 SEER case data, the median age at diagnosis for ALL is 17 years with 53.5% of patients diagnosed at younger than 20 years of age. In contrast, 29.6% of cases are diagnosed at 45 years or older and only 13.7% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific
treatment associated side effects.
r/r Acute Myeloid Leukemia (AML)
AML is a form of cancer that is characterized by infiltration of the bone marrow, blood, and other tissues by proliferative, clonal, abnormally and/or poorly differentiated cells of the hematopoietic system called blast cells. These cells interfere with normal hematopoiesis, thus contributing to the bone marrow failure which is the most common underlying cause of death. AML is the most common type of acute leukemia in adults with an age-adjusted
incidence rate in the United States of 4.3 per 100,000 individuals per year based on 2014-2018 cases, with approximately 20,240 new cases and 11,400 deaths estimated in 2021. Although it can occur in children and adults, AML is primarily a disease of the elderly. Based on 2014-2018 SEER case data, the median age at onset is 68 years and only 14.8% of patients are younger than 45 years of age at diagnosis. While complete response rates can be as high as 80% in patients undergoing initial induction cytotoxic chemotherapy, the majority of AML patients will ultimately be diagnosed with relapsed or refractory disease with a poor prognosis. The outcome in older patients who are unable to receive intensive chemotherapy without unacceptable side effects remains dismal, with a median survival of only 5 to 10 months. CD123 is highly expressed on AML leukemic stem cells and blast cells, as well as in other hematologic malignancies, and constitutes an attractive target for AML.
r/r Multiple Myeloma (MM)
MM is a clonal plasma cell malignant neoplasm that is characterized by the proliferation of a single clone of plasma cells producing a monoclonal immunoglobulin. This clone of plasma cells proliferates in the bone marrow and often results in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures. Additional disease-related complications include hypercalcemia, renal insufficiency, anemia, and infections. MM accounts for approximately 10% of hematologic malignant disorders. The annual incidence, age-adjusted
to the US population is 6.77.1 per 100,000, resulting in over 30,770 new patients in the United States in 2018 based on 2014-2018 cases, with approximately 34,920 new cases and 12,410 deaths estimated in 2021. The median age at onset is 69 years, and only 3.33.1% of patients are younger than 45 years of age at diagnosis. Several drugs have been approved over the last few years for the treatment of MM, substantially expanding the number of treatment regimens available for patients in all stages of the disease. In the last decade, survival of MM patients has markedly improved with a median survival of approximately 7 to 10 years but with major variation depending on host factors, stage of the disease, cytogenetic abnormalities, and response to therapy. However, despite this progress, patients with disease refractory to both immunomodulatory drugs (IMiDs) and proteasome inhibitors have a median overall survival (OS) of only 9 to 13 months.
r/r
Non-Hodgkin
Lymphoma (NHL)
NHL is a heterogeneous disease resulting from the malignant transformation of lymphocytes with distinctive morphologic, immunophenotypic, genetic, and clinical features. NHL is more common than the other general type of lymphoma, Hodgkin lymphoma (HL). The past several decades have seen a steady increase in incidence rates of NHL, with overall rates in the United States nearly doubling over the period 1975 to 2008. In 2021, there were 81,560 estimated new cases with 20,720 estimated deaths. In 2015, there were an estimated 686,042 people living with NHL in the United States. Many different subtypes of non-Hodgkin’s
lymphoma exist. The most common NHL subtypes include diffuse large
B-cell
lymphoma (DLBCL) and follicular lymphoma (FL).
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
T-cell
mediated killing,
pro-inflammatory
cytokine production as well as CAR
T-cell
amplification. The current version of UCART123 has, in addition of the suppression of the TCRα gene, the suppression of the CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody, such a alemtuzumab, as part of the preconditioning.
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
T-cell
therapy. The
AMELI-01
Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), and The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania).
As of the date of this Annual Report, we are enrolling patients in the second dose level of the
AMELI-01
Study with a fludarabine cyclophosphamide alemtuzumab (FCA) lymphodepletion regimen.
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
CD22-positive B lineage cells). UCART22 bears a CAR targeting the CD22 antigen, providing specificity for CD22 expressing cells. As with all UCART products, UCART22 lacks the TCR and is intended to be used in an allogeneic context. In addition, UCART22 has undergone the suppression of the CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody, such as alemtuzumab, as part of the preconditioning.

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
T-cell
therapy.
Clinical Findings
In December 2021, we presented preliminary results from the Phase 1
BALLI-01
Study at the American Society of Hematology annual meeting. As of the clinical cut-off
date of October 1, 2021, 12 patients received lymphodepletion; 11 were administered UCART22, of which 6 received UCART22 and a fludarabine cyclophosphamide alemtuzumab lymphodepletion regimen. Enrolled patients were predominantly male [n=7], young (median age 30 [range
20-61]),
and most had recurrent genetic abnormalities including the CRFL2 (cytokine receptor-like factor 2) rearrangement. Additionally, enrolled patients were heavily pretreated with a median of 3 prior lines of therapy [range
2-6].
Three-fourths of patients had received prior blinatumomab, approximately half had received prior inotuzumab, and 3 had received prior CD19 autologous
CAR-T
therapy. The fludarabine cyclophosphamide alemtuzumab lymphodepletion regimen was well tolerated, and most treatment-emergent adverse events (TEAEs) were mild to moderate in intensity and manageable. Importantly, no patients experienced protocol-defined dose limiting toxicities (DLTs), immune effector cell-associated neurotoxicity syndrome (ICANS), nor UCART22-related severe (grade ≥3) TEAEs. Three patients experienced mild to moderate cytokine release syndrome (CRS), and one patient reported grade II GvHD with skin involvement only, that required hospitalization.
Encouraging anti-leukemic activity was observed in two (2/6) patients in the FCA cohorts. Both patients, one at DL2 and one at DL2i, achieved blast reductions to < 5% (0.4% and 0%, respectively) by day 28, accompanied by measurable UCART22 expansion and changes in relevant inflammatory cytokines. Overall, UCART22 after fludarabine cyclophosphamide alemtuzumab lymphodepletion regimen demonstrated promising signs of anti-leukemic activity at DL2 and DL2i, without unexpected or significant treatment-related toxicity. The addition of alemtuzumab to the fludarabine cyclophosphamide lymphodepletion regimen was safe and promoted sustained host
T-cell
suppression and expansion of UCART22.
The
BALLI-01
Study is currently open to patient recruitment at New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), and Hôpital Saint-Louis
AP-HP
(Paris, France). As of the date of this Annual Report, we are enrolling patients in the third dose level of the
BALLI-01
Study with a with a fludarabine cyclophosphamide alemtuzumab lymphodepletion regimen.

UCARTCS1 for MM
UCARTCS1 is an allogeneic engineered
T-cell
product candidate designed for the treatment of CS1 (also known as SLAMF7 or CD319) expressing hematologic malignancies, and is currently being developed for the treatment of relapsed or refractory MM.
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
In May 2021, we presented preliminary translational data from the first group of patients enrolled on the
MELANI-01
study at American Society of Gene and Cell Therapy’s annual meeting. Early preliminary data validates CS1 as a target for allogeneic
CAR-T
cells in multiple myeloma. UCARTCS1 expansion and persistence was observed and correlated with anti-myeloma activity, and changes in serum cytokines.
The
MELANI-01
Study is currently open to patients recruitment at Hackensack University Medical Center (Hackensack, New Jersey), The University of Texas, MD Anderson Cancer Center (Houston, Texas), The regents of the University of California, on behalf of its San Francisco campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota). As of the date of this Annual Report, we are enrolling patients in the first dose level of the
MELANI-01
Study.
UCART20x22 for NHL
UCART20x22 is an allogeneic engineered
T-cell
product candidate targeting CD20 and CD22, both of which are expressed in
B-cell
malignancies, and is currently being developed for the treatment of relapsed or refractory NHL.
Product Features
UCART20x22 is a derivative of UCART22, that includes an additional CAR targeting CD20 to increase breadth of antigen targeting. We believe that targeting both CD20 and CD22 is more likely to prevent tumor escape and is an alternative to approved autologous
CAR-T
products targeting CD19. As all our UCART product candidates, UCART20x22 lacks the TCR and is intended to be used in an allogeneic context. In addition, UCART20x22 has the suppression of CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody, such as alemtuzumab, as part of the preconditioning.

Pre-clinical
Findings
Preclinical data show that UCART20x22 is able to kill tumor cells bearing CD20 even in the absence of CD22 antigen. UCART20x22 is currently in the preclinical phase of development.
Self-owned UCART programs for solid tumors
We are currently applying our UCART platform to develop
CAR-T
candidates targeting solid tumors. Our self-owned UCART programs for solid tumors is currently in the preclinical phase of development.
UCARTMESO
UCARTMESO is an allogeneic CAR
T-cell
product candidate targeting Mesothelin.
In November 2021, we presented the first preclinical data on UCARTMESO at the annual meeting of the Society for Immunotherapy of Cancer (SITC). The poster presentation highlighted Mesothelin as a compelling target for
CAR-T
cell therapy for solid tumors because it is highly and consistently expressed in mesothelioma and pancreatic cancers. It is also over-expressed in subsets of other solid tumors (for example, ovarian cancer, non-small
cell lung cancer, gastric cancer, triple-negative breast cancer) while modestly expressed in healthy cells, indicating that targeting mesothelin may be an effective therapeutic approach. Our UCARTMESO product candidate is composed of allogeneic non-alloreactive
T cells edited with TALEN-encoding mRNAs to disrupt TRAC, CD52 and TGFBR2 genes, and transduced ex vivo with a recombinant lentiviral vector to express a second-generation CAR targeting Mesothelin. It is the first TALEN-induced triple knock out (KO) product candidate in the allogeneic
CAR-T
space. The preclinical data demonstrated potent activity of UCARTMESO in vitro and in vivo against MSLN-expressing cell lines, and in vivo activity in pancreatic and pleural mesothelioma mouse models. Due to the TGFBR2 KO, UCARTMESO was shown to restore IL2RA upregulation upon in vitro activation, even in media rich in TGFB1, which contributes to the immune suppressive microenvironment in tumors.
UCARTFAP
UCARTFAP is an allogeneic
CAR-T
cell targeting Cancer Associated Fibroblasts (CAFs) in the tumor microenvironment. CAFs secrete a number of factors amounting to physical and chemical barriers preventing
T-cell
activity; reducing the amount of CAFs, will, in turn reduce the immunosuppressive signals emitted from the tumor and potentially convert “cold” tumors into “hot” tumors that can then be targeted with checkpoint inhibitor therapy. By targeting the cancer-associated fibroblasts, Cellectis aims to erode the physical barrier encasing the tumor microenvironment that prevents
T-cell
(and CAR
T-cell)
infiltration into the tumor. The TCR is knocked out to prevent GVHD and beta-2
microglobulin is knocked out to provide resistance to the patient’s own
T-cells.
UCARTMUC1
UCARMUC1 is an allogeneic CAR
T-cell
targeting Mucin 1 for triple negative breast cancer and a variety of epithelial cancers. As other solid tumor targets can raise significant safety concerns due to off-tumor
expression, MUC1 is of high interest as its expression in normal epithelium is restricted to apical membranes. Additionally, its heavy glycosylation in normal tissue renders MUC1 undetectable by Cellectis’ MUC1 CAR that only recognizes hypoglycosylated MUC1 present in cancer cells. UCARTMUC1 incorporates three TALEN knockouts (TCR, B2M, and
PD-1)
with two
knock-ins
(IL-12
and
HLA-E).
In lieu of the deleted
beta-2
microglobulin gene (part of the
MHC-1
complex), Cellectis has inserted the
HLA-E
gene to minimize immune detection of the cells by NK cells, thus increasing CART persistence. In lieu of the
PD-1
gene, Cellectis has inserted the
IL-12
gene to enhance tumor cell killing and attract other
pro-inflammatory
cells when induced by the MUC1 CAR binding tumor cells. Preclinical data indicates that UCARTMUC1 shows strong intratumoral expansion translating into promising preclinical anti-tumor activity in vivo.

Programs Under Strategic Licensing Agreements
In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s AlloCAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA has removed the clinical hold on all of its AlloCAR T clinical trials. Investigations concluded that the chromosomal abnormality was unrelated to TALEN gene editing or Allogene’s manufacturing process and had no clinical significance. The abnormality was not detected in any manufactured AlloCAR T product or in any other patient treated with the same ALLO-501A lot. The abnormality occurred in the patient after the cell product was administered. It involved regions of the
T-cell
receptor and immunoglobulin genes known to undergo rearrangement as part of the
T-cell
or
B-cell
maturation process.
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
Clinical Development Status
In 2016, Servier commenced the UCART19 Studies – a Phase 1 clinical study in pediatric ALL, the PALL study, and a Phase 1 clinical study in adult patients with ALL, the CALM study.
The UCART19 Phase 1 Studies were completed in 2020. Allogene has reported that all patients from both studies are continuing the long-term follow-up
as planned. . We understand that Servier and its sublicensee, Allogene, are reviewing the development strategy for ALL.
Clinical Findings
In December 2020, Servier published, in the
Lancet
journal, pooled results of the UCART19 Studies. Between June 2016 and October 2018, seven children and 14 adults were enrolled in the two studies and received UCART19. Cytokine release syndrome, or CRS, was the most common adverse event and was observed in 19 patients (91%); three (14%) of whom had grade 3 or 4 CRS. Other adverse events were grade 1 or 2 neurotoxicity in eight patients (38%), grade 1 acute skin graft-versus-host disease, or GvHD, in two patients (10%), and grade 4 prolonged cytopenia in six patients (32%). Two treatment-related deaths occurred; one caused by neutropenic sepsis in a patient with concurrent CRS and one from pulmonary hemorrhage in a patient with persistent cytopenia. 14 (67%) of 21 patients had a complete response (CR) or complete response with incomplete (Cri) hematological recovery 28 days after infusion.
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
ALLO-647
(an anti-CD52 monoclonal antibody). Allogene completed accrual in the ALPHA trial in 2021 and is following patients as part of long-term follow-up.
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
Clinical Findings
In December 2021, Allogene, in collaboration with Servier, reported Phase 1 data on
ALLO-501
and ALLO-501A r/r NHL at the annual meeting of the American Society of Hematology. As of the October 18, 2021 data cutoff, 50 patients were enrolled in the ALPHA study, of whom 49 were evaluable for safety and 40 were evaluable for efficacy, and 29 patients were enrolled in the ALPHA2 study, of whom 28 were evaluable for safety and 25 were evaluable for efficacy.
ALLO-501
and ALLO-501A therapy was associated with consistent and manageable safety with no DLTs or GvHD; low rates of Grade 3 ICANs and CRS. No relapses were observed in Large B Cell Lymphoma (LBCL) CAR T naïve patients who achieved a CR at six months. The longest CRs at this time was 18+ months with
ALLO-501
and 15+ months with ALLO-501A. Patients received lymphodepletion containing fludarabine, cyclophosphamide and
ALLO-647
(an anti-CD52 antibody) followed by escalating doses of
ALLO-501
or ALLO-501A. In consolidation, patients with stable disease or better at Day 28 received a chemotherapy-free lymphodepletion
(ALLO-647
only) and AlloCAR T cell infusion. The trials explored two consolidation cohorts. Consolidation 1 used the standard cyclophosphamide dosing. Second consolidation explored a higher cyclophosphamide dose. The consolidation regimen was well tolerated with low rate of adverse events, yielded a 44% CR with ongoing CRs at 9 months, and consolidation produced an 88% Overall Response Rate (ORR) and 75% CR rate in Follicular Lymphoma. Key Advantage of allogeneic delivery was established with >97% of patients treated with a median time from enrollment to initiation of treatment of five days for
ALLO-501
and two days for ALLO-501A.
ALLO-715,
for MM
ALLO-715,
which we exclusively license to Allogene pursuant to the Allogene License Agreement, is an allogeneic engineered CAR
T-cell
product targeting BCMA.

Development Status
In June 2019, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for
ALLO-715,
in relapsed or refractory (r/r) multiple myeloma (MM), which is referred as to the “UNIVERSAL Study”. The UNIVERSAL Study is an open-label, Phase 1, single arm, multicenter clinical trial evaluating the safety and tolerability of
ALLO-715
in adult patients with r/r MM. The trial is a dose-escalation study for
ALLO-715
that evaluated four dose levels. Prior to
ALLO-715
treatment, patients undergo lymphodepletion with one of two lymphodepletion regimens: FCA (the primary focus of enrollment) – a regimen of fludarabine, cyclophosphamide and
ALLO-647;
or CA – a regimen of cyclophosphamide and
ALLO-647.
In December 2020, Allogene announced that the FDA had approved the IND for
ALLO-715
in combination with nirogacestat (a SpringWorks Therapeutics’ investigational gamma secretase inhibitor) in patients with r/r MM. Allogene has dosed an initial cohort of patients that it is following prior to enrolling further patients.
Clinical Findings
In December 2021, Allogene reported results from Phase 1 UNIVERSAL Study at the American Society of Hematology Annual Meeting (ASH). The data focused on dose level 3 and FCA lymphodepletion. As of the October 14, 2021 data cutoff, 48 patients were enrolled, 43 of whom were evaluable for safety and efficacy. Data demonstrate responses similar to approved autologous CAR T therapy.
ALLO-715
was well tolerated with no GvHD and manageable safety. The ORR with FCA lymphodepletion regimen was 71%, 46% achieved a Very Good Partial Response or Better (VGPR+) including 25% CR or Stringent Complete Response, 92% of Patients with VGPR+ were Minimal Residual Disease (MRD) Negative. The median duration of response was 8.3 months.
ALLO-605,
for MM
ALLO-605,
which we exclusively license to Allogene pursuant to the Allogene License Agreement, is an allogeneic engineered CAR
T-cell
product targeting BCMA.
ALLO-605
utilizes Allogene’s TurboCAR
™
Technology.
Development Status
In April 2021, Allogene announced that the FDA has approved the IND for
ALLO-605,
in patients with relapsed or refractory MM.
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
.HEAL the hematopoietic stem and progenitor cells platform for genetic diseases
We are developing a gene editing platform that leverages the power of TALEN technology, to allow highly efficient gene inactivation, insertion and correction in hematopoietic stem and progenitor cells (HSPCs). We used this platform to develop programs in sickle cell disease (SCD), lysosomal storage disease (LSD) and primary immunodeficiencies.

TalGlobin
TalGlobin is developed with TALEN technology intended to induce a double DNA strand break at the HBB gene causing SCD, and AAV particles containing a DNA repair template designed to correct the faulty HBB gene via endogenous homology directed repair (HDR).
In December 2021, we presented initial
pre-clinical
data from TalGlobin at the American Society of Hematology Annual Meeting. Initial
pre-clinical
data from TALGlobin show that TALEN is specific and efficient in correcting the mutated beta-globin gene, the underlying cause of SCD. The data also demonstrate that TALEN-based engineering could be used to correct the beta-globin gene mutation in HbSS patient-derived hematopoietic stem and progenitor cells. The data show up to 70% of HBB allelic correction, with only 9% of HBB biallelic inactivation and a low level of TALEN off-target
cleavage. Genetic correction of HBB translates into high level of hemoglobin A expression (up to 47% HbA detected among total hemoglobin) and reversion of the sickling phenotype in differentiated red blood cells. Preclinical data show the capacity of TALGlobin01 edited cells to engraft in vivo using an immunodeficient mouse model. Collectively, the preclinical data demonstrate in the mouse model the efficiency and safety of TALEN treatment in SCD patient-derived hematopoietic stem and progenitor cells.
ArtEx
We have also developed an artificial exon (ArtEx) strategy to introduce a corrected gene copy coding for a relevant LSD enzyme into the intronic region of a gene expressed in myeloid cells. This approach would avoid the potential collateral effect of knocking out the endogenous gene without a correct replacement. This editing strategy could open new avenues for the treatment of LSDs, as it would allow to address the systemic lack of lysosomal enzyme activity, including in the brain, and could be used to produce virtually any defective LSD enzyme. It represents a new platform, in which a single well characterized TALEN could be used to treat different LSDs.
RAG1
We are collaborating with Pr. Toni Cathomen (University of Freiburg, Germany) to use TALEN in hematopoietic stem cells in order to develop treatment for RAG1 severe combined immunodeficiency (SCID). RAG1 is an essential enzyme temporarily expressed in the early development of T and B cells, making traditional gene therapy approaches challenging in terms of spatio-temporal control. We used TALEN to insert a corrected copy of the gene into the intron 1 of the endogenous RAG1 making the transgene expression under the regulation of the RAG1 endogenous promoter. Successful insertion was observed in approximately 30% of short-term progenitor cells and more importantly in approximately 20% of long-term progenitor cells. Corrected cells highly expressed RAG1 and the lineage differentiation of the CD34+ cells was not affected.
STAT3
Also in collaboration with Pr. Toni Cathomen (University of Freiburg, Germany), we have developed a strategy applicable in HSCs and
T-cells,
in which a wild type cDNA sequence containing exon 9 to 24 is inserted into an intronic sequence of the STAT3 gene to restore its functionality. STAT3 is a signal transduction molecule that governs the cytokine response to extracellular signals. Mutation of STAT3 leads to Hyper IgE
Syndrome
. The expression level of STAT3 needs to be tightly regulated as two isoforms, STAT3α and STAT3ß, that play oncogenic and tumor-suppressing roles, respectively, need to be expressed in a certain ratio. This makes traditional gene therapy approaches very challenging. By using TALEN, gene insertion was able to achieved in proof-of-concept
experiments. Importantly, the STAT3α : STAT3ß isoform expression ratio was maintained, which is a key step to restore function of STAT3 in patients.
In October 2021, Pr. Toni Cathomen presented encouraging
pre-clinical
data that supports further evaluation of the .HEAL platform at the European Society of Gene and Cell Therapy (ESGCT) annual meeting. The presentations highlighted genome editing approach based on TALEN for our two product candidates targeting primary immunodeficiencies: RAG1 for Severe Combined Immunodeficiency (SCID) and STAT3 for Hyper IgE syndrome.
Using TALEN technology and the .HEAL platform, Pr. Cathomen engineered HSCs with a corrected copy of RAG1 that replaced the existing, mutated copy of RAG1. The precise replacement of the mutated gene enabled the corrected RAG1 gene to be expressed at its natural timing and stage of cell development. 30% of gene correction was achieved within the long-term HSC population. For STAT3, data highlighted a strategy applicable in HSCs and
T-cells
to insert a corrected version of the STAT3 gene into the patient’s genome to restore its functionality.
In
T-cells
isolated from patients, 60% integration was achieved. More importantly, the α/ß isoforms ratio was restored.
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
The Allogene License Agreement provides for development and sales milestone payments by Allogene in a per target aggregate amount of up to $185.0 million, with aggregate potential development and sales milestone payments across all targets totaling up to $2.8 billion. In connection with (i) the dosing of the first patient in its UNIVERSAL Study for
ALLO-715,
Allogene made a milestone payment of $5.0 million, (ii) the dosing of the first patient in its IGNITE Study for
ALLO-605,
Allogene made a milestone payment of $5.0 million, and (iii) the dosing of the first patient in its TRAVERSE Study for
ALLO-316,
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
In addition to an upfront payment of €25 million made by Servier following the execution of the amendment, the Servier License Agreement provides for aggregate additional payments of up to $410 million (€370 million), comprising payments for certain specified development and commercial milestones. We are also eligible to receive flat low double-digit royalties based on annual net sales of commercialized products. We are also entitled to a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.
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
Research Collaboration and Exclusive License Agreement with Iovance Biotherapeutics
On December 30, 2019, we entered into a research collaboration and exclusive worldwide license agreement with Iovance Biotherapeutics. Iovance licensed our TALEN technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. The worldwide exclusive license enables Iovance to use TALEN
®
technology to address multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of this license include development, regulatory and sales milestone payments to us, as well as royalty payments based on net sales of TALEN-modified TIL products.

Collaboration and License with Cytovia Therapeutics
On February 12, 2021, we entered into a research collaboration and non-exclusive
license agreement with Cytovia Therapeutics, Inc., or Cytovia to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and
CAR-NK
cells edited with our TALEN (the “Cytovia Agreement”).
Pursuant to the Cytovia Agreement, as expanded in November 2021 to include a new CAR target and development in China by Cytovia’s joint venture entity, CytoLynx Thereapeutics, Cellectis is eligible to receive an upfront cash payment or equity stake in Cytovia of $20 million, if certain conditions (the “Cytovia Conditions”) were met by December 31, 2021, as well as aggregate additional payments of up to $805 million of development, regulatory and sales milestones from Cytovia. Cellectis is also eligible to receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia. Cellectis also received an option to participate in certain future financing rounds by Cytovia.
Cellectis is currently in discussions with Cytovia to grant a waiver and to extend the deadline for the Cytovia Conditions, which had not yet been achieved as of December 31, 2021.
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
off-the-shelf
products with the following benefits:

•	Market access . Enable products to be shipped globally, thereby reducing deployment obstacles and providing accessibility to a broad patient population;

•	Cost-effectiveness and Scalable Manufacturing . Streamlined manufacturing process has the potential to reduce costs, with potentially hundreds of doses per batch;

•	Novel Features . Develop products with specific safety and control properties, through a CAR linked to a “suicide switch” a molecular trigger designed to initiate programmed cell death;

•	Safety. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR), which is responsible for T-cells’ recognition of non-self antigens;

•	Persistence . Manage rejection and persistence of the UCART product candidate, through the option to inactivate CD52 or beta2-microglobulin (ß2M) genes respectively.
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

We believe the key benefits of TALEN technology are:

•	Precision . It is possible to design a TALEN that will cleave at any selected region in any gene, giving us the ability to achieve the desired genetic outcome with any gene in any living species.

•
Specificity and Selectivity
. TALEN may be designed to limit its DNA cleavage to the desired sequence and to reduce the risk of cutting elsewhere in the genome. This parameter is essential, especially for therapeutic applications, because unwanted genomic modifications potentially could lead to harmful effects for the patient. In addition, gene editing requires only a transient presence of TALEN, thus preserving the integrity and functionality of the
T-cell’s
genome.

•
Efficiency
. A large percentage of cells treated by the nuclease bear the desired genomic modification after treatment is completed. In our routine gene-editing processes, around 70% of the
T-cells
treated by TALEN to inactivate one gene bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited
T-cells.

The following diagram shows the various gene editing mechanisms enabled by TALEN:

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
We also capitalized on our expertise with TALEN technology to develop new gene editing approaches, such as base-editors techonlogy.
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
Gene Editing to Inactivate Genes, such as the TCR
α
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
plants
In order to enhance our manufacturing autonomy, we have established two manufacturing facilities. First, in Raleigh, North Carolina, USA, we have constructed an ~80,000 sq. ft.
in-house
manufacturing facility, which will be dedicated to the production of clinical and commercial UCART products. The Raleigh facility commenced production of UCART product candidates in 2021. Second, in Paris, France, we have constructed an ~14,000 sq. ft.
in-house
manufacturing facility, which is dedicated to the production of certain raw and starting material for clinical supply, with the potential to supply commercial raw and starting materials. The Paris facility commenced production of raw and starting materials in 2020. We expect to continue to use certain third-parties manufacturers to complement Cellectis’ internal manufacturing facilities.
Raw Materials
We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, medium, serum, buffers —that are necessary to produce our product candidates. We source these raw and starting materials through service agreements or supply agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, with the completion of our manufacturing facility project in Paris, we expect to become independent for the supply of most of the critical raw and starting materials.

Applications of Calyxt’s PlantSpring Technology Platform and the Calyxt BioFactory
Calyxt was incorporated in the State of Delaware in the United States in 2010. Before its initial public offering, which closed on July 25, 2017, Calyxt was a wholly-owned subsidiary of ours. As of December 31, 2021, we owned approximately 61.8% of Calyxt’s outstanding common stock. Following the closing of Calyxt’s
SEC-registered
securities offering, which closed on February 23, 2022, we owned approximately 56.1% of Calyxt’s outstanding common stock.
Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”.
Calyxt is a plant-based synthetic biology company that leverages its proprietary PlantSpring
™
technology platform to engineer plant metabolism to produce innovative, high-value plant-based chemistries for use in customers’ materials and products. As plant-based solutions, Calyxt’s synthetic biology products can be used in helping customers meet their sustainability targets and financial goals. Calyxt is focused on developing these synthetic biology solutions for customers in large and differentiated end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries, which are Calyxt’s initial target markets.
Calyxt will produce its plant-based chemistries in its proprietary BioFactoryTM production system. This strategic initiative was announced in October 2021. In the context of Calyxt’s PlantSpring technology platform and BioFactory production system, the term “sustainable”, as used in this Annual Report, refers to the plant-based chemistry production methods that use plant biomass as a raw material and are therefore renewable and do not completely use up or destroy natural resources.
Calyxt also
out-licenses
elements of the PlantSpring technology platform, has historically developed seed-trait product candidates for the traditional agriculture market and may selectively develop products for customers in traditional agriculture. For example, in the third quarter of 2021, Calyxt announced it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing oil that would serve as a commercial alternative to palm oil.
Calyxt was previously focused on the development of traits for traditional agriculture that it planned to commercialize using either a vertically integrated or licensing business model. Calyxt’s first commercial product, a high oleic soybean, was launched in this manner in the first quarter of 2019. In August 2020, Calyxt announced it was winding down the vertically integrated soybean product line. The wind-down of this product line was completed in late 2021 with the final sales of soybean grain to a large soybean processor. Calyxt’s second product, an improved digestibility alfalfa, was developed with and licensed to S&W Seed Company (S&W). S&W is pursuing regulatory clearance for their product candidate and is targeting commercialization in 2022 at which time Calyxt expects to begin to receive royalty payments. Calyxt intends to use this licensing strategy for other historically developed, traditional agriculture seed-trait product candidates.
Calyxt has historically operated in a single segment primarily within the United States and its assets are located within the United States.
Prior to its initial public offering (IPO) on July 25, 2017, Calyxt was a wholly owned subsidiary of Cellectis S.A. (Cellectis). As of December 31, 2021, Cellectis owned 61.8 percent of Calyxt’s issued and outstanding common stock. Cellectis has certain contractual rights as well as rights pursuant to Calyxt’s certificate of incorporation and bylaws, in each case, for so long as it maintains threshold beneficial ownership levels in Calyxt’s shares.
The PlantSpring Technology Platform, AIML Capabilities, and Calyxt’s Development Process
The PlantSpring technology platform is founded on Calyxt’s more than a decade of experience engineering plant metabolism and incorporates its scientific knowledge, its proprietary systems, tools and technologies, and an expanding set of artificial intelligence and machine learning (AIML) capabilities. Through the PlantSpring platform, Calyxt seeks to unleash the natural capabilities of plants—the original biological systems—and make available commercial innovations that produce unique plant-based chemistries from plant species, including rare or undomesticated species, in a manner that Calyxt believes is more robust and sustainable than other methods of production.
Plants naturally produce many chemistries that may be valuable inputs for end products. Of the approximately 170,000 known and classified compounds derived from plants, bacteria, and fungi, approximately 78 percent are derived from plants. Moreover, some estimates suggest that there may be up to one million additional chemical compounds yet to be discovered.

However, the yield of plant-based chemistries that occurs naturally may be insufficient for commercialization using traditional production methods, the plant that produces the chemistry may be scarce in nature or difficult to harvest, or there may be a socioeconomic concern with the harvest of the plant producing the chemistry. Additionally, the quality or quantity of a natural plant chemistry may be inconsistent, varying considerably over each variety, harvest, or field, and can be impacted by different contaminants in the soil where grown.
In PlantSpring, Calyxt identifies metabolic pathways to produce plant-based chemistries, designs strategies to reprogram host cells, engineers plant cell metabolism to optimally produce targeted compounds, and produces those targeted compounds at laboratory scale.
Calyxt has implemented AIML capabilities for the identification of targets for editing specific genetic pathways and continues to develop AIML capabilities across the PlantSpring platform, which will enable learning and adaptation of knowledge gained from past activity and are expected to be combined with predictive analytics to rapidly prototype and provide feedback, accelerate the time to complete the development cycle and help mitigate the risk associated with commercial scale-up.
Calyxt expects to leverage its deep scientific experience and vast amounts of data that it has accumulated over its history, including a large proprietary database of genomic information across numerous plant species, in its future AIML development efforts.
Calyxt uses an efficient development process to deliver innovation through PlantSpring platform, leveraging its extensive knowledge of plants and their metabolism when developing a plant-based chemistry. Calyxt’s synthetic biology product development process is comprised of three primary stages: Design, Engineer, and Verify, and activities within each stage are as follows:

•
Design – identify metabolic pathways to produce the target compound and the genes controlling these pathways, develop strategies for the optimized expression of the target genes, and design the technical approach to achieve the production of the targeted compound. A metabolic pathway is a linked series of chemical reactions occurring within a cell. The reactants, products, and intermediates of an enzymatic reaction are known as metabolites, which are modified by a sequence of chemical reactions catalyzed by enzymes.

•	Engineer – direct changes in the plant cells using one or more genetic transformation and plant tissue culture techniques, and enhancements of genes in that plant species.

•
Verify – use a combination of analytical tools to verify the compound produced against the customer’s specifications. The analytical tools used include natural product chemistry, metabolomics, genomics, gene expression tools, and other analytics.

Calyxt has used this development process to successfully produce proof-of-concept compounds at laboratory scale—ovalbumin, a plant-based protein, and betanin, a red colorant typically derived from beets.
The development process also uses an iterative learning mechanism through which accumulated knowledge is leveraged. As Calyxt expands and develops its AIML capabilities, it intends to utilize them throughout the PlantSpring development cycle. The typical timeline to complete the Design-Engineer-Verify process is currently estimated at twelve months, at which point the verified chemistry would advance to pilot production. Calyxt is in the process of implementing AIML more broadly to assist in the identification of pathways and targets, and in scaling production beyond the laboratory. Calyxt has a near term focus of expanding current AIML capabilities in the Design and Engineer phases of development and expanding AIML capabilities toward optimizing pilot production, reducing production variables and designing critical steps in the scale-up
process. With the expansion and further deployment of its AIML capabilities and systematic learning as additional compounds move through the development process, Calyxt expects this development cycle time may be accelerated. Additional development time is required to achieve commercial scale for compounds to be produced in the BioFactory production system, as discussed below.
As Calyxt incorporates AIML techniques further into its development process it has the aim of accelerating development cycles and reducing development costs, improving and influencing its rapid prototyping capabilities, and discovering new pathways or new plant-derived compounds for future commercialization efforts. As a result, Calyxt believes it will be able to develop compounds in plants for customers at faster speeds than its competitors in the synthetic biology industry.
Commercialization Strategies
Calyxt intends to commercialize its PlantSpring technology platform using three strategies: (i) the development and sale of high-value synthetic biology products from Calyxt’s proprietary BioFactory production system, (ii) the licensing of elements of the PlantSpring technology platform and historically developed, traditional agriculture seed-trait product candidates, and (iii) selective product development for customers in traditional agriculture. Calyxt’s current focus is on development of synthetic biology products for its customers using its BioFactory production system.

The BioFactory Production System
The BioFactory is a bioreactor-based production system that is designed to be capable of continuous production of plant-based chemistries. The bioreactor can be of any size depending upon factors including yield and titer necessary to reach the required commercial scale. For production, multicellular Plant Cell MatrixTM (PCM
™
) structures are placed inside the bioreactor, and growth media bathes the PCM structures to provide them with nutrition, which differentiates Calyxt’s process from other methods that require complete submersion of cells in growth media. A PCM structure is a living system of various cell types, which is designed to emulate the intercellular metabolism of an entire plant, that grows over time and produces and stores, or excretes, the target chemistries. The growth media is the feedstock of the BioFactory production system and contains the essential inputs to support growth of the PCM structures and necessary chemistry production. The growth media is expected to be reused throughout the production cycle, which may run for an extended time period. To scale production in the BioFactory productions system, Calyxt expects to move the PCM structures from its current bioreactor into larger capacity bioreactors or groups of bioreactors.
Calyxt began running
lab-scale
bioreactors in early 2021. Calyxt’s first pilot-scale bioreactor became operational in December 2021 and is scalable up to 200 liters. The pilot stage of development takes a compound developed with the PlantSpring platform through to commercial production. Depending on the compound to be produced, there may be a range of vessel sizes between the initial pilot facility and the commercial production facility. Calyxt’s current plan is to engage third parties, referred to as infrastructure partners, for at-scale
commercial production. Infrastructure partners are likely to be companies with processing assets that can be converted from current production to Calyxt’s bioreactor-based approach. If an infrastructure partner is used for production, Calyxt expects to pay a fee for that production. Because of the expected modular nature of the BioFactory production system and the types of high value compounds Calyxt expects to develop for customers, it is also possible that commercial production could also occur in a customer’s in-house
facility. Calyxt expects to expand the scope of its pilot facilities based on customer demand, and the scope of production could extend, subject to regulatory and other considerations, outside the United States.
Calyxt believes the typical development time from initiation of the pilot stage of development through to commercialization is 24 months with the customer addressing formulation and regulatory matters. Some industries, such as pharmaceuticals, are expected to have a longer path to regulatory clearance. In combination with the Design-Engineer-Verify stages of the development process, the timeline to achieve commercial availability is currently estimated at approximately 36 months, subject to potential regulatory extensions for certain industries. As Calyxt broadens, develops and deploys its AIML capabilities across the development process, Calyxt anticipates that this timeline can be accelerated for future development efforts.
In parallel with developing additional AIML capabilities across the PlantSpring platform, Calyxt is developing its AIML capabilities to increase the efficiency and productivity of the BioFactory system. Synthesizing plant-based chemistry in the BioFactory system at scale involves optimizing a large number of parameters. AIML approaches to planning, designing, executing, and analyzing BioFactory production runs are expected to enable Calyxt to tune the operation of the BioFactory system through prediction and refinement of the optimal operating points for each targeted compound. The enormous amount of data produced by the BioFactory system will be augmented with synthetic experiments generated from Calyxt’s process models that are expected to enable it to explore and model many more combinations of control settings than can be achieved in the absence of AIML.
Based on the customer demand-driven approach to product development that Calyxt is expecting to employ, it anticipates that the compounds it produces in the BioFactory system will be primarily replacements or enhancements of plant-based chemistries that are hard to source, either because they are scarce in nature or difficult to harvest, or where there may be a socioeconomic concern with the harvest of the plant producing the chemistry. Calyxt may also selectively explore the development of high-value and novel plant-based chemistries without a partner and may opt to bring these to market using its own resources.
Calyxt also believes the BioFactory system has the potential to be a highly sustainable synthetic biology production system because of production methodology, which relies upon a limited quantity of media and nutrients in a continuous flow system that operates for long periods of time, potentially more than one year, in an operating cycle. The BioFactory system involves fewer of the sustainability challenges associated with other traditional plant-based indoor and outdoor production systems, including excess heating, cooling, fertilizer and pesticide uses, and because the BioFactory does not use fermentation, there is no
off-gassing,
the media can be recycled, and only depleted components are replaced resulting in lower waste levels. This production method is expected to align well with customers’ goals of replacing existing compounds that may be scarce in nature, have an unstable supply chain, cannot be produced through fermentation or other similar methods, or are currently produced in a non-sustainable
process, with high-value, sustainable, plant-based synthetic biology compounds.
As a result, Calyxt believes that in combination its PlantSpring technology platform and its BioFactory production system are capable of unlocking the power of plants to produce high value and complex plant-based chemistries that are finite, that are difficult to source sustainably, and that may not be able to be produced through other production systems, or that cannot be produced as efficiently in single cell plant culture systems.
Calyxt’s
go-to-market
strategy for BioFactory-produced compounds is expected to be customer demand-driven. The strategy encompasses customer needs, Calyxt’s development and production capabilities, and seeks to drive financial returns throughout the product’s lifecycle. Calyxt has developed a set of criteria it employs to evaluate customer-driven opportunities and ensure focus for its development efforts. Those criteria include the nature of the customers’ need, the capabilities of the BioFactory system, the estimated size of the customers’ demand for targeted compound, the customers’ anticipated speed of adoption, and potential financial returns.
Calyxt currently targets having two to four plant-based chemistries in its development process by the end of 2022.
From a financial standpoint, Calyxt anticipates that its customers may fund the development of their compounds, and once at-scale
production is achieved, the customers are expected to purchase their compounds from Calyxt pursuant to supply agreements. Calyxt also anticipates that customers will be responsible for any regulatory activities associated with development of their commissioned compounds.
Technology Licensing & Product Development for Agriculture
In addition to the core demand-driven synthetic biology solutions to be executed through the PlantSpring platform and the BioFactory system, Calyxt maintains the capability to implement broad technology licensing arrangements and to selectively develop agricultural products. Calyxt may pursue commercial opportunities for the licensing of elements of the PlantSpring technology platform as well as historically developed, traditional agriculture seed-trait product candidates.
With respect to licensing opportunities for select elements of the PlantSpring technology platform, the opportunities span Calyxt’s intellectual property portfolio built for more than a decade as a leading plant-based biotechnology company, including multiple gene editing platforms, plant breeding, and other capabilities. Calyxt’s PlantSpring technology platform has been utilized to drive industry-leading modernization of the hemp species, including improved characteristics for protein and oil production and use in advanced materials. Hemp can also contribute to enhancing a wide variety of materials, including strengthening plastics, reducing petroleum-based content, and providing greater strength and longevity compared to other plant-based fabrics like linen or cotton. Calyxt has successfully transformed the hemp genome and also has produced “pollen-proof” (seedless) hemp with its triploid breeding technology. Combined, Calyxt’s hemp advancements offer significant potential advantages in innovation, crop management, and harvest yield.
Additional technology-licensing activity may also continue in connection with the licensing of historically developed, traditional agriculture seed-trait product candidates, including soybeans with improved fatty-acid profiles; an improved digestibility alfalfa, which has been licensed for commercialization to S&W; wheat with a higher fiber content than traditionally bred varieties, and its second generation soybean product, which has an improved fatty acid profile compared to commodity soybeans and Calyxt’s initial soybean product launched in 2019. Among Calyxt’s other development successes are a soybean with improved flavor to help enable wider adoption for plant-based protein applications and controlling the production of storage sugars in potatoes to improve fry quality and reduce acrylamide. While Calyxt will pursue licensing opportunities for these product candidates, it expects there will be limited investment in further development until licensee customers are identified.
Calyxt may also continue to opportunistically develop seed-trait product candidates for customers focused on traditional outdoor agriculture market. For example, in the third quarter of 2021, Calyxt announced that it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing an oil that would serve as a commercial alternative to palm oil.

To manage prioritization of resources and to drive returns on its investment, Calyxt has developed a set of criteria by which all agricultural seed trait licensing and seed trait development opportunities are evaluated, which include the size of the overall opportunity, the nature of the product to be developed, and the amount of cash it expects to receive both up front and over time.
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
Since 2012, we have filed about 55 new patent applications families related to the CAR
T-cell
technology. Included in this patent portfolio are patent applications relating to manufacturing allogeneic immune cells and to CAR design, including multi-subunit CARs and conditional expression CARs. In addition, we have filed a number of patent applications related to new TALEN structures and alternatives to the TALEN structure.
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
Current Intellectual Property Portfolio
As a result of the licensing opportunities described below and our continuing research and development efforts, our intellectual property estate now contains patent applications that cover our products, including claims that cover:

•	methods central to genome engineering and gene editing of blood cells, including gene targeting, replacement, insertions and/or knock-out by using TALE-nucleases;

•	the main products we use in the manufacturing process, including nucleases;

•	manufacturing steps, including cell electroporation, transformation and genetic modifications;

•	resulting engineered cells;

•	single-chain and multi-subunit CARs expressed at the surface of T-cells;

•	specific gene inactivation and “suicide switch” gene expression;

•	allogeneic and autologous treatment strategies using our T-cell products; and

•	plant traits and methods for gene editing plant cells.
The most relevant issued patents in our portfolio consist of approximately 57 Cellectis-owned and 11 in-licensed
U.S. patents, 57 Cellectis-owned and 4
in-licensed
European patents, and 159 Cellectis-owned and 19
in-licensed
patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.
The most relevant pending patent applications in our portfolio consist of approximately 37 Cellectis-owned and 3 in-licensed
U.S. patent applications, 35 Cellectis-owned and 2
in-licensed
European patent applications, 158 Cellectis-owned and 10
in-licensed
patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.
Our most relevant portfolio includes a total of 307 owned and in-licensed
granted patents, and 245 owned and
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
Gene Editing Platform
Our UCART product candidates relies upon our gene-editing platform and
T-cell
and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 184 patents or pending patent applications in various countries, comprising 34 in-licensed
and 73 Cellectis owned issued patents among which 26 are US granted patents and 9 European granted patents. Certain of these issued patents and pending patent applications, which expire between 2031 and 2038, cover product claims or process claims relevant to each of our product candidates, including UCART19, UCART123, UCART22 and UCARTCS1.

Our gene-editing platform and each of our UCART product candidates benefits from the protections of several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Among our main patents EP3189073, EP3126390, EP3008186 and EP3116902 are under opposition before the European Patent Office and JP6810685 before the Japanese patent office. On February 2022, following an opposition before the European Patent Office, the EP3004349 patent entitled “ a method for producing precise DNA cleavage using CAS9 double nickase activity” was revoked. Such decision is appealable within 2 months of the written decision that has not been issued yet.
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
UCARTCS1
Our patent portfolio relating specifically to UCARTCS1 includes granted patents and pending patent applications from the patent family WO2014179759 (CS1 Specific chimeric antigen receptor engineered immune effector cells) licensed exclusively from the Ohio State University. We believe these patents and patent applications, if used, would expire in 2034. This patent family is directed to composition of matters including a CAR anti-CS1
per se. Our patent portfolio also includes patent and patent applications filed by Cellectis from the family WO2015166056 (CS1 specific multi chain chimeric antigen receptor) and WO2015121454
(T-cells
for immunotherapy engineered for targeting antigen present both on
T-cells
and pathological cells), which, if issued, would expire in 2035. Both families relate to the use of CAR anti CS1 in allogeneic
T-cells,
methods of manufacture of UCARTCS1, and methods to use UCARTCS1 in cell therapy treatment.
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
Intellectual Property – Calyxt
Intellectual property protection is key to Calyxt. As of December 31, 2021, Calyxt’s patent estate is composed of patents and patent applications owned by Calyxt and in-licensed
from other parties. Most of the
in-licensed
patents and patent applications are licensed from Cellectis or the University of Minnesota. The license from Cellectis includes technologies invented at Cellectis, technologies invented by Calyxt when it was a wholly owned subsidiary of Cellectis, and technologies licensed to Cellectis from third parties. Calyxt also has access to additional patents and patent applications through in-licensing
agreements with other research institutions and universities.

Calyxt’s patent portfolio is categorized into three major platforms: PlantSpring, BioFactory and other products, and Licensing. Some patents and patent applications are applicable to multiple platforms, and as such are included in multiple categories.
The PlantSpring platform elements of Calyxt’s patent portfolio is intellectual property used with its PlantSpring platform and includes gene-editing technologies and hemp breeding technologies. This portion of Calyxt’s patent portfolio includes nearly 150 patents and patent applications worldwide.
The BioFactory and products platform elements of Calyxt’s patent portfolio includes outputs from its BioFactory, gene edited crops, and its Plant Cell Matrix, or PCM technology. This portion of Calyxt’s patent portfolio includes approximately 40 patents and patent applications worldwide.
The technologies available for licensing within Calyxt’s patent portfolio includes in-licensed
technology and Calyxt-originated IP, and includes gene-editing technologies (e.g., TALEN
®
), gene-edited traits for agriculture, and hemp breeding technologies. This portion of Calyxt’s patent portfolio includes approximately 550 patents and patent applications worldwide.
Calyxt is actively involved in the prosecution and protection of its technology. Calyxt’s global patent portfolio includes approximately 68 patent families comprised of 413 patents and 125 patent applications. Of those patents, 39 have been issued in the United States, with the remaining issued in key geographies outside the United States, primarily Europe, Japan, and China. This number also includes European patents validated in individual European countries. Of those patent applications, approximately 30 are pending in the United States, with the remaining pending as international applications or country-specific applications in key geographies outside the United States.
Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. The issued patents that Calyxt has licensed in will expire on dates ranging from 2022 to 2037. If patents are issued on the pending patent applications owned by Calyxt or that it has in-licensed,
the resulting patents are projected to expire on dates ranging from 2022 to 2042. Calyxt does not believe that the expiration of any patents expected to occur during 2022 would have a material effect on Calyxt’s business, including any impact on its future operations and financial position. For more information regarding the risks related to Calyxt’s intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”
As of December 31, 2021, Calyxt had 24 registered trademarks in the United States.
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
The most advanced autologous
CAR-T
cell programs are:

•
In August 2017, the FDA approved tisagenlecleucel (Kymriah
®
) from Novartis AG for the treatment of patients up to 25 years of age with
B-cell
precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse. In May 2018, the FDA approved a label extension for Kymriah
®
for the treatment of adult patients with relapsed or refractory large
B-cell
lymphoma after two or more lines of systemic therapy. Sales of Kymriah
®
were $76 million in 2018, $278 million in 2019, $474 million in 2020 and $587 million in 2021. In October 2021, the FDA accepted for priority review Novartis’ application for Kymriah
®
in adult patients with relapsed or refractory follicular lymphoma (FL) after two prior lines of treatment.

•
In October 2017, the FDA approved axicabtagene ciloleucel (Yescarta
®
) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, for the treatment of adult patients with relapsed or refractory large
B-cell
lymphoma after two or more lines of systemic therapy. Sales of Yescarta
®
were $264 million in 2018, $456 million in 2019, $563 million in 2020 and $695 million in 2021. In April 2021, the FDA approved Yescarta
®
forthe treatment of adult patients with relapsed or refractory follicular lymphoma after two or more lines of systemic therapy.

•
In July 2020, the FDA approved brexucabtagene autoleucel (Tecartus
™
) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, for the treatment of adult patients with relapsed or refractory mantle cell lymphoma. In October 2021, the FDA approved Tecartus
™
for the treatment of adult patients with relapsed or refractory
B-cell
precursor acute lymphoblastic leukemia.

•
In December 2020, Janssen began a rolling submission of a Biologics License Application, or BLA for the anti-BCMA
CAR-T
cell therapy ciltacabtagene autoleucel
(cilta-cel)
in relapsed or refractory multiple myeloma (formerly known as LCAR-B38M and in partnership with Legend Biotech).

•
In February 2021, the FDA approved idecabtagene vicleucel (Breyanzi
™
) commercialized by Bristol Myers Squibb and bluebird bio for the treatment of adult patients with relapsed or refractory large
B-cell
lymphoma after two or more lines of systemic therapy.

•
In March 2021, FDA approved idecabtagene vicleucel (Abecma
™
) commercialized by Bristol Myers Squibb and bluebird bio, for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.

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
Our competitors include:

•
Autologous and Allogeneic CAR
T-cell
space: Juno Therapeutics, Inc. (in collaboration with Editas Medicine Inc.), acquired by Celgene Corporation and acquired since by Bristol-Myers Squibb; Bluebird bio, Inc. (in collaboration with Celgene Corporation, acquired since by Bristol-Myers Squibb), Ziopharm Oncology Inc. (in collaboration with Intrexon Corporation), Kite Pharma Inc. (in collaboration with Amgen Inc. and with Sangamo Therapeutics Inc.), acquired by Gilead Sciences Inc., Novartis AG (in collaboration with Intellia Inc.), Johnson & Johnson (in collaboration with Transposagen Biopharmaceuticals Inc.), Precision Biosciences (in collaboration with Servier), Regeneron Pharmaceuticals Inc. (in collaboration with Adicet Bio Inc), Fate Therapeutics Inc. (in collaboration with Janssen), CRISPR Therapeutics Inc., Takeda Pharmaceutical Company Limited, Tmunity Therapeutics Inc., Mustang Bio, Atara Biotherapeutics Inc., (in collaboration with Bayer), Adaptimmune (in collaboration with Astellas), Poseida Therapeutics Inc., BioNTech SE, Vor Therapeutics Inc., Autolus Therapeutics plc., Bellicum Pharmaceuticals, Inc., and Celyad S.A.

•
Gene-editing space: CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.), Editas Medicine, Inc. (partnered with Allergan and Celgene), Intellia Therapeutics, Inc. (partnered with Novartis), Precision BioSciences, Inc., Sangamo BioSciences, Inc. (partnered with Kite/Gilead and Pfizer), Vertex/Exonics Therapeutics (partnered with CRISPR Therapeutics), Graphite Bio Inc. and Beam Therapeutics Inc..

•	Cell-therapy space: Adaptimmune Ltd, Iovance Biotherapeutics, Unum Therapeutics, Inc., NantKwest, Inc., Cytovia Therapeutics, Inc., Atara Biotherapeutics, Inc., and Immunocore Ltd.
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

The market for more sustainably produced products is highly competitive and Calyxt faces significant direct and indirect competition in several aspects of its business. Competition in synthetic biology is largely from fermentation-based companies who generally pursue the development of compounds by combining a single cell organism like a microbe, bacteria, or yeast with another organism’s DNA to achieve a desired result. These compounds are then marketed by third parties or directly by the fermentation company. These organizations may have substantially larger budgets for R&D, product commercialization, and regulatory process management.
Through its technology licensing, Calyxt believes that it faces competition from large agricultural biotechnology, seed, and chemical companies, certain of which have been actively involved in new trait discovery, development, and commercialization. Many of Calyxt’s competitors—particularly large chemical companies—have substantially larger budgets for R&D, product commercialization and regulatory process management.
Trait research and development companies as well as research universities and institutions. Given the global importance of agriculture are competitors that typically focus on a limited number of traits and do not generally have the product development, gene-editing technologies and regulatory infrastructure necessary to bring traits to market. They generally out-license
trait technologies to large industry players with
in-house
development and regulatory capabilities at a relatively early stage of development.
Calyxt believes that it can compete favorably based on its expertise and the precision, specificity, cost effectiveness and development speed of its proprietary technologies. Nevertheless, certain of Calyxt’s competitors are more established in the synthetic biology industry and many of Calyxt’s current or potential competitors, either alone or with their R&D or collaboration partners, have significantly greater financial resources and expertise in R&D, manufacturing, testing, and marketing approved products than Calyxt.
Calyxt’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products faster, with lower research costs than Calyxt.
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
Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agencies before they may be legally marketed in foreign countries. Generally, our activities in foreign countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the EU are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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
The sponsor must submit the results of the
pre-clinical
studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an IND before any clinical testing may proceed. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The IND must become effective before clinical trials may begin. The IND is automatically effective 30 days after receipt by the FDA, unless during that time the FDA raises concerns or questions regarding the proposed clinical trials. In such a case, the FDA may place the IND on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance.
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
All gene therapy experiments and clinical trials are also subject to review and oversight by an IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.
There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of
FDA-regulated
products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.
Human clinical trials are typically conducted in three sequential phases. However, these phases may overlap or be combined:

•
Phase 1
. The biological product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, if pre-clinical
testing warrants, the initial human testing may be conducted in patients with the condition of interest.

•
Phase 2
. The biological product candidate is evaluated in a limited patient population with the condition of interest to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•
Phase 3
. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population with the condition of interest at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for approval, including appropriate product labeling.

Post-approval clinical trials, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.
The FDA recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a
15-year
period following exposure to the investigational product, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects.
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
Orphan Drug Designation
Under the Orphan Drug Act, a sponsor may request and the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making available in the United States drug or biologic for this type of disease or condition will be recovered from sales in the United States for that product. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic and trade name, if any, of the drug or biologic and the rare disease or condition for which orphan-drug designation was granted are disclosed publicly by the FDA. While the orphan drug designation affords the holder certain incentives in terms of tax credits, user fee waiver, eligibility for orphan drug exclusivity, and financial incentives, the orphan drug designation does not convey any advantage during, or shorten the duration of, the regulatory review or approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, FDA may grant the product orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority of the subsequent product to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.
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
The criteria for designating an “orphan medicinal product” in the EU are similar to those in the United States. Such designation can be requested in the case of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the EU to justify the necessary investment. Moreover, in order to obtain orphan designation it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan designation is lost in the EU if it is established that the product no longer meets the orphan criteria before market authorization is granted.
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
There can be no assurance that we will receive orphan drug designation for any product candidates in the United States, in the EU or in any other market. If we receive orphan drug designation, there can be no assurance that we will receive orphan drug exclusivity for any product candidate in United States, in the EU or in any other market. Additionally; there can be no assurance that orphan exclusivity from a competitor could not block the approval of one of our products for a certain period of time, in the United States, in the EU or in any other market.

Expedited Development and Review Programs
The FDA has a Fast Track program that is intended to facilitate the development, and expedite the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product candidate at any time during the clinical development of the product candidate. Under the Fast Track program, the FDA may consider the review of sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.
Any product candidate for a serious condition, submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product candidate is eligible for priority review if it has the potential to treat a serious condition and, if approved, would provide safe and effective therapy where no satisfactory alternative therapy exists or is a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product candidate designated for priority review in an effort to facilitate the review, and aims to review such applications within six months as opposed to ten months for standard review. Additionally, a product candidate may be eligible for accelerated approval. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on the basis of an effect on a clinical endpoint other than irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval
of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.
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

U.S. Patent Term Restoration and Pediatric Marketing Exclusivity
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
In addition to the forms of exclusivity previously described, pediatric exclusivity is an available market exclusivity in the United States. Pediatric exclusivity, if granted by the FDA, adds six months to existing periods of exclusivity and patent terms. This six-month
exclusivity, which attaches to and runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an
FDA-issued
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
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, in France, effective access to the market assumes that our future products will be approved for use by the hospital (through a ministerial order) and reimbursed by social security. The price of medications is negotiated with the Economic Committee for Health Products, or CEPS. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.
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
European Union Drug Development
Similarly to the U.S., pharmaceutical product development in the EU typically involves preclinical laboratory and animal tests, the submission to the applicable regulatory agency of a Clinical Trial Application (CTA), as well as appropriate filings with Ethics Committees, before clinical testing may commence.
Analogously as to the U.S., clinical trials that are deployed to support marketing authorization application are typically conducted in three sequential phases, but the phases may overlap or be combined.
On January 31, 2022, Regulation EU No 536/2014 (CTR) became fully applicable in the EU. The CTR established a centralized application procedure where one of the National Competent Authorities (NCA) of the EU Member States where the trial is to be deployed takes the lead in reviewing certain aspects of the application, while the other NCAs have a lesser involvement than they had under the previous regime established by Directive 2001/20/EC (CTD). The CTD indeed introduced the first set of harmonized rules on clinical trials in the EU but resulted in a patchwork of different national regimes. The CTR was adopted with a view to introducing a more uniform set of the rules across the EU for the authorization of clinical trials. Such authorization still involves NCAs and Ethics Committees of each of the EU Member States where the trial is to be conducted. However, the relevant procedures have now been streamlined with a view to facilitating a swifter and more seamless authorization and deployment of multi-center trials occurring in more than one EU Member State. More in particular, the CTR allows sponsors to rely on one single submission for CTAs regardless of the number of EU Member States where the trial takes place and based on a single harmonized application. Furthermore, under the CTR, deadlines for regulatory approvals are shortened with a view to accelerating the authorization process. The CTR also established an EU Portal which is designed to act as a single entry point for submission of data and information relating to clinical trials.The CTD will continue to apply in parallel to the CTR for a transitional period.
Under the CTR, NCAs may order the temporary halt or permanent discontinuation of a clinical trial at any time or impose other sanctions if they believe that the clinical trial is not being conducted in accordance with applicable requirements or presents an unacceptable risk to the clinical trial patients. An Ethics Committee may also require the clinical trial to be halted, either temporarily or permanently, for failure to comply with the applicable requirements, or may impose other conditions.
After completion of the required clinical testing, as in the United States, an application for a marketing authorization is prepared and submitted to the EMA (or NCA in case of a purely national authorization procedure).
EU Marketing Authorization
In the EU, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. The same rules also apply in the EFTA Member States (Norway, Iceland and Liechtenstein). There are two types of marketing authorizations, namely: (i) the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, and which is valid throughout the entire territory of the EEA; and
(ii) “national MAs,” which are issued by the competent NCAs and only cover their respective national territory.
The Centralized Procedure is mandatory for certain types of products, namely: medicinal products derived from certain biotechnology processes, orphan medicinal products, medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other autoimmune dysfunctions and viral diseases. The Centralized Procedure is also mandatory for ATMPs, which comprise gene therapy, somatic cell therapy and tissue engineered products. In this regard, on May 28, 2014, the EMA issued a recommendation that Cellectis’ UCART19 be considered a gene therapy product under Regulation (EC) No 1394/2007 on ATMPs. The Centralized Procedure is optional for other products containing a new active substance not yet authorized in the EEA, or for products that are deemed to constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each Member State’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination
of the evaluation with the possible assistance of a further member of the Committee acting as a
Co-Rapporteur.
The CHMP has 210 days to adopt an opinion as to whether a MA should be granted. The process usually takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. Based on the CHMP’s opinion the European Commission will adopt a decision on the granting of the marketing authorization. In case of ATMPs, the CHMP must consult with the CAT on any scientific assessment necessary to draw up its scientific opinion.
Under the above-described procedures, before granting the MA, the relevant authorities make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
EU Adaptive Pathways
The EMA has an adaptive pathways approach which allows for early and progressive patient access to a medicine in cases of high medical need. To achieve this goal, several approaches are envisaged including for example identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable or making more use of real-world data where appropriate to support clinical trial data. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include: scientific advice; compassionate use; the conditional MA; patient registries and other pharmacovigilance tools that allow collection of real-life data and development of a risk-management plan for each medicine.
A conditional MA may be granted prior to the submission of comprehensive clinical data if the benefit of the immediate availability on the market of the product is deemed to outweigh the risk inherent in the fact that additional data are still required. In emergency situations, a MA for such medicinal products may be granted also where comprehensive pre-clinical
or pharmaceutical data have

not been provided.Under this procedure a MA can be granted as soon as sufficient data becomes available to demonstrate that the drug’s benefits outweigh its risks, with safeguards and controls in place post-authorisation. This procedure can also be combined with a rolling review of data during the development of a promising medicine, to further expedite its evaluation. Conditional MAs are typically subject to obligations that are reviewed annually. These include the obligation to complete ongoing studies, or to conduct new studies, with a view to confirming that the risk-benefit balance is favourable. Conditional MAs are valid for one year, renewable.
EMA PRIME Scheme
The EMA launched its PRIME regulatory initiative to enhance support for the development of therapies that target an unmet medical need. The initiative focuses on drugs that may offer a major therapeutic advantage over existing treatments, or benefit patients with no treatment options. These therapies are considered priority medicines within the EU. Through PRIME, the EMA offers early, proactive and enhanced support to drug developers to optimize the generation of robust data on a therapy’s benefits and risks and enable accelerated assessment of drug applications.
Post-approval Requirements in the EU
Following approval, the EMA, or the NCAs, as applicable, may impose certain post-approval requirements related to a product such obligation to perform post-authorization efficacy studies (PAES) or post-authorization safety studies (PASS) imposed as conditions to the MA, or other Risk Minimization Measures (RMMs), such as educational programs or controlled access programs, which may sometimes vary from one EU Member State to another. Moreover, if a company obtains original approval for a product via an accelerated approval pathway, the company will be typically required to conduct a post-marketing confirmatory trial to verify and describe the clinical benefit in support of full approval. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of the MA for a product.
Moreover, NCAs closely regulate the marketing and promotion of approved products, including standards and regulations for direct-to-consumer
advertising (which is prohibited in the EU for prescription products), off-label
promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Furthermore, approved products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, may require a submission to and approval by the European Commission, or by the NCA, as applicable.
In addition, adverse event reporting and submission of periodic reports is required following marketing approval. Either the European Commission, or NCAs, as applicable, may also require post-marketing testing, known as Phase 4 testing, a risk evaluation and mitigation strategy, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as the manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug and biological product manufacturers and certain of their subcontractors are subject to periodic unannounced inspections during which the inspectors audit manufacturing facilities to assess compliance with cGMPs. MAs may be suspended or withdrawn if, for example, the MA holder fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. Moreover, stringent rules have been introduced in the EU to fight medicine falsifications and to ensure that the trade in medicines is subject to rigorous controls.
Furthermore, EU harmonized rules prohibit gifts, pecuniary advantages or benefits in kind to Health Care Professionals (HCPs) unless they are inexpensive and relevant to the practice of medicine or pharmacy. Similarly, strict rules apply to hospitality at sales promotion events. Based on these rules, a body of industry guidelines and sometimes national laws in force in individual EU Member States has been introduced to fight improper payments or other transfers of value to HCPs, and in general inducements that may have a broadly promotional character. Historically, pharmaceutical companies have been the target of anti-corruption and similar investigations, as well as of wide media attention, sometimes resulting in significant penalties, image and other costs for such companies.
Finally, very stringent data privacy requirements apply in the EU. In particular, Regulation (EU) 2016/679 (GDPR) requires that personal data only be collected for specified, explicit and legal purposes, and the data may then only be processed in a manner consistent with those purposes. Personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. The GDPR also requires companies processing personal data to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For instance, the GDPR requires companies to make detailed disclosures to data subjects, requires disclosure of the legal basis on which personal data is processed, provides for conditions under which a valid consent for processing can be obtained, requires the appointment of a data protection officer where sensitive personal data (
e.g.
, health data) is processed on a large scale, imposes mandatory data breach notification throughout the EEA and imposes additional obligations when contracting with service providers or partners. In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data.
Data Exclusivity And Market Exclusivity in the EU
In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the pre-clinical
and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year
market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
Moreover, products receiving orphan designation in the EU can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan drug designation must be submitted before the application for marketing authorization.
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
EU Supplementary Protection Certificates
In the EU, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must be applied for and granted on a country-by-country
basis.

Additional Protection for Pediatric Indications in the EU
In the EU, companies developing a new medicinal product must agree to a PIP with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver is granted by the EMA on request by the applicant (e.g., because the relevant disease or condition occurs only in adults). The PIP requirement also applies when a MA holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The MA application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Once all the studies and measures agreed have been conducted in accordance with the PIP, products are eligible for a six month extension of the protection under a supplementary protection certificate – or “SPC” - (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is granted subject to specific conditions. These conditions include that the applicant demonstrates having complied with all the measures contained in the PIP, that the summary of product characteristics, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP, and that the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication
Government Regulation and Product Compliance—Calyxt
Calyxt’s PlantSpring technology platform and its BioFactory production system operate in contained environments without the need for outdoor cropping systems. Any regulated materials used under this process, such as specific bacteria, are therefore subject to well-defined regulations in the United States.
Calyxt’s development and production processes involve the use, generation, handling, storage, transportation and disposal of hazardous chemicals and regulated biological materials. Calyxt is subject to a variety of federal, state, and local laws, regulations and permit requirements governing the use, generation, manufacture, transportation, storage, handling and disposal of these materials in the United States. In the future, to the extent Calyxt may operate or sell its products outside the United States, Calyxt would be subject to corresponding international laws and regulations. These laws, regulations and permits can require expensive fees, exposure or pollution control equipment or operational changes to limit actual or potential impact of Calyxt’s technology on the environment and violation of these laws could result in significant fines, civil sanctions, permit revocation or costs from environmental remediation. Future developments, including the commencement of or changes in the processes relating to commercial manufacturing of one or more of Calyxt’s products, more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions, may require expenditures that could have a material adverse effect on Calyxt’s business, results of operations or financial condition.
Hemp, as defined in the 2018 Farm Bill as Cannabis sativa containing a delta-9
tetrahydrocannabinol (THC) concentration of not more than 0.3 percent on a dry weight basis, has been removed from the United States Federal Controlled Substances Act and is legally distinct from marijuana/cannabis, which is Cannabis sativa containing a THC concentration of more than 0.3 percent on a dry weight basis. Hemp is recognized as an agricultural crop by the United States federal government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations also address the transportation or shipment of hemp or hemp products.
Consistent with the 2018 Farm Bill, the Minnesota Department of Agriculture (MDA) operates a Hemp Program under its United States Department of Agriculture (USDA) approved Minnesota state plan. This plan establishes that a commercial hemp production license is required for growing and processing of hemp in the State of Minnesota. Calyxt holds an MDA Hemp Program License and has implemented an internal hemp compliance system including procedures, quality control and internal audits. USDA and/or MDA may audit Calyxt at any time for compliance with license requirements.
Additionally, Calyxt has obtained USDA permits for specific regulated materials (e.g., bacteria) that are used as part of its PlantSpring technology platform and BioFactory production system. Calyxt has implemented the required compliance system in order to meet USDA permit conditions and ensure adequate documentation is in place. The USDA may audit Calyxt at any time for compliance with permit requirements.
The BioFactory production system has the capability of producing a diverse range of plant-derived compounds that may be used for applications in cosmeceuticals, nutraceuticals, pharmaceuticals, and more. As Calyxt delivers these valuable compounds to its customers, each customer will be responsible for determining for which applications the compounds are utilized and such customer-determined specific uses will determine applicable regulatory requirements. It is anticipated that because Calyxt’s customers would incorporate the purchased compounds into their existing product development processes and areas of applications, the customers will be best positioned to apply their specific expertise in the field to establish regulatory compliance and determine any additional requirements.

Calyxt also expects to continue to license its technology and develop seed traits for agricultural customers based on their needs. This would include the use of gene editing in crops for outdoor use. Neither Calyxt, nor its commercial partners, currently deploy Calyxt’s technology for use outside of the United States with the exception of Calyxt’s High Oleic Soybean product, which in addition to having clearance from the USDA and FDA, also has clearance from the Canadian Food Inspection Agency and Health Canada for use in Canada. In today’s global market, overall business development strategy for plant biology companies depends, in part, on the availability of regulatory clearance in strategic export markets, which enables broader flexibility for product expansion and is a key consideration in evaluating global trade opportunities. Regulatory predictability is critical in order to establish accurate product launch strategies. The costs of achieving clearance in foreign countries is often high, due to stricter regulatory environments than the United States, and there can be no assurance Calyxt will be granted clearance on favorable terms, if at all.
Under Calyxt’s partner-driven model, agricultural customers would likely be contractually responsible for obtaining the needed global regulatory clearance for agricultural products developed by Calyxt or using its licensed technology. Accordingly, outside of permitting expenses incurred in the ordinary course of business, Calyxt does not expect compliance with government regulations, including environmental regulations, to have a material effect on Calyxt’s capital expenditures, earnings, or competitive position.
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
We currently entrust CMOs and Cellectis Biologics Inc., for which the status pharmaceutical establishment is not yet required, with the manufacturing of clinical batches for certain product candidates. Import and certification into the European Union will continue to be done via CMOs.

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
Cellectis, or Cellectis S.A., is a
société anonyme
, or S.A., organized under the laws of the French Republic.

Group Structure as of December 31, 2021
Subsidiary Name	Jurisdiction of Incorporation	Ownership & Voting Interest Held By Cellectis S.A.
Calyxt, Inc.	Delaware	61.8% (held directly)
Cellectis, Inc.	Delaware	100% (held directly)
Cellectis Biologics, Inc.	Delaware	100% (held indirectly through Cellectis, Inc.)
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
Cellectis Biologics, Inc. leases an 82,783 square feet facility in Raleigh, North Carolina. The lease, which commenced in April 2019 has a term that expires on December 31, 2034. We have completed construction of our manufacturing facility at this property, which is dedicated to the production of clinical and commercial UCART products.
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
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements”.
Financial Overview
The following selected statements of consolidated operations data for the years ended December 31, 2019, 2020 and 2021 and the selected statement of consolidated financial position data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The audited consolidated financial statements for the years, and as of, December 31, 2019, 2020 and 2021 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.
The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page
F-1
of this Annual Report.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
	2019	2020	2021

	$ in thousands (except shares and per shares numbers)
Revenues and other income	22,990	82,456	67,071

Operating expenses
Cost of revenue	(11,392)	(36,275)	(31,360)
Research and development expenses	(92,042)	(86,950)	(129,030)
Selling, general and administrative expenses	(43,017)	(44,201)	(37,869)
Other operating income and expenses	(91)	(467)	511

Operating income (loss)	(123,552)	(85,437)	(130,677)

Loss from discontinued operations	—	—
Financial gain (loss)	8,340	(12,046)	5,570

Net income (loss)	(115,212)	(97,483)	(125,107)

Attributable to shareholders of Cellectis	(102,091)	(81,074)	(114,197)
Attributable to non-controlling interests	(13,121)	(16,409)	(10,910)
Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(2.41)	(1.91)	(2.55)
Number of shares used for computing
Basic (1)	42,442,136	42,503,447	44,820,279
Diluted (1)	42,442,136	42,503,447	44,820,279
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(78,849)	(66,709)	(101,700)

(1)	See Note 17 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(2)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
(3)
Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We define Adjusted Net Income (Loss) attributable to shareholders of Cellectis as our Net Income (Loss) attributable to shareholders of Cellectis, adjusted to eliminate the impact of
Non-cash
stock-based compensation expense. See “Note Regarding Use of
Non-IFRS
Financial Measures” for important information. Please refer below for a reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.

Statement of Consolidated Financial Position Data

	As of December 31,
	2019 (1)	2020	2021

	$ in thousands
Current financial assets and Cash and cash equivalents	360,907	268,239	186,135
Total assets	467,469	469,471	382,075
Total shareholders’ equity	355,471	308,846	236,474
Total non-current liabilities	49,395	108,610	96,254
Total current liabilities	62,604	52,015	49,347

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

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	As of December 31,
	2019	2020	2021

	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(102,091)	(81,074)	(114,197)
Adjustment of non-cash stock-based compensation expense:
Research and development expenses	12,260	8,029	10,852
Selling, general and administrative expenses	14,621	8,707	2,266

Total non-cash stock-based compensation expense:	26,881	16,736	13,118

Non-cash stock-based compensation expense attributable to non controlling interests	(3,707)	(2,371)	(621)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	(78,849)	(66,709)	(101,700)

Overview
We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor
T-cells
(“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cell (“HSC”) product candidates in other therapeutic indications.
Our UCART product candidates, based on gene-edited
T-cells
that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that
CAR-based
immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR
T-cells.
Our gene-editing technologies allow us to create allogeneic CAR
T-cells,
meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR
T-cells
will allow us to develop cost-effective,
“off-the-shelf”
products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.
Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases. .HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN
®
technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this Annual Report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.
We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 61.8% (as of December 31, 2021) ownership in Calyxt, a plant-based synthetic biology company, leverages Calyxt’s proprietary PlantSpring
™
technology platform to engineer plant metabolism produce innovative, high-value plant-based chemistries for use in customers’ materials and products.
Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR
T-cell
immunotherapy and HSC product candidates, including conducting the pre-clinical
activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.
For the twelve-month period ended December 31, 2021, we derived all of our Therapeutics revenues from a license granted by a licensing arrangement with Cytovia (the “Cytovia agreement”), (to be settled in cash or equity of Cytovia, depending on certain conditions currently under discussion with Cytovia) in consideration for a license granted by a licensing arrangement with Cytovia, and milestones reached as part of our license agreement with Allogene and royalties on licensed technologies.
As of December 31, 2021, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. During the year ended December 31, 2021, we received $10.0 million from Allogene relating to milestones under the Allogene License Agreement.
For the twelve-month period ended December 31, 2021 no revenue was recorded under such agreements other than the revenue related to the Allogene and Cytovia agreements.
We are currently sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at nine (9) sites for the
AMELI-01
Study, at nine (9) sites for the
BALLI-01
Study, and at five (5) sites for the
MELANI-01
Study, as follows:

•
The
AMELI-01
Study, which replaced the first clinical study for UCART123 on AML, is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The
AMELI-01
Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), and The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania).

•
The
BALLI-01
Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The
BALLI-01
Study is currently open to patient recruitment at New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), and Hôpital Saint-Louis
AP-HP
(Paris, France).

•
The
MELANI-01
Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma. The
MELANI-01
Study is currently open to patients recruitment at Hackensack University Medical Center (Hackensack, New Jersey), The University of Texas, MD Anderson Cancer Center (Houston, Texas), The regents of the University of California, on behalf of its San Francisco campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota). As of the date of this Annual Report, we are enrolling patients in the first dose level of the
MELANI-01
Study.

In addition, we are evaluating four UCART preclinical programs, as follows:

•	UCART20x22, which is in development as the first allogeneic dual CAR T-cell candidate product for B-cell malignancies;

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.
Partnered clinical trial update
Under the Servier License Agreement, pursuant to which Servier grants US rights to Allogene, Allogene is pursuing a Phase 1 clinical study for ALLO-501A in relapsed or refractory non-Hodgkin
lymphoma, which Allogene refers to as the ALPHA2 study.
In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s AlloCAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA has removed the clinical hold on all of its AlloCAR T clinical trials. Investigations concluded that the chromosomal abnormality was unrelated to TALEN gene editing or Allogene’s manufacturing process and had no clinical significance.
For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.
COVID-19
Update
While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR
T-cell
programs during the year ended December 31, 2021.
Although the
COVID-19
pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its
AMELI-01,
BALLI-01
and
MELANI-01
clinical trials during 2021, and each of the trials currently continues to progress through its respective dose levels.
Despite the increasing availability of
COVID-19
vaccines, the
COVID-19
pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR
T-cell
programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up
has been, and continues to be impacted by the
COVID-19
pandemic. The exact timing of delays and overall impact of the
COVID-19
pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.
At Calyxt, during the year ended December 31, 2021, the
COVID-19
pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the
COVID-19
pandemic, governmental response measures (including vaccination requirements or other mandatory health and safety requirements), and resulting disruptions could rapidly offset such improvements. Moreover, the long-term effects of the
COVID-19
pandemic on the financial markets and economy remain uncertain, which may make obtaining capital challenging and may exacerbate the risk that capital, if available, may not be available on terms acceptable to Calyxt. There continues to be uncertainty relating to the
COVID-19
pandemic and its long-term impact, and many factors could affect Calyxt’s results and operations, including, but not limited to, those described in Part I, Item 1A, “Risk Factors” of this report.
The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor”.

Financial Operations Overview
We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur operating losses for near-term future periods. We anticipate that expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for other self-owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	advance research and development efforts for our HSC product candidates;

•	further develop and refine the manufacturing process for our product candidates;

•
maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house
manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house
manufacturing capabilities;

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
We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.
Our consolidated financial statements for 2019, 2020 and 2021 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview
Revenues and Other Income
Collaboration agreements and licenses
We currently derive all our therapeutics revenues from a license granted by a licensing arrangement with Cytovia, and milestones reached as part of our license agreement with Allogene and royalties on licensed technologies. Our strategic licensing agreements may generate non-refundable
upfront payments related to the licensing of rights to technology and research and development programs, milestone payments, research and development cost reimbursements and royalty payments.
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

Anticipated Changes Between Revenues and Costs
As Calyxt executes upon its business model, it expects the composition of revenues and costs to evolve. In the near-term, soybean-related revenues will decline to zero, the negative gross profit margins experienced from sales of those products will no longer occur, and the significant working capital investment to support those activities will also decline. As a result, Calyxt anticipates most of its revenues in the near-term to be from product development activities for customers for both the BioFactory and agricultural production and technology licensing arrangements. Future cash and revenue-generating opportunities associated with these activities are expected to primarily arise from up-front
and milestone payments, annual license payments and royalties. Over the next several years as the BioFactory begins to produce products for customers, it is anticipated those revenues will grow and surpass revenues from other sources. These revenues are anticipated to have strong positive gross profit margins over time.
Other Income
Research Tax Credit
The main research tax credit that we benefit from is the Crédit d’Impôt Recherche, or CIR, which is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred and during the next three fiscal years. Any unused portion of the credit is then refunded by the French treasury (except for specific cases like e.g. if the Company can be qualified as small and medium-sized
enterprises (in France the “PME”). Indeed, if a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, such company can request immediate refund of the remaining tax credit, without application of the three-year period. As from January 2022, Cellectis S.A. no longer meets such criteria.
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
Research tax credit receivables as of December 31, 2021 include the accrual for a French research tax credit related to 2021 for $7.9 million and to previous periods for $1.2 million. In December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, the
Tribunal Administratif
of Paris seized by Cellectis, decided the restitution of the amount withheld by the French Tax Authority in respect of 2017 and 2018 years.
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
Anticipated Changes Between Revenues and Costs
As Calyxt executes upon its business model, it expects the composition of revenues and costs to evolve. In the near-term, soybean-related revenues will decline to zero, the negative gross profit margins experienced from sales of those products will no longer occur, and the significant working capital investment to support those activities will also decline. As a result, Calyxt anticipates most of its revenues in the near-term to be from product development activities for customers for both the BioFactory and agricultural production and technology licensing arrangements. Future cash and revenue-generating opportunities associated with these activities are expected to primarily arise from up-front,
annual or milestone payments, and royalty payments. Over the next several years as the BioFactory begins to produce products for customers, it is anticipated those revenues will grow and surpass revenues from other sources. These revenues are anticipated to have strong positive gross profit margins over time.
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
Our research and development efforts are focused on our existing product candidates, (i) UCART123 product candidate, which first entered into clinical trials in the United States in February 2017, (ii) UCART22 product candidate, which entered into clinical trial in the United States in November 2019, (iii) UCARTCS1 product candidate, which entered into clinical trial in the United States in October 2019, and (iv) other product candidates which are in the pre-clinical
development phases, including

UCART20x22 and products candidates in the HSC field. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical
and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.
Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development costs will increase in the foreseeable future as we continue to implement our new clinical trials, manufacture pre-commercial
clinical trial and
pre-clinical
study materials, expand our research and development and process development efforts, seek regulatory approvals for our product candidates that successfully complete clinical trials, as well as access and develop additional technologies, and hire additional personnel to support our research and development efforts. This is because product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials. Likewise, in our Plants segment, we expect our research and development expenses will continue to increase over the next several years as we develop new product candidates and advance them through research toward commercial proof of concept.
We cannot determine with certainty the duration and completion costs of our future clinical trials of our therapeutic product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of such product candidates, or those of our collaborators, that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any therapeutic product candidates. We also cannot determine with certainty the duration and completion costs of the development of Calyxt’s product candidates or if, when, or to what extent we will generate revenues from the licensing or commercialization of any of its product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing as well as any additional pre-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the ability to market, commercialize and achieve market acceptance for any product candidate that we may develop in the future; and

•	the scope, rate of progress and expense of our ongoing as well as any additional studies for Calyxt’s product candidates, and other research and development activities.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resources functions. Administrative expenses also include facility-related costs and service fees, other professional services and recruiting fees.
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

Financial Gain (Loss)
Financial gain (loss) mainly consists of interest income related to our savings accounts and bank deposits, exchange gains and losses associated with transactions in foreign currencies and fair value of our financial assets, derivative instruments and interests associated with lease debts and financial liabilities. Significant transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates, while the average rate for the previous month is used for non-significant
transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the statements of consolidated operations as financial income or expense. Financial gain (loss) reflects the net impact of financial income and financial expenses.
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
Revenue is recognized when the Company satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and or/ services) to a customer, i.e. when the customer obtains control of these goods or services. The Company uses judgement to determine the performance obligations and when they are met.

•	Research Tax Credit (Note 3.1)
The amount of the research tax credit for which we are eligible depends on internal and external research and development expenditures. The calculation of eligible expenditures requires management to make judgments and estimates.
We do not expect the impact of a potential discrepancy between the management calculation and the actual amount collected to have a material impact on our Consolidated Financial Statements.

•	Share-Based Compensation (Note 16)
We account for share-based compensation in accordance with IFRS 2 Share-based payment.
We use judgement to determine the fair value of share-based awards at the grant date. Fair value is estimated using the Black & Scholes valuation model for stock options valuation. The determination of the fair value using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the expected term, expected volatility, risk-free interest rates and expected dividends.
If any of the assumptions change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously
We use judgement to determine the expected outcome and timing of realization of non-market
performance obligations related to free shares awards
A potential discrepancy between the Company’s estimate and the actual realization of the non-market
performance conditions could have a material impact on our Consolidated Financial Statements.

•	Provisions for risks and charges (Note 18)
A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the reporting date.
A potential discrepancy between the management estimate and the actual settlement of a litigation or commitment could have a material impact on our Consolidated Financial Statements.

A.	Operating Results
The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2019	2020	2021

	($ in thousands)
Revenues and other income
Revenues	15,190	73,949	57,293
Other income	7,800	8,507	9,778

Total revenues and other income	22,990	82,456	67,071

Operating expenses
Cost of revenue	(11,392)	(36,275)	(31,360)
Research and development expenses	(92,042)	(86,950)	(129,030)
Selling, general and administrative expenses	(43,017)	(44,201)	(37,869)
Other operating income (expenses)	(91)	(467)	511

Operating income (loss)	(123,552)	(85,437)	(130,677)

Financial income	11,971	5,468	13,234
Financial expenses	(3,631)	(17,514)	(7,665)

Net Financial gain (loss)	8,340	(12,046)	5,570

Income (loss) from continuing operations	(115,212)	(97,483)	(125,107)
Net income (loss)	(115,212)	(97,483)	(125,107)

Attributable to shareholders of Cellectis	(102,091)	(81,074)	(114,197)
Attributable to non-controlling interests	(13,121)	(16,409)	(10,910)
Revenues.

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Collaboration agreements	6,055	48,823	29,971	706.3%	-38.6%
Other revenues	9,135	25,126	27,322	175.1%	8.7%
Revenues	15,190	73,949	57,293	386.8%	-22.5%
The decrease in revenues of $16.7 million or 22.5%, between the years ended December 31, 2020 and 2021 primarily reflects a decrease of revenue pursuant to our collaboration agreements of $18.9 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier, while revenue related to collaboration agreements for 2021 consists of the recognition of $20.0 of a trade receivable obtained as consideration for a license granted to Cytovia and $10.0 million for Allogene milestones. The increase in other revenues of $2.2 million relates to the increase in sales of soybean products at Calyxt for $4.1 million and is partially offset by a decrease in licenses revenues of $2.0 million.
The increase in revenues of $58.8 million, or 386.8%, between the years ended December 31, 2019 and 2020 primarily reflects an increase of revenue pursuant to our strategic licensing agreements of $42.8 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our license agreement with Servier. The increase in other revenues of $16 million relates to higher high-oleic soybean meal revenues at Calyxt.
Other income

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Research tax credit	7,800	8,433	8,239	8.1%	-2.3%
Other income	—	74	1,539	n.a.	1980.2%
Other income	7,800	8,507	9,778	9.1%	14.9%
The increase in other income of $1.3 million between years ended December 31, 2020 and 2021 reflects an increase of $1.5 million related to Calyxt’s Paycheck Protection Program loan forgiveness obtained in April 2021 partially offset by a decrease of $0.2 million in research tax credits.
The increase in other income of $0.7 million between years ended December 31, 2019 and 2020 reflects mainly an increase of $0.6 million in research tax credits, due to higher research and development purchases and external expenses during the year 2020 that are eligible for the tax credit.
Cost of revenue

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Cost of goods sold	(9,280)	(34,168)	(29,517)	268.2%	-13.6%
Royalty expenses	(2,112)	(2,107)	(1,844)	-0.2%	-12.5%
Cost of revenue	(11,392)	(36,275)	(31,360)	218.4%	-13.5%
The decrease in cost of goods sold of $4.9 million between years ended December 31, 2020 and 2021 is driven by the benefits resulting from the move at Calyxt to sell grain compared to selling soybean oil and meal, as well as a $2.8 million year-over-year benefit due to net commodity derivative impacts from hedging contracts entered into to convert Calyxt’s fixed price grain inventories and fixed price grain production agreements to floating prices, consistent with how the grain was sold, and a $2.2 million year-over-year decrease in net realizable value adjustments to inventory as the year ago period included costs to write down inventory balances to expected margins.
The increase in cost of goods sold of $24.9 million between years ended December 31, 2019 and 2020 is driven by the higher volume of Calyxt’s product sold, $3.9 million of net realizable value adjustments to period-end
inventories including write-downs of excess seed produced for 2020 plantings, the impact of lower costs associated with products sold in 2019 because $3.3 million of grain costs at Calyxt were previously expensed as R&D, and $5.3 million of commodity derivative losses from hedging contracts sold to convert Calyxt’s fixed price grain inventory and fixed price grain production agreements from fixed to floating prices, consistent with how we expect to sell the grain at Calyxt. These increases were partially offset by lower product costs and the benefits resulting from the advancement of soybean product line go-to-market
strategy.

Research and development expenses.

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Personnel expenses	(34,911)	(37,903)	(55,080)	8.6%	45.3%
Purchases, external expenses and other	(57,131)	(49,047)	(73,950)	-14.1%	50.8%
Research and development expenses	(92,042)	(86,950)	(129,030)	-5.5%	48.4%
Between the years ended December 31, 2020 and 2021, research and development expenses increased by $42.1 million. Personnel expenses increased by $17.2 million from $37.9 million in 2020 to $55.1 million in 2021 primarily due to a $13.5 million increase in wages and salaries mainly driven by the increased R&D headcount in the therapeutic segment, a $0.8 million increase in social charges on stock option mainly granted in March 2021, as well as a $2.8 million increase in non-cash
stock-based compensation expense in relation with new grants at the end of 2020 and in 2021. Purchases, external expenses and other increased by $24.9 million (from $49.0 million in 2020 to $74.0 million in 2021) mainly explained by higher consumables purchases and subcontracting expenses for the therapeutic segment.
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
Selling, general and administrative expenses.

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Personnel expenses	(27,934)	(24,524)	(17,729)	-12.2%	-27.7%
Purchases, external expenses and other	(15,083)	(19,677)	(20,140)	30.5%	2.4%
Selling, general and administrative expenses	(43,017)	(44,201)	(37,869)	2.8%	-14.3%
Between the years ended December 31, 2020 and 2021, the decrease in selling, general and administrative expenses of $6.3 million primarily reflects a $6.8 million decrease in personnel expenses from $24.5 million in 2020 to $17.7 million mainly due to a $6.4 million decrease in non-cash
stock-based compensation expense mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash
stock-based compensation from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure, a $0.7 million decrease in wages and salaries partly offset by a $0.3 million increase in social charges on stock option grants. Purchases, external expenses and other increased by $0.5 million from $19.7 million in 2020 to $20.1 million in 2021.
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
non-cash
stock-based compensation expense and a $0.5 million decrease in social charges on stock option grants.

Other operating income and expenses.

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Other operating income (expenses)	(91)	(467)	511	413.2%	-209.4%
The decrease in other operating income and expenses between 2020 and 2021 amounted to $1.0 million and is mainly related to the reversal of provisions for bad debt. During the year ended December 31, 2021, other operating income and expenses primarily include a bad debt provision reversal for $0.5 million.
The increase in other operating expenses between 2019 and 2020 amounted to $0.3 million. During the year ended December 31, 2020, other operating income and expenses primarily include a bad debt provision of $0.3 million. and write-off
of assets for $0.2 million.
Financial income.

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Financial income	11,971	5,468	13,234	-54.3%	142.0%
The increase in financial income of $7.8 million between 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $8.7 million (from a $3.2 million gain in 2020 to a $11.9 million gain in 2021) and to the increase in other financial revenues for $0.3 million, partially offset by the decrease of interest received from financial investment of $1.2 million.
The decrease in financial income of $6.5 million, or 54.3%, between the years ended December 31, 2019 and 2020 was mainly attributable to a decrease of the foreign exchange gain of $1.3 million (from a $4.5 million gain in 2019 to a $3.2 million gain in 2020), to the decrease of interests received from financial investment of $5.0 million and to other immaterial variances for $0.2 million.
Financial expenses.

	For the year ended December 31,			% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Financial expenses	(3,631)	(17,514)	(7,665)	382.3%	-56.2%
The decrease in financial expenses of $9.8 million between 2020 and 2021 was mainly attributable to the $11.8 million decrease in foreign exchange loss (from a $13.9 million loss in 2020 to a $2.1 million loss in 2021), partially offset by the increase in financial expenses related to the increase in lease debt for $1.4 million, an increase interest expenses for $0.3 million and other immaterial variances for $0.2 million.
The increase in financial expenses of $13.9 million between 2019 and 2020 was mainly attributable to $13.2 million increase in foreign exchange loss (from a $0.7 million loss in 2019 to a $13.7 million loss in 2020), the increase in financial expenses related to the increase in interest on lease debt for $1.0 million and other immaterial variances for $0.3 million.

Net Income / loss.

	For the year ended December 31,			% change	% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Net income (loss)	(115,212)	(97,483)	(125,107)	-15.4%	28.3%
The increase in net loss of $27.6 million between 2020 and 2021 was mainly due to (i) a $15.4 million decrease in revenues and other income, (ii), an increase of $12.9 million in wages (iii) an increase of $25.4 million in purchases, external expenses and other, and (iv) a $1.1 million increase in social charges on stock option grants expenses partially offset by (i) a $4.9 million decrease of cost of revenue, (ii) a $17.6 million increase in financial result, (iii) a $3.6 million decrease in non-cash
stock-based compensation expense and (iv) a decrease of $1.0 million of other operating income and expenses.
The decrease in net loss of $17.5 million between 2019 and 2020 was mainly due to (i) a $59.5 million increase in revenues and other income, a $10.1 million decrease in non-cash
stock-based compensation expense, (iii) a decrease of $3.5 million in purchases, external expenses and other and (iv) a $1.8 million decrease in social charges on stock option grants expenses, partially offset by (i) a $24.9 million increase of cost of revenue, (ii) a $20.4 million decrease in financial result and (iii) an increase of $11.8 million in wages.
Gain/Loss attributable to
non-controlling
interests.

	For the year ended December 31,			% change	% change
($ in thousands)	2019	2020	2021	2019 vs 2020	2020 vs 2021
Gain (loss) attributable to non-controlling interests	(13,121)	(16,409)	(10,910)	25.1%	-33.5%
During the year ended December 31, 2021, we recorded $10.9 million in loss attributable to non-controlling
interests. The decrease in net loss attributable to
non-controlling
interests of $5.5 million is a result of a decrease in Calyxt’s net loss.
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

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2019, 2020 and 2021:
Years Ended December 31, 2019, 2020 and 2021

	For the year ended December 31, 2019			For the year ended December 31, 2020			For the year ended December 31, 2021
($ in thousands)	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	7,294	7,896	15,190	22,892	51,057	73,949	26,946	30,347	57,293
External other income	—	7,800	7,800	—	8,507	8,507	1,528	8,250	9,778

External revenues and other income	7,294	15,696	22,990	22,892	59,564	82,456	28,475	38,597	67,071

Cost of revenue	(9,275)	(2,117)	(11,392)	(34,324)	(1,951)	(36,275)	(29,517)	(1,844)	(31,360)
Research and development expenses	(12,390)	(79,652)	(92,042)	(9,903)	(77,048)	(86,950)	(11,190)	(117,840)	(129,030)
Selling, general and administrative expenses	(26,090)	(16,927)	(43,017)	(21,688)	(22,513)	(44,201)	(14,987)	(22,882)	(37,869)
Other operating income and expenses	25	(116)	(91)	(103)	(363)	(466)	23	488	511

Total operating expenses	(47,730)	(98,812)	(146,542)	(66,018)	(101,875)	(167,893)	(55,671)	(142,077)	(197,748)

Operating income (loss) before tax	(40,436)	(83,116)	(123,552)	(43,126)	(42,311)	(85,437)	(27,196)	(103,481)	(130,677)

Net financial gain (loss)	294	8,045	8,340	(776)	(11,270)	(12,046)	(1,162)	6,731	5,570

Net income (loss)	(40,142)	(75,071)	(115,212)	(43,902)	(53,581)	(97,483)	(28,358)	(96,749)	(125,107)

Non-controlling interests	13,121	—	13,121	16,409	—	16,409	10,910	—	10,910

Net income (loss) attributable to shareholders of Cellectis	(27,021)	(75,071)	(102,091)	(27,493)	(53,581)	(81,074)	(17,448)	(96,749)	(114,197)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	1,619	10,010	11,629	801	6,790	7,591	909	9,381	10,290
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	6,673	4,940	11,613	3,536	3,238	6,774	95	2,113	2,207

Adjustment of share-based compensation attributable to shareholders of Cellectis	8,292	14,950	23,242	4,337	10,028	14,365	1,004	11,493	12,497

Adjusted net income (loss) attributable to shareholders of Cellectis	(18,729)	(60,121)	(78,849)	(23,156)	(43,553)	(66,709)	(16,444)	(85,256)	(101,700)

Depreciation and amortization tangible and intangible assets	(1,233)	(5,642)	(6,875)	(1,869)	(7,950)	(9,819)	(1,208)	(6,371)	(7,579)
Additions to tangible and intangible assets	2,998	14,668	17,666	1,786	48,813	50,599	1,187	15,451	16,638

Therapeutics segment—2020 vs. 2021
External revenues and other income in our Therapeutics segment decreased by $21.0 million, from $59.6 million for the year ended December 31, 2020, to $38.6 million for the year ended December 31, 2021. The decrease was primarily due to a decrease in collaboration agreement revenues as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.
The increase in total operating expenses of $40.2 million from the year ended December 31, 2020 to the year ended December 31, 2021 resulted primarily from (i) higher purchases, external expenses and other of $26.3 million and (ii) higher personnel expenses of $14.8 million mainly attributable to an increase of $12.2 million in personnel wages and salaries, an increase of $1.1 million in social charges on stock option grants, and an increase of $1.5 million in non-cash
stock-based compensation expenses partially offset by (i) a decrease of $0.9 million in other operating income and expenses
Operating loss before tax for our Therapeutics segment increased by $61.2 million from year ended December 31, 2020 to the year ended December 31, 2021.
Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $41.7 million from year ended December 31, 2020 to year ended December 31, 2021.
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
Plants segment—2020 vs. 2021
External revenues and other income in our Plants segment increased by $5.6 million from $22.9 million for the year ended December 31, 2020, to $28.5 million for the year ended December 31, 2021, driven by sales of a portion of the 2020 grain crop as compared to 2020, when the Company was primarily selling soybean oil and meal. As of December 31, 2021, the Company had sold all of the 2020 grain crop.
The decrease in total operating expenses of $10.3 million from the year ended December 31, 2020 to the year ended December 31, 2021 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease in cost of revenue of $4.8 million and (ii) a decrease of $5.1 million in non-cash
stock-based compensation expenses mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash
stock-based from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure and other reductions in personnel costs and professional fees, (iii) a decrease of $1.0 million in purchases, external expenses and other partially offset by (i) an increase of $0.6 million in personnel wages and salaries mainly related to Calyxt’s former CEO’s departure costs.
Operating loss before tax for our Plants segment decreased by $15.9 million from the year ended December 31, 2020 to the year ended December 31, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $6.7 million from the year ended December 31, 2020 to the year ended December 31, 2021.
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
Liquidity management
As of December 31, 2021, we had current financial assets and cash and cash equivalents of $186.1 million comprising (i) cash and cash equivalents of $185.6 million and (ii) current financial assets of $0.5 million, which corresponds to current restricted cash. Long term restricted cash amounts to $4.8 million and is classified in other non-current
financial assets.
Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $108.7 million as of December 31, 2021. Current financial assets denominated in U.S. Dollars amounted to $0.5 million as of December 31, 2021.

Historical Changes in Cash Flows
The table below summarizes our sources and uses of cash for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,

	2019	2020	2021
	($ in thousands)
Net cash flows provided by (used in) operating activities	(69,142)	(80,262)	(104,562)
Net cash flows provided by (used in) investing activities	(35,872)	(54,342)	7,279
Net cash flows provided by (used in) financing activities	(3,862)	27,322	47,525

Total	(108,876)	(107,282)	(49,758)

Effect of exchange rate changes on cash	(2,103)	7,908	(5,754)
Year Ended December 31, 2021
The net cash flows used in operating activities are mainly due to Cellectis cash payments of $61.5 million to suppliers, wages and social expenses of $49.9 million, Calyxt operating payments net of receipts of $19.8 million, partially offset by $8.9 million of tax credit, the collection of two Allogene milestone payments for $10.0 million, $2.0 million of licensing revenue at Cellectis, and $5.7 million of taxes and others.
The net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $19.7 million, including $5.8 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $12.6 million relates to the new commercial manufacturing facility in Raleigh, North Carolina, $0.2 million relates to our innovation center in New York, and the remainder attributable to investing activity in the Plants segment, offset by $27.0 million of current and non-current
financial assets variation.
The net cash provided by financing activities reflects mainly the net proceeds of $44.6 million from sales under the Cellectis
ATM-program
in April 2021, the net proceeds of $3.9 million from sales under the Calyxt
ATM-program
over the past quarter, the collection of $11.8 million of proceeds from stock option exercises and is partially offset by the payments of lease debts for $12.5 million as well as $0.3 million of interest paid on the “PGE” loan along with interests paid on a loan with our landlord in
New-York.
Year Ended December 31, 2020
The net cash flows used in operating activities are mainly due to Cellectis cash payments of $44.3 million to suppliers, wages and social expenses of $33.4 million and Calyxt operating activities of $43.7 million, offset by $28.5 million of payments received from Servier pursuant to the Servier License Agreements, $4.7 million from our licensing and other collaboration agreements, $7.9 million of R&D credit received and $0.5 million of other income.
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
Operating capital requirements—Cellectis S.A.
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
Based on the current operating plan and financial projections, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $176.5 million as of December 31, 2021 will fund its therapeutic operations into early 2024.

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
Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

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
Cellectis’ Contractual Obligations and Commitments
As of December 31, 2021, Cellectis had the following contractual obligations:

As of December 31, 2021	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreements	108,312	12,855	24,728	20,281	50,447
License and collaboration agreements	17,580	1,530	3,060	3,060	9,930
Clinical & Research and Development agreements	444	444	—	—	—
IT licensing agreements	1,101	445	655	—	—
State Guaranteed loan « PGE »	21,016	2,246	10,477	8,294	—
Loan to finance leasehold improvements	1,367	108	241	279	739

Total contractual obligations	149,821	17,629	39,162	31,914	61,116

Cellectis’ short-term and long-term material requirements are reflected in the table above and mainly relate to:

•
Lease agreements regarding Cellectis’ corporate headquarter in Paris, France, its administrative and research and development facility in New York, New York, and its manufacturing facilities in Paris, France, and Raleigh, North Carolina, as well as leased equipment for $108.3 million, of which $12.9 million are payable in 2022,

•
License and collaboration agreements with third parties that subject the Company to certain fixed license fees, as well as fees based on future events, such as research and sales milestones for $17.6 million, of which $1.5 million are payable in 2022,

•	Clinical and research agreements for $0.4 million, payable in 2022,

•	IT licensing agreements for $1.1 million, of which $0.4 million are payable in 2022,

•	A state Guaranteed loan “PGE” of $21.0 million, of which $2.2 millions are payable in 2022,

•	And a loan to finance leasehold improvements of $1.4 million, of which $0.1 million are payable in 2022
An analysis as to Cellectis’ ability to meet these requirements is provided under the caption “Operating capital requirements – Cellectis S.A.”, discussed above.

Operating capital requirements—Calyxt, Inc.
Calyxt has incurred losses since its inception and its net loss was $29.2 million for the year ended December 31, 2021, and it used $18.8 million of cash for operating activities for the year ended December 31, 2021. Calyxt’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to Calyxt under applicable SEC regulations, from the capital markets, including under its ATM Facility.
As of December 31, 2021, Calyxt had $14.4 million of cash, cash equivalents, and restricted cash. Calyxt’s restricted cash is associated with its equipment financing leases and was $0.6 million as of December 31, 2021, with $0.5 million scheduled to be returned in December 2022. Calyxt’s current liabilities were $4.9 million as of December 31, 2021.
In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses from its February 2022 Offering.
Calyxt has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Over the longer term and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, which Calyxt expects to be more readily available if Cellectis were to own less than 50 percent of Calyxt’s common stock, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, additional capital may not be available on reasonable terms, if at all.
For example, based on Calyxt’s public float, as of the date of the filing of its annual report on Form 10-K for the year ended December 31, 2021, Calyxt is only permitted to utilize a “shelf” registration statement, including the registration statement under which Calyxt’s the ATM Facility is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules. Although alternative public and private transaction structures are expected to be available, these may require additional time and cost, may impose operational restrictions on Calyxt, and may not be available on attractive terms.
Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue. Calyxt’s cash, cash equivalents, and restricted cash as of December 31, 2021, considering its plan to continue to invest in the growth and scaling of its BioFactory production system and AIML capabilities and the $10.0 million of net proceeds from the February 2022 Offering, is sufficient to fund its operations into late 2022. Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern because it anticipates that it will need to raise additional capital to support this business plan for a period of 12 months or more from the date of this filing.
If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms, Calyxt’s management may be required to implement various cost reduction and other cash-focused measures to manage liquidity and Calyxt may have to significantly delay, scale back, or cease operations, in part or in full. If Calyxt raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of Calyxt’s shares of common stock, including those that we own. Any of these events could significantly harm Calyxt’s business, financial condition, and prospects.
Calyxt’s financing needs are subject to change depending on, among other things, the success of its product development efforts, the effective execution of its business model, its revenue, and its efforts to effectively manage expenses. The effects of the COVID-19 pandemic, other macroeconomic events, and potential geopolitical developments on the financial markets and broader economic uncertainties may make obtaining capital through equity or debt financings more challenging and may exacerbate the risk that such capital, if available, may not be available on terms acceptable to Calyxt.

Calyxt’s Contractual Obligations and Commitments
As of December 31, 2021, Calyxt had the following contractual obligations:

•
Liability for minimum lease payments for its corporate headquarters and lab facilities and equipment leases due within the next five years in an aggregate amount of $7.7 million, of which $1.7 million is payable in 2022;

•	Remaining severance obligation to Mr. Blome, its former Chief Executive Officer, due within the next two years in an aggregate amount of $1.8 million, of which $1.1 million is payable in 2022.
Sale-Leaseback of Headquarters and Lab Facility
In September 2017, Calyxt consummated a sale-leaseback transaction with a third party for its corporate headquarters and lab facilities.
Calyxt’s headquarters facility is comprised of a 44,000 square-foot office and lab building, the first pilot BioFactory production system, greenhouses, and outdoor research plots. Calyxt is deemed the owner for accounting purposes. The lease has a term of twenty years with four options to extend its term for five years each subject to there being no default under the lease terms beyond any cure period and Calyxt occupying the property at the time of extension. In 2017, Calyxt received $7.0 million in connection with the sale of the land and uncompleted facility.
The lease commenced in May 2018. Under the lease, Calyxt pays an annual base rent of eight percent of the total project cost with scheduled increases in rent of 7.5 percent on the sixth, eleventh, and sixteenth anniversaries of the start of the lease commencement as well as on the first day of each renewal term. Currently, Calyxt pays an annual base rent of $1.4 million.
Calyxt is also responsible for all operating costs and expenses associated with the property. If the landlord decides to sell the property, Calyxt has a right of first refusal to purchase the property on the same terms offered to any third party.
Concurrent with entering the lease, Cellectis guaranteed all of Calyxt’s obligations under the lease agreement. Cellectis’ guarantee of Calyxt’s obligations will terminate at the end of the second consecutive calendar year in which its tangible net worth exceeds $300 million, as determined in accordance with generally accepted accounting principles. At a point when Cellectis owns 50 percent or less of Calyxt’s outstanding common stock, Calyxt has agreed to indemnify Cellectis for any obligations incurred by Cellectis under its guaranty of the obligations under the lease.

Sale-Leaseback of Equipment
Calyxt also has an equipment financing arrangement that is considered a financing lease. As of December 31, 2021, this arrangement requires aggregate payments of $0.6 million over the next 21 months. Calyxt was required to deposit cash and cash equivalent amounts equal to the future rent payments as required under Calyxt’s equipment lease facility. As of December 31, 2021, this restricted cash totaled $0.6 million, and a portion may be requested to be returned in each of December 2022 and December 2023.

C.	Research and Development, Patents and Licenses, etc.
Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2021, we had 281 employees engaged in research and development activities of which 245 are Cellectis employees and 36 are Calyxt employees. In the years ended December 31, 2019, 2020 and 2021 we spent $92.0 million, $87.0 million and $129.0 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.	Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Accounting Estimates.
Not applicable

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of March 3, 2022.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	57	Director, Chief Executive Officer and Co-Founder
Carrie Brownstein, MD	52	Chief Medical Officer
Steven Doares, Ph.D.	62	Senior Vice President of US Manufacturing
Philippe Duchateau, Ph.D.	59	Chief Scientific Officer
Kyung Nam-Wortman	52	Chief Human Resources Officer
Stephan Reynier	53	Chief Regulatory & Pharmaceutical Compliance Officer
David Sourdive, Ph.D.	55	Director, Deputy Chief Executive Officer, Executive Vice President, CMC and Manufacturing

Arthur Stril	33	Chief Business Officer
Marie-Bleuenn Terrier Bing Wang, Ph.D.	40 45	General Counsel Chief Financial Officer

Non-Employee Directors:
Jean-Pierre Garnier, Ph.D.	74	Chairman of the Board and Director
Laurent Arthaud	59	Director
Pierre Bastid	67	Director
Rainer Boehm	61	Director
Alain Godard	76	Director
Hervé Hoppenot	62	Director
Annick Schwebig, M.D. Donald A. Bergstrom	71 50	Director Observer
Executive Officers
André Choulika
, Ph.D., is one of the founders of Cellectis and served as Chief Executive Officer since the Company’s inception in 1999. He served as Chairman of our board of directors from 2011 to November 2020 and Chairman of the board of directors of Calyxt from August 2010 to July 2020. He is CEO and Chairman of Cellectis, Inc. since December 2014 and Cellectis Biologics, Inc. since January 2019. From 1997 to 1999,
Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was one of the inventors of nuclease-based genome editing technologies and a pioneer in the analysis and use of meganucleases to modify complex genomes. After receiving his Ph.D. in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. His management training is from the HEC (Challenge +). Since June 2019, Dr. Choulika served at the board of directors of Institut Pasteur. André Choulika was recently awarded Chevalier of the Légion d’Honneur in France.
Carrie Brownstein,
M.D. joined Cellectis in April 2020 as Chief Medical Officer, responsible for the clinical research and development and for the strategy and implementation of Cellectis’ clinical stage programs from candidate selection through commercialization. Since October 2021, Dr. Brownstein serves on the board of directors of Shattuck Lab, a public biopharmaceutical company. Before joining Cellectis, Dr. Brownstein was Vice President, Global Clinical Research and Development, Therapeutic Area Head for myeloid diseases at Celgene from March 2017 to April 2020. Prior to Celgene, Dr. Brownstein was Executive Director, Clinical Sciences Oncology at Regeneron Pharmaceuticals where she led teams investigating multiple early development programs and assets, including
T-cell
engaging bispecific antibodies, from August 2012 to March 2017. Dr. Brownstein started her industry career at
Hoffman-La
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
Philippe Duchateau
, Ph.D., joined Cellectis in 2001 to pioneer the field of genome engineering and has served as Chief Scientific Officer since
2012. After receiving his Ph.D. in 1993 in biochemistry and molecular biology at the Institut Pasteur (Lille, France), he completed a research fellowship from 1993 to 2001 at the University of California, San Francisco (United States) within the Cardiovascular Research Institute. He is co-inventor
of numerous patents in the field of nucleases and genome engineering and co-author
on more than 50 scientific publications and
co-editor
of one book entitled “Site-directed Insertion of Transgenes.” As head of Cellectis’s Research department since 2004, he helped to the development of the key Cellectis technologies.
Kyung
Nam-Wortman,
joined Cellectis in November 2020 as Executive Vice President, Chief Human Resources Officer, responsible to ensure that the Company advances its roadmap through the recruitment and retention of top talent. She also works to further develop and enhance Cellectis’ dynamic and inclusive culture, while optimizing the Company’s human resources function. Before joining Cellectis,
Ms. Nam-Wortman
was Senior Vice President, Head of Human Resources, Head of Information Technology, Facilities and Internal Communications at Achillion (acquired by Alexion in January 2020) since October 2014. Prior to her tenure at Achillion,
Ms. Nam-Wortman
was Vice President and Head of Global Talent and Organization Capability at Zoetis, where she supported the spin-off
of Pfizer’s animal health business unit through its IPO and was responsible for the stand up of Zoetis’ global talent management function to support the company’s growth worldwide. She also held various human resource leadership roles for Pfizer’s business units, divisions, and functions with regional and global accountabilities. In addition to her experience in biotech/biopharma,
Ms. Nam-Wortman
has 14 years of experience in the consulting industry focused on strategic and organization change management from Delta Consulting Group and IBM. She received her bachelor’s degree in marketing from New York University Stern School of Business and MS in human resources management / organization development from the New School of Social Research.
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
David Sourdive,
Ph.D., is a
co-founder
of Cellectis and has held the position of Executive Vice President, CMC and Manufacturing since 2021. Prior to that date, Dr. Sourdive served as Executive Vice President, Technical Operations since 2017 and Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. Since February 2014, Dr. Sourdive has also serveson the board of directors of Mediterranean Institute for Life Sciences (MEDILS). He is a member of the board of directors of Exeliom S.A.S. since September 2019, Cell-Easy S.A.S since February 2021, and Mablink SAS since April 2021. From December 2018 to December 2021, he has served on the board of directors of Enobraq SAS. From 2017 to May 2020, Dr. Sourdive has served on the board of directors of Omics S.A.S. From June 2015 to December 2019, he has served on the board of directors of Eukarÿs S.A.S. He previously served on the boards of directors of Cellectis AB, Medicen Paris Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological
T-cell
memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +).

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
Marie-Bleuenn Terrier
joined Cellectis as Legal Counsel in 2008, and was appointed General Counsel in 2013. Prior to joining Cellectis, she worked as Legal Counsel for Pfizer from 2004 to 2006, and for Boehringer-Ingelheim from 2006 to 2008. Marie-Bleuenn Terrier has also served as Secretary of our board of directors since 2015. Since July 2020, Mrs. Terrier served as president of Standing Ovation S.A.S. She holds a Master’s degree in Law from the Panthéon La Sorbonne University in Paris.
Bing Wang
, Ph.D. joined Cellectis in February 2022 as Chief Financial Officer. Before joining Cellectis, from March 2016 to December 2021, Mr. Wang was chief executive officer and director of Refuge Biotechnologies, Inc., a private cell immuno-oncology biotechnology company co-founded
by him. Prior to his tenure at Refuge Biotechnologies, Inc., Mr. Wang was director of healthcare investment banking at Barclays Capital, Inc. and served on the board of director of KPB Biosciences from August 2017 to October 2018.
Since April 2019, he served on the advisory board of the Healthcare and Pharmaceutical Management Program at Columbia Business School. Mr. Wang holds a Bachelor of Science in Applied Physics from Columbia University and Ph.D. in Electrical Engineering from Princeton University, and a MBA from Columbia Business School.
Non-employee
Directors
Jean-Pierre Garnier,
M.D., has served as a member and Chairman of our board of directors since November 2020. Since 2018, Dr. Garnier has served as chairman of the board of directors of Carmat, a public company based in France. Since 2015, Dr. Garnier serves as director of the board of Radius Therapeutics, a public pharmaceutical company and, since 2019, he serves as lead director of the board of directors of Carrier Global Corp., a public company (has has been director of that company since 1998). He is currently a member of the Paul Newman Own Advisor Board. From 2017 to 2020, Dr. Garnier was Chairman of Idorsia, a public bio-technology
company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology
company, sold for $30 billion to Johnson & Johnson. From 2008 to 2010, Dr. Garnier served as Chief Executive Officer of Pierre Fabre, from 2000 to 2008 he served as Chief Executive Officer and Executive Member of the Board of Directors of GlaxoSmithKline plc, and in 2000, he was Chief Executive Officer of SmithKline Beecham plc. Dr. Garnier has served as board member of Renault S.A., from 2008 to 2016, United Technologies Corporation from 1997 to 2019, and Max Planck Institute from 2013 to 2019. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar. He was recently promoted from Chevalier to Officier de la Légion d’Honneur of France.
Laurent Arthaud
has served as a member of our board of directors since October 28, 2011. Mr. Arthaud is the Managing Director of Life
Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Kurma Life Sciences Partners, Adocia, Sparingvision, Aledia, Ribogenics, Inc. and Enyo Pharma. Since July 2020, Mr. Arthaud served at the board of directors of Calyxt, representing Cellectis. Since 2021, Mr. Arthaud served at the board of directors of ArgoBio. He previously served at the Calyxt’s board of directors from July 2017 to May 2019. He served on the board of directors of TxCell from 2012 to 2018, on the board of directors of Emertee Gestion from 2006 to 2016, and on the board of directors of Scynexis, Inc. from 2000 to 2015. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique.
Pierre Bastid
has served as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years of experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving on the board of directors of Pharnext (a biotechnology company), Carmat S.A., and DCTV Center
New-York,
and is a director/manager of a series of his owned investment and private equity companies and was Chairman of Z Nautic SAS from November 2019 to January 2020. Mr. Bastid also advises a number of investment and private equity firms. Mr. Bastid was previously a trustee of the Juilliard School of Music and other non-profit
organizations based in the United States.

Rainer Boehm
has served as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is the founder and owner of Rainer
Boehm GmbH and is currently serving on the board of directors of Humanigen, Inc. since February 2018, Nordic Nanovector SA since July 2018, BioCopy AG since February 2020, and since January 2022, Berlin Cure AG. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. At Novartis, he led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma from 2010 to 2017, as well as ad interim CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.
Alain Godard
has served as a member of Cellectis’ board of directors since 2007. Since March 2020, he served as director of Cineart, a cultural organization. Since 2020, he served at the board of directors of Micropep Technologies, a private agricultural chemicals company. From July 2017 to May 2019, Mr. Godard served at the board of directors of Calyxt. He joined the French chemical group
Rhône-Poulenc
in 1975 where he held various management positions in France and abroad before becoming CEO of the agrochemical subsidiary in 1991. In 1999 he was directly involved in the merger of
Rhône-Poulenc
and Hoechst to create Aventis and was appointed CEO of the Aventis CropScience subsidiary with a significant involvement in seeds and agricultural biotechnology. He left Aventis in 2002 to create a consulting company, SARL Godard & Co., specialized in agriculture and biotechnology, where he has served as Chief Executive Officer since 2009. Until 2016, Mr. Godard also served on the board of directors of Fermentalg S.A. He is a graduate of the Ecole Nationale Supérieure Agronomique de Toulouse and began his agronomy career in 1967 in Africa as a researcher at the
Institut de Recherche pour les Huiles et Ol
é
agineux
.
Hervé Hoppenot
has served as a member of Cellectis’ board of directors since 2017. He serves as President and Chief Executive Officer of Incyte
Corporation since 2014, and was appointed Chairman of the Board of Directors in 2015. Incyte is one of the fastest growing biopharmaceutical companies in the U.S. Prior to joining Incyte, Mr. Hoppenot was the President of Novartis Oncology, which included $11 billion in global sales, the largest oncology pipeline in the industry and 8000 employees in 50 countries. Prior to joining Novartis in 2003, Mr. Hoppenot started his career in 1983 with Rhone Poulenc, later known as Aventis, where he served in several senior roles of increasing responsibility, including Vice President of Oncology and Head of the US Oncology business unit. He and his family are dual citizens of France and the United States, having moved to the U.S. in 1991. Mr. Hoppenot is, since November 2021, on the board of directors of NPower.
Annick Schwebig
, M.D., has served as a member of our board of directors since October 28, 2011. In 2000, she founded the French subsidiary of
Actelion, of which she is a Senior Advisor. She formerly served as the General Manager of Actelion from 2000 to 2016. She is also a director of Inventiva Pharma, a biopharmaceutical company, and B Cell Design, a biotechnologies company. A graduate of the University of Paris medical school, Dr. Schwebig worked as a senior manager at the biopharmaceuticals company Bristol-Myers Squibb for 17 years from 1983 to 2000.
Donald A. Bergstrom
, M.D., Ph.D., has served as observer on Cellectis’ Board of Directors since November 2021. Dr. Bergstrom, currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a public clinical-stage precision medicines company. Prior to his tenure at Relay Therapeutics, from January 2014 to March 2018, Dr. Bergstrom was Chief Medical Officer at Mersana Therapeutics, where he led the advancement of two products based on Mersana’s proprietary antibody-drug conjugate platform through non-clinical
development and into Phase 1 clinical trials. Prior to Mersana, he was Global Head of Translational and Experimental Medicine at Sanofi Oncology. At Sanofi, Dr. Bergstrom held roles of increasing responsibility at Merck Research Laboratories, culminating in his role as Oncology Franchise Lead, Experimental Medicine. Since April 2021, Dr. Bergstrom serves on the Board of Directors at Fusion Pharmaceuticals, a public biotechnologies company. Dr. Bergstrom holds an M.D. from the University of Washington, Seattle, and a Ph.D. from the Fred Hutchinson Cancer Research Center, where he also completed his post-doctoral training. He was a resident in clinical pathology at the University of Washington.

Board Diversity
The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers		10

	Female	Male	Non- Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ +	0
Did Not Disclose Demographic Background	0
Family Relationships
While there are no family relationships among any of our executive officers or directors, Dr. Choulika and Ms. Terrier are domestic partners.

B.	Compensation
Compensation of Directors and Executive Officers
The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2021, was $6.6 million. For the year ended December 31, 2021, 495,000 stock options with an exercise price of €19.44 per ordinary share, 27,465 stock options with and exercise price of €16.07 per ordinary share, and 35,000 stock options with and exercise price of €12.69 per ordinary share were issued to executive officers as compensation under the 2018 Stock Option Plan and 119,000 free shares were issued to executive officers as compensation under the Second Free Shares 2018 Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $38,777 for the year ended December 31, 2021.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of- pocket expenses*	Equity awards granted in 2021
A. Choulika	$879,062	—	—	155,000 SO 33,000 free shares
D. Sourdive	$580,278	—	—	34,000 SO 7,000 free shares
J.P. Garnier	—	—	—	27,465 SO
L. Arthaud	—	—	—	—
P. Bastid	—	$88,763	—	—
R. Boehm	—	$71,010	—	—
D. Bergstrom	—	$21,040	—	—
A. Godard	—	$88,763	$452	—
H. Hoppenot	—	$82,845	$9,406	—
A. Schwebig	—	$82,845	—	—

*	The conversation rate used is the average rate of the period
Service Agreements
Mr. Godard, a member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy, especially in the field of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2019, 2020 and 2021 amounted to $71 thousand, $58 thousand and $71 thousand respectively. No balances were outstanding at the end of each of the fiscal years.
Change of Control Benefits
We seek to balance the potential costs of change of control provisions with the costs that would arise from fear of job loss and other distractions that may result from potential, rumored or actual changes of control.
As a result, after careful evaluation of the implications and economics of a change of control plan, on September 4, 2014, our board of directors adopted a change of control plan, which was amended by our board of directors on December 11, 2014 applicable to certain of our executive officers and several of our senior employees. On March 4, 2020 and November 5, 2020, our board of directors decided to extend the benefits of the change of control plan adopted in 2014 to also cover any members of the Cellectis executive committee not already covered by the plan adopted in 2014.
Accordingly, as of the date of this Annual Report, the change of control plan applies with respect to each member of the executive committee of Cellectis: Dr. Choulika (Chief Executive Officer and director), Dr. Bing Wang (Chief Financial Officer), Dr. Carrie Brownstein (Chief Medical Officer), Dr. Steve Doares (Senior Vice President, US Manufacturing and Site Head), Dr. Phillippe Duchateau (Chief Scientific Officer), Ms. Kyung
Nam-Wortman
(Executive Vice President, Chief Human Resources Officer), Mr. Stephan Reynier (Chief Regulatory and Compliance Officer), Dr. David Sourdive (Executive Vice President CMC and manufacturing and director), Mr. Arthur Stril (Chief Business Officer) and Ms. Marie-Bleuenn Terrier (General Counsel). The change of control plan also applies to Ms. Delphine Jay (Human Resources Director), and Dr. Laurent Poirot (Senior Vice President Immunology).
Pursuant to the change of control plan, a severance package shall be paid if, within the
36-month
period following a change of control of Cellectis S.A., one of the following triggering events occurs, in each case, without the agreement of such executive or employee:

•	termination (including by non-renewal) of such person’s employment other than for gross misconduct ( faute lourde ); and

•	for any non-employee officer or US officer, any material reduction of such executive’s duties or cash compensation.
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
As of December 31, 2021, no employee warrants were outstanding.
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
As of December 31, 2021, 896,225
non-employee
warrants exercisable for an aggregate of 896,225 ordinary shares at a weighted average exercise price of €27.18 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof.
Free Shares
Under our 2012, 2013, 2014, 2015, 2018, Second 2018 and 2021 Free Share Plans, or collectively the Free Shares Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2021 Free Share Plan, was adopted by our board of directors on August 5, 2021 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 1, 2021.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chief Executive Officer and Deputy Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.
Our board of directors has the authority to administer the Free Share Plans.
Pursuant to the shareholders authorization dated June 1, 2021, the maximum aggregate number of ordinary shares, which may be issued is 1,136,370, provided that our board of directors or the Chief Executive Officer acting upon delegation of the board of directors may decide of new grant of free shares only under our current 2021 Free Share Plan, with a maximum aggregate amount as of the date of this Annual Report of 568,185 ordinary shares that may be issued. As of the date of this Annual Report, 547,760 ordinary shares remain available for issuance under the 2021 Free Share Plan.
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
For the 2021 Free Share Plan, our shareholders have determined that the vesting period must be at least three years from the date of grant with no holding period applicable.
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
Stock Options
Under our 2015, 2016, 2017, 2018 and 2021 stock options plans, or collectively the Stock Options Plans, we have granted stock options to certain of our employees and officers. Our current plan, the 2021 Stock Option Plan, was adopted by our board of directors on August 5, 2021 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 1, 2021.
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

Pursuant to the shareholders authorization dated June 1, 2021, the maximum aggregate number of ordinary shares, which may be is 1,136,370, provided that our board of directors may decide of new grant of options only under our current 2021 Stock Option Plan with a maximum aggregate of 568,185 ordinary shares that may be optioned and issued. Incentive Stock Options and
Non-qualified
stock options may be granted under the Stock Option Plans. As of the date of this Annual Report, 527,235 ordinary shares remain available under the current 2021 Stock Option Plan.
Stock Options may be granted to any individual employed by us or by any affiliated company. Stock Options may also be granted to our Chairman, our general manager and to our deputy general managers. No stock option may be granted to a beneficiary holding more than 10% of our share capital.
Our board of directors has the authority to administer and interpret the Stock Option Plans. Subject to the terms of the Stock Option Plans, our board of directors, or the Chief Executive Officer acting upon delegation of the board of directors, determines the recipients, the dates of grant, the exercise price of the stock options, the number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting period. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the Stock Option Plans will generally be 10 years from the date of grant. Further, Stock Options will generally terminate on the earlier of when the beneficiary ceases to be an employee or the Company or upon certain transactions involving the Company. Under the 2015, 2016, 2018 and 2021 Stock Options Plans, in the event of a voluntary retirement of the beneficiary, the beneficiary will continue to benefit from the options which may be exercised according to the vesting schedule decided by the board during the grant of the corresponding options until their expiration date.
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

During the year ended December 31, 2021:
Cellectis S.A.

•	700 free shares have been granted to a new employee in November 2021 under the 2021 Free Share Plan and are under the vesting period of three years;

•	1,300 stock options have been granted a new employee in November 2021 under the 2021 Stock Option Plan and are under the vesting period of four years;

•	2,100 free shares have been granted to a new employee in November 2021 under the 2021 Free Share Plan and are under the vesting period of three years;

•	4,500 stock options have been granted to a new employee in November 2021 under the 2021 Stock Option Plan and are under the vesting period of four years;

•	4,500 free shares have been granted to a new employee in October 2021 under the 2021 Free Share Plan and are under the vesting period of three years;

•	9,000 stock options have been granted to a new employee in October 2021 under the 2021 Stock Option Plan and are under the vesting period of four years;

•	12,975 free shares have been granted to certain of our employees in September 2021 under the 2021 Free Share Plan and are under the vesting period of three years;

•	25,950 stock options have been granted to certain of our employees in September 2021 under the 2021 Stock Option Plan and are under the vesting period of four years;

•
158,000 free shares have been granted in May 2021 under the Second 2018 Free Share Plan with a minimum vesting period of three years. These free shares have been granted to a large number of our employees of which 16,000 free shares have been granted to our Chief Medical Officer, our Senior Vice President of US Manufacturing and our Chief Regulatory and Compliance Officer, under non-market
performance vesting conditions and with a minimum vesting period of three years;

•
35,000 stock options have been granted to certain of our officers in May 2021: our Chief Medical Officer, our Chief Regulatory and Compliance Officer and our Senior Vice President of US Manufacturing, under the 2018 Stock Option Plan and are under the vesting period of four years;

•	2,000 free shares have been granted to a new employee in May 2021 under the 2018 Free Share Plan and are under the vesting period of three years;

•	3,500 stock options have been granted to a new employee in May 2021 under the 2018 Stock Option Plan and are under the vesting period of four years;

•	27,465 stock options have been granted to one of our officers (our chairman of the board of directors) in April 2021 under the 2018 Stock Option Plan and are under the vesting period of four years;

•
330,041 free shares have been granted to certain of our employees in March 2021 under the Second 2018 Free Share Plan and are under a vesting period of three years; of which 103,000 free shares have been granted to our Executive Officers, under non-market
performance vesting conditions;

•
924,520 stock options have been granted to certain of our employees in March 2021 under the 2018 Stock Option Plan and are under the vesting period of four years, of which 495,000 stock option have been granted to our Executive Officers.

Calyxt,
During the year ended December 31, 2021, our subsidiary Calyxt granted options, restricted stock unit and performance stock unit representing a 4.6% interest to a group of its employees, directors, executive officers and consultants, which includes awards, in connection with the appointment of Michael A. Carr as Calyxt’s president and chief executive officer, of:

•
stock options for the purchase of 200,000 shares of Calyxt’s common stock and 50,000 restricted stock units granted under Calyxt’s 2017 Omnibus Incentive Plan, in each case vesting in equal installments on the first three anniversaries of Mr. Carr’s start date at Calyxt; and

•
performance stock units to acquire up to 600,000 shares of Calyxt’s common stock, which will vest based on Calyxt’s achievement for a period of 30 consecutive calendar days of specified trading price levels during a three-year performance period following the grant date, granted under a one-time
inducement plan.

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
We currently have nine directors and one board observer. The following table sets forth the names of our directors and board observer, the years of their initial appointment and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Pierre Garnier, M.D.	Chairman and Director	2020	2023
André Choulika, Ph.D.	Director and CEO	2000	2024
David Sourdive, Ph.D.	Director and Deputy CEO	2000	2024
Alain Godard	Director	2007	2024
Pierre Bastid	Director	2011	2023
Laurent Arthaud	Director	2011	2023
Annick Schwebig, M.D.	Director	2011	2023
Hervé Hoppenot	Director	2017	2023
Rainer Boehm	Director	2017	2023
Donald A. Bergstrom	Observer	2021	2024
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
Corporate Governance Practices
As a French
société anonyme
, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our
By-laws
require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.
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
In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33
1/3
% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our
By-laws
provide that when first convened, general meetings of shareholders may validly deliberate only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote and the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
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
Compensation Committee
. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Godard and Dr. Schwebig. The principal duties and responsibilities of our compensation committee include, but are not limited to:

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
As of December 31, 2021, we had 300 employees (excluding employees of Calyxt), 294 of whom are full-time, 66 of whom hold M.D, Ph.D. or Pharm.D. degrees, 245 of whom were engaged in research and development activities and 55 of whom were engaged in business development, commercial, legal, finance, information systems, human resources or administrative support. As of December 31, 2021, 170 of our employees were located in France and 130 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

As of December 31, 2021, Calyxt had 55 employees, 36 of whom were in R&D. Calyxt’s multidisciplinary R&D team includes experts in AIML, biochemistry, bioinformatics, biology, chemistry, genetics and genetic engineering, molecular biology, plant physiology, tissue culture techniques, and other related fields. None of Calyxt’s employees are represented by a labor union or covered by a collective bargaining agreement. Calyxt considers its relationship with employees to be good.

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 14, 2022 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 14, 2022. The percentage ownership information shown in the table is based upon 45,484,310 ordinary shares outstanding as of December 31, 2021.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 14, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Baillie Gifford & Co. (1)	4,335,883	9.53%
Bpifrance Participations (2)	3,686,287	8.10%
ARK Investment Management LLC (3)	2,941,556	6.47%
Pfizer, Inc. (4)	2,787,024	6.13%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D. (5)	2,081,134	4.58%
David Sourdive, Ph.D. (6)	1,813,160	3.99%
Philippe Duchateau, Ph.D. (7)	701,526	1.54%
Marie-Bleuenn Terrier (8)	683,441	1.50%
Stephan Reynier (9)	322,041	*
Arthur Stril (10)	21,312	*
Carrie Brownstein (11)	98,500	*
Steven Doares (12)	14,874	*
Kyung Nam-Wortman (13)	14,906	*
Alain Godard (14)	238,724	*
Pierre Bastid (15)	2,082,191	4.58%
Laurent Arthaud	—	*
Annick Schwebig, M.D. (16)	202,115	*
Hervé Hoppenot (17)	40,000	*
Rainer Boehm (18)	40,000	*
Jean-Pierre Garnier (19)	7,581	*
Donald A. Bergstrom	—	*
All directors and executive officers as a group (17 persons)	8,361,505	18.38%

*	Represents beneficial ownership of less than one per cent.
(1)
Amounts beneficially owned by Baillie Gifford & Co. were reported pursuant to a Schedule 13G amendment filed with the SEC on January 11, 2022 by “Baillie Gifford & Co.” The
address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN.

(2)
Consists of (a) 3,686,287 ordinary shares and 6,565,787 voting rights beneficially owned by Bpifrance Participations S.A., (b) 3,961,387 ordinary shares and 6,840,887 voting rights beneficially owned by Caisse des Dépôts, (c) 3,686,287 ordinary shares and 6,565,787 voting rights beneficially owned by EPIC Bpifrance and (d) 3,686,287 ordinary shares and 6,565,787 voting rights beneficially owned by Bpifrance S.A. Bpifrance Participations S.A., EPIC Bprifrance and Bprifrance S.A.’s address is
27-31,
avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Caisse Dépôts’ address is 56, rue de Lille, 75007 Paris, France.

(3)
Amounts beneficially owned by ARK Investment Management LLC were reported pursuant to a Schedule 13G amendment filed with the SEC on February 9, 2022 by ARK Investment Management LLC. ARK Investment Management LLC’s address is 3 East 28th Street, New York, NY 10016.

(4)
The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the entry into a research and collaboration agreement between Pfizer Inc. and Cellectis S.A.

(5)
Includes 219,173 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 200,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 160,701 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 226,477 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 135,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 105,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan and 38,750 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.

(6)
Includes 175,343 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 175,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 140,614 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 80,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 52,500 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan and 8,500. ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, Includes 703,041 shares held by Viveoo SARL.

(7)
Includes 131,508 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 150,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 120,526 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 169,858 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 30,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 52,500 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan and 8,500 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.

(8)
Includes 87,671 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 90,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 140,614 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 80,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 52,500 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan and 8,500 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.
(9)
Includes 39,452 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 58,856 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 67,609 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 52,500 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan and 8,500 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.

(10)
Includes 4,063 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan, 8,750 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan and 8,500 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.

(11)
Includes 70,000 ordinary shares that Mrs. Brownstein has the right to acquire pursuant to stock options granted in April 2020 under the 2018 Stock Option Plan, 8,500 ordinary shares that Mrs. Brownstein has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 20,000 ordinary shares that Mrs. Brownstein has the right to acquire pursuant to stock options granted in April 2020 under the 2018 Free Share Plan.

(12)
Includes 6,375 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in July 2020 under the 2018 Stock Option Plan and 8,500 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.

(13)
Includes 6,406 ordinary shares that
Mrs. Nam-Wortman
has the right to acquire pursuant to stock options granted in November 2020 under the 2018 Stock Option Plan and 8,500 ordinary shares that
Mrs. Nam-Wortman
has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan.

(14)
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

(16)
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

(17)	The ordinary shares include 40,000 non-employee warrants which are exercisable since October 11, 2018.
(18)	The ordinary shares include 40,000 non-employee warrants which are exercisable since October 11, 2018.
(19)	Includes 7,582 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in April 2021 under the 2018 Stock Option Plan.
None of our principal shareholders has voting rights different than our other shareholders.
As of June 30, 2021 and December 31, 2021, we estimate that approximately 45.9% and 42.8%, respectively, of our outstanding ordinary shares were held in the United States.

B.	Related Party Transactions
Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.
Transactions with Our Principal Shareholders, Directors and Executive Officers
Bpifrance, which is a shareholder of Cellectis, participated in a bank syndicate that provided Cellectis an €18.5 million state guaranteed loan (Prêt Garanti par l’Etat).
Agreements with Our Directors and Executive Officers
Director and Executive Officer Compensation
See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers and service agreement with Director.
Equity Awards
Since January 1, 2021, we have granted equity awards to certain of our directors and executive officers:

•	On March 4, 2021, we granted 495,000 stock options to our executive officers, with a vesting over four years.

•	On March 5,2021, we granted 103,000 free shares to our executive officers, with a vesting over three years and subject to performance conditions.

•	On April 13, 2021, we granted 27,465 stock options to the chairman of our board of directors, with a vesting between three and four years.

•
On May 28, 2021, we granted to certain of our executive officers 35,000 stock options with a vesting of four years, and 16,000 free shares with a vesting over three years and subject to performance conditions;

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
During fiscal year 2021, Calyxt made payments to us for services provided under the management services agreement of $0.1 million, which excludes direct re-invoicing
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
Dividend Distribution
Approval of Dividends
. Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting related to the statutory financial statements of Cellectis S.A.
Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $2.7 million on December 31, 2021). Moreover, the statutory accumulated deficit is $282.8 million as of December 31, 2021.
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
Distribution of Dividends
. Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.
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
On February 23, 2022, Calyxt consummated the placement to an institutional investor of (i) 3,880,000 shares of Calyxt common stock,
(ii) pre-funded
warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock. The shares of common stock and the pre-funded
warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded
warrant sold. The
pre-funded
warrants have an exercise price of $0.0001 per share of Calyxt common stock and the common warrants have an exercise price of $1.41 per share of Calyxt common stock. The pre-funded
warrants became immediately exercisable and remain exercisable until exercised, while the common warrants will be exercisable beginning on August 23, 2022 and will have a term of five years from such date of exercisability. The aggregate public offering price for each share of common stock or each pre-funded
warrant and, in each case, an accompanying common warrant was $1.41, resulting in approximately $10.0 million of net proceeds to Calyxt, after underwriting discounts and expected expenses.

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
Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested
. Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the board of directors, excluding the vote of the interested director.
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
Directors’ Compensation.
The aggregate amount of compensation (formerly named “jetons de présence”) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority of the votes cast. In addition, the board of directors may grant exceptional compensation (“rémunérations exceptionnelles”) to a director on a case-by-case
basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.
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
Directors’ Share Ownership Requirements.
None.
Rights, Preferences and Restrictions Attaching to Ordinary Shares
Dividends
. We may only distribute dividends out of our “
distributable profits
,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. “
Distributable profits
” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below under “—Legal Reserve”).
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
Rights to Share in the Surplus in the Event of Liquidation
. If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be used to repay in full the par value of our outstanding shares. Any surplus will then be distributed among shareholders proportionally to their shareholding in our company.
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
Special Voting Rights of Warrant Holders
Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.
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
The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda. To better understand the voting rights of the ADSs, you should carefully read the section of this Annual Report titled “—
Risks Related to
Ownership of Our ADSs—Holders of our ADSs may not be able to exercise their right to vote the ordinary shares underlying such ADSs.”
Notice of Annual Shareholders’ Meetings.
Shareholders’ meetings are convened by our board of directors, or, failing that, by our statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person. Meetings are held at our registered offices or at any other location indicated in the convening notice. A meeting notice (
avis de réunion
) is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to the date of the shareholders’ meeting.
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
Changes in Share Capital
Increases in Share Capital
. Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (
délégation de compétence
) or the power (
délégation de pouvoir
) to carry out any increase in share capital in accordance with applicable laws.
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
Form, Holding and Transfer of Shares
Form of Shares
. Pursuant to our
By-laws,
shares may be held in registered or bearer form, at each shareholder’s discretion.
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
Holding of Shares
. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to applicable legal and regulatory provisions.
Ownership of Shares and ADSs by
Non-French
Persons
. Neither the French Commercial Code nor our
By-laws
presently impose any restrictions on the right of
non-French
residents or
non-French
shareholders to own and vote shares.
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
Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. No assurances may be given at this time as to our PFIC status for the taxable year ending December 31, 2022 or future taxable years. PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with any position we take regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.
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
period beginning 60 days before the
“ex-dividend
date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a
non-U.S.
corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for the taxable year ending December 31, 2022 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2021. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.
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
Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for taxable year ending December 31, 2022 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021.
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
Financial Transactions Tax
Pursuant to Article 235 ter ZD of the French Tax Code (
Code général des impôts
), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year.
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
Registration Duties
In the case where the TFT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (
acte
) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (
acte
).

As ordinary shares of Cellectis are listed on Euronext Growth market of Euronext in Paris, which is an organized market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written agreement (
acte
).
Although there is neither case law nor official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.
Wealth Tax
The French wealth tax (
impôt de solidarité sur la fortune
) has been repealed by the finance bill for 2018 (
loi de finances pour 2018
) dated December 30, 2017. It used to apply only to individuals and did not generally apply to securities held by a U.S. Holder who is a resident pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.
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

•
it has not held more than 25% of our dividend rights, known as “
droits aux bénéfices sociaux
” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and,

•
it has not transferred ordinary shares or ADSs as part of redemption by Cellectis, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as result, be subject to French dividend withholding tax. As an exception, a U.S Holder, established, domiciled or incorporated in a non-cooperative
State or territory as defined in Article
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
Foreign Currency Exchange Risk
We derive a significant portion of our revenues, including payments under our collaboration agreement with Allogene, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2021, our collaboration revenues would have increased by €3.0 million. Our exposure to currencies other than the U.S. dollar is negligible.
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
For the year ended December 31, 2021, our revenues denominated in U.S. dollars related to the Allogene and Cytovia collaboration agreements and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $108.7 million as of December 31, 2021. Current financial assets denominated in U.S. dollars amounted to $0.5 million as of December 31, 2021.

The net foreign exchange result for the fiscal year 2021 is a gain of $9.9 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.
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
Commodity Price Risk
Prior to Calyxt’s shift in business strategy, Calyxt’s primary exposure to market risk was commodity price sensitivity under its former soybean go-to-market
strategy. Calyxt was susceptible to changes in commodity market prices that could impact the selling price for grain inventories, which were carried at historical cost. Prior to the purchase, Calyxt also had market exposure associated with fixed price grain production agreements. Under this former strategy, Calyxt managed its exposure to changes in market prices by entering commodity hedges to convert fixed price grain inventories and fixed price grain production agreements to floating market prices. By executing these hedging strategies, Calyxt could closely match the expected economic terms of the grain sale with the market. In a rising market these positions resulted in losses, and in a falling market these positions resulted in gains once any losses, if any, are recaptured. At time of sale, the gains or losses on the commodity derivatives were realized and fully offset by gains or losses on the grain inventories. As a result of the wind-down of the soybean product line, Calyxt’s market risk related to commodity price sensitivity has been eliminated. As a result, Calyxt held no commodity derivative contracts as of December 31, 2021.

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
Depositary Payments for 2021
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
For the year ended December 31, 2021, Citibank, N.A., as Depositary, had made reimbursements to the Company of $253 thousand.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
Not applicable

ITEM 15.	CONTROLS AND PROCEDURES.

(a)
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule
13a-15(e))
as of the end of the period covered by this Form
20-F,
have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

(b)	Report of Management on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule
13a-15(f).
Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2021. Management’s assessment was based on the framework in “Internal Control – Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
Based on that assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.
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
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2021, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d)	We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2021.

ITEM 16.	RESERVED
Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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
Ernst & Young et Autres, or Ernst & Young LLP, has served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2020		2021

	($, in thousands)
Audit Fees	676	*	838	*
Audit-Related Fees	—		—
Tax Fees	—		—
Other Fees	—		—
Total	676		838

(*)	$306 thousand and $404 thousand for Cellectis and $370 thousand and $434 thousand for Calyxt, respectively for the years ended December 31, 2020 and 2021.
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
There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2020 or 2021.
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
As a French
société anonyme
, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our
By-laws
require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.
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
In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 331/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our
By-laws
provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. The reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
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
See pages
F-1
through
F-[63]
of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS
Not applicable.

ITEM 19.	EXHIBITS
Exhibit Index
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (status) of the registrant (English translation)				Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.1.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.1.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.2#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.3†#	Change of Control Plan, in effect as of November 5, 2020 (English translation)	20-F	001-36891	4.3	March 4, 2021

4.4†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.5†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.6†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.7†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.8†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.9†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.10†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.11†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.12†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.13†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.14†#	Second Free Share 2018 Plan	S-8 POS	333-227717	99.3	March 4, 2021

4.15†#	2021 Stock Option Plan	S-8	333-258514	99.1	Aug. 5, 2021

4.16†#	2021 Free Shares Plan	S-8	333-258514	99.1	Aug. 5, 2021

4.17#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.18#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.18.1#**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020	20-F	001-36891	4.26.1	March 5, 2020

4.19	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

4.19.1	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.19.2	Second Amendment to the Management Services Agreement Amendment dated January 29, 2020 between Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc.	20-F	001-36891	4.26.1	March 5, 2020

4.20	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.21	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30	March 12, 2019

4.21.1	Amendment No. 1 to Stockholders Agreement dated May 7, 2018 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891		March 5, 2020

4.22	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres				Filed herewith

101
The following materials from Cellectis S.A.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Interim Statements of Consolidated Financial Position, (ii) the Unaudited Statements of Consolidated Operations, (iii) the Interim Statements of Consolidated Comprehensive Income (Loss), (iv) the Interim Statements of Consolidated Cash Flows, (v) the Statements of Changes in Consolidated Shareholders’ Equity, and (vi) Notes to the Interim Consolidated Financial Statements.

104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.
**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements for the Years Ended December 31, 2019, 2020 and 2021:

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cellectis S.A.
Opinion on the Consolidated Financial Statements
We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2021 and 2020, and the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2022 expressed an unqualified opinion thereon.
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

Revenue recognition from contracts with customers

Description of the Matter
As discussed in the section “Collaboration agreements and licenses” of Note 3.1 “Revenues and other income” in the consolidated financial statements, the Company earns revenue under collaboration and license agreements with its customers, that consist of: the licensing of rights to technology, research and development programs, research and development cost reimbursements and royalties. Under certain collaboration and license agreements, the Company receives non-refundable
upfront payments and may receive milestone payments. For the year ended December 31, 2021, the Company recognized revenue from collaboration agreements and licenses of $30.0 million.

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

Based on its analysis, the Company determined that certain
non-refundable
upfront payments should be recognized as revenue when the performance obligation is satisfied. For performance obligations that are satisfied at a point in time, the Company recognizes revenue when control of the goods and/or services is transferred to the customer.

In 2021, the Company entered into an agreement modified by an amendment to a research collaboration and non-exclusive
license agreement which included a $20.0 million
non-refundable
upfront payment related to a
non-exclusive
license on a territory to develop and commercialize certain products. Based on its analysis, the Company determined that this non-refundable
upfront payment constituted a performance obligation that had been fully satisfied and recognized the revenue point in time in the year ended December 31, 2021.

Auditing the Company’s determination of the performance obligation in this amendment and the satisfaction of the performance obligations related to the non-refundable
upfront payment received in 2021 required a high degree of auditor judgment. The complexity consisted of determining if the performance obligation will be satisfied over time or was satisfied point in time.

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

To assess management’s conclusions regarding whether
non-refundable
upfront payments should be recognized as revenue during the year, our audit procedures included, among others, evaluating the appropriateness of the Company’s accounting analysis for the amendment by inspecting and analyzing the provisions of the initial license agreement and its amendment including consideration of the obligations of each party to the contract and the timing thereof. We inquired of operational, accounting, and executive management personnel and the Company’s in-house legal counsel to corroborate our understanding of both the nature and the timing of the goods and services transferred to the customer and assessed the disclosures in the related footnotes.

/s/ Ernst & Young et Autres
Ernst & Young et Autres has served as the Company’s auditor since 2012.
Paris-La
Défense
March 3, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cellectis S.A.
Opinion on Internal Control over Financial Reporting
We have audited Cellectis S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2021 and 2020, and the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2021 and the related notes, and our report dated March 3, 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young et Autres
Paris-La
Défense, March 3, 2022

Cellectis S.A.
STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
$ in thousands

		As of
	Notes	December 31, 2020	December 31, 2021
ASSETS
Non-current assets
Intangible assets	5	1,584	1,854
Property, plant, and equipment	7	71,673	78,846
Right-of-use assets	6	73,845	69,423
Non-current financial assets	8.2	7,007	6,524

Total non-current assets		154,109	156,647
Current assets
Inventories	9	1,606	—
Trade receivables	10.1	5,171	20,361
Subsidies receivables	10.2	10,703	9,268
Other current assets	10.3	29,643	9,665
Current financial assets	11.1	27,091	499
Cash and cash equivalents	11.2	241,148	185,636

Total current assets		315,362	225,429

TOTAL ASSETS		469,471	382,076

LIABILITIES
Shareholders’ equity
Share capital	15	2,785	2,945
Premiums related to the share capital	15	872,134	934,696
Currency translation adjustment		(4,089)	(18,021)
Retained earnings		(505,961)	(584,129)
Net income (loss)		(81,074)	(114,197)

Total shareholders’ equity - Group Share		283,795	221,293
Non-controlling interests		25,051	15,181

Total shareholders’ equity		308,846	236,474
Non-current liabilities
Non-current financial liabilities	12	28,836	20,030
Non-current lease debts	12	75,764	71,526
Non-current provisions	18	4,010	4,073
Other non-current liabilities		—	626

Total non-current liabilities		108,610	96,254

Current liabilities
Current financial liabilities		—	2,354
Current lease debts	12	6,696	8,329
Trade payables	12	24,609	23,762
Deferred revenues and contract liabilities	14	452	301
Current provisions	18	1,131	871
Other current liabilities	13	19,127	13,731

Total current liabilities		52,015	49,348

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		469,471	382,076

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.
STATEMENTS OF CONSOLIDATED OPERATIONS
For the year ended December 31
$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2019	2020	2021
Revenues and other income
Revenues	3.1	15,190	73,949	57,293
Other income	3.1	7,800	8,507	9,778

Total revenues and other income		22,990	82,456	67,071

Operating expenses
Cost of revenue	3.2	(11,392)	(36,275)	(31,360)
Research and development expenses	3.2	(92,042)	(86,950)	(129,030)
Selling, general and administrative expenses	3.2	(43,017)	(44,201)	(37,869)
Other operating income (expenses)		(91)	(467)	511

Total operating expenses		(146,542)	(167,893)	(197,748)

Operating income (loss)		(123,552)	(85,437)	(130,677)

Financial income	3.3	11,971	5,468	13,234
Financial expenses	3.3	(3,631)	(17,514)	(7,665)

Net Financial gain (loss)		8,340	(12,046)	5,570

Net income (loss)		(115,212)	(97,483)	(125,107)

Attributable to shareholders of Cellectis		(102,091)	(81,074)	(114,197)
Attributable to non-controlling interests		(13,121)	(16,409)	(10,910)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(2.41)	(1.91)	(2.55)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(2.41)	(1.91)	(2.55)
The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
For the year ended December 31
$ in thousands

	For the year ended December 31,
	2019	2020	2021
Net income (loss)	(115,212)	(97,483)	(125,107)

Actuarial gains and losses	(303)	(430)	240

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(303)	(430)	240

Currency translation adjustment	(5,714)	19,019	(15,238)

Commodity derivative contracts	17	—	—

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(5,697)	19,019	(15,238)

Total Comprehensive income (loss)	(121,212)	(78,894)	(140,106)

Attributable to shareholders of Cellectis	(108,356)	(62,952)	(127,890)
Attributable to non-controlling interests	(12,856)	(15,942)	(12,216)
The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.
STATEMENTS OF CONSOLIDATED CASH FLOWS
For the year ended December: 31
$ in thousands
We present our consolidated statements of cash flows using the indirect method:

		For the year ended December 31,
	Notes	2019	2020	2021
Cash flows from operating activities
Net income (loss)		(115,212)	(97,483)	(125,107)

Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		6,875	9,819	16,570
Net loss (income) on disposals		15	195	2
Net financial loss (gain)		(8,340)	12,046	(5,570)
Expenses related to share-based payments		26,880	16,736	13,118
Provisions		2,093	(2,366)	421
Other non-cash items		85	(17)	—

Gain upon the forgiveness of the Paycheck Protection Program loan				(1,528)
Realized foreign exchange gain (loss)		(59)	365	710
Interest (paid) / received (1)		6,867	2,271	985

Operating cash flows before change in working capital		(80,796)	(58,434)	(100,399)

Decrease (increase) in inventories		(2,627)	1,311	1,598
Decrease (increase) in trade receivables and other current assets		(2,674)	(8,338)	(5,832)
Decrease (increase) in subsidies receivables		7,359	(685)	654
(Decrease) increase in trade payables and other current liabilities		9,635	5,802	(444)
(Decrease) increase in deferred income		(39)	(19,918)	(139)

Change in working capital		11,654	(21,828)	(4,163)

Net cash flows provided by (used in) operating activities		(69,142)	(80,262)	(104,562)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		414	54	—
Acquisition of intangible assets		(45)	(567)	(13)
Acquisition of property, plant and equipment	7	(12,913)	(45,693)	(19,730)
Net change in non-current financial assets	8	(3,636)	(1,430)	431
Sale (Acquisition) of current financial assets	8	(19,692)	(6,706)	26,592

Net cash flows provided by (used in) investment activities		(35,872)	(54,342)	7,279

Cash flows from financing activities
Proceeds from the exercise of Cellectis stock options (2)	15	—	344	11,601
Proceeds from the exercise of Calyxt stock options	15	(469)	210	227
Increase in share capital Cellectis, net of transaction costs	15	—	—	44,638
Increase in share capital Calyxt, net of transaction costs	15	—	9,205	3,879
Increase in borrowings	12	—	24,170	—
Interest paid on financial debt				(355)
Payments on lease debts	12	(3,393)	(6,607)	(12,465)

Net cash flows provided by (used in) financing activities		(3,862)	27,322	47,525

(Decrease) increase in cash and cash equivalents		(108,876)	(107,282)	(49,758)

Cash and cash equivalents at the beginning of the year		451,501	340,522	241,148
Effect of exchange rate changes on cash		(2,103)	7,908	(5,754)

Cash and cash equivalents at the end of the period	8	340,522	241,148	185,636

(1)	In line with IAS 7.31, interests (paid) / received are presented separately
(2)
Proceeds from the exercise of Cellectis stock options exercised in December 2020 were collected in January 2021, generating a $6.0 million variance between the statement of consolidated cash flows and the statement of changes in consolidated shareholder’s equity.

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.
STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY
For the year ended December 31
$ in thousands, except share date

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non- controlling interests	Total Shareholders’ Equity

As of January 1, 2019		42,430,069	2,765	828,525	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss							(102,091)	(102,091)	(13,121)	(115,212)
Other comprehensive income (loss)					(5,973)	(292)		(6,265)	265	(6,000)

Total comprehensive income (loss)					(5,973)	(292)	(102,091)	(108,356)	(12,856)	(121,212)
Allocation of prior period loss						(78,693)	78,693
Capital Increase	15.1	35,600	2			(2)
Capital Increase Calyxt						(773)		(773)	304	(469)
Exercise of share warrants, employee warrants and stock options	16
Non-cash stock-based compensation expense	16			23,173				23,173	3,707	26,880
Other movements				2		(2)

As of December 31, 2019		42,465,669	2,767	851,700	(22,641)	(406,390)	(102,091)	323,345	32,125	355,471

As of January 1, 2020		42,465,669	2,767	851,700	(22,641)	(406,390)	(102,091)	323,345	32,125	355,471
Net Loss							(81,074)	(81,074)	(16,409)	(97,483)
Other comprehensive income (loss)					18,552	(430)		18,122	467	18,589

Total comprehensive income (loss)					18,552	(430)	(81,074)	(62,952)	(15,942)	(78,894)
Allocation of prior period loss						(102,091)	102,091
Exercise of stock options Calyxt (1)	16					136		136	74	210
Capital Increase Calyxt (2)						4,243		4,243	4,962	9,205
Transaction with subsidiaries						(1,461)		(1,461)	1,461
Exercise of share and employee warrants / stock-options Cellectis	16	314,517	18	6,101				6,119		6,119

Non-cash stock-based compensation expense	16			14,365				14,365	2,371	16,736
Other movements				(32)		32

As of December 31, 2020		42,780,186	2,785	872,134	(4,089)	(505,961)	(81,074)	283,795	25,051	308,846

As of January 1, 2021		42,780,186	2,785	872,134	(4,089)	(505,961)	(81,074)	283,795	25,051	308,846
Net Loss							(114,197)	(114,197)	(10,910)	(125,107)
Other comprehensive income (loss)					(13,932)	240	—	(13,693)	(1,306)	(14,999)

Total comprehensive income (loss)					(13,932)	240	(114,197)	(127,890)	(12,216)	(140,106)
Allocation of prior period loss						(81,074)	81,074
Exercise of stock options and capital increase Calyxt (1)						2,699		2,699	1,668	4,367
Capital Increase Cellectis (ATM)		2,415,630	143	46,811				46,954		46,954
Transaction costs (3)				(2,316)				(2,316)		(2,316)
Transaction with subsidiaries						(58)		(58)	58
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	16	288,494	17	5,597		(2)		5,612		5,612
Non-cash stock-based compensation expense	16			12,497				12,497	621	13,118
Other movements				(27)		27

As of December 31, 2021		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474

(1)	Corresponds to the impact of Calyxt stock options exercises during the period.
(2)
On October 20, 2020, Calyxt entered into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of Calyxt’s common stock, at a purchase price of $4.00 per share, in an
SEC-registered,
direct offering. The financing resulted in gross proceeds of $15.0 million before payment of all related fees and expenses. Cellectis purchased 1,250,000 shares in the offering for a value of $5.0 million, the proceeds of which are included in the net proceeds of approximately $14.0 million. Following the registered direct offering, as of December 31, 2020, Cellectis owned approximately 64.7% of Calyxt’s outstanding shares of common stock.

(3)	These costs correspond to the issuance costs related to Cellectis’ At-The-Market (“ATM”) financing program and were recorded as a reduction of share premium.
The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021
Note 1. The Company
Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.
We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor
T-cells
(“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.
Our UCART product candidates, based on gene-edited
T-cells
that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that
CAR-based
immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR
T-cells.
Our gene-editing technologies allow us to create allogeneic CAR
T-cells,
meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR
T-cells
will allow us to develop cost-effective,
“off-the-shelf”
products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.
Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases.
As of December 31, 2021, Cellectis S.A. also owns 61.8% of the outstanding shares of common stock of Calyxt, Inc., our plant-based plant-based synthetic biology company that leverages its proprietary PlantSpring
™
technology platform to engineer plant metabolism to produce innovative, high-value materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt is focused on developing these materials and products for customers in large and differentiated end markets including the cosmeceutical, nutraceutical, and pharmaceutical industries. Calyxt uses its PlantSpring technology platform for development of those plant-based chemistries, and will produce them in its proprietary BioFactoryTM production system. This strategic initiative was announced in October 2021.
Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group”.
COVID-19
Update
While implementing health and safety measures in response to the
COVID-19
pandemic, we continued to advance our proprietary allogeneic CART-cell programs during 2021.
Although the
COVID-19
pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its
AMELI-01,
BALLI-01
and
MELANI-01
clinical trials during 2021, and each of the trials currently continues to progress through its respective dose levels.
Despite the increasing availability of
COVID-19
vaccines, the
COVID-19
pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR
T-cell
programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct 14 patient follow-up
is expected to continue to be impacted by the
COVID-19
pandemic. The exact timing of delays and overall impact of the
COVID-19
pandemic to our business, preclinical studies, clinical trials and manufacturing activities is currently unknown, and we are monitoring the pandemic as it continues to evolve.
At Calyxt, during the year ended December 31, 2021, the
COVID-19
pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the
COVID-19
pandemic, governmental response measures (vaccination requirements and other mandatory health and safety requirements), and resulting disruptions could rapidly offset such improvements. Moreover, the long-term effects of the
COVID-19
pandemic on the financial markets and broader economy remain uncertain, which may make obtaining capital challenging and may exacerbate the risk that capital, if available, may not be available on terms acceptable to Calyxt. There continues to be significant uncertainty relating to the
COVID-19
pandemic and its long-term impact, and many factors could affect Calyxt’s results and operations, including, but not limited to, those described in Part I, Item 1A, “Risk Factors” of this report.

F-1
2

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.
Note 2. Accounting principles
2.1 Basis for preparation
The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2021 were approved by our Board of Directors on March 3, 2022.
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
Application of new or amended standards or new amendments
The following pronouncements and related amendments have been adopted by us from January 1, 2021 with significant impact on the Consolidated Financial Statements:

•	IFRS Interpretation Committee Decision on configuration or Customization Costs in a Cloud Computing Arrangement (IAS 38 Intangible Assets) (published on April 27, 2021). See note 5.
The following pronouncements and related amendments have been adopted by us from January 1, 2021 but had no significant impact on the Consolidated Financial Statements:

•
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

•	Amendments to IFRS 16 Leases: COVID-19-Related Rent Concessions (issued on March 31, 2021 and effective for the accounting periods as of April 1, 2021).

•	IFRS Interpretation Committee Decision Attributing Benefit to Periods of Service (IAS 19) (published on May 24, 2021).
Standards, interpretations and amendments issued but not yet effective
The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2022 or January 1, 2023, as specified below. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ Test for Derecognition of Financial Liabilities (Effective for the accounting periods as of January 1, 2022)

•	IFRS 17 – Insurance Contracts (Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (Effective for the accounting periods as of January 1, 2023)

•
Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 8 May 2021 and Effective for the accounting periods as of January 1, 2023)

2.2 Currency of the financial statements
The Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro.
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
2.3 Basis of consolidation
Going concern
The consolidated financial statements were prepared on a going concern basis. With cash and cash equivalents of $185,636 thousand as of December 31, 2021, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.
Accounting policy
We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.
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
Consolidated entities
For the year ended December 31, 2021, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt.

As of December 31, 2021, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 61.8% of Calyxt’s outstanding shares of common stock. As of December 31, 2020, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 64.7% of Calyxt’s outstanding shares of common stock.
On September 21, 2021, Calyxt entered into an ATM Program. Under the terms of the ATM Program, Calyxt may, from time-to-time,
issue common stock having an aggregate offering value of up to $50.0 million. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM Program.
As of December 31, 2021, the Company had issued approximately 1.4 million shares of common stock under the Program. Calyxt’s balance of cash and cash equivalents includes $3.9 million of net proceeds from those sales, and another $0.2 million of cash was received in early January 2022 following the settlement of those sales with the broker.
Non-controlling
interests
Non-controlling
shareholders hold a 38.2% interest in Calyxt as of December 31, 2021 and a 35.3% interest in Calyxt Inc as of December 31, 2020. These non-controlling
interests were generated during the initial public offering of Calyxt and a subsequent follow-on
offering, as well as through vesting and exercises of equity awards and Calyxt’s ATM Program.
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
Foreign currency translation
The assets and liabilities of foreign operations having a functional currency different from the euro are translated into euros at the period end exchange rate. The income and expenses of foreign operations are translated into euros using the average exchange rate for the reporting period
.

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
Collaboration agreements and l
icense
s
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
Research Tax Credit
The main Research Tax Credit from which we benefit is the Crédit d’Impôt Recherche, or “CIR”, which is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit. As a general principle, such R&D tax credit can be offset against the corporate income tax (“CIT”) due on the profits of the financial year during which the expenses have been incurred and the following three years; any unused portion of the credit is then refunded by the French treasury (except for specific cases like e.g. if the Company can be qualified as small and medium-sized
enterprises (in France the “PME”). Indeed, if a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, such company can request immediate refund of the remaining tax credit, without application of the three-year period. As from January 2022, Cellectis S.A. does no longer meet such criteria.
We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities. When tax authorities’ payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income
Revenues by country of origin and other income

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
From France	7,896	51,057	30,347
From USA	7,294	22,892	26,946

Revenues	15,190	73,949	57,293

Research tax credit	7,800	8,433	8,239
Subsidies and other (1)	—	74	1,539

Other income	7,800	8,507	9,778

Total revenues and other income	22,990	82,456	67,071

(1)	For the year ended December 2021, this includes only Calyxt’s PPP loan, which has been forgiven and recognized as other income in April 2021, as disclosed in note 12.1.
For the years ended December 31, 2021, 2020 and 2019, the revenue from France was generated by Cellectis S.A.
For the years ended December 31, 2021, 2020 and 2019, the revenue from
USA
was generated by Calyxt.
Revenues by nature

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
Recognition of previously deferred upfront payments	—	20,291	—
Other revenues from collaboration agreements	6,055	28,532	29,971

Collaboration agreements	6,055	48,823	29,971

Licenses	1,762	2,123	250
Products & services	7,373	23,003	27,072

Total revenues	15,190	73,949	57,293

In 2020, recognition of previously deferred upfront payments mainly reflects the recognition of $19.4 million of deferred upfront and milestone payments on released targets, which is associated with the amendment to the License, Development and Commercialization Agreement between Les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis dated March 4, 2020 (the “Servier Amendment”).
For the year ended December 31, 2021, other revenues from collaboration agreements include the recognition point in time of $20.0 million of upfront amounts related to the grant of a right-of-use
license as part of the agreement signed between Cellectis and Cytovia Therapeutics Inc. on February 12, 2021 and the recognition of two milestones related to Cellectis’ agreement with Allogene Therapeutics Inc. for $10.0 million. The agreement with Cytovia provides for several types of financial compensation to Cellectis, including cash compensation of $20 million, as well as cash milestones payments, cash upfront payment upon delivery of products and single-digit royalties. For the year ended December 31, 2020, other revenues from collaboration agreements include the recognition of a $27.6 million upfront payment received in March 2020 associated with the Servier Amendment by which Cellectis granted Servier an expanded exclusive worldwide license to develop and commercialize, either directly or through its US sublicensee, Allogene Therapeutics, Inc., all next generation gene-edited allogeneic CAR
T-cell
products targeting CD19, including rights to UCART19/ALLO-501and ALLO-501A. For the year ended December 31, 2019, other revenues also include the recognition of a $5.0 million milestone which is associated with the initiation of the study of
ALLO-715
in 2019.

For the years ended December 31, 2021, 2020 and 2019, revenues related to licenses includes royalties received under our various license agreements.
Products and services revenues mainly include the revenues of plants activities which in 2021 are primarily attributable to Calyxt’s seed and grain crop sales for $27.0 million.
Entity-wide disclosures:
In 2021, three clients represent more than 10% of the total revenue: Client A with 45%, Client B with 35% and Client C with 18%.
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

Details of operating expenses by nature

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
Cost of revenue
Cost of goods sold	(9,280)	(34,168)	(29,517)
Royalty expenses	(2,112)	(2,107)	(1,844)

Cost of revenue	(11,392)	(36,275)	(31,360)

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
Research and development expenses
Wages and salaries	(21,294)	(29,818)	(43,360)
Social charges on stock option grants	(1,357)	(56)	(868)
Non-cash stock-based compensation expense	(12,260)	(8,029)	(10,852)

Personnel expenses	(34,911)	(37,903)	(55,080)

Purchases and external expenses	(49,251)	(41,270)	(60,931)
Other	(7,880)	(7,777)	(13,019)

Total research and development expenses	(92,042)	(86,950)	(129,030)

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(12,822)	(15,794)	(15,117)
Social charges on stock option grants	(491)	(23)	(347)
Non-cash stock-based compensation expense	(14,621)	(8,707)	(2,266)

Personnel expenses	(27,934)	(24,524)	(17,729)

Purchases and external expenses	(11,431)	(15,358)	(14,413)
Other	(3,652)	(4,319)	(5,727)

Total selling, general and administrative expenses	(43,017)	(44,201)	(37,869)

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
Personnel expenses
Wages and salaries	(34,116)	(45,612)	(58,476)
Social charges on free shares and stock option grants	(1,848)	(79)	(1,215)
Non-cash stock-based compensation expense	(26,881)	(16,736)	(13,118)

Total personnel expenses	(62,845)	(62,427)	(72,809)

3.3 Financial income and expenses
Accounting policies
Financial income and financial expense include, in particular, the following:

•	Interest income from savings accounts and fixed term bank deposits;

•	Interest expense from leases;

•	Foreign exchange gain (loss) from transactions in foreign currencies; and

•	Other financial income and expenses, mainly derived from fair value adjustments related to our financial assets and derivative instruments.
Details of financial income and expenses

	For the year ended December 31,
	2019	2020	2021
Interest income	6,985	1,949	736
Foreign exchange gain	4,481	3,155	11,860
Other financial revenues	505	364	638

Total financial revenues	11,971	5,468	13,234

Interest expenses	(3)	(43)	(355)
Interest expenses for leases	(2,603)	(3,557)	(4,983)
Foreign exchange loss	(671)	(13,885)	(2,130)
Other financial expenses	(354)	(29)	(197)

Total financial expenses	(3,631)	(17,514)	(7,665)

Total	8,340	(12,046)	5,570

The increase
in financial income of $7.8 million between 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $8.7 million (from a $3.2 million gain in 2020 to a $11.9 million gain in 2021) and to the increase in other financial revenues for $0.3 million, partially offset by the decrease of interest received from financial investment of $1.2 million. The decrease in financial expenses of $9.8 million between 2020 and 2021 was mainly attributable to the
 $11.8 million decrease in foreign exchange loss (from a $13.9 million loss in 2020 to a $2.1 million loss in 2021), partially offset by the increase in financial expenses related to lease debt for
 $1.4 million, an increase interest expenses for $0.3 million and other immaterial variances for $0.2 million.
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

Tax proof

	For the year ended December 31,
	2019	2020	2021

	$ in thousands
Income (loss) before taxes from continuing operations	(115,212)	(97,483)	(125,107)
Theoretical group tax rate	25.35%	24.88%	23.42%

Theoretical tax benefit (expense)	29,208	24,254	29,298

Increase/decrease in tax benefit arising from:
Permanent differences	(1,131)	(1,141)	(458)
Research tax credit	2,786	3,245	4,437
Share-based compensation & other IFRS adjustments	(7,828)	(4,198)	(3,901)
Non recognition of deferred tax assets related to tax losses and temporary differences	(23,079)	(22,159)	(29,377)
Other differences	43	0	0

Effective tax expense	—	—	—

Effective tax rate	0.00%	0.00%	0.00%
Deferred tax assets and liabilities

	As of December 31,
	2019	2020	2021

	$ in thousands
Credits and net operating loss carryforwards	102,112	141,954	157,823
Pension commitments	714	1,003	1,018
Leases	47	319	1,113
Impairment of assets	1	1	1
Revenue recognition	197	(491)	—
Other	284	1,308	(3,973)
Total unrecognized deferred tax assets, net	(103,354)	(144,095)	(155,982)
We have cumulative tax loss carryforwards for the French entity of the Group totaling $387 million as of December 31, 2021, $325 million as of December 31, 2020 and $246 million as of December 31, 2019. Such carryforwards can be offset against future taxable profit within a limit of $1.0 million per year, plus 50% of the tax profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.
The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $286.3 million as of December 31, 2021, $160 million as of December 31, 2020 and $162 million as of December 31, 2019. Calyxt has $228.5 million of tax loss carryforwards. Of this amount, $55.2 million are state operating loss carryforwards and $173.3 million are federal operating loss carryforwards. The federal carryforward periods are as follows:
$131.3 million do not expire

and $41.9
million expire between 2032 and 2037. The state net operating losses will expire between 2027 and 2041, with some amounts having indefinite carryover.

3.5 Reportable segments
Accounting policies
Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.
Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality (until March 31, 2021);

•	The Senior Vice President Europe Technical Operations (until November 29, 2021);

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer (until December 2, 2021) (1);

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

(1)	The new Chief Financial Officer was appointed on February 10, 2022.
We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•
Therapeutics:
Therapeutics: This segment is focused on the development (i) gene-edited allogeneic Chimeric Antigen Receptor
T-cells
product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoietic stem cells (HSC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•
Plants:
This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory
™
production system. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

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

F-2
3

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

F-2
4

Details of key performance indicators by reportable segment

	For the year ended December 31, 2019			For the year ended December 31, 2020			For the year ended December 31, 2021
($ in thousands)	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	7,294	7,896	15,190	22,892	51,057	73,949	26,946	30,347	57,293
External other income	—	7,800	7,800	—	8,507	8,507	1,528	8,250	9,778

External revenues and other income	7,294	15,696	22,990	22,892	59,564	82,456	28,475	38,597	67,071

Cost of revenue	(9,275)	(2,117)	(11,392)	(34,324)	(1,951)	(36,275)	(29,517)	(1,844)	(31,360)
Research and development expenses	(12,390)	(79,652)	(92,042)	(9,903)	(77,048)	(86,950)	(11,190)	(117,840)	(129,030)
Selling, general and administrative expenses	(26,090)	(16,927)	(43,017)	(21,688)	(22,513)	(44,201)	(14,987)	(22,882)	(37,869)
Other operating income and expenses	25	(116)	(91)	(103)	(363)	(466)	23	488	511

Total operating expenses	(47,730)	(98,812)	(146,542)	(66,018)	(101,875)	(167,893)	(55,671)	(142,077)	(197,748)

Operating income (loss) before tax	(40,436)	(83,116)	(123,552)	(43,126)	(42,311)	(85,437)	(27,196)	(103,481)	(130,677)

Net financial gain (loss)	294	8,045	8,340	(776)	(11,270)	(12,046)	(1,162)	6,731	5,570

Net income (loss)	(40,142)	(75,071)	(115,212)	(43,902)	(53,581)	(97,483)	(28,358)	(96,749)	(125,107)

Non-controlling interests	13,121	—	13,121	16,409	—	16,409	10,910	—	10,910

Net income (loss) attributable to shareholders of Cellectis	(27,021)	(75,071)	(102,091)	(27,493)	(53,581)	(81,074)	(17,448)	(96,749)	(114,197)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	1,619	10,010	11,629	801	6,790	7,591	909	9,381	10,290
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	6,673	4,940	11,613	3,536	3,238	6,774	95	2,113	2,207

Adjustment of share-based compensation attributable to shareholders of Cellectis	8,292	14,950	23,242	4,337	10,028	14,365	1,004	11,493	12,497

Adjusted net income (loss) attributable to shareholders of Cellectis	(18,729)	(60,121)	(78,849)	(23,156)	(43,553)	(66,709)	(16,444)	(85,256)	(101,700)

Depreciation and amortization tangible and intangible assets	(1,233)	(5,642)	(6,875)	(1,869)	(7,950)	(9,819)	(1,208)	(6,371)	(7,579)
Additions to tangible and intangible assets	2,998	14,668	17,666	1,786	48,813	50,599	1,187	15,451	16,638

F-2
5

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
Results of impairment test
No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the years ended December 31, 2019, 2020 or 2021.
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
Cloud computing arrangements
On April 27, 2021, the IFRS Interpretations Committee (IC) issued a decision regarding the appropriate accounting treatment under IFRS Standards for fees paid to the cloud service provider and related implementation costs which intends to clarify the accounting classification of these costs. Such costs, depending on their nature, may be either recognized as an intangible asset or recorded in operating expenses as incurred. The application of the IFRIC decision is considered as a change in accounting policy. Under IAS 8, the retrospective approach should be applied. However, the Company assessed the impact on its financial statements and decided not to restate its financial statements for 2020, given that the impact of the IFRIC decision application was not material.

F-2
6

For 2021, the application of the decision led to recording an impact of $2.0 million in the statement of profit and loss, corresponding to the impact of the Company’s new ERP implementation costs incurred over the period.
Details of intangible assets

$ in thousands	Software and Patents	Assets under construction	Total
Net book value as of January 1, 2019	577	691	1,268

Additions to intangible assets	84	(2)	82
Disposal of intangible assets	(50)	—	(50)
Reclassification	6	—	6
Depreciation expense	(174)	—	(174)
Translation adjustments	(12)	(12)	(24)

Net book value as of December 31, 2019	431	677	1,108

Gross value at end of period	2,448	677	3,125
Accumulated depreciation and impairment at end of period	(2,017)	—	(2,017)
Net book value as of January 1, 2020	431	677	1,108

Additions to intangible assets	558	(41)	517
Disposal of intangible assets	—	—	—
Reclassification	76	—	76
Depreciation expense	(206)	—	(206)
Translation adjustments	30	59	89

Net book value as of December 31, 2020	889	695	1,584

Gross value at end of period	3,309	695	4,004
Accumulated depreciation and impairment at end of period	(2,419)	—	(2,419)
Net book value as of January 1, 2021	889	695	1,584

Additions to intangible assets	—	956	956
Disposal of intangible assets	(310)	—	(310)
Reclassification	956	(956)	—
Depreciation expense	(304)	—	(304)
Translation adjustments	(19)	(54)	(72)

Net book value as of December 31, 2021	1,212	641	1,854

Gross value at end of period	3,437	641	4,078
Accumulated depreciation and impairment at end of period	(2,225)	—	(2,225)
Intangible assets mainly consist of electroporation technology patents acquired in 2011. Assets under construction as of December 31, 2021 primarily relates to the development of these patents. The 2019, 2020 and 2021 additions in intangible assets under construction corresponds to the internal development of existing technology, as well as software related expenditures in the Plants Segment.
Amounts reclassified corresponds to assets under construction put into service.

F-2
7

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
The amount recognized in profit or loss for the reporting period to reflect changes in lease payments that arise from rent concessions to which the Group has applied the practical expedient in IFRS 16.46A is immaterial.
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

The breakdown of
right-of-use
assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2020	43,112	2,500	45,612

Additions to right-of-use assets	24,719	8,369	33,088
Depreciation expense	(4,904)	(1,568)	(6,472)
Translation adjustments	1,699	(82)	1,617

Net book value as of December 31, 2020	64,626	9,219	73,845

Gross value at end of period	73,878	11,511	85,389
Accumulated depreciation at end of period	(9,252)	(2,292)	(11,544)
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions to right-of-use assets	(139)	6,336	6,197
Depreciation expense	(5,721)	(3,300)	(9,021)
Translation adjustments	(1,367)	(231)	(1,598)

Net book value as of December 31, 2021	55,197	14,226	69,423

Gross value at end of period	69,782	19,696	89,478
Accumulated depreciation at end of period	(14,586)	(5,470)	(20,056)

Entity-wide disclosures:
In 2021, approximately $18 million of our
right-of-use
assets relate to France, while approximately $51 million relate to the United States.
In 2020, approximately $22 million of our
right-of-use
assets related to France, while approximately $52 million related to the United States.
In 2019, approximately $15 million of our
right-of-use
assets related to France, while approximately $31 million related to the United States.
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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands
Net book value as of January 1, 2019	3,229	2,084	2,172	1,247	8,732

Additions to tangible assets	318	374	329	16,563	17,584
Disposal of tangible assets	—	(10)	(1)	(419)	(430)
Reclassification	15	1,974	630	(2,624)	(5)
Depreciation expense	(192)	(1,247)	(684)	—	(2,123)
Translation adjustments	(40)	(15)	(11)	20	(46)

Net book value as of December 31, 2019	3,330	3,160	2,435	14,787	23,712

Gross value at end of period	7,833	13,962	4,149	15,585	41,529
Accumulated depreciation and impairment at end of period	(4,503)	(10,802)	(1,714)	(798)	(17,817)
Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	5,248	2,034	854	41,946	50,082
Disposal of tangible assets	4	(122)	—	—	(118)
Reclassification	8,258	692	670	(9,696)	(76)
Depreciation expense	(817)	(1,464)	(861)	—	(3,141)
Translation adjustments	742	136	73	264	1,215

Net book value as of December 31, 2020	16,765	4,436	3,171	47,301	71,673

Gross value at end of period	22,518	17,381	5,843	47,301	93,043
Accumulated depreciation and impairment at end of period	(5,752)	(12,946)	(2,672)	(0)	(21,370)
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	2,956	5,352	1,339	6,035	15,682
Disposal of tangible assets	—	—	—	(2)	(2)
Reclassification	(1,694)	52,577	(612)	(50,208)	63
Depreciation expense	(2,442)	(4,065)	(767)	—	(7,275)
Translation adjustments	(852)	(228)	(75)	(141)	(1,296)

Net book value as of December 31, 2021	14,733	58,072	3,056	2,985	78,846

Gross value at end of period	22,426	75,511	5,043	2,985	105,965
Accumulated depreciation and impairment at end of period	(7,693)	(17,440)	(1,987)	(0)	(27,119)
For the year ended December 31, 2021, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Cellectis sites for $3.0 million and other equipment for $6.7 million ($5.3 million of technical equipment and $1.3 million of other equipment).

Assets under construction as of December 31, 2021 primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($1.1 million), the manufacturing facility in Raleigh, North Carolina ($1.0 million), and capital expenditure in the Plants Segment ($0.9 million). The assets put into service in 2021 mainly concern Cellectis’ Raleigh manufacturing facilities and offices for $47.3 million, with the remaining part relating to Cellectis Paris’ manufacturing facility for $2.0 million and Calyxt for $0.9 million.
Entity-wide disclosures:
In 2021, approximately $17 million of our PP&E relate to France, while approximately $62 million relate to the United States.
In 2020, approximately $16 million of our PP&E related to France, while approximately $56 million related to the United States.

In 2019, approximately $9 million of our PP&E related to France, while approximately $15 million related to the
United States.
Note 8. Financial assets and liabilities
8.1 Accounting principles
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
Current financial assets correspond to restricted cash.
Trade and other receivables are recorded at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. A provision for expected credit losses for trade and other receivables is recognized if their recoverable amount is less than their carrying amount. Cellectis trade and other receivables are impaired according to the expected loss model.
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
Financial liabilities
Financial liabilities include trade and other payables, finance leases, State Guaranteed loan « PGE » and a tenant improvement loan related to our headquarters in
New-York.

We initially recognize financial liabilities on the transaction date, which is the date that we become a party to the contractual provisions of the instrument.
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

8.2 Detail of financial assets and liabilities
The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value
2020	Fair value through profit and loss	Amortized cost

	$ in thousands
Financial assets
Non-current financial assets	—	7,007	7,007	7,007
Trade receivables	—	5,171	5,171	5,171
Subsidies receivables	—	10,703	10,703	10,703
Current financial assets	—	27,091	27,091	27,091
Cash and cash equivalents	241,148	—	241,148	241,148

Total financial assets	241,148	49,972	291,120	291,120

Financial liabilities
Non-current lease debt	—	75,764	75,764	75,764
Other non-current financial liabilities	—	28,836	28,836	28,836
Current lease debts	—	6,696	6,696	6,696
Trade payables	—	24,609	24,609	24,609
Other current liabilities	—	19,127	19,127	19,127

Total financial liabilities	—	155,032	155,032	155,032

	Accounting category		Book value on the statement of financial position	Fair Value
2021	Fair value through profit and loss	Amortized cost

	$ in thousands
Financial assets
Non-current financial assets	—	6,524	6,524	6,524
Trade receivables	—	20,361	20,361	20,361
Subsidies receivables	—	9,268	9,268	9,268
Current financial assets	—	499	499	499
Cash and cash equivalents	185,636	—	185,636	185,636

Total financial assets	185,636	36,652	222,288	222,288

Financial liabilities
Non-current lease debts	—	71,526	71,526	71,526
Non-current financial liabilities	—	20,030	20,030	20,030
Current lease debts	—	8,329	8,329	8,329
Current financial liabilities	—	2,354	2,354	2,354
Trade payables	—	23,762	23,762	23,762
Other current liabilities	—	13,731	13,731	13,731

Total financial liabilities	—	139,731	139,731	139,731

Entity-wide disclosures:
In 2021, approximately $1 million of our
non-current
financial assets relate to France, while approximately $6 million relate to the United States.
In 2020, approximately $1 million of our
non-current
financial assets related to France, while approximately $6 million related to the United States.

In 2019, approximately $0.5 million of our
non-current
financial assets related to France, while approximately $5 million related to the United States.
8.3. Financial risks
management
We have exposure to the following risks arising from financial instruments:
Foreign exchange risk
A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (primarily agreements entered into by Calyxt, our agreements with Allogene Therapeutics, Inc. and Cytovia Therapeutics, Inc.).
As of December 31, 2020, 56% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2021, 57% of our cash and cash equivalents were denominated in US dollars.
Cellectis hedging policy is not affected by the application of IFRS 9.
As of December 31, 2020 and 2021, we did not hold derivative financial instruments to hedge foreign currency exchange risks.
Liquidity risk
As of December 31, 2021, our financial debt consists of lease debts for $79.9 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the“PGE”) for $21.0 million (interests included) and a $1.4 million loan to finance leasehold improvements at our location in
New-York.
We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2021, we held $185.6 million in cash and cash equivalents.
Interest rate risk
We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term
deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.
Credit risk
Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument default on its contract commitments. We are exposed to credit risk due to our trade receivables, subsidies receivables and cash equivalents.

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
Description of inventories
As of December 31, 2021, due to the wind-down of its soybean product line, Calyxt did not have any inventory balances, nor does it anticipate having any such balances in 2022 based on the nature of its business activities.
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
Note 10. Trade receivables and other current assets
Accounting policies for trade receivables and other current assets are described in Note 8.1.
10.1 Trade receivables

	As of December 31,	As of December 31,
	2020	2021

	$ in thousands
Trade receivables	5,787	20,390
Valuation allowance	(616)	(29)

Total net value of trade receivables	5,171	20,361

All trade receivables have payment terms of less than one year. The trade receivables are mainly due to an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”) Cellectis entered into on February 12, 2021. The consideration to Cellectis includes a trade receivable of $20 million issued by Cytovia to Cellectis.
10.2 Subsidies receivables

	As of December 31,	As of December 31,
	2020	2021

	$ in thousands
Research tax credit	10,703	9,268

Total subsidies receivables	10,703	9,268

Research tax credit receivables as of December 31, 2021 include the accrual for a French research tax credit related to 2021 for $7.9 million and to previous periods for $1.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits.
Research tax credit receivables as of December 31, 2020 include the accrual for a French research tax credit related to 2020 for $9.2 million and to previous periods for $1.3 million. The remaining amount relates to refundable tax credits in the United States.

10.3 Other current assets

	As of December 31,	As of December 31,
	2020	2021

	$ in thousands
VAT receivables	3,093	1,398
Prepaid expenses and other prepayments	14,113	8,171
Tax and social receivables	227	46
Deferred expenses and other current assets	12,210	50

Total other current assets	29,643	9,665

Prepaid expenses and other prepayments primarily include advances to our sub-contractors
on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.
During the years ended December 31, 2021 and December 31, 2020, we prepaid certain manufacturing costs related to our product candidates UCART123, UCART22 and UCART CS1 of which the delivery of products or services is expected in the coming months.
As of December 31, 2020, deferred expenses and other current assets mainly relates to a $6.2 million receivable following Cellectis’ employees option exercise, a Calyxt broker receivable and certain down payments to suppliers for $2.7 million, as well as a right of $3.0 million to obtain equipment at our Raleigh facility which generates an equivalent financial liability. As of December 31, 2021, deferred expenses and other current assets are immaterial. All equipment at our Raleigh facility has been received.
As of December 31, 2020, tax and social receivables relate mainly to social charges on personnel expenses. As of December 31, 2021, tax and social receivables relate mainly to social charges on personnel expenses.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value

	$ in thousands
Current financial assets	27,091	—	27,091
Cash and cash equivalents	241,148	—	241,148

Current financial assets and cash and cash equivalents	268,239	—	268,239

As of December 31, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value

	$ in thousands
Current financial assets	499	—	499
Cash and cash equivalents	185,636	—	185,636

Current financial assets and cash and cash equivalents	186,135	—	186,135

11.1 Current financial assets
Accounting policies
Current financial assets is composed of current restricted cash for $0.5 million.

As of December 31, 2021, restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.6 million of which $0.5 million are classified as short-term restricted cash included within current financial assets. As of December 31, 2020, current restricted cash also included a deposit to secure commitment to suppliers regarding the manufacturing facility construction for $15 million. As of December 31, 2021, the construction of the facility is completed, and no cash amount is restricted in relation to that commitment.
Financial assets are measured at fair value through profit or loss in accordance with IAS 39 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships.
IFRS 13 (Fair Value Measurement) requires counterparty and own credit risk to be taken into account when measuring the fair value of financial instruments. This risk is estimated on the basis of observable, publicly available statistical data.
Instruments classified under level 1 within the fair value hierarchy are measured with reference to quoted prices in active markets; they consist of corporate debt securities and commercial paper. Their nominal value and their fair value amounted to $0.0 million in each case as of December 31, 2021 and to $11.7 million as of December 31, 2020.
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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2020	2021

	$ in thousands
Cash and bank accounts	164,586	137,725
Money market funds	13,977	13,933
Fixed bank deposits	62,585	33,978

Total cash and cash equivalents	241,148	185,636

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed original terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities
12.1 Detail of financial liabilities

	As of December 31,	As of December 31,
	2020	2021

	$ in thousands
Lease debts	75,764	71,526
State Guaranteed loan « PGE »	22,701	18,770
PPP loan	1,518	—
Non-current financial liabilities	4,617	1,259

Total non-current financial liabilities and non-current lease debts	104,600	91,555

Lease debts	6,696	8,329
State Guaranteed loan « PGE »	—	2,246
Current financial liabilities	—	108

Total current financial liabilities and current lease debts	6,696	10,683

Trade payables	24,609	23,762
Other current liabilities	19,127	13,731

Total Financial liabilities	155,032	139,731

As of December 31, 2021, the other
non-current
financial liabilities are composed of a $1.4 million loan to finance leasehold improvement at its location in New York.
PPP loan corresponds to Calyxt’s obtention of a $1.5 million paycheck protection program (PPP) loan under the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, for which Calyxt has obtained full forgiveness on April 8, 2021, from the Small Business Administration, which administers the PPP loan program, and recognized as other income in April, 2021.

State Guaranteed loan (or “Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $21.0 million using exchange rate as of December 31, 2021) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the
COVID-19
crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.

As of December 31, 2021, the current liability related to the State Guaranteed loan amounts to $2.2 million and the non-current
liability amounts to $18,8 million.
12.2 Due dates of the financial liabilities

Balance as of December 31, 2021	Book Value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	79,854	8,329	33,110	38,416
Financial liabilities	22,384	2,354	19,291	739

Financial liabilities	102,238	10,683	52,401	39,155

Trade payables	23,762	23,762	—	—
Other current liabilities	13,731	13,730	—	—

Total financial liabilities	139,731	48,175	52,401	39,155

Note 13. Other current liabilities

	As of December 31,	As of December 31,
	2020	2021

	$ in thousands

VAT Payables	81	71
Accruals for personnel related expenses	12,969	12,483
Other	6,077	1,177

Total	19,127	13,731

Accruals for personnel are related to annual bonuses, PTO accruals and social expenses on stock options.
As of December 31, 2021 “Other” mainly include payables to fixed asset suppliers for $
0.7
 million, and other tax liabilities for $
0.4
 million.
As of December 31, 2020 “Other” mainly include payables to fixed asset suppliers for $
3.7
 million, Board of Directors attendance fees for $
0.3
 million liabilities and other tax liabilities for $
0.2
 million.
Note 14. Deferred revenues and contract liabilities
Details of deferred revenues and contract liabilities

	As of December 31, 2020	As of December 31, 2021

	$ in thousands
Deferred revenues and contract liabilities	452	301

Total Deferred revenue and contract liabilities	452	301

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
equity.

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value

	$ in thousands			in $
Balance as of J anuary 1, 2019	2,765	828,525	42,430,069	0.05
Capital Increase	2	—	35,600	—
Exercise of share warrants, employee warrants and stock options	—	—	—	—
Non-cash stock-based compensation expense	—	23,173	—	—
Other movements	—	2	—	—

Balance as of December 31, 2019	2,767	851,700	42,465,669	0.05
Exercise of share warrants, employee warrants and stock options	18	6,101	314,517	—
Non-cash stock-based compensation expense	—	14,365	—	—
Other movements	—	(32)	—	—

Balance as of December 31, 2020	2,785	872,134	42,780,186	0.05
Capital increase (ATM)	143	46,811	2,415,630
Exercise of share warrants, employee warrants and stock options	17	5,597	288,494	—
Non-cash stock-based compensation expense	—	12,497	—	—
Transaction costs	—	(2,316)
Other movements	—	(27)	—

Balance as of December 31, 2021	2,945	934,696	45,484,310	0.05
Capital evolution in 2021

•
During the full year ended December 31, 2021, 2,415,630 shares were issued through Cellectis’
At-The-Market
(“ATM”) financing program and 256,494 shares were issued as a result of the exercise of stock options and non-employee
warrants, $2.3 million of issuance costs related to the Cellectis ATM financing program were recorded as a reduction of share premium, in conjunction with share issuances that occurred in April 2021 and 32,000 free shares were converted to 32,000 ordinary shares.

Capital evolution in 2020

•
During the full year ended December 31, 2020, 20,464 ordinary shares were issued upon the exercise of 19,702 employee warrants (“bons de souscription de parts de créateurs d’entreprise”) for total proceeds of €163,134; 291,053 ordinary shares were issued upon the exercise of 291,053 stock options for total proceeds of €5,197,970; and 3,000 free shares were converted to 3,000 ordinary shares.

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

Voting rights:
After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2021, we had 45,484,310 ordinary shares outstanding of which 5,601,472 had a double voting right.

•	At December 31, 2020, we had 42,780,186 ordinary shares outstanding of which 6,067,389 had a double voting right.

•	At December 31, 2019, we had 42,465,669 ordinary shares outstanding of which 4,389,581 had a double voting right.
Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

F-4
1

15.2 Share warrants and
non-employee
warrants
Share warrants and
non-employee
warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.
Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

F-4
2

Date	Type	Number of warrants/shares outstanding as of 01/01/2021	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares outstanding as of 12/31/2021	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2021	Strike price per share in euros
03/24/2015	Stock Options	1,591,603	—	—	181,271	1,410,332	1,410,332	1,410,332	38.45
03/27/2015	BSA	130,000	—	—	—	130,000	130,000	130,000	38.45
05/18/2015	BSA	50,000	—	—	—	50,000	50,000	50,000	29.58
09/08/2015	BSA	224,200	—	—	—	224,200	224,200	224,200	28.01
09/08/2015	Stock Options	1,598,700	—	—	186,900	1,411,800	1,411,800	1,411,800	27.55
03/14/2016	BSA	147,025	—	—	—	147,025	147,025	147,025	27.37
03/14/2016	Stock Options	1,636,705	—	28,856	161,247	1,446,602	1,446,602	1,446,602	22.44
10/28/2016	BSA	148,000	—	3,000	—	145,000	145,000	145,000	18.68
10/28/2016	Stock Options	1,918,634	—	198,816	111,684	1,608,134	1,608,134	1,608,134	17.90
10/11/2017	BSA	200,000	—	—	—	200,000	200,000	200,000	24.34
10/11/2017	Stock Options	924,000	—	2,000	150,000	772,000	772,000	772,000	22.57
10/08/2018	Stock Options	20,000	—	—	15,000	5,000	5,000	3,750	24.80
03/07/2019	Free shares	2,500	—	2,500	—	—	—	—	16.00
04/24/2019	Stock Options	1,265,515	—	23,822	166,777	1,074,916	1,074,916	743,579	18.25
04/24/2019	Free shares	6,500	—	6,500	—	—	—	—	18.01
07/16/2019	Free shares	4,000	—	4,000	—	—	—	—	14.01
11/06/2019	Stock Options	30,000	—	—	—	30,000	30,000	15,000	11.06
11/06/2019	Free shares	15,000	—	2,500	12,500	—	—	—	11.32
11/18/2019	Stock Options	22,500	—	—	22,500	—	—	—	12.33
11/18/2019	Free shares	16,500	—	6,500	10,000	—	—	—	12.16
03/04/2020	Free shares	6,500	—	—	—	6,500	6,500	—	14.54
04/14/2020	Free shares	20,000	—	—	—	20,000	20,000	—	9.14
04/14/2020	Stock Options	160,000	—	—	—	160,000	160,000	60,000	8.27
06/19/2020	Free shares	16,500	—	—	6,500	10,000	10,000	—	14.76
06/19/2020	Stock Options	17,000	—	—	—	17,000	17,000	6,375	15.84
07/20/2020	Free shares	10,000	—	—	—	10,000	10,000	—	15.76

07/20/2020	Stock Options	17,000	—	—	—	17,000	17,000	5,312	15.12
08/05/2020	Free shares	70,000	—	10,000	26,000	34,000	34,000	—	14.00
08/05/2020	Stock Options	212,000	—	—	24,250	187,750	187,750	59,872	14.62

09/11/2020	Free shares	15,000	—	—	—	15,000	15,000	—	14.58
09/11/2020	Free shares	6,500	—	—	6,500	—	—	—	14.98
09/11/2020	Stock Options	45,000	—	—	—	45,000	45,000	14,062	14.36
10/14/2020	Free shares	416,750	—	—	81,420	335,330	335,330	—	22.45
11/05/2020	Stock Options	28,000	—	—	—	28,000	28,000	7,000	14.62
11/05/2020	Free shares	16,600	—	—	—	16,600	16,600	—	14.76
12/16/2020	Free shares	7,300	—	—	—	7,300	7,300	—	23.75
03/04/2021	Stock Options	—	924,520	—	83,875	840,645	840,645	—	19.44
03/05/2021	Free shares	—	16,500	—	—	16,500	16,500	—	14.44
03/05/2021	Free shares	—	313,541	—	32,020	281,521	281,521	—	12.69
04/13/2021	Stock Options	—	27,465	—	—	27,465	27,465	2,861	16.07
05/12/2021	Free shares	—	2,000	—	—	2,000	2,000	—	12.70
05/12/2021	Stock Options	—	3,500	—	—	3,500	3,500	—	14.36
05/28/2021	Free shares	—	158,000	—	9,775	148,225	148,225	—	12.38
05/28/2021	Stock Options	—	35,000	—	—	35,000	35,000	—	12.69
09/30/2021	Free shares	—	12,975	—	550	12,425	12,425	—	11.22
09/30/2021	Stock Options	—	25,950	—	1,100	24,850	24,850	—	11.51
10/13/2021	Free shares	—	4,500	—	—	4,500	4,500	—	8.29
10/13/2021	Stock Options	—	9,000	—	—	9,000	9,000	—	10.29
11/25/2021	Free shares	—	2,100	—	—	2,100	2,100	—	7.84
11/25/2021	Stock Options	—	4,500	—	—	4,500	4,500	—	8.81
11/30/2021	Free shares	—	700	—	—	700	700	—	7.42
11/30/2021	Stock Options	—	1,300	—	—	1,300	1,300	—	8.54
	Total	11,015,532	1,541,551	288,494	1,289,869	10,978,720	10,978,720	8,462,904

F-4
4

•
In 2021, our subsidiary Calyxt granted stock options, restricted stock unit and performance stock unit in Calyxt representing as of December 31, 2021 a 4.6% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2021 amounted to $1.6 million (see Note 16).

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
On September 21, 2021, Calyxt entered into an ATM Program. Under the terms of the ATM Program, Calyxt may, from time-to-time,
issue common stock having an aggregate offering value of up to $50.0 million. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM Program.
As of December 31, 2021, the Company had issued approximately 1.4 million shares of common stock under the Program for proceeds of $3.9 million, net of commissions and payments for other share issuance costs. An additional $0.2 million of proceeds were received in early 2022 upon settlement of those transactions.

As of December 31, 2021,
non-controlling
interests represent 38.2% of Calyxt shares.

F-4
5

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling
interest (“NCI”):

	CALYXT
	2020	2021
	$ in thousands
Revenue	22,892	26,946
Net Profit (Loss)	(43,902)	(28,358)

Net Profit (Loss) attributable to NCI	(16,409)	(10,910)

Other comprehensive income	(1,196)	(3,622)
Total comprehensive income	(45,098)	(31,980)

Total comprehensive income attributable to NCI	(15,942)	(12,216)

Current assets	39,590	15,180
Non-current assets	23,737	19,656
Current liabilities	6,945	4,933
Non-current liabilities	19,507	14,495

Net assets	36,875	15,408

Net assets attributable to NCI	13,035	5,886

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

F-4
6

Stock Options
The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2019	2020	2021

Weighted-Average fair values of stock options granted	10.26 €	7.00 €	5.76€
Assumptions:
Risk-free interest rate	-0.38% - 0.09%	0.00%	0.00%
Share entitlement per options	1	1	1
Exercise price	11.06€ - 18.25€	8.27€ - 15.84€	8.54€ - 19.44€
Grant date share fair value	11.32€ - 17.80€	9.14€ - 15.76€	7.42€ - 16.54€
Expected volatility	63.8% - 66.6%	61.3% - 62.8%	58.4% - 60.1%
Expected term (in years)	6.15 - 6.25	6.15	6.15
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded
Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life

Balance as of December 31, 2019	6,922,172	26.30	€9,672,382	24.22		€6.8y
Granted	—	—	479,000	12.54	€
Exercised	—	—	(291,053)	17.86	€
Forfeited or Expired	—	—	(373,672)	20.61	€
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	1,031,235	18.76	€
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(1,104,604)	24.27	€
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50		€5.3y
Share-based compensation expense related to stock option awards was $5.1 million in 2021, $8.9 million in 2020 and $13.4 million in 2019.

F-4
7

Warrants
The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017
Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€

Grant date share fair value	16.42€ - 22.48€	24.95€

Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6	6
Vesting conditions	Service	Service
Vesting period	Graded	Graded
Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	852,260	25.86	€918,927	26.72		€6.2y
Granted	—	—	—	—
Exercised	—	—	(19,702)	8.28	€
Forfeited or Expired	—	—	—	—

Balance as of December 31, 2020	899,225	27.15	€899,225	27.15		€5.3y
Granted	—	—	—	—
Exercised	—	—	(3,000)	18.68	€
Forfeited or Expired	—	—	—	—

Balance as of December 31, 2021	896,225	27.18	€896,225	27.18		€4.3y
There was no share-based compensation expense related to
non-employee
warrants in 2021, while share-based compensation expense related to warrants awards amounted to $0.3 million in 2020 and $0.9 million in 2019.
Free shares
The free shares granted prior to 2018 are subject to a
two-year
vesting period for French employees and four years for foreign citizens.
The free shares granted in 2018 and until 2021 are subject to at least one-year
vesting and additional
one-year
 vesting period for French residents and
two-years
vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a
3-year
period.
The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to non-market
performance conditions with a minimum vesting of a
3-year
period.

F-4
8

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2019	67,000	13.98	€
Granted (1)	591,685	20.10	€
Vested	(3,000)	23.84	€
Cancelled	(26,035)	16.45	€

Unvested balance at December 31, 2020	629,650	19.59	€
Granted	510,316	8.31	€
Vested	(32,000)	14.39	€
Cancelled	(185,265)	16.49	€

Unvested balance at December 31, 2021	922,701	14.15	€

(1)
423,285 free shares have been granted in October 2020 under the Amended Second Free Shares 2018 Plan and are under non-market
performance vesting conditions and with a minimum vesting period of three years. These free shares have been granted to a large number of our employees. 330,041 free shares have been granted in March 2021 under the Amended Second Free Shares 2018 Plan with a minimum vesting period of three years, and 103,000 of which granted to executive officers are under non-market
performance vesting conditions. These free shares have been granted to a large number of our employees.

The fair value of free shares corresponds to the grant date share fair value.
We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.
Share-based compensation expense related to free shares awards was $6.4 million in 2021, $0.9 million in 2020 and $0.7 million in 2019.
16.2 Detail of Calyxt equity awards
Stock Options
The estimated fair values of stock options granted, and the assumptions used for the Black-Scholes option pricing model were as follows:

	2019	2020	2021

Weighted-Average fair values of stock options granted	$10.18	$3.24	$3.61
Assumptions:
Risk-free interest rate	1.7% - 2.5%	0.3% - 1.7%	0.6% - 1.2%
Share entitlement per options	1	1	1
Exercise price	$4.05 - $15.59	$3.42 - $7.30	$2.27 - $9.38
Grant date share fair value	$4.05 - $15.59	$3.42 - $7.30	$2.27 - $9.38
Expected volatility	52.6% - 78.9%	77.4% - 81.2%	80.1% - 91.0%
Expected term (in years)	6.8 - 10.0	6.0 - 10.0	5.5 - 6.5
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option
.

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
Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life

Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73	6.8y
Granted	—	—	887,765	$4.67
Exercised	—	—	(58,575)	$3.60
Forfeited or Expired	—	—	(689,376)	$12.89

Balance as of December 31, 2020	2,347,665	$10.15	4,621,173	$10.30	6.2y
Granted	—	—	774,959	$5.20
Exercised	—	—	(61,372)	$3.70
Forfeited or Expired	—	—	(676,335)	$10.75

Balance as of December 31, 2021	2,789,110	$10.23	4,658,425	$9.47	5.6y
Stock-based compensation expense related to stock option awards was $1.7 million in 2021, $4.0 million in 2020 and $6.8 million in 2019. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.
Restricted Stock Units
Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

F
-50

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value

Unvested balance at December 31, 2019	813,526	$10.31
Granted	105,633	$6.54
Vested	(309,693)	$10.08
Cancelled	(61,659)	$10.80

Unvested balance at December 31, 2020	547,807	$9.49
Granted	406,981	$4.59
Vested	(193,857)	$7.68
Cancelled	(189,628)	$10.91

Unvested balance at December 31, 2021	571,303	$6.15
The fair value of restricted stock units corresponds to the grant date share fair value.
Calyxt has not paid and does not expect to pay dividends for the foreseeable future.
Share-based compensation expense related to restricted stock units awards was a favorable impact of $0.1 million due to options forfeiture in 2021, compared to an expense of $2.3 million in 2020 and $4.9 million in 2019.
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
During 2021, the Calyxt recognized a benefit from the forfeiture of 166,667 performance stock units held by Mr. Blome, its former Chief Executive Officer.
In July 2021, the Company granted 600,000 performance stock units under the Inducement Plan to Mr. Carr, its President and Chief Executive Officer. The performance stock units will vest if the Calyxt’s stock remains above three specified price levels for 30 calendar days over the three-year performance period. The performance stock units will be settled in unrestricted shares of the Calyxt’s common stock on the vesting date.

F-5
1

The estimated fair values of performance stock units granted in 2021, and the assumptions used were as follows:

Date of grant	07/01/2021
Estimated fair values of performance stock units granted:
At least $12 per share	$2.16
At least $15 per share	$1.89
At least $20 per share	$1.55
Assumptions:
Expected term (in years)	3
Expected volatility	90.0%
Risk-free interest rate	0.4%
Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2019	311,667
Granted	—
Vested	—
Cancelled	—

Unvested balance at December 31, 2020	311,667
Granted	600,000
Vested	—
Cancelled	(166,667)

Unvested balance at December 31, 2021	745,000
Share-based compensation expense related to performance stock unit awards was immaterial in 2021, amounted to $0.4 million in 2020 and to $0.2 million in 2019.
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

F-5
2

Detail of earnings per share

	For the year ended December 31,
	2019	2020	2021
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(102,091)	(81,074)	(114,197)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,442,136	42,503,447	44,820,279
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(2.41)	(1.91)	(2.55)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(2.41)	(1.91)	(2.55)
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
The IFRS IC was asked to consider the method for calculating obligations relating to defined benefit plans in which the attribution of benefit is determined by an employee’s presence within the Group at the time he/she retires and whose benefits are capped at a certain length of service. In its decision, the IFRS IC concluded that no benefit is earned if the employee leaves before reaching retirement age and that the obligation must only be recognized over the final years of the employee’s career. As a result, the Company revised its actuarial calculation method. As the table used for calculation was capped at 45 years of service, the impact on the financial statements was not material.
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

Termination benefits
Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.
Details of provisions

	01/01/2020	Additions	Amounts used during the period	Reversals	OCI	12/31/2020

	$ in thousands

Pension	2,855	410	—	—	745	4,010
Loss on contract	272	—	(272)	—	—	—
Employee litigation and severance	639	229	(308)	(49)	49	560
Commercial litigation	2,832	329	(1,692)	(985)	86	571

Total	6,598	968	(2,272)	(1,034)	881	5,141

Non-current provisions	2,855	410	—	—	745	4,010
Current provisions	3,743	558	(2,272)	(1,034)	136	1,131

	01/01/2021	Additions	Amounts used during the period	Reversals	OCI	12/31/2021

	$ in thousands

Pension	4,010	628	—	—	(565)	4,073
Employee litigation and severance	560	172	(99)	(82)	(43)	508
Commercial litigation	571	261	(191)	(241)	(37)	363

Total	5,141	1,061	(290)	(324)	(645)	4,944

Non-current provisions	4,010	628	—	—	(565)	4,073
Current provisions	1,131	433	(290)	(324)	(79)	871
During the year ended December 31, 2021, additions mainly relate to (i) pension service cost of the period for $0.6 million, (ii) employee litigation for $0.2 million and (iii) commercial litigations with suppliers for $0.3 million. The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigation for $0.2 million and (ii) the settlement of a commercial litigation for $0.4 million.

During the year ended December 31, 2020, additions mainly relate to (i) commercial litigation for $0.3 million, (ii) employee litigation for $0.2 million and (ii
i
) pension service cost of the period for $0.4 million. The amounts used and reversed during the period mainly relate to (i) fee payments in connection with the Montvale, New Jersey facility discontinuation, for $0.3 million, (ii) the settlement of employee litigation for $0.2 million and (iii) the settlement of a commercial litigation for $0.3 million and (iv) the settlement of a commercial litigation for $2.7 million of which $1.7 million was paid.

Commitments for compensation payable to employees upon their retirement
France
In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2019, 2020 and 2021 amounted to $1.1 million, $1.5 million and $0.6 million, respectively.
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
As part of the estimation of the retirement indemnity to employee based on the employer initiative, the following assumptions were used for all categories of employees:

	2019	2020	2021

% social security contributions	45.00%	45.00%	45.00%
Salary increases	3.50%	3.50%	3.50%
Discount rate	1.00%	0.68%	1.13%
Terms of retirement	Retirement based on the employer initiative
Retirement age	65 years old	65 years old	65 years old
The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

F-5
5

The following table shows reconciliation from the opening balances to the closing balances
for net defined benefit liability and its components.

$ in thousands
As of January 1, 2019	(2,278)

Current service cost	(275)
Interest cost	(39)
Benefit paid	—
Actuarial gains and losses	(303)
Reclassification/CTA	40
As of December 31, 2019	(2,855)

Current service cost	(381)
Interest cost	(29)
Benefit paid	—
Actuarial gains and losses	(411)
Reclassification/CTA	(334)
As of December 31, 2020	(4,010)

Current service cost	(602)
Interest cost	(26)
Benefit paid
Actuarial gains and losses	231
Reclassification/CTA	334
As of December 31, 2021	(4,073)

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
Details of commitments

As of December 31, 2021	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands

License and collaboration agreements	17,580	1,530	3,060	3,060	9,930
Clinical & Research and Development agreements	444	444	—	—	—
IT licensing agreements	1,101	445	655	—	—

Total commitments	19,125	2,419	3,715	3,060	9,930

Obligations under the terms of license and collaboration agreements
We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.
We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.
Obligations under the terms of Clinical & Research agreements
We have entered into clinical and research agreements where we are obligated to pay for services to be provided in the next years regarding our research collaboration agreements, clinical trials and translational research projects.
Obligations under the terms of IT licensing agreements
We have entered into an IT licensing agreement and have related obligations to pay licensing fees.
Note 20. Related parties
Key management personnel remuneration
Key management personnel include members of the Board of Directors and the CODM as of December 31, 2021, as described in Note 3.5.
Short-term employee benefits paid to key management personnel totaled to $5.2 million in the fiscal year 2019, $6.3 million in the fiscal year 2020 and $6.0 million in the fiscal year 2021.
On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.
Key management personnel received an aggregate of 676,465 securities in share-based remuneration (free shares and stock options) over the year ended December 31, 2021. The associated non-cash
stock-based compensation expense of $1.4 million was recognized for 2021.
Other transactions with related parties
Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities.
Compensation paid for those services in the years ended December 31, 2019, 2020 and 2021 amounted to $71 thousand, $58 thousand and $71 thousand respectively. No balances were outstanding at the end of each fiscal year. As of December 31, 2021, Mr. Godard held 50,000 non-employee
warrants that could be exercised to obtain 50,000 shares at a strike price of €38.45, 50,000 shares at a strike price of €28.01 for 50,000 warrants, 40,175 shares at a strike price of €27.37 for 40,175 warrants, 37,000 shares at a strike price of €18.68 for 40,000 warrants and 40,000 shares at a strike price of €24.34 for 40,000 warrants.
Note 21. Subsequent events
On January 10, 2022, our licensed partner, Allogene Therapeutics announced removal of FDA clinical hold on their clinical studies.
On February 10, 2022, we announced the appointment of Mr. Bing Wang as Chief Financial Officer.

On February 22, 2022, Calyxt announced th
e placement to an institutional investor in an underwritten offering of (i)
3,880,000
shares of Calyxt common stock,
(ii) pre-funded
warrants to purchase up to
3,880,000
shares of its common stock, and (iii) common warrants to purchase up to
7,760,000
shares of its common stock (the “Offering”). The shares of common stock and the pre-funded
warrants were each sold in combination with corresponding common warrants, with one
common warrant to purchase
one
share of common stock for each share of common stock or each pre-funded
warrant sold. The
pre-funded
warrants will have an

exercise

price of $
0.0001
per share of Calyxt common stock and the common warrants will have an exercise price of $
1.41
per share of Calyxt common stock. The
pre-funded
warrants will be immediately exercisable and remain exercisable until exercised, while the common warrants will be exercisable six
months after the date of issuance and will have a term of
five
years from the date of exercisability. The aggregate public offering price for each share of common stock or each pre-funded
warrant and, in each case, an accompanying common warrant was $
1.41
. All securities sold in the Offering were sold by
Calyxt. In the aggregate, Calyxt received estimated net proceeds of $10.0 million, after deducting approximately $0.9 million of placement and agent fees and estimated other offering expenses. Calyxt intends to use the net proceeds from this offering for enhancing the capabilities of its BioFactory production system and increasing its capacity to produce at larger scales, continuing to build out its PlantSpring technology platform and AIML capabilities, furthering customer relationships, and for working capital and general corporate purposes.

Based on Calyxt’s 42,718,930 outstanding common stock as of February 23, 2022, if all
Pre-Funded
Calyxt Warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 51.4%, and if all Warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 44.1%.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title:	Chief Executive Officer
Date: March 3, 2022