Form 20-F
period 2022-12-31
Cellectis S.A.
filed 2023-03-14
CIK 1627281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, nominal value €0.05 per share: 45,675,968 as of December 31, 2022

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated file	☐	Emerging Growth Company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included on the filing reflect the correction of an error to previously issued financial statements  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§
240.10D-1(b).  ☐
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

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) to, “Cellectis,” the “Company,” “we,” “us” and “our” refer to Cellectis S.A. and its consolidated subsidiaries. References to “Calyxt” refer to Calyxt, Inc. in which we hold 49.1% (as of December 31, 2022) of all outstanding common stock. The Plants segment, which is carried out through Calyxt, is presented in this Annual Report as a discontinued operation in accordance with IFRS 5 (see Note 4 to the audited consolidated financial statements included herein).

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this Annual Report are the property of Cellectis. Calyxt owns the names PlantSpring and BioFactory as well as trademarks Calyxt® and Calyno® and owns or licenses other trademarks, trade names and service marks appearing in this Annual Report. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect such forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the implementation of our strategic plans for our business, product candidates and technology;

•	the initiation, timing, progress and results of our research and development programs and our pre-clinical and clinical studies;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	our manufacturing capabilities and operations at our in-house manufacturing facilities;

•	the commercialization of our product candidates, if approved;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	regulatory developments in the United States and foreign countries;

•	the pricing and reimbursement of our product candidates, if approved;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to contract on commercially reasonable terms with contract research organizations, or CROs, third-party suppliers of biological raw or starting materials and manufacturers;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for operations;

•	the potential benefits of our strategic licensing agreements and our ability to enter into future strategic arrangements;

•	the ability and willingness of strategic licensees to actively pursue development activities under our strategic licensing agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic licensing agreements with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier (“Servier”);

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of, and demand for, our product candidates;

•	our status as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes;

•	the financial performance and cash runway for our Therapeutics business;

•	our ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as a foreign private issuer, or FPI;

•	developments relating to our competitors and our industry, including competing therapies and technologies;

•	statements about Calyxt’s proposed merger transaction with Cibus Global LLC, or Cibus, the consummation of such transaction, and the impact of such transaction on Cellectis;

•	statements about Calyxt’s capital resources and liquidity, including its cash runway, and its ability to continue as a going concern;

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

•

Because we anticipate that our product candidates may initially receive regulatory approval as treatments for advanced disease or rare diseases, the size of the initial market for our product candidates may be limited.

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

•	Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may adversely affect our financial results.

•

We rely on a third party for the supply of alemtuzumab that is used in certain of our clinical trials as part of the lymphodepletion regimen, and issues relating to such third party may impact the clinical development and commercialization of our products.

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

Risks Related to Our Therapeutics Business

As a clinical-stage biopharmaceutical company, we have incurred net losses in every period since our inception and anticipate that we will incur substantial net losses in the future.

We are a clinical-stage biopharmaceutical company and devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates and the advancement of our clinical trials. Investment in biopharmaceutical product development is highly speculative because it entails both substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. Our most advanced product candidates remain in clinical development. We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. As a result, we are not profitable and have incurred net losses in each period since our inception. For the year ended December 31, 2022, we reported a net loss of $98.7 million for the therapeutic segment, received $15.8 million in cash payments pursuant to our strategic licensing agreements, and our research and development expenses were $97.5 million. As of December 31, 2022, we had an accumulated deficit (excluding Calyxt) attributable to the shareholders of Cellectis of $396.7 million.

Notwithstanding our ongoing clinical trials, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a biopharmaceutical product. Even if we or our strategic licensees successfully commence and complete clinical trials and obtain regulatory approval to market a product, any future revenues will depend upon the size of any markets in which the products are approved for sale as well as the market share captured by such products, market acceptance of such products and levels of reimbursement from third-party payors.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from year to year and quarter to quarter. We expect our expenditures to increase as we conduct our clinical studies, file IND and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates, invest in deploying and scaling our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.

In addition, we have encountered, and may encounter in the future, unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. For example, we and our licensees have had clinical trials placed on hold by the FDA, which have had the effect of temporarily suspending these clinical programs until the resolution of the hold with the FDA. You should consider our business and prospects in light of the risks and difficulties we face as a clinical-stage biopharmaceutical company.

We face substantial competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry, and the immuno-oncology industry in particular, is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are more effective, safer, more easily commercialized, or less costly than our product candidates. Further, competitors may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

We face competition from major multinational pharmaceutical companies, new and established biotechnology and specialty pharmaceutical companies, academic research institutions, government agencies and public and private research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, greater expertise in large scale pharmaceutical manufacturing, and/or well-established marketing and sales teams. Smaller or early-stage companies may compete with us through collaborative arrangements with large, established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

The success of other therapies developed by our competitors could impact our regulatory strategy and delay or prevent regulatory approval of our product candidates. Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products may limit demand for, or the price that we are able to charge for, our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances.

We are subject to various risks related to public health crises, including the COVID-19 pandemic, that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.

Any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse impact on our business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 global pandemic, a regional epidemic or a global pandemic could cause disruptions to national and global economies and financial markets as well as raw materials supply chains, and could have a negative impact on our clinical trials, including with respect to patient recruitment. In the case of the COVID-19 pandemic, the most significant impact on our business were clinical trial delays resulting from patient enrollment disruptions, increased patient withdrawals from clinical trials, and tighter restrictions imposed on patients participating in clinical trials.

While we believe that global health systems and patients have largely adapted to the impacts of COVID-19, the advancement of our clinical trials relies on physician-administered product candidates and in-person patient follow-up, which could be adversely affected by the pandemic if it continues or worsens. The continued duration and severity of the COVID-19 pandemic is uncertain and difficult to predict. The degree to which COVID-19-related disruptions impact our business in 2023 will depend on future developments, beyond our knowledge or control. In addition, any future pandemic, epidemic or similar public health threat could present similar risks to our business, results of operations, financial condition and prospects.

We may need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

The process of developing and manufacturing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky. We are currently sponsoring four clinical studies, preparing regulatory filings to commence new clinical studies and/or to add additional investigational sites for ongoing studies, advancing pre-clinical testing for additional product candidates, and conducting manufacturing at our in-house manufacturing facilities. Accordingly, we expect our operational expenses to increase in connection with our ongoing activities. In addition, subject to obtaining regulatory approval of any biopharmaceutical product candidates, we expect to incur significant commercialization expenses. Further, our operating plans, including product development and commercialization plans, may change in light of changed circumstances or as a result of factors currently unknown to us, which may require us to seek additional funds sooner than planned.

As of December 31, 2022, Cellectis, excluding Calyxt, had cash and cash equivalents of $89.8 million. Based on the current operating plan and financial projections, we believe our cash and cash equivalents, together with current financial assets, cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements), government funding of research programs, and our borrowing of €35.0 million under Tranche A and B of the €40.0 million finance contract (the “Finance Contract”) that we entered into with the European Investment Bank, or EIB, on December 28, 2022, will be sufficient to fund Cellectis’ Therapeutics’ operations into the third quarter of 2024.

Our ability to raise additional capital may be limited. If we raise additional capital through the sale of additional equity or convertible securities, current ownership interests may be diluted and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. For example, in connection with the Finance Contract, the Company has also agreed to enter into a warrant agreement with EIB with respect to the issuance of warrants to EIB in connection with, and as a condition to, the funding of each tranche under the Finance Contract. In addition, on January 4, 2023, Cellectis initiated an at-the-market equity offering program, under which the Company may offer and sell to eligible investors a maximum gross amount of up to $60.0 million of ADSs, each ADS representing one ordinary share, from time to time following that date. Due to any future issuances of shares of our common stock, including pursuant to the warrants issuable to EIB, if any, or our ATM facility, our shareholders may experience immediate dilution and, as a result, our stock price may decline.

Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. For example, in connection with the Finance Contract, we agreed to certain negative undertakings, which include: restrictions on dispositions of assets by us and our subsidiaries, restrictions on changes to the general nature of our business, restrictions on us and our subsidiaries engaging in mergers and other restructuring transactions, restrictions on certain ownership changes with respect to subsidiaries, restrictions on us and our subsidiaries engaging in acquisitions or making investments, restrictions on us and our subsidiaries incurring additional indebtedness or guarantees, restrictions on the making of intercompany loans, restrictions on us and our subsidiaries engaging in certain hedging or derivative transactions, restrictions on us and our subsidiaries making specified restricted payments including dividends and share repurchases, restrictions on us and our subsidiaries becoming creditors in respect of certain indebtedness, and restrictions on the incurrence of security over any of our or our subsidiaries’ assets. To the extent we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

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

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Gene-editing remains relatively new technology, and if we are unable to use this technology in our intended applications, our revenue opportunities will be limited.

Our TALEN technology involves a relatively new approach to gene editing, using sequence-specific deoxyribonucleic acid (DNA)-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may have difficulty creating nucleases for certain gene sequences that we may seek to target, which could limit the usefulness of our technology. Our technology may also not be shown to be effective in clinical studies that we or licensees of our technology may conduct, or may be associated with safety issues that may negatively affect our development programs. For instance, gene-editing may create unintended changes to the DNA such as a non-target site gene-editing, a large deletion, or a DNA translocation, any of which could lead to oncogenesis. In the ALPHA2 trial being conducted by our strategic licensee, Allogene, Allogene observed a chromosomal abnormality, and the FDA placed Allogene’s clinical trials on hold following this observation. While Allogene reported that its investigation concluded that gene editing was not responsible for the chromosomal abnormality and the hold was resolved, we or our licensees may discover future abnormalities caused by gene editing or other factors that would impact our development plans.

In addition, the field of gene-editing is rapidly developing. Our competitors may introduce new technologies that render our technology obsolete, uneconomical or less attractive. Similarly, our licensees may improve upon our technology in ways that makes our underlying technology, without such improvements, less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, any failures of such technology could adversely impact our programs. We also may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

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

From time to time, we or our strategic licensee partners may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we and our strategic licensees have published preliminary data from on-going clinical studies, such data is preliminary in nature, does not bear statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. Particular caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies—such results should not be viewed as predictive of future results. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials for the same product candidates or in clinical trials for other allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates.

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

Positive interim or preliminary results of clinical trials do not necessarily predict positive final results, and success in early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials may still fail to show the desired safety and efficacy profile despite having successfully progressed through initial clinical trials. A number of pharmaceutical and biopharmaceutical companies have suffered significant setbacks—lack of efficacy, insufficient durability of efficacy or unacceptable safety issues (including a number of patient deaths in CAR-T trials conducted in the United States)—in advanced clinical trials, even after promising results in earlier trials. We cannot be certain that our product candidates will not face similar setbacks .

An unfavorable outcome in one or more of our or our strategic licensees’ clinical trials would be a major setback for our product candidates and for us and may require us or our strategic licensees to delay, reduce or re-define the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.

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

•

lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, site selection, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications and competition from approved products;

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

•

serious safety issues, including drug-related side effects experienced by patients in clinical trials—for example, following a patient death related to cytokine release syndrome, or CRS, patient recruitment for our AMELI-01 Study was paused, in accordance with its protocol, pending the implementation of a modified protocol treatment strategy, which commenced in December 2022;

•	failure of our or our strategic licensees’ third-party contractors to meet their contractual obligations in a timely manner; or

•	lack of, or failure to, demonstrate efficacy of our products candidate.

Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and obtaining regulatory approval.

We have concentrated our research, development and manufacturing efforts on our gene-edited CAR T-cell immunotherapy product candidates, and our future success depends on the successful development of this therapeutic approach. We are in the early stages of developing our UCART platform, and we have experienced significant development challenges, including with prior clinical holds by the FDA. There can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in fully or effectively deploying a sustainable, reproducible and scalable manufacturing process at our new manufacturing facilities, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all. Our expectations with regard to the scalability and cost of manufacturing may change significantly as we further progress the development of our product candidates.

In addition, the clinical study requirements of the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”) and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. In addition, we may experience additional regulatory challenges with respect to clinical trials in which patients receive a lymphodepletion regimen. For example, regulatory authorities may require us to demonstrate the safety of such a lymphodepletion regimen as well as its contribution to the overall benefit to risk ratio, which could require that we collect additional clinical data.

Approvals by the European Commission, on the basis of the opinion issued by the EMA, and FDA for existing autologous CAR T-cell therapies may not be indicative of what these regulators may require for approval of our therapies. Also, while we expect reduced variability in our products candidates compared to autologous products, we do not have significant clinical data supporting any benefit of lower variability and the use of healthy donor material may create separate variability challenges for us. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

Our business is highly dependent on the success of our lead product candidates, and we cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.

Our business and future success depends on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our most advanced product candidates, UCART123, UCART22 and UCARTCS1, as well as the ability of our strategic licensees to advance the product candidates that they are developing pursuant to licenses from us. Because our lead product candidates, and UCART product candidates of our strategic licensees, are among the first allogeneic products to be clinically evaluated, the failure of any such product candidate, or the failure of other allogeneic T cell therapies, may impede our ability to develop our product candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of our entire pipeline of allogeneic T cell therapies. If significant events, such as significant GvHD or chromosomal abnormality events, are observed with the administration of our or our licensees’ product candidates, or if any of the product candidates is viewed as less safe or effective than autologous therapies, our ability to develop other allogeneic therapies may be significantly harmed. For example, all of the clinical trials of our strategic licensee, Allogene, were put on clinical hold due to an observation in Allogene’s ALPHA2 trial. While that clinical hold has been resolved, we could be subject to clinical holds in the future due to any similar unexpected observations or as a result of adverse patient outcomes or other issues.

Our therapeutic product candidates will require substantial additional clinical and non-clinical development, testing, and regulatory review and approval in multiple jurisdictions, substantial investment, implementation and scaling of our commercial manufacturing capabilities, and significant marketing efforts before we can generate any revenue from product sales. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate, with substantial evidence gathered in well-controlled clinical trials and to the satisfaction regulatory authorities (including the FDA in the United States and the EMA in the EU) that the product candidate is safe and effective for use in each target indication. Following this extensive regulatory process, the manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to pursue commercialization.

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

We operate two in-house manufacturing facilities—a facility in Paris, France, which is dedicated to the manufacturing of certain raw and starting material for our investigational products, and a facility in Raleigh, North Carolina, which is dedicated to the production of clinical UCART products. Both facilities are fully operational and in December 2022, the first patient was dosed with our in-house manufactured product candidate UCART22. Despite our manufacturing success to date, we have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively exploiting such in-house manufacturing capabilities at the scale required for advanced clinical trials or commercialization. We may face additional challenges, including, among others, cost overruns, process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, timely availability of reagents or raw materials, equipment failures, labor shortages, natural disasters and power failures. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to effectively and efficiently manufacture our product candidates. Any of these factors could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. In addition, we may never obtain the regulatory approvals to manufacture our commercial products in our in-house manufacturing facilities.

Until such time as we are able to operate our manufacturing facilities at commercial scale, we expect to continue to use use third-party contract manufacturing organizations, or CMOs, to manufacture certain of our product candidates. See “Risks Related to Our Reliance on Third Parties.”

Any changes to manufacturing processes may result in additional regulatory approvals.

The manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval for the jurisdictions in which we or our strategic licensees will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, FDA or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we or any CMOs on which we rely are unable to reliably produce product candidates or products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.

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

For example, there have been patient deaths in CAR-T trials conducted in the United States by our competitors as well as in our UCART123 and UCARTCS1 clinical studies, which have led to clinical trial holds or protocol-based pauses in patient recruitment. In addition, on October 7, 2021, the FDA placed a clinical hold on all of our strategic licensee Allogene Therapeutics’ clinical trials following a chromosomal abnormality detected in ALLO-501A, which hold was removed by the FDA in January 2022. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to the respective product candidates and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays, stronger labeling for approved product candidates and a decrease in demand for any such product candidates.

Monitoring and managing toxicities in patients receiving our product candidates is challenging, which could adversely affect our ability to obtain regulatory approval and commercialize.

For our clinical trials of our product candidates, we contract or will contract with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved, on a commercial basis could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.

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

Patient enrollment is affected by a variety of factors, including:

•	severity of the disease under investigation;

•	incidence and prevalence of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial, including relative to available therapies;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	patient referral practices of physicians;

•	our ability to monitor patients adequately during and after treatment, and

•	ability of the clinical sites to have sufficient resources and avoid any backlogs.

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

As certain of our clinical trials require conditioning patients with chemotherapy, including agents such as fludarabine, cyclophosphamide and alemtuzumab, our ability to enroll may also be impacted by the shortage of such agents. For example, the FDA has reported a shortage of fludarabine and any failure or delays by us or by our clinical trial sites to obtain sufficient quantities of fludarabine may delay our ability to enroll and treat patients in our clinical trials.

Our product candidates may cause undesirable side effects that have halted and could in the future halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in other significant negative consequences.

Undesirable or unacceptable side effects caused by our product candidates have and could in the future cause us or regulatory authorities to interrupt, delay, suspend or halt clinical trials. Such side effects could also result in the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities, or could lead to a more restrictive label for our product candidates.

Results of our clinical trials could reveal a high and unacceptable incidence and severity of side effects or unexpected characteristics. Approved autologous CAR T therapies and those under development have shown frequent rates of CRS, neurotoxicity, serious infections, and prolonged cytopenia, and adverse events have resulted in the death of patients.

We have seen similar adverse events for allogeneic CAR T product candidates. In the currently ongoing UCART product candidate clinical studies, the most common severe or life-threatening adverse events include CRS, cytopenia and infections. As reported, there have been patient deaths in the AMELI-01 Study and the MELANI-01 Study as well as in clinical trials conducted by our strategic licensees, including deaths attributable to UCART immuno-therapy. In the future, additional patients may experience severe adverse events related to UCART product candidates, some of which may result in death. In addition, our allogeneic CAR T cell product candidates undergo gene engineering by using lentivirus and TALEN nucleases that can cause insertion, deletion, or chromosomal translocation. These changes can cause allogeneic CAR T cells to cause additional adverse events.

The allogeneic nature of our CAR T cell product candidates may also cause unique adverse events related to the differences between the donor material used to manufacture the product candidates and patients, such as GvHD. GvHD results when allogeneic CAR T cells start recognizing the patient’s normal tissue as foreign. We use our TALEN gene-editing technology to inactivate a gene coding for TCRα, a key component of the natural antigen receptor of T cells, to cause the engineered T cells to be incapable of recognizing foreign antigens. Accordingly, when injected into a patient, the intent is for the engineered T cell not to recognize the tissue of the patient as foreign and thus avoid attacking the patient’s tissue. However, our CAR T cell product candidates may not have the benefits that we anticipate and may not be successful in limiting the risk of GvHD.

In addition, in certain of our clinical trials, we utilize a lymphodepletion regimen, which generally includes fludarabine, cyclophosphamide and alemtuzumab, that may cause serious adverse events. For instance, because the regimen will cause a transient and sometimes prolonged immune suppression, patients will have an increased risk of infection, such as to COVID-19, that may be unable to be cleared by the patient and ultimately lead to other serious adverse events or death. Our lymphodepletion regimen has caused and may also cause prolonged cytopenia. We are also exploring various dosing strategies for lymphodepletion in our clinical trials, which may increase the risk of serious adverse events.

As more patients are included in our and our strategic licensee’s clinical trials, previously less common, side effects and adverse events may also emerge. Additional UCART product candidates that enter clinical development may also cause similar or more severe toxicities, particularly if such product candidates require higher dose levels or are administered to higher risk patient populations.

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

The incorporation of an anti-CD52 monoclonal antibody as part of our lymphodepletion regimen prior to administration of UCART product candidates may increase the risk of adverse side effects.

In certain of our clinical trials, we utilize an anti-CD52 monoclonal antibody as part of a lymphodepletion regimen to be infused prior to infusing patients with our product candidates. We believe that using an anti-CD52 antibody in a lymphodepletion regimen may delay rejection of our allogeneic T cells by the patient’s immune system, and therefore improve the window of persistence during which such engineered allogeneic T cells can expand and actively target and destroy cancer cells. However, the anti-CD52 antibody may not have the benefits that we anticipate and could result in adverse effects or confounding other adverse effects. For instance, our lymphodepletion regimen, including the use of an anti-CD52 antibody, will cause a transient and sometimes prolonged immune suppression, which is associated with an increased risk of infection, such as COVID-19, that may be unable to be cleared by the patient and ultimately lead to other serious adverse events or death.

We currently use alemtuzumab, a monoclonal antibody that binds CD52, as the anti-CD52 antibody for our lymphodepletion regimen. Alemtuzumab is known to have risk of causing certain adverse events. On November 14, 2019, the EMA completed a pharmacovigilance review of alemtuzumab in the context of the treatment of multiple sclerosis (Lemtrada®) following reports of immune-related disorders and cardiovascular disorders, including fatal cases. Among other things, the EMA recommended that alemtuzumab not be used in patients with certain heart, circulation or bleeding disorders or in patients who have autoimmune disorders other than multiple sclerosis. The EMA also recommended that alemtuzumab only be given in a hospital with ready access to intensive care facilities and specialists who can manage serious adverse reactions. In each of June 2021 and June 2022, the European Commission decided to update the product information of Lemtrada® to add additional adverse reaction warnings. Because of the risk of autoimmunity, infusion reactions, and malignancies, Lemtrada®is available in the United States only through restricted distribution under an FDA-approved and mandated Risk Evaluation and Mitigation Strategy (REMS) Program.

On May 11, 2021, we entered into each of a partnership agreement and a supply agreement with Genzyme Corporation, or Genzyme, regarding alemtuzumab to be used as part of the lymphodepleting regimen in certain Cellectis-sponsored UCART clinical trials. As part of the agreement, Genzyme supplies alemtuzumab to support Cellectis’ clinical studies, and the parties agreed to to enter into discussions to execute an additional agreement for the commercial supply of alemtuzumab by Genzyme to Cellectis under pre-agreed financial conditions. Following this agreement, we are implementing the use of alementuzumab as a Cellectis investigational medicinal product, coded as CLLS52, in the clinical protocols BALLI-01, MELANI-01, NATHALI-01 in the United States and in the relevant European Union member states. These clinical studies are currently conducted at specialized centers that are experienced at managing patients with advanced malignancies as well as toxicities associated with immunomodulatory therapies. We will monitor the safety profile of CLLS52 and ensure our pharmacovigilance reporting responsibilities as sponsor. If the EMA, FDA or other regulatory agencies further limit the use of alemtuzumab or anti-CD52 antibodies, or if the FDA, EMA or other relevant regulatory agencies issues additional requirements for the use of CLLS52, our clinical programs could be adversely affected.

If we are unable to successfully secure an adequate source of CLLS52 in the timeframe we anticipate, or if regulatory authorities do not approve the use of CLLS52 in combination with our UCART product candidates, we could face delays in our product development efforts and/or the commercialization of our product candidates.

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

In addition, for any product candidates developed by a licensee pursuant to a licensing agreement, we will depend entirely upon such licensee for marketing and sales of that product. These partners may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all, which could prevent the affected products from reaching milestones or sales that would trigger payments to Cellectis.

Even if any of our product candidates are commercialized, they may not be accepted by physicians, patients, or others in the medical community.

The use of engineered T-cells as a cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers or others in the medical community. Even if any of our product candidates receive marketing approval, the medical community may not accept such products as adequately safe and efficacious for their indicated use. We expect physicians in the large bone marrow transplant centers to be particularly important to the medical community’s acceptance of our products, and we may not be able to educate them on the benefits of using our product candidates for many reasons. Moreover, physicians may choose to restrict the use of the product, if, based on experience, clinical data, side-effect profiles and other factors, they are not convinced that the product is preferable to alternative drugs or treatments.

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

Successful sales of our product candidates, if approved, depend, in part, on the availability of adequate coverage and reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from third-party payors are critical to new product acceptance. The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. Coverage and reimbursement may depend upon a number of factors, including determinations as to whether a product is:

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

Our future profitability, if any, will depend, in part, on our ability and the ability of our strategic licensees to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to additional risks and uncertainties related to operating in foreign countries, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements in each jurisdiction that we pursue;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	increased difficulties in managing the logistics and transportation of storing and shipping product candidates;

•	country specific requirements related to the cells used as starting material for manufacturing;

•	language barriers for technical training, healthcare professionals and patients documents;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations;

•	potential imposition of governmental controls;

•	economic weakness, including inflation, or political instability in foreign economies and markets;

•	difficulties staffing and managing foreign operations and workforces; and

•	business interruptions resulting from natural or man-made disasters, including earthquakes, tsunamis, fires, epidemics or pandemics, or geo-political actions, including war and terrorism.

Risks Related to Our Reliance on Third Parties

Third parties on whom we rely to conduct some aspects of our development programs may not perform satisfactorily.

We do not, and do not expect in the future to, independently conduct all aspects of our development programs. We rely, and will continue to rely, on third parties for certain aspects of manufacturing, quality control, protocol development, material supply, research and pre-clinical development, translational activities, and clinical testing, clinical trial conduct and distribution activities. With respect to the clinical trials that we sponsor, we rely on clinical research organizations, or CROs, medical institutions and clinical investigators to conduct our clinical studies. Such reliance on third parties reduces our control over these activities, but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols.

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

We rely on third parties to manufacture and store our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved.

Although our two in-house manufacturing facilities in Paris, France, and Raleigh, North Carolina, are both operational, we may not be able to effectively scale our manufacturing to meet our anticipated commercial needs, in the event that any of our product candidates are approved. Accordingly, we continue to rely, in part, on contract manufacturing organizations, or CMOs, for manufacturing our product candidates and certain starting materials. We rely on third parties to manage all other aspects of the supply, including disposition and distribution logistics. There can be no assurance that we will not experience supply or manufacturing issues in the future and any such issues may limit our ability to recruit new patients for our clinical trials.

The full transition of manufacturing solely to our own facilities will require significant investment and that we meet certain regulatory conditions, which may delay or extend our clinical trial timelines. We have not yet caused our product candidates to be manufactured or processed on a commercial scale and may not be able to achieve manufacturing and processing and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy commercial demands for any of our product candidates. Our self-manufactured clinical supply is also limited to small quantities and any latent defects discovered in our supply could significantly delay our development timelines.

We do not have long-term agreements in place with CMOs for the manufacture of our cell therapies. In addition, although we have an agreement with Genzyme for the supply of alemtuzumab to be used in our sponsored UCART clinical trials, we have not executed an agreement for the commercial supply of alemtuzumab and Genzyme has right to terminate the agreement under certain conditions. If we are unable to contract with CMOs on acceptable terms or at all, this could result in delays in our product development efforts and/or the commercialization of our product candidates.

Our CMOs are subject to the same risks we face in our own manufacturing operations, as described above. See “Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.”

We also rely on third parties to store our released product candidates, and any failure to adequately store our product candidates could result in significant delay to our development timelines. Any additional or future damage or loss of raw materials or product candidates could materially impact our ability to manufacture and supply our product candidates. Each of these risks could delay our clinical trials, the approval, if any of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue.

Third parties on whom we rely may not perform satisfactorily.

We and our strategic licensees rely on medical institutions, clinical investigators, CROs and contract laboratories to carry out, or otherwise assist with, clinical trials or to perform data collection and analysis and on CMOs for the manufacturing of certain product candidates and starting materials. While we and our strategic licensees have agreements governing these services, we and our strategic licensees have limited control over such third parties’ actual performance. Nevertheless, we or our strategic licensees, as applicable, are responsible for ensuring that such clinical trial is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards. Reliance on a third party does not relieve the sponsor of a clinical trial of any regulatory responsibilities, including compliance with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, good manufacturing practices, or GMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected.

If we, our strategic licensees, our respective CROs, or our respective investigators or trial sites, or our respective CMOs fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in the applicable clinical trial may be deemed unreliable or otherwise not usable and the regulatory authorities and they may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates.

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

Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences

Under the License, Development and Commercialization Agreement dated March 6, 2019, between us and Les Laboratoires Servier SAS and Institut de Recherches Internationales Servier SAS (collectively, “Servier”), as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier currently holds an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including UCART19, ALLO-501 and ALLO-501A (collectively, “CD19 Products”). The exclusive rights for the development and commercialization of CD19 Products in the United States have been sublicensed by Servier to Allogene.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purported to provide Allogene with the ability to elect to obtain a license to the CD19 Products outside of the United States. We do not believe that the Servier License Agreement permits Servier to grant such a world-wide sub-license to Allogene. We also believe that Servier has not complied with its performance obligations under the Servier License Agreement, which we believe may involve material breaches of the Servier License Agreement.

We are evaluating all available options and contractual remedies to address the foregoing matters. Unless an appropriate resolution is reached with Servier, we may incur additional costs and expenses relating to any potential dispute with Servier, the development and commercialization of the CD19 Products may be delayed, and our relationship with Servier as well as the relationship between us and Allogene may be further strained. Any failure to resolve these issues could have a significant adverse impact on our business, financial condition and prospects.

We rely on T cells from healthy donors to manufacture our product candidates, and if we do not obtain an adequate supply of T cells from qualified donors, development of those product candidates may be adversely impacted.

Unlike autologous CAR T companies, we are reliant on receiving healthy donor material to manufacture our product candidates. Healthy donor T cells vary in type and quality, and this variation makes producing standardized product candidates more difficult and makes the development and commercialization pathway of those product candidates more uncertain. We have developed a screening process designed to enhance the quality and consistency of T cells used in the manufacture of our CAR T cell product candidates, but our screening process may fail to identify suitable donor material and we may discover unacceptable variability with the material after production. We may also have to update our specifications for new risks that may emerge, such as to screen for new viruses or chromosomal abnormalities.

We have strict specifications for donor material, which include specifications required by regulatory authorities. If we are unable to identify and obtain donor material that satisfy specifications, agree with regulatory authorities on appropriate specifications, or address variability in donor T cells, there may be inconsistencies in the product candidates we produce or we may be unable to initiate or continue clinical trials on the timelines we expect, which could harm our reputation and adversely impact our business and prospects.

In addition, vendors have faced challenges in obtaining donor material during the COVID-19 pandemic. Future health crises, including any resurgence of the COVID-19 pandemic, could result in challenges to our vendors’ abilities to secure sufficient donor material to manufacture our product candidates.

Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not guaranteed.

We are dependent on third parties for the supply of various of materials, including certain biological materials, that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, biological materials are subject to stringent manufacturing process and rigorous testing. Certain of our suppliers are small-scale business and may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms.

Some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier, including to meet any regulatory requirements for such qualification, could result in additional costs, delays, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on our business. We also face competition for supplies from other cell therapy companies. Such competition may make it difficult for us to secure raw materials or the testing of such materials on commercially reasonable terms or in a timely manner.

Delays in the completion and validation of manufacturing processes for these materials could adversely affect the ability to complete trials and commercialize our product candidates. In addition, our suppliers or manufacturers may, from time to time, change their internal manufacturing or testing processes and procedures. Such changes may require us to perform or have performed studies to demonstrate equivalence of the materials produced or tested under such new procedures. Such equivalence testing may impose significant delays in the development of our product candidates. Furthermore, our suppliers may face quality issues or findings from regulatory authorities’ inspections that could lead to delays or interruption of the supply of our product candidates.

We may enter into agreements with third parties to sell, distribute and/or market any of the products candidates we develop for which we obtain regulatory approval, which may adversely affect our ability to generate revenues.

As a company, we have no experience in sales, marketing and distribution of biopharmaceutical products. If any of our product candidates obtain marketing approval, we intend to develop sales and marketing capabilities, either in-house or with partners. Outsourcing sales, distribution and marketing may subject us to a variety of risks, including:

•	our inability to exercise direct control over sales, distribution and marketing activities and personnel;

•	potential failure or inability of contracted sales personnel to successfully market our products to physicians; and

•	potential disputes with third parties concerning distribution, sales and marketing expenses, calculation of royalties, and sales and marketing strategies.

There can be no assurance that we will be able to establish or maintain such arrangements, or if we are able to do so, that they will have effective sales forces or be on favorable terms. If we are unable to partner with a third party that has adequate sales, marketing, and distribution capabilities, we may have difficulty commercializing our product candidates, which would adversely affect our business, financial condition, and ability to generate product revenues.

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

As of December 31, 2022, we had 236 full-time employees (excluding employees of Calyxt). As our development, manufacturing and commercialization plans and strategies have developed, we have rapidly expanded our employee base, including the addition of managerial and operational staff at our in-house manufacturing facilities. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.

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

Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and growth of our company. To achieve this, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these activities.

If our management is unable to effectively manage our expected development and growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, we may be sued if our product candidates cause, or are perceived to cause, injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our strategic licensees, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates.

In addition, regardless of merit or eventual outcome, product liability claims may result in: decreased demand for our product candidates; impairment of our business reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to trial participants, patients or other claimants; loss of revenue; exhaustion of any available insurance and our capital resources; the inability by us and our strategic licensees to commercialize our product candidates; and a decline in our share price.

We maintain product liability insurance coverage for damages caused by our product candidates, including clinical trial insurance coverage, with coverage limits that we believe are customary for companies in our industry. This coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval, which could adversely affect our business. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage.

We may use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes. Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. Federal, state, local or foreign laws and regulations govern to use, manufacture, storage handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur delays, substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs or loss of personal data.

In the ordinary course of our business, we may collect, process, store and transmit proprietary, confidential and sensitive information, including personal data (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We may also share or receive sensitive information with our partners, CROs, CMOs, or other third parties. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place.

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce and distribute our product candidates. Cyberattacks could include, but are not limited to, the deployment of harmful malware (including as a result of advanced persistent threat intrusions), denial-of-service (such as credential stuffing), credential harvesting, social engineering attacks (including through phishing attacks), viruses, ransomware, supply chain attacks, personnel misconduct or error and other similar threats. We may also be the subject of software bugs, server malfunction, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures or other similar issues. In particular, ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, disruptions to our clinical trials, loss of data (including data related to clinical trials), significant expense to restore data or systems, reputational loss and the diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach to our information technology systems or the third-party information technology systems that support us and our services. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

Although we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have experienced attempts to compromise our information technology systems or otherwise cause a security incident. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to manufacture or deliver our product candidates. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

We may be unable to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate exploitable critical vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Any failure to prevent or mitigate security incidents or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state, federal, and international law and may cause a material adverse impact to our reputation, affect our ability to conduct our clinical trials and potentially disrupt our business.

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

In the EU, we are subject to the European Regulation (EU) No. 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State legislations complementing the GDPR. GDPR and EU Member State legislation apply to the collection and processing of personal data, including health-related information, of individuals in the EU by companies established in the EU and, in certain circumstances established outside of the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the informed consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data to countries outside of the European Economic Area (EEA) to most countries in the world, including the U.S., unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing U.S. companies to import personal information from the EEA has been the European Commission’s Standard Contractual Clauses (SCCs). However, the Court of Justice of the EU (CJEU) issued a decision that called into question whether the SCCs can lawfully be used for transfers of personal information from Europe to the United States or most other countries. At present, there are few, if any, viable alternatives to the SCCs, on which we have relied for personal information transfers from Europe to the United States and other countries outside of the EEA. After the mentioned CJEU judgment, new sets of SCCs were published on June 4, 2021 and, since December 27, 2022, such new sets must be used for all transfers relying on SCCs. Most importantly, the use of SCCs no longer automatically ensures compliance with the GDPR. Instead, companies remain required to conduct a data transfer impact assessment for each transfer, which adds a compliance burden. The GDPR has thus increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations. Potential pecuniary fines for noncompliant companies may be up to €20 million or 4% of annual global revenue, whichever is higher.

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

The Servier License Agreement provides that if a third party, meeting certain criteria, acquires control of us, directly or indirectly, by any means, or in the event that we sell or otherwise convey to a third party all or substantially all of our assets (or all or substantially all of our assets that are material to the performance of our obligations under the Servier License Agreement), and such third party successor conducts research, development, manufacturing or commercialization activities on the primary CD19 target or any other CAR-T products within the indications developed by Servier, then Servier has the right to acquire for one lump sum payment an exclusive fully paid-up worldwide license under our intellectual property, subject to certain exceptions including TAL technologies, to develop, manufacture and commercialize UCART19 products for use in anti-tumor immuno-therapy (the “Servier buy out”). If we and Servier fail to agree on the amount of payment for the Servier buy out within ten days following Servier’s provision of a buy-out notice, then the amount of the buy-out payment would be determined based a valuation process involving third-party valuators selected by us and Servier, respectively.

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

Because we are developing novel CAR T-cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing, and requirements have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in oversight responsibilities of gene therapy products and cell therapy products. In addition to FDA review and oversight, gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review processes and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and allowed its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

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

These various regulatory authorities, review committees and advisory groups and new or revised rules or guidelines that they promulgate or recommend from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAR T-cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

As we or our strategic licensees advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 studies are being sponsored by Servier and Allogene, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our strategic licensees and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART123, UCARTCS1, UCART22 and UCART 20x22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory requirements.

Even if we obtain regulatory approval in a jurisdiction for the product candidates we develop, the approval will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information. Any regulatory approvals received for the product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. For example, the holder of an approved BLA in the United States is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. Similarly, in the EU, pharmacovigilance obligations are applicable to all medicinal products. In particular, any marketing authorization holder has legal obligations to continuously collect data and conduct pharmacovigilance, i.e., the activities relating to the detection, assessment, understanding and prevention of adverse reactions and other medicine-related problems. Data have to be transmitted to the authorities within defined timelines, and any emerging concern about the benefit-risk balance has to be notified immediately. If necessary, competent authorities may request further investigations, including formal studies. Regulatory procedures exist for updating product information and implementing other safety measures. In addition to those obligations, holders of a marketing authorization for gene or cell therapy products must detail, in their application, the measures they envisage to ensure follow-up of the efficacy and safety of these products. In cases of particular concern, marketing authorization holders for gene or cell therapy products in the EU may be required to design a risk management system with a view to identifying, characterizing, preventing or minimizing risks related to those products, and may be obliged to carry out post-marketing studies and submit them to the EMA for review. In the United States, the holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar provisions apply in the EU. In particular, any amendment to the marketing authorization (e.g., manufacturing processes, therapeutic indication(s), product information, etc.) must be reviewed by the EMA for medicinal products having received a centralized marketing authorization valid across the entire EU. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. Similarly, in the EU any promotion of medicinal products is highly regulated. For example, in the EU, it is prohibited to promote prescription medicinal products to the general public and is permitted exclusively to healthcare professionals. Additional and stricter rules may apply to promotional materials and activities, depending on the specific jurisdiction involved, and these may require their prior vetting by the competent national regulatory authorities.

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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, which would significantly harm our business, results of operations and prospects. In addition, even if we or our strategic licensees were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products (in jurisdictions where pricing is approved), may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

We plan to seek orphan drug status for some or all of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with such status, which may cause our revenue, if any, to be reduced.

We plan to seek orphan drug designation for some or all of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested at any time before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Although we intend to seek orphan product designation for some or all of our product candidates, we may never receive such designations.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the FDA may grant orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority of the subsequent product to the product with orphan product exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we obtain orphan drug designation for a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Orphan drug exclusive marketing rights in the United States may be limited or lost if we seek and obtain approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective, the disease or condition exceeded the population threshold, or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

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

If we do not obtain, or if – despite having obtained it— we subsequently loose, orphan exclusivity for our products that do not have broad patent protection, our competitors may sell the same drug to treat the same condition and our revenues will be reduced.

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

A drug may be designated as a breakthrough if the product is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.

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

For product candidates that obtain an RMAT designation, breakthrough therapy designation or are accepted for PRIME support, interaction and communication between the FDA or the EMA, as applicable, and the sponsor of the trial can help to identify the most efficient path for clinical development. However, the granting of such designations and provisions of support is within the discretion of the FDA or the EMA, respectively. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for RMAT designation, breakthrough therapy designation, or PRIME support, the FDA or EMA, as the case may be, may disagree and instead decide not to grant such designation or support. In any event, the receipt of RMAT designation, breakthrough therapy designation or PRIME support for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional regulatory procedures and does not assure ultimate regulatory approval. In addition, even if one or more of our product candidates qualify for RMAT designation, breakthrough therapy designation or PRIME support, the FDA or EMA, may later decide that such product candidates no longer meet the conditions for qualification.

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

U.S. federal and state governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, waivers from Medicaid drug rebate law requirements, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in August 2022, the United States enacted the Inflation Reduction Act of 2022 (IRA), which includes two policies that are designed to have a direct impact on drug prices. The IRA requires the federal government to negotiate prices for certain high-cost drugs covered under Medicare and requires drug manufacturers to pay rebates to Medicare if they increase prices faster than inflation for drugs used by Medicare beneficiaries. The private sector has also sought to control healthcare costs by limiting coverage or reimbursement or requiring discounts and rebates on products. We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures could significantly decrease the available coverage and the price we might establish for our potential products, which would have an adverse effect on our net revenues and operating results.

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

All entities involved in the preparation of products for clinical studies or commercial sale, including our existing CMOs as well as our in-house manufacturing facilities in Raleigh, North Carolina, and Paris, France, are subject to extensive regulations. For example, in the United States, components of a finished CAR T-cell immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with the relevant current Good Manufacturing Practices (cGMP) requirements. Similarly, in the EU, manufacturers and importers of active substances and/or medicinal products must be authorized to carry out these activities. Each of their facilities must comply with cGMP to obtain a manufacturing or import authorization. Also, applicants for a marketing authorization are responsible to ensure that the proposed manufacturing sites included in the marketing authorization application comply with cGMP.

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

Similarly, in the EU, Directive 2003/94/EC, Regulation (EU) No 1252/2014 and Regulation (EU) 2017/1569 lay down the principles and guidelines of cGMP in respect of active substances for medicinal products for human use as well as investigational and medicinal products for human use and require that products are consistently produced and controlled in accordance with the applicable quality standards. EU legislation also requires that medicinal products and investigational medicinal products that are imported from third countries are manufactured in accordance with standards at least equivalent to the GMP standards laid down in the EU. These rules, together with the detailed EU Guidelines on cGMP that are laid down in EudraLex—Volume 4, provide guidance on, inter alia, quality management, personnel, premises, documentation, production operations, quality control, outsources activities, complaints and product recall and self-inspection. GMP inspections are performed by the competent authorities of the EU Member States, and are coordinated by the EMA in the case of medicinal products that are authorized through the EU centralized procedure. Furthermore, specific guidance laying down GMP requirements for the manufacturing of ATMPs that have been granted a marketing authorization and of ATMPs used in a clinical trial setting have been adopted by the EMA.

If we or any of our third-party CMOs fail to provide appropriate products or maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, the imposition of a hold on clinical trials, the refusal to permit a clinical trial to commence, the refusal to use certain batches of product candidates intended to be used in the clinical trials, the refusal to approve a pending application for a new product, the revocation or non-renewal of a pre-existing approval, or the refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible. As a result, our business, financial condition and results of operations may be materially harmed.

Manufacturing at our in-house manufacturing facilities requires significant resources and substantial regulatory engagement. Our commercial manufacturing facility in Raleigh, North Carolina, will be subject to FDA inspection, including preapproval inspections, which we may never successfully complete. Even if the facility is appropriately qualified, we will be subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and other foreign agencies to ensure strict compliance with cGMPs, and other government regulations. Accordingly, bringing our own commercial manufacturing capabilities online and maintaining compliant manufacturing capabilities may be costlier than we anticipate or may result in delays.

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

Risks Related to Calyxt, Inc.

There is no assurance that the Calyxt Merger will be completed in a timely manner or at all.

On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global LLC (“Cibus”) and certain other parties named therein, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction (the “Calyxt Merger”). The proposed Calyxt Merger would combine two companies in agriculture-based gene editing, with facilities for trait development and next-generation plant breeding.

The closing of the Calyxt Merger is subject to a number of closing conditions, including the approval by Calyxt’s stockholders of the issuance of shares of Calyxt’s common stock pursuant to the Merger Agreement and other customary closing conditions. If the conditions are not satisfied or waived, the merger will not occur or will be delayed.

If the Calyxt Merger is not consummated, as Calyxt’s largest stockholder, we would be indirectly subject to certain material risks that would be faced by Calyxt, including:

•	Calyxt has incurred and expects to continue to incur significant expenses related to the Calyxt Merger, which will be payable even if the Calyxt Merger is not consummated;

•	Calyxt could be obligated to pay Cibus a termination fee of up to $1.0 million under certain circumstances pursuant to the Merger Agreement;

•	the market price of Calyxt’s common stock may decline to the extent that the current market price reflects a market assumption that the Calyxt Merger will be completed; and

•	Calyxt may not be able to pursue an alternate merger or other strategic transaction if the Calyxt Merger is not completed.

Following the closing of the Calyxt Merger, we are expected to own approximately 2.4% of the equity interests of the combined company. In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of the combined company equals $25.0 million or more for two consecutive 12-month periods after the closing of the Calyxt Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2022, our lease guaranty represents a liability in the amount of $24.4 million over the remaining 15-year lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, the post-Calyxt Merger combined company may not renew or extend Calyxt’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, the combined company, from and after the closing of the Calyxt Merger, agrees to indemnify us and our affiliates in connection with the Calyxt lease and our guaranty thereof.

If the Calyxt Merger is not consummated, we will continue to be exposed to Calyxt as a result of our equity interest in it. In such circumstance and in light of Calyxt’s capital resource constraints, Calyxt may default on its lease, which would trigger our lease guaranty. Although Calyxt indemnifies us with respect to our lease guaranty, if Calyxt defaults on its lease it is unlikely that Calyxt would be able to reimburse any amounts required to be paid by us pursuant to this guarantee. Accordingly, this could have a significant adverse impact on our financial condition.

If the Calyxt Merger is not completed, Calyxt’s board of directors may decide to pursue a liquidation and dissolution of Calyxt. In such an event and in light of Calyxt’s current capital resource constraints, it is unlikely that substantial resources would be available for distributions to stockholders, including us.

While Calyxt has entered into the Merger Agreement with Cibus, the closing of the Calyxt Merger may be delayed or may not occur at all, and there can be no assurance that the Calyxt Merger, if completed, will deliver the anticipated benefits Calyxt expects or enhance stockholder value. If the Calyxt Merger is not completed and the Merger Agreement is terminated under certain circumstances, Calyxt may be required to pay Cibus a termination fee of $1.0 million. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Calyxt will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, beginning at the earlier of March 15, 2023 and the date Calyxt’s unrestricted cash balance first drops below $1.5 million, Calyxt can request, and Cibus has agreed to provide to Calyxt an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus elects to extend the outside date for the Calyxt Merger to June 30, 2023 (the “Interim Funding”). While the outstanding balance of the Interim Funding will be reduced to zero in connection with the closing of the Calyxt Merger, if the Merger Agreement is terminated under certain circumstances, any portion of the Interim Funding that has been drawn would become due and payable.

If for any reason the Calyxt Merger is not completed, Calyxt’s board of directors may elect to, among other things, attempt to complete another strategic transaction, attempt to sell or otherwise dispose of the various assets of Calyxt, or seek to continue to operate Calyxt’s business. Any of these alternatives would be costly and time-consuming and would require that Calyxt obtain additional near-term funding. Calyxt expects that it would be difficult to secure such funding in a timely manner, on favorable terms or at all. Further, in each of the foregoing scenarios, the failure to complete the Calyxt Merger may result in negative publicity and a negative impression of Calyxt in the investment community, could significantly harm the market price of Calyxt’s common stock, may affect Calyxt’s relationship with employees, customers and potential customers and other partners in the business community, and may make further impede the ability to raise additional financing. As Calyxt’s largest shareholder, we would be indirectly affected by each of these adverse consequences.

It is unlikely that Calyxt would be able to obtain additional financing or to find a new strategic partner. If a new strategic partner were identified, there is no assurance that Calyxt would be able to close an alternative transaction on terms that are at least as favorable as the terms set forth in the Merger Agreement. Accordingly, there is significant risk that such alternatives, if any, may not be successfully consummated, if pursued. To the extent that Calyxt seeks and is able to raise additional capital through the sale of equity or convertible debt securities, our ownership interest in Calyxt will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our rights as a common stockholder of Calyxt. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Calyxt’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Calyxt raises funds through strategic transactions or commercial or licensing arrangements with third parties, Calyxt may have to relinquish valuable rights to its intellectual property, technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to it. Even if consummated, it is unlikely that any such transaction will fully address Calyxt’s current capital resource constraints and liquidity challenges, and Calyxt may need to significantly delay or further scale back operations beyond its already narrowly focused operational activities. In such circumstances, the Calyxt board of directors may decide that it is in the best interests of the Calyxt stockholders to dissolve the company and liquidate its assets.

If the Calyxt Merger is not completed, the Calyxt board of directors may decide that it is in the best interests of the Calyxt stockholders to dissolve the company and liquidate its assets. In that event, the amount of cash, if any, available for distribution to the Calyxt stockholders, including us, would depend on the timing of such decision and the timing of such liquidation since the amount of cash available for distribution continues to decrease as Calyxt funds its operations and incurs fees and expenses related to the merger, including pursuant to the Interim Funding. In addition, if the Calyxt board of directors were to approve and recommend, and the Calyxt stockholders were to approve, a dissolution of Calyxt, it would be required under the DGCL to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to the Calyxt stockholders. As a result of this requirement, a portion of Calyxt’s assets may need to be reserved pending the resolution of such obligations. In addition, Calyxt may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, the Calyxt board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, in such a circumstance and in light of Calyxt’s current capital resources, it is highly unlikely that substantial resources, if any, would be available for distributions to Calyxt’s stockholders, including us. We would likely lose all or a significant portion of our investment in Calyxt.

For so long as we hold a significant equity interest in Calyxt, we are indirectly exposed to each of the risks that affects Calyxt.

As of February 28, 2023, we own a 48.6% equity interest in Calyxt, Inc., which corresponds to our Plants segment. For purposes of our audited financial statements, Calyxt is classified as a disposal group held for sale and as a discontinued operation. Nevertheless, although Calyxt’s operations are not material to our consolidated business or operations, for so long as we hold a significant equity interest in Calyxt, we are indirectly exposed to each of the risks that affects Calyxt’s business performance, financial condition and results of operations. Following the closing of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the combined company. Accordingly, if the proposed Calyxt Merger is consummated it would result in a loss of control over Calyxt. Commencing with the second quarter of 2023, Calyxt should no longer be a consolidated subsidiary if the proposed Calyxt Merger is consummated.

The material risks that Calyxt faces, include:

Risks Related to the Calyxt Merger

•

In light of its capital resource constraints, Calyxt has engaged in cost reduction and other cash-focused measures, which may result in challenges in managing its business and executing on its business strategy while successfully completing the Calyxt Merger. If the Calyxt Merger is not consummated, the loss of institutional knowledge and reductions in operational infrastructure resulting from such cost reduction measures may adversely affect Calyxt’s ability to effectively operate its business.

•	The pendency of the Calyxt Merger could have an adverse effect on the trading price of Calyxt’s common stock and on Calyxt’s continuing day-to-day operations and third party relationships.

Risks Related to Calyxt’s Financial Position and Need for Additional Capital

•

If the Calyxt Merger is not completed, Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional near-term financing, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force Calyxt to delay, limit or terminate its product development efforts or cease operations. In light of Calyxt’s current stock price and capital resource constraints, there can be no assurance that a potential financing transaction, if any were available, would be sufficient for Calyxt’s financing needs.

•

Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Calyxt merger and currently has no source of material near-term revenue. If the Calyxt Merger is not completed and Calyxt does not pursue a liquidation and dissolution, its ability to continue as a going concern and advance its operations and key products will depend on its ability to obtain additional financing in the near-term.

•

Calyxt has a limited operating history under its current synthetic biology business model, which makes it difficult to evaluate its current business and prospects and to assess its future viability. In this emergent industry, Calyxt encounters challenges in developing products, determining appropriate investments of its limited resources, capital raising and gaining customers for novel products, all of which entails significant upfront investment. There is significant risk that Calyxt will not be able to scale the BioFactory.

•

If Calyxt were to continue to operate and cannot finance and achieve commercial scale production levels or commercially viable production economics for enough products to support its business plan, including through establishing and maintaining sufficient commercial scale and volume, it will be unable to achieve a sustainable business.

Risks Related to the Company’s Business and its Operations

•

Calyxt’s operational and financial success depends on its ability to successfully deliver synthetic biology solutions for an expanded group of end markets, which requires adaptations to operational infrastructure, substantial capital resources, and is subject to a variety of costs, risks and uncertainties. If the Calyxt Merger is not completed and Calyxt does not pursue a liquidation and dissolution, it would need to execute on its business plan with limited capital resources.

•

If Calyxt fails to effectively and efficiently manage and implement its business strategy, if it is unable to differentiate its offerings and capabilities from competitors in the synthetic biology industry, who may have a more established position in the synthetic biology industry, greater financial and operational resources, and other competitive advantages, or if Calyxt is otherwise not successful in marketing its offerings and capabilities to new target customers, its business, financial condition, and results of operations would be adversely impacted.

•

The BioFactory production system and Calyxt’s ability to produce plant-based chemistries remain relatively unproven and may not be successful at scale or at all. Because of the novelty and complexity of Calyxt’s technology and production system, achieving broad commercial success may require Calyxt to overcomes potential customer skepticism regarding its capabilities, particularly in light of the historical challenges of scaling production in the field of synthetic biology.

•

Calyxt faces significant competition and many of its competitors have substantially greater financial, technical, and other resources than Calyxt. To compete in an industry marked by rapid technological advancement, Calyxt’s development activity needs to occur on a timely and cost-effective basis, and it will need to continue to advance its technology despite its constrained capital resources.

•

Potential customers will be required to make assumptions about future product demand that may prove to be incorrect and must accept Calyxt’s ability to execute on product development initiatives, including its ability to continue as a going concern through the product development lifecycle.

•

If Calyxt cannot enter into new customer partnerships and successfully execute on the underlying product development projects to bring a customer’s plant-based chemistry to commercial scale production and ultimately sell them the product, its business will be adversely affected. In its business development efforts, Calyxt may spend considerable time and money, which may not result in a commercial agreement.

•

Calyxt relies on third parties for at-scale production and other services, and any performance issues by such third parties, or Calyxt’s inability to engage third parties on acceptable terms or to maintain such agreements, may impact Calyxt’s ability to successfully meet its commercial obligations. Calyxt has limited control over the execution of such third parties’ activities and poor or improper execution could impair success or delay production. Ultimately, Calyxt remains responsible. Switching third-party service providers can be costly and time consuming.

•

If Calyxt’s technology licensees are delayed or unsuccessful in their development activities associated with their license of the technology, Calyxt may not receive milestone and/or royalty payments as expected, and its financial results could be adversely affected.

•	Any outdoor agriculture product development agreements that Calyxt may enter in the future may be delayed or may be unsuccessful, which could adversely affect its financial results.

Risks Related to Intellectual Property

•

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Calyxt could negatively impact its competitive position. Whether or not challenged, Calyxt’s or its licensors’ patents and patent applications may not adequately protect its product candidates or technology or prevent others from designing their products or technology to avoid being covered by Calyxt’s or its licensors’ patent claims. If the breadth or strength of protection provided by the patents Calyxt owns or licenses is threatened, it could dissuade companies from partnering with it to develop, and could threaten the ability to successfully commercialize, Calyxt’s product candidates. If Calyxt or its licensors fail to obtain and maintain patent protection and trade secret protection of its product candidates and technology, it could lose competitive advantage.

•

Calyxt will not seek to protect its intellectual property rights in all jurisdictions throughout the world and because the laws of some countries do not protect intellectual property rights to the same extent as laws in the U.S., it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection. Competitors may seek to exploit such gaps in intellectual property protection.

•

Third parties may assert rights to inventions that Calyxt develops or otherwise regards as its own. Such claims may arise from ambiguities regarding ownership or assignment of intellectual property rights in Calyxt’s written agreements with R&D partners or agreements of third parties with Calyxt’s employees, contractors or consultants.

•

Any infringement, misappropriation, or other violation by Calyxt of intellectual property rights of others may prevent or delay its product development efforts and may prevent or increase the costs of successful commercialization by Calyxt, its customers or its licensees. Because such claims involve complex factual and legal questions, their outcome is uncertain and successful infringement claims may result in substantial damages. Such proceedings are inherently costly and may result in some of Calyxt’s confidential information being disclosed.

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

•

Calyxt licenses a portion of its intellectual property from us and the University of Minnesota, and any breach of the license agreements could result in monetary damages or termination of the license agreements.

Risks Related to Regulatory and Legal Matters

•

Ethical, legal, and social concerns about products using genetically modified or edited plant cells could limit or prevent the use of Calyxt’s products and technologies, result in greater regulation or restrictions, and could harm its business.

•

Because it is difficult to predict whether regulators will alter the manner in which they interpret existing federal and state laws and regulations on hemp or institute new regulations, Calyxt may become subject to increasing regulation as a result of its hemp development activities, which could require it to incur additional costs associated with compliance requirements.

•

With respect to gene editing and genetic modification in plants, the regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how Calyxt’s products will be regulated. Evaluating and complying with global regulatory requirements is costly and time-consuming.

•

Calyxt may use biological materials in its business and is subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

•

The regulatory environment in the United States is uncertain and evolving and compliance may involve significant expense. Because Calyxt’s customers will generally be responsible for regulatory activities, this may impact our customers’ willingness to utilize Calyxt’s products.

•	If Calyxt is sued for defective products and if such lawsuits were determined adversely, it could be subject to substantial damages, for which insurance coverage is not available.

•

If Calyxt is unable to maintain compliance with Nasdaq’s listing requirements, its common stock may be delisted from The Nasdaq Capital Market, which could have a material adverse effect on Calyxt’s financial condition and could make it more difficult for us to sell our shares.

•	If Calyxt’s common stock becomes subject to the penny stock rules, it would become more difficult to trade shares of its common stock.

Risks Related to Calyxt’s Organization and Operation

•	Calyxt’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations.

•	Changes to Calyxt’s strategic business focus have placed significant demands on its management and infrastructure.

•

Calyxt depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if it loses key management personnel. In addition, Calyxt is substantially dependent on its remaining employees to facilitate the consummation of the Calyxt Merger.

•	Calyxt’s business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in its cyber-security.

•	Calyxt’s business activities are currently conducted at a limited number of locations, which makes it susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

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

The patent positions of biotechnology and biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological and biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post- grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. For example, on February 2022, following an opposition before the European Patent Office, the EP3004349 patent entitled “a method for producing precise DNA cleavage using CAS9 double nickase activity” was revoked. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any such patents and patent applications may have a material adverse effect on our business.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2023 to 2042, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. In the EU, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate for patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must still be applied for and granted on a country-by-country basis and their protection is subject to exceptions. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder and Chief Executive Officer and Dr. David Sourdive, our co-founder and Executive Vice President, Strategic Initiatives. Although we maintain “key person” insurance policies on the lives of our co-founders, the loss of the services of our co-founders or other key executive officers could have a material adverse effect on us.

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

As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2022 include the accrual for a French research tax credit related to 2022 for $6.7 million and research tax credit related to previous periods for $7.2 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. As a result of the audit, the French Tax Authority withheld a portion of the 2017 and 2018 research tax credits payment corresponding to the nature of certain employee costs. The Tribunal Administratif of Paris seized by Cellectis, decided the restitution of the amount withheld by the French Tax Authority. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense, so that the litigation is pending before the Paris Administrative Court of Appeal.

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

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ended December 31, 2023 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC statutes. In addition, our determination that we were likely not a PFIC for the taxable year ended December 31, 2022 depends in part on our interpretation of regulations proposed by the Department of Treasury and the IRS in 2021 (the “2021 Proposed Regulations”). No assurances may be given that the IRS will agree with our interpretation of the 2021 Proposed Regulations or that the 2021 Proposed Regulations will be finalized without significant changes.

Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for taxable year ended December 31, 2023 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. The market value of our assets may be determined in large part by reference to our market capitalization (and, therefore, the market price of the ADSs and our ordinary shares, which has fluctuated and is likely to continue to fluctuate, substantially).

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

We may have to take undesirable actions to avoid being deemed an investment company under the US Investment Company Act of 1940.

We are engaged in the development of therapeutic products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cell product candidates in the field of immune-oncology and gene-edited hematopoietic stem and progenitor cells product candidates in other therapeutic indications. Although we do not make speculative investments in third-party companies’ securities, from time to time, we have entered into licensing or other commercial agreements for which we have agreed to accept company securities as consideration. Currently, we have entered into such arrangements with Cytovia Therapeutics, LLC and Primera Therapeutics, Inc. We believe we are not an investment company within the meaning of Section 3(a)(1)(C) of the Investment Company Act of 1940, or the US Investment Company Act. However, as a result of these and other investments, volatility in the value of our investments could result in us being deemed an investment company within the meaning of Section 3(a)(1)(C). We will monitor our assets on a quarterly basis and take all necessary steps in order to seek to ensure that we are not deemed an investment company within the meaning of Section 3(a)(1)(C) or otherwise are required to register as an investment company under the US Investment Company Act in the future. The steps we may need to take could include selling all or part of our investments in those companies or investing in a greater proportion of tangible assets relative to our total assets. Depending on timing and other factors, taking one or more of these steps may serve as a distraction of management’s attention from our primary business or may require us to transact at undesirable market prices. If we are unable to take the necessary steps to avoid being inadvertently deemed an investment company or otherwise being required to register under the US Investment Company Act, we would not be able to offer our securities in the United States until we were no longer deemed an investment company under the US Investment Company Act. We could also be subject to other adverse consequences as a result thereof.

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

Based on our determination made on June 30, 2022 (the last business day of our most recently completed second fiscal quarter), we currently qualify as a foreign private issuer. The next determination will be made with respect to us on June 30, 2023.

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

As of June 30, 2022, approximately 30.0% of our securities were held by persons who were U.S. residents.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $1.85 and as high as $47.66 through March 13, 2023. The market price of the ADSs may fluctuate significant in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares.

Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 46.97% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2022. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus and certain other parties named therein, entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction. Following the closing of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the combined company. In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. The closing of the Calyxt Merger is subject to the approval of Calyxt’s stockholders, the approval of Cibus’ members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions.

Our capital expenditures and additions to tangible and intangible assets including Calyxt for the years ended December 31, 2020, 2021 and 2022 together amounted to $46.3 million, $19.7 million, and $3.3 million respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Calyxt’s and Cellectis’ sites and investments in connection with the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2023 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

Business Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells, or UCART, product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitor cells, or HSPC, product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature certain safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSPC product candidates for genetic diseases. .HEAL is a new gene-editing platform developed by Cellectis that leverages the power of TALEN technology to allow highly efficient gene inactivation, insertion and correction in hematopoietic stem and progenitor cells. We have announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We also own 48.6% (as of February 28, 2023) of Calyxt, through which our Plants segment is carried out. Calyxt is a plant-based synthetic biology company that leverages its proprietary PlantSpring™ technology to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals.

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

A key enabler of the allogeneic approach is our gene editing technology, relying on a particular class of proteins derived from transcription activator-like effectors fused to the nuclease domain of a type II restriction endonuclease (TALEN). Gene editing is a type of genetic engineering in which DNA is inserted, deleted, repaired or replaced from a precise location in the genome. The most fundamental challenge of gene editing is the need to specifically and efficiently target a precise DNA sequence within a gene. Our proprietary nuclease-based gene-editing technologies, combined with over 20 years of genome engineering experience, allow us to edit any gene with highly precise insertion, deletion, repair and replacement of DNA sequences. Our nucleases, including TALEN, act like DNA scissors to edit genes at precise target sites and allow us to design allogeneic CAR T-cells. Our patented PulseAgile electroporation technology allows us to efficiently deliver our clinical grade nucleases into human cells while preserving cell viability, making it particularly well-suited for a large-scale manufacturing process. We believe these technologies will enable our clinical-grade drug therapeutic products to be manufactured, cryopreserved, stored, distributed broadly and infused into patients in an off-the-shelf approach.

Our candidate products

We are directly developing product candidates internally and have also enter into strategic licensing relationships with Allogene and Servier. We believe that our agreements with Allogene and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field and the strength of our intellectual property portfolio. The license agreements governing these strategic relationships provide for potential milestone payments to us of up to $3.2 billion and royalties on future sales, of which $2.8 billion is potentially payable under the Allogene License Agreement (as defined below) and $0.4 billion is potentially payable under the Servier License Agreement (as defined below).

Under the License Agreement dated March 8, 2019 between Allogene and us (the “Allogene License Agreement”), Allogene has exclusive rights to pursue development and commercialization of products for a total of fifteen selected targets, including BCMA (targeted by the Allogene’s product candidates named “ALLO-715” and “ALLO-605”), FLT3 (targeted by the Allogene’s product candidate named “ALLO-819”), CD70 (targeted by the Allogene’s product candidate named “ALLO-316”), DLL3 (targeted by Allogene’s product candidate named “ALLO-213”) and claudin 18.2 (targeted by Allogene’s product candidate named “ALLO-182”).

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

The exclusive rights for the development and commercialization of UCART19 in the United States have been sublicensed by Servier to Allogene.

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

The CALM study commenced in the United Kingdom, the United States, France and Japan and the PALL study commenced in the United Kingdom, Belgium, France, Spain and the United States.

In November 2020, the UCART19 Studies were completed. Servier has informed us that no additional patients are planned for enrollment, but all patients from the UCART19 Studies will continue the long-term follow-up study as planned.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purporting to provide Allogene with the ability to elect and obtain a license to the CD19 Products outside of the United States. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”

ALLO-501 and ALLO-501A

In January 2019, Allogene announced, in collaboration with Servier, that the FDA approved the Investigational New Drug (IND) for a Phase 1 clinical study for ALLO-501, in relapsed or refractory Non-Hodgkin Lymphoma (NHL), which is referred to as the “ALPHA Study”. The ALLO-501 candidate product is similar to UCART19 and is licensed to Allogene, pursuant to the sublicense from Servier discussed above.

In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1/2 clinical study for ALLO-501A in relapsed or refractory non-Hodgkin lymphoma (NHL), which is referred to as the “ALPHA2 Study”. The ALLO-501A candidate product was created to omit the rituximab recognition domains originally added in ALLO-501, allowing for use in a broader patient population, including those NHL patients with recent rituximab exposure.

In February 2021, Allogene announced that the FDA had granted fast track designation to ALLO-501A for relapsed or refractory diffuse large B cell lymphoma (LCBL).

In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s AlloCAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA removed the clinical hold on all of its AlloCAR T clinical trials.

In June 2022, Allogene announced that the FDA granted Regenerative Medicine Advance Therapy (RMAT) designation to ALLO-501A in relapsed or refractory diffuse large B cell lymphoma (LBCL).

In October 2022, Allogene announced the initiation of the “potentially” pivotal Phase 2 clinical trial of ALPHA2 trial in patients with relapsed or refractory large B-cell lymphoma. Allogene also announced that it was in the process of initiating the EXPAND trial, which is a separate potentially registration trial for ALLO-647—Allogene’s anti-CD52 monoclonal antibody. Allogene has stated that, assuming favorable outcomes and subject to FDA discussions, Allogene plans to seek FDA approval of ALLO-501A and ALLO-647 on the basis of the ALPHA2 trial and the EXPAND companion trial.

ALLO-715

In June 2019, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-715, in relapsed or refractory (r/r) Multiple Myeloma (MM), which is referred to as the “UNIVERSAL Study”. ALLO-715 is a gene-edited allogeneic CAR T-cell product targeting BCMA and is licensed to Allogene pursuant to the Allogene License Agreement.

Allogene previously started the development of ALLO-715 in combination with nirogacestat, a SpringWorks Therapeutics’ investigational gamma secretase inhibitor, in a cohort in the UNIVERSAL trial. In August 2022, Allogene announced that it would not advance ALLO-715 in combination with nirogacestat into the dose expansion cohorts, since there was no clear indication that the combination would meaningfully improve the benefit-risk profile of ALLO-715 as a monotherapy.

In April 2021, Allogene announced that the FDA granted RMAT designation to ALLO-715 in r/r MM and that the FDA granted orphan-drug designation to ALLO-715 for the treatment of multiple myeloma.

ALLO-605

In April 2021, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-605, in relapsed or refractory MM, which is referred as to the “IGNITE Study”. ALLO-605 is a gene-edited allogeneic CAR T-cell product targeting BCMA and is licensed to Allogene pursuant to the Allogene License Agreement.

In June 2021, Allogene announced that the FDA had granted fast track designation to ALLO-605. Allogene has also announced that in May 2022, the FDA granted orphan-drug designation to ALLO-605 for the treatment of MM.

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

In March 2022, Allogene announced that the FDA has granted fast track designation to ALLO-316.

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

In June 2019, we submitted a new IND application with respect to a proposed Phase 1 study to be conducted in relapsed/refractory Acute Myeloid Leukemia (r/r AML) with a new version of the UCART123 product candidate. In July 2019, the FDA approved the IND and the first patient was dosed in January 2020 at MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCART123 Study or AMELI-01 Study.

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

UCARTCS1

In December 2018, we submitted an IND application with respect to a proposed Phase 1 study to be conducted in relapsed or refractory Multiple Myeloma (r/r MM). In January 2019, the FDA approved the IND, and the first patient was dosed in October 2019 at MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCARTCS1 Study or MELANI-01 Study.

On July 6, 2020, we announced that the MELANI-01 Study was placed on clinical hold by the FDA. On November 17, 2020, we announced that the FDA had lifted the clinical hold. We worked closely with the FDA to address its inquiries, which included adjustments to the MELANI-01 clinical protocol to enhance patient safety.

UCART 20x22

In June 2022, we submitted an IND application with respect to a proposed Phase 1/2a study to be conducted in relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). In August 2022, the FDA approved the IND, and the trial is enrolling patients. We refer in this Annual Report to this study as the NatHaLi-01 Study.

Calyxt

Until July 2017, we fully owned Calyxt, Inc. Calyxt, through which the Plants segment is carried out, is a plant-based synthetic biology company that leverages its proprietary PlantSpring™ technology to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals.

As of December 31, 2022 and February 28. 2023, Cellectis owned approximately 49.1% and 48.6%, respectively, of Calyxt’s common stock. On January 13, 2023, Calyxt and Cibus entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction. Following the closing of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the combined company.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform.

The key elements of our strategy are to:

•	Advance our self-owned allogeneic UCART portfolio of product candidates up to the Biologics License Application (BLA) and commercialize them;

•	Utilize our self-owned manufacturing network to produce commercial-grade UCART products for clinical use, as well as critical raw and starting material of the UCART product candidates;

•	Structure a commercial launch plan for our self-owned product candidates;

•	Continue the research and development of our hematopoietic stem and progenitor cells (HSPC) platform (named .HEAL);

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

The following chart highlights our key product candidates in clinical development:

(1)	ALLO-501A is exclusively licensed to Servier and under a joint clinical development program between Servier and Allogene. The ALPHA2 studie targets Diffuse Large B-Cell Lymphoma (DLBCL).
(2)	Phase 3 may not be required if Phase 2 is registrational.
(3)

Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at these targets. Allogene holds global development and commercial rights for this investigational candidate.

Targeted Indications

r/r Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted incidence rate of ALL in the United States of 1.8 per 100,000 individuals per year, with approximately 6,660 new cases and 1,560 deaths estimated in 2022. The median age at diagnosis for ALL is 17 years with 53.9% of patients diagnosed at younger than 20 years of age. In contrast, 28.8% of cases are diagnosed at 45 years or older and only 13.5% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

R/r Acute Myeloid Leukemia (AML)

AML is a form of cancer that is characterized by infiltration of the bone marrow, blood, and other tissues by proliferative, clonal, abnormally and/or poorly differentiated cells of the hematopoietic system called blast cells. These cells interfere with normal hematopoiesis, thus contributing to the bone marrow failure which is the most common underlying cause of death. AML is the most common type of acute leukemia in adults with an age-adjusted incidence rate in the United States of 4.1 per 100,000 individuals per year, with approximately 20,050 new cases and 11,540 deaths estimated in 2022. Although it can occur in children and adults, AML is primarily a disease of the elderly. The median age at onset is 68 years and only 15.1% of patients are younger than 45 years of age at diagnosis. While complete response rates can be as high as 80% in patients undergoing initial induction cytotoxic chemotherapy, the majority of AML patients will ultimately be diagnosed with relapsed or refractory disease with a poor prognosis. The outcome in older patients who are unable to receive intensive chemotherapy without unacceptable side effects remains dismal, with a median survival of only 5 to 10 months. CD123 is highly expressed on AML leukemic stem cells and blast cells, as well as in other hematologic malignancies, and constitutes an attractive target for AML.

R/r Multiple Myeloma (MM)

MM is a clonal plasma cell malignant neoplasm that is characterized by the proliferation of a single clone of plasma cells producing a monoclonal immunoglobulin. This clone of plasma cells proliferates in the bone marrow and often results in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures. Additional disease-related complications include hypercalcemia, renal insufficiency, anemia, and infections. MM accounts for approximately 10% of hematologic malignant disorders. The annual incidence, age-adjusted to the US population, is 7.1 per 100,000, resulting in over 34,470 new patients and 12,640 deaths in the United States in 2022. The median age at onset is 69 years, and only 3.1% of patients are younger than 45 years of age at diagnosis. Several drugs have been approved over the last few years for the treatment of MM, substantially expanding the number of treatment regimens available for patients in all stages of the disease. In the last decade, survival of MM patients has markedly improved with a median survival of approximately 7 to 10 years but with major variation depending on host factors, stage of the disease, cytogenetic abnormalities, and response to therapy. However, despite this progress, patients with disease refractory to both immunomodulatory drugs (iMiDs) and proteasome inhibitors have a median overall survival (OS) of only 9 to 13 months.

R/r Non-Hodgkin Lymphoma (NHL)

NHL is a heterogeneous disease resulting from the malignant transformation of lymphocytes with distinctive morphologic, immunophenotypic, genetic, and clinical features. NHL is more common than the other general type of lymphoma, Hodgkin lymphoma (HL). The past several decades have seen a steady increase in incidence rates of NHL, with overall rates in the United States nearly doubling over the period 1975 to 2008. In 2022, there were 80,470 estimated new cases with 20,250 estimated deaths. In 2019, there were an estimated 763,401 people living with NHL in the United States. The median age at onset is 67 years, and only 10.0% of patients are younger than 45 years of age at diagnosis. Many different subtypes of non-Hodgkin’s lymphoma exist. The most common NHL subtypes include diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL).

Renal Cell Carcinoma (RCC)

Clear cell renal cell carcinoma (ccRCC) is the most common subtype of renal cancer. Approximately 79,000 new cases across all kidney and renal pelvis cancers are estimated to be diagnosed in the United States and 13,920 deaths are estimated in 2022, . While the median survival for patients with stage IV disease was a little over one year when cytokines were the predominant systemic therapies, analyses from the International Metastatic Renal Cell Carcinoma Database Consortium (IMDC) based upon more than 2,200 patients treated with targeted therapies report a median survival of 28 months in patients who were eligible for clinical trials. Another contemporary trial using targeted therapy reported a median survival of 28 to 29 months in patients treated with sunitinib or pazopanib, mirroring the IMDC results. Analysis using proteomic and immunohistochemistry techniques have demonstrated a high level of CD70 expression in clear cell renal cell carcinoma (ccRCC) cell lines and in more than 80% of human ccRCC tumor samples.

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

Clinical Development Status

The AMELI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with r/r AML. This trial is a dose-escalation study for UCART123 with 4 separate dose cohorts across different lymphodepletion regimens—lymphodepletion with either fludarabine and cyclophosphamide (FC) or FC with alemtuzumab (FCA). The primary endpoints of the trial are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD123 (UCART123) administered to patients with relapsed or refractory acute myeloid leukemia (r/r AML); and to determine the maximum tolerated dose (MTD) of UCART123. An optimal dose of UCART123 will be recommended for Phase 2. The clinical study protocol allows for up to 60 patients to enroll in the dose escalation period and 18-37 patients in the dose expansion period of the Phase 1 study.

In March 2020, we filed an amendment to the protocol of the AMELI-01 Study to evaluate the addition of an anti-CD52 antibody to the lymphodepletion regimen compared to the pre-amendment fludarabine (F)-cyclophosphamide I lymphodepletion regimen. An anti-CD52 antibody (alemtuzumab, A)-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART123 in AML. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. The AMELI-01 Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana Farber/ Partners Cancer Care, Inc (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania), and Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York).

After a protocol-based pause in patient recruitment following a grade 5 event related to CRS, the protocol treatment strategy was modified and as of the date of this Annual Report, AMELI-01 has commenced enrolling patients in the FCA 2-dose regimen arm at DL2. The arm incorporated the use of prophylactic tocilizumab, which is associated with reduced incidence of CRS.

Clinical Findings

In December 2022, we reported positive preliminary safety and efficacy clinical data from the Phase 1 AMELI-01 Study, at the American Society of Hematology annual meeting. This preliminary clinical data was collected prior to the protocol amendment described above.

The oral presentation reviewed preliminary data from patients who received UCART123 at one of the following dose levels: dose level 1 (DL1) 2.5x105 cells/kg; dose level 2 (DL2) 6.25x105 cells/kg; intermediate dose level 2 (DL2i) 1.5x106 cells/kg; or dose level 3 (DL3) 3.30x106 cells/kg after lymphodepletion with a combination of fludarabine and cyclophosphamide (FC) or after lymphodepletion with a combination of fludarabine, cyclophosphamide and alemtuzumab (FCA).

The preliminary safety data showed that the FCA lymphodepletion regimen resulted in robust lymphodepletion for greater than 28 days in all patients. Seven out of nine patients demonstrated UCART123 expansion, with maximum concentration (Cmax) ranging from 13,177 to 330,530 copies/µg DNA, an almost nine-fold increase compared with FC lymphodepletion regimen, and a significant increase in area under the curve.

Cytokine release syndrome (CRS) occurred in eight patients in the FC lymphodepletion arm and nine patients in the FCA lymphodepletion arm. In the FC arm, one patient experienced grade 3 immune effector cell-associated neurotoxicity syndrome (ICANS) and two patients experienced grade 4 protocol-defined dose limiting toxicities (DLTs) secondary to CRS. In the FCA arm, two patients experienced Grade 5 DLTs secondary to CRS. Grade 4 toxicities are potentially life threatening and grade 5 toxicities result in death.

With respect to preliminary efficacy data, evidence of UCART123 anti-tumor activity was observed in four patients out of fifteen at DL2 or above with best overall responses in the FCA arm. Two out of eight patients (25%) at DL2 with FCA arm achieved meaningful response. One patient who failed five prior lines of therapy experienced a durable minimal residual disease (MRD) negative complete response (CR) with full count recovery at Day 56 that continued beyond one year as of December 22, 2022, and one patient with stable disease achieved greater than 90% bone marrow blast reduction (60% to 5%) at Day 28.

These preliminary data show that adding alemtuzumab to the FC lymphodepletion regimen was associated with sustained lymphodepletion and significantly higher UCART123 cell expansion, which correlated with improved anti-tumor activity.

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

Clinical Development Status

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with r/r ALL. This trial is a dose-escalation and expansion study for UCART22 with 4 separate dose cohorts currently. The primary endpoints are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD22 (UCART22) administered to patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL) and to determine the Maximum Tolerated Dose (MTD) and/or Recommended Phase 2 Dose (RP2D) of UCART22 in patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). Secondary objectives/endpoints include assessing the efficacy of UCART22 (rate of objective response) in relapsed or refractory B-ALL patients, and minimal residual disease (MRD)+ B-ALL patients; assessment of the duration of response (DoR), time to response, progression-free survival (PFS), and overall survival MRD negative rate, and evaluating the pharmacokinetic and pharmacodynamic profile of alemtuzumab. An optimal dose of UCART22 will be recommended for the expansion phase. The clinical study protocol allows for up to 40 patients to enroll in the dose escalation period and 18-53 patients in the dose expansion period of the Phase 1/2 study.

In April 2020 and December 2020, we filed amendments to the protocol of the BALLI-01 Study to open the study to young adults and adolescents and to evaluate the addition of an anti-CD52 antibody (alemtuzumab) to the lymphodepletion regimen with this FCA lymphodepletion regiment compared to the pre-amendment FC lymphodepletion regimen. Alemtuzumab was added to the lymphodepletion regimen to sustain host T-cell and Natural Killer (NK) cell depletion and to promote UCART22 cell expansion and persistence. The anti-CD52 antibody-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART22 in ALL. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy.

The BALLI-01 Study is currently open to patient recruitment at Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), Hôpital Saint-Louis AP-HP (Paris, France), Hôpital Robert Debré AP-HP (Paris, France), CHU de Nantes (Nantes, France), and CHU de Rennes (Rennes, France). As of the date of this Annual Report, we are enrolling patients of the BALLI-01 Study at dose level 2 with an FCA lymphodepletion regimen, and the BALLI-01 Study is being conducted with UCART22 product candidate that has been fully manufactured in-house at our facility in Raleigh, North Carolina.

Clinical Findings

In December 2022, we presented positive preliminary clinical data from the Phase 1 BALLI-01 Study at a Live Webcast during the American Society of Hematology annual meeting. These data were from five patients who received UCART22 at DL3 (5x106 cells/kg) after lymphodepletion with FCA. No dose limiting toxicities were reported and no Grade 2 or higher CRS, ICANS or adverse events of special interest were observed. Evidence of UCART22 anti-tumor activity was observed in 60% (n=3) of the five patients at: (i) a patient experienced a durable minimal residual disease (MRD) negative complete response with incomplete count recovery (CRi) that continued beyond 6 months as of December 2022, (ii) a patient experienced an MRD negative complete response (CR) that continued beyond Day 56 as of December 2022, and (iii) patient experienced a morphologic leukemia-free state (MLFS) that continued beyond Day 84. All three of the responders failed multiple lines of prior therapy including multiagent chemotherapy, CD19-directed autologous CAR T cell therapy, and allogeneic stem cell transplant. Additionally, the patient with the MRD negative CR also failed both prior blinatumomab (a CD19-directed bi-specific antibody) and inotuzumab (a CD22-directed antibody-drug conjugate), while the two additional responders failed venetoclax based regimens.

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

The MELANI-01 Study is currently open to patients recruitment at Hackensack University Medical Center (Hackensack, New Jersey), The University of Texas, MD Anderson Cancer Center (Houston, Texas), The regents of the University of California, on behalf of its San Francisco campus (San Francisco, California), Mayo Clinic Cancer Center (Rochester, Minnesota), Colorado Blood Cancer Institute, Cancer Institute at Presbyterian/St Luke’s Medical Center, Sarah Cannon Research Institute, LLC (Denver, Colorado), Tennessee Oncology, PLLC, Sarah Cannon Research Institute, LLC (Nashville, Tennessee), Methodist Healthcare System of San Antonio, Ltd., LLP d/b/a Methodist Hospital, Sarah Cannon Research Institute, LLC (San Antonio, Texas) and Emory University Winship Cancer Institute (Atlanta, Georgia).

As of the date of this Annual Report, we are enrolling patients in the first dose level (1.0x106 cells/kg) of the MELANI-01 Study with a FC lymphodepletion regimen.

UCART20x22 for NHL

UCART20x22 is an allogeneic engineered T-cell product candidate targeting CD20 and CD22, both of which are expressed in B-cell malignancies, and is currently being developed for the treatment of relapsed or refractory B-cell NHL.

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

Pre-clinical Findings

In April 2022, we presented positive preclinical data of UCART20x22 at the American Association for Cancer Research 2022 annual meeting. These data showed that UCART20x22 has a strong activity against tumor cell lines expressing either a single antigen, CD20 or CD22, or both simultaneously. The in vivo pre-clinical models demonstrated that UCART20x22 efficiently eradicates tumors expressing both or either antigen, and sustained presence of UCART20x22 cells was observed in the bone marrow after tumor clearance. in vitro assays against primary cells from non-Hodgkin lymphoma patients with diverse CD22 and CD20 antigen levels demonstrate that UCART20x22 has potent and specific cytotoxic activity.

Clinical Development Status

The NATHALI-01 Study is currently open to patient recruitment at Dana-Farber/Mass General Brigham Cancer Care, Inc (Boston, Massachusetts), and Sarah Cannon Research Institute, LLC and St. David’s Healthcare Partnership, LP., LLP d/b/a St. David’s South Austin Medical Center (Austin, Texas).

As of the date of this Annual Report, the NATHALI-01 Study is open for patient recruitment in the first dose level with a FCA lymphodepletion regimen. UCART20x22 product candidate is manufactured in-house by our manufacturing facility in Raleigh, North Carolina.

CLLS52 as anti-CD52 monoclonal antibody

Following the execution of the supply agreement we entered into with Genzyme relating to the supply of alemtuzumab, we are implementing the use of alementuzumab as a Cellectis investigational medicinal product, coded as CLLS52, in the clinical protocols BALLI-01, MELANI-01, NATHALI-01 in the United States and in the relevant European Union member states.

Self-owned UCART programs for solid tumors

We are currently applying our UCART platform to develop CAR-T candidates targeting solid tumors. Our self-owned UCART programs for solid tumors is currently in the preclinical phase of development.

UCARTMESO

UCARTMESO is an allogeneic CAR T-cell product candidate targeting Mesothelin.

In November 2021, we presented the first preclinical data on UCARTMESO at the annual meeting of the Society for Immunotherapy of Cancer (SITC). The poster presentation highlighted Mesothelin as an interesting target for CAR-T cell therapy for solid tumors because it is highly and consistently expressed in mesothelioma and pancreatic cancers. It is also over-expressed in subsets of other solid tumors (ovarian cancer, non-small cell lung cancer, gastric cancer, triple-negative breast cancer) while modestly expressed in healthy cells, indicating that targeting mesothelin may result in a safe and effective therapy. UCARTMESO product candidate is composed of allogeneic non-alloreactive T cells edited with TALEN-encoding mRNAs to disrupt TRAC, CD52 and TGFBR2 genes, and transduced ex vivo with a recombinant lentiviral vector to express a second-generation CAR targeting Mesothelin. It is the first TALEN-induced triple knock out (KO) product candidate in the allogeneic CAR-T space. The preclinical data demonstrated potent activity of UCARTMESO in vitro and in vivo against MSLN expressing cell lines, and in vivo activity in pancreatic and pleural mesothelioma mouse models. Due to TGFBR2 KO, UCARTMESO was shown to restore IL2RA upregulation upon in vitro activation, even in media rich in TGFB1, which contributes to the immune suppressive microenvironment in tumors.

UCARTFAP

UCARTFAP is an allogeneic CAR-T cell targeting Cancer Associated Fibroblasts (CAFs) in the tumor microenvironment. CAFs secrete a number of factors amounting to physical and chemical barriers preventing T-cell activity. Reducing the amount of CAFs, will, in turn reduce the immunosuppressive signals emitted from the tumor and hopefully convert “cold” tumors into “hot” tumors that can then be targeted with checkpoint inhibitor therapy. By targeting the cancer-associated fibroblasts, Cellectis aims to erode the physical barrier encasing the tumor microenvironment that prevents T-cell (and CAR T-cell) infiltration into the tumor. The TCR knockout is to prevent GVHD and the beta-2 microglobulin knocked out to provide resistance to the patient’s own T-cells.

UCARTMUC1

UCARMUC1 is an allogeneic CAR T-cell targeting Mucin 1 for triple negative breast cancer and a variety of epithelial cancers. As other solid tumor targets can be plagued by safety concerns due to off-tumor expression, MUC1 is of high interest as its expression in normal epithelium is restricted to apical membranes. Additionally, its heavy glycosylation in normal tissue renders MUC1 undetectable by Cellectis’ MUC1 CAR that only recognizes hypoglycosylated MUC1 present in cancer cells. UCARTMUC1 now incorporates four TALEN knockouts (TCR, B2M, PD-1, and TGFBR2) with two knockins (IL-12 and HLA-E). In lieu of the deleted beta-2 microglobulin gene (part of MHC-1 complex), Cellectis has inserted the HLA-E gene to cloak the cells from immune detection by NK cells, thus increasing CART persistence. In lieu of the PD-1 gene, Cellectis has inserted the IL-12 gene to enhance tumor cell killing and attract other pro-inflammatory cells when induced by the MUC1 CAR binding tumor cells. Preclinical data indicates that UCARTMUC1 shows strong intratumoral expansion translating into promising preclinical anti-tumor activity in vivo.

Programs Under Strategic Licensing Agreements

In October 2021, Allogene announced that the FDA had placed a hold on all five of Allogene’s chimeric antigen receptor T cell (AlloCAR T™) clinical trials described below based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA has removed the clinical hold on all of its AlloCAR T clinical trials. Investigations concluded that the chromosomal abnormality was unrelated to TALEN gene editing or Allogene’s manufacturing process and had no clinical significance. The abnormality was not detected in any manufactured AlloCAR T product or in any other patient treated with the same ALLO-501A lot. The abnormality occurred in the patient after the cell product was administered. It involved regions of the T-cell receptor and immunoglobulin genes known to undergo rearrangement as part of the T-cell or B-cell maturation process.

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

As of the date of this Annual Report, the UCART19 Phase 1 Studies have been completed. Allogene has reported that all patients from both studies will continue the long-term follow-up as planned.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purporting to provide Allogene with the ability to elect and obtain a license to the CD19 Products outside of the United States. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”

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

In February 2021, Allogene announced that the FDA had granted fast track designation to ALLO-501A for relapsed or refractory diffuse large B cell lymphoma (LCBL).

In June 2022, Allogene announced that the FDA granted Regenerative Medicine Advance Therapy (RMAT) designation to ALLO-501A in relapsed or refractory large B cell lymphoma (LBCL).

In October 2022, Allogene announced the initiation of the Phase 2 clinical trial of ALPHA2 trial in patients with relapsed or refractory LBCL. Allogene also announced that it was in the process of initiating the EXPAND trial, which is a separate potentially registration trial for ALLO-647—Allogene’s anti-CD52 monoclonal antibody that Allogene is developing with the goal of potentially enabling expansion, persistence and improved clinical outcomes of allogeneic CAR T cell product candidates, including ALLO-501A. Allogene has stated that, assuming favorable outcomes and subject to FDA discussions, Allogene plans to seek FDA approval of ALLO-501A and ALLO-647 on the basis of the ALPHA2 trial and the EXPAND companion trial.

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

In November 2022, Allogene presented an update on clinical data for the Phase 1 ALPHA Studies. Allogene reported that the Phase 1 ALPHA Studies support the ability of a single administration of CAR T cells to generate responses similar to approved autologous CAR T therapies and that the ALPHA Studies demonstrated a manageable safety profile.

Allogene observed that a single infusion of CAR+ cells with aFCA90 lymphodepletion regimen consisting of fludarabine (30 mg/m2/day x 3 days) and cyclophosphamide (300 mg/m2/day x 3 days) (standard flu/cy) plus 90 mg of ALLO-647 (“Single Dose FCA90”) was deemed preferrable to two infusions of CAR+ cells (“Consolidation Regimen”), where ALLO-647 dosing was split into 60 mg and 30 mg prior to the first and second infusion of CAR+ cells. Among 12 patients treated with the Single Dose FCA90 regimen, the overall response rate (“ORR”) was 67% and 58% achieved CRs. Among the eight patients in the Single Dose FCA90 cohort who had the opportunity to be followed for six months or more, four (50%) were in CR at both six and 12 months. According to Allogene there were no observed dose limiting toxicities or graft versus host disease. Among patients treated with single dose FCA regimen, there was no grade 3+ CRS or neurotoxicity. One patient (8%) experiences a grade 3+ infection and two patients (17%) experienced prolonged grade 3+ cytopenia. One grade 5 event occurred.

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

Allogene previously started the development of ALLO-715 in combination with nirogacestat, a SpringWorks Therapeutics’ investigational gamma secretase inhibitor in a cohort in the UNIVERSAL trial. In August 2022, Allogene announced that it would not advance ALLO-715 in combination with nirogacestat into the dose expansion cohorts since there was no clear indication that the combination would meaningfully improve the benefit-risk profile of ALLO-715 as a monotherapy.

In April 2021, Allogene announced that the FDA granted RMAT designation to ALLO-715 in r/r MM and that the FDA granted orphan-drug designation to ALLO-715 for the treatment of multiple myeloma.

Clinical Findings

In December 2021, Allogene reported results from Phase 1 UNIVERSAL Study at the American Society of Hematology Annual Meeting (ASH). The data focused on dose level 3 and FCA lymphodepletion. As of the December 14, 2021 data cutoff, 48 patients were enrolled, 43 of whom were evaluable for safety and efficacy. Data demonstrate responses similar to approved autologous CAR T therapy. ALLO-715 was well tolerated with no GvHD and manageable safety. The ORR with FCA lymphodepletion regimen was 71%, 46% achieved a Very Good Partial Response or Better (VGPR+) including 25% CR or Stringent Complete Response, 92% of Patients with VGPR+ were Minimal Residual Disease (MRD) Negative. The median duration of response was 8.3 months.

In November 2022, Allogene reported results from Phase 1 UNIVERSAL Study. Allogene reported that dose expansion cohorts comprised of a single dose of ALLO-715 (320 million CAR+ cells) and either FCA39 lymphodepletion (standard flu/cy plus 39 mg of ALLO-647) or FCA60 lymphodepletion (standard flu/cy plus 60 mg of ALLO-647) demonstrated substantial and durable responses. Importantly, 92% of all enrolled patients received investigational product with 100% of infused product manufactured and released as per product specifications. Patients were able to initiate treatment within five days of enrollment and no bridging therapy was required. Through a median follow-up of 14.8 months as of the October 11, 2022 data cutoff, the

ORR was 67% in the FCA60 cohort and the very good partial response or better rate (VGPR+) was 42%. All VGPR+ were minimal residual disease (MRD) negative. The median duration of response was 9.2 months, with the longest ongoing response at 24 months. Safety profile was manageable with low-grade and reversible neurotoxicity and no GvHD. In the expansion cohorts, there was low use of tocilizumab (32%) and steroids (25%). Eight patients (29%) experienced Grade 3+ infections and prolonged Grade 3+ cytopenias. As previously reported, one Grade 5 event occurred in the expansion cohorts and no new Grade 5 events have occurred.

ALLO-605, for MM

ALLO-605, which we exclusively license to Allogene pursuant to the Allogene License Agreement, is an allogeneic engineered CAR T-cell product targeting BCMA. ALLO-605 utilizes the TurboCAR™ technology. According to Allogene, this technology allows signaling to be engineered selectively into CAR T cells and has shown the ability to improve the potency and persistence of the cells and to delay exhaustion of the cells in preclinical model.

Development Status

In April 2021, Allogene announced that the FDA had approved the IND for ALLO-605, in patients with relapsed or refractory MM, which is referred as to as the “IGNITE Study”.

In June 2021, Allogene announced that the FDA had granted fast track designation to ALLO-605. Allogene has also announced that in May 2022, the FDA granted orphan-drug designation to ALLO-605 for the treatment of MM.

In November 2022, Allogene reported that it was reviewing the manufacturing process for ALLO-605 and was not enrolling patients in the IGNITE study at that time.

ALLO-316, for RCC

ALLO-316, which we exclusively license to Allogene pursuant to the Allogene License Agreement, is an allogeneic engineered CAR T-cell product targeting CD70.

Development Status

In December 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-316, in RCC, which is referred to as the “TRAVERSE Study”.

In March 2022, Allogene announced that the FDA has granted fast track designation to ALLO-316.

Clinical findings

In November 2022, Allogene presented initial data from TRAVERSE Study and reported that observed anti-tumor activity was largely confined to patients with CD70 expressing tumors. As of the data extract date of November 17, 2022, in the nine patients with tumors known to express CD70, the disease control rate (DCR) was 100% including three patients who achieved a partial response (PR) (two confirmed and one unconfirmed with the longest response lasting until month eight). Cell expansion in patients with CD70 positive disease was robust, and there was a trend toward greater tumor shrinkage in patients with the highest levels of CD70 expression Allogene reported that ALLO-316 demonstrated a generally manageable safety profile with no GvHD. One dose limiting toxicity of liver enzyme elevation occurred in the second dose level. Grade 3+ prolonged cytopenia was observed in three patients (18%). CRS was all low grade with the exception of one case of Grade 3 CRS. Neurotoxicity was low grade, reversible and seen in only three patients (18%). No grade 5 events have occurred.

Other gene editing programs

Beyond our CAR-T programs, we are leveraging our TALEN gene editing platform to pursue additional development opportunities, both internally and in collaboration with third party companies and academic centers. We aim to enter the clinic with one or more gene editing programs beyond UCARTs in the future.

HEAL the hematopoietic stem and progenitor cells platform for genetic diseases

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

In December 2021, we presented initial pre-clinical data from TalGlobin at the American Society of Hematology Annual Meeting. Initial pre-clinical data from TALGlobin show that TALEN is specific and efficient in correcting the mutated beta-globin gene, the underlying cause of SCD. The data also demonstrate that TALEN-based engineering could be used to correct the beta-globin gene mutation in HbSS patient-derived hematopoietic stem and progenitor cells. The data show up to 70% of HBB allelic correction, with only 9% of HBB biallelic inactivation and a low level of TALEN off-target cleavage. Genetic correction of HBB translates into high level of hemoglobin A expression (up to 47% HbA detected among total hemoglobin) and reversion of the sickling phenotype in differentiated red blood cells. Preclinical data show the capacity of TALGlobin01 edited cells to engraft in vivo using an immunodeficient mouse model. Collectively, the preclinical data demonstrate efficiency and safety of TALEN treatment in SCD patient-derived hematopoietic stem and progenitor cells.

In October 2022, we presented encouraging pre-clinical data from TalGlobin at the European Society of Gene and Cell Therapy 29th Congress. Overall, the results showed that non-viral DNA delivery associated with our TALEN gene editing technology reduces the toxicity observed with viral DNA delivery and allows high levels of HBB gene correction in long-term repopulating hematopoietic stem cells.

ArtEx

We have also developed an artificial exon (ArtEx) strategy to introduce a corrected gene copy coding for a relevant LSD enzyme into the intronic region of a gene expressed in myeloid cells. This approach would avoid the potential collateral effect of knocking out the endogenous gene without a correct replacement. This editing strategy opens new avenues for the treatment of LSDs, as it would allow to address the systemic lack of lysosomal enzyme activity, including in the brain, and could be used to produce virtually any defective LSD enzyme. It represents a new platform, in which a single safe and well characterized TALEN could be used to treat different LSDs.

In October 2022, we presented a TALEN-based gene editing approach that reprograms HSPCs to secrete alpha-L-iduronidase (IDUA), an enzyme missing in Mucopolysaccharidosis type I (MPS-I). MPS-I is associated with severe morbidity representing a significant unmet medical need. We established a TALEN-based ex vivo gene editing protocol to insert an IDUA-expression cassette into a specific locus of HSPC. Editing rates in vivo were 6 to 9% sixteen weeks after injection, depending on the tissue analyzed (blood, spleen, bone marrow). Lastly, 8.3% of human cells were edited in the brain compartment.

RAG1

Until the expiration of the collaboration in March 2022, we collaborated with Pr. Toni Cathomen (University of Freiburg, Germany) to use TALEN in hematopoietic stem cells in order to develop treatment for RAG1 severe combined immunodeficiency (SCID). RAG1 is an essential enzyme temporarily expressed in the early development of T and B cells, making traditional gene therapy approaches challenging in terms of spatio-temporal control. We used TALEN to insert a corrected copy of the gene into the intron 1 of the endogenous RAG1 making the transgene expression under the regulation of the RAG1 endogenous promoter. Successful insertion was observed in ~30% of short-term progenitor cells and more importantly in ~20% of long-term progenitor cells. Corrected cells highly expressed RAG1 and the lineage differentiation of the CD34+ cells was not affected.

STAT3

Until the expiration of the collaboration in February 2022, we collaborated with Pr. Toni Cathomen (University of Freiburg, Germany), we have developed a strategy applicable in HSCs and T-cells, in which a wild type cDNA sequence containing exon 9 to 24 is inserted into an intronic sequence of the STAT3 gene to restore its functionality. STAT3 is a signal transduction molecule that governs the cytokine response to extracellular signals. Mutation of STAT3 leads to Hyper IgE Syndrome. The expression level of STAT3 needs to be tightly regulated as two isoforms, STAT3α and STAT3ß, that play oncogenic and tumor-suppressing roles, respectively, need to be expressed in certain ratio. This makes traditional gene therapy approaches very challenging. By using TALEN, gene insertion could be achieved in proof-of-concept experiments. Importantly, the STAT3α : STAT3ß isoform expression ratio was maintained, which is a key step to restore function of STAT3 in patients.

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

Our Licensing Relationships

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have pursued a strategy of forging strong relationships with pharmaceutical or clinical stage biopharmaceutical companies.

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

On April 3, 2018, Pfizer and Allogene Therapeutic, Inc. (“Allogene”) announced that they entered into an asset contribution agreement, pursuant to which Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”). Pursuant to the Asset Contribution Transaction, effective as of April 6, 2018, Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell Therapy, including the Collaboration and License Agreement.

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purported to provide Allogene with the ability to elect to obtain a license to the CD19 Products outside of the United States. We do not believe that the Servier License Agreement permits Servier to grant such a world-wide sub-license to Allogene. We also believe that Servier has not complied with its performance obligations under the Servier License Agreement, which we believe may involve material breaches of the Servier License Agreement. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”

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

Pursuant to the Cytovia Agreement, as expanded in November 2021 to include a new CAR target and development in China by Cytovia’ joint venture entity, CytoLynkx Therapeutics, Cellectis is eligible to receive an upfront cash payment or equity stake in Cytovia of $20 million, if certain conditions (the “Cytovia Conditions”) were met by December 31, 2021 as well as aggregate additional payment of up to $805 million of development, regulatory and sales milestones from Cytovia. Cellectis is also eligible to receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia. Cellectis also received an option to participate in certain future financing rounds by Cytovia.

The Cytovia Agreement initially provided for an upfront cash payment or equity stake in Cytovia of $20 million (the “Upfront Collaboration Consideration”), if certain conditions were met by December 31, 2021. Because the conditions of an equity stake transaction were not met by December 31, 2021, we recognized a trade receivable corresponding to the expected cash payment as of December 31, 2021. In April 2022, in connection with Cytovia’s entering into a definitive business combination agreement with a publicly traded Special Purpose Acquisition Company (“SPAC”), we entered into an amendment to the Cytovia Agreement, pursuant to which we received a $20 million convertible note in payment of the Upfront Collaboration Consideration. The terms of the note provided for (i) conversion into common stock of the combined company upon completion of the business combination or, (ii) in certain circumstances, our ability to elect to be paid in cash on or before December 31, 2022. In connection with this amendment, Cellectis also received a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price, with the number of shares issuable upon exercise and the exercise subject to certain adjustments (the “SPAC Warrant”).

Because the SPAC business combination was abandoned and the conditions of the note were not met, we and Cytovia entered into an amended and restated note, which became effective as of December 22, 2022. Although the SPAC Warrant remains outstanding, it only applies in connection with Cytovia’s business combination with a SPAC.

The amended and restated note provides for automatic conversion into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case such conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded warrants. Among other changes, the amended and restated note increases the applicable interest rate of the note to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provides for the repayment of 50% of the outstanding amount on April 30, 2023 and extends the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023.

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

Our Gene-Editing Approach to Allogeneic CAR T-cell Therapy

The most fundamental challenge of genome engineering is the need to target a precise DNA sequence specifically and efficiently target a precise DNA sequence within a complex genome. Our founder and CEO, Dr. André Choulika, was one of the pioneers and first researchers in nuclease-based genome engineering in the early 1990s and has been integral in the development and advancement of gene-editing tools.

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

•

Improved or novel functionalities. Develop products with new properties, such as becoming, through PD1 inactivation, refractory to tumor-deployed T-cell inhibition mechanisms; or such as boosting CAR T-cell activity by controlled expression of immunomodulatory molecules, through targeted gene insertion at specific chosen loci.

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

•

Efficiency. A large percentage of cells treated by the nuclease bear the desired genomic modification after treatment is completed. In our routine gene-editing processes, over 70% of the T-cells treated by TALEN to inactivate one gene bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited T-cells.

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

We also capitalized on our expertise with TALEN technology to develop new gene editing approaches, such as base-editing technology.

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

TCRs at the surface of T-cells allow them to recognize cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start attacking them. For this reason, to suppress their alloreactivity, all of our UCART product candidates undergo the inactivation of a gene coding for TCRα, a key component of TCRß, the natural antigen receptor of T-cells. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell would not recognize the tissues of the host patient as foreign and thus would avoid attacking the patient’s tissues. This could avoid the GvHD that can sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients. The figure below depicts the suppression of alloreactivity in T-cells engineered to lack functional TCRs. The figure summarizes experiments in which we injected mice with T-cells engineered for the inactivation of TCRα while injecting other mice with non-engineered T-cells with functional TCRs. We then measured the effects of such injections on mean body weight, which serves as a proxy for the impact of GvHD.

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

The lack of a TCR at the surface of our UCART product candidates is a key feature that allows them to be used as allogeneic off-the-shelf products. Other genes can also be inactivated in this round to confer additional specific attributes to the T-cells. They can be made resistant to, and therefore compatible with, specific medical regimens used during the course of cancer treatments. For example, we inactivate the CD52 gene, which codes for the target of alemtuzumab, a monoclonal antibody sometimes used in CLL patients, that can also be part of the medication given to patient prior to receiving a UCART (a lymphodepletion regimen), and that would otherwise destroy our engineered T-cells. Likewise, we believe we can inactivate the deoxycytidine kinase (dCK) or glucocorticoid receptor (GR) genes in order to make our T-cells respectively resistant to purine nucleotide analogs (e.g., fludarabine, clofarabine or cytarabine) or to corticoids that are used for several types of cancer patients.

The following diagram shows the key stages in our engineering of UCARTCS1:

Next-Generation Products – Inactivate Additional Genes, such as ß2M and PD-1

The allogeneic CAR T-cell approach developed by Cellectis aims at increasing accessibility to treatment for patients by using healthy donor cells to manufacture CAR T-cells. The inactivation of the TCRα gene reduces the risk of graft vs. host disease. In addition, the use of a lymphodepletion regimen in patients aims at supporting early engraftment of the candidate product, with the optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remaining an area of investigation in the field of CAR T-cell therapy.

We are investigating the inactivation of the beta2-microglobulin (ß2M) gene to increase persistence of allogeneic cells in this context. ß2M is necessary for presentation of antigens on HLA class I major histocompatibility complex (MHC) to cytotoxic T-cells. Allogeneic TRCαß2M double knock-out CAR T-cells infused into a patient are expected not to be recognized by the patient’s own cytotoxicT-cells and therefore to potentially show prolonged survival after patients’ T-cells recover following lymphodepletion.

We have developed several ß2M-specific TALEN allowing high efficiency of gene inactivation in combination with TRCα-specific TALEN (up to 88% double knock-out). We have shown on human and mouse cell models that ß2M inactivation improves allogeneic cell survival in the presence of alloreactive T-cells, and we are pursuing the ß2M inactivation approach for some of our preclinical candidates. We have also developed a single gene editing modification allowing resistance to both alloreactive T-cells and NK cells at the same time, by inserting the HLA-E molecule at the ß2M locus with high efficiency. While ß2M inactivation provides resistance to alloreactive T-cells ß2M knock-out cells can become the target of NK cells (missing-self response). HLA-E acts as a ligand to NK cell inhibitory receptors.

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

Towards manufacturing autonomy with two state-of-the-art plants

In order to enhance our manufacturing autonomy, we have established two manufacturing facilities. First, in Raleigh, North Carolina, USA, we have developed an ~80,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of clinical and commercial UCART products. The Raleigh facility commenced production of UCART product candidates in 2021. Our product candidates UCART22 and UCART20x22 used respectively in the BALLI-01 and NATHALI-01 Studies have been manufactured in our Raleigh site. Second, in Paris, France, we have completed construction of an ~14,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of certain critical raw and starting material for clinical supply, with the potential to supply commercial raw and starting materials. The Paris facility commenced production of raw and starting materials in 2020. We expect to continue to use certain third-parties manufacturers to complement Cellectis’ internal manufacturing facilities.

Raw Materials

We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, medium, serum, buffers —that are necessary to produce our product candidates. We source these materials through service agreements or supply agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, with the completion of our manufacturing facility project in Paris, we expect to become independent for the supply of our most critical raw and starting materials.

Applications of Calyxt’s PlantSpring Technology Platform and the Calyxt BioFactory

Calyxt was incorporated in the State of Delaware in the United States in 2010. Before its initial public offering, which closed on July 25, 2017, Calyxt was a wholly-owned subsidiary of ours. As of December 31, 2022, we owned approximately 49.1% of Calyxt’s outstanding common stock.

Following the closing of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the combined company.

Calyxt’s common stock is listed on the Nasdaq market under the ticker symbol “CLXT”.

Calyxt is a plant-based synthetic biology company. Calyxt leverages its proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory™ production system for a diverse base of target customers across a range of end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries. Calyxt also commercializes its PlantSpring technology platform by licensing elements of the platform and historically developed traditional agriculture seed-trait product candidates, as well as selectively developing product candidates for customers in traditional agriculture.

The production of Calyxt’s plant-based chemistries occurs in its proprietary BioFactory production system. This strategic initiative was announced in October 2021. In the context of Calyxt’s PlantSpring technology platform and BioFactory production system, the term “sustainable”, as used in this Annual Report, refers to the plant-based chemistry production methods that use plant biomass as a raw material and are therefore renewable and do not completely use up or destroy natural resources.

Calyxt also out-licenses elements of the PlantSpring technology platform, has historically developed seed-trait product candidates for the traditional agriculture market, and may selectively develop products for customers in traditional agriculture. For example, in the third quarter of 2021, Calyxt announced it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing oil that would serve as a commercial alternative to palm oil.

Calyxt was previously focused on the development of traits for traditional agriculture that it planned to commercialize using either a vertically integrated or licensing business model. Calyxt’s first commercial product, a high oleic soybean, was launched in this manner in the first quarter of 2019. In August 2020, Calyxt announced it was winding down the vertically integrated soybean product line. The wind-down of this product line was completed in late 2021 with the final sales of soybean grain to a large soybean processor. Calyxt’s second product, an improved digestibility alfalfa, was developed with and licensed to S&W Seed Company (S&W). S&W is pursuing regulatory clearance for their product candidate and is targeting commercialization in 2022 at which time Calyxt expects to begin to receive initial royalty payments. Calyxt intends to use this licensing strategy for other historically developed, traditional agriculture seed-trait product candidates.

Calyxt has historically operated in a single segment primarily within the United States and its assets are located within the United States.

On September 22, 2022, Calyxt announced that its Board of Directors (the Calyxt Board) had begun evaluating potential strategic alternatives to maximize shareholder value, including financing alternatives, merger, reverse merger, other business combinations, sale of assets, licensing, or other transactions.

On January 13, 2023, Calyxt, Cibus and certain other parties thereto entered into the Merger Agreement Pursuant to the Merger Agreement, following the proposed Calyxt Merger, Calyxt will be organized in an “Up-C” structure and re-named “Cibus, Inc.” and its only material asset will consist of common units of Cibus. If the proposed Calyxt Merger is completed, the business of Cibus will continue as the primary business of the combined organization and the equity holders of Cibus will own a substantial majority of the issued and outstanding common stock of Calyxt. Following the closing of the Calyxt Merger, we are expected to own approximately 2.4% of the equity interests of the combined company.

The closing of the Calyxt Merger is subject to the approval of Calyxt’s stockholders, the approval of Cibus’ members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions. In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. The closing is currently expected to occur in the second quarter of 2023.

In connection with the Calyxt Merger, beginning at the earlier of March 15, 2023 or the date Calyxt’s unrestricted cash balance first drops below $1,500,000, Calyxt can request, and Cibus has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus elects to extend the outside date (as defined in the Merger Agreement) to June 30, 2023 (the Interim Funding). Funds can be drawn by Calyxt in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the closing of the Calyxt Merger, if consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus if the Merger Agreement is terminated for any reason other than certain under certain conditions, as detailed in the Merger Agreement. The Interim Funding is subject to acceleration in connection with certain bankruptcy events. As a result of Calyxt’s substantially narrowed operational focus and in light of the available Interim Funding from Cibus in connection with the proposed Calyxt Merger, Calyxt believes it has sufficient cash to fund operations through the end of the second quarter of 2023.

If, for any reason, the Calyxt Merger is not completed, Calyxt will reconsider its available alternatives at such time and could pursue one of the following courses of action, which Calyxt currently believes to be the most likely alternatives:

•

Dissolve and liquidate. Calyxt may decide to dissolve and liquidate its assets. In such a circumstance, Calyxt would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. In light of Calyxt’s current capital resources, it is highly unlikely, in this case, that substantial resources, if any, would be available for distributions to stockholders.

•

Pursue another strategic transaction. Calyxt may decide to resume the process of evaluating a potential merger, reorganization or other business combination transaction or to sell or otherwise dispose of certain of Calyxt’s assets. Any of these alternatives would be costly and time-consuming and would require that Calyxt obtain additional near-term funding in parallel to, or as part of, such a strategic transaction. Calyxt expects that it would be difficult to secure such funding in a timely manner, on favorable terms or at all.

•

Operate the business. Although substantially less likely than the alternatives above, the Calyxt board could elect to seek to continue to operate Calyxt’s business. This alternative would require that Calyxt obtain additional near-term funding, which Calyxt expects would be difficult to secure in a timely manner, on favorable terms or at all. If pursued, Calyxt would likely need to significantly delay or further scale back operations beyond its already narrowly focused operational activities.

Current Calyxt Operational Focus

Prior to the announcement of the Calyxt Merger, Calyxt’s primary focus was on the development of synthetic biology products for its customers using its BioFactory production system. In light of the proposed Calyxt Merger and recent capital resource constraints, Calyxt has substantially scaled back its operations and has focused its current business activities on ensuring it has cash sufficient to achieve a closing of the proposed Calyxt Merger. Accordingly, Calyxt’s management has implemented cost reduction and other cash-focused measures, including reduction of headcount, reductions of capital expenditures, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers.

In limiting operations to core activities, Calyxt has focused its continuing operations on

•	scaling production of a single Plant Cell MatrixTM (PCMTM) platform with its manufacturing partner, Evologic Technologies GmbH (Evologic);

•	licensing efforts with respect to its PlantSpring technology and plant traits, including the TALEN™ technology; and

•

continuing to progress its three current customer projects—(1) its research collaboration with a leading global food ingredient manufacturer to develop a soybean trait to serve as an alternative to palm oil, (2) its plant-based chemistry pilot project for a major consumer packaged goods company, and (3) supporting late-stage development activities for its improved digestibility alfalfa trait, which was developed with and licensed to S&W Seed Company.

Calyxt has suspended non-core activities, such as efforts toward the development and integration of artificial intelligence and machine learning capabilities (AIML) and the initiation, development and commercialization of additional synthetic biology products, or chemistries, beyond those involved in the continuing operations identified above.

Our Rights With Respect to Calyxt

At present, through its stock ownership, together with its enumerated rights under our stockholder’s agreement with Calyxt, we remain Calyxt’s controlling stockholder. Pursuant to the stockholders’ agreement, we continue to retain substantial rights with respect to Calyxt for so long as we beneficially own at least 15 percent of the outstanding shares of Calyxt’s common stock (the “Continuing Cellectis Rights”).

The Continuing Cellectis Rights include the right to nominate a number of designees for Calyxt’s Board representing a majority of the directors, to designate the Chairman of the Calyxt Board, and to have at least one designated director serve on each committee of Calyxt’s Board. In addition, the Continuing Cellectis Rights include information rights for us, as well as approval rights over a significant number of key operational aspects of Calyxt’s business, including certain changes to Calyxt’s constitutive documents, the making of any regular or special dividends, the commencement of any voluntary bankruptcy proceeding or any consent to any bankruptcy proceeding, any appointment to or removal from the Calyxt Board, and the consummation of any public or private offering, merger, amalgamation or consolidation of Calyxt, the spinoff of a business of Calyxt, or any sale, conveyance, transfer or other disposition of Calyxt’s assets.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof.

The PlantSpring Technology Platform, and Calyxt’s Development Process

The PlantSpring technology platform is founded on Calyxt’s more than a decade of experience engineering plant metabolism and incorporates its scientific knowledge and its proprietary systems, tools and technologies. The PlantSpring platform also has the potential to incorporate AIML capabilities.

In PlantSpring, Calyxt identifies metabolic pathways to produce plant-based chemistries, designs strategies to reprogram host cells, engineers plant cell metabolism to optimally produce targeted compounds or plant traits.

Calyxt uses an efficient development process to deliver innovation through the PlantSpring platform, leveraging its extensive knowledge of plants and their metabolism when developing a plant-based chemistry or plant trait. Calyxt’s synthetic biology product development process is comprised of three primary stages: Design, Engineer, and Verify, and activities within each stage are as follows:

•

Design – identify metabolic pathways to produce the target compound and the genes controlling these pathways, develop strategies for the optimized expression of the target genes, and design the technical approach to achieve the production of the targeted compound or trait. A metabolic pathway is a linked series of chemical reactions occurring within a cell. The reactants, products, and intermediates of an enzymatic reaction are known as metabolites, which are modified by a sequence of chemical reactions catalyzed by enzymes.

•	Engineer – direct changes in the plant cells using one or more genetic transformation and plant tissue culture techniques, and enhancements of genes in that plant species.

•

Verify – use a combination of analytical tools to verify the compound or trait produced against the intended specification. The analytical tools used include natural product chemistry, metabolomics, genomics, gene expression tools, and other analytics.

The typical timeline to complete the Design-Engineer-Verify process is currently estimated at 12 months. Calyxt is in the process of scaling plant-based chemistry production beyond the laboratory with its third-party manufacturing partner, Evologic Technologies GmbH.

Commercialization Strategies

Calyxt contemplates three commercialization strategies for its PlantSpring technology platform: (i) the development and sale of high-value synthetic biology products from Calyxt’s proprietary BioFactory production system, (ii) the licensing of elements of the PlantSpring technology platform and historically developed, traditional agriculture seed-trait product candidates, and (iii) selective product development for customers in traditional agriculture. In light of Calyxt’s capital resource constraints, the implementation of these strategies has been limited to implementation of the core activities described above under “—Calyxt’s Current Operational Focus.”

The BioFactory Production System

The BioFactory is a bioreactor-based production system that is designed to be capable of continuous production of plant-based chemistries. The bioreactor can be of any size depending upon factors including yield and titer necessary to reach the required commercial scale. For production, multicellular PCM structures are placed inside the bioreactor, and growth media bathes the PCM structures to provide them with nutrition, which differentiates Calyxt’s process from other methods that require complete submersion of cells in growth media. A PCM structure is a living system of various cell types, which is designed to emulate the intercellular metabolism of an entire plant, that grows over time and produces and stores, or excretes, the target chemistries. The growth media is the feedstock of the BioFactory production system and contains the essential inputs to support growth of the PCM structures and necessary chemistry production. The growth media is expected to be reused throughout the production cycle, which may run for an extended time period.

In 2022 Calyxt signed an agreement with an infrastructure partner, Evologic Technologies GmbH (Evologic), to further develop and scale the PCM technology. Under the terms of the agreement, Evologic has been engaged by Calyxt to grow and scale Calyxt’s proprietary PCM technology. Calyxt is currently using Evologic to scale production of its BioFactory productions system for a single PCM.

Calyxt believes the BioFactory system has the potential to be a highly sustainable synthetic biology production system because of its production methodology, which relies upon a limited quantity of media and nutrients in a continuous flow system that operates for long periods of time, potentially more than one year, in an operating cycle. The BioFactory system involves fewer of the sustainability challenges associated with other traditional plant-based indoor and outdoor production systems, including excess heating, cooling, fertilizer and pesticide uses, and because the BioFactory does not use fermentation, there is no off-gassing, the media can be recycled, and only depleted components are replaced resulting in lower waste levels. This production method is expected to align well with customers’ goals of replacing existing compounds that may be scarce in nature, have an unstable supply chain, cannot be produced through fermentation or other similar methods, or are currently produced in a non-sustainable process, with high-value, sustainable, plant-based synthetic biology compounds.

As a result, Calyxt believes that in combination its PlantSpring technology platform and its BioFactory production system are capable of unlocking the power of plants to produce high value and complex plant-based chemistries and plant traits that are finite, that are difficult to source sustainably, and that may not be able to be produced through other production systems, or that cannot be produced as efficiently in single cell plant culture systems.

Technology Licensing & Product Development for Agriculture

Calyxt maintains the capability to implement broad technology licensing arrangements and to selectively develop agricultural products. Potential commercial opportunities include the licensing of elements of the PlantSpring technology platform as well as historically developed, traditional agriculture seed-trait product candidates.

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

Additional technology-licensing activity may also continue in connection with the licensing of historically developed, traditional agriculture seed-trait product candidates, including soybeans with improved fatty-acid profiles; an improved digestibility alfalfa, which has been licensed for commercialization to S&W; wheat with a higher fiber content than traditionally bred varieties, and its second generation soybean product, which has an improved fatty acid profile compared to commodity soybeans and Calyxt’s initial soybean product launched in 2019. Among Calyxt’s other development successes are a soybean with improved flavor to help enable wider adoption for plant-based protein applications and controlling the production of storage sugars in potatoes to improve fry quality and reduce acrylamide. While Calyxt will pursue licensing opportunities for these product candidates, it does not intend to invest in further development until specific licensee customers are contracted with.

The potential to opportunistically develop seed-trait product candidates for customers focused on traditional outdoor agriculture market also remains. In 2021, Calyxt entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing an oil that would serve as a commercial alternative to palm oil. The food ingredient manufacturer is funding Calyxt’s development costs over the term of the agreement and holds an option for future development and commercialization. Calyxt achieved the first $100 thousand milestone payment in the fourth quarter of 2022, with the overall project scheduled for completion in the first quarter of 2024, at which time the second milestone payment of $100 thousand would be due.

To manage prioritization of resources and to drive returns on its investment, Calyxt has developed a set of criteria by which all agricultural seed trait licensing and seed trait development opportunities are evaluated, which include the size of the overall opportunity, the nature of the product to be developed, and the amount of cash it expects to receive both up front and over time. At present, no new investments are being made in light of the limited implementation of Calyxt’s core activities described above under “—Calyxt’s Current Operational Focus.”

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

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions. This patent portfolio comprises ten patents in the United States and two European patents. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (controlled by Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents and patent applications related to the research and therapeutic uses of TALE-nucleases and we granted certain rights to Life Technologies under our TALEN technology. In addition, we entered into a license agreement with Calyxt, pursuant to which Calyxt has been granted certain rights in connection with our gene editing and plant intellectual property portfolio.

Since 2012, we have filed about 54 new patent applications families related to the CAR T-cell technology. Included in this patent portfolio are patent applications relating to manufacturing allogeneic immune cells and to CAR design, including multi-subunit CARs and conditional expression CARs. In addition, we have filed a number of patent applications related to new TALEN structures and alternatives to the TALEN structure.

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

Current Intellectual Property Portfolio

As a result of the licensing opportunities described above and our continuing research and development efforts, our intellectual property estate now contains patent applications that cover our products, including claims that cover:

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

The most relevant issued patents in our portfolio consist of approximately 59 Cellectis-owned and 12 in-licensed U.S. patents, 46 Cellectis-owned and 4 in-licensed European patents, and 185 Cellectis-owned and 22 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 37 Cellectis-owned and 2 in-licensed U.S. patent applications, 36 Cellectis-owned and 2 in-licensed European patent applications, 144 Cellectis-owned and 11 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 328 owned and in-licensed granted patents, and 232 owned and in-licensed patent applications.

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

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “ —Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2023 to 2038. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2023 to 2042. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our most advanced product candidates, UCART19, UCART123, UCART22, UCARTCS1 and UCART20x22 are summarized below.

Gene Editing Platform

Our UCART product candidates rely upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 215 patents or pending patent applications in various countries, comprising 38 in-licensed and 88 Cellectis owned issued patents among which 24 are US granted patents and 11 European granted patents. Certain of these issued patents and pending patent applications, which expire between 2031 and 2041, cover product claims or process claims relevant to each of our product candidates, including UCART19, UCART123, UCART22, UCARTCS1 and UCART20x22.

Our gene-editing platform and each of our UCART product candidates benefits from the protections conferred by several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Among our main patents EP3189073, EP3126390, EP3008186, EP3004349 and EP3116902 are under opposition before the European Patent Office. JP6810685, which was opposed before the Japanese patent office has been maintained under amended form.

UCART19

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART19 includes granted patents and pending patent applications from the patent family WO2014184143 (CD19 Specific Chimeric Antigen Receptor and Uses Thereof).

We believe these patents and pending patent applications, which, if issued, would expire in 2034, include claims to cover the composition of matter of UCART19, methods of manufacture of UCART19, and methods to use UCART19 in treatment.

UCART123

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART123 includes granted patents and pending patent applications from the patent family WO2018178377 (CD123 Specific Chimeric Antigen Receptors for Cancer Immunotherapy). We believe these patent and patent applications, which, if issued, would expire in 2035, include claims to cover the composition of matter of UCART123, methods of manufacture of UCART123, and methods to use UCART123 in cancer treatment.

UCART22

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART22 includes pending patent applications from the families WO2018173878 and WO2028278377. We believe these patent applications, which if issued, would expire in 2038, include claim directed to the composition of matter of UCART22, methods of manufacture of UCART22, and methods to use UCART22 in cancer treatment.

UCART20x22

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART20x22 includes pending patent applications from the family WO2022023529. We believe these patent applications, which if issued, would expire in 2041, include claims directed to the composition of matter of UCART20x22, methods of manufacture of UCART20x22, and methods to use UCART20x22 in cancer treatment.

UCARTCS1

Our patent portfolio relating specifically to UCARTCS1 includes granted patents and pending patent applications from the patent family WO2014179759 (CS1 Specific chimeric antigen receptor engineered immune effector cells) licensed exclusively from the Ohio State University. We believe these patents and patent applications, if issued, would expire in 2034. This patent family is directed to composition of matters including a CAR anti-CS1 per se. Our patent portfolio also includes patent and patent applications filed by Cellectis from the family WO2015166056 (CS1 specific multi chain chimeric antigen receptor) and WO2015121454 (T-cells for immunotherapy engineered for targeting antigen present both on T-cells and pathological cells), which, if issued, would expire in 2035. Both families relate to the use of CAR anti CS1 in T-cells, methods of manufacture of UCARTCS1, and methods to use UCARTCS1 in cell therapy treatment.

In each case, some of the issued patents and pending patent applications, if issued, may be eligible for patent term extension and patent term adjustment, thereby extending their terms, as described above.

Material Exclusive Licenses Granted to Cellectis

License from Regents of the University of Minnesota

In January 2011, we entered into an exclusive license agreement with Regents of the University of Minnesota, or UMN. Pursuant to this agreement, as amended in 2012, 2014, 2015 and 2022 we and our affiliates were granted an exclusive, worldwide, royalty-bearing, sublicensable license, under certain patents and patent applications owned by UMN, to make, use, sell, import, and otherwise dispose of products covered by the licensed patents, for all fields of use. These licensed patents relate to TALEN technology. Pursuant to the agreement, we are required to achieve certain specified research- and sales-related milestones

Pursuant to the terms of the agreement, we paid UMN an upfront license fee in the amount of $250,000 upon the effective date of the license agreement, and a second upfront payment in the amount of $1,000,000 following execution of the third amendment. In the non-agricultural field we are also required to pay to UMN low single digit percentage royalties on net sales of licensed products, as well as a percentage of all revenues received by us under sublicenses. Pursuant to the agreement, UMN is entitled to minimum annual royalties of $30,000 per year. In the agricultural field, no royalties are due on net sales of licensed products, but an annual fee of $150,000 per year is due to UMN and commercial milestones are due upon the occurrence of certain commercial sale milestones. We are also required to pay UMN milestone payments up to a total of $290,000 in the aggregate upon the occurrence of specified events and to pay certain patent-related expenses incurred under the agreement for prosecuting and maintaining the licensed patents. If we undergo a change of control and wish to assign our rights and duties under the agreement, we will be required to pay UMN an additional transfer fee.

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

Intellectual Property – Calyxt

Intellectual property protection is key to Calyxt. As of December 31, 2022, Calyxt’s patent estate is composed of patents and patent applications owned by Calyxt and in-licensed from other parties. Most of the in-licensed patents and patent applications are licensed from Cellectis or the University of Minnesota. The license from Cellectis includes technologies invented at Cellectis, technologies invented by Calyxt when it was a wholly owned subsidiary of Cellectis, and technologies licensed to Cellectis from third parties. Calyxt also has access to additional patents and patent applications through in-licensing agreements with other research institutions and universities.

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

The technologies available for licensing within Calyxt’s patent portfolio includes in-licensed technology and Calyxt-originated IP, and includes gene-editing technologies (e.g., TALEN®), gene-edited traits for agriculture, and hemp breeding technologies. This portion of Calyxt’s patent portfolio includes approximately 550 patents and patent applications worldwide.

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

As of December 31, 2022, Calyxt had 4 registered trademarks in the United States.

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

The most advanced autologous CAR-T cell programs are:

In August 2017, the FDA approved tisagenlecleucel (Kymriah®) from Novartis AG for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse. In May 2018, the FDA approved a label extension for Kymriah® for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. In May 2022, the FDA approved Kymriah® for the treatment of in adult patients with relapsed or refractory follicular lymphoma (FL) after two prior lines of systemic therapy.

•

In October 2017, the FDA approved axicabtagene ciloleucel (Yescarta®) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. Sales of Yescarta® were $264 million in 2018, $456 million in 2019, $563 million in 2020 and $695 million in 2021. In April 2021, the FDA approved Yescarta® forthe treatment of adult patients with relapsed or refractory follicular lymphoma after two or more lines of systemic therapy. In April 2022, the FDA approved Yescarta® for the treatment of adult patients with large B-cell lymphoma that is refractory to first-line chemoimmunotherapy or that relapses within 12 months of first-line chemoimmunotherapy.

•

In July 2020, the FDA approved brexucabtagene autoleucel (Tecartus™) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, for the treatment of adult patients with relapsed or refractory mantle cell lymphoma. In October 2021, the FDA approved Tecartus™ for the treatment of adult patients with relapsed or refractory B-cell precursor acute lymphoblastic leukemia.

•

In December 2020, Janssen began a rolling submission of a Biologics License Application, or BLA for the anti-BCMA CAR-T cell therapy ciltacabtagene autoleucel (cilta-cel) in relapsed or refractory multiple myeloma (formerly known as LCAR-B38M and in partnership with Legend Biotech).

•

In February 2021, the FDA approved idecabtagene vicleucel (Breyanzi™) commercialized by Bristol Myers Squibb and bluebird bio for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy. In June 2022, the FDA approved Breyanzi™ for the treatment of adult patients with large B-cell lymphoma (LBCL), including diffuse large Bcell lymphoma (DLBCL) not otherwise specified (including DLBCL arising from indolent lymphoma), high-grade B-cell lymphoma, primary mediastinal large B-cell lymphoma, and follicular lymphoma grade 3B, who have: (i) refractory disease to first-line chemoimmunotherapy or relapse within 12 months of first-line chemoimmunotherapy; or (ii) refractory disease to first-line chemoimmunotherapy or relapse after first-line chemoimmunotherapy and are not eligible for hematopoietic stem cell transplantation (HSCT) due to comorbidities or age.

•

In March 2021, FDA approved idecabtagene vicleucel (Abecma™) commercialized by Bristol Myers Squibb and bluebird bio, for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.

•

In February 2022, the FDA approved ciltacabtagene autoleucel (Carvykti™) commercialized by Janssen Biotech, Inc. and Legend Biotech Corp. for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lions of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.

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

•

Gene-editing space: CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.), Editas Medicine, Inc. (partnered with Allergan and Celgene), Intellia Therapeutics, Inc. (partnered with Novartis), Precision BioSciences, Inc., Sangamo BioSciences, Inc. (partnered with Kite/Gilead and Pfizer), Vertex/Exonics Therapeutics (partnered with CRISPR Therapeutics), Graphite Bio Inc. and Beam Therapeutics Inc.

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

The market for more sustainably produced products is highly competitive. Competition in synthetic biology is largely from fermentation-based companies who generally pursue the development compounds by combining a single cell organism like a microbe, bacteria, or yeast with another organism’s DNA to achieve a desired result. These compounds are then marketed by third parties or directly by the fermentation company. These organizations may have substantially larger budgets for R&D, product commercialization, and regulatory process management and greater available capital resources.

Through its technology licensing, Calyxt believes that it faces competition from large agricultural biotechnology, seed, and chemical companies, certain of which have been actively involved in new trait discovery, development, and commercialization. Many of Calyxt’s competitors—particularly large chemical companies—have substantially larger budgets for R&D, product commercialization and regulatory process management as well as substantially greater access to capital.

Trait research and development companies as well as research universities and institutions are competitors that typically focus on a limited number of traits and do not generally have the product development, gene editing technologies and regulatory infrastructure necessary to bring traits to market. They generally out-license trait technologies to large industry players with in-house development and regulatory capabilities at a relatively early stage of development.

Calyxt competes that it can compete favorably based on its expertise and the precision, specificity, cost effectiveness and development speed of its proprietary technologies. Nevertheless, certain of Calyxt’s competitors are more established in the synthetic biology industry and many of Calyxt’s current or potential competitors, either alone or with their R&D or collaboration partners, have significantly greater financial resources and expertise in R&D, manufacturing, testing, and marketing approved products than Calyxt.

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

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of applicable clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

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

In addition, unless a waiver is granted, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days after an end-of-Phase 2 or an end-of-Phase 1 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include, among other things, an outline of the pediatric study or studies that the sponsor plans to conduct, including to the extent practicable study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indications.

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

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biologic for the same use as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

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

There can be no assurance that we will receive orphan drug designation for any product candidates in the United States, in the EU or in any other market. If we receive orphan drug designation, there can be no assurance that we will receive orphan drug exclusivity for any product candidate in United States, in the EU or in any other market. Additionally, there can be no assurance that orphan exclusivity from a competitor could not block the approval of one of our products for a certain period of time, in the United States, in the EU or in any other market.

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

The first biological product submitted under the abbreviated approval pathway that is approved as interchangeable with the reference product has exclusivity against other biologics submitting applications under the abbreviated approval pathway for the lesser of (1) one year after the first commercial marketing, (2) 18 months after approval if there is no legal challenge, (3) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the reference biologic’s patents if an application has been submitted, or (4) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

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

Healthcare Reform and Subsequent Legislation

In March 2010, President Obama signed the ACA, which continues to have the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and biotechnology industry. The ACA has and will continue to impact existing government healthcare programs and will result in the development of new programs.

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

•

a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

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

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

The ACA is intended to exert additional downward pressure on coverage and the price that we receive for any approved product in the United States, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates, if approved. In addition, it is possible that there will be further legislation or regulation that could change parts of the ACA that affect public and private healthcare coverage. Those changes could harm our business, financial condition, and results of operations.

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

These initiatives recently culminated in the enactment of the Inflation Reduction Act, or IRA, in August 2022, which, among other things, will allow the U.S. Department of Health and Human Services, or HHS, to negotiate the selling price of certain biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source biologics that have been approved for at least 11 years. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price representing a significant discount from average prices to wholesalers and direct purchasers. Also, beginning in October 2023, the law will penalize manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated, and while the impact of the IRA on the biotechnology industry cannot yet be fully determined, it has the potential to be significant.

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

Furthermore, under the CTR, deadlines for regulatory approvals are shortened with a view to accelerating the authorization process. The CTR also established an EU Portal which is designed to act as a single entry point for submission of data and information relating to clinical trials. The CTD will continue to apply in parallel to the CTR for a transitional period to certain trials only.

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

EU Marketing Authorization

In the EU, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. The same rules also apply in the EEA Member States (Norway, Iceland and Liechtenstein). There are two types of marketing authorizations, namely: (i) the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, and which is valid throughout the entire territory of the EEA; and

(ii) “national MAs,” which are issued by the competent NCAs and only cover their respective national territory.

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

A conditional MA may be granted prior to the submission of comprehensive clinical data if the benefit of the immediate availability on the market of the product is deemed to outweigh the risk inherent in the fact that additional data are still required. In emergency situations, a MA for such medicinal products may be granted also where comprehensive pre-clinical or pharmaceutical data have not been provided. Under this procedure a MA can be granted as soon as sufficient data becomes available to demonstrate that the drug’s benefits outweigh its risks, with safeguards and controls in place post-authorisation. This procedure can also be combined with a rolling review of data during the development of a promising medicine, to further expedite its evaluation. Conditional MAs are typically subject to obligations that are reviewed annually. These include the obligation to complete ongoing studies, or to conduct new studies, with a view to confirming that the risk-benefit balance is favourable. Conditional MAs are valid for one year, renewable.

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

Finally, very stringent data privacy requirements apply in the EU. In particular, Regulation (EU) 2016/679 (GDPR) requires that personal data only be collected for specified, explicit and legal purposes, and the data may then only be processed in a manner consistent with those purposes. Personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. The GDPR also requires companies processing personal data to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For instance, the GDPR requires companies to make detailed disclosures to data subjects, requires disclosure of the legal basis on which personal data is processed, provides for conditions under which a valid consent for processing can be obtained, requires the appointment of a data protection officer where sensitive personal data (e.g., health data) is processed on a large scale, imposes mandatory data breach notification throughout the EEA and imposes additional obligations when contracting with service providers or partners. In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data.

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

EU Supplementary Protection Certificates

In the EU, Supplementary Protection Certificates (SCPs) are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must be applied for and granted on a country-by-country basis.

Additional Protection for Pediatric Indications in the EU

In the EU, companies developing a new medicinal product must agree to a PIP with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver is granted by the EMA on request by the applicant (e.g., because the relevant disease or condition occurs only in adults). The PIP requirement also applies when a MA holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The MA application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Once all the studies and measures agreed have been conducted in accordance with the PIP, products are eligible for a six month extension of the protection under a supplementary protection certificate – or “SPC”—(if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is granted subject to specific conditions. These conditions include that the applicant demonstrates having complied with all the measures contained in the PIP, that the summary of product characteristics, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP, and that the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication

Government Regulation and Product Compliance—Calyxt

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

The BioFactory production system has the capability of producing a diverse range of plant-derived compounds that may be used for applications in cosmetics, dietary supplements, pharmaceuticals, and more. As Calyxt delivers these valuable compounds to its customers, each customer will be responsible for determining how the compound will be used and the regulatory scheme applicable to the compound’s use. It is anticipated that because Calyxt’s customers would incorporate the purchased compounds into their existing product development processes and areas of applications, the customers will be best positioned to apply their specific expertise in the field to establish regulatory compliance and determine any additional requirements.

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

C.	Organizational Structure

Cellectis, or Cellectis S.A., is a société anonyme, or S.A., organized under the laws of the French Republic.

Group Structure as of December 31, 2022
Subsidiary Name	Jurisdiction of Incorporation	Ownership & Voting Interest Held By Cellectis S.A.
Calyxt, Inc.	Delaware	49.1% (held directly)
Cellectis, Inc.	Delaware	100% (held directly)
Cellectis Biologics, Inc.	Delaware	100% (held indirectly through Cellectis, Inc.)

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

Cellectis, Inc. leases a 24,375 square feet facility in New York, New York for administrative and research and development activities. The lease, which commenced on March 30, 2015, has a term that expires on March 1, 2031 (128 months from July 1st, 2020). In June 2022, a partial sublease of Cellectis’ New York commercial facility was signed with Sanavia for a total square feet of 3,562.

Cellectis Biologics, Inc. leases an 82,783 square feet facility in Raleigh, North Carolina. The lease, which commenced in April 2019 has a term that expires on December 31, 2034. We completed construction of our manufacturing facility at this property in 2021, which is dedicated to the production of clinical and commercial UCART products.

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

In December 2018 Calyxt consummated a sale-leaseback transaction with a third party to finance equipment. The lease had a four-year term and Calyxt was able to add up to $1.1 million of future purchases to the financing agreement. Calyxt was required to deposit cash into a restricted account in an amount equal to the future rent payments required by the lease.

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

Financial Overview

The following selected statements of consolidated operations data for the years ended December 31, 2020, 2021 and 2022 and the selected statement of consolidated financial position data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements for the years, and as of, December 31, 2020, 2021 and 2022 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
	2020*	2021*	2022

	$ in thousands
Revenues and other income	59,564	38,597	25,725

Operating expenses
Cost of revenue	(1,951)	(1,844)	(1,772)
Research and development expenses	(77,048)	(117,840)	(97,501)
Selling, general and administrative expenses	(22,513)	(22,882)	(17,494)
Other operating income and expenses	(363)	488	1,377

Operating income (loss)	(42,311)	(103,481)	(89,666)

Financial gain (loss)	(11,270)	6,731	(8,935)

Income tax	—	—	(87)
Income (loss) from continuing operations	(53,581)	(96,749)	(98,688)
Income (loss) from discontinued operations	(43,902)	(28,358)	(15,345)

Net income (loss)	(97,483)	(125,107)	(114,034)

Attributable to shareholders of Cellectis	(81,074)	(114,197)	(106,139)
Attributable to non-controlling interests	(16,409)	(10,910)	(7,894)
Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(1.91)	(2.55)	(2.33)
Number of shares used for computing	0.00
Basic (1)	42,503,447	44,820,279	45,547,359
Diluted (1)	42,503,447	44,820,279	45,547,359
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(66,709)	(101,700)	(98,069)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

(1)	See Note 18 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.
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

Statement of Consolidated Financial Position Data

	As of December 31,
	2020 (1)	2021	2022

	$ in thousands
Current financial assets and Cash and cash equivalents	268,239	186,135	97,697
Total assets	469,471	382,076	261,216
Total shareholders’ equity	308,846	236,474	125,941
Total non current liabilities	108,610	96,254	72,279
Total current liabilities	52,015	49,348	48,131

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	As of December 31,
	2020*	2021*	2022

	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(81,074)	(114,197)	(106,139)
Adjustment of non-cash stock-based compensation expense from continued operations:
Research and development expenses	6,790	9,381	4,098
Selling, general and administrative expenses	3,238	2,113	1,945

Total non-cash stock-based compensation expense from continued operations	10,028	11,493	6,043

Adjustment of non-cash stock-based compensation expense from discontinued operations	6,708	1,625	4,132

Non-cash stock-based compensation expense attributable to non controlling interests	(2,371)	(621)	(2,105)

Adjusted Net Income (Loss) attributable to shareholders of Cellectis	(66,709)	(101,700)	(98,069)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology, gene-edited hematopoietic stem and progenitor cells (“HSPC”) product candidates in other therapeutic indications.

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

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases. .HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this Annual Report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 49.1% (as of December 31, 2022) ownership in Calyxt, a plant-based synthetic biology company, leverages Calyxt’s proprietary PlantSpring™ technology platform to engineer plant metabolism produce innovative, high-value plant-based chemistries for use in customers’ materials and products. The Plants segment is presented as a discontinued operations following IFRS 5 (see Note 4 to the audited consolidated financial statements included herein).

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSPC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of December 31, 2022, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 8, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier.

For the twelve-month period ended December 31, 2022, we mainly derived our Therapeutics revenues from a milestone payment pursuant to the Servier License Agreement amounting to $15.8 million recognized in the last quarter of 2022, in connection with the ALPHA2 Phase 2. The milestone payment was collected from Servier in December 2022. In the first quarter of 2022, we also recognized milestone payments in an aggregate amount of $1.5 million from Cytovia in connection with the recognition of Target B2M and Target TGFßRII.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purporting to provide Allogene with the ability to elect and obtain a license to the CD19 Products outside of the United States. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”

We have also entered into collaboration and license agreements with Iovance Biotherapeutics and Cytovia Therapeutics for the use of our TALEN technology.

We are currently sponsoring clinical studies with respect to four proprietary Cellectis UCART product candidates at nine sites for the AMELI-01 Study, at ten sites for the BALLI-01 Study, at seven sites for the MELANI-01 Study, and at one site for the NatHaLi-01 Study as follow, each as described above under “Item 4. Information on the Company—B. Business Overview—UCART Pipeline.”

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01, MELANI-01, and NathHaLi-01 and initiate additional clinical trials for other self-owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSPC product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

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

Our consolidated financial statements for 2020, 2021 and 2022 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Collaboration agreements and licenses

We derive substantially all of our therapeutics revenues from milestone payments and royalties on licensed technologies. For the year ended December 31, 2022, we derived all of our therapeutics revenues from milestones achieved under the Servier License Agreement, milestones achieved under our agreement with Cytovia Therapeutics, revenues related to a change of control provision of a licensee pursuant to the terms of a license agreement with Cellectis, and royalties on licensed technologies. Our strategic licensing agreements may generate non-refundable upfront payments related to the licensing of rights to technology and research and development programs, milestone payments, research and development cost reimbursements and royalty payments.

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

Sales of Agriculture Product Sales

Historically, Calyxt sold soybean grain, oil, and meal. Calyxt recognized sales revenue at the point in time that title transferred to the customer, which was based on shipping terms. Sales included shipping and handling charges if billed to the customer and were reported net of trade promotion and other costs, including estimated allowances for returns, unsalable products, and prompt pay discounts. Sales, use, value-added, and other excise taxes were not recognized in revenue. Trade promotions were recorded based on estimated participation and performance levels for offered programs at the time of sale. Calyxt generally did not allow a right of return.

During 2021 and 2020, Calyxt sold soybean grain to a processor and subsequent to the sale they utilized Calyxt’s rented third-party storage facility to hold the grain until such time they requested it be delivered. Calyxt was responsible for all handling charges and delivery activities. In those instances, Calyxt recognized revenue from the sale of grain to the processor upon the transfer of the control of the grain, which was determined to be at the time of the issuance of the purchase order and assignment of warehouse receipts to the customer. Calyxt determined that the reason for the arrangement was substantive, in that the customer had requested the arrangement, the product was separately identified as belonging to the customer, the product was ready for physical transfer, and Calyxt did not have the ability to use the product or direct it to another customer. Calyxt concluded that any remaining performance obligations (e.g., for custodial services) were immaterial in relation to the contract. Calyxt concurrently accrued all estimated future storage, handling, and delivery costs associated with that sale. All arrangements of this nature were completed prior to December 31, 2021.

In certain transactions occurring in the third quarter of 2020, Calyxt sold grain to a processor with a commitment to provide consideration to the processor in exchange for the soybean meal resulting from the grain crushing activity. Calyxt determined the consideration payable to the processor was not in exchange for a distinct good or service, as the soybean meal was considered highly interrelated to the grain because they both possess Calyxt specific genetic traits, and the transactions were entered into in contemplation of one another, and therefore, were not considered to be distinct within the context of the contract. For these transactions, Calyxt recognized revenue from the sale of grain in the amount of the final net cash settlement with the processor, as the consideration payable to the processor was treated as a reduction of revenue.

Calyxt generated no revenues from the sale of agricultural products during the year ended December 31, 2022.

Changes Between Revenues and Costs

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

As Calyxt transitioned its business model, the composition of revenues and costs has evolved, with soybean-related revenues declining to zero, the negative gross profit margins experienced from sales of those products no longer occurring, and the significant working capital investment to support those activities also declining.

To the extent any revenue is generated under Calyxt’s current business model, such revenue would derive from product development activities for customers for both the BioFactory and agricultural production and technology licensing arrangements. Any such cash and revenue-generating opportunities associated with these activities would be expected to primarily arise from up-front and milestone payments, annual license fees, and royalties. If and when the BioFactory begins to produce products for customers, it is anticipated that such revenues would grow and surpass revenues from other sources.

During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Transactions. Accordingly, Calyxt has taken additional steps to streamline its operations and to reduce its operating expenses, while focusing on a limited scope of core projects. While these projects are important for Calyxt’s overall product development pipeline, none of these projects is expected to generate material revenue in the near term. While Calyxt continuously implemented cost reduction measures including not filling open positions throughout 2022, the principal impact of these actions affects results of operations beginning in early 2023 following the reduction in employees from 48 to 28, including attrition, in January 2023

Other Income

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

Research tax credit receivables as of December 31, 2022 include the accrual for a French research tax credit related to 2022 for $6.7 million and to previous periods for $7.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits for $0.8 million, which was collected in February 2022.

Operating Expenses

Our operating expenses consist primarily of cost of revenue, research and development expenses and selling, general and administrative expenses.

Cost of revenue

Cost of goods sold

Calyxt historically capitalized all grain and seed costs into inventory. Grain and risk management costs, net of the benefit from Calyxt’s seed activity, were capitalized to inventory and relieved to cost of goods sold as the high oleic soybean oil and high oleic soybean meal is sold. Any valuation adjustments to inventory were recognized as incurred. Cost of goods sold also included crush and refining losses that are expensed as incurred since they do not add to the value of the finished products. Since 2022, Calyxt cost of good sold are included in income (loss) from discontinued operations.

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

Our research and development efforts are focused on our existing product candidates, (i) UCART123 product candidate, which first entered into clinical trials in the United States in February 2017, (ii) UCART22 product candidate, which entered into clinical trial in the United States in November 2019, (iii) UCARTCS1 product candidate, which entered into clinical trial in the United States in October 2019, (iv) UCART20x22 product candidate evaluated in NATHALI-01 clinical study, the IND of which has been granted by the FDA in August 2022 and (v) other product candidates which are in the pre-clinical development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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

The amount of the research tax credit for which we are eligible depends on internal and external research and development expenditures. The calculation of eligible expenditures requires management to make judgments and estimates as to whether expenditures qualify as eligible research and development expenditures according to the French tax code (code général des impôts) and the relevant official guidelines, as the amount of tax credit granted is based on our claimed amounts of eligible expenditures.

We do not expect the impact of a potential discrepancy between the management calculation and the actual amount collected to have a material impact on our Consolidated Financial Statements.

•	Share-Based Compensation (Note 17)

We account for share-based compensation in accordance with IFRS 2 Share-based payment.

We use judgement to determine the fair value of share-based awards at the grant date. Fair value is estimated using the Black-Scholes valuation model for stock options valuation. The determination of the fair value using an option-pricing model is affected by assumptions and variables including the expected term, expected volatility, risk-free interest rates and expected dividends.

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

•	Provisions for risks and charges (Note 19)

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

•	Currrent financial assets (Note 12.1)

Financial assets are measured at fair value through profit or loss in accordance with IFRS 9. Considering the complexity of the valuation model for Level 3 instruments, we decided to engage an independent valuation expert to assist us on the valuation of such instruments based on the information shared by the management. The selected valuation models developed are based on Black-Scholes model for the equity payment of the instrument mixed with credit risk model for cash payment. Due to the nature of the instrument, the model is enriched to consider the economic and strategic vision of our management.

A.	Operating Results

Preliminary Note Regarding Calyxt

The Plants segment is carried out through Calyxt, in which we hold 49.1% (as of December 31, 2022) of all of its outstanding common stock. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus and certain other parties named therein, entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction.

Accordingly, Calyxt meets the “held-for-sale” criteria specified in IFRS 5 and qualifies as a discontinued operation in accordance with IFRS 5 for all periods presented.

The closing of the Calyxt Merger is expected in the second quarter of 2023.

Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2020*	2021*	2022

	($ in thousands)
Revenues and other income
Revenues	51,057	30,347	19,171
Other income	8,507	8,250	6,553

Total revenues and other income	59,564	38,597	25,725

Operating expenses
Cost of revenue	(1,951)	(1,844)	(1,772)
Research and development expenses	(77,048)	(117,840)	(97,501)
Selling, general and administrative expenses	(22,513)	(22,882)	(17,494)
Other operating income (expenses)	(363)	488	1,377

Operating income (loss)	(42,311)	(103,481)	(89,666)

Financial income	4,846	13,218	8,880
Financial expenses	(16,117)	(6,486)	(17,815)

Net Financial gain (loss)	(11,270)	6,731	(8,935)

Income tax	—	—	(87)
Income (loss) from continuing operations	(53,581)	(96,749)	(98,688)
Income (loss) from discontinued operations	(43,902)	(28,358)	(15,345)

Net income (loss)	(97,483)	(125,107)	(114,034)

Attributable to shareholders of Cellectis	(81,074)	(114,197)	(106,139)
Attributable to non-controlling interests	(16,409)	(10,910)	(7,894)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Revenues.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2021 vs 2020	2022 vs 2021
Collaboration agreements	48,823	29,971	18,230	-38.6%	-39.2%
Other revenues	2,234	376	941	-83.2%	150.6%
Revenues	51,057	30,347	19,171	-40.6%	-36.8%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease in revenues of $11.2 million or 36.8%, between the years ended December 31, 2021 and 2022 primarily reflects a decrease of revenue pursuant to our collaboration agreements. Recognition of revenues for the year ended December 31, 2022 mainly reflects (i) the recognition of a $15.8 million milestone payment from Servier in connection with the first patient dosed in the Allogene ALPHA2 Study, (ii) the recognition of two milestone payments pursuant to Cellectis’ agreement with Cytovia for an aggregate of $1.5 million and (iii) the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of a license agreement with Cellectis and the amendment to such license agreement (extension of its option term), compared to the amounts recognized in the year ended December 31, 2021 of $20.0 million related to a trade receivable obtained as consideration for a license granted to Cytovia and $10.0 million for Allogene milestones.

The decrease in revenues of $20.7 million or 40.6%, between the years ended December 31, 2020 and 2021 primarily reflects a decrease of revenue pursuant to our collaboration agreements of $18.9 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier, while revenue related to collaboration agreements for 2021 consists of the recognition of $20.0 million related to a trade receivable obtained as consideration for a license granted to Cytovia and $10.0 million for Allogene milestones.

Other income

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2021 vs 2020	2022 vs 2021
Research tax credit	8,433	8,239	6,546	-2.3%	-20.5%
Other income	74	11	7	n.a.	-37.6%
Other income	8,507	8,250	6,553	-3.0%	-20.6%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease of $1.7 million in other income between the year ended December 31, 2021 and 2022 reflects a decrease of $1.7 million in research tax credit, due to lower research and development purchases and external expenses that are eligible for the tax credit during the year ended December 31, 2022 compared to the same period in 2021.

The decrease in other income of $0.3 million between years ended December 31, 2020 and 2021 reflects a decrease of $0.2 million in research tax credits, due to lower research and development purchases and external expenses that are eligible for the tax credit during the year ended December 31, 2021 compared to the same period in 2020.

Cost of revenue

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2021 vs 2020	2022 vs 2021
Cost of goods sold
Royalty expenses	(1,951)	(1,844)	(1,772)	-5.5%	-3.9%
Cost of revenue	(1,951)	(1,844)	(1,772)	-5.5%	-3.9%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease in cost of revenues between years ended December 31, 2021 and 2022 is immaterial.

The decrease in cost of revenues between years ended December 31, 2020 and 2021 is immaterial.

Research and development expenses.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2021 vs 2020	2022 vs 2021
Personnel expenses	(33,001)	(49,210)	(42,610)	49.1%	-13.4%
Purchases, external expenses and other	(44,046)	(68,630)	(54,890)	55.8%	-20.0%
Research and development expenses	(77,047)	(117,840)	(97,501)	52.9%	-17.3%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the years ended December 31, 2021 and 2022, research and development expenses decreased by $20.4 million. Personnel expenses decreased by $6.6 million from $49.2 million in 2021 to $42.6 million in 2022 primarily due to a $0.9 million decrease in social charges on stock option due to the stock price diminution in 2022 and departures, as well as a $5.3 million decrease in non-cash stock-based compensation expense mainly related to 2022 departures. Purchases, external expenses and other decreased by $13.7 million (from $68.6 million in 2021 to $54.9 million in 2022) mainly explained by less consumables purchases and subcontracting expenses due to continuing internalization of our manufacturing activities to support our R&D pipeline.

Between the years ended December 31, 2020 and 2021, research and development expenses increased by $40.8 million. Personnel expenses increased by $16.2 million from $33.0 million in 2020 to $49.2 million in 2021 primarily due to a $12.8 million increase in wages and salaries, a $0.8 million increase in social charges on stock option mainly granted in March 2021, as well as a $2.6 million increase in non-cash stock-based compensation expense in relation with new grants at the end of 2020 and in 2021. Purchases, external expenses and other increased by $24.6 million (from $44.0 million in 2020 to $68.6 million in 2021) mainly explained by higher consumables purchases and subcontracting expenses due to patient recruitment ramp-up and increase in manufacturing activities to support our R&D pipeline.

Selling, general and administrative expenses.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2021 vs 2020	2022 vs 2021
Personnel expenses	(11,106)	(9,740)	(7,674)	-12.3%	-21.2%
Purchases, external expenses and other	(11,407)	(13,142)	(9,820)	15.2%	-25.3%
Selling, general and administrative expenses	(22,513)	(22,882)	(17,494)	1.6%	-23.5%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the years ended December 31, 2021 and 2022, selling, general and administrative expenses decreased by $5.4 million. Personnel expenses decreased by $2.1 million from $9.7 million in 2021 to $7.7 million in 2022 primarily due to a $1.6 million decrease in wages and salaries due to departures not replaced, and $0.3 million decrease in social charges on stock option due to the stock price diminution in 2022 and departures, as well as a $0.2 million decrease in non-cash stock-based compensation expense mainly related to 2022 departures. Purchases, external expenses and other decreased by $3.3 million (from $13.1 million in 2021 to $9.8 million in 2022) mainly explained by less subcontracting expenses due to reprioritization of activities.

Between the years ended December 31, 2020 and 2021, the slight increase in selling, general and administrative expenses of $0.4 million primarily reflects an increase of purchases, external expenses and other of $1.7 million from $11.4 million in 2020 to $13.1 million in 2021 partially offset by $1.1 million decrease in non-cash stock-based compensation expenses.

Other operating income and expenses.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2020 vs 2021	2021 vs 2022
Other operating income (expenses)	(363)	488	1,377	-234.4%	181.9%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The increase in other operating income between the years ended December 31, 2021 and 2022 amounted to $0.9 million and is mainly related to the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million.

The increase in other operating income between the years ended December 31, 2020 and 2021 amounted to $0.9 million and is mainly related to the reversal of provisions for bad debt. During the year ended December 31, 2021, other operating income and expenses primarily include a bad debt provision reversal for $0.5 million.

Financial income.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2020 vs 2021	2021 vs 2022
Financial income	4,846	13,218	8,880	172.7%	-32.8%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease in financial income of $4.3 million between the years ended December 31, 2021 and 2022 was mainly attributable to a decrease of the foreign exchange gain for $4.3 million (from a $11.9 million gain in 2021 to a $7.5 million gain in 2022).

The increase in financial income of $8.4 million between the years ended December 31, 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $8.8 million (from a $3.1 million gain in 2020 to a $11.9 million gain in 2021) and to the increase in other financial revenues for $0.3 million, partially offset by the decrease of interest received from financial investment of $0.7 million.

Financial expenses.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2020 vs 2021	2021 vs 2022
Financial expenses	(16,117)	(6,486)	(17,815)	-59.8%	174.7%

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The increase in financial expenses of $11.3 million between the years ended December 31, 2021 and 2022 was mainly attributable to Cytovia’s convertible note financial change in fair value for $12.1 million partially offset by a $0.6 million decrease in foreign exchange loss (from a $2.1 million loss in 2021 to a $1.5 million loss in 2022) and a decrease of $0.4 million in leases interest expenses.

The decrease in financial expenses of $9.6 million between the years ended December 31, 2020 and 2021 was mainly attributable to the $11.6 million decrease in foreign exchange loss (from a $13.7 million loss in 2020 to a $2.1 million loss in 2021), partially offset by the increase in financial expenses related to lease debt for $1.5 million, an increase interest expenses for $0.3 million and other immaterial variances for $0.2 million.

Income (loss) from discontinued operations

	For the year ended December 31,			% change	% change
($ in thousands)	2020	2021	2022	2021 vs 2020	2022 vs 2021
Income (loss) from discontinued operations	(43,902)	(28,358)	(15,345)	-35.4%	-45.9%

The $13.0 million decrease of net income loss from discontinued operations between the years ended December 31, 2021 and 2022 is primarily driven by (i) the decrease of $29.5 million of cost of revenue, (ii) the decrease of $4.4 million of R&D expenses (from $11.2 million in 2021 to $11.4 in 2022) and SG&A expenses (from $15 million in 2021 to $10.4 million in 2022) and (iii) the increase of $7.9 million of net financial gain partially offset by the $28.3 million decrease of revenue and other income.

Income tax.

	For the year ended December 31,			% change
($ in thousands)	2020*	2021*	2022	2021 vs 2020	2022 vs 2021
Income tax	0	0	(87)	—	—

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The income tax expense of the year ended December 31, 2022 amounting to $0.1 million corresponds to the cumulated income tax expense of Cellectis Inc. and Cellectis Biologics Inc., both entities filing a consolidated tax return.

Net Income / loss.

	For the year ended December 31,			% change	% change
($ in thousands)	2020	2021	2022	2020 vs 2021	2021 vs 2022
Net income (loss)	(97,483)	(125,107)	(114,034)	28.3%	-8.9%

Net income includes net income from discontinued operations.

The decrease in net loss of $11.1 million between the years ended December 31, 2021 and 2022 was mainly due to (i) a decrease of $17.0 million in purchases, external expenses and other, (ii) a decrease of $2.0 million in wages (iii) a $5.5 million decrease in non-cash stock-based compensation expense, (iv) a $1.2 million decrease in social charges on stock option grants expenses, (v) a $13.0 million decrease in net loss of discontinued operations, partially offset by (i) a $12.9 million decrease in revenues and other income and (ii) an increase of net financial loss of $15.7 million.

The increase in net loss of $27.6 million between the years ended December 31, 2020 and 2021 was mainly due to (i) a $21 million decrease in revenues and other income, (ii) an increase of $12.2 million in wages (iii) an increase of $26.3 million in purchases, external expenses and other, (iv) a $1.1 million increase in social charges on stock option grants expenses and (v) a $1.5 million increase in non-cash stock-based compensation expense, partially offset by (i) a $18 million increase in net financial gain, (ii) an increase of $0.9 million of other operating income and (iii) a $15.5 million decrease in net loss of discontinued operations.

Gain/Loss attributable to non-controlling interests.

	For the year ended December 31,			% change	% change
($ in thousands)	2020	2021	2022	2020 vs 2021	2021 vs 2022
Gain (loss) attributable to non-controlling interests	(16,409)	(10,910)	(7,894)	-33.5%	-27.6%

During the year ended December 31, 2022, we recorded $7.9 million in loss attributable to non-controlling interests. The decrease in net loss attributable to non-controlling interests of $3 million is a result of a decrease in Calyxt’s net loss partially offset by the diminution of Cellectis’s ownership interest in Calyxt.

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

In light of the proposed Calyxt Merger contemplated by the Merger Agreement, Calyxt meets the “held-for-sale” criteria specified in IFRS 5 and qualifies as a discontinued operation in accordance with IFRS 5.

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

There have been inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal services, human resources and communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided and there were no expenses incurred by Calyxt under the Management Services Agreement in 2022.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2020, 2021 and 2022:

Years Ended December 31, 2020, 2021 and 2022

	For the year ended December 31, 2020			For the year ended December 31, 2021			For the year ended December 31, 2022
($ in thousands)	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	22,892	51,057	73,949	26,946	30,347	57,293	157	19,171	19,328
External other income	—	8,507	8,507	1,528	8,250	9,778	—	6,553	6,553

External revenues and other income	22,892	59,564	82,456	28,475	38,597	67,071	157	25,725	25,881

Cost of revenue	(34,324)	(1,951)	(36,275)	(29,517)	(1,844)	(31,360)	—	(1,772)	(1,772)
Research and development expenses	(9,903)	(77,048)	(86,951)	(11,190)	(117,840)	(129,030)	(11,402)	(97,501)	(108,903)
Selling, general and administrative expenses	(21,688)	(22,513)	(44,201)	(14,987)	(22,882)	(37,869)	(10,354)	(17,494)	(27,849)
Other operating income and expenses	(103)	(363)	(466)	23	488	511	414	1,377	1,791

Total operating expenses	(66,018)	(101,875)	(167,893)	(55,671)	(142,077)	(197,748)	(21,343)	(115,390)	(136,733)

Operating income (loss) before tax	(43,126)	(42,311)	(85,437)	(27,196)	(103,481)	(130,677)	(21,186)	(89,666)	(110,852)

Net financial gain (loss)	(776)	(11,270)	(12,046)	(1,162)	6,731	5,570	5,840	(8,935)	(3,095)
Income Tax								(87)	(87)

Net income (loss) from discontinued operations	(43,902)		(43,902)	(28,358)		(28,358)	(15,345)		(15,345)

Net income (loss)	(43,902)	(53,581)	(97,483)	(28,358)	(96,749)	(125,107)	(15,345)	(98,689)	(114,034)

Non-controlling interests	16,409	—	16,409	10,910	—	10,910	7,894	—	7,894

Net income (loss) attributable to shareholders of Cellectis	(27,493)	(53,581)	(81,074)	(17,448)	(96,749)	(114,197)	(7,451)	(98,689)	(106,139)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	801	6,790	7,591	909	9,381	10,290	465	4,098	4,563
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,536	3,238	6,774	95	2,113	2,207	1,562	1,945	3,508

Adjustment of share-based compensation attributable to shareholders of Cellectis	4,337	10,028	14,365	1,004	11,493	12,497	2,027	6,043	8,071

Adjusted net income (loss) attributable to shareholders of Cellectis	(23,156)	(43,553)	(66,709)	(16,444)	(85,256)	(101,700)	(5,424)	(92,645)	(98,068)

Depreciation and amortization tangible and intangible assets	(1,869)	(7,950)	(9,819)	(1,208)	(6,371)	(7,579)	(1,086)	(10,577)	(11,663)
Additions to tangible and intangible assets	1,786	48,813	50,599	1,187	15,451	16,638	873	1,980	2,853

The total reportable segments include discontinued operations which is not presented in the Statement of income in accordance with IFRS 5 presentation.

Therapeutics segment—2021 vs. 2022

External revenues and other income in our Therapeutics segment decreased by $12.9 million, from $38.6 million for the year ended December 31, 2021, to $25.7 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in collaboration agreement revenues as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The decrease in total operating expenses of $26.6 million from the year ended December 31, 2021 to the year ended December 31, 2022 resulted primarily from (i) lower purchases, external expenses and other of $17.0 million and (ii) lower personnel expenses of $8.7 million mainly attributable to a decrease of $2.0 million in personnel wages and salaries, a decrease of $1.2 million in social charges on stock option grants, and a decrease of $5.5 million in non-cash stock-based compensation expenses and (iii) an increase of $0.9 million in other operating income

Operating loss before tax for our Therapeutics segment decreased by $13.7 million from year ended December 31, 2021 to the year ended December 31, 2022.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $7.4 million from year ended December 31, 2021 to year ended December 31, 2022.

Plants segment—2021 vs. 2022

External revenues and other income in our Plants segment decreased by $28.3 million from $28.5 million for the year ended December 31, 2021, to $0.2 million for the year ended December 31, 2022, driven by Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products at Calyxt pursuant to the Company’s previous business model.

The decrease in total operating expenses of $34.3 million from the year ended December 31, 2021 to the year ended December 31, 2022 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease in cost of revenue of $29.5 million and (ii) a decrease of $2.4 million in purchases, external expenses and other (iii) a decrease of $4.6 million in personnel wages and salaries mainly related to departures partially offset by (i) an increase of $2.5 million in non-cash stock-based compensation expenses mainly explained by the favorable impact in 2021 of the recapture of Calyxt’s CEO non-cash stock-based from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure and other reductions in personnel costs and professional fees,

Operating loss before tax for our Plants segment decreased by $6.0 million from the year ended December 31, 2021 to the year ended December 31, 2022.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $11.0 million from the year ended December 31, 2021 to the year ended December 31, 2022.

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

Liquidity management

As of December 31, 2022, excluding Calyxt, we had current financial assets and cash and cash equivalents of $97.7 million comprising cash and cash equivalents of $89.8 million and the Cytovia convertible note measured at its fair value of $7.9 million. Long term restricted cash amounts to $4.7 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $54.7 million as of December 31, 2022. Current financial assets denominated in U.S. Dollars amounted to $7.9 million as of December 31, 2022.

For Calyxt which is presented as an asset held for sale, as of December 31, 2022, we had current financial assets and cash and cash equivalents of $3.5 million comprising (i) cash and cash equivalents of $3.4 million and (ii) current financial assets of $0.1 million, which corresponds to current restricted cash.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2020, 2021 and 2022.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of December 31, 2022, are included in the figures presented below.

	For the year ended December 31,

	2020	2021	2022
	($ in thousands)
Net cash flows provided by (used in) operating activities	(80,262)	(104,562)	(87,444)
Net cash flows provided by (used in) investing activities	(54,342)	7,279	(2,761)
Net cash flows provided by (used in) financing activities	27,322	47,525	1,145

Total	(107,282)	(49,758)	(89,060)

Effect of exchange rate changes on cash	7,908	(5,754)	(3,360)

Year Ended December 31, 2022

Our net cash provided by operating activities is primarily attributable to net income for the period after adjusting for non-cash items of $63.1 million for the Therapeutics segment and $14.9 million for the Plants segment, an increase in tax credit receivable of $5.8 million, an increase in trade receivables of $3.2 million for the Therapeutics segment, a decrease in trade payables and other current liabilities of $4.3 for the Plants segment, partially offset by an increase in trade payables and other current liabilities of $3.2 million for the Therapeutics segment.

Our net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $2.4 million, and the remainder attributable to investing activity in the Plants segment for $0.9 million, partially offset by a $0.2 million decrease in deposits for the Therapeutics segment and a $0.4 million decrease in other current financial assets for the Plants segment.

Our net cash provided by financing activities reflects mainly the net proceeds of $10.5 million from Calyxt’s follow-on offering and proceeds under Calyxt’s ATM equity program, after $0.8 million transaction costs and the payment of $5.8 million received in respect of the 2021 research tax credit pre-financing, partially offset by the payments of lease debts for $12.8 million and of the “PGE” loan for $1.3 million, $0.6 million of transaction costs related to the Cellectis ATM program and the follow-on offering of Cellectis, each launched in 2023, as well as $0.4 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in New-York.

Year Ended December 31, 2021

The net cash flows used in operating activities are mainly due to Cellectis cash payments of $65.6 million to suppliers, wages and social expenses of $49.9 million, Calyxt operating payments net of receipts of $16.6 million, partially offset by $8.9 million of tax credit, the collection of two Allogene milestone payments for $10.0 million, $2.0 million of licensing revenue at Cellectis, and $5.7 million of taxes and others.

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

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

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

Based on the current operating plan, Cellectis (excluding Calyxt) anticipates that the cash, cash equivalents, and restricted cash of $94.5 million as of December 31, 2022 will fund its Therapeutic segment operations into the third quarter of 2024.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements), anticipated government funding of research programs, and our borrowing of €35.0 million under Tranche A and B of the Finance Contract. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

Sources of capital —Cellectis S.A.

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

EIB Finance Contract

On December 28, 2022, we entered into a Finance Contract with the EIB for up to €40.0 million in loans to support our research and development activities to advance its pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provides for funding in three tranches as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. References to our subsidiaries exclude Calyxt, Inc.

The disbursement of each Tranche is conditioned upon certain documentary conditions, including the execution of a warrant agreement with respect to the EIB Warrants (as defined below). Each Tranche is subject to additional specific conditions precedent. The disbursement of Tranche A is subject to, among other conditions, the issuance of the Tranche A Warrants (as defined below), the satisfaction of an arrangement fee obligation, and the satisfaction by a licensee of ours of a specified clinical milestone. The disbursement of Tranche B is subject to, among other conditions, the full drawdown of Tranche A, the issuance of the Tranche B Warrants (as defined below), the satisfaction of an arrangement fee obligation, the receipt by us of a cash injection subsequent to October 31, 2022 of an aggregate amount of at least €20.0 million through the issuance of new ordinary shares or other securities subordinated to the loans from the EIB under the Finance Contract, the receipt by us of an aggregate amount of at least €15.0 million subsequent to October 31, 2022 through upfront and milestone payments in connection with existing or new partnerships, at least two of our clinical trials actively recruiting, and no more than one of our clinical trials being subject to ongoing mandatory holds. The disbursement of Tranche C is subject to, among other conditions, the full drawdown of Tranche B, the issuance of the Tranche C Warrants (as defined below), the satisfaction of an arrangement fee obligation, the receipt by us of a cash injection subsequent to October 31, 2022 of an aggregate amount of at least €25.0 million through the issuance of new ordinary shares or other securities subordinated to the loans from the EIB under the Finance Contract, the receipt by us of an aggregate amount of at least €25.0 million subsequent to October 31, 2022 through upfront and milestone payments in connection with existing or new partnerships, at least two of our clinical trials actively recruiting (with either one in the context of a pivotal study or two in the context of an expansion phase study), and two or more of our clinical trials not being subject to ongoing mandatory holds. Any funds not disbursed within 36 months following the execution of the Finance Contract will be cancelled.

Borrowings under the Finance Contract will mature with respect to each Tranche six years from the respective disbursement date for such Tranche. Interest on each Tranche shall be paid in kind, shall be capitalized annually by increasing the principal amount of the respective Tranche, and shall accrue at a rate equal to (i) 8.0% per annum with respect to Tranche A, (ii) 7.0% per annum with respect to Tranche B, and (iii) 6.0% per annum with respect to Tranche C. Interest on any overdue amounts related to a Tranche shall be payable in cash and shall accrue from the due date through the actual payment of such overdue amount at an annual rate equal to the higher of the rate applicable to a relevant Tranche as noted above plus 2.0% and the one-month EURIBOR rate plus 2.0%.

In connection with the Finance Contract, we also agreed to enter into a warrant agreement with EIB with respect to the issuance of warrants to EIB in connection with, and as a condition to, the funding of each of Tranche (the “Tranche A Warrants,” Tranche B Warrants” and “Tranche C Warrants,” respectively to each Tranche, and collectively, the “EIB Warrants”). The Finance Contract includes certain preliminary and non-exhaustive terms of the EIB Warrants. The final EIB Warrant terms and conditions will be set forth in a definitive Warrant Agreement to be negotiated with EIB, and the preliminary terms and conditions described in this report are subject in all respects to such final terms and conditions as shall be negotiated in respect of the definitive Warrant Agreement. The number of warrants to be issued to EIB will be determined as follows: (i) with respect to Tranche A, an aggregate number of warrants equal to 20,000,000 divided by the product of the average price of the ordinary shares for the five trading days prior to issuance (the “5-Day AP”) multiplied by 3.5, up to a maximum number of warrants representing 5% of the outstanding ordinary shares at the time of disbursement of Tranche A; (ii) with respect to Tranche B, (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche B disbursement exceeds €42,500,000, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day

AP multiplied by four and (b) otherwise, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by 3.75; and (iii) with respect to Tranche C, (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche C disbursement exceeds €70,000,000, an aggregate number of warrants equal to 5,000,000 divided by product of the 5-Day AP multiplied by 4.75; and (b) otherwise, an aggregate number of warrants equal to 5,000,000 divided by the product of the 5-Day AP multiplied by 4.25. The EIB Warrants will have an exercise price per share equal to 99% of the weighted average price per share of Cellectis over the last 5 trading days prior to the issuance of the EIB Warrants. The warrant agreement shall include anti-dilution protections, which shall not apply in specified circumstances. The EIB Warrants will also include a put option, which shall be subject to a cap at one time the aggregate principal amount disbursed by the EIB pursuant to the Finance Contract at the time of exercise of the put option.

EIB may cancel any undisbursed amount under the Finance Contract upon the occurrence of, or any event or circumstance that would, with notice or the passage of time constitute, any event of default or mandatory prepayment event. In the event of such a cancellation by EIB prior to the expiration of a period of three years after disbursement of a relevant Tranche, we shall be required to pay a cancellation fee representing a low-single digit percentage of the cancelled amount.

Mandatory prepayment events include: (i) any reduction in the total cost of our R&D Activities such that the €40.0 million amount of the Finance Contract, together with certain other funds from the European Union, exceeds specified percentages of the aggregate cost of our R&D Activities, in which case the prepayment amount shall be the amount by which such limits are exceeded, together with accrued interest and all other accrued and outstanding amounts, (ii) any voluntary prepayment, in whole or in part, by us or its subsidiaries has occurred or is likely to occur of any indebtedness or other repayment obligation granted by a party other than EIB, in which case the prepayment amount shall be proportionate to the prepaid amount of such non-EIB indebtedness, together with accrued interest, (iii) any change of control of us or any change in law or regulation that would materially impair our or the guarantors’ ability to perform under the Finance Contract, in which case the prepayment amount shall be the full outstanding amount, together with accrued interest and all other accrued and outstanding amounts, and (iv) any event that renders performance under the Finance Contract unlawful, in which case the prepayment amount shall be the full outstanding amount, together with accrued interest and all other accrued and outstanding amounts, and the remaining undisbursed portion shall be cancelled. In addition, any Tranche may be voluntarily prepaid by us, in whole or in part, upon 30 days’ notice. Except in connection with a prepayment pursuant to clause (iii) or (iv), all prepayments prior to the expiration of a period of three years after disbursement of a relevant Tranche are subject to a prepayment fee representing a low single-digit percentage of the prepayment amount, which steps down at each anniversary of the applicable disbursement date.

The Finance Contract also includes customary events of default, including: payment defaults; defaults arising from the provision of incorrect, incomplete or misleading representations to the EIB; cross defaults resulting in acceleration or cancellation of any other loan or obligation; cross defaults with respect to any other obligation granted by EIB or the European Union; the occurrence of any material adverse change; any EIB Warrants ceasing to be in full force and effect (other than as a result of exercise), and certain bankruptcy and insolvency events of default. Upon the occurrence of an event of default, EIB may demand immediate repayment by us of all or part of the outstanding funds, together with accrued interest, and all other accrued or outstanding amounts under the Finance Contract.

In connection with the Finance Contract, we agreed to certain customary affirmative and negative undertakings. The negative undertakings include: restrictions on dispositions of assets by us and our subsidiaries, restrictions on changes to the general nature of our business, restrictions on us and our subsidiaries engaging in mergers and other restructuring transactions, restrictions on certain ownership changes with respect to subsidiaries, restrictions on us and our subsidiaries engaging in acquisitions or making investments, restrictions on us and our subsidiaries incurring additional indebtedness or guarantees, restrictions on the making of intercompany loans, restrictions on us and our subsidiaries engaging in certain hedging or derivative transactions, restrictions on us and our subsidiaries making specified restricted payments including dividends and share repurchases, restrictions on us and our subsidiaries becoming creditors in respect of certain indebtedness, and restrictions on the incurrence of security over any of our or our subsidiaries’ assets. In addition, we granted EIB most favored nation rights with respect to any obligation, clause or undertaking, whether positive or negative (including, without limitation, events of default, mandatory prepayment events, a loss-of-rating clause or financial covenants) included in any other financing agreement (excluding underwriting agreements in connection with securities offerings). We also granted certain information and inspection rights to the EIB in connection with the Finance Contract. The Finance Contract contains certain customary representations and warranties by us and is governed by French law.

As of December 31, 2022, the EIB Finance Contract was undrawn.

ATM Program

On January 4, 2023, we entered into an amendment to the Sales Agreement, dated as of March 29, 2021, with Jefferies LLC with respect to an equity offering program under which we may offer and sell ADS having an aggregate offering price of up to $60.0 million from time to time following January 4, 2023, through Jefferies as our sales agent. As of the date of this Annual Report, we have not sold any ADS under the amended program subsequent to such date.

Follow-Offering

On February 7, 2023, Cellectis has announced launch of a follow-on offering of $22 million of its ADS. Jefferies LLC and Barclays Capital Inc. (the “Underwriters”) acted as joint book-running managers for the Global Offering. Pricing occurred on February 2, 2023, at $2.50 per ADS for 8,800,800 ADSs to be issued. Bpifrance Participations, Baillie Gifford & Co. and Long Focus Capital Management LLC, existing shareholders of the Company, were allocated in the aggregate more than half of the ADS sold in the global offering. On February 7, 2023, Cellectis has announced the exercise by the underwriters, Jefferies LLC and Barclays Capital Inc., of their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs (the “Additional ADSs”). As a consequence, the total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 for the base offering plus the Option exercise bringing the gross proceed to $24.8 million. The aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses, amounted to approximately $22.8 million.

Cellectis’ Contractual Obligations and Commitments

As of December 31, 2022, Cellectis had the following contractual obligations:

As of December 31, 2022	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	71,984	10,867	20,801	15,718	24,597
License and collaboration agreements	15,330	1,450	2,900	2,900	8,080
Clinical & Research and Development agreements	344	344	—	—	—
IT licensing agreements	618	485	133	—	—
State Guaranteed loan « PGE »	18,484	4,915	9,874	3,695	—

Total contractual obligations	106,759	18,060	33,708	22,313	32,677

Cellectis’ short-term and long-term material requirements are reflected in the table above and mainly relate to:

•

Lease agreements regarding Cellectis’ corporate headquarter in Paris, France, its administrative and research and development facility in New York, New York, and its manufacturing facilities in Paris, France, and Raleigh, North Carolina, as well as leased equipment for $72.0 million, of which $10.9 million are payable in 2023.

•

License and collaboration agreements with third parties that subject the Company to certain fixed license fees, as well as fees based on future events, such as research and sales milestones for $15.3 million, of which $1.5 million are payable in 2023.

•	Clinical and research agreements for $0.3 million, payable in 2023.

•	IT licensing agreements for $0.6 million, of which $0.5 million are payable in 2023.

•	A state Guaranteed loan “PGE” of $18.5 million, of which $4.9 million are payable in 2023.

An analysis as to Cellectis’ ability to meet these requirements is provided under the caption “Operating capital requirements – Cellectis S.A.”, discussed above

Operating capital requirements—Calyxt, Inc.

Calyxt has incurred losses since its inception and its net loss was $16.9 million for the year ended December 31, 2022, and it used $19.4 million of cash for operating activities for the year ended December 31, 2022.

Calyxt’ primary sources of liquidity are its cash and cash equivalents. As of December 31, 2022, Calyxt had $3.5 million of cash, cash equivalents, and restricted cash. Calyxt’s restricted cash balances are cash and cash equivalents deposited in an amount equal to future equipment rent payments, as required under its equipment lease facility. Calyxt may request the return of excess restricted cash collateral annually in December. Calyxt’s restricted cash was $0.1 million as of December 31, 2022. Current liabilities were $1.7 million as of December 31, 2022. Calyxt’s current cash, cash equivalents, and restricted cash is sufficient to cover all of its current liabilities as of December 31, 2022.

Calyxt’s liquidity funds its non-discretionary cash requirements and its discretionary spending. Prior to the wind-down of Calyxt’s soybean go-to-market strategy, working capital was its principal non-discretionary funding requirement. In addition, Calyxt has contractual obligations related to recurring business operations, primarily related to lease payments for its headquarters and laboratory facilities. Calyxt’s principal discretionary cash spending is for capital expenditures, short-term working capital payments, and professional and other transaction-related expenses incurred as Calyxt pursues additional financing and evaluates potential alternative transactions.

Calyxt has incurred losses since its inception. If the Calyxt Merger is not consummated for any reason, Calyxt may decide to dissolve and liquidate its assets. In such a circumstance, Calyxt would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. In light of Calyxt’s current capital resources, it is highly unlikely, in this case, that substantial resources, if any, would be available for distributions to stockholders.

To the extent the Calyxt Merger is not consummated for any reason and Calyxt is not liquidated and dissolved, it anticipates that it will continue to generate losses for the next several years or until such time as an alternative strategic transaction is consummated.

In the less likely scenario in which Calyxt seeks to continue to operate its business and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it would seek to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and near-term additional capital may not be available on reasonable terms, if at all.

Calyxt faces uncertainty regarding the adequacy of its capital resources and presently has limited access to additional financing and expects to rely upon the Interim Funding described below in order to continue operations through the consummation of the Calyxt Merger.

Calyxt believes its cash, cash equivalents, and restricted cash as of December 31, 2022, considering continuing actions taken to reduce its operating expenses to enable the proposed Calyxt Merger to close, $0.75 million received by Calyxt in the fourth quarter of 2022 in connection with a legal settlement, and the availability of the Interim Funding are sufficient to fund its operations through the second quarter of 2023. Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern for a period of 12 months or more from the date of this filing.

In light of Calyxt’s current liquidity challenges and capital resource constraints, Calyxt’s management has implemented cost reduction and other cash-focused measures to manage liquidity, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers. During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has further streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Calyxt Merger. Accordingly, Calyxt has taken additional steps to reduce its operating expenses and has focused its continuing operations on scaling production of its Plant Cell Matrix™ platform with its manufacturing partner, licensing efforts with respect to its PlantSpring™ technology and plant traits and continuing to progress its three key customer projects.

If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms or to consummate the Calyxt Merger, Calyxt may have to implement increasingly stringent cost saving measures and significantly delay, scale back, or cease operations, in part or in full. If Calyxt decided to cease operations and dissolve and liquidate its assets, it is unclear to what extent Calyxt would be able to pay its existing obligations. In such a circumstance and in light of Calyxt’s current capital resources position, it is unlikely that substantial resources would be available for distributions to stockholders.

Sources of capital —Calyxt

In an offering in February 2022, Calyxt issued 3,880,000 shares of its common stock, Pre-Funded Warrants to purchase up to 3,880,000 shares of its common stock, and Common Warrants to purchase up to 7,760,000 shares of its common stock. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

Calyxt has an effective shelf registration on Form S-3 on file with the SEC and additional capital is accessible from the capital markets, including pursuant to its ATM facility. However, amounts available under the shelf registration statement, including the ATM facility, are significantly limited because Calyxt’s public float is less than $75,000,000. Under to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules, for so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules.

In connection with the Calyxt Merger, beginning at the earlier of March 15, 2023 or the date Calyxt’s unrestricted cash balance first drops below $1,500,000, Calyxt can request, and Cibus has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus elects to extend the outside date to June 30, 2023. Funds can be drawn by Calyxt in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with certain negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the closing of the Calyxt Merger, if consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus if the Merger Agreement is terminated for any reason other than certain under certain conditions, as detailed in the Merger Agreement. The Interim Funding is subject to acceleration in connection with certain bankruptcy events.

While alternative public and private transaction structures may be available to Calyxt, these would require additional time and cost, may result in fixed payment obligations, may result in substantial dilution to existing stockholders, particularly in light of Calyxt’s current stock price, may impose operational restrictions on Calyxt, may grant holders rights senior to those of Calyxt’s shares of common stock, and may not be available on attractive terms. Further, during the pendency of the Calyxt Merger, any such transactions could only be entered into with the consent of Cibus. Accordingly, although Calyxt continuously assesses market conditions and available financing alternatives, in light of Calyxt’s current stock price, the restrictions imposed by the Merger Agreement and the availability of the Interim Funding, Calyxt does not anticipate any additional third-party funding prior to the consummation of the Calyxt Merger.

Calyxt’s Contractual Obligations and Commitments

As of December 31, 2022, Calyxt had the following contractual obligations:

•

Liability for minimum lease payments for its corporate headquarters and laboratory facilities and equipment leases due within the next five years represents an aggregate amount of $7.5 million, of which $1.5 million is payable in 2023; above five years the amount is $17.0 million.

Sale-Leaseback of Headquarters and Lab Facility

In September 2017, Calyxt consummated a sale-leaseback transaction with a third party for its corporate headquarters and laboratory facilities in Roseville, Minnesota, which encompasses approximately 44,000 square feet including office and lab space, the first pilot BioFactory production system, greenhouses, and outdoor research plots. Calyxt is deemed the owner for accounting purposes. The lease has a term of twenty years with four options to extend its term for five years each subject to there being no default under the lease terms beyond any cure period and Calyxt occupying the property at the time of extension. In 2017, Calyxt received $7.0 million in connection with the sale of the land and uncompleted facility.

The lease commenced in May 2018. Under the lease, Calyxt pays an annual base rent of eight percent of the total project cost with scheduled increases in rent of 7.5 percent on the sixth, eleventh, and sixteenth anniversaries of the start of the lease commencement as well as on the first day of each renewal term. Currently, Calyxt pays an annual base rent of $1.4 million. The first increase will occur during 2023.

Calyxt is also responsible for all operating costs and expenses associated with the property. If the landlord decides to sell the property, Calyxt has a right of first refusal to purchase the property on the same terms offered to any third party.

Concurrent with entering the lease, Cellectis guaranteed the lease agreement for Calyxt’s headquarters. However, Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of Calyxt’s outstanding common stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

Prior to 2022, this lease was considered a failed sale leaseback based on the nature of the transactions and was reported as a financing-type lease. This lease is now considered an operating lease.

Sale-Leaseback of Equipment

Calyxt also has an equipment financing arrangement that is considered a financing-type lease which matures in 2023. Calyxt was required to deposit cash into a restricted account in an amount equal to the future rent payments required by the lease. As of December 31, 2022, this restricted cash totaled $0.1 million, and will be returned following the payoff of the lease obligations in 2023.

C.	Research and Development, Patents and Licenses, etc.

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2022, we had 217 employees engaged in research and development activities of which 187 are Cellectis employees and 30 are Calyxt employees. In the years ended December 31, 2020, 2021 and 2022 we spent $87.0 million, $129.0 million and $109.5 million respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.	Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 14, 2023.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	58	Director, Chief Executive Officer and Co-Founder
Mark Frattini, MD	57	Chief Medical Officer
Steven Doares, Ph.D.	63	Senior Vice President of US Manufacturing
Philippe Duchateau, Ph.D.	60	Chief Scientific Officer
Kyung Nam-Wortman	53	Chief Human Resources Officer
Stephan Reynier	53	Chief Regulatory & Pharmaceutical Compliance Officer
David Sourdive, Ph.D.	56	Director, Deputy Chief Executive Officer, Executive Vice President, CMC and Manufacturing

Arthur Stril	34	Chief Business Officer
Marie-Bleuenn Terrier	41	General Counsel
Bing Wang, Ph.D.	46	Chief Financial Officer

Non-Employee Directors:
Jean-Pierre Garnier, Ph.D.	74	Chairman of the Board and Director
Laurent Arthaud	60	Director
Pierre Bastid	68	Director
Rainer Boehm	62	Director
Hervé Hoppenot	63	Director
Axel-Sven Malkomes	56	Director
Annick Schwebig, M.D.	72	Director
Donald A. Bergstrom	51	Director

Executive Officers

André Choulika, Ph.D., is one of the founders of Cellectis and served as Chief Executive Officer since the Company’s inception in 1999. He served as Chairman of our board of directors from 2011 to November 2020 and Chairman of the board of directors of Calyxt from August 2010 to July 2020. He is CEO and Chairman of Cellectis, Inc. since December 2014 and Cellectis Biologics, Inc. since January 2019. From 1997 to 1999, Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was one of the inventors of nuclease-based genome editing technologies and a pioneer in the analysis and use of meganucleases to modify complex genomes. After receiving his Ph.D. in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. His management training is from the HEC (Challenge +). Since June 2019, Dr. Choulika served at the board of directors of Institut Pasteur. André Choulika was awarded Chevalier of the Légion d’Honneur in France.

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

Mark Frattini, M.D., Ph.D., joined Cellectis in August 2020. He serves as Chief Medical Officer since September 2022. Prior to that date, Dr. Frattini served as Senior Vice President of Clinical Sciences since August 2022. Prior joining Cellectis, Dr. Frattini was Executive Medical Director, Program Lead, Global Research and Development at Celgene. Before joining Celgene, Dr. Frattini spent over 16 years as a physician-scientist specialized in hematology malignancies at Memorial Sloan-Kettering Cancer Center and Columbia University where he was a member of the adult leukemia service and the Experimental Therapeutics Center at both institutions. From 2013 to 2018, Dr. Frattini served as the Director of Research for Hematology Malignancies at Columbia University. Dr. Frattini holds a M.D. and Ph.D. in Biochemistry and Molecular Biology from the University of Chicago and received his Internal Medicine residency and Medical Oncology fellowship training at Johns Hopkins Hospital.

Kyung Nam-Wortman, joined Cellectis in November 2020 as Executive Vice President, Chief Human Resources Officer. Before joining Cellectis, Ms. Nam-Wortman was Senior Vice President, Head of Human Resources, Head of Information Technology, Facilities and Internal Communications at Achillion (recently acquired by Alexion in January 2020) since October 2014. Prior to her tenure at Achillion, Ms. Nam-Wortman was Vice President and Head of Global Talent and Organization Capability at Zoetis, where she supported the spin-off of Pfizer’s animal health business unit through its IPO and was responsible for the stand up of Zoetis’ global talent management function to support the company’s growth worldwide. She also held various human resource leadership roles for Pfizer’s business units, divisions, and functions with regional and global accountabilities. In addition to her experience in biotech/biopharma, Ms. Nam-Wortman has 14 years of experience in the consulting industry focused on strategic and organization change management from Delta Consulting Group and IBM. She received her bachelor’s degree in marketing from New York University Stern School of Business and MS in human resources management / organization development from the New School of Social Research.

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

David Sourdive, Ph.D., is a co-founder of Cellectis and has held the position of Executive Vice President, Technical Operations since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. Since February 2014, Dr. Sourdive also has served on the board of directors of Mediterranean Institute for Life Sciences (MEDILS). Since September 2019, he has served on the Board of Exeliom S.A.S., since February 2021, he has served on the board of directors of Cell-Easy S.A.S, and since April 2021 he served on the board of directors of Mablink SAS. From December 2018 to December 2021, he has served on the board of directors of Enobraq SAS. From October 2017 to May 2020, Dr. Sourdive has served on the Board of Omics SAS. From June 2015 to December 2019, he has served on the board of directors of Eukarÿs SAS. He previously served on the boards of directors of Cellectis AB, Medicen Paris Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +).

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

Marie-Bleuenn Terrier joined Cellectis as Legal Counsel in 2008, and was appointed General Counsel in 2013. Prior to joining Cellectis, she worked as Legal Counsel for Pfizer from 2004 to 2006, and for Boehringer-Ingelheim from 2006 to 2008. Marie-Bleuenn Terrier has also served as Secretary of our board of directors since 2015. From July 2020 to September 2022, Mrs. Terrier served as president of Standing Ovation S.A.S. She holds a Master’s degree in Law from the Panthéon La Sorbonne University in Paris.

Bing Wang, Ph.D. joined Cellectis in February 2022 as Chief Financial Officer. Before joining Cellectis, from March 2016 to December 2021, Mr. Wang was chief executive officer and director of Refuge Biotechnologies, Inc., a private cell immuno-oncology biotechnology company co-founded by him. Mr. Wang holds approximatively 12% of the share capital of Refuge Biotechnologies. Prior to his tenure at Refuge Biotechnologies, Inc., Mr. Wang was director of healthcare investment banking at Barclays Capital, Inc. and served on the board of director of KPB Biosciences from August 2017 to October 2018. Since April 2019, he served on the advisory board of the Healthcare and Pharmaceutical Management Program at Columbia Business School. Mr. Wang holds a Bachelor of Science in Applied Physics from Columbia University and Ph.D. in Electrical Engineering from Princeton University, and a MBA from Columbia Business School.

Non-employee Directors

Jean-Pierre Garnier, M.D., has served as a member and Chairman of our board of directors since November 2020. Since 2019, he served as lead director of the board of directors of Carrier Global Corp., a public company. From 2015 to 2022, Dr. Garnier has served as director of the board of directors of Radius Therapuetic, and from 2018 to 2022, he has served as chairman of the board of directors of Carmat, a public company based in France. From 2018 to 2020, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company, sold for $30 billion to Johnson & Johnson. From 2008 to 2010, Dr. Garnier served as Chief Executive Officer of Pierre Fabre, from 2000 to 2008 he served as Chief Executive Officer and Executive Member of the Board of Directors of GlaxoSmithKline plc, and in 2000, he was Chief Executive Officer of SmithKline Beecham plc. Dr. Garnier has served as board member of Renault S.A., from 2008 to 2016, United Technologies Corporation from 1997 to 2019, and Max Planck Institute from 2013 to 2019. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar. He was recently promoted from Chevalier to Officier de la Légion d’Honneur of France.

Laurent Arthaud has served as a member of our board of directors since October 28, 2011. Mr. Arthaud is the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Kurma Life Sciences Partners, Sparingvision, a public company based in France, Aledia, Ribogenics, Inc., Enyo Pharma and Argobio. Since July 2020, Mr. Arthaud served at the board of directors of Calyxt, serving as a director designated by Cellectis. He previously served at the Calyxt’s board of directors from July 2017 to May 2019. He served on the board of directors of TxCell from 2012 to 2018, on the board of directors of Adocia from 2009 to 2022. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique.

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

Rainer Boehm has served as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is the founder and owner of Rainer Boehm GmbH and is currently serving on the board of directors of Humanigen, Inc. since February 2018, BioCopy AG since February 2020, since January 2022, Berlin Cure AG, and since September 2022, Omega Therapeutics. From July 2018 to 2022, Mr. Boehm served at the board of directors of Nordic Nanoverctor SA. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. At Novartis, he led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma from 2010 to 2017, as well as ad interm CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.

Hervé Hoppenot has served as a member of Cellectis’ board of directors since 2017. He served as President and Chief Executive Officer of Incyte Corporation since 2014, and was appointed Chairman of the Board of Directors in 2015. Incyte is one of the fastest growing biopharmaceutical companies in the U.S. Since November 2021, Mr. Hoppenot served as director on the board of directors of NPower. Prior to joining Incyte, Mr. Hoppenot was the President of Novartis Oncology, which included $11 billion in global sales, the largest oncology pipeline in the industry and 8000 employees in 50 countries. Prior to joining Novartis in 2003, Mr. Hoppenot started his career in 1983 with Rhone Poulenc, later known as Aventis, where he served in several senior roles of increasing responsibility, including Vice President of Oncology and Head of the US Oncology business unit. He and his family are dual citizens of France and the United States, having moved to the U.S. in 1991.

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

Donald A. Bergstrom, M.D., Ph.D., has served as a member of our board of directors since June 2022, after having served as observer of our board of directors since November 2021. Dr. Bergstrom, currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a public clinical-stage precision medicines company. Prior to his tenure at Relay Therapeutics, from January 2014 to March 2018, Dr. Bergstrom was Chief Medical Officer at Mersana Therapeutics, where he led the advancement of two products based on Mersana’s proprietary antibody-drug conjugate platform through non-clinical development and into Phase 1 clinical trials. Prior to Mersana, he was Global Head of Translational and Experimental Medicine at Sanofi Oncology. At Sanofi, Dr. Bergstrom held roles of increasing responsibility at Merck Research Laboratories, culminating in his role as Oncology Franchise Lead, Experimental Medicine. Since April 2021, Dr. Bergstrom served on the Board of Directors at Fusion Pharmaceuticals, a public biotechnologies company. Dr. Bergstrom holds an M.D. from the University of Washington, Seattle, and a Ph.D. from the Fred Hutchinson Cancer Research Center, where he also completed his post-doctoral training. He was a resident in clinical pathology at the University of Washington.

Axel-Sven Malkomes has served as a member of our board of directors since June 2012. Mr. Malkomes currently serves as chief financial officer of Cardior Pharmaceuticals GmbH, a biopharmaceutical company based in Germany. Prior to joining Cardior Pharmaceuticals GmbH, Mr. Malkomes was Chief Financial Officer and Chief Business Officer at Medigene AG until March 31, 2022. Prior to his tenure at Medigene, he served as Vice Chairman and Managing Director of the Life Sciences Practice for Barclays plc, in Europe.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	10

	Female	Male	Non- Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

While there are no family relationships among any of our executive officers or directors, Dr. Choulika and Ms. Terrier are domestic partners.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2022, was $5.6 million. For the year ended December 31, 2022, 596,365 stock options with an exercise price of €4.41 per ordinary share, 35,000 stock options with and exercise price of €3.48 per ordinary share, and 70,000 stock options with and exercise price of €2.34 per ordinary share were issued to executive officers as compensation under the 2021 Stock Option Plan and the 2022 Stock Option Plan and 174,900 free shares were issued to executive officers as compensation under the 2021 Free Shares Plan and the 2022 Free Shares Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $49,003 for the year ended December 31, 2022.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of- pocket expenses*	Equity awards granted in 2022
A. Choulika	744,016	—	—	165,000 SO 35,000 free shares
D. Sourdive	528,920	—	—	45,000 SO 9,500 free shares
J.P. Garnier	—	94,851	32,590	44,165 SO
L. Arthaud	—	—	—	—
P. Bastid	—	98,803	—	—
R. Boehm	—	86,947	633	—
D. Bergstrom	—	105,683	—	—
H. Hoppenot	—	96,168	5,580	—
A. Schwebig	—	94,851	—	—
A-S Malkomes	—	88,264	—	—

*	The conversation rate used is the average rate of the period

Service Agreements

Mr. Godard, a former member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy, especially in the field of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2020 and 2021 amounted to $58 thousand and $71 thousand respectively. No balances were outstanding at the end of each of the fiscal years. The service agreement was not renewed in 2022, no compensation was paid for those services in the year ended December 31, 2022.

Change of Control Benefits

We seek to balance the potential costs of change of control provisions with the costs that would arise from fear of job loss and other distractions that may result from potential, rumored or actual changes of control.

As a result, after careful evaluation of the implications and economics of a change of control plan, on September 4, 2014, our board of directors adopted a change of control plan, which was amended by our board of directors on December 11, 2014 applicable to certain of our executive officers and several of our senior employees, as implemented by change of control agreements or amendments to an existing agreement. On March 4, 2020 and November 5, 2020, our board of directors decided to extend the benefits of the change of control plan adopted in 2014 to also cover any members of the Cellectis executive committee not already covered by the plan adopted in 2014. On September 15, 2022, our board of directors amended the change of control plan applicable to all our executive officers including future executive officers.

Accordingly, as of the date of this Annual Report, the change of control plan applies with respect to each member of the executive committee of Cellectis: Dr. Choulika (Chief Executive Officer, and Director), Dr. Mark Frattini (Chief Medical Officer), Dr. Steve Doares (Senior Vice President, US Manufacturing and Site Head), Dr. Phillippe Duchateau (Chief Scientific Officer), Ms. Kyung Nam-Wortman (Executive Vice President, Chief

Human Resources Officer), Mr. Stephan Reynier (Chief Regulatory and Compliance Officer), Dr. David Sourdive (Executive Vice President CMC and Manufacturing, and Director), Mr. Arthur Stril (Chief Business Officer), Dr. Bing Wang (Chief Financial Officer), and Ms. Marie-Bleuenn Terrier (General Counsel). The change of control plan also applies to Ms. Delphine Jay (Human Resources Director), and Dr. Laurent Poirot (Senior Vice President Immunology).

Pursuant to the amended change of control plan applicable to our executive officers, a severance package shall be paid if, within the 24-month period following a change of control of Cellectis S.A., one of the following triggering event occurs, in each case without the agreement of such executive officer:

•	termination (including by non-renewal) of such person’s employment other than for gross misconduct (faute lourde); or

•	for the U.S. executive officers: relocation of more than 50 miles from the initial place of employment, or material reduction of such U.S. executive’s duties, responsibilities or cash compensation; or

•	for the French executive officers: relocation of the initial place of employment outside of Ile de France.

Pursuant to the change of control plan applicable to certain of our senior managers (i.e. Mrs Delphine Jay and Mr. Laurent Poirot), a severance package shall be paid if, within the 36-month period following a change of control of Cellectis S.A., the following triggering event occurs, without the agreement of such employee: termination (including by non-renewal) of such person’s employment other than for gross misconduct (faute lourde).

Under the change of control plan, the severance package shall be equal to 24 months of compensation increased by an amount equal to the annual performance bonus to which the senior managers or executive officers concerned may be entitled for the year of their departure (or for Dr. Choulika only, two times such target bonus), or, in the absence of such a target bonus, 1.5 times the last annual bonus paid to them during the 12 months prior to their departure. The US executive officers are also eligible for 12 months medical benefits.

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

As of December 31, 2022, 896,225 non-employee warrants exercisable for an aggregate of 896,225 ordinary shares at a weighted average exercise price of €27.18 per share, were outstanding, all of which are held by certain of our directors and some of our consultants and exercisable at the date hereof.

Free Shares

Under our 2012, 2013, 2014, 2015, 2018, Second 2018, 2021 and 2022 Free Share Plans, or collectively the Free Shares Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2022 Free Share Plan, was adopted by our board of directors on September 15, 2022 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 28, 2022.

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

Pursuant to the shareholders authorization dated June 28, 2022, the maximum aggregate number of ordinary shares, which may be issued is 2,274,216, provided that our board of directors may decide of new grant of free shares only under our current 2022 Free Share Plan and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 2,274,216. As of the date of this Annual Report, 411,120 ordinary shares remain available for issuance under the 2022 Free Share Plan and 2022 Stock Option Plan.

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

For the 2021 and 2022 Free Share Plans, our shareholders have determined that the vesting period must be at least three years from the date of grant with no holding period applicable, and that the vesting of free shares granted to our corporate officer and members of our executive committee are subject to performance conditions.

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

Stock Options

Under our 2015, 2016, 2017, 2018, 2021 and 2022 Stock Options Plans, or collectively the Stock Options Plans, we have granted stock options to certain of our employees and officers. Our current plan, the 2022 Stock Option Plan, was adopted by our board of directors on September 15, 2022 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 28, 2022.

The Stock Options Plans follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option shall be at least equal to the highest closing price of a share of the Company on Euronext Growth or Nasdaq prior to the date of grant, without in any event be less than ninety-five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of our board of directors decision to grant the options.

Pursuant to the shareholders authorization dated June 28, 2022, the maximum aggregate number of ordinary shares, which may be is 2,274,216, provided that our board of directors may decide of new grant of options only under our current 2022 Stock Option Plan, and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 2,274,216. Incentive Stock Options and Non-qualified stock options may be granted under the Stock Option Plans, except for the 2021 and 2022 Stock Options under which only Non-Qualified stock options are available. As of the date of this Annual Report 411,120 ordinary shares remain available for issuance under the 2022 Stock Option Plan and 2022 Free Share Plan.

For the 2021 and 2022 Stock Options Plans, our shareholders have determined that the vesting period must be at least three years from the date of grant, and that the vesting of stock options granted to our corporate officer and members of our executive committee are subject to performance conditions.

Stock Options may be granted to any individual employed by us or by any affiliated company. Stock Options may also be granted to our Chairman, our general manager and to our deputy general managers. No stock options may be granted to a beneficiary holding more that 10% of our share capital.

Our board of directors has the authority to administer and interpret the Stock Option Plans. Subject to the terms of the Stock Option Plans, our board of directors determines the recipients, the dates of grant, the exercise price of the stock options, the number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting period. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the Stock Option Plans will generally be 10 years from the date of grant. Further, Stock Options will generally terminate on the earlier of when the beneficiary ceases to be an employee or the Company or upon certain transactions involving the Company. Under the 2015, 2016, 2018, 2021 and 2022 Stock Options Plans, in the event of a voluntary retirement of the beneficiary, the beneficiary will continue to benefit from the options which may be exercised according to the vesting schedule decided by the board during the grant of the corresponding options until their expiration date.

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

During the year ended December 31, 2022:

Cellectis S.A.

•	700 free shares have been granted to a new employee in January 2022 under the 2021 Free Share Plan and are under a vesting period of three years;

•	1,300 stock options have been granted a new employee in January 2022 under the 2021 Stock Option Plan and are under a vesting period of four years;

•

274,551 free shares have been granted in March 2022 under the 2021 Free Share Plan. These free shares have been granted to a large number of our employees and officers, of which 136,900 free shares have been granted to our officers. The vesting period of the free shares granted to our employees is three years and to officers (except for our current chief medical officer who was not officer at the date of grant) is over three years and is subject to performance conditions;

•

709,204 stock options have been granted in March 2022 under the 2021 Stock Option Plan. These stock option have been granted to a certain number of employees and officers, of which 596,365 to our officers. The vesting period of the stock options granted to our employees is four years, and to our officers (except for our current chief medical officer who was not officer at the date of grant) is over three years and is subject to performance conditions;

•	1,900 free shares have been granted to a new employee in March 2022 under the 2021 Free Share Plan and are under a vesting period of three years;

•	3,400 stock options have been granted a new employee in March 2022 under the 2021 Stock Option Plan and are under a vesting period of four years;

•

44,659 free shares have been granted to certain employees and officers in May 2022 under the 2021 Free Share Plan, of which 8,000 to certain of our officers. The vesting period of the free shares granted to our employees is four years, and to our officers is over three years and is subject to performance conditions;

•

42,580 stock options have been granted to certain employees and officers in May 2022 under the 2021 Stock Option Plan, of which 35,000 to certain of our officers. The vesting period of the stock options granted to our employees is four years, and to our officers is over three years and is subject to performance conditions; 30,000 free shares have been granted the new Chief Medical Officer in November 2022 under the 2022 Free Share Plan with a vesting period over three years subject to performance conditions;

•	70,000 stock options have been granted the new Chief Medical Officer in November 2022 under the 2022 Stock Option Plan with a vesting period over three years subject to performance conditions;

•	2,960 free shares have been granted to a new employee in December 2022 under the 2022 Free Share Plan and are under a vesting period of three years;

•	2,065 stock options have been granted a new employee in December 2022 under the 2022 Stock Option Plan and are under a vesting period of four years;

Calyxt,

During the year ended December 31, 2022, our subsidiary Calyxt granted options, restricted stock unit and performance stock unit representing a 7.5% interest to a group of its employees, directors, executive officers and consultants.

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

We currently have ten directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Pierre Garnier, M.D.	Chairman and Director	2020	2023
André Choulika, Ph.D.	Director and CEO	1999	2024
David Sourdive, Ph.D.	Director and Deputy CEO	2000	2024
Pierre Bastid	Director	2011	2023
Laurent Arthaud	Director	2011	2023
Annick Schwebig, M.D.	Director	2011	2023
Hervé Hoppenot	Director	2017	2023
Rainer Boehm	Director	2017	2023
Donald A. Bergstrom	Director	2022	2025
Axel-Sven Malkomes	Director	2022	2025

Pursuant to French regulations, any company having more than 50 employees must, implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the former various employee representative bodies, including the Délégation Unique du Personnel initially in place at Cellectis. We proceeded with the re-election, for a two-year term, of this Social and Economic Committee on September 14, 2022.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit and finance committee.

Our board of directors has determined that, applying the applicable rules and regulations of the SEC and the Nasdaq listing standards, all of our directors, except Drs. Choulika and Sourdive and Mr. Arthaud, qualify as “independent directors”. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

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

Further, Nasdaq rules require that listed companies have a compensation committee and a nominations committee comprised solely of independent directors. We follow our French home country practice rather than complying with these Nasdaq committee independence rules.

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

Board Committees

Our board of directors has established an audit and finance committee, a compensation committee and an environmental and social committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, Nasdaq, and the rules and regulations of the SEC.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of three members of the board of directors: Messrs. Malkomes, Bastid, and Bergstrom .

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

Compensation Committee. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Hoppenot, Dr. Schwebig, Mr. Boehm and Mr. Bergstrom. The principal duties and responsibilities of our compensation committee include, but are not limited to:

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

Environmental and Social Committee. Our environmental and social committee assists our board in reviewing the environmental and social matters within the Company. Currently, our environmental and social committee is comprised of three members of the board of directors: Mr. Malkomes, Mr. Bastid and Don Bergstrom. The principal duties and responsibilities of our environmental and social committee include but are not limited to:

•	ensure that social and environmental issues are considered in the Company’s strategy;

•	examine the reports established pursuant to the legal and regulatory requirements (if any); and

•	examine the Company’s commitments in terms of sustainable development.

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

As of December 31, 2022, we had 237 employees (excluding employees of Calyxt), 231 of whom are full-time, 63 of whom hold M.D, Ph.D. or Pharm.D. degrees, 186 of whom were engaged in research and development activities and 51 of whom were engaged in business development, commercial, legal, finance, information systems, human resources or administrative support. As of December 31, 2022, 143 of our employees were located in France and 94 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

As of December 31, 2022, Calyxt had 48 employees, 30 of whom were in R&D. None of the Company’s employees are represented by a labor union or covered by a collective bargaining agreement. Calyxt considers its relationship with employees to be good. In connection with the Company’s cost reduction measures, Calyxt has undertaken headcount reductions, primarily in the first quarter of 2023. As of January 31, 2023, Calyxt had 28 full-time employees, of which ten employees are within Calyxt’s administrative, legal and finance functions.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 14, 2023 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 14, 2023. The percentage ownership information shown in the table is based upon 55,584,568 ordinary shares outstanding as of February 8, 2023, following the closing of our follow-on offering.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 14, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Bpifrance Participations (1)	6,427,497	11.56%
Baillie Gifford & Co. (2)	4,189,420	7.54%
Long Focus Capital Management LLC (3)	4,183,633	7.53%
Pfizer, Inc. (4)	2,786,924	5.01%

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
André Choulika, Ph.D. (5)	2,209,334	3.97%
David Sourdive, Ph.D. (6)	1,852,360	3.33%
Philippe Duchateau, Ph.D. (7)	740,726	1.33%
Marie-Bleuenn Terrier (8)	722,641	1.30%
Stephan Reynier (9)	365,616	*
Arthur Stril (10)	52,223	*
Steven Doares (11)	53,871	*
Kyung Nam-Wortman (12)	48,731	*
Bing Wang (13)	33,000	*
Mark Frattini (14)	52,674	*
Pierre Bastid (15)	2,082,191	3.75%
Laurent Arthaud	—	*
Annick Schwebig, M.D. (16)	202,115	*
Hervé Hoppenot (17)	40,000	*
Rainer Boehm (18)	40,000	*
Jean-Pierre Garnier (19)	28,020	*
Donald A. Bergstrom	—	*
Axel-Sven Malkomes	—	*
All directors and executive officers as a group (18 persons)	8,523,501	15.33%

*	Represents beneficial ownership of less than one per cent.
(1)

Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on February 14, 2023. Consists of 6,427,497 ordinary shares (corresponding to 9,306,997 voting rights) beneficially owned by Caisse des dépôts et consignations, which includes 5,873,247 ordinary shares (corresponding to 8,752,747 voting rights) beneficially owned by each of Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A. The reported beneficial ownership includes 2,186,960 ordinary shares acquired by Bpifrance Participations S.A. in the form of ADSs in our follow-on offering which closed on February 07, 2023. Bpifrance Participations S.A., EPIC Bprifrance and Bprifrance S.A.’s address is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Caisse des Dépôts’ address is 56, rue de Lille, 75007 Paris, France. This amount of 6,427,497 ordinary shares includes 2,186,960 ordinary shares acquired by Bpifrance Participations S.A. in the form of ADSs in our follow-on offering, which closed on February 07, 2023.

(2)

Amounts beneficially owned by Baillie Gifford & Co. include 3,149,420 ordinary shares reported pursuant to a Schedule 13G amendment filed with the SEC on January 18, 2023 by Baillie Gifford & Co., supplemented by 1,040,000 additional ordinary shares acquired by Baillie Gifford & Co. in the form of ADSs in our follow-on offering, which closed on February 07, 2023. The address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN.

(3)

Amounts beneficially owned include 2,683,633 ordinary shares reported pursuant to a Schedule 13G amendment filed with the SEC on February 14, 2023 supplemented by 1,500,000 ordinary shares acquired in our follow-on offering which closed on February 07, 2023. As reported on the Schedule 13G, Long Focus Capital Master, Ltd. is the beneficial owner of record of 2,683,633 shares of Common Stock covered by this statement. Condagua, LLC is the beneficial owner of record of 1,405,425 shares of Common Stock. Long Focus Capital Management, LLC (“LFCM”) and John B. Helmers may be deemed to beneficially own the 1,278,208 shares of Common Stock held by the Long Focus Capital Master, Ltd. and the 1,405,425 shares of Common Stock held by Condagua, LLC as the SEC registered investment adviser and the principal of LFCM, respectively. A. Glenn Helmers is the beneficial owner of the 1,405,425 shares of Common Stock held by Condagua, LLC. In connection with our follow-on offering, which closed on February 7, 2023, funds managed by Long Focus Capital Management LLC acquired 1,500,000 ordinary shares in the form of ADSs. Long Focus Capital Management LLC, Long Focus Capital Master Ltd. and Condagua LLC’s address is 207 Calle Del Parque, A&M Tower, 8th Floor San Juan, PR 00912.

(4)

The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the entry into a research and collaboration agreement between Pfizer Inc. and Cellectis S.A.

(5)

Includes 219,173 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 200,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 160,701 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 226,477 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 135,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 140,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 77,499 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 54,450 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(6)

Includes 175,343 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 175,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan and 140,614 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 80,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 17,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 13,200 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan and 703,041 shares held by Viveoo SARL.

(7)

Includes 131,508 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 150,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 120,526 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 169,858 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 30,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 17,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 13,200 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(8)

Includes 87,671 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 90,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 140,614 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 80,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 17,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 13,200 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(9)

Includes 39,452 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 58,856 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 67,609 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 17,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 4,375 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan and 13,200 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(10)

Includes 5,000 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan, 13,062 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 17,000 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 13,200 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(11)

Includes 10,624 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in July 2020 under the 2018 Stock Option Plan, 17,000 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 6,562 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan and 13,200 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(12)

Includes 11,531 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in November 2020 under the 2018 Stock Option Plan, 17,000 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 13,200 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(13)	Includes 33,000 ordinary shares that Mr. Wang has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.
(14)

Includes 28,124 ordinary shares that Mr. Frattini has the right to acquire pursuant to stock options granted in September 2020 under the 2018 Stock Option Plan, 7,750 ordinary shares that Mr. Frattini has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 1,800 ordinary shares that Mr. Frattini has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

(15)

The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017, 40,000 non-employee warrants, which are exercisable since October 11, 2018, 1,743,678 shares held by Lohas SARL and 62,438 shares held by Zaka Investments L.

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
(19)

Includes 13,445 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in April 2021 under the 2018 Stock Option Plan and 14,574 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan.

None of our principal shareholders has voting rights different than our other shareholders.

As of June 30, 2022 and December 31, 2022, we estimate that approximately 30.0% and 33.6%, respectively, of our outstanding ordinary shares were held in the United States.

B.	Related Party Transactions

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Bpifrance, which is a shareholder of Cellectis, participated in a bank syndicate that provided Cellectis an €18.5 million state guaranteed loan in 2020 (Prêt Garanti par l’Etat). Since January 1, 2022, we have made payments of $1.2 million in principal and $0.3 million in interest pursuant to the PGE loan.

We entered into a transfer of receivables agreement with Bpifrance, to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, Bpifrance advances 5,456,000 euros over the period from June 15, 2022 to June 15, 2023, with a fee to be charged to Cellectis of 0.40%.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers and service agreement with Director.

Equity Awards

Since January 1, 2022, we have granted equity awards to certain of our directors and executive officers:

•	On March 3, 2022, we granted 636,365 stock options to our executive officers, with a vesting over four years and subject to performance conditions.

•	On March 3,2022, we granted 145,400 free shares to our executive officers, with a vesting over three years and subject to performance conditions.

•	On March 3, 2022, we granted 44,165 stock options to the chairman of our board of directors, with a vesting between three and four years.

•	On April 24, 2022, we granted 40,000 stock options to our executive officers, with a vesting over four years and subject to performance conditions.

•	On April 24, 2022, we granted 9,000 free shares to our executive officers, with a vesting over three years and subject to performance conditions.

•	On November 8, 2022, we granted 70,000 stock options to our executive officers, with a vesting over four years and subject to performance conditions.

•	On November 8, 2022, we granted 30,000 free shares to our executive officers, with a vesting over three years and subject to performance conditions.

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

Management Services Agreement

We are party to a management services agreement dated January 1, 2016, amended on July 25, 2017 and on January 29, 2020 that we entered into with Calyxt, Inc., a Delaware corporation and our wholly-owned subsidiary (“Cellectis, Inc.”), and Cellectis Biologics, Inc., a Delaware corporation and a wholly-owned subsidiary of Cellectis, Inc. (“Cellectis Biologics, Inc.”) pursuant to which each party to this agreement (the “providing party”) is entitled to provide certain services to the others (the “receiving party”), including certain general management, finance, investor relations, communication, legal, intellectual property, human resources and information technology services. In consideration for such services, the receiving party pays to the providing party certain fees, consisting of reimbursement of all costs and expenses reasonably incurred by us in connection with the provision of such services, payment of a mark-up corresponding to a percentage of certain of the costs and expenses, which range from zero to 10%, and reimbursement of costs and expenses of services that are subcontracted by the providing party on the receiving party’s behalf.

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

During fiscal year 2022, we did not provide any management services under the management services agreement. Accordingly, Calyxt did not make any payments to us for services provided. We had a direct re-invoicing related to the UMN agriculture license fee in the year ended December 31, 2022.

Stockholders Agreement

On July 25, 2017 we entered into a stockholders agreement with Calyxt, which we subsequently amended on May 7, 2018. We refer to as these agreements, together, as the stockholders agreement. Pursuant to our stockholders agreement with Calyxt, we possessed certain contractual rights for so long as we beneficially owned at least 50% of the then outstanding shares of Calyxt’s common stock (the “Majority Ownership Rights). Such Majority Ownership Rights included:

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

In October 2022, our ownership interest in Calyxt dropped below the 50% threshold for such Majority Ownership Rights.

In addition, we have the following rights for so long as we beneficially own at least 15% of the then outstanding shares of Calyxt’s common stock (“Continuing Cellectis Rights”), including:

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

In addition to the Continuing Cellectis Rights, for so long as we beneficially own at least 15% of the then outstanding shares of Calyxt’s common stock, (i) we will be entitled to certain information rights, including the right to consult with and advise senior management, to receive quarterly and annual financial statements and to review Calyxt’s books and records and (ii) Calyxt will also be required to cooperate with us in connection with certain sales and pledges of Calyxt’s shares or grants of security interests in respect thereof, including in connection with margin loans.

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

Following the closing of the Calyxt Merger, we are expected to own approximately 2.4% of the equity interests of the combined company. Accordingly, we would no longer be entitled to the foregoing rights.

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

Voting Agreement

In connection with the Merger Agreement entered into between Calyxt and Cibus Global LLC, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement.

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

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $2.5 million on December 31, 2022). Moreover, Cellectis accumulated deficit is $130.5 million as of December 31, 2022 which only corresponds to 2022 net result. During the annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $362.9 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

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

On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus and certain other parties named therein, entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction. Following the closing of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the combined company. Accordingly, if the proposed Calyxt Merger is consummated it would result in a loss of control over Calyxt.

The closing of the proposed Calyxt Merger is expected in the second quarter of 2023. In this context, the assets and liabilities of Calyxt are be presented in the financial statements for the year ending December 31, 2022 as non-current assets and liabilities held for sale, and the results of Calyxt’s operations are presented as discontinued operations in accordance with IFRS 5. Commencing with the second quarter of 2023, Calyxt may no longer be a consolidated subsidiary if the proposed Calyxt Merger is consummated.

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

Directors’ Share Ownership Requirements. None.

For a discussion of the information required by Item 10.B. 2 through 10, please refer to Exhibit 2.3 to this Annual Report, which is incorporated by reference herein.

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

Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. No assurances may be given at this time as to our PFIC status for the taxable year ended December 31, 2023 or future taxable years. PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with any position we take regarding our PFIC status. In addition, our determination that we were likely not a PFIC for the taxable year ended December 31, 2022 depends in part on our interpretation of the 2021 Proposed Regulations. No assurances may be given that the IRS will agree with our interpretation of the 2021 Proposed Regulations or that the 2021 Proposed Regulations will be finalized without significant changes. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for the taxable year ending December 31, 2023 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2022. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for taxable year ending December 31, 2023 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022.

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

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-21/12/2022 issued on December 21, 2022, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

In the event that dividends are paid by Cellectis, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC) (unless the Company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

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

A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 25%, if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.

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

I. Subsidiary Information

Not applicable

J.	Annual Report to Security Holders

To the extent we furnish an annual report to security holders, we will promptly submit an English version of this annual report to U.S. security holders under the cover of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Allogene, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 10% higher relative to the euro during 2022, our collaboration revenues denominated in euros would have increased by $1.6 million. Our exposure to currencies other than the U.S. dollar is negligible.

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

For the year ended December 31, 2022, our revenues denominated in U.S. dollars are mainly related to Cytovia collaboration agreements and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $58.3 million as of December 31, 2022 and $54.7 million excluding Calyxt. Current financial assets denominated in U.S. dollars amounted to $0.1 million as of December 31, 2022.

The net foreign exchange result of continuing operations for the fiscal year 2022 is a gain of $3.9 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Commodity Price Risk

Prior to Calyxt’s shift in business strategy, Calyxt’s primary exposure to market risk was commodity price sensitivity under its former soybean go-to-market strategy. Calyxt was susceptible to changes in commodity market prices that could impact the selling price for grain inventories, which were carried at historical cost. Prior to the purchase, Calyxt also had market exposure associated with fixed price Forward Purchase Contracts. Under this former strategy, Calyxt managed its exposure to changes in market prices by entering commodity hedges to convert fixed price grain inventories and fixed price Forward Purchase Contracts to floating market prices. By executing these hedging strategies, Calyxt could closely match the expected economic terms of the grain sale with the market. In a rising market these positions resulted in losses, and in a falling market these positions resulted in gains once any losses, if any, are recaptured. At time of sale, the gains or losses on the commodity derivatives were realized and fully offset by gains or losses on the grain inventories. As a result of the wind-down of the soybean product line, Calyxt’s market risk related to commodity price sensitivity has been eliminated. As a result, Calyxt held no commodity derivative contracts as of December 31, 2022.

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

Depositary Payments for 2022

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

For the year ended December 31, 2022, Citibank, N.A., as Depositary, had made reimbursements to the Company of $291 thousand.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

(a)

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

(b)	Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2022. Management’s assessment was based on the framework in “Internal Control – Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2022, which is included herein. See paragraph (c) of the present Item 15, below.

(c)	See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.

(d)

During the year ended December 31, 2022, the company has implemented a new enterprise resource planning system to manage core operational and finance processes for all Therapeutics segment’s entities. Processes and controls, as well as information technology controls were adapted to the new system and have been tested as part of the internal control program for 2022. Other than this change, we have not made any significant change in internal controls over financial reporting during the year ended December 31, 2022.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Axel-Sven Malkomes, Mr. Pierre Bastid, Mr. Hervé Hoppenot, and Donald Bergstrom are audit and finance committee financial experts as defined by the Securities and Exchange Commission rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Axel-Sven Malkomes, Mr. Pierre Bastid, Mr. Hervé Hoppenot and Donald Bergstrom are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

Ernst & Young et Autres, or Ernst & Young LLP, has served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended
	December 31,
	2021		2022

	($, in thousands)
Audit Fees	838		995
Audit-Related Fees	—		—
Tax Fees	—		—
Other Fees	—		241
Total	838	*	1,235	*

(*)	$404 thousand and $862 thousand for Cellectis and $434 thousand and $374 thousand for Calyxt, respectively for the years ended December 31, 2021 and 2022.

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

“Other Fees” relate to services provided with respect to our registration statement for Cellectis and Calyxt’s respective ATM programs and offerings.

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2021 or 2022.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre- approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2022 were pre-approved by the audit and finance committee.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See pages F-1 through F-67 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (Statuts) of the registrant (English translation)	20-F	001-36891	1.1	Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.1.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.1.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.1.4**	Fourth Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated November, 4 2022				Filed herewith

4.2#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.3†#	Form of Change in Control Agreement	20-F	001-36891	4.3	Filed herewith

4.4†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.5†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.6†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.7†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.8†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.9†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.10†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.11†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.12†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.13†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.14†#	Second Free Share 2018 Plan	S-8 POS	333-227717	99.3	March 4, 2021

4.15†#	2021 Stock Option Plan	S-8	333-258514	99.1	August 5, 2021

4.16†#	2021 Free Shares Plan	S-8	333-258514	99.2	August 5, 2021

4.17†#	2022 Stock Option Plan	S-8	333-267760	99.1	October 6, 2022

4.18†#	2022 Free Shares Plan	S-8	333-267760	99.2	October 6, 2022

4.19#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.20#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.20#**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020	20-F	001-36891	4.26.1	March 5, 2020

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

4.21	Management Services Agreement between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. dated as of January 1, 2016	20-F	001-36891	4.27	March 12, 2019

4.21.1	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.28	March 12, 2019

4.21.2	Second Amendment to the Management Services Agreement Amendment dated January 29, 2020 between Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc.	20-F	001-36891	4.27.2	March 5, 2020

4.22	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.29	March 12, 2019

4.23	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.3	March 12, 2019

4.23.1	Amendment No. 1 to Stockholders Agreement dated May 7, 2018 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.30.1	March 5, 2020

4.24	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.	20-F	001-36891	4.31	March 12, 2019

4.25#	Sales Agreement, dated as of March 29, 2021, by and between Cellectis S.A. and Jefferies LLC	6-K	001-36891	1.1	March 29, 2021

4.25.1#	Amendment No. 1 to the Sales Agreement between Jefferies LLC and Cellectis S.A., dated January 4, 2023	6-K	001-36891	1.2	January 4, 2023

4.26**	Credit Facility Agreement between the European Investment Bank and Cellectis S.A., dated December 28, 2022				Filed herewith

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres (PCAOB # 1704)				Filed herewith

101	The following materials from Cellectis S.A.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Interim Statements of Consolidated Financial Position, (ii) the Unaudited Statements of Consolidated Operations, (iii) the Interim Statements of Consolidated Comprehensive Income (Loss), (iv) the Interim Statements of Consolidated Cash Flows, (v) the Statements of Changes in Consolidated Shareholders’ Equity, and (vi) Notes to the Interim Consolidated Financial Statements.

104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.
**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements for the Years Ended December 31, 2020, 2021 and 2022:

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cellectis S.A.
Opinion on the Consolidated Financial Statements
We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2022 and 2021, and the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2023, expressed an unqualified opinion thereon.
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

Valuation of convertible note receivable

Description of the Matter
As discussed in Note 12.1 to the consolidated financial statements, the Company measured at fair value a convertible note associated with the research collaboration and non-exclusive
license agreement, and related amendments, signed with Cytovia Therapeutics (Cytovia). As of December 31, 2022, the fair value of the convertible note was $7.9 million. For the year ended December 31, 2022, the Company recognized a financial loss of $12.1 million related to the fair value remeasurement of the convertible note.

Auditing the Company’s accounting for the convertible note was complex due to the significant judgments required by management to analyze and develop the assumptions used to calculate the fair value of the convertible note. In particular, the fair value estimate is sensitive to assumptions such as the probability of conversion options, the probability of default.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management’s development of the assumptions used in the determination of the fair value of the convertible note, including management’s oversight of the work performed by the independent valuation specialist engaged by the Company.

Our audit procedures related to the determination of the fair value of the convertible note included, among others, assessing the valuation methodologies, including key assumptions made, such as the probability of each conversion option occurrence, and the probability of default. We read the underlying convertible note agreement to understand the contractual terms and the provisions impacting the Company’s valuations. We assessed the completeness and accuracy of the underlying data supporting the assumptions and involved our valuation specialists to assist us in reviewing the valuation methodology and testing the probability of default and the IPO conversion probability assumptions included in the models. We performed sensitivity analyses of significant assumptions to evaluate the changes in fair value of the convertible note from changes in these assumptions. We also assessed the accuracy and sufficiency of the fair value disclosures.

/s/ Ernst & Young et Autres
Ernst & Young et Autres has served as the Company’s auditor since 2012.
Paris-La
Défense, France
March 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cellectis S.A.
Opinion on Internal Control over Financial Reporting
We have audited Cellectis S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2022 and 2021, and the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2022 and the related notes, and our report dated March 14, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young et Autres
Paris-La Défense, France
March 14, 2023

Cellectis S.A.
STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
$ in thousands

		As of
	Notes	December 31, 2021	December 31, 2022
ASSETS
Non-current assets
Intangible assets	6	1,854	718
Property, plant, and equipment	8	78,846	63,621
Right-of-use assets	7	69,423	44,275
Non-current financial assets	9.2	6,524	8,791

Total non-current assets		156,647	117,406
Current assets
Inventories	10	—	—
Trade receivables	11.1	20,361	772
Subsidies receivables	11.2	9,268	14,496
Other current assets	11.3	9,665	9,078
Current financial assets	12.1	499	7,907
Cash and cash equivalents	12.2	185,636	89,789

Total current assets		225,429	122,043

Total assets held for sale (1)	4	—	21,768

TOTAL ASSETS		382,076	261,216

LIABILITIES
Shareholders’ equity			—
Share capital	16	2,945	2,955
Premiums related to the share capital	16	934,696	583,122
Currency translation adjustment		(18,021)	(28,605)
Retained earnings		(584,129)	(333,365)
Net income (loss)		(114,197)	(106,139)

Total shareholders’ equity - Group Share		221,293	117,968
Non-controlling interests		15,181	7,973

Total shareholders’ equity		236,474	125,941
Non-current liabilities
Non-current financial liabilities	13	20,030	20,531
Non-current lease debts	13	71,526	49,358
Non-current provisions	19	4,073	2,390
Other non-current liabilities		626	—

Total non-current liabilities		96,254	72,279

Current liabilities
Current financial liabilities	13	2,354	5,088
Current lease debts	13	8,329	7,872
Trade payables	13	23,762	21,456
Deferred revenues and contract liabilities	15	301	59
Current provisions	19	871	477
Other current liabilities	14	13,731	13,179

Total current liabilities		49,348	48,131

Total liabilities related to asset held for sale (1)	4	—	14,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		382,076	261,216

(1)	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.
STATEMENTS OF CONSOLIDATED OPERATIONS
For the year ended December 31
$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2020 *	2021 *	2022
Revenues and other income
Revenues	3.1	51,057	30,347	19,171
Other income	3.1	8,507	8,250	6,553

Total revenues and other income		59,564	38,597	25,725

Operating expenses
Cost of revenue	3.2	(1,951)	(1,844)	(1,772)
Research and development expenses	3.2	(77,048)	(117,840)	(97,501)
Selling, general and administrative expenses	3.2	(22,513)	(22,882)	(17,494)
Other operating income (expenses)		(363)	488	1,377

Total operating expenses		(101,875)	(142,077)	(115,390)

Operating income (loss)		(42,311)	(103,481)	(89,666)

Financial income	3.3	4,846	13,218	8,880
Financial expenses	3.3	(16,117)	(6,486)	(17,815)

Net Financial gain (loss)		(11,270)	6,731	(8,935)

Income tax		—	—	(87)
Income (loss) from continuing operations		(53,581)	(96,749)	(98,688)
Income (loss) from discontinued operations	3.3	(43,902)	(28,358)	(15,345)

Net income (loss)		(97,483)	(125,107)	(114,034)

Attributable to shareholders of Cellectis		(81,074)	(114,197)	(106,139)
Attributable to non-controlling interests		(16,409)	(10,910)	(7,894)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	18
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.91)	(2.55)	(2.33)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.91)	(2.55)	(2.33)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		(0.65)	(0.39)	(0.16)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		(0.65)	(0.39)	(0.16)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
For the year ended December 31
$ in thousands

	For the year ended December 31,
	2020 *	2021 *	2022
Net income (loss)	(97,483)	(125,107)	(114,034)

Actuarial gains and losses	(447)	240	1,983

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	(447)	240	1,983

Currency translation adjustment	25,769	(21,458)	(16,770)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	25,769	(21,458)	(16,770)

Other comprehensive income (loss) from discontinued operations	(6,733)	6,220	5,831
Total Comprehensive income (loss)	(78,894)	(140,106)	(122,989)

Attributable to shareholders of Cellectis	(62,952)	(127,890)	(114,739)
Attributable to non-controlling interests	(15,942)	(12,216)	(8,250)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.
STATEMENTS OF CONSOLIDATED CASH FLOWS
For the year ended December: 31
$ in thousands
We present our consolidated statements of cash flows using the indirect method:

		For the year ended December 31,
	Notes	2020 *	2021 *	2022
Cash flows from operating activities

Net income (loss)		(97,483)	(125,107)	(114,034)

Net loss for the period of discontinued operations		(43,902)	(28,358)	(15,345)
Net (loss) income for the period of continuing operations		(53,581)	(96,749)	(98,688)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Intercompany transactions between continuing and discontinued operations (1)		2,517	203	152
Amortization and depreciation		7,834	14,156	18,435
Net loss (income) on disposals		78	2	1,612
Net financial loss (gain)		11,270	(6,731)	8,935
Income tax		—	—	87
Expenses related to share-based payments		10,028	11,493	6,043
Provisions		(2,366)	421	270
Other non-cash items		(19)	—	(460)
Realized foreign exchange gain (loss)		505	719	(664)
Interest (paid) / received (2)		1,717	969	1,158

Operating cash flows before change in working capital		(22,018)	(75,518)	(63,120)

Decrease (increase) in inventories		100	215	—
Decrease (increase) in trade receivables and other current assets		(2,542)	(13,091)	(3,187)
Decrease (increase) in subsidies receivables		(685)	654	(5,806)
(Decrease) increase in trade payables and other current liabilities		5,688	177	3,247
(Decrease) increase in deferred income		(19,884)	(252)	23

Change in working capital		(17,323)	(12,297)	(5,723)

Net cash flows provided by (used in) operating activities of continuing operations		(39,341)	(87,815)	(68,843)

Net cash flows provided by (used in) operating activities of discontinued operations		(40,920)	(16,746)	(18,601)

Net cash flows provided by (used in) operating activities		(80,261)	(104,562)	(87,444)

Cash flows from investment activities
Acquisition of intangible assets		(347)	(13)	(10)
Acquisition of property, plant and equipment	8	(44,076)	(18,543)	(2,431)
Net change in non-current financial assets	9	(2,117)	(143)	126
Sale (Acquisition) of current financial assets	9	4,997	15,000	—

Net cash flows provided by (used in) investing activities of continuing operations		(41,544)	(3,699)	(2,315)

Net cash flows provided by (used in) investing activities of discontinued operations		(12,798)	10,979	(446)

Net cash flows provided by (used in) investment activities		(54,342)	7,279	(2,761)

Cash flows from financing activities
Proceeds from the exercise of Cellectis stock options (3)	17	344	11,601	—
Increase in share capital Cellectis, net of transaction costs (4)	17		44,638	(569)
Increase in borrowings	13	24,170	—	5,750
Decrease in borrowings		—	—	(1,343)
Interest paid on financial debt		(30)	(368)	(332)
Payments on lease debts	13	(4,737)	(10,641)	(11,011)

Net cash flows provided by financing activities of continuing operations		19,747	45,230	(7,505)

Net cash flows provided by (used in) financing activities of discontinued operations		7,575	2,294	8,650

Net cash flows provided by (used in) financing activities		27,321	47,525	1,145

(Decrease) increase in cash and cash equivalents		(107,281)	(49,758)	(89,060)

Cash and cash equivalents at the beginning of the year		340,522	241,148	185,636
Effect of exchange rate changes on cash		7,907	(5,754)	(3,360)

Cash from discontinued operations		17,299	13,823	3,427
Cash from continuing operations		223,849	171,813	89,789

Cash and cash equivalents at the end of the period	12	241,148	185,636	93,216

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
(1)
Net cash flows used in operating activities from continuing and discontinued operations being presented separately, the effect of intercompany transactions between the two categories is presented within the cash flows of each, although these transactions are fully eliminated in the Group’s financial statements

(2)	In line with IAS 7.31, interests (paid) / received are presented separately
(3)
Proceeds from the exercise of Cellectis stock options exercised in December 2020 were collected in January 2021, generating a $6.0 million variance between the statement of consolidated cash flows and the statement of changes in consolidated shareholder’s equity

(4)
In line with IAS 32, expenses incurred in 2022 for $0.6 million which qualify for transaction costs related to the “at the market” offering and to the follow-on offering of Cellectis started respectively in January 2023 and February 2023 are deducted from equity as of December 31,

2022

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.
STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY
For the year ended December 31
$ in thousands, except share date

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non-controlling interests	Total Shareholders’ Equity
As of January 1, 2020		42,465,669	2,767	851,700	(22,641)	(406,390)	(102,091)	323,345	32,125	355,471
Net Loss							(81,074)	(81,074)	(16,409)	(97,483)
Other comprehensive income (loss)					18,552	(430)		18,122	467	18,589

Total comprehensive income (loss)					18,552	(430)	(81,074)	(62,952)	(15,942)	(78,894)
Allocation of prior period loss						(102,091)	102,091
Exercise of stock options Calyxt (1)	16					136		136	74	210
Capital Increase Calyxt (2)						4,243		4,243	4,962	9,205
Transaction with subsidiaries						(1,461)		(1,461)	1,461
Exercise of share and employee warrants / stock-options Cellectis	16	314,517	18	6,101				6,119		6,119
Non-cash stock-based compensation expense	17			14,365				14,365	2,371	16,736
Other movements				(32)		32

As of December 31, 2020		42,780,186	2,785	872,134	(4,089)	(505,961)	(81,074)	283,795	25,051	308,846

As of January 1, 2021		42,780,186	2,785	872,134	(4,089)	(505,961)	(81,074)	283,795	25,051	308,846
Net Loss							(114,197)	(114,197)	(10,910)	(125,107)
Other comprehensive income (loss)					(13,932)	240	—	(13,693)	(1,306)	(14,999)

Total comprehensive income (loss)					(13,932)	240	(114,197)	(127,890)	(12,216)	(140,106)
Allocation of prior period loss						(81,074)	81,074
Exercise of stock options and capital increase Calyxt	16					2,699		2,699	1,668	4,367
Capital Increase Cellectis (ATM)		2,415,630	143	46,811				46,954		46,954
Transaction costs				(2,316)				(2,316)		(2,316)
Transaction with subsidiaries						(58)		(58)	58
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	16	288,494	17	5,597 (2)				5,612		5,612
Non-cash stock-based compensation expense	17			12,497				12,497	621	13,118
Other movements				(27)		27

As of December 31, 2021		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474

As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss							(106,139)	(106,139)	(7,894)	(114,034)
Other comprehensive income (loss)					(10,583)	1,983	—	(8,600)	(355)	(8,955)

Total comprehensive income (loss)		—	—	—	(10,583)	1,983	(106,139)	(114,739)	(8,250)	(122,989)
Allocation of prior period loss						(114,197)	114,197	—		—
Issuance of Calyxt’s common stock and exercise of Calyxt’s pre-funded warrants (1)						1,341		1,341	1,392	2,733
Capital Increase of Calyxt (2)						162		162	168	329
Transaction costs related to Calyxt’s capital increase (2)						(104)		(104)	(108)	(212)
Capital increase of Cellectis (3)
Transaction costs related to Cellectis’ capital increase (3)		—	—	(570)	—	—	—	(570)		(570)
Transaction with subsidiaries (4)		—	—	—	—	2,515	—	2,515	(2,515)	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting of Cellectis	16	191,658	10	—		(10)		—		—
Non-cash stock-based compensation expense	17			8,071		—		8,071	2,105	10,175
Other movements (5)				(359,076)		359,076		—	—	—

As of December 31, 2022		45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941

(1)
On February 23, 2022, Calyxt completed a follow-on offering, in which it issued 3,880,000 shares of its common stock, pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and accompanying common warrant was $1.4099. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses. The Pre-Funded Warrants have been classified as a liability measured at fair value through profit and loss in the Company’s consolidated balance sheet until their exercise in full on May 4, 2022, and subsequently settled with the counterparty in common stock. At the exercise date, the fair value of the Pre-Funded Warrants amounted to $1.6 million.The issuance of common stock and pre-funded warrants generates a $2.9 million of impact on equity.

(2)
During the full year ended December 31, 2022, 2,006,108 shares were issued through Calyxt’s At-The-Market (“ATM”) financing program with a net proceed of $0.1 million, including $0.2 million of issuance costs related to the Calyxt ATM financing program were recorded as a reduction of share premium.

(3)
These costs correspond to the issuance costs related to the Cellectis At-The-Market (“ATM”) financing program and to the follow-on Offering started respectively in January 2023 and February 2023 and were recorded as a reduction of share premium, in anticipation of share issuances that are planned in 2023.

(4)
Transactions with subsidiaries during the year ended December 31, 2022 correspond to the reduction in Cellectis’ percentage of interest in Calyxt from 61.8% at December 31, 2021 to 49.1% at December 31, 2022, without a change in the consolidation method.

(5)
During the annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $362.9 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities

The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
Note 1. The Company
Cellectis S.A, a limited liability company (“société anonyme”) registered and domiciled at 8 rue de la Croix de Jarry 75013 Paris, France, is the ultimate parent of the Group (hereinafter “Cellectis” or “we”).
We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitor cells (“HSPC”) product candidates in other therapeutic indications.
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
Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSPC product candidates in genetic diseases.
As of December 31, 2022, Cellectis S.A. also owns 49.1%

of the outstanding shares of common stock of Calyxt, Inc., through which our Plants segment is carried out. Calyxt is a plant-based synthetic biology company that leverages its proprietary PlantSpring™ technology platform to engineer plant metabolism to produce innovative, high-value materials and products for use in helping customers meet their sustainability targets and financial goals. The production of Calyxt’s plant-based chemistries occurs in its proprietary BioFactory production system.
Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group”.
Note 2. Accounting principles
2.1 Basis of preparation
The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2022 were approved by our Board of Directors on March 8, 2023.
Our Consolidated Financial Statements are presented in thousand U.S. dollars.
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

Application of new or amended standards or new amendments
The following pronouncements and related amendments have been adopted by us from January 1, 2022 but had no significant impact on the Consolidated Financial Statements:

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
Standards, interpretations and amendments issued but not yet effective
The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2023, as specified below. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•
IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17 – Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)

•
Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

Going concern
The consolidated financial statements were prepared on a going concern basis. With cash and cash equivalents of $89,789 as of December 31, 2022, excluding Calyxt (and $93,216 including Calyxt), the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.
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
Consolidated entities
For the year ended December 31, 2022, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt.
As of December 31, 2022, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 49.1% of Calyxt’s outstanding shares of common stock. As of December 31, 2021, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 61.8% of Calyxt’s outstanding shares of common stock. Cellectis’ voting rights continue to give the company power to direct relevant activities of Calyxt and therefore Calyxt is still consolidated.
On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global, LLC (Cibus) regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus). With Calyxt as the surviving entity, current equityholders of Cibus would receive shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus and certain other parties, entered into an Agreement and Plan of Merger with respect to this all-stock transaction (the Calyxt Merger). Upon completion of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4
% of the equity interests of the merged combined company, resulting in a loss of control by the Group over Calyxt. A merger agreement was signed on January 17, 2023. The closing of the transaction is expected in the second quarter of 2023. In this context, the assets and liabilities of the Calyxt entity are presented in the financial statements for the year ending December 31, 2022 as non-current assets and liabilities held for sale, in accordance with IFRS 5. The statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows reflect the presentation of Calyxt as a discontinued operation, with a restatement of the 2020 and 2021 statements. Commencing with the second quarter of 2023, Calyxt should no longer be a consolidated subsidiary if the proposed Calyxt Merger is consummated.
On May 17, 2022, Calyxt, Inc. received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) of Calyxt’s noncompliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of the Calyxt’s common stock was below $1.00 per share for 30 consecutive business days. At the Calyxt’s 2022 annual meeting of stockholders held on June 1, 2022, Calyxt’s stockholders approved an amendment to Calyxt’s amended and restated certificate of incorporation to effect a reverse stock split of Calyxt’s shares of common stock at a ratio not less than 2-to-1 and not greater than 10-to-1, with the exact ratio set within that range at the discretion of the Calyxt’s board of directors before April 1, 2024 without further approval or authorization of the Calyxt’s stockholders (the “Reverse Stock Split”). There can be no assurance that the Reverse Stock Split, if implemented, will increase the market price of the Calyxt’s common stock in proportion to the reduction in the number of shares of the Calyxt’s common stock outstanding before the Reverse Stock Split or result in a permanent increase in the market price.

Non-controlling interests
Non-controlling shareholders hold a 51.0 % interest in Calyxt as of December 31, 2022 and a 38.2% interest in Calyxt Inc as of December 31, 2021. These non-controlling interests were generated during the initial public offering of Calyxt and subsequent follow-on offerings, as well as through vesting and exercises of equity awards and Calyxt’s ATM Program.
2.4 Foreign currencies
Foreign currency transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rate at the date the transaction first qualifies for recognition. The revaluation is done automatically by the accounting system.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate effective at the period end date. Differences arising on settlement or translation of monetary items are recognized as financial income or expenses in profit or loss
Non-monetary items that are measured in a foreign currency are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are recognized respectively in profit or loss when the change in fair value of the item is recognized in profit or loss and in OCI when the change in fair value of the item is recognized in OCI.
Foreign currency translation
On consolidation the assets and liabilities of foreign operations having a functional currency different from the euro are translated into euros at the period end exchange rate. The income and expenses of foreign operations are translated into euros using the average exchange rate for the reporting period.
Gains and losses arising from currency translation are recognized in other comprehensive loss.
Consolidated financial statements are then converted into U.S. dollars using the method described in Note 2.2.
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
The Group’s exposure to risks and uncertainties is disclosed in Note 9.3: Financial instruments risk management and policies.

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

•	Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 3.1)

•	Research Tax Credit (Note 3.1)

•	Share-Based Compensation (Note 16)

•	Provisions for risks and charges (Note 18)

•	Current financial assets (Note 12.1)
Note 3. Information concerning the Group’s Consolidated Operations
3.1 Revenues and other income
Accounting policies
Collaboration agreements and licenses
Under IFRS 15, “Revenue from contracts with customers”, revenue is recognized when Cellectis satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and/or services) to a customer, i.e. when the customer obtains control of these goods or services.
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

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales achieved by co-contracting parties under our license arrangements. As we have no products approved for sale, we have not received any royalty revenue from commercial sales to date. Royalty revenues, if earned, will be recognized at the later of when (1) the subsequent sale or usage occurs; and (2) the performance obligation to which the sales-based or usage-based royalties relates has been satisfied.
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
Our sales of product are related to our electroporation solution sent to one of our partners for the use of a specific machine.
We also offer research services, which revenue is recognized over time, as the customer receives the benefits of the services.
Research Tax Credit
The main Research Tax Credit from which we benefit is the Crédit d’Impôt Recherche, or “CIR”, which is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit. As a general principle, such R&D tax credit can be offset against the corporate income tax (“CIT”) due on the profits of the financial year during which the expenses have been incurred and the following three years; any unused portion of the credit is then refunded by the French treasury (except for specific cases like e.g. if the Company can be qualified as small and medium-sized enterprises in France (the “PME”)). Indeed, if a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, such company can request immediate refund of the remaining tax credit, without application of the three-year period. As from January 2022, Cellectis S.A. no longer meets such criteria.
We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities. When tax authorities’ payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income
Revenues by country of origin and other income

	For the year ended December 31,
	2020*	2021*	2022
	$ in thousands
From France	51,057	30,347	19,171
From USA	—	—	—

Revenues	51,057	30,347	19,171

Research tax credit	8,433	8,239	6,546
Subsidies and other	74	11	7

Other income	8,507	8,250	6,553

Total revenues and other income	59,564	38,597	25,725

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
All revenues are generated by Cellectis SA since Calyxt revenues are presented within income (loss) from discontinued operations.
The decrease of $1.7 million in other income between the year ended December 31, 2021 and 2022 reflects a decrease of $1.7 million in research tax credit, due to lower research and development purchases and external expenses that are eligible for the tax credit during the year ended December 31, 2022 compared to the same period in 2021.
Revenues by nature

	For the year ended December 31,
	2020*	2021*	2022
	$ in thousands
Recognition of previously deferred upfront payments	20,291	—	—
Other revenues from collaboration agreements	28,532	29,971	18,230

Collaboration agreements	48,823	29,971	18,230

Licenses	2,123	250	686
Products & services	111	125	255

Total revenues	51,057	30,347	19,171

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
Recognition of other revenues from collaboration agreements for the year ended December 31, 2022 mainly reflects (i) the recognition of a $15.8 million milestone from Servier in connection with the first patient dosed in the Allogene ALPHA2 Study, (ii) the recognition of two milestones in connection with Target B2M and Target TGF
b
RII under Cellectis’ agreement with Cytovia for an aggregate of $1.5 million and (iii) the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term).
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

For the years ended December 31, 2022, 2021 and 2020, revenues related to licenses includes royalties received under our various license agreements.
Entity-wide disclosures:
In 2022, one client represents more than 10% of the total revenue: Client A with 82%
In 2021, three clients represent more than 10% of the total revenue: Client A with 45%, Client B with 35% and Client C with 18%.
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
The operating expenses included in the loss from discontinued operations include Calyxt’s cost of goods sold. In the first quarter of 2019, Calyxt began to capitalize all grain and seed costs into inventory. Grain and risk management costs, net of the benefit from Calyxt’s seed activity, are capitalized to inventory and relieved to cost of goods sold as the high oleic soybean oil and high oleic soybean meal is sold. Any valuation adjustments to inventory are recognized as incurred. Calyxt’s cost of goods sold also includes crush and refining losses that are expensed as incurred since they do not add to the value of the finished products.

Details of operating expenses by nature

	For the year ended December 31,
	2020 *	2021 *	2022
	$ in thousands
Cost of revenue
Cost of goods sold	—	—	0
Royalty expenses	(1,951)	(1,844)	(1,772)

Cost of revenue	(1,951)	(1,844)	(1,772)

	For the year ended December 31,
	2020 *	2021 *	2022
	$ in thousands
Research and development expenses
Wages and salaries	(26,154)	(38,961)	(38,523)
Social charges on stock option grants	(56)	(868)	10
Non-cash stock-based compensation expense	(6,790)	(9,381)	(4,098)

Personnel expenses	(33,001)	(49,210)	(42,610)

Purchases and external expenses	(36,339)	(55,627)	(37,736)
Other (1)	(7,707)	(13,003)	(17,154)

Total research and development expenses	(77,047)	(117,840)	(97,501)

	For the year ended December 31,
	2020 *	2021 *	2022
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(7,846)	(7,281)	(5,686)
Social charges on stock option grants	(23)	(347)	(43)
Non-cash stock-based compensation expense	(3,238)	(2,113)	(1,945)

Personnel expenses	(11,106)	(9,740)	(7,674)

Purchases and external expenses	(9,748)	(10,433)	(6,712)
Other	(1,659)	(2,709)	(3,108)

Total selling, general and administrative expenses	(22,513)	(22,882)	(17,494)

	For the year ended December 31,
	2020 *	2021 *	2022
	$ in thousands
Personnel expenses
Wages and salaries	(34,000)	(46,242)	(44,209)
Social charges on free shares and stock option grants	(79)	(1,215)	(33)
Non-cash stock-based compensation expense	(10,028)	(11,493)	(6,043)

Total personnel expenses	(44,107)	(58,950)	(50,285)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
(1)
Other
research and development expenses amounting to $17.2 million for the year ended December 31, 2022 relate mainly to tangible assets depreciation for $9.8 million and to right-of-use assets depreciation for $6.7 million.

3.3 Financial income and expenses
Accounting policies
Financial income and financial expense include, in particular, the following:

•	Interest income from savings accounts and fixed term bank deposits;

•	Interest expense from leases;

•	Foreign exchange gain (loss) from transactions in foreign currencies; and

•	Other financial income and expenses, mainly derived from fair value adjustments related to our financial assets and derivative instruments.
Details of financial income and expenses

	For the year ended December 31,
	2020 *	2021 *	2022
Interest income	1,392	719	1,120
Foreign exchange gain	3,091	11,860	7,541
Other financial revenues	364	638	219

Total financial income	4,846	13,218	8,880

Interest expenses	(73)	(368)	(371)
Interest expenses for leases	(2,334)	(3,803)	(3,416)
Foreign exchange loss	(13,681)	(2,119)	(1,481)
Other financial expenses	(29)	(197)	(12,546)

Total financial expenses	(16,117)	(6,486)	(17,815)

Net Financial gain (loss)	(11,270)	6,731	(8,935)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
The decrease in financial income of $4.3 million between the year period ended December 31, 2021 and 2022 was mainly attributable to a decrease of the foreign exchange gain for $4.3 million (from a $11.9 million gain in 2021 to a $7.5 million gain in 2022).
The increase in financial expenses of $11.3 million between the year ended December 31, 2021 and 2022 was mainly attributable to Cytovia’s convertible note change in fair value of $(12.1) million, partially offset by a $0.6 million decrease in foreign exchange loss (from a $2.1 million loss in 2021 to a $1.5 million loss in 2022) and a $
0.4
 million decrease in lease debt interest expenses.
Following the first amendment of the Cytovia Agreement on April 26, 2022, which substantially modified the cash flows to which Cellectis was entitled under the arrangement, the trade receivable amounting to $20 million was derecognized and a financial asset was recorded (i.e. a convertible note and a warrant were recognized at their fair value under Level 3 instrument). The convertible note, which is convertible into a number of ordinary or preferred shares of Cytovia that varies depending on several scenarios or paid in cash in some circumstances, is a financial asset that is measured at fair value through profit or loss. The fair value of the convertible note on December 31, 2022 is
 $7.9 million (refer to Note 12.1). Therefore, the total profit (loss) impact for year ended December 31, 2022 is a $(12.1) million financial loss.

The increase in financial income of $
8.4 million between 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $8.8 million (from a $3.1 million gain in 2020 to a $11.9 million gain in 2021) and to the increase in other financial revenues for $0.3 million, partially offset by the decrease of interest received from financial investment of $0.7 million. The decrease in financial expenses of $9.6 million between 2020 and 2021 was mainly attributable to the $11.6 million decrease in foreign exchange loss (from a $13.7 million loss in 2020 to a $2.1 million loss in 2021), partially offset by the increase in financial expenses related to lease debt for $1.5 million, an increase interest expenses for $0.3 million and other immaterial variances for $0.2 million.
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
Tax proof

	For the year ended December 31,
	2020 *	2021 *	2022
	$ in thousands
Income (loss) before taxes from continuing operations	(53,582)	(96,749)	(98,601)
Theoretical group tax rate (1)	24.85%	24.38%	25.16%

Theoretical tax benefit (expense)	13,315	23,584	24,804

Increase/decrease in tax benefit arising from:
Permanent differences	(320)	(1,228)	(162)
Research tax credit	3,104	4,284	4,852
Share-based compensation & other IFRS adjustments	(2,513)	(3,596)	(987)
Non recognition of deferred tax assets related to tax losses and temporary differences	(12,965)	(22,997)	(28,557)
Other differences (2)	(621)	(47)	(38)

Effective tax expense	—	—	(87)

Effective tax rate	0.00%	0.00%	0.09%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
(1)
The Group’s theoretical tax rate corresponds to the average of the income tax rates of each country in which the Group operates, i.e. for the year ended December 31, 2022 25% for France and 21% for the United States, weighted by the pre-tax income from each country.

(2)	Primarly relates to intercompany transactions between discontinued and continuing operations .

Deferred tax assets and liabilities

	As of December 31,
	2020	2021	2022

	$ in thousands
Credits and net operating loss carryforwards	141,954	157,823	124,263
Pension commitments	1,003	1,018	597
Leases	319	1,113	774
Impairment of assets	1	1	1
Revenue recognition	(491)	—	(125)
Other (1)	1,308	(3,973)	2,937
Total unrecognized deferred tax assets, net	(144,095)	(155,982)	(128,448)

(1)
Other deferred tax assets as of December 31, 2022 relate mainly to US R&D expenses capitalized under Internal Revenue Code section 174 and differences between the carrying value of our fixed assets in Raleigh and their tax basis.

We have cumulative tax loss carryforwards for the French entity of the Group totaling $453 million as of December 31, 2022, $387 million as of December 31, 2021 and $325 million as of December 31, 2020. Such carryforwards can be offset against future taxable profit within a limit of €
1.0 million per year, plus 50% of the tax profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.
The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $277.8 million as of December 31, 2022, $286 million as of December 31, 2021 and $160 million as of December 31, 2020. As of December 31, 2022, Calyxt has $239.2 million of tax loss carryforwards. Of this amount, $55.2 million are state operating loss carryforwards and $184.0 million are federal operating loss carryforwards. The federal carryforward periods are as follows: $142.0 million do not expire and $41.9 million expire between 2032 and 2037. The state net operating losses will expire between 2027 and 2041, with some amounts having indefinite carryover. As of December 31, 2022, Cellectis, Inc., Cellectis Biologics Inc. have cumulative tax loss carryforwards of $38.6 million, of which $30 million are state operating loss carryforwards and $8.6 million are federal operating loss carryforwards.

3.5 Reportable segments
Accounting policies
Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.
Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President CMC and Manufacturing (previously The Executive Vice President Strategic Initiatives);

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.
We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•
Therapeutics:
Therapeutics: This segment is focused on the development (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoietic stem and progenitor cells (HSPC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•
Plants:
This segment is focused on using Calyxt’s proprietary PlantSpringTM technology to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory™ production system. It corresponds to the activity of our U.S.-based subsidiary Calyxt, which is currently based in Roseville, Minnesota. As of December 31, 2022, we owned a 49.1% equity interest in Calyxt. This segment is only related to assets held for sale as of December 31, 2022.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.
With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2020, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the higher between 0% and 12-month Euribor plus 5% per annum. There were no expenses incurred by Calyxt under the Management Services Agreement in 2022.

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
The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment

	For the year ended December 31, 2020			For the year ended December 31, 2021			For the year ended December 31, 2022
($ in thousands)	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	22,892	51,057	73,949	26,946	30,347	57,293	157	19,171	19,328
External other income	—	8,507	8,507	1,528	8,250	9,778	—	6,553	6,553

External revenues and other income	22,892	59,564	82,456	28,475	38,597	67,071	157	25,725	25,881

Cost of revenue	(34,324)	(1,951)	(36,275)	(29,517)	(1,844)	(31,360)	—	(1,772)	(1,772)
Research and development expenses	(9,903)	(77,048)	(86,951)	(11,190)	(117,840)	(129,030)	(11,402)	(97,501)	(108,903)
Selling, general and administrative expenses	(21,688)	(22,513)	(44,201)	(14,987)	(22,882)	(37,869)	(10,354)	(17,494)	(27,849)
Other operating income and expenses	(103)	(363)	(466)	23	488	511	414	1,377	1,791

Total operating expenses	(66,018)	(101,875)	(167,893)	(55,671)	(142,077)	(197,748)	(21,343)	(115,390)	(136,733)

Operating income (loss) before tax	(43,126)	(42,311)	(85,437)	(27,196)	(103,481)	(130,677)	(21,186)	(89,666)	(110,852)

Net financial gain (loss)	(776)	(11,270)	(12,046)	(1,162)	6,731	5,570	5,840	(8,935)	(3,095)
Income Tax								(87)	(87)

Net income (loss) from discontinued operations	(43,902)		(43,902)	(28,358)		(28,358)	(15,345)		(15,345)

Net income (loss)	(43,902)	(53,581)	(97,483)	(28,358)	(96,749)	(125,107)	(15,345)	(98,689)	(114,034)

Non-controlling interests	16,409	—	16,409	10,910	—	10,910	7,894	—	7,894

Net income (loss) attributable to shareholders of Cellectis	(27,493)	(53,581)	(81,074)	(17,448)	(96,749)	(114,197)	(7,451)	(98,689)	(106,139)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	801	6,790	7,591	909	9,381	10,290	465	4,098	4,563
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,536	3,238	6,774	95	2,113	2,207	1,562	1,945	3,508

Adjustment of share-based compensation attributable to shareholders of Cellectis	4,337	10,028	14,365	1,004	11,493	12,497	2,027	6,043	8,071

Adjusted net income (loss) attributable to shareholders of Cellectis	(23,156)	(43,553)	(66,709)	(16,444)	(85,256)	(101,700)	(5,424)	(92,645)	(98,068)

Depreciation and amortization tangible and intangible assets	(1,869)	(7,950)	(9,819)	(1,208)	(6,371)	(7,579)	(1,086)	(10,577)	(11,663)
Additions to tangible and intangible assets	1,786	48,813	50,599	1,187	15,451	16,638	873	1,980	2,853
The total reportable segments include discontinued operations which is not presented in the Statement of income in accordance with IFRS 5 presentation.

Note 4. Discontinued operations
Accounting policies
Non-current assets held for sale and disposal groups
In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, non-current assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probably, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, as appropriate.
Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.
Non-current assets and related liabilities classified as held for sale are presented separately as current items in the statement of consolidated financial position.
Discontinued operations
The Group classifies as discontinued operations a component of the Group that either has been disposed of, or is classified as held for sale, and i) represents a separate major line of business or geographical area of operations; ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or iii) is a subsidiary acquired exclusively with a view to resell.
The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation would be presented as a single line item in the statement of consolidated comprehensive income.
Cash flows generated by the assets or disposal groups constituting the discontinued operation would be presented as a single line item within each of the categories of cash flows in the statement of consolidated cash flows.
Details of discontinued operations and disposal groups
On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus). On January 13, 2023, Calyxt, Cibus and certain other parties thereto signed the Merger Agreement relating to this proposed Calyxt Merger. The closing of the proposed Calyxt Merger is expected in the second quarter of 2023. In connection with the Merger Agreement, Cellectis executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof.
The Group considers that Calyxt meets the definition of a group of assets held for sale as the criteria defined by IFRS 5 are met on November 23, 2022. In the present financial statements, Calyxt is therefore classified as a disposal group held for sale as of December 31, 2022 and as a discontinued operation for each period presented.
As prescribed by IFRS 5, Calyxt’s assets and liabilities have been measured at the lower of their carrying amount and their fair value less costs to sell. No gain or loss was recognized pursuant to this measurement.
The results of Calyxt are as follows :

	For the year ended December 31,
	2020 *	2021 *	2022
Revenues and other income	22,892	28,475	157
Operating expenses	(66,018)	(55,671)	(21,342)

Operating income (loss)	(43,126)	(27,196)	(21,186)

Net Financial gain (loss)	(776)	(1,162)	5,840

Net income (loss) from discontinued operations	(43,902)	(28,358)	(15,345)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The earning per share attributable to Calyxt is as follows :

	For the year ended December 31,
	2020 *	2021 *	2022
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.65)	(0.39)	(0.16)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.65)	(0.39)	(0.16)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation
The net cash flows incurred by Calyxt are as follows:

	For the year ended December 31,
	2020 *	2021 *	2022
Net cash flows provided by (used in) operating activities of discontinued operations	(40,920)	(16,746)	(18,601)
Net cash flows provided by (used in) investing activities of discontinued operations	(12,798)	10,979	(446)
Net cash flows provided by (used in) financing activities of discontinued operations	7,575	2,294	8,650
(Decrease) increase in cash and cash equivalents	(46,143)	(3,476)	(10,396)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation
The major classes of assets and liabilities of Calyxt classified as held for sale as at December 31, 2022 are as follows:

For the year ended December 31,
2022
Intangible assets	697
Property, plant, and equipment	4,110
Right-of-use assets	13,263
Other non-current assets	—
Other current assets	272
Cash and cash equivalents	3,427

Total assets held for sale	21,768

Non-current lease debts	13,387
Other non-current liabilities	—
Current lease debts	463
Trade payables	747
Other current liabilities	267

Total liabilities related to assets held for sale	14,864

Net assets held for sale	6,903

Note 5. Impairment tests
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
Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants. Plants CGU is classified as held for sale as of December 31, 2022.

Results of impairment test
No
 indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the years ended December 31, 2020, 2021 or 2022.
As Calyxt is classified as a disposal group of assets as of December 31, 2022, Calyxt’s assets and liabilities have been measured at the lower of their carrying amount and their fair value less costs to sell. The underlying value of Calyxt from the reverse merger with Cibus being higher than the carrying value of Calyxt’s net assets, no impairment loss has been recognized in connection with this remeasurement.
Note 6. Intangible assets
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
Cloud computing arrangements
On April 27, 2021, the IFRS Interpretations Committee (IC) issued a decision regarding the appropriate accounting treatment under IFRS Standards for fees paid to cloud services providers and related implementation costs which intends to clarify the accounting classification of these costs. Such costs, depending on their nature, may be either recognized as an intangible asset or recorded in operating expenses as incurred. The application of the IFRIC decision is considered as a change in accounting policy. Under IAS 8, the retrospective approach should be applied. However, the Company assessed the impact on its financial statements and decided not to restate its financial statements for 2020, given that the impact of the IFRIC decision application was not material.
For 2021, the application of the decision led to recording an impact of $
2.0
 million in operating expenses in the consolidated statement of operations, corresponding to the impact of the Company’s new ERP implementation costs incurred over the period.
For 2022, the application of the decision led to recording an impact of $
1.0
 million in operating expenses in the consolidated statement of operations, corresponding to the impact of the Company’s new ERP implementation costs incurred over the period.

Details of intangible assets

	Software and Patents	Assets under construction	Total
$ in thousands
Net book value as of January 1, 2020	431	677	1,108

Additions to intangible assets	558	(41)	517
Disposal of intangible assets	—	—	—
Reclassification	76	—	76
Depreciation expense	(206)	—	(206)
Translation adjustments	30	59	89

Net book value as of December 31, 2020	889	695	1,584

Gross value at end of period	3,309	695	4,004
Accumulated depreciation and impairment at end of period	(2,419)	—	(2,419)
Net book value as of January 1, 2021	889	695	1,584

Additions to intangible assets	—	956	956
Disposal of intangible assets	(310)	—	(310)
Reclassification	956	(956)	—
Depreciation expense	(304)	—	(304)
Translation adjustments	(19)	(54)	(72)

Net book value as of December 31, 2021	1,212	641	1,854

Gross value at end of period	3,437	641	4,078
Accumulated depreciation and impairment at end of period	(2,225)	—	(2,225)
Net book value as of January 1, 2022	1,212	641	1,854

Additions to intangible assets	8	—	8
Disposal of intangible assets	—	—	—
Reclassification	92	—	92
Depreciation expense	(492)	—	(492)
Translation adjustments	(10)	(37)	(47)
Assets held for sale (Note 4)	(697)	—	(697)

Net book value as of December 31, 2022	114	604	718

Gross value at end of period	2,357	604	2,961
Accumulated depreciation and impairment at end of period	(2,192)	—	(2,192)
Intangible assets mainly consist of electroporation technology patents acquired in 2011. Assets under construction primarily relates to the development of these patents. The 2020 and 2021 additions in intangible assets under construction corresponds to software expenditures.
Amounts reclassified corresponds to assets under construction put into service.

Note 7 Right-of-use assets
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

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions to right-of-use assets	(139)	6,336	6,197
Depreciation expense	(5,721)	(3,300)	(9,021)
Translation adjustments	(1,367)	(231)	(1,598)

Net book value as of December 31, 2021	55,197	14,226	69,423

Gross value at end of period	69,782	19,696	89,478
Accumulated depreciation at end of period	(14,586)	(5,470)	(20,056)
Net book value as of January 1, 2022	55,197	14,226	69,423

Additions to right-of-use assets	396	310	706
Disposals of right-of-use assets	(2,988)	(459)	(3,447)
Depreciation expense	(4,766)	(3,280)	(8,046)
Translation adjustments	(915)	(183)	(1,099)
Assets held for sale (Note 4)	(13,257)	(6)	(13,263)

Net book value as of December 31, 2022	33,666	10,609	44,275

Gross value at end of period	49,421	17,742	67,163
Accumulated depreciation at end of period	(15,755)	(7,133)	(22,889)
Entity-wide disclosures:
In 2022, approximately $15 million of our right-of-use assets related to France, while approximately $29 million related to the United States.
In 2021, approximately $18 million of our right-of-use assets relate to France, while approximately $51 million relate to the United States.
In 2020, approximately $22 million of our right-of-use assets related to France, while approximately $52 million related to the United States.
Note 8. Property, plant and equipment
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
Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands
Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	5,248	2,034	854	41,946	50,082
Disposal of tangible assets	4	(122)	—	—	(118)
Reclassification	8,258	692	670	(9,696)	(76)
Depreciation expense	(817)	(1,464)	(861)	—	(3,141)
Translation adjustments	742	136	73	264	1,215

Net book value as of December 31, 2020	16,765	4,436	3,171	47,301	71,673

Gross value at end of period	22,518	17,381	5,843	47,301	93,043
Accumulated depreciation and impairment at end of period	(5,752)	(12,946)	(2,672)	(0)	(21,370)
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	2,956	5,352	1,339	6,035	15,682
Disposal of tangible assets	—	—	—	(2)	(2)
Reclassification	(1,694)	52,577	(612)	(50,208)	63
Depreciation expense	(2,442)	(4,065)	(767)	—	(7,275)
Translation adjustments	(852)	(228)	(75)	(141)	(1,296)

Net book value as of December 31, 2021	14,733	58,072	3,056	2,985	78,846

Gross value at end of period	22,426	75,511	5,043	2,985	105,965
Accumulated depreciation and impairment at end of period	(7,693)	(17,440)	(1,987)	(0)	(27,119)
Net book value as of January 1, 2022	14,733	58,072	3,056	2,985	78,846

Additions to tangible assets	56	311	364	2,113	2,844
Disposal of tangible assets	(3)	(193)	(453)	(1,057)	(1,706)
Reclassification	(1,359)	4,211	28	(2,973)	(93)
Depreciation expense	(1,944)	(8,516)	(711)	0	(11,171)
Translation adjustments	(646)	(220)	(7)	(116)	(989)
Assets held for sale (Note 4)	(1,517)	(2,593)	—	—	(4,110)

Net book value as of December 31, 2022	9,321	51,072	2,277	952	63,621

Gross value at end of period	17,742	72,847	4,914	952	96,454
Accumulated depreciation and impairment at end of period	(8,421)	(21,775)	(2,637)	—	(32,832)
For the year ended December 31, 2022, we continued our investments in research and development equipment in both the United States of America and France.

Assets under construction as of December 31, 2022 primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($
1.3
 million). The assets put into service in 2022 in technical equipment mainly concern Calyxt’s pilot BioFactory for $
1.7
 million and Paris Buildings for $
1.3
 million. Calyxt’s property, plant and equipment are reclassified as assets held for sale as of December 31, 2022.
The reclassification from Buildings to Technical equipment relates to our facilities in New York.
Entity-wide disclosures:
In 2022, approximately $14 million of our PP&E related to France, while approximately $50 million related to the United States.
In 2021, approximately $17 million of our PP&E relate to France, while approximately $62 million relate to the United States.
In 2020, approximately $16 million of our PP&E related to France, while approximately $56 million related to the United States.
Note 9. Financial assets and liabilities
9.1 Accounting principles
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
9.2 Detail of financial assets and liabilities
The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value
2021	Fair value through profit and loss	Amortized cost

	$ in thousands
Financial assets
Non-current financial assets	—	6,524	6,524	6,524
Trade receivables	—	20,361	20,361	20,361
Subsidies receivables	—	9,268	9,268	9,268
Current financial assets	—	499	499	499
Cash and cash equivalents	185,636	—	185,636	185,636

Total financial assets	185,636	36,652	222,288	222,288

Financial liabilities
Non-current lease debts	—	71,526	71,526	71,526
Non-current financial liabilities	—	20,030	20,030	20,030
Current lease debts	—	8,329	8,329	8,329
Current financial liabilities	—	2,354	2,354	2,354
Trade payables	—	23,762	23,762	23,762
Other current liabilities	—	13,731	13,731	13,731

Total financial liabilities	—	139,731	139,731	139,731

	Accounting category
2022	Fair value through profit and loss	Amortized cost	Book value on the statement of financial position	Fair Value

	$ in thousands
Financial assets
Non-current financial assets	—	8,791	8,791	8,791
Trade receivables	—	772	772	772
Subsidies receivables	—	14,496	14,496	14,496
Current financial assets	—	7,907	7,907	7,907
Cash and cash equivalents	89,789	—	89,789	89,789

Total financial assets	89,789	31,967	121,756	121,756

Financial liabilities	—
Non-current lease debts	—	49,358	49,358	49,358
Non-current financial liabilities	—	20,531	20,531	20,531
Current lease debts	—	7,872	7,872	7,872
Current financial liabilities	—	5,088	5,088	5,088
Trade payables	—	21,456	21,456	21,456
Other current liabilities	—	13,179	13,179	13,179

Total financial liabilities	—	117,484	117,484	117,484

Entity-wide disclosures:
In 2022, approximately $0.7 million of our non-current financial assets related to France, while approximately $8.1 million related to the United States.
In 2021, approximately $1 million of our non-current financial assets relate to France, while approximately $6 million relate to the United States.
In 2020, approximately $1 million of our non-current financial assets related to France, while approximately $6 million related to the United States.

9.3. Financial risks management
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
As of December 31, 2021, 57% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2022, 59% of our cash and cash equivalents were denominated in US dollars.
As of December 31, 2021 and 2022, we did not hold derivative financial instruments to hedge foreign currency exchange risks.
Liquidity risk
As of December 31, 2022, our financial debt (which excludes Calyxt) primarily consists of lease debts for $
57.2
 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the“PGE”) for $
18.5

million (interests included), the Research Tax Credit financing with BPI for $
5.8

million and a $
1.3

million loan to finance leasehold improvements at our location in New-York.
We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. As of December 31, 2022, we held $89.8 million in cash and cash equivalents.
On December 28, 2022, Cellectis announced that it has entered into a €40 million credit facility agreement with the European Investment Bank (“EIB”). The €40 million facility is divided into three tranches: €20 million for the first tranche (“Tranche A”), €15 million for the second tranche (“Tranche B”) and €5 million for the third tranche (“Tranche C”). The disbursement of each tranche, including the first disbursement of Tranche A, is subject to certain conditions which, as of the date of this press release, remain to be satisfied. The three tranches will be available within 36 months following the signature of the Finance Contract. The credit will carry a decreasing fixed payment-in-kind (PIK) interest rate per tranche, with 8% for Tranche A, 7% for Tranche B and 6% for Tranche C, and with a maturity of six years for each tranche. Such PIK interest shall be capitalized annually, payable at maturity and added to the outstanding principal amount of the credit and therefore bear interest. Related warrants of tranche A are expected to be issued in the first quarter of 2023. Related warrants of tranche B are expected to be issued in the second or third quarter of 2023.
As of December 31, 2022, Cellectis, excluding Calyxt, had cash and cash equivalents of $89.8 million. Based on the current operating plan and financial projections, we believe our cash and cash equivalents, together with current financial assets, cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements), government funding of research programs, and our borrowing of €35.0 million under Tranche A and B of the €40.0 million finance contract (the “Finance Contract”) that we entered into with the European Investment Bank, or EIB, on December 28, 2022, will be sufficient to fund Cellectis’ Therapeutics’ operations into the third quarter of 2024.
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
Note 10. Inventories
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
Note 11. Trade receivables and other current assets
Accounting policies for trade receivables and other current assets are described in Note 9.1.
11.1 Trade receivables

	As of December 31,	As of December 31,
	2021	2022

	$ in thousands
Trade receivables	20,390	772
Allowance for expected credit losses	(29)	—

Total net value of trade receivables	20,361	772

All trade receivables have payment terms of less than one year. The trade receivables in 2022 are mainly due to a change of control provision of a licensee pursuant to the terms of its license agreement with Cellectis and amendment to such license agreement (extension of its option term) for $0.5 million.
The trade receivables in 2021 were mainly due to an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”) that Cellectis entered into on February 12, 2021. The consideration to Cellectis included a trade receivable of $20 million issued by Cytovia to Cellectis.
On April 26, 2022, we signed a second amendment of the Cytovia Agreement so that the right for Cellectis to receive an upfront cash payment or equity stake in Cytovia of $20 million is exchanged for a convertible note for a nominal amount of $20 million and a warrant, which is exercisable in connection with Cytovia’s combination with a special purpose acquisition company (“the convertible note”). This note was extended on December 22, 2022 with a maturity date on June 30, 2023.
The amended convertible

note bears
10
% interest and converts (i) automatically in connection with certain fundamental transactions by which Cytovia becomes a publicly traded company, and (ii) at our option in connection with a company sale, certain financing transactions and at maturity, in each case, into a number of shares of Cytovia equity securities that varies depending on such scenario. In certain scenarios (e.g., in connection with certain financing transactions), we may elect for the note to be paid in cash before its maturity date on June 30, 2023. On April 26, 2022, the Cytovia convertible note was reclassified from receivables to a current financial asset (refer to note 12.1).

11.2 Subsidies receivables

	As of December 31,	As of December 31,
	2021	2022

	$ in thousands
Research tax credit	9,268	14,496

Total subsidies receivables	9,268	14,496

Research tax credit receivables as of December 31, 2022 include the accrual for a French research tax credit related to 2022 for $6.7 million and to previous periods for $7.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense, so that the litigation is pending before the Court.
Research tax credit receivables as of December 31, 2021 include the accrual for a French research tax credit related to 2021 for $7.9 million and to previous periods for $1.2 million. The remaining amount relates to refundable tax credits in the United States.
11.3 Other current assets

	As of December 31,	As of December 31,
	2021	2022

	$ in thousands
VAT receivables	1,398	1,140
Prepaid expenses and other prepayments	8,171	6,233
Tax and social receivables	46	1,166
Deferred expenses and other current assets	50	538

Total other current assets	9,665	9,078

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.
During the years ended December 31, 2022 and December 31, 2021, we prepaid certain manufacturing and clinical costs related to our product candidates UCART123, UCART22, UCART20x22 and UCARTCS1 of which the delivery of products or services is expected in the coming months.
As of December 31, 2021, deferred expenses and other current assets are immaterial. All equipment at our Raleigh facility has been received. As of December 31, 2022, deferred expenses and other current assets of $0.5 million are mainly related to our product candidates UCART123, UCART22, UCART20x22 and UCARTCS1 of which the delivery of products or services is expected in the coming months.
As of December 31, 2021, tax and social receivables are immaterial. As of December 31, 2022 tax and social receivables relate mainly to the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million.

Note 12. Current financial assets and Cash and cash equivalents

As of December 31, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value

	$ in thousands
Current financial assets	499	—	499
Cash and cash equivalents	185,636	—	185,636

Current financial assets and cash and cash equivalents	186,135	—	186,135

As of December 31, 2022	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value

	$ in thousands
Current financial assets	7,907	—	7,907
Cash and cash equivalents	89,789	—	89,789

Current financial assets and cash and cash equivalents	97,697	—	97,697

12.1 Current financial assets
As of December 31, 2022, current financial assets correspond to Cytovia’s convertible note, measured at its fair value of $
7.9

million. There is

no
short-term restricted cash included in the current financial assets, the only short-term restricted cash being deposits to secure a Calyxt furniture and equipment sale-leaseback for $
0.2
 million which are included in the assets held for sale.
As of December 31, 2021, current financial assets of $0.5 million corresponded to short-term restricted cash in the form of deposits to secure a Calyxt furniture and equipment sale-leaseback.
For the year

ended December
31
,
2022
, we recognized a $
12.1
million financial loss related to the fair value remeasurement of the convertible note.
The decline in fair value is the result of declining market conditions for possible conversion events (i.e. qualifying IPO, direct listing, SPAC transaction, private placement, or company sale) and the related probability of assumed exit scenarios. At the inception of the convertible note, scenarios involving conversion into preferred shares or common shares as a result of a transaction event were more highly weighted than at December 31, 2022. At December 31, 2022, the exit scenario involving conversion at maturity through the receipt of cash was deemed more highly weighted and, as a result, influences the calculated fair value to a greater degree.
On February 12, 2021, we entered into a research collaboration and non-exclusive
license agreement with Cytovia Therapeutics, Inc., or Cytovia to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and
CAR-NK
cells edited with our TALEN (the “Cytovia Agreement”).
Pursuant to the Cytovia Agreement, as expanded in November 2021 to include a new CAR target and development in China by Cytovia’ joint venture entity, CytoLynkx Therapeutics, Cellectis is eligible to receive an upfront cash payment or equity stake in Cytovia of $20 million, if certain conditions (the “Cytovia Conditions”) were met by December 31, 2021 as well as aggregate additional payment of up to $805 million of development, regulatory and sales milestones from Cytovia. Cellectis is also eligible to receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia. Cellectis also received an option to participate in certain future financing rounds by Cytovia.
The Cytovia Agreement initially provided for an upfront cash payment or equity stake in Cytovia of $20 million (the “Upfront Collaboration Consideration”), if certain conditions were met by December 31, 2021. Upon execution of the Cytovia Agreement, the Company recorded a note receivable and related license revenue of $20 million. Because the Cytovia Conditions were not met by December 31, 2021, the note receivable was converted to an accounts receivable as of December 31, 2021. In April 2022, in connection with Cytovia’s entering into a definitive business combination agreement with a publicly traded Special Purpose Acquisition Company (“SPAC”), we entered into an amendment to the Cytovia Agreement, pursuant to which we received a $20 million convertible note in payment of the Upfront Collaboration Consideration. The terms of the note provided for (i) conversion into common stock of the combined company upon completion of the business combination or, (ii) in certain circumstances, our ability to elect to be paid in cash on or before December 31, 2022. In connection with this amendment, Cellectis also received a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price, with the number of shares issuable upon exercise and the exercise subject to certain adjustments (the “SPAC Warrant”).
Because the SPAC business combination was abandoned and the conditions of the note were not met, we and Cytovia entered into an amended and restated note which became effective as of December 22, 2022. Although the SPAC Warrant remains outstanding, it only applies in connection with Cytovia’s business combination with a SPAC.
The amended and restated note provides for automatic conversion into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case such conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded
warrants. Among other changes, the amended and restated note increases the applicable interest rate of the note to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provides for the repayment of 50% of the outstanding amount on April 30, 2023 and extends the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023.
Estimate of the fair value of the convertible note
The convertible note is convertible into a number of ordinary or preferred shares of Cytovia or payable in cash, which outcomes varied depending on several scenarios. In certain scenarios (e.g., in connection with certain financing transactions), we could have elected for the convertible note to be paid in cash before its initial maturity date on December 31, 2022. There were six different scenarios under which the note could have been converted and the probability of these was taken into account in the initial valuation.
Fair value measurement as of December 31, 2022 was determined based on consideration of two probable conversion scenarios based upon the latest information available from Cytovia and condition of the market as follows: (1) conversion at maturity with a probability of

90
%, and (2) conversion upon a qualified IPO with a probability o
f
10
%.
Under the conversion

at maturity option, the estimation of Cytovia value and the assessment of the liquidity consider Cytovia credit worthiness. Considering the maturity of Cytovia’s business and its financial resources at December
31
,
2022
, a default probability of
95
% within
one
year along with a recovery rate of
0
% have been assumed in estimating the discount of the expected cash flow from the convertible note.
The valuation under the IPO scenario depends on the IPO gross proceeds. The gross proceeds are calculated as the difference between the value of Cytovia total shares at the date the IPO occurs and the valuation date. The value of Cytovia total shares amounted to $
110.9

million. The impact on the valuation of Cytovia’s share price is limited to the output of the conversion of the note depending on the assumed proceeds of the IPO as follows:

•	75% in equity and 25% in cash if the proceeds do not exceed $50 million

•	50% in equity and 50% in cash if the proceeds exceed $50 million.
The main

inputs for the December
31
,
2022
, valuation are as follows:

Date	December 31, 2022
Scenario	Conversion at maturity on June 30, 2023 (90%) Conversion upon IPO before April 30, 2023 (10%)
Risk free rate	Reuters USD 3 months curves
Stock volatility	73.6% (common shares)
Default probability (1Y)	95%
Recovery rate	0%
Estimated enterprise value (M$)	110.9
Below is
 the sensitivity analysis of the most impactful parameters, i.e. the probability of the IPO scenario and the probability of default:
Sensitivity

of the convertible note with regards to Cytovia default probability:

Note value ($)
Default probability 100%	1,857,325
Default probability 95%	7,907,331
Default probability 90%	9,726,000
Sensitivity of

the convertible note with regards to IPO probability:

Note value ($)
IPO probability 5%	7,175,623
IPO probability 10%	7,907,331
IPO probability 15%	8,639,039
The sensitivity of the estimated fair value of the convertible note to other parameters, including volatility, recovery rate and share value, is not material.

F-4
2

12.2 Cash and cash equivalents
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
Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2021	2022

	$ in thousands
Cash and bank accounts	137,725	65,012
Money market funds	13,933	13,578
Fixed bank deposits	33,978	11,200

Total cash and cash equivalents	185,636	89,789

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed original terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Note 13. Financial liabilities
13.1 Detail of financial liabilities

	As of December 31,	As of December 31,
	2021	2022

	$ in thousands
Lease debts	71,526	49,358
State Guaranteed loan « PGE »	18,770	13,569
Non-current financial liabilities	1,259	6,962

Total non-current financial liabilities and non-current lease debts	91,555	69,889

Lease debts	8,329	7,872
State Guaranteed loan « PGE »	2,246	4,972
Current financial liabilities	108	116

Total current financial liabilities and current lease debts	10,683	12,960

Trade payables	23,762	21,456
Other current liabilities	13,731	13,179

Total Financial liabilities	139,731	117,484

As of December 31, 2022, the other non-current financial liabilities are composed of a $1.1 million loan to finance leasehold improvement at its location in New York and a Research Tax Credit financing with BPI that was finalized in June 2022 with €5.5 million received representing a non-current financial liability of $5.8 million.

F-4
3

State Guaranteed loan (or “Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35
%. After an initial interest-only term of two years, the loan will be amortized over or up to four years at the option of the Company. The French government guarantees
90% of the borrowed amount. As of December 31, 2022, the current liability related to the State Guaranteed loan amounts to $5.0 million and the non-current liability amounts to $13,6 million.
13.2 Due dates of the financial liabilities

Balance as of December 31, 2022	Book Value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	57,230	7,872	26,412	22,946
Financial liabilities	25,619	5,088	19,947	584

Financial liabilities	82,849	12,960	46,359	23,530

Trade payables	21,456	21,456	—	—
Other current liabilities	13,179	13,179	—	—

Total financial liabilities	117,484	47,595	46,359	23,530

Note 14. Other current liabilities

	As of December 31,	As of December 31,
	2021	2022

	$ in thousands
VAT Payables	71	3,058
Accruals for personnel related expenses	12,483	9,421
Other	1,177	700

Total other current liabilities	13,731	13,179

Accruals for personnel are related to annual bonuses, PTO accruals and social expenses on stock options.
Other current liabilities decreased by $0.5

million between December 31, 2021 and December 31, 2022, the decrease of year-end bonuses accrual and the decrease of payables to assets suppliers (which is due to a significantly lower volume of assets addition within the period compared to last year) being partially offset by the increase of VAT payables due to the collected VAT on the Servier milestone invoice in December 2022.

F-4
4

Note 15. Deferred revenues and contract liabilities
Details of deferred revenues and contract liabilities

	As of December 31, 2021	As of December 31, 2022

	$ in thousands
Deferred revenues and contract lia bilit ies	301	59

Total Deferred revenue and contract liabilities	301	59

Note 16. Capital
16.1 Share capital issued
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

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value

	$ in thousands			in $
Balance as of January 1, 2020	2,767	851,700	42,465,669	0.05
Exercise of share warrants, employee warrants and stock options	18	6,101	314,517	—
Non-cash stock-based compensation expense	—	14,365	—	—
Other movements	—	(32)	—	—

Balance as of December 31, 2020	2,785	872,134	42,780,186	0.05

Capital increase (ATM)	143	46,811	2,415,630	—
Exercise of share warrants, employee warrants and stock options	17	5,597	288,494	—
Non-cash stock-based compensation expense	—	12,497	—	—
Transaction costs	—	(2,316)	—	—
Other movements	—	(27)	—	—

Balance as of December 31, 2021	2,945	934,696	45,484,310	0.05

Exercise of share warrants, employee warrants and stock options	10	—	191,658	—
Non-cash stock-based compensation expense	—	8,071	—	—
Transaction costs	—	(570)
Other movements	—	(359,076)	—

Balance as of December 31, 2022	2,955	583,122	45,675,968	0.05

F-4
5

Capital evolution in 2022

•	During the year ended December 2022, 191,658 free shares of Cellectis were converted to 191,658 ordinary shares of Cellectis.

•
During the Cellectis annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $359.1 million of retain earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

•
Transactions costs correspond to the issuance costs related to the Cellectis At-The-Market (“ATM”) program and the Cellectis follow-on offering and were recorded as a reduction of share premium, in anticipation of share issuances in 2023.

Capital evolution in 2021

•
During the full year ended December 31, 2022, 2,415,630 ordinary shares were issued through Cellectis’ At-The-Market (“ATM”) financing program and 256,494 ordinary shares were issued as a result of the exercise of stock options and non-employee warrants, $2.3 million of issuance costs related to the Cellectis ATM financing program were recorded as a reduction of share premium, in conjunction with share issuances that occurred in April 2022 and 32,000 free shares of Cellectis were converted to 32,000 ordinary shares of Cellectis.

Capital evolution in 2020

•
During the full year ended December 31, 2021, 20,464 ordinary shares were issued upon the exercise of 19,702 employee warrants (“bons de souscription de parts de créateurs d’entreprise”) for total proceeds of €163,134; 291,053 ordinary shares were issued upon the exercise of 291,053 stock options for total proceeds of €5,197,970; and 3,000 free shares of Cellectis were converted to 3,000 ordinary shares of Cellectis.

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
Voting rights:
After a shareholder continuously holds ordinary shares for two years, each ordinary share held by such shareholder is entitled to two votes.

•	At December 31, 2022, we had 45,675,968 ordinary shares outstanding of which 6,067,096 had a double voting right

•	At December 31, 2021, we had 45,484,310 ordinary shares outstanding of which 5,601,472 had a double voting right.

•	At December 31, 2020, we had 42,780,186 ordinary shares outstanding of which 6,067,389 had a double voting right.
Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

F-4
6

16.2 Share warrants and non-employee warrants
Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.
Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

F-4
7

Date	Type	Number of warrants/shares outstanding as of 01/01/2022	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares outstanding as of 12/31/2022	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2022	Strike price per share in euros
02/28/2008	BSPCE	—	—	—	—	—	—	—	6.16
07/27/2010	BSPCE	—	—	—	—	—	—	—	7.97
05/18/2015	Free shares	—	—	—	—	—	—	—	28.17
03/24/2015	Stock Options	1,410,332	—		58,428	1,351,904	1,351,904	1,351,904	38.45
03/27/2015	BSA	130,000	—			130,000	130,000	130,000	38.45
05/18/2015	BSA	50,000	—			50,000	50,000	50,000	29.58
09/08/2015	BSA	224,200	—			224,200	224,200	224,200	28.01
09/08/2015	Stock Options	1,411,800	—		94,500	1,317,300	1,317,300	1,317,300	27.55
03/14/2016	BSA	147,025	—			147,025	147,025	147,025	27.37
03/14/2016	Stock Options	1,446,602	—		181,735	1,264,867	1,264,867	1,264,867	22.44
10/28/2016	BSA	145,000	—			145,000	145,000	145,000	18.68
10/28/2016	Stock Options	1,608,134	—		163,432	1,444,702	1,444,702	1,444,702	17.90
10/11/2017	BSA	200,000	—			200,000	200,000	200,000	24.34
10/11/2017	Stock Options	772,000	—		107,000	665,000	665,000	665,000	22.57
10/08/2018	Free shares	—	—			—	—	—	23.84
10/08/2018	Stock Options	5,000	—			5,000	5,000	5,000	24.80
12/17/2018	Free shares	—	—			—	—	—	16.00
12/17/2018	Stock Options	—	—			—	—		18.37
03/07/2019	Free shares	—	—			—	—	—	16.00
03/07/2019	Stock Options	—	—			—	—		15.69
04/24/2019	Stock Options	1,074,916	—		148,625	926,291	926,291	864,044	18.25
04/24/2019	Free shares	—	—			—	—	—	18.01
07/16/2019	Free shares	—	—			—	—	—	14.01
11/06/2019	Stock Options	30,000	—			30,000	30,000	22,500	11.06
11/06/2019	Free shares	—	—			—	—	—	11.32

F-
48

11/18/2019	Stock Options	—	—			—	—		12.33
11/18/2019	Free shares	—	—			—	—	—	12.16
03/04/2020	Free shares	6,500	—	6,500		—	—	—	14.54
04/14/2020	Free shares	20,000	—	20,000		—	—	—	9.14
04/14/2020	Stock Options	160,000	—		160,000	—	—	—	8.27
06/19/2020	Free shares	10,000	—		10,000	—	—	—	14.76
06/19/2020	Stock Options	17,000	—		17,000	—	—		15.84
07/20/2020	Free shares	10,000	—	10,000		—	—	—	15.76
07/20/2020	Stock Options	17,000	—			17,000	17,000	9,562	15.12
08/05/2020	Free shares	34,000	—	32,000	2,000	—	—	—	14.00
08/05/2020	Stock Options	187,750	—		53,750	134,000	134,000	77,561	14.62
09/11/2020	Free shares	15,000	—	15,000		—	—	—	14.58
09/11/2020	Free shares	—	—			—	—	—	14.98
09/11/2020	Stock Options	45,000	—			45,000	45,000	25,312	14.36
10/14/2020	Free shares	335,330	—	94,758	52,154	188,418	188,418	—	22.45
11/05/2020	Stock Options	28,000	—		7,500	20,500	20,500	10,250	14.62
11/05/2020	Free shares	16,600	—	11,600	5,000	—	—	—	14.76
12/16/2020	Free shares	7,300	—	1,800	5,500	—	—	—	23.75
03/04/2021	Stock Options	840,645	—		138,797	701,848	701,848	309,799	19.44
03/05/2021	Free shares	16,500	—			16,500	16,500	—	14.44
03/05/2021	Free shares	281,521	—		50,954	230,567	230,567	—	12.69
04/13/2021	Stock Options	27,465	—			27,465	27,465	11,729	16.07
05/12/2021	Free shares	2,000	—			2,000	2,000	—	12.70
05/12/2021	Stock Options	3,500	—			3,500	3,500	1,312	14.36
05/28/2021	Free shares	148,225	—		6,900	141,325	141,325	—	12.38
05/28/2021	Stock Options	35,000	—		10,000	25,000	25,000	9,375	12.69
09/30/2021	Free shares	12,425	—		6,900	5,525	5,525	—	11.22
09/30/2021	Stock Options	24,850	—		10,050	14,800	14,800	6,927	11.51
10/13/2021	Free shares	4,500	—			4,500	4,500	—	8.29

F-
49

10/13/2021	Stock Options	9,000	—			9,000	9,000	2,250	10.29
11/25/2021	Free shares	2,100	—			2,100	2,100	—	7.84
11/25/2021	Stock Options	4,500	—			4,500	4,500	1,125	8.81
11/30/2021	Free shares	700	—		700	—	—	—	7.42
11/30/2021	Stock Options	1,300	—		1,300	—	—		8.54
01/06/2022	Free shares	—	700		700	—	—	—	6.74
01/06/2022	Stock Options	—	1,300		1,300	—	—		7.22
03/03/2022	Free shares	—	274,551		31,292	243,259	243,259		2.74
03/03/2022	Stock Options	—	709,204		42,662	666,542	666,542		4.41
03/29/2022	Free shares	—	1,900			1,900	1,900		4.09
03/29/2022	Stock Options	—	3,400			3,400	3,400		3.96
05/24/2022	Free shares	—	44,659		4,600	40,059	40,059		3.27
05/24/2022	Stock Options	—	42,580		5,000	37,580	37,580		3.48
11/08/2022	Free shares	—	30,000			30,000	30,000		2.37
11/08/2022	Stock Options	—	70,000			70,000	70,000		2.34
12/19/2022	Free shares	—	2,960			2,960	2,960		1.91
12/19/2022	Stock Options	—	2,065			2,065	2,065		2.09
	Total	10,978,720	1,183,319	191,658	1,377,779	10,592,602	10,592,602	8,296,744

F-
50

•
In 2022, our subsidiary Calyxt granted stock options, restricted stock unit and performance stock unit in Calyxt representing as of December 31, 2022 a 6.6% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2022, which is included in the result from discontinued operations in the statements of consolidated operations, amounted to $4.1 million (see Note 17).

•
In 2021, our subsidiary Calyxt granted stock options, restricted stock unit and performance stock unit in Calyxt representing as of December 31, 2021 a 4.6% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2021, which is included in the result from discontinued operations in the statements of consolidated operations, amounted to $1.6 million (see Note 17).

•
In 2020, our subsidiary Calyxt granted stock options, restricted stock unit and performance stock unit in Calyxt representing as of December 31, 2020 a 2.7% interest of that subsidiary if fully exercised to a group of its employees, directors, executive officers and consultants. The compensation expense for 2020, which is included in the result from discontinued operations in the statements of consolidated operations, amounted to $6.7 million (see Note 17).

16.3 Non-controlling interests
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
On September 21, 2021, Calyxt entered into an ATM
p
rogram. Under the terms of the ATM
p
rogram, Calyxt may, from time-to-time, issue common stock having an aggregate offering value of up to $50.0 million. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM
p
rogram.
As of December 31, 2021, Calyxt had issued approximately 1.4 million shares of common stock under the Program for proceeds of $3.9 million, net of commissions and payments for other share issuance costs. An additional $0.2 million of proceeds were received in early 2022 upon settlement of those transactions.
On February 23, 2022, Calyxt completed the placement to an institutional investor in an SEC-registered underwritten offering of (i) 3,880,000 shares of Calyxt common stock, (ii) pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The pre-funded warrants were exercisable for an exercise price of $0.0001 per share of Calyxt common stock and the common warrants are exercisable for an exercise price of $1.41 per share of Calyxt common stock. The pre-funded warrants were immediately exercisable, while the common warrants became exercisable on August 23, 2022 and expire on August 23, 2027. The aggregate offering price for each share of common stock and an accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and an accompanying common warrant was $1.4099. On May 5, 2022, all of Calyxt’s outstanding pre-funded warrants were exercised by their holder.

F-5
1

On October 3, 2022, Calyxt entered into an amendment to the Open Market Sale Agreement with Jefferies for the Calyxt ATM facility

that enables it, subject to the applicable baby shelf rules described below, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM facility
. In the period from September 30, 2022 through October 3, 2022, Calyxt did not issue any shares under the ATM facility
. From October 3, 2022 through November 3, 2022, Calyxt issued 2.0 million shares under its Market Sale Agreement.
As of December 31, 2022, non-controlling interests represent 50.9% of Calyxt shares.
The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (“NCI”):

	CALYXT
	2021*	2022
	$ in thousands
Income (loss) from discontinued operations	(28,358)	(15,345)

Net income (loss) attributable to NCI	(10,910)	(7,894)

Other comprehensive income from discontinued operations	6,220	5,831

Total comprehensive income attributable to NCI	(12,216)	(8,250)

Current assets	15,180
Non-current assets	19,656
Assets held for sale		21,768
Current liabilities	4,933
Non-current liabilities	14,495
Liabilities related to asset held for sale		14,864

Net assets	15,408	6,903

Net assets attributable to NCI	5,886	3,517

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4).
Note 17. Share-based payments
17.1 Detail of Cellectis equity awards
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

F-5
2

Stock Options
The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	5.76€	1.31€
Assumptions:
Risk-free interest rate	0.00%	0.00% - 2.49%
Share entitlement per options	1	1
Exercise price	8.54€ - 19.44€	2.09€ - 7.22€
Grant date share fair value	7.42€ - 16.54€	1.91€ - 6.74€
Expected volatility	58.4% - 60.1%	58.7% - 62.5%
Expected term (in years)	6.15	6.03 - 6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded
Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97 €	5.9y
Granted	—	—	1,031,235	18.76 €
Exercised	—	—	(253,494)	18.49 €
Forfeited or Expired	—	—	(1,104,604)	24.27 €
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50 €	5.3y
Granted		—	828,549	4.18 €
Exercised		—	—	—
Forfeited or Expired		—	(1,201,079)	18.85 €
Balance as of December 31, 2022	7,400,519	24.58	€8,787,264	22.31 €	4.6y
Share-based compensation expense related to stock option awards was $2.6 million in 2022, $5.1 million in 2021 and $8.9 million in 2020.

F-5
3

Warrants
The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017

Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€

Grant date share fair value	16.42€ - 22.48€	24.95€

Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6.00	6.00
Vesting conditions	Service	Service
Vesting period	Graded	Graded
Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	899,225	27.15 €	899,225	27.15 €	5.3y
Granted
Exercised			(3,000)	18.68 €
Forfeited or Expired

Balance as of December 31, 2021	896,225	27.18 €	896,225	27.18 €	4.3y
Granted
Exercised
Forfeited or Expired

Balance as of December 31, 2022	896,225	27.18 €	896,225	27.18 €	3.3y
There was no share-based compensation expense related to non-employee warrants in 2022 and 2021, while share-based compensation expense related to warrants awards amounted to 0.3 million in 2020.
Free shares
The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.
The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.
The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

F-5
4

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	510,316	8.31	€
Vested	(32,000)	14.39	€
Cancelled	(185,265)	16.49	€

Unvested balance at December 31, 2021	922,701	14.15	€
Granted	354,770	2.79	€
Vested	(191,658)	17.96	€
Cancelled	(176,700)	13.99	€

Unvested balance at December 31, 2022	909,113	11.18	€
We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.
On March 3, 2022, the Board of Directors granted
274,551
 free shares to executive members and to other employees. For executive members, free shares vesting period is three years
 and based on performance criteria. For all other beneficiaries, the vesting period for free shares is three years and without performance criteria.
Share-based compensation expense related to free shares awards was $3.5 million in 2022, $6.4 million in 2021 and $0.9 million in 2020.
17.2 Detail of Calyxt equity awards
Share-based compensation expenses presented in this note are included in the result from discontinued operations and not in the operating expenses in the statements of consolidated operations.
Stock Options
The estimated fair values of stock options granted, and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022
Weighted-Average fair values of stock options granted	$3.93	$0.86
Assumptions:
Risk-free interest rate	0.6% - 1.1%	1.9% - 3.5%
Share entitlement per options	1	1
Expected volatility	80.1% - 82.0%	89.7% - 92.8%
Expected term (in years)	5.5 - 6.5	5.50 - 6.89
Vesting conditions	Service	Service
Vesting period	Graded	Graded

F-5
5

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
Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	2,347,665	$10.15	4,621,173	$10.30	6.2y
Granted			774,959	$5.20
Exercised			(61,372)	$3.70
Forfeited or Expired			(676,355)	$10.75

Balance as of December 31, 2021	2,789,110	$10.23	4,658,405	$9.47	5.6y
Granted			1,609,000	$1.12
Exercised
Forfeited or Expired			(425,952)	$7.02

Balance as of December 31, 2022	3,396,624	$9.94	5,841,453	$7.35	5.0y
Stock-based compensation expense related to stock option awards was $2.1 million in 2022, $1.7 million in 2021 and $4.0 million in 2020. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.
Restricted Stock Units
Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

F-5
6

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	406,981	$4.59
Vested	(193,857)	$7.68
Cancelled	(189,628)	$10.91

Unvested balance at December 31, 2021	571,303	$6.15
Granted	1,077,600	$1.26
Vested	(303,728)	$6.39
Cancelled	(115,969)	$4.14

Unvested balance at December 31, 2022	1,229,206	$1.99
The fair value of restricted stock units corresponds to the grant date share fair value.
Calyxt has not paid and does not expect to pay dividends for the foreseeable future.
Share-based compensation expense related to restricted stock units awards was $
1.4
 million for the year ended December 31, 2022, compared to a favorable impact $
0.1
 million in 2021 due to options forfeiture in 2021 and an expense of $
2.3
 million in 2020.
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
During 2021, Calyxt recognized a benefit from the forfeiture of 166,667 performance stock units held by Mr. Blome, its former Chief Executive Officer.

F-5
7

In July 2021, Calyxt granted 600,000 performance stock units under the Inducement Plan to Mr. Carr. The performance stock units will vest if Calyxt’s stock remains above three specified price levels for thirty calendar days over the three-year performance period. The performance stock units will be settled in unrestricted shares of Calyxt’s common stock on the vesting date.
In March 2022, Calyxt granted 530,000 performance stock units under the 2017 Plan to five employees including four executive officers. The performance stock units include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Calyxt’s objectives as determined annually for the respective period by the Compensation Committee of Calyxt’s Board of Directors (the Compensation Committee). Earned awards will be settled in shares of Calyxt’s stock no later than March 15 of the following year. The grant date for the tranche of awards linked to 2022 performance, which triggers the determination of the aggregate amount of expense for each tranche of performance stock units awarded, has been determined by the Compensation Committee. The grant date for the tranche of awards linked to 2022 performance is May 4, 2022. Determination of expense for the 2023 and 2024 tranches of PSUs will be made when the associated business objectives are determined.
Information on performance stock unit activity follows:

Date of grant	07/01/2021
Estimated fair values of performance stock units granted:
At least $12 per share	$2.16
At least $15 per share	$1.89
At least $20 per share	$1.55
Assumptions:
Expected term (in years)	3
Expected volatility	90.0%
Risk-free interest rate	0.4%

F-
58

Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2020	311,667
Granted	600,000
Vested	—
Cancelled	(166,667)

Unvested balance at December 31, 2021	745,000
Granted	530,000
Vested	—
Cancelled	(145,000)

Unvested balance at December 31, 2022	1,130,000
Share-based compensation expense related to performance stock unit awards was amounted to $0.6 million 2022, immaterial 2021, and amounted to $0.4 million in 2020.
Note 18. Earnings per share
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
Detail of earnings per share

	For the year ended December 31,
	2020	2021	2022
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(81,074)	(114,197)	(106,139)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,503,447	44,820,279	45,547,359
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.91)	(2.55)	(2.33)
Basic earnings from discontinued operations per share ($ /share) (1)	(0.65)	(0.39)	(0.16)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.91)	(2.55)	(2.33)
Diluted earnings from discontinued operations per share ( $ /share) (1)	(0.65)	(0.39)	(0.16)

(1)	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

F-
59

Note 19. Provisions
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

F-6
0

Termination benefits
Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.
Details of provisions

	01/01/2021 as adjusted	Additions	Amounts used during the period	Reversals	OCI	12/31/2021

	$ in thousands
Pension	4,010	628	—	—	(565)	4,073
Loss on contract	—	—	—	—	—	—
Employee litigation and severance	560	172	(99)	(82)	(43)	508
Commercial litigation	571	261	(191)	(241)	(37)	363

Total	5,141	1,061	(290)	(324)	(645)	4,944

Non-current provisions	4,010	628	—	—	(565)	4,073
Current provisions	1,131	433	(290)	(324)	(79)	871

	01/01/2022	Additions	Amounts used during the period	Reversals	OCI	12/31/2022

	$ in thousands
Pension	4,073	555	—	—	(2,238)	2,390
Employee litigation and severance	508	—	(169)	(73)	(33)	234
Commercial litigation	363	—	—	(97)	(22)	243

Total	4,944	555	(169)	(171)	(2,293)	2,867

Non-current provisions	4,073	555	—	—	(2,238)	2,390
Current provisions	871	—	(169)	(171)	(55)	477
During the year ended December 31, 2022, additions mainly relate to pension service cost of the period for $0.6 million. The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigation for $0.2 million and (ii) the settlement of a commercial litigation for $0.1 million.
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

F-6
1

Commitments for compensation payable to employees upon their retirement
France
In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2020, 2021 and 2022 amounted to $1.5 million, $0.6 million and $0.6 million, respectively.
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
As part of the estimation of the retirement indemnity to employee based on the employer initiative, the following assumptions were used for all categories of employees:

	2020	2021	2022
% social security contributions	45.00%	45.00%	45.00%
Salary increases	3.50%	3.50%	2.50%
Discount rate	0.68%	1.13%	3.72%
Terms of retirement	voluntary retirement
Retirement age	65 years old	65 years old	65 years old
The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.
A 0.5% increase of the discount rate would result in a $0.2 million decrease of the net defined benefit liability, whereas a 0.5% decrease of the discount rate would result in a $0.2 million increase of the net defined benefit liability.
Salary increase rate is based on salary increase approval by the compensation committee.
A 0.5% increase of the salary increase rate would result in a $0.2 million increase of the net defined benefit liability, whereas a 0.5% decrease of the salary increase rate would result in a $0.2 million decrease of the net defined benefit liability.

F-6
2

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2020	(2,855)

Current service cost	(381)
Interest cost	(29)
Benefit paid	—
Actuarial gains and losses	(411)
Reclassification/CTA	(334)
As of December 31, 2020	(4,010)

Current service cost	(602)
Interest cost	(26)
Benefit paid	—
Actuarial gains and losses	231
Reclassification/CTA	334
As of December 31, 2021	(4,073)

Current service cost	(512)
Interest cost	(43)
Benefit paid
Actuarial gains and losses	2,227
Reclassification/CTA	11
As of December 31, 2022	(2,390)

United States of America
There is no defined benefit plan for Cellectis S.A.’s subsidiaries located in the United States.
Note 20. Commitments
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

F-6
3

Details of commitments

As of December 31, 2022	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands
License and collaboration agreements	15,330	1,450	2,900	2,900	8,080
Clinical & Research and Development agreements	344	344	—	—	—
IT licensing agreements	618	485	133	—	—

Total commitments	16,291	2,278	3,033	2,900	8,080

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
Note 21. Related parties
Key management personnel remuneration
Key management personnel include members of the Board of Directors and the CODM as of December 31, 2022, as described in Note 3.5.
Short-term employee benefits paid to key management personnel totaled to $6.3 million in the fiscal year 2020, $6.0 million in the fiscal year 2021 and $4.8 million in the fiscal year 2022.
On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.
Key management personnel received an aggregate of 929,765 securities in share-based remuneration (free shares and stock options) over the year ended December 31, 2022. The associated non-cash stock-based compensation expense of $0.4 million was recognized for 2022.

F-6
4

Other transactions with related parties
Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. These agreements were no longer in service in 2022.
Compensation paid for those services in the years ended December 31, 2020, 2021 amounted to $58 thousand, $71 thousand respectively.
Note 22. Subsequent events
On January
 4, 2023, Cellectis established an At-The-Market (ATM) Program on Nasdaq. Cellectis has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), pursuant to which it may offer and sell to eligible investors a maximum gross amount of up to $
60.0
million of American Depositary Shares (“ADS”), each representing one ordinary share of Cellectis, nominal value €
0.05
 per share, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The at-the-market (“ATM”) program is presently intended to be effective through the expiration of the existing registration statement, i.e.
July 6, 2025
, unless terminated prior to such date in accordance with the sales agreement or the maximum amount of the program has been reached. The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) as decided by the board of directors (the “Board”) of Cellectis on December 15, 2022 pursuant to the 11th and/or 13th resolutions adopted by the Combined General Meeting of Shareholders held on June 28, 2022 (or any substitute resolutions, adopted from time to time), within the limit of a maximum number of
13,645,293
ordinary shares (being the maximum authorized by the shareholders for each such resolution), representing a maximum potential dilution of approximately
23.04
% based on the share capital of the Company as of September, 2022. As a consequence of the follow-on offering and the upcoming issuance of EIB warrants for tranche A, we do not expect to issue additional shares from the ATM before the next Shareholders meeting.
On January 13, 2023, Calyxt , and Cibus, and the other parties thereto entered into the definitive Merger Agreement under which Calyxt and Cibus will merge in an all-stock transaction. Under the terms of the Merger Agreement, Calyxt will issue shares of its common stock to Cibus shareholders in an exchange ratio such that upon completion of the merger, Calyxt shareholders are expected to own approximately 5% of the combined company, subject to adjustments permitted by the Merger Agreement. The Boards of Directors of both companies unanimously approved the Calyxt Merger. Concurrent with the execution of the merger agreement, certain officers of Calyxt, all of Calyxt’s directors, and Cellectis executed support agreements in favor of the Calyxt Merger.
On February 7, 2023, Cellectis has announced launch of a follow-on offering of $22 million of its ADS. Jefferies LLC and Barclays Capital Inc. (the “Underwriters”) acted as joint book-running managers for the Global Offering. Pricing occured on February 2, 2023, at $2.50 per ADS for 8,800,800 ADSs to be issued. Bpifrance Participations, Baillie Gifford & Co. and Long Focus Capital Management LLC, existing shareholders of the Company, were allocated in the aggregate more than half of the ADS sold in the global offering. On February 7, 2023, Cellectis has announced the exercise by the underwriters, Jefferies LLC and Barclays Capital Inc., of their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs (the “Additional ADSs”). As a consequence, the total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 for the base offering plus the Option exercise bringing the gross proceed to $24.8 million. The aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses, amounted to approximately $22.8 million.

F-6
5

On March 1, 2023, as stated in the Merger Agreement, Calyxy’s Board of Directors authorized the grant of 3,487,503

RSUs to all employees. These awards will vest upon completion of the Transactions, and accordingly, the expense associated with these awards will be recognized over the period from the date of grant to the estimated closing date of the Transactions. Consequently, after the completion of the Transaction, and subject to the issuance of some or all of such RSUs, Cellectis will own approximately
 2.4% of
Calyxt.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By: André Choulika
Title: Chief Executive Officer

Date: March 14, 2023