Form 20-F/A
period 2022-12-31
Cellectis S.A.
filed 2023-10-31
CIK 1627281

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

EXPLANATORY NOTE
This Amendment No. 1 on Form

20-F/A

(this “Amendment”) amends the Annual Report on Form

20-F

of Cellectis S.A. and its consolidated subsidiaries (the “Company”) for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on March 14, 2023 (the “Original Filing”).
The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II of the Original Filing. In accordance with Rule

12b-15

promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule

12b-15

under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Amendment pursuant to Rule

13a-14(a)

of the Exchange Act. Because no financial statements have been included in this Form

20-F/A

and this Form

20-F/A

does not contain or amend any disclosure with respect to Item 15, paragraphs 3, 4 and 5 of the certifications have been omitted. Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

PART II

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

Finally, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Under French law, our shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s shareholders’ meeting pursuant to which shareholders may delegate their authority to the Executive Board to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Rule 5635, we follow our French home country practice, rather than complying with this Nasdaq rule.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account nonbinding recommendations of the relevant board committee.

PART III

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

104.1	Cover Page Interactive Data File (formatted as Inline XBRL)				Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By: André Choulika
Title: Chairman and Chief Executive Officer

Date: October 31, 2023