Form 20-F
period 2023-12-31
Cellectis S.A.
filed 2024-04-29
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .

For the transition period from to .

Commission file number 001-36891

CELLECTIS S.A.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

France

(Jurisdiction of incorporation or organization)

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

(Address of principal executive office)

Marie-Bleuenn Terrier General Counsel Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

Tel: +33 (0)1 81 69 16 00, Fax: +33 (0)1 81 69 16 06

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one	“CLLS”	Nasdaq Global Market
American Depositary Shares, each representing one
Ordinary shares, nominal value €0.05 per share*		Nasdaq Global Market*

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.05 per share: 71,751,201 as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included on the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) to, “Cellectis,” the “Company,”” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole (in the case of Calyxt, Inc., only until May 31, 2023), unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc,. as of May 31,, 2023) and its subsidiaries, taken as a whole. With respect to disclosures relating to the period before May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc., collectively. With respect to disclosures relating to the period after May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this Annual Report on Form 20-F are the property of Cellectis. All other trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in U.S. dollars. All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

All references in this Annual Report to “$,” “U.S. dollars” and “dollars” mean U.S. dollars and all references to “€” and “euros” mean euros. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

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
•
the potential benefits of our licensing agreements and our ability to enter into future arrangements;
•
the ability and willingness of licensees or partners to actively pursue development activities under our licensing agreements;
•
our receipt of milestone or royalty payments pursuant to our licensing agreements with Allogene Therapeutics, Inc. (“Allogene”), Les Laboratoires Servier and Institut de Recherches Internationales Servier (together “Servier”) and AstraZeneca Ireland Limited (“AZ Ireland”);
•
our ability to maintain and establish collaborations or obtain additional grant funding;
•
future sales of our ordinary shares by AstraZeneca Holdings B.V. ("AZ Holdings") and the market price of our ordinary shares and ADSs;
•
significant influence over us by the group of companies including AZ Holdings, AZ Ireland and their respective affiliates (referred to as "AstraZeneca" in this Annual Report) and the continuing involvement of certain of our directors with AstraZeneca and its affiliates;
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
•
developments relating to our competitors and our industry, including competing therapies and technologies.

You should refer to the section of this Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward- looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

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
•
We have not generated significant revenues and have incurred significant operating losses since our inception. While the amount of our future net losses will depend, in part, on the amount of our future operating expenses and our ability to obtain funding, realize payments under our licensing arrangements, and obtain reimbursements of research tax credit claims, we anticipate that we will continue to incur significant losses for the foreseeable future.
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
•
License relationships may not be successful, including as a result of failures by our licensees or partners to perform satisfactorily or to devote resources to advance product candidates under our arrangements with them.
•
Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences
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
•
We identified a material weakness in our internal control over financial reporting. If we are not able to remediate the material weakness and otherwise maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence, and the value of our securities could be adversely affected.

Risks Relating to our Relationships with AstraZeneca:

•
AstraZeneca has significant influence over us.
•
Future sales of our ordinary shares by AZ Holdings could cause the market price for our ordinary shares and ADSs to fall.
•
Conflicts of interest may arise as a result of the continuing involvement of certain of our directors with AstraZeneca and its affiliates.

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
•
If we are classified as a PFIC for 2023 or any future taxable year, there may be adverse U.S. federal income tax consequences to U.S. holders.
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

We are a clinical-stage biopharmaceutical company and devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates and the advancement of our clinical trials. Investment in biopharmaceutical product development is highly speculative because it entails both substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. Our most advanced product candidates remain in clinical development. We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. As a result, we are not profitable and have incurred net losses in each period since our inception. For the year ended December 31, 2023, we reported a net loss of $116.8 million from continuing operations, our research and development expenses were $87.6 million. As of December 31, 2023, we had an accumulated deficit attributable to the shareholders of Cellectis of $405.8 million.

Notwithstanding our ongoing clinical trials, it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a biopharmaceutical product. Even if we or our licensees or partners successfully commence and complete clinical trials and obtain regulatory approval to market a product, any future revenues will depend upon the size of any markets in which the products are approved for sale as well as the market share captured by such products, market acceptance of such products and levels of reimbursement from third-party payors.

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

We are subject to various risks related to public health crises, that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.

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

With cash and cash equivalents of $136.7 million as of December 31, 2023, and taking into account the €15.0 million under Tranche B of the €40.0 million Finance Contract with the European Investment Bank (the "EIB") received in January 2024, and the $140 million equity investment we expect to receive (the "Additional Investment") pursuant to the subsequent investment agreement dated November 14, 2023 (the "Subsequent Investment Agreement") between us and AZ Holdings, the Company believes its cash and cash equivalents will be sufficient to fund its operations into, assuming receipt of such funds, 2026 and therefore for at least twelve months following the consolidated financial statements’ publication.

Our ability to raise additional capital may be limited. If we raise additional capital through the sale of additional equity or convertible securities, current ownership interests may be diluted and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. For example, in connection with the Finance Contract, the Company has also agreed to enter into a warrant agreement with the EIB with respect to the issuance of warrants to the EIB in connection with, and as a condition to, the funding of each tranche under the Finance Contract. In April 2023, in connection with the disbursement of the €20.0 million Tranche A, the Company issued 2,799,188 warrants to the EIB, and in January 2024, the Company announced the issuance of 1,460,053 warrants to the EIB in connection with the disbursement of €15.0 million Tranche B of the EIB financing. In addition, in November 2023, the Company announced the issuance of 16,000,000 new ordinary shares to AZ Holdings under the Initial Investment Agreement signed between us and AZ Holdings dated November 1, 2023 (the "Initial Investment Agreement"), and following the filing of this Annual Report, the Company expects to issue 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares to AZ Holdings pursuant to the Subsequent Investment Agreement signed between us and AZ Holdings. Due to any future issuances of shares of our common stock, including pursuant to the warrants issuable to the EIB if any, and the Subsequent Investment Agreement, our shareholders may experience immediate dilution and, as a result, our stock price may decline.

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

Global financial markets have been negatively impacted as a result of global pandemics such as COVID-19 and military and regional conflicts, such as the invasion of Ukraine by Russia and the Middle East conflict. If these disruptions persist or deepen, or if other global events have a significant impact on the global financial markets, we could experience an inability to access additional capital or an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Our TALEN technology involves a relatively new approach to gene editing, using sequence-specific deoxyribonucleic acid (DNA)-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may have difficulty creating nucleases for certain gene sequences that we may seek to target, which could limit the usefulness of our technology. Our technology may also not be shown to be effective in clinical studies that we or licensees of our technology may conduct, or may be associated with safety issues that may negatively affect our development programs. For instance, gene-editing may create unintended changes to the DNA such as a non-target site gene-editing, a large deletion, or a DNA translocation, any of which could lead to oncogenesis. In the ALPHA2 trial being conducted by our licensee, Allogene, Allogene observed a chromosomal abnormality, and the FDA placed Allogene’s clinical trials on hold following this observation. While Allogene reported that its investigation concluded that gene editing was not responsible for the chromosomal abnormality and the hold was resolved, we or our licensees may discover future abnormalities caused by gene editing or other factors that would impact our development plans.

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

From time to time, we or our licensee partners may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we and our licensees or partners have published preliminary data from on-going clinical studies, such data is preliminary in nature, does not bear statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. Particular caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies—such results should not be viewed as predictive of future results. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials for the same product candidates or in clinical trials for other allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates.

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

An unfavorable outcome in one or more of our or our licensees’ or partners’ clinical trials would be a major setback for our product candidates and for us and may require us or our licensees or partners' to delay, reduce or re-define the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.

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
•
the placing of a clinical hold on our licensees’ or partners' clinical trials —for example, clinical holds were placed on our AMELI-01 Study in September 2018 and on our now discontinued MELANI-01 Study in July 2020 and on all of our licensee Allogene’s AlloCAR T clinical trials in October 2021 and remained in place until the FDA permitted these trials to restart in November 2018, November 2020 and January 2022, respectively;
•
unfavorable interpretations by FDA or similar foreign regulatory authorities of interim data;
•
determinations by the FDA or similar foreign regulatory authorities that a clinical trial protocol is deficient in design to meet its stated objectives;
•
failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
•
serious safety issues, including drug-related side effects experienced by patients in clinical trials—for example, following patient safety issues, including patient death, related to cytokine release syndrome, or CRS, patient recruitment for our AMELI-01 Study and for our NaThaLi-01 Study were paused, in accordance with their respective protocols, pending the implementation of modified protocol treatment strategies, and commenced in October 2022 and in August 2023, respectively;
•
failure of our or our licensees’ or partners' third-party contractors to meet their contractual obligations in a timely manner; or
•
lack of, or failure to, demonstrate efficacy of our products candidate.

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

Our business and future success depends on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our most advanced product candidates, UCART123, UCART22 and UCART20x22, our ability to develop and manufacture products candidates for AstraZeneca, and the ability of our licensees or partners to advance the product candidates that they are developing pursuant to licenses from us. Because our lead product candidates, and UCART product candidates of our licensees or partners, are among the first allogeneic products to be clinically evaluated, the failure of any such product candidate, or the failure of other allogeneic T cell therapies, may impede our ability to develop our product candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of our entire pipeline of allogeneic T cell therapies. If significant events, such as significant GvHD or chromosomal abnormality events, are observed with the administration of our or our licensees’ product candidates, or if any of the product candidates is viewed as less safe or effective than autologous therapies, our ability to develop other allogeneic therapies may be significantly harmed. For example, all of the clinical trials of our licensee, Allogene, were put on clinical hold due to an observation in Allogene’s ALPHA2 trial. While that clinical hold has been resolved, we could be subject to clinical holds in the future due to any similar unexpected observations or as a result of adverse patient outcomes or other issues.

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

Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond our existing cash on hand. There can be no assurance that any of our product candidates will successfully complete the foregoing regulatory approval processes. We do not expect any of the product candidates we or our licensees or partners develop to be commercially available for many years and some or all may never become commercially available.

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

We operate two in-house manufacturing facilities—a facility in Paris, France, which is dedicated to the manufacturing of certain raw and starting material for our investigational products, and a facility in Raleigh, North Carolina, which is dedicated to the production of our investigational products. Both facilities are fully operational and in December 2022, the first patient was dosed with our in-house manufactured product candidate UCART22. Despite our manufacturing success to date, we have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively exploiting such in-house manufacturing capabilities at the scale required for advanced clinical trials or commercialization. We may face additional challenges, including, among others, cost overruns, process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, timely availability of reagents or raw materials, equipment failures, labor shortages, natural disasters and power failures. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to effectively and efficiently manufacture our product candidates. Any of these factors could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. In addition, we may never obtain the regulatory approvals to manufacture our commercial products in our in-house manufacturing facilities.

Any changes to manufacturing processes may result in additional regulatory approvals.

The manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval for the jurisdictions in which we or our licensees or partners will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, FDA or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we or any CMOs on which we rely are unable to reliably produce product candidates or products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.

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

For example, there have been adverse events (including, in some instances, patient deaths) in CAR-T trials conducted in the United States by our competitors as well as in our AMELI-01 clinical study and now discontinued MELANI-01 clinical study, which have led to clinical trial holds or protocol-based pauses in patient recruitment. In addition, on October 7, 2021, the FDA placed a clinical hold on all of our licensee Allogene Therapeutics’ clinical trials following a chromosomal abnormality detected in ALLO-501A, which hold was removed by the FDA in January 2022. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to the respective product candidates and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays, stronger labeling for approved product candidates and a decrease in demand for any such product candidates.

Monitoring and managing toxicities in patients receiving our product candidates is challenging, which could adversely affect our ability to obtain regulatory approval and commercialize.

For our clinical trials of our product candidates, we contract or will contract with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA or equivalent foreign regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved, on a commercial basis could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and/or may have a detrimental impact on the efficacy of the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.

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

In addition, competition among clinical trials in the same therapeutic areas may reduce the number and types of patients available to participate in our or our licensees’ or partners' clinical trials. Because the number of qualified clinical investigators is limited, we expect to conduct some clinical trials at the same sites as our competitors, which may reduce the number of patients available for our clinical trials at such sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because of the novel nature of our product candidates, potential patients and their doctors may be less likely to enroll in our clinical trials relative to clinical trials for more conventional therapies.

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

If we or our licensees’ or partners are unable to enroll a sufficient number of patients to conduct clinical studies as planned, it may be necessary to delay, limit or terminate such clinical studies, which could have a material adverse effect on our business and financial condition. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.

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

We have seen similar adverse events for allogeneic CAR T product candidates. In the currently ongoing UCART product candidate clinical studies, the most common severe or life-threatening adverse events include CRS, cytopenia and infections. As reported, there have been patient deaths in the AMELI-01 Study and the now discontinued MELANI-01 Study as well as in clinical trials conducted by our licensees or partners, including deaths attributable to UCART immuno-therapy. In the future, additional patients may experience severe adverse events related to UCART product candidates, some of which may result in death. In addition, our allogeneic CAR T cell product candidates undergo gene engineering by using lentivirus and TALEN nucleases that can cause insertion, deletion, or chromosomal translocation. These changes can cause allogeneic CAR T cells to cause additional adverse events.

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

As more patients are included in our and our licensee’s clinical trials, previously less common, side effects and adverse events may also emerge. Additional UCART product candidates that enter clinical development may also cause similar or more severe toxicities, particularly if such product candidates require higher dose levels or are administered to higher risk patient populations.

Any undesirable side effects could cause us, our licensees or partners or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Treatment-related side effects could also adversely affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, certain side effects of UCART product candidates are not normally encountered in the general patient population or by medical personnel familiar with more conventional therapies. Although we provide training to medical personnel involved in clinical trials for our product candidates, failure of medical personnel to recognize or manage potential side effects of our product candidates could exacerbate adverse outcomes and potentially result in patient deaths.

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

On May 11, 2021, we entered into each of a partnership agreement and a supply agreement with Genzyme Corporation, or Genzyme, regarding alemtuzumab to be used as part of the lymphodepleting regimen in certain Cellectis-sponsored UCART clinical trials. As part of the agreement, Genzyme supplies alemtuzumab to support Cellectis’ clinical studies, and the parties agreed to enter into discussions to execute an additional agreement for the commercial supply of alemtuzumab by Genzyme to Cellectis under pre-agreed financial conditions. Following this agreement, we are implementing the use of alementuzumab as a Cellectis investigational medicinal product, coded as CLLS52, in the clinical protocols AMELI-01, BALLI-01, and NaThaLi-01 in the United States and in the relevant European Union member states. These clinical studies are currently conducted at specialized centers that are experienced at managing patients with advanced malignancies as well as toxicities associated with immunomodulatory therapies. We will monitor the safety profile of CLLS52 and ensure our pharmacovigilance reporting responsibilities as sponsor. If the EMA, FDA or other regulatory agencies further limit the use of alemtuzumab or anti-CD52 antibodies, or if the FDA, EMA or other relevant regulatory agencies issues additional requirements for the use of CLLS52, our clinical programs could be adversely affected.

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

If we or our licensees or partners fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, and our business and results of operations may be harmed.

Even if we or our licensees or partners successfully complete clinical trials of product candidates, those candidates may not be commercialized successfully for other reasons.

Even if we or our licensees or partners successfully complete clinical trials for one or more product candidates, those candidates may not be commercialized for other reasons, including:

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

Successful sales of our product candidates, if approved, depend, in part, on the availability of adequate coverage and reimbursement from third- party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

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

Coverage and reimbursement policies vary, and obtaining coverage and reimbursement approval of a product from a government or other third- party payor is a time-consuming and costly process that could require us or our licensees or partners to furnish on a payor-by-payor basis supporting scientific, clinical and cost-effectiveness data for the use of our products, with no assurance that coverage or adequate reimbursement will be obtained. Even if coverage for a product is obtained, reimbursement rates may be inadequate to achieve profitability or may require co-payments that patients find unacceptably high.

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

Our future profitability, if any, will depend, in part, on our ability and the ability of our licensees or partners to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to additional risks and uncertainties related to operating in foreign countries, including:

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

Although we manufacture and store our clinical product supplies internally, we may have to rely on third parties for commercial production and processing of our product candidates, if approved.

Although our two in-house manufacturing facilities in Paris, France, and Raleigh, North Carolina, are both operational for manufacturing of clinical supplies, we may not be able to effectively scale our manufacturing to meet our anticipated commercial needs, in the event that any of our product candidates are approved. We continue to rely on third parties to manage other aspects, including some testing, as well as distribution and release logistics. We do not have long-term agreements in place with such third parties for these testing, distribution and logistics activities. Accordingly, there can be no assurance that we will not experience supply or manufacturing disruptions in the future and any such issues may limit our ability to recruit new patients for our clinical trials.

We have not yet caused our product candidates to be manufactured or processed on a commercial scale and may not be able to achieve manufacturing and processing and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy commercial demands for any of our product candidates. Our self-manufactured clinical supply is also limited to small quantities and any latent defects discovered in our supply could significantly delay our development timelines. We do not have agreements in place with CMOs to support commercial production of our cell therapies in the event that our internal manufacturing capabilities are insufficient.

In addition, although we have an agreement with Genzyme for the supply of alemtuzumab to be used in our sponsored UCART clinical trials, we have not executed an agreement for the commercial supply of alemtuzumab and Genzyme has the right to terminate the agreement under certain conditions. If we are unable to contract with CMOs on acceptable terms or at all, this could result in delays in our product development efforts and/or the commercialization of our product candidates.

To the extent we rely on CMOs in the future, they will be subject to the same risks we face in our own manufacturing operations, as described above. See “Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.”

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

We and our licensees or partners rely on medical institutions, clinical investigators, CROs and contract laboratories to carry out, or otherwise assist with, clinical trials or to perform data collection and analysis and on CMOs for the manufacturing of certain product candidates and starting materials. While we and our licensees or partners have agreements governing these services, we and our licensees or partners have limited control over such third parties’ actual performance. Nevertheless, we or our licensees or partners, as applicable, are responsible for ensuring that such clinical trial is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards. Reliance on a third party does not relieve the sponsor of a clinical trial of any regulatory responsibilities, including compliance with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, good manufacturing practices, or GMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected.

If we, our licensees or partners, our respective CROs, or our respective investigators or trial sites, or our respective CMOs fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in the applicable clinical trial may be deemed unreliable or otherwise not usable and the regulatory authorities and they may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates.

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

We are party to licensing or collaboration relationships, which may not advance or be successful.

We have entered into licensing or collaboration agreements with partners, such as Allogene, Servier and AstraZeneca under which our partners have or have the right to obtain exclusive development and commercialization rights with respect to certain product candidates. We may in the future enter into additional similar relationships. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our licensees or partners.

Our reliance on certain licensing or collaboration arrangements may pose a number of risks, including the following:

•
we and our collaboration partners, including AstraZeneca may fail to satisfactorily perform research and development activities pursuant to the applicable collaboration agreement;
•
licensees or partners may not perform or prioritize their obligations as expected;
•
clinical trials conducted pursuant to licensing agreements may not be successful;
•
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
•
licensees or partners could develop, independently or with third parties, products that compete directly or indirectly with our product candidates;
•
product candidates developed pursuant to licensing or collaboration agreements may be viewed by our partners as competitive with their independently developed product candidates or products, which may cause them to devote limited resources to the product candidate’s development or commercialization;
•
a collaborator may not commit sufficient resources to the commercialization, marketing and distribution of any product candidate;
•
disagreements with licensees or partners, including over proprietary rights, contract interpretation, or the preferred course of development, may cause delays or termination of the development or commercialization of such product candidates, or may result in time- consuming and expensive legal proceedings;
•
licensees or partners may not properly obtain, maintain, protect, defend or enforce intellectual property rights or may improperly use proprietary information;
•
disputes may arise with respect to the ownership of intellectual property developed pursuant to our licensing or collaboration agreements;
•
licensees or partners may infringe, misappropriate or otherwise violate third-party intellectual property rights, which may expose us to litigation and potential liability;
•
licensing agreements may be terminated for convenience by the partner and, if terminated, the development of product candidates may be delayed or stopped;
•
the negotiation of licensing or collaboration agreements may require substantial attention from our management team; and
•
we could face significant competition in seeking appropriate licensees or partners, and the negotiation process is time-consuming and complex.

We rely on these licensing or collaboration arrangements to help us finance the development and commercialization of our own biopharmaceutical products. Our success depends, in part, on our ability to collect milestone and royalty payments from our licensees or partners. To the extent our licensees or partners do not aggressively and effectively pursue product candidates for which we are entitled to such payments, we will not realize these significant revenue streams, which may slow our overall development progress and could have an adverse effect on our business and future prospects.

In addition, our license or collaboration agreements are generally terminable at will upon specified prior notice. If one or more collaborator terminates a license or collaboration agreement, this could have an adverse effect on our revenues. If we do not receive anticipated payments, our development of product candidates could be delayed and we may need additional resources to develop our product candidates.

Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences,

Under the License, Development and Commercialization Agreement dated March 6, 2019, between us and Les Laboratoires Servier SAS and Institut de Recherches Internationales Servier SAS (collectively, “Servier”), as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier currently holds an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including UCART19, ALLO-501 and ALLO-501A, in the field of anti-tumor adoptive immunotherapy (collectively, “CD19 Products”). The exclusive rights for the development and commercialization of CD19 Products in the United States have been sublicensed by Servier to Allogene.

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

While we are envisaging all available options and contractual remedies to address the foregoing matters, we have initiated an arbitration proceeding through the Centre de Médiation et d'Arbitrage de Paris. We are requesting that the arbitral tribunal issue a decision (i) terminating the Servier License Agreement, and (ii) requiring Servier to pay us fair financial compensation for losses incurred due to the lack of development of the licensed products and for non-payment of milestone payments for milestones that have been achieved under the Servier License Agreement. Although a favorable determination by the arbitral tribunal, if achieved, would return development and commercialization rights for the licensed products to us, and potentially provide monetary compensation to us for incurred losses, such determination could also increase our costs and expenses and would terminate Servier's financial obligations to us under the Servier License Agreement. If the arbitral tribunal does not rule in our favor or grants counterclaims made by Servier, this could have negative financial impact on our business.

Unless an amicable resolution is reached with Servier, we may incur additional costs and expenses relating to any dispute with Servier. In addition, the development and commercialization of the CD19 Products may be delayed, and our relationship with Servier and its sublicensee, Allogene, may be further strained. Any failure to successfully resolve these issues could have a significant adverse impact on our business, financial condition and prospects.

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

In addition, certain vendors faced challenges in obtaining donor material during the COVID-19 pandemic. Future health crises could result in challenges to our vendors’ abilities to secure sufficient donor material to manufacture our product candidates.

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

Our reliance on third parties and our licensees or partners requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third party service providers for certain activities in our development process, we must, at times, share trade secrets with them. In addition, we are required to share certain trade secrets with our licensees or partners pursuant to the terms of our licensing and collaboration agreements. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, licensing agreements, consulting agreements or other similar agreements with our licensees, partners, subcontractors, advisors, employees and consultants prior to beginning research, services or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are incorporated into the technology of others, or are disclosed or used in violation of these agreements. Parties with whom we share confidential information may also be acquired by competitors, which may increase the risk that these entities might breach their confidentiality obligations and share our confidential information with the acquirer.

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

As of December 31, 2023, we had 216 full-time employees. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.

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

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, we may be sued if our product candidates cause, or are perceived to cause, injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our licensees, our partners, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates.

In addition, regardless of merit or eventual outcome, product liability claims may result in: decreased demand for our product candidates; impairment of our business reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to trial participants, patients or other claimants; loss of revenue; exhaustion of any available insurance and our capital resources; the inability by us and our licensees and partners to commercialize our product candidates; and a decline in our share price.

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

In the EU, we are subject to the European Regulation (EU) No. 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State legislations complementing the GDPR. GDPR and EU Member State legislation apply to the collection and processing of personal data, including health-related information, of individuals in the EU by companies established in the EU and, in certain circumstances established outside of the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the informed consent of the individuals to whom the personal data relates, (ii) the Information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data from countries in the European Economic Area (EEA) to most countries in the world, including the U.S., unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing U.S. companies to import personal information from the EEA has been the European Commission’s Standard Contractual Clauses (SCCs). In addition, pursuant to an EU Commission decision dated July 10, 2023, data recipients located in the United States that have self-certified as complying with the principles of the Data Privacy Framework are deemed to provide a level of personal data protection equivalent to that of the European Union and transfers of personal data from the EU to such U.S.-based organizations can now take place, without additional framework. At present, there are few, if any, viable alternatives to the SCCs, on which we have relied for personal information transfers from Europe to the United States organizations that have not taken steps to comply with the new "Data Privacy Framework" (the list of the compliant organizations is managed and published by the U.S. Department of Commerce) and other countries outside of the EEA. In relation to SCCs, new sets of SCCs were published on June 4, 2021 and, since December 27, 2022, such new sets must be used for all transfers relying on SCCs. Most importantly, the use of SCCs no longer automatically ensures compliance with the GDPR. Instead, companies remain required to conduct a data transfer impact assessment for each transfer, which adds a compliance burden. The GDPR has thus increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations. Potential pecuniary fines for noncompliant companies may be up to €20 million or 4% of annual global revenue, whichever is higher.

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

We identified a material weakness in our internal control over financial reporting as of December 31, 2023. The failure to establish and maintain effective internal control over financial reporting could adversely affect our ability to produce timely and accurate financial statements and could harm investor confidence in our Company and the trading price of ordinary shares and ADSs.

As a U.S. public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year.

In connection with the preparation of our audited financial statements for the year ended December 31, 2023, we identified a material weakness in our internal controls over financial reporting related to a lack of formality of accounting processes and controls over significant non-routine transactions and a design and operating deficiency associated with a lack of sufficient qualified resources with sufficient technical knowledge to identify and timely resolve complex accounting matters. This material weakness arose primarily as a result of material errors in the accounting treatment for the Astrazeneca arrangements and the deconsolidation of Calyxt at the closing date of the merger between Calyxt and Cibus Global, LLC. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In response to the material weakness discussed above, our management is implementing a remediation plan, discussed further in Item 15 of this Annual Report, which it believes will remediate the material weakness that has been identified. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we fail to remediate our material weakness and to maintain effective internal control over financial reporting adequate to meet the requirements of the Sarbanes-Oxley Act, investors may lose confidence in our financial reporting, the price of our ordinary shares and ADSs could decline and our access to the capital markets could be restricted, and our business and reputation may be harmed.

The remediation of our material weakness and compliance with the requirements of the Sarbanes-Oxley Act require that we incur substantial accounting expense and expend significant management attention and time on compliance-related issues. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate our existing material weakness and to avoid potential future material weaknesses.

Risks Relating to our Relationships with AstraZeneca

AstraZeneca has significant influence over us.

AZ Holdings is our single largest shareholder. As of December 31, 2023, AZ Holdings beneficially owned approximately 22,4% of our ordinary shares, and immediately following the Additional Investment contemplated by the Subsequent Investment Agreement, AZ Holdings is expected to own approximately 44.0% of our ordinary shares representing approximately 30% of the voting rights of the Company's ordinary shares (based on the number of voting rights outstanding as of the date of this Annual Report). In light of such ownership, AstraZeneca may be in a position to exercise significant influence over matters affecting shareholders or requiring shareholder approval, including the election of the board of directors of the Company, amendments to our By-laws, and any delegation to the board of directors of the power to issue new shares or other equity securities.

In addition, pursuant to the Subsequent Investment Agreement, AZ Holdings has certain rights, including the right to nominate up to two directors to our board of directors, approval rights over a limited number of material Company actions and pre-emptive rights entitling AZ Holdings to maintain its pro rata beneficial ownership in the Company. Upon the consummation of the Additional Investment contemplated by the Subsequent Investment Agreement, two AZ Holdings nominees, Mr. Marc Dunoyer and Mr. Tyrell Rivers, will be appointed to our board of directors which will be expanded to 11 members at such time. For more information, see "Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships."

Further, AZ Ireland is a significant collaboration partner for the Company. Pursuant to the AZ JRCA with AZ Ireland 25 genetic targets have been exclusively reserved for AZ Ireland, from which up to 10 candidate products could be explored for development, and AZ Ireland will have an option for a worldwide exclusive license on the candidate products.

Accordingly, while not controlling the Company, AstraZeneca has significant influence over us. There can be no assurance that AstraZeneca’s interests will align with our interests or the interests of other shareholders.

Moreover, our ordinary shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where AstraZeneca did not have the ability to significantly influence or determine matters affecting us. Also, AstraZeneca’s significant interest in us may discourage transactions involving a change of control of the Company or may otherwise limit the price that a potential acquirer might be willing to pay in the future for our ordinary shares.

Future sales of our ordinary shares by AZ Holdings could cause the market price for our ordinary shares and ADSs to fall.

Sales of a substantial number of our ordinary shares by AZ Holdings could occur at any time. Such sales, or the market perception that such sales may occur, could significantly reduce the market price of our securities. We cannot predict the effect, if any, that future public sales of our ordinary shares beneficially owned by AZ Holdings or the availability of these ordinary shares for sale will have on the market price of our ordinary shares and ADSs. If the market price of our securities were to drop as a result, this might impede our ability to raise additional capital and might cause a significant decline in the value of the investments of our other shareholders.

The intentions of AZ Holdings regarding its long-term economic ownership of our ordinary shares are subject to change as a result of changes in the circumstances of AstraZeneca, changes in our management and operation and changes in laws and regulations, market conditions and our financial performance.

Conflicts of interest may arise as a result of the continuing involvement of certain of our directors with AstraZeneca.

In light of AZ Holdings' right effective following the closing of the Additional Investment to nominate two directors for appointment by our board of directors, some of our directors, from time to time, may have relationships with or be employed by AstraZeneca. For example, Mr. Marc Dunoyer is Chief Strategy Officer of AstraZeneca and Chief Executive Officer of Alexion, AstraZeneca Rare Disease, and Dr. Tyrell Rivers is Executive Director of Corporate Ventures at AstraZeneca. While all of our directors are required to act in our best interests and we implement policies and procedures to mitigate potential conflicts of interest, our relationship with AstraZeneca may appear to create conflicts of interest when our board of directors is faced with decisions that could have different implications for us and AstraZeneca. If our policies and procedures to address and manage potential conflicts of interest are ineffective, conflicts of interest could materialize or fail to be properly addressed. Such potential conflicts of interest and the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, including with competitors of such related parties, which could harm our business and results of operations.

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

These various regulatory authorities, review committees and advisory groups, their rules and guidelines, as well as new or revised rules or guidelines that they promulgate or recommend from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAR T-cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

As we or our licensees or partners advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 studies are being sponsored by Servier and Allogene, they are directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our licensees or partners and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART123, UCART22 and UCART 20x22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory requirements.

Even if we obtain regulatory approval in a jurisdiction for the product candidates we develop, the approval will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information. Any regulatory approvals received for the product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. For example, the holder of an approved BLA in the United States is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. Similarly, in the EU, pharmacovigilance obligations are applicable to all medicinal products. In particular, any marketing authorization holder has legal obligations to continuously collect data and conduct pharmacovigilance, i.e., the activities relating to the detection, assessment, understanding and prevention of adverse reactions and other medicine-related problems. Data have to be transmitted to the authorities within defined timelines, and any emerging concern about the benefit-risk balance has to be notified immediately. If necessary, competent authorities may request further investigations, including formal studies. Regulatory procedures exist for updating product information and implementing other safety measures. In addition to those obligations, holders of a marketing authorization for gene or cell therapy products must detail, in their application, the measures they envisage to ensure follow-up of the efficacy and safety of these products. In cases of particular concern, marketing authorization holders for gene or cell therapy products in the EU may be required to design a risk management system with a view to identifying, characterizing, preventing or minimizing risks related to those products, and may be obliged to carry out post- marketing studies and submit them to the EMA for review. In the United States, the holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar provisions apply in the EU. In particular, any amendment to the marketing authorization (e.g., manufacturing processes, therapeutic indication(s), product information, etc.) must be reviewed by the EMA for medicinal products having received a centralized marketing authorization valid across the entire EU. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

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

If we or our licensees or partners fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, national competent authorities may:

•
issue a warning letter asserting a violation of the law;
•
seek an injunction or impose civil or criminal penalties or monetary fines;
•
suspend or withdraw regulatory approval;
•
suspend or terminate any ongoing clinical trials;
•
refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our licensees or partners;
•
restrict the marketing, distribution or manufacturing of the product;
•
seize or detain product or otherwise require the withdrawal or recall of product from the market;
•
destroy or require destruction of products;
•
refuse to permit the import or export of products; or
•
refuse to allow us to enter into supply contracts, including government contracts.

Any of the foregoing regulatory actions could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit the ability to commercialize products and generate revenues. In addition, the FDA’s policies, and policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our licensees or partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our licensees or partners are not able to maintain regulatory compliance, marketing approval that has been obtained may be lost and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

We believe that if any of our product candidates is approved in the United States as a biological product under a BLA, it should qualify for the 12-year period of referenced product exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, which would significantly harm our business, results of operations and prospects. In addition, even if we or our licensees or partners were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products (in jurisdictions where pricing is approved), may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

We plan to seek orphan drug status for some or all of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with such status, which may cause our revenue, if any, to be reduced.

We plan to seek orphan drug designation for some or all of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested at any time before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Although we intend to seek orphan product designation for some or all of our product candidates, we may never receive such designations.

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

We may seek fast-track designation and review for some or all of our product candidates. If a drug is intended for the treatment of a serious or life- threatening condition or disease, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation. Thus, even if we believe a particular product candidate is eligible for this designation, we cannot assure that the FDA would decide to grant it. Moreover, even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and such designation does not assure ultimate approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

Even if we or our licensees or partners obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our licensees or partners may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA or in another jurisdiction by the requisite regulatory agencies in such other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our licensees or partners’ ability to develop, manufacture, promote and sell our product candidates internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell the product candidates in the EU and many other jurisdictions, we and our licensees or partners must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional pre-clinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or our licensees or partners fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected.

Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we or our licensees or partners may decide to first seek regulatory approvals of a product candidate in countries other than the United States, or we or our licensees or partners may simultaneously seek regulatory approvals in the United States and other countries, in which case we or our licensees or partners will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. Obtaining regulatory approvals from health authorities in countries outside the United States and the EU is likely to subject us or our licensees or partners to risks in such countries that are substantially similar to the risks associated with obtaining approval in the United States or the EU described herein.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain regulatory approval for any of our product candidates.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect our ability or our licensees or partners’ ability to set a price for our products that we believe is fair, to achieve profitability, and to obtain and maintain market acceptance by patients and the medical community.

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

Moreover, this political and legislative uncertainty could harm our and our licensees or partners’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

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

Manufacturing at our in-house manufacturing facilities requires significant resources and substantial regulatory engagement. Our commercial manufacturing facility in Raleigh, North Carolina, will be subject to FDA inspection, including preapproval inspections, which we may never successfully complete. Even if the facility is appropriately qualified, we will be subject to ongoing periodic announced or unannounced inspection by the FDA, the Drug Enforcement Administration and other foreign agencies to ensure strict compliance with cGMPs, and other government regulations. Accordingly, bringing our own commercial manufacturing capabilities online and maintaining compliant manufacturing capabilities may be costlier than we anticipate or may result in delays.

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

Risks Related to Calyxt, Inc.

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (the "Merger"). Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023 and continue to be presented as the results of discontinued operations until that date.

On June 1, 2023, we owned 2.9% of the equity interests of Cibus.. In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2023, our lease guaranty represents a liability in the amount of $22.9 million over the remaining 14-year lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend Cibus’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof. However, due to the potential amount of the payment obligation and the uncertainty about Cibus' ability to make payments under or indemnify us in connection with the lease and guaranty, this indemnification may not be sufficient to cover the possible payment obligation arising out of this guaranty. As a result, our continuing potential liability pursuant to the lease guaranty and our potential obligation to pay the remaining liability amount could have a material adverse effect on our business, financial condition, cash flows or results of operations.

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

In addition to contractual measures that we implement in our agreements with third-party service providers and in licensing agreements, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee, consultant, or collaborator with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate or sufficiently swift remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed or lawfully reverse-engineered by others in a manner that could prevent legal recourse by us.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2024 to 2042, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. In the EU, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate for patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must still be applied for and granted on a country-by-country basis and their protection is subject to exceptions. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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

Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our licensing arrangements. These agreements provide that we must negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the arrangement. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective licensing arrangement. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a collaborator’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products and technology, or may lose our rights in that intellectual property. Either outcome could have a material adverse effect on our business.

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

We have rights, through licenses from third parties and under patents that we own, to the intellectual property to develop our product candidates. Because our programs may involve additional product candidates or improved formulations of existing product candidates that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights or to do so on commercially reasonable terms. For example, we sometimes collaborate with academic institutions to accelerate our research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans.

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

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Dr. André Choulika, our co-founder and Chief Executive Officer and Dr. David Sourdive, our co-founder and Executive Vice President CMC and Manufacturing. Although we maintain “key person” insurance policies on the lives of our co-founders, the loss of the services of our co-founders or other key executive officers could have a material adverse effect on us.

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

As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2023 include the accrual for a French research tax credit related to 2022 for $5.6 million and research tax credit related to previous periods for $15 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, the administrative court (tribunal administratif) of Paris confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal (Cour administrative d'appel de Paris) and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense. By a decision dated December 13, 2023, the Paris Administrative Court of Appeal overturned the first-instance decision and ordered the reimbursement by the Company of $0.7 million.

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

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ended December 31, 2023 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this Annual Report).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC status.

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

We are engaged in the development of therapeutic products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cell product candidates in the field of immune-oncology and gene-edited hematopoietic stem and progenitor cells product candidates in other therapeutic indications. Although we do not make speculative investments in third-party companies’ securities, from time to time, we have entered into licensing or other commercial agreements for which we have agreed to accept company securities as consideration. Currently, we have entered into such arrangements with Primera Therapeutics, Inc. We believe we are not an investment company within the meaning of Section 3(a)(1)(C) of the Investment Company Act of 1940, or the US Investment Company Act. However, as a result of these and other investments, volatility in the value of our investments could result in us being deemed an investment company within the meaning of Section 3(a)(1)(C). We will monitor our assets regularly and take all necessary steps in order to seek to ensure that we are not deemed an investment company within the meaning of Section 3(a)(1)(C) or otherwise are required to register as an investment company under the US Investment Company Act in the future. The steps we may need to take could include selling all or part of our investments in those companies or investing in a greater proportion of tangible assets relative to our total assets. Depending on timing and other factors, taking one or more of these steps may serve as a distraction of management’s attention from our primary business or may require us to transact at undesirable market prices. If we are unable to take the necessary steps to avoid being inadvertently deemed an investment company or otherwise being required to register under the US Investment Company Act, we would not be able to offer our securities in the United States until we were no longer deemed an investment company under the US Investment Company Act. We could also be subject to other adverse consequences as a result thereof.

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

Based on our determination made on June 30, 2023 (the last business day of our most recently completed second fiscal quarter), we currently qualify as a foreign private issuer. The next determination will be made with respect to us on June 30, 2024.

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

As of June 30, 2023, approximately 22.4% of our securities were held by persons who were U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic public company would be significantly more than the costs we currently incur as a foreign private issuer.

It may be difficult to enforce civil liabilities against our company and directors and senior management and the experts named in this Annual Report.

Certain members of our board of directors and senior management are not residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States, to obtain jurisdiction over us or our non-U.S. resident senior management and directors in U.S. courts or obtain evidence in France or from French citizen or any individual being resident in France or any officer, representative, agent or employee of a legal person having its registered office or an establishment in a territory of France, in connection with those actions in actions predicated on the civil liability provisions of the US federal securities laws. In addition, it may also not be possible to enforce judgments obtained in U.S. courts against our non-U.S. resident senior management and directors or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a company in the company’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the company and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

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

Holders of ADSs are not treated as one of our shareholders and do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, through the custodian or the custodian’s nominee, is the holder of the ordinary shares underlying all ADSs. Holders of ADSs have only ADS holder rights. Among other things, ADS holder rights do not provide for double voting rights, which otherwise would be available to holders of ordinary shares held in a shareholders’ name for a period of at least two years. A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.

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

We are French société anonyme with our registered office in France. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in accordance with French law, while a double voting right is attached to each ordinary share which is held in registered form in the name of the same shareholder for at least two years, ordinary shares deposited with the depositary will not be entitled to double voting rights. Therefore, holders of ADSs who wish to obtain double voting rights will need to surrender their ADSs, withdraw the deposited shares, and take the necessary steps to hold such ordinary shares in registered form in the holder's name for at least two years. See "Item 16G—Corporate Governance".

The right of holders of our ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to holders of ADSs; Our preferred shares may cause further dilution.

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

Our "class A" preferred shares and our "class B" preferred shares once issued pursuant to the Subsequent Investment Agreement would benefit from a preferential distribution right in the event of a liquidation of the Company, which could cause substantial dilution and have an adverse effect on the value of our ordinary shares. In addition, our "class A" preferred shares and our "class B" preferred shares would be convertible, in whole or in part, at their holder’s option, into ordinary shares of the Company. Such conversion of our "class A" preferred shares and our "class B" preferred shares could result in significant dilution to our shareholders. For more information on our "class A" preferred shares and our "class B" preferred shares to be issued, see Exhibit 2.3 to this Annual Report, which is incorporated by reference herein.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $0.97 and as high as $47.66 through April 29, 2024. The market price of the ADSs may fluctuate significant in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares.

Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 42.35% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2023. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Cibus was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Cibus. Cibus was deconsolidated on June 1, 2023. Cibus's results are included in the Group's results until May 31, 2023, and continue to be presented as the results of discontinued operations until that date.

Our capital expenditures and additions to tangible and intangible assets for the years ended December 31, 2021, 2022 and 2023 together amounted to $19.7 million, $3.3 and $1.1 million respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Cellectis’ sites and investments in connection with the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2024 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

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
•
Safety. Avoid graft-versus-host disease (GvHD) through the inactivation of the T-cell receptor (TCR), which is responsible for T-cells’ recognition of non-self antigens; and
•
Persistence. Manage rejection and persistence of the UCART product candidate, through the option to inactivate CD52 or beta2- microglobulin (ß2M) genes respectively.

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

Our candidate products

We are directly developing product candidates internally and have also entered into licensing relationships with AstraZeneca, Allogene, and Servier. We believe that our agreements with AstraZeneca, Allogene and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field, in the field of gene editing and the strength of our intellectual property portfolio.

Under the AZ JRCA (as defined below), AZ Ireland has an exclusive right to pursue the development and commercialization of products for a total of 10 selected candidate products.

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

We have also a license agreement with Iovance Biotherapeutics, Inc. ("Iovance"). In addition, under the License, Development and Commercialization Agreement dated March 6, 2019, between Servier and us, and as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier has an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A, in the field of anti-tumor adoptive immunotherapy (Allogene’s product candidate developed pursuant to a sublicense by Servier to Allogene).

The exclusive rights for the development and commercialization of UCART19 in the United States have been sublicensed by Servier to Allogene.

For more information about these licensing relationships, see "Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships."

Historical Overview – Product Candidates Being Developed Pursuant to Licenses

AstraZeneca

Under the AZ JRCA, AZ Ireland has an exclusive right to pursue the development and commercialization of products for a total of 10 selected candidate products.

UCART19

In 2016, Servier commenced two Phase 1 clinical studies for the first version of UCART19, one in adult Acute Lymphoblastic Leukemia (ALL), referred to as the CALM study, and one in pediatric ALL, referred to as the PALL study. We refer in this Annual Report to the CALM and the PALL Studies, collectively as the UCART19 Studies.

In November 2020, the Phase 1 of the UCART19 Studies were completed. Servier has informed us that no additional patients are planned for enrollment.

ALLO-501 and cemacabtagene ansegedleucel or cema-cel (previously known as ALLO-501A)

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

In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1/2 clinical study for ALLO-501A in NHL, which is referred to as the “ALPHA2 Study”. The ALLO-501A candidate product was created to omit the rituximab recognition domains originally added in ALLO-501, allowing for use in a broader patient population, including those NHL patients with recent rituximab exposure.

In February 2021, Allogene announced that the FDA had granted fast track designation to ALLO-501A for r/r LCBL.

In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s CAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 Study. In January 2022, Allogene announced that the FDA removed the clinical hold on all of its AlloCAR T clinical trials.

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

In January 2024, Allogene announced it will focus on the development of its investigational product cemacabtagene ansegedleucel, or cema-cel (previously known as ALLO-501A), as part of a first line treatment plan for newly diagnosed and treated LBCL patients who are likely to relapse and need further therapy (ALPHA3 pivotal Phase 2 clinical trial). As a result, Allogene announced it will deprioritize the currently enrolling third line (3L) LBCL ALPHA2 and EXPAND trials. Furthermore, Allogene announced a new Phase 1b ALPHA2 cohort of up to 40 relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) patients to be treated with the investigational product cema-cel.

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

Allogene - Other Programs

Allogene has additional programs in its pipeline under license, including ALLO-715 and ALLO-605, which target BCMA for the treatment of MM, ALLO-819, which targets FLT3 for the treatment of acute myeloid leukemia, ALLO-213, which targets DLL3 for the treatment of small cell lung cancer, and ALLO-182, which targets Claudin 18.2 for the treatment of gastric and pancreatic cancer.

Historical Overview – UCART Product Candidates We Are Developing

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

UCARTCS1

In December 2018, we submitted an IND application with respect to a proposed Phase 1 study to be conducted in r/r MM. In January 2019, the FDA approved the IND, and the first patient was dosed in October 2019 at MD Anderson Cancer Center (Houston, Texas). We refer in this Annual Report to this study as the UCARTCS1 Study or MELANI-01 Study.

On July 6, 2020, we announced that the MELANI-01 Study was placed on clinical hold by the FDA,which hold has been lifted by the FDA on November 17, 2020.

In May 2023, we announced our decision to stop enrollment and treatment of patients with UCARTCS1 under the MELANI-01 Study.

UCART20x22

In June 2022, we submitted an IND application with respect to a proposed Phase 1/2a study to be conducted in relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). In August 2022, the FDA approved the IND, and the trial is enrolling patients. We refer in this Annual Report to this study as the NaThaLi-01 Study.

Calyxt

Until July 2017, we fully owned Calyxt, Inc. Calyxt, through which our former Plants segment was carried out, was operating as a plant-based synthetic biology company that leveraged its proprietary technology to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals.

As of December 31, 2022 and February 28, 2023, Cellectis owned approximately 49.1% and 48.6%, respectively, of Calyxt’s common stock. On January 13, 2023, Calyxt and Cibus entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus would merge in an all-stock transaction. On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Cibus was reduced to 2.9% as of June 1, 2023, after the closing of the Merger, which resulted in Cellectis losing control of Cibus.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform.

The key elements of our strategy are to:

•
Advance our self-owned allogeneic UCART portfolio of product candidates up to the Biologics License Application (BLA) and commercialize them;
•
Continue to utilize our self-owned manufacturing network to produce commercial-grade UCART products for clinical use, as well as critical raw and starting materials of the UCART product candidates;
•
Structure a commercial launch plan for our self-owned product candidates;
•
Continue the research and development of our hematopoietic stem and progenitor cells (HSPC) platform (named .HEAL);

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers. Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an

“off-the-shelf” treatment. Each UCART product candidate is designed to target a selected antigen expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as ALL, AML, and NHL.

The following chart highlights our and our licensee's most advanced product candidates in clinical development:

1 cemacabtagene ansegedleucel has been developed under a collaboration agreement between Servier and Allogene based on an exclusive right to cemacabtagene ansegedleucel in the U.S. The ALPHA3 and ALPHA 2 studies target LBCL and CLL, respectively.

2 Phase 3 may not be required if Phase 2 is registrational.

3 ALLO-715 and ALLO-605 utilize TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the BCMA target. Allogene holds global development and commercial rights for this investigational candidate.

4 ALLO-316 utilizes TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the CD70 target. Allogene holds global development and commercial rights for this investigational candidate.

Definitional key to the above table: ALL. Acute Lymphoblastic Leukemia; AML. Acute Myeloid Leukemia; NHL. Non-Hodgkin's Lymphoma; RCC. Renal Cell Carcinoma; LBCL. Large B-Cell Lymphoma; CLL. Chronic Lymphocytic Leukemia.

Targeted Indications

r/r Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted incidence rate of ALL in the United States of 1.8 per 100,000 individuals per year, with approximately 6,660 new cases and 1,560 deaths estimated in 2022. The median age at diagnosis for ALL is 17 years with 53.9% of patients diagnosed at younger than 20 years of age. In contrast, 28.8% of cases are diagnosed at 45 years or older and only 13.5% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk- adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

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

Renal Cell Carcinoma (RCC)

Clear cell renal cell carcinoma (ccRCC) is the most common subtype of renal cancer. Approximately 79,000 new cases across all kidney and renal pelvis cancers are estimated to be diagnosed in the United States and 13,920 deaths were estimated in 2022, . While the median survival for patients with stage IV disease was a little over one year when cytokines were the predominant systemic therapies, analyses from the International Metastatic Renal Cell Carcinoma Database Consortium (IMDC) based upon more than 2,200 patients treated with targeted therapies report a median survival of 28 months in patients who were eligible for clinical trials. Another contemporary trial using targeted therapy reported a median survival of 28 to 29 months in patients treated with sunitinib or pazopanib, mirroring the IMDC results. Analysis using proteomic and immunohistochemistry techniques have demonstrated a high level of CD70 expression in clear cell renal cell carcinoma (ccRCC) cell lines and in more than 80% of human ccRCC tumor samples.

r/r Chronic Lymphocytic Leukemia (CLL)

The American Cancer Society's estimates for leukemia in the United States for 2024 are about 62,770 new cases of leukemia and about 23,670 deaths from leukemia (all kinds), of which about 20,700 new cases of CLL and about 4,440 deaths from CLL. CLL accounts for about one-quarter of the new cases of leukemia. The average person's lifetime risk of getting CLL is about 1 in 175 (0.57%). The risk is slightly higher in men than in women. CLL mainly affects older adults. The average age of people when they are diagnosed is around 70 years. It's rarely seen in people under age 40, and is extremely rare in children..

UCART123 for AML

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the alpha chain of the interleukin-3 receptor (IL3RA), or CD123, and is currently being developed for the treatment of AML.

Product Features

UCART123 is designed to become active, proliferate, secrete cytokines and kill CD123 expressing cells. UCART123 bears a CAR targeting the CD123 antigen, providing specificity for CD123 expressing cells. In addition, as with all UCART products, UCART123 lacks the TCR and is intended to be used in an allogeneic context. UCART123 activity could potentially lead to eradication of CD123-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification. The current version of UCART123 has, in addition of the suppression of the TRAC gene, the suppression of the CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody, such a alemtuzumab, as part of the preconditioning.

Clinical Development Status

The AMELI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with r/r AML. This trial is a dose-escalation study for UCART123 with 4 separate dose cohorts across different lymphodepletion regimens—lymphodepletion with either fludarabine and cyclophosphamide (FC) or FC with alemtuzumab (FCA). The primary endpoints of the trial are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD123 (UCART123) administered to patients with r/r AML; and to determine the maximum tolerated dose (MTD) of UCART123. An optimal dose of UCART123 will be recommended for Phase 2. The clinical study protocol allows for up to 60 patients to enroll in the dose escalation period and 18-37 patients in the dose expansion period of the Phase 1 study.

In March 2020, we filed an amendment to the protocol of the AMELI-01 Study to evaluate the addition of an anti-CD52 antibody to the lymphodepletion regimen compared to the pre-amendment fludarabine (F)-cyclophosphamide lymphodepletion regimen. An anti-CD52 antibody (alemtuzumab, A)-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART123 in AML. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. The AMELI-01 Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute Hospital Inc. (Tampa, Florida), Dana Farber/ Partners Cancer Care, Inc (Boston, Massachusetts), Cornell University for and on behalf of its Joan and

Sanford I. Weill Medical College and the New York and Presbyterian Hospital (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania), and Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York).

After a protocol-based pause in patient recruitment following a grade 5 event related to CRS, the protocol treatment strategy was modified and as of the date of this Annual Report, AMELI-01 is enrolling patients in the FCA 2-dose regimen arm. The arm incorporated the use of prophylactic tocilizumab, which is associated with reduced incidence of CRS.

Clinical Findings

In December 2022, we reported preliminary safety and efficacy clinical data from the Phase 1 AMELI-01 Study, at the American Society of Hematology annual meeting. This preliminary clinical data was collected prior to the protocol amendment described above.

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

The preliminary safety data showed that the FCA lymphodepletion regimen resulted in robust lymphodepletion for greater than 28 days in all patients. Seven out of nine patients demonstrated UCART123 expansion, with maximum concentration (Cmax) ranging from 13,177 to 330,530 copies/ μg DNA, an almost nine-fold increase compared with FC lymphodepletion regimen, and a significant increase in area under the curve.

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

As of the date of this Annual Report, the AMELI-01 Study is currently enrolling patients.

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

Clinical Development Status

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with r/r ALL. This trial is a dose-escalation and expansion study for UCART22 with 4 separate dose cohorts currently. The primary endpoints are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD22 (UCART22) administered to patients with r/r B-ALL and to determine the MTD and/or Recommended Phase 2 Dose (RP2D) of UCART22 in patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). Secondary objectives/endpoints include assessing the efficacy of UCART22 (rate of objective response) in relapsed or refractory B-ALL patients, and minimal residual disease (MRD)+ B-ALL patients; assessment of the duration of response, time to response, progression- free survival, and overall survival, MRD negative rate, and evaluating the pharmacokinetic and pharmacodynamic profile of alemtuzumab. An optimal dose of UCART22 will be recommended for the expansion phase. The clinical study protocol allows for up to 40 patients to enroll in the dose escalation period and 18-53 patients in the dose expansion period of the Phase 1/2 study.

In April 2020 and December 2020, we filed amendments to the protocol of the BALLI-01 Study to open the study to young adults and adolescents and to evaluate the addition of an anti-CD52 antibody (alemtuzumab) to the lymphodepletion regimen with this FCA lymphodepletion regiment compared to the pre-amendment FC lymphodepletion regimen. Alemtuzumab was added to the lymphodepletion regimen to sustain host T-cell and Natural Killer (NK) cell depletion and to promote UCART22 cell expansion and persistence. The anti-CD52 antibody-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART22 in ALL. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. In December 2021, the BALLI-01 Study was approved in France by the French drug agency, the ANSM.

The BALLI-01 Study is currently open to patient recruitment at Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), Hôpital Saint-Louis AP-HP (Paris, France), Hôpital Robert Debré AP-HP (Paris, France), CHU de Nantes (Nantes, France), and CHU de Rennes (Rennes, France), Sarah Cannon Research Institute, LLC and TriStar Bone Marrow Transplant, LLC (Nashville, Tennessee), Sarah Cannon Research Institute, LLC and HCA-HealthONE, LLC d/b/a Presbyterian/St. Luke’s Medical Center (Nashville, Tennessee and Denver, Colorado), Sarah Cannon Research Institute, LLC and St. David’s Healthcare Partnership, L.P., LLP d/b/a St. David’s South Austin Medical Center (Nashville, Tennessee and Austin, Texas), Sarah Cannon Research Institute, LLC and Methodist Healthcare System of San Antonio, Ltd., LLP d/b/a Methodist Hospital (Nashville, Tennessee and San Antonio, Texas), Regents of the University of Colorado for and behalf of the University of Colorado Anschutz medical Campus (Denver, Colorado), Hospices Civils de Lyon (Lyon, France).

As of the date of this Annual Report, we are enrolling patients of the BALLI-01 Study and the BALLI-01 Study is being conducted with UCART22 product candidate that has been fully manufactured in-house at our facility in Raleigh, North Carolina.

Clinical Findings

In December 2022, we presented positive preliminary clinical data from the Phase 1 BALLI-01 Study at a Live Webcast during the American Society of Hematology annual meeting. These data were from five patients who received UCART22 at DL3 (5x106 cells/kg) after lymphodepletion with FCA. No dose limiting toxicities were reported and no Grade 2 or higher CRS, ICANS or adverse events of special interest were observed. Evidence of UCART22 anti-tumor activity was observed in 60% (n=3) of the five patients at: (i) a patient experienced a durable minimal residual disease (MRD) negative complete response with incomplete count recovery (CRi) that continued beyond 6 months as of December 2022, (ii) a patient experienced an MRD negative complete response (CR) that continued beyond Day 56 as of December 2022, and (iii) patient experienced a morphologic leukemia-free state (MLFS) that continued beyond Day 84. All three of the responders failed multiple lines of prior therapy including multiagent chemotherapy, CD19- directed autologous CAR T cell therapy, and allogeneic stem cell transplant. Additionally, the patient with the MRD negative CR also failed both prior blinatumomab (a CD19-directed bi-specific antibody) and inotuzumab (a CD22-directed antibody-drug conjugate), while the two additional responders failed venetoclax based regimens.

In December 2023, we presented updated data of the Phase I BALLI-01 clinical trial at the American Society of Hematology Annual Meeting, including the following data:

•
In vitro comparability studies suggested that the new process used by Cellectis to manufacture in-house UCART22 ("UCART22 P2") is more potent than the process used by external CDMO to manufacture UCART22 ("UCART22 P1"). As of July 1, 2023, three patients were enrolled into the first UCART22 P2 cohort at dose level 2.
•
UCART22 P2 was administered after fludarabine, cyclophosphamide, and alemtuzumab (FCA) lymphodepletion regimen and was well tolerated. No DLTs or ICANS was observed, and the CRS observed was grade 1 or 2.
•
There was a higher preliminary response rate (67%) at dose level 2 with UCART22 P2 compared to 50% at dose level 3 (5 million cells/kg) with UCART22 P1.
•
UCART22 expansion was observed in the responding patients and correlated with increases in serum cytokines and inflammatory markers.

As of the date of this Annual Report, the BALLI-01 Study is currently enrolling patients.

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

Clinical Development Status

The NaThaLi-01 Study is currently open to patient recruitment at Dana-Farber/Mass General Brigham Cancer Care, Inc (Boston, Massachusetts), and Sarah Cannon Research Institute, LLC and St. David’s Healthcare Partnership, LP., LLP d/b/a St. David’s South Austin Medical Center (Austin, Texas), Rutgers, The State University (Piscataway, New Jersey), Clinica Universidad de Navarra (Pamplona, Spain), Hospices Civils de Lyon (Lyon, France), CHU Montpellier (Montpellier, France), Hôpital Saint Louis (Paris,

France), The University of Chicago (Chicago, Illinois), and H.U. Virgen del Rocio and Andalusian Public Foundation for Health Research Management in Seville (Seville, Spain).

In December 2023, we presented preliminary results of the Phase I NaThaLi-01 clinical trial evaluating UCART20x22 in patients with relapsed or refractory non-Hodgkin lymphoma (r/r NHL) at the American Society of Hematology Annual Meeting, including the following data:

•
As of July 1, 2023, three patients were enrolled and treated at dose level 1 with product manufactured in-house by Cellectis. CRS Grade 1 or 2 occurred in all patients, and all CRS resolved with treatment.
•
No ICANS or GvHD was observed. There were no UCART20x22 DLTs, and there was 1 DLT in connection with CLLS52 (alemtuzumab).
•
All patients responded at Day 28, with 1 partial metabolic response and 2 complete metabolic responses in patients who had failed prior autologous CD19 CAR T-cell therapies.
•
UCART20x22 expansion correlated with increases in serum cytokine and inflammatory marker levels as well as with CRS.

As of the date of this Annual Report, the NaThaLi-01 Study is currently enrolling patients.

CLLS52 (alemtuzumab) as anti-CD52 monoclonal antibody

Following the execution of the supply agreement we entered into with Genzyme relating to the supply of alemtuzumab, we are implementing the use of alementuzumab as a Cellectis investigational medicinal product, coded as CLLS52, in the clinical protocols AMELI-01, BALLI-01, and NaThaLi-01 in the United States and in the relevant European Union member states.

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

Programs Under Licensing Agreements

UCART19 for ALL (discontinued)

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

As of the date of this Annual Report, the Phase 1 of the UCART19 Studies have been completed. Servier has reported that no additional patients are planned for enrollment and all patients from both studies will continue the long-term follow-up as planned.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

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

ALLO-501 and cema-cel (ALLO-501A), for NHL and CLL

ALLO-501 (which we exclusively license to Servier pursuant to the Servier License Agreement, and which has been sublicensed to Allogene by Servier in the United States) is an allogeneic engineered T-cell product intended for the treatment of CD19-expressing hematologic malignancies. On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

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

In February 2020, Allogene announced that the FDA had approved the IND for the ALPHA2 Study. The ALPHA2 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial of ALLO-501A in adult patients with R/R large B-cell lymphoma, including DLBCL, or transformed FL. The Phase 1 portion of the ALPHA2 Study is designed to assess the safety and tolerability at increasing dose levels of ALLO-501A and identify the recommended doses of ALLO-501A and ALLO-647 (an anti-CD52 monoclonal antibody) for use in the Phase 2 portion of the trial. Allogene initiated the ALPHA2 Study in the second quarter of 2020.

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

In January 2024, Allogene announced it will focus development of cema-cel (or ALLO-501A), as part of the first line (1L) treatment plan for newly diagnosed and treated LBCL patients who are likely to relapse and need further therapy. Allogene announced it will deprioritize the currently enrolling third line (3L) ALPHA2 and EXPAND trials. Furthermore, Allogene announced a new Phase 1 ALPHA2 cohort of 12 CLL patients treated with the investigational product cema-cel.

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

In June 2023, Allogene presented long-term follow up data from the Phase 1 ALPHA/ALPHA2 trials of ALLO-501/501A in patients with r/r LBCL at the American Society of Clinical Oncology Annual Meeting. The updated analysis of ALPHA/ALPHA2 examined data from 12 CAR T-naïve patients with r/r LBCL who received a single dose of ALLO-501/501A manufactured using the Alloy™ process following a lymphodepletion regimen (FCA90) comprised of fludarabine and cyclophosphamide plus ALLO-647. The median time from enrollment to the start of therapy was three days and all 12 patients were followed through a minimum of six months (data cutoff April 20, 2023). As of the data cutoff, 7 of 12 (58%) patients achieved a CR and five (42%) maintained a CR through Month 6. Of the five patients who were in CR at 6 months, four (80%) remained in CR. The fifth patient had disease progression at 24 months. The median duration of response was 23.1 months with three patients remaining in remission for over 24 months and the longest remaining in remission for over 31 months. A safety analysis of 33 CAR T-naïve LBCL patients receiving Alloy™ process ALLO-501/501A product candidates at any dose and lymphodepletion schedule, including the 12 patients treated with the Phase 2 regimen, was also conducted. Treatment was generally well tolerated with no incidences of Grade 3 or greater cytokine release syndrome, and no cases of immune effector cell-associated neurotoxicity syndrome or graft versus host disease. Cytopenias and infections were manageable and comparable to the experience with autologous CAR T cell therapies in patients with r/r LBCL.

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

In April 2023, Allogene presented interim data from its Phase 1 TRAVERSE trial of ALLO-316, in an oral presentation at the American Association for Cancer Research Annual Meeting. As of the March 23, 2023 data cutoff, 19 patients were enrolled in the Phase 1 trial, 10 of whom had RCC confirmed to express CD70. The median time from enrollment to the start of therapy was five days. In the ongoing dose escalation phase of the TRAVERSE trial, patients will receive lymphodepletion followed by ALLO-316 at one of four cell dose levels (DL1= 40M cells, DL2= 80M cells, DL3=120M cells, DL4= 240M cells). The data reported to date is primarily from the DL1 and DL2 cohorts. Anti-tumor activity was primarily observed in patients with tumors confirmed to express CD70. Among 18 patients evaluable for efficacy, the DCR was 89%. In the 10 patients whose tumors were known to express CD70, the disease control rate was 100%, which included three patients who achieved partial remission (two confirmed, one unconfirmed). The longest response lasted until month eight. There was a trend toward greater tumor shrinkage in patients with higher levels of CD70 expression. There were 19 patients evaluable for safety. To date, ALLO-316 has demonstrated an adverse event profile generally consistent with autologous CAR T therapies. One dose-limiting toxicity of Grade 3 autoimmune hepatitis occurred in the second dose level. CRS was all low-grade with the exception of one Grade 3. Neurotoxicity, which is now defined more broadly, was generally low grade and reversible with most events being fatigue or headache. There were no cases of ICANS. Infections occurred in eight patients of which four were Grade 3+ including one Grade 5 respiratory failure due to Covid-19 infection deemed unrelated to study treatment. Grade 3+ prolonged cytopenia was observed in three patients (16%). There were no cases of graft-versus-host disease.

Other gene editing programs

Beyond our CAR-T programs, we are leveraging our TALEN gene editing platform to pursue additional development opportunities, both internally and in collaboration with third party companies and academic centers. We aim to enter the clinic with one or more gene editing programs beyond UCARTs in the future.

HEAL, the hematopoietic stem and progenitor cells platform for genetic diseases

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

In December 2021, we presented initial pre-clinical data from TalGlobin at the American Society of Hematology Annual Meeting. Initial pre-clinical data from TALGlobin show that TALEN is specific and efficient in correcting the mutated beta-globin gene, the underlying cause of SCD. The data also demonstrate that TALEN-based engineering could be used to correct the beta-globin gene mutation in HbSS patient-derived hematopoietic stem and progenitor cells. The data show up to 70% of HBB allelic correction, with only 9% of HBB biallelic inactivation and a low level of TALEN off-target cleavage. Genetic correction of HBB translates into high level of hemoglobin A expression (up to 47% HbA detected among total hemoglobin) and reversion of the sickling phenotype in differentiated red blood cells. Preclinical data show the capacity of TALGlobin01 edited cells to engraft in vivo using an immunodeficient mouse model. Collectively, the preclinical data demonstrate efficiency and safety of TALEN treatment in SCD patient- derived hematopoietic stem and progenitor cells.

In October 2022, we presented pre-clinical data from TalGlobin at the European Society of Gene and Cell Therapy 29th Congress. Overall, the results showed that non-viral DNA delivery associated with our TALEN gene editing technology reduces the toxicity observed with viral DNA delivery and allows high levels of HBB gene correction in long-term repopulating hematopoietic stem cells.

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

Our Licensing Relationships

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have established a relationship with AstraZeneca in addition to pursuing a strategy of forging strong relationships with pharmaceutical or clinical stage biopharmaceutical companies.

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

Under the Servier License Agreement, Cellectis grants to Servier, an exclusive worldwide, royalty bearing license with sublicensing rights under certain conditions, under certain of our patents and know-how to develop, manufacture and commercialize gene-edited allogeneic CAR T-cell products targeting CD19 and gene edited exclusively by Cellectis’ TALEN, in the field of anti-tumor adoptive immunotherapy. Servier, directly or through its sublicensees, will be solely responsible for the research, development and commercialization of these products. In addition, Servier confirms it will not pursue the development of five other targets for products using Cellectis technology and consequently Cellectis retains control over them.

In addition to an upfront payment of €25 million made by Servier following the execution of the amendment, the Servier License Agreement provides for aggregate additional payments that we initially estimated could total up to $410 million (although this amount may be adversely impacted by Servier's discontinuation of its involvement in the development of the CD19 Products), comprising payments for certain specified development and commercial milestones. We are also eligible to receive flat low double-digit royalties based on annual net sales of commercialized products. We are also entitled to a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purported to provide Allogene with the ability to elect to obtain a license to the CD19 Products outside of the United States. We do not believe that the Servier License Agreement permits Servier to grant such a world-wide sub-license to Allogene. We also believe that Servier has not complied with its performance obligations under the Servier License Agreement, which we believe may involve material breaches of the Servier License Agreement. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

Research Collaboration and Exclusive License Agreement with Iovance Biotherapeutics

On December 30, 2019, we entered into a research collaboration and exclusive worldwide license agreement with Iovance. Iovance licensed our TALEN technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. The worldwide exclusive license enables Iovance to use TALEN® technology to address multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of this license include development, regulatory and sales milestone payments to us, as well as royalty payments based on net sales of TALEN-modified TIL products.

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

On November 30, 2023, considering that the progress made in our negotiations with Cytovia was insufficient and in light of their failures to pay due and payable amounts under the note, we notified Cytovia of the termination of the Cytovia Agreement with immediate effect. Under the terms of the termination letter, Cytovia is no longer authorized to use the licenses and rights granted under the Cytovia Agreement, but remains liable for the outstanding amount of the Cytovia Note and for which Cytovia is currently in default.

Collaboration and Investment Agreements with AstraZeneca

On November 1, 2023, Cellectis and AstraZeneca announced that they entered into a Joint Research and Collaboration Agreement, an Initial Investment Agreement and the Subsequent Investment Agreement, each as discussed below.

Joint Research and Collaboration Agreement.

On November 1, 2023, we entered into a Joint Research and Collaboration Agreement with AZ Ireland (the “AZ JRCA”). Pursuant to the AZ JRCA, the parties will collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

During the period in which research activities are being conducted, Cellectis grants to AZ Ireland and its affiliates a non-exclusive, royalty-free, sublicenseable (under certain conditions) license to certain know-how and patents of Cellectis that are necessary for AZ Ireland to perform its research activities (the “Licensed Technology”).

Cellectis also granted AZ Ireland an exclusive option, on a candidate product by candidate product basis, to receive a worldwide, exclusive, royalty-bearing, sublicenseable (under certain conditions) license under the Licensed Technology to exploit (to make, have made, import, use, sell, or offer for sale) the relevant candidate product (any candidate product for which AZ Ireland exercises this option, a “Licensed Product”). AZ Ireland will have the sole right, at its expense, to develop and commercialize the Licensed Products following the exercise of such option, and Cellectis will provide a knowledge transfer of product, technology, and certain manufacturing information necessary to enable AZ Ireland to do the foregoing.

Prior to AZ Ireland’s exercise of an option with respect to any Licensed Product, Cellectis will have sole responsibility for all manufacturing activities for candidate products, at AZ Ireland’s cost and expense to the extent such costs constitute research costs under the AZ JRCA.

Until the earlier of the fifth anniversary of the effective date or the date upon which ten candidate products have been selected by AZ Ireland, Cellectis and its affiliates may not directly or indirectly exploit any product that is directed to a target identified under the AZ JRCA. Additionally, Cellectis and its affiliates may not, during the term, directly or indirectly exploit any product that is of the same modality as a candidate product or Licensed Product and directed to the same target (excluding specified targets).

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis, AZ Ireland will reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from approximately $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

Activities under the AZ JRCA will be implemented through joint research teams with oversight from a joint steering committee, each comprising representatives of Cellectis and AZ Ireland.

Unless earlier terminated in accordance with its terms, the AZ JRCA will expire on a Licensed Product by Licensed Product and country by country basis, upon the later of (i) the expiration of the last to expire of the patent rights covering a Licensed Product, (ii) the expiration of the first to expire regulatory exclusivity period in a given country, and (iii) the expiration of a customary term following the first commercial sale of a Licensed Product in a given country. If AZ Ireland does not exercise any options for Licensed Products, then the AZ JRCA will expire sixty days following the completion of the last research plan. Both parties may also terminate (i) for a material breach by the other party that is not cured within 90 days of the breaching party’s receipt of notice from the non-breaching party of such material breach, and (ii) for the other party’s insolvency or bankruptcy.

The AZ JRCA includes customary provisions in respect of confidentiality obligations, representations and warranties, indemnification, and audit and information rights.

Initial Investment Agreement

AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5.00 per share (the “Initial Investment”). Following the Initial Investment, AZ Holdings owned approximately 22% of the share capital, and 21% of the voting rights of the Company, Pursuant to the Initial Investment Agreement, for so long as AZ Holdings and its affiliates hold, in aggregate, at least 20% of the share capital and voting rights of the Company. AZ Holdings shall be entitled to subscribe on the same terms as other investors for its pro rata share on a non-diluted basis of any securities issued by the Company, subject to certain customary exceptions such as issuances of securities of the Company pursuant to incentive equity compensation plans.

In addition, under the Initial Investment Agreement, AZ Holdings is entitled to nominate an individual as a non-voting observer (censeur) on the board of directors of the Company and is entitled to certain information rights to allow it to comply with its legal, regulatory and accounting obligations and manage its tax affairs.

The Company has agreed to provide AZ Holdings with certain registration rights in connection with the Initial Investment, including agreeing to register the resale of any shares acquired by AZ Holdings pursuant to the Initial Investment and the Subsequent Investment Agreement. AZ Holdings’ registration rights include demand rights, including with respect to up to two underwritten offerings in any calendar year, as well as customary piggyback rights, in each case subject to customary suspension and cut-back provisions.

The Initial Investment Agreement includes customary representations and warranties of the parties and provides for certain indemnification rights of the Company and AZ Holdings in respect of specified losses.

Subsequent Investment Agreement

In addition to the AZ JRCA and the Initial Investment Agreement, on November 7, 2023, the Company and AZ Holdings entered into the Subsequent Investment Agreement.

Under the Subsequent Investment Agreement, AZ Holdings would make a further equity investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share (the “Additional Investment”). Until they convert into ordinary shares, the “class A" convertible preferred shares would have single voting rights and would not carry any double voting right at any moment, and the “class B” would carry no voting rights except on any distribution of dividends or reserves. Both class of preferred shares would have a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and would be convertible into the same number of ordinary shares with the same rights as the outstanding ordinary shares. All the conditions precedents to the closing are met and the closing should occur on the earlier of (i) the third business day following the approval by the Cellectis' board of directors of the Company's annual and consolidated account for the financial year ended on December 31, 2023, and (ii) May 7, 2024 or such other date as may be agreed in writing by the parties. Immediately after the closing of the Additional Investment, it is anticipated that AstraZeneca would own approximately 44.0% of the share capital of the Company and 30% of the voting rights of the Company (based on the number of voting rights outstanding as of the date of this Annual Report) and pursuant to the Subsequent Investment Agreement and the Company's shareholders decision dated December 22, 2023, Mr. Marc Dunoyer and Mr. Tyrell Rivers will, subject to closing of the Additional Investment, serve on the Company's board of directors as members designed by AZ Holdings. Further, certain business decisions are subject to AZ Holdings’ approval, including, in particular, winding up any company of the Cellectis group, issuing securities senior to or pari passu with the convertible preferred shares or any shares without offering AZ Holdings the option to purchase its pro rata share of such securities (subject to customary exceptions, including issuances under employee equity incentive plans), declaring or paying dividends, prepaying indebtedness before due, and disposing of any material assets concerning gene editing tools or manufacturing facilities and selling, assigning, licensing, encumbering or otherwise disposing of certain material IP rights.

The Additional Investment was approved on December 22, 2023, at an extraordinary general meeting of the shareholders of Cellectis.

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
•
Persistence. Manage rejection and persistence of the UCART product candidate, through the option to inactivate CD52 or beta2- microglobulin (ß2M) genes respectively with or without expression MHC class I antigen E protein.
•
Improved or novel functionalities. Develop products with new properties, such as becoming, through PD1 or TGFBR2 inactivation, refractory to tumor- deployed T-cell inhibition mechanisms; or such as boosting CAR T-cell activity by controlled expression of immunomodulatory molecules, through targeted gene insertion at specific chosen loci.

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

We have developed several ß2M-specific TALEN allowing high efficiency of gene inactivation in combination with TRCα-specific TALEN (up to 88% double knock-out). We have shown on human and mouse cell models that ß2M inactivation improves allogeneic cell survival in the presence of alloreactive T-cells, and we are pursuing the ß2M inactivation approach for some of our preclinical candidates. We have also developed a single gene editing modification allowing resistance to both alloreactive T-cells and NK cells at the same time, by inserting the HLA-E molecule at the ß2M locus with high efficiency. While ß2M inactivation provides resistance to alloreactive T-cells ß2M knock-out cells can become the target of NK cells (missing- self response). HLA-E acts as a ligand to NK cell inhibitory receptors.

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

The manufacturing process of our allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, allogeneic, engineered CAR T-cells. UCARTs are meant to be readily available CAR T-cells for a large patient population. The specificity of those allogeneic therapies is that T-cells from healthy donors are genetically edited with our proprietary technology, TALEN®, to seek and destroy cancer cells. TALEN- based gene editing is designed to suppress T-cell alloreactivity (and, for certain UCART product candidates, to confer resistance to alemtuzumab to the T-cells). New properties may also be introduced by inserting genes with potential therapeutic benefits at various loci.

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

Towards manufacturing autonomy with two state-of-the-art plants

In order to enhance our manufacturing autonomy, we have established two manufacturing facilities. First, in Raleigh, North Carolina, USA, we have developed an approximately 80,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of clinical and commercial UCART products. The Raleigh facility commenced production of UCART product candidates in 2021. Our product candidates UCART22 and UCART20x22 used respectively in the BALLI-01 and NaThaLi-01 Studies have been manufactured in our Raleigh site. Second, in Paris, France, we have completed construction of an approximately 14,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of certain critical raw and starting material for clinical supply, with the potential to supply commercial raw and starting materials. The Paris facility commenced production of raw and starting materials in 2020. We expect to continue to use certain third-parties manufacturers to complement Cellectis’ internal manufacturing facilities.

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

The most relevant issued patents in our portfolio consist of approximately 66 Cellectis-owned and 12 in-licensed U.S. patents, 49 Cellectis-owned and 5 in-licensed European patents, and 214 Cellectis-owned and 26 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 31 Cellectis-owned and 2 in-licensed U.S. patent applications, 41 Cellectis-owned and 1 in-licensed European patent applications, 141 Cellectis-owned and 7 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 372 owned and in-licensed granted patents, and 223 owned and in-licensed patent applications.

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

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “ —Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2024 to 2038. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2024 to 2041. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our most advanced product candidates, UCART19, UCART123, UCART22, UCARTCS1 and UCART20x22 are summarized below.

Gene Editing Platform

Our UCART product candidates rely upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 214 patents or pending patent applications in various countries, comprising 43 in-licensed and 98 Cellectis owned issued patents among which 26 are US granted patents and 13 European granted patents. Certain of these issued patents and pending patent applications, which expire between 2031 and 2041, cover product claims or process claims relevant to each of our product candidates, including UCART19, UCART123, UCART22, UCARTCS1 and UCART20x22.

Our gene-editing platform and each of our UCART product candidates benefits from the protections conferred by several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Among our main patents EP2997141, EP3189073, EP3126390, EP3004349 and EP3116902 are under opposition before the European Patent Office.

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

The approved autologous CAR-T cell programs are:

•
tisagenlecleucel (Kymriah®) commercialized by Novartis AG, first approved by the FDA in August 2017 for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse;
•
axicabtagene ciloleucel (Yescarta®) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, first approved by the FDA in October 2017 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy;
•
brexucabtagene autoleucel (Tecartus™) commercialized by Kite Pharma, a subsidiary of Gilead Sciences, first approved by the FDA in July 2020 for the treatment of adult patients with relapsed or refractory mantle cell lymphoma;
•
lisocabtagene maraleucel (Breyanzi™) commercialized by Bristol Myers Squibb, first approved by the FDA in February 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy;
•
idecabtagene vicleucel (Abecma™) commercialized by Bristol Myers Squibb and bluebird bio, first approved by the FDA in March 2021 for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody; and
•
ciltacabtagene autoleucel (Carvykti™) commercialized by Janssen Biotech, Inc. and Legend Biotech Corp., first approved by the FDA in February 2022 for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.

Due to the promising therapeutic effect of T-cell therapies in clinical exploratory trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies. In particular, we expect to compete with therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T-cells harvested, propagated ex vivo and re-infused into patients. In February 2024, Iovance announced that the FDA has approved the commercialization of lifileucel (Amtagvi™) for the treatment of adult patients with unresectable or metastatic melanoma previously treated with a PD-1 blocking antibody, and if BRAF V600 mutation positive, a BRAF inhibitor with or without a MEK inhibitor. We also expect to compete with therapies using genetically engineered T-cells, rendered reactive against tumor-associated antigens prior to their administration to patients. While a substantial part of our competitors are currently focused on autologous therapies, an increasing number of companies are developing an allogeneic CAR-T cell approach. Here, we differentiate ourselves by using our proprietary gene-editing capabilities to add specific features to our T-cell products, such as cancer drug resistance or resistance to checkpoint inhibition.

Our competitors include:

•
Autologous and Allogeneic CAR T-cell space: Juno Therapeutics, Inc. (in collaboration with Editas Medicine Inc.), acquired by Celgene Corporation and acquired since by Bristol-Myers Squibb; Bluebird bio, Inc. (in collaboration with Celgene Corporation, acquired since by Bristol-Myers Squibb), Ziopharm Oncology Inc. (in collaboration with Intrexon Corporation), Kite Pharma Inc. (in collaboration with Amgen Inc. and with Sangamo Therapeutics Inc.), acquired by Gilead Sciences Inc., Novartis AG (in collaboration with Intellia Inc.), Johnson & Johnson (in collaboration with Transposagen Biopharmaceuticals Inc.), Precision Biosciences (in collaboration with Servier), Regeneron Pharmaceuticals Inc. (in collaboration with Adicet Bio Inc), Fate Therapeutics Inc. (in collaboration with Janssen), CRISPR Therapeutics Inc., Caribou Biosciences Inc., Takeda Pharmaceutical Company Limited, Mustang Bio, Atara Biotherapeutics Inc., (in collaboration with Bayer), Adaptimmune (in collaboration with Astellas), Poseida Therapeutics Inc., BioNTech SE, Vor Therapeutics Inc., Autolus Therapeutics plc., Bellicum Pharmaceuticals, Inc., and Celyad S.A.
•
Gene-editing space: CRISPR Therapeutics Inc. (in collaboration with Bayer AG and Vertex Inc.), Editas Medicine, Inc. (partnered with Allergan and Celgene), Intellia Therapeutics, Inc. (partnered with Novartis), Precision BioSciences, Inc., Sangamo BioSciences, Inc. (partnered with Kite/Gilead and Pfizer), Vertex/Exonics Therapeutics (partnered with CRISPR Therapeutics), Prime Medicine Inc. and Beam Therapeutics Inc.

We also face competition from non-cell based treatments offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., Novartis AG and F. Hoffman-La Roche AG. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharmaceuticals. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, IRB, and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life- threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

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

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to facilitate the development, and expedite the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new products are eligible for Fast Track designation if they are intended to treat a serious or life- threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product candidate at any time during the clinical development of the product candidate. Under the Fast Track program, the FDA may consider the review of sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

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

Breakthrough Therapy / Regenerative Medicine Advanced Therapy Designation

Under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, the FDA established a Breakthrough Therapy Designation which is intended to expedite the development and review of products that treat serious or life-threatening conditions. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the features of Fast Track designation, as well as more intensive FDA interaction and guidance. The Breakthrough Therapy Designation is a distinct status from both accelerated approval and priority review, but these can also be granted to the same product candidate if the relevant criteria are met.

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

In order to distribute products commercially, we will need to comply with federal and state laws and regulations that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

Furthermore, under the CTR, deadlines for regulatory approvals are shortened with a view to accelerating the authorization process. The CTR also established an EU Portal which is designed to act as a single entry point for submission of data and information relating to clinical trials. The CTD will continue to apply in parallel to the CTR until January 30, 2025 to certain trials only. From January 31, 2025 onwards, only the CTR will apply, and all ongoing clinical trials that are under the regime of the CTD and expected to be ongoing after January 30, 2025 need to be transitioned to the legal framework of the CTR by means of the Clinical Trials Information System (CTIS).

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

The Centralized Procedure is mandatory for certain types of products, namely: medicinal products derived from certain biotechnology processes, orphan medicinal products, medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other autoimmune dysfunctions and viral diseases. The Centralized Procedure is also mandatory for ATMPs, which comprise gene therapy, somatic cell therapy and tissue engineered products. In this regard, on May 28, 2014, the EMA issued a recommendation that Cellectis’ UCART19 be considered a gene therapy product under Regulation (EC) No 1394/2007 on ATMPs. The Centralized Procedure is optional for other products containing a new active substance not yet authorized in the EEA, or for products that are deemed to constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each Member State’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. The CHMP has 210 days to adopt an opinion as to whether a MA should be granted. The process usually takes longer as additional information is requested, which triggers clock- stops in the procedural timelines. Based on the CHMP’s opinion the European Commission will adopt a decision on the granting of the marketing authorization. In case of ATMPs, the CHMP must consult with the CAT on any scientific assessment necessary to draw up its scientific opinion.

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

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life- threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan drug designation must be submitted before the application for marketing authorization.

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

EU Supplementary Protection Certificates

In the EU, Supplementary Protection Certificates (SCPs) are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must currently be applied for and granted on a country-by-country basis. On April 27, 2023, the European Commission issued proposals for a new EU regime for a unitary SPC complementing the unitary patent. If adopted, these new rules could introduce a centralized procedure for the grant of national SPCs, as well as a centralized examination procedure for the grant of a new unitary SPC.

Additional Protection for Pediatric Indications in the EU

In the EU, companies developing a new medicinal product must agree to a PIP with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver is granted by the EMA on request by the applicant (e.g., because the relevant disease or condition occurs only in adults). The PIP requirement also applies when a MA holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The MA application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Once all the studies and measures agreed have been conducted in accordance with the PIP, products are eligible for a six month extension of the protection under a supplementary protection certificate – or “SPC”—(if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is granted subject to specific conditions. These conditions include that the applicant demonstrates having complied with all the measures contained in the PIP, that the summary of product characteristics, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP, and that the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication.

EU Pharmaceutical Reform

On April 26, 2023, the European Commission issued its proposal for a revision of several legislative instruments related to medicinal products, including orphan and pediatric products. Amongst other things, the proposal aims to revise, and potentially reduce, the duration of the data and market exclusivity, revise the marketing authorization procedure, broaden the possible post-authorization conditions, extend the reasons for a refusal of a marketing authorization, introduce more restrictive PIP waivers, increase the possible PIP obligations, etc. The proposed revisions must be adopted by the European Parliament and European Council before they can become law. The proposals may be substantially revised before adoption, and there is no guarantee that they will ultimately be adopted.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. Other than as set forth in "Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings", we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C.
Organizational Structure

Cellectis, or Cellectis S.A., is a société anonyme, or S.A., organized under the laws of the French Republic.

Group Structure as of December 31, 2023

Subsidiary Name	Jurisdiction of Incorporation	Ownership & Voting Interest Held By Cellectis S.A.

Cellectis, Inc.	Delaware	100% (held directly)
Cellectis Biologics, Inc.	Delaware	100% (held indirectly through Cellectis, Inc.)

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with subsidiaries

D.
Property, Plant and Equipment

Cellectis S.A. leases a 5,846 square-meter facility in Paris for administrative and research and development activities. The lease commenced on April 1, 2011 and has a term that expires on November 30, 2028. This property includes, our approximately 14,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of certain raw and starting material for clinical supply, with the potential to supply commercial raw and starting material.

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

Financial Overview

The following selected statements of consolidated operations data for the years ended December 31, 2021, 2022 and 2023 and the selected statement of consolidated financial position data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements for the years, and as of, December 31, 2021, 2022 and 2023 are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
	2021		2022		2023
	$ in thousands
Revenues and other income	38,597		25,725		9,193
Operating expenses
Cost of revenue	(1,844)		(1,772)		(737)
Research and development expenses	(117,840)		(97,501)		(87,646)
Selling, general and administrative expenses	(22,882)		(17,494)		(16,812)
Other operating income and expenses	488		1,377		(1,300)
Operating income (loss)	(103,481)		(89,666)		(97,302)

Financial gain (loss)	6,731	-	(8,935)	-	(19,163)

Income tax	-		(87)		(371)
Income (loss) from continuing operations	(96,749)		(98,688)		(116,835)
Income (loss) from discontinued operations	(28,358)		(15,345)		8,392
Net income (loss)	(125,107)		(114,034)		(108,443)
Attributable to shareholders of Cellectis	(114,197)		(106,139)		(101,059)
Attributable to non-controlling interests	(10,910)		(7,894)		(7,384)

Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(2.55)		(2.33)		(1.77)
Number of shares used for computing
Basic and diluted (1)	44,820,279		45,547,359		57,012,815
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(101,700)		(98,069)		(93,973)

(1)
See Note 18 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(2)
Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
(3)
Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We define Adjusted Net Income (Loss) attributable to shareholders of Cellectis as our Net Income (Loss) attributable to shareholders of Cellectis, adjusted to eliminate the impact of Non-cash stock- based compensation expense. See “Note Regarding Use of Non-IFRS Financial Measures” for important information. Please refer below for a reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. See “Note Regarding Use of Non-IFRS Financial Measures.

Statement of Consolidated Financial Position Data

	As of December 31,
	2021	2022	2023
	$ in thousands
Current financial assets and Cash and cash equivalents	186,135	97,697	203,815
Other assets	195,941	163,519	130,456
Total assets	382,076	261,216	334,270
Shareholders' equity	236,474	125,941	84,695
Non current liabilities	96,254	72,279	94,431
Current liabilities	49,348	62,996	155,144
Total shareholders' equity and liabilities	382,076	261,216	334,270

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(114,197)	(106,139)	(101,059)
Adjustment of non-cash stock-based compensation expense from continued operations:
Research and development expenses	9,381	4,098	3,952
Selling, general and administrative expenses	2,113	1,945	1,281
Total non-cash stock-based compensation expense from continued operations	11,493	6,043	5,233
Adjustment of non-cash stock-based compensation expense from discontinued operations	1,625	4,132	3,859
Non-cash stock-based compensation expense attributable to non controlling interests	(621)	(2,105)	(2,006)
Adjusted Net Income (Loss) attributable to shareholders of Cellectis **	(101,700)	(98,069)	(93,973)

** Non-IFRS financial measure. See "Note Regarding Use of Non-IFRS Financial Measures" for important information.

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic UCART product candidates in the field of immuno-oncology, gene-edited hematopoietic stem and progenitor cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune- system activity.

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases. .HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs.

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our former Plants segment is presented as assets held for sale as of December 31, 2022 and discontinued operations for the year-end periods ended December 31, 2023 and 2022. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

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

As of December 31, 2023, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March

4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 8, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier.

As of December 31, 2023, we were eligible to receive payments pursuant to the AZ JRCA of an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products covered by the AZ JRCA, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

For the twelve-month period ended December 31, 2023, we mainly derived our Therapeutics revenues from the research collaboration and exclusive license agreement with Iovance, and from other license agreements for the use of our TALEN technology.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

We are currently sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at eight sites for the AMELI-01 Study, at sixteen sites for the BALLI-01 Study, and at nine sites for the NatHaLi-01 Study as follow, each as described above under “Item 4. Information on the Company—B. Business Overview—UCART Pipeline.”

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

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•
progress our sponsored clinical trials AMELI-01, BALLI-01, and NATALI-01 and initiate additional clinical trials for other self-owned product candidates;
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
•
support our licensees and partners in accordance with applicable license and collaboration agreements;
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

Our consolidated financial statements for 2021, 2022 and 2023 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Collaboration agreements and licenses

We derive substantially all of our therapeutics revenues from milestone payments and royalties on licensed technologies. For the year ended December 31, 2023, substantially all of our revenue was derived from the research collaboration and exclusive license agreement with Iovance, and from other license agreements for the use of our TALEN technology

At the date of the Annual Report, no revenues were recognized under the AZ JRCA.

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

Other Income

Research Tax Credit

The main research tax credit that we benefit from is the Crédit d’Impôt Recherche, or CIR, which is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred and during the next three fiscal years. Any unused portion of the credit is then refunded by the French treasury (except for specific cases like e.g. if the Company can be qualified as small and medium-sized enterprises (in France the “PME”). Indeed, if a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, such company can request immediate refund of the remaining tax credit, without application of the three-year period. As from January 2021, Cellectis S.A. no longer meets such criteria.

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

Research tax credit receivables as of December 31, 2023 include the accrual for a French research tax credit related to 2023 for $5.6 million and to previous periods for $15 million.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, the administrative court (tribunal administratif) of Paris confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal (Cour administrative d'appel de Paris) and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense. By a decision dated December 13, 2023, the Paris Administrative Court of Appeal overturned the first-instance decision and ordered the reimbursement by the Company of $0.7 million.

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

Our research and development efforts are focused on our existing product candidates, (i) UCART123 product candidate evaluated in the AMELI-01 Study since February 2017, (ii) UCART22 product candidate evaluated in the BALLI-01 Study since November 2019, (iii) UCART20x22 product candidate evaluated in the NaThaLi-01 Study since August 2022 and (v) other product candidates which are in the pre-clinical development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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

•
Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 4.1)

Revenue is recognized when the Company satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and or/ services) to a customer, i.e. when the customer obtains control of these goods or services. The Company uses judgement to determine the performance obligations and when they are met.

•
Research Tax Credit (Note 4.1)

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

•
Financial assets and liabilities (Notes 12.1 and 13)

Financial assets and certain financial liabilities are measured at fair value through profit or loss in accordance with IFRS 9. Fair value is determined in accordance with IFRS 13.

Financial assets

For certain Level 2 and Level 3 financial instruments, considering the complexity of the valuation model, we decided to engage independent valuation experts to assist us on the valuation of such instruments based on the information shared by the management. An adapted valuation model is used for each instrument according to its characteristics. The selected valuation models include Black-Scholes models for equity payments and credit risk models for cash payments. Depending on the nature of the instrument, the model is enriched to reflect our management's economic and strategic vision.

Financial liabilities

Financial liabilities measured at fair value through profit or loss include the share subscription warrants granted to EIB. Considering the complexity of the valuation model applicable to this instrument, we decided to engage an independent valuation expert to assist us on its valuation. The fair value of the warrants, including related put and call options, has been estimated using a Longstaff Schwartz approach, based on observable data and enriched with assumptions provided by management.

Day-one profit or loss on fair value measurement

Any difference between the transaction price and the initial fair value of financial assets and liabilities is deferred when the fair value includes any non-observable data. This day-one profit or loss is recognized as a gain or loss to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability. If the input remains unobservable throughout the asset’s or liability’s lifetime, the day-one profit or loss is recognized in profit and loss on a straight-line basis over the lifetime of the asset or liability.

A.
Operating Results

Preliminary Note Regarding Calyxt

Our former Plants segment was carried out through Calyxt, in which we held 49.1% of all of its outstanding common stock as of December 31, 2022. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus and certain other parties named therein, entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus merged in an all-stock transaction.

Accordingly, Calyxt met the “held-for-sale” criteria specified in IFRS 5 and qualifies as a discontinued operation in accordance with IFRS 5 for all periods presented.

The closing of the Merger occurred on May 31, 2023, after the market closed, resulting in the Company holding 2.9% of all outstanding common stock of Cibus (as of June 1, 2023). Pursuant to the closing of the Merger, the Group considered it has lost control on Calyxt which is therefore deconsolidated as from June 1, 2023. Calyxt’s results are included in the Group’s results until May 31, 2023, and continue to be presented as the results of discontinued operations until that date. The former Plants segment corresponded to the activity of Calyxt.

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. As of May 31, 2023, immediately prior the consummation of the Merger, we owned a 48.0% equity interest in Calyxt. This former segment was only related to assets held for sale until May 31, 2023. This segment is presented as assets held for sale as of December 31, 2022 and discontinued operations for the year-end periods ended December 31, 2023 and 2022. For more information on our reportable segments, see Note 4.5 to our consolidated financial statements. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Revenues and other income
Revenues	30,347	19,171	755
Other income	8,250	6,553	8,438
Total revenues and other income	38,597	25,725	9,193
Operating expenses
Cost of revenue	(1,844)	(1,772)	(737)
Research and development expenses	(117,840)	(97,501)	(87,646)
Selling, general and administrative expenses	(22,882)	(17,494)	(16,812)
Other operating income (expenses)	488	1,377	(1,300)
Total operating expenses	(142,077)	(115,390)	(106,495)
Operating income (loss)	(103,480)	(89,666)	(97,302)
Financial income	13,218	8,880	21,479
Financial expenses	(6,486)	(17,815)	(40,642)
Net Financial gain (loss)	6,731	(8,935)	(19,163)
Income tax	-	(87)	(371)
Income (loss) from continuing operations	(96,749)	(98,688)	(116,835)
Income (loss) from discontinued operations	(28,358)	(15,345)	8,392
Net income (loss)	(125,107)	(114,034)	(108,443)
Attributable to shareholders of Cellectis	(114,197)	(106,139)	(101,059)
Attributable to non-controlling interests	(10,910)	(7,894)	(7,384)

Revenues.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Collaboration agreements	29,971	18,230	-	-100.0%
Other revenues	376	941	755	-19.8%
Revenues	30,347	19,171	755	-96.1%

The decrease in revenue between the years ended December 31, 2022 and 2023 mainly reflects (i) the recognition of a $15.8 million milestone from Servier in connection with the first patient dosed in the Allogene ALPHA2 Study in 2022, (ii) the recognition of two milestones under the collaboration and license with Cytovia for an aggregate of $1.5 million in 2022 and (iii) the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement in 2022. Recognition of revenues for the year ended December 31, 2023 is mainly related to research collaboration and exclusive license agreement with Iovance.

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

Other income

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Research tax credit	8,239	6,546	6,582	0.5%
Other income	11	7	1,856	26473.2%
Other income	8,250	6,553	8,438	28.8%

The increase in other income of $1.9 million between the years ended December 31, 2022 and 2023 is mainly related to the recognition of a $1.4 million income related to the achievement of two milestones under the grant and refundable advance agreement signed with Bpifrance (“BPI”) to partially support a R&D program related to Cellectis’ UCART 20x22. We received on June 19, 2023 a $0.9 million refundable advance payment from BPI. We received on October 6, 2023, an additional payment of $1.9 million refundable advance payment from BPI. This refundable advance is accounted for as a government loan as defined by IAS 20. Because this loan bears a below market interest rate, we measured the fair value of the loan using a market interest rate and recognize as a grant the difference between the cash received and the estimated fair value of the loan. The fair value of the loan on June 19, 2023 was $0.4 million, resulting in a grant of $0.5 million. The fair value of the loan on October 6, 2023 was $1.0 million, resulting in a grant of $0.9 million.We therefore recognized a $1.4 million grant in profit and loss for the year ended December 31, 2023, in addition to the $0.3 million contractual grant, as the subsidized expenses have been incurred and the contractual conditions for obtaining the subsidy have been met.

The decrease of $1.7 million in other income between the years ended December 31, 2021 and 2022 reflects a decrease of $1.7 million in research tax credit, due to lower research and development purchases and external expenses that are eligible for the tax credit during the year ended December 31, 2022 compared to the same period in 2021.

Cost of revenue

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Cost of goods sold	0	0.00	-	-100.0%
Royalty expenses	(1,844)	(1,772)	(737)	-58.4%
Cost of revenue	(1,844)	(1,772)	(737)	-58.4%

The decrease in cost of revenues between the years ended December 31, 2022 and 2023 is the direct consequence of the decrease in milestones revenues.

The decrease in cost of revenues between the years ended December 31, 2021 and 2022 is immaterial.

Research and development expenses.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Personnel expenses	(49,210)	(42,610)	(37,158)	-12.8%
Purchases, external expenses and other	(68,630)	(54,890)	(50,488)	-8.0%
Research and development expenses	(117,840)	(97,501)	(87,646)	-10.1%

Between the years ended December 31, 2022 and 2023, research and development expenses decreased by $9.9 million. Personnel expenses decreased by $5.5 million from $42.6 million in 2022 to $37.2 million in 2023 primarily due to 2022 and 2023 departures. Purchases, external expenses and other decreased by $4.4 million (from $54.9 million in 2022 to $50.5 million in 2023) mainly relating to lower consumables purchases and subcontracting expenses due to continuing internalization of our manufacturing and quality activities to support our R&D pipeline.

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

Selling, general and administrative expenses.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Personnel expenses	(9,740)	(7,674)	(7,381)	-3.8%
Purchases, external expenses and other	(13,142)	(9,820)	(9,431)	-4.0%
Selling, general and administrative expenses	(22,882)	(17,494)	(16,812)	-3.9%

Between the years ended December 31, 2022 and 2023, selling, general and administrative expenses decreased by $0.7 million. Personnel expenses decreased by $0.3 million from $7.7 million in 2022 to $7.4 million in 2023 primarily due to a $0.7 million decrease in non-cash stock-based compensation expense mainly consecutive to the probable non achievement of certain performance obligations . Purchases, external expenses and other decreased by $0.4 million (from $9.8 million in 2022 to $9.4 million in 2023) mainly explained by less subcontracting expenses due to reprioritization of activities.

Between the years ended December 31, 2021 and 2022, selling, general and administrative expenses decreased by $5.4 million. Personnel expenses decreased by $2.1 million from $9.7 million in 2021 to $7.7 million in 2022 primarily due to a $1.6 million decrease in wages and salaries due to departures not replaced, and $0.3 million decrease in social charges on stock option due to the stock price diminution in 2022 and departures, as well as a $0.2 million decrease in non-cash stock-based compensation expense mainly related to 2022 departures. Purchases, external expenses and other decreased by $3.3 million (from $13.1 million in 2021 to $9.8 million in 2022) mainly explained by expenses associated with a new enterprise resource planning (ERP) software that was implemented in 2022.

Other operating income and expenses.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Other operating income (expenses)	488	1,377	(1,300)	-194.4%

The increase in other operating expenses between the years ended December 31, 2022 and 2023 amounted to $2.7 million and is mainly related to the recognition of costs related to a commercial litigation for $0.5 million and the unfavorable outcome of the litigation with the French administration which led to the reimbursement of $0.7million of research tax credit and the provision for risk of $0.5 million related to 2015 and 2016 research tax credit and the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million that was a one-time item recognized in 2022.

The increase in other operating income between the years ended December 31, 2021 and 2022 amounted to $0.9 million and is mainly related to the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million.

Financial income and expenses

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Financial income	13,218	8,880	21,479	141.9%
Financial expenses	(6,486)	(17,815)	(40,642)	128.1%
Net Financial gain (loss)	6,731	(8,935)	(19,163)	114.5%

The increase in financial income of $12.6 million between the year periods ended December 31, 2022 and 2023 is mainly attributable to an increase in gain from our financial investments of $2.5 million and a $0.2 million gain on money market funds fair value measurement, an increase in the foreign exchange gain of $10.1 million (from a $7.5 million gain in 2022 to a $17.6 million gain in 2023, of which $8.0 million are reclassified from other comprehensive income pursuant to Calyxt’s deconsolidation).

The increase in financial expenses of $22.8 million between the years ended December 31, 2022 and 2023 is mainly attributable to the loss in fair value on our retained investment in Cibus since Calyxt's deconsolidation for $5.9 million, the $5.7 million loss in fair value of the derivative instrument on the Subsequent Investment Agreement with AstraZeneca (see following paragraph), a $11.9 million increase in foreign exchange loss (from a $1.5 million loss in 2022 to a $13.4 million loss in 2023), a $2.4 million loss on change in fair value of the EIB warrants, an interest expense on EIB loan of $1.5 million, and a BPI research tax credit prefinancing interest expense of $0.4 million, partially offset by a $4.4 million decrease in the financial loss related to Cytovia's receivable ($7.8 million loss in 2023 compared with a $12.1 million loss in 2022) and a $0.4 million decrease of interest expense on lease liabilities.

Cellectis signed the Subsequent Investment Agreement on November 14, 2023, for an additional equity investment of $140 million by AstraZeneca Holdings, which was subject to certain closing conditions and is expected to close shortly after the date of this Annual Report. For more information, see Item 4. "Information on the Company—B. Business Overview—Our Licensing Relationships.” The Subsequent Investment Agreement is treated as a derivative instrument and shall therefore be recognized according to the principles of IFRS 9 (see Note 2.6 to our consolidated financial statements). The derivative is initially recognized at its fair value and measured subsequently at fair value through profit or loss. The derivative fair value is $48.4 million at initial recognition on November 14, 2023, and is $42.7 million as of December 31, 2023, resulting in a $5.7 million loss in fair value recognized in profit and loss over the period.

The decrease in financial income of $4.3 million between the years ended December 31, 2021 and 2022 was mainly attributable to a decrease of the foreign exchange gain for $4.3 million (from a $11.9 million gain in 2021 to a $7.5 million gain in 2022). The increase in financial expenses of $11.3 million between the year ended December 31, 2021 and 2022 was mainly attributable to Cytovia’s convertible note change in fair value of $(12.1) million, partially offset by a $0.6 million decrease in foreign exchange loss (from a $2.1 million loss in 2021 to a $1.5 million loss in 2022) and a $0.4 million decrease in lease debt interest expenses.

With respect to the Cytovia convertible note,and its incapacity to pay, we notified Cytovia of the termination of the Cytovia Agreement on November 30, 2023, pursuant to which Cytovia is no longer authorized to use the licenses and rights granted under the Cytovia Agreement, but remains liable for the outstanding amount of the Cytovia convertible note. Considering new developments that occurred since June 30, 2023, including the termination of our negotiations with Cytovia, Cytovia's resources and financing options and our ability to recover the receivable, we reassessed the expected credit losses and recognized a carrying value of Cytovia’s note receivable of $0.0 million as of December 31, 2023. See Notes 4.3 and 12.1 to our consolidated financial statements for our accounting treatment of the Cytovia note.

For more information on these agreements, see “Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships.”

Income (loss) from discontinued operations

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Income (loss) from discontinued operations	(28,358)	(15,345)	8,392	-154.7%

Income loss from discontinued operations include Calyxt loss until deconsolidation. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

The $23.7 million decrease in net loss from discontinued operations between the year-end period ended December 31, 2022 and 2023 is primarily driven by the profit from Calyxt's deconsolidation of $22.6 million, Calyxt's $8.5 million net loss in the third and fourth quarter of 2022 compared with $0 in the third and fourth quarter of 2023 as Calyxt was deconsolidated, partially offset by a $7.3 million increase in the net loss over the first two quarters between 2022 and 2023. This $7.3 million increase breaks down as follows: (i) an increase of $9.2 million of net financial loss and (ii) a $1.9 million decrease of expenses driven by the decrease of operating expenses partially offset by restructuring and transaction costs,

The $13.0 million decrease of net income loss from discontinued operations between the years ended December 31, 2021 and 2022 is primarily driven by (i) the decrease of $29.5 million of cost of revenue, (ii) the decrease of $4.4 million of R&D expenses (from $11.2 million in 2021 to $11.4 in 2022) and SG&A expenses (from $15 million in 2021 to $10.4 million in 2022) and (iii) the increase of $7.9 million of net financial gain partially offset by the $28.3 million decrease of revenue and other income.

Income tax.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Income tax	0	(87)	(371)	326.0%

The income tax expense of the year ended December 31, 2023 amounting to $0.4 million corresponds to the cumulated income tax expense of Cellectis Inc. and Cellectis Biologics Inc., both entities filing a consolidated tax return.

The income tax expense of the year ended December 31, 2022 amounting to $0.1 million corresponds to the cumulated income tax expense of Cellectis Inc. and Cellectis Biologics Inc., both entities filing a consolidated tax return.

Net Income / loss.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Net income (loss)	(125,107)	(114,034)	(108,443)	-4.9%

Net income includes net income from discontinued operations.

The decrease in net loss of $5.6 million between the years ended December 31, 2022 and 2023 was mainly due to (i) a decrease of $1.0 million in cost of revenue, (ii) a decrease of $4.8 million in purchases, external expenses and other, (iii) a decrease of $5.3 million in wages, (iv) a $0.8 million decrease in non-cash stock-based compensation expense and (v) a $23.7 million decrease in net loss of discontinued operations, partially offset by (i) a $16.5 million decrease in revenues and other income, (ii) a $2.7 million decrease of net other operating income, (iii) a $0.3 million increase in social charges on stock option grants expenses, (iv) a $0.3 million increase in income tax expense and (v) an increase of net financial loss of $10.2 million.

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

Gain/Loss attributable to non-controlling interests.

	For the year ended December 31,			% change
	2021	2022	2023	2023 vs 2022
Gain (loss) attributable to non-controlling interests	(10,910)	(7,894)	(7,384)	-6.5%

During the year ended December 31, 2023, we recorded $7.4 million in loss attributable to non-controlling interests. The decrease in net loss attributable to non-controlling interests of $0.5 million is mainly due to the deconsolidation of Calyxt on June 1, 2023, partially offset by the increase of Calyxt's net loss over the first five months of 2023 compared to the same period in 2022

During the year ended December 31, 2022, we recorded $7.9 million in loss attributable to non-controlling interests. The decrease in net loss attributable to non-controlling interests of $3 million is a result of a decrease in Calyxt’s net loss partially offset by the decrease of Cellectis’s ownership interest in Calyxt.

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

In light of the Merger completed pursuant to the Merger Agreement, Calyxt met the “held-for-sale” criteria specified in IFRS 5 and qualifies as a discontinued operation in accordance with IFRS 5 until loss of control from the Group. Consequently, Calyxt was deconsolidated on June 1, 2023. Calyxt’s results are included in the Group’s results until May 31, 2023, and continue to be presented as the results of discontinued operations until that date.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. See also “Note Regarding Use of Non-IFRS Financial Measures.”

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(114,197)	(106,139)	(101,059)
Adjustment of non-cash stock-based compensation expense from continued operations:
Research and development expenses	9,381	4,098	3,952
Selling, general and administrative expenses	2,113	1,945	1,281
Total non-cash stock-based compensation expense from continued operations	11,493	6,043	5,233
Adjustment of non-cash stock-based compensation expense from discontinued operations	1,625	4,132	3,859
Non-cash stock-based compensation expense attributable to non controlling interests	(621)	(2,105)	(2,006)
Adjusted Net Income (Loss) attributable to shareholders of Cellectis **	(101,700)	(98,069)	(93,973)

** Non-IFRS financial measure. See "Note Regarding Use of non-IFRS Financial Measures."

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

2022 vs. 2023

External revenues and other income decreased by $16.5 million, from $25.7 million for the year ended December 31, 2022, to $9.2 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in collaboration agreement revenues as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The decrease in total operating expenses of $8.9 million from the year ended December 31, 2022 to the year ended December 31, 2023 resulted primarily from (i) lower purchases, external expenses and other of $4.8 million and (ii) lower personnel expenses of $5.7 million mainly attributable to a decrease of $5.3 million in personnel wages and salaries and partially offset by an increase of $2.7 million in other operating expenses

Operating loss before tax for decreased by $7.6 million from year ended December 31, 2022 to the year ended December 31, 2023.

Adjusted net loss attributable to shareholders of Cellectis decreased by $4.1 million from year ended December 31, 2022 to year ended December 31, 2023

2021 vs. 2022

External revenues and other income decreased by $12.9 million, from $38.6 million for the year ended December 31, 2021, to $25.7 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in collaboration agreement revenues as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The decrease in total operating expenses of $26.6 million from the year ended December 31, 2021 to the year ended December 31, 2022 resulted primarily from (i) lower purchases, external expenses and other of $17.0 million and (ii) lower personnel expenses of $8.7 million mainly attributable to a decrease of $2.0 million in personnel wages and salaries, a decrease of $1.2 million in social charges on stock option grants, and a decrease of $5.5 million in non-cash stock-based compensation expenses and (iii) an increase of $0.9 million in other operating income

Operating loss before tax for decreased by $13.7 million from year ended December 31, 2021 to the year ended December 31, 2022.

Adjusted net loss attributable to shareholders of Cellectis increased by $7.4 million from year ended December 31, 2021 to year ended December 31, 2022.

B.
Liquidity and Capital Resources

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our licensing agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of December 31, 2023, we had cash, cash equivalents, fixed-term deposits classified as current financial assets of $151.7 million comprising cash and cash equivalents of $136.7 million.

Long term restricted cash amounts to $4.7 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $118.7 million as of December 31, 2023. Current financial assets denominated in U.S. dollars amounted to $15.0 million as of December 31, 2023.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2021, 2022 and 2023.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of December 31, 2023, are included in the figures presented below.

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Net cash flows provided by (used in) operating activities	(104,562)	(87,444)	(24,746)
Net cash flows provided by (used in) investing activities	7,279	(2,761)	(15,510)
Net cash flows provided by (used in) financing activities	47,525	1,145	82,865
Total	(49,758)	(89,060)	42,608
Effect of exchange rate changes on cash	(5,754)	(3,360)	884

With respect to Calyxt, see Note 3 to our consolidated financial statements for more information on our scope of consolidation and non-consolidated entities, and Note 5 to our consolidated financial statements for more information on discontinued operations.

Year Ended December 31, 2023

Our net cash flows used in operating activities of $24.7 million are mainly due to cash payments from Cellectis to suppliers of $47.7 million, Cellectis’ wages and social expenses paid of $39.7 million and Calyxt’s operating payments of $3.6 million, offset mainly by the $35.7 million of the proceeds from the Initial Investment Agreement with AstraZeneca reallocated to the AZ JRCA and therefore classified within operating activities, $25.0 million of upfront payment from the Joint Research and Collaboration Agreement with AstraZeneca, $2.0 million of cash-in from licensing revenue of Cellectis, $1.0 million of cash-in on from tax refund related to stock-options and $3.6 million of cash-in from income on financial investments.

Our net cash flows used in investing activities of $15.5 million primarily reflect the contracting of a $15.0 million term deposit classified as a current financial asset, the cash and cash equivalents disposed of following the loss of control over Calyxt of $1.6 million and $1.1 million of investments in R&D equipment and building fittings under construction in France, partially offset by the reimbursement of a security deposit from a supplier in the United States of $0.4 million and the $1.3 million change to our current financial assets denominated in a currency other than the functional currency due to foreign exchange impact.

Our net cash flows provided by financing activities of $82.9 million reflect mainly a $44.9 million inflow from AZ Holdings' $80.0 million Initial Investment after reallocation of $35.7 million to operating activities, the $25.0 million gross proceeds from Cellectis' follow-on offering in February 2023, the $21.2 million cash received from EIB pursuant to the disbursement of the Tranche A net of transaction costs, the $5.7 million received in respect of the 2022 research tax credit pre-financing, the $2.8 million refundable advance received from BPI, $2.5 million of Interim Funding received by Calyxt from Cibus, partially offset by transaction costs related to AZ Holdings' Initial Investment of $0.6 million and to Cellectis' follow-on offering of $1.5 million, the payments of lease debts of $11.8 million and the repayment of the “PGE” loan of $5.0 million.

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

Our net cash provided by financing activities reflects mainly the net proceeds of $10.5 million from Calyxt’s follow-on offering and proceeds under Calyxt’s ATM equity program, after $0.8 million transaction costs and the payment of $5.8 million received in respect of the 2021 research tax credit pre-financing, partially offset by the payments of lease debts for $12.8 million and of the “PGE” loan for $1.3 million, $0.6 million of transaction costs related to the Cellectis ATM program and the follow-on offering of Cellectis, each launched in 2023, as well as $0.4 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in New-York. The ”PGE” loan refers to a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE”) for $18.5 million (including interest) of which $14.1 million remains outstanding.

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

On November 1, 2023, we entered into (i) the AZ JRCA, (ii) the Initial Investment Agreement with AZ Holdings relating to an initial equity investment of $80 million, and on November 14, 2023, we and AZ Holdings entered into the Subsequent Investment Agreement relating to the additional equity investment of $140 million. In connection with these transactions, Cellectis received the following payments during the fourth quarter of 2023 that were not subject to conditions precedent (i) an upfront payment of $25 million, pursuant to the AZ JRCA, and (ii) a payment of $80 million pursuant to the AZ Initial Investment Agreement. All the conditions precedents to the closing are met and the closing should occur on the earlier of (i) the third business day following the approval by the Cellectis' board of directors of the Company's annual and consolidated account for the financial year ended on December 31, 2023, and (ii) May 7, 2024 or such other date as may be agreed in writing by the parties.

With cash and cash equivalents of $136.7 million as of December 31, 2023, and taking into account the €15.0 million under Tranche B of the €40.0 million Finance Contract with EIB received in January 2024, and the $140 million equity investment we expect to receive pursuant to the Subsequent Investment Agreement, the Company believes its cash and cash equivalents will be sufficient to fund its operations into, assuming receipt of such funds, 2026 and therefore for at least twelve months following the consolidated financial statements’ publication.

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

EIB Finance Contract

On December 28, 2022, we entered into a Finance Contract with the EIB for up to €40.0 million in loans to support research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provides for funding in three tranches as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. References to our subsidiaries exclude Calyxt, Inc.

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

In connection with the Finance Contract, we also agreed to enter into a warrant agreement with EIB with respect to the issuance of warrants to the EIB in connection with, and as a condition to, the funding of each of Tranche (the “Tranche A Warrants,” Tranche B Warrants” and “Tranche C Warrants,” respectively to each Tranche, and collectively, the “EIB Warrants”). The Finance Contract includes certain preliminary and non-exhaustive terms of the EIB Warrants. The final EIB Warrant terms and conditions will be set forth in a definitive Warrant Agreement to be negotiated with EIB, and the preliminary terms and conditions described in this report are subject in all respects to such final terms and conditions as shall be negotiated in respect of the definitive Warrant Agreement. The number of warrants to be issued to the EIB will be determined as follows: (i) with respect to Tranche A, an aggregate number of warrants equal to 20,000,000 divided by the product of the average price of the ordinary shares for the five trading days prior to issuance (the “5-Day AP”) multiplied by 3.5, up to a maximum number of warrants representing 5% of the outstanding ordinary shares at the time of disbursement of Tranche A; (ii) with respect to Tranche B, (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche B disbursement exceeds €42,500,000, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by four and (b) otherwise, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by 3.75; and (iii) with respect to Tranche C, (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche C disbursement exceeds €70,000,000, an aggregate number of warrants equal to 5,000,000 divided by product of the 5-Day AP multiplied by 4.75; and (b) otherwise, an aggregate number of warrants equal to 5,000,000 divided by the product of the 5-Day AP multiplied by 4.25. The EIB Warrants will have an exercise price per share equal to 99% of the weighted average price per share of Cellectis over the last 5 trading days prior to the issuance of the EIB Warrants. The warrant agreement shall include anti-dilution protections, which shall not apply in specified circumstances. The EIB Warrants will also include a put option, which shall be subject to a cap at one time the aggregate principal amount disbursed by the EIB pursuant to the Finance Contract at the time of exercise of the put option.

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

The Warrant Agreement

On March 30, 2023, the Company and EIB entered into a Subscription Agreement for Warrants to be Issued by Cellectis S.A. (the “Warrant Agreement”), the execution of which was a condition precedent to the Company’s ability to draw amounts under the Finance Contract.

The Warrant Agreement establishes the terms and conditions of the EIB Warrants.

With respect to Tranche A, 2,799,188 Tranche A Warrants were issued, representing 5.0% of the Company’s outstanding share capital as indicated above. With respect to Tranche B, 1,460,053 Tranche B Warrants were issued, representing approximately 2.0% of the Company’s outstanding share capital.

With respect to Tranche C, the number of warrants to be issued will be determined as follows: (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche C disbursement exceeds €70,000,000, an aggregate number of warrants equal to 5,000,000 divided by product of the 5-Day AP multiplied by 4.75; and (b) otherwise, an aggregate number of warrants equal to 5,000,000 divided by the product of the 5-Day AP multiplied by 4.25.

The EIB Warrants will have an exercise price per share equal to €1.92, corresponding to 99% of the weighted average price per share of Cellectis over the last 3 trading days prior to their issuance. Each EIB Warrant will entitle its holder to one ordinary share of the Company in exchange for the exercise price, subject to all applicable adjustments. The EIB Warrants with respect to Tranche C are only issuable if the Company elects to drawdown such Tranche.

The EIB Warrants expire on the twentieth anniversary of their issuance date at which time they will be automatically deemed null and void. Any outstanding EIB Warrants will become exercisable upon the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of the assets of Cellectis and its subsidiaries, (v) a debt repayment event—i.e., any mandatory repayment pursuant to the Finance Contract or any voluntary payment of more than 75% of any Tranche—in respect of one or more Tranches, or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Contract (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, the EIB may exercise a put option by which the EIB may request the Company to repurchase all or part of such then-exercisable EIB Warrants. The exercise of such put options would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by EIB pursuant to the Finance Contract, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, in the context of a group of specified Company shareholders acting in concert, the Company shall be entitled to repurchase all, but not less than all, of the EIB Warrants at a price equal to the greater of (a) 0.3 times the amount disbursed under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants) and (b) the fair market value of the EIB Warrants.

The Company has also a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal do not apply if the contemplated sale occurs within the scope of a public take-over bid by a third-party.

Subject to the right of first refusal and compliance with applicable securities laws, the EIB Warrants may be transferred following an Exercise Event, to certain affiliates of EIB, or otherwise with the prior written approval of the Company.

The Warrant Agreement provides for customary anti-dilution adjustments in connection with changes to the structure of the Company’s share capital.

In connection with the Warrant Agreement, the Company agreed to certain customary affirmative and negative undertakings. The negative undertakings include: restrictions on certain dispositions of assets by the Company and its subsidiaries and restrictions on the Company and its subsidiaries making specified restricted payments, including loan repayments, dividends and share repurchases.

The Warrant Agreement contains certain customary representations and warranties by the Company and is governed by French law.

Drawdowns under the Finance Contract – Tranches A and B

On March 30, 2023, the Company announced the drawdown of the first tranche under the Finance Contract in the amount of €20 million (“Tranche A”), disbursed by the EIB in April 2023.

The disbursement of Tranche A was subject to, among other conditions, the issuance of the specified number of Tranche A Warrants, and the satisfaction by a licensee of the Company of a specified clinical milestone. On March 28, 2023, the Company issued 2,799,188 Tranche A Warrants to EIB, representing 5.0% of the Company’s outstanding share capital as at their issuance date.

Tranche A will mature six years from the disbursement date and interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8.0% per annum.

The EIB may cancel any undisbursed amount of Tranche A upon the occurrence of, or any event or circumstance that would, with notice or the passage of time constitute, any event of default or mandatory prepayment event. In the event of such a cancellation by the EIB prior to the expiration of a period of three years after disbursement of Tranche A.

On January 16, 2024, Cellectis drew down on the second tranche of €15 million under the Finance Contract, pursuant to which the Company issued 1,460,053 warrants to the EIB in connection with the disbursement of the €15.0 million Tranche B. Each Tranche B Warrant allows the EIB to subscribe for one ordinary share of the Company, at a price of €2.53, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants.

The total number of shares issuable upon exercise of the Tranche B Warrants represented approximately 2.0% of the Company’s outstanding share capital as at their issuance date. Tranche B will mature six years from its disbursement date and will accrue interest at a rate of 7% per annum capitalized annually and payable at maturity. Tranche B was disbursed in January 2024.

Follow-on offering

On February 7, 2023, Cellectis launched of a follow-on offering of $22 million of its ADS for which . Jefferies LLC and Barclays Capital Inc. acted as joint book-running managers for the Global Offering. Pricing occured on February 2, 2023, at $2.50 per ADS . Bpifrance Participations, Baillie Gifford & Co. and Long Focus Capital Management LLC, existing shareholders of the Company, were allocated in the aggregate more than half of the ADS sold in the global offering. On February 7, 2023, Cellectis has announced the exercise by the underwriters, Jefferies LLC and Barclays Capital Inc., of their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs The total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 with gross proceed of $24.8 million and the aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses of approximately $22.8 million.

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

Cellectis decided to discontinue the ATM.

Joint Research Collaboration Agreement and Investment Agreements with AstraZeneca

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis, under the AZ JRCA, AZ Ireland will reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

AstraZeneca made an initial equity investment of $80 million in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5.00 per share (the “Initial Investment”).

Additionally, we entered into the Subsequent Investment Agreement with AZ Holdings under which AZ Holdings would make a further equity investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share (the “Additional Investment”). Closing of the Additional Investment is expected to occur shortly after the date of this Annual Report.

State Guaranteed Loan (“PGE”)

We received the PGE loan on July 2020 of $18.5 million (including interest) (or $20.4 million using exchange rate as of December 31, 2023) of which $14.1 million remains outstanding, from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and BPI. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. See Note 13 to our consolidated financial statements for more information about the amounts outstanding under the PGE loan.

Cellectis’ Contractual Obligations and Commitments

As of December 31, 2023, Cellectis had the following contractual obligations:

As of December 31, 2023	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	63,349	11,107	19,647	15,046	17,548
License and collaboration agreements	13,480	1,400	2,800	2,800	6,480
Clinical & Research and Development agreements	71	71	-	-	-
IT licensing agreements	319	233	86	-	-
State Guaranteed loan « PGE »	14,057	5,107	8,950	-	-
EIB loan	22,100	-	-	-	22,100
Bpifrance's advance	1,910	-	-	433	1,477
Total contractual obligations	115,286	17,918	31,483	18,279	47,606

Cellectis’ short-term and long-term material requirements are reflected in the table above and mainly relate to:

•
Lease agreements regarding Cellectis’ corporate headquarter in Paris, France, its administrative and research and development facility in New York, New York, and its manufacturing facilities in Paris, France, and Raleigh, North Carolina, as well as leased equipment for $63.3 million, of which $11.1 million are payable in 2024.
•
License and collaboration agreements with third parties that subject the Company to certain fixed license fees, as well as fees based on future events, such as research and sales milestones for $13.5 million, of which $1.4 million are payable in 2024.
•
IT licensing agreements for $0.3 million, of which $0.2 million are payable in 2024.
•
A State Guaranteed loan “PGE” of $14.1 million, of which $5.1 million is payable in 2024.
•
A long term loan with the EIB of $22.1 million
•
A long term advance with Bpifrance of $1.9 million

An analysis as to Cellectis’ ability to meet these requirements is provided under the caption “Operating capital requirements – Cellectis S.A.”, discussed above

Calyxt Lease Guaranty

In September 2017, Calyxt entered into a lease agreement with a third party for its corporate headquarters and laboratory facilities in Roseville, Minnesota, which encompasses approximately 44,000 square feet including office and research and development space. The lease has a term of twenty years with four options to extend its term for five years each subject to there being no default under the lease terms beyond any cure period and Calyxt occupying the property at the time of extension.

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

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2023, our lease guaranty represents a liability in the amount of $22.9 million over the remaining 14 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend Cibus’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

C.
Research and Development, Patents and Licenses, etc.

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2023, we had 169 employees engaged in research and development activities. In the years ended December 31, 2021, 2022 and 2023 we spent $117.8 million, $97.5 million and $87.6 million respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.
Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.
Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report:

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	59	Director, Chief Executive Officer and Co-Founder
Mark Frattini, MD	58	Chief Medical Officer
Steven Doares, Ph.D.	64	Senior Vice President of US Manufacturing
Philippe Duchateau, Ph.D.	61	Chief Scientific Officer
Kyung Nam-Wortman	54	Chief Human Resources Officer
Stephan Reynier	54	Chief Regulatory & Pharmaceutical Compliance Officer
David Sourdive, Ph.D.	57	Director, Deputy Chief Executive Officer, Executive Vice President, CMC and Manufacturing
Arthur Stril	35	Chief Business Officer
Marie-Bleuenn Terrier	42	General Counsel
Bing Wang, Ph.D.	48	Chief Financial Officer

Non-Employee Directors:
Jean-Pierre Garnier, Ph.D.	76	Chairman of the Board and Director
Laurent Arthaud	61	Director
Pierre Bastid	69	Director
Rainer Boehm	63	Director
Axel-Sven Malkomes	57	Director
Cécile Chartier, Ph.D.	57	Director
Donald A. Bergstrom, Ph.D.	52	Director

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

David Sourdive, Ph.D., is a co-founder of Cellectis and holds the position of Executive Vice President, Technical Operations since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. Since February 2014, Dr. Sourdive also served on the board of directors of Mediterranean Institute for Life Sciences (MEDILS). Since September 2019, he serves on the board of directors of Exeliom S.A.S., since February 2021, he serves on the board of directors of Cell-Easy S.A.S, from June 2023 he has served on the board of directors of hema.to GmbH, and from October 2023, he serves at the board of directors of Aqemia SAS. From 2021 to December 2023, he served on the board of directors of Mablink S.A.S. From December 2018 to December 2021, he served on the board of directors of Enobraq SAS. From October 2017 to May 2020, Dr. Sourdive served on the Board of Omics SAS. From June 2015 to December 2019, he has served on the board of directors of Eukarÿs SAS. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +).

Arthur Stril joined Cellectis in July 2018 as Vice President, Corporate Development, and was appointed Chief Business Officer in 2020. Mr. Stril serves on the board of directors of Primera Therapeutics, Inc. since May 2023, serving as a director designated by Cellectis Mr. Stril began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became Head of the Hospital Financing Unit at the French Ministry of Health. Mr. Stril graduated from the École Normale Supérieure, Paris & Cambridge University, and holds a diploma in Immunotherapy from the Université Paris-Descartes. Mr. Stril is also a member of the French Corps des Mines.

Marie-Bleuenn Terrier joined Cellectis as Legal Counsel in 2008, and was appointed General Counsel in 2013. Prior to joining Cellectis, she worked as Legal Counsel for Pfizer from 2004 to 2006, and for Boehringer-Ingelheim from 2006 to 2008. Marie-Bleuenn Terrier also serves as Secretary of our board of directors since 2015. From July 2020 to September 2022, Mrs. Terrier served as president of Standing Ovation S.A.S. She holds a Master’s degree in Law from the Panthéon La Sorbonne University in Paris.

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

Non-employee Directors

Jean-Pierre Garnier, M.D., has served as a member and Chairman of our board of directors since November 2020. Since 2019, he served as director of the board of directors of Carrier Global Corp., a public company. From 2015 to 2022, Dr. Garnier has served as director of the board of directors of Radius Therapuetic, and from 2018 to 2022, he served as Chairman of the board of directors of Carmat, a public company based in France. From 2018 to 2020, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company, sold for $30 billion to Johnson & Johnson. From 2008 to 2010, Dr. Garnier served as Chief Executive Officer of Pierre Fabre, from 2000 to 2008 he served as Chief Executive Officer and Executive Member of the board of directors of GlaxoSmithKline plc, and in 2000, he was Chief Executive Officer of SmithKline Beecham plc. Dr. Garnier has served as board member of Renault S.A., from 2008 to 2016, United Technologies Corporation from 1997 to 2019, and Max Planck Institute from 2013 to 2019. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar. He was recently promoted from Chevalier to Officier de la Légion d’Honneur of France.

Laurent Arthaud serves as a member of our board of directors since October 28, 2011. Mr. Arthaud is the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. He currently serves on the boards of directors of Kurma Life Sciences Partners, Sparingvision, a public company based in France, Aledia, Ribogenics, Inc., Enyo Pharma and Argobio. Mr. Arthaud served at the board of directors of Calyxt from 2020 to May 2023, serving as a director designated by Cellectis. He previously served at the Calyxt’s board of directors from July 2017 to May 2019. He served on the board of directors of TxCell from 2012 to 2018, on the board of directors of Adocia from 2009 to 2022. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique.

Pierre Bastid serves as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years of experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving on the board of directors of Pharnext (a biotechnology company), Carmat S.A., DCTV Center New-York, and of a series of his owned investment and private equity companies and was Chairman of Z Nautic SAS from November 2019 to January 2020.

Rainer Boehm serves as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is the founder and owner of Rainer Boehm GmbH and is currently serving on the board of directors of BioCopy AG since February 2020, Berlin Cure AG since January 2022, and Omega Therapeutics since September 2022. From July 2018 to 2022, Mr. Boehm served on the board of directors of Nordic Nanoverctor SA from July 2018 to April 2022, and of Humanigen Inc from February 2018 to February 2024. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various senior management roles, after building his career in Marketing & Sales and Medical Affairs. At Novartis, he led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma from 2010 to 2017, as well as ad interim Chief Executive Officer and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.

Donald A. Bergstrom, M.D., Ph.D., serves as a member of our board of directors since June 2022, after having served as observer of our board of directors since November 2021. Dr. Bergstrom, currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a public clinical-stage precision medicines company. Prior to his tenure at Relay Therapeutics, from January 2014 to March 2018, Dr. Bergstrom was Chief Medical Officer at Mersana Therapeutics, where he led the advancement of two products based on Mersana’s proprietary antibody-drug conjugate platform through non-clinical development and into Phase 1 clinical trials. Prior to Mersana, he was Global Head of Translational and Experimental Medicine at Sanofi Oncology. At Sanofi, Dr. Bergstrom held roles of increasing responsibility at Merck Research Laboratories, culminating in his role as Oncology Franchise Lead, Experimental Medicine. Since April 2021, Dr. Bergstrom served on the board of directors at Fusion Pharmaceuticals, a public biotechnologies company. Dr. Bergstrom holds an M.D. from the University of Washington, Seattle, and a Ph.D. from the Fred Hutchinson Cancer Research Center, where he also completed his post-doctoral training. He was a resident in clinical pathology at the University of Washington.

Axel-Sven Malkomes serves as a member of our board of directors since June 2022. Mr. Malkomes currently serves as chief financial officer of Cardior Pharmaceuticals GmbH, a biopharmaceutical company based in Germany. Prior to joining Cardior Pharmaceuticals GmbH, Mr. Malkomes was Chief Financial Officer and Chief Business Officer at Medigene AG until March 31, 2022. Prior to his tenure at Medigene, he served as Vice Chairman and Managing Director of the Life Sciences Practice for Barclays PLC, in Europe.

Cécile Chartier serves as a member of our board of directors since June 2023. Dr Chartier serves as Chief Scientific Officer at NextVivo, Inc. since November 2022, a position she also held from July through December 2021.Dr Chartier also serves at the Scientific Board of Advisors of CTRL Therapeutics. Prior to her tenure at NextVivo, Dr. Chartier was Vice President of Research at Iovance Biotherapeutics Inc. from 2017 to 2021 where she led the development of next generation of tumor-infiltrating lymphocytes (TIL) therapies through research to early-stage clinical trials. Prior to her time at Iovance Biotherapeutics, Inc., she spent 12 years at OncoMed Pharmaceuticals, where she served as Senior Director of Target Validation and led multiple antibody therapeutics project teams through Research and Development to IND filing. She also worked at Shering (US Berlex) and Transgene (France), where she focused on gene therapy. Dr. Chartier also founded CHartier consulting in 2022. Dr Chartier obtained her Ph.D. in molecular biology from the Université Louis Pasteur in Strasbourg, France and completed post-doctoral training at Harvard Medical School.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	9

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Family Relationships

While there are no family relationships among any of our executive officers or directors, Dr. Choulika and Ms. Terrier are domestic partners.

B.
Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2023, was $5.6 million. For the year ended December 31, 2023, 260,000 stock options with an exercise price of €1.80 per ordinary share, and 1,239,821 stock options with an exercise price of €3.17 per ordinary share were issued to executive officers as compensation under the 2022 Stock Option Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $0.6 million for the year ended December 31, 2023.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of- pocket expenses*	Equity awards granted in 2023
A. Choulika	874,938	—	1,659	250,000 SO
D. Sourdive	557,755	—	83	100,000 SO
J.P. Garnier	—	97,344	16,634	89,821 SO
L. Arthaud	—	—	—	—
P. Bastid	—	97,344	—	—
R. Boehm	—	99,597	—	—
D. Bergstrom	—	102,751	—	—
H. Hoppenot	—	51,376	—	—
A. Schwebig	—	48,672	—	—
A-S Malkomes	—	102,752	—	—
C. Chartier	—	47,770	—	—

* The conversion rate used is the average rate of the period

Service Agreements

Mr. Godard, a former member of our board of directors, entered into a service agreement with us and provided consultancy services in the area of global development strategy, especially inre the field of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2021 amounted to $71 thousand respectively. The service agreement was not renewed in 2022, no compensation was paid for those services in the year ended December 31, 2022 and 2023. As of December 31, 2023, there were no service agreements between the Company or any of its subsidiaries and any director providing for benefits upon termination of employment.

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

Pursuant to the change of control plan applicable to certain of our senior managers (i.e. Mrs Delphine Jay and Dr. Laurent Poirot), a severance package shall be paid if, within the 36-month period following a change of control of Cellectis S.A., the following triggering event occurs, without the agreement of such employee: termination (including by non-renewal) of such person’s employment other than for gross misconduct (faute lourde).

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

As of December 31, 2023, 3,118,063 non-employee warrants exercisable for an aggregate of 3,118,063 ordinary shares at a weighted average exercise price of €4.61 per share, were outstanding. As of December 31, 2023, 228,875 of the 3,118,963 warrants are held by certain of our directors and some of our consultants and exercisable, and 2,779,188 he 3,118,963 warrants are held by the EIB.

Free Shares

Under our 2012, 2013, 2014, 2015, 2018, Second 2018, 2021, 2022 and 2023 Free Share Plans, or collectively the Free Shares Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2023 Free Share Plan, was adopted by our board of directors on August 3, 2023 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 27, 2023.

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

Pursuant to the shareholders authorization dated June 27, 2023, the maximum aggregate number of ordinary shares, which may be issued is 2,779,188, provided that our board of directors may decide of new grant of free shares only under our current 2023 Free Share Plan and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 2,779,188. As of the date of this Annual Report, 448,262 ordinary shares remain available for issuance under the 2023 Free Share Plan and 2023 Stock Option Plan.

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

For the 2021, 2022 and 2023 Free Share Plans, our shareholders have determined that the vesting period must be at least three years from the date of grant with no holding period applicable, and that the vesting of free shares granted to our corporate officer and members of our executive committee are subject to performance conditions.

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

Stock Options

Under our 2015, 2016, 2017, 2018, 2021, 2022 and 2023 Stock Options Plans, or collectively the Stock Options Plans, we have granted stock options to certain of our employees, officers and chairman of the board of directors. Our current plan, the 2022 Stock Option Plan, was adopted by our board of directors on September 15, 2022 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 27, 2023.

The Stock Options Plans follow the same rules. Stock Options issued pursuant to the Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from the Company at a fixed exercise price payable at the time the Stock Option is exercised, as determined by our board of directors. The Stock Option Plans generally provides that the exercise price for any Stock Option shall be at least equal to the highest closing price of a share of the Company on Euronext Growth or Nasdaq prior to the date of grant, without in any event be less than ninety- five percent (95%) of the average selling prices of a share at close of trading on said market quoted during the twenty trading days immediately preceding the day of our board of directors decision to grant the options.

Pursuant to the shareholders authorization dated June 27, 2023, the maximum aggregate number of ordinary shares, which may be is 2,779,188, provided that our board of directors may decide of new grant of stock options only under our current 2023 Stock Option Plan, and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 2,779,188. Incentive stock options and non-qualified stock options may be granted under the Stock Option Plans, except for the 2021, 2022 and 2023 Stock Options under which only non-qualified stock options are available. As of the date of this Annual Report 411,120 ordinary shares remain available for issuance under the 2023 Stock Option Plan and 2023 Free Share Plan.

For the 2021, 2022 and 2023 Stock Options Plans, our shareholders have determined that the vesting period must be at least three years from the date of grant, and that the vesting of stock options granted to our corporate officer and members of our executive committee are subject to performance conditions.

Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to the chairman of our board of directors, our chief executive officer and to our deputy chief executive officers. No stock options may be granted to a beneficiary holding more that 10% of our share capital.

Our board of directors has the authority to administer and interpret the Stock Option Plans. Subject to the terms of the Stock Option Plans, our board of directors determines the recipients, the dates of grant, the exercise price of the stock options, the number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting period. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the Stock Option Plans will generally be ten years from the date of grant. Further, stock options will generally terminate on the earlier of when the beneficiary ceases to be an employee or the Company or upon certain transactions involving the Company. Under the 2015, 2016, 2018, and 2021 Stock Options Plans, in the event of a voluntary retirement of the beneficiary, the beneficiary will continue to benefit from the stock options which may be exercised according to the vesting schedule decided by the board of directors during the grant of the corresponding stock options until their expiration date.

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

During the year ended December 31, 2023:

•
340,750 free shares have been granted to certain employees in January 2023 under the 2022 Free Share Plan. The vesting period of the free shares granted to our employees is three years;
•
1,417,321 stock options have been granted in January 2023 under the 2022 Stock Option Plan. These stock option have been granted to a certain number of employees and officers, out of which 1,239,821 were granted to our officers. The vesting period of the stock options granted to our employees is four years, and to our officers is over three years and is subject to performance conditions;
•
2,150 free shares have been granted to a new employee in March 2023 under the 2022 Free Share Plan and are under a vesting period of three years;
•
4,300 stock options have been granted a new employee in March 2023 under the 2022 Stock Option Plan and are under a vesting period of four years;
•
358,100 stock options have been granted to certain employees and officers in May 2023 under the 2022 Stock Option Plan, out of which 260,000 were granted to certain of our officers. The vesting period of the stock options granted to our employees is four years, and to our officers is over three years and is subject to performance conditions;
•
55,690 stock options have been granted to certain employees in June 2023 under the 2022 Stock Option Plan and are under a vesting period of four years.
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

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Pierre Garnier, M.D.	Chairman and Director	2020	2026
André Choulika, Ph.D.	Director and CEO	1999	2024
David Sourdive, Ph.D.	Director and Deputy CEO	2000	2024
Pierre Bastid	Director	2011	2026
Laurent Arthaud	Director	2011	2026
Cécile Chartier	Director	2023	2026
Axel-Sven Malkomes	Director	2022	2025
Rainer Boehm	Director	2017	2026
Donald A. Bergstrom	Director	2022	2025

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

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers, as defined in the rules promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), are permitted, pursuant to Nasdaq Listing Rule 5615(a)(3), to follow home country corporate governance practices in lieu of the Nasdaq Listing Rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our By-laws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the Nasdaq corporate governance listing standards to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 under the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting. In addition, in accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account nonbinding recommendations of the relevant board committee.

Nasdaq Listing Rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 331/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq Listing Rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. The reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Finally, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Listing Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Nasdaq Listing Rule 5635(d)). Under French law, our shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s shareholders’ meeting pursuant to which shareholders may delegate their authority to the board of directors to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Listing Rule 5635, we follow our French home country practice, rather than complying with this Nasdaq Listing Rule.

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

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of three members of the board of directors: Messrs. Malkomes, Bastid, and Bergstrom.

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

Compensation Committee. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Boehm and Ms. Chartier. The principal duties and responsibilities of our compensation committee include, but are not limited to:

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

Environmental and Social Committee. Our environmental and social committee assists our board in reviewing the environmental and social matters within the Company. Currently, our environmental and social committee, which is included in the Audit and Finance Committee, is comprised of three members of the board of directors: Mr. Malkomes, Mr. Bastid and Don Bergstrom. The principal duties and responsibilities of our environmental and social committee include but are not limited to:

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

D.
Employees

As of December 31, 2023, we had 221 employees, 216 of whom were full-time, 57 of whom hold M.D, Ph.D. or Pharm.D. degrees, 169 of whom were engaged in research and development activities and 52 of whom are engaged in business development, commercial, legal, finance, information systems, human resources or administrative support. As of December 31, 2023, 137 of our employees were located in France and 84 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

E.
Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of Actions to Recover Erroneously Awarded Compensation

Because no annual period presented in this Annual Report on Form 20-F is being restated, we are not required to check the box on the cover page hereof regarding the correction of an error to previously issued financial statements. The Company did not award any incentive-based compensation based on any financial measure affected by the above-mentioned accounting errors

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 14, 2024 for:

•
each beneficial owner of more than 5% of our outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 15, 2024. The percentage ownership information shown in the table is based upon 71,751,201 ordinary shares outstanding as of February 15, 2024.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 15, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
AstraZeneca (1)	16,000,000	22.24%
Bpifrance Participations (2)	6,913,153	9.61%
Long Focus Capital Management LLC (3)	4,615,293	6.41%
Directors and Executive Officers:
André Choulika, Ph.D. (4)	2,361,168	3.28%
David Sourdive, Ph.D. (5)	1,897,930	2.64%
Philippe Duchateau, Ph.D. (6)	786,296	1.09%
Marie-Bleuenn Terrier (7)	768,211	1.07%
Stephan Reynier (8)	413,686	*
Mark Frattini (9)	122,700	*
Steven Doares (10)	110,956	*
Kyung Nam-Wortman (11)	99,426	*
Arthur Stril (12)	99,230	*
Bing Wang, PhD(13)	77,000	*
Pierre Bastid (14)	2,019,753	2.81%
Laurent Arthaud	—	*
Rainer Boehm (15)	40,000	*
Jean-Pierre Garnier (16)	64,369	*
Donald A. Bergstrom	—	*
Axel-Sven Malkomes	—	*
Cécile Chartier	—	*
All directors and executive officers as a group (17 persons)	8,860,725	12.31%

* Represents beneficial ownership of less than one per cent.

(1)
The address of AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England. Ordinary shares beneficially owned by AZ Holdings. in the total amount of 16,000,000, were acquired on November 2nd, 2023 in the context of the Initial Investment. As reported on the Schedule 13D filed with the SEC on November 9, 2023, AstraZeneca PLC may be deemed to beneficially own the ordinary shares.
(2)
Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on November 6, 2023. Consists of 6,913,153 ordinary shares (corresponding to 9,792,653 voting rights) beneficially owned by Caisse des dépôts et consignations, which includes 5,873,247 ordinary shares (corresponding to 8,752,747 voting rights) beneficially owned by each of Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A and 1,039,906 ordinary shares (corresponding to 1,039,906 voting rights) beneficially owned by CDC Croissance S.A.Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A.'s address is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Caisse des Dépôts' address is 56, rue de Lille, 75007 Paris, France.
(3)
Amounts beneficially owned include 4,615,293 ordinary shares reported on December 31, 2023, according to the shareholder records provided by Nasdaq as of such date, and include the 4,487,293 ordinary shares reported pursuant to a Schedule 13G amendment filed with the SEC on February 14, 2024. As reported on the Schedule 13G, Long Focus Capital Master, Ltd. is the beneficial owner of record of 2,415,996 shares of ordinary shares. Condagua, LLC is the beneficial owner of record of 2,071,297 ordinary shares. Long Focus Capital Management, LLC (“LFCM”) and John B. Helmers may be deemed to beneficially own the 2,415,996 ordinary shares held by Long Focus Capital Master, Ltd. and the 2,071,297 ordinary shares held by Condagua, LLC as the SEC registered investment adviser and the principal of LFCM, respectively. A. Glenn Helmers is the beneficial owner of the 2,071,297 ordinary shares held by Condagua, LLC. Long Focus Capital Management LLC, Long Focus Capital Master Ltd. and Condagua LLC’s address is 207 Calle Del Parque, A&M Tower, 8th Floor San Juan, PR 00912.
(4)
Includes 219,173 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 200,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 160,701 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 226,477 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 135,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 140,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 116,250 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 90,750 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan and 55,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(5)
Includes 175,343 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 175,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 140,614 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 80,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 25,500 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 22,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 22,000 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan and 703,041 shares held by Viveoo SARL.
(6)
Includes 131,508 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 150,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 120,526 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 169,858 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 30,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 25,500 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 22,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(7)
Includes 87,671 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 90,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 under the 2015 Stock Option Plan, 140,614 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 198,168 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 80,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 25,500 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 22,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(8)
Includes 39,452 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 under the 2015 Stock Option Plan, 58,856 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 67,609 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 40,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 70,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 25,500 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 6,875 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan, 22,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(9)
Includes 45,000 ordinary shares that Dr. Frattini has the right to acquire pursuant to stock options granted in September 2020 under the 2018 Stock Option Plan, 11,625 ordinary shares that Dr. Frattini has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 3,960 ordinary shares that Dr. Frattini has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 23,100 ordinary shares that Dr. Frattini has the right to acquire pursuant to stock options granted in November 2022 and 22,000 ordinary shares that Dr. Frattini has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(10)
Includes 17,000 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in July 2020 under the 2018 Stock Option Plan, 25,500 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 10,313 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan, 22,000 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(11)
Includes 16,656 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in November 2020 under the 2018 Stock Option Plan, 25,500 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 22,000 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(12)
Includes 5,000 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan, 14,500 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 25,500 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 22,000 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 1,650 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.
(13)
Includes 55,000 ordinary shares that Mr. Wang has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan and 22,000 ordinary shares that Mr. Wang has the right to acquire pursuant to stock options in January 2023 under the 2022 Stock Option Plan
(14)
The ordinary shares include 50,000 non-employee warrants which are exercisable since March 27, 2016, 50,000 non-employee warrants, which are exercisable since September 8, 2016, 40,175 non-employee warrants, which are exercisable since March 14, 2017, 40,000 non-employee warrants, which are exercisable since October 28, 2017, 40,000 non-employee warrants, which are exercisable since October 11, 2018, 55,900 shares personally held and 1,743,678 shares held by Lohas SARL.
(15)
The ordinary shares include 40,000 non-employee warrants which are exercisable since October 11, 2018.
(16)
Includes 24,032 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in April 2021 under the 2018 Stock Option Plan, 24,291 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in

March 2022 under the 2021 Stock Option Plan and 19,761 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting rights. Until they convert into ordinary shares, the "class A" convertible preferred shares would have single voting rights and would not carry any double voting right at any moment, and the "class B" would carry no voting rights except on any distribution of dividends or reserves. Other than as stated above, none of our principal shareholders has voting rights different than our other shareholders.

Shareholders in the United States

As of June 30, 2023 and December 31, 2023, we estimate that approximately 22.4% and 27.9%, respectively, of our outstanding ordinary shares were held in the United States.

B.
Related Party Transactions

Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

BPI, which is a shareholder of Cellectis, participated in a bank syndicate that granted to Cellectis the PGE loan. Since January 1, 2023, we have made payments of $1.6 million in principal and $0.2 million in interest pursuant to the PGE loan. For more information, see “Item 5.B—Liquidity and Capital Resources.”

We entered into a transfer of receivables agreement with BPI, to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, BPI advanced 5,456,000 € over the period from June 15, 2022 to June 15, 2023, with a commitment fee to be charged to Cellectis of 0.40%. The agreement was amended to extend the period to June, 15, 2024.

We entered into a transfer of receivables agreement with BPI , to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, Bpifrance advances 5,284,000 € over the period from July 15, 2023 to July 15, 2024, with a commitment fee to be charged to Cellectis of 0.40%.

BPI, has signed a grant and refundable advance to partially support a R&D program related to Cellectis UCART 20x22 for up to €6.4 million subject to specific conditions. In 2023, Cellectis received $3.1 million pursuant to this advance.

As part of the AZ JRCA with AZ Ireland, twenty five genetic targets have been exclusively reserved for AZ Ireland, from which up to 10 candidate products could be explored for development. AZ Ireland will have an option for a worldwide exclusive license on the candidate products, to be exercised before IND filing. Pursuant to the AZ JRCA, Cellectis’ research costs under the collaboration will be funded by AZ Ireland and Cellectis has received an upfront payment of $25 million in November 2023. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships.”

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers and service agreement with Director.

Equity Awards

Since January 1, 2023, we have granted equity awards to certain of our directors and executive officers:

•
On January 24, 2023, we granted 1,417,321 stock options to our executive officers and the chairman of our board of directors, with a vesting over three years and subject to performance conditions.
•
On May 4, 2023, we granted 260,000 stock options to certain of our executive officers, with a vesting over three years and subject to performance conditions.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We have initiated an arbitration proceeding through the Centre de Médiation et d'Arbitrage de Paris, which, if the arbitral tribunal does not rule in our favor, may have negative impact on our business. For more information, see "Risk Factors - Risks Related to Our Reliance on Third Parties - Servier's discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences". Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Distribution

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting related to the statutory financial statements of Cellectis S.A.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $4.1 million on December 31, 2023). Moreover, Cellectis accumulated deficit is $112.9 million as of December 31, 2023 which only corresponds to 2023 net result. During the annual shareholders meeting of June 27, 2023, the shareholders, in accordance with French Law, approved the absorption of $134.1 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

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

B.
Significant Changes

Calyxt deconsolidation

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global). With Calyxt as the surviving entity, current equity holders of Cibus Global would receive shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to this Merger. Upon completion of the proposed Merger, Cellectis S.A. was expected to own approximately 2.4% of the equity interests of the merged combined company, resulting in a loss of control by Cellectis over Calyxt.

In this context, since November 23, 2022, and for so long as Cellectis retained control over Calyxt, the assets and liabilities of Calyxt are presented in the financial statements as non-current assets and liabilities held for sale for all periods presented, in accordance with IFRS 5. The statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows reflect the presentation of Calyxt as a discontinued operation for all period presented, with a restatement of the 2022 statements.

On May 31, 2023 immediately prior to the consummation of the Merger, Cellectis S.A.’s ownership interest in Calyxt amounted to 48.0%. Cellectis’ voting rights continued to give Cellectis the power to direct relevant activities of Calyxt and therefore Calyxt continued to be consolidated through the May 31, 2023 consummation of the Merger. On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name of Cibus, Inc.

Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement. Cellectis’ equity interest in Cibus was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Cibus. Consequently, Calyxt was deconsolidated on June 1, 2023. Calyxt’s results are included in the Group’s results until May 31, 2023, and continue to be presented as the results of discontinued operations until that date.

Collaboration and Investment Agreements with AstraZeneca

Joint Research and Collaboration Agreement

On November 1, 2023, we and AZ Ireland entered into the AZ JRCA. Pursuant to the AZ JRCA, the parties will collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA. Cellectis granted AZ Ireland an exclusive option, on a candidate product by candidate product basis, to receive a worldwide, exclusive, royalty bearing, sublicenseable (under certain conditions) license under the Licensed Technology to exploit the relevant product candidate.

Initial Investment Agreement

AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5,00 per share.

Subsequent Investment Agreement

On November 14, 2023, AZ Holdings and Cellectis entered into the Subsequent Investment Agreement, under which AZ Holdings would make a further investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis : 10,000,000 "class A" convertible preferred shares and 18,000,000 "class B" convertible preferred shares. Until they convert into ordinary shares, the "class A" convertible preferred shares would have single voting rights and would not carry any double voting right at any moment, and the "class B" convertible preferred shares would carry no voting rights except on any distribution of dividends or reserves.

For more information, see “Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships- Collaboration and Investmnet Agreements with AstraZeneca.”

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

Corporate Purpose

Our corporate purpose, which is set forth in Article 3 of our By-laws, in France and abroad includes:

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

Directors

Quorum and Voting. The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board of directors allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. The board of directors may also take by written consultation certain decisions restrictively listed by French law.

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

Directors’ Age Limits. The number of directors who are more than seventy-five (75) years old may not exceed one third of the directors in office. The Chairman of the Board cannot be more than eighty (80) years old.

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

D.
Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries (subject to the absence of any specific decision taken by the government otherwise). Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries. In addition, there is a reporting obligation to a customs officer for transfer of cash in banknotes and coins of €10,000 or more carried in, or out of, the European Union.

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

This section is based on the Code, existing and proposed income tax regulations issued under the Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this Annual Report. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the PFIC rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service, or IRS, or the courts. No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the ADSs or that any such position would not be sustained.

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

Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. No assurances may be given at this time as to our PFIC status for the taxable year ended December 31, 2024 or future taxable years. PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with any position we take regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “— PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for the taxable year ending December 31, 2024 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2023. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

The amount of dividend will include any amounts withheld by the Company in respect of French taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury and the Final FTC Treasury Regulations (as defined below), French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. holder’s U.S. federal income tax liability. Treasury Regulations issued on December 28, 2021, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, or the Final FTC Treasury Regulations, impose additional requirements for foreign taxes to be eligible for credit. However, the IRS has indicated that taxpayers may defer the application of many of the additional requirements until further notice. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares, including under the Final FTC Treasury Regulations.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although the matter is not free from doubt (and while we can give no assurances as to our PFIC status for taxable year ending December 31, 2024 or future taxable years), we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023.

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

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the ownership and disposition of the ADSs. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws or non-tax laws, foreign tax laws, and any changes in applicable tax laws, and any pending or proposed legislation or regulations.

Material French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of the ordinary shares or ADSs and, unless otherwise noted, this discussion is the opinion of Jones Day, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

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

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities, and could be amended at any time. Pursuant to Regulations BOI-ANNX-000467-20/12/2023 issued on December 20, 2023, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

Although there is neither case law nor official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties. U.S. Holders are urged to consult their own tax advisor about the possible application of the registration duty upon the transfer of ADSs.

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

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 25%. Such withholding tax may be reduced to 12.8% for dividends paid to non-resident individuals. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. The list of non-cooperative State or territory is published by decree and is in principle updated annually. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

In the event that dividends are paid by Cellectis, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC) other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC (unless the Company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 (due to recent case law regarding status of limitation for filing a withholding tax claim; U.S. Holders are advised to consult their own tax advisors in this respect).

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

Since the withholding tax rate applicable under French domestic law to U.S. holders who are individuals does not exceed the cap provided in the Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty. (except in the particular situation when the dividends are paid to such U.S. holders out of France in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC and are subject to the 75% withholding tax in France).

In addition, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill No. 2019-1479 for 2020) and under certain conditions (in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company is located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. Holder which is in a tax loss position or which tax result is nil due to offset of tax losses (French Administrative Supreme Court, October 18, 2022, n°466329) for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. The refund must be claimed within the same period applicable to claim related to taxes other than local taxes. Also, pursuant to Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.

Given the special features of the ADSs, U.S. Holders are urged to consult their own tax advisor about the possible application to ADSs of such provisions in light of their own circumstances.

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided that all of the following apply to such holder:

•
it is not a French tax resident for French tax purposes; and,
•
it has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and,
•
it has not transferred ordinary shares or ADSs as part of redemption by Cellectis, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as result, be subject to French dividend withholding tax. As an exception, a U.S Holder, established, domiciled or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2bis of the same Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds.

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

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the U.S. Securities Exchange Commission (the "SEC"). Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an Annual Report containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

We maintain a corporate website at www.cellectis.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

You may also review a copy of this Annual Report, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE,

Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Cellectis, that file electronically with the SEC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Allogene, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. If the average value of the U.S. Dollar had been 2.6% higher relative to the euro during 2023. Our exposure to currencies other than the U.S. dollar is negligible.

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
For the year ended December 31, 2023, our revenues denominated in U.S. dollars are mainly related to Iovance collaboration agreements. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $118.6 million as of December 31, 2023. Current financial assets denominated in U.S. dollars amounted to $72.0 million as of December 31, 2023. For more information, see “Item 5.A—Operating Results.”

The net foreign exchange result of continuing operations for the fiscal year 2023 is a gain of $2.4 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Liquidity risk

As of December 31, 2023, our financial debt primarily consists of lease debts for $51.5 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of the PGE for $18.5 million (including interest) of which $14.1 million remains as outstanding debt, the 2021 and 2022 Research Tax Credit financing with BPI for $11.9 million, and a liability related to the EIB loan of €20 million .

See Note 10.3 to our consolidated financial statements for more information on these and other market risks.

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

Depositary Payments for 2023

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

For the year ended December 31, 2023, Citibank, N.A., as Depositary, had made reimbursements to the Company of $392 thousand.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

(a)
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective because of the existence of a material weakness in internal control over financial reporting.

(b)
Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2023. Management’s assessment was based on the framework in “Internal Control – Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was not effective because of the existence of a material weakness in internal control over financial reporting, related to a lack of formality of accounting processes and controls over significant non-routine transactions and a design and operating deficiency associated with a lack of sufficient qualified resources with sufficient technical knowledge to identify and timely resolve complex accounting matters. This material weakness arose primarily as a result of an incorrect accounting treatment for the AstraZeneca arrangement and the deconsolidation of Calyxt at the closing date of the merger with Cibus, which have been corrected and appropriately reflected in the financial statements as of and for the year ended December 31, 2023.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was not effective as of December 31, 2023, our management, including our Chief Executive Officer and our Chief Financial Officer, believe that the consolidated financial statements contained in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

The Company’s failure to design and maintain effective controls to adequately review and analyze the accounting for complex and non-recurring transactions resulted in certain adjustments to the Company’s consolidated financial statements from prior quarters, as presented in this Annual Report. This did not result in a restatement of prior periods.

Remediation

In response to the material weakness described above, the Company’s management has begun, and will continue, to implement measures designed to ensure that the control deficiencies contributing to the material weakness are remediated, such that the controls are designed, implemented, and operating effectively.

The remediation actions include:

•
Updating our policies and procedures and redesigning controls to provide for the prompt engagement of third-party experts - to assist with the evaluation of complex and non-recurring technical accounting matters, and accounting for complex license and collaboration agreements,
•
Updating our policies and procedures and redesigning controls to derivative instruments and substantial dilution;
•
Providing additional training to our staff and management on those specific topics;
•
Implementing and testing such control procedures.

We believe that these actions will remediate the material weakness. The weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed prior to the end of fiscal year 2024.

As the Company continues to implement its remediation actions, it may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young et Autres, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2023, which is included herein. See paragraph (c) of the present Item 15, below.

(c)
See report of Ernst & Young et Autres, independent registered public accounting firm, included under “Item 17. Financial Statements” on page F-3.
(d)
No changes in internal controls over financial reporting occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Axel-Sven Malkomes, Mr. Pierre Bastid, and Donald Bergstrom are audit and finance committee financial experts as defined by the SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Global Market. Mr. Axel-Sven Malkomes, Mr. Pierre Bastid, and Donald Bergstrom are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Global Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young et Autres, or Ernst & Young LLP, has served as our independent registered public accounting firm for 2022 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended
	December 31,
	2022	2023
	($, in thousands)
Audit Fees *	995	825
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees *	241	198
Total	1,235	1,022

(*) $1,235 thousands and $853 thousands respectively for the years ended December 31, 2022 and 2023.

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

“Other Fees” relate to services provided with respect to our registration statement for Cellectis' ATM programs and offerings.

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2022 or 2023.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre- approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2023 were pre-approved by the audit and finance committee.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The terms of office of Ernst & Young et Autres, independent registered public accounting firm of the Company since 2012, will expire at the end of the Annual Shareholders’ Meeting to be held in 2024 convened to approve the financial statements for the year 2023. Ernst & Young et Autres’ terms of office cannot be legally extended as it reached the maximum legal duration.

The selection procedure of the auditors to be appointed by the Annual Shareholders’ Meeting in 2024 was overseen by the audit and finance committee, following which a recommendation to the board of directors was issued.

The board of directors, at its meeting of January 25, 2024 approved the audit and finance committee’s recommendation and decided to propose the appointment of KPMG SA as independent registered public accounting firm. Consequently, the board of directors will propose to the Annual Shareholders’ Meeting to be held in 2024 to appoint KPMG SA as new independent registered public accounting firm for a 6-year term, i.e. until the Annual Shareholders’ Meeting to be held in 2030, which will be convened to approve the financial statements for the year 2029.

The reports of Ernst & Young et Autres on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During each of the years ended December 31, 2023 and 2022:

•
there were no “disagreements” (as that term is described in Item 16.F(a)(1)(iv) of Form 20-F and the instructions to Item 16.F) between Cellectis S.A.and Ernst & Young et Autres on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to Ernst & Young et Autres’ satisfaction, would have caused Ernst & Young et Autres to make reference to the subject matter of the disagreement(s) in connection with its report; and
•
there were no “reportable events” (as that term is defined in Item 16.F(a)(1)(v) of Form 20-F), except as it relates to the identification of a material weakness in internal control over financial reporting as disclosed in Item 15.B of this Annual Report.

During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging KPMG SA, which must be approved by an affirmative vote of shareholders at the next Annual Shareholders’ Meeting), neither the Company, nor anyone on its behalf, has consulted KPMG SA regarding:

•
either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant’s financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that KPMG SA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue;
•
or any matter that was either the subject of a disagreement (as described in Item 16.F(a)(1)(iv) of Form 20-F) and the related instructions to this Item) or a reportable event (as defined in Item 16.F(a)(1)(v) of Form 20-F).

The Company has furnished Ernst & Young et Autres with a copy of the statements made under this Item 16F and requested that Ernst & Young et Autres furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Ernst & Young et Autres' letter, dated April 29, 2024, is filed as Exhibit 15.2 to this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers as defined in the rules promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), are permitted pursuant to Nasdaq Listing Rule 5615(a)(3) to follow home country corporate governance practices in lieu of the Nasdaq Listing Rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our By-laws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with applicable Nasdaq corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 under the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.

In addition, Nasdaq Listing Rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1⁄3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq Listing Rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. The reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

Finally, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Listing Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rules 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq Listing Rules (Nasdaq Listing Rule 5635(d)). Under French law, our shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s shareholders’ meeting pursuant to which shareholders may delegate their authority to the Executive Board to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Listing Rule 5635, we follow our French home country practice, rather than complying with this Nasdaq Listing Rule.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company starting the fiscal year ending December 31, 2024.

ITEM 16K. CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. Our cybersecurity policies, standards, processes, and practices are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. However, this does not mean that our policies, standards, processes, or practices meet any particular technical standards, specifications, or requirements, but only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity policies, standards, and practices are integrated into our overall risk management system and processes as part of our IT security policy and IT security incident response plan.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management strategy focuses on several areas:

•
Identification and Reporting: We have implemented a cross-functional approach to assessing, identifying and managing cybersecurity threats and incidents. Our program includes controls and procedures that are designed to identify, classify and escalate certain cybersecurity incidents to enable management to provide visibility and direction as to the public disclosure and reporting of material incidents in a timely manner.
•
Technical Safeguards: We have implemented technical safeguards that are designed to protect our information system from cybersecurity threats, including a firewall, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability and cybersecurity threat intelligence analysis, as well as third-party audits and certifications.
•
Incident Response and Recovery Planning: We have established and maintain comprehensive incident response, business continuity, and disaster recovery plans designed to address our response to a cybersecurity incident. We conduct regular tabletop exercises to test these plans and familiarize personnel with their roles in a response scenario.

•
Third-Party Risk Management: We maintain a risk-based approach to identifying and overseeing material risks from cybersecurity threats presented by our use of third parties, including vendors, service providers, and other external users of our systems, including any outside auditors and consultants who advice on our cybersecurity systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems.
•
Education and Awareness: We provide regular, mandatory training for our employees regarding cybersecurity threats as a means to equip our employees with tools to make employees aware of and to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes, and practices.

We conduct periodic assessments and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments, audits, and reviews are evaluated by management and reported to our audit and finance committee and our board of directors, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on information provided by these assessments, audits, and reviews. Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition. See “Risk Factors—Risks Related to Operational Compliance and Risk Management—Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs or loss of personal data.”

Governance

Cybersecurity is an important part of our risk management processes and an area of increasing focus for our board of directors and management. Our audit and finance committee is responsible for the oversight of risks from cybersecurity threats. At least annually, the audit and finance committee receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. Members of the audit and finance committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by a team of senior level management, including our Chief Executive Officer, Chief Financial Officer, General Counsel, and Chief Information Officer. These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, these members of management report to the audit and finance committee about material risks from cybersecurity threats, among other cybersecurity related matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-67 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1	By-laws (Statuts) of the registrant	20-F			Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.1.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.1.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.1.4#**	Fourth Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated November 4, 2022	20-F	001-36891	4.1.4	March 14, 2023

4.2#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.3	Form Change in Control Agreement	20-F	001-36891	4.3	March 14, 2023

4.4†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.5†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.6†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.7†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.8†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.9†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.10†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.11†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.12†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.13†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.14†#	Second Free Share 2018 Plan	S-8 POS	333-227717	99.3	March 4, 2021

4.15†#	2021 Stock Option Plan	S-8	333-258514	99.1	August 5, 2021

4.16†#	2021 Free Shares Plan	S-8	333-258514	99.2	August 5, 2021

4.17†#	2022 Stock Option Plan	S-8	333-267760	99.1	October 6, 2022

4.18†#	2022 Free Shares Plan	S-8	333-267760	99.2	October 6, 2022

4.19†#	2023 Stock Option Plan	S-8	333-273777	99.1	August 7, 2023

4.20†#	2023 Free Shares Plan	S-8	333-273777	99.2	August 7, 2023

4.21#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 7, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.22#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.23#**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020	20-F	001-36891	4.26.1	March 5, 2020

4.24	[Reserved.]

4.25	[Reserved.]

4.26	[Reserved.]

4.27	[Reserved.]

4.28#	Sales Agreement, dated as of March 29, 2021, by and between Cellectis S.A. and Jefferies LLC	6-K	001-36891	1.1	March 29, 2021

4.28.1#	Amendment No. 1 to the Sales Agreement between Jefferies LLC and Cellectis S.A., dated January 4, 2023	6-K	001-36891	1.2	January 4, 2023

4.29#**	Credit Facility Agreement between the European Investment Bank and Cellectis S.A., dated December 28, 2022	20-F	001-36891	4.26	March 14, 2023

4.30#**	Joint Research and Collaboration Agreement dated November 1, 2023 between Cellectis S.A. and AstraZeneca Ireland Limited	6-K	001-36891	99.1	November 9, 2023

4.31#**	Initial Investment Agreement dated November 1, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A.	6-K	001-36891	99.2	November 9, 2023

4.32#**	Subsequent Investment Agreement dated November 14, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A	6-K	001-36891	99.3	November 9, 2023

4.33#**	Subscription Agreement for Warrants to be issued by Cellectis S.A. dated March 30, 2023				Filed herewith

8.1	List of subsidiaries of the registrant				Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of Ernst & Young et Autres (PCAOB # 1704)				Filed herewith

15.2	Letter from Ernst & Young et Autres pursuant to Item 16.F				Filed herewith

97.1	Compensation Recoupment Policy of Cellectis	Filed herewith

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

Financial Statements for the Years Ended December 31, 2021, 2022 and 2023:

Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2023 and 2022, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for joint research and collaboration agreement and initial and subsequent investment agreements
Description of the Matter

As discussed in Notes 2.6, 4.3, 12.1, 15 and 16.1 to the consolidated financial statements, on November 1, 2023, the Company signed the Joint Research and Collaboration Agreement (JRCA) with AstraZeneca Ireland and, on November 1, 2023 and November 14, 2023, signed the Initial and Subsequent Investment Agreements with AstraZeneca Holdings, respectively. The Company received an upfront payment of $25 million under the terms of the JRCA and $80 million under the terms of the Initial Investment Agreement (IIA). Additionally, under the terms of the Subsequent Investment Agreements (SIA), AstraZeneca Holdings is expected to make an equity investment in the Company of $140 million, subject to the fulfilment of certain closing conditions.

The Company concluded that the JRCA, IIA and SIA required evaluation on a combined basis and, in addition to the $25 million upfront payment received under the terms of the JRCA, allocated $35.7 million of the proceeds from the IIA and the fair value of the derivative associated with the SIA of $48.4 million to the JRCA. Total consideration allocated to the JRCA of $84.1 million was reflected as deferred revenue as of December 31, 2023, and no revenue was recognized under the JRCA for the year ended December 31, 2023.

The Company valued the derivative instrument associated with the SIA at fair value of $48.4 million at the inception of the arrangement. The fair value of the derivative as of December 31, 2023 totaled $42.7 million, with the change in fair value of $5.7 million recognized as financial expense in the statements of consolidated operations.

Auditing the Company’s accounting for the JRCA, IIA and SIA was complex due to the significant judgment required to determine the portion of the total combined consideration associated with these arrangements that is allocable to the JRCA as deferred revenue. In particular, significant judgment was required in determining the appropriate accounting standard applicable in determining the portion of the IIA and SIA that were applicable to the revenue generating components of the overall relationship. Additionally, auditing the Company’s estimate of fair value of the derivative instrument associated with the SIA was complex due to the significant judgment required to estimate the probability of transaction completion.

How We Addressed the Matter in Our Audit

Our audit procedures on the Company’s accounting analysis included, among others, evaluating the application of authoritative accounting standards in determining total consideration allocable to the revenue generating component of the relationship, the valuation methodology, and the assumptions utilized in the valuation of the derivative instrument associated with the SIA. We inspected the JRCA, IIA and SIA agreements to evaluate applicable terms and conditions and confirmed key provisions with the counterparty. We inquired of operational and accounting personnel, executive management and in-house legal counsel to corroborate our understanding of the terms of the agreements that impact the nature and timing of goods and services transferred to the customer and the valuation of the derivative instrument. We assessed, with the assistance of our valuation specialists, the reasonableness of the underlying estimates and evidence supporting the Company’s assumptions, including the probability of transaction completion, by testing the completeness, accuracy, and relevance of underlying data used in the model and assessing whether these assumptions were consistent with historical trends and evidence obtained, including in other areas of the audit, such as internal company communications and presentations and external communications. We performed sensitivity analyses of significant assumptions to evaluate the changes in fair value of the derivative from changes in these assumptions. We also assessed the adequacy of the Company’s related disclosures in the consolidated financial statements.

/s/ Ernst & Young et Autres

Ernst & Young et Autres has served as the Company’s auditor since 2012.

Lille, France

April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cellectis S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cellectis S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Cellectis S.A. (and subsidiaries) (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. The Company lacks formality of accounting processes and controls over significant non-routine transactions and sufficient qualified resources with sufficient technical knowledge to identify and timely resolve complex accounting matters, which led to the correction of identified accounting misstatements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2023 and 2022, and the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the three years in the period ended December 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated April 29, 2024, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young et Autres

Lille, France

April 29, 2024

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2022	December 31, 2023
ASSETS
Non-current assets
Intangible assets	7	718	671
Property, plant and equipment	9	63,621	54,681
Right-of-use assets	8	44,275	38,060
Non-current financial assets	10	8,791	7,853
Total non-current assets		117,406	101,265
Current assets
Trade receivables	11.1	772	569
Subsidies receivables	11.2	14,496	20,900
Other current assets	11.3	9,078	7,722
Current financial assets	12.1	7,907	67,107
Cash and cash equivalents	12.2	89,789	136,708
Total current assets		122,043	233,005
Total assets held for sale	5	21,768	-
TOTAL ASSETS		261,216	334,270

LIABILITIES
Shareholders’ equity
Share capital	16	2,955	4,365
Premiums related to the share capital	16	583,122	522,785
Currency translation adjustment		(28,605)	(36,690)
Retained earnings		(333,365)	(304,707)
Net income (loss)		(106,139)	(101,059)
Total shareholders’ equity - Group Share		117,968	84,695
Non-controlling interests		7,973	-
Total shareholders’ equity		125,941	84,695
Non-current liabilities
Non-current financial liabilities	13	20,531	49,125
Non-current lease debts	12	49,358	42,948
Non-current provisions	19	2,390	2,200
Deferred tax liabilities	4.4		158
Total non-current liabilities		72,279	94,431
Current liabilities
Current financial liabilities	13	5,088	5,289
Current lease debts	13	7,872	8,502
Trade payables	13	21,456	19,069
Deferred income and contract liabilities	15	59	110,325
Current provisions	19	477	1,740
Other current liabilities	14	13,179	10,219
Total current liabilities		48,131	155,144
Total liabilities related to asset held for sale	5	14,864	-
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		261,216	334,270

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except per share amounts

		For the year ended December 31,
	Notes	2021	2022	2023

Revenues and other income
Revenues	4.1	30,347	19,171	755
Other income	4.1	8,250	6,553	8,438
Total revenues and other income		38,597	25,725	9,193
Operating expenses
Cost of revenue	4.2	(1,844)	(1,772)	(737)
Research and development expenses	4.2	(117,840)	(97,501)	(87,646)
Selling, general and administrative expenses	4.2	(22,882)	(17,494)	(16,812)
Other operating income (expenses)		488	1,377	(1,300)
Total operating expenses		(142,077)	(115,390)	(106,495)
Operating income (loss)		(103,481)	(89,666)	(97,302)
Financial income	4.3	13,218	8,880	21,479
Financial expenses	4.3	(6,486)	(17,815)	(40,642)
Net Financial gain (loss)		6,731	(8,935)	(19,163)
Income tax	4.4	-	(87)	(371)
Income (loss) from continuing operations		(96,749)	(98,688)	(116,835)
Income (loss) from discontinued operations		(28,358)	(15,345)	8,392
Net income (loss)		(125,107)	(114,034)	(108,443)
Attributable to shareholders of Cellectis		(114,197)	(106,139)	(101,059)
Attributable to non-controlling interests		(10,910)	(7,894)	(7,384)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	18
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(2.55)	(2.33)	(1.77)
Basic and diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)		(0.39)	(0.16)	0.28
Number of shares used for computing
Basic and diluted		44,820,279	45,547,359	57,012,815

When we have adjusted net loss, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2021	2022	2023

Net income (loss)	(125,107)	(114,034)	(108,443)
Actuarial gains and losses	240	1,983	597
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	240	1,983	597
Currency translation adjustment	(21,458)	(16,770)	2,919
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(21,458)	(16,770)	2,919
Other comprehensive income (loss) from discontinued operations	6,220	5,831	(1,522)
Total Comprehensive income (loss)	(140,106)	(122,989)	(106,449)
Attributable to shareholders of Cellectis	(127,890)	(114,739)	(100,535)
Attributable to non-controlling interests	(12,216)	(8,250)	(5,914)

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December: 31

$ in thousands

We present our consolidated statements of cash flows using the indirect method:

		For the year ended December 31,
	Notes	2021	2022	2023
Cash flows from operating activities
Net income (loss) for the period		(125,107)	(114,034)	(108,443)
Net loss for the period from discontinued operations		(28,358)	(15,345)	8,392
Net (loss) income for the period from continuing operations		(96,749)	(98,688)	(116,835)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Intercompany transactions between continuing and discontinued operations (1)		203	152
Amortization and depreciation		14,156	18,435	18,523
Net loss (income) on disposals		2	1,612	0
Net financial loss (gain)		(6,731)	8,935	19,163
Income tax		-	87	371
Expenses related to share-based payments		11,493	6,043	5,233
Provisions		421	270	1,352
Other non-cash items		-	(460)	(1,402)
Realized foreign exchange gain (loss)		719	(664)	8
Interest (paid) / received (2)		969	1,158	3,627
Operating cash flows before change in working capital		(75,518)	(63,120)	(69,961)
Decrease (increase) in inventories		215	-	-
Decrease (increase) in trade receivables and other current assets		(13,091)	(3,187)	2,252
Decrease (increase) in subsidies receivables		654	(5,806)	(6,238)
(Decrease) increase in trade payables and other current liabilities		177	3,247	(6,305)
(Decrease) increase in deferred revenues and contract liabilities		(252)	23	59,149
Change in working capital		(12,297)	(5,723)	48,859
Net cash flows provided by (used in) operating activities of continuing operations		(87,815)	(68,843)	(21,103)
Net cash flows provided by (used in) operating activities of discontinued operations		(16,746)	(18,601)	(3,644)
Net cash flows provided by (used in) operating activities		(104,562)	(87,444)	(24,746)

Cash flows from investment activities
Acquisition of intangible assets		(13)	(10)	-
Calyxt’s cash and cash equivalents disposed of (3)		-	-	(1,642)
Acquisition of property, plant and equipment	8	(18,543)	(2,431)	(1,073)
Net change in non-current financial assets	9	(143)	126	489
Sale (Acquisition) of current financial assets	7	15,000	-	(13,363)
Net cash flows provided by (used in) investing activities of continuing operations		(3,699)	(2,315)	(15,589)
Net cash flows provided by (used in) investing activities of discontinued operations		10,979	(446)	79
Cash flows provided by (used in) investment activities		7,279	(2,761)	(15,510)
		-
Cash flows from financing activities
Proceeds from the exercise of Cellectis stock options	15	11,601	-	-
Increase in share capital of Cellectis after deduction of transaction costs (4)	15	44,638	(569)	67,936
Increase in borrowings	12	-	5,750	29,671
Decrease in borrowings	12	-	(1,343)	(5,107)
Interest paid on financial debt		(368)	(332)	(333)
Payments on lease debts	12	(10,641)	(11,011)	(11,084)
Net cash flows provided by financing activities of continuing operations		45,230	(7,505)	81,084
Net cash flows provided by (used in) financing activities of discontinued operations		2,294	8,650	1,781
Net cash flows provided by (used in) financing activities		47,525	1,145	82,865
(Decrease) increase in cash and cash equivalents		(49,758)	(89,060)	42,608
		-	-
Cash and cash equivalents at the beginning of the year		241,148	185,636	93,216
Effect of exchange rate changes on cash		(5,754)	(3,360)	884
Cash from discontinued operations		13,823	3,427	-
Cash from continuing operations		171,813	89,789	136,708
Cash and cash equivalents at the end of the period	11	185,636	93,216	136,708

(1)
Net cash flows used in operating activities from continuing and discontinued operations being presented separately, the effect of intercompany transactions between the two categories is presented within the cash flows of each, although these transactions are fully eliminated in the Group’s financial statements
(2)
In line with IAS 7.31, interests (paid) / received are presented separately

(3)
On the date of loss of control, Calyxt’s cash and cash equivalents were derecognized. For better clarity, this impact is presented in investing activities separately from cash flows from discontinued operations
(4)
In line with IAS 32, expenses incurred in 2022 for $0.6 million which qualify for transaction costs related to the “at the market” offering and to the follow-on offering of Cellectis started respectively in January 2023 and February 2023 are deducted from equity as of December 31, 2022

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except share date

		Share Capital Ordinary Shares								Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)		Income (Loss)		attributable to shareholders of Cellectis		Non controlling interests		Total Shareholders’ Equity
As of January 1, 2021		42,780,186	2,785	872,134	(4,089)	(505,961)		(81,074)		283,795		25,051		308,846
Net Loss		-	-	-	-	-		(114,197)		(114,197)		(10,910)		(125,107)
Other comprehensive income (loss)		-	-	-	(13,932)	240		-		(13,693)		(1,306)		(14,999)
Total comprehensive income (loss)		-	-	-	(13,932)	240		(114,197)		(127,890)		(12,216)		(140,106)
Allocation of prior period loss		-	-	-	-	(81,074)		81,074		-		-		-
Exercise of stock options and capital increase Calyxt		-	-	-	-	2,699		-		2,699		1,668		4,367
Capital Increase Cellectis (ATM)		2,415,630	143	46,811	-	-		-		46,954		-		46,954
Transaction costs		-	-	(2,316)	-	-		-		(2,316)		-		(2,316)
Transaction with subsidiaries	15	-	-	-	-	(58)		-		(58)		58		-
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis		288,494	17	5,597	-	(2)		-		5,612		-		5,612
Non-cash stock-based compensation expense		-	-	12,497	-	-		-		12,497		621		13,118
Other movements		-	-	(27)	-	27		-		-		-		-
As of December 31, 2021		45,484,310	2,945	934,696	(18,021)	(584,129)		(114,197)		221,293		15,181		236,474

As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)		(114,197)		221,293		15,181		236,474
Net Loss							-	(106,139)	-	(106,139)	-	(7,894)	-	(114,034)
Other comprehensive income (loss)					(10,583)	1,983	-		-	(8,600)	-	(355)	-	(8,955)
Total comprehensive income (loss)					(10,583)	1,983		(106,139)		(114,739)		(8,250)		(122,989)
Allocation of prior period loss						(114,197)		114,197
Issuance of Calyxt's common stock and exercise of Calyxt's pre-funded warrants						1,341	-		-	1,341	-	1,392	-	2,733
Capital Increase of Calyxt						162	-		-	162	-	168	-	329
Transaction costs related to Calyxt's capital increase						(104)	-		-	(104)	-	(108)	-	(212)
Transaction costs related to Cellectis' capital increase				(570)			-		-	(570)	-			(570)
Transaction with subsidiaries						2,515				2,515		(2,515)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis		191,658	10			(10)
Non-cash stock-based compensation expense	15			8,071						8,071	-	2,105		10,175
Other movements				(359,076)		359,076
As of December 31, 2022		45,675,968	2,955	583,122	(28,605)	(333,365)		(106,139)		117,968	#REF!	7,973		125,941

As of January 1, 2023		45,675,968	2,955	583,122	(28,605)	(333,365)		(106,139)		117,968		7,973		125,941
Net Loss					-	-		(101,059)		(101,059)		(7,384)		(108,443)
Other comprehensive income (loss)					(73)	597		-		524		1,470		1,994
Total comprehensive income (loss)					(73)	597		(101,059)		(100,535)		(5,914)		(106,449)
Allocation of prior period loss						(106,139)		106,139
Capital increase of Cellectis (1)		25,907,800	1,401	68,584						69,985				69,985
Transaction costs related to Cellectis’ capital increase (2)				(2,049)						(2,049)				(2,049)
Operation between shareholders (3)						343				343		(343)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	167,433	9	-						9		-		9
Loss of control over Calyxt (4)												(3,625)		(3,625)
OCI Reclassification pursuant to Calyxt's deconsolidation (5)					(8,012)	(10)				(8,022)				(8,022)
Non-cash stock-based compensation expense	15			7,086						7,086		2,006		9,092
Other movements (6)				(133,958)		133,868				(90)		(97)		(187)
As of December 31, 2023		71,751,201	4,365	522,785	(36,690)	(304,707)		(101,059)		84,695		0		84,695

(1)
During the year ended December 31, 2023, 9,907,800 shares were issued in a February 2023 follow-on offering of American Depositary Shares (ADSs) with gross proceeds of $24.8 million (the Cellectis Follow-on Offering).

During the year ended December 31, 2023, 16,000,000 shares were issued on November 6, 2023 in connection with the AstraZeneca Initial Investment Agreement (the "IIA") of $80.0 million at a price of $5 per share. Following settlement and delivery of the new shares, AstraZeneca owns approximately 22% of the share capital, and 21% of the voting rights of the Company, has the right to nominate a non-voting observer on the board of directors of Cellectis, and has the right to participate pro rata in Cellectis’s future share offerings. A portion of the Initial Investment Agreement proceeds equal to $35.7 million was reallocated to the transaction price of the Joint Research and Collaboration Agreement ("AZ JRCA") with AstraZeneca collaboration agreement and recorded as deferred revenue. The amount is reflected as a deduction from the share premium. The remaining consideration received, after reallocation of the AZ JRCA and foreign exchange impact as of December 31, 2023, representing $44.9 million is reflected in share capital for $0.9 million and share premium for $44.0 million. Further details on the interdependence between the AZ JRCA and SIA are provided in Note 2.6 to the financial statements "Accounting treatment of significant transactions of the period".

(2)
The transaction costs recognized as a reduction of share premium during the year ended December 31, 2023 correspond to the $1.4 million issuance costs incurred in 2023 in connection with the Cellectis Follow-on Offering (in addition to the $0.6 million costs already incurred and deducted from Equity in the fourth quarter of 2022) and the $0.6 million issuance costs related to AstraZeneca initial investment.
(3)
Operations between shareholders during the year-end period ended December 31, 2023 correspond to the reduction in Cellectis’ percentage of interest in Calyxt from 49.1% at December 31, 2022 to 48.0% at May 31, 2023, without a change in the consolidation method until May 31, 2023.
(4)
On May 31, 2023, Calyxt consummated the Merger (as defined below) with Cibus Global. As from the consummation of the Merger, Cellectis has lost control over Calyxt and we proceeded with its deconsolidation. The net impact on Total Shareholders’ Equity corresponds to the derecognition of minority interests in Calyxt for $3.6 million.
(5)
We have reclassified at the date of loss of control amounts previously recognized in other comprehensive income related to Calyxt that should be reclassified in profit or loss according to IFRS 10.
(6)
Other movements include mainly the absorption of $134.1 million of retained earnings into share premium, approved during the annual shareholders meeting of June 27, 2023, in accordance with French Law. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

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

Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSPC product candidates in genetic diseases.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. (and Calyxt, Inc. until May 31, 2023), as a consolidated group of companies, are also referred to as the “Group.”

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global. Among other things, as part of the Merger, each share of Calyxt’s common stock, par value $0.0001 per share, existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the agreement and plan of merger (the “Merger Agreement”). Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (“Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023.

Note 2. Accounting principles

2.1 Basis of preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2023 were approved by our Board of Directors on April 29, 2024.

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

IFRS include International Financial Reporting Standards(“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee(“IFRIC”). The significant accounting methods used to prepare the Consolidated Financial Statements are described below.

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2023 but had no significant impact on the Consolidated Financial Statements:

•
IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)
•
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)
•
Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)
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

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2024, as specified below. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•
Amendments to IAS 1 regarding the classification of liabilities (issued in January 2020 and Effective for the accounting periods as of January 1, 2024)
•
Amendments to IAS 1 regarding the classification of debt with covenants (issued in October 2022 and Effective for the accounting periods as of January 1, 2024)
•
Amendment to IFRS 16 to “clarify how a seller-lessee subsequently measures sale and leaseback transactions” (issued in September 2022 and Effective for the accounting periods as of January 1, 2024)

Going concern

The consolidated financial statements were prepared on a going concern basis.

With cash and cash equivalents of $136.7 million as of December 31, 2023, and taking into account the €15.0 million under Tranche B of the €40.0 million Finance Contract with EIB received in January 2024, and the $140 million equity investment we expect to receive pursuant to the Subsequent Investment Agreement, the Company believes its cash and cash equivalents will be sufficient to fund its operations into, assuming receipt of such funds, 2026 and therefore for at least twelve months following the consolidated financial statements’ publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or chose to revise our strategy to extend our cash runway.

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

2.3 Consolidated entities and non-controlling interests

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

The Group ensures that it has control over its consolidated subsidiaries. If the Group loses control of a subsidiary and does not exercise significant influence, the subsidiary is deconsolidated as of the date control is lost.

At the date when control is lost, the Group derecognizes the assets and liabilities of the subsidiary and of any non-controlling interests in the former subsidiary at their carrying amounts, and recognizes the fair value of any consideration received from the transaction that resulted in the loss of control and the fair value of any investment retained in the former subsidiary. The Group recognises any resulting difference as a gain or loss in profit or loss attributable to the parent. The Groupe also reclassifies to profit or loss, or transfer directly to retained earnings if required by other IFRSs, the amounts recognised in other comprehensive income in relation to the subsidiary. This reclassification is made at parent company level.

Investments in associates

Associates are entities in which the Group has significant influence in respect of financial and operating policy decisions, but not control. Significant influence is assessed through voting rights.

Investments in associates are accounted for under the equity method and are initially recognized at cost.

The consolidated financial statements include the Group’s share of the total comprehensive income of associates from the date when significant influence is obtained until the date it ceases.

If the Group’s share of losses exceeds its equity interest, the carrying amount of investments consolidated under the equity method is reduced to zero and the Group ceases to recognize its share of future losses unless the Group has a legal or constructive obligation to bear a portion of future losses or to make payments on behalf of the associate.

2.4 Foreign currencies

Foreign currency transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rate at the date the transaction first qualifies for recognition. The revaluation is done automatically by the accounting system.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate effective at the period end date. Differences arising on settlement or translation of monetary items are recognized as financial income or expenses in profit or loss

Non-monetary items that are measured in a foreign currency are translated using the exchange rates at the date of the initial transaction. Non- monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are recognized respectively in profit or loss when the change in fair value of the item is recognized in profit or loss and in OCI when the change in fair value of the item is recognized in OCI.

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

•
Revenue Recognition: Collaboration Agreements and Licenses, Sales of Products and Services (Note 4.1)
•
Research Tax Credit (Note 4.1)
•
Share-Based Compensation (Note 17)
•
Provisions for risks and charges (Note 19)
•
Current financial assets (Note 12.1)
•
Non Current financial assets (Note 13)
•
Impairment tests (Note 6)

2.6 Accounting treatment of significant transactions of the period

We present below the accounting treatment applied in the Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2023 concerning the collaboration and investment agreements entered into with AstraZeneca. The purpose of this section is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca announced that they entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA").

Pursuant to the AZ JRCA, the parties will collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). Following the Initial Investment, AZ Holdings owned approximately 22% of the share capital and 21% of the voting rights of the Company.

Following this first equity investment of AstraZeneca, Cellectis signed on November 14, 2023, a Subsequent Investment Agreement (the "SIA") for an additional equity investment of $140 million by AstraZeneca that is subject to the fulfilment of the closing conditions described hereafter. The additional investment will be made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares would benefit from a liquidation preference and would be convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one for one basis.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland will reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products (as defined in the JRCA).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance obligations in proportion to their stand-alone selling price. As at December 31, 2023, no Research Plan (as defined in the AZ JRCA), which provides a framework for research activities, had started, and therefore we have not recognized any revenue related to research activity performance obligation. As a result, the entire $25 million upfront payment received in November 2023 is recorded within deferred income and contract liabilities at December 31, 2023.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS standards, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AstraZeneca under the IIA and the initial fair value of the derivative recognized for the SIA to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

The fair value of the IIA at the initial recognition date was determined on the basis of Cellectis' share price at the date of signature, as follows:

As of November 1, 2023
Number of shares issued	16,000,000
Spot share price (in €)	2.63
Spot foreign exchange rate	1.05
Fair value of shares in $ thousands	44,272
Proceeds received in $ thousands	80,000
Proceeds reallocated to the JRCA in $ thousands	35,728

The valuation method and parameters used to estimate the fair value of the SIA at initial recognition date is detailed in the section "Accounting treatment of the Subsequent Investment Agreement" below. The initial fair value of the SIA was $48.4 million.

In accordance with applicable IFRS standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA.

As the additional consideration is fixed from the inception of the IIA and SIA, it is reflected in the AZ JRCA transaction price from inception and recorded as deferred revenue totaling $84.1 million. The corresponding income will be recognized as revenue in profit and loss, in accordance with the characteristics of AZ JRCA performance obligations, when satisfied. For the year ended December 31, 2023, no corresponding performance obligations have been satisfied.

Accounting treatment of the Subsequent Investment Agreement

At signing date of the SIA, the closing of this additional equity investment was subject to:

•
the approval of the extraordinary general meeting of the shareholders of Cellectis. The meeting was held on December 22, 2023 and approved the creation of the convertible preferred shares “class A” and “class B” and the delegation of its share capital increase power to the Board of Directors,
•
clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and
•
other customary closing conditions.

As these preferred shares include no contractual obligation to deliver cash or another financial asset or to exchange financial assets or financial liabilities under conditions that are potentially unfavorable to the issuer, they meet the definition of equity instruments as per IAS 32.16,

This contract meets all derivatives criteria since its value changes depending on the listed price of Cellectis' ordinary shares, it requires no initial investment as the rights and obligations will be performed on the closing date and it is to be settled at a future date that is expected to occur by March 31, 2024. This contract does not meet the “fixed for fixed” condition set in IAS 32.16 and 22 since it will be settled by the exchange of a fixed amount in a currency that is not the functional currency of the Company for a fixed number of equity instruments.

Based on these factors, the SIA is a derivative and shall therefore be recognized according to the principles of IFRS 9, under which the derivative instrument is recognized at its fair value with any subsequent change of fair value recognized in profit and loss.

On the closing date of the SIA (i.e. upon completion of the additional investment), the cash received will be recognized on the balance sheet, the derivative will be derecognized, and any difference between the cash received and the fair value of the derivative at closing date will be recognized against share premium and share capital.

Valuation of the derivative

On November 14, 2023, the execution of the SIA does constitute a commitment by AstraZeneca and does not constitute a firm commitment by Cellectis to deliver the shares as completion of the transaction is still subject to conditions precedent, including the approval by the Cellectis shareholders' general meeting. The general meeting called to vote on this transaction was held on December 22, 2023, and approval was approved.

Based on this fact pattern, we value the SIA at initial recognition as a put option held by Cellectis with a maturity on the date of the general meeting. From the date of approval at Cellectis' general meeting, we value the SIA as a forward sale of new shares, with a maturity on the expected date of completion of the investment. The absence of dividends and the short residual maturity of the forward sale make the two types of instruments economically similar and this distinction has limited impact on the valuation.

The fair value of the derivative is estimated as follows:

•
Based on the expected maturity of the derivative by management, we estimated fair value conditional on completion of the transaction using a valuation model with observable inputs, such as the Cellectis share price, risk-free rate and forward exchange rate. The inputs are detailed in the table below.
•
We applied to this conditional fair value a weighting based on management's estimate of the probability of the transaction being completed (i.e. of the remaining conditions precedent being fulfilled). To estimate this probability of occurrence, we have estimated for each condition precedent the probability that it will be fulfilled on the basis of empirical, qualitative and quantitative criteria at each valuation date.

Given the absence of significant movements in the share price on and after November 14, 2023, we consider that the market was already anticipating this investment on November 14, 2023, and consequently that valuations should not be adjusted for dilutive effects.

As the valuation is based on both observable and unobservable inputs (mainly the probability of investment completion and the expected life of the derivative), this is a level 3 instrument under the IFRS 13 fair value hierarchy.

At initial recognition on November 14, 2023, and as of December 31, 2023, assumptions used and estimated fair value are as follows:

	As of November 14, 2023	As of December 31, 2023
Number of shares to be issued	28,000,000	28,000,000
Subscription price (in $)	5.00	5.00
Expected life of derivative (in years)	0.11	0.25
Spot share price (in €)	2.33	2.76
Forward foreign exchange rate at maturity	1.09	1.10
Risk-free rate at maturity	5.7%	5.5%
Volatility	119.6%	n.a.
Probability of transaction completion	72.0%	81.0%
Fair value in $ thousands	48,365	42,694

We performed fair value sensitivity tests on assumptions that are sensitive and require management's judgment (i.e. the probability of investment completion and the expected life of the derivative). The results of these tests are presented below.

Sensitivity of the derivative fair value to the probability of transaction completion

Fair value in $ thousands	As of November 14, 2023	As of December 31, 2023
Probability of transaction completion -2%	47,022	41,640
Expected probability of transaction completion estimated by management	48,365	42,694
Probability of transaction completion +2%	49,709	43,748

Sensitivity of the derivative fair value to the expected life of the derivative

Fair value in $ thousands	As of December 31, 2023
Expected life of derivative +1 month	42,197
Expected life of derivative estimated by management	42,694
Expected life of derivative -1 month	43,194

The sensitivity of the fair value to the expected life of the derivative at the initial recognition date is not presented, as the estimated term of the derivative at that date corresponds to the date of the Cellectis shareholders' meeting called to authorize the transaction, which is already a fixed and known date.

At initial recognition, the fair-value measurement of the derivative is $48.4 million. The fair value of this instrument has been remeasured on December 31, 2023 and amounts to $42.7 million. The difference in fair value measurement of 5.7 million has been recognized in financial expense.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of December 31, 2023, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the twelve-month period ended December 31, 2023 the consolidated group of companies includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc and Calyxt, Inc. through May 31, 2023, the date of Calyxt's deconsolidation. See Non-consolidated entities below.

For the twelve-month period ended December 31, 2022 the consolidated group of companies included Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc and Calyxt, Inc.

Investments in associates

On December 29, 2022, we entered into a Collaboration Agreement with Primera Therapeutics, Inc. (“Primera”) (the “Primera Collaboration Agreement”). Under the Primera Collaboration Agreement, Primera and Cellectis will be co-developing a mitochondrial DNA engineering toolbox for therapies to treat mitochondrial diseases.

Pursuant to this collaboration, Cellectis is contributing gene editing research, technology, manufacturing and clinical development experience and expertise. The Primera Collaboration Agreement also grants Primera a right to exercise an exclusive worldwide option to obtain a license from Cellectis on up to five product candidates developed under the Primera Collaboration Agreement. Upon Primera exercising the option, Cellectis would be eligible to receive milestone payments and royalty payments on the net sales of the products developed under the Primera Collaboration Agreement.

Pursuant to the Primera Collaboration Agreement, on May 17, 2023, Cellectis and Primera entered into a Subscription Agreement and a Shareholders Agreement under which Cellectis received 234,570 shares of common stock of Primera, representing a 19.0% ownership interest and 19% of the voting rights in Primera at that date, and a right to designate a director to Primera’s board of directors.

Consequently, we consider that, since May 17, 2023, we have significant influence over Primera as defined by IAS 28 because, in addition to voting rights, Cellectis receives and actively holds a seat on Primera’s board of directors and Cellectis provides Primera with access to essential technical information. Therefore, our investment in Primera is accounted for using the equity method starting on May 17, 2023.

On initial recognition, the investment in an associate is recognized at cost. We consider that the best estimate of the fair value of the consideration given to Primera is the fair market value of Primera’s shares received by Cellectis. The fair value of the investment is immaterial.

As of December 31, 2023, following Primera’s share capital increase that occurred after May 17, 2023, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss between May 17, 2023 and December 31, 2023 and applying our ownership rate, the value of our investment is nil. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of December 31, 2023, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations. Our share of Primera’s loss as of December 31, 2023, has been recognized in other operating expenses.

Non-consolidated entities

Calyxt was consolidated until May 31, 2023.

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global). With Calyxt as the surviving entity, current equityholders of Cibus Global received shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to this Merger.

Effective November 23, 2022, assets and liabilities of Calyxt qualified for non-current assets and liabilities held for sale for all periods presented, in accordance with IFRS 5 and the statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows were adjusted to reflect the presentation of Calyxt as a discontinued operation for all period presented.

On May 31, 2023 immediately prior to the consummation of the Merger, Cellectis S.A.’s ownership interest in Calyxt amounted to 48.0%. Cellectis’ voting rights continued to give Cellectis the power to direct relevant activities of Calyxt and therefore Calyxt continued to be consolidated through the May 31, 2023. On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name of Cibus, Inc.

Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement. Cellectis’ equity interest in Cibus was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Cibus.

Consequently, effective June 1, 2023, Calyxt was deconsolidated. Calyxt’s results are included in the Group’s results until May 31, 2023, and continue to be presented as discontinued operations until that date.

On the date of deconsolidation, we derecognized Calyxt’s assets, liabilities and related non-controlling interests in Calyxt. We recognized the investment retained in Calyxt at its fair value and recorded a profit from deconsolidation representing the remaining net impact of the above entries. The profit from deconsolidation is included in the results of discontinued operations in accordance with IFRS 5.

We also reclassified to profit or loss the amounts recognized in other comprehensive income related to Calyxt that should be reclassified according to relevant IFRSs. This reclassification is made at parent entity level and has no impact on the profit from deconsolidation presented below.

On the date of loss of control, the profit from Calyxt’s deconsolidation is as follows:

As of May 31,
2023

Assets held for sale	(19,714)
Liabilities related to assets held for sale	23,592
Non-controlling interests	3,625
Net assets, liabilities and equity derecognized	7,503

Consideration received in cash	-
Fair value of the retained investment	15,097
Consideration received	15,097

Profit from deconsolidation	22,600

Pursuant to the deconsolidation of Calyxt, our investment in Calyxt is classified as a current financial asset and measured at fair value as of December 31, 2023, as further described in Section 12.1. Changes in fair value subsequent to deconsolidation are recognized in the income statement under financial gain or loss.

Adjustments to the unaudited condensed consolidated financial statements previously reported regarding Calyxt (unaudited)

We have identified material misstatements to the unaudited condensed financial statements for the three- and six-month periods ended June 30, 2023 and the nine-month periods ended September 30, 2023 (reported respectively in Forms 6-K filed on August 7, 2023 - subsequently amended on September 5, 2023-, and on November 6, 2023).

The misstatements relate to the recognition of certain transaction costs related to the Merger.

Specifically, these costs relate to success-fees payable to an external advisor. These costs were initially considered as relating to the period after deconsolidation, and as such were not included in the Group's operating results. However, under IFRS, and in particular IAS 37, the conditions for recognizing a liability for these costs were met before the effective date of the merger (i.e. before deconsolidation), and as such should have been included in the Group's results.

The adjustments also concern the amount of share-based payment expense related to Calyxt to be included in the Group's operating results. Certain equity awards granted by Calyxt to employees and non-employee directors contained vesting acceleration clauses triggered by the occurrence of certain events such as a merger. As a result of the Merger closing, these clauses effectively triggered a vesting acceleration of certain equity awards. In accordance with IFRS, and in particular IFRS 2, the share-based payment expense to be recognized must be estimated at each closing date on the basis of the number of instruments expected to vest and the vesting period estimated by management. Considering the terms of the grant agreements and the probability of the events giving rise to the application of the acceleration clauses already existing prior to the effective Merger date, the share-based payment expense for the period prior to the effective Merger date, i.e. prior to the deconsolidation date, was initially underestimated and therefore an additional share-based payment expense should have been included in Cellectis group's results.

For the six-month period ended June 30, 2023 and the nine-month period ended September 30, 2023, the adjustments to the reported condensed consolidated financial statements are identical and amount to $2.2 million (unaudited) in share-based payment expense, $0.1 million (unaudited) in payroll tax due to the additional share-based payment expense, and $1,5 million (unaudited) in success-fees payable to an external advisor. These adjustments relate to the period from January 1, 2023 to May 31, 2023 during which Calyxt was consolidated. Due to the recognition of these additional expenses, the loss from discontinued operations and profit from deconsolidation recognized in the six-month period ended June 30, 2023 and the nine-month period ended September 30, 2023, is also adjusted by a $0.8 million (unaudited) decrease. The profit from deconsolidation, which was originally presented as financial income in the results from continuing operations in the reported condensed consolidated financial statements for the six-month period ended June 30, 2023 and the nine-month period ended September 30, 2023, has been reclassified to income (loss) from discontinued operations in the corrected condensed consolidated financial statements for these periods, in order to comply with IFRS 5, as reflected in the tables below.

For the three-month period ended June 30, 2023, the adjustments amount to $1.5 million (unaudited) in share-based payment expense, $0.1 million (unaudited) in payroll tax due to the additional share-based payment expense, $1,5 million (unaudited) in success-fees payable to an external advisor and a $0.8 million (unaudited) decrease of the profit from deconsolidation, which has been reclassified to income (loss) from discontinued operations in the corrected condensed consolidated financial statements for this period.

The effect of these adjustments on Cellectis' consolidated statements of financial position, consolidated statements of operations, statements of consolidated comprehensive income and consolidated statements of changes in shareholders equity for each period concerned is presented below. We do not present consolidated cash flows statements for the six-month period ended June 30, 2023 and the nine-month period ended September 30, 2023 as the adjustments have no effect on the net cash flows from operating, investment or financing activities. There are no material adjustments relating to three-month period ended March 31, 2023, three-month period ended September 30, 2023 or to periods prior to 2023.

For the three and six-month periods ended June 30, 2023 (unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	As of June 30, 2023 reported (unaudited)	Adjustments	As of June 30, 2023 corrected (unaudited)
	$ in thousands
ASSETS
Total non-current assets	114,389		114,389
Total current assets	113,285		113,285
Total assets held for sale
TOTAL ASSETS	227,674		227,674

LIABILITIES
Shareholders’ equity
Share capital	3,491		3,491
Premiums related to the share capital	476,224	1,066	477,291
Currency translation adjustment	(37,050)		(37,050)
Retained earnings	(305,392)		(305,392)
Net income (loss)	(40,715)	(1,066)	(41,781)
Total shareholders’ equity - Group Share	96,558		96,558
Non-controlling interests
Total shareholders’ equity	96,558		96,558
Total non-current liabilities	89,068		89,068
Total current liabilities	42,047		42,047
Total liabilities related to asset held for sale
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	227,674		227,674

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the six-month period ended June 30, 2023 reported (unaudited)	Adjustments	For the six-month period ended June 30, 2023 corrected (unaudited)
	$ in thousands
Total revenues and other income	5,560		5,560
Total operating expenses	(52,612)		(52,612)
Financial income	33,041	(21,827)	11,214
Financial expenses	(21,461)		(21,461)
Net Financial gain (loss)	11,580	(21,827)	(10,247)
Income tax	(258)		(258)
Income (loss) from continuing operations	(35,731)	(21,827)	(57,557)
Income (loss) from discontinued operations	(10,377)	18,769	8,392
Net income (loss)	(46,108)	(3,058)	(49,165)
Attributable to shareholders of Cellectis	(40,715)	(1,066)	(41,781)
Attributable to non-controlling interests	(5,393)	(1,991)	(7,384)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.76)	(0.02)	(0.78)
Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.09)	0.39	0.29

INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS) (Unaudited)

	For the six-month period ended June 30, 2023 reported (unaudited)	Adjustments	For the six-month period ended June 30, 2023 corrected (unaudited)
	$ in thousands
Net income (loss)	(46,108)	(3,058)	(49,165)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	(42)		(42)
Currency translation adjustment	2,272	(14)	2,258
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	2,272	(14)	2,258
Other comprehensive income (loss) from discontinued operations	(1,233)	14	(1,219)
Total Comprehensive income (loss)	(45,111)	(3,058)	(48,168)
Attributable to shareholders of Cellectis	(41,172)	(1,080)	(42,252)
Attributable to non-controlling interests	(3,939)	(1,978)	(5,916)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the three-month period ended June 30, 2023 reported (unaudited)	Adjustments	For the three-month period ended June 30, 2023 corrected (unaudited)
	$ in thousands
Total revenues and other income	2,001		2,001
Total operating expenses	(25,660)		(25,660)
Financial income	32,266	(21,827)	10,440
Financial expenses	(16,284)		(16,284)
Net Financial gain (loss)	15,982	(21,827)	(5,845)
Income tax	(258)		(258)
Income (loss) from continuing operations	(7,935)	(21,827)	(29,762)
Income (loss) from discontinued operations	(5,647)	19,482	13,834
Net income (loss)	(13,583)	(2,345)	(15,928)
Attributable to shareholders of Cellectis	(10,648)	(723)	(11,371)
Attributable to non-controlling interests	(2,935)	(1,622)	(4,557)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.19)	(0.01)	(0.20)
Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.05)	0.38	0.33

INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS) (Unaudited)

	For the three-month period ended June 30, 2023 reported (unaudited)	Adjustments	For the three-month period ended June 30, 2023 corrected (unaudited)
	$ in thousands
Net income (loss)	(13,583)	(2,345)	(15,928)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	(21)		(21)
Currency translation adjustment	4,751	(13)	4,736
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	4,751	(13)	4,736
Other comprehensive income (loss) from discontinued operations	(4,906)	13	(4,892)
Total Comprehensive income (loss)	(13,760)	(2,345)	(16,105)
Attributable to shareholders of Cellectis	(11,139)	(736)	(11,876)
Attributable to non-controlling interests	(2,620)	(1,609)	(4,229)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Share Capital Ordinary Shares						Equity
	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2023	45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss						(40,715)	(40,715)	(5,393)	(46,108)
Other comprehensive income (loss)				(415)	(42)	-	(458)	1,454	997
Total comprehensive income (loss)				(415)	(42)	(40,715)	(41,172)	(3,939)	(45,111)
Allocation of prior period loss					(106,139)	106,139	-		-
Capital increase of Cellectis	9,907,800	536	24,482				25,017		25,017
Transaction costs related to Cellectis’ capital increase			(1,455)		-		(1,455)		(1,455)
Operation between shareholders					342		342	(342)	-
Loss of control over Calyxt					-		-	(4,440)	(4,440)
OCI Reclassification pursuant to Calyxt's deconsolidation				(8,030)	(12)		(8,042)	-	(8,042)
Non-cash stock-based compensation expense			4,053		-		4,053	852	4,905
Other movements			(133,976)		133,824		(152)	(105)	(257)
As of June 30, 2023 reported (unaudited)	55,583,768	3,491	476,224	(37,050)	(305,392)	(40,715)	96,558	0	96,558

As of January 1, 2023	45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss						(41,781)	(41,781)	(7,384)	(49,165)
Other comprehensive income (loss)				(439)	(32)	-	(471)	1,468	997
Total comprehensive income (loss)				(439)	(32)	(41,781)	(42,252)	(5,916)	(48,168)
Allocation of prior period loss					(106,139)	106,139	-		-
Capital increase of Cellectis	9,907,800	536	24,482				25,017		25,017
Transaction costs related to Cellectis’ capital increase			(1,455)		-		(1,455)		(1,455)
Operation between shareholders					342		342	(342)	-
Loss of control over Calyxt					-		-	(3,625)	(3,625)
OCI Reclassification pursuant to Calyxt's deconsolidation				(8,007)	(12)		(8,019)	-	(8,019)
Non-cash stock-based compensation expense			5,119		-		5,119	2,006	7,125
Other movements			(133,976)		133,814		(163)	(95)	(257)
As of June 30, 2023 corrected (unaudited)	55,583,768	3,491	477,291	(37,050)	(305,392)	(41,781)	96,558	0	96,558

For the nine-month periods ended September 30, 2023

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	As of September 30, 2023 reported (unaudited)	Adjustments	As of September 30, 2023 corrected (unaudited)
	$ in thousands
ASSETS
Total non-current assets	113,205		113,205
Total current assets	96,494		96,494
Total assets held for sale
TOTAL ASSETS	209,700		209,700

LIABILITIES
Shareholders’ equity
Share capital	3,492		3,492
Premiums related to the share capital	473,325	1,066	474,391
Currency translation adjustment	(37,505)		(37,505)
Retained earnings	(304,994)		(304,994)
Net income (loss)	(58,197)	(1,066)	(59,264)
Total shareholders’ equity - Group Share	76,123		76,123
Non-controlling interests
Total shareholders’ equity	76,123		76,123
Total non-current liabilities	89,625		89,625
Total current liabilities	43,953		43,953
Total liabilities related to asset held for sale
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	209,700		209,700

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the nine-month period ended September 30, 2023 reported (unaudited)	Adjustments	For the nine-month period ended September 30, 2023 corrected (unaudited)
	$ in thousands
Total revenues and other income	7,203		7,203
Total operating expenses	(74,926)		(74,926)
Operating income (loss)	(67,723)		(67,723)
Financial income	37,960	(21,827)	16,133
Financial expenses	(23,085)		(23,085)
Net Financial gain (loss)	14,875	(21,827)	(6,952)
Income tax	(365)		(365)
Income (loss) from continuing operations	(53,213)	(21,827)	(75,040)
Income (loss) from discontinued operations	(10,377)	18,769	8,392
Net income (loss)	(63,590)	(3,058)	(66,648)
Attributable to shareholders of Cellectis	(58,197)	(1,066)	(59,264)
Attributable to non-controlling interests	(5,393)	(1,991)	(7,384)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.07)	(0.02)	(1.09)
Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.09)	0.38	0.29

INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS) (Unaudited)

	For the nine-month period ended September 30, 2023 reported (unaudited)	Adjustments	For the nine-month period ended September 30, 2023 corrected (unaudited)
	$ in thousands
Net income (loss)	(63,590)	(3,058)	(66,648)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	55		55
Currency translation adjustment	1,620	(18)	1,602
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	1,620	(18)	1,602
Other comprehensive income (loss) from discontinued operations	(1,012)	18	(994)
Total Comprehensive income (loss)	(62,927)	(3,058)	(65,985)
Attributable to shareholders of Cellectis	(59,002)	(1,084)	(60,086)
Attributable to non-controlling interests	(3,925)	(1,974)	(5,899)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Share Capital Ordinary Shares						Equity
	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2023	45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss						(58,197)	(58,197)	(5,393)	(63,590)
Other comprehensive income (loss)				(859)	55		(805)	1,468	663
Total comprehensive income (loss)				(859)	55	(58,197)	(59,002)	(3,925)	(62,927)
Allocation of prior period loss					(106,139)	106,139
Capital increase of Cellectis	9,907,800	537	24,536				25,073		25,073
Transaction costs related to Cellectis’ capital increase			(1,459)				(1,459)		(1,459)
Operation between shareholders					343		343	(343)
Loss of control over Calyxt								(4,440)	(4,440)
OCI Reclassification pursuant to Calyxt's deconsolidation				(8,041)	(19)		(8,060)		(8,060)
Non-cash stock-based compensation expense			1,400				1,400	852	2,252
Other movements			(134,273)		134,131		(142)	(117)	(259)
As of September 30, 2023 reported (unaudited)	55,583,768	3,492	473,325	(37,505)	(304,994)	(58,197)	76,121	(0)	76,123

As of January 1, 2023	45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss						(59,264)	(59,264)	(7,384)	(66,648)
Other comprehensive income (loss)				(877)	55	-	(822)	1,485	663
Total comprehensive income (loss)				(877)	55	(59,264)	(60,086)	(5,899)	(65,985)
Allocation of prior period loss					(106,139)	106,139
Capital increase of Cellectis	9,907,800	537	24,536				25,073		25,073
Transaction costs related to Cellectis’ capital increase			(1,459)				(1,459)		(1,459)
Operation between shareholders					343		343	(343)
Loss of control over Calyxt								(3,625)	(3,625)
OCI Reclassification pursuant to Calyxt's deconsolidation				(8,024)	(12)		(8,036)	-	(8,036)
Non-cash stock-based compensation expense			2,466		-		2,466	2,006	4,472
Other movements			(134,273)		134,125		(148)	(111)	(259)
As of September 30, 2023 corrected (unaudited)	55,583,768	3,492	474,391	(37,505)	(304,994)	(59,264)	76,121	0	76,123

Non-controlling interests

Non-controlling shareholders held a 50.9% interest in Calyxt as of December 31, 2022 and a 52.0% interest in Calyxt as of May 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards.

Effective June 1, 2023, there are no longer non-controlling interests as the Group holds a 100% interest in all consolidated entities.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

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

These collaboration agreements may generate cash flows through non-refundable upfront payments related to the licensing of rights to technology and research and development programs, milestone payments research and development cost reimbursements and royalties. Licensing of rights to technology pursuant to non-cancelable, non-refundable fixed and upfront fee arrangements are recognized when such technology is delivered to the co- contracting party and our exclusive rights to access the technology have stopped.

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

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
From France	30,347	19,171	755
From USA	-	-	-
Revenues	30,347	19,171	755
Research tax credit	8,239	6,546	6,582
Subsidies and other	11	7	1,856
Other income	8,250	6,553	8,438
Total revenues and other income	38,597	25,725	9,193

Revenues by nature

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Other revenues from collaboration agreements	29,971	18,230	-
Collaboration agreements	29,971	18,230	-
Licenses	250	686	605
Products & services	125	255	150
Total revenues	30,347	19,171	755

The decrease of revenues from France between the year ended December 31, 2022 and 2023 mainly reflects (i) the recognition of a $15.8 million milestone from Servier in connection with the first patient dosed in the Allogene ALPHA2 Study in 2022, (ii) the recognition of two milestones in connection with Target B2M and Target TGFERII under Cellectis’ agreement with Cytovia for an aggregate of $1.5 million in 2022 and (iii) the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement (extension of its option term) in 2022, while recognition of revenues for the year ended December 31, 2023 is mainly related to Iovance research collaboration and exclusive license agreement.

The increase in other income of $1.9 million between the year ended December 31, 2022 and 2023 reflects the recognition of a $1.7 million income related to the first two milestones of the grant and refundable advance agreement signed with Bpifrance (“BPI”) to partially support a R&D program related to Cellectis’ UCART 20x22. Pursuant to the grant and refundable advance agreement with BPI, we received $0.9 million as a first installment of the refundable advance on June 19, 2023 and $1.9 million as a second installment of the refundable advance on October 6, 2023. The refundable advance from BPI can be analyzed as a government loan as defined by IAS 20. Because this loan bears a lower-than-market interest rate, we measure for each installment the fair value of the loan using a market interest rate and recognize the difference with the cash received as a grant. Based on a market rate of 16.1% for the first installment and 15.2% for the second installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, we measured the fair value of the loan at $1.4 million, resulting in a grant of $1.4 million. During the year, we also received $0.3 million corresponding to the first two instalments of the grant portion of the agreement. As the subsidized expenses have been incurred and the contractual conditions for obtaining the subsidy have been met, the fair-valued grant of $1.4 million and the $0.3 million of contractual grant have been recognized in Other income for a total $1.7 million.

For the year ended December 31, 2021, other revenues from collaboration agreements include the recognition point in time of $20.0 million of upfront amounts related to the grant of a right-of-use license as part of the agreement signed between Cellectis and Cytovia Therapeutics Inc. on February 12, 2021 and the recognition of two milestones related to Cellectis’ agreement with Allogene Therapeutics Inc. for $10.0 million. The agreement with Cytovia provides for several types of financial compensation to Cellectis, including cash compensation of $20 million, as well as cash milestones payments, cash upfront payment upon delivery of products and single-digit royalties. However, on November 30, 2023, we notified Cytovia of the termination of the Cytovia Agreement with immediate effect and we therefore do not expect to receive any further revenue or financial compensation under the Cytovia Agreement.

For the years ended December 31, 2023, 2022 and 2021, revenues related to licenses includes royalties received under our various license agreements.

For the years ended December 31, 2023, 2022 and 2021, one client represents more than 10% of the total revenue respectively Client A with 57%, Client A with 82%, Client A with 45%, Client B with 35% and Client C with 18%.

On October 2023, Cellectis officially entered into a litigation procedure with a third party with the validation of an Arbitral Tribunal by the Paris Mediation and Arbitration Center. Cellectis' management, concurrent with its legal counsels, consider there is no possible contingent liability nor probable contingent asset at the date of the report.

4.2 Operating expenses

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

Details of operating expenses by nature

	For the year ended December 31,
Cost of revenue	2022	2023

Cost of goods sold	0	-
Royalty expenses	(1,772)	(737)
Cost of revenue	(1,772)	(737)

	For the year ended December 31,
Research and development expenses	2022	2023

Wages and salaries	(38,523)	(32,936)
Social charges on stock option grants	10	(270)
Non-cash stock-based compensation expense	(4,098)	(3,952)
Personnel expenses	(42,610)	(37,158)
Purchases and external expenses	(37,736)	(32,996)
Other	(17,154)	(17,492)
Total research and development expenses	(97,501)	(87,646)

	For the year ended December 31,
Selling, general and administrative expenses	2022	2023

Wages and salaries	(5,686)	(5,994)
Social charges on stock option grants	(43)	(106)
Non-cash stock-based compensation expense	(1,945)	(1,281)
Personnel expenses	(7,674)	(7,381)
Purchases and external expenses	(6,712)	(6,682)
Other	(3,108)	(2,749)
Total selling, general and administrative expenses	(17,494)	(16,812)

	For the year ended December 31,
Personnel expenses	2022	2023

Wages and salaries	(44,209)	(38,930)
Social charges on stock option grants	(33)	(376)
Non-cash stock-based compensation expense	(6,043)	(5,233)
Total personnel expenses	(50,285)	(44,539)

	For the year ended December 31,
	2022	2023

Other operating income (expenses)	1,377	(1,300)

The decrease in total operating expenses of 8.9 million from the year ended December 31, 2023 to the year ended December 31, 2022 resulted primarily from (i) a decrease of $4.8 million in purchases, external expenses and other, due to continuing internalization of manufacturing and quality control activities, (ii) a decrease of $5.3 million in wages due to headcount reduction, (iii) a decrease of $0.8 million in non-cash stock based compensation expense related to the non-achievement of performance targets on one plan and, (iv) a decrease of $1.0 million in cost of revenues due to the diminution of milestones recognized over the period, partially offset by a (i) an increase of other operating expenses of $2.7 million due to the recognition of costs related to a commercial litigation for $0.5 million and the unfavorable outcome of the litigation with the French administration which led to the reimbursement of $0.7m of research tax credit and the provision for risk of $0.5 million related to 2015 and 2016 research tax credit and the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million that was a one-off recognized in 2022 (ii) a $0.3 million increase in social charges on stock option grants expenses due to additional departures in 2022.

4.3 Financial income and expenses

Accounting policies

Financial income and financial expense include, in particular, the following:

•
Interest income from savings accounts and fixed term bank deposits;
•
Interest expense from leases;
•
Foreign exchange gain (loss) from transactions in foreign currencies; and
•
Fair value adjustments related to our financial assets and derivative instruments measured at fair value through profit and loss
•
Gain or loss on deconsolidation of subsidiary

Details of financial income and expenses

	For the year ended December 31,
Financial income and expenses	2021	2022	2023

Income from cash, cash equivalents and financial assets	719	1,120	3,614
Foreign exchange gains	11,860	7,541	17,618
Gain on fair value measurement			245
Other financial income	638	219	2
Financial income	13,218	8,880	21,479
Interest on financial liabilities	(368)	(371)	(2,246)
Foreign exchange losses	(2,119)	(1,481)	(13,402)
Loss on fair value measurement			(20,813)
Interest on lease liabilities	(3,803)	(3,416)	(3,061)
Other financial expenses	(197)	(12,546)	(1,121)
Financial expenses	(6,486)	(17,815)	(40,642)
Net financial gain (loss)	6,731	(8,935)	(19,163)

The increase in financial income of $12,6 million between the year period ended December 31, 2022 and 2023 is mainly attributable to an increase in gain from our financial investments of $2.5 million and a $0.2 million gain on money market funds fair value measurement, an increase in the foreign exchange gain of $10.1 million (from a $7.5 million gain in 2022 to a $17.6 million gain in 2023, of which $8.0 million are reclassified from other comprehensive income pursuant to Calyxt’s deconsolidation).

The increase in financial expenses of $22.8 million between the years ended December 31, 2022 and 2023 is mainly attributable to the loss in fair value on our retained investment in Cibus since Calyxt's deconsolidation for $5.9 million, the $5.7 million loss in fair value of the derivative instrument on the Subsequent Investment Agreement with AstraZeneca (see following paragraph), a $11.9 million increase in foreign exchange loss (from a $1.5 million loss in 2022 to a $13.4 million loss in 2023), a $2.4 million loss on change in fair value of the EIB warrants, an interest expense on EIB loan of $1.5 million, and a BPI research tax credit prefinancing interest expense of $0.4 million, partially offset by a $4.4 million decrease in the financial loss related to Cytovia's receivable ($7.8 million loss in 2023 compared with a $12.1 million loss in 2022) and a $0.4 million decrease of interest expense on lease liabilities.

Cellectis signed the Subsequent Investment Agreement on November 14, 2023, for an additional equity investment of $140 million by AstraZeneca Holdings. The Subsequent Investment Agreement contains as a derivative instrument that has been recognized according to the principles of IFRS 9 (see Note 2.6 to our consolidated financial statements). The derivative is initially recognized at its fair value and measured subsequently at fair value through profit or loss. The derivative fair value is $48.4 million at initial recognition on November 14, 2023, and is $42.7 million as of December 31, 2023, resulting in a $5.7 million loss in fair value recognized in profit and loss over the period.

The decrease in financial income of $4.3 million between the year period ended December 31, 2021 and 2022 was mainly attributable to a decrease of the foreign exchange gain for $4.3 million (from a $11.9 million gain in 2021 to a $7.5 million gain in 2022). The increase in financial expenses of $11.3 million between the year ended December 31, 2021 and 2022 was mainly attributable to Cytovia’s convertible note change in fair value of $(12.1) million, partially offset by a $0.6 million decrease in foreign exchange loss (from a $2.1 million loss in 2021 to a $1.5 million loss in 2022) and a $0.4 million decrease in lease debt interest expenses.

4.4 Income tax

Accounting policies

Income tax (expense or income) comprises current tax expense (income) and deferred tax expense (income).

Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of assets and liabilities. Tax losses that can be carried forward or backward may also be recognized as deferred tax assets. Tax rates that have been enacted as of the closing date are utilized to determine deferred tax. Deferred tax assets are recognized only to the extent that it is likely that future profits will be sufficient to recover them. Deferred tax assets and deferred tax liabilities are offset in the statements of financial position to the extent criteria of IAS 12.74 are met.

Tax proof

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Income (loss) before taxes from continuing operations	(96,749)	(98,601)	(116,464)
Theoretical group tax rate (1)	24.38%	25.16%	25.12%
Theoretical tax benefit (expense)	23,584	24,804	29,259
Increase/decrease in tax benefit arising from:
Permanent differences	(1,228)	(162)	736
Research tax credit	4,284	4,852	1,645
Share-based compensation & other IFRS adjustments	(3,596)	(987)	(1,134)
Non recognition of deferred tax assets related to tax losses and temporary differences	(22,997)	(28,557)	(30,876)
Other differences (2)	(47)	(38)	-
Effective tax expense	-	(87)	(371)
Effective tax rate	0.00%	0.09%	0.32%

(1)
The Group’s theoretical tax rate corresponds to the average of the income tax rates of each country in which the Group operates, i.e. for the year ended December 31, 2023 25% for France and 21% for the United States, weighted by the pre-tax income from each country.
(2)
Primarily relates to intercompany transactions between discontinued and continuing operations.

Deferred tax assets and liabilities

	For the year ended December 31,
	2021	2022	2023
	$ in thousands
Credits and net operating loss carryforwards	157,823	124,263	155,673
Capitalization of R&D expenses under SEC 174 rule	-	2,792	4,092
Pension commitments	1,018	597	550
Leases liabilities	17,660	12,698	11,478
Revaluations of financial assets	-	-	15,830
Deferred tax assets from other deductible differences	1,728	1,452	772
Non-recognition of deferred tax assets	(155,982)	(128,448)	(177,001)
Deferred tax assets	22,247	13,354	11,392
			-
Accelerated depreciation of assets for tax purposes		(1,286)	(740)
Right-of-use assets and other leases-related effects	(16,547)	(11,923)	(10,401)
Deferred tax liabilities from other taxable differences	(5,700)	(145)	(410)
Deferred tax liabilities	(22,247)	(13,354)	(11,550)
			-
Net deferred tax assets/(liabilities)	-	-	(158)

	For the year ended December 31,
Reflected in the statement of financial position as follows:	2021	2022	2023
	$ in thousands
Deferred tax assets	-	-	-
Deferred tax liabilities	-	-	(158)
Net deferred tax assets/(liabilities)	-	-	(158)

(1)
Other deferred tax assets as of December 31, 2023 relate mainly to US R&D expenses capitalized under Internal Revenue Code section 174.

We have cumulative tax loss carryforwards for the French entity of the Group totaling $590 million as of December 31, 2023, $453 million as of December 31, 2022 and $387 million as of December 31, 2021. Such carryforwards can be offset against future taxable profit within a limit of €1.0 million per year, plus 50% of the tax profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The cumulative tax loss carryforwards for the U.S. entities of the Group, excluding Calyxt for all the periods, totaled $29.8 million as of December 31, 2023, $38.6 million as of December 31, 2022 and $57.7 million as of December 31, 2021. As of December 31, 2023, Cellectis, Inc. and Cellectis Biologics Inc. have $29.8 million of state operating loss carryforwards and no federal operating loss carryforwards. In addition to tax loss carryforwards, Cellectis, Inc. and Cellectis Biologics Inc. have federal R&D tax credits amounting to $6.2 million as of December 31, 2023, that can be offset against federal income tax liability. Such R&D tax credits expire from 2035 to 2042 and their use is subject to general business credit limitation.

4.5 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the year-end period ended December 31, 2023, Cellectis’ CODM is composed of:

•
The Chief Executive Officer;

•
The Executive Vice President CMC and Manufacturing;
•
The Senior Vice President of US Manufacturing;
•
The Chief Scientific Officer;
•
The Chief Financial Officer
•
The General Counsel;
•
The Chief Business Officer;
•
The Chief Regulatory & Pharmaceutical Compliance Officer;
•
The Chief Medical Officer; and
•
The Chief Human Resources Officer.

Until May 31, 2023, we viewed our operations and managed our business in two operating and reportable segments that are engaged in the following activities:

•
Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem and progenitor cells (HSPC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.
•
Plants: This segment focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt contemplated delivering its diversified product offerings primarily through its proprietary BioFactory™ production system. This segments corresponds to the activity of Calyxt through May 31, 2023. Effective June 1, 2023, Calyxt is no longer consolidated and, as a result, no longer represents a segment of the Company from that date forward. Effective November 22, 2022, Calyxt met the requirements for presentation as a discontinued operations and, as a result, assets and liabilities are presented as held for sale and operating results are presented as discontinued operations through May 31, 2023, the date of deconsolidation.

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment.
Note 5. Discontinued operations

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

Non-current assets and related liabilities classified as held for sale are presented separately and are considered as current items in the statement of consolidated financial position.

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

Cash flows generated by the assets or disposal groups constituting the discontinued operation are presented as a single line item within each of the categories of cash flows in the statement of consolidated cash flows.

Details of discontinued operations and disposal groups

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global). On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to the Merger. In connection with the Merger Agreement, Cellectis executed a voting agreement with Cibus Global to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof.

On May 31, 2023, Calyxt consummated the Merger, and effective on June 1, 2023, the combined company operates under the name Cibus, Inc. Consequently, Cellectis S.A. owned 2.9% of the equity interests of the merged combined company, resulting in a loss of control by the Group over Calyxt. Cellectis S.A. owned 479,264 shares out of Calyxt’s total outstanding shares of 997,745 shares immediately prior to the Merger (in each case, after giving effect to Calyxt’s 1-for-10 reverse stock split, which became effective on April 24, 2023, and Calyxt’s 1-for-5 reverse stock split, which became effective on May 31, 2023). Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement.

The Group considers that Calyxt met the definition of a group of assets held for sale as the criteria defined by IFRS 5 were met on November 23, 2022 and until the loss of control and deconsolidation on May 31, 2023. In the present financial statements, Calyxt is therefore classified as a disposal group held for sale in December 31, 2022 and as a discontinued operation for the years ended December 2023, 2022 and 2021 and for the five-month period ended May 31, 2023. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023, the date of deconsolidation.

As prescribed by IFRS 5, Calyxt’s assets and liabilities are measured at the lower of their carrying amount and their fair value less costs to sell from November 23, 2022 and until derecognition on June 1, 2023. No gain or loss was recognized pursuant to this measurement.

The results of Calyxt are as follows :

	For the year ended December 31,
	2021	2022	2023 **

Revenues and other income	28,475	157	43
Operating expenses	(55,671)	(21,342)	(10,944)
Operating income (loss)	(27,196)	(21,186)	(10,901)
Net Financial gain (loss)	(1,162)	5,840	(3,307)
Profit from deconsolidation			22,600
Net income (loss) from discontinued operations and gain on deconsolidation	(28,358)	(15,345)	8,392

** Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The earning per share attributable to Calyxt is as follows :17

	For the year ended December 31,
	2021	2022	2023 **

Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.39)	(0.16)	0.28

** Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The net cash flows incurred by Calyxt are as follows:

	For the year ended December 31,
	2021	2022	2023 **

Net cash flows provided by (used in) operating activities of discontinued operations	(16,746)	(18,601)	(3,644)
Net cash flows provided by (used in) investing activities of discontinued operations	10,979	(446)	79
Net cash flows provided by (used in) financing activities of discontinued operations	2,294	8,650	1,781
(Decrease) increase in cash and cash equivalents	(3,473)	(10,396)	(1,784)

** Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The major classes of assets and liabilities of Calyxt classified as held for sale are as follows:

	As of December 31,	As of May 31,	As of December 31,
	2022	2023	2023

Intangible assets	697	697	-
Property, plant, and equipment	4,110	4,118	-
Right-of-use assets	13,263	13,139	-
Other non-current assets	-	-	-
Other current assets	272	119	-
Cash and cash equivalents	3,427	1,642	-
Total assets held for sale	21,768	19,714	-

Non-current lease debts	13,387	13,140	-
Other non-current liabilities	-	-	-
Current financial liabilities	267	5,647	-
Current lease debts	463	406	-
Trade payables	747	4,097	-
Other current liabilities	-	301	-
Total liabilities related to assets held for sale	14,864	23,592	-

Net assets held for sale	6,903	(3,878)	-

Note 6. Impairment tests

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

Results of impairment test

No indicator of impairment has been identified for any amortizable intangible assets, depreciable tangible assets or right-of-use assets in either of the CGUs for the years ended December 31, 2023 or 2022.

As a result of management's decision not to use the full capacity of the manufacturing space in our Raleigh leased facilities in the near future, an impairment test was conducted on the portion of the right-of-use asset allocable to the unused space, in accordance with IAS 36 requirements. In view of the recoverable amount of the asset based on its estimated fair value less costs of disposal, this impairment test resulted in an impairment expense of $0.5m recognized against the right-of-use asset for the year ended December 31, 2023, recorded as depreciation expense of the period.

Note 7. Intangible assets

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

For 2021, the application of the decision led to recording an impact of $2.0 million in operating expenses in the consolidated statement of operations, corresponding to the impact of the Company’s new ERP implementation costs incurred over the period.

For 2022, the application of the decision led to recording an impact of $1.0 million in operating expenses in the consolidated statement of operations, corresponding to the impact of the Company’s new ERP implementation costs incurred over the period.

For 2023, the Company did not incur ERP implementation costs.

Details of intangible assets

	Software and Patents	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2021	889	695	1,584
Additions	-	956	956
Disposal	(310)	-	(310)
Reclassification	956	(956)	-
Depreciation & impairment expense	(304)	-	(304)
Translation adjustments	(19)	(54)	(72)
Net book value as of December 31, 2021	1,212	641	1,854
Gross value at end of period	3,437	641	4,078
Accumulated depreciation and impairment at end of period	(2,225)	-	(2,225)

Net book value as of January 1, 2022	1,212	641	1,854
Additions	8	-	8
Reclassification	92	-	92
Depreciation & impairment expense	(492)	-	(492)
Translation adjustments	(10)	(37)	(47)
Reclassification to assets held for sale	(697)	-	(697)
Net book value as of January 1, December 31, 2022	114	604	718
Gross value at end of period	2,357	604	2,961
Accumulated depreciation and impairment at end of period	(2,192)	-	(2,192)

Net book value as of January 1, 2023	114	604	718
Additions	-	-	-
Disposal	-	-	-
Depreciation & impairment expense	(69)	-	(69)
Translation adjustments	1	22	22
Net book value as of January 1, December 31, 2023	46	626	671
Gross value at end of period	2,352	626	2,978
Accumulated depreciation and impairment at end of period	(2,306)	-	(2,306)

Intangible assets mainly consist of electroporation technology patents acquired in 2011. Assets under construction primarily relates to the development of these patents. The 2021 additions in intangible assets under construction corresponds to software expenditures.

Amounts reclassified corresponds to assets under construction put into service.

Note 8 Right-of-use assets

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

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2021	62,424	11,421	73,845
Additions	(139)	6,336	6,197
Depreciation & impairment expense	(5,721)	(3,300)	(9,021)
Translation adjustments	(1,367)	(231)	(1,598)
Net book value as of December 31, 2021	55,197	14,226	69,423
Gross value at end of period	69,782	19,696	89,478
Accumulated depreciation and impairment at end of period	(14,586)	(5,470)	(20,056)

Net book value as of January 1, 2022	55,197	14,226	69,423
Additions	396	310	706
Disposal	(2,988)	(459)	(3,447)
Depreciation & impairment expense	(4,766)	(3,280)	(8,046)
Translation adjustments	(915)	(183)	(1,099)
Reclassification to assets held for sale	(13,257)	(6)	(13,263)
Net book value as of December 31, 2022	33,666	10,608	44,275
Gross value at end of period	49,421	17,742	67,163
Accumulated depreciation and impairment at end of period	(15,755)	(7,133)	(22,889)

Net book value as of January 1, 2023	33,666	10,608	44,275
Additions	1,678	98	1,776
Disposal	(102)	-	(102)
Depreciation & impairment expense	(5,081)	(3,318)	(8,399)
Translation adjustments	442	69	510
Net book value as of December 31, 2023	30,602	7,457	38,060
Gross value at end of period	51,863	18,022	69,885
Accumulated depreciation at end of period	(21,261)	(10,565)	(31,825)

Entity-wide disclosures:

In 2023, approximately $14 million of our right-of-use assets related to France, while approximately $24 million related to the United States.

In 2022, approximately $15 million of our right-of-use assets related to France, while approximately $29 million related to the United States.

In 2021, approximately $18 million of our right-of-use assets relate to France, while approximately $51 million relate to the United States.

Note 9. Property, plant and equipment

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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673
Additions	2,956	5,352	1,339	6,035	15,682
Disposal	-	-	-	(2)	(2)
Reclassification	(1,694)	52,577	(612)	(50,208)	63
Depreciation & impairment expense	(2,442)	(4,065)	(767)	-	(7,275)
Translation adjustments	(852)	(228)	(75)	(141)	(1,296)
Net book value as of December 31, 2021	14,733	58,072	3,056	2,985	78,846
Gross value at end of period	22,426	75,511	5,043	2,985	105,965
Accumulated depreciation and impairment at end of period	(7,693)	(17,440)	(1,987)	(0)	(27,119)

Net book value as of January 1, 2022	14,733	58,072	3,056	2,985	78,846
Additions	56	311	364	2,113	2,844
Disposal	(3)	(193)	(453)	(1,057)	(1,706)
Reclassification	(1,359)	4,211	28	(2,973)	(93)
Depreciation & impairment expense	(1,944)	(8,516)	(711)	0	(11,171)
Translation adjustments	(646)	(220)	(7)	(116)	(989)
Reclassification to assets held for sale	(1,517)	(2,593)	-	-	(4,110)
Net book value as of December 31, 2022	9,321	51,072	2,277	952	63,621
Gross value at end of period	17,742	72,847	4,914	952	96,454
Accumulated depreciation and impairment at end of period	(8,421)	(21,775)	(2,637)	-	(32,832)

Net book value as of January 1, 2023	9,321	51,072	2,277	952	63,621
Additions	-	60	19	993	1,071
Disposal	(173)	(153)	(1)	(64)	(391)
Reclassification	332	258	3	(593)	-
Depreciation & impairment expense	(1,911)	(7,191)	(963)	-	(10,064)
Translation adjustments	298	85	20	40	443
Net book value as of December 31, 2023	7,868	44,131	1,354	1,328	54,681
Gross value at end of period	18,544	73,483	4,973	1,271	98,270
Accumulated depreciation and impairment at end of period	(10,676)	(29,351)	(3,619)	57	(43,589)

For the year ended December 31, 2023, we continued our investments in research and development equipment in both the United States of America and France.

Assets under construction as of December 31, 2023 primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($1.0 million). The assets put into service in 2023 in technical equipment mainly concern Paris Buildings for $0.6 million.

Entity-wide disclosures:

In 2023, approximately $12 million of our PP&E related to France, while approximately $43 million related to the United States.

In 2022, approximately $14 million of our PP&E related to France, while approximately $50 million related to the United States.

In 2021, approximately $17 million of our PP&E relate to France, while approximately $62 million relate to the United States.

Note 10. Financial assets and liabilities

10.1 Accounting principles

Financial assets

Under IFRS 9, Cellectis holds either:

•
financial assets measured at amortized cost or;
•
financial assets measured at fair value through profit or loss.

Trade and other receivables are initially recorded at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. A provision for expected credit losses for trade and other receivables is recognized if their recoverable amount is less than their carrying amount. Cellectis trade and other receivables are impaired according to the expected loss model.

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

Financial liabilities

Financial liabilities include trade and other payables, finance leases, State Guaranteed loans « PGE », EIB loan and warrants and a tenant improvement loan related to our headquarters in New-York.

We initially recognize financial liabilities on the transaction date, which is the date that we become a party to the contractual provisions of the instrument.

We derecognize financial liabilities when our contractual obligations are discharged, canceled or expire. In the event of a substantive renegotiation of our contractual obligations, we examine whether the derecognition of the original financial liability and the recognition of a new financial liability is necessary, based on the derecognition criteria set out in IFRS 9. Renegotiations that result in a derecognition of the original liability include those that introduce significant new features into the instrument or a significant extension of the term of the instrument.

Financial liabilities other than dervivative are valued at amortized cost. The amount of interest recognized in financial expenses is calculated by applying the financial liability’s effective interest rate to its carrying amount. Any difference between the expense calculated using the effective interest rate and the actual interest payment impacts the value at which the financial liability is recognized. Derivative liabilities are initially recognized and subsequently measured at fair value, with any resultant gains or losses recognised in profit or loss.

Liabilities for short term employee benefits are included in financial liabilities. They are recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

10.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value Hierarchy
As of December 31, 2022	Fair value through profit and loss	Amortized cost		Level 1	Level 2	Level 3
	$ in thousands
Financial assets
Non-current financial assets	4,716	4,075	8,791	4,716
Trade receivables	-	772	772
Subsidies receivables	-	14,496	14,496
Current financial assets	7,907	-	7,907			7,907
Cash and cash equivalents	89,789	-	89,789	89,789
Total financial assets	102,413	19,343	121,756	94,506	-	7,907

Financial liabilities	-	-	-
Non-current lease debts	-	49,358	49,358
Non-current financial liabilities	-	20,531	20,531
Current lease debts	-	7,872	7,872
Current financial liabilities	-	5,088	5,088
Trade payables	-	21,456	21,456
Other current liabilities	-	13,179	13,179
Total financial liabilities	-	117,484	117,484	-	-	-

	Accounting category		Book value on the statement of financial position	Fair Value Hierarchy
As of December 31, 2023	Fair value through profit and loss	Amortized cost		Level 1	Level 2	Level 3
	$ in thousands
Financial assets
Non-current financial assets	4,656	3,197	7,853	4,656
Trade receivables	-	569	569
Subsidies receivables	-	20,900	20,900
Current financial assets	67,107	0	67,107	24,413		42,694
Cash and cash equivalents	136,708	-	136,708	136,708
Total financial assets	208,471	24,666	233,136	165,777	-	42,694

Financial liabilities
Non-current lease debts	-	42,948	42,948
Non-current derivative instruments (EIB warrants)	7,797	-	7,797			7,797
Other non-current financial liabilities	-	41,327	41,327
Current lease debts	-	8,502	8,502
Current financial liabilities	-	5,289	5,289
Trade payables	-	19,069	19,069
Other current liabilities	-	10,219	10,219
Total financial liabilities	7,797	127,354	135,151	-	-	7,797

Entity-wide disclosures:

In 2023, approximately $0.8 million of our non-current financial assets related to France, while approximately $7.1 million related to the United States.

In 2022, approximately $0.7 million of our non-current financial assets related to France, while approximately $8.1 million related to the United States.

In 2021, approximately $1 million of our non-current financial assets relate to France, while approximately $6 million relate to the United States.

10.3. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign exchange risk

A portion of our revenue is generated in currencies other than euro. Although our strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars (our agreements with Allogene Therapeutics, Inc., AstraZeneca).

As of December 31, 2023, 87% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2022, 59% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2021, 57% of our cash and cash equivalents were denominated in US dollars.

As of December 31, 2022 and 2023, we did not hold derivative financial instruments to hedge foreign currency exchange risks.

Liquidity risk

As of December 31, 2023, our financial debt primarily consists of lease debts for $51.5 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the“PGE”) for 18.5 million euros of which $14.1 million remaining debt, the 2021 and 2022 Research Tax Credit financing with BPI for $11.9 million, and a liability related to the EIB loan of $20 million .

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years.

With cash and cash equivalents of $136.7 million as of December 31, 2023, taking into account the €15.0 million under Tranche B of the €40.0 million Finance Contract with EIB received in January 2024, and the $140 million equity investment we expect to receive pursuant to the Subsequent Investment Agreement, the Company believes its cash and cash equivalents will be sufficient to fund its operations into, assuming receipt of such funds, 2026 and therefore for at least twelve months following the consolidated financial statements’ publication.

Interest rate risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Our main interest-bearing financial debts, the "PGE" loans and our loans under the Finance Contract with EIB, are at fixed rates and do not expose us to interest rate risks.

Share price risk

We have financial instruments whose value depends on Cellectis share price, in particular the warrants granted to EIB under the Finance Contract. Under the terms of the Warrant Agreement that supplements the Finance Contract, we are committed in the event of exercise of the warrants by the EIB to deliver Cellectis ordinary shares, the fair value of which will depend on the future share price.

Credit risk

Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument default on its contract commitments. We are exposed to credit risk due to our trade receivables, subsidies receivables and cash equivalents.

Our policy is to manage our risk by dealing with third parties with good credit standards.

Note 11. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 9.1.

11.1 Trade receivables

	As of December 31,	As of December 31,
	2022	2023
	$ in thousands
Trade receivables	772	569
Allowance for expected credit losses	-	-
Total net value of trade receivables	772	569

All trade receivables have payment terms of less than one year. The decrease of trade receivables between December 31, 2022 and December 31, 2023 is related to the payment of a $0.5 million receivable related to the extension of the option term of a license agreement partially offset by $0.3 million receivables related to our license agreement with two of our partners.

11.2 Subsidies receivables

	As of December 31,	As of December 31,
	2022	2023
	$ in thousands
Research tax credit	14,496	20,900
Other subsidies	-	-
Total subsidies receivables	14,496	20,900

Research tax credit receivables as of December 31, 2023 include the accrual for a French research tax credit related to 2023 for $5.6 million and to previous periods for $15 million.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense. A decision was taken on December 13, 2023, following a hearing held on November 29, 2023, whereby the Paris Administrative Court of Appeal overturned the Paris Administrative Court's decision of February 3, 2022 and ordered the reimbursement of $0.7 million.

Research tax credit receivables as of December 31, 2022 include the accrual for a French research tax credit related to 2022 for $6.7 million and to previous periods for $7.2 million.

11.3 Other current assets

	As of December 31,	As of December 31,
	2022	2023
	$ in thousands
VAT receivables	1,140	1,414
Income tax receivable		192
Prepaid expenses and other prepayments	6,233	5,716
Tax and social receivables	1,166	55
Deferred expenses and other current assets	538	345
Total other current assets	9,078	7,722

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the years ended December 31, 2023 and December 31, 2022, we prepaid certain manufacturing and clinical costs related to our product candidates UCART123, UCART22 and UCART20x22 of which the delivery of products or services is expected in the coming months and also costs related to insurance and rents.

Note 12. Current financial assets and Cash and cash equivalents

As of December 31, 2022	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	7,907	-	7,907
Cash and cash equivalents	89,789	-	89,789
Current financial assets and cash and cash equivalents	97,697	-	97,697

As of December 31, 2023	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	67,107	-	67,107
Cash and cash equivalents	136,708	-	136,708
Current financial assets and cash and cash equivalents	203,815	-	203,815

12.1 Current financial assets

As of December 31, 2023, our current financial assets are composed of a $15.0 million deposit with a term of more than 3 months that does not meet IAS 7 requirements to qualify as cash equivalents, a $42.7 million financial derivative related to the SIA with AZ and a $9.4 million corresponding to our investment in Cibus at its fair value. There is no short-term restricted cash included in the current financial assets.

As of December 31, 2022, current financial assets corresponded to Cytovia’s convertible note, measured at its fair value of $7.9 million. There was no short-term restricted cash included in the current financial assets, the only short-term restricted cash being deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.2 million which were included in the assets held for sale.

Cytovia convertible note

On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia as amended from time to time (the “Cytovia Agreement”) to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and CAR-NK cells edited with our TALEN.

Upon initial execution of the Cytovia Agreement, the Company recorded a note receivable and related license revenue of $20 million in respect of the Upfront Collaboration Consideration. Because the Cytovia Conditions were not met by December 31, 2021, the note receivable was converted to an accounts receivable as of December 31, 2021. In April 2022, in connection with Cytovia’s entering into a definitive business combination agreement with a publicly traded Special Purpose Acquisition Company (“SPAC”), we entered into an amendment to the Cytovia Agreement, pursuant to which we received a $20 million convertible note for consideration of the Upfront Collaboration Consideration. The terms of the convertible note provided for (i) conversion into common stock of the combined company upon completion of the business combination or, (ii) in certain circumstances, our ability to elect to be paid in cash on or before December 31, 2022. Because the SPAC business combination was abandoned and the conditions of the convertible note were not met, we and Cytovia entered into an amended and restated note which became effective as of December 22, 2022.

The amended and restated convertible note provides for automatic conversion into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case such conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded warrants. Among other changes, the amended and restated convertible note increases the applicable interest rate of the convertible note to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provides for the repayment of 50% of the outstanding amount on April 30, 2023 and extends the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023. On April 30, 2023, we signed a further amendment to agree that 100% of the convertible note would be due at final maturity on June 30, 2023.

At the maturity date on June 30, 2023, we did not elect to convert the convertible note into shares of Cytovia’s then-outstanding most senior series of preferred stock and therefore the outstanding amount of the note automatically became due and payable in full in cash by Cytovia for $22.4 million, which includes the $20.0 million principal and $2.4 million of accumulated interest generated since the convertible note was issued in April 2022. Cytovia failed to pay this amount, which remains due and payable and Cytovia’s receivable in respect of the note continues to accrue interest during the continuation of this default, subject to the 10% interest step up.

The convertible note was classified as a financial asset measured at fair value through profit or loss until June 30, 2023. The fact that Cytovia is in default substantially changes the cash flows associated with this asset, mainly as the convertible note is now only repayable in cash (and no longer subject to conversion into shares of Cytovia). We consider that the criteria for derecognition of this financial asset are met on June 30, 2023, and we therefore derecognized this asset to recognize a new asset, based on such new characteristics.

The new asset is a financial asset payable solely in cash, including principal and interest. We intend to hold this asset until it is repaid by Cytovia. The repayment is due at initial recognition. This new asset is therefore classified as a current financial asset, initially recognized at its fair value and subsequently measured at amortized cost.

At initial recognition, as this new asset can be analyzed as an originated credit-impaired asset, we included in the estimated fair value of the asset the expected credit losses over the life of the asset. The estimated fair value of the asset as of June 30, 2023 was $1.1 million.

The expected credit losses have been estimated using both historical and forward-looking estimations, including (i) our ongoing negotiations with Cytovia on the restructuring of the Cytovia Agreement, and (ii) our assessment of Cytovia’s credit worthiness based on our historical experience with Cytovia and the current financing market for biotechnology companies, and in particular, for companies working on pluripotent stem cells. On the basis of this information, we have prepared recovery scenarios for which the expected loss in each scenario has been weighted by the probability of the scenario occurring.

On November 30, 2023, considering that the progress made in our negotiations with Cytovia was insufficient and in light of their failure to pay due and payable amounts under the note, we notified Cytovia of the termination of the Cytovia Agreement. Under the terms of the termination letter, Cytovia is no longer authorized to use the licenses and rights granted under the Cytovia Agreement, but remains liable for the outstanding amount of the note and for which Cytovia is currently in default.

Considering new developments that occurred since June 30, 2023, including the termination of the Agreement, the end of our negotiations with Cytovia, Cytovia's resources and financing options and our ability to recover the receivable, we have no longer reasonnable expectations of recovery as of December 31, 2023. We therefore carried out a full write-off of the asset.

The impact on the statement of operations for the year-ended December 31, 2023 is a net loss of $7.9 million, composed of the impact of the derecognition of the initial asset and the recognition of the new one on June 30, 2023 for $6.8 million, and the impact of the subsequent write-off of the asset for $1.1 million. We recognized this loss through profit and loss, within financial expenses.

AstraZeneca subsequent investment

The accounting treatment of the AstraZeneca SIA is detailed in Note 2.6 to the financial statements “Accounting treatment of significant transactions of the period”.

At initial recognition, the SIA gives rise to the recognition of a financial derivative measured at its fair-value of $48.4 million. The fair value of this instrument has been remeasured on December 31, 2023 and amounts to $42.7 million. The difference in fair value measurement has been recognized in financial expense for $5.7 million.

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2022	2023
	$ in thousands
Cash and bank accounts	65,012	81,708
Money market funds	13,578	-
Fixed bank deposits	11,200	55,000
Total cash and cash equivalents	89,789	136,708

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed original terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 13. Financial liabilities

13.1 Detail of financial liabilities

	As of December 31, 2022	As of December 31, 2023

	$ in thousands
Conditional advances	-	1,448
Lease debts	49,358	42,948
State Guaranteed loan « PGE »	13,569	8,950
EIB loan	-	18,046
EIB warrants	-	7,797
Other non-current financial liabilities	6,962	12,884
Total non-current financial liabilities and non-current lease debts	69,889	92,073
Lease debts	7,872	8,502
State Guaranteed loan « PGE »	4,972	5,162
Other current financial liabilities	116	126
Total current financial liabilities and current lease debts	12,960	13,790
Trade payables	21,456	19,069
Other current liabilities	13,179	10,219
Total Financial liabilities	117,484	135,151

Other non-current financial liabilities

As of December 31, 2023 the other non-current financial liabilities are composed of a $1.1 million loan to finance leasehold improvements in our premises in New York, a Research Tax Credit financing from BPI received in June 2022 of €5.5 million representing a non-current financial liability of $6.1 million and a new Research Tax Credit financing from BPI received in August 2023 of €5.3 million, representing a non-current financial liability of $5.9 million. As of December 31, 2022, the other non-current financial liabilities were of the same nature and amount, with the exception of the August 2023 Research Tax Credit financing.

State Guaranteed loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $20.4 million using exchange rate as of December 31, 2023) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of December 31, 2023, the current liability related to the PGE amounted to $5.2 million and the non-current liability amounts to $9.0 million.

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which corresponds to UCART 20x22 and related CMC activities. Pursuant to this agreement, we received $0.9 million as a first installment of the refundable advance on June 19, 2023 and $1.9 million as a second installment on October 6, 2023.

Repayment of this advance is due over a period of 3 years starting on March 31, 2028. The amount to be repaid is equal to the principal adjusted upwards by a discounting effect at an annual rate of 3.04%, in accordance with the European Commission’s principle for State aid. The amount of this discounting adjustment is expected to be $0.6 million and the total amount to be repaid $3.4 million.

The refundable advance from BPI is accounted for a government loan as defined by IAS 20. Because this loan bears a lower-than-market interest rate, we measure for each installment the fair value of the loan using a market interest rate and recognize the difference from the cash received as a grant. Based on a market rate of 16.1% for the first installment and 15.2% for the second installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, we measured the fair value of the loan at $1.4 million. The difference between this $1.4 million fair value and the $2.8 million received in cash is recognized as a grant for $1.4 million. The loan is subsequently measured at amortized cost.

European Investment Bank (“EIB”) loan

On December 28, 2022, we entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support our research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provides for funding in three tranches, as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. On March 30, 2023, the Company and EIB entered into a Subscription Agreement for Warrants to be Issued by Cellectis S.A. (the “Warrant Agreement”), as required by the Finance Contract.

On March 28, 2023, the Company issued 2,779,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding their issuance. Tranche A will mature six years from its disbursement date. Interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8% per annum. The EIB proceeded to the payment of the €20 million on April 17, 2023.

On April 4, 2023, Cellectis announced the drawdown of the €20 million Tranche A. The disbursement of Tranche A was subject to, among other conditions, (i) the issuance of a specified number of warrants to the benefit of EIB (the “Tranche A Warrants”) and (ii) the completion of certain clinical development milestone by a Cellectis’ licensee, and, as of April 4, 2023, each of (i) and (ii) had been satisfied.

Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions). The EIB Warrants have an exercise price per share equal to 99% of the weighted average price per share of the Company over the last three trading days prior to their issuance. The EIB Warrants with respect to Tranche B and Tranche C are only issuable if the Company elects to drawdown such tranches.

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, , or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercise a put option by which EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants, at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal does not apply if the contemplated sale occurs within the scope of a public take-over bid by a third party.

The Finance Contract and the Warrant Agreement are separate contracts as their maturities differ and as the warrants are transferable (subject to certain conditions). Therefore, the warrants are accounted for separately from the loan.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on April 17, 2023, the fair value of this loan included $0.3 million of transaction costs disbursed in cash and the $5.2 million fair value of the warrants (see below Derivative Instruments) as the warrants were analyzed as being as part of the consideration given to EIB for the purpose of obtaining the loan. The initial fair value of the loan is $16.2 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 13.4%.

Derivative Instruments – EIB Warrants

The Tranche A Warrants issued in favor of the EIB in relation to the Tranche A disbursement in the form of 2,779,188 Bons de Souscription d’Actions (“BSA”) are derivative instruments.

Because of the terms and conditions of the EIB’s put option, we consider that the put option and the Tranche A Warrants are to be treated as a single compound derivative.

Because of the terms and conditions of the Company’s call option, we consider it highly unlikely that the Company will exercise the call option. Accordingly, the call option has been valued at zero as of December 31, 2023.

The “fixed for fixed” rule of IAS 32, which states that derivatives shall be classified as equity if they can only be settled by the delivery of a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met because under specific circumstances Cellectis may be required to repurchase the warrants at their fair market value (subject to a cap).

As they are not equity instruments, the Tranche A Warrants and attached put option are to be classified as a financial liability and will be measured at fair value through profit and loss.

The fair value of the Tranche A Warrants and put option has been estimated using a Longstaff Schwartz approach. Considering its unobservable parameters, this financial instrument is considered as a level 3 derivative.

This approach is most appropriate to estimate the value of American options (which may be exercised any time from an exercise event until maturity) with complex exercise terms (EIB can exercise the Tranche A warrants on the basis of Cellectis’ spot share price or exercise the put option on the basis of the average price of the shares over 90 days).

The Longstaff Schwartz approach is also based on the value of the underlying share price at the valuation date, the observed volatility of the company’s historical share price and the contractual life of the instruments.

The assumptions and results of the warrants valuation are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* The grant date retained is the collection date of the Tranche A as this is the issuance date defined in the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2023
Number of warrants granted	2,779,188	2,779,188
Share price (in euros)	1.87	2.76
Average life of options (in years)	20	19.55
Expected volatility	81.3%	67.6%
Put option cap (in € thousands)	7.196	8.256
Discount rate	2.85%	2.5%
Expected dividends	0%	0%
Fair value per options (in euros per share)	1.73	2.54
Fair value in $ thousands	5,280	7,797

The change in fair value of Tranche A warrants of $2.5 million between initial recognition and December 31, 2023 was recognized in financial income.

We conducted sensitivity analysis on the expected volatility of 5% as a standard practice. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of April 17, 2023	Fair value in $ thousands
Expected volatility -5%	5,261
Expected volatility	5,280
Expected volatility +5%	5,286

As of December 31, 2023	Fair value in $ thousands
Expected volatility -5%	7,690
Expected volatility	7,797
Expected volatility +5%	7,871

13.2 Due dates of the financial liabilities

Balance as of December 31, 2023	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	51,450	8,502	28,369	14,579
Financial liabilities	54,413	5,289	21,862	27,263
Financial liabilities	105,863	13,790	50,230	41,842
Trade payables	19,069	19,069	-	-
Other current liabilities	10,219	10,219	-	-
Total financial liabilities	135,151	43,078	50,230	41,842

Balance as of December 31, 2022	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	57,230	7,872	26,412	22,946
Financial liabilities	25,619	5,088	19,947	584
Financial liabilities	82,849	12,960	46,359	23,530
Trade payables	21,456	21,456	-	-
Other current liabilities	13,179	13,179	-	-
Total financial liabilities	117,484	47,595	-	-

Note 14. Other current liabilities

	As of December 31, 2022	As of December 31, 2023

	$ in thousands
VAT Payables	3,058	-
Accruals for personnel related expenses	9,421	9,368
Other	700	852
Total other current liabilities	13,179	10,219

Accruals for personnel are related to annual bonuses, PTO accruals and social expenses on stock options.

Other current liabilities decreased by $3.0 million between December 31, 2023 and December 31, 2022, the decrease is related to the payment in 2023 of the VAT payables due to the collected VAT on the Servier milestone invoice in December 2022.

Note 15. Deferred income and contract liabilities

Details of deferred income and contract liabilities

	As of December 31, 2022	As of December 31, 2023

	$ in thousands
Deferred revenues and contract liabilities	59	110,325
Total deferred income and contract liabilities	59	110,325

As of December 31, 2023, the deferred income and contract liabilities primarily include a $25.0 million upfront payment received in November 2023 under the AZ JRCA and $84.1 million reallocated from the IIA and the SIA.

The accounting treatment of the AZ JRCA, the IIA and the SIA is detailed in Note 2.6 to the financial statements “Accounting treatment of significant transactions of the period”.

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

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in $
Balance as of January 1, 2021	2,785	872,134	42,780,186	0.05
Capital increase (ATM)	143	46,811	2,415,630
Exercise of share warrants, employee warrants and stock options	17	5,597	288,494
Non-cash stock-based compensation expense	-	12,497	-
Transaction costs	-	(2,316)	-
Other movements	-	(27)	-
Balance as of December 31, 2021	2,945	934,696	45,484,310	0.05

Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05
Transaction costs related to capital increase		(570)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	10		191,658
Non-cash stock-based compensation expense		8,071	-
Other movements		(359,076)	-
Balance as of December 31, 2022	2,955	583,122	45,675,968	0.05

Balance as of January 1, 2023	2,955	583,122	45,675,968	0.05
Capital increase	1,401	68,584	25,907,800
Transaction costs related to capital increase		(2,049)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	9		167,433
Non-cash stock-based compensation expense	-	7,086	-
Other movements	-	(133,958)	-
Balance as of December 31, 2023	4,365	522,785	71,751,201	0.05

Capital evolution in 2023

•
During the year ended December 31, 2023, 9,907,800 shares were issued in the Cellectis Follow-on Offering with gross proceeds of $24.8 million.
•
During the year ended December 31, 2023, 16,000,000 shares were issued on November 6, 2023 in connection with the AstraZeneca Initial Investment Agreement (the "IIA") of $80.0 million at a price of $5 per share. Following settlement and delivery of the new shares, AstraZeneca owns approximately 22% of the share capital, and 21% of the voting rights of the Company, has the right to nominate a non-voting observer on the board of directors of Cellectis, and has the right to participate pro rata in Cellectis’s future share offerings. A portion of the Initial Investment Agreement proceeds equal to $35.7 million was reallocated to the transaction price of the Joint Research and Collaboration Agreement ("AZ JRCA") with AstraZeneca collaboration agreement and recorded as deferred revenue. The amount is reflected as a deduction from the share premium. The remaining consideration received, after reallocation of the AZ JRCA and conversion as of December 31, 2023, representing $44.9 million is reflected in share capital for $0.9 million and share premium for $44.0 million.

Further details on the interdependence between the AZ JRCA and SIA are provided in Note 2.6 to the financial statements "Accounting treatment of significant transactions of the period".
•
The transaction costs recognized as a reduction of share premium during the year ended December 31, 2023 correspond to the $1.4 million issuance costs incurred in 2023 in connection with the Cellectis Follow-on Offering (in addition to the $0.6 million costs already incurred and deducted from Equity in the fourth quarter of 2022) and the $0.6 million issuance costs related to AstraZeneca initial investment.
•
During the annual shareholders meeting of June 27, 2023, the shareholders, in accordance with French Law, approved the absorption of $134.0 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

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

•
At December 31, 2023, we had 71,751,201 ordinary shares outstanding of which 5,935,517 had a double voting right
•
At December 31, 2022, we had 45,675,968 ordinary shares outstanding of which 6,067,096 had a double voting right
•
At December 31, 2021, we had 45,484,310 ordinary shares outstanding of which 5,601,472 had a double voting right.

Otherwise, our ordinary shares are not entitled to any preferential voting right or restriction.

16.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

Date	Type	Number of warrants/shares outstanding as of 01/01/2023	Number of warrants/shares granted	Number of warrants/shares vested/exercised	Number of warrants/shares voided	Number of warrants/shares outstanding as of 12/31/2023	Maximum of shares to be issued	Number of warrants/shares exercisable as of 12/31/2023	Strike price per share in euros
03/24/2015	Stock Options	1,351,904			15,078	1,336,826	1,336,826	1,336,826	38.45
03/27/2015	BSA	130,000			80,000	50,000	50,000	50,000	38.45
05/18/2015	BSA	50,000			50,000	-	-	-	29.58
09/08/2015	BSA	224,200			150,000	74,200	74,200	74,200	28.01
09/08/2015	Stock Options	1,317,300			16,300	1,301,000	1,301,000	1,301,000	27.55
03/14/2016	BSA	147,025			80,350	66,675	66,675	66,675	27.37
03/14/2016	Stock Options	1,264,867			3,531	1,261,336	1,261,336	1,261,336	22.44
10/28/2016	BSA	145,000			77,000	68,000	68,000	68,000	18.68
10/28/2016	Stock Options	1,444,702			4,056	1,440,646	1,440,646	1,440,646	17.90
10/11/2017	BSA	200,000			120,000	80,000	80,000	80,000	24.34
10/11/2017	Stock Options	665,000				665,000	665,000	665,000	22.57
10/08/2018	Stock Options	5,000				5,000	5,000	5,000	24.80
04/24/2019	Stock Options	926,291			7,000	919,291	919,291	919,291	18.25
11/06/2019	Stock Options	30,000				30,000	30,000	30,000	11.06
07/20/2020	Stock Options	17,000				17,000	17,000	13,812	15.12
08/05/2020	Stock Options	134,000			5,000	129,000	129,000	104,811	14.62
09/11/2020	Stock Options	45,000				45,000	45,000	36,562	14.36
10/14/2020	Free shares	188,418		167,433	20,985	-	-	-	22.45
11/05/2020	Stock Options	20,500				20,500	20,500	15,375	14.62
03/04/2021	Stock Options	701,848			17,501	684,347	684,347	470,568	19.44
03/05/2021	Free shares	16,500				16,500	16,500	-	14.44
03/05/2021	Free shares	230,567			12,865	217,702	217,702	-	12.69
04/13/2021	Stock Options	27,465				27,465	27,465	18,596	16.07
05/12/2021	Free shares	2,000				2,000	2,000	-	12.70
05/12/2021	Stock Options	3,500				3,500	3,500	2,187	14.36
05/28/2021	Free shares	141,325			1,300	140,025	140,025	-	12.38
05/28/2021	Stock Options	25,000				25,000	25,000	15,625	12.69
09/30/2021	Free shares	5,525			2,100	3,425	3,425	-	11.22
09/30/2021	Stock Options	14,800			7,850	6,950	6,950	3,909	11.51
10/13/2021	Free shares	4,500				4,500	4,500	-	8.29
10/13/2021	Stock Options	9,000				9,000	9,000	4,500	10.29
11/25/2021	Free shares	2,100				2,100	2,100	-	7.84
11/25/2021	Stock Options	4,500				4,500	4,500	2,250	8.81
03/03/2022	Free shares	243,259			6,197	237,062	237,062		2.74
03/03/2022	Stock Options	666,542				666,542	666,542	228,270	4.41
03/29/2022	Free shares	1,900				1,900	1,900		4.09
03/29/2022	Stock Options	3,400				3,400	3,400	1,487	3.96
05/24/2022	Free shares	40,059			1,950	38,109	38,109		3.27
05/24/2022	Stock Options	37,580				37,580	37,580	12,516	3.48
11/08/2022	Free shares	30,000				30,000	30,000		2.37
11/08/2022	Stock Options	70,000				70,000	70,000	23,100	2.34
12/19/2022	Free shares	2,960				2,960	2,960		1.91
12/19/2022	Stock Options	2,065			-	2,065	2,065	516	2.09
01/24/2023	Free shares	-	340,750		21,645	319,105	319,105		3.09
01/24/2023	Stock Options	-	1,417,321			1,417,321	1,417,321		3.17
03/22/2023	Free shares	-	2,150		-	2,150	2,150		1.87
03/22/2023	Stock Options	-	4,300			4,300	4,300		1.91
05/04/2023	Stock Options	-	358,100		700	357,400	357,400		1.80
06/26/2023	Stock Options	-	55,690		2,500	53,190	53,190		1.74

	Total	10,592,602	2,178,311	167,433	703,908	11,899,572	11,899,572	8,252,058

16.3 Non-controlling interests

Non-controlling shareholders held a 50.9% interest in Calyxt as of December 31, 2022 and a 52.0% interest in Calyxt as of May 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards. On June 1, 2023, as Calyxt was deconsolidated and as a result, we derecognized non-controlling interests in Calyxt. Since June 1, 2023, there are no longer non-controlling interests as the Group holds a 100% interest in all fully consolidated entities.

Note 17. Share-based payments

17.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black- Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2022	2023

Weighted-Average fair values of stock options granted	1.31€	1.65€
Assumptions:
Risk-free interest rate	0.00% - 2.49%	2.45% - 2.75%
Share entitlement per options	1	1
Exercise price	2.09€ - 7.22€	1.74€ - 3.17€
Grant date share fair value	1.91€-6.74€	1.70€-3.09€
Expected volatility	58.7% - 62.5%	63.7% - 64.4%
Expected term (in years)	6.03 - 6.15	6.03 - 6.15
Vesting conditions	Performance & Service or Service	Performance & Service or Service
Vesting period	Graded	Graded

Our vesting performance conditions are split between a financial, a manufacturing and a clinical performance.

Information on stock option activity follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share (in €)	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life

Balance as of December 31, 2021	7,566,679	24.78	9,159,794	23.50	5.3	y
Granted		-	828,549	4.18
Exercised		-	0	-
Forfeited or Expired		-	(1,201,079)	18.85

Balance as of December 31, 2022	7,400,519	24.58	8,787,264	22.31	4.6	y
Granted		-	1,835,411	2.86
Exercised		-	-	-
Forfeited or Expired		-	(79,516)	22.86

Balance as of December 31, 2023	7,913,183	23.63	10,543,159	18.92	4.6	y

Share-based compensation expense related to stock option awards was $2.3 million in 2023, $2.6 million in 2022 and $5.1 million in 2021.

On January 24, 2023, the Board of Directors granted 1,417,321 stock options. For executive employees, stock options vesting period is over four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is over four years and without performance criteria.

On May 4, 2023, the Board of Directors granted 358,100 stock options. For executive employees, stock options vesting period is over four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is over four years and without performance criteria.

On June 26, 2023, the Board of Directors granted 55,690 stock options to non executive employees. The vesting period for these stock options is over four years and without performance criteria.

Warrants

The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017

Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€
Grant date share fair value	16.42€ - 22.48€	24.95€
Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6	6
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on warrants activity follows:

	Warrants Exercisable	Weighted-Average Exercise Price Per Share (in €)	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life

Balance as of December 31, 2021	896,225	27.18	896,225	27.18	4.3	y
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	-	-	-	-

Balance as of December 31, 2022	896,225	27.18	896,225	27.18	3.3	y
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	557,350	27.48	557,350	27.48

Balance as of December 31, 2023	338,875	26.69	338,875	26.69	2.4	y

There was no share-based compensation expense related to non-employee warrants in 2023, 2022 and 2021.

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

Our vesting performance conditions are split between a financial, a manufacturing and a clinical performance.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance of December 31, 2021	922,701	14.15
Granted	354,770	2.79
Vested	(191,658)	17.96
Cancelled	(176,700)	13.99

Unvested balance as of December 31, 2022	909,113	11.18
Granted	342,900	3.08
Vested	(167,433)	22.45
Cancelled	(67,042)	11.40

Unvested balance as of December 31, 2023	1,017,538	6.59

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $2.9 million in 2023, $3.5 million in 2022 and $6.4 million in 2021.

17.2 Detail of Calyxt equity awards

Pursuant to Calyxt’s deconsolidation, stock and share-based compensation expenses related to Calyxt equity awards until May 31, 2023 were classified as discontinued operations.

For the period prior to the Calyxt merger, stock and share-based compensation expense has been estimated considering the existence of vesting acceleration and exit event clauses in the grant agreements and the probability of the events occurring, as the merger constitutes a triggering event of these clauses under the terms of certain grant agreements.

Stock-based compensation expense related to stock option awards was $1.8 million, compared to an expense of $0.9 million for the year ended December 31, 2023 and 2022, respectively. This increase is mainly due to the inclusion in the estimated expense of accelerated vesting clauses in connection with the merger.

Share-based compensation expense related to restricted stock units awards was $2.4 million, compared to an expense of $0.7 million due for the year ended December 31, 2023 and 2022, respectively. This increase is mainly due to the inclusion in the estimated expense of accelerated vesting clauses in connection with the merger.

Share-based compensation expense related to performance stock units awards was a reversal of $0.3 million mainly due to departures, compared to an expense of $0.3 million for the year ended December 31, 2023 and 2022, respectively.

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

Detail of earnings per share

	For the year ended December 31,
	2021	2022	2023

Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(114,197)	(106,139)	(101,059)
Net income (loss) attributable to shareholders of Cellectis from discontinued operations ($ in thousands)	(17,448)	(7,451)	15,776
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	44,820,279	45,547,359	57,012,815
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(2.55)	(2.33)	(1.77)
Basic and diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.39)	(0.16)	0.28

When we have adjusted net loss, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, we use the weighted average number of outstanding shares diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

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

The IFRS IC was asked to consider the method for calculating obligations relating to defined benefit plans in which the attribution of benefit is determined by an employee’s presence within the Group at the time he/she retires and whose benefits are capped at a certain length of service. In its decision, the IFRS IC concluded that no benefit is earned if the employee leaves before reaching retirement age and that the obligation must only be recognized over the final years of the employee’s career. As a result, the Company revised its actuarial calculation method to ensure its compliance with the interpretation from the IFRS IC. As each additional year of service generates an additional benefit, and that there is no cap on the amount of benefits, this revision did not impact significantly our financial statements.

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•
When the entity can no longer withdraw the offer of those benefits; and
•
When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	As of January 1, 2022		Additions	Amounts used during the period	Reversals	OCI	As of December 31, 2022
	$ in thousands
Pension	4,073	-	555	-	-	(2,238)	2,390
Employee litigation and severance	508	-	-	(169)	(73)	(33)	234
Commercial litigation	77	-	-	-	-	(4)	72
Other provision for charges	287				(97)	(18)	171
Total	4,944	-	555	(169)	(171)	(2,293)	2,867
Non-current provisions	4,073	-	555	-	-	(2,238)	2,390
Current provisions	871	-	-	(169)	(171)	(55)	477

	As of January 1, 2023	Additions	Amounts used during the period	Reversals	OCI	As of December 31, 2023
	$ in thousands
Pension	2,390	327	-	-	(517)	2,200
Employee litigation and severance	234	-	-	-	8	242
Commercial litigation	72	503	-	-	13	588
Provision for tax litigation	-	615	-	-	13	628
Other provision for charges	171	102	-	-	8	281
Total	2,867	1,547	-	-	(473)	3,940
Non-current provisions	2,390	327	-	-	(517)	2,200
Current provisions	477	1,219	-	-	44	1,740

During the year ended December 31, 2023, additions mainly relate to commercial litigation for $0.5 million with a law office, a provision on research tax credits for 2015 and 2016 of $0.6 million as a result of the Court of Appeal's ruling on research tax credits for 2017 and 2018, and $0.3 million of service and interest costs related to pensions. Over the same period, a reduction of $0.5 million in provisions was recorded against OCI, including $0.5 million relating to the revision of actuarial assumptions used to calculate our pension obligations, mainly turnover assumptions which had a $0.6 million effect.

During the year ended December 31, 2022, additions mainly relate to pension service cost of the period for $0.6 million. The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigation for $0.2 million and (ii) the settlement of a commercial litigation for $0.1 million.Over the same period, a reduction of $2.3 million in provisions was recorded against OCI, including $1.9 million relating to the revision of actuarial assumptions used to calculate our pension obligations (mainly discount rate for $1.3 million and salary increases rate for $0.4 million) and a translation adjustment effect of $0.4 million.

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in profit and loss in the years ended December 31, 2023, 2022 and 2021 amounted to $0.3 million, $0.6 million and $0.6 million respectively.

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

The estimation of the retirement indemnity payable to employees is based on the compensation table provided for in the collective bargaining agreement applicable to Cellectis S.A., based on the employer initiative. Compensation is calculated as follows: 1/4 month's salary per year of seniority up to 10 years and 1/3 month's salary per year of seniority after 10 years.

As part of the estimation of our obligations, the following assumptions were used for all categories of employees:

	2021	2022	2023
% social security contributions	45.00%	45.00%	47.13%
Salary increases	3.50%	2.50%	2.50%
Discount rate	1.13%	3.72%	3.53%
Terms of retirement	Based on the employer initiative
Retirement age	65 years old	65 years old	66 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

A 0.5% increase of the discount rate would result in a $0.1 million decrease of the net defined benefit liability, whereas a 0.5% decrease of the discount rate would result in a $0.1 million increase of the net defined benefit liability.

The salary increases rate is based on an estimate of the rate that will be applied by the Company over the average term of the commitments, taking into account the Company's current salary policy as defined by the Compensation Committee.

A 0.5% increase of the salary increase rate would result in a $0.1 million increase of the net defined benefit liability, whereas a 0.5% decrease of the salary increase rate would result in a $0.1 million decrease of the net defined benefit liability.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2021	(4,010)
Current service cost	(602)
Interest cost	(26)
Benefit paid	-
Actuarial gains and losses	231
Reclassification/CTA	334
As of December 31, 2021	(4,073)
Current service cost	(512)
Interest cost	(43)
Benefit paid	-
Actuarial gains and losses	2,227
Reclassification/CTA	11
As of December 31, 2022	(2,390)
Current service cost	(237)
Interest cost	(90)
Benefit paid
Actuarial gains and losses	597
Reclassification/CTA	(80)
As of December 31, 2023	(2,200)

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

Details of commitments

As of December 31, 2023	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	63,349	11,107	19,647	15,046	17,548
License and collaboration agreements	13,480	1,400	2,800	2,800	6,480
Clinical & Research and Development agreements	71	71	-	-	-
IT licensing agreements	319	233	86	-	-
State Guaranteed loan « PGE »	14,057	5,107	8,950	-	-
EIB loan	22,100	-	-	-	22,100
Bpifrance's advance	1,910	-	-	433	1,477
Total contractual obligations	115,286	17,918	31,483	18,279	47,606

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

Note 21. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2023, as described in Note 4.5.

Short-term employee benefits paid to key management personnel totaled to $6.0 million in the fiscal year 2021, $4.8 million in the fiscal year 2022 and $5.3 million in the fiscal year 2023.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 1,499,821 securities in share-based remuneration (free shares and stock options) over the year ended December 31, 2023. The associated non-cash stock-based compensation expense of $0.8 million was recognized for 2023.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. These agreements were no longer in service in 2023 and 2022.

Compensation paid for those services in the year ended December 31, 2021 amounted to $71 thousand.

Note 22. Subsequent events

On January 16, 2024, Cellectis announced the drawdown of the second tranche of €15 million under the credit facility agreement entered with the European Investment Bank (EIB); with the issuance of 1,460,053 warrants. Each Tranche B Warrant allows the EIB to subscribe for one ordinary share of the Company, at a price of €2.53, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants. The total number of shares issuable upon exercise of the Tranche B Warrants represents approximately 2% of the Company’s outstanding share capital as at their issuance date. Tranche B will mature six years from its disbursement date and will accrue interest at a rate of 7% per annum capitalized annually and payable at maturity.

On March 4, 2024, AstraZeneca and Cellectis have approved the first Research Plan. Following this event and pursuant to the JRCA, Cellectis is entitled to receive the corresponding $10 million milestone.

At the date of this report, all the conditions precedents to the closing of the SIA are met and the closing should occur on the earlier of (i) the third business day following the approval by the Cellectis' board of directors of the Company's annual and consolidated account for the financial year ended on December 31, 2023, and (ii) May 7, 2024 or such other date as may be agreed in writing by the parties. Immediately following the SIA, it is anticipated that AstraZeneca would own approximately 44% of the share capital of the Company and 30% of the voting rights of the Company (based on the number of voting rights outstanding immediately after the completion of the Initial Investment) and as per the Company's shareholders decision dated December 22, 2023, Mr. Marc Dunoyer and Dr. Tyrell Rivers will serve on the Company's board of directors as members designated by AstraZeneca. Further, certain business decisions are subject to AstraZeneca’s approval, including, in particular, winding up any company of the Cellectis group, issuing securities senior to or pari passu with the convertible preferred shares or any shares without offering AstraZeneca the option to purchase its pro rata share of such securities (subject to customary exceptions, including issuances under employee equity incentive plans), declaring or paying dividends, prepaying indebtedness before due, and disposing of any material assets concerning gene editing tools or manufacturing facilities and selling, assigning, licensing, encumbering or otherwise disposing of certain material IP rights.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
	By:	André Choulika
	Title:	Chief Executive Officer

Date: April 29, 2024