Form 20-F
period 2024-12-31
Cellectis S.A.
filed 2025-03-14
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

Indicate the number of outstanding shares of the issuer's classes of capital stock as of the close of the period covered by the annual report.

Outstanding capital stock as of December 31, 2024: 100,093,873 shares, nominal value €0.05 per share, comprising 72,093,873 ordinary shares, 10,000,000 class A convertible preferred shares (with voting rights) and 18,000,000 class B convertible preferred shares (with no voting rights).

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

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) to, “Cellectis,” the “Company,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole (in the case of Calyxt, Inc., only until May 31, 2023), unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc., as of May 31, 2023) and its subsidiaries, taken as a whole. With respect to disclosures relating to the period before May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc., collectively. With respect to disclosures relating to the period after May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

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

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting standards as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in U.S. dollars. All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

All references in this Annual Report to “$,” “U.S. dollars” and “dollars” mean U.S. dollars and all references to “€” and “euros” mean euros. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

Note Regarding Use of Non-IFRS Financial Measures

Cellectis presents Adjusted Net Income (Loss) attributable to shareholders of Cellectis in this Annual Report. Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS Accounting standards. We have included in this Annual Report a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS Accounting standards. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS Accounting standards. Some of these limitations are: (a) other companies, including companies in our industries which have similar stock-based compensations, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our other IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

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
•
significant influence over us by the group of companies including AZ Holdings, AZ Ireland and their respective affiliates (referred to as "AstraZeneca" in this Annual Report) and the continuing involvement of certain of our directors with AstraZeneca;
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

Website Disclosure

We use our website (www.cellectis.com) and our corporate X account (@cellectis) and our corporate LinkedIn account (https://www.linkedin.com/company/cellectis) as routine channels of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing otherwise material non-public information and for complying with our disclosure obligations. Accordingly, investors should monitor these corporate websites and corporate X and LinkedIn accounts in addition to following press releases, filings with the SEC, and public conference calls and webcasts. Additionally, we provide notifications of announcements as part of our website. Investors and others can receive notifications of new press releases posted on our website by signing up for email alerts.

None of the information provided on these websites, in our press releases or public conference calls and webcasts or through social media is incorporated into, or deemed to be a part of, this Annual Report or in any other report or document we file with the SEC, and any references to such websites or corporate X accounts are intended to be inactive textual references only.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
Reserved
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
•
Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences
•
We rely on a third party for the supply of alemtuzumab that is used in certain of our clinical trials as part of the lymphodepletion regimen, and issues relating to such third party may impact the clinical development and commercialization, if any, of our products.

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
•
If we are classified as a PFIC for 2024 or any future taxable years, there may be adverse U.S. federal income tax consequences to U.S. holders.
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

We are a clinical-stage biopharmaceutical company and devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates and the advancement of our clinical trials. Investment in biopharmaceutical product development is highly speculative because it entails both substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. Our most advanced product candidates remain in clinical development. We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. As a result, we are not profitable and have incurred net losses in each period since our inception. For the year ended December 31, 2024, we reported a net loss of $36.8 million from continuing operations, our research and development expenses were $90.5 million. As of December 31, 2024, we had an accumulated deficit attributable to the shareholders of Cellectis of $329.6 million.

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

The process of developing and manufacturing CAR T-cell product candidates and conducting clinical studies is expensive, lengthy and risky. We are currently sponsoring three clinical studies, preparing regulatory filings to potentially commence new clinical studies and/or to add additional investigational sites for ongoing studies, advancing pre-clinical testing for additional product candidates, and conducting manufacturing at our in-house manufacturing facilities. Accordingly, we expect our operational expenses to increase in connection with our ongoing activities. In addition, subject to obtaining regulatory approval of any biopharmaceutical product candidates, we expect to incur significant commercialization expenses. Further, our operating plans, including product development and commercialization plans, may change in light of changed circumstances or as a result of factors currently unknown to us, which may require us to seek additional funds sooner than planned.

With cash and cash equivalents of $143.3 million and a fixed-term deposit (classified as a current financial asset) of $115.8 million in each case as of December 31, 2024, the Company believes its cash and cash equivalents, together with such fixed-term deposit, will be sufficient to fund its operations into 2027 and therefore for at least twelve months following the consolidated financial statements’ publication.

Our ability to raise additional capital may be limited. If we raise additional capital through the sale of additional equity or convertible securities, current ownership interests may be diluted and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. For example, in connection with our Finance Contract, the Company entered into a warrant agreement with the European Investment Bank ("EIB") with respect to the issuance of warrants to the EIB in connection with, and as a condition to, the funding of each tranche under the Finance Contract. In April 2023, in connection with the disbursement of the €20.0 million Tranche A, the Company issued 2,799,188 warrants to the EIB; in January 2024, the Company announced the issuance of 1,460,053 warrants to the EIB in connection with the disbursement of €15.0 million Tranche B of the EIB financing, and in December 2024, the Company issued 611,426 warrants to the EIB in connection with the disbursement of €5.0 million Tranche C of the EIB financing, which is the last tranche under the Finance Contract.

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

In recent years, global financial markets have experienced volatility as a result of military and regional conflicts, such as the invasion of Ukraine by Russia and the Middle East conflict. Market volatility, or other market disruptions, could cause us to experience an inability to access additional capital or result in an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

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

Our gene-editing technologies, including notably the TALEN technology, involve a relatively new approach to gene editing, using sequence-specific deoxyribonucleic acid (DNA)-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may have difficulty creating nucleases for certain gene sequences that we may seek to target, which could limit the usefulness of our technology. Our technology may also not be shown to be effective in clinical studies that we or licensees of our technology may conduct, or may be associated with safety issues that may negatively affect our development programs. For instance, gene-editing may create unintended changes to the DNA such as a non-target site gene-editing, a large deletion, or a DNA translocation, any of which could lead to oncogenesis. In the ALPHA2 trial being conducted by our licensee, Allogene, Allogene observed a chromosomal abnormality, and the FDA placed Allogene’s clinical trials on hold following this observation. While Allogene reported that its investigation concluded that gene editing was not responsible for the chromosomal abnormality and the hold was resolved, we or our licensees may discover future abnormalities caused by gene editing or other factors that would impact our development plans.

In addition, the field of gene-editing is rapidly developing. Our competitors may introduce new technologies that render our technologies obsolete, uneconomical or less attractive. Similarly, our licensees may improve upon our technologies in ways that make our underlying technology, without such improvements, less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, any failures of such technology could adversely impact our programs. We also may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

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

An unfavorable outcome in one or more of our or our licensees’ clinical trials would be a major setback for our product candidates and for us and may require us or our licensees or partners' to delay, reduce or re-define the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.

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
•
the placing of a clinical hold on our or our licensees’ clinical trials by the FDA or other similar foreign regulatory authorities, or the placing of a halt of our or our's licensees' clinical trials as per the applicable protocol rules —for example, clinical holds were placed on our deprioritized AMELI-01 Study in September 2018 and on our now discontinued MELANI-01

Study in July 2020 and on all of our licensee Allogene’s AlloCAR T clinical trials in October 2021 and remained in place until the FDA permitted these trials to restart in November 2018, November 2020 and January 2022, respectively;
•
unfavorable interpretations by FDA or similar foreign regulatory authorities of interim data;
•
determinations by the FDA or similar foreign regulatory authorities that a clinical trial protocol is deficient in design to meet its stated objectives;
•
failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
•
serious safety issues, including drug-related side effects experienced by patients in clinical trials—for example, following patient safety issues, including patient death, related to cytokine release syndrome, or CRS, patient recruitment for certain of our Studies were paused, in accordance with their respective protocols, pending the implementation of modified protocol treatment strategies;
•
failure of our or our licensees' third-party contractors to meet their contractual obligations in a timely manner; or
•
lack of, or failure to, demonstrate safety or efficacy of our products candidate.

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

Approvals by the European Commission, on the basis of the opinion issued by the EMA, and FDA for existing autologous CAR T-cell therapies may not be indicative of what these regulators may require for approval of our therapies. Also, while we expect reduced variability in our product candidates compared to autologous products, we do not have significant clinical data supporting any benefit of lower variability and the use of healthy donor material may create separate variability challenges for us. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with new product candidates.

Our business is highly dependent on the success of our lead product candidates, and we cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.

Our business and future success depends on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our most advanced product candidates UCART22 and UCART20x22, our ability to develop and manufacture product candidates for AstraZeneca, and the ability of our licensees or partners to advance the product candidates that they are developing pursuant to licenses from us. Because our lead product candidates, and UCART product candidates of our licensees or partners, are among the first allogeneic products to be clinically evaluated, the failure of any such product candidate, or the failure of other allogeneic T cell therapies, may impede our ability to develop our product candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of our entire pipeline of allogeneic T cell therapies. If significant events, such as significant GvHD or chromosomal abnormality events, are observed with the administration of our or our licensees’ product candidates, or if any of the product candidates is viewed as less safe or effective than autologous therapies, our ability to develop other allogeneic therapies may be significantly harmed. We could be subject to clinical holds due to any unexpected observations or as a result of adverse patient outcomes or other issues.

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

We operate two in-house manufacturing facilities—a facility in Paris, France, which is dedicated to the manufacturing of certain raw and starting material for our investigational products, and a facility in Raleigh, North Carolina, which is dedicated to the production of our investigational products. Both facilities are fully operational. Despite our manufacturing success to date, we have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively exploiting such in-house manufacturing capabilities at the scale required for advanced clinical trials or commercialization. We may face additional challenges, including, among others, cost overruns, process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, timely availability of reagents or raw materials, equipment failures, labor shortages, natural disasters and power failures. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to effectively and efficiently manufacture our product candidates. Any of these factors could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. In addition, we may never obtain the regulatory approvals to manufacture our commercial products in our in-house manufacturing facilities.

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

For example, there have been adverse events (including, in some instances, patient deaths) in CAR-T trials conducted in the United States by our competitors as well as for example in our deprioritized AMELI-01 clinical study and now discontinued MELANI-01 clinical study, which have led to clinical trial holds or protocol-based pauses in patient recruitment. In addition, on October 7, 2021, the FDA placed a clinical hold on all of our licensee Allogene Therapeutics’ clinical trials following a chromosomal abnormality detected in ALLO-501A, which hold was removed by the FDA in January 2022. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to the respective product candidates and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays, stronger labeling for approved product candidates and a decrease in demand for any such product candidates.

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

We have seen similar adverse events for allogeneic CAR T product candidates. In the currently ongoing UCART product candidate clinical studies, the most common severe or life-threatening adverse events include CRS, cytopenia and infections. As reported, there have been patient deaths in the deprioritized AMELI-01 Study and the now discontinued MELANI-01 Study as well as in clinical trials conducted by our licensees or partners, including deaths attributable to UCART immuno-therapy. In the future, additional patients may experience severe adverse events related to UCART product candidates, some of which may result in death. In addition, our allogeneic CAR T cell product candidates undergo gene engineering by using lentivirus and TALEN nucleases that can cause insertion, deletion, or chromosomal translocation. These changes can cause allogeneic CAR T cells to cause additional adverse events.

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

In addition, in certain of our clinical trials, we utilize a lymphodepletion regimen, which generally includes fludarabine, cyclophosphamide and alemtuzumab, that may cause serious adverse events. For instance, because the regimen will cause a transient and sometimes prolonged immune suppression, patients will have an increased risk of infection that may be unable to be cleared by the patient and ultimately lead to other serious adverse events or death. Our lymphodepletion regimen has caused and may also cause prolonged cytopenia. We are also exploring various dosing strategies for lymphodepletion in our clinical trials, which may increase the risk of serious adverse events.

As more patients are included in our and our licensees’ clinical trials, previously less common, side effects and adverse events may also emerge. Additional UCART product candidates that enter clinical development may also cause similar or more severe toxicities, particularly if such product candidates require higher dose levels or are administered to higher risk patient populations.

Any undesirable side effects could cause us, our licensees or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Treatment-related side effects could also adversely affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, certain side effects of UCART product candidates are not normally encountered in the general patient population or by medical personnel familiar with more conventional therapies. Although we provide training to medical personnel involved in clinical trials for our product candidates, failure of medical personnel to recognize or manage potential side effects of our product candidates could exacerbate adverse outcomes and potentially result in patient deaths.

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

In certain of our clinical trials, we utilize an anti-CD52 monoclonal antibody as part of a lymphodepletion regimen to be infused prior to infusing patients with our product candidates. We believe that using an anti-CD52 antibody in a lymphodepletion regimen may delay rejection of our allogeneic T cells by the patient’s immune system, and therefore improve the window of persistence during which such engineered allogeneic T cells can expand and actively target and destroy cancer cells. However, the anti-CD52 antibody may not have the benefits that we anticipate and could result in adverse effects or confounding effects. For instance, our lymphodepletion regimen, including the use of an anti-CD52 antibody, will cause a transient and sometimes prolonged immune suppression, which is associated with an increased risk of infection or viral reactivation that may be unable to be controlled and ultimately lead to other serious adverse events or death.

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

On May 11, 2021, we entered into each of a partnership agreement and a supply agreement with Genzyme Corporation, or Genzyme, regarding alemtuzumab to be used as part of the lymphodepleting regimen in certain Cellectis-sponsored UCART clinical trials. As part of the agreement, Genzyme supplies alemtuzumab to support Cellectis’ clinical studies, and the parties agreed to enter into discussions to execute an additional agreement for the commercial supply of alemtuzumab by Genzyme to Cellectis under pre-agreed financial conditions. Following this agreement, we are implementing the use of alementuzumab as a Cellectis investigational medicinal product, coded as CLLS52, in our sponsored clinical protocols in the United States and in the relevant European Union member states. These clinical studies are currently conducted at specialized centers that are experienced at managing patients with advanced malignancies as well as toxicities associated with immunomodulatory therapies. We are monitoring the safety profile of CLLS52 and carrying out our pharmacovigilance reporting responsibilities as sponsor. If the EMA, FDA or other regulatory agencies further limit the use of alemtuzumab or anti-CD52 antibodies, or if the FDA, EMA or other relevant regulatory agencies issues additional requirements for the use of CLLS52, our clinical programs could be adversely affected.

If we are unable to successfully secure an adequate source of CLLS52 in the timeframe we anticipate, or if regulatory authorities require changes in the use of CLLS52 in combination with our UCART product candidates, we could face delays in our product development efforts and/or the commercialization of our product candidates.

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

If we, our licensees, our respective CROs, or our respective investigators or trial sites, or our respective CMOs fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in the applicable clinical trial may be deemed unreliable or otherwise not usable and the regulatory authorities and they may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates.

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

Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products and purported to provide Allogene with the ability to elect to obtain a world-wide sublicense to the CD19 Products. We do not believe that the Servier License Agreement permits Servier to grant such a world-wide sublicense to Allogene. In May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. Pursuant to this amendment, the parties to the amendment and settlement agreement putatively extended the licensed territory to the European Union and the United Kingdom and Allogene has putatively been granted an option to extend its licensed territory to China and Japan subject to certain conditions.

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

We are dependent on third parties for the supply of various materials, including certain biological materials, that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, biological materials are subject to stringent manufacturing process and rigorous testing. Certain of our suppliers are small-scale business and may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms.

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

We may enter into agreements with third parties to sell, distribute and/or market any of the product candidates we develop for which we obtain regulatory approval, which may adversely affect our ability to generate revenues.

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

As of December 31, 2024, we had 222 full-time employees. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.

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

Any failure to establish and maintain effective internal control over financial reporting could adversely affect our ability to produce timely and accurate financial statements and could harm investor confidence in our Company.

As a U.S. public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. Effective internal controls are necessary for us to provide reliable financial reports. If we fail to establish and maintain effective internal control over financial reporting adequate to meet the requirements of the Sarbanes-Oxley Act, investors may lose confidence in our financial reporting, the price of our ordinary shares and ADSs could decline and our access to the capital markets could be restricted, and our business and reputation may be harmed. Further, compliance with the requirements of Sarbanes-Oxley requires that we incur substantial accounting expense and significant management attention and time on compliance-related issues.

We cannot assure you that we will be able to maintain effective internal controls. For example, in connection with the preparation of our audited financial statements for the year ended December 31, 2023, we identified a material weakness in our internal controls over financial reporting related to a lack of formality of accounting processes and controls over significant non-routine transactions and a design and operating deficiency associated with a lack of sufficient qualified resources with sufficient technical knowledge to identify and timely resolve complex accounting matters. Although the material weakness has been fully remediated, despite our focus on maintaining effective internal controls, there can be no assurance that we will not experience additional material weaknesses in the future.

Risks Relating to our Relationships with AstraZeneca

AstraZeneca has significant influence over us.

AZ Holdings is our single largest shareholder, holding 16,000,000 ordinary shares, 10,000,000 “class A” convertible preferred shares (“Class A Preferred Shares”), which vote together with our ordinary shares, and 18,000,000 “class B” convertible preferred shares (“Class B Preferred Shares”), which are non-voting prior to conversion. AZ may convert the Class A Preferred Shares at its option at any time into ordinary shares and may convert the Class B Preferred Shares at its option upon 12 months prior notice into ordinary shares. As of December 31, 2024, considering the ordinary shares held by AZ Holdings as well as all Class A Preferred Shares, which AZ Holdings has the right to acquire within the next 60 days, AZ Holdings beneficially owns approximately 32% of our ordinary shares. As of December 31, 2024, considering the ordinary shares held by AZ Holdings and giving effect to the conversion of all Class A Preferred Shares and Class B Preferred Shares without regarding for when they may first be converted, AZ Holdings would beneficially own approximately 44% of our ordinary shares. As of December 31, 2024, AZ Holdings may exercise voting power with respect to approximately 30% of the voting rights outstanding with respect to our share capital (inclusive of (i) the ordinary shares held by AZ Holdings and (ii) the voting rights of the Class A Preferred Shares, which vote together with our ordinary shares). In light of such ownership and voting power, AstraZeneca may be in a position to exercise significant influence over matters affecting shareholders or requiring shareholder approval, including the election of the board of directors of the Company, amendments to our By-laws, and any delegation to the board of directors of the power to issue new shares or other equity.

In addition, pursuant to the SIA (as defined below), AZ Holdings has certain rights, including the right to nominate up to two directors to our board of directors, approval rights over a limited number of material Company actions and pre-emptive rights entitling AZ Holdings to maintain its pro rata beneficial ownership in the Company. Two AZ Holdings nominees, Mr. Marc Dunoyer and Mr. Tyrell Rivers, have been appointed to our board of directors. For more information, see "Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships."

Further, AZ Ireland is a significant collaboration partner for the Company. Pursuant to the Joint Research and Collaboration Agreement with AZ Ireland dated November 1, 2023 (the"AZ JRCA") with AZ Ireland 25 genetic targets have been exclusively reserved for AZ Ireland, from which up to 10 candidate products could be explored for development, and AZ Ireland will have an option for a worldwide exclusive license on the candidate products.

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

In light of AZ Holdings' right to nominate two directors for appointment by our board of directors, some of our directors, from time to time, may have relationships with or be employed by AstraZeneca. For example, Mr. Marc Dunoyer is Chief Strategy Officer of AstraZeneca and Chief Executive Officer of Alexion, AstraZeneca Rare Disease, and Dr. Tyrell Rivers is Executive Director of Corporate Ventures at AstraZeneca. While all of our directors are required to act in our best interests and we implement policies and procedures to mitigate potential conflicts of interest, our relationship with AstraZeneca may appear to create conflicts of interest when our board of directors is faced with decisions that could have different implications for us and AstraZeneca. If our policies and procedures to address and manage potential conflicts of interest are ineffective, conflicts of interest could materialize or fail to be properly addressed. Such potential conflicts of interest and the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, including with competitors of such related parties, which could harm our business and results of operations.

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

Because we are developing novel allogeneic CAR T-cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing, and requirements have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in oversight responsibilities of gene therapy products and cell therapy products. In addition to FDA review and oversight, gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, review processes and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and allowed its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

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

As we or our licensees or partners advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because the UCART19 studies are being sponsored by Allogene, it is directly interacting with the relevant regulatory agencies and we are not able to direct such interactions. Some of the discussions among our licensees or partners and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART22 and UCART 20x22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.

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

Similarly in EU, a biosimilar is typically defined as a biological medicine highly similar to another already approved biological medicine. Developers of biosimilars are required to demonstrate through comprehensive comparability studies with the reference medicine that:

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

The FDA and the European Commission have granted orphan drug designation to UCART22 and the FDA has granted orphan drug designation to CLLS52 for the treatment of acute lymphoblastic leukemia.

If we do not obtain orphan exclusivity for our products that do not have broad patent protection or if despite obtaining orphan drug designation (such as for UCART22 and CLLS52), we subsequently lose orphan drug exclusivity, our competitors may sell the same drug to treat the same condition and our revenues will be reduced.

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

We believe that pricing pressures will continue and may increase, which may make it difficult for us to sell our potential products that may be approved in the future at a price acceptable to us or any of our licensees or future licensees.

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

Risks Related to Calyxt, Inc.

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (the "Merger"). Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% upon the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023 and continue to be presented as the results of discontinued operations until that date.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Cibus, Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Cibus’ lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2024, our lease guaranty represents a liability in the amount of $21.4 million over the remaining 13-year lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend Cibus’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof. However, due to the potential amount of the payment obligation and the uncertainty about Cibus's ability to make payments under or indemnify us in connection with the lease and guaranty, this indemnification may not be sufficient to cover the possible payment obligation arising out of this guaranty. Moreover, Cibus's most recent financial statements included in its quarterly report on Form 10-Q for the quarter ended September 30, 2024 note that there is substantial doubt about Cibus's ability to continue as a going-concern for at least one year from the date of issuance of those financial statements.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our or our licensors’ issued patents and pending patent applications will expire on dates ranging from 2025 to 2042, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States, a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. In the EU, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate for patent protection lost during regulatory review. Although all EU Member States must provide SPCs, SPCs must still be applied for and granted on a country-by-country basis and their protection is subject to exceptions. If we or our licensors do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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

Our success will depend in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. Other parties may allege that our or our collaborators’ products or product candidates or the use of our or our collaborators’ technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that we or our licensees are employing their proprietary technology without authorization.

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

As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2024 include the accrual for a French research tax credit related to 2024 for $6.2 million and research tax credit related to previous periods for $19.9 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, the administrative court (tribunal administratif) of Paris confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal (Cour administrative d'appel de Paris) and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense. By a decision dated December 13, 2023, the Paris Administrative Court of Appeal overturned the first-instance decision and ordered the reimbursement by the Company of $0.7 million related to 2017 and 2018 tax credits. By a decision dated March 22, 2024, the Paris Administrative Court ordered the reimbursement by the Company of $0.6 million related to 2015 and 2016 tax credits. The company paid the respective amounts.

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

It is possible that we were a "passive foreign investment company, " or PFIC, for U.S. federal income tax purposes for 2024, and may be a PFIC for the current taxable year and potentially future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, it is possible that we were a PFIC for U.S. federal income tax purposes for the 2024 taxable year and we may be a PFIC for the current taxable year and potentially future taxable years.

Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC status.Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year).

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

We are engaged in the development of therapeutic products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cell product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications. Although we do not make speculative investments in third-party companies’ securities, from time to time, we have entered into licensing or other commercial agreements for which we have agreed to accept company securities as consideration. Currently, we have entered into such arrangements with Primera Therapeutics, Inc. We believe we are not an investment company within the meaning of Section 3(a)(1)(C) of the Investment Company Act of 1940, or the US Investment Company Act. However, as a result of these and other investments, volatility in the value of our investments could result in us being deemed an investment company within the meaning of Section 3(a)(1)(C). We will monitor our assets regularly and take all necessary steps in order to seek to ensure that we are not deemed an investment company within the meaning of Section 3(a)(1)(C) or otherwise are required to register as an investment company under the US Investment Company Act in the future. The steps we may need to take could include selling all or part of our investments in those companies or investing in a greater proportion of tangible assets relative to our total assets. Depending on timing and other factors, taking one or more of these steps may serve as a distraction of management’s attention from our primary business or may require us to transact at undesirable market prices. If we are unable to take the necessary steps to avoid being inadvertently deemed an investment company or otherwise being required to register under the US Investment Company Act, we would not be able to offer our securities in the United States until we were no longer deemed an investment company under the US Investment Company Act. We could also be subject to other adverse consequences as a result thereof.

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

Based on our determination made on June 30, 2024 (the last business day of our most recently completed second fiscal quarter), we currently qualify as a foreign private issuer. The next determination will be made with respect to us on June 30, 2025.

We will lose our foreign private issuer status if, as of the relevant determination date, more than 50% of our securities are held by U.S. residents and (i) more than 50% of our executive officers or more than 50% of the members of our board of directors are residents or citizens of the United States, (ii) more than 50% of our assets are located in the United States, or (iii) our business is principally administered within the United States.

As of June 30, 2024, approximately 16.7% of our securities were held by persons who were U.S. residents.

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

Our Class A Preferred Shares and our Class B Preferred Shares are entitled to the benefit of a preferential distribution right in the event of a liquidation of the Company, which could cause substantial dilution and have an adverse effect on the value of our ordinary shares. In addition, our Class A Preferred Shares and our Class B Preferred Shares are convertible, in whole or in part, at their holder’s option, into ordinary shares of the Company in accordance with, and subject to the limitations set forth in, our By-laws. Such conversion of our Class A Preferred Shares and our Class B Preferred Shares could result in significant dilution to our shareholders. For more information on our Class A Preferred Shares and our Class B Preferred Shares, see Exhibit 2.3 to this Annual Report, which is incorporated by reference herein.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $0.97 and as high as $47.66 through March 12, 2025. The market price of the ADSs may fluctuate significant in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares.

Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 52.35% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants, or upon the conversion of preferred shares) as of December 31, 2024. In particular, AZ Holdings is our single largest shareholder. As of December 31, 2024, considering the ordinary shares held by AZ Holdings as well as all Class A Preferred Shares, which AZ Holdings has the right to acquire within the next 60 days, AZ Holdings, AZ Holdings beneficially owns approximately 32% of our ordinary shares. As of December 31, 2024, considering the ordinary shares held by AZ Holdings and giving effect to the conversion of all Class A Preferred Shares and Class B Preferred Shares without regarding for when they may first be converted, AZ Holdings would beneficially own approximately 44% of our ordinary shares. As of December 31, 2024, AZ Holdings may exercise voting power with respect to approximately 30% of the voting rights outstanding with respect to our share capital (inclusive of (i) the ordinary shares held by AZ Holdings, and (ii) the voting rights of the Class A Preferred Shares, which vote together with our ordinary shares).

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

Our capital expenditures related to tangible and intangible assets for the years ended December 31, 2022, 2023 and 2024 together amounted to $2.9 million, $1.1 and $3.9 million respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Cellectis’ sites and investments in connection with the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2025 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. For information on the SEC’s website and our website, please refer to “Item 10.H. Documents on Display”.

Business Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells, or UCART, product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

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

Together with our focus on immuno-oncology, we are using our gene-editing technologies to develop gene therapy product candidates for genetic diseases.

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

A key enabler of the allogeneic approach is our gene editing technology, relying on a particular class of proteins derived from transcription activator-like effectors fused to the nuclease domain of a type II restriction endonuclease (TALEN). Gene editing is a type of genetic engineering in which DNA is inserted, deleted, repaired or replaced from a precise location in the genome. The most fundamental challenge of gene editing is the need to specifically and efficiently target a precise DNA sequence within a gene. Our proprietary nuclease-based gene-editing technologies, combined with 25 years of genome engineering experience, allow us to edit any gene with highly precise insertion, deletion, repair and replacement of DNA sequences. Our nucleases, including TALEN, act like DNA scissors to edit genes at precise target sites and allow us to design allogeneic CAR T-cells. Our patented PulseAgile electroporation technology allows us to efficiently deliver our clinical grade nucleases into human cells while preserving cell viability, making it particularly well-suited for a large-scale manufacturing process. We believe these technologies will enable our clinical-grade drug therapeutic products to be manufactured, cryopreserved, stored, distributed broadly and infused into patients in an off-the-shelf approach.

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

Under the License Agreement dated March 8, 2019 between Allogene and us (the “Allogene License Agreement”), Allogene has exclusive rights to pursue development and commercialization of products for a total of fifteen selected targets, including CD70 (targeted by the Allogene’s product candidate named “ALLO-316”), DLL3 (targeted by Allogene’s product candidate named “ALLO-213”) and Claudin 18.2 (targeted by Allogene’s product candidate named “ALLO-182”).

We also have a research collaboration and exclusive worldwide license agreement with Iovance Biotherapeutics, Inc. ("Iovance"), under which Iovance is licensed under our TALEN technology to develop tumor infiltrating lymphocytes (TIL) genetically edited for therapeutic use in several cancer indications.

In addition, under the License, Development and Commercialization Agreement dated March 6, 2019, between Servier and us, and as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier has an exclusive worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A, in the field of anti-tumor adoptive immunotherapy (Allogene’s product candidate developed pursuant to a sublicense by Servier to Allogene). The exclusive rights for the development and commercialization of UCART19 in the United States, European Union and United Kingdom have been sublicensed by Servier to Allogene.

For more information about these licensing relationships, see "Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships."

Historical Overview – Product Candidates Being Developed Pursuant to Licenses

AstraZeneca

Under the AZ JRCA, AZ Ireland has an exclusive right to pursue the development and commercialization of products for a total of up to 10 selected candidate products.

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

In October 2022, Allogene announced the initiation of the pivotal Phase 2 clinical trial of ALPHA2 trial in patients with relapsed or refractory large B-cell lymphoma. Allogene also announced that it was in the process of initiating the EXPAND trial, which is a separate potentially registration trial for ALLO-647—Allogene’s anti-CD52 monoclonal antibody. Allogene has stated that, assuming favorable outcomes and subject to FDA discussions, Allogene plans to seek FDA approval of ALLO-501A and ALLO-647 on the basis of the ALPHA2 trial and the EXPAND companion trial.

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

In November 2024, Allogene announced its decision to discontinue enrollment in its Phase 1b CLL/SLL cohort of the ALPHA2 clinical trial.

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

In October 2024, Allogene announced having received FDA Regenerative Medicine Advanced Therapy (RMAT) designation for ALLO-316.

Allogene - Other Programs

Allogene has additional preclinical programs in its pipeline under license, including ALLO-213, which targets DLL3 for the treatment of small cell lung cancer, and ALLO-182, which targets Claudin 18.2 for the treatment of gastric and pancreatic cancer.

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

In November 2024, we decided to focus our current development efforts on BALLI-01 and NATHALI-01 clinical studies and consequently, to deprioritize the development of our UCART123 Study.

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

As of December 31, 2022 and February 28, 2023, Cellectis owned approximately 49.1% and 48.6%, respectively, of Calyxt’s common stock. On January 13, 2023, Calyxt and Cibus entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus would merge in an all-stock transaction. On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Cibus was reduced to 2.9% as of June 1, 2023, after the closing of the Merger, which resulted in Cellectis losing control of Cibus. Subsequently, Cellectis sold in full its remaining equity in Cibus.

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
•
Continue the research and development of our gene therapy programs.

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers. Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an “off-the-shelf” treatment. Each UCART product candidate is designed to target a selected antigen expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as ALL and NHL.

The following chart highlights our and our licensees' most advanced product candidates in clinical development:

1 Phase 3 may not be required if Phase 2 is registrational.

2 cemacabtagene ansegedleucel has been developed under a collaboration agreement between Servier and Allogene based on exclusive rights granted by Cellectis to Servier, under the Servier License. Servier sublicensed to Allogene exclusive rights to cemacabtagene ansegedleucel in the U.S., EU and UK. The ALPHA3 study targets Large B-Cell Lymphoma (LBCL).

3 ALLO-316 utilizes TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the CD70 target. Allogene holds global development and commercial rights for this investigational candidate.

Definitional key to the above table: ALL. Acute Lymphoblastic Leukemia; NHL. Non-Hodgkin's Lymphoma; RCC. Renal Cell Carcinoma; LBCL. Large B-Cell Lymphoma; NSCLC, Non-Small Cell lung Cancer.

Targeted Indications

r/r Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted incidence rate of ALL in the United States of 1.8 per 100,000 individuals per year, with approximately 6.550 new cases and 1.330 deaths estimated in 2024. The median age at diagnosis for ALL is 17 years with 53% of patients diagnosed at younger than 20 years of age. In contrast, 29.3% of cases are diagnosed at 45 years or older and only 14.1% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

r/r Acute Myeloid Leukemia (AML)

AML is a form of cancer that is characterized by infiltration of the bone marrow, blood, and other tissues by proliferative, clonal, abnormally and/or poorly differentiated cells of the hematopoietic system called blast cells. These cells interfere with normal hematopoiesis, thus contributing to the bone marrow failure which is the most common underlying cause of death. AML is the most common type of acute leukemia in adults with an age-adjusted incidence rate in the United States of 4.1 per 100,000 individuals per year, with approximately 20,800 new cases and 11,200 deaths estimated in 2024. Although it can occur in children and adults, AML is primarily a disease of the elderly. The median age at onset is 69 years and only 14.4% of patients are younger than 45 years of age at diagnosis. While complete response rates can be as high as 80% in patients undergoing initial induction cytotoxic chemotherapy, the majority of AML patients will ultimately be diagnosed with relapsed or refractory disease with a poor prognosis. The outcome in older patients who are unable to receive intensive chemotherapy without unacceptable side effects remains dismal, with a median survival of only 5 to 10 months. CD123 is highly expressed on AML leukemic stem cells and blast cells, as well as in other hematologic malignancies, and constitutes an attractive target for AML.

r/r Non-Hodgkin Lymphoma (NHL)

NHL is a heterogeneous disease resulting from the malignant transformation of lymphocytes with distinctive morphologic, immunophenotypic, genetic, and clinical features. NHL is more common than the other general type of lymphoma, Hodgkin lymphoma (HL). In 2024, there were 80,620 estimated new cases with 20,140 estimated deaths. In 2021, there were an estimated 808,413 people living with NHL in the United States. The median age at onset is 68 years, and only 10.0% of patients are younger than 45 years of age at diagnosis. Many different subtypes of non-Hodgkin’s lymphoma exist. The most common NHL subtypes include diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL).

Renal Cell Carcinoma (RCC)

RCC is the most common subtype of renal cancer. Approximately 81,800 new cases of renal cell carcinoma are estimated to be diagnosed in the United States and 14,890 deaths are estimated in 2023, according to the American Cancer Society. The five-year survival rate for patients with advanced kidney cancer is less than 15%.Systemic therapy (including immunotherapy and molecularly targeted agents), surgery, and radiation therapy all may have a role in the treatment paradigm depending on the extent of disease, sites of involvement, and patient-specific factors. While vascular endothelial growth factor (VEGF)-directed therapies (e.g. sunitinib) represented a first-line standard for over a decade, these therapies have been quickly supplanted by combination therapies incorporating PD-1 immune-checkpoint inhibition as the backbone.The combination of VEGF and immune check-point inhibitors, such as axitinib and pembrolizumab, respectively, is often used in the first line setting and has shown a median progression-free survival of 15.1 months with an ORR of 59.3% and CR rate of 5.8%. Patients who progress on immune checkpoint-based combination therapies can be treated with agents including cabozantinib, lenvatinib with everolimus, tivozanib, belzutifan or other therapies.

r/r Chronic Lymphocytic Leukemia (CLL)

CLL is a hematologic cancer originating from malignant lymphocytes. Within the United States, annually approximately 20,700 new cases of CLL are estimated to be diagnosed with approximately 4,400 deaths estimated to occur according to 2024 figures from the American Cancer Society. Targeted therapy can be used to treat CLL, including treatment with Bruton tyrosine kinase inhibitors (BTKi) or B-cell lymphoma 2 inhibitors (BCL2i). Although such frontline therapies can be effective in achieving a remission, CLL remains incurable, and the disease will likely relapse and require further line(s) of therapy. While recent autologous CD19 CAR T data has been a positive step for patients with R/R CLL, outcomes in CLL following CAR T treatment have yet to meet expectations set in R/R LBCL. We believe that this is likely due in part to T cell dysfunction and the potential for high circulating tumor burden in CLL, making the isolation of functional T cells for autologous CAR T manufacturing difficult.

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

Clinical Development Status

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with r/r ALL. This trial is a dose-escalation and expansion study for UCART22 with 4 separate dose cohorts currently. The primary endpoints are to assess the safety and tolerability of Universal Chimeric Antigen Receptor (UCAR) T-cells targeting CD22 (UCART22) administered to patients with r/r B-ALL and to determine the MTD and/or Recommended Phase 2 Dose (RP2D) of UCART22 in patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). Secondary objectives/endpoints include assessing the efficacy of UCART22 (rate of objective response) in relapsed or refractory B-ALL patients, and minimal residual disease (MRD)+ B-ALL patients; assessment of the duration of response, time to response, progression-free survival, and overall survival, MRD negative rate, and evaluating the pharmacokinetic and pharmacodynamic profile of alemtuzumab. An optimal dose of UCART22 will be recommended for the expansion phase. The clinical study protocol allows for up to 40 patients to enroll in the dose escalation period and 18-53 patients in the dose expansion period of the Phase 1/2 study.

In April 2020 and December 2020, we filed amendments to the protocol of the BALLI-01 Study to open the study to young adults and adolescents and to evaluate the addition of an anti-CD52 antibody (alemtuzumab) to the lymphodepletion regimen with this FCA lymphodepletion regiment compared to the pre-amendment FC lymphodepletion regimen. Alemtuzumab was added to the lymphodepletion regimen to sustain host T-cell and Natural Killer (NK) cell depletion and to promote UCART22 cell expansion and persistence. The anti-CD52 antibody-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART22 in ALL. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. In December 2021, the BALLI-01 Study was approved in France by the French drug agency, the ANSM. In March 2024, the BALLI-01 Study was approved in Spain by the Spanish drug agency, the AEMPS and in Italy by the Italian drug agency, the AIFA.

Cellectis continue to focus on the enrollment of patients in the BALLI-01 Study at the following clinical sites: Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), Hôpital Saint-Louis AP-HP (Paris, France), Hôpital Robert Debré AP-HP (Paris, France), CHU de Nantes (Nantes, France), CHU de Rennes (Rennes, France), Sarah Cannon Research Institute, LLC and TriStar Bone Marrow Transplant, LLC (Nashville, Tennessee), Sarah Cannon Research Institute, LLC and HCA-HealthONE, LLC d/b/a Presbyterian/St. Luke’s Medical

Center (Nashville, Tennessee and Denver, Colorado), Sarah Cannon Research Institute, LLC and St. David’s Healthcare Partnership, L.P., LLP d/b/a St. David’s South Austin Medical Center (Nashville, Tennessee and Austin, Texas), Sarah Cannon Research Institute, LLC and Methodist Healthcare System of San Antonio, Ltd., LLP d/b/a Methodist Hospital (Nashville, Tennessee and San Antonio, Texas), Regents of the University of Colorado for and behalf of the University of Colorado Anschutz medical Campus (Denver, Colorado), Hospices Civils de Lyon (Lyon, France), Roswell Park Cancer Institute Corporation d/b/a Roswell Park Comprehensive Cancer Center (Buffalo, New-York).

As of the date of this Annual Report, Cellectis continue to focus on the enrollment of patients in the BALLI-01 Study with UCART22 product candidate that has been fully manufactured in-house at its facility in Raleigh, North Carolina.

The FDA and the European Commission have granted Orphan Drug Designation (ODD) status to UCART22 for the treatment of ALL and the FDA has granted Rare Pediatric Disease Designation (RPDD) status to UCART22.

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

Clinical Development Status

The NATHALI-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in patients with relapsed or refractory B-Cell Non-Hodgkin's Lymphoma (B-NHL).

Cellectis continue to focus on the enrollment of patients in the NATHALI-01 Study at the following clinical sites: Dana-Farber/Mass General Brigham Cancer Care, Inc (Boston, Massachusetts), and Sarah Cannon Research Institute, LLC and St. David’s Healthcare Partnership, LP., LLP d/b/a St. David’s South Austin Medical Center (Austin, Texas), Rutgers, The State University (Piscataway, New Jersey), Clinica Universidad de Navarra (Pamplona, Spain), Hospices Civils de Lyon (Lyon, France), CHU Montpellier (Montpellier, France), Hôpital Saint Louis (Paris, France), The University of Chicago (Chicago, Illinois), H.U. Virgen del Rocio and Andalusian Public Foundation for Health Research Management in Seville (Seville, Spain) and CHU de Nantes (Nantes, France).

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

In March 2020, we filed an amendment to the protocol of the AMELI-01 Study to evaluate the addition of an anti-CD52 antibody to the lymphodepletion regimen compared to the pre-amendment fludarabine (F)-cyclophosphamide lymphodepletion regimen. An anti-CD52 antibody (alemtuzumab, A)-based lymphodepletion regimen is evaluated in separate cohorts of patients, to guide the future development of UCART123 in AML. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. In 2024, the AMELI-01 Study was open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute Hospital Inc. (Tampa, Florida), Dana Farber/ Partners Cancer Care, Inc (Boston, Massachusetts), Cornell University for and on behalf of its Joan and Sanford I. Weill Medical College and the New York and Presbyterian Hospital (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania), and Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York).

In November 2024, we decided to focus our current development efforts on BALLI-01 and NATHALI-01 Studies and consequently, to deprioritize the development of UCART123 Study.

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

As of the date of this Annual Report, the AMELI-01 Study is deprioritized.

CLLS52 (alemtuzumab) as anti-CD52 monoclonal antibody

Following the execution of the supply agreement we entered into with Genzyme relating to the supply of alemtuzumab, we are implementing the use of alemtuzumab as a Cellectis investigational medicinal product, coded as CLLS52, in the clinical protocols BALLI-01 and NATHALI-01 in the United States and in the relevant European Union member states.

The FDA has granted orphan drug designation to CLLS52 for the treatment of ALL.

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”.

Clinical Findings

In December 2020, Servier published, in the Lancet journal, pooled results of the UCART19 Studies. Between June 2016 and October 2018, seven children and fourteen adults were enrolled in the two studies and received UCART19. Cytokine release syndrome, or CRS, was the most common adverse event and was observed in 19 patients (91%); three (14%) of whom had grade 3 or 4 CRS. Other adverse events were grade 1 or 2 neurotoxicity in eight patients (38%), grade 1 acute skin graft-versus-host disease, or GvHD, in two patients (10%), and grade 4 prolonged cytopenia in six patients (32%). Two treatment-related deaths occurred; one caused by neutropenic sepsis in a patient with concurrent CRS and one from pulmonary hemorrhage in a patient with persistent cytopenia. 14 (67%) of 21 patients had a complete response (CR) or complete response with incomplete (Cri) hematological recovery 28 days after infusion.

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

ALLO-501 and cema-cel (ALLO-501A), for NHL and CLL

ALLO-501 (which we exclusively license to Servier pursuant to the Servier License Agreement, and which has been sublicensed to Allogene by Servier in the United States) is an allogeneic engineered T-cell product intended for the treatment of CD19-expressing hematologic malignancies. On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products, and in May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. Pursuant to this amendment, the licensed territory has putatively been extended to the European Union and the United Kingdom and Allogene has putatively been granted an option to extend its licensed territory to China and Japan subject to certain conditions. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

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

In January 2024, Allogene announced it will focus development of cema-cel (or ALLO-501A), as part of the first line (1L) treatment plan for newly diagnosed and treated LBCL patients who are likely to relapse and need further therapy. Allogene announced it will deprioritize the currently enrolling third line (3L) ALPHA2 and EXPAND trials. Furthermore, Allogene announced a new Phase 1 ALPHA2 cohort of 12 CLL/SLL patients treated with the investigational product cema-cel. In November 2024, Allogene decided to discontinue enrollment in its Phase 1b CLL/SLL cohort of the ALPHA2 clinical trial.

In June 2024, Allogene announced the initiation of the pivotal Phase 2 ALPHA3 trial evaluating the use of cema-cel (or ALLO-501A) as part of the first line (1L) treatment regimen for newly diagnosed LBCL patients who are likely to relapse after standard 1L treatment and need further therapy.

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

In February 2025, Allogene announced the publication of data from its Phase 1 ALPHA and ALPHA2 clinical studies of cema-cel (or ALLO-501A) in relapsed/refractory LBCL as a Rapid Communication in the Journal of Clinical Oncology. As of the data cutoff date (September 26, 2024), 87 heavily pretreated patients with R/R non-Hodgkin lymphoma (NHL) were treated in the ALPHA and ALPHA2 clinical studies between May 2019 and September 2022. In total, 33 CD19 CAR T-naive patients with relapsed or refractory LBCL received cema-cel manufactured with the process selected for use in pivotal studies by Allogene and were the focus of this publication. Allogene reported:

•
Overall Response Rate (ORR) and Complete Response (CR) Rate: ORR and CR rates in the ALPHA and ALPHA2 clinical trials were consistent with those observed with approved autologous CD19 CAR T cell products for patients with relapsed or refractory LBCL after two or more lines of systemic therapy. All treatment regimens studied demonstrated clinical benefit. The selected Phase 2 regimen (fludarabine/cyclophosphamide lymphodepletion with 90 mg of ALLO-647 (FCA90) followed by a single dose of CAR+ cells) yielded the highest ORR and CR of 67% and 58%, respectively.
•
Durability of Response (DOR): Patients who achieved a CR had excellent outcomes with a median duration of response, progression free survival and overall survival of 23.1 months, 24 months, and not reached, respectively. For patients receiving the selected Phase 2 regimen, median duration of response was 23.1 months and median overall survival was not reached.
•
Safety Profile: The overall safety profile, including incidence of cytopenias and infections, was manageable and consistent with that of approved autologous CD19 CAR T-cell therapies. There were no dose-limiting toxicities, graft-versus-host disease, immune effector cell-associated neurotoxicity syndrome, or high-grade cytokine release syndrome. The most common any-grade treatment emergent adverse events (≥25%) were neutropenia (85%), anemia (67%), thrombocytopenia (58%), infusion-related reactions (IRRs; 58%), fatigue (52%), and pyrexia (49%), nausea (39%), lymphopenia (36%), hypotension (36%), peripheral edema (33%), decreased white blood cell count (30%), CMV reactivation (30%), decreased appetite (30%), chills (30%), and hypoxia (27%).
•
Time to Treatment: The median time to start of treatment was two days from study enrollment. In contrast, autologous CAR T-cell products require wait times often longer than 1 month despite incremental advancements in manufacturing and supply chains.

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

In October 2024, Allogene announced that the FDA has granted Regenerative Medicine Advanced Therapy (RMAT) designation to ALLO-316.

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

In November 2024, Allogene presented new data from the Phase 1 TRAVERSE trial in an oral presentation at the 2024 International Kidney Cancer Symposium (IKCS) and a poster session at The Society for Immunotherapy of Cancer's (SITC) Annual Meeting. As of the October 14, 2024 data cutoff, 39 patients had been enrolled in the ongoing Phase 1 trial, of which 26 were confirmed to have CD70 positive RCC and were evaluable for efficacy outcomes. The median time from enrollment to the start of therapy was five days. Data from dose escalation cohorts and ongoing Phase 1b expansion cohort were included in the presentations. The Phase 1b expansion cohort is evaluating safety and efficacy of ALLO-316 at DL2 (80M CAR T-cells) following a standard FC500 (fludarabine (30 mg/m2/day) and cyclophosphamide (500 mg/m2/d) for 3 days) lymphodepletion regimen. The Phase 1b expansion cohort is expected to ultimately include approximately 20 patients. Following a single infusion of ALLO-316 in heavily pretreated patients, the trial demonstrated best Overall Response Rate (ORR) of 50% and Confirmed Response Rate of 33% in those patients with CD70 Tumor Proportion Score (TPS) of ≥50% who received DL2. Patients with a TPS of ≥50% comprise the majority of patients with advanced or metastatic RCC. Of those with a TPS ≥50, 76% (16/21) experienced a reduction in tumor burden. Two of six (33%) patients with high TPS who received the Phase 1b expansion regimen showed durable responses ongoing at ≥4 months.

The most common all-grade adverse events were cytokine release syndrome (CRS) (with only one grade ≥3), fatigue (59%), neutropenia (56%), decreased white blood cell count (54%), anemia (51%) and nausea (51%). Immune effector cell-associated neurotoxicity syndrome (ICANS) was minimal at 8% and no graft-versus-host disease (GvHD) occurred. TEAE included all AEs that started from the first dose date of study drug in each treatment period up to start of another treatment period, death, or the date prior to initiation of another anti-cancer agent, whichever occurred first. Two DLT events of autoimmune hepatitis and cardiogenic shock were reported. Each event occurred in 2 separate participants who received FCA (FC300 plus ALLO-647) lymphodepletion and DL2 of ALLO-316. Three Grade 5 treatment-related adverse events were reported: 1) cardiogenic shock, which was one of the 2 DLT events; 2) sepsis from multi-drug resistant Klebsiella pneumoniae in a participant who received DL4 of ALLO-316. This participant had a prior episode of muscle abscess and bacteremia from the same multi-drug resistant Klebsiella and was receiving anakinra and dexamethasone for hyperinflammation; 3) failure to thrive in a participant 16 months after treatment with ALLO-316. This subject had tumor response of stable disease (SD) at month 12 and no interval scans to evaluate disease status prior to death.

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

The Allogene License Agreement provides for development and sales milestone payments by Allogene in a per target aggregate amount of up to $185.0 million, with aggregate milestone payments received as of the date of this Annual Report of $15.0 million. We are also eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages.

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. In May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. In accordance with this amendment, the licensed territory has been putatively extended to the European Union and the United Kingdom and Allogene has putatively been granted an option to extend its licensed territory to China and Japan subject to certain conditions. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

Research Collaboration and Exclusive License Agreement with Iovance Biotherapeutics

On December 30, 2019, we entered into a research collaboration and exclusive worldwide license agreement with Iovance. Iovance licensed our TALEN technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. The worldwide exclusive license enables Iovance to use our TALEN technology to address multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of this license include development, regulatory and sales milestone payments to us, as well as royalty payments based on net sales of TALEN-modified TIL products.

Collaboration and Investment Agreements with AstraZeneca

On November 1, 2023, Cellectis and AstraZeneca announced that they entered into a Joint Research and Collaboration Agreement, an Initial Investment Agreement and the SIA (as defined below), each as discussed below.

Joint Research and Collaboration Agreement.

On November 1, 2023, we entered into the AZ JRCA. Pursuant to the AZ JRCA, the parties will collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

During the period in which research activities are being conducted, Cellectis grants to AZ Ireland and its affiliates a non-exclusive, royalty-free, sublicensable (under certain conditions) license to certain know-how and patents of Cellectis that are necessary for AZ Ireland to perform its research activities (the “Licensed Technology”).

Cellectis also granted AZ Ireland an exclusive option, on a candidate product by candidate product basis, to receive a worldwide, exclusive, royalty-bearing, sublicensable (under certain conditions) license under the Licensed Technology to exploit (to make, have made, import, use, sell, or offer for sale) the relevant candidate product (any candidate product for which AZ Ireland exercises this option, a “Licensed Product”). AZ Ireland will have the sole right, at its expense, to develop and commercialize the Licensed Products following the exercise of such option, and Cellectis will provide a knowledge transfer of product, technology, and certain manufacturing information necessary to enable AZ Ireland to do the foregoing.

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

In November 2024, we announced that research and development activities have begun for three programs developed under the AZ JRCA: an allogeneic CAR-T for hematological malignancies, an allogeneic CAR-T for solid tumors, and an in vivo gene therapy for a genetic disease.

Initial Investment Agreement

Pursuant to an Initial Investment Agreement dated November 1, 2023 between the Company and AZ Holdings (the "IIA"), AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5.00 per share (the “Initial Investment”). At the time of the closing of the Initial Investment, AZ Holdings owned approximately 22% of the share capital, and 21% of the voting rights of the Company.

Subsequent Investment Agreement

On November 7, 2023, the Company and AZ Holdings entered into the Subsequent Investment Agreement (the "SIA").

Following clearance from the French Ministry of Economy and satisfaction of all other closing conditions, AZ Holdings completed in May 2024 the additional equity investment of $140 million in Cellectis, as previously announced by Cellectis on November 1 and 15, 2023 (the "Subsequent Investment"). Under the SIA, AZ Holdings agreed to make a further equity investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares, in each case at a price of $5.00 per share (the “Additional Investment”). The Additional Investment closed on May 6, 2024.

Until they convert into ordinary shares, the “Class A" Preferred Shares have single voting rights and will not be eligible for double voting right under any circumstances, and the “class B” do not carry voting rights for a period of 74 years, except with respect to any distribution of dividends or reserves. Both class of preferred shares have a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and are convertible at any time, at AstraZeneca's election, into the same number of ordinary shares with the same rights as the outstanding ordinary shares.

As of December 31, 2024, considering the ordinary shares held by AZ Holdings as well as all Class A Preferred Shares, which AZ Holdings has the right to acquire within the next 60 days, AZ Holdings beneficially owns approximately 32% of our ordinary shares. As of December 31, 2024, considering the ordinary shares held by AZ Holdings and giving effect to the conversion of all Class A Preferred Shares and Class B Preferred Shares without regarding for when they may first be converted, AZ Holdings would beneficially own approximately 44% of our ordinary shares. As of December 31, 2024, AZ Holdings may exercise voting power with respect to approximately 30% of the voting rights outstanding with respect to our share capital (inclusive of (i) the ordinary shares held by AZ Holdings and (i) the voting rights of the Class A Preferred Shares, which vote together with our ordinary shares).

Pursuant to the SIA and implemented by the Company's shareholders decision dated December 22, 2023, Mr. Marc Dunoyer and Mr. Tyrell Rivers serve on the Company's board of directors as members designated by AZ Holdings. AZ Holdings shall remain entitled to designate two members of the Board for so long as it holds 40% Of the shares and voting rights of the Company and one member of the Board for so long as it holds 20% of the shares and voting rights of the Company. Further, pursuant to the SIA, for so long as AZ Holdings holds 20% of the shares and voting rights of the Company, certain business decisions are subject to AZ Holdings’ approval, including, in particular, the winding up of any company of the Cellectis group, the issuance of securities senior to or pari passu with the convertible preferred shares, the issuance of any shares of stock without offering AZ Holdings the option to purchase its pro rata share of such securities (subject to customary exceptions, including issuances under employee equity incentive plans), the declaration or payment of dividends, the prepayment of indebtedness before due, and any disposition of any material assets concerning gene editing tools or manufacturing facilities and any sale, assignment, licensing, encumbering or other disposition of certain material IP rights.

Pursuant to the SIA and the IIA, the Company granted certain registration rights to AZ Holdings, including agreeing to register the resale of any shares acquired by AZ Holdings pursuant to the Initial Investment and the Additional Investment. AZ Holdings’ registration rights include demand rights, including with respect to up to two underwritten offerings in any calendar year, as well as customary piggyback rights, in each case subject to customary suspension and cut-back provisions.

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

T-cells and T-cell Receptors (TCRs)

T-cells are a class of white blood cells that carry a specific TCR at their surface that allows them to recognize and kill other cells that express antigens foreign to the individual. Normal cells express a set of specific molecules, called human leukocyte antigen, or HLA, at their surface. HLA is associated with small fragments, or peptides of the proteins expressed by the cell or processed from the extracellular body fluids. Fragments of abnormal or foreign proteins (viruses, for example) can attach to HLAs, be presented at the cell’s surface, be recognized by T-cells through these HLA-peptide complexes and identified as foreign antigens. This recognition triggers the activation of the T-cells, which destroy the foreign HLA-peptide complex-bearing cell, secrete specific cytokines attracting other immune-competent cells to their location, and start multiplying to establish a full immune response.

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
•
Transmembrane domains that anchor the CAR at the T-cell’s surface relative to the T-cells; and
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

Our allogeneic CAR T-cell therapy approach is based on our technology platform which combines CARs, gene editing tools including TALEN, and PulseAgile, our electroporation device. Our approach aims to deliver off-the-shelf products with the following benefits:

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
•
Improved or novel functionalities. Develop products with new properties, such as becoming, through PD1 or TGFBR2 inactivation, refractory to tumor-deployed T-cell inhibition mechanisms; or such as boosting CAR T-cell activity by controlled expression of immunomodulatory molecules, through targeted gene insertion at specific chosen loci.
•
New strategies to fight against solid tumors. Develop new strategies to enhance killing activity of solid tumors while managing risks of toxicity such as dual CAR T-cells designed to express (i) a constitutive CAR targeting FAP (a critical contributor to immune suppression and T-cell exclusion in most solid tumors) and (ii) a second inducible CAR targeting tumor associated antigen (TAA). CAR FAP engagement in the solid tumor microenvironment induces expression of the TAA-CAR, establishing an AND-gated circuit sensitive to dual antigen sensing and increasing anti-tumor activity.

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
•
Efficiency. A large percentage of cells treated by the nuclease bear the desired genomic modification after treatment is completed. In our routine gene-editing processes, over 80% of the T-cells treated by TALEN to inactivate one gene bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited T-cells.

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

We also capitalized and we continue to capitalize on our strong expertise to develop new gene editing approaches.

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

Gene Editing to Inactivate Genes, such as the TCRα and CD52

We use our PulseAgile electroporation technology to introduce specific mRNA, such as TALEN mRNA, into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

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

The following diagram shows the key stages in our engineering of UCART:

T-CELL
CAR T-CELL
ENGINEERED
CAR T-CELL
Insert
Genetic Material
CAR
T-Cell
CAR
Remove
Genetic Material
+
–
Nuclease
Tumor cell
CD52
TCR
CD22
RQR8
CAR
T-Cell
Gene
inactivation

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

We are investigating the inactivation of the beta2-microglobulin (ß2M) gene to increase persistence of allogeneic cells in this context. ß2M is necessary for presentation of antigens on HLA class I major histocompatibility complex (MHC) to cytotoxic T-cells. Allogeneic TRCαß2M double knock-out CAR T-cells infused into a patient are expected not to be recognized by the patient’s own cytotoxic T-cells and therefore to potentially show prolonged survival after patients’ T-cells recover following lymphodepletion.

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

UCART Manufacturing: How can we turn a procedure into a large-scale widely available drug?

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

The manufacturing process of our allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, allogeneic, engineered CAR T-cells. UCARTs are meant to be readily available CAR T-cells for a large patient population. The specificity of those allogeneic product candidates is that T-cells from healthy donors are genetically edited with our proprietary technology, TALEN, to seek and destroy cancer cells. TALEN-based gene editing is designed to suppress T-cell alloreactivity (and, for certain UCART product candidates, to confer resistance to alemtuzumab to the T-cells). New properties may also be introduced by inserting genes with potential therapeutic benefits at various loci.

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

Towards manufacturing autonomy with two state-of-the-art plants

In order to enhance our manufacturing autonomy, we have established two manufacturing facilities. First, in Raleigh, North Carolina, USA, we have developed an approximately 80,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of clinical and commercial UCART products. The Raleigh facility commenced production of UCART product candidates in 2021. Our product candidates UCART22 and UCART20x22 used respectively in the BALLI-01 and NaThaLi-01 Studies have been manufactured in our Raleigh site. Second, in Paris, France, we have completed construction of an approximately 14,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of certain critical raw and starting material for clinical supply, with the potential to supply such materials for commercial production. The Paris facility commenced production of such raw and starting materials in 2020. We expect to continue to use certain third-parties manufacturers to complement Cellectis’ internal manufacturing facilities.

Raw Materials

We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, biological reagents, medium, serum, buffers —that are necessary to produce our product candidates. We source these materials through service agreements or supply agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, with the completion of our manufacturing facility project in Paris, we expect to become independent for the supply of our most critical raw and starting materials.

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

The most relevant issued patents in our portfolio consist of approximately 78 Cellectis-owned and 13 in-licensed U.S. patents, 57 Cellectis-owned and 5 in-licensed European patents, and 228 Cellectis-owned and 26 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 34 Cellectis-owned and 1 in-licensed U.S. patent applications, 35 Cellectis-owned and 1 in-licensed European patent applications, 126 Cellectis-owned and 7 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 406 owned and in-licensed granted patents, and 204 owned and in-licensed patent applications.

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

For additional information, see “Gene Editing Platform” below.

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “ —Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2025 to 2041. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2025 to 2045. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our and our licensees' most advanced product candidates are summarized below.

Gene Editing Platform

Our UCART product candidates rely upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 220 patents or pending patent applications in various countries, comprising 44 in-licensed and 114 Cellectis owned issued patents among which 32 are US granted patents and 16 European granted patents. Certain of these issued patents and pending patent applications, which expire between 2031 and 2041, cover product claims or process claims relevant to each of our product candidates.

Our gene-editing platform and each of our UCART product candidates benefits from the protections conferred by several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Among our main patents EP2997141, EP3189073, EP3126390 and EP3004349 are under opposition before the European Patent Office.

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

UCART22

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART22 includes pending patent applications from the families WO2018173878 and WO2028278377. We believe these patent applications, which if issued, would expire in 2039, include claim directed to the composition of matter of UCART22, methods of manufacture of UCART22, and methods to use UCART22 in cancer treatment.

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
•
obecabtagene autoleucel (Aucatzyl™) commercialized by Autolus Inc., first approved by the FDA in November 2024 for the treatment of adults with relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL) after two or more prior lines of systemic therapy or after allogeneic stem cell transplantation.

Due to the therapeutic effect of T-cell therapies in clinical trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies, both focused on autologous therapies and allogeneic CAR-T cell approaches. Here, we differentiate ourselves by using our proprietary gene-editing and manufacturing capabilities to add specific features to our T-cell products. Our competitors include:

•
Autologous and Allogeneic CAR T-cell space: Bristol-Myers Squibb, Gilead Sciences Inc., Novartis AG, Johnson & Johnson, Regeneron Pharmaceuticals Inc., Fate Therapeutics Inc., CRISPR Therapeutics Inc., Caribou Biosciences Inc., Takeda Pharmaceutical Company Limited, Mustang Bio, Atara Biotherapeutics Inc., Adaptimmune (in collaboration with Astellas), Poseida Therapeutics Inc. (acquired by F. Hoffman-La Roche AG), Arcellx Inc., Legend Biotech, BioNTech SE, Vor Therapeutics Inc., Autolus Therapeutics plc., Bellicum Pharmaceuticals, Inc., and Celyad S.A.
•
Gene-editing space: CRISPR Therapeutics Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Precision BioSciences, Inc., Sangamo BioSciences Inc., Vertex Therapeutics, Prime Medicine Inc. Verve Therapeutics Inc. and Beam Therapeutics Inc.

We also face competition from non-cell based treatments offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., Novartis AG and F. Hoffman-La Roche AG, amongst others. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharmaceuticals. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

Rare Pediatric Disease Designation

The FDA grants Rare Pediatric Disease Designation (RPDD) for serious and life-threatening diseases that primarily affect individuals from birth to 18 years old and fewer than 200,000 persons in the U.S. Under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” designation may qualify for a pediatric priority review voucher (pPRV) that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The Rare Pediatric Disease Priority Review Voucher program was reauthorized in the Creating Hope Reauthorization Act in December 2020, allowing a product that is designated as a product for a rare pediatric disease prior to October 1, 2024 to be eligible to receive a Priority Review Voucher upon approval of a qualifying NDA or BLA prior to October 1, 2026.

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

These initiatives culminated in the enactment of the Inflation Reduction Act, or IRA, in August 2022, which, among other things, will allow the U.S. Department of Health and Human Services, or HHS, to negotiate the selling price of certain biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source biologics that have been approved for at least 11 years. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price representing a significant discount from average prices to wholesalers and direct purchasers. Also, beginning in October 2023, the law will penalize manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated, and while the impact of the IRA on the biotechnology industry cannot yet be fully determined, it has the potential to be significant. However, recent election results in the U.S. may spark uncertainty for the IRA. Although a full repeal of the IRA may be unlikely due to budgetary impact, the new U.S. administration could change some of the IRA provisions, including Medicare drug price negotiations.

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

EU Pharmaceutical Reform

On April 26, 2023, the European Commission issued its proposal for a revision of several legislative instruments related to medicinal products, including orphan and pediatric products. Amongst other things, the proposal aims to revise, and potentially reduce, the duration of the data and market exclusivity, revise the marketing authorization procedure, broaden the possible post-authorization conditions, extend the reasons for a refusal of a marketing authorization, introduce more restrictive PIP waivers, increase the possible PIP obligations, among other things. Such regulatory proposals could adversely affect the exclusivity period for our products. On April 10, 2024, the European Parliament adopted its position, proposing numerous amendments to the texts presented by the European Commission. The proposed revisions must be adopted by the European Council before they can become law. The proposals may be substantially revised before adoption, and there is no guarantee that they will ultimately be adopted.

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

We currently entrust CMOs, and Cellectis Biologics Inc. for which the status pharmaceutical establishment is not yet required, with the manufacturing of clinical batches for certain product candidates. Import and certification into the European Union will continue to be done via CMOs.

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

Group Structure as of December 31, 2024

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

Financial Overview

The following selected statements of consolidated operations data for the years ended December 31, 2022, 2023 and 2024 and the selected statement of consolidated financial position data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting standards, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 are presented in US dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
	2022		2023		2024
	$ in thousands
Revenues and other income	25,725		9,193		49,217
Operating expenses
Cost of revenue	(1,772)		(737)		-
Research and development expenses	(97,501)		(87,646)		(90,536)
Selling, general and administrative expenses	(17,494)		(16,812)		(19,085)
Other operating income and expenses	1,377		(1,300)		849
Operating income (loss)	(89,666)		(97,302)		(59,554)

Financial gain (loss)	(8,935)	-	(19,163)	-	22,793

Income tax	(87)		(371)		(0)
Income (loss) from continuing operations	(98,688)		(116,835)		(36,761)
Income (loss) from discontinued operations	(15,345)		8,392		-
Net income (loss)	(114,034)		(108,443)		(36,761)
Attributable to shareholders of Cellectis	(106,139)		(101,059)		(36,761)
Attributable to non-controlling interests	(7,894)		(7,384)		-

Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(2.33)		(1.77)		(0.41)
Number of shares used for computing
Basic and diluted (1)	45,547,359		57,012,815		90,566,346
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(98,069)		(93,973)		(33,594)

(1)
See Note 19 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.
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

Statement of Consolidated Financial Position Data

	As of December 31,
	2022	2023	2024
	$ in thousands
Current financial assets and Cash and cash equivalents	97,697	203,815	260,306
Other assets	163,519	130,456	123,238
Total assets	261,216	334,270	383,544
Shareholders' equity	125,941	84,695	131,033
Non current liabilities	72,279	94,431	86,241
Current liabilities	62,996	155,144	166,269
Total shareholders' equity and liabilities	261,216	334,270	383,544

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(106,139)	(101,059)	(36,761)
Adjustment of non-cash stock-based compensation expense from continued operations:
Research and development expenses	4,098	3,952	2,028
Selling, general and administrative expenses	1,945	1,281	1,139
Total non-cash stock-based compensation expense from continued operations	6,043	5,233	3,167
Adjustment of non-cash stock-based compensation expense from discontinued operations	4,132	3,859	0
Non-cash stock-based compensation expense attributable to non controlling interests	(2,105)	(2,006)	0
Adjusted Net Income (Loss) attributable to shareholders of Cellectis *	(98,069)	(93,973)	(33,594)

** Non-IFRS financial measure. See "Note Regarding Use of Non-IFRS Financial Measures" for important information.

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic UCART product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

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

Together with our focus on immuno-oncology, we are developing gene therapy product candidates in other therapeutic indications.

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our former Plants segment is presented as assets held for sale and discontinued operations for the year-end period ended December 31, 2023. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and gene therapy product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of December 31, 2024, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”), initially estimated of up to $410 million and (ii) the License Agreement dated March 8, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) in a per target aggregate amount of up to $185.0 million, with aggregate milestone payments received as of the date of this Annual Report of $15.0 million. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

As of December 31, 2024, we were eligible to receive payments pursuant to the AZ JRCA of an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products covered by the AZ JRCA, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

For the twelve-month period ended December 31, 2024, we mainly derived our Therapeutics revenues from the JRCA with AstraZeneca, and from other license agreements for the use of our gene editing technology.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.” In May 2024, Allogene announced the execution of an amendment and settlement agreement which amended the sublicense agreement between Servier and Allogene on CD19 Products. Pursuant to this amendment, the parties to the to the amendment and settlement agreement putatively extended the licensed territory to the European Union and the United Kingdom and Allogene has putatively been granted an option to extend its licensed territory to China and Japan subject to certain conditions.

In 2024, we were sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at seven (7) sites for the AMELI-01 Study, at sixteen (16) sites for the BALLI-01 Study, and at twelve (12) sites for the NatHaLi-01 Study. For more information, see "Item 4. Information on the Company-B.Business Overview-Our Strategy."

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

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•
progress our clinical studies BALLI-01 and NATHALI-01;
•
continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our gene therapy product candidates;
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

Our consolidated financial statements for 2022, 2023 and 2024 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Collaboration agreements and licenses

We derive substantially all of our therapeutics revenues from milestone payments, services and royalties on licensed technologies and collaboration agreements. For the year ended December 31, 2024, substantially all of our revenues were derived from the AZ JRCA and from other license agreements for the use of our gene editing technology.

All considerations payments for research and development programs are deferred as a contract liability and recognized when the performance obligation is satisfied, as the partner receives the benefits of the services. When a specific research and development program is put on hold, as agreed by our partner as part of a joint executive committee decision, the revenue recognition continues to be deferred until research and development efforts resume. If the joint decision is to abandon the project, deferred revenue is fully recognized.

The triggering event for a milestone payment may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

Research and development costs reimbursements are recognized on a time and material basis over the length of the specific research and development project.

Royalties are based on sales of licensed products or technologies. They are recognized in accordance with the terms of the licensing agreement at the later when (i) the subsequent sale or usage occurs; and (ii) the performance obligation to which the sales-based or usage-based royalties relates has been satisfied..

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

Other Income

Research Tax Credit

The main research tax credit that we benefit from is the Crédit d’Impôt Recherche, or CIR, which is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred and during the next three fiscal years. Any unused portion of the tax credit is then refunded by the French treasury. If a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, such company can request immediate refund of the remaining tax credit, without application of the three-year period. As from January 2021, Cellectis S.A. no longer meets such criteria.

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

Operating Expenses

Our operating expenses consist primarily of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

We engage in substantial research and development efforts to develop innovative CAR T-cell immunotherapy.

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
•
expenses related to several license agreements we have entered into to obtain access to technology that we use in our product development efforts.
•
certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities.

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in research and development expense based on the contribution of each of these departments to research and development activities versus general and administrative activities.

Our research and development efforts are focused on our product candidates (i) UCART123, previously evaluated in the AMELI-01 Study (until November 2024), (ii) UCART22, currently evaluated in the BALLI-01 Study, (ii) UCART20x22, currently evaluated in the NATHALI-01 Study and (iii) other product candidates which are in the pre-clinical development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, finance, legal and human resources functions. Administrative expenses also include facility-related costs and service fees, other professional services and recruiting fees.

We classify personnel and other costs related to information technology, human resources, business development, legal and general management in general and administrative expenses based on the contribution of each of these departments to general and administrative activities versus research and development activities.

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

Financial Gain (Loss)

Financial gain (loss) mainly consists of (i) interest income related to our savings accounts and bank deposits, (ii) exchange gains and losses associated with transactions in foreign currencies, (iii) changes in the fair value of our financial assets and derivative instruments, and (iv) interests associated with lease debts and financial liabilities.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate effective at the period end date. Differences arising on settlement or translation of monetary items are recognized as financial income or expenses in profit or loss.

Critical Accounting Policies and Estimates

Some of the accounting methods and policies used in preparing our financial statements under IFRS Accounting Standards are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are named below. For further details, see Notes to our consolidated financial statements.

•
Revenue Recognition: Collaboration Agreements (Notes 2.6 and 4.1 of the Consolidated Financial Statements)

A significant portion of our revenue relates to collaboration agreements and is recognized over time based on the progress made to complete our performance obligation. We estimate such progress based on research costs incurred in relation to the total budgeted costs for that Research Plan. We use judgment to determine remaining costs to be incurred included in total budgeted costs. We also used judgment to identify performance obligations in accordance with IFRS 15 in those collaboration agreements.

•
Research Tax Credit

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

•
Share-Based Compensation (Note 18 of the Consolidated Financial Statements)

We account for share-based compensation in accordance with IFRS 2 Share-based payment.

We use judgment to determine the fair value of share-based awards at the grant date. Fair value is estimated using the Black-Scholes valuation model for stock options valuation. The determination of the fair value using an option-pricing model is affected by assumptions and variables including the expected term, expected volatility, risk-free interest rates and expected dividends.

If any of the assumptions change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

We use judgment to determine the expected outcome and timing of realization of non-market performance obligations related to free shares awards.

A potential discrepancy between the Company’s estimate and the actual realization of the non-market performance conditions could have a material impact on our Consolidated Financial Statements.

•
Provisions (Note 20 of the Consolidated Financial Statements)

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

•
Valuation of our EIB Warrants (Note 14.1 of the Consolidated Financial Statements)

On December 28, 2022, we entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support our research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provided for funding in three tranches, each associated with the issuance of share subscription warrants to the benefit of the EIB.

At issuance date and at the end of each reporting period, the warrants (including related put and call options) are measured at fair value, with changes in fair value recorded as gains or losses in consolidated our statement of operations in accordance with IFRS 9 and IFRS 13. We use a Longstaff Schwartz model to estimate the fair value of ther EIB warrants which is affected by assumptions and variables including the expected term, the expected volatility, the Company's stock price, risk-free rates, put option cap and expected dividends. Considering the complexity of the valuation model applicable to this instrument, we decided to engage an independent valuation expert to assist us on its valuation.

If any of the assumptions changes significantly, subsequent valuations may differ materially compared with previous valuations.

A.
Operating Results

Preliminary Note Regarding Calyxt

Since June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. As of May 31, 2023, immediately prior the consummation of the Merger, we owned a 48.0% equity interest in Calyxt. This former segment was only related to assets held for sale until May 31, 2023. This segment is presented as assets held for sale and discontinued operations for the year ended December 31, 2023. For more information on our reportable segments, see Note 4.3 to our consolidated financial statements. All tables referring to the years ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
Revenues and other income
Revenues	19,171	755	41,505
Other income	6,553	8,438	7,712
Total revenues and other income	25,725	9,193	49,217
Operating expenses
Cost of revenue	(1,772)	(737)	-
Research and development expenses	(97,501)	(87,646)	(90,536)
Selling, general and administrative expenses	(17,494)	(16,812)	(19,085)
Other operating income (expenses)	1,377	(1,300)	849
Total operating expenses	(115,390)	(106,495)	(108,771)
Operating income (loss)	(89,666)	(97,302)	(59,554)
Financial income	8,880	21,479	44,407
Financial expenses	(17,815)	(40,642)	(21,614)
Net Financial gain (loss)	(8,935)	(19,163)	22,793
Income tax	(87)	(371)	(0)
Income (loss) from continuing operations	(98,688)	(116,835)	(36,761)
Income (loss) from discontinued operations	(15,345)	8,392	-
Net income (loss)	(114,034)	(108,443)	(36,761)
Attributable to shareholders of Cellectis	(106,139)	(101,059)	(36,761)
Attributable to non-controlling interests	(7,894)	(7,384)	-

Revenues

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Collaboration agreements	18,230	0	40,898	100.0%
Other revenues	941	755	608	-19.50%
Revenues	19,171	755	41,505	5397.7%

The increase in revenues of $40.8 million between the years ended December 31, 2023 and 2024 mainly reflects (i) the recognition of $35.5 million recognized in 2024 in connection with our performance obligation rendered pursuant to three Research Plans adopted under the AZ JRCA, and (ii) the recognition of a $5.4 million milestone paid by Servier pursuant to the Servier License Agreement.

The decrease in revenue of $18.4 million or 96.1% between the years ended December 31, 2022 and 2023 mainly reflects (i) the recognition of a $15.8 million milestone from Servier in connection with the first patient dosed in the Allogene ALPHA2 Study in 2022, (ii) the recognition of two milestones under the collaboration and license with Cytovia Therapeutics, Inc. ("Cytovia") for an aggregate of $1.5 million in 2022 and (iii) the recognition of $1.0 million related to the change of control of a licensee pursuant to the terms of its license agreement with Cellectis and the amendment to such license agreement in 2022. Recognition of revenues for the year ended December 31, 2023 is mainly related to research collaboration and exclusive license agreement with Iovance.

Other income

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Research tax credit	6,546	6,582	6,447	-2.0%
Other income	7	1,856	1,265	-31.8%
Other income	6,553	8,438	7,712	-8.6%

The decrease in other income of $0.7 million between the years ended December 31, 2023 and 2024 mainly due to a decrease in a government grant received from Bpifrance ("BPI") under the grant and refundable advance agreement signed with BPI (the "BPI Grant and Advance Agreement") to partially support a R&D program related to Cellectis' UCART20x22 signed in March 2023.

The increase in other income of $1.9 million between the years ended December 31, 2022 and 2023 is mainly related to the BPI Grant and Advance Agreement. This refundable advance is accounted for as a government loan as defined by IAS 20. Because this loan bears a below market interest rate, we measured the fair value of the loan using a market interest rate and recognize as a grant the difference between the cash received and the estimated fair value of the loan. On June 19, 2023 we received a $0.9 million payment from BPI, with a fair value of the loan amounting to $0.4 million, resulting in a grant of $0.5 million. On October 10, 2023, we received an additional payment of $1.9 million, with a fair value of the loan amounting to $1.0 million, resulting in a grant of $0.9 million.We therefore recognized a $1.4 million grant in profit and loss for the year ended December 31, 2023, in addition to the $0.3 million contractual grant, as the subsidized expenses have been incurred and the contractual conditions for obtaining the subsidy have been met.

Cost of revenue.

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Royalty expenses	(1,772)	(737)	-	-100.0%
Cost of revenue	(1,772)	(737)	0	-100.0%

The decrease in cost of revenues between the years ended December 31, 2024 and 2023 is the consequence of the reclassification in R&D expenses of our license-related expenses as a result of a change in business model.

Research and development expenses.

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Personnel expenses	(42,610)	(37,158)	(34,253)	-7.8%
Purchases, external expenses	(37,736)	(32,996)	(36,611)	11.0%
Depreciation and amortization expenses (incl. right of use amortization)	(16,579)	(16,511)	(18,391)	11.4%
Other	(575)	(981)	(1,281)	30.6%
Research and development expenses	(97,501)	(87,646)	(90,536)	3.3%

Starting the year ended December 31, 2024, the license-in costs were presented in research and development expenses.

Between the years ended December 31, 2023 and 2024, research and development expenses increased by $2.9 million mainly due to (i) a $3.6 million increase in purchases and external expenses (from $33.0 million in 2023 to $36.6 million in 2024) primarily related to additional manufacturing activities to support our R&D pipeline and (ii) an increase in depreciation and amortization of $1.9 million mostly related to a license of patents accounted for as intangible asset for $1.2 million. The increase in purchases and external expenses and depreciation and amortization is partly offset by (iii) a decrease in personnel expenses of $2.9 million mainly related to a $1.9 million decrease in stock-based compensation expense. The decrease in stock-based compensation expense is primarily due to the lower fair value of the instruments under vesting in 2024 compared to 2023, as well as higher than expected forfeitures in 2024 due to employee terminations.

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

Selling, general and administrative expenses.

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Personnel expenses	(7,674)	(7,381)	(7,493)	1.5%
Purchases, external expenses	(6,712)	(6,682)	(9,182)	37.4%
Depreciation and amortization expenses (incl. right of use amortization)	(1,887)	(2,012)	(1,483)	-26.3%
Other	(1,221)	(738)	(927)	25.7%
Selling, general and administrative expenses	(17,494)	(16,812)	(19,085)	13.5%

Between the years ended December 31, 2023 and 2024, selling, general and administrative expenses increased by $2.3 million mainly due to a $2.5 million increase in purchases and external expenses (from $6.7 million in 2023 to $9.2 million in 2024) primarily related to legal and finance external support.

Between the years ended December 31, 2022 and 2023, selling, general and administrative expenses decreased by $0.7 million. Personnel expenses decreased by $0.3 million from $7.7 million in 2022 to $7.4 million in 2023 primarily due to a $0.7 million decrease in non-cash stock-based compensation expense mainly consecutive to the probable non achievement of certain performance obligations. Purchases, external expenses, depreciation and amortization expenses and other decreased by $0.4 million (from $9.8 million in 2022 to $9.4 million in 2023) mainly explained by less subcontracting expenses due to reprioritization of activities.

Other operating income and expenses

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Other operating income (expenses)	1,377	(1,300)	849	-165.3%

The decrease in other operating income (expenses) between the years ended December 31, 2023 and 2024 amounted to $2.0 million and is primarily related to non-recurring expenses recorded in 2023 in connection with (i) a research tax credit litigation for which $0.7 million were paid in 2023 and $0.5 million were accrued in 2023 and settled in 2024, and (ii) a commercial litigation accrued in 2023 for $0.5 million and not yet settled as of December 31, 2024.

The increase in other operating expenses between the years ended December 31, 2022 and 2023 amounted to $2.7 million and is mainly related to the recognition of costs related to a commercial litigation for $0.5 million and the unfavorable outcome of the litigation with the French administration which led to the reimbursement of $0.7 million of research tax credit and the provision for risk of $0.5 million related to 2015 and 2016 research tax credit and the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million that was a one-time item recognized in 2022.

Financial income and expenses

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Financial income	8,880	21,479	44,407	106.7%
Financial expenses	(17,815)	(40,642)	(21,614)	-46.8%
Net Financial gain (loss)	(8,935)	(19,163)	22,793	-218.9%

The increase in financial income of $22.9 million between the year periods ended December 31, 2023 and 2024 was mainly attributable to (i) an increase in income from cash, cash equivalents and financial assets of $7.7 million, (ii) a $14.3 million gain in change in fair value of SIA derivative instrument (compared to a loss in 2023, see below), (iii) a $5.7 million gain in change in fair value of European Investment Bank ("EIB") Tranches A and B warrants (compared to a loss in 2023, see below) partially offset by (iv) a decrease in the foreign exchange gain of $4.5 million (from a $17.6 million gain in 2023 to a $13.1 million gain in 2024).

The decrease in financial expenses of $19.0 million between the year period ended December 31, 2023 and 2024 is mainly attributable to (i) a $7.8 million non-recurring financial loss before derecognition of a convertible note issued to us by Cytovia in 2023, (ii) a $7.6 million decrease in foreign exchange loss (from a $13.4 million loss in 2023 to a $5.8 million loss in 2024), (iii) a $5.7 million loss in 2023 related to the change in the fair value of the derivative instrument on the SIA with AstraZeneca (see Note 2.6 of the Consolidated Financial Statements) compared to a gain in 2024, (iv) a $2.4 million loss in 2023 related to the change in the fair value of the EIB Tranche A and Tranche B warrants (see Note 14.1 of the Consolidated Financial Statements) compared to a gain in 2024, (v) a $0.4 million decrease in interest on lease liabilities, partially offset by (vi) an increase in interest on the EIB loan of $2.0 million, and (vii) an $2.3 million increase in the loss related to the change in fair value of our investment in Cibus (Calyxt).

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

The increase in financial expenses of $22.8 million between the years ended December 31, 2022 and 2023 is mainly attributable to the loss in fair value on our retained investment in Cibus since Calyxt's deconsolidation for $5.9 million, the $5.7 million loss in fair value of the derivative instrument on the SIA with AstraZeneca, a $11.9 million increase in foreign exchange loss (from a $1.5 million loss in 2022 to a $13.4 million loss in 2023), a $2.4 million loss on change in fair value of the EIB warrants, an interest expense on EIB loan of $1.5 million, and a BPI research tax credit prefinancing interest expense of $0.4 million, partially offset by a $4.4 million decrease in the financial loss related to Cytovia's receivable ($7.8 million loss in 2023 compared with a $12.1 million loss in 2022) and a $0.4 million decrease of interest expense on lease liabilities.

Income (loss) from discontinued operations

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Income (loss) from discontinued operations	(15,345)	8,392	0	-100.0%

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

Income tax.

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Income tax	(87)	(371)	(0)	-100.0%

The income tax expense of the year ended December 31, 2024 is nil and corresponds to the cumulated current income tax expense of Cellectis Inc. and Cellectis Biologics Inc. for $0.5 million, both entities filing a consolidated tax return , offset by the partial capitalization of deferred tax assets.

The income tax expense of the years ended December 31, 2023 and December 31, 2022 amounting respectively to $0.4 million and $0.1 million corresponds to the cumulated income tax expense of Cellectis Inc. and Cellectis Biologics Inc.

Net Income / loss.

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Net income (loss)	(114,034)	(108,443)	(36,761)	-66.1%

Net income includes net income from discontinued operations.

The decrease in net loss of $71.7 million between the years ended December 31, 2023 and 2024 was mainly due to (i) a $40.0 million increase in revenues and other income, (ii) an increase of net financial gain of $42.0 million, partly offset by (iii) a $6.1 million increase in purchases and other external expenses and (iv) a non-recurring income from discontinued operations of $8.4 million in 2023 related to Calyxt, Inc. our former subsidiary.

The decrease in net loss of $5.6 million between the years ended December 31, 2022 and 2023 was mainly due to (i) a decrease of $1.0 million in cost of revenue, (ii) a decrease of $4.8 million in purchases, external expenses and other, (iii) a decrease of €5.3 million in wages, (iv) a $0.8 million decrease in non-cash stock-based compensation expense and (v) a $23.7 million decrease in net loss of discontinued operations, partially offset by (i) a $16.5 million decrease in revenues and other income, (ii) a $2.7 million decrease of net other operating income, (iii) a $0.3 million increase in social charges on stock option grants expenses, (iv) a $0.3 million increase in income tax expense and (v) an increase of net financial loss of $10.2 million.

Gain/Loss attributable to non-controlling interests.

	For the year ended December 31,			% change
	2022	2023	2024	2024 vs 2023
Gain (loss) attributable to non-controlling interests	(7,894)	(7,384)	0	-100.0%

During the year ended December 31, 2024, no gain or loss attributable to non-controlling interests has been recorded. The decrease in net loss attributable to non-controlling interests of $7.4 million is due to the deconsolidation of Calyxt.

During the year ended December 31, 2023, we recorded $7.4 million in loss attributable to non-controlling interests. The decrease in net loss attributable to non-controlling interests of $0.5 million is mainly due to the deconsolidation of Calyxt on June 1, 2023, partially offset by the increase of Calyxt's net loss over the first five months of 2023 compared to the same period in 2022.

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

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues (including payments of research tax credits), and payments received under collaboration and licensing agreements with Allogene, Servier and AstraZeneca.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of December 31, 2024, we had cash and cash equivalents of $143.3 million and a fix-term deposit (classified as current financial assets) of $115.8 million classified.

Long term restricted cash amounts to $4.6 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $110.8 million as of December 31, 2024. Current financial assets denominated in U.S. dollars amounted to $107.5 million as of December 31, 2024.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2022, 2023 and 2024.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of December 31, 2023 and as of December 31, 2022, are included in the figures presented below.

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
Net cash flows provided by (used in) operating activities	(87,444)	(24,746)	22,989
Net cash flows provided by (used in) investing activities	(2,761)	(15,510)	(102,808)
Net cash flows provided by (used in) financing activities	1,145	82,865	89,113
Total	(89,060)	42,608	9,295
Effect of exchange rate changes on cash	(3,360)	884	(2,752)

With respect to Calyxt, see Note 3 to our consolidated financial statements for more information on our scope of consolidation and non-consolidated entities, and Note 5 to our consolidated financial statements for more information on discontinued operations.

Year Ended December 31, 2024

Our net cash flows provided by operating activities of $23.0 million mainly come from $42.8 million of cash received from our license and collaboration agreements, $57.0 million of cash proceeds upon closing of the Subsequent Investment with AstraZeneca allocated to operating activities (out of a total of $139.8 million net cash proceeds - see Note 2.6 of our Consolidated Financial Statements), $6.4 million of interests received on our financial investments, $1.0 million of government grants received pursuant to the BPI Grant and Advance Agreement, $1.8 million of cash-in from value-added tax reimbursement, and $0.7 million of sublease revenue related to our premises in New York, partially offset by payments to suppliers for $47.0 million, wages, bonuses and social social expenses paid for $39.6 million, and a reimbursement of the fiscal years 2017 and 2018 French research tax credit for $0.7 million pursuant to Paris Administrative Court's decision.

Our net cash flows used in investing activities of $102.8 million were primarily driven by $99.0 million used for purchases of current financial assets (net of maturities), $1.2 millions related to the acquisition of a right to licence certain patents accounted as an intangible asset, $1.7 million of investments in R&D equipment and building fittings under construction in France and $1.0 million in the United States.

Our net cash flows provided by financing activities of $89.2 million were mainly driven by the closing of the SIA with AstraZeneca which resulted in net cash proceeds of $139.8 million cash, of which $57.0 million were recorded as cash-flows from operating activities and $82.8 million as financing activities (see Note 2.6 of the Consolidated Financial Statements), $21.6 million cash received from EIB pursuant to the disbursement of the Tranche B and C, $1.7 million refundable advance and grant received from BPI, partially offset by the payments of lease debts for $11.1 million, the repayment of the “PGE” loans for $5.0 million, and $0.8 million of interest paid on our borrowings.

Year Ended December 31, 2023

Our net cash flows used in operating activities of $24.7 million are mainly due to cash payments from Cellectis to suppliers of $47.7 million, Cellectis’ wages and social expenses paid of $39.7 million and Calyxt’s operating payments of $3.6 million, offset mainly by the $35.7 million of the proceeds from the IIA with AstraZeneca reallocated to the AZ JRCA and therefore classified within operating activities, $25.0 million of upfront payment from the AZ JRCA, $2.0 million of cash-in from licensing revenue of Cellectis, $1.0 million of cash-in on from tax refund related to stock-options and $3.6 million of cash-in from income on financial investments.

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

With cash and cash equivalents of $143.3 million and a fixed-term deposit of $115.8 million as of December 31, 2024, the Company believes such amounts will be sufficient to fund its operations into 2027 and therefore for at least twelve months following the consolidated financial statements’ publication.

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

EIB Finance Contract

On December 28, 2022, we entered into a Finance Contract with the EIB for up to €40.0 million in loans to support research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provided for funding in three tranches as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. References to our subsidiaries exclude Calyxt, Inc.

The disbursement of each Tranche is conditioned upon certain documentary conditions, including the execution of a warrant agreement with respect to the EIB Warrants (as defined below). On March 3, 2023, the Company and the EIB entered into a Subscription Agreement for Warrants to be issued by Cellectis S.A. (the "Warrant Agreement") in satisfaction of the foregoing condition.

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

The EIB Warrants

On March 30, 2023, the Company and EIB entered into the Warrant Agreement, the execution of which was a condition precedent to the Company’s ability to draw amounts under the Finance Contract.

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

Drawdowns under the Finance Contract – Tranches A, B and C

On March 30, 2023, the Company announced the drawdown of the first tranche under the Finance Contract in the amount of €20 million (“Tranche A”), disbursed by the EIB in April 2023.

In connection with the drawdown of Tranche A on March 28, 2023, the Company issued 2,799,188 Tranche A Warrants to the EIB, representing approximately 5.0% of the Company’s outstanding share capital at their issuance date, with an exercise price of €1.92 (corresponding to 99% of the volume-weighted average price of the Company's ordinary shares over the 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche A Warrants). .

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

On January 16, 2024, Cellectis drew down on the second tranche of €15 million under the Finance Contract. In connection with the drawdown of Tranche B, the Company issued 1,460,053 Tranche B Warrants to the EIB, representing approximately 2.0% of the Company's outstanding share capital at their issuance date, with an exercise price of €2.53 (corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants).

Tranche B will mature six years from its disbursement date and will accrue interest at a rate of 7% per annum capitalized annually and payable at maturity.

On December 10, 2024, Cellectis drew down the third tranche of €5 million under the Finance Contract. In connection with the drawdown of Tranche C, the Company issued 66,426 Tranche C Warrants to the EIB, representing approximately 0.6% of the Company's outstanding share capital at their issuance date, with an exercise price of €1.70 (corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche C Warrants).

Tranche C will mature six years from its disbursement date and will accrue interest at a rate of 6% per annum capitalized annually and payable at maturity.

With the drawdown of Tranche C, the Company has drawn the full €40 million available under the Finance Contract. Tranche C is expected to be disbursed by the EIB by December 18, 2024. The Company plans to use the proceeds of Tranche C towards the development of its pipeline of allogeneic CAR T-cell product candidates: UCART22 and UCART20x22.

Follow-on offering

On February 7, 2023, Cellectis launched of a follow-on offering of $22 million of its ADS for which Jefferies LLC and Barclays Capital Inc. acted as joint book-running managers for the Global Offering. Pricing occurred on February 2, 2023, at $2.50 per ADS . Bpifrance Participations, Baillie Gifford & Co. and Long Focus Capital Management LLC, existing shareholders of the Company, were allocated in the aggregate more than half of the ADS sold in the global offering. On February 7, 2023, Cellectis announced the exercise by the underwriters, Jefferies LLC and Barclays Capital Inc., of their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs The total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 with gross proceed of $24.8 million and the aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses of approximately $22.8 million.

ATM Program

On January 4, 2023, we entered into an amendment to the Sales Agreement, dated as of March 29, 2021, with Jefferies LLC with respect to an equity offering program under which we may offer and sell ADS having an aggregate offering price of up to $60.0 million from time to time following January 4, 2023, through Jefferies as our sales agent. As of the date of this Annual Report, we have not sold any ADS under the amended program subsequent to such date. In 2024, Cellectis decided to discontinue the ATM.

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

Pursuant to investment agreements with AstraZeneca and on November 1, 2023, AstraZeneca made an initial equity investment of $80 million in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5.00 per share, and on May 3, 2024, AstraZeneca made an additional equity investment of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares, in each case at a price of $5.00 per share (the “Additional Investment”).

State Guaranteed Loan (“PGE”)

We received the PGE loan on July 2020 of €18.5 million (or $19.2 million using exchange rate as of December 31,2024) of which €8.1 million remains outstanding, from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and BPI. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. See Note 13 to our consolidated financial statements for more information about the amounts outstanding under the PGE loan.

Cellectis’ Contractual Obligations and Commitments

As of December 31, 2024, Cellectis had the following contractual obligations:

As of December 31, 2024	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	51,996	10,557	16,495	12,162	12,782
License and collaboration agreements	1,280	200	400	400	280
Clinical & Research and Development agreements	67	67	-	-	-
IT licensing agreements	1,177	288	889
State Guaranteed loan « PGE »	8,547	4,901	3,646
EIB loan	63,727			32,972	30,755
Bpifrance's advance	5,584			2,994	2,590
Research Tax Credit financings	11,626	11,626	-	-	-
Total contractual obligations	144,004	27,638	21,431	48,528	46,408

Cellectis’ short-term and long-term material requirements are reflected in the table above and mainly relate to:

•
Lease agreements regarding Cellectis’ corporate headquarter in Paris, France, its administrative and research and development facility in New York, New York, and its manufacturing facilities in Paris, France, and Raleigh, North Carolina, as well as leased equipment for $52.0 million, of which $10.6 million are payable in 2025.
•
License and collaboration agreements with third parties that subject the Company to certain fixed license fees, as well as fees based on future events, of which $0.2 million are payable in 2025.
•
IT licensing agreements for $1.2 million, of which $0.3 million are payable in 2025.
•
A State Guaranteed loan “PGE” of $8.5 million, of which $4.9 million is payable in 2025.
•
Research Tax Credit financing of $11.6 million, payable in 2025.
•
A long term loan with the EIB of $63.7 million
•
A long term advance with Bpifrance of $5.6 million

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

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2024, our lease guaranty represents a potential obligation in the amount of $21.4 million over the remaining 13 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend Cibus’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof. Cibus' most recent financial statements included in its quarterly report on Form 10-Q for the quarter ended September 31, 2024 note that there is substantial doubt about Cibus' ability to conteinue as a going concern for at least one year from the date of issuance of those financial statements.

C.
Research and Development, Patents and Licenses, etc.

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2024, we had 180 employees engaged in research and development activities. In the years ended December 31, 2022, 2023 and 2024 we spent $97.5 million, $87.6 million and $90.5 million respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.
Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report:

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	60	Director, Chief Executive Officer and Co-Founder
Adrian Kilcoyne, M.D, MPH	55	Chief Medical Officer
Steven Doares, Ph.D.	65	Senior Vice President of US Manufacturing
Philippe Duchateau, Ph.D.	62	Chief Scientific Officer
Kyung Nam-Wortman	55	Chief Human Resources Officer
Stephan Reynier	55	Chief Regulatory & Pharmaceutical Compliance Officer
David Sourdive, Ph.D.	58	Director, Deputy Chief Executive Officer, Executive Vice President, CMC and Manufacturing
Arthur Stril	36	Chief Financial Officer & Chief Business Officer
Marie-Bleuenn Terrier	43	General Counsel

Non-Employee Directors:
Jean-Pierre Garnier, Ph.D.	77	Chairman of the Board and Director
Laurent Arthaud	62	Director
Pierre Bastid	70	Director
Rainer Boehm	64	Director
Axel-Sven Malkomes	58	Director
Cécile Chartier, Ph.D.	58	Director
Donald A. Bergstrom, Ph.D.	53	Director
Marc Dunoyer	72	Director
Tyrell Rivers, Ph.D.	52	Director

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

Adrian Kilcoyne, M.D., MPH, MBA was appointed Cellectis’ Chief Medical Officer in August 2024. Before joining Cellectis, he served as Chief Medical Officer and Head of Research and Development at Celularity, advancing their oncology allogeneic CAR-T and NK Cell therapy programs. Prior to this, he was Chief Medical Officer at Humanigen. He has held numerous Oncology leadership roles across Research and Development, Medical Affairs, Commercial, Health Economic Outcome Research and Evidence Generation in both large pharmaceutical and biotechnology companies such as AstraZeneca and Celgene. Dr. Kilcoyne graduated from Trinity College, Dublin Medical School. He initially trained in Gynecological Oncology at the Hammersmith Hospital in London and subsequently in Public Health Medicine at Oxford during which time he completed a Master’s in Public Health. Dr. Kilcoyne then trained in pharmaceutical medicine and completed his MBA.

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

Kyung Nam-Wortman, joined Cellectis in November 2020 as Executive Vice President, Chief Human Resources Officer. Before joining Cellectis, Ms. Nam-Wortman was Senior Vice President, Head of Human Resources, Head of Information Technology, Facilities and Internal Communications at Achillion (acquired by Alexion in January 2020) since October 2014. Prior to her tenure at Achillion, Ms. Nam-Wortman was Vice President and Head of Global Talent and Organization Capability at Zoetis, where she supported the spin-off of Pfizer’s animal health business unit through its IPO and was responsible for the stand up of Zoetis’ global talent management function to support the company’s growth worldwide. She also held various human resource leadership roles for Pfizer’s business units, divisions, and functions with regional and global accountabilities. In addition to her experience in biotech/biopharma, Ms. Nam-Wortman has significant experience in the consulting industry focused on strategic and organization change management from Delta Consulting Group and IBM. She received her bachelor’s degree in marketing from New York University Stern School of Business and MS in human resources management and organization development from the New School of Social Research.

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

David Sourdive, Ph.D., is a co-founder of Cellectis and holds the position of Executive Vice President, CMC and Manufacturing since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive is also a member of our board of directors since 2000. Since September 2019, he serves on the board of directors of Exeliom S.A.S., since February 2021, he serves on the board of directors of Cell-Easy S.A.S, from June 2023 he serves on the board of directors of hema.to GmbH, from October 2023, he serves at the board of directors of Aqemia SAS, and from September 2024, he serves on the board of Hephaistos S.A.S. From February 2014 to April 2024, he served on the board of directors of Mediterranean Institute for Life Sciences (MEDILS). From 2021 to December 2023, he served on the board of directors of Mablink S.A.S. From December 2018 to December 2021, he served on the board of directors of Enobraq SAS. From October 2017 to May 2020, Dr. Sourdive served on the Board of Omics SAS. Before his tenure at Cellectis, Dr. Sourdive directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +).

Arthur Stril joined Cellectis in 2018 as Vice President, Corporate Development. He was appointed Chief Business Officer in 2020 and Chief Business Officer and Interim Chief Financial Officer in 2024. He currently serves as Chief Financial Officer and Chief Business Officer since January 2025. Mr. Stril serves on the board of directors of Primera Therapeutics, Inc. since May 2023, serving as a director designated by Cellectis Mr. Stril began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became Head of the Hospital Financing Unit at the French Ministry of Health. Mr. Stril graduated from the École Normale Supérieure, Paris and Cambridge University, and holds a diploma in Immunotherapy from the Université Paris-Descartes. Mr. Stril is also a member of the French Corps des Mines and is a member of the advisory board of Life Science Cares, a not-for profit organisation.

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

Non-employee Directors

Jean-Pierre Garnier, M.D., serves as a member and Chairman of our board of directors since November 2020. Since September 2024, he has served as chairman of the board of directors of BioAge Therapeutics, Inc. From 2019 to 2024, Dr. Garnier has served as director of the board of directors of Carrier Global Corp., a public company. From 2015 to 2022, Dr. Garnier has served as director of the board of directors of Radius Therapuetic, and from 2018 to 2022, he served as Chairman of the board of directors of Carmat, a public company based in France. From 2018 to 2020, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company, sold for $30 billion to Johnson & Johnson. From 2008 to 2010, Dr. Garnier served as Chief Executive Officer of Pierre Fabre, from 2000 to 2008 he served as Chief Executive Officer and Executive Member of the board of directors of GlaxoSmithKline plc, and in 2000, he was Chief Executive Officer of SmithKline Beecham plc. Dr. Garnier has served as board member of Renault S.A., from 2008 to 2016, United Technologies Corporation from 1997 to 2019, and Max Planck Institute from 2013 to 2019. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar. He was recently promoted from Chevalier to Officier de la Légion d’Honneur of France.

Laurent Arthaud serves as a member of our board of directors since 2011. Mr. Arthaud is the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement since 2012. He currently serves on the boards of directors of Kurma Life Sciences, Sparingvision, Aledia, Ribogenics, Inc., Enyo Pharma and Argobio. Mr. Arthaud served at the board of directors of Calyxt from 2020 to May 2023, serving as a director designated by Cellectis. He previously served at the Calyxt’s board of directors from July 2017 to May 2019. He served on the board of directors of Adocia from 2009 to 2022. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique.

Pierre Bastid serves as a member of Cellectis’ board of directors since 2011. Mr. Bastid has 25 years of experience in turning around, developing and running technology businesses in Asia, Europe and the United States. In addition to Cellectis, Mr. Bastid is currently serving as chairman on the board of directors of Carmat S.A., and he serves as the board of directors of DCTV Center New-York, Nepteam S.A.S, and of a series of his owned investment and private equity companies. Mr. Bastid was Chairman of Z Nautic SAS from November 2019 to January 2020, and member of the board of directors of Pharnext S.A.S from 2017 to 2022.

Rainer Boehm serves as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is the founder and owner of Rainer Boehm GmbH and is currently serving on the board of directors of BioCopy AG since February 2020, Berlin Cure AG since January 2022, and Omega Therapeutics since September 2022. From 2018 to 2022, Mr. Boehm served on the board of directors of Nordic Nanoverctor SA, and of Humanigen Inc from 2018 to February 2024. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various senior management roles, after building his career in Marketing & Sales and Medical Affairs. At Novartis, he led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma from 2010 to 2017, as well as ad interim Chief Executive Officer and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.

Donald A. Bergstrom, M.D., Ph.D., serves as a member of our board of directors since 2022, after having served as observer of our board of directors since November 2021. Dr. Bergstrom, currently serves as President, Research and Development at Relay Therapeutics, Inc., a public clinical-stage precision medicines company. Prior to his tenure at Relay Therapeutics, from January 2014 to March 2018, Dr. Bergstrom was Chief Medical Officer at Mersana Therapeutics, where he led the advancement of two products based on Mersana’s proprietary antibody-drug conjugate platform through non-clinical development and into Phase 1 clinical trials. Prior to Mersana, he was Global Head of Translational and Experimental Medicine at Sanofi Oncology. At Sanofi, Dr. Bergstrom held roles of increasing responsibility at Merck Research Laboratories, culminating in his role as Oncology Franchise Lead, Experimental Medicine. From 2021 to June 2024, Dr. Bergstrom has served on the board of directors at Fusion Pharmaceuticals, a public biotechnologies company. Dr. Bergstrom holds an M.D. from the University of Washington, Seattle, and a Ph.D. from the Fred Hutchinson Cancer Research Center, where he also completed his post-doctoral training. He was a resident in clinical pathology at the University of Washington.

Cécile Chartier serves as a member of our board of directors since 2023. Dr Chartier serves as at the Scientific Board of Advisors of CTRL Therapeutics. From 2022 until December 2024, she was Chief Scientific Officer at NextVivo, Inc. Prior to her tenure at NextVivo, Dr. Chartier was Vice President of Research at Iovance Biotherapeutics Inc. from 2017 to 2021 where she led the development of next generation of tumor-infiltrating lymphocytes (TIL) therapies through research to early-stage clinical trials. Prior to her time at Iovance Biotherapeutics, Inc., she spent 12 years at OncoMed Pharmaceuticals, where she served as Senior Director of Target Validation and led multiple antibody therapeutics project teams through Research and Development to IND filing. She also worked at Shering (US Berlex) and Transgene (France), where she focused on gene therapy. Dr. Chartier also founded Chartier Consulting in 2022. Dr Chartier obtained her Ph.D. in molecular biology from the Université Louis Pasteur in Strasbourg, France and completed post-doctoral training at Harvard Medical School.

Marc Dunoyer serves as a member of our board of directors since May 2024. Mr. Dunoyer serves as Chief Executive Officer of Alexion, AstraZeneca Rare Disease, since August 2021. In addition, he currently serves as a member of the board of directors of JCR Pharmaceuticals. Prior to his tenure at Alexion, Mr. Dunoyer previously served as an executive director and Chief Financial Officer of AstraZeneca from 2013, and was Global Head of Rare Diseases at GSK and concurrently chairman of GSK Japan. Mr. Dunoyer holds an MBA from HEC Paris and a Bachelor of Law degree from Paris University.

Axel-Sven Malkomes serves as a member of our board of directors since June 2022. Since November 11, 2024, Mr. Malkomes has served as Chief Financial Officer of CureVac N.V. Prior to his tenure at CureVAc, Mr. Malkomes was Chief Financial Officer at Cardior Pharmaceuticals GmbH, a biopharmaceutical company based in Germany from November 2022. Prior to joining Cardior Pharmaceuticals GmbH, Mr. Malkomes was Chief Financial Officer and Chief Business Officer at Medigene AG until March 31, 2022. Prior to his tenure at Medigene, he served as Vice Chairman and Managing Director of the Life Sciences Practice for Barclays PLC, in Europe.

Tyrell Rivers, PhD, serves as a member of our board of directors since May 2024. Since May 2024, Mr. Rivers has served as Executive Director within AstraZeneca's Corporate Development Group. Prior to this role, Dr. Rivers was at MedImmune Ventures, where he specialized in biotechnology investing, and at Merck & Co., Inc. where he led the technical support for multiple commercial vaccine franchises and subsequently directed global business initiatives for accessing key technologies for research and development. Dr. Rivers currently serves on the board of directors for ADC Therapeutics S.A., Cerapedics, Fuse Biosciences Limited, Nucleus RadioPharma, Inc., Quell Therapeutics, Ltd, and SixPeaks Bio AG. From 2022 to 2024, he served at the board of BioHealth Innovation, from 2021 to 2022, he served at the board of Goldfinch Bio, Inc., from 2022 to 2023, he served at the board of Regio Biosciences, Inc., and from 2018 to 2021, Dr. Rivers served at the board of Viela Bio, Inc. Dr. Rivers earned his BS in Chemical Engineering from the Massachusetts Institute of Technology, a PhD in Chemical Engineering from University of Texas at Austin, and his MBA from the New York University Stern School of Business.

Family Relationships

While there are no family relationships among any of our executive officers or directors, Dr. Choulika and Ms. Terrier are domestic partners.

Contractual Agreements

Pursuant to the SIA and implemented by the Company's shareholders decision on December 22, 2023, Mr. Marc Dunoyer and Mr. Tyrell Rivers serve on the Company's board of directors as members designated by AZ Holdings. AZ Holdings shall remain entitled to designate two members of the Board for as long as it holds 40% of the shares and voting rights of the Company and one member of the Board for so long as it holds 20% of the shares and voting rights of the Company.

B.
Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2024, was $5.5 million. For the year ended December 31, 2024, 1,412,476 stock options with an exercise price of €2.60 per ordinary share, and 205,500 stock options with an exercise price of €2.07 per ordinary share were granted to executive officers as compensation under the 2023 Stock Option Plan, and 100,000 stock options with an exercise price of €1.90 were granted to one of our executive officer under the 2024 Stock Option Plan. The total amount set aside or accrued to provide pension, retirement or similar benefits was $0.4 million for the year ended December 31, 2024.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of- pocket expenses*	Equity awards granted in 2024
A. Choulika	937,539	—	—	350,000 SO
D. Sourdive	593,156	—	—	175,000 SO
J.P. Garnier	—	97,389	9,237	105,416 SO
L. Arthaud	—	—	—	—
P. Bastid	—	97,389	—	—
R. Boehm	—	102,800	—	—
D. Bergstrom	—	97,389	—	—
A-S Malkomes	—	102,800	—	—
C. Chartier	—	97,389	—	—
M. Dunoyer	—	—	—	—
T. Rivers	—	—	—	—

* The conversion rate used is the average rate of the period

Service Agreements

As of December 31, 2024, there were no service agreements between the Company or any of its subsidiaries and any director providing for benefits upon termination of employment.

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

Accordingly, as of the date of this Annual Report, the change of control plan applies with respect to each member of the executive committee of Cellectis: Dr. Choulika (Chief Executive Officer, and Director), Dr. Adrian Kilcoyne (Chief Medical Officer), Dr. Steve Doares (Senior Vice President, US Manufacturing and Site Head), Dr. Phillippe Duchateau (Chief Scientific Officer), Ms. Kyung Nam-Wortman (Executive Vice President, Chief Human Resources Officer), Mr. Stephan Reynier (Chief Regulatory and Compliance Officer), Dr. David Sourdive (Executive Vice President CMC and Manufacturing, and Director), Mr. Arthur Stril (Chief Financial Officer & Chief Business Officer), and Ms. Marie-Bleuenn Terrier (General Counsel). The change of control plan also applies to two of our senior managers.

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

Pursuant to the change of control plan applicable to certain of our senior managers, a severance package shall be paid if, within the 24-month period following a change of control of Cellectis S.A., the following triggering event occurs, without the agreement of such employee: termination (including by non-renewal) of such person’s employment other than for gross misconduct (faute lourde).

Under the change of control plan, the severance package shall be equal to 24 months of compensation increased by an amount equal to 1.5 times the annual performance bonus to which the senior managers or executive officers concerned may be entitled for the year of their departure (or for Dr. Choulika only, two times such target bonus). The US executive officers are also eligible for 12 months medical benefits.

In addition, on May 27, 2024, our board of directors adopted a change of control plan applicable to all the employees of the Group, other than the officers covered by the change of control plans described above (hereinafter referred to as the "2024 employees change of control plan"). Pursuant to this 2024 employees change of control plan, a severance package shall be paid if, within the 12-month period following a change of control of Cellectis S.A., one of the following triggering event occurs, in each case without the agreement of such covered employee:

- for French employees: (i) the notification, in the case of individual dismissal, for economic reasons, or (ii) the first information-consultation meeting of the Comité Social et Economique (or any other similar body) in the event of collective redundancies for economic reasons, and

- for U.S. employees: (i) the termination of such employee's employment by the Company or its affiliates without cause, or (ii) a resignation by such employee for good reason.

Under the 2024 employees change of control plan, the severance package shall be between 3 and 12 months of compensation, according to the job level of the covered employee.

The severance package required under applicable laws and regulations, including the amount negotiated by the Comité Social et Economique (if any) in respect of French employees, will take precedence in the event of any conflict with the Company's plans, provided however such severance package cannot be lower than the severance package determined under the applicable change in control plan established by the Company.

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

Non-employee warrants are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). In general, non-employee warrants (BSA) no longer continue to vest following termination of the office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the applicable equity award grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable equity award grant documentation provide for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

Non-Employee Warrants (BSA)

Non-employee warrants are granted by our board of directors to EIB (pursuant to the terms of the Finance Contract), third-party service providers, consultants and non-employee directors of the Company. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at fair market value and in any case at a price at least equal to five percent (5%) of the volume weighted average price for a company share on the market or markets on which the company shares are listed during the five (5) trading days prior to the date of the grant of said non-employee warrant by the board of directors (rounded up to the next euro cent, if necessary).

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

As of December 31, 2024, 5,189,542 non-employee warrants exercisable for an aggregate of 5,209,875 ordinary shares at a weighted average exercise price of €3.68 per share, were outstanding. As of December 31, 2024, 338,875 of the 5,189,542 warrants are held by certain of our directors and some of our consultants and exercisable for an aggregate of 359,208 ordinary shares, and 4,850,667 of the 5,189,542 warrants are held by the EIB.

Free Shares

Under our 2012, 2013, 2014, 2015, 2018, Second 2018, 2021, 2022, 2023 and 2024 Free Share Plans, or collectively the Free Shares Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2024 Free Share Plan, was adopted by our board of directors on August 6, 2024 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 28, 2024.

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

Pursuant to the shareholders authorization dated June 28, 2024, the maximum aggregate number of ordinary shares, which may be issued is 6,307,288, provided that our board of directors may decide of new grant of free shares only under our current 2024 Free Share Plan and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 6,307,288. As of the date of this Annual Report, 2,314,830 ordinary shares remain available for issuance under the 2024 Free Share Plan and 2024 Stock Option Plan.

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

For the 2021, 2022, 2023 and 2024 Free Share Plans, our shareholders have determined that the vesting period must be at least three years from the date of grant with no holding period applicable, and that the vesting of free shares granted to our corporate officer and members of our executive committee are subject to performance conditions.

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

Stock Options

Under our 2015, 2016, 2017, 2018, 2021, 2022, 2023 and 2024 Stock Options Plans, or collectively the Stock Options Plans, we have granted stock options to certain of our employees, officers and chairman of the board of directors. Our current plan, the 2024 Stock Option Plan, was adopted by our board of directors on August 6, 2024, according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 28, 2024.

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

Pursuant to the shareholders authorization dated June 28, 2024, the maximum aggregate number of ordinary shares, which may be is 6,307,288, provided that our board of directors may decide of new grant of stock options only under our current 2024 Stock Option Plan, and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 6,307,288. Incentive stock options and non-qualified stock options may be granted under the Stock Option Plans, except for the 2021, 2022, 2023 and 2024 Stock Options under which only non-qualified stock options are available. As of the date of this Annual Report 2,314,830 ordinary shares remain available for issuance under the 2024 Stock Option Plan and 2024 Free Share Plan.

For the 2021, 2022, 2023 and 2024 Stock Options Plans, our shareholders have determined that the vesting period must be at least over three years from the date of grant, and that the vesting of stock options granted to our corporate officer and members of our executive committee are subject to performance conditions.

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

During the year ended December 31, 2024:

•
1,682,476 stock options have been granted in January 2024 under the 2023 Stock Option Plan. These stock option have been granted to our executive officers and our chairman. The vesting period of the stock options granted to our executive officers and chairman is over three years and is subject to performance conditions;
•
643,450 stock options have been granted to certain employees in May 2024 under the 2023 Stock Option Plan. The vesting period of the stock options granted to our employees is four years;
•
587,562 stock options have been granted to certain employees and executive officers in June 2024 under the 2023 Stock Option Plan, out of which 225,000 were granted to certain of our executive officers. The vesting period of the stock options granted to our employees is four years, and to our officers is over three years and is subject to performance conditions;
•
100,000 stock options have been granted to one of our executive officer in August 2024 under the 2024 Stock Option Plan and are under a vesting period over three years and is subject to performance conditions;
•
21,000 stock options have been granted to certain of our employees in September 2024 under the 2024 Stock Option Plan and are under a vesting period over four years;
•
19,675 stock options have been granted to certain of our employees in November 2024 under the 2024 Stock Option Plan and are under a vesting period over four years.

Following the issuance on May 3, 2024 of a total of 28,000,000 shares, including 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares to the benefit of AstraZeneca Holdings, and in accordance with the provisions of article L. 228-99 3° of the French commercial code (Code de commerce), our board of directors implemented certain adjustments required to protect interest of the holders of non-employee warrants, stock-options and free shares outstanding as of such date. In particular, in May 2024, our board of directors decided to adjust the rights of the holders of non-employees warrants, stock-options and free shares, who would not have waived their right to such adjustment, with the multiplier 1.06. For the purpose of implementing this adjustment, our board of directors was assisted by an independent expert, who drew the conclusion that it was necessary to adjust the rights of holders of non-employee warrants, stock-options and free shares on the basis of an adjustment ratio set at 1.06x.

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

We currently have eleven directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Pierre Garnier, M.D.	Chairman and Director	2020	2026
André Choulika, Ph.D.	Director and CEO	1999	2027
David Sourdive, Ph.D.	Director and Deputy CEO	2000	2027
Pierre Bastid	Director	2011	2026
Laurent Arthaud	Director	2011	2026
Cécile Chartier	Director	2023	2026
Axel-Sven Malkomes	Director	2022	2025
Rainer Boehm	Director	2017	2026
Donald A. Bergstrom	Director	2022	2025
Marc Dunoyer	Director	2024	2027
Tyrell Rivers, Ph.D.	Director	2024	2027

Pursuant to French regulations, any company having more than 50 employees must, implement a Comité Social et Économique or Social and Economic Committee, which replaces and regroups the former various employee representative bodies, including the Délégation Unique du Personnel initially in place at Cellectis. We proceeded with the re-election, for a two-year term, of this Social and Economic Committee on September 19, 2024.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit and finance committee.

Our board of directors has determined that, applying the applicable rules and regulations of the SEC and the Nasdaq listing standards, all of our directors, except Dr. Choulika, Dr. Sourdive, Mr. Marc Dunoyer and Mr. Tyrell Rivers, qualify as “independent directors”. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

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

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers, as defined in the rules promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), are permitted, pursuant to Nasdaq Listing Rule 5615(a)(3), to follow home country corporate governance practices in lieu of the Nasdaq Listing Rules, with certain exceptions. See "Item 16.G - Corporate Governance" for additional information.

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

with regard to external controls:

•
examine any question relating to the appointment, renewal or dismissal of our statutory auditors and their fees regarding the performance of their work;
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

Environmental and Social Committee. Our environmental and social committee assists our board in reviewing the environmental and social matters within the Company. Currently, our environmental and social committee, which is a subcommittee of the Audit and

Finance Committee, is comprised of three members of the board of directors: Mr. Malkomes, Mr. Bastid and Don Bergstrom. The principal duties and responsibilities of our environmental and social committee include but are not limited to:

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

D.
Employees

As of December 31, 2024, we had 222 employees, 216 of whom were full-time, 53 of whom hold M.D, Ph.D. or Pharm.D. degrees, 180 of whom were engaged in research and development activities and 42 of whom are engaged in business development, commercial, legal, finance, information systems, human resources or administrative support. As of December 31, 2024, 147 of our employees were located in France and 75 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

E.
Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of Actions to Recover Erroneously Awarded Compensation

Because no annual period presented in this Annual Report on Form 20-F is being restated, we are not required to check the box on the cover page hereof regarding the correction of an error to previously issued financial statements. Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 15, 2025 for:

•
each beneficial owner of more than 5% of our outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 15, 2025.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The percentage ownership information shown in the table is based upon 72,093,873 ordinary shares outstanding as of February 15, 2025. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 15, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Our By-Laws provide that all ordinary shares held in registered form (actions nominatives) in the name of the same shareholder for at least two years will be entitled to a double voting right.

The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
AstraZeneca PLC (1)	26,000,000	31.67%
Bpifrance Participations SA (2)	6,913,153	9.59%
Long Focus Capital Management LLC (3)	4,617,293	6,40%
Directors and Executive Officers:
André Choulika, Ph.D. [(4)	2,790,186	3.78%
David Sourdive, Ph.D. (5)	2,069,622	2.83%
Philippe Duchateau, Ph.D. (6)	947,954	1.30%
Marie-Bleuenn Terrier (7)	929,543	1.27%
Stephan Reynier (8)	588,530	*
Adrian Kilcoyne	—	*
Steven Doares (9)	261,710	*
Kyung Nam-Wortman (10)	246,834	*
Arthur Stril (11)	246,952	*
Pierre Bastid (12)	2,032,963	2.81%
Laurent Arthaud	—	*
Rainer Boehm (13)	42,400	*
Jean-Pierre Garnier (14)	159,439	*
Donald A. Bergstrom	—	*
Axel-Sven Malkomes	—	*
Cécile Chartier	—	*
Marc Dunoyer	—	*
Tyrell Rivers	—	*
All directors and executive officers as a group (18 persons)	10,316,133	13.16%

* Represents beneficial ownership of less than one per cent.

(1)
Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on January 1, 2025. Consists of 16,000,000 ordinary shares (corresponding to 16,000,000 voting rights) and 10,000,000 shares of Class A Preferred Shares (corresponding to 16,000,000 voting rights), which are convertible at any time by AZ Holdings and which vote together with the Company's ordinary shares. The address of AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England. As reported on the Schedule 13D filed with the SEC on January 1, 2025, AstraZeneca PLC may be deemed to beneficially own the ordinary shares.
(2)
Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on January 30, 2025. Consists of 6,913,153 ordinary shares (corresponding to 10,292,653 voting rights) beneficially owned by Caisse des Dépôts, which includes 5,873,247 ordinary shares (corresponding to 9,252,747 voting rights) beneficially owned by each of Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A and 1,039,906 ordinary shares (corresponding to 1,039,906 voting rights) beneficially owned by CDC Croissance S.A. Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A.'s address is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Caisse des Dépôts' address is 56, rue de Lille, 75007 Paris, France.
(3)
Amounts beneficially owned were reported pursuant to a Schedule 13G amendment filed with the SEC on February 11, 2025. As reported on the Schedule 13G, Long Focus Capital Master, Ltd. is the beneficial owner of record of 2,510,101 ordinary shares, Condagua, LLC is the beneficial owner of record of 2,107,192 ordinary shares, Long Focus Capital Management, LLC (“LFCM”) and John B. Helmers may be deemed to beneficially own the 2,510,101 ordinary shares held by Long Focus Capital Master, Ltd. and the 2,107,192 ordinary shares held by Condagua, LLC as the SEC registered investment adviser and the principal of LFCM, respectively. A. Glenn Helmers is the beneficial owner of the 2,107,192 ordinary shares held by Condagua, LLC. Long Focus Capital Management LLC, Long Focus Capital Master Ltd. and Condagua LLC’s address is 207 Calle Del Parque, A&M Tower, 8th Floor San Juan, PR 00912.
(4)
Includes 232,323 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 212,000 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 170,343 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 240,065 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 143,100 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 148,400 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 164,300 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 153,912 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 148,400 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, and 122,430 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(5)
Includes 185,863 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 185,500 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 149,050 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 210,058 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 84,800 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 47,223 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 288,041 shares held by Viveoo SARL, and 415,000 shares held by SGBT LUX VIVEOO.
(6)
Includes 139,398 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 159,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in September 2015 governed by the 2015 Stock Option Plan, 127,757 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 180,049 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 31,800 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 37,312 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, and 47,223 ordinary shares that Mr. Duchateau has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(7)
Includes 92,931 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 95,400 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in September 2015 under the 2015 Stock Option Plan, 149,050 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 210,058 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 84,800 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, and 47,223 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(8)
Includes 41,819 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2015 under the 2015 Stock Option Plan, 42,400 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in September 2015 under the 2015 Stock Option Plan, 62,387 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2016 under the 2015 Stock Option Plan, 71,665 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 42,400 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 9,937 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 27,984 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, and 47,223 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(9)
Includes 18,020 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in July 2020 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 14,906 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 20,988 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, and 47,223 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(10)
Includes 21,730 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in November 2020 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 20,988 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, and 47,223 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(11)
Includes 5,300 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan, 15,370 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 3,551 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 59,360 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 20,988 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, and 51,441 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.
(12)
Includes 53,000 ordinary shares that Mr. Bastid has the right to acquire pursuant to non-employee warrants granted in March 2015, 53,000 ordinary shares that Mr. Bastid has the right to acquire pursuant to non-employee warrants granted in September

2015, 42,585 ordinary shares that Mr. Bastid has the right to acquire pursuant to non-employee warrants granted in March 2016, 42,400 ordinary shares that Mr. Bastid has the right to acquire pursuant to non-employee warrants granted in October 2016, 42,400 ordinary shares that Mr. Bastid has the right to acquire pursuant to non-employee warrants granted in October 2017, 55,900 shares personally held and 1,743,678 shares held by Lohas SARL.
(13)
Includes 42,400 ordinary shares that Mr. Boehm has the right to acquire pursuant to non-employee warrants granted in October 2017.
(14)
Includes 28,051 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in April 2021 under the 2018 Stock Option Plan, 41,197 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 53,317 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 36,874 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan.

Voting Rights

A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting rights. Until they convert into ordinary shares, the "class A" convertible preferred shares have single voting rights, and will not be eligible for double voting right under any circumstances, and the "class B" have no voting rights for a period of 74 years, except with respect to any distribution of dividends or reserves. Other than as stated above, none of our principal shareholders has voting rights different than our other shareholders.

Shareholders in the United States

As of June 30, 2024 and December 31, 2024, we estimate that approximately 16.7% and 22.6%, respectively, of our outstanding ordinary shares were held in the United States.

B.
Related Party Transactions

Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

BPI, which is a shareholder of Cellectis, participated in a bank syndicate that granted to Cellectis the PGE loan. During the fiscal years ended 2023 and 2024, we have made payments of $1.6 million in principal each year and respectively $0.2 million and $0.1 million in interest pursuant to the PGE loan. For more information, see “Item 5.B—Liquidity and Capital Resources.”

We entered into a transfer of receivables agreement with BPI, to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, BPI advanced 5,456,000 € over the period from June 15, 2022 to June 15, 2023, with a commitment fee to be charged to Cellectis of 0.40%. The agreement was amended to extend the period to October, 15, 2025.

We entered into a transfer of receivables agreement with BPI, to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, Bpifrance advances 5,284,000 € over the period from July 15, 2023 to October 15, 2025, with a commitment fee to be charged to Cellectis of 0.40%.

We entered into the BPI Grant and Advance Agreement to partially support a R&D program related to Cellectis UCART 20x22 for up to €6.4 million subject to specific conditions. In 2023 and 2024, Cellectis received respectively $3.1 million and $2.7 million pursuant to the BPI Grant and Advance Agreement.

As part of the AZ JRCA with AZ Ireland, twenty five genetic targets have been exclusively reserved for AZ Ireland, from which up to 10 candidate products could be explored for development. AZ Ireland will have an option for a worldwide exclusive license on the candidate products, to be exercised before IND filing. Pursuant to the AZ JRCA, Cellectis’ research costs under the collaboration are funded by AZ Ireland. Cellectis also received upfront payments of $25.0 million in November 2023, and milestone payments in an aggregate amount of $22.0 million in 2024. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships.”

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers and service agreement with Director.

Equity Awards

Since January 1, 2024, we have granted equity awards to certain of our directors and executive officers:

•
On January 25, 2024, we granted 1,682,476 stock options (of which 270,000 stock options were forfeited) to our executive officers and the chairman of our board of directors, with a vesting over three years and subject to performance conditions.
•
On June 26, 2024, we granted 225,000 stock options (of which 20,000 stock options expired) to certain of our executive officers, with a vesting over three years and subject to performance conditions.
•
On August 7, 2024, we granted 100,000 stock options to one of our executive officers, with a vesting over three years and subject to performance conditions.

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

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $5.1 million on December 31, 2024). Moreover, Cellectis company accounts accumulated deficit is $58,2 million as of December 31, 2024 which only corresponds to 2024 net result. During the annual shareholders meeting of June 28, 2024, the shareholders, in accordance with French Law, approved the absorption of $112.9 million of company retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities. Cellectis has never declared or paid any dividends.

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

SIA

On November 14, 2023, AZ Holdings and Cellectis entered into the SIA, under which AZ Holdings made a further investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis : 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares. Until they convert into ordinary shares, the Class A Preferred Shares have single voting rights and will not be eligible for double voting rights under any circumstances, and the Class B Preferred Shares have no voting rights for a period of 74 years, except with respect to any distribution of dividends or reserves. The SIA closed in May 2024.

For more information, see “Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships- Collaboration and Investment Agreements with AstraZeneca.”

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

Directors’ Compensation. The aggregate amount of compensation of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority of the votes cast. In addition, the board of directors may grant exceptional compensation (“rémunérations exceptionnelles”) to a director on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.

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

Although the matter is not free from doubt, it is possible that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and we may be a PFIC for the current taxable year, and potentially future taxable years. PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were a PFIC for the taxable year ended December 31, 2024 or that the IRS will agree with any position we take regarding our PFIC status. If we are a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “— PFIC Considerations” portion, may also be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” it is possible that that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2024 (and that we may be a PFIC for the current or future taxable years). The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

The amount of dividend will include any amounts withheld by the Company in respect of French taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury and the Foreign Tax Credit Regulations (as defined below), French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. holder’s U.S. federal income tax liability. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares.

Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Further, certain Treasury regulations addressing foreign tax credits, or the "Foreign Tax Credit Regulations, " impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. Recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs, including under the Foreign Tax Credit Regulations.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is possible that that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2024 (and that we may be a PFIC for the current or future taxable years).

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

Information with Respect to Foreign Financial Assets

U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the ADSs, with an aggregate value in excess of $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.

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

In particular, the finance bill for 2025 (loi de finances pour 2025) enacted on February, 2025 contains certain measures that affect the French taxation of U.S. holders purchasing, owning and disposing of ordinary shares or ADSs.

This summary does not constitute legal opinion or tax advice. U.S. holders are advised to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or the ADSs in light of their particular circumstances, including the effect of any U.S. federal, state, local or other national tax laws.

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

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC), provided inter alia that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year, are subject in France to a tax on financial transactions, or the TFT, at a rate of 0.3% rate until March 31, 2025, and then at a 0.4% rate as from April 1, 2025 (pursuant to Article 98 of the finance bill for 2025).

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities, and could be amended at any time. Pursuant to the French tax authorities' guidelines BOI-ANNX-000467-23/12/2024 issued on December 23, 2024, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 25% for payment benefitting legal persons who are the beneficial owners and are not tax residents. Such withholding tax may be reduced to 12.8% for dividends benefitting individuals who are the beneficial owners and are not French tax residents. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. The list of non-cooperative State or territory is published by decree and is in principle updated annually. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

Form 5000 and Form 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate. Otherwise, the depository must withhold tax at the full rate of 25% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.

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

U.S. Holders who are individuals may claim a refund from the French tax authorities of the amount of the levy that exceeds the income tax they would have been liable to pay had they been domiciled in France.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with AstraZeneca and with Allogene, in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. The group monitor closely the foreign currency exchange risk and apply appropriate hedging strategy to mitigate the risk. Our exposure to currencies other than the U.S. dollar is negligible.

Our financial condition and results of operations are measured and recorded in the relevant functional currency and then translated into Euros for inclusion in our Consolidated Financial Statements as established in functional currency. For presentation purposes, our Consolidated Financial statements are presented in US dollars. Please refer to the note 2.2 and 2.4 to the Consolidation Financial Statements for more information regarding applicable translation rules.

For the year ended December 31, 2024, our revenues denominated in U.S. dollars are mainly related to AstraZeneca collaboration agreement. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $110.8 million as of December 31, 2024. Current financial assets denominated in U.S. dollars amounted to $107.5 million as of December 31, 2024. For more information, see “Item 5.A—Operating Results.”

The net foreign exchange result for the fiscal year 2024 is a gain of $2.4 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Liquidity risk

As of December 31, 2024, our financial debt primarily consists of lease debts for $42.6 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of the PGE for $8.4 million, the 2021 and 2022 Research Tax Credit financing with BPI for $11.2 million, and a liability related to the EIB loan of $41.6 million. All of those amounts are excluding interest.

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

Depositary Payments for 2024

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

For the year ended December 31, 2024, Citibank, N.A., as Depositary, had made reimbursements to the Company of $462 thousand.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

(a)
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2024. Management’s assessment was based on the framework in “Internal Control – Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG SA, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2024, which is included herein. See paragraph (b) of the present Item 15, below.

Remediation of previously reported material weakness

The management previously reported the existence of a material weakness in internal control over financial reporting for the year-ended December 31, 2023, related to a lack of formality of accounting processes and controls over significant non-routine transactions and a design and operating deficiency associated with a lack of sufficient qualified resources with sufficient technical knowledge to identify and timely resolve complex accounting matters.

In response to the material weakness as reported in the Annual Report 2023 (20-F 2023), the Company’s management implemented the remediation measures as follows :

•
Reinforced our Corporate Finance team with the hiring of experienced experts in IFRS, consolidation, accounting and finance transactions;
•
Updated our policies and procedures and redesigned controls to identify timely the non-recurring and complex transactions and to provide for the prompt engagement of third-party experts - to assist with the evaluation of complex and non-recurring technical accounting matters, and accounting for complex license and collaboration agreements,
•
Updated our procedures and redesigned controls related to derivative instruments,
•
Implemented and tested such control procedures.

As of December 31, 2024, the remediation measures described above have been implemented and we have had sufficient time to validate their operating effectiveness and, as such, the material weakness previously identified in the Company's internal control over financial reporting has been remediated.

(b)
See report of KPMG SA, independent registered public accounting firm, included under “Item 17. Financial Statements” on page F-3.
(c)
No changes in internal controls over financial reporting,except implementation of the remediation explained above, occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young et Autres, or Ernst & Young LLP, has served as our independent registered public accounting firm for 2023 and KPMG SA for 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended
	December 31,
	2023	2024
	($, in thousands)
Audit Fees	825	810
Audit-Related Fees	—	5
Tax Fees	—	—
Other Fees *	198	153
Total	1,022	968

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

*“Other Fees” relate to services provided with respect to our registration statement for Cellectis' ATM programs and offerings.

There were no “Audit Related Fees,” “Tax Fees” either billed or paid during 2023 or 2024.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for selecting, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre- approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2024 were pre-approved by the audit and finance committee.

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

The audit and finance committee has considered the non-audit services provided by KPMG as described above and believes that they are compatible with maintaining KPMG’s independence as our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The terms of office of Ernst & Young et Autres, statutory auditor of the Company since 2012, expired at the end of the Annual Shareholders’ Meeting held as of June 28, 2024. Ernst & Young et Autres’ terms of office could not be legally extended as it reached the maximum legal duration. The report of Ernst & Young et Autres on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles and there were no “disagreements” (as that term is described in Item 16F.(a)(1)(iv) of the Instructions to Form 20-F and the Instructions to Item 16F.) or “reportable events” (as that term is defined in Item 16F.(a)(1)(v) of the Instructions to Form 20-F) during those periods, except as it relates to the identification of a material weakness in internal control over financial reporting as disclosed in Item 15.B of the annual report on Form 20-F filed with the SEC on April 29, 2024.

The selection procedure of the statutory auditor newly appointed by the Annual Shareholders’ Meeting in 2024 was overseen by the audit and finance committee and endorsed by the board of directors. Following the board of directors recommendation, the Annual Shareholders’ Meeting held as of June 28, 2024 appointed KPMG SA as new statutory auditor for a 6-year term, i.e. until the Annual Shareholders’ Meeting to be held in 2030, which will be convened to approve the financial statements for the year 2029.

A copy of Ernst & Young’s letter, dated April 29, 2024, was filed as Exhibit 15.2 to the annual report on Form 20-F filed with the SEC on April 29, 2024.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and/or other disposition of its securities by directors, officers and employees, that it believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable Nasdaq listing standards. A copy of the Company's Insider Trading Compliance Policy is filed with this Annual Report on Form 20-F as Exhibit 11.1. The Company is not subject to the Insider Trading Policy. However, the Company does not trade in its securities if it is in possession of material nonpublic information.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18. Financial Statements

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-67 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1	By-laws (Statuts) of the registrant	20-F			Filed herewith

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith

4.1#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.1.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.1.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.1.4#**	Fourth Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated November 4, 2022	20-F	001-36891	4.1.4	March 14, 2023

4.2#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.3#	Form Change in Control Agreement	20-F	001-36891	4.3	March 14, 2023

4.4	2024 Employees Change of Control Plan, dated May 27, 2024	20-F		Filed herewith

4.5†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.6†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.7†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.8†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.9†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.10†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.11†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.12†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.13†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.14†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.15†#	Second Free Share 2018 Plan	S-8 POS	333-227717	99.3	March 4, 2021

4.16†#	2021 Stock Option Plan	S-8	333-258514	99.1	August 5, 2021

4.17†#	2021 Free Shares Plan	S-8	333-258514	99.2	August 5, 2021

4.18†#	2022 Stock Option Plan	S-8	333-267760	99.1	October 6, 2022

4.19†#	2022 Free Shares Plan	S-8	333-267760	99.2	October 6, 2022

4.20†#	2023 Stock Option Plan	S-8	333-273777	99.1	August 7, 2023

4.21†#	2023 Free Shares Plan	S-8	333-273777	99.2	August 7, 2023

4.22#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 8, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.23#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.24#**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020	20-F	001-36891	4.26.1	March 5, 2020

4.25†#	2024 Stock Options Plan	S-8	333-284301	99.1	January 15, 2025

4.26†#	2024 Free Shares Plan	S-8	333-284301	99.1	January 15, 2025

4.27	[Reserved.]

4.28	[Reserved.]

4.29#	Sales Agreement, dated as of March 29, 2021, by and between Cellectis S.A. and Jefferies LLC	6-K	001-36891	1.1	March 29, 2021

4.29.1#	Amendment No. 1 to the Sales Agreement between Jefferies LLC and Cellectis S.A., dated January 4, 2023	6-K	001-36891	1.2	January 4, 2023

4.30#**	Credit Facility Agreement between the European Investment Bank and Cellectis S.A., dated December 28, 2022	20-F	001-36891	4.26	March 14, 2023

4.31#**	Joint Research and Collaboration Agreement dated November 1, 2023 between Cellectis S.A. and AstraZeneca Ireland Limited	6-K	001-36891	99.1	November 9, 2023

4.32#**	Initial Investment Agreement dated November 1, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A.	6-K	001-36891	99.2	November 9, 2023

4.33#**	Subsequent Investment Agreement dated November 14, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A	6-K	001-36891	99.3	November 9, 2023

4.34#**	Subscription Agreement for Warrants to be issued by Cellectis S.A. dated March 30, 2023				Filed herewith

8.1	List of subsidiaries of the registrant				Filed herewith

11.1	Insider Trading Policy			Filed herewith

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith

15.1	Consent of KPMG SA (PCAOB #1253)				Filed herewith

15.2	Consent of Ernst & Young et Autres (PCAOB # 1704)	Filed herewith

97.1	Compensation Recoupment Policy of Cellectis	Filed herewith

101

The following materials from Cellectis S.A.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Consolidated Financial Position, (ii) the Statements of Consolidated Operations, (iii) the Interim Statements of Consolidated Comprehensive Income (Loss), (iv) the Statements of Consolidated Cash Flows, (v) the Statements of Changes in Consolidated Shareholders’ Equity, and (vi) Notes to the Consolidated Financial Statements.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2022, 2023 and 2024:

Auditor Firm Id: 1253	Auditor Name: KPMG SA	Auditor Location: Paris-La Defense, France
Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cellectis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Cellectis SA and subsidiaries (the Company) as of December 31, 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Identification of performance obligations in the joint research and collaboration agreement

As discussed in Note 2.6 to the consolidated financial statements, on November 1, 2023, the Company and AstraZeneca (AZ) Ireland Limited entered into a Joint Research and Collaboration Agreement (AZ JRCA). Pursuant to the AZ JRCA, the Company and AZ Ireland Limited agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, individually referred to as research plans. The Company considers that it renders two essential and highly inter-related promises under each of the research plans: (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to licenses over the intellectual property created as part of the AZ JRCA. As discussed in Note 4.1 to the consolidated financial statements, the Company concluded that these two promises should be treated as a single performance obligation satisfied over time. For the year ended December 31, 2024, the Company recognized revenue of $41.5 million, of which $35.5 million were derived from the AZ JRCA.

We identified the evaluation of the Company’s identification of the performance obligation as a critical audit matter. Evaluating the Company’s identification of the performance obligation under the AZ JRCA required subjective and complex auditor judgment due to the nature of the promises and the underlying contractual terms and conditions contained in the agreements

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including a control related to the identification of performance obligations. We inspected the AZ JRCA agreements to gain an understanding of the contractual terms and conditions and conducted interviews with the Company’s business development personnel to assess the nature of the promises in the agreements. We evaluated the performance obligation identified by the Company by considering the relevant accounting literature.

We have served as the Company’s auditor since 2024.

Paris La Défense, France

March 13, 2025

KPMG S.A.

Cédric Adens

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cellectis S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Cellectis S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Paris La Défense, France

March 13, 2025

KPMG S.A.

Cédric Adens

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. (the Company) as of December 31, 2023, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.

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

Lille, France

April 29, 2024

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2023	December 31, 2024
ASSETS
Non-current assets
Intangible assets	7	671	1,116
Property, plant and equipment	9	54,681	45,895
Right-of-use assets	8	38,060	29,968
Non-current financial assets	11	7,853	7,521
Other non-current assets	11		11,594
Deferred tax assets	4.5		382
Total non-current assets		101,265	96,476
Current assets
Trade receivables	12.1	569	6,714
Subsidies receivables	12.2	20,900	14,521
Other current assets	12.3	7,722	5,528
Current financial assets	13	67,107	117,055
Cash and cash equivalents	13	136,708	143,251
Total current assets		233,005	287,069
TOTAL ASSETS		334,270	383,544

LIABILITIES
Shareholders’ equity
Share capital	17	4,365	5,889
Premiums related to the share capital	17	522,785	494,288
Currency translation adjustment		(36,690)	(39,537)
Retained earnings (deficit)		(304,707)	(292,846)
Net income (loss)		(101,059)	(36,761)
Total shareholders’ equity - Group Share		84,695	131,033
Total shareholders’ equity		84,695	131,033
Non-current liabilities
Non-current financial liabilities	14	49,125	50,882
Non-current lease debts	14	42,948	34,245
Non-current provisions	20	2,200	1,115
Deferred tax liabilities	4.5	158	0
Total non-current liabilities		94,431	86,241
Current liabilities
Current financial liabilities	14	5,289	16,134
Current lease debts	14	8,502	8,385
Trade payables		19,069	18,664
Deferred income and contract liabilities	16	110,325	112,161
Current provisions	20	1,740	828
Other current liabilities	15	10,219	10,097
Total current liabilities		155,144	166,269
Total liabilities		249,575	252,511
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		334,270	383,544

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except share and per share amounts

		For the year ended December 31,
	Notes	2022	2023	2024

Revenues and other income
Revenues	4.1	19,171	755	41,505
Other income	4.1	6,553	8,438	7,712
Total revenues and other income		25,725	9,193	49,217
Operating expenses
Cost of revenue	4.2	(1,772)	(737)	-
Research and development expenses	4.2	(97,501)	(87,646)	(90,536)
Selling, general and administrative expenses	4.2	(17,494)	(16,812)	(19,085)
Other operating income (expenses)	4.2	1,377	(1,300)	849
Total operating expenses and other operating income		(115,390)	(106,495)	(108,771)
Operating income (loss)		(89,666)	(97,302)	(59,554)
Financial income	4.4	8,880	21,479	44,407
Financial expenses	4.4	(17,815)	(40,642)	(21,614)
Net Financial gain (loss)		(8,935)	(19,163)	22,793
Income tax	4.5	(87)	(371)	(0)
Income (loss) from continuing operations		(98,688)	(116,835)	(36,761)
Income (loss) from discontinued operations	5	(15,345)	8,392	-
Net income (loss)		(114,034)	(108,443)	(36,761)
Attributable to shareholders of Cellectis		(106,139)	(101,059)	(36,761)
Attributable to non-controlling interests		(7,894)	(7,384)	-
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	19
Basic net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(2.33)	(1.77)	(0.41)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(2.33)	(1.77)	(0.41)
Basic net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)		(0.16)	0.28	-
Diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)		(0.16)	0.28	-

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2022	2023	2024

Net income (loss)	(114,034)	(108,443)	(36,761)
Actuarial gains and losses	1,983	597	37
Currency translation adjustment generated by the parent company	-	-	(7,581)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	1,983	597	(7,545)
Currency translation adjustment	(16,770)	2,919	4,734
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(16,770)	2,919	4,734
Other comprehensive income (loss) from discontinued operations	5,831	(1,522)	-
Total Comprehensive income (loss)	(122,989)	(106,449)	(39,572)
Attributable to shareholders of Cellectis	(114,739)	(100,535)	(39,572)
Attributable to non-controlling interests	(8,250)	(5,914)	(0)

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

$ in thousands

We present our consolidated statements of cash flows using the indirect method:

		For the year ended December 31,
	Notes	2022		2023	2024
Cash flows from operating activities
Net income (loss) for the period		(114,034)		(108,443)	(36,761)
Net loss for the period from discontinued operations		(15,345)		8,392	-
Net (loss) income for the period from continuing operations		(98,688)		(116,835)	(36,761)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Intercompany transactions between continuing and discontinued operations (1)		152		-	-
Amortization and depreciation		18,435		18,523	19,846
Net loss (income) on disposals		1,612		0	21
Net financial loss (gain)		8,935		19,163	(22,793)
Income tax		87		371	(539)
Expenses related to share-based payments		6,043		5,233	3,167
Provisions		270		1,352	(1,875)
Other non-cash items		(460)		(1,402)	2,010
Realized foreign exchange gain (loss)		(664)		8	(308)
Operating cash flows before change in working capital		(64,278)		(73,588)	(37,233)
Decrease (increase) in trade receivables and other current assets (2)	12	(3,187)		2,252	52,596
Decrease (increase) in subsidies and tax receivables		(5,806)		(6,238)	(6,734)
(Decrease) increase in trade payables and other current liabilities		3,247		(6,305)	2,055
(Decrease) increase in deferred revenues and contract liabilities		23		59,149	5,748
Change in working capital		(5,723)		48,859	53,665
Interest received		1,158		3,627	6,558
Net cash flows provided by (used in) operating activities of continuing operations		(68,843)		(21,103)	22,989
Net cash flows provided by (used in) operating activities of discontinued operations		(18,601)		(3,644)	-
Net cash flows provided by (used in) operating activities		(87,444)		(24,746)	22,989

Cash flows from investment activities
Acquisition of intangible assets		(10)		-	(1,260)
Calyxt’s cash and cash equivalents disposed of	5	-		(1,642)	-
Acquisition of property, plant and equipment	9	(2,431)		(1,073)	(2,583)
Net change in non-current financial assets	11	126		489	(2)
Sale of current financial assets	13	-		-	63,806
Acquisition of current financial assets	13	-		(13,363)	(162,768)
Net cash flows provided by (used in) investing activities of continuing operations		(2,315)		(15,589)	(102,808)
Net cash flows provided by (used in) investing activities of discontinued operations		(446)		79	-
Cash flows provided by (used in) investment activities		(2,761)		(15,510)	(102,808)

Cash flows from financing activities
Increase in share capital of Cellectis after deduction of transaction costs (2)	17	(569)		67,936	82,822
Increase in borrowings	14	5,750		29,671	23,201
Decrease in borrowings	14	(1,343)		(5,107)	(5,001)
Interest paid on financial debt		(332)		(333)	(847)
Payments on lease debts	14	(11,011)		(11,084)	(11,062)
Net cash flows provided by financing activities of continuing operations		(7,505)		81,084	89,113
Net cash flows provided by (used in) financing activities of discontinued operations		8,650	-	1,781	-
Net cash flows provided by (used in) financing activities		1,145		82,865	89,113
(Decrease) increase in cash and cash equivalents		(89,060)		42,608	9,295

Cash and cash equivalents at the beginning of the year		185,636		93,216	136,708
Effect of exchange rate changes on cash		(3,360)		884	(2,752)
Cash from discontinued operations		3,427		-	-
Cash from continuing operations		89,789		136,708	143,251
Cash and cash equivalents at the end of the period	13	93,216		136,708	143,251

(1)
Net cash flows used in operating activities from continuing and discontinued operations being presented separately, the effect of intercompany transactions between the two categories is presented within the cash flows of each, although these transactions are fully eliminated in the Group’s financial statements

(2)
For the year ended December 31, 2024, the $140.0 million cash received from AstraZeneca related to Cellectis' capital increase is recorded as cash-flows from operating activities for $57.0 million related to the SIA derivative and as cash-flows from financing activities for $82.8 million (after deduction of transactions costs amounting to $0.2 million)– see note 2.6.

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except number of shares

		Share Capital							Equity
	Notes	Number of ordinary shares	Number of preferred shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2022		45,484,310	-	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss		-	-	-	-	-	-	(106,139)	(106,139)	(7,894)	(114,034)
Other comprehensive income (loss)		-	-	-	-	(10,583)	1,983	-	(8,600)	(355)	(8,955)
Total comprehensive income (loss)		-	-	-	-	(10,583)	1,983	(106,139)	(114,739)	(8,250)	(122,989)
Allocation of prior period loss		-	-	-	-	-	(114,197)	114,197	-	-	-
Issuance of Calyxt's common stock and exercise of Calyxt's pre-funded warrants		-	-	-	-	-	1,341	-	1,341	1,392	2,733
Capital Increase of Calyxt		-	-	-	-	-	162	-	162	168	329
Transaction costs related to Calyxt's capital increase		-	-	-	-	-	(104)	-	(104)	(108)	(212)
Transaction costs related to Cellectis' capital increase		-	-	-	(570)	-	-	-	(570)	-	(570)
Transaction with subsidiaries		-	-	-	-	-	2,515	-	2,515	(2,515)	-
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	15	191,658		10	-	-	(10)	-	-	-	-
Non-cash stock-based compensation expense	16	-	-	-	8,071	-	-	-	8,071	2,105	10,175
Other movements	17	-	-	-	(359,076)	-	359,076	-	-	-	-
As of December 31, 2022		45,675,968	-	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941

As of January 1, 2023		45,675,968	-	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Income (loss)		-	-	-	-	-	-	(101,059)	(101,059)	(7,384)	(108,443)
Other comprehensive income (loss)		-	-	-	-	(73)	597	-	524	1,470	1,994
Total comprehensive income (loss)		-	-	-	-	(73)	597	(101,059)	(100,535)	(5,914)	(106,449)
Allocation of prior period loss		-	-	-	-	-	(106,139)	106,139	-	-	-
Capital increase of Cellectis	17	25,907,800	-	1,401	68,584	-	-	-	69,985	-	69,985
Transaction costs related to Cellectis' capital increase	17	-	-	-	(2,049)	-	-	-	(2,049)	-	(2,049)
Operation between shareholders		-	-	-	-	-	343	-	343	(343)	-
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis		167,433	-	9	-	-	-	-	9	-	9
Loss of control over Calyxt	3	-	-	-	-	-	-	-	-	(3,625)	(3,625)
OCI Reclassification pursuant to Calyxt's deconsolidation		-	-	-	-	(8,012)	(10)	-	(8,022)	-	(8,022)
Non-cash stock-based compensation expense	18	-	-	-	7,086	-	-	-	7,086	2,006	9,092
Other movements	17	-	-	-	(133,958)	-	133,868	-	(90)	(97)	(187)
As of December 31, 2023		71,751,201	-	4,365	522,785	(36,690)	(304,707)	(101,059)	84,695	0	84,695

As of January 1, 2024		71,751,201	-	4,365	522,785	(36,690)	(304,707)	(101,059)	84,695	0	84,695
Net Income (loss)		-	-	-	-	-	-	(36,761)	(36,761)	-	(36,761)
Other comprehensive income (loss)		-	-	-	-	(2,848)	37	-	(2,811)	(0)	(2,811)
Total comprehensive income (loss)		-	-	-	-	(2,848)	37	(36,761)	(39,572)	(0)	(39,572)
Allocation of prior period loss (1)	17	-		-	(112,911)	-	11,852	101,059	-	-	-
Capital increase of Cellectis	17	-	28,000,000	1,505	138,495	-	-	-	140,000	-	140,000
Transaction costs related to Cellectis’ capital increase	17	-	-	-	(207)	-	-	-	(207)	-	(207)
Derecognition of AstraZeneca SIA derivative	2.6	-	-	-	(56,970)	-	-	-	(56,970)	-	(56,970)
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	17	342,672	-	19	9	-	(27)	-	0	-	0
Non-cash stock-based compensation expense	18	-	-	-	3,167	-	-	-	3,167	-	3,167
Other movements		-	-	-	(79)	-	-	-	(79)	-	(79)
As of December 31, 2024		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033	0	131,033

The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

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

Together with our focus on immuno-oncology, we are developing gene therapy product candidates in other therapeutic indications.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. (and Calyxt, Inc. until May 31, 2023), as a consolidated group of companies, are sometimes referred to as the “Group.”

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (“Cibus Global”) (the “Merger”). Among other things, as part of the Merger, each share of Calyxt’s common stock, par value $0.0001 per share, existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the agreement and plan of merger (the “Merger Agreement”) for the Merger. Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023.

Note 2. Accounting principles

2.1 Basis of preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2024 were approved by our Board of Directors on March 13, 2025.

Our Consolidated Financial Statements are presented in thousand US Dollars.

The Consolidated Financial Statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS Accounting Standards as endorsed by the European Union.

The Consolidated Financial Statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with IFRS Accounting Standards.

IFRS Accounting Standards include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The significant accounting methods used to prepare the Consolidated Financial Statements are described below.

Application of new or amended standards

The following pronouncements and related amendments have been adopted by us from January 1, 2024 but had no significant impact on the Consolidated Financial Statements:

•
Amendments to IAS 1 regarding the classification of liabilities as current or non-current (issued in November 2022 and effective for the accounting periods as of January 1, 2024)
•
Amendment to IFRS 16 related to lease liabilities in a sale-and-leaseback transaction” (issued in September 2022 and effective for the accounting periods as of January 1, 2024)
•
Amendments to IAS 7 and IFRS 7 regarding the supplier finance arrangements (issued in May 2023 and effective for the accounting periods as of January 1, 2024)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2025, as specified below:

•
Amendments to IAS 21 regarding the lack of exchangeability of foreign currency (issued in August 2023 and effective for the accounting periods as of January 1, 2025)
•
Amendments to IFRS 1 regarding the first-time adoption of International Financial Reporting Standards, to IFRS7 regarding the financial instruments: disclosures and its accompanying guidance on implementing, to IFRS 9 regarding the financial instruments, to IFRS 10 regarding the consolidated financial statements and to IAS 7 regarding the statement of cash flows (issued in July 2024 and effective for the accounting periods as of January1, 2026)
•
IFRS 18 – Presentation and Disclosure in Financial Statements (issued in July 2024 and effective for the accounting periods as of January 1, 2027)
•
IFRS 19 – Subsidiaries without Public Accountability: Disclosures (issued in April 2024 and effective for the accounting periods as of January 1, 2027)
•
Amendments to IFRS 9 and IFRS 7 regarding Contracts Referencing Nature-dependent Electricity (effective for the accounting periods as of January 1, 2026)

The Group has not early adopted any of these pronouncements and amendments and is in progress to assess if any impact.

Going concern

The consolidated financial statements were prepared on a going concern basis.

With cash and cash equivalents of $143.3 million and deposits (including related accrued interests) of $115.8 million as of December 31, 2024, the Company believes its cash and cash equivalents and deposits will be sufficient to fund its operations into 2027 and therefore for at least twelve months following the consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or choose to revise our strategy to extend our cash runway.

2.2 Currency of the financial statements

The Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of the parent company, Cellectis S.A, which is the euro.

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

If the Group loses control of a subsidiary, the subsidiary is deconsolidated as of the date control is lost.

At the date when control is lost, the Group derecognizes the assets and liabilities of the subsidiary and of any non-controlling interests in the former subsidiary at their carrying amounts, and recognizes the fair value of any consideration received from the transaction that resulted in the loss of control and the fair value of any investment retained in the former subsidiary. The Group recognizes any resulting difference as a gain or loss in profit or loss attributable to the parent. The Group also reclassifies to profit or loss, or transfers directly to retained earnings if required by other IFRSs, the amounts recognized in other comprehensive income in relation to the subsidiary.

Investments in associates

Associates are entities in which the Group has significant influence in respect of financial and operating policy decisions, but not control nor joint control.

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

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate effective at the period end date. Differences arising on settlement or translation of monetary items are recognized as financial income or expenses in profit or loss.

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

Foreign currency translation

The assets and liabilities of foreign operations having a functional currency different from the euro (which is the functional curreny of the parent company) are translated into euros at the reporting date exchange rate. The income and expenses of foreign operations are translated into euros using the average exchange rate for the year-to-date period, except if exchange rates or the volume and size of transactions fluctuate significantly.

Gains and losses arising from currency translation are recognized in other comprehensive loss and will be reclassified subsequently to profit or loss when specific conditions are met.

Consolidated financial statements are then converted into U.S. dollars using the same method, i.e. using:

•
the exchange rates at the reporting date for assets and liabilities.
•
the average exchange rate of the year for the statements of operations, statements of comprehensive income (loss) and statements of cash flow, except if exchange rates or the volume and size of transactions fluctuate significantly.
•
The resulting translation adjustments are included in other comprehensive income (loss) among (i) “currency translation adjustment generated by the parent company” which will not be reclassified subsequently to income or loss from continued operations” when they relate to the parent company and (ii) "Currency translation adjustment" which will be reclassified subsequently to profit or loss when specific conditions are met when they relate to other consolidated entities.

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

•
Revenue Recognition: Collaboration Agreements and Licenses (Notes 2.6 and 4.1)
•
Research Tax Credit (Note 4.1)
•
Valuation of our EIB Warrants (Note 14.1)
•
Share-Based Compensation (Note 18)
•
Provisions (Note 20)

2.6 Accounting treatment of significant transactions of the period

We present below the accounting treatment applied in the Consolidated Financial Statements of Cellectis as of and for the years ended December 31, 2023 and December 31, 2024 concerning the collaboration and investment agreements entered into with AstraZeneca Holdings B.V. ("AZ Holdings") and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this section is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca announced that they entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA").

Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). Following the Initial Investment, AZ Holdings owned approximately 22% of the share capital and 21% of the voting rights of the Company.

Following this first equity investment of AZ Holdings on November 14, 2023, Cellectis and AZ Holdings signed the SIA for an additional equity investment of $140 million ("the Subsequent Investment") by AZ Holdings that was subject to the fulfillment of certain closing conditions. The additional investment was made by way of subscription of 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis. This additional investment was completed on May 3, 2024.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted market price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA (see below “Accounting treatment of the Subsequent Investment Agreement”) to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price, i.e. the proceeds. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

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

In accordance with applicable IFRS Accounting Standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA as explained below.

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
•
other customary closing conditions.

As of December 31, 2023 and until the closing of the additional equity investment, the contract met all derivatives criteria and the “fixed for fixed” condition set in IAS 32 for equity classification was not met. The contract was therefore recognized according to the principles of IFRS 9, under which the derivative instrument is recognized at its fair value with any subsequent change of fair value recognized in profit and loss.

This additional investment was completed on May 3, 2024. The cash received has been recognized on the balance sheet, the derivative has been derecognized, and any difference between the cash received and the fair value of the derivative at closing date has been recognized against share premium and share capital.

Valuation of the derivative

On November 14, 2023, the execution of the SIA constituted a commitment by AZ Holdings and did not constitute a firm commitment by Cellectis to deliver the shares, as completion of the transaction remained subject to conditions precedent, including the approval by the Cellectis shareholders general meeting. The shareholders general meeting approved this transaction on December 22, 2023.

Based on these facts, we value the SIA at initial recognition as a put option held by Cellectis with a maturity on the date of the shareholders general meeting. From the date of approval at Cellectis' shareholders general meeting, we value the SIA as a forward sale of new shares, with a maturity on the expected date of completion of the investment. The absence of dividends and the short residual maturity of the forward sale make the two types of instruments economically similar and this distinction has limited impact on the valuation.

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

Given the absence of significant movement in the share price on and after November 14, 2023, we consider that the market was already anticipating this investment on November 14, 2023, and consequently that valuations should not be adjusted for dilutive effects.

As the valuation is based on both observable and unobservable inputs (mainly the probability of investment completion and the expected life of the derivative), this is a level 3 instrument under the IFRS 13 fair value hierarchy.

At initial recognition on November 14, 2023, as of December 31, 2023 and as of May 3, 2024 (i.e. the closing date of the SIA), assumptions used and estimated fair value are as follows:

	As of November 14, 2023	As of December 31, 2023	As of May 3, 2024
Number of shares to be issued	28,000,000	28,000,000	28,000,000
Subscription price (in $)	5.00	5.00	5.00
Expected life of derivative (in years)	0.11	0.25	0.00
Spot share price (in €)	2.33	2.76	2.76
Foreign exchange rate	1.09	1.10	1.07
Risk-free rate at maturity	5.7%	5.5%	n.a.
Volatility	119.6%	n.a.	n.a.
Probability of transaction completion	72.0%	81.0%	100.0%
Fair value in $ thousands	48,365	42,694	56,970

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

The sensitivity of the fair value to the expected life of the derivative at the initial recognition date is not presented, as the estimated term of the derivative at that date corresponds to the date of the Cellectis shareholders' meeting called to authorize the transaction, which was already a fixed and known date.

At initial recognition, the fair-value measurement of the derivative was $48.4 million. The fair value of this instrument was remeasured on December 31, 2023 and on May 3, 2024 and respectively amounts to $42.7 million and $57.0 million. The difference in fair value measurement of 5.7 million between initial recognition and December 31,2023 has been recognized in financial expense in the year ended December 31, 2023. The difference in fair value measurement of $14.3 million between December 31, 2023 and May 3, 2024 has been recognized in financial income in profit and loss in the year ended December 31, 2024. The fair value of the derivative has been fully derecognized in the year ended December 31, 2024. The payment of $57.0 million was recorded on the statement of consolidated cash flows in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products (as defined in the AZ JRCA).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance (see below "Analysis of Cellectis' performance obligations") on a reasonable basis.

On March 4, 2024, AZ Ireland and Cellectis approved the first Research Plan under the AZ JRCA. As a result of this milestone, Cellectis received, pursuant to the AZ JRCA, the corresponding $10 million milestone payment. In December 2024, Cellectis also received an additional $5 million milestone payment related to this first Research Plan.

On September 13, 2024, AZ Ireland and Cellectis approved two additional Research Plans under the AZ JRCA. As a result of these milestones, Cellectis received the corresponding $2 million and $5 million milestone payments.

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option. Both components are essential and highly inter-related.

The combined performance obligation is satisfied over time because, subject to the terms of the AZ JRCA, AZ Ireland has an exclusive right over intellectual property created as part of each Research Plan. As a consequence, Cellectis would not have right over such intellectual property and therefore no alternative use outside of the performance of the Research Plan, and Cellectis has an enforceable right to payment for performance completed to date.

Cellectis’ obligation to generate intellectual property over which AZ Ireland will have exclusive right is limited to the Research Plan activities and there will be no further research activities after completion of each Research Plan. Therefore, the combined performance obligation under a Research Plan is satisfied over the Research Plan term, i.e. over the period during which Cellectis will render the research activities.

Under each Research Plan, we measure the progress of our performance obligations based on research costs incurred in relation to the total costs budgeted for that Research Plan.

We are allocating upfront payments totaling $109.1 million, i.e. the AZ JRCA upfront payment of $25.0 million, the IIA upfront payment of $35.7 million and the initial fair value of the SIA derivative of $48.4 million, to each of the Research Plans on a reasonable basis.

We evaluate the transaction price allocated to each Research Plan at each period-end, including variable elements in the transaction price only if it is highly probable that a significant reversal will not occur, and taking into account the share of upfront payments allocated to each Research Plan. We apply to this total the percentage of completion determined as described above to determine the revenue to be recognized in profit and loss for each Research Plan.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of December 31, 2024, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the twelve-month period ended December 31, 2024 the consolidated group of companies includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

For the twelve-month period ended December 31, 2023 the consolidated group of companies included Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc and Calyxt, Inc. through May 31, 2023, the date of deconsolidation. See Non-consolidated entities below.

Investments in associates

On December 29, 2022, we entered into a Collaboration Agreement with Primera Therapeutics, Inc. (“Primera”) (the “Primera Collaboration Agreement”). Under the Primera Collaboration Agreement, Primera and Cellectis agreed to co-developp a mitochondrial DNA engineering toolbox for therapies to treat mitochondrial diseases.

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

As of December 31, 2024, following Primera’s share capital increase that occurred after May 17, 2023, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss since May 17, 2023 and applying our ownership rate, the value of our investment is immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of December 31, 2024, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

Non-consolidated entities

Calyxt was consolidated until May 31, 2023.

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus Global) (the "Merger"). With Calyxt as the surviving entity, current equity holders of Cibus Global received shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus Global and certain other parties, entered into the Merger Agreement with respect to this Merger. Upon completion of the proposed Merger, Cellectis S.A. was expected to own approximately 2.4% of the equity interests of the merged combined company, resulting in a loss of control by Cellectis over Calyxt.

In this context, since November 23, 2022, and for so long as Cellectis retained control over Calyxt, the assets and liabilities of Calyxt were presented in the financial statements as non-current assets and liabilities held for sale for all periods presented, in accordance with IFRS 5. The statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows reflected the presentation of Calyxt as a discontinued operation for all comparative periods presented.

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

Among other things, as part of the Merger, each share of Calyxt’s common stock existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A Common Stock, without any conversion or exchange thereof, and Calyxt issued 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the Merger Agreement. Cellectis’ equity interest in Cibus was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Cibus.

The Group considered that Cellectis had no longer control of Calyxt as from June 1, 2023. Consequently, Calyxt was deconsolidated on May 31, 2023. Calyxt’s results were included in the Group’s results until May 31, 2023, and continued to be presented as the results of discontinued operations until that date.

On the date of deconsolidation, we derecognized Calyxt’s assets and liabilities and any non-controlling interests in Calyxt at their carrying amount. We recognized the investment retained in Calyxt at its fair value at the date when control was lost. We also reclassified to profit or loss the amounts recognized in other comprehensive income related to Calyxt that should be reclassified according to relevant IFRS Accounting Standards. This reclassification is made at parent entity level and has no impact on the profit from deconsolidation presented below.

On the date of loss of control, the profit from Calyxt’s deconsolidation was as follows:

As of May 31,
2023

Assets held for sale	(19,714)
Liabilities related to assets held for sale	23,592
Non-controlling interests	3,625
Net assets, liabilities and equity derecognized	7,503

Consideration received in cash	-
Fair value of the retained investment	15,097
Consideration received	15,097

Profit from deconsolidation	22,600

Following the deconsolidation of Calyxt, our investment in Calyxt (now known a Cibus, Inc.) was classified as a current financial asset and measured at fair value. Change in fair value is recognized as financial expenses in the statement of consolidated operations.

Non-controlling interests

Non-controlling shareholders held a 52% interest in Calyxt as of May 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards.

On June 1, 2023, as Calyxt was deconsolidated and as a result, we derecognized non-controlling interests in Calyxt.

Since June 1, 2023, there are no longer minority interests as the Group holds a 100% interest in all fully consolidated entities.

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

We have entered into certain research and development collaboration agreements under which each party collaborates to develop certain intellectual property (e.g. product candidates) and the Company offers licensing rights to the technology created during the research phase. Our main collaboration agreements for the years ended December 31, 2022, 2023 and 2024 include only one combined performance obligation consisting of research activities performed by the Group and potential license rights for the customer to exploit the IP created during the collaboration.

The combined performance obligation of our significant collaboration agreements is satisfied over time considering the terms of the agreement provide the customer with an exclusive right over intellectual property created during the research activities. As a consequence, the Group would not have right over such intellectual property and therefore no alternative use outside of the performance of the research activities, and the Group has an enforceable right to payment for performance completed to date.

These collaboration agreements may generate cash flows through non-refundable upfront payments, milestone payments, reimbursements of research and development cost, and royalties.

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

Research and development costs reimbursements are recognized as revenue along with upfront payments over time as described above.

The receipt of milestone payments is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. Such payments are considered variable consideration. We recognize milestone payments when it is highly probable that any revenue recognized will not be subsequently reversed. This includes consideration of whether the performance obligation is achieved and may be delayed until the contingencies associated with the milestone payments are resolved and the co-contracting party has no right to require refund of payment. The triggering event may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

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

Sales of products and services

Revenues on sales of products are recognized at the point in time once the control over the delivered products is transferred to the customer, which is based on shipping terms. Such revenues include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue.

Our sales of product are related to our electroporation solution sent to one of our customers for the use of a specific machine.

We also offer research services, which revenue is recognized over time, as the customer receives the benefits of the services.

Research Tax Credit

The main Research Tax Credit from which we benefit is the Crédit d’Impôt Recherche, or “CIR”, which is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit. As a general principle, such R&D tax credit can be offset against the corporate income tax (“CIT”) due on the profits of the financial year during which the expenses have been incurred and the following three years; any unused portion of the credit is then refunded by the French treasury.

We have concluded that the CIR meets the definition of a government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR income is recognized in the same accounting period as the related eligible R&D expenses are incurred. The CIR income is included in "other income" in our statement of consolidated operations.

Research tax credit is subject to audit of tax authorities. When tax authorities’ payment related to CIR is late, default interests are applied and are recognized in “other income”.

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
From France	19,171	755	41,505
From other European countries	-	-	-
From USA	-	-
Revenues	19,171	755	41,505
Research tax credit subsidy	6,546	6,582	6,447
Other subsidies and other	7	1,856	1,265
Other income	6,553	8,438	7,712
Total revenues and other income	25,725	9,193	49,217

Revenues by nature

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
Collaboration agreements	18,230	-	40,898
Licenses	686	605	503
Products & services	255	150	105
Total revenues	19,171	755	41,505

Revenues of $41.5 million in the year ended December 31, 2024 reflect mainly (i) the $35.5 million recognized in 2024 in connection with our performance obligation rendered under the Research Plans of the AZ JRCA and (ii) the recognition of a $5.4 million milestone payment under the Servier License Agreement in connection with the ALPHA2 clinical trial in CLL, whereas revenues in the year ended December 31, 2023 are mainly related to the Research Collaboration and Exclusive License Agreement entered into between Cellectis and Iovance Biotherapeutics, Inc. on December 30, 2019 as amended (the "Iovance Agreement").

Revenue recognized in respect of each Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.6. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for each Research Plan. We applied a percentage of completion thus obtained to the total transaction price allocated to each Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of December 31, 2024, the transaction price allocated to each Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur, corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to each Research Plan.

The decrease in other income of $0.7 million between the years ended December 31, 2023 and 2024 is mainly due to a decrease in a government grant received from Bpifrance ("BPI") .

For the year ended, December 31, 2024, clients representing more than 10% of the total revenue are Client B with 86%, and Client A with 12%,

4.2 Operating expenses

Accounting policies

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

Details of operating expenses by nature

	For the year ended December 31,
Cost of revenue	2022	2023	2024

Royalty expenses	(1,772)	(737)	-
Cost of revenue	(1,772)	(737)	-

	For the year ended December 31,
Research and development expenses	2022	2023	2024

Wages and salaries	(38,523)	(32,936)	(31,945)
Social charges on stock option grants	10	(270)	(280)
Non-cash stock-based compensation expense	(4,098)	(3,952)	(2,028)
Personnel expenses	(42,610)	(37,158)	(34,253)
Purchases and external expenses	(37,736)	(32,996)	(36,611)
Depreciation and amortization expenses (incl. right of use amortization)	(16,579)	(16,511)	(18,391)
Other	(575)	(981)	(1,281)
Total research and development expenses	(97,501)	(87,646)	(90,536)

	For the year ended December 31,
Selling, general and administrative expenses	2022	2023	2024

Wages and salaries	(5,686)	(5,994)	(6,247)
Social charges on stock option grants	(43)	(106)	(107)
Non-cash stock-based compensation expense	(1,945)	(1,281)	(1,139)
Personnel expenses	(7,674)	(7,381)	(7,493)
Purchases and external expenses	(6,712)	(6,682)	(9,182)
Depreciation and amortization expenses (incl. right of use amortization)	(1,887)	(2,012)	(1,483)
Other	(1,221)	(738)	(927)
Total selling, general and administrative expenses	(17,494)	(16,812)	(19,085)

	For the year ended December 31,
Personnel expenses	2022	2023	2024

Wages and salaries	(44,209)	(38,930)	(38,192)
Social charges on stock option grants	(33)	(376)	(387)
Non-cash stock-based compensation expense	(6,043)	(5,233)	(3,167)
Total personnel expenses	(50,285)	(44,539)	(41,746)

	For the year ended December 31,
	2022	2023	2024

Other operating income (expense)	1,377	(1,300)	849

Following a change in its business model recently, the Group has decided to revise the presentation of the operating expenses in fiscal year 2024 and now present royalty expenses in Research and Development expenses.

Between the years ended December 31, 2023 and 2024, research and development expenses increased by $2.9 million mainly due to (i) a $3.6 million increase in purchases and external expenses (from $33.0 million in 2023 to $ 36.6 million in 2024) primarily related to additional manufacturing activities to support our R&D pipeline, and (ii) an increase in depreciation and amortization of $1.9 million mostly related to a licence of patents accounted for as intangible asset for $1.2 million. The increase in purchases and external expenses and depreciation and amortization is partly offset by (iii) a decrease in personnel expenses of $2.9 million mainly related to a $1.9 million decrease in stock-based compensation expense. The decrease in stock-based compensation expense is primarily due to the lower fair value of the instruments under vesting in 2024 compared to 2023, as well as higher than expected forfeitures in 2024 due to employee terminations.

Selling, general and administrative expenses increased by $2.3 million between the years ended December 31, 2023 and 2024 mainly due to a $2.5 million increase in purchases and external expenses (from $6.7 million in 2023 to $9.2 million in 2024) primarily related to legal and finance external support.

The decrease in other operating income (expenses) between the years ended December 31, 2023 and 2024 amounted to $2.0 million and is primarily related to non-recurring expenses recorded in 2023 in connection with (i) a research tax credit litigation for which $0.7 million were paid in 2023 and $0.5 million were accrued in 2023 and settled in 2024, and (ii) a commercial litigation accrued in 2023 for $0.5 million and not yet settled as of December 31, 2024.

The decrease in total operating expenses of 8.9 million from the year ended December 31, 2022 to the year ended December 31, 2023 resulted primarily from (i) a decrease of $4.8 million in purchases, external expenses and other, due to continuing internalization of manufacturing and quality control activities, (ii) a decrease of $5.3 million in wages due to headcount reduction, (iii) a decrease of $0.8 million in non-cash stock based compensation expense related to the non-achievement of performance targets on one plan and, (iv) a decrease of $1.0 million in cost of revenues due to the diminution of milestones recognized over the period, partially offset by a (i) an increase of other operating expenses of $2.7 million due to the recognition of costs related to a commercial litigation for $0.5 million and the unfavorable outcome of the litigation with the French administration which led to the reimbursement of $0.7 million of research tax credit and the provision for risk of $0.5 million related to 2015 and 2016 research tax credit and the favorable outcome of a claim with the French social tax authorities regarding tax on stock options for $1.0 million that was a one-off recognized in 2022 (ii) a $0.3 million increase in social charges on stock option grants expenses due to additional departures in 2022.

4.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the year-end period ended December 31, 2024, Cellectis’ CODM is composed of:

•
The Chief Executive Officer;
•
The Executive Vice President CMC and Manufacturing;
•
The Senior Vice President of US Manufacturing;
•
The Chief Scientific Officer;
•
The General Counsel;
•
The Chief Financial and Business Officer;
•
The Chief Regulatory & Pharmaceutical Compliance Officer;
•
The Chief Medical Officer; and
•
The Chief Human Resources Officer.

Until May 31, 2023, we viewed our operations and managed our business in two operating and reportable segments that were engaged in the following activities:

•
Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology, and (ii) gene therapy product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.
•
Plants: This segment focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt contemplated delivering its diversified product offerings primarily through its proprietary BioFactory™ production system. This segment corresponded to the activity of Calyxt. As of May 31, 2023, immediately prior the consummation of the Merger, we owned a 48.0% equity interest in Calyxt. This segment is only related to assets held for sale until May 31, 2023. This segment was presented as discontinued operations for the twelve-month periods ended December 31,2022 and 2023.

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment.

4.4 Financial income and expenses

Accounting policies

Financial income and financial expense include, in particular, the following:

•
Interest income from savings accounts and fixed term bank deposits;
•
Interest expense from leases;
•
Foreign exchange gain (loss) from transactions in foreign currencies; and
•
Fair value adjustments related to our financial assets and derivative instruments measured at fair value through profit and loss

Details of financial income and expenses

	For the year ended December 31,
Financial income and expenses	2022	2023	2024

Income from cash, cash equivalents and financial assets	1,120	3,614	11,278
Foreign exchange gains	7,541	17,618	13,079
Gain on fair value measurement	-	245	20,009
Other financial income	219	2	41
Financial income	8,880	21,479	44,407
Interest on financial liabilities	(371)	(2,246)	(4,817)
Foreign exchange losses	(1,481)	(13,402)	(5,754)
Loss on fair value measurement	-	(20,813)	(8,366)
Interest on lease liabilities	(3,416)	(3,061)	(2,636)
Other financial expenses	(12,546)	(1,121)	(41)
Financial expenses	(17,815)	(40,642)	(21,614)
Net financial gain (loss)	(8,935)	(19,163)	22,793

The increase in financial income of $22.9 million between the year ended December 31, 2023 and 2024 is mainly attributable to (i) an increase in income from cash, cash equivalents and financial assets of $7.7 million, (ii) a $14.3 million gain in change in fair value of SIA derivative instrument compared to a loss in 2023, (iii) a $5.7 million gain in change in fair value of European Investment Bank ("EIB") tranche A and B warrants under the financing agreement signed between Cellectis and the EIB on December 28, 2022 (the "EIB Financing Agreement") compared to a loss in 2023, partially offset by a decrease in the foreign exchange gain of $4.5 million (from a $17.6 million gain in 2023 to a $13.1 million gain in 2024).

The decrease in financial expenses of $19.0 million between the year period ended December 31, 2023 and 2024 is mainly attributable to (i) a $7.8 million non-recurring financial loss before derecognition of the Cytovia convertible note in 2023, (ii) a $7.6 million decrease in foreign exchange loss (from a $13.4 million loss in 2023 to a $5.8 million loss in 2024), (iii) a $5.7 million loss in 2023 related to the change in the fair value of the derivative instrument on the Subsequent Investment Agreement with AstraZeneca (see Note 2.6) compared to a gain in 2024, (iv) a $2.4 million loss in 2023 related to the change in the fair value of the EIB Tranche A and Tranche B warrants (see Note 14.1) compared to a gain in 2024; (v) a $0.4 million decrease in interest on lease liabilities, partially offset by (vi) an increase in interest on the EIB loan of $2.0 million, and an $2.3 million increase in the loss related to the change in fair value of our investment in Cibus (Calyxt).

The increase in financial income of $12.6 million between the year ended December 31, 2022 and 2023 was mainly attributable to an increase in gain from our financial investments of $2.5 million and a $0.2 million gain on money market funds fair value measurement, an increase in the foreign exchange gain of $10.1 million (from a $7.5 million gain in 2022 to a $17.6 million gain in 2023, of which $8.0 million are reclassified from other comprehensive income pursuant to Calyxt’s deconsolidation).

The increase in financial expense of $22.8 million between the year period ended December 31, 2022 and 2023 was mainly attributable to the loss in fair value on our retained investment in Cibus since Calyxt's deconsolidation for $5.9 million, the $5.7 million loss in fair value of SIA derivative instrument, a $11.9 million increase in foreign exchange loss (from a $1.5 million loss in 2022 to a $13.4 million loss in 2023), a $2.4 million loss on change in fair value of the EIB warrants, an interest expense on EIB loan of $1.5 million, and a BPI research tax credit prefinancing interest expense of $0.4 million, partially offset by a $4.4 million decrease in the financial loss related to Cytovia's receivable ($7.8 million loss in 2023 compared with a $12.1 million loss in 2022) and a $0.4 million decrease of interest expense on lease liabilities.

4.5 Income tax

Accounting policies

Income tax (expense or income) comprises current tax expense (income) and deferred tax expense (income).

Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of assets and liabilities. Tax losses that can be carried forward or backward may also be recognized as deferred tax assets. Tax rates that have been enacted or substantively enacted as of the closing date are utilized to determine deferred tax. Deferred tax assets are recognized only to the extent that it is probable that future profits will be sufficient to recover them. Deferred tax assets and deferred tax liabilities are offset in the statements of financial position to the extent criteria of IAS 12.74 are met.

Tax proof

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
Income (loss) before taxes from continuing operations	(98,601)	(116,464)	(36,761)
Theoretical group tax rate (1)	25.16%	25.12%	25.35%
Theoretical tax benefit (expense)	24,804	29,259	9,318
Increase/decrease in tax benefit arising from:
Permanent differences	(162)	736	(34)
Research tax credit	4,852	1,645	1,612
Share-based compensation & other IFRS adjustments (3)	(987)	(1,134)	4,032
Non recognition of deferred tax assets related to tax losses and temporary differences	(28,557)	(30,876)	(14,928)
Other differences (2)	(38)	-	-
Effective tax expense	(87)	(371)	(0)
Effective tax rate	0.09%	0.32%	0.00%

(1)
The Group’s theoretical tax rate corresponds to the average of the income tax rates of each country in which the Group operates, i.e. for the year ended December 31, 2024 25% for France and 21% for the United States, weighted by the pre-tax income from each country.
(2)
Primarily relates to intercompany transactions between discontinued and continuing operations.
(3)
As of December 31, 2024, this reconciling item consists of the tax effect of permanent differences primarily related to (i) share-based compensation for $(0.8) million, (ii) revenue recognized out of proceeds from the AZ IIA and SIA reallocated to the JRCA (see Note 2.6) for $2.2 million, and (iii) change in fair value of certain financial instruments for $2.6 million.

Deferred tax assets and liabilities

	For the year ended December 31,
	2022	2023	2024
	$ in thousands
Credits and net operating loss carryforwards	124,263	155,673	160,772
Capitalization of R&D expenses under SEC 174 rule	2,792	4,092	5,052
Pension commitments	597	550	279
Leases liabilities	12,698	11,478	9,459
Revaluations of financial assets	-	15,830	-
Deferred tax assets from other deductible differences	1,452	772	856
Non-recognition of deferred tax assets	(128,448)	(177,001)	(167,026)
Deferred tax assets	13,354	11,392	9,391

Accelerated depreciation of assets for tax purposes	(1,286)	(740)	(94)
Right-of-use assets and other leases-related effects	(11,923)	(10,401)	(8,359)
Deferred tax liabilities from other taxable differences	(145)	(410)	(556)
Deferred tax liabilities	(13,354)	(11,550)	(9,009)

Net deferred tax assets/(liabilities)	-	(158)	382

	For the year ended December 31,
Reflected in the statement of financial position as follows:	2022	2023	2024
	$ in thousands
Deferred tax assets	-	-	382
Deferred tax liabilities	-	(158)	(0)
Net deferred tax assets/(liabilities)	-	(158)	382

We have cumulative tax loss carryforwards for the French entity of the Group totaling $612.9 million as of December 31, 2024, $590 million as of December 31, 2023 and $453 million as of December 31, 2022. Such carryforwards can be offset against future taxable profit within a limit of €1.0 million per year, plus 50% of the tax profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $29.2 million as of December 31, 2024, $29.8 million as of December 31, 2023 and $38.6 million as of December 31, 2022. As of December 31, 2024, Cellectis, Inc. and Cellectis Biologics Inc. have $29.2 million of state operating loss carryforwards and no federal operating loss carryforwards. In addition to tax loss carryforwards, Cellectis, Inc. and Cellectis Biologics Inc. have federal R&D tax credits amounting to $5.5 million as of December 31, 2024, that can be offset against federal income tax liability. Such R&D tax credits expire from 2035 to 2042 and their use is subject to general business credit limitation.

Note 5. Discontinued operations

Accounting policies

Non-current assets held for sale and disposal groups

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, non-current assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probable, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

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

The Group considers that Calyxt met the definition of a group of assets held for sale as the criteria defined by IFRS 5 were met on November 23, 2022 and until the loss of control and deconsolidation on May 31, 2023. In the present financial statements, Calyxt is therefore classified as a disposal group held for sale in December 31, 2022 and as a discontinued operation for the years ended December 2023 and 2022 and for the five-month period ended May 31, 2023. As Calyxt was deconsolidated on May 31, 2023, the twelve-month period ended December 31, 2024 do not include Calyxt's results.

As prescribed by IFRS 5, Calyxt’s assets and liabilities were measured at the lower of their carrying amount and their fair value less costs to sell from November 23, 2022 and until derecognition on May 31, 2023. No gain or loss was recognized pursuant to this measurement.

The results of Calyxt were as follows :

	For the year ended December 31,
	2022	2023*	2024

Revenues and other income	157	43	-
Operating expenses	(21,342)	(10,944)	-
Operating income (loss)	(21,185)	(10,901)	-
Net Financial gain (loss)	5,840	(3,307)	-
Profit from deconsolidation		22,600
Net income (loss) from discontinued operations	(15,345)	8,392	-

* Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The earning per share attributable to Calyxt is as follows :

	For the year ended December 31,
	2022	2023*	2024

Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.16)	0.28	-

* Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The net cash flows incurred by Calyxt are as follows:

	For the year ended December 31,
	2022	2023*	2024

Net cash flows provided by (used in) operating activities of discontinued operations	(18,601)	(3,644)
Net cash flows provided by (used in) investing activities of discontinued operations	(446)	79
Net cash flows provided by (used in) financing activities of discontinued operations	8,650	1,781
(Decrease) increase in cash and cash equivalents	(10,396)	(1,784)

* Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

Note 6. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Whenever possible, impairment tests involve comparing the carrying amount of the assets on a standalone-basis with the recoverable amount. When it is not possible to perform the impairment test at the individual asset level, the test is conducted at the level of the Company's cash-generating unit (CGU). The recoverable amount of an asset or a CGU is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset or CGU is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Since June, 2023, the Group has a single CGU corresponding to its Therapeutic segment.

Results of impairment test

As a result of management's decision not to use the full capacity of the manufacturing space in our Raleigh leased facilities in the near future, an impairment test was conducted on the portion of the right-of-use asset allocable to the unused space, in accordance with IAS 36 requirements. In view of the recoverable amount of the asset based on its estimated fair value less costs of disposal, this impairment test resulted in an impairment expense of $0.5 million recognized against the right-of-use asset for the year ended December 31, 2023, recorded as depreciation expense of the period. No additional impairment expense was recorded for the year ended December 31, 2024.

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

Because of the risks and uncertainties associated research and development process and related regulatory authorizations for a therapeutic product candidate, the Company believes that the six criteria provided by IAS 38 have not been fulfilled to date and will not be fulfilled until a regulatory filing has been made in a major market and approval is considered highly probable. The application of this principle has resulted in all development costs being expensed as incurred in all periods presented.

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

Cloud computing arrangements

On April 27, 2021, the IFRS Interpretations Committee (IC) issued a decision regarding the appropriate accounting treatment under IFRS Accounting Standards for fees paid to cloud services providers and related implementation costs which intends to clarify the accounting classification of these costs. Such costs, depending on their nature, may be either recognized as an intangible asset or recorded in operating expenses as incurred.

For 2022, the application of the decision led to recording an impact of $1.0 million in operating expenses in the consolidated statement of operations, corresponding to the impact of the Company’s new ERP implementation costs incurred over the period.

For 2023 and 2024, the Company did not incur ERP implementation costs.

Details of intangible assets

	Software and Patents	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2022	1,212	641	1,854
Additions	8	-	8
Reclassification	92	-	92
Depreciation & impairment expense	(492)	-	(492)
Translation adjustments	(10)	(37)	(47)
Reclassification to assets held for sale	(697)	-	(697)
Net book value as of December 31, 2022	114	604	718
Gross value at end of period	2,357	604	2,961
Accumulated depreciation and impairment at end of period	(2,192)	-	(2,192)

Net book value as of January 1, 2023	114	604	718
Additions	-	-	-
Disposal	-	-	-
Depreciation & impairment expense	(69)	-	(69)
Translation adjustments	1	22	22
Net book value as of December 31, 2023	46	626	671
Gross value at end of period	2,352	626	2,978
Accumulated depreciation and impairment at end of period	(2,306)	-	(2,306)

Net book value as of January 1, 2024	46	626	671
Additions	1,260	-	1,260
Disposal	-	-	-
Depreciation & impairment expense	(758)	-	(758)
Translation adjustments	(20)	(37)	(58)
Net book value as of January 1, December 31, 2024	528	588	1,116
Gross value at end of period	3,435	588	4,024
Accumulated depreciation and impairment at end of period	(2,908)	-	(2,908)

For the year ended December 31, 2024, the acquisition of $1.2 million is related to a right to licence certain patents.

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

Following the initial recognition, the right-of-use asset must be depreciated over the shorter of the useful life of the underlying assets or the lease term for the rental component.

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
•
amounts expected to be payable by the lessee under residual value guarantees;

•
payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and
•
the exercise price of a purchase option if we are reasonably certain to exercise that option.

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

In addition, the lease liability may be remeasured in the following situations:

•
the occurrence of a change in the lease term or a reassessment of the reasonably certain nature (or not) of the exercise of an option,
•
a remeasurement linked to residual value guarantees,
•
the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

In accordance with IFRS 16, the lease term is determined as the non-cancellable period of a lease, together with (i) periods covered by an option to extend the lease if we are reasonably certain to exercise that option, and (ii) periods covered by an option to terminate the lease if we are reasonably certain not to exercise that option.

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

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses and are immaterial.

Details of Right-of-use assets

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2022	55,197	14,226	69,423
Additions	396	310	706
Disposal	(2,988)	(459)	(3,447)
Depreciation & impairment expense	(4,766)	(3,280)	(8,046)
Translation adjustments	(915)	(183)	(1,099)
Reclassification to assets held for sale	(13,257)	(6)	(13,263)
Net book value as of December 31, 2022	33,666	10,608	44,275
Gross value at end of period	49,421	17,742	67,163
Accumulated depreciation and impairment at end of period	(15,755)	(7,133)	(22,889)

Net book value as of January 1, 2023	33,666	10,608	44,275
Additions	1,678	98	1,776
Disposal	(102)	-	(102)
Depreciation & impairment expense	(5,081)	(3,318)	(8,399)
Translation adjustments	442	69	510
Net book value as of December 31, 2023	30,602	7,457	38,060
Gross value at end of period	51,863	18,022	69,885
Accumulated depreciation and impairment at end of period	(21,261)	(10,565)	(31,825)

Net book value as of January 1, 2024	30,602	7,457	38,060
Depreciation & impairment expense	(4,770)	(3,015)	(7,785)
Translation adjustments	(660)	(44)	(704)
Net book value as of December 31, 2024	25,593	4,375	29,968
Gross value at end of period	50,913	17,684	68,597
Accumulated depreciation at end of period	(25,320)	(13,309)	(38,629)

Entity-wide disclosures:

In 2024, approximately $10 million of our right-of-use assets is related to France, while approximately $19.9 million is related to the United States.

In 2023, approximately $14.0 million of our right-of-use assets related to France, while approximately $24.0 million related to the United States.

In 2022, approximately $15.0 million of our right-of-use assets related to France, while approximately $29.0 million related to the United States.

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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2022	14,733	58,072	3,056	2,985	78,846
Additions	56	311	364	2,113	2,844
Disposal	(3)	(193)	(453)	(1,057)	(1,706)
Reclassification	(1,359)	4,211	28	(2,973)	(93)
Depreciation & impairment expense	(1,944)	(8,516)	(711)	0	(11,171)
Translation adjustments	(646)	(220)	(7)	(116)	(989)
Reclassification to assets held for sale	(1,517)	(2,593)	-	-	(4,110)
Net book value as of December 31, 2022	9,321	51,072	2,277	952	63,621
Gross value at end of period	17,742	72,847	4,914	952	96,454
Accumulated depreciation and impairment at end of period	(8,421)	(21,775)	(2,637)	-	(32,832)

Net book value as of January 1, 2023	9,321	51,072	2,277	952	63,621
Additions	-	60	19	993	1,071
Disposal	(173)	(153)	(1)	(64)	(391)
Reclassification	332	258	3	(593)	-
Depreciation & impairment expense	(1,911)	(7,191)	(963)	-	(10,064)
Translation adjustments	298	85	20	40	443
Net book value as of December 31, 2023	7,868	44,131	1,354	1,328	54,681
Gross value at end of period	18,544	73,483	4,973	1,271	98,270
Accumulated depreciation and impairment at end of period	(10,676)	(29,351)	(3,619)	57	(43,589)

Net book value as of January 1, 2024	7,868	44,131	1,354	1,328	54,681
Additions	20	652	113	1,885	2,670
Disposal	-	(38)	(3)	(26)	(67)
Reclassification	715	2,008	151	(2,873)	-
Depreciation & impairment expense	(1,864)	(8,467)	(411)	-	(10,742)
Translation adjustments	(426)	(163)	(27)	(31)	(647)
Net book value as of December 31, 2024	6,312	38,123	1,177	282	45,895
Gross value at end of period	18,139	75,222	5,100	186	98,647
Accumulated depreciation and impairment at end of period	(11,827)	(37,099)	(3,923)	97	(52,752)

For the year ended December 31, 2024, we continued our investments in research and development equipment in both the United States of America and France.

Assets under construction primarily relate to Cellectis’ raw and starting materials manufacturing facility and offices in Paris.

Entity-wide disclosures:

In 2024, approximately $10 million of our PP&E related to France, while approximately $36 million related to the United States.

In 2023, approximately $12.0 million of our PP&E related to France, while approximately $43.0 million related to the United States.

In 2022, approximately $14.0 million of our PP&E related to France, while approximately $50.0 million related to the United States.

Note 10. Financial assets and liabilities

10.1 Accounting principles

Financial assets

Under IFRS 9, Cellectis holds :

•
financial assets measured at amortized cost ;
•
financial assets measured at fair value through profit or loss.

Trade receivables are initially recorded at at the transaction price determined in accordance with IFRS 15. Trade receivables are subsequently measured at amortized cost. Cellectis trade and other receivables are impaired according to the expected credit loss model using the simplified approach.

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

Financial liabilities

Financial liabilities mainly include trade and other payables, lease debts, State Guaranteed loans « PGE », EIB loan and warrants, research tax credits financings and conditional loans from Bpifrance.

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

Financial liabilities other than derivative are valued at amortized cost. The amount of interest recognized in financial expenses is calculated by applying the financial liability’s effective interest rate to its carrying amount. Any difference between the expense calculated using the effective interest rate and the actual interest payment impacts the value at which the financial liability is recognized. Derivative liabilities are initially recognized and subsequently measured at fair value, with any resultant gains or losses recognised in profit or loss.

Liabilities for short term employee benefits are included in financial liabilities. They are recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

10.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

	Accounting category		Book value on the statement of financial position	Fair Value Hierarchy
As of December 31, 2023	Fair value through profit and loss	Amortized cost		Level 1	Level 2	Level 3
	$ in thousands
Financial assets
Non-current financial assets	4,656	3,197	7,853	4,656	-	-
Trade receivables	-	569	569	-	-	-
Subsidies receivables	-	20,900	20,900	-	-	-
Current financial assets	67,107	0	67,107	24,413	-	42,694
Cash and cash equivalents	136,708	-	136,708	136,708	-	-
Total financial assets	208,471	24,666	233,136	165,777	-	42,694

Financial liabilities
Non-current lease debts	-	42,948	42,948	-	-	-
Non-current derivative instruments (EIB warrants)	7,797	-	7,797	-	-	7,797
Other non-current financial liabilities	-	41,327	41,327	-	-	-
Current lease debts	-	8,502	8,502	-	-	-
Current financial liabilities	-	5,289	5,289	-	-	-
Trade payables	-	19,069	19,069	-	-	-
Other current liabilities	-	10,219	10,219	-	-	-
Total financial liabilities	7,797	127,354	135,151	-	-	7,797

As of December 31, 2023, the carrying amount of theses assets and liabilities on the statement of consolidated financial position is a reasonable approximation of their fair value.

	Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2024	Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
	$ in thousands
Financial assets
Non-current financial assets	4,556	2,965	7,521	7,521	4,556
Trade receivables	-	6,714	6,714	6,714
Subsidies receivables	-	14,521	14,521	14,521
Current financial assets	117,055	-	117,055	117,055	117,055		-
Cash and cash equivalents	143,251	-	143,251	143,251	143,251
Total financial assets	264,862	24,199	289,061	289,061	264,862	-	-

Financial liabilities
Non-current lease debts	-	34,245	34,245	34,245
Non-current derivative instruments (EIB warrants)	6,010	-	6,010	6,010			6,010
Other non-current financial liabilities	-	44,871	44,871	45,038			45,038
Current lease debts	-	8,385	8,385	8,385
Current financial liabilities	-	16,134	16,134	16,141			16,141
Trade payables	-	18,664	18,664	18,664
Other current liabilities	-	10,097	10,097	10,097
Total financial liabilities	6,010	132,397	138,408	138,581	-	-	67,189

Entity-wide disclosures:

In 2024, approximately $0.9 million of our non-current financial assets related to France, while approximately $6.7 million related to the United States.

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

As of December 31, 2024, 78.2% of our cash and cash equivalents were denominated in US dollars and subject to foreign exchange risk. As of December 31, 2023, 87% of our cash and cash equivalents were denominated in US dollars. As of December 31, 2022, 59% of our cash and cash equivalents were denominated in US dollars. A reasonably possible strengthening (weakening) of the US dollar against the euro (functional currency of the parent company - see Notes 2.2 and 2.4) would have affected the measurement of these cash, cash equivalents and current financial assets denominated in US dollars and affected equity and profit or loss by the amounts shown below.

	Profit (loss)		Equity, net of tax
Effect in thousands of USD	Strengthening	Weakening	Strengthening	Weakening

USD (10% movement)
Cash and cash equivalents	11,542	(11,542)	-	-
Current financial assets	11,197	(11,197)	-	-
Total cash, cash equivent and current financial assets	22,739	(22,739)	-	-

As of December 31, 2023, we did not hold derivative financial instruments to hedge foreign currency exchange risks.

As of December 31,2024 we held derivative instruments consisting in a a combination of put and call options to hedge some of our foreign currency exchange risk. These instruments have the following features:

Maturity date	Instrument	Notional amount USD	Exercise price	Fair value at December 31, 2024
		($, in thousands)		($, in thousands)
May 13, 2025	Call option	3,000	1.100	8
May 13, 2025	Put option	5,000	1.065	(153)
July 11, 2025	Call option	3,000	1.100	15
July 11, 2025	Put option	5,000	1.065	(157)

These derivatives are measured at fair value and recorded in other current liabilities for $0.3 million as of December 31, 2024 with changes in fair value through profit or loss. The loss of $0.3 million in the year-end December 31, 2024 was recorded as a financial expense.

Liquidity risk

As of December 31, 2024, our financial debt primarily consists of lease debts for $42.6 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE”) for $8.4 million, a liability related to the financing of certain of our Research Tax Credits by Bpifrance for $11.2 million, a liability related to the EIB loan for $37.2 million, and a conditional advance with Bpifrance for $3.2 million. All of those amounts are excluding future interests. Refer to Note 14.2 for further details on the related future contractual cash flows by maturity dates, including future interest payments.

We have incurred losses since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years.

With cash and cash equivalents of $143.3 million and deposits of $115.8 million as of December 31, 2024, the Company believes its cash and cash equivalents will be sufficient to fund its operations into 2027 and therefore for at least twelve months following the consolidated financial statements’ publication.

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

Credit risk

Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument default on its contract commitments. We are exposed to credit risk due to our trade receivables, subsidies receivables and cash equivalents. As of December 31, 2024 our trade and other receivables do not include any material overdue amounts and we do not expect any significant credit loss on the outstanding balance.

Our policy is to manage our risk by dealing with third parties with good credit standards.

Note 11. Non-current financial assets and Other non-current assets

As of December 31, 2024, other non-current financial assets consist of:

•
our finance lease receivable for $2.1 million which was recognized in connection with the partial sublease of our premises in New York. The sublease started in June 2022.
•
restricted cash for $4.6 million, primarily related to (i) a leasing agreement for equipment in Raleigh for $1.9 million, (ii) our leased premises in Raleigh for $2.5 million, and (iii) our leased premises in New York for $0.2 million;
•
a deposit of our leased premises in Paris for $0.9 million.

As of December 31, 2024, other non-current assets consists of research tax credit receivables, which are deemed to be recovered according to the new tax timeline in three years period, for $11.6 million;

Entity-wide disclosures:

As of December 31, 2024, $11.6 million of our other non-current assets are related to France, while none are related to the United States.

Note 12. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 10.1.

12.1 Trade receivables

	As of December 31,	As of December 31,
	2023	2024
	$ in thousands
Trade receivables	569	6,714
Allowance for expected credit losses	-	-
Total net value of trade receivables	569	6,714

All trade receivables have payment terms of less than one year.

The increase in trade receivables as of December 31, 2024 is mainly due to the reinvoicing to AZ Ireland of $6.1 million of Research Costs under the JRCA (see note 2.6). Trade receivables as of December 31, 2023 were not material and related to License agreements.

12.2 Subsidies receivables

	As of December 31,	As of December 31,
	2023	2024
	$ in thousands
Research tax credit	20,900	14,521
Other subsidies	-	-
Total subsidies receivables	20,900	14,521

12.3 Other current assets

	As of December 31,	As of December 31,
	2023	2024
	$ in thousands
VAT receivables	1,414	1,147
Income tax receivable	192	210
Prepaid expenses and other prepayments	5,716	3,428
Tax and social receivables	55	445
Deferred expenses and other current assets	345	298
Total other current assets	7,722	5,528

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the years ended December 31, 2024 and December 31, 2023, we prepaid certain manufacturing and clinical costs related to our product candidates UCART123, UCART22 and UCART20x22.

Note 13. Current financial assets and Cash and cash equivalents

As of December 31, 2023	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	67,107	-	67,107
Cash and cash equivalents	136,708	-	136,708
Current financial assets and cash and cash equivalents	203,815	-	203,815

As of December 31, 2024	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	117,055	-	117,055
Cash and cash equivalents	143,251	-	143,251
Current financial assets and cash and cash equivalents	260,306	-	260,306

13.1 Current financial assets

As of December 31, 2024, current financial assets are composed of a $115.8 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents and $1.2 million corresponding to our investment in Cibus at its fair value.

As of December 31, 2023, our current financial assets are composed of a $15.0 million deposit with a term of more than 3 months that does not meet IAS 7 requirements to qualify as cash equivalents, a $42.7 million financial derivative related to the SIA with AstraZeneca and a $9.4 million corresponding to our investment in Cibus at its fair value. There is no short-term restricted cash included in the current financial assets.

AstraZeneca Subsequent Investment

The accounting treatment of the SIA is detailed in Note 2.6 to the financial statements "Accounting treatment of significant transactions affecting the period".

At initial recognition, the SIA gave rise to the recognition of a financial derivative measured at its fair-value of $48.4 million. The fair value of this instrument has been remeasured on December 31, 2023 and on May 3, 2024 respectively to $42.7 million and $57 million. This increase in the fair value was mainly attributable to the increase in the probability of transaction completion (from 81% as of December 31, 2023 to 100% as of May 3, 2024) and the decrease in the spot share price of Cellectis between December 31, 2023 and May 3, 2024. The financial derivative of $57.0 million has been derecognized on May 3, 2024, and the corresponding fair value change of the period for $14.3 million has been recorded in financial income. The payment of $57.0 million was recorded on the statement of consolidated cash flows in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities.

Cytovia convertible note

On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia as amended from time to time (the “Cytovia Agreement”) to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and CAR-NK cells edited with our TALEN.

Upon initial execution of the Cytovia Agreement, the Company recorded a note receivable and related license revenue of $20 million in respect of the upfront collaboration consideration payable if certain conditions were not met by December 31, 2021 (the "Cytovia Conditions"). The Cytovia Conditions were not met by December 31, 2021 so the note receivable was converted to an account receivable. In April 2022, in connection with Cytovia's entering into a definitive business combination agreement with a Special Purpose Acquisition Company ("SPAC"), we entered into an amendment to the Cytovia Agreement, pursuant to which we received a $20 million convertible note in payment of the upfront collaboration consideration, and a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price.

Because the SPAC business combination was abandoned and the conditions of the convertible note were not met, we and Cytovia entered into an amended and restated note which became effective as of December 22, 2022. The amended and restated note provides for automatic conversion into common stock of Cytovia of the combined company upon completion of the business transaction into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis' option in connection with certain financing transactions,upon a company sale and at final maturity. Among other changes, the amended and restated note extends the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023.

At the maturity date on June 30, 2023, we did not elect to convert the convertible note into shares of Cytovia and therefore the outstanding amount of the note automatically became due and payable in full in cash by Cytovia for $22.4 million, which includes the $20.0 million principal and $2.4 million of accrued and unpaid interest accrued since the convertible note was issued in April 2022. Cytovia failed to pay this amount, which remains due and payable and Cytovia’s receivable in respect of the note continues to accrue interest during the continuation of this default, subject to a 10% interest step up. The convertible note was classified as a financial asset measured at fair value through profit or loss until June 30, 2023. The fact that Cytovia is in default substantially changes the cash flows associated with this asset, mainly as the convertible note is now only repayable in cash (and no longer subject to conversion into shares of Cytovia). We consider that the criteria for derecognition of this financial asset are met on June 30, 2023, and we therefore derecognized this asset to recognize a new asset, based on such new characteristics.On November 30, 2023, considering that the progress made in our negotiations with Cytovia was insufficient and in light of their failure to pay due and payable amounts under the note, we notified Cytovia the termination of the Cytovia Agreement. Under the terms of the termination letter, Cytovia is no longer authorized to use the licenses and rights granted under the Cytovia Agreement, but remains liable for the outstanding amount of the note and for which Cytovia is currently in default.Considering new developments that occurred since June 30, 2023, including the termination of the Agreement, the end of our negotiation with Cytovia, Cytovia's resources and financing options and our ability to recover the receivable, we did not have reasonable expectations of recovery as of December 31, 2023. We therefore carried out a full write-off of the asset as of December 31, 2023.

No new development occurred during the twelve-month period ended December 31, 2024.

13.2 Cash and cash equivalents

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2023	2024
	$ in thousands
Cash and bank accounts	81,708	32,915
Fixed bank deposits	55,000	110,336
Total cash and cash equivalents	136,708	143,251

Fixed bank deposits have fixed original terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 14. Financial liabilities

14.1 Detail of financial liabilities

	As of December 31, 2023	As of December 31, 2024

	$ in thousands
Conditional advances	1,448	3,189
Lease debts	42,948	34,245
State Guaranteed loan « PGE »	8,950	3,599
EIB loan	18,046	37,202
EIB warrants	7,797	6,010
Other non-current financial liabilities	12,884	881
Total non-current financial liabilities and non-current lease debts	92,073	85,127
Lease debts	8,502	8,385
State Guaranteed loan « PGE »	5,162	4,841
Other current financial liabilities	126	11,293
Total current financial liabilities and current lease debts	13,790	24,519
Trade payables	19,069	18,664
Other current liabilities	10,219	10,097
Total Financial liabilities	135,151	138,408

Reconciliation of movements of liabilities to cash flows arising from financing liabilities is as follows:

	As of December 31, 2023	Proceeds from new debts	Debt repayments	Other non-cash additions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of December 31, 2024

	$ in thousands
Conditional advances	1,448	1,656	-	16	-	232	-	-	(163)	3,189
Lease debts	42,948	-	-	408	(8,513)	-	-	-	(597)	34,245
State Guaranteed loan « PGE »	8,950	-	-	-	(5,017)	-	-	-	(334)	3,599
EIB loan	18,046	17,248	-	79	-	3,751	-	-	(1,921)	37,202
EIB warrants	7,797	4,297	-	-	-	-	-	(5,673)	(412)	6,010
Other non-current financial liabilities	12,884	-	-	-	(11,757)	-	-	-	(246)	881
Total non-current financial liabilities and non-current lease debts	92,073	23,201	-	502	(25,288)	3,983	-	(5,673)	(3,671)	85,127
Lease debts	8,502	-	(8,426)	-	8,513	2,636	(2,636)	-	(203)	8,385
State Guaranteed loan « PGE »	5,162	-	(5,001)	-	5,017	130	(145)	-	(322)	4,841
Other current financial liabilities	126	-	-	-	11,757	705	(702)	-	(594)	11,293
Total current financial liabilities and current lease debts	13,790	-	(13,427)	-	25,288	3,471	(3,483)	-	(1,119)	24,519

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which corresponds to UCART 20x22 and related CMC activities. Pursuant to this agreement, we received $0.9 million as a first installment of the refundable advance on June 19, 2023, $1.9 million as a second installment on October 6, 2023 and $2.1 million as a third installment on December 6, 2024.

Repayment of this advance is due over a period of 3 years starting on March 31, 2028, except in case of technical and economic failure of the R&D project. The amount to be repaid is equal to the principal adjusted upwards by a discounting effect at an annual rate of 3.04%, in accordance with the European Commission’s principle for State aid. The amount of this discounting adjustment is expected to be $1.0 million and the total amount to be repaid $5.6 million.

The Bpifrance conditional advance includes an element of a government grant as defined by IAS 20. Because this loan bears a lower-than-market interest rate, the group measures for each installment the fair value of the loan using a market interest rate and recognizes the difference from the cash received as a grant. Based on a market rate of 16.1% for the first installment, 15.2% for the second installment and 8.7% for the third installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, the group measured the fair value of the loan at $3.0 million at inception. The difference between this $3.0 million fair value and the $4.8 million received in cash has been recognized as a grant income in profit and loss for $1.9 million, respectively for $1.4 million in 2023 and $0.5 million in 2024, upon receipt of payments. The loan is subsequently measured at amortized cost.

State Guaranteed loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $19.2 million using exchange rate as of December 31, 2024) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. The PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of December 31, 2024, the current liability related to the PGE amounted to $4.8 million and the non-current liability amounts to $3.6 million.

Other current and non-current financial liabilities

As of December 31, 2024 the other current financial liabilities corresponds mainly to $11.2 million Research Tax Credit financings, set up with Bpifrance in June 2022 and August 2023 with maturities in 2025 (presented in other non current financial liabilities as of December 31, 2023). As of December 2023 and 2024, other non current financial liabilities include a loan previously contracted to finance leasehold improvements in our premises in New York for $1.1 million and $0.9 million, respectively.

European Investment Bank (“EIB”) credit facility

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

The €20 million Tranche A was disbursed on April 17, 2023. As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche A Warrants. Tranche A will mature six years from its disbursement date. Tranche A generates interest at a contractual rate equal to 8% per annum. Interest are capitalized annually by increasing the principal amount.

The €15 million Tranche B was disbursed on January 25, 2024. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the benefit of the EIB, in accordance with the terms of the 14th resolution of the shareholders’ meeting held on June 27, 2023 and articles L. 228-91 and seq. of the French Commercial Code (the “Tranche B Warrants”), representing 2.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche B Warrants is equal to €2.53, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche B Warrants. Tranche B will mature six years from its disbursement date. Tranche B generates interest at a contractual rate equal to 7% per annum. Interest are capitalized annually by increasing the principal amount.

The €5 million Tranche C was disbursed on December 18, 2024. As a condition to the disbursement of Tranche C, the Company issued 611,426 Tranche C warrants to the benefit of the EIB, in accordance with the terms of the 14th resolution of the shareholders’ meeting held on June 28, 2024 and articles L. 228-91 and seq. of the French Commercial Code (the “Tranche C Warrants”), representing 0.6% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche C Warrants is equal to €1.70, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche C Warrants. Tranche C will mature six years from its disbursement date. Tranche C generates interest at a contractual rate equal to 6% per annum. Interest are capitalized annually by increasing the principal amount.

Each EIB Warrant entitles the EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions).

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche to which it is related, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercise a put option (the "EIB Put Option") by which the EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by the EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants (the "Call Option"), at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

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

Tranches A, B and C loans, as well as their relatated Tranche A, B and C warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranches B and C cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A or B, as its disbursement was subject to additional conditions, the maturity of the loans and warrants is different and the effective interest rate is different and corresponds to market conditions at the date of drawdown of each of the three Tranches.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on April 17, 2023, the fair value of this loan included $0.3 million of transaction costs and the $5.3 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $16.2 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 13.4%.

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on January 24, 2024, the fair value of this loan included the $3.5 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $12.8 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 11.4%.

The €5.0 million Tranche C loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on December 18, 2024, the fair value of this loan included the $0.8 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $4.5 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 8.85%.

Derivative Instruments – EIB Warrants

The 2,779,188, 1,460,053 and 611,426 Bons de Souscription d’Actions (“BSA”) issued in connection with the Tranches A, B and C disbursement, respectively, are derivative instruments.

Because of the terms and conditions of the EIB Put Option, we consider that the Put Option and the Tranche A Warrants, Tranche B Warrants and Tranche C Warrants under each of the Tranches are to be treated as a single compound derivative.

Because of the terms and conditions of the Company’s Call Option, we consider it highly unlikely that the Company will exercise the Call Option. Accordingly, the call option has been valued at zero as of December 31, 2024.

The “fixed for fixed” rule of IAS 32, which states that derivatives shall be classified as equity if they can only be settled by the delivery of a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met because there is a settlement option that may result in the exchange of a variable number of shares for a variable price in the case of a put option exercise.

As they are not equity instruments, the Tranche A, B and C Warrants and the attached Put Option are to be classified as a financial liability and are measured at fair value through profit and loss.

The fair value of the Tranche A, B and C Warrants and the Put Option has been estimated using a Longstaff Schwartz approach. Those derivative instruments are classified as level 3 in the fair value hierarchy.

This approach is most appropriate to estimate the value of American options (which may be exercised any time from an exercise event until maturity) with complex exercise terms (EIB can exercise the Warrants on the basis of Cellectis’ spot share price or exercise the put option on the basis of the average price of the shares over 90 days).

.

The Longstaff Schwartz approach is also based on the value of the underlying share price at the valuation date, the observed volatility of the company’s historical share price and the contractual life of the instruments.

The assumptions and results of the warrants valuation are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* The grant date retained is the collection date of the Tranche A as this is the issuance date defined in the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2023	As of December 31, 2024
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	2.76	1.63
Average life of options (in years)	20.00	19.55	18.55
Expected volatility	81.3%	67.6%	45.6%
Put option cap (in € thousands)	7.196	8.256
Risk free rate	2.85%	2.5%	2.4%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.73	2.54	1.19
Fair value in $ thousands	5,280	7,797	3,447

The change in fair value of Tranche A warrants of $2.5 million between initial recognition and December 31, 2023 was recognized in financial income. The change in fair value between December 31, 2023 and December 31, 2024 was recognized in financial expense.

We conducted sensitivity analysis on the expected volatility of 5% as a standard practice. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of April 17, 2023	Fair value in $ thousands
Expected volatility -5%	5,261
Expected volatility	5,280
Expected volatility +5%	5,286

As of December 31, 2023	Fair value in $ thousands
Expected volatility -5%	7,690
Expected volatility	7,797
Expected volatility +5%	7,871

As of December 31, 2024	Fair value in $ thousands
Expected volatility -5%	3,236
Expected volatility	3,447
Expected volatility +5%	3,627

The assumptions and results of the warrants valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche B as this is the issuance date defined in the contract.

	Warrants Tranche B
	As of January 25, 2024	As of December 31, 2024
Number of warrants granted	1,460,053	1,460,053
Share price (in euros)	2.51	1.63
Average life of options (in years)	20.00	19.09
Expected volatility	60.4%	45.6%
Risk free rate	2.7%	2.4%
Expected dividends	0%	0%
Fair value per options (in euros per share)	2.22	1.15
Fair value in $ thousands	3,534	1,750

The change in fair value of Tranche B warrants of $1.7 million between initial recognition and December 31, 2024 was recognized in financial income.

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of January 25, 2024	Fair value in $ thousands
Expected volatility -5%	3,358
Expected volatility	3,534
Expected volatility +5%	3,711

As of December 31, 2024	Fair value in $ thousands
Expected volatility -5%	1,613
Expected volatility	1,750
Expected volatility +5%	1,869

The assumptions and results of the warrants valuation for Tranche C are detailed in the following tables:

Warrants Tranche C
Grant date *	12/18/2024
Expiration date	12/18/2044
Number of options granted	611,426
Share entitlement per option	1
Exercise price (in euros per option)	1.70
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche C as this is the issuance date defined in the contract.

	Warrants Tranche C
	As of December 18, 2024	As of December 31, 2024
Number of warrants granted	611,426	611,426
Share price (in euros)	1.56	1.63
Average life of options (in years)	20.00	19.97
Expected volatility	45.3%	45.6%
Risk free rate	2.2%	2.4%
Expected dividends	0%	0%
Fair value per options (in euros per share)	1.19	1.28
Fair value in $ thousands	755	813

The change in fair value of Tranche C warrants of $0.1 million between initial recognition and December 31, 2024 was recognized in financial expense.

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of December 18, 2024	Fair value in $ thousands
Expected volatility -5%	712
Expected volatility	755
Expected volatility +5%	791

As of December 31, 2024	Fair value in $ thousands
Expected volatility -5%	766
Expected volatility	813
Expected volatility +5%	856

14.2 Due dates of the financial liabilities

Balance as of December 31, 2024	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	42,630	10,558	28,657	12,782
Financial liabilities	67,016	16,573	36,618	36,538
Financial liabilities	109,646	27,131	65,275	49,321
Trade payables	18,664	18,664	-	-
Other current liabilities	10,097	10,097	-	-
Total financial liabilities	138,408	55,893	65,275	49,321

The above remaining contractual maturities are undiscounted amounts, they include future interests to be paid.

Balance as of December 31, 2023	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	51,450	8,502	28,369	14,579
Other financial liabilities	54,413	5,289	21,862	27,263
Financial liabilities	105,863	13,790	50,230	41,842
Trade payables	19,069	19,069	-	-
Other current liabilities	10,219	10,219	-	-
Total financial liabilities	135,151	43,078	50,230	41,842

Note 15. Other current liabilities

	As of December 31, 2023	As of December 31, 2024

	$ in thousands
VAT Payables	-	16
Accruals for personnel related expenses	9,368	8,830
Other	852	1,251
Total other current liabilities	10,219	10,097

Accruals for personnel are related to annual bonuses, paid time-off accruals and social expenses on stock options.

Note 16. Deferred income and contract liabilities

Details of deferred income and contract liabilities

	As of December 31, 2023	As of December 31, 2024

	$ in thousands
Deferred revenues	110,325	112,161
Total deferred income and contract liabilities	110,325	112,161

As of December 31, 2024, the deferred revenues and contract liabilities include $112.2 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA. Revenue recognized in the year ended December 31, 2024 that was included in the contract liability balance at the beginning of the year amounted to $11.7 million.

As of December 31, 2023, the deferred revenues and contract liabilities primarily included a $25.0 million upfront payment received in November 2023 under the AZ JRCA and $84.1 million reallocated from the IIA and the SIA.

The accounting treatment of the AZ JRCA, the IIA and the SIA is detailed in Note 2.6 to the consolidated financial statements "Accounting treatment of significant transactions affecting the period".

Note 17. Capital

17.1 Share capital issued

Accounting policy

Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in equity. Repurchased own shares are classified as treasury shares and deducted from equity.

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in €
Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05
Transaction costs related to capital increase		(570)
Exercise of share warrants, employee warrants,stock options and free-shares vesting	10		191,658
Non-cash stock-based compensation expense		8,071
Other movements		(359,076)
Balance as of December 31, 2022	2,955	583,122	45,675,968	0.05

Balance as of January 1, 2023	2,955	583,122	45,675,968	0.05
Capital increase of Cellectis	1,401	68,584	25,907,800
Transaction costs related to capital increase		(2,049)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	9		167,433
Non-cash stock-based compensation expense		7,086	-
Other movements		(133,958)	-
Balance as of December 31, 2023	4,365	522,785	71,751,201	0.05

Balance as of January 1, 2024	4,365	522,785	71,751,201	0.05
Allocation of prior period loss (1)		(112,911)
Capital increase (2)	1,505	138,495	28,000,000
Transaction costs related to capital increase (3)		(207)
Derecognition of AZ derivative		(56,970)
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares (4)	19	9	342,672
Non-cash stock-based compensation expense	-	3,167	-
Other movements	-	(79)	-
Balance as of December 31, 2024	5,889	494,288	100,093,873	0.05

Capital evolution in 2024

(1)
The statutory standalone net loss of the parent company was allocated to premiums related to share capital following the allocation decision of the Annual General Meeting of shareholders. The remaining consolidated net loss was allocated to retained earnings (deficit).
(2)
On May 3, 2024, 28,000,000 shares were issued in connection with the SIA of $140.0 million at a price of $5 per share. The additional investment was made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis.
(3)
The transaction costs recognized as a reduction of share premium during the twelve-months period ended December 31, 2024 correspond to the $0.2 million issuance cost related to AstraZeneca additional investment.

(4)
During the year ended December 31, 2024, 342,672 ordinary shares were issued to the benefit of Cellectis employees corresponding to the free shares vested.

On March 5, 2024, 204,334 ordinary shares were issued to the benefit of Cellectis employees corresponding to the free shares vested under the March 5, 2021 free shares award.

On May 12, 2024, 2,120 ordinary shares were issued to the benefit of Cellectis employees corresponding to the free shares vested under the May 12, 2021 free shares award.

On May 28, 2024, 135,980 ordinary shares were issued to the benefit of Cellectis employees corresponding to the free shares vested under the May 28, 2021 free shares award.

On September 30, 2024, 238 ordinary shares were issued to the benefit of Cellectis employees corresponding to the free shares vested under the September 30, 2021 free shares award.

Capital evolution in 2023

•
During the year ended December 31, 2023, 9,907,800 shares were issued in the Cellectis Follow-on Offering with gross proceeds of $24.8 million.
•
During the year ended December 31, 2023, 16,000,000 shares were issued on November 6, 2023 in connection with the AstraZeneca Initial Investment Agreement (the "IIA") of $80.0 million at a price of $5 per share. Following settlement and delivery of the new shares, AstraZeneca owns approximately 22% of the share capital, and 21% of the voting rights of the Company, has the right to nominate a non-voting observer on the board of directors of Cellectis, and has the right to participate pro rata in Cellectis’s future share offerings. A portion of the Initial Investment Agreement proceeds equal to $35.7 million was reallocated to the transaction price of the Joint Research and Collaboration Agreement ("AZ JRCA") with AstraZeneca collaboration agreement and recorded as deferred revenue. The amount is reflected as a deduction from the share premium. The remaining consideration received, after reallocation of the AZ JRCA representing $44.9 million is reflected in share capital for $0.9 million and share premium for $44.0 million. Further details on the interdependence between the AZ JRCA and SIA are provided in Note 2.6 to the financial statements "Accounting treatment of significant transactions of the period".
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
•
During the annual shareholders meeting of June 27, 2023, the shareholders, in accordance with French Law, approved the absorption of $134.0 million of retained earnings into share premium as presented in "other movements". This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Capital evolution in 2022

•
During the year ended December 2022, 191,658 free shares of Cellectis were converted to 191,658 ordinary shares of Cellectis.
•
During the Cellectis annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $359.1 million of retain earnings into share premium as presented in "other movements". This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.
•
Transactions costs correspond to the issuance costs related to the Cellectis At-The-Market (“ATM”) program and the Cellectis follow-on offering and were recorded as a reduction of share premium, in anticipation of share issuances in 2023.

Voting rights:

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our By-Laws provide that all shares held in registered form for more than two years will be granted double voting rights.

Until they convert into ordinary shares, the "class A" convertible preferred shares have single voting rights, and will not be eligible for double voting right under any circumstances, and the "class B" have no voting rights for a period of 74 years, except with respect to any distribution of dividends or reserves.

•
At December 31, 2024, we had 100,093,873 shares outstanding of which 10,000,000 were Class A Preferred shares with a single voting rights, 18 000 000 were Class B Preferred shares with no voting rights, and 6,566,666 were ordinary shares with a double voting right. As a result, as of December 31, 2024 total voting rights amounted to 88,660,539.
•
At December 31, 2023, we had 71,751,201 ordinary shares outstanding of which 5,935,517 had a double voting right, and no preferred shares. As a result, as of December 31, 2023 total voting rights amounted to 77,686,718.
•
At December 31, 2022, we had 45,675,968 ordinary shares outstanding of which 6,067,096 had a double voting right and no preferred shares. As a result, as of December 31, 2022 total voting rights amounted to 51,743,064.

17.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

Date	Type	Number of instruments outstanding as of 01/01/2024	Number of additionnal shares due to May 2024 modification (see Note 18.1)	Number of instruments granted	Number of free shares vested	Number of instruments voided	Number of warrants/shares outstanding as of 12/31/2024	Maximum of shares to be issued	Number of warrants/stock options exercisable as of 12/31/2024	Strike price per share in euros
03/24/2015	Stock Options	1,336,826	-	-	-	-	1,336,826	1,417,036	1,336,826	38.45
03/27/2015	BSA	50,000	-	-	-	-	50,000	53,000	50,000	38.45
09/08/2015	BSA	74,200	-	-	-	-	74,200	78,652	74,200	28.01
09/08/2015	Stock Options	1,301,000	-	-	-	-	1,301,000	1,379,060	1,301,000	27.55
03/14/2016	BSA	66,675	-	-	-	-	66,675	70,676	66,675	27.37
03/14/2016	Stock Options	1,261,336	-	-	-	-	1,261,336	1,337,016	1,261,336	22.44
10/28/2016	BSA	68,000	-	-	-	-	68,000	72,080	68,000	18.68
10/28/2016	Stock Options	1,440,646	-	-	-	-	1,440,646	1,527,085	1,440,647	17.90
10/11/2017	BSA	80,000	-	-	-	-	80,000	84,800	80,000	24.34
10/11/2017	Stock Options	665,000	-	-	-	-	665,000	704,900	665,000	22.57
10/08/2018	Stock Options	5,000	-	-	-	-	5,000	5,300	5,000	24.80
04/24/2019	Stock Options	919,291	-	-	-	15,000	904,291	958,548	904,291	18.25
11/06/2019	Stock Options	30,000	-	-	-	-	30,000	31,800	30,000	11.06
07/20/2020	Stock Options	17,000	-	-	-	-	17,000	18,020	17,000	15.12
08/05/2020	Stock Options	129,000	-	-	-	15,000	114,000	120,840	114,000	14.62
09/11/2020	Stock Options	45,000	-	-	-	45,000	-	-	-	14.36
11/05/2020	Stock Options	20,500	-	-	-	-	20,500	21,730	20,500	14.62
03/04/2021	Stock Options	684,347	-	-	-	29,466	654,881	694,174	613,877	19.44
03/05/2021	Free shares	234,202	-	-	204,334	29,080	788	788	-	-
04/13/2021	Stock Options	27,465	-	-	-	-	27,465	29,113	25,462	16.07
05/12/2021	Free shares	2,000	120	-	2,120	-	-	-	-	-
05/12/2021	Stock Options	3,500	-	-	-	656	2,844	3,014	2,844	14.36
05/28/2021	Free shares	140,025	7,922	-	135,982	11,964	- 0	- 0	-	-
05/28/2021	Stock Options	25,000	-	-	-	-	25,000	26,500	21,875	12.69
09/30/2021	Free shares	3,425	80	-	239	3,266	-	-	-	-
09/30/2021	Stock Options	6,950	-	-	-	6,500	450	477	366	11.51
10/13/2021	Free shares	4,500	270	-	-	4,770	-	-	-	-
10/13/2021	Stock Options	9,000	-	-	-	9,000	-	-	-	10.29
11/25/2021	Free shares	2,100	126	-	-	2,226	-	-	-	-
11/25/2021	Stock Options	4,500	-	-	-	1,406	3,094	3,279	3,094	8.81
03/03/2022	Free shares	237,062	13,902	-	-	58,504	192,460	192,460	-	-
03/03/2022	Stock Options	666,542	-	-	-	167,497	499,045	528,988	316,190	4.41
03/29/2022	Free shares	1,900	114	-	-	-	2,014	2,014	-	-
03/29/2022	Stock Options	3,400	-	-	-	-	3,400	3,604	2,338	3.96
05/24/2022	Free shares	38,109	2,163	-	-	5,416	34,856	34,856	-	-
05/24/2022	Stock Options	37,580	-	-	-	-	37,580	39,835	25,063	3.48
11/08/2022	Free shares	30,000	1,800	-	-	31,800	-	-	-	-
11/08/2022	Stock Options	70,000	-	-	-	70,000	-	-	-	2.34
12/19/2022	Free shares	2,960	176	-	-	1,532	1,604	1,604	-	-
12/19/2022	Stock Options	2,065	-	-	-	810	1,255	1,330	943	2.09
01/24/2023	Free shares	319,105	17,814	-	-	59,382	277,538	277,538	-	-
01/24/2023	Stock Options	1,417,321	-	-	-	332,380	1,084,941	1,150,037	298,542	3.17
03/22/2023	Free shares	2,150	129	-	-	2,279	-	-	-	-
03/22/2023	Stock Options	4,300	-	-	-	4,300	-	-	-	1.91
05/04/2023	Stock Options	357,400	-	-	-	1,750	355,650	376,989	121,669	1.80
06/26/2023	Stock Options	53,190	-	-	-	6,438	46,753	49,558	18,509	1.74
01/25/2024	Stock Options	-	-	1,682,476	-	270,000	1,412,476	1,497,225	-	2.60
05/15/2024	Stock Options	-	-	643,450	-	71,825	571,625	571,625	-	2.82
06/26/2024	Stock Options	-	-	587,562	-	31,000	556,562	556,562	-	2.07
08/07/2024	Stock Options	-	-	100,000	-	-	100,000	100,000	-	1.90
09/05/2024	Stock Options	-	-	21,000	-	-	21,000	21,000	-	2.08

11/04/2024	Stock Options	-	-	19,675	-	-	19,675	19,675	-	1.70

	Total	11,899,572	44,615	3,054,163	342,675	1,288,246	13,367,429	14,062,787	8,885,243

17.3 Non-controlling interests

Non-controlling shareholders held a 52% interest in Calyxt as of May 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards. On June 1, 2023, as Calyxt was deconsolidated and as a result, we derecognized non-controlling interests in Calyxt. Since June 1, 2023, the Group has held a 100% interest in all fully consolidated entities.

Note 18. Share-based payments

18.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, risk free rates, and dividend yield. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Following AstraZeneca's equity investment of 28 million shares on May 3, 2024, including 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares, the board of directors implemented measures to protect the interests of the holders of share warrants, stock options and free shares (in accordance with the provisions of article L. 228-99 3° of the French Code de commerce). The board of directors, assisted by an independent expert, concluded it was necessary to adjust the rights of holders of share warrants, stock options and free shares, on the basis of an adjustment ratio set at 1.06x. Stock options and share warrants ("BSA") outstanding as of May 3, 2024 benefited from an increase in their conversion ratio from 1 share to 1.06 share per option/warrant exercised. Holders of free shares outstanding as of May 3, 2024 benefited from a 6% increase in the number of free shares granted. The additional stock-based compensation expense is $0.1 million for the year 2024.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

For the twelve-month period ended December 31,
	2023	2024

Weighted-Average fair values of stock options granted	1.65	€1.41	€
Assumptions:
Risk-free interest rate	2.45% - 2.75%	2.51% - 2.99%
Share entitlement per options	1	1 - 1.06
Exercise price	1.74€ - 3.17€	1.70€ - 2.82€
Underlying stock price at grant date	1.70€-3.09€	1.67€-2.76€
Expected volatility	63.7% - 64.4%	64.6%- 65.2%
Expected term (in years)	6.03 - 6.15	6.03 - 6.17
Vesting conditions	Performance & Service or Service	Performance & Service or Service
Vesting period	Graded	Graded

Our vesting performance conditions comprise a mix of financial, manufacturing and clinical objectives to be met.

Information on stock option activity follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share (in €)	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average contractual Life (in years)

Balance as of December 31, 2022	7,400,519	24.58	8,787,264	22.31	4.6y
Granted		-	1,835,411	2.86
Exercised		-	-	-
Forfeited or Expired		-	(79,516)	22.86

Balance as of December 31, 2023	7,913,183	23.63	10,543,159	18.92	4.6y
Granted	-	-	3,054,163	2.51	-
Exercised	-	-	-	-	-
Forfeited or Expired	-	-	(1,078,028)	4.50	-
	-	-	-	-	-
Balance as of December 31, 2024	8,546,368	22.34	12,519,294	16.16	4.6y

Share-based compensation expense related to stock option awards was $2.6 million in 2024, $2.3 million in 2023 and $2.6 million in 2022.

On January 25, 2024, the Board of Directors granted 1,682,476 stock options to executive employees. These stock options will vest over three years based on both service and performance conditions.

On May 15, 2024, the Board of Directors granted 643,450 stock options to non executive employees. These stock options will vest over three years solely based on service conditions.

On June 26, 2024, the Board of Directors granted 587,562 stock options to executive and non executive employees. These stock options will vest over three years solely based on service conditions for options granted to non-executive employees, while vesting of options granted to executive employees include both service and performance conditions.

On August 7, 2024, the Board of Directors granted 100,000 stock options to an executive employee. These stock options will vest over three years based on both service and performance conditions.

On September 5, 2024, the Board of Directors granted 21,000 stock options to non executive employees. These stock options will vest over three years solely based on service conditions.

On November 4, 2024, the Board of Directors granted 19,675 stock options to non executive employees. These stock options will vest over three years solely based on service conditions.

Warrants

The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2016	2017

Weighted-Average fair values of warrants granted	9.33€	13.20€
Assumptions:
Risk-free interest rate	0.00% - 0.04%	0.12%
Share entitlement per options	1	1
Exercise price	18.68€ - 27.37€	24.34€
Grant date share fair value	16.42€ - 22.48€	24.95€
Expected volatility	62.8% - 63.1%	64.7%
Expected term (in years)	6	6
Vesting conditions	Service	Service
Vesting period	Graded	Graded

No non-employee warrants (or “Bons de Souscriptions d’Actions” or “BSAs”) have been granted during the periods presented.

Information on warrants activity follows:

	Warrants Exercisable	Weighted-Average Exercise Price Per Share (in €)	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life

Balance as of December 31, 2022	896,225	27.18	896,225	27.18	3.3	y
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	557,350	27.48	557,350	27.48

Balance as of December 31, 2023	338,875	26.69	338,875	26.69	2.4	y
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or Expired	-	-	-	-

Balance as of December 31, 2024	338,875	26.69	338,875	26.69	1.4	y

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards in 2024, 2023 and 2022.

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

The free shares granted since 2021 are subject to a three-year vesting period for all employees based on service conditions. Free shares granted to executive officers are also subject to performance conditions.

Our vesting performance conditions comprise a mix of financial, manufacturing and clinical objectives to be met.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance as of December 31, 2022	909,113	11.18
Granted	342,900	3.08
Vested	(167,433)	22.45
Cancelled	(67,042)	11.40

Unvested balance as of December 31, 2023	1,017,538	6.59
Granted	-	-
Additional shares due to May 2024 modification	44,650	1.71
Vested	(342,675)	11.89
Cancelled	(210,219)	6.00
		-
Unvested balance as of December 31, 2024	509,295	2.84

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to Cellectis' free shares awards was $0.5 million in 2024, $2.9 million in 2023 and $3.5 million in 2022.

No free shares were granted in 2024.

18.2 Detail of Calyxt equity awards

Prior to Calyxt’s deconsolidation, stock and share-based compensation expenses related to Calyxt equity awards until May 31, 2023 were classified as discontinued operations.

For the period prior to the Calyxt merger, stock and share-based compensation expense has been estimated considering the existence of vesting acceleration and exit event clauses in the equity award agreements and the probability of the events occurring, as the merger constitutes a triggering event of these clauses under the terms of certain equity award agreements.

Stock-based compensation expense related to stock option awards was $1.8 million and $0.9 million for the year ended December 31, 2023 and 2022, respectively. This increase is mainly due to the inclusion in the estimated expense of accelerated vesting clauses in connection with the merger.

Share-based compensation expense related to restricted stock unit awards was $2.4 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively. This increase is mainly due to the inclusion in the estimated expense of accelerated vesting clauses in connection with the merger.

Share-based compensation expense related to performance stock unit awards was a reversal of $0.3 million mainly due to departures, compared to an expense of $0.3 million for the year ended December 31, 2023 and 2022, respectively.

Note 19. Earnings per share

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

Detail of earnings per share

	For the year ended December 31,
	2022	2023	2024

Net income (loss) attributable to shareholders of Cellectis (€ in thousands)	(106,139)	(101,059)	(36,761)
Net income (loss) attributable to shareholders of Cellectis from discontinued operations (€ in thousands)	(7,451)	15,776	-
Weighted average number of outstanding shares, used to calculate basic net result per share	45,547,359	57,012,815	90,566,346
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(2.33)	(1.77)	(0.41)
Basic and diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.16)	0.28	-

As of December 31, 2024, the potential shares that could potentially dilute basic earnings per share in the future but were not included in the calculation of the diluted net loss per share as their effect would be anti-dilutive consist of:

As of December 31,
2024
Number of potential shares which could be issued upon:
- exercise of outstanding stock options granted to employees and directors	13,194,320
- vesting of free shares granted to employees and directors	509,260
- exercise of outstanding warrants ("BSA") granted to employees and directors	359,208
- exercise of outstanding warrants ("BSA") granted to BEI (see note 14.1)	4,850,667
Total number of potential shares which could be issued	18,913,454

Note 20. Provisions

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

Defined benefit plans (retirement indemnities)

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

Actuarial gains or losses are recognized in other comprehensive loss for the year in which they occur.

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•
When the entity can no longer withdraw the offer of those benefits; and
•
When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	As of January 1, 2023	Additions	Amounts used during the period	Reversals	OCI	As of December 31, 2023
	$ in thousands
Retirement indemnities	2,390	327	-	-	(517)	2,200
Employee litigation and severance	234	-	-	-	8	242
Commercial litigation	72	503	-	-	13	588
Provision for tax litigation	-	615	-	-	13	628
Other provision for charges	171	102	-	-	8	281
Total	2,867	1,547	-	-	(473)	3,940
Non-current provisions	2,390	327	-	-	(517)	2,200
Current provisions	477	1,219	-	-	44	1,740

	As of January 1, 2024	Additions	Amounts used during the period	Reversals	OCI	As of December 31, 2024
	$ in thousands
Retirement indemnities	2,200	243	-	(1,200)	(129)	1,115
Employee litigation and severance	242	-	(11)	(39)	(12)	180
Commercial litigation	588	-	-	-	(35)	553
Provision for tax litigation	628	-	(615)	-	(13)	-
Other provision for charges	281	26	(184)	(18)	(10)	95
Total	3,940	269	(810)	(1,258)	(199)	1,942
Non-current provisions	2,200	243	-	(1,200)	(129)	1,115
Current provisions	1,740	26	(810)	(57)	(70)	828

During the year ended December 31, 2024, movements in provisions were mainly due to the use of a tax litigation provision of $0.6 million which was paid, and an adjustment of $1.2 million on prior service costs related to a retirement indemnity plan amendment.

During the year ended December 31, 2023, additions mainly relate to commercial litigation for $0.5 million with a law firm, a provision on research tax credits for 2015 and 2016 of $0.6 million as a result of the Court of Appeal's ruling on research tax credits for 2017 and 2018, and $0.3 million of service and interest costs related to pensions. Over the same period, a reduction of $0.5 million in provisions was recorded against OCI, including $0.5 million relating to the revision of actuarial assumptions used to calculate our pension obligations, mainly turnover assumptions which had a $0.6 million effect.

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans, with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans.

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. The Group accounts for this obligation as defined benefit plan and recognizes a liability estimated based on the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final.

The estimation of the retirement indemnity payable to employees is based on the compensation table provided for in the collective bargaining agreement applicable to Cellectis S.A.

As part of the estimation of our obligations, the following assumptions were used for all categories of employees:

	2022	2023	2024
% social security contributions	45.00%	47.13%	47.13%
Salary increases	2.50%	2.50%	2.50%
Discount rate	3.72%	3.53%	3.44%
Retirement age	65 years old	66 years old	66 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

A 0.5% increase in the discount rate would result in a $0.1 million decrease of the net defined benefit liability, whereas a 0.5% decrease in the discount rate would result in a $0.1 million increase of the net defined benefit liability.

The salary increases rate is based on an estimate of the rate that will be applied by the Company over the average term of the commitments, taking into account the Company's current salary policy as defined by the Compensation Committee.

A 0.5% increase in the salary increase rate would result in a $0.1 million increase in the net defined benefit liability, whereas a 0.5% decrease of the salary increase rate would result in a $0.1 million decrease of the net defined benefit liability.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2022	(4,073)
Current service cost	(512)
Interest cost	(43)
Benefit paid	-
Actuarial gains and losses	2,227
Reclassification/CTA	11
As of December 31, 2022	(2,390)
Current service cost	(237)
Interest cost	(90)
Benefit paid	-
Actuarial gains and losses	597
Reclassification/CTA	(80)
As of December 31, 2023	(2,200)
Current service cost	(167)
Past service cost	1,200
Interest cost	(76)
Benefit paid	-
Actuarial gains and losses	129
As of December 31, 2024	(1,115)

United States of America

There is no defined benefit plan for Cellectis S.A.’s subsidiaries located in the United States.

The Group has immaterial defined contribution retirement plans for its U.S. employees.

Note 21. Off-Balance Sheet Commitments

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

Details of off-balance sheet commitments

As of December 31, 2024	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Clinical & Research and Development agreements	67	67	-	-	-
IT licensing agreements	1,177	288	889	-	-
Total commitments	1,244	355	889	-	-

Calyxt Lease Guaranty

In addition to the amounts stated in the above table, in September 2017 Cellectis provided a guaranty on the lease agreement that Calyxt entered into for its headquarters in Roseville, Minnesota. The lease has a term of twenty years with four options to extend its term for five years.

Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of Calyxt’s outstanding common stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2024, our lease guaranty represents a potential obligation in the amount of $21.4 million over the remaining 13 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend the lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

Obligations under the terms of license and collaboration agreements

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of IT licensing agreements

We have entered into cloud-computing arrangements which are accounted for as service contracts. Under these arrangements; we have obligations to pay quarterly fixed fees per active number of user licenses.

Note 22. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2024, as described in Note 4.5.

Short-term employee benefits paid to key management personnel totaled to $4.8 million in the fiscal year 2022, $5.3 million in the fiscal year 2023 and $5.5 million in the fiscal year 2024.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 1,724,726 securities in share-based compensation (free shares and stock options) over the year ended December 31, 2024. The associated non-cash stock-based compensation expense of $1.1 million was recognized for 2024.

Transactions with related parties having significant influence over the Group

During the fiscal year ended December 31, 2024, the Group conducted transactions with AstraZeneca, which is also a shareholder with significant influence over the Group. These transactions are detailed in Notes 2.6 and 4.1.

Outstanding balances with AstraZeneca as of December 31, 2024 are as follows:

AstraZeneca
ASSETS	$ in thousands
Total non-current assets	-
Trade receivables	6,053
Total current assets	6,053
TOTAL ASSETS	6,053
LIABILITIES
Non-current financial liabilities	-
Total non-current liabilities	-
Current financial liabilities	-
Deferred income and contract liabilities	112,155
Total current liabilities	112,155
TOTAL LIABILITIES	112,155

Transactions with other related parties

Bpifrance, which is a shareholder of Cellectis without significant influence, participated in a bank syndicate that granted to Cellectis a State-Guaranteed loan (“Prêt Garanti par l’Etat”, or “PGE”). During the fiscal years ended 2024, we made payments of $1.6 million in principal and $0.1 million in interest pursuant to the PGE loan.

We also entered into agreements with Bpifrance, to provide:

•
a financing of 80% of our tax receivables related to the 2021 and 2022 Research Tax Credit ("Crédit Impôts Recherche" or "CIR") income. Pursuant to these agreements, Bpifrance advanced €5.5 million and €5.3 million over the period from June 15, 2022 to June 15, 2023. The agreements were amended to extend the maturity to October, 15, 2025. We made payments of €0.5 million in interests during the years ended December 31, 2024.
•
a grant and refundable advance to partially support a R&D program related to Cellectis UCART 20x22 for up to €6.4 million subject to specific conditions (see note 14.1) . In 2023 and 2024, Cellectis received respectively €2.8 million and €2.5 million pursuant to this advance.

Outstanding balances with Bpifrance were as follows:

BPI
ASSETS	$ in thousands
Total non-current assets	-
Total current assets	-
TOTAL ASSETS	-
LIABILITIES
Non-current financial liabilities	4,358
Total non-current liabilities	4,358
Current financial liabilities	12,716
Total current liabilities	12,716
TOTAL LIABILITIES	17,074

Note 23. Subsequent events

We have no subsequent event to report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
	By:	André Choulika
	Title:	Chief Executive Officer

Date: March 13, 2025