Form 20-F/A
period 2024-12-31
Cellectis S.A.
filed 2025-03-14
CIK 1627281

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
Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one	“CLLS”	Nasdaq Global Market
American Depositary Shares, each representing one
Ordinary shares, nominal value €0.05 per share*		Nasdaq Global Market*

*	No t for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of the issuer’s classes of capital stock as of the close of the period covered by the annual report.
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

Table of Contents
EXPLANATORY NOTE
Cellectis S.A. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) on Form
20-F/A
to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Original Form
20-F”),
which was originally filed with the Securities and Exchange Commission (“SEC”) on March 14, 2025.
This Amendment No. 1 is being filed solely to provide (i) an updated Exhibit 15.1 (Consent of KPMG SA) to correct an administrative error in such Exhibit 15.1 in the Original Form
20-F,
where the conformed signature of KPMG SA was inadvertently omitted and (ii) an updated Exhibit 15.2 (Consent of Ernst & Young et Autres) to correct an administrative error in such Exhibit 15.2 in the Original Form
20-F,
where the incorrect date of the consent was inadvertently included. The updated consents are included with this Amendment No. 1.
This Amendment No. 1 speaks as of the date of the Original Form
20-F.
Except as described above, the Company has not modified or updated disclosures made in the Original Form
20-F
in this Amendment No. 1. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of the Original Form
20-F
or modify or update any disclosures affected by subsequent events.
This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, Exhibits 12.1 and 12.2 (new certifications by the Company’s principal executive officer and principal financial officer as required by Rule
12b-15
under the Securities Exchange Act of 1934, as amended) and the updated Exhibits 15.1 and 15.2.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date

1.1#	By-laws (Statuts) of the registrant	20-F	001-36891	1.1	March 14, 2025

2.1#	Form of Deposit Agreement	F-1	333-202205	4.1	March 10, 2015

2.2#	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-202205	Included in 4.1	March 10, 2015

2.3#	Description of Securities registered under Section 12 of the Exchange Act	20-F	001-36891	2.3	March 14, 2025

4.1#*	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011	F-1	333-202205	10.6	March 12, 2015

4.1.1#*	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012	F-1	333-202205	10.6.1	March 12, 2015

4.1.2#*	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014	F-1	333-202205	10.6.2	March 12, 2015

4.1.3#*	Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015	20-F	001-36891	4.6.3	March 13, 2018

4.1.4#**	Fourth Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated November 4, 2022	20-F	001-36891	4.1.4	March 14, 2023

4.2#	Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014	20-F	001-36891	4.7	March 12, 2019

4.3#	Form Change in Control Agreement	20-F	001-36891	4.3	March 14, 2023

4.4#	2024 Employees Change of Control Plan, dated May 27, 2024	20-F	001-36891	4.4	March 14, 2025

4.5†#	2012 Free Share Plan	F-1	333-202205	10.13	March 10, 2015

4.6†#	2013 Free Share Plan	F-1	333-202205	10.14	March 10, 2015

4.7†#	2014 Free Share Plan	F-1	333-202205	10.15	March 10, 2015

4.8†#	2015 Free Share Plan	20-F	001-36891	4.16	March 10, 2015

4.9†#	2015 Stock Option Plan	20-F	001-36891	4.17	March 10, 2015

4.10†#	2016 Stock Option Plan	S-8	333-214884	99.1	December 2, 2016

4.11†#	2017 Stock Option Plan	S-8	333-222482	99.1	January 9, 2018

4.12†#	Free Share 2018 Plan	S-8 POS	333-222482	99.3	April 13, 2018

4.13†#	2018 Stock Option Plan	S-8	333-227717	99.1	October 5, 2018

4.14†#	Summary of BSA Plan	S-8	333-227717	99.2	October 5, 2018

4.15†#	Second Free Share 2018 Plan	S-8 POS	333-227717	99.3	March 4, 2021

4.16†#	2021 Stock Option Plan	S-8	333-258514	99.1	August 5, 2021

4.17†#	2021 Free Shares Plan	S-8	333-258514	99.2	August 5, 2021

4.18†#	2022 Stock Option Plan	S-8	333-267760	99.1	October 6, 2022

4.19†#	2022 Free Shares Plan	S-8	333-267760	99.2	October 6, 2022

4.20†#	2023 Stock Option Plan	S-8	333-273777	99.1	August 7, 2023

4.21†#	2023 Free Shares Plan	S-8	333-273777	99.2	August 7, 2023

2

4.22#**	License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A. dated March 8, 2019	20-F/A	001-36891	4.25	April 25, 2019

4.23#**	License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019	20-F/A	001-36891	4.26	April 25, 2019

4.24#**	Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020	20-F	001-36891	4.26.1	March 5, 2020

4.25†#	2024 Stock Options Plan	S-8	333-284301	99.1	January 15, 2025

4.26†#	2024 Free Shares Plan	S-8	333-284301	99.1	January 15, 2025

4.27	[Reserved.]

4.28	[Reserved.]

4.29#	Sales Agreement, dated as of March 29, 2021, by and between Cellectis S.A. and Jefferies LLC	6-K	001-36891	1.1	March 29, 2021

4.29.1#	Amendment No. 1 to the Sales Agreement between Jefferies LLC and Cellectis S.A., dated January 4, 2023	6-K	001-36891	1.2	January 4, 2023

4.30#**	Credit Facility Agreement between the European Investment Bank and Cellectis S.A., dated December 28, 2022	20-F	001-36891	4.26	March 14, 2023

4.31#**	Joint Research and Collaboration Agreement dated November 1, 2023 between Cellectis S.A. and AstraZeneca Ireland Limited	6-K	001-36891	99.1	November 9, 2023

4.32#**	Initial Investment Agreement dated November 1, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A.	6-K	001-36891	99.2	November 9, 2023

4.33#**	Subsequent Investment Agreement dated November 14, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A	6-K	001-36891	99.3	November 9, 2023

4.34#**	Subscription Agreement for Warrants to be issued by Cellectis S.A. dated March 30, 2023	20-F	001-36891	4.34	March 14, 2025

8.1#	List of subsidiaries of the registrant	20-F	001-36891	8.1	March 14, 2025

11.1#	Insider Trading Policy	20-F	001-36891	11.1	March 14, 2025

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith

13.1#	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	001-36891	13.1	March 14, 2025

13.2#	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20-F	001-36891	13.2	March 14, 2025

15.1	Consent of KPMG SA (PCAOB #1253)				Filed herewith

15.2	Consent of Ernst & Young et Autres (PCAOB # 1704)				Filed herewith

97.1#	Compensation Recoupment Policy of Cellectis	20-F	001-36891	97.1	March 14, 2025

101	The following materials from Cellectis S.A.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Consolidated Financial Position, (ii) the Statements of Consolidated Operations, (iii) the Statements of Consolidated Comprehensive Income (Loss), (iv) the Statements of Consolidated Cash Flows, (v) the Statements of Changes in Consolidated Shareholders’ Equity, and (vi) Notes to the Consolidated Financial Statements.

104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Indicates a document previously filed with the Commission.
*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.
**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
By: André Choulika
Title: Chief Executive Officer

Date: March 14, 2025