Form 20-F
period 2025-12-31
Cellectis S.A.
filed 2026-03-20
CIK 1627281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

(Address of principal executive offices)

Marie-Bleuenn Terrier General Counsel

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

Outstanding capital stock as of December 31, 2025: 100,339,441 shares, nominal value €0.05 per share, comprising 72,339,441 ordinary shares, 10,000,000 class A convertible preferred shares (with voting rights) and 18,000,000 class B convertible preferred shares (with no voting rights).

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

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) to, “Cellectis,” the “Company,” “we,” “our,” and “us,” refer to Cellectis S.A. and its subsidiaries, taken as a whole (in the case of Calyxt, Inc., only until May 31, 2023), unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc., as of May 31, 2023) and its subsidiaries, taken as a whole. With respect to disclosures relating to the period before May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc., collectively. With respect to disclosures relating to the period after May 31, 2023, references to the “Group” refer to Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

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

Our audited consolidated financial statements have been prepared in accordance with IFRS® Accounting standards as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in U.S. dollars. All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

All references in this Annual Report to “$,” “U.S. dollars” and “dollars” mean U.S. dollars and all references to “€” and “euros” mean euros. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

Note Regarding Use of Non-IFRS Financial Measures

Cellectis presents Adjusted Net Income (Loss) attributable to shareholders of Cellectis in this Annual Report. Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS Accounting standards. We have included in this Annual Report a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS Accounting standards. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS Accounting standards. Some of these limitations are: (a) other companies, including companies in our industry which have similar stock-based compensations, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

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
•
We face substantial competition in our discovery, development and commercialization activities from competitors, many of whom have significantly greater resources than we do.
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
•
Servier’s discontinuation of its involvement in the development of the licensed CD19 Products may have adverse consequences
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
•
Because it is cost prohibitive to seek intellectual property protection on a global basis, our intellectual property protection in certain jurisdictions may not be as robust as in the United States, which may adversely impact our competitive position.
•
Other third parties may assert rights to inventions we develop or otherwise regard as our own.
•
Any dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could interfere with the development and commercialization of our products and our licensees' products or otherwise harm our business.

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
•
If we are classified as a PFIC for 2025 or any future taxable years, there may be adverse U.S. federal income tax consequences to U.S. holders.
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

We are a clinical-stage biopharmaceutical company and devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates and the advancement of our clinical trials. Investment in biopharmaceutical product development is highly speculative because it entails both substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. Our most advanced product candidates remain in clinical development. We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. As a result, we are not profitable and have incurred net losses in each period since our inception. For the year ended December 31, 2025, we reported a net loss of $67.6 million from continuing operations, our research and development expenses were $93.5 million. As of December 31, 2025, we had an accumulated deficit attributable to the shareholders of Cellectis of $334.1 million.

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

With cash and cash equivalents of $61.5 million and fixed-term deposits (classified as current financial assets) of $144.8 million in each case as of December 31, 2025, the Company believes its cash and cash equivalents, together with such fixed-term deposits, will be sufficient to fund its operations into the second half of 2027 and therefore for at least twelve months following the consolidated financial statements’ publication.

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

Unstable market, economic and geo-political conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in the past. These disruptions have resulted and may continue to result in severely diminished liquidity and credit availability, elevated inflationary pressures and interest-rate volatility, declines in consumer confidence, disruptions in access to bank deposits or lending commitments due to bank failures and uncertainty about economic stability, declines in economic growth, and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment, higher inflation, or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Our portfolio of corporate and government bonds would also be adversely impacted. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our operations, growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn or rising inflation, which could directly affect our ability to attain our operating goals on schedule and on budget. Moreover, persistent trade and policy uncertainty, ongoing geopolitical risks, and any deterioration in macroeconomic conditions or financial market volatility could adversely affect our business. Other international and geo-political events could also have a serious adverse impact on our business. In recent years, global financial markets have experienced volatility as a result of military and regional conflicts, such as the invasion of Ukraine by Russia and the Middle East conflict. Market volatility, or other market disruptions, could cause us to experience an inability to access additional capital or result in an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. While we cannot predict the broader consequences, these conflicts and retaliatory and counter-retaliatory actions could materially adversely affect global trade, currency exchange rates, inflation, regional economies, and the global economy, which in turn may increase our costs, disrupt our supply chain, impair our ability to raise or access additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Gene-editing remains relatively new technology, and if we are unable to use this technology in our intended applications, our revenue opportunities will be limited.

Our gene-editing technologies, including in particular our TALEN technology, involve a relatively new approach to gene editing, using sequence-specific deoxyribonucleic acid (DNA)-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may have difficulty creating nucleases for certain gene sequences that we may seek to target, which could limit the usefulness of our technology. Our technology may also not be shown to be effective in clinical studies that we or licensees of our technology may conduct, or may be associated with safety issues that may negatively affect our development programs. For instance, gene-editing may create unintended changes to the DNA such as a non-target site gene-editing, a large deletion, or a DNA translocation, any of which could lead to oncogenesis. In the ALPHA2 trial being conducted by our licensee, Allogene, Allogene observed a chromosomal abnormality, and the FDA placed Allogene’s clinical trials on hold following this observation. While Allogene reported that its investigation concluded that gene editing was not responsible for the chromosomal abnormality and the hold was resolved, we or our licensees may discover future abnormalities caused by gene editing or other factors that would impact our development plans.

In addition, the field of gene-editing is rapidly developing. Our competitors may introduce new technologies that render our technologies obsolete, uneconomical or less attractive. Similarly, our licensees may improve upon our technologies in ways that make our underlying technology, without such improvements, less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, any failures of such technology could adversely impact our programs. We also may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, many of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

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

We have concentrated our research, development and manufacturing efforts on our gene-edited CAR T-cell immunotherapy product candidates, and our future success depends on the successful development of this therapeutic approach. We are in the early stages of developing our UCART platform, and we have experienced significant development challenges, including with prior clinical holds by the FDA. There can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in fully or effectively deploying a sustainable, reproducible and scalable manufacturing process at our manufacturing facilities, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all. Our expectations with regard to the scalability and cost of manufacturing may change significantly as we further progress the development of our product candidates.

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

Our business and future success depends on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our most advanced product candidates lasme-cel and eti-cel, our ability to develop and manufacture product candidates for AstraZeneca, and the ability of our licensees or partners to advance the product candidates that they are developing pursuant to licenses from us. Because our lead product candidates, and UCART product candidates of our licensees or partners, are among the first allogeneic products to be clinically evaluated, the failure of any such product candidate, or the failure of other allogeneic T cell therapies, may impede our ability to develop our product candidates, and significantly influence physicians’ and regulators’ opinions in regards to the viability of our entire pipeline of allogeneic T cell therapies. If significant events, such as significant GvHD or chromosomal abnormality events, are observed with the administration of our or our licensees’ product candidates, or if any of the product candidates is viewed as less safe or effective than autologous therapies, our ability to develop other allogeneic therapies may be significantly harmed. We could be subject to clinical holds due to any unexpected observations or as a result of adverse patient outcomes or other issues.

Our therapeutic product candidates will require substantial additional clinical and non-clinical development, testing, and regulatory review and approval in multiple jurisdictions, substantial investment, implementation and scaling of our commercial manufacturing capabilities, and significant marketing efforts before we can generate any revenue from product sales. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate, with substantial evidence gathered in well-controlled clinical trials and to the satisfaction of regulatory authorities (including the FDA in the United States and the EMA in the EU) that the product candidate is safe and effective for use in each target indication. Following this extensive regulatory process, the manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to pursue commercialization.

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

For example, there have been adverse events (including, in some instances, patient deaths) in CAR-T trials conducted in the United States by our competitors as well as for example in our deprioritized AMELI-01 clinical study and now discontinued MELANI-01 clinical study, which have led to clinical trial holds or protocol-based pauses in patient recruitment. In addition, on October 7, 2021, the FDA placed a clinical hold on all of our licensee Allogene’s clinical trials following a chromosomal abnormality detected in ALLO-501A, which hold was removed by the FDA in January 2022. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to the respective product candidates and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays, stronger labeling for approved product candidates and a decrease in demand for any such product candidates.

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

In our on-going clinical trials, we utilize an anti-CD52 monoclonal antibody as part of a lymphodepletion regimen to be infused prior to infusing patients with our product candidates. We believe that using an anti-CD52 antibody in a lymphodepletion regimen may delay rejection of our allogeneic T cells by the patient’s immune system, and therefore improve the window of persistence during which such engineered allogeneic T cells can expand and actively target and destroy cancer cells. However, the anti-CD52 antibody may not have the benefits that we anticipate and could result in adverse effects or confounding effects. For instance, our lymphodepletion regimen, including the use of an anti-CD52 antibody, will cause a transient and sometimes prolonged immune suppression, which is associated with an increased risk of infection or viral reactivation that may be unable to be controlled and ultimately lead to other serious adverse events or death.

We currently use alemtuzumab, a monoclonal antibody that binds CD52, as the anti-CD52 antibody for our lymphodepletion regimen. Alemtuzumab is known to have risk of causing certain adverse events. On November 14, 2019, the EMA completed a pharmacovigilance review of alemtuzumab in the context of the treatment of multiple sclerosis (Lemtrada®) following reports of immune-related disorders and cardiovascular disorders, including fatal cases. Among other things, the EMA recommended that alemtuzumab not be used in patients with certain heart, circulation or bleeding disorders or in patients who have autoimmune disorders other than multiple sclerosis. The EMA also recommended that alemtuzumab only be given in a hospital with ready access to intensive care facilities and specialists who can manage serious adverse reactions. In each of June 2021 and June 2022, the European Commission decided to update the product information of Lemtrada® to add additional adverse reaction warnings. Because of the risk of autoimmunity, infusion reactions, and malignancies, Lemtrada® is available in the United States only through restricted distribution under an FDA-approved and mandated Risk Evaluation and Mitigation Strategy (REMS) Program. Moreover, in the ALPHA3 study sponsored by Allogene, testing cema-cel, Allogene reported a grade 5 adverse event in the fludarabine and cyclophosphamide (FC) plus ALLO-647 (an anti-CD52 monoclonal antibody) arm, attributed to the use of ALLO-647. Following this event, Allogene announced, in August 2025, that it has selected standard FC as the lymphodepletion regimen to be used in its ALPHA3 study. The arm testing FC plus ALLO-647 is now closed to further enrollment.

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

Although our two in-house manufacturing facilities in Paris, France, and Raleigh, North Carolina, are both operational for manufacturing of clinical supplies, we may not be able to effectively scale our manufacturing to meet our anticipated commercial needs, in the event that any of our product candidates are approved. We continue to rely on third parties to manage other aspects, including the supply of donor cells, some testing, as well as distribution and release logistics. We do not have long-term agreements in place with such third parties for these testing, distribution and logistics activities. Accordingly, there can be no assurance that we will not experience supply or manufacturing disruptions in the future and any such issues may limit our ability to recruit new patients for our clinical trials.

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

Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.

Under the License, Development and Commercialization Agreement dated March 6, 2019, between us and Les Laboratoires Servier SAS and Institut de Recherches Internationales Servier SAS (collectively, “Servier”), as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier currently holds an exclusive (subject to the arbitral tribunal's decision) worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A, in the field of anti-tumor adoptive immunotherapy (collectively, excluding the UCART19 V1, “CD19 Products”). The exclusive rights for the development and commercialization of CD19 Products in the United States have been sublicensed by Servier to Allogene.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. In May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. Pursuant to this amendment, the parties to the amendment and settlement agreement extended the licensed territory to the European Union and the United Kingdom and Allogene has been granted an option to extend its licensed territory to China and Japan subject to certain conditions.

On December 15, 2025, following arbitration that we initiated through the Centre de Médiation et d'Arbitrage de Paris, we announced that an arbitral tribunal ordered the partial termination of the Servier License Agreement with respect to the first version of the UCART19 Product ("UCART19V1"), and provided that Cellectis shall, at Allogene's request, engage in good-faith negotiation regarding the grant of a direct license over the UCART19V1 product.

Because of the Servier's discontinuation of its involvement in the development of CD19 Products, the development and commercialization of the CD19 Products may be delayed.

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

As of December 31, 2025, we had 229 full-time employees. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.

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

Risks Relating to our Relationship with AstraZeneca

AstraZeneca has significant influence over us.

AZ Holdings is our single largest shareholder, holding 16,000,000 ordinary shares, 10,000,000 “class A” convertible preferred shares (“Class A Preferred Shares”), which vote together with our ordinary shares, and 18,000,000 “class B” convertible preferred shares (“Class B Preferred Shares”), which are non-voting prior to conversion. AZ may convert the Class A Preferred Shares at its option at any time into ordinary shares and may convert the Class B Preferred Shares at its option upon 12 months prior notice into ordinary shares. As of December 31, 2025, considering the ordinary shares held by AZ Holdings as well as all Class A Preferred Shares, which AZ Holdings has the right to acquire within the next 60 days, AZ Holdings beneficially owns approximately 32% of our ordinary shares. As of December 31, 2025, considering the ordinary shares held by AZ Holdings and giving effect to the conversion of all Class A Preferred Shares and Class B Preferred Shares without regarding for when they may first be converted, AZ Holdings would beneficially own approximately 44% of our ordinary shares. As of December 31, 2025, AZ Holdings may exercise voting power with respect to approximately 40% of the voting rights outstanding with respect to our share capital (inclusive of (i) the ordinary shares held by AZ Holdings and (ii) the voting rights of the Class A Preferred Shares, which vote together with our ordinary shares). In light of such ownership and voting power, AstraZeneca may be in a position to exercise significant influence over matters affecting shareholders or requiring shareholder approval, including the election of the board of directors of the Company, amendments to our By-laws, and any delegation to the board of directors of the power to issue new shares or other equity.

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

Further, AZ Ireland is a significant collaboration partner for the Company. Pursuant to the Joint Research and Collaboration Agreement with AZ Ireland dated November 1, 2023 (the "AZ JRCA"), 25 genetic targets have been exclusively reserved for AZ Ireland, from which up to 10 candidate products could be explored for development, and AZ Ireland will have an option for a worldwide exclusive license on these candidate products.

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

These various regulatory authorities, review committees and advisory groups, their rules and guidelines, as well as new or revised rules or guidelines that they promulgate or recommend from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAR T-cell immunotherapy product candidates is nascent and evolving, we may face even more cumbersome and complex regulations or requirements than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

As we or our licensees or partners advance product candidates, we and they will be required to consult with these regulatory groups and comply with all applicable guidelines, rules and regulations. Because under our collaboration agreements, the studies are or will be most of the time sponsored by our licensees, they are directly interacting with the relevant regulatory agencies and we are not able to lead or control such interactions. Some of the discussions among our licensees or partners and relevant regulatory agencies could generate additional unexpected requirements from regulatory agencies that may apply to our wholly-controlled UCART product candidates, including UCART22 and UCART 20x22 and could lead to potential delays or additional requirements, such as additional studies or modifications to our controlled clinical studies.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory requirements.

Even if we obtain regulatory approval in a jurisdiction for the product candidates we develop, the approval will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information. Any regulatory approvals received for the product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical studies, and surveillance to monitor the safety and efficacy of the product. For example, the holder of an approved BLA in the United States is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. Similarly, in the EU, pharmacovigilance obligations are applicable to all medicinal products. In particular, any marketing authorization holder has legal obligations to continuously collect data and conduct pharmacovigilance, i.e., the activities relating to the detection, assessment, understanding and prevention of adverse reactions and other medicine-related problems. Data have to be transmitted to the authorities within defined timelines, and any emerging concern about the benefit-risk balance has to be notified immediately. If necessary, competent authorities may request further investigations, including formal studies. Regulatory procedures exist for updating product information and implementing other safety measures. In addition to those obligations, holders of a marketing authorization for gene or cell therapy products must detail, in their application, the measures they envisage to ensure follow-up of the efficacy and safety of these products. In cases of particular concern, marketing authorization holders for gene or cell therapy products in the EU may be required to design a risk management system with a view to identifying, characterizing, preventing or minimizing risks related to those products, and may be obliged to carry out post-marketing studies and submit them to the EMA for review. In the United States, the holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar provisions apply in the EU. In particular, any amendment to the marketing authorization (e.g., manufacturing processes, therapeutic indication(s), product information, etc.) must be reviewed by the EMA for medicinal products having received a centralized marketing authorization valid across the entire EU. Advertising and promotional materials must comply with FDA regulations and are subject to submission to FDA, in addition to other potentially applicable federal and state laws. Similarly, in the EU any promotion of medicinal products is highly regulated. For example, in the EU, it is prohibited to promote prescription medicinal products to the general public and is permitted exclusively to healthcare professionals under strict conditions (including for example the prohibition of any off-label promotion). Additional and stricter rules may apply to promotional materials and activities, depending on the specific jurisdiction involved, and these may require their prior vetting by the competent national regulatory authorities.

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

If we or our licensees or partners fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, competent authorities may:

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

Any of the foregoing regulatory actions could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit the ability to commercialize products and generate revenues. In addition, the FDA policies or its interpretations of existing laws or regulations, and policies, laws, and regulations of foreign regulatory agencies, may change and additional government laws or regulations may be enacted, or policy shifts occur, that could prevent, limit or delay regulatory approval of product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our licensees or partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our licensees or partners are not able to maintain regulatory compliance, marketing approval that has been obtained may be lost and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

Similarly in the EU, a biosimilar is typically defined as a biological medicine similar to another already approved biological medicine. Developers of biosimilars are required to demonstrate by the best possible means, ensuring that the previously proven safety and efficacy of the reference medicinal product also applies to the biosimilar that:

•
their biological medicine is highly similar to the reference medicine in physicochemical and biological terms, notwithstanding natural variability inherent to all biological medicines. Any observed differences have to be duly justified with regard to their potential impact on safety and efficacy.

Biosimilars can only be commercialized in the EU once the period of market exclusivity on the reference medicine has expired. In general, this means that the biological reference medicine must have been authorized for at least eight years before another company can apply for approval of a similar biological medicine (that protection is referred to data exclusivity). Also, this typically means that the biological reference medicine must have been commercialized for at least ten years before another company’s biosimilar medicine can be commercialized (that protection is referred to as market exclusivity). The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are deemed to bring a significant clinical benefit in comparison with existing therapies. However, data and market exclusivity can be challenged under certain circumstances and there is therefore no guarantee that our products will benefit from the associated protection. Furthermore, it is expected that these periods will be shortened as a result of a reform of the EU pharmaceutical legislative package. Indeed, on December 11, 2025, the European Parliament and the Council reached a political agreement on the proposed revision of several legislative instruments related to medicinal products. Amongst other things, the revision will amend the duration of the data and market exclusivity. The political agreement is awaiting formal approval by the European Parliament and the Council to become law.

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

The FDA or other regulatory authority, as applicable, may delay, limit or deny approval of our product candidate applications for many reasons, including disagreement with clinical trial design or implementation, determinations that a product candidate is not sufficiently safe or efficacious, objections to the statistical significance of data or our interpretation of data, objections to the production, formulation or labeling of our product candidates, and any other discretionary factors such regulators deem relevant.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, which would significantly harm our business, results of operations and prospects. In addition, even if we or our licensees or partners were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, subject to approval to conditions, and may not approve the price and/or reimbursement level we hope to obtain for our products (in jurisdictions where pricing and/or reimbursement is subject to regulatory approval), may grant approval contingent on the performance of costly post-marketing clinical studies, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

We plan to seek orphan drug status for some or all of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with such status, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Although we intend to seek orphan product designation for some or all of our product candidates, we may never receive such designations for requested product candidates.

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

In the EU, orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and applicants can benefit from specific regulatory assistance and scientific advice. Products receiving orphan designation in the EU can receive ten years exclusivity from the date on which they are granted a market authorization in the EU, during which time EU and national authorities cannot accept an application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar medicinal product. The period of orphan exclusivity is extended by two years for orphan drug products that have also complied with an agreed Pediatric Investigation Plan (Article 37 of the Paediatric Regulation, Regulation (EC) No 1901/2006). However, the 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the prevalence of the condition has increased above the orphan designation threshold or it is judged that the product is sufficiently profitable so as not to justify maintenance of orphan exclusivity. Additionally, marketing authorization may be granted to a similar product for the same therapeutic indication at any time if:

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

Orphan exclusivity will be reviewed under new rules that are expected to enter into force in the EU. Indeed, on December 11, 2025, the European Parliament and the Council reached a political agreement on the proposed revision of several legislative instruments related to medicinal products, including orphan and pediatric products. While orphan medicinal products addressing a disease with no current available medicinal treatment (“breakthrough orphan medicinal products”) would benefit from up to eleven years of market exclusivity, the revision could adversely affect the exclusivity period for our products. The political agreement is awaiting formal approval by the European Parliament and the Council to become law.

The FDA and the European Commission have granted orphan drug designation to UCART22 and the FDA has granted orphan drug designation to CLLS52 for the treatment of acute lymphoblastic leukemia.

If we do not obtain orphan exclusivity for our products that do not have broad patent protection or if despite obtaining orphan drug designation (such as for UCART22 and CLLS52), we subsequently lose orphan drug exclusivity, our competitors may sell the same drug to treat the same condition and our revenues will be significantly reduced.

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

The ACA expanded health care coverage through Medicaid expansion and the implementation of a tax penalty for individuals who do not maintain mandated health insurance coverage (the so-called ‘individual mandate’). The ACA also contains a number of provisions that affect coverage and reimbursement of drug products. We cannot predict changes to the ACA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.

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

Likewise, in many EU Member States, legislators and other policymakers continue to propose and implement healthcare cost-containing measures in response to the increased attention being paid to healthcare costs in the EU. Certain of these changes could impose limitations on the prices we will be able to charge for our products and any approved product candidates or the amounts of reimbursement available for these products from governmental and private third-party payers, may increase the tax obligations on pharmaceutical companies or may facilitate the introduction of generic competition with respect to our products. Further, an increasing number of EU countries Member States and other non-U.S. countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. If the price of one of our products decreases substantially in a reference price country, that could impact the price for such product in other countries. Consequently, a downward trend in prices of our products in some countries could contribute to similar downward trends elsewhere, which would have a material adverse effect on our revenues and results of operations. Also, in order to obtain reimbursement for our products in some countries, we may be required to conduct clinical studies that compare the cost-effectiveness of our products to other available therapies.

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

In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of a biopharmaceutical product is subject to government control and reimbursement may in some cases be unavailable or offered on financially unacceptable conditions. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the EU do not follow price structures of the United States and generally tend to have significantly lower prices. In addition, the lower prices in the EU could end up lowering our US prices too through mechanisms such as the Most Favored Nation (MFN).

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

Similarly, in the EU, Directive (EU) 2017/1572, Regulation (EU) No 1252/2014 and Regulation (EU) 2017/1569 lay down the principles and guidelines of cGMP in respect of active substances for medicinal products for human use as well as investigational and medicinal products for human use and require that products are consistently produced and controlled in accordance with the applicable quality standards. EU legislation also requires that medicinal products and investigational medicinal products that are imported from third countries are manufactured in accordance with standards at least equivalent to the GMP standards laid down in the EU. These rules, together with the detailed EU Guidelines on cGMP that are laid down in EudraLex—Volume 4, provide guidance on, inter alia, quality management, personnel, premises, documentation, production operations, quality control, outsources activities, complaints and product recall and self-inspection. GMP inspections are performed by the competent authorities of the EU Member States, and are coordinated by the EMA in the case of medicinal products that are authorized through the EU centralized procedure. Furthermore, specific guidance laying down GMP requirements for the manufacturing of ATMPs that have been granted a marketing authorization and of ATMPs used in a clinical trial setting have been adopted by the EMA.

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

Risks Related to Calyxt, Inc.

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (the "Merger"). Following the closing of the Merger, effective on June 1, 2023, the combined company operates under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% upon the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt is therefore no longer consolidated since June 1, 2023 and continues to be presented as the results of discontinued operations until that date. Subsequently, Cellectis disposed of its remaining equity interest in Cibus.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Cibus, Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Cibus’ lease agreement with respect to its Minnesota offices, which we provided in favor of the landlord of that property. As of December 31, 2025, our lease guaranty represents potential obligation in the amount of $19.9 million over the remaining 12 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend Cibus’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof. However, due to the potential amount of the payment obligation and the uncertainty about Cibus's ability to make payments under or indemnify us in connection with the lease and guaranty, this indemnification may not be sufficient to cover the possible payment obligation arising out of this guaranty. Moreover, Cibus's most recent financial statements included in its quarterly report on Form 10-Q for the quarter ended September 30, 2025 note that there is substantial doubt about Cibus's ability to continue as a going-concern for at least one year from the date of issuance of those financial statements.

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

The patent positions of biotechnology and biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological and biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. For example, in February 2022, following an opposition before the European Patent Office, the EP3004349 patent entitled “a method for producing precise DNA cleavage using CAS9 double nickase activity” was revoked. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any such patents and patent applications may have a material adverse effect on our business.

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

There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. We may from time to time be exposed to litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. For example, on September 26, 2025, Factor Biosciences, Inc. ("Factor") filed a complaint against Cellectis S.A., Cellectis, Inc., AZ Ireland, and AZ Holdings B.V. alleging that Cellectis' TALEN-based gene editing technology would infringe certain Factor's patents (the "Factor Patents").

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

If our development activities or development activities of our licensees are found to infringe any such patents or other intellectual property rights , we may have to pay significant damages or seek licenses to such patents or other intellectual property and the patentee could prevent us and our licensees from using the patented inventions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights.

Any intellectual property litigation, regardless of merit and ultimate outcome, could consume substantial resources, including financial and managerial resources. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain.

Any legal action against us or our collaborators could lead to:

•
payment of damages to the plaintiff, potentially including treble or punitive damages if we are found to have willfully infringed a party’s patent rights;
•
payment of damages to our licensees,
•
injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products;
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

As a French technology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The Research tax credit receivables as of December 31, 2025 include the accrual for a French research tax credit related to 2025 for $6.9 million and research tax credit related to previous periods for $20.8 million. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code général des impôts) and the relevant official guidelines.

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

It is possible that we were a "passive foreign investment company, " or "PFIC", for U.S. federal income tax purposes for 2025, and while it is not clear, we may be a PFIC for the current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we believe that it is possible that we were a PFIC for U.S. federal income tax purposes for the 2025 taxable year and we may be a PFIC for the current or future taxable years.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and, pursuant to an SEC exemptive order, our officers and directors are exempt from the reporting requirements of Section 16 for so long as they make reports (that are publicly available in English) as “persons discharging managerial authority” in accordance with applicable home country law. Moreover, while we currently make annual and quarterly filings with the SEC, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were a U.S. domestic issuer.

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

Based on our determination made on June 30, 2025 (the last business day of our most recently completed second fiscal quarter), we currently qualify as a foreign private issuer. The next determination will be made with respect to us on June 30, 2026.

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

As of June 30, 2025, approximately 10.9% of our securities were held by persons who were U.S. residents.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in March 2015 at a price of $41.50 per share, the price per ADS has ranged as low as $0.97 and as high as $47.66 through March 11, 2026. The market price of the ADSs may fluctuate significant in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares.

Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities beneficially own approximately 35% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants, or upon the conversion of preferred shares) as of December 31, 2025. In particular, AZ Holdings is our single largest shareholder. As of December 31, 2025, considering the ordinary shares held by AZ Holdings as well as all Class A Preferred Shares, which AZ Holdings has the right to acquire within the next 60 days, AZ Holdings, AZ Holdings beneficially owns approximately 32% of our ordinary shares. As of December 31, 2025, considering the ordinary shares held by AZ Holdings and giving effect to the conversion of all Class A Preferred Shares and Class B Preferred Shares without regarding for when they may first be converted, AZ Holdings would beneficially own approximately 44% of our ordinary shares. As of December 31, 2025, AZ Holdings may exercise voting power with respect to approximately 40% of the voting rights outstanding with respect to our share capital (inclusive of (i) the ordinary shares held by AZ Holdings, and (ii) the voting rights of the Class A Preferred Shares, which vote together with our ordinary shares).

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

Our capital expenditures related to tangible and intangible assets for the years ended December 31, 2023, 2024, and 2025 together amounted to $1.1 million, $3.9 million, and $3.5 million respectively. These expenditures primarily consisted of the acquisitions of industrial and laboratory equipment and fittings required to conduct our research programs, the improvements of Cellectis’ sites and investments in connection with the construction of our new manufacturing facilities in Paris and in the United States. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2026 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located.

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

Our candidate products

We are directly developing product candidates internally and have also entered into licensing relationships with AstraZeneca, Allogene, and Servier. We believe that our agreements with AstraZeneca, Allogene and Servier have validated our technology platform, our strong expertise in the allogeneic CAR T-cells field, and in the field of gene editing and our intellectual property portfolio.

Under the AZ JRCA (as defined below), AZ Ireland has an exclusive right over certain therapeutic targets to pursue the development and commercialization of products for a total of up to 10 selected candidate products.

Under the License, Development and Commercialization Agreement dated March 6, 2019, between Servier and us, and as amended on March 4, 2020 (as so amended, the “Servier License Agreement”), Servier has an exclusive (subject to the arbitral tribunal's decision) worldwide license to develop and commercialize gene-edited allogeneic CAR T-cell products targeting CD19, including ALLO-501A, in the field of anti-tumor adoptive immunotherapy (Allogene’s product candidate developed pursuant to a sublicense by Servier to Allogene). The exclusive rights for the development and commercialization of CD19 Products in the United States, European Union and United Kingdom have been sublicensed by Servier to Allogene. As a result of our arbitration with Servier, the arbitral tribunal ordered the termination of the Servier License Agreement with respect to UCART19 V1 - the first version of the UCART19 Product, and provided that Cellectis shall, at Allogene's request, engage in good faith negotiations regarding the grant of a direct license over the UCART19 V1 Product.

Under the License Agreement dated March 8, 2019 between Allogene and us (the “Allogene License Agreement”), Allogene has exclusive rights to pursue development and commercialization of products for a total of fifteen selected targets, including CD70 (targeted by the Allogene’s product candidate named “ALLO-316”).

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

Historical Overview – Product Candidates Being Developed Pursuant to Licenses

AstraZeneca

Under the AZ JRCA, AZ Ireland has an exclusive right over certain therapeutic targets to pursue the development and commercialization of products for a total of up to 10 selected candidate products.

UCART19 V1 or ALLO-501

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

In January 2019, Allogene announced, in collaboration with Servier, that the FDA approved the Investigational New Drug (IND) for a Phase 1 clinical study for ALLO-501, in relapsed or refractory Non-Hodgkin Lymphoma (NHL), which is referred to as the “ALPHA Study”. The ALLO-501 candidate product is UCART19 V1.

On December 15, 2025, the Arbitral Tribunal decided the termination of the Servier License Agreement with respect to UCART19 V1 / ALLO-501.

Cemacabtagene ansegedleucel or cema-cel (previously known as ALLO-501A)

In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1/2 clinical study for ALLO-501A in NHL, which is referred to as the “ALPHA2 Study”. The ALLO-501A candidate product was created to omit the rituximab recognition domains originally added in ALLO-501, allowing for use in NHL patients with recent rituximab exposure.

In February 2021, Allogene announced that the FDA had granted fast track designation to ALLO-501A for relapsed or refractory (r/r) diffuse large B cell lymphoma (LBCL), and in June 2022, Allogene announced that the FDA granted Regenerative Medicine Advance Therapy (RMAT) designation to ALLO-501A in r/r LBCL.

In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s CAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 Study. In January 2022, Allogene announced that the FDA removed the clinical hold on all of its AlloCAR T clinical trials.

In October 2022, Allogene announced the initiation of the pivotal Phase 2 clinical trial of ALPHA2 trial in patients with r/r LBCL. Allogene also announced that it was in the process of initiating the EXPAND trial, which is a separate potentially registration trial for ALLO-647—Allogene’s anti-CD52 monoclonal antibody. Allogene has stated that, assuming favorable outcomes and subject to FDA discussions, Allogene plans to seek FDA approval of ALLO-501A and ALLO-647 on the basis of the ALPHA2 trial and the EXPAND companion trial.

In January 2024, Allogene announced it will focus on the development of its investigational product cemacabtagene ansegedleucel, or cema-cel (previously known as ALLO-501A), as part of a first line treatment plan for newly diagnosed and treated LBCL patients who are likely to relapse and need further therapy (ALPHA3 pivotal Phase 2 clinical trial). As a result, Allogene announced it will deprioritize the then enrolling third line (3L) LBCL ALPHA2 and EXPAND trials.

Furthermore, Allogene announced a new Phase 1b ALPHA2 cohort of up to 40 relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) patients to be treated with the investigational product cema-cel. In November 2024, Allogene announced its decision to discontinue enrollment in its Phase 1b CLL/SLL cohort of the ALPHA2 clinical trial.

In August 2025, Allogene announced that it had selected standard fludarabine and cyclophosphamide (FC) as the lymphodepletion regimen to be used in its ALPHA3 study. The arm testing FC plus ALLO-647 (FCA), is now closed to further enrollment. According to Allogene, this decision, to close enrollment of the FCA arm, which was made ahead of the scheduled futility analysis, was prompted by a Grade 5 adverse event in that FCA arm that was attributed to the use of ALLO-647. According to Allogene, this event was deemed unrelated to cema-cel. Allogene further announced that the amended ALPHA3 trial now proceeds as a randomized study with two arms, comparing cema-cel after standard FC lymphodepletion to observation, the current standard of care. Statistical design of the trial and the prespecified study conduct remain the same.

In March 2026, Allogene announced that the interim futility analysis evaluating MRD clearance and early safety results of the randomized Phase 2 ALPHA3 trial of cema-cel is planned for April 2026. According to Allogene, ALPHA3 is the first study designed to test whether early, MRD-guided consolidation with cema-cel can prevent recurrence of large B-cell lymphoma (LBCL).

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

In March 2022, Allogene announced that the FDA granted fast track designation to ALLO-316, and in October 2024, Allogene announced having received FDA Regenerative Medicine Advanced Therapy (RMAT) designation.

In June 2025, Allogene presented updated data from the Phase 1 TRAVERSE study of ALLO-316 in renal cell carcinoma during an oral presentation at the 2025 ASCO Annual Meeting. The presentation focused on the Phase 1b expansion cohort from the Phase 1 TRAVERSE study in which patients were treated with a standard regimen of cyclophosphamide and fludarabine following by a single dose of 80 million CAR-T cells.

Allogene - Other Programs

Allogene disclosed additional preclinical programs in its pipeline under license, including ALLO-213, which targets DLL3 for the treatment of small cell lung cancer and neuroendocrine tumors, and ALLO-182, which targets Claudin 18.2 for the treatment of gastric and pancreatic cancer.

Historical Overview – UCART Product Candidates We Are Developing

Lasme-cel (previously known as UCART22)

In April 2018, we submitted an IND application with respect to a proposed Phase 1/2 study to be conducted in relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). In May 2018, the FDA approved the IND, and the first patient was dosed in November 2019 at MD Anderson Cancer Center (Houston, Texas).

The pivotal Phase 2 for lasme-cel was initiated in the fourth quarter 2025. We refer in this Annual Report to this study as the BALLI-01 Study or UCART22 Study.

Eti-cel (previously known as UCART20x22)

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

As of February 28, 2023, Cellectis owned approximately 48.6%, of Calyxt’s common stock. On January 13, 2023, Calyxt and Cibus entered into the Merger Agreement, pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus would merge in an all-stock transaction. Following the closing of the Merger, Cellectis’ equity interest in Cibus was reduced to 2.9% as of June 1, 2023, after the closing of the merger, which resulted in Cellectis losing control of Cibus. Subsequently, Cellectis sold in full its remaining equity in Cibus.

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

UCART Pipeline

We are developing a series of product candidates for advanced hematologic cancers. Our lead immuno-oncology product candidates, which we refer to as Universal CAR T-cells (UCARTs), are allogeneic CAR T-cells engineered to be used as an “off-the-shelf” treatment. Each UCART product candidate is designed to target selected antigen(s) expressed on tumor cells and bears specific engineered attributes, such as inhibition of alloreactivity and compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the hematologic cancer space, targeting diseases with high unmet needs such as ALL and NHL.

The following chart highlights our and our licensees' most advanced product candidates in clinical development:

(1) Phase 3 may not be required if Phase 2 is registrational. According to Allogene, ALPHA3 is a pivotal Phase 2 trial.

(2) cemacabtagene ansegedleucel has been developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier. Servier grants to Allogene exclusive rights to cemacabtagene ansegedleucel in the U.S., EU and UK. The ALPHA3 study targets Large B-Cell Lymphoma (LBCL).

(3) ALLO-316 utilizes TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technologies for allogeneic products directed at the CD70 target. Allogene holds global development and commercial rights for this investigational candidate.

Definitional key to the above table: B-ALL. B-cell Acute Lymphoblastic Leukemia; NHL. Non-Hodgkin's Lymphoma; LBCL. Large B-Cell Lymphoma; RCC. Renal Cell Carcinoma.

Targeted Indications

r/r Acute Lymphoblastic Leukemia (ALL)

ALL is a heterogeneous hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood, and other organs. The proliferation and accumulation of blast cells in the marrow results in suppression of hematopoiesis and, thereafter, anemia, thrombocytopenia, and neutropenia. Extramedullary accumulations of lymphoblasts may occur in various sites, especially the meninges, gonads, thymus, liver, spleen, or lymph nodes. Data from the Surveillance, Epidemiology, and End Results (SEER) database have shown an age-adjusted incidence rate of ALL in the United States of 1.9 per 100,000 individuals per year, with approximately 6,100 new cases and 1,400 deaths estimated in 2025. The median age at diagnosis for ALL is 17 years with 53% of patients diagnosed at younger than 20 years of age. In contrast, 29% of cases are diagnosed at 45 years or older and only 14% of patients are diagnosed at 65 years or older. ALL represents 75% to 80% of acute leukemia among children, making it the most common form of childhood leukemia; by contrast, ALL represents approximately 20% of all leukemia among adults. The cure rates and survival outcomes for patients with ALL have improved dramatically over the past several decades, primarily among children. Improvements are largely owed to advances in the understanding of the molecular genetics and pathogenesis of the disease, the incorporation of risk-adapted therapy, and the advent of new targeted agents. Despite great progress in the development of curative therapies, ALL remains a leading cause of pediatric cancer-related mortality for patients presenting with a relapsed or refractory disease. New therapies are needed to overcome chemotherapy resistance and reduce non-specific treatment associated side effects.

r/r Non-Hodgkin Lymphoma (NHL)

NHL is a heterogeneous disease resulting from the malignant transformation of lymphocytes with distinctive morphologic, immunophenotypic, genetic, and clinical features. NHL is more common than the other general type of lymphoma, Hodgkin lymphoma (HL). In 2025, there were 80,350 estimated new cases with 19,390 estimated deaths. In 2022, there were an estimated 835,496 people living with NHL in the United States. The median age at onset is 68 years, and only 10% of patients are younger than 45 years of age at diagnosis. Many different subtypes of non-Hodgkin’s lymphoma exist. The most common NHL subtypes include diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL).

Renal Cell Carcinoma (RCC)

RCC is the most common subtype of renal cancer. Approximately 81,800 new cases of renal cell carcinoma are estimated to be diagnosed in the United States and 14,890 deaths are estimated in 2023, according to the American Cancer Society. The five-year survival rate for patients with advanced kidney cancer is less than 15%. Systemic therapy (including immunotherapy and molecularly targeted agents), surgery, and radiation therapy all may have a role in the treatment paradigm depending on the extent of disease, sites of involvement, and patient-specific factors. While vascular endothelial growth factor (VEGF)-directed therapies (e.g. sunitinib) represented a first-line standard for over a decade, these therapies have been quickly supplanted by combination therapies incorporating PD-1 immune-checkpoint inhibition as the backbone.The combination of VEGF and immune check-point inhibitors, such as axitinib and pembrolizumab, respectively, is often used in the first line setting and has shown a median progression-free survival of 15.1 months with an ORR of 59.3% and CR rate of 5.8%. Patients who progress on immune checkpoint-based combination therapies can be treated with agents including cabozantinib, lenvatinib with everolimus, tivozanib, belzutifan or other therapies.

Lasme-cel for B-ALL

Lasme-cel is an allogeneic engineered T-cell product candidate designed for the treatment of CD22-expressing hematologic malignancies and is currently being developed for the treatment of B-ALL.

Product Features

Lasme-cel is an allogeneic engineered T-cell product candidate intended for the treatment of CD22-expressing hematologic malignancies. Lasme-cel is designed to become active, proliferate, secrete cytokines and kill CD22 expressing cells (i.e. either CD22 positive tumor cells or non-malignant CD22-positive B lineage cells). Lasme-cel bears a CAR targeting the CD22 antigen, providing specificity for CD22 expressing cells. As with all UCART products, lasme-cel lacks the TCR and is intended to be used in an allogeneic context. In addition, lasme-cel has undergone the suppression of the CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody, such as alemtuzumab, as part of the preconditioning.

Lasme-cel activity could potentially lead to eradication of CD22-expressing cancer cells through T-cell mediated killing, pro-inflammatory cytokine production as well as CAR T-cell amplification.

Clinical Development Status

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of lasme-cel in patients with r/r ALL. This trial is a dose-escalation and expansion study for UCART22 with 4 separate dose cohorts currently. The primary endpoints are to assess the safety and tolerability of Universal Chimeric Antigen Receptor T-cells targeting CD22 administered to patients with r/r B-ALL and to determine the MTD and/or Recommended Phase 2 Dose (RP2D) of lasme-cel in patients with relapsed or refractory B-cell Acute Lymphoblastic Leukemia (r/r B-ALL). Secondary objectives/endpoints include assessing the efficacy of lasme-cel (rate of objective response) in relapsed or refractory B-ALL patients, and minimal residual disease (MRD)+ B-ALL patients; assessment of the duration of response, time to response, progression-free survival, and overall survival, MRD negative rate, and evaluating the pharmacokinetic and pharmacodynamic profile of alemtuzumab. An optimal dose of lasme-cel will be recommended for the expansion phase.

In October 2025, we announced the completion of the phase 1 meeting with the FDA, and the initiation of the pivotal phase 2 of the BALLI-01 Study during the fourth quarter 2025.

As of the date of this Annual Report, Cellectis continues to focus on the enrollment of patients in the BALLI-01 Study with lasme-cel product candidate that has been fully manufactured in-house at its facility in Raleigh, North Carolina.

The FDA and the European Commission have granted Orphan Drug Designation (ODD) status to lasme-cel for the treatment of ALL and the FDA has granted Rare Pediatric Disease Designation (RPDD) status to lasme-cel.

Clinical Findings

In December 2022, we presented positive preliminary clinical data from the Phase 1 BALLI-01 Study at a Live Webcast during the American Society of Hematology annual meeting. These data were from five patients who received lasme-cel at DL3 (5x106 cells/kg) after lymphodepletion with FCA. No dose limiting toxicities were reported and no Grade 2 or higher CRS, ICANS or adverse events of special interest were observed. Evidence of lasme-cel anti-tumor activity was observed in 60% (n=3) of the five patients at: (i) a patient experienced a durable minimal residual disease (MRD) negative complete response with incomplete count recovery (CRi) that continued beyond 6 months as of December 2022, (ii) a patient experienced an MRD negative complete response (CR) that continued beyond Day 56 as of December 2022, and (iii) patient experienced a morphologic leukemia-free state (MLFS) that continued beyond Day 84. All three of the responders failed multiple lines of prior therapy including multiagent chemotherapy, CD19- directed autologous CAR T cell therapy, and allogeneic stem cell transplant. Additionally, the patient with the MRD negative CR also failed both prior blinatumomab (a CD19-directed bi-specific antibody) and inotuzumab (a CD22-directed antibody-drug conjugate), while the two additional responders failed venetoclax based regimens.

In December 2023, we presented updated data of the Phase I BALLI-01 clinical trial at the American Society of Hematology Annual Meeting, including the following data:

•
In vitro comparability studies suggested that the new process used by Cellectis to manufacture in-house lasme-cel ("UCART22 P2") is more potent than the process used by external CDMO to manufacture lasme-cel ("UCART22 P1"). As of July 1, 2023, three patients were enrolled into the first UCART22 P2 cohort at dose level 2.
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

In October 2025, we provided clinical data from the Phase 1 BALLI-01 study of lasme-cel for transplant ineligible patients with r/r B-ALL in the third line or beyond:

•
Efficacy: ORR of 68% with lasme-cel Process 2 (n=22), 83% at RP2D (n=12) and 100% in the target Phase 2 population (n=9);
•
Safety: in Phase 1 (n=40), lasme-cel was generally well-tolerated (including 1 case of grade 2 IEC-HS which resolved);
•
Durability: in patients who achieved MRD-negative CR/CRi, median OS was 14.8 months;
•
In the target Phase 2 population, CR/CRi rate of 56% with ~80% of patients achieving MRD-negative status;
•
In the target Phase 2 population, 100% patients became transplant eligible with 78% proceeding to transplant;
•
Among 11 patients previously treated with all 3 targeted therapies (inotuzumab, blinatumomab, and CD19 CAR-T), 8 responded and 7 achieved MRD-negative status.

Eti-cel for NHL

Eti-cel is an allogeneic engineered T-cell product candidate targeting CD20 and CD22, both of which are expressed in B-cell malignancies, and is currently being developed for the treatment of relapsed or refractory B-cell NHL.

Product Features

Eti-cel includes an additional CAR targeting CD20 to increase breadth of antigen targeting. We believe that targeting both CD20 and CD22 is more likely to prevent tumor escape and is an alternative to approved autologous CAR-T products targeting CD19. As with all our UCART product candidates, eti-cel lacks the TCR and is intended to be used in an allogeneic context. In addition, eti-cel has the suppression of CD52 gene in order to potentially induce resistance to an anti-CD52 monoclonal antibody, such as alemtuzumab, as part of the preconditioning.

Clinical Development Status

The NATHALI-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of eti-cel in patients with relapsed or refractory B-Cell Non-Hodgkin's Lymphoma (B-NHL).

In December 2025, we presented preliminary results on eti-cel, which demonstrated an encouraging overall response rate (ORR) of 88% and a complete response (CR) rate of 63% (n=8) at the current dose level.

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

Self-owned UCART programs for solid tumors

We are currently applying our UCART platform to develop CAR-T candidates targeting solid tumors. Our self-owned UCART programs for solid tumors, including UCARTFAP and UCARTMUC1, are currently in the preclinical phase of development.

Programs Under Licensing Agreements

UCART19 for ALL (discontinued)

Product Features

UCART19 is designed to become active, proliferate, secrete cytokines and kill CD19-bearing B-cell malignancies upon contact with such cells, following administration to patients. Activation of UCART19 is driven by contact between its anti-CD19 CAR and the CD19 protein on the surface of tumor cells.

UCART19 cells bear a CAR targeting the CD19 antigen that drives their capacity to kill CD19-bearing cells. Moreover, as with all UCART product candidates, UCART19 lacks the TCR responsible for recognition of non-self antigens by the T-cells, which allows use of healthy donor T-cells to produce UCART19, with reduced potential for GvHD. In addition, some UCART19 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab. This feature permits the use of UCART19 in patients recently treated or being treated with the immunosuppressing/lymphodepleting agent alemtuzumab. This version of this product is the first generation of the UCART19 product ("UCART19 V1").

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products (including notably UCART19 V1 and cema-cel). On December 15, 2025, in connection with our arbitration with Servier, an arbitral tribunal ordered the termination of the Servier License Agreement with respect to UCART19 V1, and provided that Cellectis shall, at Allogene' s request, engage in good-faith negotiation regarding the grant of a direct license over the UCART19 V1 product. See

“Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”.

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

Cema-cel (ALLO-501A), for NHL and CLL

ALLO-501A was created as a second-generation version of ALLO-501, designed to omit the rituximab recognition domains originally added in ALLO-501. Because rituximab is a typical part of the treatment regimen for a patient with NHL, this change is intended to facilitated treatment of a broader patient population.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products (including UCART19 V1 and cema-cel), and in May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. Pursuant to this amendment, the licensed territory has been extended to the European Union and the United Kingdom and Allogene has been granted an option to extend its licensed territory to China and Japan subject to certain conditions. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”

Development Status

In January 2024, Allogene announced it will focus on the development of its investigational product cemacabtagene ansegedleucel, or cema-cel (previously known as ALLO-501A), as part of a first line treatment plan for newly diagnosed and treated LBCL patients who are likely to relapse and need further therapy (ALPHA3 pivotal Phase 2 clinical trial). As a result, Allogene announced it will deprioritize the then enrolling third line (3L) LBCL ALPHA2 and EXPAND trials.

Furthermore, Allogene announced a new Phase 1b ALPHA2 cohort of up to 40 relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) patients to be treated with the investigational product cema-cel. In November 2024, Allogene announced its decision to discontinue enrollment in its Phase 1b CLL/SLL cohort of the ALPHA2 clinical trial.

In August 2025, Allogene announced that it had selected standard fludarabine and cyclophosphamide (FC) as the lymphodepletion regimen to be used in its ALPHA3 study. The arm testing FC plus ALLO-647 (FCA), is now closed to further enrollment. According to Allogene, this decision, to close enrollment of the FCA arm, which was made ahead of the scheduled futility analysis, was prompted by a Grade 5 adverse event in that FCA arm that was attributed to the use of ALLO-647. According to Allogene, this event was deemed unrelated to cema-cel. Allogene further announced that the amended ALPHA3 trial now proceeds as a randomized study with two arms, comparing cema-cel after standard FC lymphodepletion to observation, the current standard of care. Statistical design of the trial and the prespecified study conduct remain the same.

In March 2026, Allogene announced that the interim futility analysis evaluating MRD clearance and early safety results of the randomized Phase 2 ALPHA3 trial of cema-cel is planned for April 2026. According to Allogene, ALPHA3 is the first study designed to test whether early, MRD-guided consolidation with cema-cel can prevent recurrence of large B-cell lymphoma (LBCL).

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

In March 2022, Allogene announced that the FDA has granted fast track designation to ALLO-316, and in October 2024, Allogene announced that the FDA has granted Regenerative Medicine Advanced Therapy (RMAT) designation to ALLO-316.

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

In June 2025, Allogene presented updated data from the Phase 1 TRAVERSE study of ALLO-316 in renal cell carcinoma during an oral presentation at the 2025 ASCO Annual Meeting. The presentation focused on the Phase 1b expansion cohort from the Phase 1 TRAVERSE study in which patients were treated with a standard regimen of cyclophosphamide and fludarabine following by a single dose of 80 million CAR-T cells.

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

On March 6, 2019, we and Servier entered into a new License, Development and Commercialization Agreement (as amended the “Servier License Agreement”). The Servier License Agreement superseded and replaced the Prior Servier Agreement in order to modify the targets covered by our license to Servier, to establish the terms of our and Servier’s collaboration and to reflect the status of products in development.

Under the Servier License Agreement, Cellectis granted to Servier, an exclusive (subject to the arbitral tribunal's decision) worldwide, royalty bearing license with sublicensing rights under certain conditions, under certain of our patents and know-how to develop, manufacture and commercialize gene-edited allogeneic CAR T-cell products targeting CD19 and gene edited exclusively by Cellectis’ TALEN, in the field of anti-tumor adoptive immunotherapy. Servier, directly or through its sublicensees, will be solely responsible for the research, development and commercialization of these products. In addition, Servier confirms it will not pursue the development of five other targets for products using Cellectis technology and consequently Cellectis retains control over them.

On December 18, 2025, following the arbitration we initiated through the Centre de Médiation et d'Arbitrage de Paris, the arbitral tribunal ordered the partial termination of the Servier License Agreement with respect to UCART19V1, the first version of the UCART19 Product, and provided that Cellectis shall, at Allogene's request, engage in good-faith negotiation regarding the grant of a direct license over the UCART19 V1 product.

In addition to an upfront payment of €25 million made by Servier following the execution of the amendment, the Servier License Agreement provides for aggregate additional payments that, after the final decision of the arbitral tribunal, we estimate could total up to $340 million (although this amount may be adversely impacted by Servier's discontinuation of its involvement in the development of the CD19 Products), comprising payments for certain specified development and commercial milestones. We are also eligible to receive flat low double-digit royalties based on annual net sales of commercialized products. We are also entitled to a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

Except for UCART19 V1, and for so long as the agreement remains in effect, we are restricted from researching, developing, or commercializing any product directed against a CD19 target that is used for the same purpose as it is used with a product candidate developed under the agreement.

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

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products. In May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. In accordance with this amendment, the licensed territory has been putatively extended to the European Union and the United Kingdom and Allogene has been granted an option to extend its licensed territory to China and Japan subject to certain conditions. See “Risk Factors—Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products and related disagreements may have adverse consequences.”

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

Joint Research and Collaboration Agreement

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

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis, AZ Ireland will reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from approximately $80 million up to $253 million, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

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

Subsequent Investment Agreement

On November 7, 2023, the Company and AZ Holdings entered into the Subsequent Investment Agreement (the "SIA").

Following clearance from the French Ministry of Economy and satisfaction of all other closing conditions, AZ Holdings completed in May 2024 the additional equity investment of $140 million in Cellectis, as previously announced by Cellectis (the "Subsequent Investment"). Under the SIA, AZ Holdings made a further equity investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares, in each case at a price of $5.00 per share (the “Additional Investment”). The Additional Investment closed on May 6, 2024.

Until they convert into ordinary shares, the “Class A" Preferred Shares have single voting rights and will not be eligible for double voting right under any circumstances, and the “Class B” Preferred Shares do not carry voting rights for a period of 74 years, except with respect to any distribution of dividends or reserves. Both class of preferred shares have a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and are convertible at any time, at AstraZeneca's election, into the same number of ordinary shares with the same rights as the outstanding ordinary shares, provided that any conversion of Class B Preferred Shares may only be made upon twelve months prior notice.

As of December 31, 2025, considering the ordinary shares held by AZ Holdings as well as all Class A Preferred Shares, which AZ Holdings has the right to acquire within the next 60 days, AZ Holdings beneficially owns approximately 32% of our ordinary shares. As of December 31, 2025, considering the ordinary shares held by AZ Holdings and giving effect to the conversion of all Class A Preferred Shares and Class B Preferred Shares without regarding for when they may first be converted, AZ Holdings would beneficially own approximately 44% of our ordinary shares. As of December 31, 2025, AZ Holdings may exercise voting power with respect to approximately 40% of the voting rights outstanding with respect to our share capital (inclusive of (i) the ordinary shares held by AZ Holdings and (i) the voting rights of the Class A Preferred Shares, which vote together with our ordinary shares).

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

Immunotherapy: Turning the Immune System into “Smart Drugs"

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
CAR
T-Cell
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

Towards manufacturing autonomy with two state-of-the-art plants

In order to enhance our manufacturing autonomy, we have established two manufacturing facilities. First, in Raleigh, North Carolina, USA, we have developed an approximately 80,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of clinical and commercial UCART products. The Raleigh facility commenced production of UCART product candidates in 2021. Our product candidates UCART22 and UCART20x22 used respectively in the BALLI-01 and NaThaLi-01 Studies have been manufactured in our Raleigh site. Second, in Paris, France, we have developed an approximately 14,000 sq. ft. in-house manufacturing facility, which is dedicated to the production of certain critical raw and starting material for clinical supply, with the potential to supply such materials for commercial production. The Paris facility commenced production of such raw and starting materials in 2020. We expect to continue to use certain third-parties manufacturers to complement Cellectis’ internal manufacturing facilities.

Raw Materials

We are currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials – such as cells, chemicals, water, cytokines, vectors, nucleic acids, antibodies, biological reagents, medium, serum, buffers —that are necessary to produce our product candidates. We source these materials through service agreements or supply agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates. However, in light of our manufacturing facility project in Paris, we became independent for the supply of our most critical starting materials.

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

Historical Perspectives

Cellectis was founded in early 2000. In June 2000, Institut Pasteur provided us with exclusive rights to its gene-editing patent portfolio. This patent portfolio included patents relating to homologous recombination and rare-cutting endonucleases (also named meganucleases), respectively, for genetic engineering in living cells. Our license agreements with Institut Pasteur expired in the first quarter of 2020 with the expiration of the last to expire patents under such agreements.

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

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions. This patent portfolio comprises ten patents in the United States and three European patents. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (controlled by Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents related to research and therapeutic uses of TALE-nucleases (the "LTC Agreements") and we granted certain rights to Life Technologies under our TALEN technology. The main patents sublicensed by Life Technologies Corporation under the LTC Agreements are expiring in January 2030. Thermo Fisher Scientific (“Thermo Fisher”) has conducted an audit regarding the amounts reported and paid to them as sublicense revenues, under the LTC Agreement and has alleged that additional sublicense consideration is owed and that we otherwise failed to comply with our obligations under the LTC Agreement. We dispute these allegations and do not believe that any material underpayment or failure to comply has occurred. We have engaged in discussions with Thermo Fisher in an effort to resolve this matter.

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

The most relevant issued patents in our portfolio consist of approximately 79 Cellectis-owned and 13 in-licensed U.S. patents, 54 Cellectis-owned and 5 in-licensed European patents, and 239 Cellectis-owned and 27 in-licensed patents in other jurisdictions, such as Australia, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

The most relevant pending patent applications in our portfolio consist of approximately 31 Cellectis-owned and 1 in-licensed U.S. patent applications, 31 Cellectis-owned and European patent applications, 101 Cellectis-owned and 1 in-licensed patent applications pending in other jurisdictions, such as Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea, Mexico and Singapore.

Our most relevant portfolio includes a total of 417 owned and in-licensed granted patents, and 165 owned and in-licensed patent applications.

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

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In certain instances, a patent term can be extended under certain circumstances. For example, in the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term restoration of up to five years to effectively compensate for the patent term lost during the FDA regulatory review process, subject to several limitations discussed below under “ —Our Intellectual Property Strategy.” Also, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Our issued patents will expire on dates ranging from 2026 to 2041. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2026 to 2046. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent portfolio for our and our licensees' most advanced product candidates are summarized below.

Gene Editing Platform

Our UCART product candidates rely upon our gene-editing platform and T-cell and CAR technology platforms. The patent portfolio covering these platforms and technologies, includes approximately 202 patents or pending patent applications in various countries, comprising 30 in-licensed and 112 Cellectis owned issued patents among which 32 are US granted patents and 16 European granted patents. Certain of these issued patents and pending patent applications, which expire between 2030 and 2041, cover product claims or process claims relevant to each of our product candidates.

Our gene-editing platform and each of our UCART product candidates benefits from the protections conferred by several patents and patent applications in our patent portfolio. As a result of this broad range of patent protection, very few individual patents in our portfolio are critical to our ability to effectively conduct our product development activities. Although certain patents relating to our electroporation technology have expired, other patents and patent applications covering this technology remain in force, and additional patents protect the nucleases delivered by our electroporation technology, as well as the methods to modify the cells by use of such nucleases. Among our main patents EP4368705 and EP300439 are under opposition before the European Patent Office.

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

UCART22

In addition to the patent portfolio relating to our platform and technologies, described above, our patent portfolio relating specifically to UCART22 includes pending patent applications from the family WO2018278377. We believe these patent applications, which if issued, would expire in 2038, include claim directed to the composition of matter of UCART22, methods of manufacture of UCART22, and methods to use UCART22 in cancer treatment.

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

Our strategy is also to develop and obtain additional intellectual property covering innovative manufacturing processes and methods for genetically engineering T-cells expressing new constructs. To support this effort, we have established expertise and development capabilities focused in the areas of pre-clinical research and development, manufacturing and manufacturing process scale-up, quality control, quality assurance, regulatory affairs and clinical trial design and implementation. Thus, we expect to file additional patent applications to expand this layer of our intellectual property estate.

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

Due to the therapeutic effect of T-cell therapies in clinical trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies, both focused on autologous therapies and allogeneic CAR-T cell approaches. Here, we differentiate ourselves by using our proprietary gene-editing and manufacturing capabilities to add specific features to our T-cell products. Our competitors include:

•
Autologous and Allogeneic CAR T-cell space: Bristol-Myers Squibb, Gilead Sciences Inc., Novartis AG, Johnson & Johnson, Regeneron Pharmaceuticals Inc., Fate Therapeutics Inc., CRISPR Therapeutics Inc., Caribou Biosciences Inc., Takeda Pharmaceutical Company Limited, Mustang Bio, Atara Biotherapeutics Inc., Adaptimmune (in collaboration with Astellas), Poseida Therapeutics Inc. (acquired by F. Hoffman-La Roche AG), Arcellx Inc., Legend Biotech, BioNTech SE, Vor Therapeutics Inc., Autolus Therapeutics plc., and Lyell Immunopharma, Inc.
•
Gene-editing space: CRISPR Therapeutics Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Precision BioSciences, Inc., Sangamo BioSciences Inc., Vertex Therapeutics, Prime Medicine Inc. Verve Therapeutics Inc. and Beam Therapeutics Inc.

We also face competition from non-cell based treatments offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Pfizer, Inc., and F. Hoffman-La Roche AG, amongst others. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharmaceuticals. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

The FDA requires clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization.

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

The data required to support a BLA is typically generated in three development segments: manufacturing, pre-clinical and clinical. The manufacturing development stage generally involves laboratory evaluations of drug chemistry and biology properties, formulation and stability. The pre-clinical stage generally involves studies to evaluate pharmacology and toxicity in animals, which support subsequent clinical testing. The conduct of the manufacturing and pre-clinical studies must comply with federal regulations, including GMPs and GLPs for the main Toxicology Studies.

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

Post-approval clinical studies, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These clinical studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period following exposure to the investigational product, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects.

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

Within 60 days following submission of the BLA, the FDA reviews the application to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP regulations to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product candidate. A REMS may be imposed to ensure safe use of the drug, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

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

One of the performance goals agreed to by the FDA under the PDUFA VII (regarding FDA FY 2023-2027) is to review 90% of standard BLAs in 10 months and 90% of priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

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

In the EU, the designation as an “orphan medicinal product” can be requested in the case of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the EU to justify the necessary investment. Moreover, in order to obtain orphan designation it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan designation is lost in the EU if it is established that the product no longer meets the orphan criteria before market authorization is granted.

In the EU, orphan medicinal products are eligible for financial incentives as well as specific regulatory assistance and scientific advice. Products receiving orphan status in the EU can receive ten years of market exclusivity, during which time no application may be accepted, or marketing authorization granted, for a similar medicinal product for the same indication; which means that no similar product may be placed on the market. An orphan product can also obtain an additional two years of orphan exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

However, the ten-year orphan exclusivity may be reduced to six years in certain circumstances, including for example if, at the end of the fifth year, it is established that the product is sufficiently profitable not to justify maintenance of market exclusivity.

There can be no assurance that we will receive and/or maintain orphan drug designation for any product candidates in the United States, in the EU or in any other market. Additionally, it is possible orphan exclusivity from a competitor could block the approval of one of our products for a certain period of time, in the United States, in the EU or in any other market.

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

Under the BPCIA, the first biological product submitted under the abbreviated approval pathway that is approved as interchangeable with the reference product has exclusivity against other biologics submitting applications under the abbreviated approval pathway for the lesser of (1) one year after the first commercial marketing, (2) 18 months after approval if there is no legal challenge, (3) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the reference biologic’s patents if an application has been submitted, or (4) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

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

These initiatives culminated in the enactment of the Inflation Reduction Act, or IRA, in August 2022, which, among other things, will allow the U.S. Department of Health and Human Services, or HHS, to negotiate the selling price of certain biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source biologics that have been approved for at least 11 years. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price representing a significant discount from average prices to wholesalers and direct purchasers. Also, beginning in October 2023, the law will penalize manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, the full impact of the IRA on the biotechnology industry cannot yet be fully determined, although it has the potential to be significant. Although a full repeal of the IRA may be unlikely due to budgetary impact, the new U.S. administration could change some of the IRA provisions, including Medicare drug price negotiations.

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

On January 31, 2022, Regulation EU No 536/2014 (CTR) became fully effective in the EU. The CTR established a centralized application procedure where one of the National Competent Authorities (NCA) of the EU Member States where the trial is to be deployed takes the lead in reviewing certain aspects of the application, while the other NCAs have a lesser involvement than they had under the previous regime established by Directive 2001/20/EC (CTD). The CTD indeed introduced the first set of harmonized rules on clinical trials in the EU but resulted in a patchwork of different national regimes. The CTR was adopted with a view to introducing a more uniform set of the rules across the EU for the authorization of clinical trials. Such authorization still involves NCAs and Ethics Committees of each of the EU Member States where the trial is to be conducted. However, the relevant procedures have now been streamlined with a view to facilitating a swifter and more seamless authorization and deployment of multi-center trials occurring in more than one EU Member State. More in particular, the CTR allows sponsors to rely on one single submission for CTAs regardless of the number of EU Member States where the trial takes place and based on a single harmonized application.

Furthermore, under the CTR, deadlines for regulatory approvals are shortened with a view to accelerating the authorization process. The CTR also established an EU Portal which is designed to act as a single entry point for submission of data and information relating to clinical trials. The CTD continued to apply in parallel to the CTR until January 30, 2025 to certain trials only. From January 31, 2025 onwards, only the CTR applies, and all ongoing clinical trials that are under the regime of the CTD and expected to be ongoing after January 30, 2025 needed to be transitioned to the legal framework of the CTR by means of the Clinical Trials Information System (CTIS).

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

Moreover, NCAs closely regulate the marketing and promotion of approved products, including standards and regulations for direct-to-consumer advertising (which is prohibited in the EU for prescription products), industry-sponsored scientific and educational activities and promotional activities involving the Internet. Furthermore, approved products may be marketed only for the approved indications and in accordance with the provisions of the approved label while off-label promotion is prohibited. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, may require a submission to and approval by the European Commission, or by the NCA, as applicable.

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

EU Pharmaceutical Reform

On December 11, 2025, the European Parliament and the Council reached a political agreement on the proposed revision of several legislative instruments related to medicinal products, including orphan and pediatric products. Amongst other things, the revision will amend the duration of the data and market exclusivity, the marketing authorization procedure, the possible post-authorization conditions, the reasons for a refusal of a marketing authorization, the PIP waivers and the possible PIP obligations. In particular, the regulatory data protection period (during which other companies cannot access product data) would amount to eight years, with one additional year of market protection (during which generic or biosimilar products cannot be sold), following a marketing authorization. Pharmaceutical companies would be eligible for additional periods of market protection under certain conditions, with a cap of eleven years on the combined regulatory protection period. Orphan medicinal products addressing a disease with no current available medicinal treatment (“breakthrough orphan medicinal products”) would benefit from up to eleven years of market exclusivity. Moreover, with a view to ensure earlier market entry of generic and biosimilar medicinal products, the new rules clarify that the so-called “Bolar” exemption (which allows generic/biosimilar manufacturers to conduct certain activities during the patent protection period of the original product) allows the conduct of necessary studies, trials and other activities for the purposes of obtaining marketing authorizations, conducting health technology assessments, obtaining pricing and reimbursement approvals, or submitting procurement tender applications. These rules, which are awaiting formal approval by the European Parliament and the Council to become law, could adversely affect our products.

Other Regulatory Matters

French Pharmaceutical Company Status

To date, we do not have the status of pharmaceutical establishment, and therefore, cannot either manufacture the product candidates we develop for use in France or directly consider their marketing in France. Obtaining the pharmaceutical establishment license, either as distributor, operator, importer, exporter or as manufacturer, requires the submission of a request file specific to each of the mentioned qualifications with the Agence nationale de sécurité du médicament et des produits de santé (ANSM), which only grants it after review of this file and evaluation, usually after verification that the company has adequate premises, the necessary personnel and an adapted structure with satisfactory procedures for carrying out the proposed pharmaceutical activities.

We currently entrust CMOs to export, import and certify clinical batches of our product candidates into the European Union, the United States, and other countries.

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

Group Structure as of December 31, 2025

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

Financial Overview

The following selected statements of consolidated operations data for the years ended December 31, 2023, 2024 and 2025 and the selected statement of consolidated financial position data as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting standards, as issued by the International Accounting Standards Board, or IASB.

The audited consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are presented in US dollars, which differs from the functional currency of Cellectis S.A., which is the Euro.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
	2023		2024		2025
	$ in thousands
Revenues and other income	9,193		49,217		79,592
Operating expenses
Cost of revenue	(737)		-		-
Research and development expenses	(87,646)		(90,536)		(93,517)
Selling, general and administrative expenses	(16,812)		(19,085)		(19,790)
Other operating income and expenses	(1,300)		849		638
Operating income (loss)	(97,302)		(59,554)		(33,076)

Financial gain (loss)	(19,163)	-	22,793	-	(34,940)

Income tax	(371)		(0)		423
Income (loss) from continuing operations	(116,835)		(36,761)		(67,593)
Income (loss) from discontinued operations	8,392		-		-
Net income (loss)	(108,443)		(36,761)		(67,593)
Attributable to shareholders of Cellectis	(101,059)		(36,761)		(67,593)
Attributable to non-controlling interests	(7,384)		-		-

Earnings per share attributable to shareholders of Cellectis (1)
Basic and diluted (2)	(1.77)		(0.41)		(0.67)
Number of shares used for computing
Basic and diluted (1)	57,012,815		90,566,346		100,279,276
Other operating data
Adjusted Net Income (Loss) attributable to shareholders of Cellectis (3)	(93,973)		(33,594)		(61,483)

(1)
See Note 19 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(2)
Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive.
(3)
Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS® Accounting Standards. We define Adjusted Net Income (Loss) attributable to shareholders of Cellectis as our Net Income (Loss) attributable to shareholders of Cellectis, adjusted to eliminate the impact of Non-cash stock-based compensation expense. See “Note Regarding Use of Non-IFRS Financial Measures” for important information. Please refer below for a reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards. See “Note Regarding Use of Non-IFRS Financial Measures.

Statement of Consolidated Financial Position Data

	As of December 31,
	2023	2024	2025
	$ in thousands
Current financial assets and Cash and cash equivalents	203,815	260,306	208,663
Other assets	130,456	123,238	116,057
Total assets	334,270	383,544	324,720
Shareholders' equity	84,695	131,033	75,901
Non current liabilities	94,431	86,241	103,067
Current liabilities	155,144	166,269	145,752
Total shareholders' equity and liabilities	334,270	383,545	324,720

Reconciliation of Adjusted Net Income (Loss) attributable to shareholders of Cellectis to Net Income (Loss) attributable to shareholders of Cellectis

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
Net Income (Loss) attributable to shareholders of Cellectis	(101,059)	(36,761)	(67,593)
Adjustment of non-cash stock-based compensation expense from continued operations:
Research and development expenses	3,952	2,028	4,142
Selling, general and administrative expenses	1,281	1,139	1,968
Total non-cash stock-based compensation expense from continued operations	5,233	3,167	6,110
Adjustment of non-cash stock-based compensation expense from discontinued operations	3,859	0	0
Non-cash stock-based compensation expense attributable to non controlling interests	(2,006)	0	0
Adjusted Net Income (Loss) attributable to shareholders of Cellectis *	(93,973)	(33,594)	(61,483)

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

As from June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our former Plants segment is presented as discontinued operations for the year-end period ended December 31, 2023. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

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

As of December 31, 2025, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”), estimated of up to $340 million and (ii) the License Agreement dated March 8, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) in a per target aggregate amount of up to $185.0 million, with aggregate milestone payments received as of the date of this Annual Report of $15.0 million. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

As of December 31, 2025, we were eligible to receive payments pursuant to the AZ JRCA of an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $80 million up to $253 million, per each of the 10 candidate products covered by the AZ JRCA, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

For the twelve-month period ended December 31, 2025, we mainly derived our Therapeutics revenues from the JRCA with AstraZeneca, and from other license agreements for the use of our gene editing technology.

On September 15, 2022, Servier sent to us and Allogene a notice of discontinuation of its involvement in the development of the CD19 Products (including notably UCART19 V1 and cema-cel) and in May 2024, Allogene announced the signature of an amendment and settlement agreement which amended the license agreement between Servier and Allogene. Pursuant to this amendment, the licensed territory has been extended to the European Union and the United Kingdom and Allogene has been granted an option to extend its licensed territory to China and Japan subject to certain conditions. See “Risk Factors— Risks Related to Our Reliance on Third Parties—Servier’s discontinuation of its involvement in the development of CD19 Products may have adverse consequences.”

As of the date of this Annual Report, we are sponsoring clinical studies with respect to two proprietary Cellectis UCART product candidates: the BALLI-01 Study and the NATHALI-01 Study. For more information, see “Item 4. Information on the Company-B.Business Overview-Our Strategy.”

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

Our consolidated financial statements for 2023, 2024 and 2025 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Revenues and Other Income

Collaboration agreements and licenses

We derive substantially all of our therapeutics revenues from milestone payments, services and royalties on licensed technologies and collaboration agreements. For the year ended December 31, 2025, substantially all of our revenues were derived from the AZ JRCA and from other license agreements for the use of our gene editing technology.

All consideration payments for research and development programs are deferred as a contract liability and recognized when the performance obligation is satisfied, as the partner receives the benefits of the services. When a specific research and development program is put on hold, as agreed by our partner as part of a joint executive committee decision, the revenue recognition continues to be deferred until research and development efforts resume. If the joint decision is to abandon the project, deferred revenue is fully recognized.

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

Sales of products and services

Revenues on sales of products are recognized once the control over the delivered products is transferred to the customer. Sales include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns, unsalable products and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return.

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
•
costs to write and support the research for filing patents;
•
expenses related to several license agreements we have entered into to obtain access to technology that we use in our product development efforts; and
•
certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities.

We classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in research and development expense based on the contribution of each of these departments to research and development activities versus general and administrative activities.

Our research and development efforts are focused as of the date of this report on our product candidates: (i) lasme-cel (previously known as UCART22), currently evaluated in the BALLI-01 Study, (ii) eti-cel (previously known as UCART20x22), currently evaluated in the NATHALI-01 Study and (iii) other product candidates which are in the pre-clinical development phases. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical and clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

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
•
the ability to market, commercialize and achieve market acceptance for any product candidate that we may develop in the future.

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

At issuance date and at the end of each reporting period, the warrants (including related put and call options) are measured at fair value, with changes in fair value recorded as gains or losses in our consolidated statement of operations in accordance with IFRS 9 and IFRS 13. We use a Longstaff Schwartz model to estimate the fair value of the EIB warrants which is affected by assumptions and variables including the expected term, the expected volatility, the Company's stock price, risk-free rates, put option cap and expected dividends. Considering the complexity of the valuation model applicable to this instrument, we decided to engage an independent valuation expert to assist us on its valuation.

If any of the assumptions changes significantly, subsequent valuations may differ materially compared with previous valuations.

A.
Operating Results

Preliminary Note Regarding Calyxt

Since June 1, 2023 and the deconsolidation of Calyxt, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. As of May 31, 2023, immediately prior the consummation of the Merger, we owned a 48.0% equity interest in Calyxt. This former segment was only related to assets held for sale until May 31, 2023. This segment is presented as discontinued operations for the year ended December 31, 2023. For more information on our reportable segments, see Note 4.3 to our consolidated financial statements. All tables referring to the years ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

Operating Results

The following table sets forth our selected consolidated statement of income data:

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
Revenues and other income
Revenues	755	41,505	72,949
Other income	8,438	7,712	6,644
Total revenues and other income	9,193	49,217	79,592
Operating expenses
Cost of revenue	(737)	-	-
Research and development expenses	(87,646)	(90,536)	(93,517)
Selling, general and administrative expenses	(16,812)	(19,085)	(19,790)
Other operating income (expenses)	(1,300)	849	638
Total operating expenses and other operating income	(106,495)	(108,771)	(112,669)
Operating income (loss)	(97,302)	(59,554)	(33,076)
Financial income	21,479	44,407	16,124
Financial expenses	(40,642)	(21,614)	(51,064)
Net Financial gain (loss)	(19,163)	22,793	(34,940)
Income tax	(371)	(0)	423
Income (loss) from continuing operations	(116,835)	(36,761)	(67,593)
Income (loss) from discontinued operations	8,392	-	-
Net income (loss)	(108,443)	(36,761)	(67,593)
Attributable to shareholders of Cellectis	(101,059)	(36,761)	(67,593)
Attributable to non-controlling interests	(7,384)	-	-

Revenues

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Collaboration agreements	0	40,898	72,074	43.3%
Other revenues	755	608	875	43.90%
Revenues	755	41,505	72,949	75.8%

The increase in revenues of $31.4 million between the years ended December 31, 2024 and 2025 is mainly driven by the evolution of activities performed in connection with the Research Plans and the fulfillment of our performance obligations under the AstraZeneca Joint Research and Collaboration Agreement. Revenues as recorded in the year ended December 31, 2024 included a $5.4 million development milestone under the License Agreement with Servier.

The increase in revenues of $40.8 million between the years ended December 31, 2023 and 2024 mainly reflects (i) the recognition of $35.5 million recognized in 2024 in connection with our performance obligation rendered pursuant to three Research Plans adopted under the AZ JRCA, and (ii) the recognition of a $5.4 million milestone paid by Servier pursuant to the Servier License Agreement.

Other income

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Research tax credit	6,582	6,447	6,644	3.1%
Other income	1,856	1,265	-	-100.0%
Other income	8,438	7,712	6,644	-13.9%

The decrease in other income of $1.1 million between the years ended December 31, 2024 and 2025 is mainly due to a decrease in a government grant received from Bpifrance ("BPI").

The decrease in other income of $0.7 million between the years ended December 31, 2023 and 2024 is mainly due to a decrease in a government grant received from Bpifrance ("BPI") under the grant and refundable advance agreement signed with BPI (the "BPI Grant and Advance Agreement") to partially support a R&D program related to Cellectis' UCART20x22 signed in March 2023.

Cost of revenue

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Royalty expenses	(737)	-	-	-
Cost of revenue	(737)	0	0	-

The decrease in cost of revenues between the years ended December 31, 2024 and 2023 is the consequence of the reclassification in R&D expenses of our license-related expenses as a result of a change in business model.

Research and development expenses

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Personnel expenses	(37,158)	(34,253)	(38,466)	12.3%
Purchases, external expenses	(32,996)	(36,611)	(35,083)	-4.2%
Depreciation and amortization expenses (incl. right of use amortization)	(16,511)	(18,391)	(18,665)	1.5%
Other	(981)	(1,281)	(1,301)	1.6%
Research and development expenses	(87,646)	(90,536)	(93,517)	3.3%

Starting the year ended December 31, 2024, the license-in costs were presented in research and development expenses.

Between the years ended December 31, 2024 and 2025, research and development expenses increased by $3.0 million mainly due to (i) a $4.2 million increase in personnel expenses driven by an evolution of our R&D headcount consistent with our roadmap, higher fair market value of stock-based compensation instruments due to underlying stock dynamics, and foreign exchange effects; (ii) a $0.3 million increase in depreciation and amortization; compensated by (iii) a $1.5 million decrease in purchases and external expenses (from $36.6 million in 2024 to $35.1 million in 2025).

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

Selling, general and administrative expenses

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Personnel expenses	(7,381)	(7,493)	(7,681)	2.5%
Purchases, external expenses	(6,682)	(9,182)	(9,797)	6.7%
Depreciation and amortization expenses (incl. right of use amortization)	(2,012)	(1,483)	(1,397)	-5.8%
Other	(738)	(927)	(915)	-1.3%
Selling, general and administrative expenses	(16,812)	(19,085)	(19,790)	3.7%

Selling, general and administrative expenses increased by $0.7 million between the years ended December 31, 2024 and 2025 mainly due to a $0.6 million increase in purchases and external expenses (from $9.2 million in 2024 to $9.8 million in 2025).

Between the years ended December 31, 2023 and 2024, selling, general and administrative expenses increased by $2.3 million mainly due to a $2.5 million increase in purchases and external expenses (from $6.7 million in 2023 to $9.2 million in 2024) primarily related to legal and finance external support.

Other operating income and expenses

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Other operating income (expenses)	(1,300)	849	638	-24.9%

The other operating income (expenses) decreased slightly by $0.2 million between the years ended December 31, 2024 and 2025.

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

Financial income and expenses

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Financial income	21,479	44,407	16,124	-63.7%
Financial expenses	(40,642)	(21,614)	(51,064)	136.3%
Net Financial gain (loss)	(19,163)	22,793	(34,940)	-253.3%

The decrease in financial income of $28.3 million between the year ended December 31, 2024 and 2025 was mainly attributable to (i) a $14.3 million gain in change in fair value of the derivative instrument component of the SIA, which was recorded last year before derecognition of the derivative in May 2024, (ii) a $7.2 million decrease in foreign exchange gains, (iii) a $1.8 million decrease in income from cash, cash equivalents and financial assets in line with the interest rate curve evolution in FY2025, (iv) a $ 5.7 million gain recognized in the year ended December 31, 2024 on the fair value measurement of the Tranches A, B and C warrants issued to the

European Investment Bank ("EIB"), partially offset by (v) a $0.8 million increase in FX derivatives fair value gains in the year ended December 31, 2025.

The increase in financial expenses of $29.5 million between the year ended December 31, 2024 and 2025 is mainly attributable to a (i) $22.2 million increase in foreign exchange loss over the period due to the devaluation of the USD against the EUR which resulted in foreign exchange losses on our cash, cash equivalents and financial assets, (ii) a $6.7 million increase in loss on fair value measurement mainly explained by a $14.7 million loss on the fair value measurement of the Tranches A, B and C warrants issued to the EIB partly offset by a $7.8 million decrease in the loss on fair value measurement of our investment in shares of Cibus which was entirely sold in the first quarter of 2025, and (iii) a $0.7 million increase in interest on our financial and lease liabilities.

The increase in financial income of $22.9 million between the year ended December 31, 2023 and 2024 was mainly attributable to (i) an increase in income from cash, cash equivalents and financial assets of $7.7 million, (ii) a $14.3 million gain in change in fair value of SIA derivative instrument (compared to a loss in 2023, see below), (iii) a $5.7 million gain in change in fair value of European Investment Bank ("EIB") Tranches A and B warrants (compared to a loss in 2023, see below) partially offset by (iv) a decrease in the foreign exchange gain of $4.5 million (from a $17.6 million gain in 2023 to a $13.1 million gain in 2024).

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

Income (loss) from discontinued operations

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Income (loss) from discontinued operations	8,392	0	0	-

Income (loss) from discontinued operations includes Calyxt loss until deconsolidation. All tables referring to the year-end period ended December 31, 2023 present Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023.

Income tax

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Income tax	(371)	(0)	423	100.0%

The income tax benefit of the year ended December 31, 2025 corresponds to a true-up following the filing of Cellectis Inc. and Cellectis Biologics Inc.'s tax return for 2024 (both entities filing a consolidated tax return).

The income tax expense of the year ended December 31, 2024 is nil and corresponds to the income tax expense of Cellectis Inc. and Cellectis Biologics Inc. for $0.5 million, both entities filing a consolidated tax return, offset by the partial capitalization of deferred tax assets.

The income tax expense of the year ended December 31, 2023 amounting to $0.4 million corresponds to the income tax expense of Cellectis Inc. and Cellectis Biologics Inc.

Net Income / loss

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Net income (loss)	(108,443)	(36,761)	(67,593)	83.9%

Net income includes net income from discontinued operations.

The increase in net loss of $30.8 million between the years ended December 31, 2024 and 2025 was mainly due to (i) a $30.4 million increase in revenues and other income, offset by (ii) a $3.0 million increase in research and development expenses and (iii) a net financial loss of $34.9 million in the year ended December 31, 2025, compared to a net financial gain of 22.8 million in the year ended December 31, 2024.

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

Gain/Loss attributable to non-controlling interests

	For the year ended December 31,			% change
	2023	2024	2025	2025 vs 2024
Gain (loss) attributable to non-controlling interests	(7,384)	0	0	-

During the year ended December 31, 2024 and 2025, no gain or loss attributable to non-controlling interests has been recorded. The decrease in net loss attributable to non-controlling interests of $7.4 million as of December 31, 2024 compared to the year ended December 31, 2023 is due to the deconsolidation of Calyxt.

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

Liquidity management

As of December 31, 2025, we had cash and cash equivalents of $61.5 million and fix-term deposits (classified as current financial assets) of $144.8 million.

Restricted cash amounts to $4.4 million and is classified in current and non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $31.2 million as of December 31, 2025. Current financial assets, excluding restricted cash, denominated in U.S. dollars amounted to $138.9 million as of December 31, 2025.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2023, 2024 and 2025.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of December 31, 2023, are included in the figures presented below for the year 2023.

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
Net cash flows provided by (used in) operating activities	(24,746)	22,989	(39,401)
Net cash flows provided by (used in) investing activities	(15,510)	(102,808)	(29,484)
Net cash flows provided by (used in) financing activities	82,865	89,113	(16,761)
Total	42,608	9,295	(85,647)
Effect of exchange rate changes on cash	884	(2,752)	3,928

With respect to Calyxt, see Note 3 to our consolidated financial statements for more information on our scope of consolidation and non-consolidated entities, and Note 5 to our consolidated financial statements for more information on discontinued operations.

Year Ended December 31, 2025

Our net cash flows used in operating activities of $39.4 million are mainly due to cash payments from Cellectis to suppliers of $50.5 million, Cellectis’ wages, bonuses social expenses paid of $40.0 million, partially offset by $36.9 million cash-in from our license and collaboration agreements, $8.4 million of interest received on financial investments, $2.2 million cash in from R&D tax credit and $3.2 million cash-in from credit VAT payments.

Our net cash flows used in investing activities of $29.5 million mainly reflect the net cash invested in bank fixed term deposits (classified as current financial assets in the consolidated statement of financial position) for $26.1 million and the payments of capital expenditures for $3.5 million.

Our net cash flows used in financing activities of $16.8 million reflect mainly repayment for $5.4 million of financial borrowings (related to the PGE loan), the payments of lease debts for $10.8 million and the payments of interest on financial debts for $0.6 million.

Year Ended December 31, 2024

Our net cash flows provided by operating activities of $23.0 million mainly come from $42.8 million of cash received from our license and collaboration agreements, $57.0 million of cash proceeds upon closing of the Subsequent Investment with AstraZeneca allocated to operating activities (out of a total of $139.8 million net cash proceeds - see Note 2.6 of our Consolidated Financial Statements), $6.4 million of interest received on our financial investments, $1.0 million of government grants received pursuant to the BPI Grant and Advance Agreement, $1.8 million of cash-in from value-added tax reimbursement, and $0.7 million of sublease revenue related to our premises in New York, partially offset by payments to suppliers for $47.0 million, wages, bonuses and social expenses paid for $39.6 million, and a reimbursement of the fiscal years 2017 and 2018 French research tax credit for $0.7 million pursuant to Paris Administrative Court's decision.

Our net cash flows used in investing activities of $102.8 million were primarily driven by $99.0 million used for purchases of current financial assets (net of maturities), $1.2 million related to the acquisition of a right to license certain patents accounted as an intangible asset, $1.7 million of investments in R&D equipment and building fittings under construction in France and $1.0 million in the United States.

Our net cash flows provided by financing activities of $89.2 million were mainly driven by the closing of the SIA with AstraZeneca which resulted in net cash proceeds of $139.8 million cash, of which $57.0 million were recorded as cash-flows from operating activities and $82.8 million as financing activities (see Note 2.6 of the Consolidated Financial Statements), $21.6 million cash received from EIB pursuant to the disbursement of the Tranche B and C, $1.7 million refundable advance and grant received from BPI, partially offset by the payments of lease debts for $11.1 million, the repayment of the PGE loan for $5.0 million, and $0.8 million of interest paid on our borrowings.

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

Our net cash flows provided by financing activities of $82.9 million reflect mainly a $44.9 million inflow from AZ Holdings' $80.0 million initial investment after reallocation of $35.7 million to operating activities, the $25.0 million gross proceeds from Cellectis' follow-on offering in February 2023, the $21.2 million cash received from EIB pursuant to the disbursement of the Tranche A net of transaction costs, the $5.7 million received in respect of the 2022 research tax credit pre-financing, the $2.8 million refundable advance received from BPI, $2.5 million of Interim Funding received by Calyxt from Cibus, partially offset by transaction costs related to AZ Holdings' initial investment of $0.6 million and to Cellectis' follow-on offering of $1.5 million, the payments of lease debts of $11.8 million and the repayment of the PGE loan of $5.0 million.

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

With cash and cash equivalents of $61.5 million and fixed-term deposits of $144.8 million as of December 31, 2025, the Company believes such amounts will be sufficient to fund its operations into the second half of 2027 and therefore for at least twelve months following the consolidated financial statements’ publication.

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

EIB Finance Contract

On December 28, 2022, we entered into a Finance Contract with the EIB for up to €40.0 million in loans to support research and development activities to advance our pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provided for funding in three tranches as follows: (i) an initial tranche of €20.0 million (“Tranche A”); (ii) a second tranche of €15.0 million (“Tranche B”); and (iii) a third tranche of €5.0 million (“Tranche C,” and each of Tranche A, Tranche B, and Tranche C, a “Tranche”), each issuable only in full. Each of our material subsidiaries guarantees our obligations under the Finance Contract. References to our subsidiaries in this discussion of the EIB Finance Contract exclude Calyxt, Inc.

The disbursement of each Tranche is conditioned upon certain documentary conditions, including the execution of a warrant agreement with respect to the EIB Warrants (as defined below). On March 3, 2023, the Company and the EIB entered into a Subscription Agreement for Warrants to be issued by Cellectis S.A. (the "Warrant Agreement") in satisfaction of the foregoing condition.

Borrowings under the Finance Contract mature with respect to each Tranche six years from the respective disbursement date for such Tranche. Interest on each Tranche shall be paid in kind, shall be capitalized annually by increasing the principal amount of the respective Tranche, and shall accrue at a rate equal to (i) 8.0% per annum with respect to Tranche A, (ii) 7.0% per annum with respect to Tranche B, and (iii) 6.0% per annum with respect to Tranche C. Interest on any overdue amounts related to a Tranche shall be payable in cash and shall accrue from the due date through the actual payment of such overdue amount at an annual rate equal to the higher of the rate applicable to a relevant Tranche as noted above plus 2.0% and the one-month EURIBOR rate plus 2.0%.

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

Tranche A matures six years from the disbursement date and interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8.0% per annum.

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

Tranche B matures six years from its disbursement date and will accrue interest at a rate of 7% per annum capitalized annually and payable at maturity.

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

Tranche C matures six years from its disbursement date and will accrue interest at a rate of 6% per annum capitalized annually and payable at maturity.

With the drawdown of Tranche C, the Company has drawn the full €40 million available under the Finance Contract.

Follow-on offering

On February 7, 2023, Cellectis launched of a follow-on offering of $22 million of its ADS for which Jefferies LLC and Barclays Capital Inc. acted as joint book-running managers for the Global Offering. Pricing occurred on February 2, 2023, at $2.50 per ADS. Bpifrance Participations, Baillie Gifford & Co. and Long Focus Capital Management LLC, existing shareholders of the Company, were allocated in the aggregate more than half of the ADS sold in the global offering. On February 7, 2023, Cellectis announced the exercise by the underwriters, Jefferies LLC and Barclays Capital Inc., of their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs. The total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 with gross proceeds of $24.8 million and the aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses, of approximately $22.8 million.

ATM Program

On January 4, 2023, we entered into an amendment to the Sales Agreement, dated as of March 29, 2021, with Jefferies LLC with respect to an equity offering program (the "ATM") under which we may offer and sell ADS having an aggregate offering price of up to $60.0 million from time to time following January 4, 2023, through Jefferies as our sales agent. In 2024, Cellectis discontinued the ATM.

Joint Research Collaboration Agreement and Investment Agreements with AstraZeneca

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis, under the AZ JRCA, AZ Ireland will reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, ranging from $80 million up to $253 million, per each of the 10 candidate products, plus tiered royalties based on the sale of Licensed Products.

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

State Guaranteed Loan (“PGE”)

We received the PGE loan on July 2020 of €18.5 million (or $19.2 million using exchange rate as of December 31, 2024) of which €8.1 million remains outstanding, from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and BPI. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. See Note 14 to our consolidated financial statements for more information about the amounts outstanding under the PGE loan.

Cellectis’ Contractual Obligations and Commitments

As of December 31, 2025, Cellectis had the following contractual obligations:

As of December 31, 2025	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreements	43,438	10,151	15,739	9,667	7,881
IT licensing agreements	2,812	1,081	1,731	-	-
State Guaranteed loan « PGE »	4,129	4,129	-		-
EIB loan	72,076	-	-	72,076	-
Conditional advances	6,316	-	1,612	4,703	-
Research Tax Credit financing and others	7,443	6,593	408	408	34
Total contractual obligations	136,212	21,954	19,489	86,854	7,915

Cellectis’ short-term and long-term material requirements are reflected in the table above and mainly relate to:

•
lease agreements regarding Cellectis’ corporate headquarters in Paris, France, its administrative and research and development facility in New York, New York, and its manufacturing facilities in Paris, France, and Raleigh, North Carolina, as well as leased equipment for a total of $43.4 million, of which $10.2 million are payable in 2026;
•
IT licensing agreements for $2.8 million, of which $1.1 million is payable in 2026;
•
a State Guaranteed loan “PGE” of $4.1 million, payable in 2026;
•
Research Tax Credit financing of $6.4 million, payable in 2026;
•
a long-term loan with the EIB of $72.1 million;
•
long-term conditional advances with Bpifrance of $6.3 million.

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

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2025, our lease guaranty represents a potential obligation in the amount of $19.9 million over the remaining 12 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend Cibus’s lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof. Cibus' most recent financial statements included in its quarterly report on Form 10-Q for the quarter ended September 31, 2025 note that there is substantial doubt about Cibus' ability to continue as a going concern for at least one year from the date of issuance of those financial statements.

C.
Research and Development, Patents and Licenses, etc.

Our research and development teams utilize our deep expertise to contribute to the growth of our business. As of December 31, 2025, we had 186 employees engaged in research and development activities. In the years ended December 31, 2023, 2024 and 2025 we spent $87.6 million, $90.5 million and $93.5 million respectively, on research and development. For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.
Trend Information

For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report:

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	61	Director, Chief Executive Officer and Co-Founder
Adrian Kilcoyne, M.D, MPH	56	Chief Medical Officer
Steven Doares, Ph.D.	66	Senior Vice President of US Manufacturing
Philippe Duchateau, Ph.D.	63	Chief Scientific Officer
Kyung Nam-Wortman	56	Chief Human Resources Officer
Stephan Reynier	56	Chief Regulatory & Pharmaceutical Compliance Officer
David Sourdive, Ph.D.	59	Director, Deputy Chief Executive Officer, Executive Vice President, CMC and Manufacturing
Arthur Stril	37	Chief Financial Officer & Chief Business Officer
Marie-Bleuenn Terrier	44	General Counsel

Non-Employee Directors:
Jean-Pierre Garnier, Ph.D.	78	Chairman of the Board and Director
Laurent Arthaud	63	Director
Donald A. Bergstrom, Ph.D.	54	Director
Rainer Boehm	65	Director
Cécile Chartier, Ph.D.	59	Director
Marc Dunoyer	73	Director
André Muller	62	Director
Tyrell Rivers, Ph.D.	53	Director

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

David Sourdive, Ph.D., is a co-founder of Cellectis and holds the position of Executive Vice President, CMC and Manufacturing since 2017. Prior to that date, Dr. Sourdive served as Executive Vice President, Corporate Development since 2008. Dr. Sourdive is also a member of our board of directors since 2000. Since June 2023 Dr. Sourdive serves on the board of directors of hema.to GmbH, from October 2023, he serves at the board of directors of Aqemia SAS, and from September 2024, he serves on the board of Hephaistos S.A.S. From September 2019 to October 2025, he served on the board of directors of Exeloim S.A.S. From February 2021 to September 2025, he served on the board of directors of Cell-Easy S.A.S. From February 2014 to April 2024, he served on the board of directors of Mediterranean Institute for Life Sciences (MEDILS). From 2021 to December 2023, he served on the board of directors of Mablink S.A.S. From December 2018 to December 2021, he served on the board of directors of Enobraq SAS. From October 2017 to May 2020, Dr. Sourdive served on the Board of Omics SAS. Before his tenure at Cellectis, Dr. Sourdive directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +).

Arthur Stril joined Cellectis in 2018 as Vice President, Corporate Development. He was appointed Chief Business Officer in 2020 and Chief Business Officer and Interim Chief Financial Officer in 2024. He currently serves as Chief Financial Officer and Chief Business Officer since January 2025. Mr. Stril serves on the board of directors of Primera Therapeutics, Inc. since 2023, serving as a director designated by Cellectis. Mr. Stril began his career at the European Commission’s Directorate-General for Competition, controlling global pharmaceutical mergers. He later became Head of the Hospital Financing Unit at the French Ministry of Health. Mr. Stril graduated from the École Normale Supérieure, Paris and Cambridge University, and holds a diploma in Immunotherapy from the Université Paris-Descartes. Mr. Stril is also a member of the French Corps des Mines and is a member of the advisory board of Life Science Cares, a not-for profit organisation.

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

Non-employee Directors

Jean-Pierre Garnier, Ph.D., serves as a member and Chairman of our board of directors since November 2020. Since September 2024, he has served as chairman of the board of directors of BioAge Labs, Inc. From 2019, Dr. Garnier has served as director of the board of directors of Carrier Global Corp., a public company. From 2016 to 2022, Dr. Garnier has served as director of the board of directors of Radius Therapuetic, and from 2018 to 2022, he served as Chairman of the board of directors of Carmat, a public company based in France. From 2018 to 2020, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company, sold for $30 billion to Johnson & Johnson. From 2008 to 2010, Dr. Garnier served as Chief Executive Officer of Pierre Fabre, from 2000 to 2008 he served as Chief Executive Officer and Executive Member of the board of directors of GlaxoSmithKline plc, and in 2000, he was Chief Executive Officer of SmithKline Beecham plc. Dr. Garnier has served as board member of Renault S.A., from 2008 to 2016, United Technologies Corporation from 1997 to 2019, and Max Planck Institute from 2013 to 2019. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar. He was recently promoted from Chevalier to Officier de la Légion d’Honneur of France.

Laurent Arthaud serves as a member of our board of directors since 2011. Mr. Arthaud is the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement since 2012. He currently serves on the boards of directors of Kurma Life Sciences, Sparingvision, Aledia, and Enyo Pharma. Mr. Arthaud served at the board of directors of Calyxt from 2020 to May 2023, serving as a director designated by Cellectis. He previously served at the Calyxt’s board of directors from July 2017 to May 2019. From 2018 to 2025, Mr. Arthaud served on the board of directors of Ribogenics, Inc. He served on the board of directors of Adocia from 2009 to 2022. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the École Nationale de Statistique et d’Administration Économique.

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

Rainer Boehm serves as a member of Cellectis’ board of directors since 2017. In addition, Mr. Boehm is the founder and owner of Rainer Boehm GmbH and is currently serving on the board of directors of BioCopy AG since February 2020, and Berlin Cure AG since January 2022. From Septembr 2022 to March 2025, Mr. Boehm served on the board of directors of Omega Therapeutics. From 2018 to 2022, Mr. Boehm served on the board of directors of Nordic Nanoverctor SA, and of Humanigen Inc from 2018 to February 2024. Mr. Boehm spent 29 years at Novartis, working locally, regionally and globally in various senior management roles, after building his career in Marketing & Sales and Medical Affairs. At Novartis, he led all emerging markets regions as well as the United States and

Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma from 2010 to 2017, as well as ad interim Chief Executive Officer and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.

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

André Muller serves as a member of our board of directors since June 2025. Mr. Muller serves as advisor to the board of directors and to the chief executive officer of Idorsia Pharmaceuticals Ltd., since 2025, and as director of Chiron Investment AG. Mr. Muller previously served as chief executive officer of Idorsia Pharmaceuticals Ltd from June 2024 to June 2025 and was chief financial officer of Idorsia Pharmaceuticals Ltd from June 2017 to June 2024. Mr. Muller holds a master’s degree in business administration from EMLYON Business School, Lyon, France.

Tyrell Rivers, Ph.D., serves as a member of our board of directors since May 2024. Since May 2024, Mr. Rivers has served as Executive Director within AstraZeneca's Corporate Development Group. Prior to this role, Dr. Rivers was at MedImmune Ventures, where he specialized in biotechnology investing, and at Merck & Co., Inc. where he led the technical support for multiple commercial vaccine franchises and subsequently directed global business initiatives for accessing key technologies for research and development. Dr. Rivers currently serves on the board of directors for ADC Therapeutics S.A., Cerapedics, Fuse Biosciences Limited, Nucleus RadioPharma, Inc., Quell Therapeutics, Ltd, and SixPeaks Bio AG. From 2022 to 2024, he served at the board of BioHealth Innovation, from 2021 to 2022, he served at the board of Goldfinch Bio, Inc., from 2022 to 2023, he served at the board of Regio Biosciences, Inc., and from 2018 to 2021, Dr. Rivers served at the board of Viela Bio, Inc. Dr. Rivers earned his BS in Chemical Engineering from the Massachusetts Institute of Technology, a PhD in Chemical Engineering from University of Texas at Austin, and his MBA from the New York University Stern School of Business.

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

B.
Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation paid and benefits in kind granted by us to our current executive officers and directors, for the year ended December 31, 2025, was $5.6 million. For the year ended December 31, 2025, 3,851,783 stock options with an exercise price of €1.56 per ordinary share, and 270,500 stock options with an exercise price of €1,28 per ordinary share were granted to directors and executive officers as compensation under the 2024 Stock Option Plan.. The total amount set aside or accrued to provide pension, retirement or similar benefits was $0.4 million for the year ended December 31, 2025.

Directors	Compensation (Gross Salary+Bonus)*	Board fees*	Out-of-pocket expenses*	Equity awards granted in 2025
A. Choulika	943,894	—	38,979	880,000
D. Sourdive	620,729	—	15,545	352,500
J.P. Garnier	—	101,698	18,114	171,783
L. Arthaud	—	—	—	—
R. Boehm	—	112,998	7,947	—
D. Bergstrom	—	101,698	136	—
C. Chartier	—	101,698	—	—
M. Dunoyer	—	—	—	—
A-S Malkomes	—	53,674	272	—
A. Muller	—	53,674	—	—
T. Rivers	—	—	—	—

* The conversion rate used is the average rate of the period

Service Agreements

As of December 31, 2025, there were no service agreements between the Company or any of its subsidiaries and any director providing for benefits upon termination of employment.

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

Accordingly, as of the date of this Annual Report, the change of control plan applies with respect to each member of the executive committee of Cellectis: Dr. Choulika (Chief Executive Officer, and Director), Dr. Adrian Kilcoyne (Chief Medical Officer), Dr. Steve Doares (Senior Vice President, US Manufacturing and Site Head), Dr. Phillippe Duchateau (Chief Scientific Officer), Ms. Kyung Nam-Wortman (Executive Vice President, Chief Human Resources Officer), Mr. Stephan Reynier (Chief Regulatory and Compliance Officer), Dr. David Sourdive (Executive Vice President CMC and Manufacturing, and Director), Mr. Arthur Stril (Chief Financial Officer & Chief Business Officer), and Ms. Marie-Bleuenn Terrier (General Counsel). The change of control plan also applies to one of our senior managers.

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

As of December 31, 2025, 5,020,167 non-employee warrants were outstanding for an aggregate of 5,025,837 potential ordinary shares at a weighted average exercise price of €2.51 per share. As of December 31, 2025, 169,500 of the 5,020,167 warrants were held by certain of our directors and some of our consultants for an aggregate of 175,170 ordinary shares, and 4,850,667 of the 5,020,167 warrants were held by the EIB. As of December 31, 2025, 117,938 of the 5,020,167 warrants were exercisable.

Free Shares

Under our 2012, 2013, 2014, 2015, 2018, Second 2018, 2021, 2022, 2023, 2024 and 2025 Free Share Plans, or collectively the Free Shares Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2025 Free Share Plan, was adopted by our board of directors on August 4, 2025 according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 26, 2025.

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

Pursuant to the shareholders authorization dated June 26, 2025, the maximum aggregate number of ordinary shares, which may be issued is 6,017,473, provided that our board of directors may decide of new grant of free shares only under our current 2025 Free Share Plan and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 6,017,473. As of the date of this Annual Report, 2,701,060 ordinary shares remain available for issuance under the 2025 Free Share Plan and 2025 Stock Option Plan.

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

For the 2021, 2022, 2023, 2024 and 2025 Free Share Plans, our shareholders have determined that the vesting period must be at least three years from the date of grant with no holding period applicable, and that the vesting of free shares granted to our corporate officer and members of our executive committee are subject to performance conditions.

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

Stock Options

Under our 2015, 2016, 2017, 2018, 2021, 2022, 2023, 2024 and 2025 Stock Options Plans, or collectively, the Stock Options Plans, we have granted stock options to certain of our employees, officers and chairman of the board of directors. Our current plan, the 2025 Stock Option Plan, was adopted by our board of directors on August 4, 2025, according to the authorization granted by the combined ordinary and extraordinary shareholders’ general meeting dated June 26, 2025.

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

Pursuant to the shareholders authorization dated June 26, 2025, the maximum aggregate number of ordinary shares, which may be is 6,017,473, provided that our board of directors may decide of new grant of stock options only under our current 2024 Stock Option Plan, and within the overall limit on the amount of issuance made to grant free shares and upon exercise of stock options, which is 6,017,473. Incentive stock options and non-qualified stock options may be granted under the Stock Option Plans, except for the 2021, 2022, 2023, 2024, and 2025 Stock Options under which only non-qualified stock options are available. As of the date of this Annual Report 2,701,060 ordinary shares remain available for issuance under the 2025 Stock Option Plan and 2025 Free Share Plan.

For the 2021, 2022, 2023, 2024 and 2025 Stock Options Plans, our shareholders have determined that the vesting period must be at least over three years from the date of grant, and that the vesting of stock options granted to our corporate officer and members of our executive committee are subject to performance conditions.

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

During the year ended December 31, 2025:

•
3,851,783 stock options have been granted in January 2025 under the 2024 Stock Option Plan. These stock option have been granted to our executive officers and our chairman. The vesting period of the stock options granted to our executive officers and chairman is over three years and is subject to performance conditions;
•
1,866,150 stock options have been granted to certain employees in March 2025 under the 2024 Stock Option Plan. The vesting period of the stock options granted to our employees is four years;
•
476,100 stock options have been granted to certain employees and executive officers in June 2025 under the 2024 Stock Option Plan, out of which 270,500 were granted to certain of our executive officers. The vesting period of the stock options granted to our employees is four years, and to our officers is over three years and is subject to performance conditions.
•
132,000 stock options have been granted to certain of our employees in November 2025 under the 2025 Stock Option Plan and are under a vesting period over four years;
•
20,000 stock options have been granted to certain of our employees in December 2025 under the 2025 Stock Option Plan and are under a vesting period over four years.

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

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Jean-Pierre Garnier, M.D.	Chairman and Director	2020	2026
André Choulika, Ph.D.	Director and CEO	1999	2027
David Sourdive, Ph.D.	Director and Deputy CEO	2000	2027
Laurent Arthaud	Director	2011	2026
Donald A. Bergstrom	Director	2022	2028
Rainer Boehm	Director	2017	2026
Cécile Chartier	Director	2023	2026
Marc Dunoyer	Director	2024	2027
André Muller	Director	2025	2028
Tyrell Rivers, Ph.D.	Director	2024	2027

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

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of three members of the board of directors: Messrs. Muller, Bergstrom, and Boehm.

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

•
oversee the rules relating to the use of the statutory auditors for assignments other than the audit of the financial statements and of internal control over financial reporting and, more generally, ensure that we comply with the principles guaranteeing the statutory auditors’ independence;
•
at least annually, review and discuss the information provided by management and the auditors relating to the independence of the audit firm;
•
pre-approve any services entrusted to the statutory auditors which are outside of the scope of the annual audit;
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

Environmental and Social Committee. Our environmental and social committee assists our board in reviewing the environmental and social matters within the Company. Currently, our environmental and social committee, which is a subcommittee of the Audit and Finance Committee, is comprised of three members of the board of directors: Mr. Muller, Mr. Bergstrom, and Mr. Boehm. The principal duties and responsibilities of our environmental and social committee include but are not limited to:

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

D.
Employees

As of December 31, 2025, we had 229 employees, 224 of whom were full-time, 58 of whom hold M.D, Ph.D. or Pharm.D. degrees, 185 of whom were engaged in research and development activities and 44 of whom are engaged in business development, commercial, legal, finance, information systems, human resources or administrative support. As of December 31, 2025, 151 of our employees were located in France and 78 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 15, 2026 for:

•
each beneficial owner of more than 5% of our outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 15, 2026.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The percentage ownership information shown in the table is based upon 72,590,994 ordinary shares outstanding as of February 15, 2026. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 15, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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

Name of beneficial owner	Ordinary Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
AstraZeneca PLC (1)	26,000,000	31.48%
Bpifrance Participations SA (2)	6,913,153	9.52%
Directors and Executive Officers:
André Choulika, Ph.D. (3)	2,679,511	3.61%
David Sourdive, Ph.D. (4)	1,764,352	2.41%
Philippe Duchateau, Ph.D. (5)	735,292	1.00%
Marie-Bleuenn Terrier (6)	805,655	1.10%
Stephan Reynier (7)	684,913	*
Adrian Kilcoyne (8)	148,500	*
Steven Doares (9)	492,871	*
Kyung Nam-Wortman (10)	477,001	*
Arthur Stril (11)	481,631	*
Laurent Arthaud	-	*
Rainer Boehm (12)	42,400	*
Jean-Pierre Garnier (13)	286,602	*
Donald A. Bergstrom	-	*
Cécile Chartier	-	*
André Muller	-	*
Marc Dunoyer	-	*
Tyrell Rivers	-	*
All directors and executive officers as a group (17 persons)	8,598,728	11.70%

* Represents beneficial ownership of less than one per cent.

(1)
Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on January 24, 2025. Consists of 16,000,000 ordinary shares (corresponding to 32,000,000 voting rights) and 10,000,000 shares of Class A Preferred

Shares (corresponding to 10,000,000 voting rights), which are convertible at any time by AZ Holdings and which vote together with the Company's ordinary shares. The address of AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England. As reported on the Schedule 13D filed with the SEC on January 24, 2025, AstraZeneca PLC may be deemed to beneficially own the ordinary shares.
(2)
Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on December 12, 2025. Consists of 6,913,153 ordinary shares (corresponding to 10,599,440 voting rights) beneficially owned by Caisse des Dépôts, which includes 5,873,247 ordinary shares (corresponding to 9,559,534 voting rights) beneficially owned by each of Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A and 1,039,906 ordinary shares (corresponding to 1,039,906 voting rights) beneficially owned by CDC Croissance S.A. Bpifrance Participations S.A., EPIC Bpifrance and Bpifrance S.A.'s address is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Caisse des Dépôts' address is 56, rue de Lille, 75007 Paris, France.
(3)
Includes 240,065 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 143,100 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 148,400 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 164,300 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 153,912 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 235,850 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 248,570 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, and 290,400 ordinary shares that Mr. Choulika has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.
(4)
Includes 210,058 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 84,800 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 95,877 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 13,200 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, 115,500 ordinary shares that Mr. Sourdive has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan, 288,041 shares held by Viveoo SARL, and 415,000 shares held by SGBT LUX VIVEOO.
(5)
Includes 180,049 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 31,800 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan and 37,312 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Dr. Duchateau has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 95,877 ordinary shares that Mr. Duchateau has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 11,550 ordinary shares that Mr. Duchateau has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, and 115,500 ordinary shares that Mr. Duchateau has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.
(6)
Includes 210,058 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 84,800 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 95,877 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 11,550 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, and 115,500 ordinary shares that Mrs. Terrier has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.

(7)
Includes 71,665 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2016 under the 2016 Stock Option Plan, 42,400 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in October 2017 under the 2017 Stock Option Plan, 74,200 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 10,600 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 56,816 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, 95,877 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 11,550 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, and 115,500 ordinary shares that Mr. Reynier has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.

(8)
Includes 33,000 ordinary shares that Mr. Kilcoyne has the right to acquire pursuant to stock options granted in August 2024 under the 2024 Stock Option Plan, and 115,500 ordinary shares that Mr. Kilcoyne has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.
(9)
Includes 18,020 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in July 2020 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 15,900 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 42,612 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, 95,877 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 6,600 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, and 115,500 ordinary shares that Mr. Doares has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.
(10)
Includes 21,730 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in November 2020 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 42,612 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, 95,877 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 6,600 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, and 115,500 ordinary shares that Mrs. Nam-Wortman has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.
(11)
Includes 5,300 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in October 2018 under the 2018 Stock Option Plan, 15,370 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in April 2019 under the 2018 Stock Option Plan, 36,040 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2021 under the 2018 Stock Option Plan, 37,312 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 5,300 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in May 2022 under the 2021 Stock Option Plan, 94,340 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 42,612 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in May 2023 under the 2022 Stock Option Plan, 104,441 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, 6,765 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in June 2024 under the 2023 Stock Option Plan, and 115,500 ordinary shares that Mr. Stril has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.
(12)
Includes 42,400 ordinary shares that Mr. Boehm has the right to acquire pursuant to non-employee warrants granted in October 2017.
(13)
Includes 29,112 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in April 2021 under the 2018 Stock Option Plan, 41,196 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in March 2022 under the 2021 Stock Option Plan, 84,736 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in January 2023 under the 2022 Stock Option Plan, 74,866 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in January 2024 under the 2023 Stock Option Plan, and 56,688 ordinary shares that Mr. Garnier has the right to acquire pursuant to stock options granted in January 2025 under the 2024 Stock Option Plan.

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

Shareholders in the United States

As of June 30, 2025 and December 31, 2025, we estimate that approximately 15.1% and 17.0%, respectively, of our outstanding ordinary shares were held in the United States.

B.
Related Party Transactions

Since January 1, 2024, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

BPI, which is a shareholder of Cellectis, participated in a bank syndicate that granted the PGE loan to Cellectis. During the fiscal years ended 2024 and 2025, we made principal repayments of $1.6 million and $1.7 million, respectively, as well as interest payments of $0.1 million in each of those years pursuant to the PGE loan. For more information, see “Item 5.B—Liquidity and Capital Resources.”

We entered into a transfer of receivables agreement with BPI, to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, BPI advanced 5,456,000 € over the period from June 15, 2022 to June 15, 2023, with a commitment fee to be charged to Cellectis of 0.40%. This advance has been fully repaid before October, 15, 2025, according to agreement term.

We entered into a transfer of receivables agreement with BPI, to provide to Cellectis financing of 80% of the tax receivables due to Cellectis in connection with the research tax credit (Crédit Impôts Recherche). Pursuant to this agreement and according to market standards, Bpifrance advances 5,284,000 € over the period from July 15, 2023 to October 15, 2026, with a commitment fee to be charged to Cellectis of 0.40%.

We entered into the BPI Grant and Advance Agreement to partially support a R&D program related to Cellectis UCART 20x22 for up to €6.4 million subject to specific conditions. In 2023 and 2024, Cellectis received respectively $3.1 million and $2.7 million pursuant to the BPI Grant and Advance Agreement.

As part of the AZ JRCA with AZ Ireland, twenty-five genetic targets have been exclusively reserved for AZ Ireland, from which up to 10 candidate products could be explored for development. AZ Ireland will have an option for a worldwide exclusive license on the candidate products, to be exercised before IND filing. Pursuant to the AZ JRCA, Cellectis’ research costs under the collaboration are funded by AZ Ireland. Cellectis also received upfront payments of $25.0 million in November 2023, and is eligible for future milestone payments, plus tiered royalties based on the sale of Licensed Products (as defined in the AZ JRCA). On November 17, 2025, AZ Ireland and Cellectis entered into an amendment to the JRCA to prospectively change the structure of the milestone payments, leading to an aggregate amount of up to $80 million to up to $253 million per each of the 10 candidate products (vs. up to $70 million to up to $220 million per candidate product previously).

For more information, see “Item 4. Information on the Company—B. Business Overview—Our Licensing Relationships.”

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers and service agreement with Director.

Equity Awards

Since January 1, 2025, we have granted equity awards to certain of our directors and executive officers:

•
On January 30, 2025, we granted 3,851,783 stock options to our executive officers and the chairman of our board of directors, with a vesting over three years and subject to performance conditions.
•
On June 23, 2025, we granted 270,500 stock options to certain of our executive officers, with a vesting over three years and subject to performance conditions.

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

On September 26, 2025, Factor filed a complaint in the United States District Court for the District of Delaware against Cellectis S.A., Cellectis, Inc., AstraZeneca Ireland Limited, and AstraZeneca Holdings B.V., alleging that Cellectis' TALEN-based gene editing technology would infringe certain Factor's U.S. patents. While we believe that we have meritorious defenses and intend to defend this action vigorously, if the United States District Court for the District of Delaware does not rule in our favor, it could harm our business, our and our licensees' ability to develop and commercialize certain of our or our licensee's products. For more information, see "Risk Factors - Risks Related to Intellectual Property".

Regardless of outcome, litigation can have an adverse impact on us because of associated costs, diversion of management resources and other factors.

Dividend Distribution

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting related to the statutory financial statements of Cellectis S.A.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution, our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $6.0 million on December 31, 2025). Moreover, Cellectis S.A. had accumulated deficit of €61,8 million (approximately $72.4 million) as of December 31, 2025 which only corresponds to 2025 net loss. During the annual shareholders meeting of June 26, 2025, the shareholders, in accordance with French Law, approved the absorption of €58.2 million (approximately $63.0 million) of company retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities. Cellectis has never declared or paid any dividends.

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

B.
Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Our ADS have been listed on Nasdaq Global Market under the symbol “CLLS” since March 24, 2015. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Growth market of Euronext Paris under the symbol “ALCLS” since February 7, 2007. Prior to that date, there was no public trading market for our ordinary shares.

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

You are a “U.S. holder” if you are a beneficial owner of ADSs and are treated for U.S. federal income tax purposes as:

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

Although the matter is not free from doubt, it is possible that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and we may be a PFIC for the current taxable year, and potentially future taxable years. PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were a PFIC for the taxable year ended December 31, 2025 or that the IRS will agree with any position we take regarding our PFIC status. If we are a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “— PFIC Considerations” portion, may also be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “PFIC Considerations,” it is possible that that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2025 (and that we may be a PFIC for the current or future taxable years). The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

The amount of the dividend will include any amounts withheld by the Company in respect of French taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury and the Foreign Tax Credit Regulations (as defined below), French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. holder’s U.S. federal income tax liability. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is possible that that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2025 (and that we may be a PFIC for the current or future taxable years).

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

A list of relevant French companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the FTC is published by the French tax authorities, and could be amended at any time. Pursuant to the French tax authorities' guidelines BOI-ANNX-000467-17/12/2025 issued on December 17, 2025, Cellectis is currently not included in such list. Please note that such list may be updated from time to time, or may not be published anymore in the future.

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

For the year ended December 31, 2025, our revenues denominated in U.S. dollars are mainly related to AstraZeneca collaboration agreement. Our cash and cash equivalents denominated in U.S dollars amounted to $31.2 million as of December 31, 2025. Current financial assets, excluding restricted cash, denominated in U.S. dollars amounted to $138.9 million. For more information, see “Item 5.A—Operating Results.”

The net foreign exchange result for the fiscal year 2025 is a loss of $22.1 million. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

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

Liquidity risk

As of December 31, 2025, our financial debt primarily consists of lease debts for $35.4 million, a liability related to the EIB loan of $47.2 million, the 2022 Research Tax Credit financing with BPI for $6.2 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of the PGE for $4.1 million, and conditional advances from BPI for $4.0 million. All of those amounts are excluding future interests.

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

Depositary Payments for 2025

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

For the year ended December 31, 2025, Citibank, N.A., as Depositary, had made reimbursements to the Company of $409 thousand.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

(a)
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2025. Management’s assessment was based on the framework in “Internal Control – Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG SA, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2025, which is included herein. See paragraph (b) of the present Item 15, below.

(b)
See report of KPMG S.A., independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-3.
(c)
No changes in internal controls over financial reporting occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. André Muller, Mr. Rainer Boehm, and Dr. Donald Bergstrom are audit and finance committee financial experts as defined by the SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Global Market. Mr. André Muller, Mr. Rainer Boehm, and Dr. Donald Bergstrom are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Global Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG S.A. has served as our independent registered public accounting firm since 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended
	December 31,
	2024	2025
	($, in thousands)
Audit Fees	810	837
Audit-Related Fees	5	15
Tax Fees	—	14
Other Fees	—	—
Total	815	866

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

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for assistance in the preparation of our PFIC statement.

Audit and Non-Audit Services Pre-Approval Policy

The audit and finance committee has responsibility for selecting, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit and finance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit and finance committee, it requires specific pre-approval by the audit and finance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre- approval by the audit and finance committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2025 were pre-approved by the audit and finance committee.

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

The audit and finance committee has considered the non-audit services provided by KPMG S.A. as described above and believes that they are compatible with maintaining KPMG S.A.’s independence as our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers as defined in the rules promulgated under the Exchange Act are permitted pursuant to Nasdaq Listing Rule 5615(a)(3) to follow home country corporate governance practices in lieu of the Nasdaq Listing Rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, neither the corporate laws of France nor our By-laws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with applicable Nasdaq corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

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

ITEM 17. FINANCIAL STATEMENTS

See Item 18. Financial Statements

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-67 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit
1.1#	By-laws (Statuts) of the Registrant

2.1#

Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended, filed with the Commission on March 10, 2015) (File No. 333-202205).

2.2#

Form of American Depositary Receipt (included in Exhibit 2.1 as Exhibit A) (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as amended, filed with the Commission on March 10, 2015).

2.3	Description of Securities registered under Section 12 of the Exchange Act.

4.1#*

Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011(incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 6-K filed with the Commission on December 5, 2025) (File No. 001-36891).

4.1.1#*

First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012 (incorporated by reference to Exhibit 4.1.1 to the Registrant’s Current Report on Form 6-K filed with the Commission on December 5, 2025) (File No. 001-36891).

4.1.2#*

Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014 (incorporated by reference to Exhibit 4.1.2 to the Registrant’s Current Report on Form 6-K filed with the Commission on December 5, 2025) (File No. 001-36891).

4.1.3#*

Third Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated December 16, 2015 (incorporated by reference to Exhibit 4.1.3 to the Registrant’s Current Report on Form 6-K filed with the Commission on December 5, 2025) (File No. 001-36891).

4.1.4#*

Fourth Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated November 4, 2022 (incorporated by reference to Exhibit 4.1.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 14, 2023) (File No. 001-36891).

4.2#

Patent & Technology License Agreement between Ohio State Innovation Foundation and Cellectis S.A., dated October 23, 2014(incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 12, 2019) (File No. 001-36891).

4.3#	Form of Change in Control Agreement(incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 14, 2023) (File No. 001-36891).

4.4#

2024 Employees Change of Control Plan, dated May 27, 2024 (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 14, 2025) (File No. 001-36891).

4.5†#	2012 Free Share Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on March 10, 2015) (File No. 333-202205).

4.6†#	2013 Free Share Plan (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on March 10, 2015) (File No. 333-202205).

4.7†#	2014 Free Share Plan(incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on March 10, 2015) (File No. 333-202205).

4.8†#	2015 Free Share Plan(incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 10, 2015) (File No. 001-36891).

4.9†#	2015 Stock Option Plan (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 10, 2015) (File No. 001-36891).

4.10†#	2016 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on December 2, 2016) (File No. 333-214884).

4.11†#	2017 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on January 9, 2018) (File No. 333-222482).

4.12†#

Free Share 2018 Plan (incorporated by reference to Exhibit 99.3 to the Post-Effective Amendment to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 13, 2018) (File No. 333-222482).

4.13†#	2018 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 5, 2018) (File No. 333-227717).

4.14†#	Summary of BSA Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 5, 2018) (File No. 333-227717).

4.15†#

Second Free Share 2018 Plan (incorporated by reference to Exhibit 99.3 to the Post-Effective Amendment to the Registrant’s Registration Statement on Form S-8 filed with the Commission on March 4, 2021) (File No. 333-227717).

4.16†#	2021 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 5, 2021) (File No. 333-258514).

4.17†#	2021 Free Shares Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 5, 2021) (File No. 333-258514).

4.18†#	2022 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 6, 2022) (File No. 333-267760).

4.19†#	2022 Free Shares Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 6, 2022) (File No. 333-267760).

4.20†#	2023 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2023) (File No. 333-273777).

4.21†#	2023 Free Shares Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 7, 2023) (File No. 333-273777).

4.22†#

License Agreement between Allogene Therapeutics, Inc. and Cellectis S.A., dated March 8, 2019 (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F, as amended, filed with the Commission on April 25, 2019) (File No. 001-36891).

4.23#*

License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 6, 2019(incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A filed with the Commission on April 25, 2019) (File No. 001-36891).

4.24#*

Amendment No. 1 to License, Development and Commercialization Agreement between Les Laboratoires Servier and Cellectis S.A. dated March 4, 2020 (incorporated by reference to Exhibit 4.26.1 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 5, 2020) (File No. 001-36891).

4.25†#	2024 Stock Options Plan (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form S-8 filed with the Commission on January 15, 2025) (File No. 333-284301).

4.26†#	2024 Free Shares Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on January 15, 2025) (File No. 333-284301).

4.27†#	2025 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on September 12, 2025) (File No. 333-290218).

4.28†#	2025 Free Shares Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on September 12, 2025) (File No. 333-290218).

4.30#*

Credit Facility Agreement between the European Investment Bank and Cellectis S.A., dated December 28, 2022 (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 14, 2023) (File No. 001-36891).

4.31#*

Joint Research and Collaboration Agreement dated November 1, 2023 between Cellectis S.A. and AstraZeneca Ireland Limited(incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the Commission on November 9, 2023) (File No. 001-36891)

4.31-1#*	Side Letter to the Joint Research and Collaboration Agreement with AstraZeneca Ireland Limited dated on June 16, 2025

4.31-2#*	Amendment No. 1 to the Joint Research and Collaboration Agreement with AstraZeneca Ireland Limited dated on November 17, 2025

4.32#*

Initial Investment Agreement dated November 1, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A. (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the Commission on November 9, 2023) (File No. 001-36891).

4.33#*

Subsequent Investment Agreement dated November 1, 2023 between AstraZeneca Holdings B.V. and Cellectis S.A (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 6-K filed with the Commission on November 9, 2023) (File No. 001-36891).

4.34#*

Subscription Agreement for Warrants to be issued by Cellectis S.A. dated March 30, 2023 (incorporated by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F/A, filed with the Commission on March 14, 2025) (File No. 001-36891).

8.1#	List of subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F/A filed with the Commission on March 14, 2025) (File No. 001-36891).

11.1	Insider Trading Poliy

12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG S.A. (PCAOB #1253).

15.2	Consent of Ernst & Young et Autres (PCAOB # 1704).

97.1

Compensation Recoupment Policy of Cellectis (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F/A filed with the Commission on March 14, 2025) (File No. 001-36891).

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

104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

† Indicates a management contract or any compensatory plan, contract or arrangement.

# Indicates a document previously filed with the Commission.

* Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2023, 2024 and 2025:

Auditor Firm Id: 1253	Auditor Name: KPMG S.A.	Auditor Location: Paris-La Defense, France
Auditor Firm Id: 1704	Auditor Name: Ernst & Young et Autres	Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cellectis S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cellectis S.A. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Budgeted costs at completion for research plans under the Joint Research and Collaboration Agreement with AstraZeneca

As discussed in Notes 2.6 and 4.1 to the consolidated financial statements, on November 1, 2023, the Company and AstraZeneca (AZ) Ireland Limited entered into a Joint Research and Collaboration Agreement (AZ JRCA). Pursuant to the AZ JRCA, the Company and AZ Ireland Limited agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, individually referred to as a research plan. Under each research plan, the Company recognizes revenue over time as the related performance obligation is satisfied. The Company measures progress of the performance obligation using a percentage-of-completion method, based on the ratio of research costs incurred to total budgeted costs for each research plan. For the year ended December 31, 2025, the Company recognized revenue of $72.9 million, of which $71.9 million was derived from the AZ JRCA.

We identified the evaluation of the total budgeted costs at completion for research plans under the AZ JRCA as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate total budgeted costs at completion used to recognize revenue over time for research plans under the AZ JRCA because of the variability and inherent uncertainty associated with the estimated personnel and other costs to complete the research plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the evaluation of budgeted costs at completion for each research plan. For all approved research plans, we evaluated the budgeted costs at completion by (i) inspecting the underlying contract and related amendments to obtain an understanding of the contractual requirements and related performance obligations, (ii) inquiring of financial and research personnel of the Company to identify factors that should be considered within the estimated costs at completion or indications of potential management bias, (iii) comparing a selection of personnel and other costs in the budgeted costs at completion to source documents and costs incurred to date on the research plan, (iv) comparing current period total budgeted costs at completion to previous total budgeted costs at completion and assessing the cause of certain revisions, and (v) comparing management’s prior forecasts of budgeted costs to actual results to evaluate management’s ability to accurately forecast.

We have served as the Company’s auditor since 2024.

Paris La Défense, France

March 19, 2026

/s/ KPMG S.A.

Cédric Adens Vaea Prior

Partner Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cellectis S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Cellectis S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

March 19, 2026

/s/ KPMG S.A.

Cédric Adens Vaea Prior

Partner Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cellectis S.A.

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated operations, consolidated comprehensive income (loss), consolidated cash flows and changes in consolidated shareholders’ equity for the year ended December 31, 2023 of Cellectis S.A. (the Company), and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young et Autres

Ernst & Young et Autres has served as the Company’s auditor from 2012 to 2023.

Lille, France

April 29, 2024

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2024	December 31, 2025
ASSETS
Non-current assets
Intangible assets	7	1,116	535
Property, plant and equipment	9	45,895	38,788
Right-of-use assets	8	29,968	23,658
Non-current financial assets	11	7,521	5,088
Other non-current assets	11	11,594	20,025
Deferred tax assets	4.5	382	382
Total non-current assets		96,476	88,476
Current assets
Trade receivables	12.1	6,714	14,398
Subsidies receivables	12.2	14,521	7,800
Other current assets	12.3	5,528	5,383
Current financial assets	13	117,055	147,130
Cash and cash equivalents	13	143,251	61,533
Total current assets		287,069	236,244
TOTAL ASSETS		383,544	324,720

LIABILITIES
Shareholders’ equity
Share capital	17	5,889	5,903
Premiums related to the share capital	17	494,288	437,445
Currency translation adjustment		(39,537)	(33,316)
Retained earnings (deficit)		(292,846)	(266,538)
Net income (loss)		(36,761)	(67,593)
Total shareholders’ equity - Group Share		131,033	75,901
Total shareholders’ equity		131,033	75,901
Non-current liabilities
Non-current financial liabilities	14	50,882	74,013
Non-current lease debts	14	34,245	27,725
Non-current provisions	20	1,115	1,329
Total non-current liabilities		86,241	103,067
Current liabilities
Current financial liabilities	14	16,134	10,460
Current lease debts	14	8,385	7,701
Trade payables		18,664	17,277
Deferred income and contract liabilities	16	112,161	96,803
Current provisions	20	828	1,169
Other current liabilities	15	10,097	12,342
Total current liabilities		166,269	145,752
Total liabilities		252,511	248,819
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		383,544	324,720

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

$ in thousands, except share and per share amounts

		For the year ended December 31,
	Notes	2023	2024	2025

Revenues and other income
Revenues	4.1	755	41,505	72,949
Other income	4.1	8,438	7,712	6,644
Total revenues and other income		9,193	49,217	79,592
Operating expenses		-	-
Cost of revenue	4.2	(737)	-	-
Research and development expenses	4.2	(87,646)	(90,536)	(93,517)
Selling, general and administrative expenses	4.2	(16,812)	(19,085)	(19,790)
Other operating income (expenses)	4.2	(1,300)	849	638
Total operating expenses and other operating income		(106,495)	(108,771)	(112,669)
Operating income (loss)		(97,302)	(59,554)	(33,076)
Financial income	4.4	21,479	44,407	16,124
Financial expenses	4.4	(40,642)	(21,614)	(51,064)
Net Financial gain (loss)		(19,163)	22,793	(34,940)
Income tax	4.5	(371)	(0)	423
Income (loss) from continuing operations		(116,835)	(36,761)	(67,593)
Income (loss) from discontinued operations	5	8,392	-	-
Net income (loss)		(108,443)	(36,761)	(67,593)
Attributable to shareholders of Cellectis		(101,059)	(36,761)	(67,593)
Attributable to non-controlling interests		(7,384)	-	-
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	19		-
Basic net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(1.77)	(0.41)	(0.67)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)		(1.77)	(0.41)	(0.67)
Basic and diluted net income attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)		0.28	-	-
Number of shares used for computing
Basic and diluted		57,012,815	90,566,346	100,279,276

The accompanying notes form an integral part of these Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the year ended December 31

$ in thousands

	For the year ended December 31,
	2023	2024	2025

Net income (loss)	(108,443)	(36,761)	(67,593)
Actuarial gains (losses)	597	37	86
Currency translation adjustment generated by the parent company	-	(7,581)	15,968
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	597	(7,545)	16,054
Currency translation adjustment	2,919	4,734	(9,747)
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	2,919	4,734	(9,747)
Other comprehensive income (loss) from discontinued operations	(1,522)	-	-
Total other comprehensive income (loss)	1,994	(2,811)	6,307
Total Comprehensive income (loss)	(106,449)	(39,572)	(61,286)
Attributable to shareholders of Cellectis	(100,535)	(39,572)	(61,286)
Attributable to non-controlling interests	(5,914)	(0)	-

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

$ in thousands

We present our statements of consolidated cash flows using the indirect method:		For the year ended December 31,
	Notes	2023		2024	2025
Cash flows from operating activities
Net income (loss) for the period		(108,443)		(36,761)	(67,593)
Net loss for the period from discontinued operations		8,392		-	-
Net (loss) income for the period from continuing operations		(116,835)		(36,761)	(67,593)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		18,523		19,846	20,062
Net loss (income) on disposals		-		21	1
Net financial loss (gain)		19,163		(22,793)	34,940
Income tax		371		(539)	(423)
Expenses related to share-based payments		5,233		3,167	6,110
Provisions		1,352		(1,875)	334
Other non-cash items		(1,402)		2,010	-
Realized foreign exchange gain (loss)		8		(308)	339
Operating cash flows before change in working capital		(73,588)		(37,233)	(6,231)
Decrease (increase) in trade receivables and other current assets (1)	12	2,252		52,596	(5,020)
Decrease (increase) in subsidies and tax receivables		(6,238)		(6,734)	(4,431)
(Decrease) increase in trade payables and other current liabilities		(6,305)		2,055	(3,259)
(Decrease) increase in deferred revenues and contract liabilities		59,149		5,748	(28,883)
Change in working capital		48,859		53,665	(41,593)
Interest received		3,627		6,558	8,428
Income tax received (paid)					(5)
Net cash flows provided by (used in) operating activities of continuing operations		(21,103)		22,989	(39,401)
Net cash flows provided by (used in) operating activities of discontinued operations		(3,644)		-	-
Net cash flows provided by (used in) operating activities		(24,746)		22,989	(39,401)

Cash flows from investment activities
Acquisition of intangible assets		-		(1,260)	(1,173)
Calyxt’s cash and cash equivalents disposed of	5	(1,642)		-	-
Acquisition of property, plant and equipment	9	(1,073)		(2,583)	(2,360)
Sales of non-current financial assets	11	489		-	158
Sale of current financial assets	13	-		63,806	133,669
Acquisition of non-current financial assets		-		(2)	-
Acquisition of current financial assets	13	(13,363)		(162,768)	(159,777)
Net cash flows provided by (used in) investing activities of continuing operations		(15,589)		(102,808)	(29,484)
Net cash flows provided by (used in) investing activities of discontinued operations		79		-	-
Cash flows provided by (used in) investment activities		(15,510)		(102,808)	(29,484)

Cash flows from financing activities
Proceeds from issue of share capital and other equity instruments after deduction of transaction costs	17	67,936		82,822	44
Increase in borrowings	14	29,671		23,201	-
Decrease in borrowings	14	(5,107)		(5,001)	(5,379)
Interest paid on financial debt		(333)		(847)	(612)
Payments on lease debts	14	(11,084)		(11,062)	(10,814)
Net cash flows provided by (used in) financing activities of continuing operations		81,084		89,113	(16,761)
Net cash flows provided by (used in) financing activities of discontinued operations		1,781	-	-	-
Net cash flows provided by (used in) financing activities		82,865		89,113	(16,761)
(Decrease) increase in cash and cash equivalents		42,608		9,295	(85,647)
		-		-
Cash and cash equivalents at the beginning of the year		93,216		136,708	143,251
Effect of exchange rate changes on cash		884		(2,752)	3,928
Cash from discontinued operations		-		-	-
Cash from continuing operations		136,708		143,251	61,533
Cash and cash equivalents at the end of the period	13	136,708		143,251	61,533

(1)
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

The accompanying notes form an integral part of these Consolidated Financial Statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

$ in thousands, except number of shares

		Share Capital							Equity
	Notes	Number of ordinary shares	Number of preferred shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2023		45,675,968	-	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss		-	-	-	-	-	-	(101,059)	(101,059)	(7,384)	(108,443)
Other comprehensive income (loss)		-	-	-	-	(73)	597	-	524	1,470	1,994
Total comprehensive income (loss)		-	-	-	-	(73)	597	(101,059)	(100,535)	(5,914)	(106,449)
Allocation of prior period loss		-	-	-	-	-	(106,139)	106,139	-	-	-
Capital increase of Cellectis	17	25,907,800	-	1,401	68,584	-	-	-	69,985	-	69,985
Transaction costs related to Cellectis' capital increase	17	-	-	-	(2,049)	-	-	-	(2,049)	-	(2,049)
Operation between shareholders		-	-	-	-	-	343	-	343	(343)	-
Loss of control over Calyxt		-	-	-	-	-	-	-	-	(3,625)	(3,625)
OCI Reclassification pursuant to Calyxt's deconsolidation		-	-	-	-	(8,012)	(10)	-	(8,022)	-	(8,022)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis		167,433	-	9	-	-	-	-	9	-	9
Non-cash stock-based compensation expense	18	-	-	-	7,086	-	-	-	7,086	2,006	9,092
Other movements	17	-	-	-	(133,958)	-	133,868	-	(90)	(97)	(187)
As of December 31, 2023		71,751,201	-	4,365	522,785	(36,690)	(304,707)	(101,059)	84,695	0	84,695

As of January 1, 2024		71,751,201	-	4,365	522,785	(36,690)	(304,707)	(101,059)	84,695	0	84,695
Net Income (loss)		-	-	-	-	-	-	(36,761)	(36,761)	-	(36,761)
Other comprehensive income (loss)		-	-	-	-	(2,848)	37	-	(2,811)	(0)	(2,811)
Total comprehensive income (loss)		-	-	-	-	(2,848)	37	(36,761)	(39,572)	(0)	(39,572)
Allocation of prior period loss	17	-	-	-	(112,911)	-	11,852	101,059	-	-	-
Capital increase of Cellectis	17	-	28,000,000	1,505	138,495	-	-	-	140,000	-	140,000
Transaction costs related to Cellectis' capital increase	17	-	-	-	(207)	-	-	-	(207)	-	(207)
Derecognition of AstraZeneca SIA derivative		-	-	-	(56,970)	-	-	-	(56,970)	-	(56,970)
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	17	342,672	-	19	9	-	(27)	-	0	-	0
Non-cash stock-based compensation expense	18	-	-	-	3,167	-	-	-	3,167	-	3,167
Other movements	17	-	-	-	(79)	-	-	-	(79)	-	(79)
As of December 31, 2024		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033	0	131,033

As of January 1, 2025		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033	0	131,033
Net Income (loss)		-	-	-	-	-	-	(67,593)	(67,593)	-	(67,593)
Other comprehensive income (loss)		-	-	-	-	6,221	86	-	6,307	-	6,307
Total comprehensive income (loss)		-	-	-	-	6,221	86	(67,593)	(61,286)	-	(61,286)
Allocation of prior period loss	17	-	-	-	(62,999)	-	26,239	36,761	-	-	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	17	245,568	-	14	36	-	(16)	-	33	-	33
Non-cash stock-based compensation expense	18	-	-	-	6,110	-	-	-	6,110	-	6,110
Other movements		-	-	-	11	-	-	-	11	-	11
As of December 31, 2025		72,339,441	28,000,000	5,903	437,445	(33,316)	(266,538)	(67,593)	75,901	0	75,901

The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

On May 31, 2023, Calyxt, Inc. completed its all-stock, reverse merger business combination with Cibus Global, LLC (“Cibus Global”) (the “Merger”). Among other things, as part of the Merger, each share of Calyxt’s common stock, par value $0.0001 per share, existing and outstanding immediately prior to the Merger remained outstanding as a share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), without any conversion or exchange thereof, and Calyxt issued approximately 16,527,484 shares of Class A Common Stock to unitholders of Cibus Global based on an exchange ratio set forth in the agreement and plan of merger (the “Merger Agreement”) for the Merger. Following the closing of the Merger, effective on June 1, 2023, the combined company operated under the name of Cibus, Inc. (referred to as “Cibus”). Cellectis’ equity interest in Calyxt was reduced to 2.9% after the closing of the Merger, which resulted in Cellectis losing control of Calyxt. Calyxt has therefore not been consolidated since June 1, 2023.

Note 2. Accounting principles

2.1 Basis of preparation

The Consolidated Financial Statements of Cellectis as of and for the year ended December 31, 2025 were approved by our Board of Directors on March 19, 2026.

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

Application of new or amended standards

The following pronouncements and related amendments have been adopted by us from January 1, 2025 but had no significant impact on the Consolidated Financial Statements:

•
Amendments to IAS 21 regarding the lack of exchangeability of foreign currency (issued in August 2023 and effective for the accounting periods as of January 1, 2025)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for annual reporting periods beginning after January 1, 2026, as specified below. The Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

•
IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new accounting standard introduces the following key new requirements.

Entities are required to classify all income and expenses into five categories in the statement of consolidated operations, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

Management-defined performance measures (MPMs) are to be disclosed in a single note in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group’s statement of consolidated operations, the statement of consolidated cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

•
Other accounting standards

The following new and amended accounting standards are not expected to have significant impact on the Group's consolidated financial statements:

- IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued in April 2024 and effective for the accounting periods beginning on or after January 1, 2027)

- Amendments to IFRS 9 and IFRS 7 regarding Contracts Referencing Nature-dependent Electricity (effective for the accounting periods beginning on or after January 1, 2026)

- Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (effective for the accounting periods beginning on or after January 1, 2026).

Going concern

The consolidated financial statements were prepared on a going concern basis.

With cash and cash equivalents of $61.5 million and deposits (including related accrued interest) of $144.8 million as of December 31, 2025, the Company believes its cash and cash equivalents and deposits will be sufficient to fund its operations for at least twelve months following the publication of our Consolidated Financial Statements.

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

At the date when control is lost, the Group derecognizes the assets and liabilities of the subsidiary and of any non-controlling interests in the former subsidiary at their carrying amounts, and recognizes the fair value of any consideration received from the transaction that resulted in the loss of control and the fair value of any investment retained in the former subsidiary. The Group recognizes any resulting difference as a gain or loss in profit or loss attributable to the parent. The Group also reclassifies to profit or loss, or transfers directly to retained earnings if required by other IFRS Accounting Standards, the amounts recognized in other comprehensive income in relation to the subsidiary.

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

Foreign currency translation

The assets and liabilities of foreign operations having a functional currency different from the euro (which is the functional currency of the parent company) are translated into euros at the reporting date exchange rate. The income and expenses of foreign operations are translated into euros using the average exchange rate for the year-to-date period, except if exchange rates or the volume and size of transactions fluctuate significantly.

Gains and losses arising from currency translation are recognized in other comprehensive income or loss and will be reclassified subsequently to profit or loss when specific conditions are met.

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
•
Valuation of our EIB Warrants (Note 14.1)
•
Research Tax Credit (Note 4.1)
•
Share-Based Compensation (Note 18)
•
Provisions (Note 20)

2.6 Accounting treatment of significant transactions

We present below the accounting treatment applied in the Consolidated Financial Statements concerning the collaboration and investment agreements entered into with AstraZeneca Holdings B.V. ("AZ Holdings") and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this section is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

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

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated independently based upon market conditions.

Therefore, in accordance with applicable IFRS Accounting Standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA (see below “Accounting treatment of the Subsequent Investment Agreement”) to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

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

The fair value of the IIA at the initial recognition date was determined in accordance with IFRS 13 Fair Value Measurement accounting standard based upon Cellectis' quoted share price at the date of signature, as follows:

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

At initial recognition, the fair-value measurement of the derivative was $48.4 million. The fair value of this instrument was remeasured on December 31, 2023 and on May 3, 2024 and respectively amounted to $42.7 million and $57.0 million. The difference in fair value measurement of $5.7 million between initial recognition and December 31, 2023 has been recognized in financial expense in the year ended December 31, 2023. The difference in fair value measurement of $14.3 million between December 31, 2023 and May 3, 2024 has been recognized in financial income in profit and loss in the year ended December 31, 2024. The fair value of the derivative has been fully derecognized in the year ended December 31, 2024. The payment of $140.0 million received in May 2024 was recorded on the statement of consolidated cash flows for i) $57.0 million in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities, and ii) $82.8 million (after deduction of transaction costs) in "Increase in share capital of Cellectis" as part of cash flows from financing activities.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, plus tiered royalties based on the sale of Licensed Products (as defined in the AZ JRCA).

On November 17, 2025, AZ Ireland and Cellectis entered into an amendment to the JRCA to prospectively change the structure of the milestone payments, leading to an aggregate amount of up to $80 million to up to $253 million per each of the 10 candidate products (vs. up to $70 million to up to $220 million per candidate products previously).

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

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option. Both components are essential and highly inter-related and therefore constitute a combined performance obligation.

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

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of December 31, 2025, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the twelve-month periods ended December 31, 2025 and December 31, 2024, the consolidated group of companies includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

For the twelve-month period ended December 31, 2023 the consolidated group of companies includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc and Calyxt, Inc. through May 31, 2023, the date of Calyxt's deconsolidation. See Non-consolidated entities below.

Investments in associates

On December 29, 2022, we entered into a Collaboration Agreement with Primera Therapeutics, Inc. (“Primera”) (the “Primera Collaboration Agreement”). Under the Primera Collaboration Agreement, Primera and Cellectis agreed to co-develop a mitochondrial DNA engineering toolbox for therapies to treat mitochondrial diseases.

Pursuant to this collaboration, Cellectis is contributing gene editing research, technology, manufacturing and clinical development experience and expertise. The Primera Collaboration Agreement also grants Primera a right to exercise an exclusive worldwide option to obtain a license from Cellectis on up to five product candidates developed under the Primera Collaboration Agreement. Upon Primera exercising the option, Cellectis would be eligible to receive milestone payments and royalty payments on the net sales of the products developed under the Primera Collaboration Agreement. The Primera Collaboration Agreement was terminated on October 31, 2025.

Pursuant to the Primera Collaboration Agreement, on May 17, 2023, Cellectis and Primera entered into a Subscription Agreement and a Shareholders Agreement under which Cellectis received 234,570 shares of common stock of Primera, representing a 19% ownership interest and 19% of the voting rights in Primera at that date, and a right to designate a director to Primera’s board of directors.

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

As of December 31, 2025, following Primera’s share capital increase that occurred after May 17, 2023, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss since May 17, 2023 and applying our ownership rate, the value of our investment is immaterial. We have no legal or constructive obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of December 31, 2025, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

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

In this context, the statement of consolidated operations, statement of consolidated comprehensive income and statement of consolidated cash flows for the year ended December 31, 2023 reflect the presentation of Calyxt as a discontinued operation.

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

The Group considered that Cellectis had no longer control of Calyxt as from June 1, 2023. Consequently, Calyxt was deconsolidated on May 31, 2023. Calyxt’s results were included in the Group’s results of discontinued operations until May 31, 2023.

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

Following the deconsolidation of Calyxt, our investment in Calyxt (now known as Cibus, Inc.) was classified as a current financial asset at December 31, 2023 and December 31, 2024, and measured at fair value. Change in fair value is recognized as financial expenses in the statement of consolidated operations. This investment has been fully sold during the first quarter of 2025.

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

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

Accounting policies

Collaboration agreements and licenses

Under IFRS 15 Revenue from contracts with customers, revenue is recognized when Cellectis satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and/or services) to a customer, i.e. when the customer obtains control of these goods or services.

We have entered into certain research and development collaboration agreements under which each party collaborates to develop certain intellectual property (e.g. product candidates) and the Company offers licensing rights to the technology created during the research phase. Our main collaboration agreements for the years ended December 31, 2023, 2024 and 2025 include only one combined performance obligation consisting of research activities performed by the Group and potential license rights for the customer to exploit the IP created during the collaboration.

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

Sales of products and services

Revenues on sales of products are recognized at the point in time once control over the delivered products is transferred to the customer, which is based on shipping terms. Such revenues include shipping and handling charges if billed to the customer and are reported net of trade promotion and other costs, including estimated allowances for returns and prompt pay discounts. Sales, use, value-added and other excise taxes are not recognized in revenue.

Our sales of products are related to our electroporation solution sent to one of our customers for the use of a specific machine.

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

Details of revenues and other income

Revenues by country of origin and other income

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
From France	755	41,505	72,949
Revenues	755	41,505	72,949
Research tax credit subsidy	6,582	6,447	6,644
Other subsidies and other	1,856	1,265	-
Other income	8,438	7,712	6,644
Total revenues and other income	9,193	49,217	79,592

Revenues by nature

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
Collaboration agreements	-	40,898	72,074
Licenses	605	503	765
Products & services	150	105	110
Total revenues	755	41,505	72,949

Revenues of $72.9 million in the year ended December 31, 2025 reflect mainly the $71.9 million recognized in 2025 in connection with our performance obligation rendered under the Research Plans of the AZ JRCA with AZ Ireland, in comparison to the $35.5 million recognized under AZ JRCA in the year ended December 31, 2024. The increase was driven by the evolution of activities performed in connection with the Research Plans and the fulfillment of our performance obligations under the AZ JRCA. Revenues as recorded in the year ended December 31, 2024 also included a $5.4 million development milestone under the Servier License Agreement in connection with the ALPHA2 clinical trial in CLL.

Revenue recognized in respect of each Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.6. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for each Research Plan. We applied a percentage of completion thus obtained to the total transaction price allocated to each Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of December 31, 2024 and as of December 31, 2025, the transaction price allocated to each Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur, corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to each Research Plan.

Revenue recognized in the twelve months ended December 31, 2025 from performance obligations partially satisfied in previous periods amounts to $5.0 million. This is mainly due to the inclusion in the transaction price allocated to the AZ JRCA of milestone payments which were confirmed in 2025. Furthermore, we recognized additional revenues of $18.8 million corresponding to the accelerated completion of performance obligations.

The decrease in other income of $1.1 million between the years ended December 31, 2024 and 2025 is mainly due to a decrease in a government grant received from Bpifrance ("BPI") .

For the year ended December 31, 2024, customers representing more than 10% of the total revenue are AstraZeneca with 86% and Servier with 12%.

For the year ended December 31, 2025, one customer represents more than 10% of the total revenue: AstraZeneca with 99%.

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

We classify a portion of personnel and other costs related to information technology, human resources, facilities, and general management in research and development expenses based on the estimated time that employees spent contributing to research and development activities versus sales, general and administrative activities.

Details of operating expenses by nature:

	For the year ended December 31,
Cost of revenue	2023	2024	2025

Royalty expenses	(737)	-	-
Cost of revenue	(737)	-	-

	For the year ended December 31,
Research and development expenses	2023	2024	2025

Wages and salaries	(32,936)	(31,945)	(36,162)
Social charges on stock option grants	(270)	(280)	1,837
Non-cash stock-based compensation expense	(3,952)	(2,028)	(4,142)
Personnel expenses	(37,158)	(34,253)	(38,466)
Purchases and external expenses	(32,996)	(36,611)	(35,083)
Depreciation and amortization expenses (incl. right of use amortization)	(16,511)	(18,391)	(18,665)
Other	(981)	(1,281)	(1,301)
Total research and development expenses	(87,646)	(90,536)	(93,517)

	For the year ended December 31,
Selling, general and administrative expenses	2023	2024	2025

Wages and salaries	(5,994)	(6,247)	(6,482)
Social charges on stock option grants	(106)	(107)	769
Non-cash stock-based compensation expense	(1,281)	(1,139)	(1,968)
Personnel expenses	(7,381)	(7,493)	(7,681)
Purchases and external expenses	(6,682)	(9,182)	(9,797)
Depreciation and amortization expenses (incl. right of use amortization)	(2,012)	(1,483)	(1,397)
Other	(738)	(927)	(915)
Total selling, general and administrative expenses	(16,812)	(19,085)	(19,790)

	For the year ended December 31,
Personnel expenses	2023	2024	2025

Wages and salaries	(38,930)	(38,192)	(42,643)
Social charges on stock option grants	(376)	(387)	2,606
Non-cash stock-based compensation expense	(5,233)	(3,167)	(6,110)
Total personnel expenses	(44,539)	(41,746)	(46,147)

	For the year ended December 31,
	2023	2024	2025

Other operating income (expense)	(1,300)	849	638

Following a change in its business model, the Group has decided to revise the presentation of the operating expenses and has presented royalty expenses in Research and Development expenses since January 1, 2024. Such expenses were presented in cost of revenue in the statement of consolidated operations for the year ended December 31, 2023.

Between the years ended December 31, 2024 and 2025, research and development expenses increased by $3.0 million mainly due to (i) a $4.2 million increase in personnel expenses driven by an evolution of our R&D headcount consistent with our roadmap, higher fair market value of stock-based compensation instruments due to underlying stock dynamics, and foreign exchange effects; (ii) a $0.3 million increase in depreciation and amortization; partly offset by (iii) a $1.5 million decrease in purchases and external expenses (from $36.6 million in 2024 to $ 35.1 million in 2025).

Selling, general and administrative expenses increased by $0.7 million between the years ended December 31, 2024 and 2025 mainly due to a $0.6 million increase in purchases and external expenses (from $9.2 million in 2024 to $9.8 million in 2025).

Social charges on stock option grants income corresponds mainly to the reimbursements of social charges on forfeited stock options following the favorable outcome of a claim with the French social tax authorities regarding these social taxes.

The other operating income (expenses) decreased slightly by $0.2 million between the years ended December 31, 2024 and 2025.

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

For the year-end period ended December 31, 2025, Cellectis’ CODM is composed of:

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
•
Foreign exchange gain (loss) from transactions in foreign currencies; and
•
Fair value adjustments related to our financial assets and derivative instruments measured at fair value through profit and loss

Details of financial income and expenses

	For the year ended December 31,
Financial income and expenses	2023	2024	2025

Income from cash, cash equivalents and financial assets	3,614	11,278	9,498
Foreign exchange gains	17,618	13,079	5,862
Gain on fair value measurement	245	20,009	765
Other financial income	2	41	-
Financial income	21,479	44,407	16,124
Interest on financial liabilities	(2,246)	(4,817)	(5,882)
Foreign exchange losses	(13,402)	(5,754)	(27,919)
Loss on fair value measurement	(20,813)	(8,366)	(15,039)
Interest on lease liabilities	(3,061)	(2,636)	(2,225)
Other financial expenses	(1,121)	(41)	(0)
Financial expenses	(40,642)	(21,614)	(51,064)
Net financial gain (loss)	(19,163)	22,793	(34,940)

The decrease in financial income of $28.3 million between the year ended December 31, 2024 and 2025 was mainly attributable to (i) a $14.3 million gain in the fair value of the derivative instrument component of the SIA, which was recorded last year before derecognition of the derivative in May 2024, ii) a $7.2 million decrease in foreign exchange gains (iii) a $1.8 million decrease in income from cash, cash equivalents and financial assets in line with the evolution of interest rates in FY2025, (iv) a $ 5.7 million gain recognized in the year ended December 31, 2024 on the fair value measurement of the Tranches A, B and C warrants issued to the European Investment Bank ("EIB"), partially offset by (v) a $0.8 million gain in the fair value of foreign exchange derivatives in the year ended December 31, 2025.

The increase in financial expenses of $29.5 million between the year ended December 31, 2024 and 2025 is mainly attributable to a (i) $22.2 million increase in foreign exchange loss over the period due to the devaluation of the USD against the EUR which resulted in foreign exchange losses on our cash, cash equivalents and financial assets, (ii) a $6.7 million increase in loss on fair value measurement mainly explained by a $14.7 million loss on the fair value measurement of the Tranches A, B and C warrants issued to the EIB partly offset by a $7.8 million decrease in the loss on fair value measurement of our investment in shares of Cibus which was entirely sold in the first quarter of 2025, and (iii) a $0.7 million increase in interest on our financial and lease liabilities.

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

The decrease in financial expenses of $19.0 million between the year ended December 31, 2023 and 2024 is mainly attributable to (i) a $7.8 million non-recurring financial loss before derecognition of the Cytovia convertible note in 2023, (ii) a $7.6 million decrease in foreign exchange loss (from a $13.4 million loss in 2023 to a $5.8 million loss in 2024), (iii) a $5.7 million loss in 2023 related to the change in the fair value of the derivative instrument on the Subsequent Investment Agreement with AstraZeneca (see Note 2.6) compared to a gain in 2024, (iv) a $2.4 million loss in 2023 related to the change in the fair value of the EIB Tranche A and Tranche B warrants (see Note 14.1) compared to a gain in 2024; (v) a $0.4 million decrease in interest on lease liabilities, partially offset by (vi) an increase in interest on the EIB loan of $2.0 million, and an $2.3 million increase in the loss related to the change in fair value of our investment in Cibus (Calyxt).

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

Tax proof

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
Income (loss) before taxes from continuing operations	(116,464)	(36,761)	(68,016)
Theoretical group tax rate (1)	25.12%	25.35%	25.23%
Theoretical tax benefit (expense)	29,259	9,318	17,159
Increase/decrease in tax benefit arising from:
Permanent differences	736	(34)	(131)
Research tax credit	1,645	1,612	1,661
Share-based compensation & other IFRS adjustments (2)	(1,134)	4,032	(1,194)
Non recognition of deferred tax assets related to tax losses and temporary differences	(30,876)	(14,928)	(17,072)
Effective tax benefit (expense)	(371)	(0)	423
Effective tax rate	0.32%	0.00%	(0.62%)

(1)
The Group’s theoretical tax rate corresponds to the average of the income tax rates of each country in which the Group operates, i.e. for the year ended December 31, 2025 25% for France and 21% for the United States, weighted by the pre-tax income from each country.
(2)
As of December 31, 2024, this reconciling item consists of the tax effect of permanent differences primarily related to (i) share-based compensation for $(0.8) million, (ii) revenue recognized out of proceeds from the AZ IIA and SIA reallocated to the JRCA (see Note 2.6) for $2.2 million, and (iii) change in fair value of certain financial instruments for $2.6 million.

Deferred tax assets and liabilities

	For the year ended December 31,
	2023	2024	2025
	$ in thousands
Credits and net operating loss carryforwards	155,673	160,772	205,837
Capitalization of R&D expenses under SEC 174 rule	4,092	5,052	-
Pension commitments	550	279	332
Leases liabilities	11,478	9,459	7,321
Revaluations of financial assets	15,830	-	-
Deferred tax assets from other deductible differences	772	856	2,249
Non-recognition of deferred tax assets	(177,001)	(167,026)	(208,598)
Deferred tax assets	11,392	9,391	7,142

Accelerated depreciation of assets for tax purposes	(740)	(94)	7
Right-of-use assets and other leases-related effects	(10,401)	(8,359)	(6,228)
Deferred tax liabilities from other taxable differences	(410)	(556)	(539)
Deferred tax liabilities	(11,550)	(9,009)	(6,760)

Net deferred tax assets/(liabilities)	(158)	382	382

	For the year ended December 31,
Reflected in the statement of financial position as follows:	2023	2024	2025
	$ in thousands
Deferred tax assets	-	382	382
Deferred tax liabilities	(158)	(0)	0
Net deferred tax assets/(liabilities)	(158)	382	382

We have cumulative tax loss carryforwards for the French entity of the Group totaling $775.9 million as of December 31, 2025, $612.9 million as of December 31, 2024, and $590 million as of December 31, 2023. Such carryforwards can be offset against future taxable profit within a limit of €1.0 million per year, plus 50% of the tax profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

The cumulative tax loss carryforwards for the U.S. entities of the Group totaled $36.2 million as of December 31, 2025, $29.2 million as of December 31, 2024, and $29.8 million as of December 31, 2023. As of December 31, 2025, Cellectis, Inc. and Cellectis Biologics Inc. have $29.1 million of State operating loss carryforwards and $7.1 million of federal operating loss carryforwards. The State carryforwards expire starting 2035. The federal net operating losses can be carried forward indefinitely and their use is subject to an annual limitation of 80% of taxable income. In addition to tax loss carryforwards, Cellectis, Inc. and Cellectis Biologics Inc. have federal R&D tax credits amounting to $8.4 million as of December 31, 2025, that can be offset against federal income tax liability. Such R&D tax credits expire from 2035 to 2044 and their use is subject to general business credit limitation.

As of December 31, 2023, December 31, 2024 and December 31, 2025, the Company did not recognize deferred tax assets on the Statements of Consolidated Financial Position related to its accumulated tax loss carryforwards and federal R&D tax credits.

Note 5. Discontinued operations

Accounting policies

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

Details of discontinued operations and disposal groups

As explained in Note 3 - Non-consolidated entities, the statement of consolidated operations, statement of consolidated comprehensive income and statement of consolidated cash flows for the year ended December 31, 2023 reflect the presentation of Calyxt as a discontinued operation. As Calyxt was deconsolidated on May 31, 2023, the twelve-month periods ended December 31, 2024 and December 31, 2025 do not include Calyxt's results.

The results of Calyxt were as follows :

	For the year ended December 31,
	2023*	2024	2025

Revenues and other income	43	-	-
Operating expenses	(10,944)	-	-
Operating income (loss)	(10,901)	-	-
Net Financial gain (loss)	(3,307)	-	-
Profit from deconsolidation	22,600
Net income (loss) from discontinued operations	8,392	-	-

* Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The earning per share attributable to Calyxt is as follows :

	For the year ended December 31,
	2023*	2024	2025

Basic and diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	0.28	-	-

* Figures for the year-end period ended December 31, 2023 include Calyxt’s results over a five-month period from January 1, 2023 to May 31, 2023 and the gain on deconsolidation

The net cash flows incurred by Calyxt are as follows:

	For the year ended December 31,
	2023*	2024	2025

Net cash flows provided by (used in) operating activities of discontinued operations	(3,644)
Net cash flows provided by (used in) investing activities of discontinued operations	79
Net cash flows provided by (used in) financing activities of discontinued operations	1,781
(Decrease) increase in cash and cash equivalents	(1,784)

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

Results of impairment test

As a result of management's decision not to use the full capacity of the manufacturing space in our Raleigh leased facilities in the near future, an impairment test was conducted on the portion of the right-of-use asset allocable to the unused space, in accordance with IAS 36 requirements. In view of the recoverable amount of the asset based on its estimated fair value less costs of disposal, this impairment test resulted in an impairment expense of $0.5 million recognized against the right-of-use asset for the year ended December 31, 2023, recorded as depreciation expense of the period. No additional impairment expense was recorded for the years ended December 31, 2024 and December 31, 2025.

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
•
availability of the technical, financial, and other resources for completing the project; and
•
reliable measurement of the development expenses.

Because of the risks and uncertainties associated with the development of a therapeutic product candidate, including obtaining regulatory authorizations, the Company believes that the six criteria provided by IAS 38 have not been fulfilled to date and will not be fulfilled until a regulatory filing has been made in a major market and approval is obtained. The application of this principle has resulted in all development costs being expensed as incurred in all periods presented.

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

Details of intangible assets

	Software and Patents	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2023	114	604	718
Depreciation & impairment expense	(69)	-	(69)
Translation adjustments	1	22	22
Net book value as of December 31, 2023	46	626	671
Gross value at end of period	2,352	626	2,978
Accumulated depreciation and impairment at end of period	(2,306)	-	(2,306)

Net book value as of January 1, 2024	46	626	671
Additions	1,260	-	1,260
Depreciation & impairment expense	(758)	-	(758)
Translation adjustments	(20)	(37)	(58)
Net book value as of December 31, 2024	528	588	1,116
Gross value at end of period	3,435	588	4,024
Accumulated depreciation and impairment at end of period	(2,908)	-	(2,908)

Net book value as of January 1, 2025	528	588	1,116
Additions	1,173	-	1,173
Reclassification	-	(640)	(640)
Depreciation & impairment expense	(1,227)	-	(1,227)
Translation adjustments	61	51	113
Net book value as of December 31, 2025	535	-	535
Gross value at end of period	3,773	-	3,773
Accumulated depreciation and impairment at end of period	(3,238)	-	(3,238)

For the years ended December 31, 2024 and December 31, 2025, the additions of respectively $1.3 million and $1.2 million are related to a right to license certain patents.

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

The rental charges relating to short term and low value lease remains classified as leases expenses in operating expenses and are immaterial.

Details of Right-of-use assets

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2023	33,666	10,608	44,275
Additions	1,678	98	1,776
Disposal	(102)	-	(102)
Depreciation & impairment expense	(5,081)	(3,318)	(8,399)
Translation adjustments	442	69	510
Net book value as of December 31, 2023	30,602	7,457	38,060
Gross value at end of period	51,863	18,022	69,885
Accumulated depreciation and impairment at end of period	(21,261)	(10,565)	(31,825)

Net book value as of January 1, 2024	30,602	7,457	38,060
Additions	422	19	398
Disposal	-	(42)	-
Depreciation & impairment expense	(4,770)	(3,015)	(7,785)
Translation adjustments	(660)	(44)	(704)
Net book value as of December 31, 2024	25,593	4,375	29,968
Gross value at end of period	50,913	17,684	68,597
Accumulated depreciation and impairment at end of period	(25,320)	(13,309)	(38,629)

Net book value as of January 1, 2025	25,593	4,375	29,968
Disposal	(3)	(0)	(3)
Depreciation & impairment expense	(4,991)	(2,518)	(7,509)
Translation adjustments	1,158	44	1,202
Net book value as of December 31, 2025	21,757	1,901	23,658
Gross value at end of period	53,751	18,332	72,083
Accumulated depreciation at end of period	(31,994)	(16,431)	(48,425)

Entity-wide disclosures:

In 2025, approximately $8.3 million of our right-of-use assets related to France, while approximately $15.4 million related to the United States.

In 2024, approximately $10.0 million of our right-of-use assets related to France, while approximately $19.9 million related to the United States.

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

The estimated useful lives are as follows:

•	Buildings and other outside improvements	10-20 years
•	Leasehold improvements	5-10 years
•	Office furniture	5 years
•	Laboratory equipment	3-10 years
•	Office equipment	5 years
•	IT equipment	3 years

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

Details of property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2023	9,321	51,072	2,277	952	63,621
Additions	-	60	19	993	1,071
Disposal	(173)	(153)	(1)	(64)	(391)
Reclassification	332	258	3	(593)	-
Depreciation & impairment expense	(1,911)	(7,191)	(963)	-	(10,064)
Translation adjustments	298	85	20	40	443
Net book value as of December 31, 2023	7,868	44,131	1,354	1,328	54,681
Gross value at end of period	18,544	73,483	4,973	1,271	98,270
Accumulated depreciation and impairment at end of period	(10,676)	(29,351)	(3,619)	57	(43,589)

Net book value as of January 1, 2024	7,868	44,131	1,354	1,328	54,681
Additions	20	652	113	1,885	2,670
Disposal	-	(38)	(3)	(26)	(67)
Reclassification	715	2,008	151	(2,873)	-
Depreciation & impairment expense	(1,864)	(8,467)	(411)	-	(10,742)
Translation adjustments	(426)	(163)	(27)	(31)	(647)
Net book value as of December 31, 2024	6,312	38,123	1,177	282	45,895
Gross value at end of period	18,139	75,222	5,100	186	98,647
Accumulated depreciation and impairment at end of period	(11,827)	(37,099)	(3,923)	97	(52,752)

Net book value as of January 1, 2025	6,312	38,123	1,177	282	45,895
Additions	-	548	51	1,784	2,383
Reclassification	393	921	63	(737)	640
Depreciation & impairment expense	(1,958)	(9,004)	(364)	-	(11,326)
Translation adjustments	764	350	50	34	1,197
Net book value as of December 31, 2025	5,510	30,938	977	1,363	38,788
Gross value at end of period	20,920	76,506	5,166	1,363	103,954
Accumulated depreciation and impairment at end of period	(15,410)	(45,568)	(4,189)	-	(65,166)

For the year ended December 31, 2025, we continued our investments in research and development equipment in both the United States of America and France.

Assets under construction primarily relate to Cellectis’ raw and starting materials manufacturing facility and offices in Paris.

Entity-wide disclosures:

In 2025, approximately $9.1 million of our PP&E related to France, while approximately $29.7 million related to the United States.

In 2024, approximately $10 million of our PP&E related to France, while approximately $36 million related to the United States.

In 2023, approximately $12.0 million of our PP&E related to France, while approximately $43.0 million related to the United States.

Note 10. Financial assets and liabilities

10.1 Accounting principles

Financial assets

Under IFRS 9, Cellectis holds:

•
financial assets measured at amortized cost;
•
financial assets measured at fair value through profit or loss.

Trade receivables are initially recorded at the transaction price determined in accordance with IFRS 15. Trade receivables are subsequently measured at amortized cost. Cellectis trade and other receivables are impaired according to the expected credit loss model using the simplified approach.

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

Financial liabilities other than derivative are measured at amortized cost. The amount of interest recognized in financial expenses is calculated by applying the financial liability’s effective interest rate to its carrying amount. Any difference between the expense calculated using the effective interest rate and the actual interest payment impacts the value at which the financial liability is recognized. Derivative liabilities are initially recognized and subsequently measured at fair value, with any resultant gains or losses recognized in profit or loss.

Liabilities for short term employee benefits are included in financial liabilities. They are recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

10.2 Detail of financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities.

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2025		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)		5,088	5,088	5,088	-	-	-
Trade receivables	(i)	-	14,398	14,398	14,398	-	-	-
Subsidies receivables	(i)	-	7,800	7,800	7,800	-	-	-
Current financial assets	(i)	234	146,897	147,130	147,130	-	-	234
Cash and cash equivalents		61,533	-	61,533	61,533	61,533	-	-
Total financial assets		61,767	174,183	235,949	235,949	61,533	-	234

Financial liabilities
Non-current derivative instruments (EIB warrants)		22,059	-	22,059	22,059	-	-	22,059
Other non-current financial liabilities		-	51,953	51,953	52,521	-	-	-
Current financial liabilities	(i)	-	10,460	10,460	10,460	-	-	-
Trade payables	(i)	-	17,277	17,277	17,277	-	-	-
Other current liabilities	(i)	168	12,174	12,342	12,342	-	-	168
Total financial liabilities		22,227	91,865	114,092	114,660	-	-	22,227

(i) As of December 31, 2025, the carrying amount of these assets and liabilities on the statement of consolidated financial position is a reasonable approximation of their fair value.

	Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2024	Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
	$ in thousands
Financial assets
Non-current financial assets	4,556	2,965	7,521	7,521	4,556	-	-
Trade receivables	-	6,714	6,714	6,714	-	-	-
Subsidies receivables	-	14,521	14,521	14,521	-	-	-
Current financial assets	117,055	-	117,055	117,055	117,055	-	-
Cash and cash equivalents	143,251	-	143,251	143,251	143,251	-	-
Total financial assets	264,862	24,199	289,061	289,061	264,862	-	-

Financial liabilities
Non-current derivative instruments (EIB warrants)	6,010	-	6,010	6,010	-	-	6,010
Other non-current financial liabilities	-	44,871	44,871	45,038	-	-	45,038
Current financial liabilities	-	16,134	16,134	16,141	-	-	16,141
Trade payables	-	18,664	18,664	18,664	-	-	-
Other current liabilities	-	10,097	10,097	10,097	-	-	-
Total financial liabilities	6,010	132,397	138,408	138,581	-	-	67,189

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

As of December 31, 2025, 82% of our deposits, cash and cash equivalents were denominated in US dollars and subject to foreign exchange risk. As of December 31, 2024, 78% of our cash and cash equivalents were denominated in US dollars and subject to foreign exchange risk. As of December 31, 2023, 87% of our cash and cash equivalents were denominated in US dollars and subject to foreign exchange risk. A reasonably possible strengthening (weakening) of the US dollar against the euro (functional currency of the parent company - see Notes 2.2 and 2.4) would have affected the measurement of these cash, cash equivalents and current financial assets denominated in US dollars and affected profit or loss and equity by the amounts shown below.

	Profit (loss)		Equity, net of tax
Effect in thousands of USD	Strengthening	Weakening	Strengthening	Weakening

USD (10% movement)
Cash and cash equivalents	2,848	(2,848)	-	-
Current financial assets	13,354	(13,354)	-	-
Total cash, cash equivent and current financial assets	16,202	(16,202)	-	-

As of December 31, 2023, we did not hold derivative financial instruments to hedge foreign currency exchange risks.

As of December 31, 2024 and December 31, 2025 we held derivative instruments consisting in a a combination of put and call options to hedge some of our foreign currency exchange risk. These instruments have the following features:

				Fair value as of December 31,
Maturity date	Instrument	Notional amount USD	Exercise price	2024	2025
		($, in thousands)		($, in thousands)
May 13, 2025	Call options	3,000	1.1000	8	-
May 13, 2025	Put options	5,000	1.0650	(153)	-
July 11, 2025	Call options	3,000	1.1000	15	-
July 11, 2025	Put options	5,000	1.0650	(157)	-
February 25, 2026	Call options	5,000	1.1695	-	56
February 25, 2026	Put options	10,000	1.1640	-	(44)
May 15, 2026	Call options	4,500	1.1550	-	82
May 15, 2026	Put options	9,000	1.1320	-	(21)
May 26, 2026	Call options	5,000	1.1695	-	95
May 26, 2026	Put options	10,000	1.1640	-	(83)

These derivatives are measured at fair value with changes in fair value through profit or loss.

As of December 31, 2024, they were recorded in other current liabilities for $0.3 million. The loss of $0.3 million was recorded as a financial expense.

As of December 31, 2025, they were recorded in current financial assets for $0.2 million and in other current liabilities for $0.2 million with changes in fair value recorded as financial gains for $0.8 million and financial loss for $0.2 million.

Liquidity risk

As of December 31, 2025, our financial debt primarily consists of lease debts for $35.4 million, a loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE”) for $4.1 million, a liability related to the financing of certain of our Research Tax Credits by Bpifrance for $6.4 million, a liability related to the EIB loan for $47.2 million, and a conditional advance with Bpifrance for $4.0 million. All of those amounts are excluding future interests. Refer to Note 14.2 for further details on the related future contractual cash flows by maturity dates, including future interest payments.

We have incurred losses since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years.

With cash and cash equivalents of $61.5 million and deposits of $144.8 million as of December 31, 2025, the Company believes its cash and cash equivalents will be sufficient to fund its operations for at least twelve months following the publication of our Consolidated Financial Statements.

Interest rate risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Our main interest-bearing financial debts, the PGE loan and our loans under the Finance Contract with EIB, are at fixed rates and do not expose us to interest rate risks.

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

Credit risk

Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument default on its contract commitments. We are exposed to credit risk due to our trade receivables, subsidies receivables, short-term deposits and cash equivalents. As of December 31, 2025 our trade and other receivables do not include any material overdue amounts and we do not expect any significant credit loss on the outstanding balance.

Our policy is to manage our risk by dealing with third parties with good credit standards.

Our cash, cash equivalents and short-term deposits are all held in major financial institutions with a very low credit risk profile. All counterparties are rated A+ for long‑term and A‑1 for short‑term credit quality by Standard & Poor’s.

Note 11. Non-current financial assets and Other non-current assets

As of December 31, 2025, non-current financial assets consisted of:

•
our finance lease receivable for $1.8 million (compared with $2.1 million as of December 31, 2024) which was recognized in connection with the partial sublease of our premises in New York. The sublease started in June 2022.
•
restricted cash for $2.3 million (compared with $4.6 million as of December 31, 2024), primarily related to (i) our leased premises in Raleigh for $2.1 million, and (ii) our leased premises in New York for $0.2 million. The $2.2 million decrease is mainly explained by a $2.0 million reclassification of restricted cash related to a leasing agreement for equipment in Raleigh to current financial assets.
•
a deposit of our leased premises in Paris for $1.0 million (compared with $0.9 million as of December 31, 2024).

As of December 31, 2025, other non-current assets consist of research tax credit receivables, which are deemed to be recovered after a three-year period following their initial recognition, for $20.0 million (compared with $11.6 million as of December 31, 2024).

Entity-wide disclosures:

As of December 31, 2025, $20.0 million of our other non-current assets are related to France, while none are related to the United States.

As of December 31, 2024, $11.6 million of our other non-current assets are related to France, while none are related to the United States.

Note 12. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 10.1.

12.1 Trade receivables

	As of December 31,	As of December 31,
	2024	2025
	$ in thousands
Trade receivables	6,714	14,398
Allowance for expected credit losses	-	-
Total net value of trade receivables	6,714	14,398

All trade receivables have payment terms of less than one year.

The increase in trade receivables as of December 31, 2025 is mainly due to the invoicing increase under the AZ JRCA.

12.2 Subsidies receivables

	As of December 31,	As of December 31,
	2024	2025
	$ in thousands
Research tax credit	14,521	7,711
Other subsidies	-	89
Total subsidies receivables	14,521	7,800

12.3 Other current assets

	As of December 31,	As of December 31,
	2024	2025
	$ in thousands
VAT receivables	1,147	1,177
Income tax receivable	210	639
Prepaid expenses and other prepayments	3,428	1,934
Tax and social receivables	445	1,304
Deferred expenses and other current assets	298	330
Total other current assets	5,528	5,383

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the years ended December 31, 2025 and December 31, 2024, we prepaid certain manufacturing and clinical costs related to our product candidates lasme-cel and eti-cel.

Note 13. Current financial assets and Cash and cash equivalents

As of December 31, 2024	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Current financial assets	117,055	-	117,055
Cash and cash equivalents	143,251	-	143,251
Current financial assets and cash and cash equivalents	260,306	-	260,306

As of December 31, 2025	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	2,048	-	2,048
Derivatives	234	0	234
Other current financial assets (deposits)	144,848	-	144,848
Current financial assets	147,130	-	147,130
Cash and cash equivalents	61,533	-	61,533
Current financial assets and cash and cash equivalents	208,663	-	208,663

13.1 Current financial assets

As of December 31, 2025, current financial assets are composed mainly of (i) $144.8 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents and (ii) $2.0 million of short-term restricted cash mainly related to our lease agreement for equipment in our Raleigh manufacturing site.

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

Details of cash and cash equivalents

	As of December 31,	As of December 31,
	2024	2025
	$ in thousands
Cash and bank accounts	32,915	45,915
Fixed bank deposits	110,336	15,618
Total cash and cash equivalents	143,251	61,533

Fixed bank deposits have fixed original terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 14. Financial liabilities and lease debts

14.1 Detail of financial liabilities and lease debts

	As of December 31, 2024	As of December 31, 2025

	$ in thousands
Conditional advances	3,189	4,042
Lease debts	34,245	27,725
State Guaranteed loan « PGE »	3,599	-
EIB loan	37,202	47,175
EIB warrants	6,010	22,059
Other non-current financial liabilities	881	735
Total non-current financial liabilities and non-current lease debts	85,127	101,738
Lease debts	8,385	7,701
State Guaranteed loan « PGE »	4,841	4,090
Other current financial liabilities	11,293	6,369
Total current financial liabilities and current lease debts	24,519	18,161
Trade payables	18,664	17,277
Other current liabilities	10,097	12,342
Total Financial liabilities and lease debts	138,408	149,518

Reconciliation of movements of liabilities to cash flows arising from financing liabilities is as follows:

	As of December 31, 2024	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of December 31, 2025

	$ in thousands
Conditional advances	3,189	-	-	-	419	-	-	435	4,042
Lease debts	34,245	-	-	(7,512)	-	-	-	992	27,725
State Guaranteed loan « PGE »	3,599	-	-	(3,912)	-	-	-	313	-
EIB loan	37,202	-	(11)	-	4,913	-	-	5,072	47,175
EIB warrants	6,010	-	-	-	-	-	14,668	1,381	22,059
Other non-current financial liabilities	881	-	-	(146)	-	-	-	-	735
Total non-current financial liabilities and non-current lease debts	85,127	-	(11)	(11,571)	5,332	-	14,668	8,193	101,738
Lease debts (1)	8,385	(8,589)	-	7,512	2,225	(2,225)	-	392	7,701
State Guaranteed loan « PGE »	4,841	(5,235)	9	3,912	138	(156)	-	579	4,090
Other current financial liabilities (2)	11,293	(136)	(6,119)	146	434	(456)	-	1,206	6,369
Total current financial liabilities and current lease debts	24,519	(13,959)	(6,110)	11,571	2,798	(2,837)	-	2,178	18,161

	As of December 31, 2023	Proceeds from new debts	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of December 31, 2024

	$ in thousands
Conditional advances	1,448	1,656	-	16	-	232	-	-	(163)	3,189
Lease debts	42,948	-	-	408	(8,513)	-	-	-	(597)	34,245
State Guaranteed loan « PGE »	8,950	-	-	-	(5,017)	-	-	-	(334)	3,599
EIB loan	18,046	17,248	-	79	-	3,751	-	-	(1,921)	37,202
EIB warrants	7,797	4,297	-	-	-	-	-	(5,673)	(412)	6,010
Other non-current financial liabilities	12,884	-	-	-	(11,757)	-	-	-	(246)	881
Total non-current financial liabilities and non-current lease debts	92,073	23,201	-	502	(25,288)	3,983	-	(5,673)	(3,671)	85,127
Lease debts (1)	8,502	-	(8,426)	-	8,513	2,636	(2,636)	-	(203)	8,385
State Guaranteed loan « PGE »	5,162	-	(5,001)	-	5,017	130	(145)	-	(322)	4,841
Other current financial liabilities	126	-	-	-	11,757	705	(702)	-	(594)	11,293
Total current financial liabilities and current lease debts	13,790	-	(13,427)	-	25,288	3,471	(3,483)	-	(1,119)	24,519

(1) Payments on lease debts as presented on the Company's statements of consolidated cash flows include debt repayments and related interests paid.

(2) Other non-cash transactions of $6.1 million in 2025 relate to the settlement by the French tax authorities of our 2021 Research Tax Credit partial financing directly to the lender (Bpifrance).

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with Bpifrance ("BPI") to partially support one of our R&D programs which corresponds to eti-cel and related CMC activities. Pursuant to this agreement, we received a first installment of $0.9 million on June 19, 2023, a second installment of $1.9 million on October 6, 2023 and a third installment of $2.1 million on December 6, 2024.

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

This refundable advance from BPI includes an element of a government grant as defined by IAS 20. Because this loan bears a lower-than-market interest rate, the group measures for each installment the fair value of the loan using a market interest rate and recognizes the difference from the cash received as a grant. Based on a market rate of 16.1% for the first installment, 15.2% for the second installment and 8.7% for the third installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, the group measured the fair value of the loan at $3.0 million at inception. The difference between the fair value of the conditional advance and the cash received has been recognized as a grant income in profit and loss upon receipt of payments. The loan is subsequently measured at amortized cost.

State Guaranteed Loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $21.7 million using exchange rate as of December 31, 2025) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. The PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of December 31, 2025, the current liability related to the PGE amounted to $4.1 million.

Other current and non-current financial liabilities

As of December 31, 2025 the other current financial liabilities correspond mainly to $6.2 million Research Tax Credit financings, set up with Bpifrance in August 2023 with maturity in 2026. As of December 31, 2024 and as of December 31, 2025, other non current financial liabilities also include a loan previously contracted to finance leasehold improvements in our premises in New York for $0.9 million and $0.7 million, respectively.

European Investment Bank (“EIB”) credit facility

On December 28, 2022, Cellectis entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support the research and development activities to advance the pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provided for funding in three tranches, as follows: (i) an initial tranche of €20.0 million (“Tranche A”) disbursed on April 17, 2023; (ii) a second tranche of €15.0 million (“Tranche B”) disbursed on January 25, 2024; and (iii) a third tranche of €5.0 million (“Tranche C”) disbursed on December 18, 2024. Tranche A, Tranche B and Tranche C will mature six years from their disbursement date and generate interest at a contractual rate equal to respectively 8%, 7% and 6% per annum. Interests are capitalized annually by increasing the principal amount.

On March 30, 2023, the Company and EIB entered into a Subscription Agreement for warrants to be issued by Cellectis S.A. (the “Warrant Agreement”), as required by the Finance Contract.

As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A warrants to EIB, at the exercise price of €1.92. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the benefit of the EIB, at the exercise price of €2.53. As a condition to the disbursement of Tranche C, the Company issued 611,426 Tranche C warrants to the benefit of the EIB, at the exercise price of €1.70. Tranche A, B and C warrants are together referred to as the EIB Warrants. The exercise price of the warrants corresponds to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue each of the Tranche A, Tranche B and Tranche C warrants.

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

Tranche A, B and C loans, as well as their related Tranche A, B and C warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranches B and C cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A or B, as its disbursement was subject to additional conditions, the maturity of the loans and warrants is different, and the effective interest rate is different and corresponds to market conditions at the date of drawdown of each of the three Tranches.

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

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on January 25, 2024, the fair value of this loan included the $3.5 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $12.8 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 11.4%.

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

Because of the terms and conditions of the Company’s Call Option, we consider it highly unlikely that the Company will exercise the Call Option. Accordingly, the call option has been valued at zero as of December 31, 2024 and December 31, 2025.

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

The assumptions and results of the warrants valuation are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* The grant date retained is the collection date of the Tranche A as this is the issuance date defined in the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2024	As of December 31, 2025
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	1.63	4.20
Average life of options (in years)	20.00	18.55	17.30
Expected volatility	81.3%	45.6%	89.7%
Risk free rate	2.85%	2.4%	3.3%
Expected dividends	0%	0%	0%
Fair value per option (in euros per share)	1.73	1.19	3.84
Fair value in $ thousands	5,280	3,447	12,546

The change in fair value of Tranche A warrants of $2.5 million between initial recognition and December 31, 2023 was recognized in financial income. The change in fair value between December 31, 2023 and December 31, 2024 and between December 31, 2024 and December 31, 2025 was recognized in financial expense.

We conducted sensitivity analysis on the expected volatility of 5% as a standard practice. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of April 17, 2023	Fair value in $ thousands
Expected volatility -5%	5,261
Expected volatility	5,280
Expected volatility +5%	5,286

As of December 31, 2024	Fair value in $ thousands
Expected volatility -5%	3,236
Expected volatility	3,447
Expected volatility +5%	3,627

As of December 31, 2025	Fair value in $ thousands
Expected volatility -5%	12,257
Expected volatility	12,546
Expected volatility +5%	12,835

The assumptions and results of the warrants valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche B as this is the issuance date defined in the contract.

	Warrants Tranche B
	As of January 25, 2024	As of December 31, 2024	As of December 31, 2025
Number of warrants granted	1,460,053	1,460,053	1,460,053
Share price (in euros)	2.51	1.63	4.20
Average life of options (in years)	20.00	19.09	18.09
Expected volatility	60.4%	45.6%	89.7%
Risk free rate	2.7%	2.4%	3.3%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	2.22	1.15	3.89
Fair value in $ thousands	3,534	1,750	6,679

The change in fair value of Tranche B warrants of $1.7 million between initial recognition and December 31, 2024 was recognized in financial income. The change in fair value between December 31, 2024 and December 31, 2025 was recognized in financial expense.

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of January 25, 2024	Fair value in $ thousands
Expected volatility -5%	3,358
Expected volatility	3,534
Expected volatility +5%	3,711

As of December 31, 2024	Fair value in $ thousands
Expected volatility -5%	1,613
Expected volatility	1,750
Expected volatility +5%	1,869

As of December 31, 2025	Fair value in $ thousands
Expected volatility -5%	6,274
Expected volatility	6,679
Expected volatility +5%	6,840

The assumptions and results of the warrants valuation for Tranche C are detailed in the following tables:

Warrants Tranche C
Grant date *	12/18/2024
Expiration date	12/18/2044
Number of options granted	611,426
Share entitlement per option	1
Exercise price (in euros per option)	1.70
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of the Tranche C as this is the issuance date defined in the contract.

	Warrants Tranche C
	As of December 18, 2024	As of December 31, 2024	As of December 31, 2025
Number of warrants granted	611,426	611,426	611,426
Share price (in euros)	1.56	1.63	4.20
Average life of options (in years)	20.00	19.97	18.97
Expected volatility	45.3%	45.6%	89.7%
Risk free rate	2.2%	2.4%	3.3%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.19	1.28	3.94
Fair value in $ thousands	755	813	2,834

The change in fair value of Tranche C warrants of $0.1 million between initial recognition and December 31, 2024 was recognized in financial expense. The change in fair value between December 31, 2024 and December 31, 2025 was recognized in financial expense.

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of December 18, 2024	Fair value in $ thousands
Expected volatility -5%	712
Expected volatility	755
Expected volatility +5%	791

As of December 31, 2024	Fair value in $ thousands
Expected volatility -5%	766
Expected volatility	813
Expected volatility +5%	856

As of December 31, 2025	Fair value in $ thousands
Expected volatility -5%	2,782
Expected volatility	2,834
Expected volatility +5%	2,862

14.2 Due dates of the financial liabilities and lease debt

The following remaining contractual maturities are undiscounted amounts, they include future interest to be paid.

Balance as of December 31, 2025	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	35,426	10,151	25,406	7,881
Financial liabilities	84,472	10,722	79,206	34
Trade payables	17,277	17,277	-	-
Other current liabilities	12,342	12,342	-	-
Total financial liabilities and lease debts	149,518	50,492	104,613	7,915

Balance as of December 31, 2024	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	42,630	10,558	28,657	12,782
Other financial liabilities	67,016	16,573	36,618	36,538
Trade payables	18,664	18,664	-	-
Other current liabilities	10,097	10,097	-	-
Total financial liabilities and lease debts	138,408	55,893	65,275	49,321

Note 15. Other current liabilities

	As of December 31, 2024	As of December 31, 2025

	$ in thousands
VAT Payables	16	80
Accruals for personnel related expenses	8,830	10,766
Other	1,251	1,496
Total other current liabilities	10,097	12,342

Accruals for personnel are related to annual bonuses, paid time-off accruals and social expenses on stock options.

Note 16. Deferred income and contract liabilities

Details of deferred income and contract liabilities

	As of December 31, 2024	As of December 31, 2025

	$ in thousands
Deferred revenues	112,161	96,803
Total deferred income and contract liabilities	112,161	96,803

As of December 31, 2025, the deferred revenues and contract liabilities include $96.8 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA. Revenue recognized in the year ended December 31, 2025 that was included in the contract liability balance at the beginning of the year amounted to $36.8 million.

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

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in €
Balance as of January 1, 2023	2,955	583,122	45,675,968	0.05
Capital increase of Cellectis	1,401	68,584	25,907,800
Transaction costs related to capital increase	-	(2,049)	-
Exercise of share warrants, employee warrants, stock options and free-shares vesting	9	-	167,433
Non-cash stock-based compensation expense	-	7,086	-
Other movements	-	(133,958)	-
Balance as of December 31, 2023	4,365	522,785	71,751,201	0.05

Balance as of January 1, 2024	4,365	522,785	71,751,201	0.05
Allocation of prior period loss		(112,911)
Capital increase of Cellectis	1,505	138,495	28,000,000
Transaction costs related to capital increase	-	(207)	-
Derecognition of AZ derivative	-	(56,970)	-
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	19	9	342,672
Non-cash stock-based compensation expense	-	3,167	-
Other movements	-	(79)	-
Balance as of December 31, 2024	5,889	494,288	100,093,873	0.05

Balance as of January 1, 2025	5,889	494,288	100,093,873	0.05
Allocation of prior period loss (1)	-	(62,999)	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares (2)	14	36	245,568
Non-cash stock-based compensation expense	-	6,110	-
Other movements	-	11	-
Balance as of December 31, 2025	5,903	437,445	100,339,441	0.05

Capital evolution in 2025

(1)
The standalone statutory loss for the year ended December 31, 2024 of the parent company was allocated to premiums related to share capital for 58.2 million euros or approximately $63.0 million following the decision of the Annual General Meeting of shareholders which took place on June 26, 2025. The difference between this standalone statutory loss of the parent company and the consolidated net loss was allocated to retained deficit for $26.2 million.
(2)
During the year ended December 31, 2025, 245,568 ordinary shares were issued to the benefit of Company's employees related to the free shares plans which met vesting conditions and exercised stock options.

Capital evolution in 2024

•
The statutory standalone net loss of the parent company was allocated to premiums related to share capital following the allocation decision of the Annual General Meeting of shareholders. The remaining consolidated net loss was allocated to retained earnings (deficit).

•
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
•
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
•
During the year ended December 31, 2023, 16,000,000 shares were issued on November 6, 2023 in connection with the AstraZeneca Initial Investment Agreement (the "IIA") of $80.0 million at a price of $5 per share. Following settlement and delivery of the new shares, AstraZeneca owned approximately 22% of the share capital and 21% of the voting rights of the Company, had the right to nominate a non-voting observer on the board of directors of Cellectis, and had the right to participate pro rata in Cellectis’s future share offerings. A portion of the Initial Investment Agreement proceeds equal to $35.7 million was reallocated to the transaction price of the Joint Research and Collaboration Agreement ("AZ JRCA") with AstraZeneca collaboration agreement and recorded as deferred revenue. The amount is reflected as a deduction from the share premium. The remaining consideration received, after reallocation of the AZ JRCA representing $44.9 million is reflected in share capital for $0.9 million and share premium for $44.0 million. Further details on the interdependence between the AZ JRCA and SIA are provided in Note 2.6 to the financial statements "Accounting treatment of significant transactions of the period".
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

•
At December 31, 2025, we had 100,339,441 shares outstanding of which 10,000,000 were Class A Preferred shares with a single voting right, 18,000,000 were Class B Preferred shares with no voting rights, and 23,236,915 were ordinary shares with a double voting right. As a result, as of December 31, 2025 total voting rights amounted to 105,576,356.
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

17.2 Share warrants and non-employee warrants

Share warrants and non-employee warrants consist of Bons de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

Date	Type	Number of outstanding instruments as of 01/01/2025	Number of instruments granted	Number of options/warrants exercised	Number of free shares vested	Number of instruments voided	Number of outstanding instruments as of 12/31/2025	Maximum of shares to be issued	Number of exercisable warrants and stock options as of 12/31/2025	Exercise price per option / warrant in Euros
03/24/2015	Stock Options	1,336,826	-	-	-	(1,336,826)	-	-	-	38.45
03/27/2015	Warrants	50,000	-	-	-	(50,000)	-	-	-	38.45
09/08/2015	Warrants	74,200	-	-	-	(74,200)	-	-	-	28.01
09/08/2015	Stock Options	1,301,000	-	-	-	(1,301,000)	-	-	-	27.55
03/14/2016	Warrants	66,675	-	-	-	(40,175)	26,500	28,090	26,500	27.37
03/14/2016	Stock Options	1,261,336	-	-	-	-	1,261,336	1,337,016	1,261,336	22.44
10/28/2016	Warrants	68,000	-	-	-	(40,000)	28,000	29,680	28,000	18.68
10/28/2016	Stock Options	1,440,646	-	-	-	(2,704)	1,437,942	1,524,220	1,437,943	17.90
10/11/2017	Warrants	80,000	-	-	-	(40,000)	40,000	42,400	40,000	24.34
10/11/2017	Stock Options	665,000	-	-	-	-	665,000	704,900	665,000	22.57
10/08/2018	Stock Options	5,000	-	-	-	-	5,000	5,300	5,000	24.80
04/24/2019	Stock Options	904,291	-	-	-	(10,500)	893,791	947,418	893,791	18.25
11/06/2019	Stock Options	30,000	-	-	-	-	30,000	31,800	30,000	11.06
07/20/2020	Stock Options	17,000	-	-	-	-	17,000	18,020	17,000	15.12
08/05/2020	Stock Options	114,000	-	-	-	-	114,000	120,840	114,000	14.62
11/05/2020	Stock Options	20,500	-	-	-	-	20,500	21,730	20,500	14.62
03/04/2021	Stock Options	654,881	-	-	-	(14,780)	640,102	678,508	639,610	19.44
03/05/2021	Free shares	788	-	-	-	(788)	-	-	-	-
04/13/2021	Stock Options	27,465	-	-	-	-	27,465	29,113	27,465	16.07
05/12/2021	Stock Options	2,844	-	-	-	(2,844)	-	-	-	14.36
05/28/2021	Stock Options	25,000	-	-	-	-	25,000	26,500	25,000	12.69
09/30/2021	Stock Options	450	-	-	-	-	450	477	450	11.51
11/25/2021	Stock Options	3,094	-	-	-	(3,094)	-	-	-	8.81
03/03/2022	Free shares	192,480	-	-	(192,728)	248	0	0	-	-
03/03/2022	Stock Options	499,045	-	-	-	-	499,045	528,988	494,759	4.41
03/29/2022	Free shares	2,014	-	-	(2,014)	-	-	-	-	-
03/29/2022	Stock Options	3,400	-	-	-	-	3,400	3,604	3,188	3.96
05/24/2022	Free shares	34,856	-	-	(34,002)	(854)	0	0	-	-
05/24/2022	Stock Options	37,580	-	-	-	-	37,580	39,835	37,258	3.48
12/19/2022	Free shares	1,606	-	-	(636)	(970)	-	-	-	-
12/19/2022	Stock Options	1,255	-	-	-	(1,255)	-	-	-	2.09
01/24/2023	Free shares	277,538	-	-	(2,612)	(22,980)	251,946	251,946	-	-
01/24/2023	Stock Options	1,084,941	-	-	-	-	1,084,941	1,150,037	691,956	3.17
05/04/2023	Stock Options	355,650	-	(300)	-	-	355,350	376,671	233,681	1.80
06/26/2023	Stock Options	46,753	-	(2,000)	-	(2,656)	42,096	44,622	26,088	1.74
01/25/2024	Stock Options	1,412,476	-	-	-	-	1,412,476	1,497,225	466,117	2.60
05/15/2024	Stock Options	571,625	-	(2,742)	-	(34,533)	534,350	534,350	201,006	2.82
06/26/2024	Stock Options	556,562	-	(8,396)	-	(2,530)	545,636	545,636	190,537	2.07
08/07/2024	Stock Options	100,000	-	-	-	-	100,000	100,000	33,000	1.90
09/05/2024	Stock Options	21,000	-	-	-	-	21,000	21,000	6,563	2.08
11/04/2024	Stock Options	19,675	-	-	-	(9,800)	9,875	9,875	2,469	1.70
01/30/2025	Stock Options	-	3,851,783	-	-	-	3,851,783	3,851,783	-	1.56
03/13/2025	Stock Options	-	1,866,150	-	-	(84,625)	1,781,525	1,781,525	-	1.26
06/23/2025	Stock Options	-	476,100	-	-	(4,500)	471,600	471,600	-	1.28
08/04/2025	Warrants	-	75,000	-	-	-	75,000	75,000	23,438	2.59
11/07/2025	Stock Options	-	132,000	-	-	-	132,000	132,000	-	3.07
12/09/2025	Stock Options	-	20,000	-	-	-	20,000	20,000	-	4.07

	Total	13,367,451	6,421,033	(13,438)	(231,992)	(3,081,364)	16,461,689	16,981,708	7,641,653

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

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, risk free rates, dividend yield, and forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate is based on the French government securities with maturities similar to the expected term of the options at grant date. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Following AstraZeneca's equity investment of 28 million shares on May 3, 2024, including 10,000,000 Class A Preferred Shares and 18,000,000 Class B Preferred Shares, the board of directors implemented measures to protect the interests of the holders of share warrants, stock options and free shares (in accordance with the provisions of article L. 228-99 3° of the French Code de commerce). The board of directors, assisted by an independent expert, concluded it was necessary to adjust the rights of holders of share warrants, stock options and free shares, on the basis of an adjustment ratio set at 1.06x. Stock options and share warrants ("BSA") outstanding as of May 3, 2024 benefited from an increase in their conversion ratio from 1 share to 1.06 share per option/warrant exercised. Holders of outstanding free shares as of May 3, 2024 benefited from a 6% increase in the number of free shares granted. The additional stock-based compensation expense is $0.1 million for the year 2024.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

For the twelve-month period ended December 31,
	2023	2024	2025

Weighted-Average fair values of stock options granted	1.65€	1.41€	0.89€
Assumptions:
Risk-free interest rate	2.45% - 2.75%	2.51% - 2.99%	2.78% - 3.06%
Share entitlement per options	1	1 - 1.06	1
Exercise price	1.74€ - 3.17€	1.70€ - 2.82€	1.26€ - 4.07€
Underlying stock price at grant date	1.70€-3.09€	1.67€-2.76€	1.26€-4.02€
Expected volatility	63.7% - 64.4%	64.6%- 65.2%	65.0%- 72.2%
Expected term (in years)	6.03 - 6.15	6.03 - 6.17	5.93 - 6.16
Vesting conditions	Performance & Service or Service	Performance & Service or Service	Performance & Service or Service only
Vesting period	Graded	Graded	Graded

Our vesting performance conditions comprise a mix of financial (non-related to the price of Cellectis' ordinary shares or ADS), manufacturing and clinical objectives to be met.

Information on stock option activity follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share (in €)	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average contractual Life (in years)

Balance as of January 1, 2023	7,400,519	24.58	8,787,264	22.31	4.6
Granted			1,835,411	2.86
Exercised			-	-
Forfeited or Expired			(79,516)	22.86

Balance as of December 31, 2023	7,913,183	23.63	10,543,159	18.92	4.6
Granted			3,054,163	2.51
Exercised			-	-
Forfeited or Expired			(1,078,028)	4.50

Balance as of December 31, 2024	8,546,368	22.34	12,519,294	16.16	4.6
Granted			6,346,033	1.49
Exercised			(13,438)	2.17
Forfeited or Expired			(2,811,646)	31.33

Balance as of December 31, 2025	7,523,716	14.42	16,040,242	7.71	6.4

Share-based compensation expense related to stock option awards was $5.6 million in 2025, $2.6 million in 2024, and $2.3 million in 2023.

On January 30, 2025, the Board of Directors granted 3,851,783 stock options to executive employees. These stock options will vest over three years based on both service and performance conditions.

On March 13, 2025, the Board of Directors granted 1,866,150 stock options to non-executive employees. These stock options will vest over four years based on service conditions.

On June 23, 2025, the Board of Directors granted 270,500 stock options to executive employees. These stock options will vest over three years solely based on both service and performance conditions. On the same date, the Board of Directors also granted 205,600 stock options to non-executive employees with a four-year vesting period solely based on service conditions.

On November 7, 2025, the Board of Directors granted 132,000 stock options to non-executive employees. These stock options will vest over four years solely based on service conditions.

On December 9, 2025, the Board of Directors granted 20,000 stock options to a non-executive employee. These stock options will vest over four years solely based on service conditions.

Warrants

The weighted-average fair values of warrants granted and the assumptions used for the Black-Scholes option pricing model were as follows:

For the twelve-month period ended December 31,
2025

Weighted-Average fair values of warrants granted	1.43€
Assumptions:
Risk-free interest rate	2.82%
Share entitlement per warrant	1
Subscription price	0.13€
Exercise price	2.59€
Underlying stock price at grant date	2.36€
Expected volatility	70.73%
Expected term (in years)	5.5
Vesting conditions	Service
Vesting period	Graded

No warrants (or “Bons de Souscriptions d’Actions” or “BSAs”) have been granted during the years ended December 31, 2023 and December 31, 2024.

Information on warrants activity is as follows:

	Warrants Exercisable	Weighted-Average Exercise Price Per Share (in €)	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life (in years)

Balance as of January 1, 2023	896,225	27.18	896,225	27.18	3.3
Granted			-	-
Exercised			-	-
Forfeited or Expired	(557,350)	27.48	(557,350)	27.48

Balance as of December 31, 2023	338,875	26.69	338,875	26.69	2.4
Granted			-	-
Exercised			-	-
Forfeited or Expired			-	-

Balance as of December 31, 2024	338,875	26.69	338,875	26.69	1.4
Granted			75,000	2.59
Exercised			-	-
Forfeited or Expired			(244,375)	27.91

Balance as of December 31, 2025	117,938	19.35	169,500	14.25	4.8

Share-based compensation expense related to warrant awards was $0.1 million in 2025, and nil in 2024 and 2023.

Free shares

The free shares granted since 2021 are subject to a three-year vesting period for all employees based on service conditions. Free shares granted to executive officers are also subject to performance conditions.

Our vesting performance conditions comprise a mix of financial (non-related to the price of Cellectis' ordinary shares or ADS), manufacturing and clinical objectives to be met.

Information on free shares activity is as follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Balance as of January 1, 2023	909,113	11.18
Granted	342,900	3.08
Vested	(167,433)	22.45
Cancelled	(67,042)	11.40

Balance as of December 31, 2023	1,017,538	6.59
Granted	-	-
Additional shares due to May 2024 modification	44,650	1.71
Vested	(342,675)	11.89
Cancelled	(210,219)	6.00

Balance as of December 31, 2024	509,295	2.84
Granted	-	-
Vested	(231,992)	2.60
Cancelled	(25,356)	3.21

Balance as of December 31, 2025	251,946	3.02

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to Cellectis' free shares awards was $0.4 million in 2025, $0.5 million in 2024, and $2.9 million in 2023.

No free shares were granted during the years ended December 31, 2025 and December 31, 2024.

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

Stock-based compensation expense related to stock option awards was $1.8 million for the year ended December 31, 2023.

Share-based compensation expense related to restricted stock unit awards was $2.4 million for the year ended December 31, 2023.

Share-based compensation expense related to performance stock unit awards was a reversal of $0.3 million mainly due to departures, compared to an expense of $0.3 million for the year ended December 31, 2023.

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

Detail of earnings per share

	For the year ended December 31,
	2023	2024	2025

Net income (loss) attributable to shareholders of Cellectis (€ in thousands)	(101,059)	(36,761)	(67,593)
Net income (loss) attributable to shareholders of Cellectis from discontinued operations (€ in thousands)	15,776	-	-
Weighted average number of outstanding shares, used to calculate basic and diluted net result per share	57,012,815	90,566,346	100,279,276
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(1.77)	(0.41)	(0.67)
Basic and diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	0.28	-	-

As of December 31, 2025, the potential shares that could potentially dilute basic earnings per share in the future but were not included in the calculation of the diluted net loss per share as their effect would be anti-dilutive. These potential shares consist of stock options, unvested free shares and warrants granted to our employees and directors (see Note 18) and outstanding warrants ("BSA") granted to EIB (see Note 14).

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

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•
When the entity can no longer withdraw the offer of those benefits; and
•
When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Details of provisions

	As of January 1, 2024		Additions	Amounts used during the period	Reversals	OCI	As of December 31, 2024
	$ in thousands
Retirement indemnities	2,200	-	243	-	(1,200)	(129)	1,115
Employee litigation and severance	242	-	-	(11)	(39)	(12)	180
Commercial litigation	588	-	-	-	-	(35)	553
Provision for tax litigation	628	-	-	(615)	-	(13)	-
Other provision for charges	281	-	26	(184)	(18)	(10)	95
Total	3,940	-	269	(810)	(1,258)	(199)	1,942
Non-current provisions	2,200	-	243	-	(1,200)	(129)	1,115
Current provisions	1,740	-	26	(810)	(57)	(70)	828

	As of January 1, 2025	Additions	Amounts used during the period	Reversals	OCI	As of December 31, 2025
	$ in thousands
Retirement indemnities	1,115	152	-	-	63	1,329
Employee litigation and severance	180	257	(70)	(36)	30	360
Commercial litigation	553	-	-	-	72	625
Other provision for charges	95	72	-	-	15	183
Total	1,942	481	(70)	(36)	180	2,498
Non-current provisions	1,115	152	-	-	63	1,329
Current provisions	828	330	(70)	(36)	117	1,169

During the year ended December 31, 2025, movements in provisions were immaterial.

On September 26, 2025, Factor Bioscience filed a complaint in the United States District Court for the District of Delaware against Cellectis S.A., Cellectis, Inc., AstraZeneca Ireland Limited, and AstraZeneca Holdings B.V., alleging that Cellectis' TALEN-based gene editing technology would infringe three of Factor's U.S. patents. Due to the early stage of this claim, our belief that we have meritorious defenses and our intent to defend this action vigorously, no liability has been recognized in the Company's Statements of Consolidated Financial Position.

From time to time, we may be subject to various allegations, claims and legal proceedings relating to our operations. We are not currently aware of any such matter that, in the opinion of management, would warrant additional disclosures in those consolidated financial statements.

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

As part of the estimation of our obligations, the following assumptions were used for all categories of employees:

	2023	2024	2025
% social security contributions	47.13%	47.13%	47.13%
Salary increases	2.50%	2.50%	2.50%
Discount rate	3.53%	3.44%	3.81%
Retirement age	66 years old	66 years old	66 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

A 0.5% increase in the discount rate would result in a $0.1 million decrease of the net defined benefit liability, whereas a 0.5% decrease in the discount rate would result in a $0.1 million increase of the net defined benefit liability.

The salary increase rate is based on an estimate of the rate that will be applied by the Company over the average term of the commitments, taking into account the Company's current salary policy as defined by the Compensation Committee.

A 0.5% increase in the salary increase rate would result in a $0.1 million increase in the net defined benefit liability, whereas a 0.5% decrease of the salary increase rate would result in a $0.1 million decrease of the net defined benefit liability.

The following table shows reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

$ in thousands
As of January 1, 2023	(2,390)
Current service cost	(237)
Interest cost	(90)
Benefit paid	-
Actuarial gains and losses	597
Reclassification/CTA	(80)
As of December 31, 2023	(2,200)
Current service cost	(167)
Past service cost	1,200
Interest cost	(76)
Benefit paid	-
Actuarial gains and losses	129
Reclassification/CTA	-
As of December 31, 2024	(1,115)
Current service cost	(110)
Interest cost	(42)
Benefit paid	-
Actuarial gains and losses	86
Foreign exchange differences	(149)
As of December 31, 2025	(1,329)

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

Details of off-balance sheet commitments

As of December 31, 2025	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,812	1,081	1,731	-	-
Total commitments	2,812	1,081	1,731	-	-

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

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of December 31, 2025, our lease guaranty represents a potential obligation in the amount of $19.9 million over the remaining 12 years lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus may not renew or extend the lease or enter into any amendment that would increase our liability under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

Obligations under the terms of IT licensing agreements

We have entered into cloud-computing arrangements which are accounted for as service contracts. Under these arrangements, we have obligations to pay quarterly fixed fees per active number of user licenses.

Obligations under the terms of license and collaboration agreements

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are highly uncertain and therefore they are not included in the table above.

Note 22. Related parties and other major shareholders

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as of December 31, 2025.

Short-term employee benefits paid to key management personnel totaled $5.3 million in the fiscal year 2023, $5.5 million in the fiscal year 2024 and $5.6 million in the fiscal year 2025.

On September 4, 2014, the Board of Directors adopted a change of control plan which applies to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. Key management personnel employment agreements include a termination indemnity or additional post-employment compensation.

Key management personnel received an aggregate of 4,122,283 and 1,724,726 securities in share-based compensation (free shares and stock options) over the years ended December 31, 2025 and December 31, 2024, respectively. Total non-cash stock-based compensation expense for key management personnel amounted to $4.3 million in the year ended December 31, 2025, and $2.4 million in the year ended December 31, 2024.

Transactions with related parties having significant influence over the Group

During the fiscal year ended December 31, 2025, the Group conducted transactions with AstraZeneca, which is also a shareholder with significant influence over the Group. These transactions are detailed in Notes 2.6 and 4.1.

Outstanding balances with AstraZeneca as of December 31, 2024 and December 31, 2025 are as follows:

$ in thousands	AstraZeneca
	As of December 31,
ASSETS	2024	2025
Total non-current assets	-	-
Trade receivables	6,053	12,786
Total current assets	6,053	12,786
TOTAL ASSETS	6,053	12,786
LIABILITIES
Non-current financial liabilities	-	-
Total non-current liabilities	-	-
Current financial liabilities	-	-
Deferred income and contract liabilities	112,155	96,766
Total current liabilities	112,155	96,766
TOTAL LIABILITIES	112,155	96,766

Transactions with other major shareholders

Bpifrance, which is a shareholder of Cellectis without significant influence, participated in a bank syndicate that granted a State-Guaranteed loan (“Prêt Garanti par l’Etat”, or “PGE”) to Cellectis. During the fiscal year ended 2025, we made payments of $1.7 million in principal and $0.1 million in interest pursuant to the PGE loan.

We also entered into agreements with Bpifrance, to provide:

•
a financing of 80% of certain Research Tax Credit ("Crédit Impôts Recherche" or "CIR") receivables. Pursuant to these agreements, Bpifrance advanced €5.5 million and €5.3 million over the period from June 15, 2022 to June 15, 2023. On October 15, 2025 the €5.5 million financing related to the 2021 Research Tax Credit was fully repaid. The agreement related to the financing of the 2022 Research Tax Credit for €5.3 million related was amended to extend the maturity to October, 15, 2026. We also made payments of €0.3 million in interest during the year ended December 31, 2025.
•
a grant and refundable advance to partially support an R&D program related to Cellectis' eti-cel for up to €6.4 million subject to specific conditions (see note 14.1). In 2023 and 2024, Cellectis received respectively €2.8 million and €2.5 million pursuant to this advance. We did not receive additional advances and did not pay any principal or interest amount in 2025.

Outstanding balances with Bpifrance were as follows:

$ in thousands	Bpifrance
	As of December 31,
ASSETS	2024	2025
Total non-current assets	-	-
Total current assets	-	-
TOTAL ASSETS	-	-
LIABILITIES
Non-current financial liabilities	4,358	4,042
Total non-current liabilities	4,358	4,042
Current financial liabilities	12,716	7,555
Total current liabilities	12,716	7,555
TOTAL LIABILITIES	17,074	11,597

Note 23. Subsequent events

On January 30, 2026, the repayment term of the advance agreement with BPI related to partial financing of the eti-cel R&D program and related CMC activities (see note 14.1 Conditional advances) has been extended by 18 months, with the date of the repayment of the first installment set to September 30, 2029.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLECTIS S.A.

/s/ André Choulika
	By:	André Choulika
	Title:	Chief Executive Officer

Date: March 19, 2026